Form 10-K, Exhibit 13
period 1996-12-31
MANPOWER INC /WI/
filed 1997-03-31
CIK 871763

                                                                    EXHIBIT 13

MANAGEMENT'S DISCUSSION AND ANALYSIS
    OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NATURE OF OPERATIONS

Manpower Inc. (the "Company") is the largest non-governmental employment services organization in the world, with over 2500 offices in 43 countries. The Company is primarily engaged in temporary help, contract services and employee training and testing.

RESULTS OF OPERATIONS - YEARS ENDED
DECEMBER 31, 1996, 1995 AND 1994

Revenues from Services increased 10.9% and 27.6% in 1996 and 1995, respectively. Revenues were unfavorably impacted 2.1% in 1996 and were favorably impacted 7.0% in 1995 by currency exchange rates. Volume, as measured by billable hours of branch operations, was up 10.3% in 1996 and 17.3% in 1995. All of the Company's major markets experienced revenue increases in 1996, including the United States (14.4%), France (5.9% in French Francs) and the United Kingdom (7.1% in Pound Sterling).

    Cost of services, which consists of payroll and related expenses of temporary workers, decreased as a percentage of revenues to 81.1% in 1996 from 81.8% in 1995 and 81.5% in 1994. This decrease is primarily attributable to the reduction of payroll taxes, as a result of government employment incentive programs, in certain of the Company's European markets. The Company does not anticipate that it will benefit from this payroll tax reduction in future periods, and accordingly expects the cost of services percentage to increase in 1997 to prior year levels.

    Selling and administrative expenses, as a percentage of revenues, were 15.1% in 1996, 14.4% in 1995 and 15.0% in 1994. The increase in 1996 is due, among other factors, to advertising costs related to sponsorship of the 1998 World Cup and non-recurring costs related to the employment incentive programs discussed above. Excluding the impact of changes in foreign currency, selling and administrative expenses increased 19.0% in 1996 and 16.6% in 1995.

    Net interest and other was income of $15.4 million in 1996, compared to expense of $7.9 million in 1995 and expense of $15.3 million in 1994. During 1996, the Company recorded gains of $15.5 million related to the sale of its remaining equity interests in two former non-Manpower brand subsidiaries based in the United Kingdom. The cash proceeds received from the equity interests and a note receivable was $18.4 million. The Company had previously deferred recognition of the equity interests and the note due to uncertainties regarding their eventual realization. The remaining change in net interest and other is primarily due to the change in net interest, which was $.9 million of income in 1996, compared to $5.8 million of expense in 1995 and $9.1 million of expense in 1994. The 1996 change is the result of lower worldwide borrowing levels, due to the conversion of the Company's Convertible Subordinated Debentures in October of 1995, and lower interest rates. The 1995 change is the result of both increased investment income and lower worldwide borrowing levels.

    The Company provided for income taxes at a rate of 33.0% in 1996 compared to 37.2% in 1995 and 38.5% in 1994. In 1996, the Company's effective income tax rate is lower than the U.S. Federal statutory rate of 35% due to the utilization of capital and net operating loss carryforwards which had been fully reserved for in prior years. In 1995 and 1994, the Company's effective income tax rate is higher than the U.S. Federal statutory rate due to state income taxes and, in 1994, operating losses in certain countries which were not tax benefited.

    Net earnings per share was $1.95 in 1996, compared to net earnings per share of $1.65 in 1995 and $1.12 in 1994. The 1996 earnings include non-recurring gains, net of taxes, of $.12 per share on the sale of the Company's equity interests discussed above. The weighted average shares outstanding increased by 5.5 million shares in 1996. This increase is due primarily to the conversion of the Company's Convertible Subordinated Debentures in October of 1995.

LIQUIDITY & CAPITAL RESOURCES

CASH SOURCES

Cash provided by operating activities was $88.4 million, $98.0 million and $36.5 million in 1996, 1995 and 1994, respectively. Cash provided by operating activities was significantly impacted by changes in working capital. Cash provided by operating activities before working capital changes was $183.4 million, $159.9 million and $110.4 million in 1996, 1995 and 1994, respectively. The increase in this amount is primarily due to the increased net earnings of the Company. Cash uses to support net working capital needs were $95.0 million, $61.9 million and $73.9 million in 1996, 1995 and 1994, respectively,
primarily as a result of the increase in business volumes.

    Accounts receivable increased to $1,167.5 million at December 31, 1996 from $1,043.7 million at December 31, 1995. The change includes a $32.3 million decrease due to the change in foreign exchange rates, offset by a general increase in receivables due to the higher sales levels.

    Cash was favorably impacted in 1996 by the $18.4 million of proceeds received from the sale of equity interests. (See discussion above and in Note 8 to the Consolidated Financial Statements.)

    Net cash provided by borrowings was $29.5 million, $9.5 million and $12.8 million in 1996, 1995 and 1994, respectively. The 1996 borrowings were used for acquisitions, as discussed below.

CASH USES

During 1996, the Company acquired A Teamwork Sverige AB, the largest employment services organization in Sweden, and several franchises in the United States, Canada and Spain. The total cash consideration paid for these acquisitions, net of cash acquired, was $32.4 million.

    Capital expenditures were $40.9 million, $43.7 million and $26.6 million in 1996, 1995 and 1994, respectively. Capital expenditures primarily relate to office openings and refurbishment and purchases of computer equipment and office furniture used in the branch office network.

    In November 1996, the Board of Directors authorized the purchase of up to five million shares of the Company's common stock. The purchases may be made from time to time at prevailing market prices. At December 31, 1996, 101,700 shares at a cost of $3.2 million had been purchased under this authorization. Subsequent to December 31, 1996, an additional 665,600 shares have been purchased at a cost of $21.2 million.

    The Company paid dividends of $12.3 million, $10.2 million and $8.1 million in 1996, 1995 and 1994, respectively.

    During 1996, the Company expended the remaining $2.7 million of reserves related to the strategic restructuring plan started in 1989. These reserves were used to cover general operating costs and lease costs of properties vacated under the restructuring plan.

    Cash and cash equivalents increased $37.8 million, $60.7 million and $18.8 million in 1996, 1995 and 1994, respectively.

CAPITALIZATION

Total capitalization at December 31, 1996 was $728.9 million, comprised of $128.2 million of debt and $600.7 million of equity. Debt as a percentage of total capitalization was 17.6% in 1996 and 18.1% in 1995.

CAPITAL RESOURCES

On April 1, 1996, the Company entered into a $275 million unsecured revolving credit agreement which includes a $60 million commitment to be used exclusively for standby letters of credit. Borrowings of $49.3 million and letters of credit of $43.9 million were outstanding under the facility at December 31, 1996. The facility matures on May 15, 1999 but may be extended for an additional two years with the lenders' consent. The agreement requires, among other things, that the Company maintain minimum tangible net worth levels of not less than $331.1 million, an interest coverage ratio of not less than 3.0 and a debt-to-capitalization ratio of less than .55 to 1. As of December 31, 1996, the Company had tangible net worth of $530.5 million, an interest coverage ratio of 37.1 and a debt-to-capitalization ratio of .26 to 1.

    Borrowings of $47.3 million were outstanding under the Company's U.S. commercial paper program. These borrowings have been classified as long-term debt due to the availability to refinance them on a long-term basis under the revolving credit facility.

    In addition to the above, the Company and some of its foreign subsidiaries maintain separate lines of credit with foreign financial institutions to meet working capital needs. As of December 31, 1996, such lines totaled $168.0 million, of which $143.6 million was unused.

    The Company's principal on-going cash needs are to finance working capital, capital expenditures and the share repurchase program. Working capital is primarily in the form of trade receivables, which increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivable turnover, which differs in each market in which the Company operates.

    The Company believes that the combination of internally generated funds and its existing credit facilities are sufficient to cover its near term projected cash needs. With continued revenue increases, additional borrowings under the existing facilities would be necessary to finance anticipated working capital requirements.

SIGNIFICANT MATTERS AFFECTING RESULTS OF OPERATIONS

EFFECT OF EXCHANGE RATE FLUCTUATIONS

Over 70% of the Company's revenues and 65% of operating profits are generated outside of the United States. As a result, fluctuations in the value of foreign currencies against the dollar may have a significant impact on the reported results of the Company. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the weighted average exchange rate for the year. Consequently, as the value of the dollar strengthens relative to other currencies in the Company's major markets, as it did on average in 1996, the resulting translated revenues, expenses and operating profits are lower. Using constant exchange rates, 1996 revenues and operating profits would have been approximately 2-3% higher than reported.

    Fluctuations in currency exchange rates may also impact the stockholders' equity of the Company. Assets and liabilities of the Company's non-U.S. subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in stockholders' equity as cumulative translation adjustments. The dollar was stronger relative to many of the foreign currencies at December 31, 1996 compared to December 31, 1995. Consequently, the cumulative translation adjustments component of stockholders' equity decreased $16.6 million at December 31, 1996 compared to the prior year.

    Although currency fluctuations impact the Company's reported results, such fluctuations generally do not affect the Company's cash flow or result in actual economic gains or losses. Each of the Company's subsidiaries derives revenues and incurs expenses within a single country and consequently, does not generally incur currency risks in connection with the conduct of their normal business operations. The Company generally has few cross border transfers of funds, except for transfers to the United States to fund the expense of the Company's international headquarters and working capital loans made from the United States to the Company's foreign subsidiaries. To reduce the currency risk related to the loans, the Company may borrow funds under the Revolving Credit Agreement in the foreign currency, to lend to the subsidiary, or alternatively, may enter into a contract to hedge the loan. Foreign exchange gains and losses recognized on any transfers are included in the Consoli-dated Statements of Operations and historically have been immaterial. The Company generally does not engage in hedging activities, except as discussed above. As a result, the Company did not hold any derivative instruments other than hedges of specific transactions with foreign subsidiaries, at December 31, 1996.

IMPACT OF ECONOMIC CONDITIONS

Because one of the principal attractions of using temporary help is to maintain a flexible supply of labor to meet changing economic conditions, the industry has been and remains sensitive to economic cycles. The Company believes that the wide spread of its operations generally cushions it against the impact of an adverse economic cycle in any single country.

LEGAL REGULATIONS AND UNION RELATIONSHIPS

The temporary employment services industry is closely regulated in all of the major markets in which the Company operates except the United States and Canada. In addition to licensing or registration requirements, many countries impose substantive restrictions on the provision of temporary employment services, either on the temporary help company or the ultimate client company, including restrictions on the length of temporary assignments, the type of work permitted for temporary workers or the occasions on which temporary workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which temporary employment services firms may operate. These changes could impose additional costs, taxes, or additional record keeping or reporting requirements; restrict the tasks to which temporaries may be assigned; limit the duration of or otherwise impose restrictions on the nature of the temporary relationship (with the Company or the client) or otherwise adversely affect the industry.

    In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on the Company's operations and the ability of customers to utilize the Company's services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company) basis. Changes in these collective labor agreements have occur-red in the past and are expected in the future and may have a material impact on the operations of temporary staffing firms, including the Company.

    The International Labor Organization (ILO), a UN specialized agency which sets international labor standards, through its adoption of Convention 96 in 1949, required that member states abolish or strictly control the operation of private (i.e., non-governmental) firms engaged in the "fee charging employment agency business." The convention was widely ratified (although not in the U.S., Canada or UK) and served as the legal basis in many nations for restricting, or in some cases, prohibiting, the operation of private temporary help companies. In recent years, however, many countries relaxed or eliminated restrictions on the temporary help industry, and in some instances renounced their previous ratification of Convention 96. In 1994, the ILO determined that the restrictions of Convention 96 were no longer reasonable or desirable in view of the positive role played by temporary help companies in labor markets. The ILO determined that Convention 96 should be revised to reflect the reality of the current situation. The ILO has included such revision on the agenda for its 1997 annual conference.



                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Board of Directors and Shareholders of Manpower Inc.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manpower Inc. and subsidiaries as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


/s/Arthur Andersen LLP

ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin,
January 31, 1997.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)


YEAR ENDED DECEMBER 31                                                    1996             1995             1994
-------------------------------------------------------------------------------------------------------------------
Revenues from Services                                               $  6,079,905     $  5,484,175     $  4,296,443

Cost of services                                                        4,931,937        4,483,343        3,499,833
-------------------------------------------------------------------------------------------------------------------
 Gross profit                                                           1,147,968        1,000,832          796,610

Selling and administrative expenses                                       921,011          789,179          644,864
-------------------------------------------------------------------------------------------------------------------
 Operating profit                                                         226,957          211,653          151,746

Interest and other (income) expenses                                      (15,355)           7,862           15,257
-------------------------------------------------------------------------------------------------------------------
 Earnings before income taxes                                             242,312          203,791          136,489
Provision for Income Taxes                                                 80,014           75,749           52,558
-------------------------------------------------------------------------------------------------------------------
 Net earnings                                                        $    162,298     $    128,042     $     83,931
===================================================================================================================
 Net earnings per share                                              $       1.95     $       1.65     $       1.12
===================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


SUPPLEMENTAL SYSTEMWIDE INFORMATION
(unaudited, dollars in thousands)

YEAR ENDED DECEMBER 31                                          1996             1995             1994
----------------------------------------------------------------------------------------------------------
Systemwide sales                                            $  7,474,212     $  6,883,605     $  5,609,608
----------------------------------------------------------------------------------------------------------

Systemwide offices at year end                                     2,519            2,449            2,213
----------------------------------------------------------------------------------------------------------

Systemwide information represents total of Company-owned branches and franchises.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)


ASSETS

DECEMBER 31                                                                           1996                  1995
-------------------------------------------------------------------------------------------------------------------
Current Assets:

 Cash and cash equivalents                                                       $    180,553          $    142,773
 Accounts receivable, less allowance for doubtful accounts
   of $33,526 and $32,901, respectively                                             1,167,468             1,043,694
Prepaid expenses and other assets                                                      42,913                39,224
Future income tax benefits                                                             48,151                51,617
-------------------------------------------------------------------------------------------------------------------
   Total current assets                                                             1,439,085             1,277,308

Other Assets:

 Investments in licensees                                                              29,409                31,591
 Other assets                                                                         162,390               100,868
-------------------------------------------------------------------------------------------------------------------
   Total other assets                                                                 191,799               132,459

Property and Equipment:

 Land, buildings, leasehold improvements and equipment                                302,547               267,526
Less: accumulated depreciation and amortization                                       181,168               159,507
-------------------------------------------------------------------------------------------------------------------
   Net property and equipment                                                         121,379               108,019
-------------------------------------------------------------------------------------------------------------------
   Total assets                                                                  $  1,752,263          $  1,517,786
===================================================================================================================

Liabilities and Stockholders' Equity

DECEMBER 31                                                                           1996                   1995
-------------------------------------------------------------------------------------------------------------------
Current Liabilities:

 Payable to banks                                                                $    24,375           $     37,559
 Accounts payable                                                                    235,466                219,794
 Employee compensation payable                                                        60,222                 56,630
 Accrued liabilities                                                                  87,444                 72,325
 Accrued payroll taxes and insurance                                                 195,194                177,150
 Value added taxes payable                                                           174,624                167,937
 Income taxes payable                                                                 30,945                 25,286
 Current maturities of long-term debt                                                  2,986                  1,408
-------------------------------------------------------------------------------------------------------------------
    Total current liabilities                                                        811,256                758,089

Other Liabilities:

 Long-term debt                                                                      100,848                 61,783
 Other long-term liabilities                                                         239,453                242,921
-------------------------------------------------------------------------------------------------------------------
    Total other liabilities                                                          340,301                304,704

Stockholders' Equity:

 Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued               --                     --
 Common stock, $.01 par value, authorized 125,000,000 shares, issued 82,206,446 and 81,153,023 shares, respectively822812
 Capital in excess of par value                                                    1,579,868              1,564,305
 Accumulated deficit                                                                (998,230)            (1,148,223)
 Cumulative translation adjustments                                                   21,476                 38,099
-------------------------------------------------------------------------------------------------------------------
 Treasury stock at cost, 101,700 shares                                               (3,230)                    --
-------------------------------------------------------------------------------------------------------------------
    Total stockholders' equity                                                       600,706                454,993
-------------------------------------------------------------------------------------------------------------------
    Total liabilities and stockholders' equity                                    $1,752,263             $1,517,786
===================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)


YEAR ENDED DECEMBER 31                                                       1996             1995             1994
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities

Net earnings                                                           $  162,298       $  128,042       $   83,931
Adjustments to reconcile net earnings to net cash
 provided by operating activities:
 Amortization of intangible assets                                          3,780            3,487            6,955
 Depreciation                                                              31,838           24,334           20,738
 Deferred income taxes                                                    (11,405)          (4,977)         (16,014)
 Provision for doubtful accounts                                           12,360            8,981           14,807
 Gain on sale of securities                                               (15,509)              --               --
 Change in operating assets and liabilities:
    Accounts receivable                                                  (168,735)        (175,064)        (291,741)
    Other assets                                                          (26,170)         (27,305)          (9,268)
    Other liabilities                                                      99,958          140,542          227,056
-------------------------------------------------------------------------------------------------------------------
       Cash provided by operating activities                               88,415           98,040           36,464
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
 Purchases of property and equipment                                      (40,918)         (43,705)         (26,608)
 Acquisitions of businesses, net of cash acquired                         (32,362)              --               --
 Proceeds from the sale of property and equipment                           1,669            3,111            1,880
 Proceeds from sale of securities                                          18,440               --               --
-------------------------------------------------------------------------------------------------------------------
    Cash used by investing activities                                     (53,171)         (40,594)         (24,728)
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
 Net change in payable to banks                                           (11,124)         (21,204)           16,074
 Proceeds from long-term debt                                              57,681           32,362            2,466
 Repayment of long-term debt                                              (17,051)          (1,666)          (5,774)
 Repurchase of common stock                                                (3,230)              --               --
 Dividends paid                                                           (12,305)         (10,171)          (8,148)
-------------------------------------------------------------------------------------------------------------------
    Cash provided (used) by financing activities                           13,971             (679)           4,618
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                   (11,435)           3,957            2,421
-------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                  37,780           60,724           18,775
Cash and cash equivalents, beginning of year                              142,773           82,049           63,274
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                 $  180,553       $  142,773       $   82,049
===================================================================================================================

Supplemental Cash Flow Information:
 Interest paid                                                         $    7,119       $   15,297       $   11,728
===================================================================================================================
 Income taxes paid                                                     $   79,230       $   80,582       $   49,231
===================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Stockholders' Equity
(in thousands, except per share data)



                                                Capital in                      Cumulative   Restricted           Stock
                                   Common    Excess of Par     Accumulated     Translation     Treasury   Plan Deferred
                                    Stock            Value         Deficit     Adjustments        Stock    Compensation      Total
Balance, December 31, 1993          $ 737     $  1,443,568   $ (1,341,877)       $   1,353   $     --        $ (1,100)  $ 102,681

Issuances under option and
 purchase plans                        3            3,485              --               --         --              --        3,488
Net earnings                          --               --          83,931               --         --              --       83,931
Dividends ($.11 per share)            --               --          (8,148)              --         --              --       (8,148)
Translation                           --               --              --           19,370         --              --       19,370
Amortization of restricted stock
 plan deferred compensation           --               --              --               --         --           1,100        1,100
Other                                  3            1,049              --               --         --              --        1,052
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994           743        1,448,102      (1,266,094)          20,723         --              --      203,474

Issuances under option and
 purchase plans                        9           14,252              --               --         --              --       14,261
Issuance on conversion of sub-
 ordinated convertible debentures     54           97,986              --               --         --              --       98,040
Net earnings                          --               --         128,042               --         --              --      128,042
Dividends ($.13 per share)            --               --         (10,171)              --         --              --      (10,171)
Translation                           --               --              --           17,376         --              --       17,376
Other                                  6            3,965              --               --         --              --        3,971
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995           812        1,564,305      (1,148,223)          38,099         --              --      454,993

Issuances under option and
 purchase plans                        6            9,865              --               --         --              --        9,871
Net earnings                          --               --         162,298               --         --              --      162,298
Dividends ($.15 per share)            --               --         (12,305)              --         --              --      (12,305)
Translation                           --               --              --          (16,623)        --              --      (16,623)
Repurchase of common stock            --               --              --               --     (3,230)             --       (3,230)
Issuances for acquisitions
  and other                            4            5,698              --               --         --              --        5,702
----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996         $ 822      $ 1,579,868    $   (998,230)       $  21,476   $ (3,230)       $     --    $ 600,706
==================================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands, except share data)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING
    POLICIES

Nature of operations
Manpower Inc. (the "Company") is an employment services organization with over 2,500 offices in 43 countries. The Company's largest operations, based on revenues, are located in the United States, France and the United Kingdom. The Company's employment services include temporary help, contract services and training and testing of temporary and permanent workers. The Company provides employment services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for the Company as a whole.

Basis of consolidation
The consolidated financial statements include the accounts of the Company and all subsidiaries in which an ownership interest greater than 50% is held. For subsidiaries in which the Company has an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect the Company's ownership share of those earnings using the equity method of accounting. These investments are recorded as Investments in licensees in the Consolidated Balance Sheets. Included in stockholders' equity at December_31, 1996 are $25,530 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenues
The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. Franchise fees, which are included in revenues from services, were $34,653, $33,688 and $32,273 for the years ended December 31, 1996, 1995 and
1994, respectively.

Foreign currency translation
The financial statements of the Company's non-U.S. subsidiaries have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52. Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted average exchange rate for the year. Resulting translation adjustments are made directly to a separate component of stockholders' equity. Translation adjustments for those operations in highly inflationary economies and certain other transaction adjustments are included in earnings and were immaterial for all periods presented.

Intangible assets
Intangible assets consist primarily of trademarks and the excess of cost over the fair value of net assets acquired. Trademarks are amortized on a straight-line basis over their useful lives. The excess of cost over the fair value of net assets acquired is amortized on a straight-line basis over its useful life, estimated based on the facts and circumstances surrounding each individual acquisition, ranging from five to twenty years. Total intangible assets of $48,744 and $6,067, net of accumulated amortization of $4,712 and $5,730 at December 31, 1996 and 1995, respectively, are included in Other assets in the Consoli-dated Balance Sheets. Amortization expense was $3,780, $3,487, and $6,955 in 1996, 1995 and 1994, respectively. The intangible asset and related accumulated amortization are removed from the Consolidated Balance Sheets when the intangible asset becomes fully amortized.

Property and equipment
Property and equipment is depreciated over estimated useful lives using the straight-line method. The cost of leasehold improvements is amortized over the lesser of the life of the improvement or the term of the lease. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of properties, the difference between unamortized cost and the proceeds is charged or credited to income.

Earnings per share
Net earnings per share is computed based upon the weighted average number of common shares and common share equivalents related to stock options. The average number of common shares and common share equivalents used in the computation of the net earnings per share were 83,105,553, 77,644,287 and 75,041,735 for the years ended December 31, 1996, 1995 and 1994, respectively.

Statements of cash flows
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Stockholders' equity
In November 1996, the Board of Directors authorized the purchase of up to five million shares of the Company's common stock. The purchases may be made from time to time at prevailing market prices. At December 31, 1996, 101,700 shares at a cost of $3,230 have been purchased under this authorization.

Advertising costs
The Company generally expenses production costs of media advertising as they are incurred. Advertising expenses, including the sponsorship of the 1998 World Cup, were $24,300 in 1996. Advertising expenses in 1995 and 1994 were not material.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications
Certain amounts in the 1995 and 1994 financial statements have been reclassified to be consistent with the current year presentation.

(2) INCOME TAXES
The provision for income taxes consists of:

                           1996               1995             1994
---------------------------------------------------------------------
Current:
 United States
    Federal            $   19,309        $   24,611        $   30,339
    State                   4,312             5,892             7,614
 Foreign                   67,798            50,223            30,619
---------------------------------------------------------------------
Total current              91,419            80,726            68,572
---------------------------------------------------------------------
Deferred:
 United States
    Federal                 2,103             2,268           (10,347)
    State                     676            (1,180)           (1,574)
 Foreign                  (14,184)           (6,065)           (4,093)
---------------------------------------------------------------------
Total deferred            (11,405)           (4,977)          (16,014)
---------------------------------------------------------------------
Total provision        $   80,014        $   75,749        $   52,558
=====================================================================

A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

                                           1996               1995               1994
---------------------------------------------------------------------------------------
Income tax based on statutory rate     $   84,809         $   71,327         $   47,771

Increase (decrease) resulting from:
State income taxes                          2,803              2,554              3,350
 Change in valuation reserve               (6,231)            (3,062)             2,259
 Other, net                                (1,367)             4,930               (822)
---------------------------------------------------------------------------------------
Total provision                        $   80,014         $   75,749         $   52,558
=======================================================================================

   Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences which gave rise to the deferred tax assets at December 31 are as follows:

                                                    1996                      1995
------------------------------------------------------------------------------------
Accrued payroll taxes and insurance            $    45,116                  $ 44,705
Employee compensation payable                       11,402                    17,388
Pension and postretirement benefits                 14,749                    13,319
Net operating losses and other                      60,475                    59,738
Valuation allowance                               (32,059)                  (38,290)
------------------------------------------------------------------------------------
Total future income tax benefits                    99,683                    96,860

Less--Noncurrent future income tax benefits       (51,532)                  (45,243)
------------------------------------------------------------------------------------
Current future income tax benefits             $    48,151            $       51,617
------------------------------------------------------------------------------------

   Noncurrent future income tax benefits have been classified as Other assets in the Consolidated Balance Sheets.

   The Company has recorded a deferred tax asset of $27,569 for the benefit of loss carryforwards, all of which expire in 1999 and beyond. Realization is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance has been recorded against the entire amount of this asset as management believes that the asset's realization is unlikely.

   United States income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. At December 31, 1996, the estimated amount of unremitted earnings of the foreign subsidiaries totaled $376,300.

(3) PAYABLE TO BANKS AND BANK LINES
    OF CREDIT

Information concerning short-term borrowings at December 31 is as follows:

                                     1996            1995           1994
-------------------------------------------------------------------------
Payable to banks                    $24,375        $37,559        $54,682
Average interest rates                 3.6%           5.8%           5.5%
-------------------------------------------------------------------------

   The Company and its subsidiaries have lines of credit, exclusive of the revolving credit commitments discussed in Note 4, totaling $168,007 at December 31, 1996, of which $143,632 was unused. The Company has no significant compensating balance requirements or commitment fees.

(4) LONG-TERM DEBT

A summary of long-term debt at December 31 is as follows:

                                                        1996                 1995
----------------------------------------------------------------------------------
Commercial paper, maturing within 90 days,
  at average interest rates of 5.7% and 6.1%,
  respectively                                     $    47,321          $   40,927

Revolving credit agreement
  U.S. dollar denominated borrowings,
  at average interest rate of 5.8%                      30,000                  --
  Yen-denominated borrowings,
  at rates of .6% and .7%, respectively                 19,286              15,541

Other                                                    7,227               6,723
----------------------------------------------------------------------------------
                                                       103,834              63,191

Less--Current maturities                                (2,986)             (1,408)
----------------------------------------------------------------------------------
Other long-term debt                               $   100,848          $   61,783
==================================================================================

   On April 1, 1996, the Company entered into a $275,000 unsecured revolving credit agreement which includes a $60,000 commitment to be used exclusively for standby letters of credit. Letters of credit totaling $43,853 and $41,063 were outstanding as of December 31, 1996 and 1995, respectively.

   The interest rate and facility fee payable on the total line vary based upon the Company's financial performance, debt rating and borrowing level, and are currently at LIBOR plus .225% and .125%, respectively. The facility matures on May 15, 1999, but may be extended for an additional two years with the lenders' consent. The agreement requires, among other things, that the Company comply with minimum tangible net worth levels and interest coverage and debt-to-capitalization ratios. This agreement replaced the Company's $240 million unsecured revolving credit agreement.

   Due to the availability of long-term financing, commercial paper borrowings have been classified as long-term debt.

   On October 16, 1995, the Company called for redemption of all $100,000 of its 6 1/4% Convertible Subordinated Debentures. The Debentures were converted into 5,421,489 shares of the Company's common stock prior to the redemption date. Stockholders' equity was increased by the full amount of the debentures less the unamortized issuance costs.

   If the conversion of the debentures had taken place on January 1, 1994, net income per share would have been $1.60 and $1.09 for the years ended December 31, 1995 and 1994, respectively. These amounts were calculated by adjusting the reported net earnings by the interest, net of tax, on the debentures and adjusting the weighted average shares for the shares issued on conversion.

   The maturities of long-term debt payable within each of the four years subsequent to December 31, 1997 are as follows: 1998 - $1,356, 1999 - $98,078,
2000 - $740 and 2001 - $67.

   The carrying value of long-term debt approximates fair value.

(5) STOCK COMPENSATION PLANS

During 1996 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the statement, the Company will continue to account for its stock-based compensation plans as presented by APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 1996 and 1995. In 1994, the Company recorded expense of $1,100 related to the amortization of the fair market value of restricted stock awards. The Company has included the additional disclosures required by SFAS No. 123, however, the pro forma impact of determining compensation cost based on the fair value of stock awards is not material to earnings.

Fixed stock option plans
The Company has reserved 5,625,000 shares of common stock for issuance under the Executive Stock Option and Restricted Stock Plans. Under the plans, all full-time employees of the Company are eligible to receive stock options, purchase rights and restricted stock. The options, rights and stock are granted to eligible employees at the discretion of a committee appointed by the Board of Directors. All options have generally been granted at a price equal to the fair market value of the Company's common stock at the date of grant. The purchase price per share pursuant to a purchase right is determined by the Board of Directors. The committee also determines the period during which options and rights are exercisable. Generally, options are granted with a vesting period of up to five years and expire ten years from the date of grant. Rights may generally be exercised for up to sixty days from the date of grant. Under the plans, the committee may also authorize the granting of stock appreciation rights and cash equivalent rights in conjunction with the stock options and purchase rights, respectively.

    Information related to options outstanding under the plans, and the related weighted-average exercise prices, is as follows:

                                1996                          1995                            1994
---------------------------------------------------------------------------------------------------------
                        Shares                       Shares                         Shares
                         (000)          Price         (000)            Price         (000)         Price
---------------------------------------------------------------------------------------------------------
Options
outstanding,
  beginning
  of period               2,906         $   16        3,352          $   16          3,471         $   15
  Granted                   273             34          231              25             82             20
  Exercised                (471)            16         (659)             16           (149)            15
  Expired or
  cancelled                 (15)            27          (18)             18            (52)            17
---------------------------------------------------------------------------------------------------------
  end of
  period                  2,693         $   18        2,906          $   16          3,352         $   16
---------------------------------------------------------------------------------------------------------
Options
exercisable,
end of
period                    2,390         $   16        2,738          $   16          3,326         $   16
=========================================================================================================

    Options outstanding as of December 31, 1996 are as follows:

                 Options outstanding                       Options execisable
---------------------------------------------------------------------------------
                             Weighted-
                               average      Weighted-                   Weighted-
                             remaining        average                     average
Exercise                   contractual       exercise                    exercise
  prices         Number           life          price       Number          price
---------------------------------------------------------------------------------
10.68-14.25         612      4.5 years          $  12          612          $  12
15.00-17.13       1,608      6.3 years             16        1,608             16
24.00-29.75         201      8.7 years             26          143             26
30.38-36.88         272      9.4 years             34           27             32
---------------------------------------------------------------------------------
                  2,693                         $  18        2,390          $  16
=================================================================================

    As of December 31, 1996, no purchase rights, stock appreciation rights or cash equivalent rights had been granted.

Other stock plans
The Company has reserved 1,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of the Company's common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 1996, 1995 and 1994, 183,666, 111,395 and 194,873
shares were respectively purchased under the plan.

The Company also has the Savings Related Share Option Scheme for employees in the United Kingdom with at least one year of service. These employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of their market value on the day prior to the offer to participate in the plan. Options are generally exercisable after 60 months, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60 month period. As of December_31, 1996, 178,539 options were outstanding under this plan with exercise prices ranging from $10.70 to $31.75.

(6) RETIREMENT PLANS

Defined benefit plans
The Company has defined benefit pension and retirement plans covering substantially all permanent employees. Pension benefits are generally based upon years of service and compensation levels prior to retirement. The components of pension expense are as follows:

                                    1996              1995              1994
-------------------------------------------------------------------------------
Service cost                    $    2,969        $    2,773         $    2,851
Interest cost                        3,575             3,213              2,803
Actual return on assets             (5,022)           (4,735)            (2,524)
Net amortization and deferral          897             1,484               (559)
-------------------------------------------------------------------------------
Total pension expense           $    2,419        $    2,735          $   2,571
===============================================================================


   The following is a reconciliation of the funded status of the pension plans at December 31:

                                                 U.S. Plans                                    Non-U.S. Plans
-----------------------------------------------------------------------------------------------------------------------
                                        1996                    1995                  1996                        1995
-----------------------------------------------------------------------------------------------------------------------
Projected benefit obligation:

Vested benefits                      $ (19,650)              $ (19,120)            $ (22,207)                 $ (17,614)

Nonvested benefits                        (407)                   (307)               (1,394)                    (1,146)
-----------------------------------------------------------------------------------------------------------------------
Accumulated benefit
 obligation                            (20,057)                (19,427)              (23,601)                   (18,760)

Effect of projected
 compensation increases                 (4,141)                 (3,852)               (7,336)                    (6,494)
-----------------------------------------------------------------------------------------------------------------------
                                       (24,198)                (23,279)              (30,937)                   (25,254)

Plan assets at fair value               20,903                  19,112                31,462                     26,795
-----------------------------------------------------------------------------------------------------------------------
Plan assets in excess of
 (less than) projected
 benefit obligation                     (3,295)                 (4,167)                  525                      1,541

Unrecognized net gain                   (3,930)                 (2,186)                 (617)                    (2,490)

Unrecognized transitional
 asset                                    (884)                   (999)                 (202)                       (36)

Unrecognized prior
 service cost                               --                       1                   468                        458
-----------------------------------------------------------------------------------------------------------------------
Accrued pension cost                 $  (8,109)              $  (7,351)            $     174                  $    (527)
=======================================================================================================================

   Assumptions used in determining the plans' funded status are as follows:

                                       U.S. Plans                      Non-U.S. Plans
-----------------------------------------------------------------------------------------
                                1996               1995             1996             1995
-----------------------------------------------------------------------------------------
Discount rate                    7.5%              7.5%             6.5%             7.2%
Rate of return on plan assets    8.5%              8.5%             7.8%             8.7%
-----------------------------------------------------------------------------------------

   Projected salary levels utilized in the determination of the projected benefit obligation are based upon historical experience. The unrecognized transitional asset is being amortized over the estimated remaining service lives of the employees.

   Plan assets are primarily comprised of common stocks and U.S. government and agency securities.

Defined contribution plans
The Company has defined contribution plans covering substantially all permanent U.S. employees. Under the plans, employees may elect to contribute a portion of their salary to the plans. The Company, at its discretion, may match a portion of the employees' contributions. The Company elected not to provide a matching contribution in 1996, 1995 and 1994.

Retiree health care plan
The Company provides medical and dental benefits to eligible retired employees in the United States. Generally, retired employees who have reached age 65, or those who have reached age 55 with at least 20 years of service, are eligible to receive health care benefits. In determining benefits, the plan has taken into consideration payments by Medicare and other coverages. The plan is unfunded.

    The Company charges the expected costs of retiree health care benefits to expense during the years that employees render service. The components of periodic postretirement benefit cost are as follows:

                                                1996                1995                   1994
------------------------------------------------------------------------------------------------
Service cost--benefits earned
  during the year                             $  1,276            $  1,431              $  1,282
Interest cost on accumulated
  postretirement benefit obligation              1,339               1,235                 1,118
Amortization of unrecognized gain                  (27)                 --                    --
------------------------------------------------------------------------------------------------
Net periodic postretirement benefit cost      $  2,588            $  2,666              $  2,400
================================================================================================

   The components of the accumulated postretirement benefit obligation at December 31 are as follows:

                                                    1996                    1995
---------------------------------------------------------------------------------
Retirees                                         $  4,001               $   3,890
Fully eligible active participants                  2,537                   2,392
Other active participants                          13,235                  12,681
---------------------------------------------------------------------------------
Accumulated postretirement benefit obligation      19,773                  18,963
Unrecognized net gain                               2,777                   1,296
---------------------------------------------------------------------------------
Accrued benefit cost                             $ 22,550               $  20,259
=================================================================================

   The accumulated postretirement benefit obligation was computed using a discount rate of 7.5% in 1996 and 1995.

The health care cost trend rate has a significant effect on the amounts reported. The rate was assumed to be 8.5% for 1996 and decreases gradually to 6% for the years 2001and beyond. A one percentage point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation by $3,987 and increase the periodic benefit cost by $606.

(7) LEASES

The Company leases property and equipment primarily under operating leases. Renewal options exist for substantially all leases.

Future minimum payments, by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1996:

Year
--------------------------------------------------------------
1997                                                $   27,637
1998                                                    22,441
1999                                                    16,282
2000                                                    11,538
2001                                                     7,976
Thereafter                                              34,280
--------------------------------------------------------------
Total minimum lease payments                        $  120,154
--------------------------------------------------------------

   Rental expense for all operating leases was $67,198, $64,974 and $57,614 for the years ended December 31, 1996, 1995 and 1994, respectively.

(8) INTEREST AND OTHER (INCOME) EXPENSES

Interest and other (income) expenses consist of the following:

                                               1996                    1995                      1994
-------------------------------------------------------------------------------------------------------
Interest expense                         $      6,388              $   12,655               $    12,342
Interest income                                (7,294)                 (6,826)                   (3,224)
Gain on sale of securities                    (15,509)                     --                        --
Foreign exchange losses                           941                     362                       556
Miscellaneous, net                                119                   1,671                     5,583
-------------------------------------------------------------------------------------------------------
Interest and other (income) expenses     $    (15,355)             $    7,862               $    15,257
=======================================================================================================

During 1996, the Company recorded gains of $15.5 million related to the sale of its interest in two non-Manpower brand subsidiaries in the United Kingdom. Total cash proceeds received from the equity interests and a note receivable was $18.4 million. The Company had previously deferred recognition of most of the equity interests and the note due to uncertainties regarding their eventual realization.

(9) ACQUISITIONS OF BUSINESSES

During 1996, the Company acquired A Teamwork Sverige AB, the largest employment services organization in Sweden, as well as several franchises in the United States, Canada and Spain. The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant individually or in the aggregate. The total consideration for these acquisitions was $41,072, the majority of which was recorded as intangible assets.

(10) RESTRUCTURING AND OTHER UNUSUAL ITEMS

Since 1989, the Company has made several strategic decisions which have eliminated redundancies in operations, particularly those in non-Manpower brand businesses, reduced operating overhead and re-established its corporate presence in the United States.

    In 1993 the Company recorded a non-cash charge of $20,000 related to the restructuring, $7,500 to cover the estimated remaining costs and contingencies associated with the strategic restructuring plan and $12,500 to further adjust the carrying value of two office buildings related to the former Blue Arrow operations which will be disposed of under the plan. During 1996, the remaining accrual of $2,700 was used to cover general operating costs and lease costs of properties vacated under the restructuring plan.

(11) CONTINGENCIES

The Company is involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on the financial condition of the Company.

(12) BUSINESS SEGMENT DATA BY
     GEOGRAPHICAL AREA

Geographical segment information is as follows:

                                      1996                          1995                   1994
---------------------------------------------------------------------------------------------------
Revenues from services:
   United States (a)              $  1,774,240                $   1,551,407            $  1,339,314
   France                            2,274,761                    2,208,729               1,706,384
   United Kingdom                      867,884                      818,023                 642,356
   Other Europe                        678,337                      528,363                 310,462
   Other Countries                     484,683                      377,653                 297,927
---------------------------------------------------------------------------------------------------
                                  $  6,079,905                $   5,484,175            $  4,296,443
===================================================================================================

                                     1996                  1995                   1994
----------------------------------------------------------------------------------------
Earnings
 before income taxes:
   United States               $     88,165          $     75,970           $     82,625
   France                            73,688                72,593                 47,261
   United Kingdom                    33,246                34,972                 24,672
   Other Europe                      38,440                34,971                 17,196
   Other Countries                   22,452                16,492                  7,864
   Corporate -
     Amortization of
     intangible assets               (3,780)               (3,487)                (6,955)
     Interest and other
     (income) expenses               15,355                (7,862)               (15,257)
     Other (b)                      (25,254)              (19,858)               (20,917)
----------------------------------------------------------------------------------------
                               $    242,312          $    203,791           $    136,489
========================================================================================

Identifiable assets:
   United States               $    426,732          $    365,479           $    255,638
   France                           723,900               678,027                558,097
   United Kingdom                   183,857               157,240                136,035
   Other Europe                     221,645               175,445                122,841
   Other Countries                  130,303               102,838                 74,145
   Corporate (b)                     65,826                38,757                 44,441
----------------------------------------------------------------------------------------
                               $  1,752,263          $  1,517,786           $  1,191,197
========================================================================================

Net assets:
   United States               $    142,731          $    107,680           $    (49,486)
   France                           279,480               241,156                179,894
   United Kingdom                    71,277                32,088                 21,022
   Other Europe                      77,199                46,481                 31,697
   Other Countries                   30,019                27,588                 20,347
----------------------------------------------------------------------------------------
                               $    600,706          $    454,993           $    203,474
========================================================================================

   (a) Total systemwide sales in the United States, which include sales of Company-owned branches and franchises, were $2,938,926, $2,666,782 and $2,435,098 for the years ended December 31, 1996, 1995 and 1994, respectively.

   (b) Other corporate expense includes costs incurred by the parent company which do not pertain to any specific geographical segment. Corporate assets include assets of the parent company that are not used in the operations of any geographical segment.

       Due to the nature of its business, the Company does not have export sales.

QUARTERLY DATA (UNAUDITED)
(in thousands, except per share data)


                                          First             Second            Third           Fourth
                                        Quarter            Quarter          Quarter          Quarter          Total
-------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1996
-------------------------------------------------------------------------------------------------------------------
 Revenues from services             $ 1,309,167        $ 1,460,624      $ 1,694,523      $ 1,615,591    $ 6,079,905
 Gross profit                           244,639            269,260          315,324          318,745      1,147,968
 Net earnings                            23,195             38,602           52,416           48,085        162,298
 Net earnings per share             $       .28        $       .46      $       .63      $       .58    $      1.95
 Dividends per share                $        --        $       .07      $        --      $       .08    $       .15
 Market price-
 High                               $    34 1/4        $        43      $    39 3/8      $    33 5/8
 Low                                     23 5/8             29 1/2               30           27 7/8
-------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 1995
-------------------------------------------------------------------------------------------------------------------
 Revenues from services             $ 1,199,601        $ 1,371,130      $ 1,520,900      $ 1,392,544    $ 5,484,175
 Gross profit                           216,324            245,721          278,650          260,137      1,000,832
 Net earnings                            18,185             28,248           45,045           36,564        128,042
 Net earnings per share             $       .24        $       .37      $       .59      $       .45    $      1.65
 Dividends per share                $        --        $       .06      $        --      $       .07    $       .13
 Market price-
 High                               $    32 3/4        $    34 1/4      $    33 3/8      $    31 1/8
 Low                                     24 3/4             24 1/4           25 3/8           24 1/8
-------------------------------------------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
(in millions, except per share data)

YEAR ENDED DECEMBER 31                                 1996            1995          1994           1993            1992
---------------------------------------------------------------------------------------------------------------------------
Operations Data
 Revenues from services                             $  6,079.9     $  5,484.2    $  4,296.4     $  3,180.4       $  3,186.6
 Amortization of intangible assets                         3.8            3.5           7.0           78.1             79.2
 Restructuring and other unusual items                      --             --            --           20.0               --
 Net earnings (loss) from continuing operations
   before cumulative effect of change in
   accounting principle                                  162.3          128.0          83.9          (48.9)           (39.7)
 Net earnings (loss)                                     162.3          128.0          83.9          (48.9)           (46.7)
---------------------------------------------------------------------------------------------------------------------------
Per Share Data
 Net earnings (loss) from continuing operations
 before cumulative effect of change in
 accounting principle                               $     1.95     $     1.65    $     1.12     $     (.66)      $     (.54)
 Net earnings (loss)                                      1.95           1.65          1.12           (.66)            (.64)
 Dividends                                                 .15            .13           .11             --               --
---------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data
 Total assets                                       $  1,752.3     $  1,517.8    $  1,191.2     $    833.3       $    922.4
 Long-term debt                                          100.8           61.8         130.9          130.0            203.1
---------------------------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements should be read in conjunction with the above summary, specifically Note 10 which discusses restructuring charges.

    During the fourth quarter of 1992, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" via a cumulative adjustment effective January 1, 1992. As a result, the Company recorded a non-cash, pre-tax charge of $11,608 ($7,080 after income taxes, or $.10 per share) against earnings in 1992.