Form 10-K405, Exhibit 13
period 1997-12-31
MANPOWER INC /WI/
filed 1998-03-31
CIK 871763

                                                                     Exhibit 13



                                MANPOWER INC.




                                   [PHOTO]

                              1997 ANNUAL REPORT

FINANCIAL HIGHLIGHTS



    (in thousands)                           1997           1996           1995
    ---------------------------------------------------------------------------
    SYSTEMWIDE SALES (a)              $ 8,859,893    $ 7,474,212    $ 6,883,605

    REVENUES FROM SERVICES            $ 7,258,504    $ 6,079,905    $ 5,484,175

    OPERATING PROFIT                  $   255,387    $   226,957    $   211,653


    REVENUES FROM SERVICES (b)
     (in billions of US dollars)
        88 - 1,934,272
        89 - 2,131,153
        90 - 2,587,601
        91 - 2,799,918
        92 - 3,186,557
        93 - 3,180,391
        94 - 4,296,443
        95 - 5,484,175
        96 - 6,079,905
        97 - 7,258,504

        [BAR GRAPH]




    OPERATING PROFIT (b) (c)
     (in millions of US dollars)
        88 - 108,404
        89 - 115,438
        90 - 114,233
        91 -  70,393
        92 -  80,236
        93 -  82,866
        94 - 151,746
        95 - 211,653
        96 - 226,957
        97 - 255,387

        [BAR GRAPH]

    (a) Represents total sales of Company-owned branches and franchises.

    (b) Graphical information for years prior to 1991 represents Manpower International Inc., the Company's primary operating subsidiary, until June 30, 1996, when it was merged into the Company. This presentation is believed to be the most meaningful as Manpower Inc. was formed as a United States company in 1991. Manpower International Inc.'s Revenues from Services comprise approximately 95% of the Company's Revenues from Services for each of the years 1991 through 1995.

    (c) For years prior to 1994, Operating Profit does not include the charge for the Amortization of Intangible Assets. This earnings measurement is not determined pursuant to generally accepted accounting principles (GAAP) and should not be considered in isolation or as an alternative to GAAP-derived measures.

CHAIRMAN'S MESSAGE


    March 17, 1998

    Dear Shareholders,

         Our 1997 year was a record year in every respect and marked our 50th consecutive year of revenue growth. Our net earning of $163,880,000 represented a slight increase on a revenue gain of 19.4%. However, when adjusted for a one-time gain from the sale of assets and other non-recurring tax credits in 1996 and for the negative impact of 1997 foreign currency value declines, our results reveal a strong growth year in which revenues, at constant currency rates, rose 27% and adjusted net income was up 30%. Those pro forma results are much more indicative of our progress as they identify our continuing growth and sustained leadership in the Staffing Industry.

         Our efforts during the 1997 year had a dual focus. The first was to maintain our day-to-day operational thrust at traditional levels. We did that by increasing our Systemwide Sales to $8.9 billion, employing over two million individuals during the year. In that process, we performed 660 million hours of work for our vast global customer base, an increase of 22% over the prior year. That year-to-year increase of 120 million "Hours Worked" was accomplished without the benefit of mergers or acquisitions. It represents the "Real Organic Growth" that has marked our progress throughout our 50-year history.

         The second area of our 1997 focus was equally important and involved an intensive effort to view the future for our business and to create both the "Engine" and the "Fuel" to propel us into the new Millennium. Our strategy for this effort is "KALEIDOSCOPIC INNOVATIONS." As the world's largest labor market intermediary, we know that changes in any one of the factors impacting on our function brings about changes in all other factors and that we must react swiftly and innovatively to maintain our momentum. The photographic Kaleidoscope in this report represents the ever-changing and intersecting dynamics of work, workers, customer needs and technology, and has been adopted as our symbol of the challenge that lies ahead.


                                   [PHOTO]



         A major factor in our Kaleidoscope is, of course, technology, and in 1997 we made major moves to adopt leading-edge technology in every aspect of our business. The centerpiece of this initiative is called "MANPOWERNET," a program which embodies a new and innovative information system, a massive Internet-based global training capability, and an Intranet-based system that will link major customer sites to all Manpower sites, providing up-to-date account information and service knowledge on a real-time basis. We have established and will maintain our own World-Wide Web site to ensure efficient and effective use of these network facilities, with protective firewalls and the ability to instantly update all pertinent information.


                                   [PHOTO]


         Our Internet training facility will be known as the "MANPOWER
    GLOBAL LEARNING CENTER" through which we will make available to our current and prospective contract workers the very latest in training. These offerings will run the gamut from Office Automation skills up through a wide variety of high-tech skills in Programming, Systems Integration and Administration. This unique use of the Internet will download training to any location on Earth in a variety of languages and in unlimited volume. We anticipate that this Global Learning Center may reach over one million people, offering the ability to add new skills or upgrade skills on their own schedules and at their own pace. In addition, we will provide the ability to assess skills, to build skill sets for certification purposes, and to describe global employment opportunities as well as career guidance. Our intention is to make the Manpower Global Learning Center "The Largest Classroom in the World." This unique new capability is designed to attract and retain employees, as well as to provide us with the ability to add new skills as they are required in the high-tech workplace. Given the known shortage of technical personnel in the world marketplace, this new capability should allow us to accomplish both recruitment and growth objectives in a way that will give us a clear competitive advantage in the years to come.
         The unique combination of our internal information network, our global training facilities and our electronic customer interface has been officially recognized by the American Productivity and Quality Center
    (APQC) in a current global study of "BEST PRACTICES IN KNOWLEDGE
    MANAGEMENT."
          Our investments in MANPOWERNET in 1997 were substantial but we feel we have created an ability to address "Kaleidoscopic Innovation," in every respect, blending current needs with maximum flexibility.

                                   [PHOTO]

          One of the most important elements in addressing our future is the constant expansion of our Global network. While we are currently the largest and most expansive single brand in the Staffing Industry, we will continuously grow that network as market opportunities arise. In 1997, we added fully-staffed capability in Colombia, Costa Rica, Finland, Guatemala, Italy, Malaysia and Morocco. We plan to add at least three new countries in 1998, as well as to add substantial new offices in existing countries. Our strategy is to expand globally wherever and whenever opportunities to add business arise. We anticipate that 1998 will bring us to the $10 billion Systemwide Sales milestone. In 1997, the new countries added represented a substantial start-up investment as we have always elected to grow organically rather than by acquisition. Our long-term objective is to achieve a well-balanced global network, striving to eliminate exposure to economic fluctuations in any particular geographic region.
                                   [PHOTO]

         Another twist of our Kaleidoscope dial reveals a rapidly changing trend toward the consolidation of suppliers in our Industry. In that respect, we are equipping ourselves to serve the increasing base of large users of our services. We currently have a very strong position in the acquisition and development of multinational customers. The growth of these relationships has been marked by a wide spectrum of new applications of our service on a global scale. A notable example of this is the fast-growing area of customer service center staffing in which we now have more than 30,000 call center specialists at work each day across the globe. Our technology advancements described earlier are expected to address large accounts in a way that preserve our operating margin through productivity in a highly competitive pricing environment.

                                   [PHOTO]


         With the new Millennium within short reach, we believe that we are in a good position to address all of the possible combinations in our current Kaleidoscopic view. We have created what I consider to be a well-balanced business - geographically, segment-wise, and on the basis of the size of our account portfolio - and I believe we now have the innovative tools to maintain both our growth and our profitability in the years ahead.


                                           Respectfully yours,



                                           /s/ Mitchell S. Fromstein
                                           --------------------------------
                                           Mitchell S. Fromstein
                                           Chairman, President and
                                           Chief Executive Officer

FINANCIAL REVIEW


  CONSOLIDATED RESULTS

    During 1997, the Company achieved record systemwide sales and operating profits, reaching $8.9 billion of systemwide sales, or a 19% increase, and $255.4 million of operating profit, an increase of 13%. In fact, the Company's actual operating performance in 1997 compared to 1996 is somewhat obscured by a number of non-recurring factors in each year; negative factors in 1997 and positive factors in 1996. During 1997, the dollar strengthened considerably relative to most European currencies and the Japanese Yen. Similar to many U.S. multinationals, the Company's reported results were negatively impacted by currency. Excluding the impact of currency, systemwide sales increased 25% (compared to 19% after currency impact) and operating profit increased 23% (compared to 13% after currency impact). After excluding currency and non-recurring employment incentives in 1996, operating profits were up an impressive 33%.

    MANPOWER INC. REVENUES 1995-97
    (in billions of US dollars)

     95 - 5.484
     96 - 6.080
     97 - 7.259


         In the third quarter of 1997, the French government increased the corporate income tax rate to 41.6% from 36.6%, retroactive to January 1, 1997. This tax rate increase reduced consolidated earnings per share by $.04 in 1997.

         The Company's balance sheet remains very strong with a debt to capital ratio of 30%. During the course of the year, the Company was able to lower its weighted average cost of capital with the repurchase of 2.3 million shares of stock for $81.9 million.

    MANPOWER INC. OPERATING PROFITS 1995-97
    (in millions of US dollars)

     95 - 212
     96 - 227
     97 - 255



  UNITED STATES

    In 1997, the U.S. organization achieved record systemwide sales of $3.3 billion, an increase of 14%. Revenues increased 12% to $2.0 billion. The U.S. staffing industry experienced some slowing in the second half of 1997, as did the Company. U.S. systemwide sales growth was 13% in the second half, compared to 15% in the first half.

         Systemwide sales of the office segment grew at a slightly faster rate than the overall business, at 15%, while systemwide sales of the industrial/light industrial segment increased 12%, finishing the fourth quarter up 14%.

    UNITED STATES SYSTEMWIDE SALES 1995-97
    (in millions of US dollars)

     95 - 2,671
     96 - 2,941
     97 - 3,342

         Systemwide sales of the technical segment grew 19%, as the Company continues to maintain its position as one of the largest providers in the U.S. technical services sector. Over the last three-year period, the Company has nearly doubled its U.S. technical services business.

         U.S. operating profits increased 5% to $92.6 million in 1997. Gross margins remained relatively stable, while selling and administrative expenses increased 17%, reflecting infrastructure investments to support large account growth and the growing technical services business.

    UNITED STATES OPERATING PROFITS 1995-97
    (in millions of US dollars)

     95 - 76.0
     96 - 88.2
     97 - 92.6

  FRANCE

    Revenues in France increased 37% to nearly FFR 16 billion. Our business gained strength throughout the year, with a revenue increase of 26% (in Francs) in the first quarter and 52% (in Francs) in the fourth quarter. Our French business gained significant market share, outpacing the French staffing market as a whole by an estimated 18%.

    FRANCE REVENUES 1995-97
    (in millions of US dollars)

      1995 - 2,209
      1996 - 2,275
      1997 - 2,717


         Operating margins improved to 3.4% in 1997 from 3.2% in 1996. The French operation was able to achieve significant operating leverage in 1997 despite the addition of more than 70 new offices and the reduction of certain employment tax credits received in 1996. (See page 11 of Management's Discussion and Analysis for a discussion of further changes to the employment tax credits which were effective January 1, 1998.)

    FRANCE OPERATING PROFITS 1995-97
    (in millions of US dollars)

      1995 - 72.6
      1996 - 73.7
      1997 - 91.2


  UNITED KINGDOM

    Manpower U.K. reached record revenues of L. 488.6 million, an increase of 12% (in Pounds Sterling). Manpower U.K. successfully defended its leading market position, while achieving record operating profits of L.
    17.7 million. Operating profit margins were stable at 3.6%, despite gross margin pressure on the large account business, as overhead costs were controlled very well.

    UNITED KINGDOM REVENUES 1995-97
    (in millions of US dollars)

      1995 - 818
      1996 - 868
      1997 - 989


         The Company's Brook Street brand contributed nicely to the U.K. segment, with operating profit growth of 20% (in Pounds Sterling). Operating profit margins improved to 5.7% in 1997 from 4.6% in 1996 as a result of strong permanent recruitment business.

    UNITED KINGDOM OPERATING PROFITS 1995-97
    (in millions of US dollars)

      1995 - 35.0
      1996 - 33.2
      1997 - 39.8

  OTHER EUROPE

    The Other Europe segment experienced very strong revenue growth of 26% (38% in constant currency) to $855.4 million.

    OTHER EUROPE REVENUES 1995-97
    (in millions of US dollars)

      1995 - 528
      1996 - 678
      1997 - 855


         Record revenue and operating profits were achieved in the Netherlands, Norway and Sweden. Aggressive expansion in Germany, Spain and Italy negatively affected earnings in these areas and in the segment as a whole. We have established a strong network of over 70 offices in both Germany and Spain. With the legalization of temporary staffing services in Italy in December of 1997, we anticipate continued investment in this segment during 1998.

         The Company also recognized solid growth in Austria, Belgium and Switzerland and started a new operation in Finland.

    OTHER EUROPE OPERATING PROFITS 1995-97
    (in millions of US dollars)

       1995 - 35.0
       1996 - 38.4
       1997 - 38.8


  OTHER COUNTRIES

    The Company's operations in the Other Countries segment achieved record revenues and operating profits primarily fueled by strong growth in Mexico, Australia, Japan and Israel. Revenues increased 45% (55% in constant currency) to $703.7 million, while operating profits increased 37% (46% in constant currency) to $30.7 million.

    OTHER COUNTRIES REVENUES 1995-97
    (in millions of US dollars)

      1995 - 377.7
      1996 - 484.7
      1997 - 703.7



         The Company's Mexico operations achieved spectacular growth, with more than a quadrupling of revenues and operating profit. Some of this growth was the result of large one-time contracts, but nevertheless the recurring base of business showed remarkable growth.

         In Australia, the Company's operations showed very strong growth, with almost a tripling of revenues, as the Company continued its aggressive expansion in this market.

         The Company's operations in Japan completed their third year in a row with revenue growth in excess of 25%. The secular trend in the staffing industry fueled this growth during a period of only marginal economic growth. Revenue growth in the fourth quarter slowed to 21%, possibly reflecting the impact of the Asian financial crisis.

         The Company also achieved very solid results in Argentina and Canada. We continued to expand our geographical reach with offices opening in Colombia, Costa Rica, Guatemala, Malaysia and Morocco.

    OTHER COUNTRIES OPERATING PROFITS 1995-97
    (in millions of US dollars)

       1995 - 16.5
       1996 - 22.5
       1997 - 30.7

MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


  NATURE OF OPERATIONS

    Manpower Inc. (the "Company") is the largest non-governmental employment services organization in the world, with over 2700 systemwide offices in 48 countries. The Company is primarily engaged in temporary staffing services, contract services and employee training and testing.

  RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995

    Revenues from services increased 19.4% and 10.9% in 1997 and 1996, respectively. Revenues were unfavorably impacted by changes in currency exchange rates during 1997 and 1996 due to the strengthening of the U.S. Dollar relative to the currencies in most of the Company's non-U.S. markets. At constant exchange rates, the increase in revenues would have been 27.2% in 1997 and 13.0% in 1996. Volume, as measured by billable hours of branch operations, increased 24.8% in 1997 and 10.3% in 1996. All of the Company's major markets experienced revenue increases, including the United States (12%), France (37% in French Francs) and Manpower-United Kingdom (12% in Pounds Sterling).

         Cost of services, which consists of payroll and related expenses of temporary workers, increased as a percentage of revenues to 81.9% in 1997 from 81.1% in 1996 and 81.8% in 1995. In certain of the Company's
    European markets, government employment incentive programs are in place to encourage employment by providing a credit against payroll taxes otherwise payable. The benefit of these programs reduced the cost of services in 1996. During 1997, the level of these benefits was reduced or eliminated, in certain cases resulting in higher payroll taxes and thus higher cost of services. In France, legislation was enacted in late 1997 which will further reduce the amount of the tax credit beginning in 1998. If the Company is not able to adjust pricing to offset these increased costs, the gross profit on Manpower's French operations could be reduced 1-1/2 to 3 percentage points, with a corresponding impact on the consolidated results.

         Selling and administrative expenses increased 14.5% in 1997 and 16.7% in 1996. As a percentage of revenues, these expenses were 14.5% in 1997, 15.1% in 1996 and 14.4% in 1995. The 1997 amount represents the improved leveraging of overhead costs with revenue growth despite the opening of a number of new branch offices. The higher 1996 level was due, among other things, to one-time costs related to sponsorship of the 1998 World Cup and non-recurring costs related to the employment incentive programs discussed above.

         Interest and other expense includes net interest expense of $3.1 million in 1997, net interest income of $1.0 million in 1996 and net interest expense of $5.8 million in 1995. The change in net interest primarily represents the change in interest expense, which was $11.1 million in 1997 compared to $6.4 million in 1996 and $12.7 million in 1995. Interest expense was primarily impacted by changes in worldwide borrowing levels. A non-recurring gain of $15.5 million was recorded in 1996 related to the sale of the Company's remaining equity interests in two former non-Manpower brand subsidiaries based in the United Kingdom.

         The Company provided for income taxes at a rate of 34.2% in 1997 compared to 33.0% in 1996 and 37.2% in 1995. The increased rate in 1997 over 1996 results primarily from an increase in the French corporate income tax rate, from 36.6% to 41.6%, effective as of January 1, 1997. In 1997 and 1996, the Company's effective income tax rate was lower than the U.S. Federal statutory rate of 35% due to the utilization of capital and net operating loss carryforwards which had been fully reserved for in prior years. In 1995, the Company's effective income tax rate was higher than the U.S. Federal statutory rate primarily due to state income taxes. The Company expects its 1998 effective tax rate to be higher than the 1997 rate of 34.2% due to the French income tax rate increase (discussed above) and a reduction in the utilization of net operating loss carryforwards.

         Net earnings per share, on a diluted basis, was $1.97 in 1997, $1.94 in 1996 and $1.59 in 1995. On an undiluted basis, net earnings per share was $2.01 in 1997, $1.98 in 1996 and $1.68 in 1995. The weighted average shares outstanding remained constant in 1997 compared to 1996 due primarily to the Company's treasury stock purchases offsetting normal issuances. The weighted average shares outstanding increased by 5.5 million in 1996 compared to 1995, due to the conversion of the Company's convertible subordinated debentures in October of 1995.

  LIQUIDITY & CAPITAL RESOURCES

    CASH SOURCES
    Cash provided by operating activities was $36.1 million, $102.6 million and $102.2 million in 1997, 1996 and 1995, respectively. Cash provided by operating activities was significantly impacted by changes in working capital. Cash uses to support net working capital needs were $187.2 million, $80.8 million and $57.7 million in 1997, 1996 and 1995, respectively. The significant revenue growth in France, where Days Sales Outstanding are in excess of 70 days, is the primary reason for the 1997 increase. Cash provided by operating activities before working capital changes was $223.3 million, $183.4 million and $159.9 million in 1997, 1996 and 1995, respectively, due to the increased operating earnings of the Company in each year.

         Accounts receivable increased to $1,437.4 million at December 31, 1997 from $1,167.5 million at December 31, 1996. This change is due to the increased sales levels in all of the Company's major markets, offset by the impact of currency exchange rates. At constant exchange rates, receivables would have increased an additional $103.2 million.

         Net cash provided by borrowings was $137.8 million, $29.5 million and $9.5 million in 1997, 1996 and 1995, respectively. The large amount of additional borrowings in 1997 was primarily used to support the working capital growth, capital expenditures and the repurchase of the Company's common stock. The additional borrowings in 1996 and 1995 were used to support working capital growth in both years and for acquisitions in 1996.

    CASH USES
    Capital expenditures increased to $98.6 million in 1997 from $55.1 million in 1996 and $47.9 million in 1995. These expenditures include capitalized software of $37.6 million, $14.2 million and $4.2 million in 1997, 1996 and 1995, respectively. The balance is comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments.

         From time to time, the Company acquires certain franchises and unrelated companies throughout the world. The total cash consideration paid for acquisitions, net of cash acquired, was $16.5 million in 1997 and $32.4 million in 1996. In addition to several small franchise acquisitions each year, in 1996 the Company acquired A Teamwork Sverige AB (subsequently renamed Manpower Teamwork Sverige AB), the largest employment services organization in Sweden.

         In 1996 the Board of Directors authorized the purchase of up to five million shares of the Company's common stock. The purchases may be made from time to time at prevailing market prices. At December 31, 1997,
    2.4 million shares at a cost of $85.1 million have been purchased under this authorization, of which $81.9 million was purchased during 1997.

         The Company paid dividends of $13.8 million, $12.3 million and $10.2 million in 1997, 1996 and 1995, respectively.

         Cash and cash equivalents decreased $38.3 million in 1997 compared to an increase of $37.8 million and $60.7 million in 1996 and 1995, respectively.

    CAPITALIZATION
    Total capitalization at December 31, 1997 was $878.5 million, comprised of $260.9 million of debt and $617.6 million of equity. Debt as a percentage of total capitalization increased to 30% in 1997 from 18% in 1996, primarily as a result of the repurchase of the Company's common stock.

    CAPITAL RESOURCES
    The Company has a $415 million unsecured revolving credit agreement that includes a $90 million commitment to be used exclusively for standby letters of credit. Borrowings of $131.2 million and letters of credit of $60.0 million were outstanding under this multicurrency facility at December 31, 1997. The facility matures on November 25, 2002, but may be increased to a maximum of $500 million or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with an interest coverage ratio of not less than
    3.0 to 1, a debt-to-capitalization ratio of less than .55 to 1 and a maximum subsidiary debt level of $50 million. As of December 31, 1997, the Company had an interest coverage ratio of 27 to 1, a debt-to-capitalization ratio, as defined in the agreement, of .36 to 1 and a subsidiary debt level of $38.4 million.

         Borrowings of $55.4 million were outstanding under the Company's $75 million U.S. commercial paper program. Commercial paper borrowings, which are backed by the unsecured revolving credit agreement, have been classified as long-term debt due to the availability to refinance them on a long-term basis under the revolving credit facility.

         In addition to the above, the Company and some of its foreign subsidiaries maintain separate lines of credit with local financial institutions to meet working capital needs. As of December 31, 1997, such lines totaled $149.3 million, of which $79.4 million was unused.

         The Company's principal on-going cash needs are to finance working capital, capital expenditures, franchise acquisitions and the share repurchase program. Working capital is primarily in the form of trade receivables, which increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivable turnover, which differs in each market in which the Company operates.

         The Company believes that the combination of internally generated funds and its existing credit facilities are sufficient to cover its near-term projected cash needs. With continued revenue increases, additional borrowings under the existing facilities would be necessary to finance anticipated working capital requirements.

  SIGNIFICANT MATTERS AFFECTING RESULTS OF OPERATIONS

    MARKET RISKS
       The Company is exposed to the impact of interest rate changes and foreign currency fluctuations.

         Interest Rates - The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations, the majority of which are denominated in U.S. Dollars.
    The Company has historically managed interest rates through the use of a combination of fixed and variable rate borrowings. As of December 31, 1997, substantially all of the Company's long term obligations have variable interest rates.

         Interest rate swaps may be used to adjust interest rate exposures when appropriate. There were no interest rate swap agreements as of December 31, 1997, however subsequently the Company entered into an agreement, expiring in 2001, to fix the interest rate at 6.0% on $50 million of the Company's borrowings under the revolving credit agreement.

         A 60 basis point move in interest rates on the Company's variable rate borrowings (10% of the weighted average worldwide interest rate) would have an immaterial impact on the Company's earnings before income taxes and cash flows in each of the next five years.

         Exchange Rates - Other than intercompany transactions between the United States and the Company's foreign entities, the Company generally does not have significant foreign currency transactions that are denominated in a currency other than the functional currency applicable to each entity.

         Over 70% of the Company's revenues are generated outside of the United States. As a result, fluctuations in the value of foreign currencies against the dollar may have a significant impact on the reported results of the Company. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the weighted average exchange rate for the year. Consequently, as the value of the dollar strengthens relative to other currencies in the Company's major markets, as it did on average in 1997, the resulting translated revenues, expenses and operating profits are lower. Using constant exchange rates, 1997 revenues and operating profits would have been approximately 8% higher than reported.

         Fluctuations in currency exchange rates may also impact the stockholders' equity of the Company. Amounts permanently invested in the Company's non-U.S. subsidiaries are translated into United States dollars at the exchange rates in effect at year end. The resulting translation adjustments are recorded in stockholders' equity as cumulative translation adjustments. The dollar was stronger relative to many of the foreign currencies at December 31, 1997 compared to December 31, 1996. Consequently, the cumulative translation adjustments component of stockholders' equity decreased $62.2 million during the year. Using the year-end exchange rates, the total amount permanently invested in subsidiaries at December 31, 1997 is approximately $1.1 billion.

         Although currency fluctuations impact the Company's reported results, such fluctuations generally do not affect the Company's cash flow or result in actual economic gains or losses. Each of the Company's subsidiaries derives revenues and incurs expenses within a single country, and consequently does not generally incur currency risks in connection with the conduct of its normal business operations. The Company generally has few cross border transfers of funds, except for transfers to the United States to fund the expense of the Company's international headquarters and working capital loans made from the United States to the Company's foreign subsidiaries. To reduce the currency risk related to the loans, the Company may borrow funds under the Revolving Credit Agreement in the foreign currency to lend to the subsidiary, or alternatively, may enter into a forward contract to hedge the loan. Foreign exchange gains and losses recognized on any transactions are included in the Consolidated Statements of Operations and historically have been immaterial. The Company generally has not engaged in hedging activities, except as discussed above. The Company did not hold any derivative instruments at December 31, 1997.

    IMPACT OF ECONOMIC CONDITIONS
    Because one of the principal attractions of using temporary staffing services is to maintain a flexible supply of labor to meet changing economic conditions, the industry has been and remains sensitive to economic cycles. While the Company believes that the wide spread of its operations generally cushions it against the impact of an adverse economic cycle in any single country, adverse economic conditions in any of its three largest markets would likely have a material impact on the consolidated operating results.

    YEAR 2000
    Based on a recent assessment, the Company determined that it is required to modify portions of its software so that its computer systems will properly utilize dates beyond December 31, 1999. The efficient operation of the Company's business is dependent in part on its computer systems. Consequently, if upgrades, modifications or conversions are not made, or are not made in a timely manner, the Year 2000 issue could have a material impact on the Company's operations. The Company is in the process of converting or upgrading many of its internal information systems to meet changing customers' requirements. The Company believes that with these conversions and upgrades, and other modifications to existing systems, all significant Year 2000 issues will be addressed.

         All costs related to the Year 2000 project will be expensed as incurred, except for new software and hardware that will be capitalized.
    The total future expense is estimated to be $7 million to $12 million. These costs are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

    LEGAL REGULATIONS AND UNION RELATIONSHIPS
    The temporary employment services industry is closely regulated in all of the major markets in which the Company operates except the United States and Canada. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services, either on the temporary staffing company or the ultimate client company. They may restrict the length of temporary assignments, the type of work permitted for temporary workers or the occasions on which temporary workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which temporary employment services firms may operate. These changes could impose additional costs or taxes, additional record keeping or reporting requirements; restrict the tasks to which temporaries may be assigned; limit the duration of or otherwise impose restrictions on the nature of the temporary relationship (with the Company or the client) or otherwise adversely affect the industry.

         In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on the Company's operations and the ability of customers to utilize the Company's services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company) basis. Changes in these collective labor agreements have occurred in the past and are expected in the future and may have a material impact on the operations of temporary staffing firms, including the Company.

         The International Labor Organization (ILO), a UN specialized agency which sets international labor standards, has replaced long-standing Convention 96, which encouraged ILO member states to either abolish or strictly regulate temporary employment services, with a new Convention 181. Convention 181 recognizes the positive role that private sector temporary and permanent staffing agencies can play in labor markets and recommends a flexible regulatory framework that will permit them to operate effectively. The new Convention has been sent to ILO member countries to be considered for ratification. It is likely that over the course of the next several years many of the countries in which the Company does business will ratify the new Convention.

    FORWARD-LOOKING STATEMENTS
    Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere are forward-looking statements. These statements discuss, among other things, expectations for future financial or operating performance. They speak only as of the date of this Annual Report and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements. Such risks and uncertainties include, but are not limited to, competitive pressures, material changes in demands from larger customers, availability of temporary workers, changes in customer attitudes, government policies and changes in economic conditions. The Company's Annual Report on Form 10-K contains additional information on the risk factors affecting the Company.

    ACCOUNTING CHANGES
    During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share." As a result, the Company's reported earnings per share for all years prior to 1997 were restated. See Note 2 to the Consolidated Financial Statements for further discussion.

         In 1997, the Financial Accounting Standards Board (the 'FASB') issued SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in the financial statements. This statement will be adopted by the Company in 1998 and is not expected to have a significant impact on the Consolidated Financial Statements.

         In 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement will be adopted by the Company in 1998 and is not expected to significantly change the current segment reporting.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


    To the Board of Directors and Shareholders of Manpower Inc.:

    We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manpower Inc. and subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



    /s/ Arthur Andersen LLP
    --------------------------
    ARTHUR ANDERSEN LLP
    Milwaukee, Wisconsin,
    January 30, 1998.

CONSOLIDATED STATEMENTS OF OPERATIONS
  (in thousands, except per share data)


  YEAR ENDED DECEMBER 31                           1997        1996        1995
  -----------------------------------------------------------------------------
  Revenues from services                     $7,258,504  $6,079,905  $5,484,175

  Cost of services                            5,948,308   4,931,937   4,483,343
  -----------------------------------------------------------------------------
     Gross profit                             1,310,196   1,147,968   1,000,832

  Selling and administrative expenses         1,054,809     921,011     789,179
  -----------------------------------------------------------------------------
     Operating profit                           255,387     226,957     211,653

  Interest and other (expense) income            (6,179)     15,355      (7,862)
  -----------------------------------------------------------------------------
     Earnings before income taxes               249,208     242,312     203,791

  Provision for income taxes                     85,328      80,014      75,749
  -----------------------------------------------------------------------------
     Net earnings                            $  163,880  $  162,298  $  128,042
  -------------------------------------------==================================
     Net earnings per share                  $     2.01  $     1.98  $     1.68
  -------------------------------------------==================================
     Net earnings per share -
       assuming dilution                     $     1.97  $     1.94  $     1.59
  -------------------------------------------==================================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


  -----------------------------------------------------------------------------
   SUPPLEMENTAL SYSTEMWIDE INFORMATION
     (unaudited, dollars in thousands)



     YEAR ENDED DECEMBER 31                      1997         1996         1995
     --------------------------------------------------------------------------
     Systemwide sales                     $ 8,859,893  $ 7,474,212  $ 6,883,605
     -------------------------------------=====================================
     Systemwide offices at year end             2,776        2,519        2,449
     -------------------------------------=====================================

     Systemwide information represents total of Company-owned branches and franchises.

  -----------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
  (in thousands, except share data)


  ASSETS


  DECEMBER 31                                                  1997        1996
  -----------------------------------------------------------------------------
  Current Assets:

    Cash and cash equivalents                            $  142,246  $  180,553

    Accounts receivable, less allowance for
      doubtful accounts of $38,019 and
      $33,526, respectively                               1,437,378   1,167,468

    Prepaid expenses and other assets                        60,164      42,913

    Future income tax benefits                               47,113      48,151
  -----------------------------------------------------------------------------
      Total current assets                                1,686,901   1,439,085


  Other Assets:

    Investments in licensees                                 32,763      29,409

    Other assets                                            190,990     162,390
  -----------------------------------------------------------------------------
      Total other assets                                    223,753     191,799


  Property and Equipment:

    Land, buildings, leasehold improvements and
      equipment                                             324,770     302,547

    Less: accumulated depreciation and amortization         188,394     181,168
  -----------------------------------------------------------------------------
      Net property and equipment                            136,376     121,379
  -----------------------------------------------------------------------------
      Total assets                                       $2,047,030  $1,752,263
  -------------------------------------------------------======================

  LIABILITIES AND STOCKHOLDERS' EQUITY


  DECEMBER 31                                                  1997        1996
  -----------------------------------------------------------------------------
  Current Liabilities:

    Payable to banks                                     $   69,848  $   24,375
    Accounts payable                                        271,064     235,466
    Employee compensation payable                            68,416      60,222
    Accrued liabilities                                     108,615      87,444
    Accrued payroll taxes and insurance                     248,605     195,194
    Value added taxes payable                               223,538     174,624
    Income taxes payable                                     13,303      30,945
    Current maturities of long-term debt                      1,288       2,986
  -----------------------------------------------------------------------------
      Total current liabilities                           1,004,677     811,256

  Other Liabilities:

    Long-term debt                                          189,785     100,848
    Other long-term liabilities                             235,005     239,453
  -----------------------------------------------------------------------------
      Total other liabilities                               424,790     340,301

  Stockholders' Equity:

    Preferred stock, $.01 par value,
      authorized 25,000,000 shares, none issued                  --          --

    Common stock, $.01 par value, authorized
      125,000,000 shares, issued 82,778,873 and
      82,206,446 shares, respectively                           828         822

    Capital in excess of par value                        1,590,704   1,579,868

    Accumulated deficit                                    (848,195)   (998,230)

    Cumulative translation adjustment                       (40,688)     21,476

    Treasury stock at cost, 2,432,400 and 101,700
      shares, respectively                                  (85,086)     (3,230)
  -----------------------------------------------------------------------------
      Total stockholders' equity                            617,563     600,706
  -----------------------------------------------------------------------------

      Total liabilities and stockholders' equity         $2,047,030  $1,752,263
  -------------------------------------------------------======================

  The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

CONSOLIDATED STATEMENTS OF CASH FLOWS
     (in thousands)


  YEAR ENDED DECEMBER 31                           1997        1996        1995
  -----------------------------------------------------------------------------
  Cash Flows from Operating Activities:
  Net earnings                               $  163,880  $  162,298  $  128,042
  Adjustments to reconcile net earnings to
    net cash provided by operating activities:
    Depreciation and amortization                41,623      35,618      27,821
    Deferred income taxes                         1,959     (11,405)     (4,977)
    Provision for doubtful accounts              15,884      12,360       8,981
    Gain on sale of securities                       --     (15,509)         --
    Change in operating assets and liabilities:
      Accounts receivable                      (398,825)   (168,735)   (175,064)
      Other assets                              (20,177)    (11,969)    (23,126)
      Other liabilities                         231,755      99,958     140,542
  -----------------------------------------------------------------------------
        Cash provided by operating activities    36,099     102,616     102,219
  -----------------------------------------------------------------------------

  Cash Flows from Investing Activities:
    Capital expenditures                        (98,592)    (55,119)    (47,884)
    Acquisitions of businesses, net of
      cash acquired                             (16,480)    (32,362)         --
    Proceeds from the sale of property
      and equipment                               2,858       1,669       3,111
    Proceeds from sale of securities                 --      18,440          --
  -----------------------------------------------------------------------------
        Cash used by investing activities      (112,214)    (67,372)    (44,773)
  -----------------------------------------------------------------------------
  Cash Flows from Financing Activities:
    Net change in payable to banks               50,079     (11,124)    (21,204)
    Proceeds from long-term debt                 90,245      57,681      32,362
    Repayment of long-term debt                  (2,503)    (17,051)     (1,666)
    Repurchase of common stock                  (81,856)     (3,230)         --
    Dividends paid                              (13,845)    (12,305)    (10,171)
  -----------------------------------------------------------------------------
        Cash provided (used) by
          financing activities                   42,120      13,971        (679)
  -----------------------------------------------------------------------------
  Effect of exchange rate changes on cash        (4,312)    (11,435)      3,957
  -----------------------------------------------------------------------------
  Net (decrease) increase in cash and
    cash equivalents                            (38,307)     37,780      60,724
  Cash and cash equivalents, beginning
    of year                                     180,553     142,773      82,049
  -----------------------------------------------------------------------------
  Cash and cash equivalents, end of year     $  142,246  $  180,553  $  142,773
  -------------------------------------------==================================

  Supplemental Cash Flow Information:
    Interest paid                            $   11,260  $    7,119  $   15,297
  -------------------------------------------==================================
    Income taxes paid                        $   89,387  $   79,230  $   80,582
  -------------------------------------------==================================


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
  (in thousands, except per share data)

                                                   Capital in                  Cumulative
                                        Common  Excess of Par   Accumulated   Translation     Treasury
                                         Stock          Value       Deficit    Adjustment        Stock        Total
  -----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1994              $743     $1,448,102   $(1,266,094)   $   20,723   $       --   $  203,474

  Issuances under option and
    purchase plans                           9         14,252            --            --           --       14,261
  Issuance on conversion of sub-
    ordinated convertible debentures        54         97,986            --            --           --       98,040
  Net earnings                              --             --       128,042            --           --      128,042
  Dividends ($.13 per share)                --             --       (10,171)           --           --      (10,171)
  Translation                               --             --            --        17,376           --       17,376
  Other                                      6          3,965            --            --           --        3,971
  -----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1995               812      1,564,305    (1,148,223)       38,099           --      454,993

  Issuances under option and
    purchase plans                           6          9,865            --            --           --        9,871
  Net earnings                              --             --       162,298            --           --      162,298
  Dividends ($.15 per share)                --             --       (12,305)           --           --      (12,305)
  Translation                               --             --            --       (16,623)          --      (16,623)
  Repurchase of common stock                --             --            --            --       (3,230)      (3,230)
  Issuances for acquisitions and other       4          5,698            --            --           --        5,702
  -----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1996               822      1,579,868      (998,230)       21,476       (3,230)     600,706

  Issuances under option and
    purchase plans                           6         10,836            --            --           --       10,842
  Net earnings                              --             --       163,880            --           --      163,880
  Dividends ($.17 per share)                --             --       (13,845)           --           --      (13,845)
  Translation                               --             --            --       (62,164)          --      (62,164)
  Repurchase of common stock                --             --            --            --      (81,856)     (81,856)
  -----------------------------------------------------------------------------------------------------------------
  BALANCE, DECEMBER 31, 1997              $828     $1,590,704    $ (848,195)   $  (40,688)  $  (85,086)  $  617,563
  ----------------------------------------=========================================================================


  The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (in thousands, except share data)


  (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS
    Manpower Inc. (the "Company") is an employment services organization with over 2,700 systemwide offices in 48 countries. The Company's largest operations, based on revenues, are located in the United States, France and the United Kingdom. The Company's employment services include temporary help, contract services and training and testing of temporary and permanent workers. The Company provides employment services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for the Company as a whole.

    BASIS OF CONSOLIDATION
    The consolidated financial statements include the accounts of the Company and all subsidiaries in which an ownership interest greater than 50% is held. For subsidiaries in which the Company has an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect the Company's ownership share of those earnings using the equity method of accounting. These investments are recorded as Investments in licensees in the Consolidated Balance Sheets. Included in stockholders' equity at December 31, 1997 are $27,785 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

    REVENUES
    The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. Franchise fees, which are included in revenues from services, were $37,453, $34,653 and $33,688 for the years ended December 31, 1997, 1996 and 1995, respectively.

    FOREIGN CURRENCY TRANSLATION
    The financial statements of the Company's non-U.S. subsidiaries have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52. Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are made directly to a separate component of stockholders' equity.

         Translation adjustments for those operations in highly inflationary economies and certain other transaction adjustments are included in earnings and were immaterial for all periods presented.

    CAPITALIZED SOFTWARE
    The Company capitalizes purchased software and software development costs incurred from the time the software is considered technologically feasible until the software is ready for use. Research and development costs and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. The unamortized balance of $53,490 and $19,114 as of December 31, 1997 and 1996, respectively, is included in Other assets in the Consolidated Balance Sheets. The Company regularly reviews the carrying value of all capitalized software and recognizes a loss when the unamortized balance is considered unrealizable.

    INTANGIBLE ASSETS
    Intangible assets consist primarily of trademarks and the excess of cost over the fair value of net assets acquired. Trademarks are amortized on a straight-line basis over their useful lives. The excess of cost over the fair value of net assets acquired is amortized on a straight-line basis over its useful life, estimated based on the facts and circumstances surrounding each individual acquisition, not to exceed twenty years. Total intangible assets of $53,127 and $48,744, net of accumulated amortization of $7,612 and $4,712 at December 31, 1997 and 1996, respectively, are included in Other assets in the Consolidated Balance Sheets. Amortization expense was $4,360, $3,780, and $3,487 in 1997, 1996 and 1995, respectively. The intangible asset and related accumulated amortization are removed from the Consolidated Balance Sheets when the intangible asset becomes fully amortized.

    PROPERTY AND EQUIPMENT
    A summary of property and equipment at December 31 is as follows:

                                                      1997                 1996
    ---------------------------------------------------------------------------
    Land                                          $  1,221             $  1,189

    Buildings                                       16,620               15,525

    Office furniture and equipment                 209,571              185,877

    Leasehold improvements                          97,358               99,956
    ---------------------------------------------------------------------------
                                                  $324,770             $302,547
    ----------------------------------------------=============================

    Property and equipment are stated at cost and depreciated using the straight-line method over the following estimated useful lives: buildings - 20 to 25 years; leasehold improvements - lesser of life of asset or lease term; furniture and equipment - 3 to 10 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of properties, the difference between unamortized cost and the proceeds is charged or credited to income.

    STATEMENTS OF CASH FLOWS
    The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

    STOCKHOLDERS' EQUITY
    In November 1996, the Board of Directors authorized the purchase of up to five million shares of the Company's common stock. The purchases may be made from time to time at prevailing market prices. At December 31, 1997,
    2.4 million shares at a cost of $85,086 have been purchased under this authorization.

    ADVERTISING COSTS
    The Company generally expenses production costs of media advertising as they are incurred. Advertising expenses, including the sponsorship of the 1998 World Cup, were $21,600, $24,300 and $9,780 in 1997, 1996 and 1995, respectively.

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

    RECLASSIFICATIONS
    Certain amounts in the 1996 and 1995 financial statements have been reclassified to be consistent with the current year presentation.


  (2) EARNINGS PER SHARE
    During the fourth quarter of 1997 the Company adopted SFAS No. 128, "Earnings per Share." As a result, the Company's reported earnings per share for all years prior to 1997 were restated. The effect of this accounting change on previously reported earnings per share is as follows:

                                                              1996         1995
    ---------------------------------------------------------------------------
    Net earnings per share:
      as reported                                       $     1.95   $     1.65
      effect of SFAS No. 128                                   .03          .03
    ---------------------------------------------------------------------------
      as restated                                       $     1.98   $     1.68
    ---------------------------------------------------------------------------
    Net earnings per share -
      assuming dilution:
      as reported                                       $     1.95   $     1.65
      effect of SFAS No. 128                                  (.01)        (.06)
    ---------------------------------------------------------------------------
      as restated                                       $     1.94   $     1.59
    ----------------------------------------------------=======================

         The calculation of net earnings per share for the years ended December 31, 1997, 1996 and 1995, is as follows:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Net earnings per share:
      Net earnings available to
        common stockholders                $  163,880   $  162,298   $  128,042
      Weighted average common shares
        outstanding                            81,597       81,820       76,300
    ---------------------------------------------------------------------------
                                           $     2.01       $ 1.98   $     1.68
    ---------------------------------------====================================

      The calculation of net earnings per share - assuming dilution for the years ended December 31, 1997, 1996 and 1995, is as follows:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Net earnings per share -
      assuming dilution:
      Net earnings available to
        common shareholders                $  163,880   $  162,298   $  128,042
      Effect of dilutive securities -
        6-1/4% convertible debentures              --           --        3,075
    ---------------------------------------------------------------------------
                                           $  163,880   $  162,298   $  131,117
    ---------------------------------------------------------------------------
      Weighted average common
        shares outstanding                     81,597       81,820       76,300
      Effect of dilutive securities -
        6-1/4% convertible debentures              --           --        4,248
        Stock options                           1,783        1,749        1,829
    ---------------------------------------------------------------------------
                                               83,380       83,569       82,377
    ---------------------------------------------------------------------------
                                           $     1.97   $     1.94   $     1.59
    ---------------------------------------====================================

    The calculation of net earnings per share - assuming dilution for the years ended December 31, 1997, 1996 and 1995 does not include certain stock option grants because the option exercise price for these grants is greater than the average market price of the common shares during that year. The number, exercise prices and weighted average remaining life of these antidilutive options is as follows:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Shares                                     10,000      205,500       56,500
    Exercise prices                             48.63  33.88-36.88  32.00-33.88
    Weighted average remaining life         9.6 years    8.1 years    9.9 years
    ----------------------------------------===================================

         Net earnings per share - assuming dilution for 1995 was determined on the assumption that the 6-1/4% convertible debentures were converted on January 1, 1995.

  (3) INCOME TAXES
    The provision for income taxes consists of:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Current:
     United States
       Federal                             $   14,410   $   19,309   $   24,611
       State                                    2,133        4,312        5,892
     Foreign                                   66,826       67,798       50,223
    ---------------------------------------------------------------------------
    Total current                              83,369       91,419       80,726
    ---------------------------------------------------------------------------
    Deferred:
     United States
       Federal                                 13,984        2,103        2,268
       State                                      803          676       (1,180)
     Foreign                                  (12,828)     (14,184)      (6,065)
    ---------------------------------------------------------------------------
    Total deferred                              1,959      (11,405)      (4,977)
    ---------------------------------------------------------------------------
    Total provision                        $   85,328   $   80,014   $   75,749
    ---------------------------------------====================================

         A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Income tax based on statutory rate     $   87,223   $  84,809    $   71,327
    Increase (decrease) resulting from:
        State income taxes                      2,936       2,803         2,554
        Change in valuation reserve            (3,611)     (6,231)       (3,062)
        Other, net                             (1,220)     (1,367)        4,930
    ---------------------------------------------------------------------------
    Total provision                        $   85,328   $  80,014    $   75,749
    ---------------------------------------====================================

         Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences which gave rise to the deferred tax assets at December 31 are as follows:

                                                             1997          1996
    ---------------------------------------------------------------------------
    Accrued payroll taxes and insurance                 $  41,741    $   45,116
    Employee compensation payable                          11,266        11,402
    Pension and postretirement benefits                    14,911        14,749
    Net operating losses and other                         44,531        60,475
    Valuation allowance                                   (28,448)      (32,059)
    ---------------------------------------------------------------------------
    Total future income tax benefits                       84,001        99,683
    Less--Noncurrent future income tax benefits           (36,888)      (51,532)
    ---------------------------------------------------------------------------
    Current future income tax benefits                  $  47,113    $   48,151
    ----------------------------------------------------=======================

         Noncurrent future income tax benefits have been classified as Other assets in the Consolidated Balance Sheets.

         The Company has U.S. Federal and foreign net   operating loss
    carryforwards totaling $31,951 that expire as follows: 1998 - $83, 2000 - $180, 2003 - $294, 2004 and thereafter - $13,550 and $17,844 with no expiration. The Company has U.S. state net operating loss carryforwards totaling $218,850 that expire as follows: 1998 - $10,060, 1999 - $9,082,
    2003 - $10,387, 2004 and thereafter - $189,321. The Company has recorded a deferred tax asset of $27,799 for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $24,682 has been recorded as management believes that realization of certain loss carryforwards is unlikely.

         United States income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. At December 31, 1997, the estimated amount of unremitted earnings of the foreign subsidiaries totaled $461,500.

  (4) PAYABLE TO BANKS AND BANK LINES
    OF CREDIT

    Information concerning short-term borrowings at December 31 is as follows:

                                                             1997          1996
    ---------------------------------------------------------------------------
    Payable to banks                                    $  69,848    $   24,375

    Average interest rates                                    3.6%          3.6%
    ---------------------------------------------------------------------------

         The Company and some of its foreign subsidiaries maintain lines of credit with foreign financial institutions to meet short-term working capital needs. Such lines totaled $149,257 at December 31, 1997, of which $79,409 was unused. The Company has no significant compensating balance requirements or commitment fees related to these lines.

  (5) LONG-TERM DEBT

    A summary of long-term debt at December 31 is as follows:

                                                             1997          1996
    ---------------------------------------------------------------------------
    Commercial paper, maturing within 90 days,
      at average interest rates of 6.0% and 5.7%,
      respectively                                      $  55,433    $   47,321

    Revolving credit agreement -
      U.S. dollar denominated borrowings, at average
      interest rates of 6.2% and 5.8%, respectively       110,000        30,000

      Yen denominated borrowings, at a rate of .6%         21,244        19,286

    Other                                                   4,396         7,227
    ---------------------------------------------------------------------------
                                                          191,073       103,834
    Less--Current maturities                               (1,288)       (2,986)
    ---------------------------------------------------------------------------
    Long-term debt                                      $ 189,785    $  100,848
    ----------------------------------------------------=======================

         On November 25, 1997, the Company entered into a $415,000 unsecured revolving credit agreement which allows for borrowings in various currencies and includes a $90,000 commitment to be used exclusively for standby letters of credit. Outstanding letters of credit totaled $60,000 and $43,853 as of December 31, 1997 and 1996, respectively. Approximately $138,000 of additional borrowings were available to the Company under this agreement at December 31, 1997.

         The interest rate and facility fee on the entire line and the issuance fee on the letter of credit commitment vary based on the Company's debt rating and borrowing level. Currently, the interest rate is LIBOR plus .215%, and the fees are .11% and .215%, respectively. The facility matures on November 25, 2002, and may be increased to a maximum of $500,000 or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with minimum interest coverage and debt-to-capitalization ratios and a maximum subsidiary debt level.

         Due to the availability of long-term financing, commercial paper borrowings have been classified as long-term debt. The carrying value of long-term debt approximates fair value.

         The maturities of long-term debt payable within each of the four years subsequent to December 31, 1998 are as follows: 1999 - $1,737, 2000 - $707, 2001 - $58 and 2002 - $186,736.

         Subsequent to December 31, 1997, the Company entered into an interest rate swap agreement, expiring in 2001, to fix the interest rate at 6.0% on $50,000 of the Company's credit borrowings under the revolving credit agreement.

  (6) STOCK COMPENSATION PLANS

    During 1996 the Company adopted SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by the statement, the Company will continue to account for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 1997, 1996 and 1995. Had the Company determined compensation cost based on the fair value of the stock options at the grant date, consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:


                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Net earnings:
      as reported                          $  163,880   $ 162,298    $  128,042
      pro forma                               162,526     160,582       127,271
    Net earnings per share:
      as reported                          $     2.01   $    1.98    $     1.68
      pro forma                                  1.99        1.96          1.67
    Net earnings per share -
      assuming dilution:
      as reported                          $     1.97   $    1.94    $     1.59
      pro forma                                  1.95        1.92          1.58
    ---------------------------------------====================================

    The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995, respectively: risk-free interest rates of 5.8%, 6.2% and 6.3%; expected volatility of 14.4%, 17.3% and 12.2%;
    dividend yield of .5% in all years; and expected lives of 5.0 years, 6.1 years and 8.2 years. The weighted-average fair value of options granted was $5.48, $7.13 and $7.46 in 1997, 1996 and 1995, respectively.

    FIXED STOCK OPTION PLANS
    The Company has reserved 5,625,000 shares of common stock for issuance under the Executive Stock Option and Restricted Stock Plans. Under the plans, all full-time employees of the Company are eligible to receive stock options, purchase rights and restricted stock. The options, rights and stock are granted to eligible employees at the discretion of a committee appointed by the Board of Directors. All options have generally been granted at a price equal to the fair market value of the Company's common stock at the date of grant. The purchase price per share pursuant to a purchase right is determined by the Board of Directors. The committee also determines the period during which options and rights are exercisable. Generally, options are granted with a vesting period of up to five years and expire ten years from the date of grant. Rights may generally be exercised for up to sixty days from the date of grant. Under the plans, the committee may also authorize the granting of stock appreciation rights and cash equivalent rights in conjunction with the stock options and purchase rights, respectively. As of December 31, 1997, no purchase rights, stock appreciation rights or cash equivalent rights had been granted.

         The Company has reserved 800,000 shares of common stock for issuances under the 1991 Directors Stock Option Plan. Under the plan, each non-employee director of the Company may receive an option to purchase shares of the Company's common stock in lieu of cash compensation. The number of shares covered by the option is determined pursuant to a formula set forth in the plan. The per share purchase price for each option awarded is equal to the fair market value of the Company's common stock at the date of grant. Options are exercisable for the vested portion during the director's tenure and a limited period thereafter.

         The Company also has the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. These employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of their market value on the day prior to the offer to participate in the plan. Options are generally exercisable after 60 months, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

         Information related to options outstanding under the plans, and the related weighted-average exercise prices, is as follows:

                                         1997           1996           1995
                                     ------------------------------------------
                                        Shares         Shares         Shares
                                     (000)  Price   (000)  Price   (000)  Price
    ---------------------------------------------------------------------------
    Options
    outstanding,
      beginning
      of period                      3,421  $ 19    3,369  $ 16    3,732   $ 15

      Granted                          384    35      550    31      320     27

      Exercised                       (374)   17     (472)   16     (659)    16

      Expired or
      cancelled                        (69)   24      (26)   24      (24)    17
    ---------------------------------------------------------------------------
      end of
      period                         3,362  $ 21    3,421  $ 19    3,369   $ 16
    ---------------------------------==========================================
    Options
    exercisable,
    ---------------------------------------------------------------------------
      end of
      period                         2,378  $ 16    2,659  $ 16    2,918   $ 15
    ---------------------------------==========================================

         Options outstanding as of December 31, 1997 are as follows:

                          Options outstanding              Options exercisable
                          -------------------              -------------------
                                Weighted-
                                  average    Weighted-               Weighted-
                                remaining      average                 average
       Exercise    Shares     contractual     exercise    Shares      exercise
         prices      (000)           life        price      (000)        price
    --------------------------------------------------------------------------
    10.68-14.25       725       3.6 years        $  12       704         $  12

    15.00-17.13     1,505       5.2 years           16     1,474            16

    22.27-29.75       432       8.3 years           27       121            27

    30.38-36.88       586       9.1 years           34        79            34

    38.07-48.63       114       9.5 years           40        --            --
    --------------------------------------------------------------------------
                    3,362                        $  21     2,378         $  16
    ----------------==========================================================


    OTHER STOCK PLANS

    The Company has reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of the Company's common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 1997, 1996 and 1995, 239,229, 186,979 and 118,169 shares, respectively, were purchased under the plan.

  (7) RETIREMENT PLANS
    DEFINED BENEFIT PLANS
    The Company has defined benefit pension and retirement plans covering substantially all permanent employees. Pension benefits are generally based upon years of service and compensation levels prior to retirement.

         The components of pension expense are as follows:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Service cost                           $    3,465   $   2,969    $    2,773

    Interest cost                               3,982       3,575         3,213

    Actual return on assets                    (8,797)     (5,022)       (4,735)

    Net amortization and deferral               4,285         897         1,484
    ---------------------------------------------------------------------------
    Total pension expense                  $    2,935   $   2,419    $    2,735
    ---------------------------------------====================================

        The following is a reconciliation of the funded status of the pension plans at December 31:

                                       U.S. Plans             Non-U.S. Plans
                              -------------------------------------------------
                                    1997        1996         1997          1996
    ---------------------------------------------------------------------------
    Vested benefits           $   21,723   $  19,650    $  26,592    $   22,207
    Nonvested benefits               380         407        1,416         1,394
    ---------------------------------------------------------------------------
    Accumulated benefit
      obligation                  22,103      20,057       28,008        23,601

    Effect of projected
      compensation increases       4,713       4,141        7,859         7,336
    ---------------------------------------------------------------------------
    Projected benefit
      obligation                  26,816      24,198       35,867        30,937

    Plan assets at fair value     26,177      20,903       36,435        31,462
    ---------------------------------------------------------------------------
    Plan assets less than
      (in excess of) projected
      benefit obligation             639       3,295         (569)         (525)

    Unrecognized net gain (loss)   7,488       3,930         (122)          617

    Unrecognized transitional
      asset                          769         884          209           202

    Unrecognized prior
      service cost                    --          --         (418)         (468)
    ---------------------------------------------------------------------------
    Accrued (prepaid)
      pension cost            $    8,896   $   8,109    $    (899)   $     (174)
    --------------------------=================================================

    Assumptions used in determining the plans' funded status are as follows:

                                       U.S. Plans             Non-U.S. Plans
                              -------------------------------------------------
                                    1997        1996         1997          1996
    ---------------------------------------------------------------------------
    Discount rate                   7.25%        7.5%         5.8%          6.5%
    Rate of return on plan assets    8.5%        8.5%         7.3%          7.8%
    ---------------------------------------------------------------------------

         Projected salary levels utilized in the determination of the projected benefit obligation are based upon historical experience. The unrecognized transitional asset is being amortized over the estimated remaining service lives of the employees.

         Plan assets are primarily comprised of common stocks and U.S. government and agency securities.

    DEFINED CONTRIBUTION PLANS
    The Company has defined contribution plans covering substantially all permanent U.S. employees. Under the plans, employees may elect to contribute a portion of their salary to the plans. The Company, at its discretion, may match a portion of the employees' contributions. During 1997 the Company elected to match a portion of employees' contributions if a targeted earnings level was reached in the U.S. The total 1997 expense was $296. The Company elected not to provide a matching contribution in 1996 and 1995.

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

         The Company charges the expected costs of retiree health care benefits to expense during the years that employees render service. The components of periodic postretirement benefit cost are as follows:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Service cost--benefits earned
      during the year                      $    1,542   $   1,276    $    1,431

    Interest cost on accumulated
      postretirement benefit obligation         1,492       1,339         1,235

    Amortization of unrecognized gain             (29)        (27)           --
    ---------------------------------------------------------------------------
    Net periodic postretirement
      benefit cost                         $    3,005   $   2,588    $    2,666
    ---------------------------------------====================================

            The components of the accumulated postretirement benefit obligation at December 31 are as follows:

                                                             1997         1996
    ---------------------------------------------------------------------------
    Retirees                                            $   4,234    $   4,001
    Fully eligible active participants                      3,608        2,537
    Other active participants                              15,903       13,235
    --------------------------------------------------------------------------
    Accumulated postretirement
      benefit obligation                                   23,745       19,773
    Unrecognized net gain                                   1,531        2,777
    --------------------------------------------------------------------------
    Accrued benefit cost                                $  25,276    $  22,550
    ----------------------------------------------------======================

         The accumulated postretirement benefit obligation was computed using a discount rate of 7.25% in 1997 and 7.5% in 1996.

         The health care cost trend rate has a significant effect on the amounts reported. The rate was assumed to be 8.0% for 1997 and decreases gradually to 6% for the years 2001 and beyond. A one percentage point increase in the assumed health care cost trend rates would increase the accumulated postretirement benefit obligation by $4,822 and increase the periodic benefit cost by $708.

  (8) LEASES

    The Company leases property and equipment primarily under operating leases. Renewal options exist for substantially all leases.

         Future minimum payments, by year and in the aggregate, under noncancellable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1997:


    Year
    ---------------------------------------------------------------------------
    1998                                                               $ 40,884
    1999                                                                 34,744
    2000                                                                 26,605
    2001                                                                 20,035
    2002                                                                 15,694
    Thereafter                                                           64,576
    ---------------------------------------------------------------------------
    Total minimum lease payments                                       $202,538
    -------------------------------------------------------------------========

         Rental expense for all operating leases was $72,196, $67,198 and $64,974 for the years ended December 31, 1997, 1996 and 1995, respectively.


  (9) INTEREST AND OTHER (EXPENSE) INCOME
    Interest and other (expense) income consist of the following:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Interest expense                       $  (11,105)   $ (6,388)   $  (12,655)

    Interest income                             8,052       7,294         6,826

    Gain on sale of securities                     --      15,509            --

    Foreign exchange losses                    (1,258)       (941)         (362)

    Miscellaneous, net                         (1,868)       (119)       (1,671)
    ---------------------------------------------------------------------------
    Interest and other (expense) income    $   (6,179)   $ 15,355    $   (7,862)
    ---------------------------------------====================================

    During 1996 the Company recorded gains of $15.5 million related to the sale of its interest in two non-Manpower brand subsidiaries in the United Kingdom. Total cash proceeds received from the equity interests and a note receivable was $18.4 million. The Company had previously deferred recognition of most of the equity interests and the note due to uncertainties regarding their eventual realization.

  (10) ACQUISITIONS OF BUSINESSES

    From time to time, the Company acquires certain franchises and unrelated companies throughout the world. In 1996, the Company acquired A Teamwork Sverige AB, the largest employment services organization in Sweden, and certain franchises in the United States, Canada and Spain. The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant individually or in the aggregate. The total consideration for these acquisitions was $17,601 and $41,072 in 1997 and 1996, respectively, the majority of which was recorded as intangible assets.

  (11) CONTINGENCIES
    The Company is involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on the financial condition of the Company.

(12) BUSINESS SEGMENT DATA BY
    GEOGRAPHICAL AREA

    Geographical segment information is as follows:

                                                 1997         1996         1995
    ---------------------------------------------------------------------------
    Revenues from services:

       United States (a)                   $1,993,665   $1,774,240   $1,551,407

       France                               2,716,683    2,274,761    2,208,729

       United Kingdom                         989,104      867,884      818,023

       Other Europe                           855,372      678,337      528,363

       Other Countries                        703,680      484,683      377,653
    ---------------------------------------------------------------------------
                                           $7,258,504   $6,079,905   $5,484,175
    ---------------------------------------====================================

    Earnings
     before income taxes:

       United States                       $   92,607   $   88,165   $   75,970

       France                                  91,246       73,688       72,593

       United Kingdom                          39,831       33,246       34,972

       Other Europe                            38,811       38,440       34,971

       Other Countries                         30,744       22,452       16,492

       Corporate -
         Amortization of
         intangible assets                     (4,360)      (3,780)      (3,487)

         Interest and other
         (expense) income                      (6,179)      15,355       (7,862)

         Other (b)                            (33,492)     (25,254)     (19,858)
    ---------------------------------------------------------------------------
                                           $  249,208   $  242,312   $  203,791
    ---------------------------------------====================================

    Total assets:

      United States                        $  470,861   $  426,732   $  365,479

      France                                  869,354      723,900      678,027

      United Kingdom                          211,554      183,857      157,240

      Other Europe                            269,698      221,645      175,445

      Other Countries                         172,434      130,303      102,838

      Corporate (b)                            53,129       65,826       38,757
    ---------------------------------------------------------------------------
                                           $2,047,030   $1,752,263   $1,517,786
    ---------------------------------------====================================

    Net assets:

     United States                         $  112,360   $  142,731   $  107,680

     France                                   295,146      279,480      241,156

     United Kingdom                            82,528       71,277       32,088

     Other Europe                              78,479       77,199       46,481

     Other Countries                           49,050       30,019       27,588
    ---------------------------------------------------------------------------
                                           $  617,563   $  600,706   $  454,993
    ---------------------------------------====================================

         (a) Total systemwide sales in the United States, which include sales of Company-owned branches and franchises, were $3,340,212, $2,938,926 and $2,666,782 for the years ended December 31, 1997, 1996 and 1995, respectively.

         (b) Other corporate expense includes costs incurred by the parent company which do not pertain to any specific geographical segment. Corporate assets include assets of the parent company that are not used in the operations of any geographical segment.

         Due to the nature of its business, the Company does not have export sales.

         During 1997 the Financial Accounting Standards Board released SFAS No. 131, "Disclosure About Segments of an Enterprise and Related Information." This Statement will be adopted by the Company in 1998 and is not expected to significantly change the current segment reporting.

QUARTERLY DATA (UNAUDITED)
  (in thousands, except per share data)



                                                        First      Second       Third      Fourth
                                                      Quarter     Quarter     Quarter     Quarter       Total
    ---------------------------------------------------------------------------------------------------------
    Year Ended December 31, 1997
    ---------------------------------------------------------------------------------------------------------
      Revenues from services                       $1,521,002  $1,792,216  $1,973,020  $1,972,266  $7,258,504
       Gross profit                                   276,655     319,150     350,930     363,461   1,310,196
       Net earnings                                    26,599      40,892      52,691      43,698     163,880
       Net earnings per share                      $      .32  $      .50  $      .64  $      .54  $     2.01
       Net earnings per share - assuming dilution  $      .32  $      .49  $      .63  $      .53  $     1.97
       Dividends per share                         $       --  $      .08  $       --  $      .09  $      .17
       Market price-
         High                                      $   40-1/2  $       49  $   50-3/8  $   40-3/4
         Low                                           29-1/2      35-1/4          37      35-1/4
    ---------------------------------------------------------------------------------------------------------
    Year Ended December 31, 1996
    ---------------------------------------------------------------------------------------------------------
      Revenues from services                       $1,309,167  $1,460,624  $1,694,523  $1,615,591  $6,079,905
      Gross profit                                    244,639     269,260     315,324     318,745   1,147,968
      Net earnings                                     23,195      38,602      52,416      48,085     162,298
      Net earnings per share                       $      .28  $      .47  $      .64  $      .59  $     1.98
      Net earnings per share - assuming dilution   $      .28  $      .46  $      .63  $      .57  $     1.94
      Dividends per share                          $       --  $      .07  $       --  $      .08  $      .15
      Market price-
         High                                      $   34-1/4  $       43  $   39-3/8  $   33-5/8
         Low                                           23-5/8      29-1/2          30      27-7/8
    ---------------------------------------------------------------------------------------------------------


SELECTED FINANCIAL DATA
     (in millions, except per share data)




Year Ended December 31                        1997      1996      1995      1994          1993
----------------------------------------------------------------------------------------------
Operations Data
 Revenues from services                   $7,258.5  $6,079.9  $5,484.2  $4,296.4      $3,180.4
 Gross profit                              1,310.2   1,148.0   1,000.8     796.6         625.2
 Amortization of intangible assets             4.4       3.8       3.5       7.0          78.1
 Restructuring and other unusual items          --        --        --        --          20.0
 Net earnings (loss)                         163.9     162.3     128.0      83.9         (48.9)
----------------------------------------------------------------------------------------------
Per Share Data
 Net earnings (loss)                      $   2.01  $   1.98  $   1.68  $   1.14      $   (.66)
 Net earnings (loss) - assuming dilution      1.97      1.94      1.59      1.09          (.66)
 Dividends                                     .17       .15       .13       .11            --
----------------------------------------------------------------------------------------------
Balance Sheet Data
 Total assets                             $2,047.0  $1,752.3  $1,517.8  $1,191.2      $  833.3
 Long-term debt                              189.8     100.8      61.8     130.9         130.0
----------------------------------------------------------------------------------------------







     The Notes to Consolidated Financial Statements should be read in conjunction with the above summary.

     During the fourth quarter of 1997, the Company adopted SFAS No. 128, "Earnings per Share." As a result, the Company's reported earnings per share for years prior to 1997 were restated. See Note 2 to Consolidated Financial Statements for further discussion of the effect on 1996 and 1995. The previously reported earnings per share amounts for 1994 and 1993 were $1.12 and $(.66), respectively.

WORLD HEADQUARTERS

    5301 North Ironwood Road
    Post Office Box 2053
    Milwaukee, Wisconsin 53201
    (414) 961-1000
    www.manpower.com

TRANSFER AGENT AND REGISTRAR

    ChaseMellon Shareholder Services, L.L.C.
    New York, New York
    www.chasemellon.com

STOCK EXCHANGE LISTING

    NYSE Symbol: MAN

10-K REPORT

    A copy of Form 10-K filed with
    the Securities and Exchange
    Commission for the year ended
    December 31, 1997 is available
    without charge after March 31,
    1998 by writing to:

    Mr. Jon F. Chait
    Manpower Inc.
    5301 North Ironwood Road
    Post Office Box 2053
    Milwaukee, Wisconsin 53201

ANNUAL MEETING OF STOCKHOLDERS

    April 23, 1998
    10:00 a.m.
    Marcus Center for the
    Performing Arts
    929 North Water Street
    Milwaukee, Wisconsin 53202

DIRECTORS

    Mitchell S. Fromstein
    Chairman of the Board,
    President and
    Chief Executive Officer

    Audrey Freedman
    Regular network business
    news commentator on
    economic developments;
    former principal of Audrey
    Freedman & Associates

    Dudley J. Godfrey, Jr.
    Senior Partner
    Godfrey & Kahn, S.C.

    Marvin B. Goodman
    Retired; former principal
    shareholder and officer of
    Manpower Services (Toronto)
    Limited, a Company franchise

    J. Ira Harris
    Chairman of J.I. Harris &
    Associates and Vice Chairman of
    The Pritzker Organization, LLC

    Newton N. Minow
    Of Counsel and former partner
    Sidley & Austin

    Gilbert Palay
    Retired; former Senior Executive
    Vice President

    Dennis Stevenson
    Chairman of GPA Group plc and
    Chairman of Pearson plc

    Jon F. Chait
    Executive Vice President
    and Secretary,
    Managing Director
    International Operations

    Terry A. Hueneke
    Executive Vice President

OFFICERS

    Mitchell S. Fromstein
    Chairman of the Board,
    President and
    Chief Executive Officer

    Jon F. Chait
    Executive Vice President
    and Secretary,
    Managing Director
    International Operations

    Terry A. Hueneke
    Executive Vice President

    Michael J. Van Handel
    Vice President, Chief Accounting
    Officer and Treasurer

PRINCIPAL OPERATING UNITS

    MITCHELL S. FROMSTEIN
    CHAIRMAN, PRESIDENT AND CEO


THE AMERICAS
North America and South America
AND AUSTRALIA

    TERRY A. HUENEKE
    EXECUTIVE VICE PRESIDENT

    5301 North Ironwood Road
    P.O. Box 2053
    Milwaukee, Wisconsin 53201

    Melanie Holmes
    Senior Vice President
    Customer Services Group

    Jeffrey A. Joerres
    Senior Vice President
    Marketing and Major Accounts

    William L. Bates
    Vice President
    U.S. Administrative Services

    Richard J. Gallagher
    Vice President
    U.S. National Accounts

    Marnie M. Harris
    Vice President
    Business Development

    James J. Katte
    Vice President
    U.S. Accounting and Finance

    Douglas H. Krueger
    Vice President
    U.S. Operations

    William J. Pfannenstiel
    Vice President
    Technical Services

    Peter Stockhausen
    Vice President
    Chief Information Officer

    David B. Wescoe
    Vice President
    North American Administration

    Kay Livingston Ash
    Vice President
    Mountain Region

    M. Elaine Brown
    Vice President
    South Central Region

    Richard Cutshall
    Vice President
    Western Region

    Donald Johnston
    Vice President
    East Central Region

    Craig Kasper
    Vice President
    Upper Midwest Region

    Arthur David Keith
    Vice President
    Southwest Region

    Martin Klein
    Vice President
    Philadelphia Region

    Maureen Quinn
    Vice President
    Northeast Region

    Warren Rosenow
    Vice President
    Midwest Region

    Louis Scrivani
    Vice President
    New Jersey Region

    Betty Stockstill
    Vice President
    Gulf South Region

    Beba Franco
    General Manager
    Puerto Rico

    CANADA
    5090 Explorer Drive, Suite 401
    Mississauga, Ontario L4W 4X6

    Tammy Johns
    Vice President

    MEXICO AND CENTRAL AMERICA
    GUILLERMO SANCHEZ
    GENERAL MANAGER

    MEXICO
    Louisiana No. 80
    Col. Napoles
    C.P. 03810, Mexico, DF

    Guillermo Sanchez
    General Manager

    COSTA RICA
    300 metros al Norte de la Fuente
    de la Hispanidad
    Edificio Equus. Planta Baja
    San Jose de Costa Rica

    GUATEMALA
    6(a) Av. 0-60, Zona 4
    Torre Profesional 1, Oficina 304
    Guatemala, C.A.


    SOUTH AMERICA
    HORACIO DE MARTINI
    REGIONAL MANAGER

    ARGENTINA
    Maipu 942 - piso 23
    1340 Buenos Aires

    Horacio De Martini
    General Manager

    BOLIVIA
    Edif San Pablo, Piso 11, Ofc 1106
    Av 16 de Julio, #1476
    La Paz, Bolivia

    BRAZIL
    Casa Central
    Rua Jupi, 215
    04755-050 Sao Paulo, SP

    CHILE
    Estados Unidos 395
    Santiago

    COLOMBIA
    Diagonal 50 -No. 49-14, piso 7
    Medellin

    ECUADOR
    Jorge Washington 742 y 9 de Octubre
    Casilla 1711-6530, Quito

    PANAMA
    Bella Vista Calle 51
    Edificio Margarita, Local No 6
    Panama City, Republic of Panama

    PARAGUAY
    Av. Espana esq.
    Padre Pucheu 485
    Asuncion

    PERU
    Las Camelias 224
    San Isidro
    Lima 27

    URUGUAY
    Boulevard Artigas 2003
    CP 11800 Montevideo

    VENEZUELA
    Av Francisco de Miranda
    Torre Delta - Piso 3, Ofc D
    1602 Altamira, Caracas

    NETHERLAND ANTILLES
    DSS Uitzendburo NV
    Shopping Center Colon, Unit 11A
    Curacao



    AUSTRALIA
    MALCOLM JACKMAN
    GENERAL MANAGER

    AUSTRALIA
    Level 1, 34 Hunter Street
    Sydney 2000 NSW
    GPO Box 2599
    Sydney NSW 2001

    NEW ZEALAND
    Level 4, The Vulcan Building
    Corner Vulcan Lane and Queen Street
    Auckland

EUROPE, ASIA, AFRICA AND THE
MIDDLE EAST

    JON F. CHAIT
    MANAGING DIRECTOR
    INTERNATIONAL OPERATIONS

    Avenue Louise, 523
    1050 Brussels, Belgium

    FRANCE
    9, rue Jacques Bingen
    F-75017 Paris

    Michael Grunelius
    Managing Director

    Bertrand Denis
    Deputy General Director

    Andre Dalery
    General Director of Operations

    Pierre Catherine
    Director of External Relations

    Rene Boulland
    Financial Director

    Gilles Berolatti
    Legal and Administrative Director

    Bernard Auger
    National Accounts Director

    Christian Costaz
    IT Director

    Jean-Pierre Lemonnier
    Human Resource Director

    Francois Chojnacki
    Director, France West

    Rene Jumel
    Director, France Southwest

    Jean-Pierre Murlin
    Director, France North

    Gilbert Parichi
    Director, Paris/Ile de France


    UNITED KINGDOM AND IRELAND
    International House
    66 Chiltern Street
    London W1M 1PR, England

    Lilian Bennett
    Chairman

    Maureen Miffling
    Managing Director

    Maggi Bell
    UK Operations Director

    Lynn Elias
    Finance Director

    Anthony Hoskins
    Marketing Director

    David Davies
    Financial Controller

    Ken Pullan
    Director of Regional Operations

    John Day
    General Manager
    Major Accounts

    Stan Conquest
    General Manager
    Technical Services

    Sue George Jones
    Operations Director
    Nursing Services

    Gerard Doyle
    Director of IT

    Ouida Weaver
    Head of Training and
    Human Resources

    Deborah Wylie
    General Manager of Marketing

    Nick Smith
    Call Center Strategy Manager

    SCOTLAND
    38 George Street
    Edinburgh EH2 2LE, Scotland

    WALES
    90 Queen Street
    Cardiff CF1 4ER, Wales

    IRELAND
    54 Grafton Street
    Dublin 2


    JAPAN
    CS Tower 3F
    11-30 Akasaka 1-chome
    Minato-ku, Tokyo 107

    Hiroshi Ono
    General Manager

    NORDIC REGION
    TOR DAHL
    REGIONAL DIRECTOR
    Oslo, Norway

    NORWAY
    Dronning Maudsgate 10
    P.O. Box 2506 Solli, 0202 Oslo

    Lars Petter Orving
    General Manager

    SWEDEN
    Odengatan 71, Box 6446
    113 82 Stockholm

    Lars Murman
    General Manager

    DENMARK
    Norre Voldgade 19
    1358 Kobenhavn

    FINLAND
    Aleksanterinkatu 48A, 6.Krs.
    00100 Helsinki

    NORTHERN EUROPEAN REGION
    HANS VINK
    REGIONAL DIRECTOR

    THE NETHERLANDS
    Gebouw Athena
    Diemerhof 16-18
    1112 XN Diemen

    Hans Vink
    General Manager

    GERMANY
    Kurt-Schumacher Strabe, 31
    Postfach 20 01 16
    D-60 605 Frankfurt/Main

    Diethelm Bender
    Geschaftsfuhrer

    AUSTRIA
    Mahlerstrabe 14
    A-1010 Vienna

    Gerhard Flenreiss
    General Manager
    JADE G.m.b.H.



    SOUTHERN REGION
    YOAV MICHAELY
    REGIONAL DIRECTOR
    Rome, Italy


    ISRAEL
    90-92 Igal Alon Street
    Tel Aviv 67891

    Aki Friedman
    Chairman

    Tova Elazar
    General Manager

    SPAIN
    Corsega 418 (4th Floor)
    08037 Barcelona

    Carmen Mur
    General Manager

    Italy
    Via Gregoriana, 5
    00187 Rome

    PORTUGAL
    Rua Bernardim Ribeiro 30-1
    1150 Lisbon

    Marcelino Pena Costa
    General Manager



    SOUTH EAST ASIAN REGION
    CHRISTINE RAYNAUD
    REGIONAL DIRECTOR

    SINGAPORE
    391 B Orchard Road
    #25 - 07/08
    Ngee Ann City Tower B
    Singapore 238874

    Christine Raynaud
    General Manager

    HONG KONG
    15th Floor, California Tower
    30-32 D'Aguilar Street
    Central Hong Kong

    Deborah Morgan
    General Manager

    MALAYSIA
    Suite 17.01 Wisma Nusantara
    Jalan Puncak, Off Jalan P. Ramlee
    50250 Kuala Lumpur

    TAIWAN
    Formosa Plastics Bldg., B, 11F
    201-30 Tun Hua North Road
    Taipei

    THAILAND
    Unit 9/1, 9th F1
    Bangkok Union Insurance Building
    Suriyawongse, Bangrak
    Bangkok 10500

    OTHER LOCATIONS

    SWITZERLAND
    6, Rue Winkelried
    1201 Geneva

    Maria Mumenthaler
    Presidente et Deleguee
    du Conseil d'Administration

    BELGIUM
    Avenue Louise, 523
    1050 Brussels

    Michel Bodart
    General Manager

    RUSSIA
    1 Telegraphnyi Pereulok, #341
    101934 Moscow

    CZECH REPUBLIC
    7 Valentinska
    11000 Praha - 1

    HUNGARY
    Hungaria Krt 140-144
    Munkaero Szervezesi
    1146 Budapest

    LUXEMBOURG
    19, rue Glesener
    1631 Luxembourg

    MONACO
    9 rue Princesse Florestine
    98000 Monaco

    MOROCCO
    4, rue des Hirondelles
    Casablanca



    BROOK STREET BUREAU PLC
    ANTHONY J. HOWARD
    MANAGING DIRECTOR


    Clarence House
    134 Hatfield Rd.
    St Albans, Herts AL1 4 JB
    United Kingdom


    CORPORATE ADMINISTRATION
    EUROPE, ASIA, AFRICA AND THE
    MIDDLE EAST

    Avenue Louise, 523
    1050 Brussels, Belgium

    Vince Butterworth
    Director
    European Accounts

    Ken Davidson
    Director
    International Operations Support

    Pan Salvaridis
    Director
    Business Development

    Graham Steven
    Director
    International IT

    Ned Wiley
    Director
    International Marketing

CORPORATE ADMINISTRATION

    Joel W. Biller
    Senior Vice President
    International Corporate Affairs
    General Counsel - U.S.

    James A. Fromstein
    Senior Vice President
    International Marketing

    Michael J. Lynch
    Vice President

    Michael J. Van Handel
    Vice President
    Chief Accounting Officer

    GLOBAL MARKETING

    Jeffrey A. Joerres
    Senior Vice President

    David Arkless
    Vice President

MANPOWER INC.


   WORLD HEADQUARTERS
   5301 North Ironwood Road
   P.O. Box 2053
   Milwaukee, Wisconsin 53201 USA

   EUROPEAN HEADQUARTERS
   Avenue Louise, 523
   1050 Brussels, Belgium

   New York Stock Exchange Symbol: MAN

   www.manpower.com