Form 10-K405, Exhibit 13
period 1998-12-31
MANPOWER INC /WI/
filed 1999-03-31
CIK 871763

                               1998 Annual Report
                                 Manpower Inc.

                                                                      EXHIBIT 13

FINANCIAL HIGHLIGHTS

(in thousands)                          1998          1997          1996
------------------------             -----------   -----------   -----------
SYSTEMWIDE SALES (a)                 $10,523,377   $ 8,899,946   $ 7,506,313
REVENUES FROM SERVICES               $ 8,814,272   $ 7,258,504   $ 6,079,905
OPERATING MARGIN (b)                 $   222,503   $   255,387   $   226,957


      SYSTEMWIDE SALES (a)(c)                     OPERATING MARGIN (b)(c)
    (in billions of US dollars)                 (in millions of US dollars)

           [CHART]                                        [CHART]

(a) Represents total sales of Company-owned branches and franchises.

(b) For 1998, Operating Margin does not include the Write-down of Capitalized Software, and for years prior to 1994, Operating Margin does not include the charge for the Amortization of Intangible Assets. This earnings measurement is not determined pursuant to generally accepted accounting principles (GAAP) and should not be considered in isolation or as an alternative to GAAP-derived measures.

(c) Graphical information for years prior to 1991 represents Manpower International Inc., the Company's primary operating subsidiary, until June 30, 1996, when it was merged into the Company. This presentation is believed to be the most meaningful as Manpower Inc. was formed as a United States company in 1991. Manpower International Inc.'s Revenues from Services comprise approximately 95% of the Company's Revenues from Services for each of the years 1991 through 1995.

CHAIRMAN'S MESSAGE

March 16, 1999

Dear Shareholders,

     The 1998 year was one in which we achieved new record high levels of revenue and global market geographic coverage, but faced several problems that caused a short term delay in matching our record revenues with record profits. As the millenium comes clearly into view, we believe we can continue our top line growth and match it with profitability.

     Systemwide sales for the year exceeded the milestone $10 billion mark, representing a doubling of sales from 1993 to 1998. This doubling represents an addition of $6.2 billion of Systemwide sales. This growth has been achieved organically without material acquisitions or mergers and continues to give us the largest single brand of Staffing Services in the world.

     As 1998 came to a close, we made a very difficult but necessary decision to write down the capitalized value of our U.S. computer software which was intended to be used by our U.S. operating offices. The abandonment of this software was based on the projected maintenance, support and communications costs which would impact too heavily on our profits in the years ahead. While the write-down heavily impacted 1998 profits, we believe that we can create new software implementing the unique features and processes of the planned system, and produce the intended result with much lower support costs.

The after-tax impact of the write-down was $57.1 million, all of which was reflected in our Fourth Quarter results. The new system was planned to provide a distinct competitive edge and we believe we can still accomplish that objective within our total project cost budget. That process is currently under way and our present systems are fully operational and adequate to fully meet our operational needs and customer requirements. Despite the write-down, we were able to produce a profit for the year and maintain a sound financial condition.

     Our 3,200 worldwide offices once again employed approximately more than two million workers in 1998 and logged 725 million hours of work for our global customer base.

     During the 1998 year, we opened 413 new Manpower offices, reaching 100 offices in Italy as that important EU nation legalized Temporary Staffing for the first time. We now have a solid base of Italian operations which should add important profit growth for us in the future. While these new offices represented an operating cost of over $4 million in the start-up phase, we expect the operations to produce a profit in 1999 and to grow future operations and additional offices on a self-funding basis. Our management team in Italy has done an excellent job of developing prime locations, operating staff and a valuable customer base in just one year. Additional geographic expansion involved new offices in Germany, France, Spain, Australia, the U.S., Finland and Korea. In general, we now cover virtually all developed countries and we now focus on fleshing out our networks in countries that offer the best opportunities for profitable growth.

     In terms of the skill sets which make up our revenue base, we continue to strive for a balance that matches the global labor force as a whole. We believe that the best opportunity for sustained growth at our volume level is the ability to provide a flexible workforce in the numbers and places required by our customer base. In 1998, we saw a slight contraction in the Manufacturing sector but experienced good growth in our Technical divisions, particularly in IT skills. We now have over 200 of our offices across the globe devoted entirely to Technical and IT personnel, and our revenue base in that field should reach the $800 million mark in 1999.

     Another area of rapid growth in 1998 was the providing of call center personnel, particularly for customer service and help-desk functions. Our early experience and success in call center staffing in the U.S. and the U.K. has led to an expansion of opportunities in Europe, Latin America and Asia.

Manpower's proprietary assessment and training programs are proving to reduce operator turnover and increase productivity scale. Today, an estimated 25,000 Manpower employees are manning call centers across the globe, representing approximately 10% of our total daily temporary workforce. We have developed a multinational team of experts in call center staffing who aid in planning, implementation and execution of call center staffing contracts.

     Our belief in balance in geographic locations and skill categories extends as well to a balanced customer base from a size point of view. While over 35% of our revenue base represents high-volume users, no one customer represents more than 2% of the total. In 1998, the major customer base grew at a faster pace than the business as a whole and created significant opportunities for global expansion of the relationships.

     As the decades of the 1980s and 1990s each brought about major changes in the Staffing Industry, the coming opening decade of the new millennium will likely create yet another set of changes in customer usage trends, skill set demands and governmental relationships. I believe that Manpower's vast experience, its international scale, its single brand positioning, and its strong culture equip it uniquely to address the changes with confidence and strength.

     In the financial highlights section, you will see our growth record in both sales and operating profits for the past decade. With the exception of the 1998 decline in normal operating profit, the decade has been a notable success due entirely to the youthful, experienced and dedicated operating management group.

     Manpower's challenge in 1999 is to close the decade with a profit performance that once again returns to record heights.

                                             Respectfully yours,


                                             /s/ MITCHELL S. FROMSTEIN

                                             Mitchell S. Fromstein
                                             Chairman, President and
                                             Chief Executive Officer

FINANCIAL REVIEW

Consolidated Results

During 1998 the Company posted record system-wide sales of $10.5 billion, which represents a doubling of systemwide sales since 1993. Revenues increased 21% (23% in constant currency) to $8.8 billion.

                                 MANPOWER INC.
                                    REVENUES
                                     1996-98
                           (in billions of US dollars)

                                    [CHART]

     Operating profits, before the write-down of capitalized software, declined to 2.5% of revenues from 3.5% of revenues. (See page 10 of Management's Discussion and Analysis for a discussion of the software write-down.) This decline in operating margin is primarily attributable to a 1% decline in the gross profit margin precipitated by a change in French payroll tax legislation. (See further discussion on page 10.)

     Selling and administrative expenses as a percent of revenue remained constant at 14.5% as the company achieved overhead costs leverage in several markets. These economies of scale offset the costs of investments in new offices and infrastructure enhancements. On a worldwide basis, the Company opened 413 new offices during 1998.

     During the course of this year, the Company repurchased 1.9 million shares of stock for $43.9 million. The Company has an additional 10.7 million shares authorized for repurchase under its repurchase program.

                                 MANPOWER INC.
                                OPERATING MARGIN
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]

     The Company's balance sheet remains strong, with a debt to capital ratio of 28%.


UNITED STATES

The Company's United States operation reached record systemwide sales of $3.6 billion and revenues of $2.2 billion, increases of 7% and 8%, respectively.

                                 UNITED STATES
                                SYSTEMWIDE SALES
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]

     Revenues of Manpower Technical were up a solid 15% over 1997, as Manpower Technical continues to become a more important part of our total business mix. Included in Manpower Technical are the Company's information technology services, which increased 26% over 1997. The office services sector posted consistent revenue gains throughout the year of approximately 9%. Included in this sector is the call center business, which increased in excess of 20%. The Company continues to differentiate itself in the call center arena, offering a variety of outsourcing solutions incorporating its industry-leading employee selection, testing and training tools.

     Revenues of the industrial/light industrial sector increased 4% for the year. After experiencing strong year-over-year gains of 11% in the first quarter, revenues of this sector slowed considerably, reflecting the slow-down in U.S. manufacturing activity.

                                 UNITED STATES
                                OPERATING PROFITS
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]

     U.S. operating profits were down 16% for the year. While gross margins improved, these gains were offset by an increase in selling and administrative expenses. The year-over-year increase in selling and administrative costs slowed considerably in the fourth quarter as the Company took measures to decrease expense growth in the second half of the year, after experiencing a decline in revenue growth in the second quarter.

FRANCE

Revenues in France grew 34% to FFR 21.4 billion ($3.6 billion), representing a doubling of business over the last three years. This strong revenue growth was the result of a robust French economy, as well as revenue gains from new office openings in recent years. Manpower France continues to maintain its market leadership position, with an estimated market share of over 24%.

                                     FRANCE
                                    REVENUES
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]

     Operating profits declined 16% in 1998, as a result of a change in legislation effective January 1, 1998, whereby the French government reduced the amount of payroll tax subsidies offered under its employment incentive programs. Gross margins in the fourth quarter reflected evidence of improved pricing as the Company was able to begin recovering these cost increases from its customers.

                                     FRANCE
                                OPERATING PROFITS
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]


UNITED KINGDOM

The Company's U.K. operations posted record revenues, exceeding the $1 billion mark ((pound)656.4 million). The revenue growth in the second half of the year accelerated to 12% over the prior year, resulting in an overall 9% revenue increase for the year.

                                 UNITED KINGDOM
                                    REVENUES
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]

    The operating profit increased 5% despite a somewhat lower gross margin, reflecting effective cost management.

                                 UNITED KINGDOM
                                OPERATING PROFITS
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]

OTHER EUROPE

Revenues of the Other Europe segment also topped the $1 billion mark, increasing 35% to $1.2 billion. Revenues in constant currency grew a remarkable 38% for the second consecutive year and have more than doubled in the last three years.

                                  OTHER EUROPE
                                    REVENUES
                                     1996-98
                           (in millions of US dollars)

                                     [CHART]

     The Company continues to aggressively expand its office network in the less mature staffing markets in Europe, which include Germany, Italy, Spain and Sweden, adding over 150 offices within these countries alone. Combined revenues of these countries increased over 70% compared to 1997. Combined operating profits also increased sharply, with Germany and Sweden both posting increases in excess of 50%.

     Record revenues and operating profits were achieved in the more mature markets of the Netherlands, Norway and Switzerland. Strong growth was also realized in Austria, Belgium, Denmark and Finland. The Company began new operations in Greece near the end of 1998.

                                  OTHER EUROPE
                                OPERATING PROFITS
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]


OTHER COUNTRIES

Revenues in the Other Countries segment increased 11% to $781.2 million. Revenue increases were somewhat mitigated by the strength of the dollar relative to the local currencies as revenues were up 22% in constant currency.

                                OTHER COUNTRIES
                                    REVENUES
                                     1996-98
                           (in millions of US dollars)

                                     [CHART]

     The Company's operations in Japan realized a strong 12% increase in revenue growth, despite recessionary economic conditions. Operating margins in Japan declined slightly as a result of pricing pressures during the current economic downturn. While secular trends in Japan remain very strong, we anticipate a continued slowing in revenue growth and pricing pressures until the economy begins to strengthen.

     The Company's Australian and New Zealand operations showed very strong growth during 1998, with revenues increasing over 90% and profits more than doubling. These results reflect the Company's continued expansion in the market, which included the addition of 40 offices in 1998.

     After a spectacular year in 1997, revenues and operating profits of the Company's Mexico operation declined, as anticipated, due to the conclusion of several large one-time contracts. Despite this decline, 1998 revenues represent a tripling of revenues from the 1996 level.

     The Company also achieved solid results in Israel, Canada and South America. We continued our expansion in the Far East region with new offices in Korea and India.

                                OTHER COUNTRIES
                                OPERATING PROFITS
                                     1996-98
                           (in millions of US dollars)

                                    [CHART]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS

NATURE OF OPERATIONS

Manpower Inc. (the "Company") is one of the largest non-governmental employment services organization in the world, based on systemwide sales, with over 3,100 systemwide offices in 50 countries. The Company is primarily engaged in temporary staffing services, contract services and employee training and testing.

RESULTS OF OPERATIONS - YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

Revenues from services increased 21.4% and 19.4% in 1998 and 1997, respectively. Revenues were unfavorably impacted by changes in currency exchange rates during 1998 and 1997 due to the strengthening of the U.S. Dollar relative to the currencies in most of the Company's non-U.S. markets. At constant exchange rates, the increase in revenues would have been 23.0% in 1998 and 27.2% in 1997. Volume, as measured by billable hours of branch operations, increased 16.5% in 1998 and 24.8% in 1997. All of the Company's major markets experienced revenue increases in 1998 in their local currencies, including the United States (8.0%), France (34.4%) and the United Kingdom (8.7%).

     Cost of services, which consists of payroll and related expenses of temporary workers, increased as a percentage of revenues to 82.9% in 1998 from 81.9% in 1997 and 81.1% in 1996. In certain of the Company's European markets, government employment incentive programs are in place to encourage employment by providing a credit against payroll taxes otherwise payable. In France, legislation was enacted in late 1997 that reduced the amount of such payroll tax credits beginning in January of 1998. This reduction resulted in higher payroll taxes and thus a higher cost of services, and is the primary reason for the increased cost of services in 1998. Similarly, during 1997 a number of countries reduced or eliminated these programs, resulting in the increased cost of services over the 1996 level.

     Selling and administrative expenses, as a percentage of revenues, was 14.5% in 1998 and 1997 and 15.1% in 1996. The Company was able to maintain overhead costs as a constant percentage of revenue in 1998, despite a significant investment in new markets and infrastructure enhancements. Selling and administrative expenses as a percentage of revenues were higher in 1996 due to various non-recurring costs, including sponsorship of the 1998 World Cup.

     In December 1998, the Company recorded a $92.1 million ($57.1 million after-tax) non-cash charge to write off the carrying value of software costs and certain hardware and network infrastructure costs related to the development of a complex and proprietary information system for its North American branch office administration, invoicing and payroll processing. (See Note 2 to the Consolidated Financial Statements for further information.)

     Interest and other expenses includes net interest expense of $10.8 million in 1998 and $3.1 million in 1997 and net interest income of $1.0 million in 1996. Net interest expense was primarily impacted by increases in worldwide borrowing levels. In 1996, a non-recurring gain of $15.5 million was recorded related to the sale of the Company's remaining equity interests in two former non-Manpower brand subsidiaries based in the United Kingdom.

     The Company provided for income taxes at a rate of 33.5% in 1998 compared to 34.2% in 1997 and 33.0% in 1996. The decrease in the rate between 1998 and 1997 relates primarily to the increased utilization of net operating loss carryforwards. The increased rate in 1997 over 1996 primarily relates to the increase in the French corporate income tax rate, from 36.6% to 41.6%, effective as of January 1, 1997. In 1998, 1997 and 1996, the Company's effective income tax rate is lower than the U.S. Federal statutory rate due to the utilization of capital and net operating loss carryforwards that had been fully reserved for in prior years.

     Net earnings per share, on a fully diluted basis, was $.93 in 1998, $1.97 in 1997 and $1.94 in 1996. Excluding the write-down of capitalized software, 1998 diluted earnings per share was $1.64. The 1998 earnings were negatively impacted $.07 per share due to the lower currency exchange rates during the year. The weighted average shares outstanding decreased 2.6% in 1998 compared to 1997 due to the Company's treasury stock purchases and a smaller effect of dilutive stock options caused by the lower average share price during 1998. (See
Note 4 to the Consolidated Financial Statements for further information). The weighted average shares outstanding remained constant in 1997 compared to 1996 as the Company's treasury stock purchases offset normal issuances. On an undiluted basis, net earnings per share was $.94 in 1998 ($1.66 excluding the write-down of capitalized software), $2.01 in 1997 and $1.98 in 1996.

LIQUIDITY AND CAPITAL RESOURCES

CASH SOURCES

Cash provided by operating activities was $265.2 million, $25.3 million and $92.7 million in 1998, 1997 and 1996, respectively. Included in 1998 is $175.0 million of cash received from the sale of accounts receivable in the U.S. (See "Capital Resources" for a discussion of this program). Cash provided by operating activities was also significantly impacted by changes in working capital. Excluding the sale of accounts receivable in 1998, cash used to support net working capital needs was $107.6 million, $198.0 million and $90.6 million in 1998, 1997 and 1996, respectively. The significant revenue growth in France, where Days Sales Outstanding is in excess of 70 days, is the primary reason for the large working capital needs in 1998 and 1997. Cash provided by operating activities before working capital changes was $197.8 million, $223.3 million and $183.3 million in 1998, 1997 and 1996, respectively.

     Accounts receivable increased to $1,674.7 million at December 31, 1998 from $1,437.4 million at December 31, 1997. This change is due to the increased sales levels in all of the Company's major markets, offset by the sale of accounts receivable and the impact of currency exchange rates. Without the sale of accounts receivable and at constant exchange rates, receivables would have increased an additional $175.0 million and $59.5 million, respectively.

     Cash from operating activities in 1998 was used to repay borrowings of $9.8 million, for investments in new markets, capital expenditures and acquisitions and to repurchase the Company's common stock. Net cash provided by borrowings was $137.8 million in 1997 and $29.5 million in 1996. The additional borrowings in 1997 were primarily used to support the working capital growth, capital expenditures and the repurchase of the Company's common stock. The additional borrowings in 1996 were used to support working capital growth and acquisitions.


CASH USES

Capital expenditures increased to $140.8 million in 1998 from $98.6 million in 1997 and $55.1 million in 1996. These expenditures include capitalized software of $40.1 million, $37.6 million and $14.2 million in 1998, 1997 and 1996, respectively. The balance is comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments.

     From time to time, the Company acquires certain franchises and other unrelated companies throughout the world. The total cash consideration paid for acquisitions, net of cash acquired, was $31.7 million in 1998, $16.5 million in 1997 and $32.4 million in 1996.

     In October 1998, the Board of Directors authorized an additional ten million shares for repurchase under the Company's share repurchase program. Stock repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. The additional authorization increases the total number of shares that may be repurchased to fifteen million shares. At December 31, 1998, 4.3 million shares at a cost of $129.0 million have been repurchased under the program, $43.9 million of which were repurchased during 1998.

     The Company paid dividends of $15.2 million, $13.8 million and $12.3 million in 1998, 1997 and 1996, respectively.

     Cash and cash equivalents increased $38.2 million in 1998 compared to a decrease of $38.3 million in 1997 and an increase of $37.8 million in 1996.

CAPITALIZATION

Total capitalization at December 31, 1998 was $926.8 million, comprised of $257.9 million of debt and $668.9 million of equity. Debt as a percentage of total capitalization decreased to 28% in 1998 from 30% in 1997, due in part to the proceeds from the sale of accounts receivable, which were used to repay borrowings.

CAPITAL RESOURCES

The Company has a $415.0 million unsecured revolving credit agreement that includes a $90.0 million commitment to be used exclusively for standby letters of credit. Borrowings of $75.3 million and letters of credit of $48.2 million were outstanding under the facility at December 31, 1998. The facility matures on November 25, 2002 and may be increased to a maximum of $500.0 million or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with an interest coverage ratio of not less than 3.0 to 1, a debt-to-capitalization ratio of less than .55 to 1 and a maximum subsidiary debt facility level of $50.0 million. As of December 31, 1998, the Company had an interest coverage ratio of 14.0 to 1, a debt-to-capitalization ratio (as defined under the agreement) of .36 to 1 and a subsidiary debt facility level of $49.9 million.

     Borrowings of $71.9 million were outstanding under the Company's $75.0 million U.S. commercial paper program. Commercial paper borrowings, which are backed by the unsecured revolving credit agreement, have been classified as long-term debt due to the availability to refinance them on a long-term basis under the revolving credit facility.

     In addition to the above, the Company and some of its foreign subsidiaries maintain separate lines of credit with local financial institutions to meet working capital needs. As of December 31, 1998, such lines totaled $174.7 million, of which $75.5 million was unused.

     In 1998, a wholly-owned subsidiary of the Company entered into an agreement to sell, on an ongoing basis, up to $200.0 million of an undivided interest in its accounts receivable. The amount of receivables sold under this agreement totaled $175.0 million at December 31, 1998. Unless extended by amendment, the agreement expires in December 1999. (See Note 3 to the Consolidated Financial Statements for further information.)

     The Company's principal on-going cash needs are to finance working capital, capital expenditures, acquisitions and the share repurchase program. Working capital is primarily in the form of trade receivables, which increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivable turnover, which differs in each market in which the Company operates.

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

     Interest Rates - The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations, the majority of which are denominated in U.S. Dollars. The Company has historically managed interest rates through the use of a combination of fixed and variable rate borrowings. As of December 31, 1998, substantially all of the Company's long term obligations have variable interest rates.

     Interest rate swaps may be used to adjust interest rate exposures when appropriate. During 1998, the Company entered into an interest rate swap agreement, expiring in 2001, to fix the interest rate at 6.0% on $50.0 million of the Company's revolving credit borrowings under the revolving credit agreement. The fair value of this agreement, the impact on cash flows and the interest expense recorded during 1998 were not material.

     A 35 basis point (.35%) move in interest rates on the Company's variable rate borrowings (10% of the weighted average worldwide interest rate) would have an immaterial impact on the Company's earnings before income taxes and cash flows in each of the next five years. In addition, a 35 basis point move in interest rates would have an immaterial impact on the fair value, interest expense and cash flows related to the Company's interest rate swap agreement.

     Exchange Rates - Other than intercompany transactions between the United States and the Company's foreign entities, the Company generally does not have significant foreign currency transactions that are denominated in a currency other than the functional currency applicable to each entity.

     Over 70% of the Company's revenues are generated outside of the United States. As a result, fluctuations in the value of foreign currencies against the dollar may have a significant impact on the reported results of the Company. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the weighted average exchange rate for the year. Consequently, as the value of the dollar strengthens relative to other currencies in the Company's major markets, as it did on average in 1998, the resulting translated revenues, expenses and operating profits are lower. Using constant exchange rates, 1998 revenues and operating profits would have been approximately 2% higher than reported.

     Fluctuations in currency exchange rates may also impact the stockholders' equity of the Company. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in stockholders' equity as Accumulated other comprehensive loss. The dollar was weaker relative to many of the foreign currencies at December 31, 1998 compared to December 31, 1997. Consequently, the Accumulated other comprehensive loss component of stockholders' equity decreased $22.8 million during the year. Using the year end exchange rates, the total amount permanently invested in subsidiaries at December 31, 1998 is approximately $1.2 billion.

     Although currency fluctuations impact the Company's reported results, such fluctuations generally do not affect the Company's cash flow or result in actual economic gains or losses. Each of the Company's subsidiaries derives revenues and incurs expenses within a single country and consequently, does not generally incur currency risks in connection with the conduct of their normal business operations. The Company generally has few cross border transfers of funds, except for transfers to the United States to fund the expense of the Company's international headquarters and working capital loans made from the United States to the Company's foreign subsidiaries. To reduce the currency risk related to the loans, the Company may borrow funds under the Revolving Credit Agreement in the foreign currency to lend to the subsidiary, or alternatively, may enter into a forward contract to hedge the loan. Foreign exchange gains and losses recognized on any transactions are included in the Consolidated Statements of Operations and historically have been immaterial. The Company generally does not engage in hedging activities, except as discussed above. The Company did not hold any derivative instruments, except the interest rate swap discussed above, at December 31, 1998.

     The Company holds a 49% interest in its Swiss franchise, which holds an investment portfolio of approximately $65.0 million as of December 31, 1998. This portfolio is invested in a wide diversity of European and U.S. debt and equity securities as well as various professionally-managed funds. To the extent that there are gains or losses related to this portfolio, the Company's ownership share is included in its consolidated operating results.


IMPACT OF ECONOMIC CONDITIONS

Because one of the principal attractions of using temporary staffing services is to maintain a flexible supply of labor to meet changing economic conditions, the industry has been and remains sensitive to economic cycles. While the Company believes that the wide spread of its operations generally cushions it against the impact of an adverse economic cycle in any single country, adverse economic conditions in any of its three largest markets would likely have a material impact on the Company's consolidated operating results.

YEAR 2000

State of Readiness - In order to address Year 2000 compliance, the Company has initiated a comprehensive project designed to eliminate or minimize any business disruption associated with its information technology ("IT") systems, as well as its non-IT systems. In connection with this project, all significant Company locations have done assessments of their IT and non-IT systems to determine what modifications will be required, and have developed detailed plans and timetables to complete and test the necessary remediation.

     The Company is in the process of converting and upgrading many of its internal information systems, to systems that are Year 2000 compliant, primarily due to changing customer requirements. For those systems not otherwise being converted or upgraded, remediation efforts have been planned. These efforts are currently completed in the U.S. and are scheduled to be completed by June of 1999 for all other significant locations. Testing of the remediation is scheduled to be completed by the end of the first quarter of 1999 in the U.S. and during the second and third quarters of 1999 for all other significant locations. The remediation or replacement of all critical non-IT systems is scheduled to be completed during the second and third quarters of 1999. The Company presently believes that with these conversions, upgrades and remediation efforts, all significant Year 2000 Issues related to the Company's IT and non-IT systems will be addressed.

     As part of the Year 2000 project, the Company is contacting significant vendors and large customers to determine the extent to which the Company is vulnerable to those third parties' potential failure to remediate their own systems to address Year 2000 Issues. Despite the Company's diligence, there can be no guarantee that companies that the Company relies upon to conduct its day-to-day business will be compliant.

     Costs - To date, the Company has used both internal and external resources for the assessment, remediation and testing of its systems. As of December 31, 1998, approximately $3.5 million has been expensed for external resources used for the Year 2000 project. The total expense for external resources is estimated to be $10 million to $12 million. The cost of internal resources are aggregated with the Company's information technology cost centers. Total costs of the Year 2000 project are not expected to have a material impact on the Company's financial position, results of operations or cash flows.

     Risks - With respect to the risks associated with its IT and non-IT systems, the Company believes that the most reasonably likely worst case scenario is that the Company will experience a number of minor system malfunctions and errors in the early days and weeks of the Year 2000. The Company does not expect these problems to have a material impact on the Company's ability to place and pay workers or invoice customers.

     With respect to the risks associated with the third parties, the Company believes that the reasonably likely worst case scenario is that some of the Company's vendors and customers will not be compliant. The Company believes that the number of such third parties will have been minimized by the Company's program of contacting significant vendors and large customers. However, failure by these companies, or any governmental entities, to remediate their systems on a timely basis could have a material adverse effect on the Company.

     Contingency Plans - The Company has not yet completed its planning and preparation to handle the most reasonably likely worst case scenarios described above. The Company is in the process of evaluating and developing contingency plans for these risks and is scheduled to have them completed by October of 1999.


THE EURO

On January 1, 1999, eleven of the fifteen member countries of the European Union (the "participating countries") established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and the Euro and have agreed to adopt the Euro as their common legal currency. The legacy currencies will remain legal tender in the participating countries as denominations of the Euro between January 1, 1999 and January 1, 2002 (the "transition period"). During the transition period, public and private parties may pay for goods and services using either the Euro or the participating country's legacy currency.

     The Company is currently assessing the impact of the Euro in its business operations in all participating countries. Since the Company's labor costs and prices are generally determined on a local basis, the near-term impact of the Euro is expected to be primarily related to making internal information systems modifications to meet customer invoicing requirements. Such modifications relate to converting currency values and to operating in a dual currency environment during the transition period. Modifications of internal information systems will occur throughout the transition period and will be coordinated with other system-related upgrades and enhancements. The Company will expense all such system modification costs as incurred and does not expect such costs to be material to the Company's financial results.

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



FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this filing and identified by use of the words "expects," "believes," "plans" or the like constitutes forward-looking statements, as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, any information included or incorporated by reference in future filings by the Company with the Securities and Exchange Commission, as well as information contained in written material, releases and oral statements issued by or on behalf of the Company may include forward-looking statements. All statements which address operating performance, events or developments that the Company expects or anticipates will occur or future financial performance are forward-looking statements.

     These forward-looking statements speak only as of the date on which they are made. They rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to:

     - material changes in the demand from larger customers, including customers with which the Company has national or global arrangements

     - availability of temporary workers or increases in the wages paid to these workers

     - competitive market pressures, including pricing pressures

     - ability to successfully invest in and implement information systems

     - unanticipated technological changes, including obsolescence or impairment of information systems

     - changes in customer attitudes toward the use of staffing services

     - government or regulatory policies adverse to the employment services industry

     - general economic conditions in international markets

     - interest rate and exchange rate fluctuations

     The Company disclaims any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ACCOUNTING CHANGES

In the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in the financial statements. The adoption of this statement had no impact on net earnings or total stockholders' equity.

     In the fourth quarter of 1998, the Company adopted SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information" and SFAS No. 132, "Employers" Disclosures about Pensions and Other Postretirement Benefits." As such, all segment and retirement plan disclosures have been revised in accordance with these statements.

     During 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case, the gains or losses would offset the related results of the hedged item. This statement is effective for the Company beginning in 2000, but may be adopted earlier. The Company has not yet determined the timing or method of adoption or quantified the impact of adopting this statement. While the statement could increase volatility in earnings and other comprehensive income, it is not expected to have a material impact on the Consolidated Financial Statements due to the Company's limited use of derivative instruments.

     During 1998, the American Institute of Certified Public Accountants ('AICPA') issued Statement of Position ('SOP') 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is effective for the Company beginning in 1999 and will not have a material impact on the Consolidated Financial Statements.

     During 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-up Activities." This statement is effective for the Company beginning in 1999 and will not have a material impact on the Consolidated Financial Statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Manpower Inc.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manpower Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.



/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin,
January 29, 1999.

CONSOLIDATED STATEMENTS OF OPERATIONS
 (in thousands, except per share data)



YEAR ENDED DECEMBER 31                              1998           1997           1996
----------------------                           -----------    -----------   ------------
Revenues from services                           $ 8,814,272    $ 7,258,504    $ 6,079,905

Cost of services                                   7,311,278      5,948,308      4,931,937
                                                 -----------    -----------   ------------
        Gross profit                               1,502,994      1,310,196      1,147,968

Selling and administrative expenses                1,280,491      1,054,809        921,011

Write-down of capitalized software                    92,100             --             --
                                                 -----------    -----------   ------------
        Operating profit                             130,403        255,387        226,957

Interest and other (expense) income                  (16,633)        (6,179)        15,355
                                                 -----------    -----------   ------------
        Earnings before income taxes                 113,770        249,208        242,312

Provision for income taxes                            38,106         85,328         80,014
                                                 -----------    -----------   ------------
        Net earnings                             $    75,664    $   163,880   $    162,298
                                                 ===========    ===========   ============

        Net earnings per share                   $       .94    $      2.01   $       1.98
                                                 ===========    ===========   ============

        Net earnings per share - diluted         $       .93    $      1.97   $       1.94
                                                 ===========    ===========   ============

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



SUPPLEMENTAL SYSTEMWIDE INFORMATION
 (unaudited, dollars in thousands)


YEAR ENDED DECEMBER 31                              1998          1997          1996
----------------------                           -----------   -----------   -----------
Systemwide sales                                 $10,523,377   $ 8,899,946   $ 7,506,313
                                                 ===========   ===========   ===========

Systemwide offices at year end                         3,189         2,776         2,519
                                                 ===========   ===========   ===========

Systemwide information represents total of Company-owned branches and franchises.

CONSOLIDATED BALANCE SHEETS
 (in thousands, except share data)


ASSETS



DECEMBER 31                                                 1998          1997
-----------                                               ----------   ----------
Current Assets:

        Cash and cash equivalents                         $  180,456   $  142,246

        Accounts receivable, less allowance
          for doubtful accounts of $39,504
          and $38,019, respectively                        1,674,729    1,437,378

        Prepaid expenses and other assets                     53,565       60,164

        Future income tax benefits                            52,812       47,113
                                                          ----------   ----------
                Total current assets                       1,961,562    1,686,901

Other Assets:

        Investments in licensees                              33,055       32,763

        Other assets                                         195,223      190,990
                                                          ----------   ----------
                Total other assets                           228,278      223,753

Property and Equipment:

        Land, buildings, leasehold improvements
          and equipment                                      411,391      324,770

        Less: accumulated depreciation and amortization      220,131      188,394
                                                          ----------   ----------
                Net property and equipment                   191,260      136,376
                                                          ----------   ----------
                Total assets                              $2,381,100   $2,047,030
                                                          ==========   ==========

LIABILITIES AND STOCKHOLDERS' EQUITY


DECEMBER 31                                                                             1998           1997
-----------                                                                          -----------    -----------

Current Liabilities:

        Payable to banks                                                             $    99,268    $    69,848
        Accounts payable                                                                 347,864        271,064
        Employee compensation payable                                                     77,084         68,416
        Accrued liabilities                                                              154,428        108,615
        Accrued payroll taxes and insurance                                              319,053        248,605
        Value added taxes payable                                                        291,720        223,538
        Income taxes payable                                                              17,563         13,303
        Current maturities of long-term debt                                               4,076          1,288
                                                                                     -----------    -----------
                Total current liabilities                                              1,311,056      1,004,677

Other Liabilities:

        Long-term debt                                                                   154,594        189,785
        Other long-term liabilities                                                      246,512        235,005
                                                                                     -----------    -----------
                Total other liabilities                                                  401,106        424,790

Stockholders' Equity:

        Preferred stock, $.01 par value, authorized 25,000,000 shares,
          none issued                                                                         --             --
        Common stock, $.01 par value, authorized 125,000,000 shares,
          issued 83,279,149 and 82,778,873 shares, respectively                              833            828
        Capital in excess of par value                                                 1,602,721      1,590,704
        Accumulated deficit                                                             (787,699)      (848,195)
        Accumulated other comprehensive loss                                             (17,895)       (40,688)
        Treasury stock at cost, 4,349,400 and 2,432,400 shares, respectively            (129,022)       (85,086)
                                                                                     -----------    -----------
                Total stockholders' equity                                               668,938        617,563
                                                                                     -----------    -----------


                Total liabilities and stockholders' equity                           $ 2,381,100    $ 2,047,030
                                                                                     ===========    ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

Consolidated Statements of Cash Flows
 (in thousands)




YEAR ENDED DECEMBER 31                                           1998         1997         1996
----------------------                                         ---------    ---------    ---------
Cash Flows from Operating Activities:

Net earnings                                                   $  75,664    $ 163,880    $ 162,298

Adjustments to reconcile net earnings to net cash
        provided by operating activities:
        Write-down of capitalized software                        92,100           --           --
        Depreciation and amortization                             55,550       41,623       35,618
        Deferred income taxes                                    (37,453)       1,959      (11,405)
        Provision for doubtful accounts                           11,986       15,884       12,360
        Gain on sale of securities                                    --           --      (15,509)
        Change in operating assets and liabilities:
           Sale of accounts receivable                           175,000           --           --
           Accounts receivable, net of sale                     (353,205)    (398,825)    (168,735)
           Other assets                                           20,104      (20,177)     (11,969)
           Other liabilities                                     225,423      220,913       90,087
                                                               ---------    ---------    ---------
                Cash provided by operating activities            265,169       25,257       92,745
                                                               ---------    ---------    ---------
Cash Flows from Investing Activities:
        Capital expenditures                                    (140,753)     (98,592)     (55,119)
        Acquisitions of businesses, net of cash acquired         (31,731)     (16,480)     (32,362)
        Proceeds from the sale of property and equipment             992        2,858        1,669
        Proceeds from sale of securities                              --           --       18,440
                                                               ---------    ---------    ---------
                Cash used by investing activities               (171,492)    (112,214)     (67,372)
                                                               ---------    ---------    ---------
Cash Flows from Financing Activities:
        Net change in payable to banks                            23,136       50,079      (11,124)
        Proceeds from long-term debt                              22,719       90,245       57,681
        Repayment of long-term debt                              (55,652)      (2,503)     (17,051)
        Proceeds from stock option and purchase plans             12,022       10,842        9,871
        Repurchase of common stock                               (43,936)     (81,856)      (3,230)
        Dividends paid                                           (15,168)     (13,845)     (12,305)
                                                               ---------    ---------    ---------
                Cash (used) provided by financing activities     (56,879)      52,962       23,842
                                                               ---------    ---------    ---------
Effect of exchange rate changes on cash                            1,412       (4,312)     (11,435)
                                                               ---------    ---------    ---------

Net increase (decrease) in cash and cash equivalents              38,210      (38,307)      37,780

Cash and cash equivalents, beginning of year                     142,246      180,553      142,773
                                                               ---------    ---------    ---------
Cash and cash equivalents, end of year                         $ 180,456    $ 142,246    $ 180,553
                                                               =========    =========    =========
Supplemental Cash Flow Information:
        Interest paid                                          $  18,941    $  11,260    $   7,119
                                                               =========    =========    =========
        Income taxes paid                                      $  68,998    $  92,784    $  79,230
                                                               =========    =========    =========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
 (in thousands, except per share data)


                                                                                   Accumulated
                                                       Capital in                     Other
                                         Common       Excess of Par  Accumulated  Comprehensive     Treasury
                                         Stock            Value        Deficit    Income (Loss)      Stock           Total
                                       -----------    -------------  ------------  -------------   -----------    -----------
Balance, December 31, 1995             $       812    $ 1,564,305    $(1,148,223)   $    38,099    $              $   454,993

Comprehensive income:
        Net earnings                                                     162,298
        Foreign currency translation                                                    (16,623)
Total comprehensive income                                                                                            145,675
Issuances under option and
        purchase plans                           6          9,865                                                       9,871
Dividends ($.15 per share)                                               (12,305)                                     (12,305)
Repurchase of common stock                                                                              (3,230)        (3,230)
Issuances for acquisitions and other             4          5,698                                                       5,702
                                       -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1996                     822      1,579,868       (998,230)        21,476         (3,230)       600,706

Comprehensive income:
        Net earnings                                                     163,880
        Foreign currency translation                                                    (62,164)
Total comprehensive income                                                                                            101,716
Issuances under option and
        purchase plans                           6         10,836                                                      10,842
Dividends ($.17 per share)                                               (13,845)                                     (13,845)
Repurchase of common stock                                                                             (81,856)       (81,856)
                                       -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1997                     828      1,590,704       (848,195)       (40,688)       (85,086)       617,563

Comprehensive income:
        Net earnings                                                      75,664
        Foreign currency translation                                                     22,793
Total comprehensive income                                                                                             98,457
Issuances under option and
        purchase plans                           5         12,017                                                      12,022
Dividends ($.19 per share)                                               (15,168)                                    (15,168)
Repurchase of common stock                                                                             (43,936)       (43,936)
                                       -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1998             $       833    $ 1,602,721    $  (787,699)   $   (17,895)   $  (129,022)   $   668,938
                                       ===========    ===========    ===========    ===========    ===========    ===========

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (in thousands, except share data)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Manpower Inc. (the "Company") is an employment services organization with over 3,100 systemwide offices in 50 countries. The Company's largest operations, based on revenues, are located in the United States, France and the United Kingdom. The Company's employment services include temporary help, contract services and training and testing of temporary and permanent workers. The Company provides employment services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for the Company as a whole.

BASIS OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all subsidiaries. For subsidiaries in which the Company has an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect the Company's ownership share of those earnings using the equity method of accounting. These investments are included as Investments in licensees in the Consolidated Balance Sheets. Included in stockholders' equity at December 31, 1998 are $28,077 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUES

The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. Franchise fees, which are included in revenues from services, were $37,781, $37,453 and $34,653 for the years ended December 31, 1998, 1997 and
1996, respectively.

FOREIGN CURRENCY TRANSLATION

The financial statements of the Company's non-U.S. subsidiaries have been translated in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52. Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are recorded as Accumulated other comprehensive loss, which is a component of stockholders' Equity.

     Translation adjustments for those operations in highly inflationary economies and certain other transaction adjustments are included in earnings.

CAPITALIZED SOFTWARE

The Company capitalizes purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. The Company regularly reviews the carrying value of all capitalized software and recognizes a loss when the carrying value is considered unrealizable. See Note 2 to the Consolidated Financial Statements for further information.

     During 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement is effective for the Company beginning in 1999 and will not have a material impact on the Consolidated Financial Statements.

INTANGIBLE ASSETS

Intangible assets consist primarily of trademarks and the excess of cost over the fair value of net assets acquired. Trademarks are amortized on a straight-line basis over their useful lives. The excess of cost over the fair value of net assets acquired is amortized on a straight-line basis over its useful life, estimated based on the facts and circumstances surrounding each individual acquisition, not to exceed twenty years. The intangible asset and related accumulated amortization are removed from the Consolidated Balance Sheets when the intangible asset becomes fully amortized. The Company regularly reviews the carrying value of all intangible assets and recognizes a loss when the unamortized balance is considered unrealizable. Total intangible assets of $84,289 and $53,127, net of accumulated amortization of $12,812 and $7,612 at December 31, 1998 and 1997, respectively, are included in Other assets in the Consolidated Balance Sheets. Amortization expense was $5,430, $4,360, and $3,780 in 1998, 1997 and 1996, respectively.

PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31 is as follows:

                                   1998       1997
                                 --------   --------
Land                             $  1,351   $  1,221
Buildings                          19,824     16,620
Office furniture and equipment    261,113    209,571
Leasehold improvements            129,103     97,358
                                 --------   --------
                                 $411,391   $324,770
                                 ========   ========

     Property and equipment are stated at cost and depreciated using the straight-line method over the following estimated useful lives: buildings - up to 40 years; leasehold improvements - lesser of life of asset or lease term; furniture and equipment - 3 to 10 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of properties, the difference between unamortized cost and the proceeds is charged or credited to income.

STOCKHOLDERS' EQUITY

During the first quarter of 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." This statement established standards for the reporting and display of comprehensive income and its components. The adoption of this statement had no impact on net earnings or total stockholders' equity. Comprehensive income consists of net earnings and foreign currency translation adjustments and is presented in the Consolidated Statements of stockholders' Equity. Prior year financial statements have been reclassified to conform to these requirements.

     In October of 1998, the Board of Directors authorized an additional ten million shares for repurchase under the Company's share repurchase program. Stock repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. This additional authorization increases the total number of shares that may be repurchased to fifteen million shares. At December 31, 1998, 4.3 million shares at a cost of $129,022 have been repurchased under the program.

ADVERTISING COSTS

The Company generally expenses production costs of media advertising as they are incurred. Advertising expenses, including the sponsorship of the 1998 World Cup, were $41,700, $21,600 and $24,300 in 1998, 1997 and 1996, respectively.

STATEMENT OF CASH FLOWS

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

RECLASSIFICATIONS

Certain amounts in the 1997 and 1996 financial statements have been reclassified to be consistent with the current year presentation.

(2)  WRITE-DOWN OF CAPITALIZED SOFTWARE

In accordance with its ongoing review of capitalized software, in December 1998 the Company recorded a $92,100 ($57,102 after tax, or $.70 per share on a diluted basis) non-cash charge to write off the carrying value of software costs and certain hardware and network infrastructure costs related to the development of a complex and proprietary information system for its North American branch office administration, invoicing and payroll processing. This comprehensive information system had been under development for several years and portions of the system were in field testing and deployment.

     After a period of field testing, management and the Board of Directors decided in December 1998 that it was necessary to significantly alter the technological architecture of the system in order to reduce ongoing support, maintenance and communications costs. This decision requires the application software under development to be abandoned and a new application to be purchased or developed for the new architecture. In addition to the developed software, certain hardware, network infrastructure and software licenses were also abandoned as a result of the change in system architecture. The non-cash charge includes the costs of abandoning all of these assets.

     The capitalized software balance of $9,580 and $53,490 as of December 31, 1998 and 1997, respectively, is included in Other assets in the Consolidated Balance Sheets.

(3) ACCOUNTS RECEIVABLE SECURITIZATION

In December 1998, a wholly-owned subsidiary of the Company entered into an agreement to sell, on an ongoing basis, up to $200,000 of an undivided interest in its accounts receivable. The amount of receivables sold under this agreement totaled $175,000 at December 31, 1998. Costs of the program, which primarily consist of the purchasers' financing and administrative costs, were $658 in 1998 and are included in Interest and other expenses in the accompanying Consolidated Statements of Operations.

     The Company continues to service the receivables and maintains an allowance for doubtful accounts based upon the expected collectibility of all Company accounts receivable, including the portion of receivables sold. Unless extended by amendment, the agreement expires in December 1999.

(4) EARNINGS PER SHARE

The calculation of net earnings per share for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                         1998            1997            1996
                                        -------        ---------      ---------
Net earnings per share:
     Net earnings available to
        common stockholders             $75,664        $ 163,880      $ 162,298
     Weighted average
        common shares outstanding        80,101           81,597         81,820
                                        -------        ---------      ---------
                                        $   .94        $    2.01      $    1.98
                                        =======        =========      =========


     The calculation of net earnings per share - diluted for the years ended December 31, 1998, 1997 and 1996, is as follows:

                                     1998         1997         1996
                                   --------     --------     --------
Net earnings per share -  diluted:
Net earnings available to
   common shareholders             $ 75,664     $163,880     $162,298
Weighted average common
   shares outstanding                80,101       81,597       81,820
Effect of dilutive securities-
   Stock options                      1,095        1,783        1,749
                                   --------     --------     --------
                                     81,196       83,380       83,569
                                   --------     --------     --------
                                   $    .93     $   1.97     $   1.94
                                   ========     ========     ========

        The calculation of net earnings per share - diluted for the years ended December 31, 1998, 1997 and 1996 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted average remaining life of these antidilutive options is as follows:

                                                 1998           1997              1996
                                                 ----           ----              ----
Shares                                            625,399       10,000            205,500
Exercise prices                               32.00-48.63        48.63        33.88-36.88
Weighted average remaining life                 8.1 years    9.6 years          8.1 years
                                              -----------    ---------        -----------


(5)  INCOME TAXES

The provision for income taxes consists of:

                            1998          1997           1996
                          --------      --------      ---------
Current:
        United States
           Federal        $  9,878      $ 14,410      $  19,309
           State             3,266         2,133         4,312

        Foreign             62,415        66,826        67,798
                          --------      --------      ---------
Total current               75,559        83,369        91,419
                          --------      --------      ---------

Deferred:
        United States
           Federal         (21,342)       13,984         2,103
           State            (3,662)          803           676

        Foreign            (12,449)      (12,828)      (14,184)
                          --------      --------      ---------
Total deferred             (37,453)        1,959       (11,405)
                          --------      --------      ---------
Total provision           $ 38,106      $ 85,328      $ 80,014
                          ========      ========      ========

     A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

                                           1998          1997          1996
                                         --------      --------      --------
Income tax based on statutory rate       $ 39,820      $ 87,223      $ 84,809

Increase (decrease) resulting from:

        Foreign tax rate differences        3,153         2,271           710

        State income taxes                   (391)        2,936         2,803

        Change in valuation reserve        (7,557)       (3,611)       (6,231)

        Other, net                          3,081        (3,491)       (2,077)
                                         --------      --------      --------
Total provision                          $ 38,106      $ 85,328      $ 80,014
                                         ========      ========      ========

     Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences which gave rise to the deferred tax assets at December 31 are as follows:

                                                  1998          1997
                                                --------      --------
Current future income tax benefits:

        Accrued payroll taxes and insurance     $ 18,729      $ 17,041

        Employee compensation payable             11,853        11,266

        Other                                     24,771        21,296

        Valuation allowance                       (2,541)       (2,490)
                                                --------      --------
                                                  52,812        47,113
                                                --------      --------
Noncurrent future income tax benefits:

        Accrued payroll taxes and insurance       24,700        24,700

        Pension and postretirement benefits       16,640        14,864

        Net operating losses and other            42,455        23,282

        Valuation allowance                      (18,350)      (25,958)
                                                --------      --------
                                                  65,445        36,888
                                                --------      --------
Total future tax benefits                       $118,257      $ 84,001
                                                ========      ========

     Noncurrent future income tax benefits have been classified as Other assets in the Consolidated Balance Sheets.

     The Company has U.S. Federal and foreign net operating loss carryforwards totaling $34,573 that expire as follows: 1999 - $221, 2000 - $251, 2001 - $470,
2002 - $166, 2003 - $466, 2004 and thereafter - $21,571 and $11,428 with no expiration. The Company has U.S. State net operating loss carryforwards totaling $199,708 that expire as follows: 2002 - $10,387, 2003 - $80,599, 2004 and thereafter - $108,722. The Company has recorded a deferred tax asset of $27,890 for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $17,213 has been recorded as management believes that realization of certain loss carryforwards is unlikely.

     Pretax income of foreign operations was $145,185, $166,920 and $164,023 in 1998, 1997 and 1996, respectively. United States income taxes have not been provided on undistributed earnings of foreign subsidiaries which are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. At December 31, 1998, the estimated amount of unremitted earnings of the foreign subsidiaries totaled $519,100.

(6)  PAYABLE TO BANKS AND BANK LINES OF CREDIT

Information concerning short-term borrowings at December 31 is as follows:

                                           1998            1997
                                        -----------      ----------
Payable to banks                        $    99,268      $   69,848
Average interest  rates                         3.5%            3.6%

     The Company and some of its foreign subsidiaries maintain lines of credit with foreign financial institutions to meet short-term working capital needs. Such lines totaled $174,739 at December 31, 1998, of which $75,471 was unused. The Company has no significant compensating balance requirements or commitment fees related to these lines.

(7)  LONG-TERM DEBT

A summary of long-term debt at December 31 is as follows:

                                                           1998           1997
                                                         ---------      ---------
Commercial paper, maturing within 90 days,
        at average interest rates of 5.5% and 6.0%,
        respectively                                     $  71,949      $  55,433

Revolving credit agreement -
        U.S. dollar denominated borrowings,
        at a rate of 5.8% and 6.2%, respectively            40,000        110,000

        Yen denominated borrowings, at a rate of .6%        35,281         21,244

Other                                                       11,440          4,396
                                                         ---------      ---------
                                                           158,670        191,073

Less-Current maturities                                     (4,076)        (1,288)
                                                         ---------      ---------
Long-term debt                                           $ 154,594      $ 189,785
                                                         =========      =========

     The Company has a $415,000 unsecured revolving credit agreement which allows for borrowings in various currencies and includes a $90,000 commitment to be used exclusively for standby letters of credit. Outstanding letters of credit totaled $48,217 and $60,000 as of December 31, 1998 and 1997, respectively. Approximately $203,000 of additional borrowings were available to the Company under this agreement at December 31, 1998.

     The interest rate and facility fee on the entire line and the issuance fee on the letter of credit commitment vary based on the Company's debt rating and borrowing level. Currently, the interest rate is LIBOR plus .215%, and the fees are .11% and .365%, respectively. The facility matures on November 25, 2002, and may be increased to a maximum of $500,000 or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with minimum interest coverage and debt-to-capitalization ratios and a maximum subsidiary debt level.

     In January of 1998, the Company entered into an interest rate swap agreement, expiring in 2001, to fix the interest rate at 6.0% on $50,000 of the Company's borrowings under the revolving credit agreement. The fair value of this agreement and the impact on the interest expense recorded during 1998 were not material.

     Due to the availability of long-term financing, commercial paper borrowings have been classified as long-term debt. The carrying value of long-term debt approximates fair value.

     The maturities of long-term debt payable within each of the four years subsequent to December 31, 1999 are as follows: 2000 - $3,829, 2001 - $1,929, 2002 - $148,289 and 2003 - $547.

(8) STOCK COMPENSATION PLANS

The Company accounts for its stock-based compensation plans in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 1998, 1997 and 1996. Had the Company determined compensation cost based on the fair value of the stock options at the grant date, consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:


                                        1998           1997            1996
                                     ---------      ----------     -----------
Net earnings:
        as reported                  $  75,664      $  163,880     $   162,298
        pro forma                       74,378         162,526         160,582

Net earnings per share:
        as reported                  $     .94      $     2.01     $      1.98
        pro forma                          .93            1.99            1.96

Net earnings per share - diluted
        as reported                  $     .93      $     1.97     $      1.94
        pro forma                          .92            1.95            1.92
                                     ---------      ----------     -----------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996, respectively: risk-free interest rates of 4.5%, 5.8% and 6.2%; expected volatility of 24.4%, 14.4% and 17.3%; dividend yield of .5% in all years; and expected lives of 5.7 years, 5.0 years and 6.1 years. The weighted-average fair value of options granted was $4.36, $5.48 and $7.13 in 1998, 1997 and 1996, respectively.

FIXED STOCK OPTION PLANS

The Company has reserved 5,625,000 shares of common stock for issuance under the Executive Stock Option and Restricted Stock Plans. Under the plans, all full-time employees of the Company are eligible to receive stock options, purchase rights and restricted stock. The options, rights and stock are granted to eligible employees at the discretion of a committee appointed by the Board of Directors. All options have generally been granted at a price equal to the fair market value of the Company's common stock at the date of grant. The purchase price per share pursuant to a purchase right is determined by the Board of Directors. The committee also determines the period during which options and rights are exercisable. Generally, options are granted with a vesting period of up to five years and expire ten years from the date of grant. Rights may generally be exercised for up to sixty days from the date of grant. Under the plans, the committee may also authorize the granting of stock appreciation rights and cash equivalent rights in conjunction with the stock options and purchase rights, respectively. As of December 31, 1998, no purchase rights, stock appreciation rights or cash equivalent rights had been granted.

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

     The Company also has the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. These employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of their market value on the day prior to the offer to participate in the plan. Options vest after either 3, 5, or 7 years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

     Information related to options outstanding under the plans, and the related weighted-average exercise prices, is as follows:

                               1998                  1997                   1996
                        -----------------      -----------------      -----------------
                        Shares                 Shares                 Shares
                        (000)       Price      (000)      Price       (000)      Price
                        -----      ------      -----      ------      -----      ------
Options
outstanding,
        beginning
        of period       3,362      $   21      3,421      $   19      3,369      $   16

        Granted           930          24        384          35        550          31

        Exercised        (237)         15       (374)         17       (472)         16

        Expired or
        cancelled        (215)         35        (69)         24        (26)         24
                        -----      ------      -----      ------      -----      ------
        end of
        period          3,840      $   21      3,362      $   21      3,421      $   19
                        =====      ======      =====      ======      =====      ======
Options
exercisable,
        end of
        period          2,354      $   17      2,378      $   16      2,659      $   16
                        =====      ======      =====      ======      =====      ======



     Options outstanding as of December 31, 1998 are as follows:

                       Options outstanding          Options exercisable
                ---------------------------------   -------------------
                           Weighted-
                            average     Weighted-             Weighted-
                           remaining     average              average
 Exercise       Shares    contractual   exercise    Shares    exercise
  prices        (000)        life        price       (000)     price
 --------       ------    -----------   --------    ------    --------
10.68-14.25        586     2.6 years     $   12        580      $$$12
15.00-19.76      1,507     4.6 years         16      1,397         16
22.19-28.00      1,102     9.0 years         24        245         27
30.13-35.25        401     8.2 years         33         89         33
36.38-48.63        244     8.0 years         38         43         38
                 -----                   ------      -----     ------
                 3,840                   $   21      2,354     $   17
                 =====                   ======      =====     ======


OTHER STOCK PLANS

The Company has reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of the Company's common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 1998, 1997 and 1996, 155,475, 239,229 and 186,979 shares, respectively, were purchased under the plan.

(9)  RETIREMENT PLANS

DEFINED BENEFIT PLANS

The Company sponsors several qualified and nonqualified pension plans covering substantially all permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the statement of the funded status of the plans are as follows:

                                                    U.S. Plans                Non-U.S. Plans
                                              ----------------------      ----------------------
                                                1998          1997          1998          1997
                                              --------      --------      --------      --------
Change in benefit obligation:
        Benefit obligation,
          beginning of year                   $ 26,816      $ 24,198      $ 35,867      $ 30,937
        Service cost                             1,213         1,030         2,968         2,435
        Interest cost                            1,926         1,793         2,421         2,189
        Actuarial loss                           2,262           885         7,996         1,931
        Plan participant contributions              --            --           924           743
        Benefits paid                           (1,092)       (1,090)       (1,757)         (641)
        Currency exchange
          rate changes                              --            --         1,525        (1,727)
                                              --------      --------      --------      --------
Benefit obligation, end of year                 31,125        26,816        49,944        35,867
                                              --------      --------      --------      --------
Change in plan assets:
        Fair value of plan assets,
          beginning of year                     26,177        20,903        36,435        31,461
        Actual return on plan assets               185         6,012         4,593         4,077
        Plan participant contributions              --            --           924           743
        Company contributions                      460           352         2,806         2,228
        Benefits paid                           (1,092)       (1,090)       (1,757)         (641)
        Currency exchange
          rate changes                              --            --         1,202        (1,433)
                                              --------      --------      --------      --------
Fair value of plan assets,
  end of year                                   25,730        26,177        44,203        36,435
                                              --------      --------      --------      --------
Funded status:
        Funded status of plan                   (5,395)         (639)       (5,741)          568
        Unrecognized net
          (gain) loss                           (3,588)       (7,488)        6,707           121
        Unrecognized prior
          service cost                              --            --           387           418
        Unrecognized transitional
          asset                                   (655)         (769)          (65)         (210)
                                              --------      --------      --------      --------
Net amount recognized                         $ (9,638)     $ (8,896)     $  1,288      $    897
                                              ========      ========      ========      ========
Amounts recognized:
        Prepaid benefit cost                  $     --      $     --      $  3,882      $  2,909
        Accrued benefit liability               (9,638)       (8,896)       (2,594)       (2,012)
                                              --------      --------      --------      --------
Net amount recognized                         $ (9,638)     $ (8,896)     $  1,288      $    897
                                              ========      ========      ========      ========


     The components of the net periodic benefit cost for all plans are as follows:

                                        1998         1997         1996
                                       -------      -------      -------
Service cost                           $ 4,181      $ 3,465      $ 2,969
Interest cost                            4,347        3,982        3,575
Expected return on assets               (4,897)      (8,797)      (5,022)
Amortization of:
   unrecognized loss                        10        4,442        1,061
   unrecognized prior service cost          36           36           20
   unrecognized transition asset          (193)        (193)        (184)
                                       -------      -------      -------
Total benefit cost                     $ 3,484      $ 2,935      $ 2,419
                                       =======      =======      =======



     The weighted average assumptions used in the measurement of the benefit obligation are as follows:

                                       U.S. Plans       Non-U.S. Plans
                                     --------------     --------------
                                     1998      1997     1998     1997
                                     ----      ----     ----     ----
Discount rate                        6.75%     7.25%    5.5%     6.7%
Expected return on assets            8.5%      8.5%     6.8%     8.0%
Rate of compensation increase        6.0%      6.0%     4.2%     5.4%

     Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience. The unrecognized transitional asset is being amortized over the estimated remaining service lives of the employees. Plan assets are primarily comprised of common stocks and U.S. government and agency securities.

RETIREE HEALTH CARE PLAN

     The Company provides medical and dental benefits to eligible retired employees in the United States. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows. Due to the nature of the plan, there are no plan assets.

                                                    1998          1997
                                                  --------      --------
Change in benefit obligation:
        Benefit obligation, beginning of year     $ 23,745      $ 19,773
        Service cost                                 1,937         1,542
        Interest cost                                1,668         1,492
        Actuarial loss                               1,725         1,217
        Benefits paid                                 (230)         (279)
                                                  --------      --------
Benefit obligation, end of year                     28,845        23,745
                                                  --------      --------
        Unrecognized net gain (loss)                  (195)        1,531
                                                  --------      --------
        Accrued liability recognized              $ 28,650      $ 25,276
                                                  ========      ========

     The components of net periodic benefit cost for this plan are as follows:

                           1998        1997         1996
                         -------     -------      -------
Service cost             $ 1,937     $ 1,542      $ 1,276
Interest cost              1,668       1,492        1,339
Amortization of:
   unrecognized gain          --         (29)         (27)
                         -------     -------      -------
                         $ 3,605     $ 3,005      $ 2,588
                         =======     =======      =======

     The discount rate used in the measurement of the benefit obligation was 6.75% in 1998 and 7.25% in 1997.

     The health care cost trend rate was assumed to be 7.5% for 1998 and decreases gradually to 6% for the years 2001 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

                                 1% increase  1% decrease
                                 -----------  -----------
Effect on total of service and
  interest cost components         $   855     $  (685)
Effect on postretirement
  benefit obligation               $ 6,035     $(4,926)

DEFINED CONTRIBUTION PLANS

The Company has defined contribution plans covering substantially all permanent U.S. employees. Under the plans, employees may elect to contribute a portion of their salary to the plans. The Company, at its discretion, may match a portion of the employees' contributions. During 1998 and 1997 the Company elected to match a portion of employees' contributions if a targeted earnings level was reached in the U.S. The total 1998 and 1997 expense was $350 and $296, respectively. The Company elected not to provide a matching contribution in 1996.

(10) LEASES

The Company leases property and equipment primarily under operating leases. Renewal options exist for substantially all leases.

     Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1998:

Year
----
1999                                                   $ 63,294
2000                                                     50,486
2001                                                     41,004
2002                                                     33,647
2003                                                     28,687
Thereafter                                               83,334
                                                       --------
Total minimum lease payments                           $300,452
                                                       ========

     Rental expense for all operating leases was $91,758, $72,196 and $67,198 for the years ended December 31, 1998, 1997 and 1996, respectively.

(11) INTEREST AND OTHER (EXPENSE) INCOME

Interest and other (expense) income consists of the following:

                                          1998          1997          1996
                                        --------      --------      --------
Interest expense                        $(19,155)     $(11,105)     $ (6,388)
Interest income                            8,379         8,052         7,294
Gain on sale of securities                    --            --        15,509
Foreign exchange losses                   (2,425)       (1,258)         (941)
Miscellaneous, net                        (3,432)       (1,868)         (119)
                                        --------      --------      --------
Interest and other (expense) income     $(16,633)     $ (6,179)     $ 15,355
                                        ========      ========      ========

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

(12) ACQUISITIONS OF BUSINESSES

From time to time, the Company acquires certain franchises and unrelated companies throughout the world. In 1996, the Company acquired A Teamwork Sverige AB, the largest employment services organization in Sweden, and certain franchises in the United States, Canada and Spain. The Consolidated Financial Statements include the operating results of each business from the date of acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant individually or in the aggregate. The total consideration for these acquisitions was $32,451, $17,601 and $41,072 in 1998, 1997 and 1996, respectively, the majority of which was recorded as intangible assets.

(13) CONTINGENCIES

     The Company is involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on the financial condition of the Company.

(14) BUSINESS SEGMENT DATA BY GEOGRAPHICAL AREA

During 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," and as such, the following segment information has been restated to be in accordance with this Statement.

     The Company is organized and managed on a geographical basis. Each country has its own distinct operations, is managed locally by its own management team, and maintains its own financial reports. The Company has three reportable segments - the United States, France and the United Kingdom. All remaining countries have been classified into two segments - Other Europe and Other Countries. None of these other countries has ever met the quantitative thresholds for determining reportable segments.

     Each segment derives at least 98% of its revenues from the placement of temporary help. The remaining revenues are derived from other employment services, including contract services and training and testing of temporary and permanent workers. Segment revenues represent sales to external customers within a single country. Due to the nature of its business, the Company does not have export or intersegment sales. The Company provides employment services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a reporting segment, geographic region or for the Company as a whole.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national head office operating costs. This profit measure does not include nonrecurring losses, goodwill amortization, interest and other income and expense amounts or income taxes. Total assets and net assets for the segments are reported after the elimination of Investments in subsidiaries and Intercompany accounts.


                                                        1998             1997             1996
                                                     -----------      -----------      -----------
Revenues from services:

                United States (a)                    $ 2,152,822      $ 1,993,665      $ 1,774,240

                Foreign:

                        France                         3,639,483        2,716,683        2,274,761

                        United Kingdom                 1,088,218          989,104          867,884

                        Other Europe                   1,152,574          855,372          678,337

                        Other Countries                  781,175          703,680          484,683
                                                     -----------      -----------      -----------
                        Total foreign                  6,661,450        5,264,839        4,305,665
                                                     -----------      -----------      -----------
                                                     $ 8,814,272      $ 7,258,504      $ 6,079,905
                                                     ===========      ===========      ===========
Operating Unit Profit:

                United States                        $    78,005      $    92,607      $    88,165

                France                                    76,959           91,246           73,688

                United Kingdom                            42,280           39,831           33,246

                Other Europe                              49,197           38,811           38,440

                Other Countries                           20,953           30,744           22,452

                Unallocated amounts -

                        Write-down of
                        capitalized software (b)         (92,100)              --               --

                        Corporate expenses               (39,461)         (33,492)         (25,254)

                        Amortization of
                        intangible assets                 (5,430)          (4,360)          (3,780)

                        Interest and other
                        (expense) income                 (16,633)          (6,179)          15,355
                                                     -----------      -----------      -----------
Earnings before
  income taxes                                       $   113,770      $   249,208      $   242,312
                                                     ===========      ===========      ===========
Depreciation and
  amortization expense:

        United States                                $    14,359      $    10,911      $     9,089

        France                                            12,527            9,958            9,422

        United Kingdom                                     8,083            6,796            5,293

        Other Europe                                       9,043            5,889            4,996

        Other Countries                                    4,319            2,892            1,988
                                                     -----------      -----------      -----------
                                                     $    48,331      $    36,446      $    30,788
                                                     ===========      ===========      ===========
Earnings from investments
  in licensees:

        United States                                $       195      $       277      $       204

        Other Europe                                       1,409            1,969              236

        Other Countries                                      908              627              491
                                                     -----------      -----------      -----------
                                                     $     2,512      $     2,873      $       931
                                                     ===========      ===========      ===========
Total assets:

                United States                        $   275,158      $   431,938      $   371,095

                France                                 1,128,259          871,258          724,043

                United Kingdom                           230,248          201,895          188,057

                Other Europe                             427,590          307,253          263,291

                Other Countries                          253,291          190,197          147,706

                Corporate (c)                             66,554           44,489           58,071
                                                     -----------      -----------      -----------
                                                     $ 2,381,100      $ 2,047,030      $ 1,752,263
                                                     ===========      ===========      ===========

                                      1998         1997         1996
                                    --------     --------     --------
Investments in licensees:
        United States               $    492     $    307     $    188
        Other Europe                  31,463       30,057       28,485
        Other Countries                1,100        2,399          736
                                    --------     --------     --------
                                    $ 33,055     $ 32,763     $ 29,409
                                    ========     ========     ========
Long-lived assets:
        United States (b)           $ 84,303     $107,345     $ 77,026
        Foreign:
                France                70,040       45,262       45,332
                United Kingdom        31,157       29,421       26,960
                Other Europe          80,769       59,560       57,394
                Other Countries       48,172       38,624       19,274
                                    --------     --------     --------
        Total foreign                230,138      172,867      148,960
                                    --------     --------     --------
        Corporate (c)                  6,216        6,408        5,719
                                    --------     --------     --------
                                    $320,657     $286,620     $231,705
                                    ========     ========     ========
Additions to long-lived
  assets:
        United States               $ 76,461     $ 44,496     $ 54,304
        France                        34,043       18,282        7,205
        United Kingdom                10,213       11,235        8,294
        Other Europe                  32,677       18,467       51,737
        Other Countries               28,098       24,040        3,265
        Corporate (c)                     20        2,170        4,992
                                    --------     --------     --------
                                    $181,512     $118,690     $129,797
                                    ========     ========     ========
Net assets:
        United States               $ 49,483     $112,360     $144,278
        France                       359,719      295,146      279,480
        United Kingdom                77,315       77,564       63,996
        Other Europe                 101,011       80,932       77,199
        Other Countries               81,410       51,561       35,753
                                    --------     --------     --------
                                    $668,938     $617,563     $600,706
                                    ========     ========     ========

     (a) Total systemwide sales in the United States, which include sales of Company-owned branches and franchises, were $3,577,192, $3,340,212 and $2,938,926 for the years ended December 31, 1998, 1997 and 1996, respectively.

     (b) The write-down of capitalized software relates to the abandonment of an information system that was being developed in the U.S. See Note 2 to the Consolidated Financial Statements for further information.

     (c) Corporate assets include assets that are not used in the operations of any geographical segment.

QUARTERLY DATA (UNAUDITED)
 (in thousands, except per share data)



                                                     First         Second          Third           Fourth
                                                    Quarter        Quarter        Quarter          Quarter            Total
                                                   ----------     ----------     ----------     -------------      -------------
Year Ended December 31, 1998
       Revenues from services                      $1,872,866     $2,136,103     $2,377,750     $   2,427,553      $   8,814,272
       Gross profit                                   327,358        360,385        398,102           417,149          1,502,994
       Net earnings (loss)                             21,690         26,172         42,922           (15,120)            75,664
       Net earnings (loss) per share               $      .27     $      .32     $      .54     $        (.19)     $         .94
       Net earnings (loss) per share - diluted     $      .26     $      .32     $      .53     $        (.19)     $         .93
       Dividends per share                         $       --     $      .09     $       --     $         .10      $         .19
       Market price-
            High                                   $  42 9/16     $   44 7/8     $   30 1/8     $     27 7/16
            Low                                        33 5/8       27 11/16         20                19 3/8
Year Ended December 31, 1997
       Revenues from services                      $1,521,002     $1,792,216     $1,973,020     $   1,972,266      $   7,258,504
       Gross profit                                   276,655        319,150        350,930           363,461          1,310,196
       Net earnings                                    26,599         40,892         52,691            43,698            163,880
       Net earnings per share                      $      .32     $      .50     $      .64     $         .54      $        2.01
       Net earnings per share - diluted            $      .32     $      .49     $      .63     $         .53      $        1.97
       Dividends per share                         $       --     $      .08     $       --     $         .09      $         .17
       Market price-
            High                                   $   40 1/2     $       49     $   50 3/8     $      40 3/4
            Low                                        29 1/2         35 1/4             37            35 1/4

SELECTED FINANCIAL DATA
 (in millions, except per share data)



YEAR ENDED DECEMBER 31                             1998          1997          1996           1995         1994
----------------------                         -----------    -----------   -----------   -----------   -----------
Operations Data
        Revenues from services                 $   8,814.3    $   7,258.5   $   6,079.9   $   5,484.2   $   4,296.4
        Gross profit                               1,503.0        1,310.2       1,148.0       1,000.8         796.6
        Write-down of capitalized software           (92.1)            --            --            --            --
        Operating profit                             130.4          255.4         227.0         211.7         151.7
        Net earnings                                  75.7          163.9         162.3         128.0          83.9
Per Share Data
        Net earnings                           $       .94    $      2.01   $      1.98   $      1.68   $      1.14
        Net earnings - diluted                         .93           1.97          1.94          1.59          1.09
        Dividends                                      .19            .17           .15           .13           .11
Balance Sheet Data
        Total assets                           $   2,381.1    $   2,047.0   $   1,752.3   $   1,517.8   $   1,191.2
        Long-term debt                               154.6          189.8         100.8          61.8         130.9

The Notes to Consolidated Financial Statements should be read in conjunction with the above summary, specifically Note 2 which discusses the write-down of capitalized software.

WORLD HEADQUARTERS

     5301 North Ironwood Road
     P.O. Box 2053
     Milwaukee, Wisconsin 53201
     (414) 961-1000
     www.manpower.com

TRANSFER AGENT AND REGISTRAR

     ChaseMellon Shareholder Services, L.L.C.
     New York, New York
     www.chasemellon.com

STOCK EXCHANGE LISTING
     NYSE Symbol: MAN

10-K REPORT

     A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 1998 is available without charge after March 31, 1999 by writing to:

     Michael J. Van Handel
     Manpower Inc.
     5301 North Ironwood Road
     P.O. Box 2053
     Milwaukee, Wisconsin 53201

ANNUAL MEETING OF STOCKHOLDERS

     April 26, 1999 10:00 a.m.
     Marcus Center for the
     Performing Arts
     929 North Water Street
     Milwaukee, Wisconsin 53202

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

     J. Ira Harris
     Chairman of J.I. Harris & Associates
     and Vice Chairman of The Pritzker
     Organization, LLC

     Newton N. Minow
     Of Counsel and former partner
     Sidley & Austin

     Gilbert Palay
     Retired; former Senior Executive
     Vice President

     Dennis Stevenson
     Chairman of GPA Group plc and
     Chairman of Pearson plc

     John R. Walter
     Retired President and
     Chief Operating Officer of
     AT&T Corporation

     Terry A. Hueneke
     Executive Vice President


OFFICERS

     Mitchell S. Fromstein
     Chairman of the Board,
     President and
     Chief Executive Officer

     Terry A. Hueneke
     Executive Vice President

     Jeffrey A. Joerres
     Senior Vice President,
     European Operations -
     Global Sales and Marketing

     Michael J. Van Handel
     Senior Vice President,
     Chief Financial Officer,
     Secretary and Treasurer

PRINCIPAL OPERATING UNITS

        Mitchell S. Fromstein
        Chairman, President and CEO

THE AMERICAS, JAPAN,
AUSTRALIA AND THE FAR EAST

        Terry A. Hueneke
        Executive Vice President

        5301 North Ironwood Road
        P.O. Box 2053
        Milwaukee, Wisconsin 53201

        Melanie Holmes
        Senior Vice President
        Customer Services Group

        Arthur David Keith
        Senior Vice President
        U.S. Operations, Manpower West

        Maureen Quinn
        Senior Vice President
        U.S. Operations, Manpower East

        Marion Aymie
        Vice President
        Human Resources

        William L. Bates
        Vice President
        U.S. Administrative Services

        Richard J. Gallagher
        Vice President
        U.S. National Accounts

        Marnie M. Harris
        Vice President
        Business Development

        James J. Katte
        Vice President
        North American Finance

        Douglas H. Krueger
        Vice President
        North American Support Services

        Kristin M. Maegli
        Vice President
        Financial Operations

        William J. Pfannenstiel
        Vice President
        Technical Services

        John K. Simon
        Vice President
        Franchise Center

        Peter Stockhausen
        Vice President
        Chief Information Officer

        David B. Wescoe
        Vice President
        North American Administration
        U.S. General Counsel

        Kay Livingston Ash
        Vice President
        Mountain Region

        M. Elaine Brown
        Vice President
        South Central Region

        Richard Cutshall
        Vice President
        Western Region

        William Floyd
        Vice President
        Southwest Region

        Donald Johnston
        Vice President
        East Central Region

        Craig Kasper
        Vice President
        Upper Midwest Region

        Martin Klein
        Vice President
        Philadelphia Region

        Cathy-Ann Paige
        Vice President
        Northeast Region

        Warren Rosenow
        Vice President
        Midwest Region

        Louis Scrivani
        Vice President
        New Jersey Region

        Betty Stockstill
        Vice President
        Gulf South Region

        Beba Franco
        General Manager
        Puerto Rico

        CANADA
        5090 Explorer Drive, Suite 401
        Mississauga, Ontario L4W 4X6

        Tammy Johns
        Chairman -  Canadian Operations

        MEXICO AND CENTRAL AMERICA
        GUILLERMO SANCHEZ
        GENERAL MANAGER

        MEXICO
        Louisiana No. 80
        Col. Napoles
        C.P. 03810, Mexico, DF

        Guillermo Sanchez
        General Manager

        COSTA RICA
        300 metros al Norte de la Fuente
            de la Hispanidad
        Edificio Equus. Planta Baja
        San Jose de Costa Rica

        GUATEMALA
        6(a) Av. 0-60, Zona 4
        Torre Profesional1, Oficina 304
        Guatemala, C.A.

        PANAMA
        Bella Vista Calle 51
        Edificio Margarita, Local N degree 6
        Panama City, Republic of Panama

        SOUTH AMERICA
        HORACIO DE MARTINI
        REGIONAL MANAGER

        ARGENTINA
        Maipu 942 - piso 23
        1340 Buenos Aires

        Horacio De Martini
        President

        Alfredo Fagalde
        General Manager

        BOLIVIA
        Edif San Pablo, Piso 11, Ofc 1106
        Av 16 de Julio, #1476
        La Paz, Bolivia

        BRAZIL
        Casa Central
        Rua Jupi, 215
        04755-050 Sao Paulo, SP

        CHILE
        Estad's Unid's 395
        Santiago

        COLOMBIA
        Diagonal 50 -No. 49-14, piso 7
        Medellin

        ECUADOR
        Jorge Washington 742 y 9 de Octubre
        Casilla 1711-6530, Quito

        PARAGUAY
        Av. Espana esq.
        Padre Pucheu 485
        Asuncion

        PERU
        Las Camelias 224
        San Isidro
        Lima 27

        URUGUAY
        Boulevard Artigas 2011
        CP 11800 Montevideo

        VENEZUELA
        Av Francisco de Miranda
        Torre Delta - Piso 3, Ofc D
        1602 Altamira, Caracas

        JAPAN
        HIROSHI ONO
        GENERAL MANAGER

        CS Tower 3F
        11-30 Akasaka 1-chome
        Minato-ku, Tokyo 107


        AUSTRALIA
        MALCOLM JACKMAN
        MANAGING DIRECTOR

        AUSTRALIA
        Level 1, 34 Hunter Street
        Sydney NSW 2000
        GPO Box 2599
        Sydney NSW 2001

        NEW ZEALAND
        Level 4, 63 Albert Street
        Auckland

        THE FAR EAST (EXCLUDING JAPAN)
        CHRISTINE RAYNAUD
        REGIONAL DIRECTOR

        SINGAPORE
        391B Orchard Road
        #25 - 07/08
        Ngee Ann City Tower B
        Singapore 238874

        Christine Raynaud
        General Manager

        HONG KONG
        8th Floor, California Tower
        30-32 DOAguilar Street
        Central, Hong Kong

        Deborah Morgan
        General Manager

        INDIA
        702 Prem Avenue, Opposite B D A
        Complex
        Koramangala III
        Bangalore 560094

        MALAYSIA
        Suite 17.01 Wisma Nusantara
        Jalan Puncak, Off Jalan P. Ramlee
        50250 Kuala Lumpur

        SOUTH KOREA
        114-22, Samsung-dong
        Kangnam-ku
        Seoul, Korea 135-090

        TAIWAN
        Formosa Plastics Bldg., B, 7F
        201-30 Tun Hua North Road
        Taipei

        Lucille Wu
        General Manager

        THAILAND
        Unit 9/1, 9th Floor
        Bangkok Union Insurance Building
        Surawongse Road
        Suriyawongse, Bangrak
        Bangkok 10500

EUROPE, AFRICA AND THE
MIDDLE EAST

        JEFFREY A. JOERRES
        SENIOR VICE PRESIDENT
        EUROPEAN OPERATIONS

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

        Bertrand Denis
        Deputy General Director

        Pierre Catherine
        Director of External Relations

        Rene Boulland
        Financial Director

        Gilles Berolatti
        Legal and Administrative Director

        Jean-Pierre Lemonnier
        Human Resource Director

        Bertrand Amilhat
        IT Director

        Bernard Auger
        National Accounts Director

        Beatrice Sagot
        Director of Operational Control

        Francois Chojnacki
        Director, Paris/Ile de France

        Rene Jumel
        Director, France Southwest

        Christian Guarda
        Director, France West

        UNITED KINGDOM AND IRELAND
        International House
        66 Chiltern Street
        London W1M 1PR, England

        Iain Herbertson
        Managing Director

        Lynn Elias
        Finance Director

        Keith Faulkner
        Company Secretary and
        Public Affairs

        David Davies
        Financial Controller

        Anthony Hoskins
        Director of Millennium Projects

        Chris Raybould
        Director of Branch Operations

        Ken Pullan
        Director of Managed Operations

        Mike Berry
        Director of IT Services

        Gerard Doyle
        Director of IT

        Sue George-Jones
        Operations Director
        Nursing Services

        Ouida Weaver
        Head of Training and
        Human Resources

        Sarah Henwood
        Director of Marketing

        Sara Barrie
        Director of Business Development

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

        NORDIC REGION
        TOR DAHL
        REGIONAL DIRECTOR
        Oslo, Norway

        NORWAY
        Dronning Maudsgate 10
        P.O. Box 2506 Solli, 0202 Oslo

        Lars Petter Orving
        General Manager

        SWEDEN
        Odengatan 71, Box 6446
        113 82 Stockholm

        Lars Murman
        General Manager

        DENMARK
        Norre Voldgade 19
        1358 Kobenhavn

        Lene Anderson
        General Manager

        FINLAND
        Aleksanterinkatu 48A, 6.Krs.
        00100 Helsinki

        Fredrik Karlsson
        General Manager

        NORTHERN EUROPEAN REGION
        HANS VINK
        REGIONAL DIRECTOR

        THE NETHERLANDS
        Gebouw Athena
        Diemerhof 16-18
        1112 XN Diemen

        Hans Vink
        General Manager

        GERMANY
        Kurt Schumacher Strasse, 31
        Postfach 20 01 16
        D-60 605 Frankfurt/Main

        Diethelm Bender
        GeschSftsfYhrer

        AUSTRIA
        Mahlerstrasse 14
        A-1010 Vienna

        Gerhard Flenreiss
        General Manager

        SOUTHERN REGION
        YOAV MICHAELY
        REGIONAL DIRECTOR
        Rome, Italy

        ISRAEL
        90-92 Igal Alon Street
        Tel Aviv 67891

        Aki Friedman
        Chairman

        Tova Elazar
        General Manager

        SPAIN
        Corsega 418 (4th Floor)
        08037 Barcelona

        Carmen Mur
        General Manager

        ITALY
        Via Gregoriana, 5
        00187 Rome

        Maura Nobili
        General Manager

        GREECE
        9 Xenofontos St.
        Athens

        PORTUGAL
        Rua Bernardim Ribeiro 30-1
        1150 Lisbon

        Marcelino Pena Costa
        General Manager

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

        CORPORATE ADMINISTRATION
        EUROPE, AFRICA AND THE
        MIDDLE EAST

        Avenue Louise, 523
        1050 Brussels, Belgium

        Vince Butterworth
        Director
        European Accounts

        Ken Davidson
        Director
        International Operations Support

        Lyndon Evans
        Director
        International Marketing

        Pan Salvaridis
        Director
        Business Development

        Graham Steven
        Director
        International IT

CORPORATE ADMINISTRATION

        Joel W. Biller
        Senior Vice President
        International Corporate Affairs
        General Counsel - U.S.

        James A. Fromstein
        Senior Vice President
        International Marketing

        Michael J. Van Handel
        Senior Vice President
        Chief Financial Officer, Secretary
        and Treasurer

        Nancy A. Creuziger
        Vice President
        Audit Advisory Services

        George P. Herrmann
        Vice President
        Chief Accounting Officer

        Michael J. Lynch
        Vice President
        International Support Services and
        General Counsel International

        GLOBAL MARKETING

        Tammy Johns
        Vice President
        Global Accounts

        David Arkless
        Vice President

[MANPOWER, INC. LOGO]


WORLD HEADQUARTERS
5301 North Ironwood Road
P.O. Box 2053
Milwaukee, Wisconsin 53201 USA

New York Stock Exchange Symbol: MAN

www.manpower.com