Form 10-K, Exhibit 13
period 1999-12-31
MANPOWER INC /WI/
filed 2000-03-30
CIK 871763

                            PEOPLE. SOLUTIONS VALUE.



                        Manpower Inc. 1999 Annual Report

                              Financial Highlights

                                  [BAR GRAPHS]


(a) Represents total sales of Company-owned branches and franchises.
(b) For 1999, Operating Margin does not include the $28.0 of nonrecurring items, related to employee severances, retirement costs and other associated realignment costs. For 1998, Operating Margin does not include the $92.1 million write-down of capitalized software.

                TABLE OF CONTENTS
                                                 page

Letter to Shareholders                              2
People.                                             6
Solutions.                                         12
Value.                                             16
Management Discussion and Analysis of              20
Financial Condition and Results of Operations
Report of Independent Public Accountants           28
Consolidated Financial Statements                  29
Notes to Consolidated Financial Statements         34
Corporate Information                              47
Principal Operating Units                          48

                                                                 COMPANY PROFILE

People are what we're about. Solutions set us apart. And that combination is how we deliver value-to our customers, our employees and our shareholders.





Manpower is a world leader in staffing and workforce management solutions, serving more than 400,000 customers around the globe and distinguished by a series of significant strengths. We are the leading global staffing brand, a name that stands for quality, service and innovation to employers and employees worldwide. We have geographic diversification, meeting customer needs through a network spanning almost 3,400 offices in 52 countries. We have a vast and growing employee base, currently comprised of 2.1 million skilled people. We offer a diversified service mix, including office, industrial, professional and call center resources and expertise. And we provide a broad range of proprietary assessment, selection and training programs that give us the industry's highest-quality service delivery system.

TO OUR SHAREHOLDERS

The year 1999 was one of significant and meaningful progress at Manpower. Throughout the year, our mission was simple: to execute our plan with urgency and improve profitability. Here's our scorecard.

         Systemwide sales increased to $11.5 billion, with all of the nearly $1 billion increase coming from organic growth. This growth has strengthened our position as the most recognized global brand in the industry, and was achieved with a watchful eye on profitability. Operating margin reached a record $258.7 million, up 16 percent from 1998.

         In sum, we set and achieved several aggressive goals. As we enter 2000, we are advancing in all geographies with a clear purpose and intense energy, supported by the strength, depth and continuity of our office network that allows us to set the bar high and have the confidence to achieve. Our vision of being the pre-eminent global provider of higher-value workforce management services and solutions is unlocking additional value for our shareholders and further securing our place as the thought leader in the staffing industry.

[PHOTO]
Jeffrey A. Joerres
President & Chief Executive Officer

         Achieving our financial goals begins with our brand, the leading "name" in the industry. In a world that is moving at web speed and creating new companies through mergers, acquisitions and quick start ups, it is my firm belief that great brands will win. Winning, of course, is based on opportunity and execution. And both of those exist for us.

         The tightness of the labor market in virtually all of the 52 countries in which we operate is imposing a considerable challenge on the business world. The combination of a strong global economy, mounting competition and advancing technology have created both a critical shortage of skilled workers and the need for businesses to operate efficiently, productively and as flexibly as possible. These global developments are driving a growing demand for the staffing services that Manpower provides.

         Our vision of being the pre-eminent global provider of higher-value workforce management services and solutions is unlocking additional value for our shareholders and further securing our place as the thought leader in the staffing industry.

         But structural changes are taking place in our industry as well. Our customers, and businesses in general, are asking for a staffing firm to supply more than just people for seasonal or short-term assignments. They need staffing partners to identify and implement effective workforce solutions directed at their strategic objectives. This is the value Manpower can deliver today to more than 400,000 customers worldwide and it is the market position we intend to own going forward.

         It is this need for flexible staffing solutions that will drive our revenue growth - a key element in our future success. This growth, however, must be in the right geographies, the right industries and with companies where the opportunities are greatest to deliver higher-value services and solutions.

         This focus was exemplified in 1999 by the expansion of our office network. We opened more than 200 offices in high-potential markets, and our investments are paying off handsomely. Germany, Italy and Spain are just a few examples of our aggressive office openings. In Germany, we grew revenues organically at an impressive 28 percent rate - well above the growth rate for the German market overall - and brought even greater gains to the bottom line. And nowhere in our network is there a better example of margin improvement than in France. Here, we achieved substantial improvements in gross margin while maintaining our market position.

         Technology is also a major focus for us. The Internet opens up vast opportunities to advance our offerings and further add to the Manpower brand. We have already put in place several e-commerce applications - from the Global Learning Center, which delivers e-training and development to our employees, to UltraSource", a leading-edge web-based order management system for our customers. These two applications are only a few examples of what we already have, and only the beginning of the e-commerce solutions we will offer our customers, as we are committed to "e-thinking" every aspect of our business.

         Improving our efficiency is a key element to enhancing shareholder value. There is tremendous leverage opportunity in Manpower, with even a modest increase in productivity translating into gains in value for our customers and shareholders. And we are looking for much more than modest productivity improvements. We are looking at every element of our business, from the service desk to the corporate headquarters, to improve our processes and streamline service delivery. Efficiency, however, does not mean simply cutting costs or constraining investment. In the year 2000, we expect to increase our capital expenditures to invest in the right opportunities for Manpower's long-term growth.
         We are also advancing more aggressively in the professional and specialty staffing business. Our target: to make professional and specialty services account for a third of our revenue over the next five years. To that end, we re-branded Manpower(R) Technical, our former U.S. specialty business, as Manpower(R) Professional and reorganized this group to capitalize on our unique offerings and exceed the expectations of our customers. Today, Manpower Professional is our fastest growing business unit in the U.S., achieving 12 percent sales growth in 1999.
         We have also looked to strengthen our position in the specialty staffing area in Europe with the strategic acquisition of Elan Group Ltd. in the United Kingdom. Beyond positioning the combined company as the United Kingdom's IT staffing leader, the acquisition creates a firm foothold for expansion throughout continental Europe under the Elan brand.
         Acquisitions are an element of our plan, but we are not interested in buying revenues, earnings and the integration issues that size-driven acquisitions can entail. Our goal is straightforward: to identify and pursue opportunities that have the potential to energize and enrich our current business. Our organic growth model will remain our focus, but we are open to strategic acquisitions that will add value for our customers and our shareholders.

         In a world that is moving at web speed and creating new companies through mergers, acquisitions and quick start ups, it is my firm belief that great brands will win. Winning, of course, is based on opportunity and execution. And both of those exist for us.

         Great things happen when - and only when - an organization's interests are aligned with those of its customers and its shareholders, and at Manpower our objectives are aligned. Today, across our company, a common understanding is shared of what Manpower is trying to do and how each individual can contribute to our success.

         Great things happen when - and only when - an organization's interests are aligned with those of its customers and its shareholders, and at Manpower our objectives are aligned. Today, across our company, a common understanding is shared of what Manpower is trying to do and how each individual can contribute to our success. We are working together to build revenue, to improve efficiency and productivity, and to take quality to ever-higher levels.
         The fact that we are so well positioned is due in no small measure to the contributions of all the dedicated Manpower people worldwide who made 1999 a successful year for our company by demonstrating what happens when we plan our work and execute our plan together. We had a good year in 1999. We will all be working hard to ensure that 2000 is even better. I also want to acknowledge John
R. Walter who, after serving on our Board for a year, took on the additional responsibility of serving as non-executive Chairman in May. John's business knowledge, gained as Chairman, President and CEO of R.R. Donnelley & Sons Company and, more recently, as President of AT&T is already helping Manpower move forward.

               *         *         *          *            *

         Special recognition is in order for Mitchell S. Fromstein who, after 23 years as Chairman, President and CEO, retired in May 1999. Mitchell's commitment to improving Manpower every day is a model for the entire company and industry. I would also like to express my personal gratitude to Mitchell for supporting and assisting me into my role as CEO.

                                          Respectfully,





                                          Jeffrey A. Joerres
                                          President & Chief Executive Officer
                                          March 1, 2000

                           People are what we're about

Discovering strengths. Developing skills. Building careers. In today's competitive marketplace, companies worldwide are turning to Manpower for insight, innovation, and creativity to meet their recruiting, retention and workforce management requirements. We have our industry's most advanced skill evaluation and development tools to match employee experience, talents and interests to business needs.

But more importantly, we are committed to building long-term relationships with our employees through continuous training and skill development, which helps them expand their capabilities, discover new strengths and build rewarding careers.

In 1999, we took our leadership to new levels in building strong employee relationships and expanding the pool of skilled workers we can provide to customers.

We streamlined our proprietary Predictable Performance System, which provides in-depth assessment of employees' experience, skills, attitudes and interests, as well as an analysis of customer work environments and job requirements. The result: we've made sourcing and assigning qualified people even more efficient. We also employed advanced technology to strengthen our ability to recruit, train and develop employees. For example, we established relationships with major Internet job banks, allowing us to capitalize on this resource to better serve our customers' needs and the candidates' ambitions. At the same time, we continued to deploy our prototype virtual recruiting capabilities, enabling us to contact, interview, screen and assign new employees with unparalleled efficiency. We continued to fortify our Global Learning Center (GLC), our Internet-based "virtual campus" which offers about 1,000 educational courses online, to help employees stay on the cutting edge of their careers through e-learning. At last count, the GLC had more than 10,000 English-language users in the U.S., the U.K., Sweden, Norway, France, Australia, New Zealand, Singapore, Hong Kong, Japan, Korea, Malaysia, Thailand and Taiwan. And we will be introducing additional language versions in 2000. We also helped customers worldwide meet the mounting demand for skilled workers through our retraining and career re-engineering capabilities. Mergers, acquisitions, and other business events mean that companies increasingly must retrain or outplace talented, committed people. At Manpower, we're helping employees turn these challenges into opportunities by expanding their skills and finding paths to promising new careers in an ever-changing economy.

ERICSSON/SWEDEN

               "Through our partnership with Manpower, we are helping our employees, not only to find new jobs, but also to develop their careers in new ways. This is the best possible solution to ensure that, in a situation where we have to reduce staff, our employees will make a successful transition to new employment. Our relationship with Manpower has made this process much easier." -Ann-Charlotte Dahlstrom/Vice President, Human Resources, Network Operators & Service Providers

     Career re-engineering. Ericsson, like many companies around the world, has faced one of the most difficult challenges employers ever confront: the need to significantly reduce staff due to global competition and changes in business strategies. The question the company faced in Sweden: how to help several hundred people find productive, satisfying new employment? For a solution, Ericsson turned to Manpower. Working in close partnership with Ericsson, we developed a program called FromtidsForum that went far beyond traditional "outplacement" services, to provide these employees with a window to the changing job market and the help they needed to transition into rewarding new careers. The foundation of the program lies in our industry-leading employee skill assessment and testing capabilities -- a set of proven tools that are helping every affected employee assess their knowledge base, work experience, interests and resources and begin to plan a personal career path forward. But we didn't stop there. We are helping people hone and reinforce their skills, through a combination of seminars and specialized training, delivered in conjunction with Ericsson. We are delivering active job-search assistance by leveraging our contacts and coordinating with government job agencies. And we have provided temporary placements through Manpower to interested employees, which helps them gain added exposure to the job market, and expand their skills and contact networks. The result? The people affected are well on their way to new careers. And Ericsson has strengthened its reputation as an employer that cares and is willing to invest in the future of its employees.

Mergers, acquisitions and other business events mean that companies increasingly must retrain or outplace talented, committed people. At Manpower, we are helping employees turn these challenges into opportunities by expanding their skills and finding paths to promising new careers in an ever changing economy.

                                    [PHOTO]

                                    [PHOTO]

                                                                   UNISYS/FRANCE

"Unisys has relied upon Manpower to provide IT workers, technicians and office administration staff in many countries around the world. We continue to expand our relationship with Manpower because they are able to deliver creative solutions that ensure we have the people we need to get the job done, despite the critical labor and skill shortages that currently exist worldwide." -- Terry Laudal / Vice President, Resource Planning and Recruiting

Creating a skilled labor pool. In today's electronic world, business is being redefined every day, and often the impact is felt most keenly by technology companies themselves. This was the case with Unisys, one of the world's leading computer information and technology firms. As demand for the company's services in France mounted, Unisys needed to recruit rising numbers of entry-level high-tech employees -- more people, in fact, than it could access on its own. To address this challenge, Unisys called on Manpower. Our solution: we concentrated on attracting recent college graduates with degrees in the sciences, such as physics, chemistry, biology, and math. These graduates have the same basic skills and profiles as graduates with IT degrees, but in France they often have difficulty finding jobs in their fields. Working with Unisys, we developed a comprehensive solution to recruit, screen, evaluate and select high-potential science graduates at the beginning of their careers, coordinate training tailored to the company's requirements, and manage their integration into Unisys assignments. One key: in addition to working with the candidates themselves, we also help Unisys managers to successfully transition the new employees into line assignments. The result of this innovative program: Unisys gains the talented IT employees it needs, and new science graduates who faced an uncertain future obtain the skills and experience they need to build promising careers in a changing world.

Employers want access to qualified workers -- employees with the education, experience, interests, and portfolio of skills needed to get the job done right. Employees want opportunities to advance their careers. At Manpower, we bring business and employee interests together, with innovative thinking, advanced recruiting, skill-identification, and performance tracking systems, and the best continuing training and development programs in the business.

                             Solutions set us apart.

Informed thinking. Innovative services. Proven results. The business world is changing, and so is the world of work. Where companies once thought of temporary staffing in terms of finding fill-in workers, today they view it as a mission-critical means of managing their workforces on a flexible, just-in-time basis. Businesses are looking for intelligent, innovative approaches to urgent issues, and they count on Manpower to provide them. Our range of services matters, of course. But what sets us apart is the way we think. Rather than selling a set of "off-the-shelf" services, we deliver the ideas and perspectives that employers need to develop effective workforce management solutions. Demand is growing worldwide for workforce solutions to meet the need for high-end professional staff, and Manpower is focused on meeting that demand. In 1999, we made a major commitment to dedicate more resources to the full range of IT, telecommunications, engineering, scientific, financial and other professional staffing services we provide worldwide. Beyond access to flexible staffing on a project basis, Manpower's professional and specialty staffing brands provide customers with state-of-the-art recruiting and retention capabilities, and a full range of continuous training services to ensure our talented pool of professional contractors are capable of handling the most challenging assignment. We give employees access to online training, technical certification and on-the-job experience with the world's leading companies. The result: professional and specialty staffing services are one of our fastest-growing business segments. Call centers represent another important Manpower focus, as the demand for these services grows exponentially worldwide. With the rapid rise of e-commerce, call centers and customer care centers play a vital role in the customer relationship-management equation. Many of the world's leading companies rely on Manpower for the large-scale recruiting, selection and training needed to deliver customer service excellence. Today, more than 50,000 Manpower employees staff call centers and customer care centers around the globe. We also took strategic out sourcing to new levels, from on-site human resource management to total outsourcing of customer functions and operations. Some of these challenging initiatives involved taking our major-project planning, staffing and management capabilities in important new directions, such as supporting brand introductions and new-product rollouts in South America.

ELIZABETH ARDEN/U.S.

     "This is a value-added relationship for us. Manpower isn't just supplying us with a variable workforce, but has been able to absorb ownership of the entire assembly portion of our process. I think this differentiates them from others in their business. They are the perfect partner for us." -- Roy
     C. Drilon / Vice President, Operations

The power of partnership. Every year, Elizabeth Arden's operations in Roanoke, Virginia assemble more than 15 million promotional gift sets. While assembly was an important aspect of the cosmetic maker's operations, it also was a highly seasonal activity that tended to disrupt the manufacturing process because of the peaks and valleys in the assembly workload. To make the assembly process more efficient, the company considered outsourcing these operations to an out-of-state packaging firm, an action that would have added significant shipping charges, moved hundreds of jobs out of Roanoke, and made it harder to handle rushed or special orders. That's where Manpower's comprehensive and creative workforce-management solutions came in. In a step beyond our role in supplying temporary assembly staff for the company, we worked collaboratively with Elizabeth Arden to help redefine its processes through strategic assembly outsourcing. It took thought, planning, and a willingness to work as a long-term partner. And it paid off in results. We now manage Elizabeth Arden's entire assembly operation, providing everything from the assembly workforce, supervisory and management team, to the facility in which they work. The efficiency we provide translates into significant annual savings and a superior customer service level for Elizabeth Arden. Just as important, by keeping the assembly operation in Roanoke, the company can closely monitor process quality. And it prevented the loss of local jobs that would have occurred if this work had been sent out of state.

For employers worldwide, managing workforces at single sites or across countries and continents is an increasingly complex challenge, and one that is central to success. In addressing these issues, Manpower is delivering the resources, perspectives, and innovative solutions employers need to meet the challenges and capitalize on the opportunities of today's marketplace.

                                    [PHOTO]

                             VALUE IS OUR STANDARD

Advanced technology. Forward thinking. Aligned interests. As globalization redefines the scope of business and the Internet reshapes business practices from the ground up, companies are rethinking the value of everything they do. The challenges presented by the worldwide shortage of skilled labor have made human resources a top business priority. At Manpower, we're helping employers navigate these changes by partnering with them in new, innovative ways to deliver the flexible workforce solutions that are essential to creating real value. In 1999, we helped customers worldwide re-evaluate their workforce management strategies and find new ways to serve their customers and gain a competitive edge. By integrating our services with the customer's business requirements, we delivered the solutions they needed to manage business transitions and staffing fluctuations in ways that made massive organizational change a seamless process for their customers. We also provided large-scale global solutions to some of the world's most prominent companies, ranging from on-site management to outsourcing that ensured a predictable, quality workforce was getting the job done right. The importance of technology in delivering these value-added solutions begins in our own operations, with the ability to share ideas and best practices, support global and regional customers, improve productivity, increase efficiency and drive continuing growth. In 1999, we upgraded our information technology capabilities by implementing powerful new systems to meet changing operating demands. These efforts were enhanced by the introduction of technology-driven solutions that help employers better manage their workforces, whether they depend on Manpower alone or deal with multiple suppliers. UltraSource, our leading-edge web-based order management system, is a prime example. With UltraSource, customers get a complete vendor management solution incorporating not just technology but also effective Manpower-led workflow processes. Staff requisition, order status review, order deployment to multiple suppliers, resume review and interview scheduling are all handled online. Customers can track every stage of the process electronically, with automated e-mail notification to proactively keep all parties informed. Just as important, UltraSource captures relevant metrics to allow Manpower and its customers to monitor process performance and drive continuous improvement.

                                    [PHOTO]

                                                            MILLENNIUM DOME/U.K.

"The breadth and depth of Manpower's service has enabled us to develop and deliver a truly world-class HR programme. Not only do we have the best-quality people, but the best support systems and the knowledge that Manpower will help our people continue their careers at the end of the Year 2000." -- Raj Pragasam/Director, Human Resources, New Millennium Experience Company

Innovation for the New Millennium. At this pivotal point in history, a revolution is underway in the worldwide workplace, and Manpower is offering a glimpse into the future of work with our sponsorship of the Work Zone at the Millennium Dome in Greenwich, England. The Work Zone is one of 14 discovery zones housed in the 2.5 million square-foot complex and it is expected to host 12 million visitors this year, to explore the possibilities that the future holds. But we're doing more than just thinking about the future of work. We're putting our ideas into action as the company selected to handle human resources management for the New Millennium Experience Company (NMEC), the company that created the Millennium Dome itself.

Our job went far beyond recruiting and placing the 2,000-plus hosts and assistant visitor service managers the Dome requires. Despite its scale, the Millennium Dome is a start-up enterprise, and we called on our full range of capabilities -- from strategic project planning to training, administration and on-site management -- to give NMEC a world-class HR program. Systems support also was essential. Although the Dome's staff is employed directly by NMEC, we help the company manage payroll and staffing levels simultaneously through a customized IT solution that not only captures attendance and wage data, but also helps monitor staffing levels across the Dome, to ensure they are attuned to visitor demand. And our global resources, local staffing connections, and skill development tools are critical as well. Not only do we give NMEC the best people and the best support systems; we also give them the knowledge that we can help their employees continue their careers after the year 2000.

For Manpower, success means delivering real value to our customers, our employees, and our shareholders. We create value for our customers by helping them achieve their business objectives. For employees, we make work more meaningful and more rewarding. For investors, we improve productivity and efficiency, and generate profitable growth. And, in everything we do, the speed, flexibility, and new ideas driven by advanced technology are the keys to value creation.

                      Management's Discussion and Analysis
                of Financial Condition and Results of Operations






Nature of Operations Manpower Inc. (the "Company") is a leading non-governmental employment services organization, providing staffing and workforce management services and solutions to a wide variety of customers. Through a global network of almost 3,400 systemwide offices in 52 countries, the Company provides temporary staffing services, contract services and training and testing of temporary and permanent workers.
     Systemwide information referred to throughout this discussion includes both Company-owned branches and franchises. The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. (See Note 1 to the Consolidated Financial Statements for further information.)

[PIE CHART]

Results of Operations--Years Ended December 31, 1999, 1998 and 1997 Consolidated Results--1999 compared to 1998 The Company achieved a record Systemwide Sales level of $11.5 billion during 1999, increasing 9.4% over the 1998 level of $10.5 billion and more than doubling the sales level of just five years ago.

     Revenues from services increased 10.8%. Revenues were unfavorably impacted during the year by changes in currency exchange rates, as the U.S. Dollar strengthened relative to the currencies in most of the Company's non-U.S. markets. At constant exchange rates, the increase in revenues would have been 13.2%. Volume, as measured by billable hours of branch operations, increased 10.2%.
     Operating profit increased 76.9% during 1999. Excluding the impact of the $28.0 million of nonrecurring items recorded in 1999, related to employee severances, retirement costs and other associated realignment costs, and the $92.1 million write-down of capitalized software in 1998, operating profit increased 16.3%. As a percentage of revenues, operating profit increased to 2.6% in 1999 from 2.5% in 1998.
     Gross profit increased 13.4% during 1999, reflecting both the increase in revenues and an improvement in the gross profit margin. The gross profit margin improved to 17.5% in 1999 from 17.1% in 1998 due primarily to the enhanced pricing of our business in France.
     Selling and administrative expenses increased 15.1% during 1999. Excluding the impact of the nonrecurring items recorded in 1999, selling and administrative expenses increased 12.9%. As a percent of revenue, these expenses were 14.8% in 1999 and 14.5% in 1998. This increase is due primarily to an increase in France's business tax (taxe professionnelle) and to the continued investment in new or expanding markets. On a worldwide basis, the Company opened more than 200 new offices during 1999, with the majority being opened in mainland Europe.
     Interest and other expense increased $8.2 million during 1999 primarily due to the higher borrowing levels required to finance the Company's share repurchase program and the ongoing investments in our global office network.
     The Company provided for income taxes at a rate of 27.1% in 1999 compared to 33.5% in 1998. The decrease in the rate primarily reflects the nonrecurring items, including a one-time tax benefit of $15.7 million related to the Company's dissolution of a non-operating subsidiary, incurred in the second quarter of 1999. Without these nonrecurring items, the tax rate would have been 35.5%, which is different than the U.S. Federal statutory rate due to foreign repatriations, foreign tax rate differences and net operating loss carryforwards which had been fully reserved for in prior years.
     Net earnings per share, on a fully diluted basis, was $1.91 in 1999 compared to $.93 in 1998. Excluding the nonrecurring items recorded in 1999 and the write-down of capitalized software in 1998, diluted earnings per share was $1.92 in 1999 compared to $1.64 in 1998. The 1999 earnings were negatively impacted $.05 per share due to the lower currency exchange rates during the year. The weighted average shares outstanding decreased 3.0% due to the Company's treasury stock purchases. On an undiluted basis, net earnings per share was $1.94 in 1999 ($1.95 excluding the nonrecurring items) and $.94 in 1998 ($1.66 excluding the write-down of capitalized software).

Consolidated Results--1998 compared to 1997 Systemwide sales increased 18.2% during 1998. Revenues from services increased 21.4%. Revenues were unfavorably impacted by changes in currency exchange rates during 1998 as the U.S. Dollar strengthened relative to the currencies in most of the

Company's non-U.S. markets. At constant exchange rates, the increase in revenues would have been 23.0%. Volume, as measured by billable hours of branch operations, increased 16.5%.
     Operating profit declined 48.9% during 1998 due primarily to the write-down of capitalized software. Excluding this write-down, operating profit declined 12.9% from the 1997 level. The operating profit margin was 2.5% of revenues in 1998 compared to 3.5% of revenues in 1997. This decline in operating margins is primarily attributable to a 1% decline in the gross profit margin, precipitated by a change in the French payroll tax legislation. In certain of the Company's European markets, government employment incentive programs are in place to encourage employment by providing a credit against payroll taxes otherwise payable. In France, legislation was enacted in late 1997 that reduced the amount of such payroll tax credits beginning in January 1998. This reduction resulted in higher payroll taxes and thus a higher cost of service.
     Selling and administrative expenses were 14.5% of revenues in 1998 and 1997. The Company was able to maintain overhead costs at a constant percentage of revenue in 1998 despite a significant investment in new markets and infrastructure enhancements.
     In December 1998, the Company recorded a $92.1 million ($57.1 million after-tax) non-cash charge to write off the carrying value of software costs and certain hardware and network infrastructure costs related to the development of a complex and proprietary information system for its North American branch office administration, invoicing and payroll processing.
     Interest and other expense includes net interest expense of $10.8 million and $3.1 million in 1998 and 1997, respectively. Net interest expense was primarily impacted by changes in worldwide borrowing levels needed to finance the Company's share repurchase program and the investments in our global office network.
     The Company provided for income taxes at a rate of 33.5% in 1998 compared to 34.2% in 1997. The decrease in the rate relates primarily to the increased utilization of net operating loss carryforwards. In 1998 and 1997, the Company's effective income tax rate is lower than the U.S. Federal statutory rate due to the utilization of capital and net operating loss carryforwards that had been fully reserved for in prior years.
     Net earnings per share, on a diluted basis, was $.93 in 1998 ($1.64 per share excluding the write-down of capitalized software) and $1.97 in 1997. The 1998 earnings were negatively impacted $.07 per share due to lower currency exchange rates during the year. The weighted average shares outstanding decreased 2.6% in 1998 compared to 1997 due to the Company's treasury stock purchases and a smaller effect of dilutive stock options caused by the lower average share price during 1998. (See Note 2 to the Consolidated Financial Statements for further information.) On an undiluted basis, net earnings per share was $.94 in 1998 ($1.66 excluding the write-down of capitalized software) and $2.01 in 1997.

Segment Results The Company is organized and managed on a geographical basis. Each country has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each country reports directly, or indirectly through a regional manager, to a member of senior management. Given this reporting structure, all of the Company's operations have been segregated into the following segments--the United States, France, the United Kingdom, Other Europe and Other Countries. (See Note 13 to the Consolidated Financial Statements for further information.)

[PIE CHART]

United States--The Company's United States operation again achieved record systemwide sales and revenue levels during 1999, with sales of $3.8 billion and revenues of $2.3 billion, increases of 5% over 1998.
     Revenues of the light industrial sector accelerated during 1999, reaching a 15% year-over-year growth rate in the fourth quarter, as the U.S. manufacturing economy strengthened. The growth of Manpower Professional was strong throughout 1999 posting year-over-year revenue gains of 12%.
     Operating profits were up 3% for the year, but accelerated to 8% growth in the second half of the year. The U.S. operations were able to improve their operating margin percent in the second half of 1999, to 3.9% compared to 3.8% in 1998, as a result of improved overhead efficiencies.

                of Financial Condition and Results of Operations

[BAR GRAPH]


France--Revenues in France grew 9% in local currency to FFR23.3 billion ($3.8 billion) for 1999, reflecting a doubling of business since 1996.
     Revenue growth accelerated in the second half of 1999, reaching year-over-year gains of 16% in the fourth quarter. These gains were fueled by an improving French economy and strong industrial production.
     More importantly, we were able to achieve these revenue gains and maintain our market position while realizing a significant improvement in operating profit margins. Operating profits increased 39% in local currency to FFR629.3 million during 1999, on an operating profit margin improvement to 2.7% in 1999 from 2.1% in 1998. This improvement was the result of enhanced pricing initiatives designed to recover our payroll tax cost increases. These cost increases were the direct result of a reduction in payroll tax subsidies offered by the French government under their employment incentive programs, which became effective January 1, 1998.

[BAR GRAPH]

United Kingdom--Revenues in the U.K. grew 10% in local currency, reaching $1.2 billion in 1999. Operating profit margins declined during the year, reflecting continued intense price competition on the large account business. The U.K. operation expects to continue shifting its revenue mix to achieve a greater balance between retail and large account business. Gross profit margins improved each quarter throughout 1999 and year-over-year gains were realized in the fourth quarter.
     In January 2000, the Company acquired Elan Group Limited, a European specialty IT staffing company with significant operations in the U.K. (See Note 11 to the Consolidated Financial Statements for further information.) We believe that this acquisition strengthens the Company's position as a leading staffing provider in the U.K. market and that it will provide a platform for rapid expansion of the IT business in Europe.

[BAR GRAPH]

Other Europe--Revenues in the Other Europe segment grew an impressive 38% in constant currency during 1999, exceeding the $1.5 billion mark. 1999 represents the third consecutive year of constant currency revenue growth in excess of 30%. This revenue growth is almost entirely organic and has been fueled by the Company's significant investment in new office openings in Europe's rapidly expanding markets, including Germany, Italy, Spain and Sweden.
     During 1999, the Company opened more than 100 offices in the Other European markets and has opened more than 450 offices since 1996. Operating profits also increased 29% during 1999 to $63.2 million, as our investments in these new offices began producing positive results.

[BAR GRAPH]

Other Countries--Revenues in the Other Countries segment exceeded the $1.0 billion mark, increasing 35% during 1999, or 24% in constant currency. This revenue increase was driven primarily by Australia, Canada, Japan and Mexico.
     The Company's largest operation within this segment is Japan, where revenues were up 6% in local currency during 1999 despite the recession. Revenue growth improved modestly throughout the year, accelerating to 9% in the fourth quarter of 1999.
     The operating profit margin declined during the year primarily as a result of gross margin declines related to the recessionary environment in Japan.

[BAR GRAPH]

Liquidity and Capital Resources Cash sources Cash used by operating activities was $.5 million during 1999. Cash provided by operating activities was $265.2 million and $25.3 million in 1998 and 1997, respectively. Included in 1999 and 1998 is $25.0 million and $175.0 million of cash received from the sale of accounts receivable in the U.S. (See "Capital resources" for a discussion of this program). Cash from operating activities was also significantly impacted by changes in working capital. Excluding the sale of accounts receivable in 1999 and 1998, cash used to support net working capital needs was $275.2 million, $107.7 million and $198.0 million in 1999, 1998 and 1997, respectively. The revenue growth in France and Italy is the primary reason for the increasing working capital needs, as it is normal in these markets to have Days Sales Outstanding in excess of 70 days. Cash provided by operating activities before working capital changes was $249.7 million, $197.8 million and $223.3 million in 1999, 1998 and 1997, respectively.
     Accounts receivable increased to $1,897.6 million at December 31, 1999 from $1,674.7 million at December 31, 1998. This change is due to the increased sales levels in all of the Company's major markets, offset by the sale of accounts receivable and the impact of currency exchange rates. Without the sale of accounts receivable and at constant exchange rates, receivables would have increased an additional $25.0 million and $162.1 million, respectively.
     Net cash provided by borrowings was $246.6 million in 1999 and $137.8 million in 1997. The additional borrowings were primarily used for working capital growth and investments in new markets, capital expenditures, acquisitions and repurchases of the Company's common stock. Cash from operating activities in 1998 was used to repay borrowings of $9.8 million, for investments in new markets, capital expenditures and acquisitions, and to repurchase shares of the Company's common stock.

Cash uses Capital expenditures decreased to $74.7 million in 1999 from $140.8 million in 1998 and $98.6 million in 1997. These expenditures are primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $3.0 million, $40.1 million and $37.6 million in 1999, 1998 and 1997, respectively.
     From time to time, the Company acquires certain franchises and other unrelated companies throughout the world. The total cash consideration paid for acquisitions, net of cash acquired, was $18.8 million in 1999, $31.7 million in 1998 and $16.5 million in 1997.
     Subsequent to December 31, 1999, the Company acquired Elan Group Limited ("Elan") and several other companies of Financial Condition and Results of Operations



throughout the world. The total cost of these acquisitions was $121.7 million, the majority of which was recorded as intangible assets. In addition, the Elan acquisition includes approximately $44.0 million of deferred consideration expected to be paid during 2000 and 2001.
     The Board of Directors has authorized the repurchase of 15 million shares under the Company's share repurchase program. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. At December 31, 1999, 8.3 million shares at a cost of $229.8 million have been repurchased under the program, $100.8 million of which were repurchased during 1999.
     The Company paid dividends of $15.3 million, $15.2 million and $13.8 million in 1999, 1998 and 1997, respectively.
     Cash and cash equivalents increased $61.2 million in 1999 and $38.2 million in 1998 compared to a decrease of $38.3 million in 1997.

Capitalization Total capitalization at December 31, 1999 was $1,139.6 million, comprised of $489.0 million of debt and $650.6 million of equity. Debt as a percentage of total capitalization increased to 43% in 1999 from 28% in 1998, due primarily to the repurchases of the Company's common stock during the year.



                                  [BAR GRAPH]

Capital resources In July 1999, the Company issued 200.0 million of 7-year unsecured notes with an effective interest rate of 5.7%. Net proceeds of $200.9 million from the issuance of these notes were used to repay amounts outstanding under the Company's unsecured revolving credit agreement and commercial paper program.
     The Company has a $415.0 million unsecured revolving credit agreement that includes a $90.0 million commitment to be used exclusively for standby letters of credit. Borrowings of $133.7 million and letters of credit of $57.9 million were outstanding under the facility at December 31, 1999. The facility matures on November 25, 2002 and may be increased to a maximum of $500.0 million or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with an interest coverage ratio of not less than 3.0 to 1, a debt-to-capitalization ratio of less than .60 to 1 and a maximum subsidiary debt level of $50.0 million. As of December 31, 1999, the Company had an interest coverage ratio of 17.4 to 1, a debt-to-capitalization ratio (as defined under the agreement) of .46 to 1 and a subsidiary debt level of $49.0 million.
     In November 1999, the Company entered into a $300.0 million revolving credit agreement. The facility matures on November 22, 2000, and may be extended for an additional year with the lenders' consent. This agreement has similar restrictive covenants to the Company's $415.0 million revolving credit agreement. As of December 31, 1999, the Company had no borrowings under this agreement.
     Borrowings of $14.8 million were outstanding under the Company's $75.0 million U.S. commercial paper program. Commercial paper borrowings, which are backed by the $415.0 million unsecured revolving credit agreement, have been classified as long-term debt due to the availability to refinance them on a long-term basis under the revolving credit facility.
     During the first quarter of 2000, the Company issued 150.0 million of 5-year unsecured notes with an effective interest rate of 6.3%. Net proceeds from the issuance of these notes were used to repay amounts outstanding under the Company's unsecured revolving credit agreement and commercial paper program.
     In addition to the above, the Company and some of its foreign subsidiaries maintain separate lines of credit with local financial institutions to meet working capital needs. As of December 31, 1999, such lines totaled $160.4 million, of which $32.5 million was unused.
     A wholly owned subsidiary of the Company has an agreement to sell, on an ongoing basis, up to $200.0 million of an undivided interest in its accounts receivable. The amount of receivables sold under this agreement totaled $200.0 million and $175.0 million at December 31, 1999 and 1998, respectively. Unless extended by amendment, the agreement expires in December 2000. (See Note 4 to the Consolidated Financial Statements for further information.)

     The Company's principal ongoing cash needs are to finance working capital, capital expenditures, acquisitions and the share repurchase program. Working capital is primarily in the form of trade receivables, which increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivable turnover, which differs in each market in which the Company operates.
     The Company believes that its internally generated funds and its existing credit facilities are sufficient to cover its near-term projected cash needs. With continued revenue increases or additional acquisitions or share repurchases, additional borrowings under the existing facilities would be necessary to finance the Company's cash needs.

Significant Matters Affecting Results of Operations
Market risks The Company is exposed to the impact of interest rate changes and foreign currency fluctuations.

Interest Rates--The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations. The Company has historically managed interest rates through the use of a combination of fixed and variable rate borrowings. During 1999 and the first quarter of 2000, the Company has replaced a total of 350.0 million of variable rate financing with long-term, fixed rate notes. The Company believes that the addition of these notes protects the Company against the recent and anticipated interest rate increases.
     In addition, interest rate swaps may be used to adjust interest rate exposures when appropriate. Currently, the Company has an interest rate swap agreement, expiring in 2001, to fix the interest rate at 6.0% on $50.0 million of the Company's revolving credit borrowings under the revolving credit agreement. The fair value of this agreement, the impact on cash flows and the interest expense recorded during 1999 were not material.
     A 41 basis point (.41%) move in interest rates on the Company's variable rate borrowings (10% of the weighted average worldwide interest rate) would have an immaterial impact on the Company's earnings before income taxes and cash flows in each of the next five years. In addition, a 41 basis point move in interest rates would have an immaterial impact on the fair value, interest expense and cash flows related to the Company's interest rate swap agreement.

Exchange Rates--The Company's exposure to exchange rates relates primarily to its foreign subsidiaries and its Euro-denominated borrowings. Related to its foreign subsidiaries, exchange rates impact the U.S. Dollar value of their reported earnings, the Company's investments in the subsidiaries and the intercompany transactions with the subsidiaries.
     Over 75% of the Company's revenues are generated outside of the United States. As a result, fluctuations in the value of foreign currencies against the dollar may have a significant impact on the reported results of the Company. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the weighted average exchange rate for the year. Consequently, as the value of the dollar strengthens relative to other currencies in the Company's major markets, as it did on average in 1999, the resulting translated revenues, expenses and operating profits are lower. Using constant exchange rates, 1999 revenues and operating profits would have been approximately 3% higher than reported.
     Fluctuations in currency exchange rates also impact the U.S. Dollar amount of shareholders' equity of the Company. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders' equity as Accumulated other comprehensive income
(loss). The dollar was stronger relative to many of the foreign currencies at December 31, 1999 compared to December 31, 1998. Consequently, the Accumulated other comprehensive income (loss) component of shareholders' equity decreased $70.9 million during the year. Using the year-end exchange rates, the total amount permanently invested in non-U.S. subsidiaries at December 31, 1999 is approximately $1.6 billion.
     During 1999 and the first quarter of 2000, the Company has issued 350.0 million of Euro-denominated notes. These notes provide a hedge of the Company's net investment in its European subsidiaries with Euro functional currencies. Since the Company's net investment in these subsidiaries exceeds the amount of the notes, all translation gains or losses related to these notes is included as a component of Accumulated other comprehensive income (loss). The Accumulated other comprehensive income (loss) component of shareholders' equity increased $1.5 million during the year due to the currency impact on these notes.

                of Financial Condition and Results of Operations

     Although currency fluctuations impact the Company's reported results and shareholders' equity, such fluctuations generally do not affect the Company's cash flow or result in actual economic gains or losses. Each of the Company's subsidiaries derives revenues and incurs expenses within a single country and consequently, does not generally incur currency risks in connection with the conduct of its normal business operations. The Company generally has few cross border transfers of funds, except for transfers to the United States to fund the expense of the Company's international headquarters and working capital loans made from the United States to the Company's foreign subsidiaries. To reduce the currency risk related to the loans, the Company may borrow funds under the Revolving Credit Agreement in the foreign currency to lend to the subsidiary, or alternatively, may enter into a forward contract to hedge the loan. Foreign exchange gains and losses recognized on any transactions are included in the Consolidated Statements of Operations and historically have been immaterial. The Company generally does not engage in hedging activities, except as discussed above. The Company did not hold any derivative instruments, except the interest rate swap discussed above, at December 31, 1999.
     The Company holds a 49% interest in its Swiss franchise, which holds an investment portfolio of approximately $66.3 million as of December 31, 1999. This portfolio is invested in a wide diversity of European and U.S. debt and equity securities as well as various professionally managed funds. To the extent that there are gains or losses related to this portfolio, the Company's ownership share is included in its consolidated operating results.

Impact of economic conditions Because one of the principal attractions of using temporary staffing solutions is to maintain a flexible supply of labor to meet changing economic conditions, the industry has been and remains sensitive to economic cycles. To help counter the effects of these economic cycles, the Company continues to provide a diversified service mix, including office, industrial, professional and call center resources and expertise, and a variety of workforce management solutions, including recruiting, training and managing temporary and permanent staff. While the Company believes that the wide spread of its operations and the diversity of its service mix and solutions cushions it against the impact of an adverse economic cycle in any single country or industry, adverse economic conditions in any of its three largest markets would likely have a material impact on the Company's consolidated operating results.

Year 2000 The Company has not encountered any significant problems with its IT or non-IT systems due to the Year 2000 Issue. Likewise, no significant franchisees, vendors or customers have encountered Year 2000 Issues that are expected to impact the Company.
     To address its potential Year 2000 Issues, the Company used both external and internal resources for the assessment, remediation and testing of its IT and non-IT systems. The Company expensed a total of $11.6 million for external resources. Hardware purchases directly related to the Year 2000 project were minimal.

The Euro On January 1, 1999, 11 of the 15 member countries of the European Union (the "participating countries") established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and the Euro and have agreed to adopt the Euro as their common legal currency. The legacy currencies will remain legal tender in the participating countries as denominations of the Euro between January 1, 1999 and January 1, 2002 (the "transition period"). During the transition period, public and private parties may pay for goods and services using either the Euro or the participating country's legacy currency.
     The Company is currently assessing the impact of the Euro in its business operations in all participating countries. Since the Company's labor costs and prices are generally determined on a local basis, the near-term impact of the Euro is expected to be primarily related to making internal information systems modifications to meet customer invoicing and external reporting requirements. Such modifications relate to converting currency values and to operating in a dual currency environment during the transition period. Modifications of internal information systems will occur throughout the transition period and will be coordinated with other system-related upgrades and enhancements. The Company will expense all such system modification costs as incurred and does not expect such costs to be material to the Company's financial results.

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

Forward-looking statements Certain information included or incorporated by reference in this filing and identified by use of the words "expects," "believes," "plans" or the like constitutes forward-looking statements, as such term is defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. In addition, any information included or incorporated by reference in future filings by the Company with the Securities and Exchange Commission, as well as information contained in written material, releases and oral statements issued by or on behalf of the Company may include forward-looking statements. All statements which address operating performance, events or developments that the Company expects or anticipates will occur or future financial performance are forward-looking statements.
     These forward-looking statements speak only as of the date on which they are made. They rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to:

- material changes in the demand from larger customers, including customers with which the Company has national or global arrangements
- availability of temporary workers or workers with the skills required by customers
- increases in the wages paid to temporary workers - competitive market pressures, including pricing pressures
-    ability to successfully invest in and implement information systems
- unanticipated technological changes, including obsolescence or impairment of information systems
-    changes in customer attitudes toward the use of staffing services
- government, tax or regulatory policies adverse to the employment services industry
-    general economic conditions in international markets
-    interest rate and exchange rate fluctuations

The Company disclaims any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Accounting changes The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case the gains or losses would offset the related results of the hedged item. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which defers the required adoption date of SFAS No. 133 until 2001 for the Company, however, early adoption is allowed. The Company has not yet determined the timing or method of adoption or quantified the impact of adopting this statement. While the statement could increase volatility in earnings and other comprehensive income, it is not expected to have a material impact on the Consolidated Financial Statements.

                    Report of Independent Public Accountants



To the Board of Directors and Shareholders of Manpower Inc.:


We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manpower Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.




/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
February 3, 2000

                      Consolidated Statements of Operations
                      (in millions, except per share data)


                                                                                  Year Ended December 31

                                                                                1999        1998        1997
-----------------------------------------------------------------------------------------------------------------
Revenues from services                                                      $9,770.1    $8,814.3    $7,258.5

Cost of services                                                             8,065.2     7,311.3     5,948.3
-----------------------------------------------------------------------------------------------------------------

Gross profit                                                                 1,704.9     1,503.0     1,310.2

Selling and administrative expenses                                          1,474.3     1,280.5     1,054.8

Write-down of capitalized software                                              --          92.1        --
-----------------------------------------------------------------------------------------------------------------

Operating profit                                                               230.6       130.4       255.4

Interest and other expense                                                      24.8        16.6         6.2
-----------------------------------------------------------------------------------------------------------------

Earnings before income taxes                                                   205.8       113.8       249.2

Provision for income taxes                                                      55.8        38.1        85.3
-----------------------------------------------------------------------------------------------------------------

Net earnings                                                                $  150.0    $   75.7    $  163.9
=================================================================================================================

Net earnings per share                                                      $   1.94    $    .94    $   2.01
=================================================================================================================

Net earnings per share--diluted                                             $   1.91    $    .93    $   1.97
=================================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                 Supplemental Systemwide Information (Unaudited)
                              (dollars in millions)

                                                                                 Year Ended December 31

                                                                                1999        1998        1997
-----------------------------------------------------------------------------------------------------------------
Systemwide sales                                                           $11,511.4   $10,523.4   $ 8,899.9

Systemwide offices at year-end                                                 3,396       3,189       2,776
=================================================================================================================


Systemwide information represents total of Company-owned branches and franchises.

                           Consolidated Balance Sheets
                        (in millions, except share data)


                                                                                            December 31

Assets                                                                                      1999        1998
----------------------------------------------------------------------------------------------------------------
Current Assets:

Cash and cash equivalents                                                               $  241.7    $  180.5

Accounts receivable, less allowance for doubtful accounts
of $47.1 and $39.5, respectively                                                         1,897.6     1,674.7

Prepaid expenses and other assets                                                           66.0        53.6

Future income tax benefits                                                                  52.0        52.8
----------------------------------------------------------------------------------------------------------------

Total current assets                                                                     2,257.3     1,961.6


Other Assets:

Investments in licensees                                                                    37.0        33.1

Other assets                                                                               242.0       205.7
----------------------------------------------------------------------------------------------------------------

Total other assets                                                                         279.0       238.8

Property and Equipment:

Land, buildings, leasehold improvements and equipment                                      416.1       411.4

Less: accumulated depreciation and amortization                                            233.7       220.1
----------------------------------------------------------------------------------------------------------------

Net property and equipment                                                                 182.4       191.3
----------------------------------------------------------------------------------------------------------------

Total assets                                                                            $2,718.7    $2,391.7
================================================================================================================


                                                                                              December 31

Liabilities and Shareholders' Equity                                                        1999        1998
------------------------------------------------------------------------------------------------------------------
Current Liabilities:

Accounts payable                                                                        $  388.0    $  347.9

Employee compensation payable                                                               71.9        77.1

Accrued liabilities                                                                        180.2       172.0

Accrued payroll taxes and insurance                                                        340.9       319.0

Value added taxes payable                                                                  305.6       291.7

Short-term borrowings and current maturities of long-term debt                             131.5       103.4
------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                                1,418.1     1,311.1

Other Liabilities:

Long-term debt                                                                             357.5       154.6

Other long-term liabilities                                                                292.5       257.1
------------------------------------------------------------------------------------------------------------------

Total other liabilities                                                                    650.0       411.7

Shareholders' Equity:

Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued                  --          --

Common stock, $.01 par value, authorized 125,000,000 shares,
issued 84,272,460 and 83,279,149 shares, respectively                                         .8          .8

Capital in excess of par value                                                           1,621.4     1,602.7

Accumulated deficit                                                                       (653.0)     (787.7)

Accumulated other comprehensive income (loss)                                              (88.8)      (17.9)

Treasury stock at cost, 8,286,400 and 4,349,400 shares, respectively                      (229.8)     (129.0)
------------------------------------------------------------------------------------------------------------------

Total shareholders' equity                                                                 650.6       668.9
------------------------------------------------------------------------------------------------------------------

Total liabilities and shareholders' equity                                              $2,718.7    $2,391.7
==================================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                      Consolidated Statements of Cash Flows
                                  (in millions)



                                                                                  Year Ended December 31

                                                                              1999        1998        1997
-------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities:

Net earnings                                                                 $ 150.0     $  75.7     $ 163.9

Adjustments to reconcile net earnings to net cash provided by operating activities:

Depreciation and amortization                                                   63.7        55.6        41.6

Deferred income taxes                                                           15.3       (37.5)        2.0

Provision for doubtful accounts                                                 20.7        12.0        15.9

Write-down of capitalized software                                              --          92.1        --

Change in operating assets and liabilities:

Sale of accounts receivable                                                     25.0       175.0        --

Accounts receivable, net of sale                                              (457.4)     (353.2)     (398.8)

Other assets                                                                   (51.7)        9.5       (20.2)

Other liabilities                                                              233.9       236.0       220.9
-------------------------------------------------------------------------------------------------------------------
Cash (used) provided by operating activities                                     (.5)      265.2        25.3
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities:

Capital expenditures                                                           (74.7)     (140.8)      (98.6)

Acquisitions of businesses, net of cash acquired                               (18.8)      (31.7)      (16.5)

Proceeds from the sale of property and equipment                                14.9         1.0         2.8
-------------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                              (78.6)     (171.5)     (112.3)
-------------------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities:

Net change in payable to banks                                                  45.5        23.1        50.2

Proceeds from long-term debt                                                   460.4        22.7        90.2

Repayment of long-term debt                                                   (259.3)      (55.6)       (2.5)

Proceeds from stock option and purchase plans                                   18.7        12.0        10.8

Repurchase of common stock                                                    (100.8)      (43.9)      (81.9)

Dividends paid                                                                 (15.3)      (15.2)      (13.8)
-------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                                   149.2       (56.9)       53.0
-------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                                         (8.9)        1.4        (4.3)
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and cash equivalents                            61.2        38.2       (38.3)

Cash and cash equivalents, beginning of year                                   180.5       142.3       180.6
-------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                                       $ 241.7     $ 180.5     $ 142.3
===================================================================================================================

Supplemental Cash Flow Information:

Interest paid                                                                $  12.4     $  18.9     $  11.3
===================================================================================================================
Income taxes paid                                                               66.9        69.0        92.8
===================================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                 Consolidated Statements of Shareholders' Equity
                      (in millions, except per share data)



                                                                                   Accumulated
                                                     Capital in                          Other
                                         Common   Excess of Par   Accumulated    Comprehensive   Treasury
                                          Stock           Value       Deficit    Income (Loss)      Stock    Total
-------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                $  .8      $1,579.9      $ (998.3)     $  21.5       $  (3.2)    $ 600.7

Comprehensive income:

   Net earnings                                                       163.9

   Foreign currency translation                                                    (62.2)

Total comprehensive income                                                                                   101.7

Issuances under option and purchase plans                10.8                                                 10.8

Dividends ($.17 per share)                                            (13.8)                                 (13.8)

Repurchases of common stock                                                                      (81.9)      (81.9)
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                   .8       1,590.7        (848.2)       (40.7)        (85.1)      617.5

Comprehensive income:

   Net earnings                                                        75.7

   Foreign currency translation                                                     22.8

Total comprehensive income                                                                                    98.5

Issuances under option and purchase plans                12.0                                                 12.0

Dividends ($.19 per share)                                            (15.2)                                 (15.2)

Repurchases of common stock                                                                      (43.9)      (43.9)
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998                   .8       1,602.7        (787.7)       (17.9)       (129.0)      668.9

Comprehensive income:

   Net earnings                                                       150.0

   Foreign currency translation                                                    (70.9)

Total comprehensive income                                                                                    79.1

Issuances under option and purchase plans                18.7                                                 18.7

Dividends ($.20 per share)                                            (15.3)                                 (15.3)

Repurchases of common stock                                                                     (100.8)     (100.8)
-------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1999                $  .8      $1,621.4      $ (653.0)     $ (88.8)      $(229.8)    $ 650.6
=========================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   Notes to Consolidated Financial Statements
                        (in millions, except share data)



(1) Summary of Significant Accounting Policies Nature of operations Manpower Inc. (the "Company") is an employment services organization with almost 3,400 systemwide offices in 52 countries. The Company's largest operations, based on revenues, are located in the United States, France and the United Kingdom. The Company provides a range of staffing and workplace management solutions, including temporary help, contract services and training and testing of temporary and permanent workers. The Company provides employment services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for the Company as a whole.

Basis of consolidation The consolidated financial statements include the accounts of the Company and all subsidiaries. For subsidiaries in which the Company has an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect the Company's ownership share of those earnings using the equity method of accounting. These investments are included as Investments in licensees in the Consolidated Balance Sheets. Included in shareholders' equity at December 31, 1999 are $32.0 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenues The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. Franchise fees, which are included in Revenues from services, were $37.7, $37.8 and $37.5 for the years ended December 31, 1999, 1998 and 1997, respectively.

New accounting pronouncements The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998. This statement establishes accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case the gains or losses would offset the related results of the hedged item. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133" which defers the required adoption date of SFAS No. 133 until 2001 for the Company, however, early adoption is allowed. The Company has not yet determined the timing or method of adoption or quantified the impact of adopting this statement. While the statement could increase volatility in earnings and Accumulated other comprehensive income (loss), it is not expected to have a material impact on the Consolidated Financial Statements.

Accounts receivable securitization The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, are included in other expense in the Consolidated Statements of Operations.

Foreign currency translation The financial statements of the Company's non-U.S. subsidiaries have been translated in accordance with SFAS No. 52. Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are recorded as Accumulated other comprehensive income (loss), which is a component of Shareholders' Equity. In accordance with SFAS No. 109, no deferred taxes have been recorded related to the cumulative translation adjustments.
     Translation adjustments for those operations in highly inflationary economies and certain other transaction adjustments are included in earnings. Historically these adjustments have been immaterial to the Consolidated Financial Statements.

Capitalized software The Company capitalizes purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. The Company regularly reviews the carrying value of all capitalized software and recognizes a loss when the carrying value is considered unrealizable. (See Note 5 to the Consolidated Financial Statements for further information.)

Intangible assets Intangible assets consist primarily of trademarks and the excess of cost over the fair value of net assets acquired. Trademarks are amortized on a straight-line basis over their useful lives. The excess of cost over the fair value of net assets acquired is amortized on a straight-line basis over its useful life, estimated based on the facts and circumstances surrounding each individual acquisition, not to exceed 20 years. The intangible asset and related accumulated amortization are removed from the Consolidated Balance Sheets when the intangible asset becomes fully amortized. The Company regularly reviews the carrying value of all intangible assets and recognizes a loss when the unamortized balance is considered unrealizable. Total intangible assets of $89.4 and $84.3, net of accumulated amortization of $16.3 and $12.8 at December 31, 1999 and 1998, respectively, are included in Other assets in the Consolidated Balance Sheets. Amortization expense was $6.9, $5.4 and $4.4 in 1999, 1998 and 1997, respectively.

Property and equipment A summary of property and equipment at December 31 is as follows:

                                        1999       1998
-----------------------------------------------------------
Land                                     $ 1.4       $ 1.4

Buildings                                 20.4        19.8

Other office furniture and equipment     266.3       261.1

Leasehold improvements                   128.0       129.1
-----------------------------------------------------------

                                        $416.1      $411.4
===========================================================

     Property and equipment are stated at cost and depreciated using the straight-line method over the following estimated useful lives: buildings--up to 40 years; leasehold improvements--lesser of life of asset or lease term; furniture and equipment--three to ten years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of properties, the difference between unamortized cost and the proceeds is charged or credited to income.

Shareholders' equity The Board of Directors has authorized the repurchase of up to 15 million shares of stock under the Company's share repurchase program. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Total shares repurchased under the program at December 31, 1999 and 1998, were 8.3 million and 4.3 million shares, respectively, at a cost of $229.8 and $129.0, respectively.

Advertising costs The Company generally expenses production costs of media advertising as they are incurred. Advertising expenses, including the sponsorship of the Millennium Dome and the 1998 World Cup, were $39.6, $41.7 and $21.6 in 1999, 1998 and 1997, respectively.

Statement of cash flows The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Use of estimates The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications Certain amounts in the 1998 and 1997 financial statements have been reclassified to be consistent with the current year presentation.

                        (in millions, except share data)

(2) Earnings per Share The calculation of net earnings per share for the years ended December 31, 1999, 1998 and 1997, is as follows:

                                       1999       1998        1997
--------------------------------------------------------------------
Net earnings per share:

Net earnings available to
common shareholders                  $150.0     $ 75.7      $163.9

Weighted average common
shares outstanding (in millions)       77.3       80.1        81.6
--------------------------------------------------------------------

                                     $ 1.94     $  .94      $ 2.01
====================================================================

     The calculation of net earnings per share--diluted for the years ended December 31, 1999, 1998 and 1997, is as follows:

                                         1999      1998       1997
--------------------------------------------------------------------
Net earnings per share--
diluted:

Net earnings available to
common shareholders                    $150.0    $ 75.7     $163.9

Weighted average common
shares outstanding (in millions)         77.3      80.1       81.6

Effect of dilutive securities--
Stock options (in millions)               1.4       1.1        1.8
--------------------------------------------------------------------

                                         78.7      81.2       83.4
--------------------------------------------------------------------

                                       $ 1.91    $  .93     $ 1.97
====================================================================

     The calculation of net earnings per share--diluted for the years ended December 31, 1999, 1998 and 1997 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted average remaining life of these antidilutive options is as follows:

                          1999        1998         1997
--------------------------------------------------------------------
Shares (000)             1,146         625           10

Exercise prices        $27-$49     $32-$49          $49

Weighted average
remaining life       7.9 years   8.1 years    9.6 years
====================================================================

(3) Income Taxes  The provision for income taxes consists of:

                             1999      1998       1997
--------------------------------------------------------------------
Current:

United States:

   Federal                 $ (4.0)   $  9.9     $ 14.4

   State                      5.6       3.3        2.1

Foreign                      38.9      62.4       66.8
--------------------------------------------------------------------
Total current                40.5      75.6       83.3
--------------------------------------------------------------------

Deferred:

United States:

   Federal                   (4.2)    (21.3)      14.0

   State                      (.6)     (3.7)        .8

Foreign                      20.1     (12.5)     (12.8)
--------------------------------------------------------------------

Total deferred               15.3     (37.5)       2.0
--------------------------------------------------------------------
Total provision            $ 55.8    $ 38.1     $ 85.3
====================================================================

     A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

                             1999      1998       1997
--------------------------------------------------------------------
Income tax based on
statutory rate             $ 72.0    $ 39.8     $ 87.2

Increase (decrease)
resulting from:

Foreign tax rate
differences                   3.9       3.2        2.3

State income taxes            2.6       (.4)       2.9

Benefit on dissolution(a)   (15.7)     --         --

Tax effect of foreign
repatriations               (11.3)      2.8       (1.1)

Change in valuation reserve   5.0      (7.6)      (3.6)

Other, net                    (.7)       .3       (2.4)
--------------------------------------------------------------------

Total provision            $ 55.8    $ 38.1     $ 85.3
====================================================================

(a) The Benefit on dissolution of $15.7 represents the one-time tax benefit realized during 1999 related to the dissolution of a non-operating subsidiary.

     Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences which gave rise to the deferred tax assets at December 31 are as follows:

                                       1999       1998
--------------------------------------------------------------------
Current future income tax benefits:

Accrued payroll taxes and insurance  $ 18.6     $ 18.7

Employee compensation payable          12.9       11.9

Other                                  21.8       24.7

Valuation allowance                    (1.3)      (2.5)
--------------------------------------------------------------------

                                       52.0       52.8
--------------------------------------------------------------------

Noncurrent future income tax
benefits:

Accrued payroll taxes and insurance    29.6       24.7

Pension and postretirement benefits    20.7       16.6

Net operating losses and other         14.7       42.6

Valuation allowance                   (24.6)     (18.4)
--------------------------------------------------------------------

                                       40.4       65.5
--------------------------------------------------------------------
Total future tax benefits            $ 92.4     $118.3
====================================================================


     Noncurrent future income tax benefits have been classified as Other assets in the Consolidated Balance Sheets.
     The Company has foreign net operating loss carryforwards totaling $59.5 that expire as follows: 2000-$.2, 2001-$.2, 2002-$.1, 2003-$.5, 2004-$1.0, 2005
and thereafter- $51.8 and $5.7 with no expiration. The Company has U.S. State net operating loss carryforwards totaling $190.7 that expire as follows:
2003-$10.4, 2004-$80.6, 2005 and thereafter- $99.7. The Company has recorded a deferred tax asset of $37.2 at December 31, 1999, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $23.5 has been recorded at December 31, 1999, as management believes that realization of certain loss carryforwards is unlikely.
     Pretax income of foreign operations was $169.1, $145.2 and $166.9 in 1999, 1998 and 1997, respectively. United States income taxes have not been provided on undistributed earnings of foreign subsidiaries that are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. At December 31, 1999, the estimated amount of unremitted earnings of the foreign subsidiaries totaled $557.5.

(4) Accounts Receivable Securitization The Company and certain of its U.S. subsidiaries entered into an agreement (the "Receivables Facility") in December 1998 with a financial institution whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, the Company formed Ironwood Capital Corporation ("ICC"), a wholly-owned, special purpose, bankruptcy-remote subsidiary. ICC was formed for the sole purpose of buying and selling receivables generated by the Company and certain subsidiaries of the Company. Under the Receivables Facility, the Company and certain subsidiaries, irrevocably and without recourse, transfer all of their accounts receivables to ICC. ICC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the sale of such undivided interest. The agreement expires in December 2000.
     This two-step transaction is accounted for as a sale of receivables under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." There was $200.0 and $175.0 advanced under the Receivables Facility at December 31, 1999 and 1998, respectively, and accordingly, that amount of accounts receivable has been removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were $9.8 and $.7 in 1999 and 1998, respectively, and are included in other expenses in the Consolidated Statements of Operations.

(5) Write-down of Capitalized Software In accordance with its ongoing review of capitalized software, in December 1998 the Company recorded a $92.1 ($57.1 after tax, or $.70 per share on a diluted basis) non-cash charge to write off the carrying value of software costs and certain hardware and network infrastructure costs related to the development of a complex and proprietary information system for its North American branch office administration, invoicing and payroll processing. This comprehensive information system had been under development for several years and portions of the system were in field testing and deployment.
     After a period of field testing, management and the Board of Directors decided in December 1998 that it was necessary to significantly alter the technological architecture of the system in order to reduce ongoing support, maintenance and communications

                        (in millions, except share data)


costs. This decision required the application software under development to be abandoned and a new application to be purchased or developed for the new architecture. In addition to the developed software, certain hardware, network infrastructure and software licenses were also abandoned as a result of the change in system architecture. The non-cash charge included the costs of abandoning all of these assets.
     The net capitalized software balance of $6.3 and $6.7 as of December 31, 1999 and 1998, respectively, is included in Other assets in the Consolidated Balance Sheets.

(6) Debt Information concerning short-term borrowings at December 31 is as follows:

                                      1999       1998
--------------------------------------------------------------------
Payable to banks                     $127.9     $ 99.3

Average interest rates                 3.9%       3.5%
--------------------------------------------------------------------

     The Company and some of its foreign subsidiaries maintain lines of credit with foreign financial institutions to meet short-term working capital needs. Such lines totaled $160.4 at December 31, 1999, of which $32.5 was unused. The Company has no significant compensating balance requirements or commitment fees related to these lines.
     A summary of long-term debt at December 31 is as follows:

                                                 1999         1998
--------------------------------------------------------------------
Euro-denominated notes, at a rate of 5.7%       $201.2       $   --

Commercial paper, maturing within
90 days, at average interest rates of
6.3% and 5.5%, respectively                       14.8         72.0

Revolving credit agreements:

   U.S. dollar-denominated borrowings, at
   a rate of 6.4% and 5.8%, respectively          95.0         40.0

   Yen-denominated borrowings, at
   a rate of .5% and .6%, respectively            38.7         35.3

Other                                             11.4         11.4
--------------------------------------------------------------------

                                                 361.1        158.7

Less--Current maturities                           3.6          4.1
--------------------------------------------------------------------

Long-term debt                                  $357.5       $154.6
--------------------------------------------------------------------

Euro Notes In July 1999, the Company issued Euro 200.0 in unsecured notes due in July 2006. Net proceeds of $200.9 from the issuance of these notes were used to repay amounts outstanding under the Company's unsecured revolving credit agreement and commercial paper program.
     These notes provide a hedge of the Company's net investment in its European subsidiaries with Euro functional currencies. Since the Company's net investment in these subsidiaries exceeds the amount of the notes, all translation gains or losses related to these notes is included as a component of Accumulated other comprehensive income (loss).

Revolving Credit Agreements The Company has a $415.0 unsecured revolving credit agreement that allows for borrowings in various currencies and includes a $90.0 commitment to be used exclusively for standby letters of credit. Outstanding letters of credit totaled $57.9 and $48.2 as of December 31, 1999 and 1998, respectively. Approximately $176.5 of additional borrowings were available to the Company under this agreement at December 31, 1999.
     The interest rate and facility fee on the entire line and the issuance fee on the letter of credit commitment related to this agreement vary based on the Company's debt rating and borrowing level. Currently, the interest rate is LIBOR plus .2%, and the fees are .1% and .4%, respectively. The facility matures on November 25, 2002, and may be increased to a maximum of $500.0 or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with minimum interest coverage and debt-to-capitalization ratios and a maximum subsidiary debt level.
     In November 1999, the Company entered into a $300.0 revolving credit agreement. The interest rate and facility fee on the entire line and the participation fee vary based on the Company's debt rating and borrowing level. Currently, the fees are .1% and .1%, respectively. The facility matures on November 22, 2000, and may be extended for an additional year with the lenders' consent. This agreement has similar restrictive covenants to the Company's $415.0 revolving credit agreement. As of December 31, 1999, the Company had no borrowings under this agreement.
     The Company has an interest rate swap agreement, expiring in 2001, to fix the interest rate at 6.0% on $50.0 of the Company's borrowings under the revolving credit agreements.

The fair value of this agreement and the impact on the interest expense recorded during 1999 and 1998 were not material.

Other Due to the availability of long-term financing, commercial paper borrowings have been classified as long-term debt. The carrying value of long-term debt approximates fair value, except for the Euro-denominated notes, which have a fair value of $191.6.
     The maturities of long-term debt payable within each of the four years subsequent to December 31, 2000 are as follows: 2001-$2.2, 2002-$149.6, 2003-$.2, 2004-$.1 and thereafter-$205.4.

(7) Stock Compensation Plans The Company accounts for all of its fixed stock option plans and the 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 1999, 1998 and 1997. Had the Company determined compensation cost consistent with the method of SFAS No. 123, the Company's net earnings and net earnings per share would have been reduced to the pro forma amounts indicated as follows:

                                  1999       1998       1997
--------------------------------------------------------------------
Net earnings:

as reported                       $150.0     $75.7     $163.9

pro forma                          146.4      74.4      162.5

Net earnings per share:

as reported                       $ 1.94     $ .94     $ 2.01

pro forma                           1.90       .93       1.99

Net earnings per share-diluted:

as reported                       $ 1.91     $ .93     $ 1.97

pro forma                           1.86       .92       1.95
--------------------------------------------------------------------

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: risk-free interest rates of 5.6%, 4.5% and 5.8%; expected volatility of 17.2%, 24.4% and 14.4%; dividend yield of .5% in all years; and expected lives of 7.6 years, 5.7 years and 5.0 years. The weighted-average fair value of options granted was $6.16, $4.36 and $5.48 in 1999, 1998 and 1997, respectively.

Fixed stock option plans The Company has reserved 7,625,000 shares of common stock for issuance under the Executive Stock Option and Restricted Stock Plans. Under the plans, all full-time employees of the Company are eligible to receive stock options, purchase rights and restricted stock. The options, rights and stock are granted to eligible employees at the discretion of a committee appointed by the Board of Directors.
     All options have generally been granted at a price equal to the fair market value of the Company's common stock at the date of grant. The purchase price per share pursuant to a purchase right is determined by the Board of Directors. The committee also determines the period during which options and rights are exercisable. Generally, options are granted with a vesting period of up to five years and expire ten years from the date of grant. Rights may generally be exercised for up to sixty days from the date of grant. Under the plans, the committee may also authorize the granting of stock appreciation rights and cash equivalent rights in conjunction with the stock options and purchase rights, respectively. As of December 31, 1999, no purchase rights, stock appreciation rights or cash equivalent rights had been granted.
     The Company has reserved 800,000 shares of common stock for issuance under the 1991 Directors Stock Option Plan. Under the plan, each non-employee director of the Company may receive an option to purchase shares of the Company's common stock in lieu of cash compensation. The number of shares covered by the option is determined pursuant to a formula set forth in the plan. The per share purchase price for each option awarded is equal to the fair market value of the Company's common stock at the date of grant. Options are exercisable for the vested portion during the director's tenure and a limited period thereafter.
     The Company also has the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. These employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of the market value of the stock on the day prior to the offer to participate in the plan. Options vest after either 3, 5 or 7 years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

                        (in millions, except share data)


    Information related to options outstanding under the plans, and the related weighted-average exercise prices, is as follows:


                            1999               1998                 1997
--------------------------------------------------------------------------------
                     Shares              Shares              Shares
                      (000)     Price     (000)     Price      (000)     Price
--------------------------------------------------------------------------------
Options
outstanding,
beginning
of period           3,840     $   21     3,362      $   21     3,421    $   19

Granted             1,119         26       930          24       384        35

Exercised            (496)        17      (237)         15      (374)       17

Expired or
cancelled             (92)        25      (215)         35       (69)       24
--------------------------------------------------------------------------------
Options
outstanding,
end of period       4,371     $   23     3,840      $   21     3,362    $   21
--------------------------------------------------------------------------------
Options
exercisable,
end of period       2,055     $   20     2,354      $   17     2,378    $   16
--------------------------------------------------------------------------------

    Options outstanding as of December 31, 1999 are as follows:


               Options outstanding Options exercisable
--------------------------------------------------------------------------------

                        Weighted-
                          average     Weighted-               Weighted-
                        remaining       average                 average
Exercise   Shares     contractual      exercise     Shares     exercise
prices       (000)           life         price      (000)        price
--------------------------------------------------------------------------------
$10-$15       456            1.7         $12          272         $13

 16- 20     1,176            3.4          16        1,099          16

 21- 30     1,815            8.5          24          424          24

 31- 35       685            8.5          34          102          32

 36- 49       239            7.0          38          158          37
--------------------------------------------------------------------------------
            4,371            6.3         $23        2,055         $20
--------------------------------------------------------------------------------


Other stock plans The Company has reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of the Company's common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 1999, 1998 and 1997, 138,500, 155,500 and 239,200
shares, respectively, were purchased under the plan.

(8) Retirement Plans Defined benefit plans The Company sponsors several qualified and nonqualified pension plans covering substantially all permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the statement of the funded status of the plans are as follows:


                                      U.S. Plans        Non-U.S. Plans
--------------------------------------------------------------------------------
                                   1999      1998      1999       1998
--------------------------------------------------------------------------------
Change in benefit obligation:

Benefit obligation,
beginning of year                 $ 31.1     $26.8     $49.9      $35.9

Service cost                         1.6       1.2       4.0        3.0

Interest cost                        2.4       1.9       2.7        2.4

Special termination benefits         8.0       --         --          --

Actuarial (gain) loss               (3.2)      2.3       3.3        8.0

Plan participant contributions        --        --       1.0         .9

Benefits paid                       (1.7)     (1.1)     (1.8)      (1.8)

Currency exchange
rate changes                          --        --       (.9)       1.5
--------------------------------------------------------------------------------
Benefit obligation, end of year     38.2      31.1      58.2       49.9
--------------------------------------------------------------------------------
Change in plan assets:

Fair value of plan assets,
beginning of year                   25.7      26.2      44.2       36.4

Actual return on plan assets         5.8        .2       7.3        4.6

Plan participant contributions        --        --       1.0         .9

Company contributions                1.1        .4       3.0        2.8

Benefits paid                       (1.7)     (1.1)     (1.8)      (1.8)

Currency exchange
rate changes                          --        --       (.3)       1.3
--------------------------------------------------------------------------------
Fair value of plan assets,
end of year                         30.9      25.7      53.4       44.2
--------------------------------------------------------------------------------
Funded status:

Funded status of plan               (7.3)     (5.4)     (4.8)      (5.7)

Unrecognized net (gain) loss       (10.6)     (3.6)      5.4        6.7

Unrecognized prior
service cost                          --        --        .3         .3

Unrecognized transitional asset      (.6)      (.6)       --         --
--------------------------------------------------------------------------------
Net amount recognized             $(18.5)   $ (9.6)    $  .9      $ 1.3
--------------------------------------------------------------------------------
Amounts recognized:

Prepaid benefit cost              $   --    $   --     $ 3.8      $ 3.9

Accrued benefit liability          (18.5)     (9.6)     (2.9)      (2.6)
--------------------------------------------------------------------------------
Net amount recognized             $(18.5)   $ (9.6)    $  .9      $ 1.3
--------------------------------------------------------------------------------

     The components of the net periodic benefit cost for all plans are as follows:


                                    1999       1998      1997
--------------------------------------------------------------------------------
Service cost                      $  5.6     $  4.2    $  3.5

Interest cost                        5.1        4.3       4.0

Expected return on assets           (5.0)      (4.8)     (8.8)

Amortization of:

   unrecognized loss                  .1        --        4.4

   unrecognized transition asset     (.2)      (.2)       (.2)

Special termination benefits         8.0        --         --
--------------------------------------------------------------------------------
Total benefit cost                $ 13.6     $ 3.5     $  2.9
--------------------------------------------------------------------------------

    The weighted-average assumptions used in the measurement of the benefit obligation are as follows:


                                      U.S. Plans     Non-U.S. Plans
--------------------------------------------------------------------------------
                                     1999    1998     1999   1998
--------------------------------------------------------------------------------
Discount rate                        7.5%     6.8%    5.5%   5.5%

Expected return on assets            8.5%     8.5%    6.8%   6.8%

Rate of compensation increase        6.0%     6.0%    4.2%   4.2%
--------------------------------------------------------------------------------

     Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience. The unrecognized transitional asset is being amortized over the estimated remaining service lives of the employees. Plan assets are primarily comprised of common stocks and U.S. government and agency securities.
     In April 1999, the Company amended a U.S. plan to allow for special termination benefits related to senior executives. This amendment resulted in a one-time expense of $8.0 in 1999.
     Effective February 29, 2000, the Company will freeze all benefits in each of the U.S. retirement plans. In connection with this change, a voluntary early retirement package and certain other benefits were offered to eligible employees. The net gain or loss associated with this plan freeze and voluntary early retirement offering have not yet been determined but are not expected to have a material impact on the Consolidated Financial Statements.

Retiree health care plan The Company provides medical and dental benefits to eligible retired employees in the United States. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows.
Due to the nature of the plan, there are no plan assets.


                                               1999       1998
--------------------------------------------------------------------------------
Change in benefit obligation:

Benefit obligation, beginning of year         $28.8      $23.7

Service cost                                    2.4        1.9

Interest cost                                   1.9        1.7

Actuarial (gain) loss                          (6.2)       1.7

Benefits paid                                   (.3)       (.2)
--------------------------------------------------------------------------------
Benefit obligation, end of year                26.6       28.8

Unrecognized net gain (loss)                    6.1        (.2)
--------------------------------------------------------------------------------
Accrued liability recognized                  $32.7      $28.6
--------------------------------------------------------------------------------

    The components of net periodic benefit cost for this plan are as follows:


                                    1999      1998       1997
--------------------------------------------------------------------------------
Service cost                        $2.4      $1.9       $1.5

Interest cost                        1.9       1.7        1.5
--------------------------------------------------------------------------------
Total benefit cost                  $4.3      $3.6       $3.0
--------------------------------------------------------------------------------

     The discount rate used in the measurement of the benefit obligation was 7.5% in 1999 and 6.8% in 1998.
     The health care cost trend rate was assumed to be 7.0% for 1999 and decreases gradually to 6.0% for the years 2001 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:


                                                         1%         1%
                                                      increase   decrease
--------------------------------------------------------------------------------
Effect on total of service and interest
cost components                                        $1.1      $ (.9)

Effect on postretirement benefit obligation             5.7       (4.6)
--------------------------------------------------------------------------------

                        (in millions, except share data)


     Effective February 29, 2000, the Company will no longer provide medical and dental benefits to newly retired employees who, as of January 1, 2000, are under the age of 45 or have less than five years of service. The net gain associated with this plan curtailment has not yet been determined but it is not expected to have a material impact on the Consolidated Financial Statements.

Defined contribution plans The Company has defined contribution plans covering substantially all permanent U.S. employees. Under the plans, employees may elect to contribute a portion of their salary to the plans. The Company, at its discretion, may match a portion of the employees' contributions. In 1999, 1998 and 1997, the Company elected to match a portion of employees' contributions if a targeted earnings level was reached in the U.S. The total expense was $.4, $.4 and $.3 for 1999, 1998 and 1997, respectively.
     Effective January 1, 2000, the Company has amended its defined contribution plans to include a mandatory matching contribution. In addition, profit sharing contributions will be made if a targeted earnings level is reached in the U.S. The impact of these changes is not expected to have a material impact on the U.S. results or the Consolidated Financial Statements.

(9) Leases The Company leases property and equipment primarily under operating leases. Renewal options exist for substantially all leases.
     Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 1999:


Year
--------------------------------------------------------------------------------
2000                                            $ 53.3

2001                                              43.6

2002                                              33.9

2003                                              24.3

2004                                              14.8

Thereafter                                        57.9
--------------------------------------------------------------------------------
Total minimum lease payments                    $227.8
--------------------------------------------------------------------------------

     Rental expense for all operating leases was $108.5, $91.8 and $72.2 for the years ended December 31, 1999, 1998 and 1997, respectively.

(10) Interest and Other Expense Interest and other expense consists of the following:


                               1999      1998       1997
--------------------------------------------------------------------------------
Interest expense              $17.3     $19.2      $11.1

Interest income                (8.0)     (8.4)      (8.1)

Foreign exchange losses         1.9       2.4        1.3

Loss on sale of
accounts receivable             9.8        .7         --

Miscellaneous, net              3.8       2.7        1.9
--------------------------------------------------------------------------------
Interest and other expense    $24.8     $16.6      $ 6.2
--------------------------------------------------------------------------------


(11) Acquisitions of Businesses From time to time, the Company acquires certain franchises and unrelated companies throughout the world. In addition, in 1998, the Company made a final payment related to the 1996 acquisition of A Teamwork Sverige AB, in Sweden. The total consideration for these acquisitions was $18.8, $32.5 and $17.6 in 1999, 1998 and 1997, respectively, the majority of which was recorded as intangible assets.
     Subsequent to December 31, 1999, the Company acquired Elan Group Limited ("Elan"), a European specialty IT staffing company with significant operations in the U.K. and several other companies throughout the world. The total payments for these acquisitions was $121.7, the majority of which was recorded as intangible assets. In addition, the Elan acquisition includes approximately $44.0 in deferred consideration expected to be paid during 2000 and 2001.

(12) Contingencies The Company is involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on the Company's results of operations, financial position or cash flows.

                        (IN MILLIONS, EXCEPT SHARE DATA)

(13) Business Segment Data by Geographical Area
The Company is organized and managed on a geographical basis. Each country has its own distinct operations, is managed locally by its own management team, and maintains its own financial reports. Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has four reportable segments--the United States, France, the United Kingdom and Other Europe. All remaining countries have never met the quantitative thresholds for determining reportable segments.
     Each segment derives at least 97% of its revenues from the placement of temporary help. The remaining revenues are derived from other employment services, including contract services and training and testing of temporary and permanent workers. Segment revenues represent sales to external customers within a single country. Due to the nature of its business, the Company does not have export or intersegment sales. The Company provides employment services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a reporting segment, geographic region or for the Company as a whole.
     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national head office operating costs. This profit measure does not include nonrecurring losses, goodwill amortization, interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of Investments in subsidiaries and Intercompany accounts.


                                     1999     1998       1997
--------------------------------------------------------------------------------
Revenues from services:

United States(a)                  $2,250.5  $2,152.8   $1,993.7

Foreign:

France                             3,775.1   3,639.5    2,716.7

United Kingdom                     1,170.3   1,088.2      989.1

Other Europe                       1,517.2   1,152.6      855.4

Other Countries                    1,057.0     781.2      703.6
--------------------------------------------------------------------------------
Total foreign                      7,519.6   6,661.5    5,264.8
--------------------------------------------------------------------------------
                                  $9,770.1  $8,814.3   $7,258.5
--------------------------------------------------------------------------------
Operating Unit Profit:

United States                     $  80.3   $  78.0    $   92.6

France                              100.9      77.0        91.2

United Kingdom                       40.2      42.3        39.8

Other Europe                         63.2      49.2        38.8

Other Countries                      16.6      20.9        30.8
--------------------------------------------------------------------------------
                                    301.2     267.4       293.2

Nonrecurring expenses(b)             28.0        --          --

Write-down of capitalized
software(c)                            --      92.1          --

Corporate expenses                   35.7      39.5        33.4

Amortization of intangible
assets                                6.9       5.4         4.4

Interest and other expense           24.8      16.6         6.2
--------------------------------------------------------------------------------
Earnings before income taxes      $ 205.8   $ 113.8    $  249.2
--------------------------------------------------------------------------------

(a) Total systemwide sales in the United States, which includes sales of Company-owned branches and franchises, were $3,758.7, $3,577.2 and $3,340.2 for the years ended December 31, 1999, 1998 and 1997, respectively.
(b) Represents nonrecurring items ($16.4 after tax) in the second quarter of 1999 related to employee severances, retirement costs and other associated realignment costs.
(c) The write-down of capitalized software relates to the abandonment of an information system that was being developed in the U.S. (See Note 5 to the Consolidated Financial Statements for further information.)

                        (In millions, except share data)



                             1999      1998       1997
------------------------------------------------------
Depreciation and
  amortization expense:

United States            $   16.4   $  14.4   $   10.9

France                       12.2      12.5       10.0

United Kingdom                8.2       8.1        6.8

Other Europe                 12.1       9.0        5.9

Other Countries               6.3       4.3        2.8
------------------------------------------------------

                         $   55.2  $   48.3   $   36.4
------------------------------------------------------
Earnings from investments
  in licensees:

United States            $     .1  $     .2   $     .3

Other Europe                  2.0       1.4        2.0

Other Countries                .9        .9         .6
------------------------------------------------------

                         $    3.0  $    2.5   $    2.9
------------------------------------------------------

Total assets:

United States            $  364.4  $  285.8   $  431.9

France                    1,140.0   1,128.3      871.3

United Kingdom              269.9     230.2      201.9

Other Europe                566.3     427.6      307.3

Other Countries             293.9     253.3      190.2

Corporate (b)                84.2      66.5       44.4
------------------------------------------------------

                         $2,718.7  $2,391.7   $2,047.0
------------------------------------------------------





                                 1999      1998       1997
-----------------------------------------------------------
Investments in licensees:

United States                   $   .9    $   .5     $   .3

Other Europe                      34.0      31.5       30.1

Other Countries                    2.1       1.1        2.4
-----------------------------------------------------------

                                $ 37.0    $ 33.1     $ 32.8
-----------------------------------------------------------

Long-lived assets:

United States (a)               $ 44.2    $ 48.0     $ 82.3

Foreign:

France                            51.4      66.3       42.0

United Kingdom                    26.2      30.2       28.1

Other Europe                      42.3      34.3       19.1

Other Countries                   25.3      19.3       14.7
-----------------------------------------------------------

Total foreign                    145.2     150.1      103.9
-----------------------------------------------------------

Corporate (b)                      2.1       3.9        2.8
-----------------------------------------------------------

                                $191.5    $202.0     $189.0
-----------------------------------------------------------

Additions to long-lived assets:

United States                   $ 16.7    $ 64.0     $ 48.8

France                            16.9      33.4       17.7

United Kingdom                     4.9      10.0       11.3

Other Europe                      25.2      24.1       14.7

Other Countries                   12.2       9.4        8.5

Corporate (b)                      1.0        .9        3.2
-----------------------------------------------------------

                                $ 76.9    $141.8     $104.2
-----------------------------------------------------------


(a) Long-lived assets reflect the write-down of capitalized software related to the abandonment of an information system that was being developed in the U.S. (See Note 5 to the Consolidated Financial Statements for further information.)
(b) Corporate assets include assets that are not used in the operations of any geographical segment.

                           QUARTERLY DATA (UNAUDITED)
                      (in millions, except per share data)





                                                        First        Second         Third         Fourth
Year Ended December 31, 1999                          Quarter       Quarter        Quarter        Quarter           Total
---------------------------------------------------------------------------------------------------------------------------
Revenues from services                               $2,175.2      $2,327.6      $2,606.8        $2,660.5        $9,770.1

Gross profit                                            380.2         404.7         451.8           468.2         1,704.9

Net earnings                                             20.6          31.8          48.9            48.7           150.0

Net earnings per share                               $    .26      $    .41      $    .64        $    .64        $   1.94

Net earnings per share-diluted                       $    .26      $    .40      $    .63        $    .63        $   1.91

Dividends per share                                  $      -      $    .10      $      -        $    .10        $    .20

Market price-

High                                                 $     28      $     25 9/16 $     29 15/16  $     38 11/16

Low                                                        22 1/4        21            21  3/16        28 7/16
---------------------------------------------------------------------------------------------------------------------------


Year Ended December 31, 1998
---------------------------------------------------------------------------------------------------------------------------
Revenues from services                               $1,872.9      $2,136.1      $2,377.8        $2,427.5        $8,814.3

Gross profit                                            327.4         360.4         398.1           417.1         1,503.0

Net earnings (loss)                                      21.7          26.2          42.9           (15.1)           75.7

Net earnings (loss) per share                        $    .27      $    .32      $    .54        $   (.19)       $    .94

Net earnings (loss) per share-diluted                $    .26      $    .32      $    .53        $   (.19)       $    .93

Dividends per share                                  $      -      $    .09      $      -        $    .10        $    .19

Market price-

High                                                 $     42 9/16 $     44 7/8  $     30 1/8    $     27 7/16

Low                                                        33 5/8        27 11/16      20              19 3/8
---------------------------------------------------------------------------------------------------------------------------

The Company's common stock is listed for trading on the New York Stock Exchange, which is the principal exchange for trading in the Company's shares.

                             SELECTED FINANCIAL DATA
                      (in millions, except per share data)





Year Ended December 31                                 1999        1998       1997        1996        1995
------------------------------------------------------------------------------------------------------------
Operations Data:

Revenues from services                               $9,770.1    $8,814.3   $7,258.5    $6,079.9    $5,484.2

Gross profit                                          1,704.9     1,503.0    1,310.2     1,148.0     1,000.8

Write-down of capitalized software                          -       (92.1)         -           -           -

Operating profit                                        230.6       130.4      255.4       227.0       211.7

Net earnings                                            150.0        75.7      163.9       162.3       128.0
------------------------------------------------------------------------------------------------------------


Per Share Data:

Net earnings                                         $    1.94   $    .94   $   2.01    $   1.98    $   1.68

Net earnings-diluted                                      1.91        .93       1.97        1.94        1.59

Dividends                                                  .20        .19        .17         .15         .13
------------------------------------------------------------------------------------------------------------


Balance Sheet Data:

Total assets                                         $2,718.7    $2,391.7   $2,047.0    $1,752.3    $1,517.8

Long-term debt                                          357.5       154.6      189.8       100.8        61.8
------------------------------------------------------------------------------------------------------------

The Notes to Consolidated Financial Statements should be read in conjunction with the above summary, specifically Note 5 which discusses the write-down of capitalized software.

                              Corporate Information



International Headquarters              DIRECTORS                                EXECUTIVE OFFICERS

P.O. Box 2053                           John R. Walter, Chairman                 Jeffrey A. Joerres
5301 North Ironwood Road                Retired President and COO of             President & Chief Executive Officer
Milwaukee, WI  53201  USA               AT&T Corp. and Chairman
414-961-1000                            of Ashlin Management Corp.               Terry A. Hueneke
www.manpower.com                                                                 Executive Vice President
                                        Jeffrey A. Joerres                       The Americas, Japan, Australia
TRANSFER AGENT AND REGISTRAR            President & Chief Executive Officer      and the Far East
                                        Manpower Inc.
ChaseMellon Shareholder                                                          Michael J. Van Handel
Services, L.L.C.                        Dudley J. Godfrey, Jr.                   Senior Vice President,
New York, NY                            Senior Partner                           Chief Financial Officer and Secretary
www.chasemellon.com                     Godfrey & Kahn, S.C.

Stock Exchange Listing

NYSE Symbol: MAN                        Marvin B. Goodman                        SENIOR MANAGEMENT
                                        Retired principal shareholder and
10-K REPORT                             officer of Manpower Services             Michael Grunelius
                                        (Toronto) Limited, a Company franchise   Managing Director
A copy of form 10-K filed with                                                   France & Region
the Securities and Exchange             J. Ira Harris
Commission for the year ended           Chairman of J.I. Harris & Associates     Yoav Michaely
December 31, 1999 is available          and Vice Chairman of The Pritzker        Senior Vice President
without charge after March 31, 2000     Organization, L.L.C.                     Other Europe, Middle East
by writing to:                                                                   and Africa

Michael J. Van Handel                   Newton N. Minow
Manpower Inc.                           Counsel and former partner of            Dominique Turcq
P.O. Box 2053                           Sidley & Austin                          Senior Vice President
5301 North Ironwood Road                                                         Strategic Planning
Milwaukee, WI  53201  USA               Gilbert Palay
                                        Retired Senior Executive
ANNUAL MEETING OF SHAREHOLDERS          Vice President, Manpower Inc.

April 17, 2000
10:00 a.m.                              Dennis Stevenson
Marcus Center for the Performing Arts   Chairman of AerFi Group,
929 North Water Street                  Halifax plc and Pearson plc
Milwaukee, WI  53202  USA
                                        Terry A. Hueneke
                                        Executive Vice President
                                        Manpower Inc.

                                                 Principal Operating Units

Argentina           Finland              Korea                  Puerto Rico
Australia           France               Luxembourg             Russia
Austria             Germany              Malaysia               Singapore
Belgium             Greece               Mexico                 South Africa
Bolivia             Guatemala            Monaco                 Spain
Brazil              Hong Kong            Morocco                Sweden
Canada              Honduras             Netherlands            Switzerland
Chile               Hungary              New Zealand            Taiwan
Colombia            India                Norway                 Thailand
Costa Rica          Ireland              Panama                 United Kingdom
Czech Republic      Israel               Paraguay               United States
Denmark             Italy                Peru                   Uruguay
Ecuador             Japan                Portugal               Venezuela

 Design: Edelman Worldwide  Photography: Kevin Anderson  Printing: Active
 Graphics

                                [MANPOWER LOGO]


International Headquarters P.O. Box 2053, 5301 North Ironwood Road, Milwaukee, Wisconsin 53201 USA

Telephone 414-961-1000 www.manpower.com

                      AR-100  (3100)(c) 2000 Manpower Inc.