Form 10-K405, Exhibit 13
period 2000-12-31
MANPOWER INC /WI/
filed 2001-04-02
CIK 871763

                                  [FRONT PHOTO]

                          BILINGUAL CALL CENTER AGENT


                                   VENEZUELA

Manpower Venezuela used a creative compensation idea to win the staffing business for 3 call centers operated by the national telecommunications company, CANTV. Rather than receiving payment for each person assigned to work in the call centers, Manpower's compensation is performance-based, with a set rate to be paid for each call that is efficiently handled.


                                  [BACK PHOTO]

                                     POWER

                                  [FRONT PHOTO]

                                     SOLDIER


                                    AUSTRALIA

The Australian Defense Force, in an unprecedented move, decided to outsource its recruitment of military personnel to Manpower in 2000, due to our ability to provide a full-service solution, in part, through a collaborative effort with our new Empower Group operating unit. Approximately 10,000 full-time soldiers and reserve personnel will be needed per year, and the ADF expects the outsourcing agreement to cut its recruiting costs by 30 percent.


                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                   PC BUILDER


                                  UNITED STATES

In North Carolina, USA, Manpower's Workforce Flexing Program helped IBM create significant savings associated with contractor staffing costs. Our Managed Services program includes a full management and support staff to recruit and train Manpower employees to support IBM PC Manufacturing, IBM Customer Solutions Center and administrative/clerical functions. Manpower accomplished critical staffing objectives -- in a market with a 1.4% unemployment rate average.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                   SUPERVISOR


                                    GERMANY


Weltbild, a media enterprise that publishes and sells books, CDs and videos by mail order, is one of the major players of its kind in Germany. To gain a more efficient and flexible recruitment process, the company decided to outsource the recruiting function to Manpower Germany. We were able to successfully recruit 800 employees in a ten-week period and provide on-site management of the workforce, consistent with our worldwide reputation for delivering results.

                                  [BACK PHOTO]

                                     POWER

                                  [FRONT PHOTO]

                                  TICKET AGENT


                                    HONG KONG

Over the past several years, Cirque de Soleil has turned to Manpower in several countries worldwide to staff its popular shows. This year, Manpower was hired to staff the 2-1/2 month show, "Saltimbanco" during its run in Hong Kong. Within a 2-week period, Manpower Hong Kong succeeded in recruiting 150 staff for a wide range of positions. We also provided on-site management of the temporary employee workforce for the duration of the show.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                PAYROLL MANAGER


                                    ECUADOR

Outsourcing business functions has become a popular way for companies to improve their productivity and efficiency measures. In Ecuador, payroll outsourcing has become a growing part of the Manpower service mix, with clients such as MasterCard, Johnson & Johnson, Albonova and Gillette.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                    WAITRESS


                                     BELGIUM

Manpower was the first European staffing firm to open an in-house branch within a football stadium. At every football (soccer) game in the Anderlecht stadium, Manpower Belgium recruits and manages 200 trained temporary employees for the catering and hospitality areas of the stadium.


                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                              CONSTRUCTION WORKER


                                   SWITZERLAND

Manpower opened four new offices in 2000 to support a major construction project in Switzerland, which consists of building two tunnels through the Alps to ease transportation across the country. We are providing temporary construction workers for three different firms that are managing the project: AST from Austria, SATCO based in England, France, Sweden and Switzerland; and Matrans, a merger of French, Austrian and Swiss companies.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                  SALESPERSON


                                    ARGENTINA

Through its dedicated sales personnel division, SalesPower, Manpower Argentina recruited, selected and trained more than 1,000 sales people for Movicom Bell South, helping the telecommunications company to become the leading seller of wireless phones in Argentina in 2000.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                WAREHOUSE WORKER


                                    SINGAPORE

Manpower Singapore provides the total HR solution for the provision of logistics warehouse staff, including supervisors, for Sandvik Coromant, in Singapore. The scope of work includes selection of supervisors and deployment to Sandvik's facility in Holland for training. Manpower Singapore has been responsible for staffing the facility, plus developing and implementing HR processes and procedures, including achievement recognition programs, performance bonus programs and performance evaluation programs.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                   PROGRAMMER


                                 ELAN GROUP LTD.

Leading blue chip companies with major IT projects turned to Elan in 2000 to provide the right resources for the job in the United Kingdom, Netherlands, Ireland, Switzerland, Germany and Hong Kong. Elan's managed service business supplied on-site IT staffing services to global clients in the telecommunications and software services sectors, providing improved delivery of scarce human resources and organizational efficiencies.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                SYSTEMS ENGINEER


                                      JAPAN

As a preferred staffing vendor for global corporations like Hewlett-Packard, American Express and AIG, Manpower Japan is rapidly expanding its presence and quality reputation throughout the country. In 2000, we expanded our office network by 100 percent and opened dedicated recruiting and testing offices to meet the growing demand for our services.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                     WELDER


                                     FRANCE

In response to the shortage of skilled workers in the industrial, construction and logistics sectors, Manpower France launched a nationwide program designed to recruit and train more than 1,000 people for new careers in 20 occupations with noted regional shortages. The program was completely financed by Manpower, with a budget of 15 million francs (US$2.3 million), and was open to anyone, regardless of age, level of education or previous employment experience. Manpower successfully provided a new pool of workers for our customers, and created new career opportunities for people to work as welders, masons, draftsmen and other skilled occupations.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                IT ADMINISTRATOR


                                     FINLAND

In 2000, Manpower Finland began a large-scale Solutions Management and Cooperation agreement with International Computers Limited, a global IT company belonging to the Fujitsu Group, which is Europe's leading provider of e-business and e-infrastructure solutions. In addition to staffing IT and administrative positions, we provide facility management services, support systems and human resource services for ICL's e-infrastructure outsourcing projects at companies like Nokia, another key Manpower client in Finland.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                TRAINING MANAGER


                                    COLOMBIA

Training services are a hallmark of Manpower's brand leadership around the world. Many companies hire us to provide training to their employees as a stand-alone service due to our quality reputation. In Colombia, we provide temporary employees for Almacenes Exito, as well as a comprehensive training program, including Quality Service, Personal Presentation Skills, Values and other topics, for employees in Medellin, Bogota and Cali.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                   ASSEMBLER


                                     AUSTRIA

In Austria, Manpower played a critical role in helping Magna, a leading global supplier of technologically advanced automotive systems, resolve the high labor turnover in three of its sites. We developed a plan to create precise job specifications and use Manpower's proprietary Ultradex system to assess the skills of job candidates and place them in jobs that match their skills. As a result, the turnover rate has been reduced from 35% to nearly zero, and Manpower has become a preferred supplier for the three Magna sites.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                    RECRUITER


                                     ISRAEL

Manpower Israel manages several C.V. Centers (resume centers) as an outsourced function for high technology companies like Lucent, Intel and Applied Materials. Our expertise in recruiting, assessment of the candidates' skills and abilities, and management of the employee intake process, provides these clients with a more efficient way to recruit talented employees in the highly competitive technology sector.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                             CONTACT CENTER MANAGER


                                 UNITED KINGDOM

In the United Kingdom, Manpower provided a total contact center solution for leading CRM specialist, 7C, during 2000. In addition to providing the building and associated infrastructure, Manpower recruited the management team and a full workforce of contact center agents. The contact center supports 7C's client, ONdigital, the world's first digital terrestrial TV platform. The center opened at the end of July and, by late December, had handled its one-millionth call for ONdigital.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                    ENGINEER


                                     DENMARK

Manpower provides companies worldwide with professional staff in fields such as engineering, information technology, and laboratory science, to fill their needs for expert assistance on short-term projects. In Denmark, engineers are frequently provided for companies like Glunz & Jensen, a manufacturer of process automation equipment. The contractor lifestyle is increasingly attractive to professionals in these fields because of the flexible work schedule and the variety of experience that they can gain in a short period of time.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]


                             PRODUCTION LINE WORKER


                                     MEXICO

In Mexico, Manpower provides large-scale recruiting services for manufacturers like Solectron through the use of creative techniques such as mobile recruitment teams. They travel with vans and portable recruitment stands to find the qualified employees needed to fill the jobs. In 2000, our teams visited 40 villages as far as 55 miles away from the Solectron facilities to find the qualified workers.


                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                 HR CONSULTANT


                                THE EMPOWER GROUP

A key development for Manpower in 2000 was the launch of its Empower Group operating division to provide organizational performance consulting services to major companies worldwide. From its official opening in July with offices in 10 countries, The Empower Group has generated great interest from many of the world's largest corporations who are seeking more effective ways to manage their human resources.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                               WEB SITE DEVELOPER


                                     SWEDEN

The explosion in e-business worldwide has been particularly evident in countries like Sweden, which has embraced technology more quickly than other areas of the world. For Manpower, this technically savvy culture serves as a fertile proving ground for new technologies. Manpower Sweden now operates the largest e-recruitment Web site in the country, offering its services free of charge for both its customers and its candidates. This has transformed the market and resulted in a substantial increase in market share.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                    MECHANIC


                                      ITALY

Manpower Italy provided an average of 1,300 temporary employees to Fiat at four different locations across Italy during 2000. Our services included on-site management of the temporary workforce, as well as recruiting, assessment and selection of all candidates. In addition, we created a program called "Iride" to support qualified candidates who were available to work at Fiat, but needed to move from other areas of Italy in order to accept the jobs. "Iride" provided the candidates with grants and other assistance, including temporary accommodations, to ease their transition to their new residence.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                  STORE CLERK


                                      SPAIN

In Barcelona, Spain, Manpower is finding new ways to fill Sales Clerk positions for Zara boutiques, one of the retail clothing stores owned by Inditex, the third largest textile company in the world. Our talented recruiters target places that are frequented by young, fashionable people who are accustomed to dealing with the public - colleges, dance clubs and other retail stores. This successful program is expanding to the other stores of Inditex in 2001, including Pull & Bear, Bershka, Stradivarius and Massimo Dutti.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                   ACCOUNTANT


                                     NORWAY

In 2000, Manpower Norway formed a joint venture company with one of its top customers, Norsk Hydro, to provide a more consistent approach to Hydro's workforce of temporary employees. Quality People is 50.1% owned by Manpower and 49.9% owned by Hydro, and we jointly share the responsibility for managing Hydro's workforce of temporary employees. The joint venture provides a single resource for the 1,000 employees that work for Hydro every day, including office workers, engineers, accountants and IT consultants.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                SYSTEMS ANALYST


                                  PHILIPPINES

Systems Integration Solutions (SIS), a rapidly growing US-based IT consulting services company, relies on Manpower to recruit highly skilled IT experts for its operations in the Philippines. By outsourcing the recruitment of permanent employees to Manpower Philippines, SIS is able to focus more of its employees on client service and other core business functions.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                    TEACHER


                                  NETHERLANDS

A few short years ago, the Ministry of Education in the Netherlands turned to Manpower for a solution to the substantial shortage of school teachers. To solve this problem, Manpower has recruited and retrained more than 3,500 former teachers, as well as people from other careers, to fill the teaching vacancies - and this work continues today. As a result, Manpower has become the market leader in staffing services for the elementary and secondary education system in the Netherlands, providing career development, relocation and outplacement services, as well as mobility plans and substitute teacher pools.

                                  [BACK PHOTO]

                                     POWER

                                 [FRONT PHOTO]

                                  MERCHANDISER


                                     URUGUAY

Manpower Uruguay manages a workforce of more than 400 people for Supermarket Devoto, part of the Geant - Excel Group, during the summer months in the cities of Punta del Este and Piriapolis. The employees required for this customer include warehouse workers, customer service representatives, accounting clerks and merchandisers who present products and promotions to customers at the stores.

                                  [BACK PHOTO]

                                     POWER

With more than 2.7 million skilled, talented people in 59 countries worldwide, we deliver top-caliber staffing solutions to more than 400,000 customers around the globe.

                                    MANPOWER

                                   CEO Letter

Dear Shareholder,

The people of Manpower throughout the world marked an impressive performance in all categories in 2000. We entered the year with ambitious plans to advance Manpower's profitability, visibility, and durability, and our efforts are being rewarded.

            In 2000, Manpower achieved new records. Systemwide sales reached $12.4 billion, which is an organic growth rate of 15% in constant currency, but most importantly operating margins rose to record levels totaling $311 million, up 34.8% from 1999. This resulted in earnings per diluted share of $2.22, a 16% increase. Additionally, good progress was made on working capital with free cash flow of $130 million.

            These results are good to report, but much more remains to be done. Changing markets, new economic uncertainty, increasingly complex customer needs, and the continual worldwide tightening of the labor market - these and many other factors continue to affect our company. We view many of these market forces as real opportunities for Manpower.


Manpower Inc.                                                                 57

            The condition of the labor market is an important issue on everyone's mind -- from corporate executives to employees -- and this is true in all geographies. This concern has served to increase our visibility on many fronts. As a result, over 400,000 customers and 2.7 million employees have found that Manpower is the answer. The responsibility to resolve the challenges of the workforce, from both the employer and employee perspectives, is one that we assume with pride and passion. We know that we owe our success to the power of people and our ability to match a person's skills with our customer's job requirements to ensure these working relationships are successful for everyone involved.

            Our efforts in the year 2000 were concentrated on expanding the key assets of the company. We continued to grow our network of offices to nearly 3,700 in 2000 with more than 285 new offices, which has strengthened our position in some of the fastest growing markets throughout the world. Countries like Sweden, Italy and Japan all added offices and continue to show positive signs of handsome returns to our shareholders. France contributed to share-holder value in extraordinary terms by increasing gross margins and improving operating profits by $30 million - or 49% in local currency.

58                                                                 Manpower Inc.

            We also continued to expand our wide array of services to our customers. We have recognized for several years that our customers need more help in the area of specialty and professional staffing services. Accordingly, we have invested in developing our specialty staffing resources, which now account for nearly 20% of our total business. Manpower Professional in the U.S. grew at 12%, which substantially exceeded industry growth, and we are poised to do even better in 2001. Additionally, we have begun to expand our IT staffing capabilities across continental Europe under the Elan brand. Elan Group Ltd., our European IT staffing subsidiary, has been fully integrated since we acquired it in January 2000. By combining Manpower's IT staffing services with Elan's capabilities, we now offer the premier service capabilities in the U.K. market.

            Globally, we launched The Empower Group in 2000. We developed this independent operating unit through a combination of acquisitions, alliances, and internal capabilities, to provide human resource consulting services to our major customers. Headquartered in London, The Empower Group is strategically important for our customer base, as they rely on us to supply a higher level of expertise to help them overcome the challenges of the tight labor market and

Manpower Inc.                                                                 59
navigate the constantly changing dynamics of their organizational structures. The Empower Group currently has offices across the Americas, Europe and Asia/Pacific, and we plan to expand its size and number of locations throughout 2001.
            Technology plays a key role in business today, and it will continue to be a critical business issue as we move into the future. At Manpower, our commitment to technology remains strong, as we believe that the Internet is revolutionizing the staffing industry and offers tremendous opportunities to strengthen our relationships with our customers and our temporary employees. E-commerce may appear to have settled down because of the cooling of the "dot-coms," but it is no less important than it was a year ago. The difference now is that results must accompany the vision, and that is the standard to which we are holding ourselves. Our view of e-commerce is that it is a powerful and effective means to conduct business with our customers, and we have made great progress connecting our customers to us via the Internet. In fact, nearly $300 million worth of staffing business is conducted annually through our Internet offering on a global basis.

60                                                                 Manpower Inc.

            Additionally, we have used our global resources to discover and develop new and better ways of attracting people to Manpower so that we can assign employees to job assignments more accurately and efficiently than ever before. This has been achieved, in part, by delivering a wealth of free training to our employees over the Internet, and offering our people challenging assignments working at some of the most exciting companies throughout the world.

            These accomplishments throughout the year 2000 have added to the diversity of Manpower's offerings and earnings. Our expansion in offices, our expansion in services, and our expansion in our customer base will add to the durability of our earnings as we enter into potentially unpredictable economies. The rapid rate of economic growth that we have experienced in the U.S. and many markets worldwide in the past year is expected to slow markedly in 2001. We began, in fact, to feel the effects of the slowdown in the fourth quarter of 2000. While the extent and impact of the slowing economy remains to be seen, we believe our geographic spread and wide range of services can reduce our exposure to these changes over the next year.

Manpower Inc.                                                                 61

            We have accomplished a tremendous amount over the past year. We have improved the ways in which we operate; leveraging the strength of our global brand, our worldwide network, and our combined expertise and knowledge more effectively than ever before. When you look at our financial results, our range of services, our quality, and our ability to respond to customers' increasingly complex requests, it is clear to see how far we have come. This progress is a credit to the hard work and diligence of the Manpower people around the world - and I thank them for their efforts.

            We had a good year in 2000, but we have only started to demonstrate what this company is capable of achieving. All of us at Manpower are focused on the power of people to make 2001 even better.

Cordially,

/s/ JEFFREY A. JOERRES                                                   [PHOTO]

Jeffrey A. Joerres President and CEO March 1, 2001

62                                                                 Manpower Inc.

                              Financial Highlights


                SYSTEMWIDE SALES(a) (in millions of U.S. Dollars)


                               [PERFORMANCE GRAPH]


                     REVENUES (in millions of U.S. Dollars)


                               [PERFORMANCE GRAPH]


                OPERATING MARGIN(b) (in millions of U.S. Dollars)


                               [PERFORMANCE GRAPH]

(a) Represents total sales of Company-owned branches and franchises.
(b) Represents Operating profit excluding nonrecurring items in 1999 and 1998.

Manpower Inc.                                                                 63

                                TABLE OF CONTENTS

65            MANAGEMENT'S DISCUSSION AND ANALYSIS   CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY 79

74        REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      80

75           CONSOLIDATED STATEMENTS OF OPERATIONS   QUARTERLY DATA (UNAUDITED)                      95

75 SUPPLEMENTAL SYSTEMWIDE INFORMATION (UNAUDITED)   SELECTED FINANCIAL DATA                         96

76                     CONSOLIDATED BALANCE SHEETS   CORPORATE INFORMATION                           97

78           CONSOLIDATED STATEMENTS OF CASH FLOWS   PRINCIPAL OPERATING UNITS                       98

64                                                                 Manpower Inc.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                of Financial Condition and Results of Operations

Nature of Operations

Manpower Inc. (the "Company") is a global staffing leader delivering high-value staffing and workforce management solutions worldwide. Through a system-wide network of nearly 3,700 offices in 59 countries, the Company provides a wide range of human resource services including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training and development; and organizational-performance consulting.

         The staffing industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among customers and in the industry itself.

         The Company attempts to manage these trends by leveraging established strengths, including one of the staffing industry's best-recognized brands; geographic diversification; size and service scope; an innovative product mix; and a strong customer base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our customers need and high-value work-force management solutions.

         Systemwide information referred to throughout this discussion includes both Company-owned branches and franchises. The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. (See Note 1 to the Consolidated Financial Statements for further information.)

Systemwide Offices
--------------------------------------------------
                          UNITED STATES     1,155

                          FRANCE              927

                          UNITED KINGDOM      292

                          OTHER EUROPE        926

                          OTHER COUNTRIES     385                    [PIE CHART]
==================================================

Results of Operations - Years Ended December 31, 2000, 1999 and 1998

CONSOLIDATED RESULTS - 2000 COMPARED TO 1999 Systemwide sales increased 8.1% to $12.4 billion in 2000 from $11.5 billion in 1999.

         Revenues from services increased 11.0%. Revenues were unfavorably impacted during the year by changes in currency exchange rates, as the U.S. Dollar strengthened relative to the functional currencies of the Company's European subsidiaries. At constant exchange rates, the increase in revenues would have been 20.8%. The increase in revenue includes the impact of acquisitions made during 2000. Organic constant currency revenue growth was approximately 19%.

         Operating profit increased 34.8% during 2000. Excluding the impact of the $28.0 million of nonrecurring items recorded in 1999, related to employee severances, retirement costs and other associated realignment costs, Operating profit increased 20.2%. As a percentage of revenues, Operating profit, excluding the non-recurring items, increased 30 basis points (.3%) to 2.9% in 2000.

         Gross profit increased 14.2% during 2000, reflecting both the increase in revenues and an improvement in the gross profit margin. The gross profit margin improved to 18.0% in 2000 from 17.5% in 1999 due primarily to the enhanced pricing in France and the Company's continued focus on higher-margin business.

         Selling and administrative expenses increased 10.9% during 2000. Excluding the impact of the nonrecurring items recorded in 1999, Selling and administrative expenses increased 13.1%. As a percent of Gross profit, excluding nonrecurring items, these expenses were 84.0% in 2000 and 84.8% in 1999. This improvement was achieved despite the increased administrative costs in France resulting from the 35 hour work week instituted during 2000 and the investments in Manpower Professional in the U.S. and new markets worldwide. The Company opened more than 285 offices during 2000, with the majority being opened throughout mainland Europe.

         Interest and other expenses increased $21.0 million during 2000 due primarily to higher net interest expense levels. Net interest expense was $27.7 million in 2000 compared to $9.3 million in 1999. This increased expense is due to higher borrowing levels required to finance the Company's acquisitions, the share repurchase program and the ongoing investments in its global office network.

                                                                              65
Manpower Inc.

                of Financial Condition and Results of Operations

         The Company provided for income taxes at a rate of 35.4% in 2000 compared to 27.1% in 1999. The increase in the rate primarily reflects the impact of the 1999 nonrecurring items, including a one-time tax benefit of $15.7 million related to the Company's dissolution of a non-operating subsidiary. Without these nonrecurring items, the 1999 tax rate would have been 35.5%. The 2000 rate is different than the U.S. Federal statutory rate due to foreign repatriations, foreign tax rate differences, state income taxes and net operating loss carryforwards which had been fully reserved for in prior years.

         Net earnings per share, on a diluted basis, increased 16.2% to $2.22 in 2000 compared to $1.91 in 1999. Excluding the nonrecurring items recorded in 1999, diluted earnings per share was $1.92. The 2000 earnings per share, on a diluted basis, was negatively impacted by the lower currency exchange rates during the year. At constant exchange rates, 2000 diluted earnings per share would have been $2.52, an increase of 31.9% over 1999. The weighted average shares outstanding decreased 2.0% for the year due to the Company's treasury stock purchases. On an undiluted basis, net earnings per share was $2.26 in 2000, which compares to $1.95 in 1999, excluding the nonrecurring items.

CONSOLIDATED RESULTS - 1999 COMPARED TO 1998 Systemwide sales were $11.5 billion during 1999, increasing 9.4% over the 1998 level of $10.5 billion.

         Revenues from services increased 10.8%. Revenues were unfavorably impacted during the year by changes in currency exchange rates, as the U.S. Dollar strengthened relative to the currencies in most of the Company's non-U.S. markets. At constant exchange rates, the increase in revenues would have been 13.2%.

         Operating profit increased 76.9% during 1999. Excluding the impact of the $28.0 million of nonrecurring items recorded in 1999, and the $92.1 million write-down of capitalized software in 1998, Operating profit increased 16.3%. As a percentage of revenues, Operating profit increased to 2.6% in 1999 from 2.5% in 1998.

         Gross profit increased 13.4% during 1999, reflecting both the increase in revenues and an improvement in the gross profit margin. The gross profit margin improved to 17.5% in 1999 from 17.1% in 1998 due primarily to the enhanced pricing of our business in France.

         Selling and administrative expenses increased 15.1% during 1999. Excluding the impact of the nonrecurring items recorded in 1999, Selling and administrative expenses increased 12.9%. As a percent of Gross profit, these expenses were 84.8% in 1999 and 85.2% in 1998, excluding nonrecurring items. This improvement was achieved despite an increase in France's business tax (taxe professionnelle) and the continued investment in new or expanding markets. On a worldwide basis, the Company opened more than 200 new offices during 1999, with the majority being opened throughout mainland Europe.

         Interest and other expense increased $8.2 million during 1999 primarily due to the higher borrowing levels required to finance the Company's share repurchase program and the ongoing investments in its global office network.

         The Company provided for income taxes at a rate of 27.1% in 1999 compared to 33.5% in 1998. The decrease in the rate primarily reflects the nonrecurring items, including a one-time tax benefit of $15.7 million in 1999. Without these nonrecurring items, the tax rate would have been 35.5%, which is different than the U.S. Federal statutory rate due to foreign repatriations, foreign tax rate differences and net operating loss carryforwards which had been fully reserved for in prior years.

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

66                                                                 Manpower Inc.

SEGMENT RESULTS The Company is organized and managed on a geographical basis. Each country has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each country reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of the Company's operations have been segregated into the following segments - the United States, France, the United Kingdom, Other Europe and Other Countries. (See Note 14 to the Consolidated Financial Statements for further information.)

Systemwide Sales
---------------------------------------------------
(in millions              UNITED STATES    3,814.9
of U.S. Dollars)
                          FRANCE           3,939.2

                          UNITED KINGDOM   1,453.1

                          OTHER EUROPE     2,051.4

                          OTHER COUNTRIES  1,186.3                   [PIE CHART]
===================================================

United States - Systemwide sales in the United States reached a new record high, exceeding $3.8 billion. Revenues also reached a new high, increasing 7% to $2.4 billion. While year-over-year revenue growth rates were generally stable for the first nine months of the year, the U.S. experienced slower growth rates in the fourth quarter as a result of the slowing U.S. economy.

         Manpower Professional was the fastest growing sector within the U.S. with revenues increasing 12% during the year. Expansion of higher-value service through the Manpower Professional brand was a primary objective of the U.S. organization.

         Operating profit increased 5% to $84.6 million, while the operating margin declined slightly to 3.5% from 3.6% in 1999. During the year, the U.S. organization implemented a number of productivity initiatives, the savings of which were offset by additional investments in Manpower Professional.

         The company acquired three U.S. franchises during the year, adding approximately $50 million of revenue. The impact of these acquisitions on Operating profit was negligible.


United States            Systemwide Sales          Operating Profit
--------------------------------------------------------------------------------
(in millions             4,000                     100
of U.S. Dollars)         3,200 +7%   +5%   +2%      80  -16%  +3%  +5%
                         2,400 98    99    00       60   98   99   00
                         1,600                      40
                           800                      20       [PERFORMANCE CHART]
================================================================================

France - Revenues in France grew 20% in local currency to FFR 28.0 billion ($3.9 billion). This strong organic growth rate, which slightly exceeded the staffing industry's market rate of growth, was fueled by the strong French economy.

         More importantly, our French organization was able to achieve this strong revenue gain while improving operating margins. Operating profit increased 49% in local currency in 2000, following a 39% improvement in 1999. Operating profit margins improved to 3.3% in 2000, representing the second consecutive year with a 60 basis point improvement. These improvements are primarily the result of enhanced pricing initiatives.

France                  Revenue              Operating Profit
--------------------------------------------------------------------------------
(in millions
of U.S. Dollars)        4,000 +34%  +4%  +4%       140 -16% +31% +29%
                        3,200  98   99   00        120  98   99   00
                        2,400                      100
                        1,600                       80
                          800                       60
                                                    40
                                                    20       [PERFORMANCE GRAPH]
================================================================================

United Kingdom - In January 2000, the Company acquired Elan Group Limited (`Elan'), a European specialty IT staffing company with significant operations in the U.K. (See Note 11 to the Consolidated Financial Statements for further information.) All of the Company's IT business in the U.K. has been integrated into Elan, strengthening our position as the leading IT staffing provider in the U.K. The Company expects that this integration will provide a strong platform for the rapid expansion of its IT staffing business throughout mainland Europe.

         Revenues in the U.K. grew 33%, in local currency, reaching $1.5 billion for the year 2000. This growth includes the impact of the Elan acquisition.

Manpower Inc.                                                                 67
                of Financial Condition and Results of Operations

         Operating profit margins declined 20 basis points during the year, reflecting the continued price competition of the large account business and the impact of the slowdown in the IT sector in the U.K. The Manpower brand has begun implementing a program expected to achieve higher gross margins and improved productivity through its office network.

         The Brook Street brand had a very good performance, with revenues increasing 11%, in local currency. Operating profit increased 23%.

United Kingdom                  Revenue              Operating Profit
--------------------------------------------------------------------------------
(in millions
of U.S. Dollars)        5,000 +10%  +8%  +24%       50 +6%  -5% +15%
                        1,200  98   99    00        40  98   99   00
                          900                       30
                          600                       20
                          300                       10
                                                             [PERFORMANCE GRAPH]
================================================================================

Other Europe - Revenues in the Other Europe segment grew 29% in constant currency during 2000, reaching $1.9 billion. This represents the fourth consecutive year of organic constant currency growth in excess of 25%.

         Operating profit was also very strong, increasing in excess of 50% on a constant currency basis. Operating profit reached $89.1 million in 2000, more than doubling over the last three years.

         This strong revenue and profit growth is the direct result of significant new office investments the Company has made over the last several years, particularly in fast growing markets such as Italy, Sweden and Germany.

During 2000, the Company opened almost 150 offices in the Other European markets and has opened over 700 offices in this market during the past five years.

Other Europe                  Revenue              Operating Profit
--------------------------------------------------------------------------------
(in millions
of U.S. Dollars)        2,000 +32% +29% +14%       100 +14% +29% +31%
                        1,500  98   99   00         80  98   99   00
                        1,000                       60
                          500                       40
                            0                       20
                                                             [PERFORMANCE GRAPH]
================================================================================

Other Countries - Revenues in the Other Countries segment exceeded $1.1 billion, increasing 26% in U.S. dollars and constant currency.

         The Company's largest operation within this segment is Japan, where revenues increased 19% in local currency during 2000. Revenue growth improved throughout the year, ending with a fourth quarter revenue increase of 26%. This increase in revenue reflects the improving economy and strong secular trends toward greater usage of flexible staffing. The Company continues to invest in Japan, opening 27 offices during 2000, and is well positioned for future growth opportunities.

         Our operations in Canada, Mexico and Asia posted local currency revenue growth of 28%, 18%, and 56%, respectively, in 2000 while improving operating profit margins. These results reflect the benefit of our continued investment in these regions, where we added 27 offices during 2000 and 52 offices during the past two years.

         The operating profit margin for the segment overall remained stable during the year, as our continued investment in these markets offset operating profit margin gains in other countries.

Other Countries         Revenue                   Operating Profit
--------------------------------------------------------------------------------
(in millions
of U.S. Dollars)        1,200 +11% +40% +26%       20 -27% -36% +24%
                          900  98   99   00        15  98   99   00
                          600                      10
                          300                       5
                                                             [PERFORMANCE GRAPH]
================================================================================

Liquidity and Capital Resources

CASH SOURCES Cash provided by operating activities during 2000 was $157.9 million compared to a $.5 million use of cash in 1999. Cash provided by operating activities for 1998 was $265.2 million. The accounts receivable securitization impacted the cash balances by $(55.0) million, $25.0 million and $175.0 million during 2000, 1999 and 1998, respectively. (See "Capital resources" for a discussion of this program). Excluding the accounts receivable securitization, changes in working capital also significantly impacted cash. Cash used to support working capital needs during 2000, 1999 and 1998 was $31.0 million, $275.2 million and $107.7 million, respectively. The primary reason for the decrease in working capital needs from 1999 to 2000 is better working capital management evidenced by the reduction in consolidated DSO levels for much of

68                                                                Manpower Inc.

2000. The increase in working capital needs from 1998 to 1999 was due to the revenue growth in France and Italy, as it is normal in these markets to have a DSO in excess of 70 days. Cash provided by operating activities before working capital changes was $243.9 million, $249.7 million and $197.9 million during 2000, 1999, and 1998, respectively.

         Accounts receivable increased to $2,094.4 million at December 31, 2000 from $1,897.6 million at December 31, 1999. This change is due to the increased sales levels in all of the Company's major markets and a $55.0 million reduction in the amount of accounts receivable sold under the Company's securitization agreement. At constant exchange rates, the receivables balance would have been $145.0 million higher.

         Net cash provided by borrowings was $71.8 million and $246.6 million in 2000 and 1999, respectively. Borrowings in 2000 and 1999 were used for acquisitions, investments in new markets, capital expenditures and repurchases of the Company's common stock. In 1999, borrowings were also used to fund working capital growth.

CASH USES Capital expenditures were $82.6 million, $74.7 million and $140.8 million during 2000, 1999 and 1998, respectively. These expenditures are primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $6.9 million, $3.0 million and $40.1 million in 2000, 1999 and 1998, respectively.

         In January 2000, the Company acquired Elan and as of December 31, 2000, the total consideration paid for Elan was approximately $116.2 million. In addition, there is approximately $30.0 million in deferred consideration expected to be paid during March 2001.

         From time to time, the Company acquires and invests in companies throughout the world. The total consideration paid for such transactions, excluding the acquisition of Elan in 2000, was $60.2 million, $18.8 million and $32.5 million in 2000, 1999 and 1998, respectively.

         The Board of Directors has authorized the repurchase of 15 million shares under the Company's share repurchase program. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. At December 31, 2000, 8.9 million shares at a cost of $249.8 million have been repurchased under the program, $20.0 million of which were repurchased during 2000.

         During September 2000, the Company entered into a forward repurchase agreement to purchase shares of its common stock under its share repurchase program. Under the agreement, the Company will, from time to time over the next two years, repurchase a total of one million shares at a forward price of $31.70, which approximates the market price at the inception of the agreement, plus a financing charge. The Company may choose the method by which it settles the agreement (i.e., cash or shares). As of December 31, 2000, no shares have been purchased under this agreement.

         The Company paid dividends of $15.1 million, $15.3 million and $15.2 million in 2000, 1999 and 1998, respectively.

         Cash and cash equivalents decreased by $60.0 million in 2000 compared to increases of $61.2 million and $38.2 million in 1999 and 1998, respectively.

CAPITALIZATION Total capitalization at December 31, 2000 was $1,297.9 million, comprised of $557.5 million of debt and $740.4 million of equity. Debt as a percentage of total capitalization at December 31, 2000 remained consistent with the prior year at 43%.

Total Capitalization
--------------------------------------------------------------------------------
(in millions                1,500
of U.S. Dollars)            1,200
                            1,000
                              750
                              500
- Debt                        250
- Equity
                                  96      97      98      99      00

                                                             [PERFORMANCE CHART]
================================================================================

Manpower Inc.                                                                 69
                of Financial Condition and Results of Operations

CAPITAL RESOURCES In March 2000, the Company issued (Euro) 150.0 million in unsecured notes due March 2005. Net proceeds of $143.1 million from the issuance were used to repay amounts under the Company's unsecured revolving credit agreement.

         In July 1999, the Company issued (Euro) 200.0 million in unsecured notes due July 2006. Net proceeds of $200.9 million from the issuance of these notes were used to repay amounts under the Company's unsecured revolving credit agreement and commercial paper program.

         The Company has a $415.0 million unsecured revolving credit agreement that allows for borrowings in various currencies and includes a $90.0 million commitment to be used exclusively for standby letters of credit. Borrowings of $138.4 million and letters of credit of $62.1 million were outstanding under the facility at December 31, 2000. The facility matures in November 2002 and may be increased to a maximum of $500.0 million or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with an interest coverage ratio of not less than 3.0 to 1, a debt-to-capitalization ratio of less than .60 to 1 and a maximum subsidiary debt level of $50.0 million. As defined by the agreement, the Company had an interest coverage ratio, debt-to-capitalization ratio and a subsidiary debt level of 10.6 to 1, .50 to 1 and $21.6 million, respectively, as of December 31, 2000.

         The Company also has a $300.0 million unsecured revolving credit agreement. The facility was extended in November 2000 to expire in November 2001, and may be extended for an additional year with the lenders' consent. This agreement has similar restrictive covenants to the Company's $415.0 million revolving credit agreement. As of December 31, 2000, the Company had no borrowings under this agreement.

         Borrowings of $4.6 million were outstanding under the Company's $75.0 million U.S. commercial paper program. Commercial paper borrowings, which are backed by the $415.0 million unsecured revolving credit agreement, have been classified as long-term debt due to the availability to refinance them on a long-term basis under the revolving credit facility.

         In addition to the above, the Company and some of its foreign subsidiaries maintain separate lines of credit with local financial institutions to meet working capital needs. As of December 31, 2000, such lines totaled $205.1 million, of which $144.4 million was unused.

         A wholly-owned U.S. subsidiary of the Company has an agreement to sell, on an ongoing basis, up to $200.0 million of an undivided interest in its accounts receivable. The amount of receivables sold under this agreement totaled $145.0 million at December 31, 2000. Unless extended by amendment, the agreement expires in December 2001. (See Note 4 to the Consolidated Financial Statements for further information.)

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

Significant Matters Affecting Results of Operations

MARKET RISKS The Company is exposed to the impact of foreign currency fluctuations and interest rate changes.

EXCHANGE RATES The Company's exposure to exchange rates relates primarily to its foreign subsidiaries and its Euro and Yen denominated borrowings. For its foreign subsidiaries, exchange rates impact the U.S. Dollar value of their reported earnings, the Company's investments in the subsidiaries and the intercompany transactions with the subsidiaries.

         Approximately 75% and 80% of the Company's revenues and operating profits, respectively, are generated outside of the United States, the majority of which are in Europe. As a result, fluctuations in the value of foreign currencies against the dollar may have a significant impact on the reported results of the Company. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the weighted average exchange rate for the year. Consequently, as the value of the dollar

70                                                                 Manpower Inc.

strengthens relative to other currencies in the Company's major markets, as it did in the European markets during 2000, the resulting translated revenues, expenses and operating proofs are lower. Using constant exchange rates, 2000 revenues and operating profits would have been approximately 9% and 12% higher than reported, respectively.


         Fluctuations in currency exchange rates also impact the U.S. Dollar amount of shareholders' equity of the Company. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders' equity as Accumulated other comprehensive income
(loss). The dollar was stronger relative to many of the foreign currencies at December 31, 2000 compared to December 31, 1999. Consequently, the Accumulated other comprehensive income (loss) component of Shareholders' equity decreased $50.6 million during the year. Using the year-end exchange rates, the total amount permanently invested in non-U.S. subsidiaries at December 31, 2000 is approximately $1.9 billion.

         As of December 31, 2000 the Company had $467.4 million of long-term borrowings denominated in Euro ($412.7 million) and Yen ($54.7 million). These borrowings provide a hedge of the Company's net investment in subsidiaries with the related functional currencies. Since the Company's net investment in these subsidiaries exceeds the respective amount of the borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss). The Accumulated other comprehensive income (loss) component of Shareholders' equity increased $15.0 million during the year due to the currency impact on these borrowings.

         Although currency fluctuations impact the Company's reported results and Shareholders' equity, such fluctuations generally do not affect the Company's cash flow or result in actual economic gains or losses. Substantially all of the Company's subsidiaries derive revenues and incur expenses within a single country and consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. The Company generally has few cross border transfers of funds, except for transfers to the United States to fund the expense of the Company's international headquarters and working capital loans made from the United States to the Company's foreign subsidiaries. To reduce the currency risk related to the loans, the Company may borrow funds under the Revolving Credit Agreement in the foreign currency to lend to the subsidiary, or alternatively, may enter into a forward contract to hedge the loan. Foreign exchange gains and losses recognized on any transactions are included in the Consolidated Statements of Operations and historically have been immaterial. The Company generally does not engage in hedging activities, except as discussed above. As of December 31, 2000, the only derivative instruments held by the Company were foreign currency exchange contracts and interest rate swap agreements.

         The Company holds a 49% interest in its Swiss franchise, which holds an investment portfolio of approximately $67.9 million as of December 31, 2000. This portfolio is invested in a wide diversity of European and U.S. debt and equity securities as well as various professionally managed funds. To the extent that there are realized gains or losses related to this portfolio, the Company's ownership share is included in its Consolidated Statements of Operations.

INTEREST RATES The Company's exposure to market risk for changes in interest rates relates primarily to the Company's long-term debt obligations. The Company has historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements. Excluding the impact of the swap agreements, the Company has $203.7 million in variable rate borrowings at a weighted average interest rate of 4.69% and $353.8 million in fixed rate borrowings at a weighted average interest rate of 5.95% as of December 31, 2000.

         In June 2000, the Company entered into various interest rate swap agreements in order to fix its interest costs on a portion of its Euro and Yen denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of (Euro) 100.0 million ($94.0 million) and expire in 2010. The Yen interest rate swap agreement has a notional value of (Y)4,000.0 million ($35.0 million) and expires in 2003. The Company also had an interest rate swap agreement that expired in January 2001, which throughout 2000 fixed the interest rate at 6.0% on $50.0 million of the Company's U.S. dollar-based borrowings. At December 31, 2000, including the impact of the interest rate swap agreements, the Company effectively had $74.7

Manpower Inc.                                                                 71
                of Financial Condition and Results of Operations

million and $482.8 million in variable and fixed rate borrowings, respectively, at a weighted average interest rate of 5.18% and 5.65%, respectively. The fair value of these agreements and the impact on the interest expense recorded during 2000 was not material.

         A 52 basis point (.52%) move in interest rates on the Company's variable rate borrowings (10% of the weighted average variable interest rate, including the impact of the swap agreements) would have an immaterial impact on the Company's earnings before income taxes and cash flows in each of the next five years. In addition, a 52 basis point move in interest rates would have an immaterial impact on the fair value, interest expense and cash flows related to the Company's interest rate swap agreements.

IMPACT OF ECONOMIC CONDITIONS Because one of the principal attractions of using temporary staffing solutions is to maintain a flexible supply of labor to meet changing economic conditions, the industry has been and remains sensitive to economic cycles. To help counter the effects of these economic cycles, the Company continues to provide a wide range of human resource services including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training, and development; organizational-development consulting; strategic outsourcing; major-project planning, staffing and management; and human resource information management. While the Company believes that the breadth of its operations and the diversity of its service mix cushions it against the impact of an adverse economic cycle in any single country or industry, adverse economic conditions in any of its three largest markets would likely have a material impact on the Company's consolidated operating results.

THE EURO Twelve of the fifteen member countries of the European Union (the "participating countries") have established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and the Euro and have agreed to adopt the Euro as their common legal currency. The legacy currencies will remain legal tender in the participating countries as denominations of the Euro between January 1, 1999 and January 1, 2002 (the "transition period"). During the transition period, public and private parties may pay for goods and services using either the Euro or the participating country's legacy currency. Beginning on January 1, 2002, Euro-denominated bills and coins will be issued and legacy currencies will be withdrawn from circulation.

         The Company has significant operations in many of the participating countries and continues to assess the impact of the Euro on its business operations. Since the Company's labor costs and prices are generally determined on a local basis, the near-term impact of the Euro has been and is expected to be primarily related to making internal information systems modifications to meet customer invoicing and financial reporting requirements. Such modifications relate to converting currency values and to operating in a dual currency environment during the transition period. Modifications of internal information systems will occur throughout the transition period and will be coordinated with other system-related upgrades and enhancements.

         On a long-term basis, the Company believes that the introduction of the Euro may cause a greater level of price harmonization between participating countries, notwithstanding certain country-specific costs.

         The Company will account for all related system modification costs in accordance with its existing policy and does not expect such costs to be material to the Company's Consolidated Financial Statements.

LEGAL REGULATIONS AND UNION RELATIONSHIPS The temporary employment services industry is closely regulated in all of the major markets in which the Company operates except the United States and Canada. In addition to licensing or registration requirements, many countries impose substantive restrictions on temporary employment services, either on the temporary staffing company or the ultimate client company. They may restrict the length of temporary assignments, the type of work permitted for temporary workers or the occasions on which temporary workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which temporary employment services firms may operate. These changes could impose additional costs or taxes, additional record keeping or reporting requirements; restrict the tasks

72                                                                 Manpower Inc.

to which temporaries may be assigned; limit the duration of or otherwise impose restrictions on the nature of the temporary relationship (with the Company or the customer) or otherwise adversely affect the industry.

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

         These forward-looking statements speak only as of the date on which they are made. They rely on a number of assumptions concerning future events and are subject to a number of risks and uncertainties, many of which are outside of the Company's control, that could cause actual results to differ materially from such statements. These risks and uncertainties include, but are not limited to:

- material changes in the demand from larger customers, including customers with which the Company has national or global arrangements
- availability of temporary workers or workers with the skills required by customers
-   increases in the wages paid to temporary workers
-   competitive market pressures, including pricing pressures
- ability of the Company to successfully expand into new markets or service lines
-   ability to successfully invest in and implement information systems
- unanticipated technological changes, including obsolescence or impairment of information systems
-   changes in customer attitudes toward the use of staffing services
- government, tax or regulatory policies adverse to the employment services industry
-   general economic conditions in international markets
-   interest rate and exchange rate fluctuations
- difficulties related to acquisitions, including integrating the acquired companies and achieving the expected benefits

         The Company disclaims any obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ACCOUNTING CHANGES Since June 1998, the Financial Accounting Standards Board ("FASB") has issued SFAS Nos. 133, 137, and 138 related to "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133, as amended" or "Statements"). These Statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case the gains or losses would offset the related results of the hedged item. The Company enters into certain derivative financial instruments to manage its exchange rate and interest rate risks, as discussed previously.

         On January 1, 2001, the Company adopted SFAS No. 133, as amended. As a result of adopting this standard, the Company recognized the fair value of all derivative contracts as a net liability of $3.4 million on the balance sheet at January 1, 2001. This amount was recorded as an adjustment to Shareholders' equity through Accumulated other comprehensive income (loss). There was no impact on Net earnings.


Manpower, Inc.                                                               73

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Board of Directors and
Shareholders of Manpower Inc.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manpower Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin
January 31, 2001

74                                                                 Manpower Inc.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in millions, except per share data)


YEAR ENDED DECEMBER 31                      2000         1999        1998
--------------------------------------------------------------------------
Revenues from services                $ 10,842.8   $  9,770.1  $  8,814.3
Cost of services                         8,896.1      8,065.2     7,311.3
--------------------------------------------------------------------------
Gross profit                             1,946.7      1,704.9     1,503.0
Selling and administrative expenses      1,635.7      1,474.3     1,280.5
Write-down of capitalized software          --           --          92.1
--------------------------------------------------------------------------
Operating profit                           311.0        230.6       130.4
Interest and other expense                  45.8         24.8        16.6
--------------------------------------------------------------------------
Earnings before income taxes               265.2        205.8       113.8
Provision for income taxes                  94.0         55.8        38.1
--------------------------------------------------------------------------
Net earnings                          $    171.2   $    150.0  $     75.7
==========================================================================
Net earnings per share                $     2.26   $     1.94  $      .94
==========================================================================
Net earnings per share - diluted      $     2.22   $     1.91  $      .93
==========================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                 SUPPLEMENTAL SYSTEMWIDE INFORMATION (UNAUDITED)
                              (dollars in millions)


YEAR ENDED DECEMBER 31                2000        1999        1998
-------------------------------------------------------------------
Systemwide sales                 $12,444.9   $11,511.4   $10,523.4
Systemwide offices at year-end       3,685       3,396       3,189
===================================================================
Systemwide information represents total of Company-owned branches and franchises.


Manpower Inc.                                                                 75

                           CONSOLIDATED BALANCE SHEETS
                        (in millions, except share data)


DECEMBER 31                                                                              2000       1999
---------------------------------------------------------------------------------------------------------
Assets
Current Assets:
 Cash and cash equivalents                                                           $  181.7   $  241.7
 Accounts receivable, less allowance for doubtful accounts
   of $55.3 and $47.1, respectively                                                   2,094.4    1,897.6
 Prepaid expenses and other assets                                                       51.8       66.0
 Future income tax benefits                                                              68.8       52.0
---------------------------------------------------------------------------------------------------------
Total current assets                                                                  2,396.7    2,257.3

Other Assets:
 Intangible assets, less accumulated amortization of $27.2 and $16.3, respectively      247.6       89.4
 Investments in licensees                                                                41.8       37.0
 Other assets                                                                           163.9      152.6
---------------------------------------------------------------------------------------------------------
Total other assets                                                                      453.3      279.0

Property and Equipment:
 Land, buildings, leasehold improvements and equipment                                  440.9      416.1
 Less: accumulated depreciation and amortization                                        249.3      233.7
---------------------------------------------------------------------------------------------------------
Net property and equipment                                                              191.6      182.4
---------------------------------------------------------------------------------------------------------
Total assets                                                                         $3,041.6   $2,718.7
=========================================================================================================


76                                                                 Manpower Inc.

DECEMBER 31                                                                          2000        1999
--------------------------------------------------------------------------------------------------------
Liabilities and Shareholders' Equity
Current Liabilities:
 Accounts payable                                                                 $  453.1    $  388.0
 Employee compensation payable                                                        81.2        71.9
 Accrued liabilities                                                                 269.2       180.2
 Accrued payroll taxes and insurance                                                 341.8       340.9
 Value added taxes payable                                                           311.0       305.6
 Short-term borrowings and current maturities of long-term debt                       65.9       131.5
--------------------------------------------------------------------------------------------------------
Total current liabilities                                                          1,522.2     1,418.1

Other Liabilities:
 Long-term debt                                                                      491.6       357.5
 Other long-term liabilities                                                         287.4       292.5
--------------------------------------------------------------------------------------------------------
Total other liabilities                                                              779.0       650.0

Shareholders' Equity:
 Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued             --          --
 Common stock, $.01 par value, authorized 125,000,000 shares,
   issued 84,717,834 and 84,272,460 shares, respectively                                .8          .8
 Capital in excess of par value                                                    1,631.4     1,621.4
 Accumulated deficit                                                                (496.9)     (653.0)
 Accumulated other comprehensive income (loss)                                      (145.1)      (88.8)
 Treasury stock at cost, 8,945,200 and 8,286,400 shares, respectively               (249.8)     (229.8)
--------------------------------------------------------------------------------------------------------
Total shareholders' equity                                                           740.4       650.6
--------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                        $3,041.6    $2,718.7
========================================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

Manpower Inc.                                                                 77

                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (in millions)


YEAR ENDED DECEMBER 31                                    2000       1999       1998
--------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
 Net earnings                                          $ 171.2    $ 150.0    $  75.7
 Adjustments to reconcile net earnings to net cash
   provided (used) by operating activities:
   Depreciation and amortization                          66.8       63.7       55.6
   Deferred income taxes                                 (15.8)      15.3      (37.5)
   Provision for doubtful accounts                        21.7       20.7       12.0
   Write-down of capitalized software                     --         --         92.1
   Change in operating assets and liabilities:
    Amounts advanced under the Receivable Facility       (55.0)      25.0      175.0
    Accounts receivable, net of sale                    (261.2)    (457.4)    (353.2)
    Other assets                                         (32.6)     (51.7)       9.5
    Other liabilities                                    262.8      233.9      236.0
-------------------------------------------------------------------------------------
Cash provided (used) by operating activities             157.9        (.5)     265.2
-------------------------------------------------------------------------------------

Cash Flows from Investing Activities:
 Capital expenditures                                    (82.6)     (74.7)    (140.8)
 Acquisitions of businesses, net of cash acquired       (172.4)     (18.8)     (31.7)
 Proceeds from the sale of property and equipment          7.3       14.9        1.0
-------------------------------------------------------------------------------------
Cash used by investing activities                       (247.7)     (78.6)    (171.5)
-------------------------------------------------------------------------------------

Cash Flows from Financing Activities:
 Net change in payable to banks                          (76.4)      45.5       23.1
 Proceeds from long-term debt                            259.3      460.4       22.7
 Repayment of long-term debt                            (111.1)    (259.3)     (55.6)
 Proceeds from stock option and purchase plans            10.0       18.7       12.0
 Repurchase of common stock                              (20.0)    (100.8)     (43.9)
 Dividends paid                                          (15.1)     (15.3)     (15.2)
-------------------------------------------------------------------------------------
Cash provided (used) by financing activities              46.7      149.2      (56.9)
-------------------------------------------------------------------------------------
Effect of exchange rate changes on cash                  (16.9)      (8.9)       1.4
-------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents     (60.0)      61.2       38.2
-------------------------------------------------------------------------------------
Cash and cash equivalents, beginning of year             241.7      180.5      142.3
-------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                 $ 181.7    $ 241.7    $ 180.5
=====================================================================================
Supplemental Cash Flow Information:
 Interest paid                                         $  27.1    $  12.4    $  18.9
=====================================================================================
 Income taxes paid                                     $  83.2    $  66.9    $  69.0
=====================================================================================


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

78                                                                 Manpower Inc.

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                      (in millions, except per share data)


                                                                                 ACCUMULATED
                                                 CAPITAL IN                            OTHER
                                       COMMON     EXCESS OF     ACCUMULATED    COMPREHENSIVE     TREASURY
                                        STOCK     PAR VALUE         DEFICIT     INCOME (LOSS)       STOCK      TOTAL
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997             $  .8     $  1,590.7        $(848.2)       $    (40.7)   $  (85.1)    $ 617.5
Comprehensive income:
 Net earnings                                                         75.7
 Foreign currency translation                                                           22.8
Total comprehensive income                                                                                      98.5
Issuances under option
 and purchase plans                       --           12.0                                                     12.0
Dividends ($.19 per share)                                           (15.2)                                    (15.2)
Repurchases of common stock                                                                        (43.9)      (43.9)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1998                .8        1,602.7         (787.7)            (17.9)     (129.0)      668.9
Comprehensive income:
 Net earnings                                                        150.0
 Foreign currency translation                                                          (70.9)
Total comprehensive income                                                                                      79.1
Issuances under option
 and purchase plans                       --           18.7                                                     18.7
Dividends ($.20 per share)                                           (15.3)                                    (15.3)
Repurchases of common stock                                                                       (100.8)     (100.8)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1999                .8        1,621.4         (653.0)            (88.8)     (229.8)      650.6
Comprehensive income:
 Net earnings                                                        171.2
 Foreign currency translation                                                          (50.6)
 Unrealized loss on investments                                                         (5.7)
Total comprehensive income                                                                                     114.9
Issuances under option
 and purchase plans                       --           10.0                                                     10.0
Dividends ($.20 per share)                                           (15.1)                                    (15.1)
Repurchases of common stock                                                                        (20.0)      (20.0)
---------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2000             $  .8     $  1,631.4        $(496.9)       $   (145.1)   $ (249.8)    $ 740.4
=====================================================================================================================

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.


Manpower Inc.                                                                 79

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (in millions, except share data)


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS Manpower Inc. (the "Company") is a global staffing leader with nearly 3,700 systemwide offices in 59 countries. The Company's largest operations, based on revenues, are located in the United States, France and the United Kingdom. The Company provides a wide range of human resource services, including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training and development; and organizational-performance consulting. The Company provides services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for the Company as a whole.

BASIS OF CONSOLIDATION The consolidated financial statements include the accounts of the Company and all subsidiaries. For subsidiaries in which the Company has an ownership interest of 50% or less, but more than 20%, the Consolidated Financial Statements reflect the Company's ownership share of those earnings using the equity method of accounting. These investments are included as Investments in licensees in the Consolidated Balance Sheets. Included in Shareholders' equity at December 31, 2000 are $36.8 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUES The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. Revenues from services are recognized as the services are rendered and revenues from franchise fees are recognized as earned. Franchise fees, which are included in revenues from services, were $37.4, $37.7 and $37.8 for the years ended December 31, 2000, 1999 and 1998, respectively.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements." SAB 101 provides additional guidance in applying generally accepted accounting principles to revenue recognition in financial statements. The revenue recognition criteria prescribed by SAB 101 became effective for the Company in the fourth quarter of 2000. The Company has evaluated SAB 101 and determined that it had no impact on the Company's Consolidated Financial Statements.

DERIVATIVE FINANCIAL INSTRUMENTS Since June 1998, the Financial Accounting Standards Board ("FASB") has issued Statements of Financial Accounting Standards ("SFAS") Nos. 133, 137, and 138 related to "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133, as amended" or "Statements"). These Statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. The Statements require that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met, in which case the gains or losses would offset the related results of the hedged item. The Company has adopted SFAS No. 133, as amended, on January 1, 2001.

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

In October 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement replaces SFAS No. 125 and revises the accounting and disclosures of such transactions, however, most of SFAS No. 125's provisions will continue to be applicable. This statement will be effective for servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Company does not expect the adoption of SFAS No. 140 to have an impact on the Consolidated Financial Statements.


Manpower, Inc.                                                                79

FOREIGN CURRENCY TRANSLATION The financial statements of the Company's non-U.S. subsidiaries have been translated in accordance with SFAS No. 52. Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss), which is included in Shareholders' equity. In accordance with SFAS No. 109, no deferred taxes have been recorded related to the cumulative translation adjustments.

          The Company's various Euro and Yen denominated borrowings are accounted for as a hedge of the Company's net investment in its subsidiaries with the related functional currencies. Since the Company's net investment in these respective subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss).

          Translation adjustments for those operations in highly inflationary economies and certain other transaction adjustments are included in earnings. Historically these adjustments have been immaterial to the Consolidated Financial Statements.

CAPITALIZED SOFTWARE The Company capitalizes purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. The Company regularly reviews the carrying value of all capitalized software and recognizes a loss when the carrying value is considered unrealizable. The net capitalized software balance of $10.8 and $6.3 as of December 31, 2000 and 1999, respectively, is included in Other assets in the Consolidated Balance Sheets.

INTANGIBLE ASSETS Intangible assets consist primarily of the excess of cost over the fair value of net assets acquired. The excess of cost over the fair value of net assets acquired is amortized on a straight-line basis over its useful life, estimated based on the facts and circumstances surrounding each individual acquisition, not to exceed twenty years. The intangible asset and related accumulated amortization are removed from the Consolidated Balance Sheets when the intangible asset becomes fully amortized. The Company regularly reviews the carrying value of all intangible assets and recognizes a loss when the unamortized balance is considered unrealizable. Amortization expense was $13.3, $6.9 and $5.4 in 2000, 1999 and 1998, respectively.

PROPERTY AND EQUIPMENT A summary of property and equipment at December 31 is as follows:

                                                          2000             1999
--------------------------------------------------------------------------------
Land                                                  $    1.6         $    1.4
Buildings                                                 23.2             20.4
Furniture, fixtures and autos                            170.5            175.5
Computer equipment                                       110.3             90.8
Leasehold improvements                                   135.3            128.0
--------------------------------------------------------------------------------
                                                      $  440.9         $  416.1
================================================================================

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


Manpower Inc.                                                                 81

                        (in millions, except share data)

SHAREHOLDERS' EQUITY The Board of Directors has authorized the repurchase of up to fifteen million shares of stock under the Company's share repurchase program. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Total shares repurchased under the program at December 31, 2000 and 1999, were 8.9 million and 8.3 million shares, respectively, at a cost of $249.8 and $229.8, respectively.

          During September 2000, the Company entered into a forward repurchase agreement to purchase shares of its common stock under its share repurchase program. Under the agreement, the Company will, from time to time over the next two years, repurchase a total of one million shares at a forward price of $31.70, which approximates the market price at the inception of the agreement, plus a financing charge. The Company may choose the method by which it settles the agreement (i.e., cash or shares). As of December 31, 2000, no shares have been purchased under this agreement.

ADVERTISING COSTS The Company generally expenses production costs of media advertising as they are incurred. Advertising expenses were $44.0, $39.6 and $41.7 in 2000, 1999, and 1998, respectively.

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

RECLASSIFICATIONS Certain amounts in the 1999 and 1998 financial statements have been reclassified to be consistent with the current year presentation.

2. EARNINGS PER SHARE

The calculation of net earnings per share for the years ended December 31, 2000, 1999 and 1998, is as follows:


                                                             2000    1999   1998
--------------------------------------------------------------------------------
Net earnings available to common shareholders              $171.2  $150.0  $75.7
Weighted average common shares outstanding (in millions)     75.9    77.3   80.1
--------------------------------------------------------------------------------
                                                           $ 2.26  $ 1.94  $ .94
================================================================================

          The calculation of net earnings per share - diluted for the years ended December 31, 2000, 1999 and 1998, is as follows:

                                                             2000    1999   1998
--------------------------------------------------------------------------------
Net earnings available to  common shareholders             $171.2  $150.0  $75.7
Weighted average common shares outstanding (in millions)     75.9    77.3   80.1
Effect of dilutive securities - Stock options (in millions)   1.2     1.4    1.1
--------------------------------------------------------------------------------
                                                             77.1    78.7   81.2
--------------------------------------------------------------------------------
                                                           $ 2.22  $ 1.91  $ .93
================================================================================


82                                                                 Manpower Inc.

          The calculation of net earnings per share - diluted for the years ended December 31, 2000, 1999 and 1998 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted average remaining life of these antidilutive options is as follows:


                                            2000            1999           1998
--------------------------------------------------------------------------------
Shares (000)                                 535           1,146            625
Exercise prices                          $35-$41         $27-$49        $32-$49
Weighted average remaining life        8.0 years       7.9 years      8.1 years
================================================================================

3. INCOME TAXES

The provision for income taxes consists of:

                                           2000            1999            1998
--------------------------------------------------------------------------------
Current:
 United States:
   Federal                               $ 13.1           $(4.0)          $ 9.9
   State                                    1.8             5.6             3.3
 Foreign                                   97.3            38.9            62.4
--------------------------------------------------------------------------------
Total current                             112.2            40.5            75.6
================================================================================
Deferred:
 United States:
   Federal                                  1.3            (4.2)          (21.3)
   State                                      -             (.6)           (3.7)
 Foreign                                  (19.5)           20.1           (12.5)
--------------------------------------------------------------------------------
Total deferred                            (18.2)           15.3           (37.5)
--------------------------------------------------------------------------------
Total provision                          $ 94.0           $55.8           $38.1
================================================================================

          A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

                                                   2000        1999        1998
--------------------------------------------------------------------------------
Income tax based on statutory rate                $92.8       $72.0       $39.8
Increase (decrease) resulting from:
 Foreign tax rate differences                       5.0         3.9         3.2
 State income taxes                                 1.2         2.6         (.4)
 Benefit on dissolution(a)                            -       (15.7)          -
 Tax effect of foreign repatriations               (1.6)      (11.3)        2.8
 Change in valuation reserve                       (4.0)        5.0        (7.6)
 Other, net                                          .6         (.7)         .3
--------------------------------------------------------------------------------
Total provision                                   $94.0       $55.8       $38.1
================================================================================

(a) The Benefit on dissolution of $15.7 represents the one-time tax benefit realized during 1999 related to the dissolution of a non-operating subsidiary.


Manpower Inc.                                                                 83

                        (in millions, except share data)

          Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred tax assets at December 31, are as follows:

                                                            2000           1999
--------------------------------------------------------------------------------
Current future income tax benefits:
 Accrued payroll taxes and insurance                      $ 22.4          $18.6
 Employee compensation payable                              13.7           12.9
 Pension and postretirement benefits                         4.5              -
 Other                                                      30.0           21.8
 Valuation allowance                                        (1.8)          (1.3)
--------------------------------------------------------------------------------
                                                            68.8           52.0
--------------------------------------------------------------------------------
Noncurrent future income tax benefits:
 Accrued payroll taxes and insurance                        24.3           29.6
 Pension and postretirement benefits                        23.0           20.7
 Net operating losses and other                             23.7           14.7
 Valuation allowance                                       (25.3)         (24.6)
--------------------------------------------------------------------------------
                                                            45.7           40.4
--------------------------------------------------------------------------------
Total future tax benefits                                 $114.5          $92.4
================================================================================

          The noncurrent future income tax benefits have been classified as Other assets in the Consolidated Balance Sheets.

          The Company has U.S. Federal and foreign net operating loss carryforwards totaling $77.2 that expire as follows: 2001 - $.3, 2002 - $.2, 2003 - $.8, 2004 - $3.1, 2005 - $15.0, 2006 and thereafter - $23.0 and $34.8 with no expiration. The Company has U.S. State net operating loss carryforwards totaling $180.2 that expire as follows:2004 - $71.2, 2005 - $68.2, 2006 and thereafter - $40.8. The Company has recorded a deferred tax asset of $37.8 at December 31, 2000, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $22.1 has been recorded at December 31, 2000, as management believes that realization of certain loss carryforwards is unlikely.

          Pretax income of foreign operations was $222.9, $169.1 and $145.2 in 2000, 1999 and 1998, respectively. United States income taxes have not been provided on unremitted earnings of foreign subsidiaries that are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. At December 31, 2000, the estimated amount of unremitted earnings of the foreign subsidiaries totaled $644.6.

4. ACCOUNTS RECEIVABLE SECURITIZATION

The Company and certain of its U.S. subsidiaries entered into an agreement (the "Receivables Facility") in December 1998 with a financial institution whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable. In December 2000, the Company extended the agreement to expire in December 2001 and the agreement may be extended further with the financial institution's consent. Pursuant to

84                                                                 Manpower Inc.

the Receivables Facility, the Company formed Ironwood Capital Corporation, a wholly owned, special purpose, bankruptcy-remote subsidiary ("ICC"). ICC was formed for the sole purpose of buying and selling receivables generated by the Company and certain subsidiaries of the Company. Under the Receivables Facility, the Company and certain subsidiaries, irrevocably and without recourse, transfer all of their accounts receivable to ICC. ICC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the sale of such undivided interest.

          This two-step transaction is accounted for as a sale of receivables under the provisions of SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." There was $145.0 and $200.0 advanced under the Receivables Facility at December 31, 2000 and 1999, respectively, and accordingly, that amount of accounts receivable has been removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were $9.8, $9.8 and $.7 in 2000, 1999 and 1998, respectively, and are included in Other expenses in the Consolidated Statements of Operations.

5. WRITE-DOWN OF CAPITALIZED SOFTWARE

In December 1998, in accordance with its ongoing review of capitalized software, the Company recorded a $92.1 ($57.1 after tax, or $.70 per share on a diluted basis) non-cash charge to write off the carrying value of software costs and certain hardware and network infrastructure costs related to the development of a complex and proprietary information system for its North American branch office administration, invoicing and payroll processing. This comprehensive information system had been under development for several years and portions of the system were in field-testing and deployment.

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

6. DEBT

Information concerning short-term borrowings at December 31 is as follows:

                                                        2000               1999
--------------------------------------------------------------------------------
Payable to banks                                     $  60.7           $  127.9
Average interest rates                                   6.6%               3.9%
================================================================================

          The Company and some of its foreign subsidiaries maintain lines of credit with foreign financial institutions to meet short-term working capital needs. Such lines totaled $205.1 at December 31, 2000, of which $144.4 was unused. The Company has no significant compensating balance requirements or commitment fees related to these lines.


Manpower Inc.                                                                 85

                        (in millions, except share data)

          A summary of Long-term debt at December 31 is as follows:

                                                                             2000       1999
---------------------------------------------------------------------------------------------
Euro denominated notes, at a rate of 5.7%                                $  188.0   $  201.2
Euro denominated notes, at a rate of 6.3%                                   141.0          -
Commercial paper, maturing within 90 days, at average
 interest rates of 7.0% and 6.3%, respectively                                4.6       14.8
Revolving credit agreement:
 Euro denominated borrowings, at a rate of 5.4%                              83.7          -
 Yen denominated borrowings, at a rate of 1.4% and .5%, respectively         54.7       38.7
 U.S. dollar denominated borrowings, at a rate of 6.4%                          -       95.0
Other                                                                        24.8       11.4
---------------------------------------------------------------------------------------------
                                                                            496.8      361.1
Less--Current maturities                                                      5.2        3.6
---------------------------------------------------------------------------------------------
Long-term debt                                                           $  491.6   $  357.5
=============================================================================================

EURO NOTES In March 2000, the Company issued Euro 150.0 in unsecured notes due March 2005. Net proceeds of $143.1 from the issuance were used to repay amounts under the Company's unsecured revolving credit agreement.

          In July 1999, the Company issued Euro 200.0 in unsecured notes due July 2006. Net proceeds of $200.9 from the issuance of these notes were used to repay amounts under the Company's unsecured revolving credit agreement and commercial paper program.

REVOLVING CREDIT AGREEMENTS The Company has a $415.0 unsecured revolving credit agreement that allows for borrowings in various currencies and includes a $90.0 commitment to be used exclusively for standby letters of credit. Outstanding letters of credit totaled $62.1 and $57.9 as of December 31, 2000 and 1999, respectively. Additional borrowings of $182.0 were available to the Company under this agreement at December 31, 2000.

          The interest rate and facility fee on the entire line and the issuance fee on the letter of credit commitment related to this agreement vary based on the Company's debt rating and borrowing level. Currently, the interest rate is LIBOR plus .215%, and the fees are .14% and .215%, respectively. The facility matures in November 2002, and may be increased to a maximum of $500.0 or extended for an additional year with the lenders' consent. The agreement requires, among other things, that the Company comply with minimum interest coverage and debt-to-capitalization ratios and a maximum subsidiary debt level.

          The Company also has a $300.0 unsecured revolving credit agreement. The interest rate and facility fee on the entire line and the participation fee vary based on the Company's debt rating and borrowing level. Currently, the fees are .10% and .25%, respectively. The facility was extended in November 2000 to expire in November 2001, and may be extended for an additional year with the lenders' consent. This agreement has similar restrictive covenants to the Company's $415.0 revolving credit agreement. As of December 31, 2000, the Company had no borrowings under this agreement.

INTEREST RATE SWAPS In June 2000, the Company entered into various interest rate swap agreements in order to fix its interest costs on a portion of its Euro and Yen denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of Euro 100.0 ($94.0) and expire in 2010. The Yen interest rate swap agreement has a notional value of (Y)4,000.0 ($35.0) and expires in 2003. These swap agreements have had an immaterial impact on the recorded interest expense during 2000.

          The Company also had an interest rate swap agreement that expired in January 2001. Throughout 2000, this agreement fixed the interest rate at 6.0% on $50.0 of the Company's U.S. dollar-based borrowings. This swap agreement had an immaterial impact on the recorded interest expense during 2000 and 1999.

86                                                                 Manpower Inc.

OTHER Due to the availability of long-term financing, commercial paper borrowings have been classified as Long-term debt. The carrying value of Long-term debt approximates fair value, except for the Euro denominated notes, which had a fair value of $327.6 and $191.6 at December 31, 2000 and 1999, respectively.

          The maturities of long-term debt payable within each of the four years subsequent to December 31, 2001 are as follows: 2002 - $151.6, 2003 - $2.6, 2004
- $7.5 and 2005 - $141.9 and thereafter - $188.0.

7. STOCK COMPENSATION PLANS

The Company accounts for all of its fixed stock option plans and the 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 2000, 1999 and 1998. Had the Company determined compensation cost consistent with the method of SFAS No. 123, the Company's Net earnings and Net earnings per share would have been reduced to the pro forma amounts indicated as follows:


                                                 2000          1999         1998
--------------------------------------------------------------------------------
Net earnings:
 as reported                                  $ 171.2       $ 150.0       $ 75.7
 pro forma                                      167.9         146.4         74.4
Net earnings per share:
 as reported                                  $  2.26       $  1.94       $  .94
 pro forma                                       2.22          1.90          .93
Net earnings per share - diluted:
 as reported                                  $  2.22       $  1.91       $  .93
 pro forma                                       2.18          1.86          .92
================================================================================

          The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998, respectively: risk-free interest rates of 5.8%, 5.6% and 4.5%; expected volatility of 19.2%, 17.2% and 24.4%; dividend yield of .5% in all years; and expected lives of 5.8 years, 7.6 years and 5.7 years. The weighted-average fair value of options granted was $6.46, $6.16 and $4.36 in 2000, 1999 and 1998, respectively.

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

          All options have generally been granted at a price equal to the fair market value of the Company's common stock at the date of grant. The purchase price per share pursuant to a purchase right is determined by the Board of Directors. The committee also determines the period during which options and rights are exercisable. Generally, options are granted with a vesting period of up to five years and expire ten years from the date of grant. Rights may generally be exercised for up to sixty days from the date of grant. Under the plans, the committee may also authorize the granting of stock appreciation rights and cash equivalent rights in conjunction with the stock options and purchase rights, respectively. As of December 31, 2000, no purchase rights, stock appreciation rights or cash equivalent rights had been granted.

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

Manpower Inc.                                                                 87

                        (in millions, except share data)

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

          Information related to options outstanding under the plans, and the related weighted-average exercise prices, is as follows:

                                   2000                    1999                    1998
-----------------------------------------------------------------------------------------------
                         Shares (000)    Price   Shares (000)    Price   Shares (000)    Price
-----------------------------------------------------------------------------------------------
Options outstanding,
 beginning of period           4,371    $   20         3,840    $   21         3,362    $   21
 Granted                       1,385        30         1,119        26           930        24
 Exercised                      (279)       19          (496)       17          (237)       15
 Expired or cancelled           (136)       32           (92)       25          (215)       35
-----------------------------------------------------------------------------------------------
Options outstanding,
 end of period                 5,341    $   25         4,371    $   23         3,840    $   21
===============================================================================================
Options exercisable,
 end of period                 2,268    $   21         2,055    $   20         2,354    $   17
===============================================================================================

          Options outstanding as of December 31, 2000 are as follows:

                                 Options outstanding                     Options exercisable
---------------------------------------------------------------------------------------------------
                                      Weighted-
                                        average         Weighted-                        Weighted-
Exercise                              remaining           average                          average
prices           Shares (000)  contractual life    exercise price   Shares (000)    exercise price
---------------------------------------------------------------------------------------------------
$10 - $20              1,425                2.0        $      15          1,329          $      15
 21 -  25              1,448                7.9               23            225                 23
 26 -  30              1,543                9.0               29            284                 28
 31 -  41                925                7.6               35            430                 35
---------------------------------------------------------------------------------------------------
                       5,341                6.6        $      25          2,268          $      21
===================================================================================================

OTHER STOCK PLANS The Company has reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of the Company's common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 2000, 1999 and 1998, 80,000, 138,500 and 155,500
shares, respectively, were purchased under the plan.

88                                                                 Manpower Inc.

8. RETIREMENT PLANS

DEFINED BENEFIT PLANS The Company sponsors several qualified and nonqualified pension plans covering substantially all permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the statement of the funded status of the plans are as follows:

                                                     U.S. Plans          Non-U.S. Plans
-----------------------------------------------------------------------------------------
                                                   2000       1999       2000       1999
-----------------------------------------------------------------------------------------
Change in benefit obligation:
 Benefit obligation, beginning of year           $ 38.2     $ 31.1     $ 58.2     $ 49.9
   Service cost                                      .4        1.6        4.1        4.0
   Interest cost                                    3.0        2.4        3.0        2.7
   Curtailment loss                                 3.7          -          -          -
   Special termination benefits                       -        8.0          -          -
   Actuarial  loss (gain)                            .8       (3.2)        .5        3.3
   Plan participant contributions                     -          -        1.0        1.0
   Benefits paid                                   (2.8)      (1.7)      (1.9)      (1.8)
   Currency exchange rate changes                     -          -       (4.8)       (.9)
-----------------------------------------------------------------------------------------
Benefit obligation, end of year                  $ 43.3     $ 38.2     $ 60.1     $ 58.2
=========================================================================================
Change in plan assets:
 Fair value of plan assets, beginning of year    $ 30.9     $ 25.7     $ 53.4     $ 44.2
   Actual return on plan assets                      .7        5.8        (.1)       7.3
   Plan participant contributions                     -          -         .9        1.0
   Company contributions                            1.6        1.1        3.0        3.0
   Benefits paid                                   (2.8)      (1.7)      (1.9)      (1.8)
   Currency exchange rate changes                     -          -       (4.3)       (.3)
-----------------------------------------------------------------------------------------
Fair value of plan assets, end of year           $ 30.4     $ 30.9     $ 51.0     $ 53.4
=========================================================================================
Funded status:
 Funded status of plan                           $(12.9)    $ (7.3)    $ (9.1)    $ (4.8)
 Unrecognized net (gain) loss                      (8.2)     (10.6)       8.9        5.4
 Unrecognized prior service cost                      -          -         .3         .3
 Unrecognized transitional asset                    (.4)       (.6)        .1          -
-----------------------------------------------------------------------------------------
Net amount recognized                            $(21.5)    $(18.5)    $   .2     $   .9
=========================================================================================
Amounts recognized:
 Prepaid benefit cost                            $    -     $    -     $  3.5     $  3.8
 Accrued benefit liability                        (21.5)     (18.5)      (3.3)      (2.9)
-----------------------------------------------------------------------------------------
Net amount recognized                            $(21.5)    $(18.5)    $   .2     $   .9
=========================================================================================

          The components of the net periodic benefit cost for all plans are as follows:


                                                2000          1999         1998
--------------------------------------------------------------------------------
Service cost                                    $4.5         $ 5.6         $4.2
Interest cost                                    6.0           5.1          4.3
Expected return on assets                       (5.7)         (5.0)        (4.8)
Amortization of:
 unrecognized (gain) loss                        (.1)           .1            -
 unrecognized transitional asset                 (.2)          (.2)         (.2)
Curtailment loss                                 3.7             -            -
Special termination benefits                       -           8.0            -
--------------------------------------------------------------------------------
Total benefit cost                              $8.2         $13.6         $3.5
================================================================================


Manpower Inc.                                                                 89

                        (in millions, except share data)

          The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

                                           U.S. PLANS           NON-U.S. PLANS
--------------------------------------------------------------------------------
                                         2000       1999       2000       1999
--------------------------------------------------------------------------------
Discount rate                            7.5%       7.5%       5.6%       5.5%
Expected return on assets                8.5%       8.5%       6.7%       6.8%
Rate of compensation increase            6.0%       6.0%       4.2%       4.2%
================================================================================

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

RETIREE HEALTH CARE PLAN The Company provides medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows:


                                                            2000           1999
--------------------------------------------------------------------------------
Benefit obligation, beginning of year                      $26.6          $28.8
 Service cost                                                 .7            2.4
 Interest cost                                               1.7            1.9
 Actuarial gain                                             (1.1)          (6.2)
 Benefits paid                                              (1.3)           (.3)
 Curtailment gain                                           (4.1)             -
--------------------------------------------------------------------------------
Benefit obligation, end of year                             22.5           26.6
Unrecognized net gain                                        5.9            6.1
--------------------------------------------------------------------------------
Accrued liability recognized                               $28.4          $32.7
================================================================================

          The discount rate used in the measurement of the benefit obligation was 7.5% in both 2000 and 1999. The components of net periodic benefit (gain) cost for this plan are as follows:


                                                   2000         1999        1998
--------------------------------------------------------------------------------
Service cost                                      $  .7         $2.4        $1.9
Interest cost                                       1.7          1.9         1.7
Amortization of unrecognized gain                   (.3)           -           -
Curtailment gain                                   (4.1)           -           -
--------------------------------------------------------------------------------
                                                  $(2.0)        $4.3        $3.6
================================================================================

          The health care cost trend rate was assumed to be 7.0% for 2000 and decreases gradually to 6.5% for the years 2001 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

                                                             1% INCREASE      1% DECREASE
-------------------------------------------------------------------------------------------
Effect on total of service and interest cost components           $   .4           $  (.4)
Effect on postretirement benefit obligation                          3.1             (2.7)
===========================================================================================

90                                                                 Manpower Inc.

CURTAILMENTS On February 29, 2000, the Company froze all benefits in each of its U.S. defined benefit pension plans. The Company also offered a voluntary early retirement package and certain other benefits to eligible employees. These benefits are expected to be paid from the respective defined benefit pension plans. In addition, the Company will no longer provide medical and dental benefits under its U.S. retiree health care plan to certain employees retiring on or after March 1, 2000. The net impact of these plan changes was not material to the Consolidated Financial Statements.

DEFINED CONTRIBUTION PLANS The Company has defined contribution plans covering substantially all permanent U.S. employees. Under the plans, employees may elect to contribute a portion of their salary to the plans. Effective January 1, 2000, the Company amended its defined contribution plans to include a mandatory matching contribution. In addition, profit sharing contributions are made if a targeted earnings level is reached in the U.S. The total expense was $3.2, $.4 and $.4 for 2000, 1999 and 1998 respectively.

9. LEASES

The Company leases property and equipment primarily under operating leases. Renewal options exist for substantially all leases.

         Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 2000:

YEAR
--------------------------------------------------------------------------------
2001                                                             $   120.3
2002                                                                  64.0
2003                                                                  41.8
2004                                                                  30.2
2005                                                                  22.7
Thereafter                                                             61.3
--------------------------------------------------------------------------------
Total minimum lease payments                                     $    340.3
================================================================================


         Rental expense for all operating leases was $118.0, $108.5 and $91.8 for the years ended December 31, 2000, 1999, and 1998, respectively.

10. INTEREST AND OTHER EXPENSE (INCOME)

Interest and other expense (income) consists of the following:


                                       2000     1999     1998
--------------------------------------------------------------------------------
Interest expense                      $35.0    $17.3    $19.2
Interest income                        (7.3)    (8.0)    (8.4)
Foreign exchange losses                 2.3      1.9      2.4
Loss on sale of accounts receivable     9.8      9.8       .7
Miscellaneous, net                      6.0      3.8      2.7
--------------------------------------------------------------------------------
Interest and other expense            $45.8    $24.8    $16.6
================================================================================


Manpower Inc.                                                                 91

                        (in millions, except share data)


11. ACQUISITIONS OF BUSINESSES

In January 2000, the Company acquired Elan Group Limited ("Elan"), a European specialty IT staffing company with significant operations in the U.K. and several other countries throughout the world. As of December 31, 2000, the total consideration paid for Elan was approximately $116.2. In addition, there is approximately $30.0 in deferred consideration expected to be paid during March 2001. This transaction was accounted for as a purchase and the excess of the purchase price over the fair value of net assets acquired was recorded as intangible assets.

         From time to time, the Company acquires and invests in companies throughout the world. The total consideration paid for such transactions, excluding the acquisition of Elan in 2000, was $60.2, $18.8 and $32.5 in 2000, 1999 and 1998, respectively, the majority of which was recorded as intangible assets.

12. DERIVATIVE FINANCIAL INSTRUMENTS

The Company has entered into certain derivative financial instruments to manage risks, including interest rate swap agreements and foreign currency contracts.

         On January 1, 2001, the Company adopted SFAS No. 133, as amended. As a result of adopting this standard, the Company recognized the fair value of all derivative contracts as a net liability of $3.4 on the Consolidated Balance Sheets at January 1, 2001. This amount was recorded as an adjustment to Shareholders' equity through Accumulated other comprehensive income (loss). There was no impact on Net earnings.

13. CONTINGENCIES

The Company is involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on the Company's results of operations, financial position or cash flows.

14. BUSINESS SEGMENT DATA BY GEOGRAPHICAL AREA

The Company is organized and managed on a geographical basis. Each country has its own distinct operations, is managed locally by its own management team, and maintains its own financial reports. Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has four reportable segments - the United States, France, the United Kingdom and Other Europe. All remaining countries have never met the quantitative thresholds for determining reportable segments.

         Each reportable segment derives at least 96% of its revenues from the placement of temporary help. The remaining revenues are derived from other human resource services, including temporary and permanent employee testing, selection, training and development; and organizational-performance consulting. Segment revenues represent sales to external customers within a single segment. Due to the nature of its business, the Company does not have export or intersegment sales. The Company provides services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a reporting segment, geographic region or for the Company as a whole.

         The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national head office operating costs. This profit measure does not include nonrecurring items, goodwill amortization, interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.


92                                                                 Manpower Inc.

--------------------------------------------------------------------------------
                                               2000         1999       1998
--------------------------------------------------------------------------------
Revenues from services:
 United States(a)                           2,413.5    $ 2,250.5  $ 2,152.8
 Foreign:
   France                                   3,939.2      3,775.1    3,639.5
   United Kingdom                           1,453.1      1,170.3    1,088.2
   Other Europe                             1,896.3      1,665.5    1,286.3
   Other Countries                          1,140.7        908.7      647.5
--------------------------------------------------------------------------------
 Total foreign                              8,429.3      7,519.6    6,661.5
--------------------------------------------------------------------------------
                                          $10,842.8    $ 9,770.1  $ 8,814.3
================================================================================
Operating Unit Profit:
 United States                            $    84.6    $    80.3  $    78.0
 France                                       130.6        100.9       77.0
 United Kingdom                                46.2         40.2       42.3
 Other Europe                                  89.1         68.0       52.9
 Other Countries                               13.2         10.6       16.3
--------------------------------------------------------------------------------
                                              363.7        300.0      266.5
Corporate expenses                             39.4         34.5       38.6
Amortization of intangible assets              13.3          6.9        5.4
Interest and other expense                     45.8         24.8       16.6
Nonrecurring expenses(b)                         --         28.0         --
Write-down of capitalized software(c)            --         --          92.1
--------------------------------------------------------------------------------
Earnings before income taxes              $   265.2    $   205.8  $   113.8
================================================================================
Depreciation and amortization expense:
 United States                            $    16.0    $    16.4  $    14.4
 France                                        11.8         12.2       12.5
 United Kingdom                                 7.4          8.2        8.1
 Other Europe                                  16.1         13.2        9.8
 Other Countries                                6.5          5.2        3.5
--------------------------------------------------------------------------------
                                          $    57.8    $    55.2  $    48.3
================================================================================
Earnings from investments in licensees:
 United States                            $     (.1)   $      .1  $      .2
 Other Europe                                   2.0          2.0        1.4
 Other Countries                                (.5)          .9         .9
--------------------------------------------------------------------------------
                                          $     1.4    $     3.0  $     2.5
================================================================================


(a) Total Systemwide sales in the United States, which include sales of Company-owned branches and franchises, were $3,814.9, $3,758.7 and $3,577.2 for the years ended December 31, 2000, 1999 and 1998, respectively.

(b) Represents nonrecurring items ($16.4 after tax) in the second quarter of 1999 related to employee severances, retirement costs and other associated realignment costs.

(c) The write-down of capitalized software relates to the abandonment of an information system that was being developed in the U.S.

Manpower Inc.                                                                 93

                        (in millions, except share data)


                                      2000       1999       1998
--------------------------------------------------------------------------------
Total assets:
 United States                    $  384.8   $  364.4   $  285.8
 France                            1,204.6    1,140.0    1,128.3
 United Kingdom                      438.8      269.9      230.2
 Other Europe                        674.1      609.7      465.3
 Other Countries                     255.1      250.5      215.6
Corporate(a)                          84.2       84.2       66.5
--------------------------------------------------------------------------------
                                  $3,041.6   $2,718.7   $2,391.7
================================================================================
Investments in licensees:
 United States                    $     .6   $     .9   $     .5
 Other Europe                         38.5       34.0       31.5
 Other Countries                       2.7        2.1        1.1
--------------------------------------------------------------------------------
                                  $   41.8   $   37.0   $   33.1
================================================================================
Long-lived assets:
 United States                    $   40.1   $   44.2   $   48.0
 Foreign:
   France                             57.6       51.4       66.3
   United Kingdom                     30.7       26.2       30.2
   Other Europe                       57.7       47.9       38.9
   Other Countries                    17.6       19.7       14.7
--------------------------------------------------------------------------------
 Total foreign                       163.6      145.2      150.1
 Corporate (a)                         1.3        2.1        3.9
--------------------------------------------------------------------------------
                                  $  205.0   $  191.5   $  202.0
================================================================================
Additions to long-lived assets:
 United States                    $   15.0   $   16.7   $   64.0
 France                               22.2       16.9       33.4
 United Kingdom                        9.7        4.9       10.0
 Other Europe                         22.2       27.4       25.7
 Other Countries                      15.0       10.0        7.8
 Corporate(a)                           .7        1.0         .9
--------------------------------------------------------------------------------
                                  $   84.8   $   76.9   $  141.8
================================================================================


(a) Corporate assets include assets that are not used in the operations of any geographical segment.

94                                                                 Manpower Inc.

                           QUARTERLY DATA (Unaudited)
                      (in millions, except per share data)


                                                FIRST          SECOND          THIRD             FOURTH
                                              QUARTER         QUARTER        QUARTER            QUARTER         TOTAL
----------------------------------------------------------------------------------------------------------------------
Year Ended December 31, 2000
Revenues from services                      $ 2,568.3       $ 2,714.1       $2,820.9        $   2,739.5     $10,842.8
Gross profit                                    446.0           477.8          507.4              515.5       1,946.7
Net earnings                                     25.6            38.0           54.1               53.5         171.2
Net earnings per share                      $     .34       $     .50       $    .71        $       .71     $    2.26
Net earnings per share - diluted            $     .33       $     .49       $    .70        $       .70     $    2.22
Dividends per share                         $      --       $     .10       $   --          $       .10     $     .20
Market price:
 High                                       $   36.81       $   39.81       $  39.50        $     38.75
 Low                                            26.75           30.63          30.63              28.69
======================================================================================================================

Year Ended December 31, 1999
Revenues from services                      $ 2,175.2       $ 2,327.6       $2,606.8        $   2,660.5     $ 9,770.1
Gross profit                                    380.2           404.7          451.8              468.2       1,704.9
Net earnings                                     20.6            31.8           48.9               48.7         150.0
Net earnings per share                      $     .26       $     .41       $    .64        $       .64     $    1.94
Net earnings per share - diluted            $     .26       $     .40       $    .63        $       .63     $    1.91
Dividends per share                         $      --       $     .10       $   --          $       .10     $     .20
Market price:
 High                                       $   28.00       $   25.56       $  29.94        $     38.69
 Low                                            22.25           21.00          21.19              28.44
======================================================================================================================


Manpower Inc.                                                                 95

                             SELECTED FINANCIAL DATA
                      (in millions, except per share data)


YEAR ENDED DECEMBER 31                      2000         1999        1998         1997        1996
---------------------------------------------------------------------------------------------------
Operations Data:
 Revenues from services               $ 10,842.8   $  9,770.1  $  8,814.3   $  7,258.5  $  6,079.9
 Gross profit                            1,946.7      1,704.9     1,503.0      1,310.2     1,148.0
 Write-down of capitalized software         --           --         (92.1)        --          --
 Operating profit                          311.0        230.6       130.4        255.4       227.0
 Net earnings                              171.2        150.0        75.7        163.9       162.3
===================================================================================================
Per Share Data:
 Net earnings                         $     2.26   $     1.94  $      .94   $     2.01  $     1.98
 Net earnings - diluted                     2.22         1.91         .93         1.97        1.94
 Dividends                                   .20          .20         .19          .17         .15
===================================================================================================
Balance Sheet Data:
 Total assets                         $  3,041.6   $  2,718.7  $  2,391.7   $  2,047.0  $  1,752.3
 Long-term debt                            491.6        357.5       154.6        189.8       100.8
===================================================================================================




The Notes to Consolidated Financial Statements should be read in conjunction with the above summary.

96                                                                 Manpower Inc.

                              Corporate Information

World Headquarters                     Directors                                 Officers
P.O. Box 2053                          John R. Walter, Chairman                  Jeffrey A. Joerres
5301 N. Ironwood Rd.                   Retired President and COO of AT&T         President & Chief Executive Officer
Milwaukee, WI  53201                   Corp. Former Chairman, President
(414) 961-1000                         & CEO of R.R. Donnelley & Sons            Terry A. Hueneke
www.manpower.com                                                                 Executive Vice President
                                       Jeffrey A. Joerres                        The Americas, Japan,
Transfer Agent and Registrar           President & Chief Executive Officer       Australia and the Far East
Mellon Investor Services, L.L.C.       Manpower Inc.
P.O. Box 3315                                                                    Michael J. Van Handel
South Hackensack, NJ  07606            Nancy Brinker                             Senior Vice President &
www.mellon-investor.com                Chairman                                  Chief Financial Officer
                                       Susan G. Komen
Stock Exchange Listing                 Breast Cancer Foundation                  Executive Management
NYSE Symbol: MAN                                                                 Michael Grunelius
                                       Dudley J. Godfrey, Jr.                    Managing Director
10-K Report                            Senior Partner                            France & Region
A copy of form 10-K filed with         Godfrey & Kahn, S.C.
the Securities and Exchange                                                      Yoav Michaely
Commission for the year ended          Marvin B. Goodman                         Senior Vice President
December 31, 2000 is available         Retired Shareholder and                   Europe, Middle East and Africa
without charge after March 31,         Officer of Manpower Services              (Excluding France)
2001 by writing to:                    (Toronto) Limited, formerly a
                                       Company franchise                         Dominique Turcq
Michael J. Van Handel                                                            Senior Vice President
Manpower Inc.                          J. Ira Harris                             Strategic Planning
P.O. Box 2053                          Chairman of J.I. Harris &
                                       Associates and Vice Chairman of           David Arkless
5301 N. Ironwood Rd.                   The Pritzker Organization, L.L.C.         Senior Vice President
Milwaukee, WI  53201
                                                                                 Manpower Inc. and
Annual Meeting of Shareholders         Terry A. Hueneke                          Chief Executive
May 1, 2001                            Executive Vice President                  The Empower Group
10:00 a.m.                             Manpower Inc.
                                                                                 Tammy Johns
Marcus Center for the                  Newton N. Minow                           Vice President
Performing Arts                        Counsel and former Partner                Global Accounts and Chairman
929 N. Water St.                       of Sidley & Austin                        Canadian Operations
Milwaukee, WI  53202
                                       Gilbert Palay                             Michael Lynch
Shareholders                           Retired Senior Executive                  Vice President
As of February 26, 2001,               Vice President                            International Support
Manpower Inc. common                   Manpower Inc.                             and General Counsel
stock was held by 6,102
record holders.
                                       Dennis Stevenson
                                       Chairman of Halifax plc and
                                       Pearson plc

                                       Edward J. Zore
                                       President
                                       Northwestern Mutual

Manpower Inc.                                                                 97

                               Principal Operating Units

Manpower Inc. provides a full range of staffing solutions to more than 400,000 customers per year through nearly 3,700 offices in the 59 countries shown below.


         In addition, Elan Group Ltd. is a fully-owned subsidiary of Manpower Inc., headquartered in the United Kingdom, that was acquired in 2000. It is a leading provider of IT staffing solutions in the United Kingdom, Netherlands, Ireland, Switzerland, Germany and Hong Kong.

         The Empower Group is an independent operating division of Manpower Inc. that provides organizational performance consulting services to multi-national corporations worldwide. It was launched in 2000 and is based in London. The Empower Group has operations worldwide, with the largest in Australia, New Zealand, United Kingdom and the United States.

         Brook Street Bureau is a fully-owned subsidiary of Manpower Inc. in the United Kingdom. Its core business is the supply of temporary, permanent and contract staff to office, secretarial and light industrial positions.


--------------------------------------------------------------------------------

              All countries shown in blue are served by Manpower's
                        worldwide network of operations.


                                 [MAP OF WORLD]

Argentina         Costa Rica           Honduras         Malaysia            Peru               Sweden
Australia         Czech Republic       Hong Kong        Mexico              Philippines        Switzerland
Austria           Denmark              Hungary          Monaco              Poland             Taiwan
Belgium           Ecuador              India            Morocco             Portugal           Thailand
Bolivia           El Salvador          Ireland          Netherlands         Puerto Rico        Tunisia
Brazil            Finland              Israel           New Caledonia       Reunion            United Kingdom
Canada            France               Italy            New Zealand         Russia             United States
Chile             Germany              Japan            Norway              Singapore          Uruguay
China (PRC)       Greece               Korea            Panama              South Africa       Venezuela
Colombia          Guatemala            Luxembourg       Paraguay            Spain

98                                                                 Manpower Inc.

                                  [BLANK PAGE]

                                    [PHOTO]

                           International Headquarters
                                  P.O. Box 2053
                            5301 North Ironwood Road
                         Milwaukee, Wisconsin 53201 USA
                                  414.961.1000

                                www.manpower.com