Form 10-K405, Exhibit 13
period 2001-12-31
MANPOWER INC /WI/
filed 2002-04-01
CIK 871763

Manpower Inc.
2001 Annual Report

(Images on the cover and on pages 1-22 contain photographs of people and different work sites.)

                    It's more than work.

                    It's more than a paycheck.

                    It's more than a title.

                    It's more than a place to mingle.

                    It's more than a routine.

                    It's more than moving paper.

                    It's more than a place to sit.

                    It's more than the passage of time.

                    It's more than work.

                    It's about life.

                    It's about being rewarded for effort.

                    It's about learning something new every day.

                    It's about updating skills for today's environment.

                    It's about being on a team that truly cares for one another.

                    It's about setting a good example for others.

                    It's about pride.

                    It's about knowing you made a difference.

                    It's about Manpower.

                     At Manpower, it's about the 2 million
                 well-trained, intelligent, motivated, reliable
                 people who make a difference to our customers.
               And in the process, they lead productive lives for
                themselves, and create shareholder value for you.

                           Letter to our Shareholders










[PICTURE]



Dear Shareholders --

As you know, 2001 was a tough year for businesses worldwide and, consequently, for the staffing companies that serve them. While it was difficult for us to show growth in that environment, we know from past history that recoveries usually offer an early opportunity to grow revenues and profits. With this potential opportunity in mind, we used the year to solidify both our operating and financial strengths, focusing on the key strategic areas that we have been building on over the past three years.

For example, our gross profit margin improved by 70 basis points during the year, reflecting the value our customers place on the services we provide. In the major geographies in which we operate, we were able to reduce operating and overhead expenses, and we did so thoughtfully and strategically - by improving our service-delivery process, rather than by eliminating elements that will drive our future growth. We generated more than $193 million in free cash flow - a 49% increase over 2000. This is due, in part, to the fact that our cash flow runs counter to the business cycle; so, as the revenues decreased, the receivables from a higher revenue stream were collected. Even so, we made improvements that went beyond economic cycles, reflecting the underlying strength of our business. One such area was a two-day reduction in the collection period for our outstanding receivables.

We ended the year with systemwide sales of $11.8 billion and revenues of $10.5 billion. Operating profit was $237.6 million.

The worldwide economy may be slow and timing of a recovery uncertain, but we believe Manpower's future growth opportunities are certain. Customers of all sizes - from the largest global accounts to the smallest local customers - are all asking for more from Manpower. This is a real opportunity for us because of Manpower's track record for delivering the best service in the industry.

Exceptional service is, in fact, the core of the Manpower brand - a reputation built over the last 54 years by delivering people with the right skills, quickly and efficiently to our customers.

During the year, we continued to build on our service leadership position in many markets and expanded our presence worldwide, growing our network to more than 3,900 offices, with 235 net office additions in the year. We added locations in high-potential geographies, including Asia Pacific and targeted countries in Europe - notably Italy and France. Today, our assets and service capabilities are aligned with both long-range market opportunities and near-term demand.

We also continued to expand both the range and reach of the services we provide, focusing on the specialty and professional side of our business, where there are great growth opportunities. We significantly expanded the geographic footprints of both Elan Group Ltd., our European IT staffing subsidiary, and The Empower Group, an independent operating unit that provides human resource consulting services to major customers. And, in July, we acquired Jefferson Wells International, Inc., a respected and fast-growing professional provider of internal audit, accounting, technology, and tax services.

At a time when companies worldwide are experiencing a significant increase in their need for financial professionals - and equally significant pressure to control fixed-expense growth - Jefferson Wells allows us to offer a wide range of specialized services that are strategically important to our customers. Just as important, this acquisition - like those of

Elan and The Empower Group in the past - demonstrates our overall approach to growth. In making acquisitions, we're not interested in simply piling on assets or revenues. Instead, we focus on opportunities that will both energize and enrich our core business over the long term and provide an immediate business "fit" - companies that can respond to our customers' business requirements immediately, without major integration efforts, expenses, or disruptions required by our existing organization.

A similar service focus drives our approach to technology, which we deploy with a straightforward goal: making Manpower the best staffing company to do business with worldwide.

As a result, we continued our investments in 2001 - making substantial progress on our integrated back office in the United States, developing a new front-office system for Europe, and providing access to our capabilities over the Internet. And our customers are responding. Our second generation global e-commerce offering is winning business at a rapid pace as it offers ease-of-use and a dynamic array of features, built on the best industry knowledge available in the world - right here at Manpower.

As important as our strategies and accomplishments are, however, one prevailing fact remains. It takes talented, determined people to accomplish our goals. That's why one of our major focuses has been on forging a high-performance organization - one that deeply understands its markets, lives up to its promises, and uses its uniquely entrepreneurial culture to capitalize on the opportunities that our changing industry continually presents.

At the core of this effort is alignment - of our strategies to the demands of our customers and our marketplace, and of the daily decisions made by Manpower employees, working in different countries and different cultures - to a shared and global set of values focused on people, knowledge, and innovation. These principles guide and support us every day in achieving the best solutions for our employees and our customers.

In fact, the alignment of our strategies and values translates directly into market leadership with sustainable competitive advantages. It translates into operating leadership -the creation of value by combining productivity, scale, and the sharing of best practices across all of our locations throughout the 61 countries in which we operate.

And, above all, it translates into performance - a company with the willingness, ability, and capacity to deal with change, without losing sight of long-range goals, and create lasting value.

It is our leadership in service, coupled with our values, which will, again, steady us in 2002, through whatever economic challenges may occur in the unpredictable days and months that lie ahead.

Make no mistake: we are confident in our prospects. If the world economy recovers in 2002, as many believe it will, we are better positioned to benefit from the surge in staffing demand that historically follows downturns, and to move aggressively down a growth track in 2003. But, even if the environment remains as sluggish as it is at this writing, we are positioned to perform, thanks to our focus on productivity, profit margins, and strong cash flows.

In closing, I want to thank our customers and shareholders for the support and encouragement they provided throughout the year, and to express our appreciation to our Board of Directors for their contributions. In particular, I want to thank Dudley Godfrey and Marvin Goodman, who will retire from our board this year, for their years of dedicated service and counsel. I want to thank Terry Hueneke, who retired as Executive Vice President and head of the Americas and Asia Pacific operations, after 28 years of service. Fortunately, Terry will continue as a Director, and our Board will continue to benefit from his experience and insight. In addition, after a short tenure on our Board, I want to wish Nancy Brinker well in her new assignment as Ambassador to Hungary, which she began in August.

Above all, I want to thank the 22,400 people of Manpower worldwide for their efforts throughout 2001. While we accomplished much, we know that looking back is never as important as looking ahead. The difficult year challenged our character and commitment, and without hesitation I can say that we are now a stronger company than we were, even a year ago. All of us clearly understand that what we do every day is much more than work.



/s/ JEFFREY A. JOERRES

Jeffrey A. Joerres
Chairman, Chief Executive Officer & President
March 1, 2002

                                 MANPOWER INC.
                      2001 Annual Report Graphs and Data


                                    [CHARTS]


FINANCIAL HIGHLIGHTS (in millions of U.S. dollars):

                                 97             98             99             00              01
                            ------------   ------------   ------------   ------------   ------------

Systemwide Sales(a)              8,899.9       10,523.4       11,511.4       12,444.9       11,779.1
Revenues                         7,258.5        8,814.3        9,770.1       10,842.8       10,483.8
Operating Margin(b)                255.4          222.5          258.6          311.0          237.6

(a) Represents total sales of Company-owned branches and franchises.

(b) Excludes non-recurring items incurred during 1998 and 1999.

                      Management's Discussion and Analysis

              -- of Financial Condition and Results of Operations--



Nature of Operations

Manpower Inc. (the "Company") is a global staffing leader delivering high-value staffing and workforce management solutions worldwide. Through a systemwide network of over 3,900 offices in 61 countries, the Company provides a wide range of human resource services including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training and development; and organizational-performance consulting.

The staffing industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among customers and in the industry itself.

The Company attempts to manage these trends by leveraging established strengths, including one of the staffing industry's best-recognized brands; geographic diversification; size and service scope; an innovative product mix; and a strong customer base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our customers need and high-value workforce management solutions.

Systemwide information referred to throughout this discussion includes both Company-owned branches and franchises. The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. Systemwide sales reflects sales of Company-owned branch offices and sales of franchise offices. (See Note 1 to the Consolidated Financial Statements for further information.)

SYSTEMWIDE SALES (in millions of U.S. dollars)

United States                    3,114.8         0.2644          95.20
France                           3,766.4         0.3198         115.11
United Kingdom                   1,489.3         0.1264          45.52
Other Europe                     2,085.1         0.1770          63.73
Other Countries                  1,323.5         0.1124          40.45
                                11,779.1         1.0000         360.00

SYSTEMWIDE OFFICES (as of December 31, 2001)

United States                    1,121         0.29       102.95
France                             985         0.25        90.46
United Kingdom                     312         0.08        28.65
Other Europe                     1,021         0.26        93.77
Other Countries                    481         0.12        44.17
                                 3,920         1.00       360.00

Results of Operations
Years Ended December 31, 2001, 2000 and 1999

Consolidated Results - 2001 compared to 2000

Systemwide sales decreased 5.3% to $11.8 billion in 2001 from $12.4 billion in 2000.

Revenues from services decreased 3.3%. Revenues were unfavorably impacted during the year by changes in currency exchange rates, as the U.S. Dollar strengthened relative to many of the functional currencies of the Company's foreign subsidiaries. Revenues were flat at constant exchange rates. Acquisitions had a favorable impact of 1.3% on 2001 consolidated revenues, on a constant currency basis.

Operating profit declined 23.6% during 2001. As a percentage of revenues, Operating profit was 2.3% compared to 2.9% in 2000. This decrease in operating profit margin reflects the de-leveraging of the business caused by the slowing revenue growth coupled with the Company's continued investment in certain expanding markets and strategic initiatives.

Gross profit increased .5% during 2001, as the gross profit margin improved 70 basis points (.7%) to 18.7% in 2001 from 18.0% in 2000. The improved margin is due primarily to a change in business mix to higher value services and to improved pricing in most major markets.

Selling and administrative expenses increased 5.1% during 2001. As a percent of Gross profit, these expenses were 87.9% in 2001 and 84.0% in 2000. The increase in this percentage reflects the de-leveraging of the business, as discussed above. The growth in Selling and administrative expenses declined throughout the year, as the Company made a concerted effort to control costs in response to the economic slowdown. Selling and administrative expenses were flat in the fourth quarter of 2001 compared to the fourth quarter of 2000. The Company added 235 offices during 2001 as it invested in expanding markets, such as Italy, and in acquisitions.

Interest and other expenses decreased $6.1 million during 2001, due primarily to a $4.5 million decrease in the loss on the sale of accounts receivable and a $2.1 million decline in foreign exchange losses. The loss on the sale of accounts receivable decreased in 2001 due to a decrease in the average amount advanced under the U.S. Receivables Facility (the "Receivables Facility"). (See
Note 4 to the Consolidated Financial Statements for further information.) Net interest expense was $28.8 million in 2001 compared to $27.7 million in 2000, as the effect of higher borrowings was offset by lower interest rates. Other income and expenses were $5.4 million in 2001 and $6.0 million in 2000, and consist of bank fees, other non-operating expenses, and in 2001, a gain on the sale of a minority-owned subsidiary and a writedown of an investment.

The Company provided for income taxes at a rate of 37.1% in 2001 compared to 35.4% in 2000. The increase in the rate primarily reflects a shift in taxable income to relatively higher tax-rate countries and an increase in valuation allowances recorded against foreign net operating losses. The 2001 rate is different than the U.S. Federal statutory rate of 35% due to the impact of higher foreign income tax rates, taxes on foreign repatriations and non-deductible goodwill.

Net earnings per share, on a diluted basis, decreased 27.0% to $1.62 in 2001 compared to $2.22 in 2000. The 2001 earnings per share, on a diluted basis, was negatively impacted by the lower currency exchange rates during the year. At constant exchange rates, 2001 diluted earnings per share would have been $1.72, a decrease of 22.5% from 2000. The weighted average shares outstanding declined less than 1% from 2000. On an undiluted basis, net earnings per share was $1.64 in 2001 compared to $2.26 in 2000.

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

Selling and administrative expenses increased 10.9% during 2000. Excluding the impact of the nonrecurring items recorded in 1999, Selling and administrative expenses increased 13.1%. As a percent of Gross profit, excluding nonrecurring items, these expenses were 84.0% in 2000 and 84.8% in 1999. This improvement was achieved despite the increased administrative costs in France resulting from the 35-hour work week instituted during 2000 and the investments in Manpower Professional in the U.S. and new markets worldwide. The Company opened more than 285 offices during 2000, with the majority being opened throughout mainland Europe.

Interest and other expenses increased $21.0 million during 2000 due primarily to higher net interest expense levels. Net interest expense was $27.7 million in 2000 compared to $9.3 million in 1999. This increased expense is due to higher borrowing levels required to finance the Company's acquisitions, the share repurchase program and the ongoing investments in its global office network.

The Company provided for income taxes at a rate of 35.4% in 2000 compared to 27.1% in 1999. The increase in the rate primarily reflects the impact of the 1999 nonrecurring items, including a one-time tax benefit of $15.7 million related to the Company's dissolution of a nonoperating subsidiary. Without these nonrecurring items, the 1999 tax rate would have been 35.5%. The 2000 rate is different than the U.S. Federal statutory rate due to foreign repatriations, foreign tax rate differences, state income taxes and net operating loss carryforwards which had been fully reserved for in prior years.

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

              -- of Financial Condition and Results of Operations--


SEGMENT RESULTS
The Company is organized and managed primarily on a geographical basis. Each country has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each country reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of the Company's operations have been segregated into the following segments - United States, France, United Kingdom, Other Europe and Other Countries. (See Note 13 to the Consolidated Financial Statements for further information.)

Revenues from Services
--------------------------------------------------------------------------------
In Millions of U.S. Dollars

United States                    2,003.4
France                           3,766.4
United Kingdom                   1,489.3
Other Europe                     1,939.4
Other Countries                  1,285.3

United States -- Systemwide sales in the United States were $3.1 billion, a decrease of 18% from 2000. Revenues decreased 17% to $2.0 billion. These declines reflect a significant decrease in demand for our services in response to the deteriorating U.S. economy. The rate of revenue contraction compared to prior year grew during the year, with revenues down 3% in the first quarter and 25% in the fourth quarter. During the last five months of the year, the contraction appeared to stabilize with revenues trailing prior year by approximately 25%.

In response to the declining revenue trends, the U.S. organization implemented a number of cost control initiatives. These initiatives resulted in a 7% decrease in selling and administrative expenses in 2001, or a $48 million reduction on an annualized run-rate basis, beginning with the second half of the year.

Despite these cost reduction initiatives, the rate of expense reduction (-7%) lagged the decline in revenues (-17%) as management is committed to preserving a quality network of offices which will be necessary to fully benefit from anticipated revenue growth when the economy improves.

Operating profit decreased 65% to $29.5 million in 2001, while the operating profit margin declined to 1.5% from 3.5% in 2000. This decline primarily reflects the impact of the selling and administrative expense de-leveraging caused by the revenue decline.

The Company acquired two U.S. franchises during the year, adding approximately $38 million of revenue. The impact of these acquisitions on Operating profit was negligible.

United States                           REVENUE           OPERATING PROFIT
--------------------------------------------------------------------------------
In Millions of U.S. Dollars

SEGMENT GRAPHS

                                        99              00               01
                                      -------         -------         -------

United States:
   Systemwide sales                   3,758.7         3,814.9         3,114.8
   Systemwide sales growth                5.0%            2.0%          (18.0)%
   Operating profit                      80.3            84.6            29.5
   Operating profit growth                3.0%            5.0%          (65.0)%

France -- Revenues in France decreased 2% in local currency to E.4.2 billion ($3.8 billion) in 2001 from E.4.3 billion ($3.9 billion) in 2000. During the year the Company experienced slowing demand for its services as the French economy continued to weaken. Revenue growth in the fourth quarter contracted 11.0% from the prior year level.

Despite this decrease in revenues, our French organization was able to achieve improved operating profit margins. Operating profit margins improved to 3.6% in 2001, representing a 30 basis point (.3%) improvement over 2000 and a 90 basis point (.9%) improvement over 1999. Operating profit increased 7% in local currency in 2001, following a 49% improvement in 2000. These improvements are the result of enhanced pricing initiatives and effective cost control in response to the slowing French economy.

France                            REVENUE           OPERATING PROFIT
--------------------------------------------------------------------------------
In Millions of U.S. Dollars

                                        99              00               01
                                      -------         -------         -------
France:
   Revenue                            3,775.1         3,939.2         3,766.4
   Revenue growth                         4.0%            4.0%           (4.0)%
   Operating profit                     100.9           130.6           135.7
   Operating profit growth               31.0%           29.0%            4.0%

United Kingdom -- The United Kingdom segment includes Manpower which provides services though 160 offices, Brook Street which provides services through 126 offices and Elan, a specialty IT staffing business, which provides services throughout Europe through 22 offices.

Revenues for the U.K. segment grew 8% in constant currency reaching $1.5 billion for 2001. While demand for our services was not as strong in the second half of the year, the U.K. economy was stronger than many of the other markets in which the Company operates.

The gross profit margin improved substantially during the year, increasing 190 basis points (1.9%). This reflects an improvement in business mix to more higher-value services and enhanced pricing.

The operating profit margin declined 20 basis points (.2%) during the year primarily as a result of expense de-leveraging in the second half of the year as revenue levels began to trail the prior year.

United Kingdom                    REVENUE           OPERATING PROFIT
--------------------------------------------------------------------------------
In Millions of U.S. Dollars

United Kingdom
   Revenue                            1,170.3         1,453.1         1,489.3
   Revenue growth                         8.0%           24.0%            2.0%
   Operating profit                      40.2            46.2            44.5
   Operating profit growth               (5.0)%          15.0%           (4.0)%

Other Europe -- Revenues in the Other Europe segment grew 7% in constant currency during 2001, totaling $1.9 billion. The revenue growth rate has slowed from prior year levels, reflecting the softening European economy experienced during the last six months of the year.

Operating profit declined 12% in constant currency during 2001 primarily as a result of the de-leveraging effect caused by the slowing revenue growth in many of the European countries, and the Company's continued investment in faster growing markets, such as Italy. Operating profit increases exceeded 14% in the Netherlands, Israel and Spain despite the declining revenues in those countries.

During 2001, the Company opened almost 100 offices in the Other Europe markets, most of which were in Italy. Over 700 offices have been opened in the Other Europe markets during the past five years.

Other Europe                      REVENUE           OPERATING PROFIT
--------------------------------------------------------------------------------
In Millions of U.S. Dollars


Other Europe:
   Revenue                            1,665.5         1,896.3         1,939.4
   Revenue growth                        29.0%           14.0%            2.0%
   Operating profit                      68.0            89.1            75.9
   Operating profit growth               29.0%           31.0%          (15.0)%

Other Countries -- Revenues in the Other Countries segment were $1.3 billion, increasing 22% in constant currency. The Company's largest operation within this segment is Japan, which represents approximately 43% of the segment's 2001 revenues. Revenues in Japan increased 34% in local currency, or 25% excluding acquisitions. This strong revenue growth was achieved despite the weak economy as secular trends toward flexible staffing remain very positive. The Company continues to invest in Japan and is well positioned to take advantage of future growth opportunities.

Also included in this segment are Jefferson Wells International, Inc. ("Jefferson Wells") and The Empower Group ("Empower"). Jefferson Wells, which was acquired in July 2001, is a professional services provider of internal audit, accounting, technology and tax services. It operates a network of offices throughout the United States and Canada.

Empower, which was formed in 2000, provides added-value human resource solutions and consulting services through a network of global offices. During 2001, the Company added to the strength of its Empower service offering with the integration of a number of smaller acquisitions. In total, Jefferson Wells and the newly acquired Empower companies added over $90 million of revenue in 2001.

Operations in Mexico and Asia, excluding Japan, posted local currency revenue growth of 11% and 42%, respectively, in 2001 while improving operating profit margins. These results reflect the benefit of our continued investment in these regions, where we added 33 offices during the past two years.

The operating profit margin for the segment overall declined during the year, due to the economic softening in many of these markets along with the Company's continued investments in this segment.

Other Countries                   REVENUE           OPERATING PROFIT
--------------------------------------------------------------------------------
In Millions of U.S. Dollars

Other Countries:
   Revenue                              908.7         1,140.7         1,285.3
   Revenue growth                        40.0%           26.0%           13.0%
   Operating profit                      10.6            13.2             8.9
   Operating profit growth              (36.0)%          24.0%          (32.0)%

CASH SOURCES
Excluding the impact of the Receivables Facility, cash provided by operating activities was $281.0 million in 2001 and $212.9 million in 2000 compared to a $25.5 million use of cash in 1999. Including the impact of the Receivables Facility, cash provided by operating activities was $136.0 million in 2001 and $157.9 million in 2000 compared to a $.5 million use of cash in 1999. Changes in working capital significantly impacted cash flow. Cash provided by changes in working capital, excluding the Receivables Facility, was $59.8 million in 2001 compared to cash used to support working capital needs during 2000 and 1999 of $31.0 million and $275.2 million, respectively. The changes from 2000 to 2001 and from 1999 to 2000 are the result of the Company's continued focus on working capital management, evidenced by a reduction in consolidated Days Sales Outstanding (DSO) levels for

             -- of Financial Condition and Results of Operations --


much of 2001 and 2000. In addition, the change from 2000 to 2001 was also partially due to the decrease in working capital needs because of the declining revenue levels. Cash provided by operating activities before working capital changes was $221.2 million, $243.9 million and $249.7 million during 2001, 2000 and 1999, respectively.

Accounts receivable decreased to $1,917.8 million at December 31, 2001 from $2,094.4 million at December 31, 2000. This decrease is primarily due to the declining revenue levels in many of our countries and a two-day reduction in DSO on a consolidated basis. These declines were offset somewhat by a $145.0 million reduction in the amount of accounts receivable sold under the Receivables Facility. The accounts receivable balance is also impacted by currency exchange rates. At constant exchange rates, the receivables balance would have been $102.8 million higher than reported.

The Company records an Allowance for doubtful accounts as a reserve against the outstanding Accounts receivable balance. This allowance is calculated on a country-by-country basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. The Allowance for doubtful accounts was $61.8 million and $55.3 million at December 31, 2001 and 2000, respectively.

Net cash provided by borrowings was $313.0 million and $71.8 million in 2001 and 2000, respectively. Borrowings in 2001 and 2000 were used for acquisitions, investments in new and expanding markets, capital expenditures and repurchases of the Company's common stock.

CASH USES
Capital expenditures were $87.3 million, $82.6 million and $74.7 million during 2001, 2000 and 1999, respectively. These expenditures are primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $19.1 million, $6.9 million and $3.0 million in 2001, 2000 and 1999, respectively.

In July 2001, the Company acquired Jefferson Wells for total consideration of approximately $174.0 million, including assumed debt. The acquisition of Jefferson Wells was originally financed through the Company's existing credit facilities.

In January 2000, the Company acquired Elan Group Ltd. for total consideration of approximately $146.2 million, the remaining $30.0 million of which was paid during 2001.

The Company has also acquired or invested in other companies throughout the world. The total consideration paid for such transactions, excluding the acquisitions of Jefferson Wells and Elan, was $95.8 million, $56.2 million and $18.8 million in 2001, 2000 and 1999, respectively.

The Board of Directors has authorized the repurchase of 15 million shares under the Company's share repurchase program. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. At December 31, 2001, 9.0 million shares at a cost of $253.1 million have been repurchased under the program, $3.3 million of which were repurchased during 2001.

During September 2000, the Company entered into a forward repurchase agreement to purchase shares of its common stock under its share repurchase program. Under the agreement, over a two-year period, the Company is required to repurchase a total of one million shares at a current price of approximately $34 per share, which approximates the market price at the inception of the agreement, plus a financing charge. The Company may choose the method by which it settles the agreement (i.e., cash or shares). As of December 31, 2001, 100,000 shares have been purchased under this agreement, leaving 900,000 shares to be purchased by September 2002.

The Company paid dividends of $15.2 million, $15.1 million and $15.3 million in 2001, 2000 and 1999, respectively.

Cash and cash equivalents increased by $64.1 million in 2001 compared to a decrease of $60.0 million in 2000 and an increase of $61.2 million in 1999.

The Company has aggregate commitments related to debt, the forward repurchase agreement and operating leases as follows:

                                                                                           THERE-
In Millions of U.S. Dollars          2002       2003       2004       2005       2006       AFTER
---------------------------        --------   --------   --------   --------   --------   --------
Long-term debt                         13.5        6.5        8.6      135.1      413.5      247.4
Short-term borrowings                  10.2         --         --         --         --         --
Forward repurchase agreement           30.5         --         --         --         --         --
Operating leases                       67.5       55.2       40.2       31.1       22.9       48.0
                                   --------   --------   --------   --------   --------   --------
                                      121.7       61.7       48.8      166.2      436.4      295.4
                                   ========   ========   ========   ========   ========   ========

CAPITALIZATION
Total capitalization at December 31, 2001 was $1,649.1 million, comprised of $834.8 million of debt and $814.3 million of equity. Debt as a percentage of total capitalization was 51% at December 31, 2001 compared to 43% in 2000.

TOTAL CAPITALIZATION
--------------------------------------------------------------------------------
In Millions of  U.S. Dollars

                                 97             98             99             00             01
                            ------------   ------------   ------------   ------------   ------------
Debt                               172.0          360.5          489.0          557.5          834.8
Equity                             617.5          668.9          650.6          740.4          814.3
                            ------------   ------------   ------------   ------------   ------------
Total capitalization               789.5        1,029.4        1,139.6        1,297.9        1,649.1
                            ============   ============   ============   ============   ============

CAPITAL RESOURCES
In August 2001, the Company received $240.0 million in gross proceeds related to the issuance of $435.4 million in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 (the "Debentures"). These Debentures were issued at a discount to yield an effective interest rate of 3% per year and rank equally with all existing and future senior unsecured indebtedness of the Company. Gross proceeds were used to repay borrowings under the Company's unsecured revolving credit agreement and advances under the Receivables Facility. There are no scheduled cash interest payments associated with the Debentures.

The Debentures are convertible into shares of the Company's common stock at an initial price of $39.50 per share if the closing price of the Company's common stock on the New York Stock Exchange exceeds specified levels or in certain other circumstances.

The Company may call the Debentures beginning August 17, 2004 for cash at the issue price, plus accreted original issue discount. Holders of the Debentures may require the Company to purchase the Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates. The Company may purchase these Debentures for either cash, the Company's common stock, or combinations thereof.

The Company has E.150.0 million in unsecured notes due March 2005 and K200.0 million in unsecured notes due July 2006.

During November 2001, the Company entered into new revolving credit agreements with a syndicate of commercial banks. The new agreements consist of a $450.0 million five-year revolving credit facility (the "Five-year Facility") and a $300.0 million 364-day revolving credit facility (the "364-day Facility").

The revolving credit agreements allow for borrowings in various currencies and up to $100.0 million of the Five-year Facility may be used for the issuance of standby letters of credit. Outstanding letters of credit totaled $65.5 million and $62.1 million as of December 31, 2001 and 2000, respectively. Additional borrowings of $449.9 million were available to the Company under these agreements at December 31, 2001.

The interest rate and facility fee on both agreements, and the issuance fee paid for the issuance of letters of credit on the Five-year Facility, vary based on the Company's debt rating and borrowing level. Currently, on the Five-year Facility, the interest rate is LIBOR plus .725% and the facility and issuance fees are .15% and .725%, respectively. On the 364-day Facility, the interest rate is LIBOR plus .75% and the facility fee is .125%. The Five-year Facility expires in November 2006. The 364-day Facility expires in November 2002.

The agreements require, among other things, that the Company comply with a Debt-to-EBITDA ratio of less than 3.75 to 1 in 2002 (less than 3.25 to 1 beginning in March 2003) and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreement, the Company had a Debt-to-EBITDA ratio of 2.69 to 1 and a fixed charge ratio of 2.52 to 1 as of December 31, 2001.

Borrowings of $57.1 million were outstanding under the Company's $125.0 million U.S. commercial paper program. Commercial paper borrowings, which are backed by the Five-year Facility, have been classified as long-term debt due to the availability to refinance them on a long-term basis under this facility.

In addition to the above, the Company and some of its foreign subsidiaries maintain separate lines of credit with local financial institutions to meet working capital needs. As of December 31, 2001, such lines totaled $163.0 million, of which $152.8 million was unused.

A wholly-owned U.S. subsidiary of the Company has an agreement to sell, on an ongoing basis, up to $200.0 million of an undivided interest in its accounts receivable. There were no receivables sold under this agreement at December 31, 2001. Unless extended by amendment, the agreement expires in December 2002. (See
Note 4 to the Consolidated Financial Statements for further information.)

The Company's principal ongoing cash needs are to finance working capital, capital expenditures, acquisitions and the share repurchase program. Working capital is primarily in the form of trade receivables, which increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivable turnover, which differs in each market in which the Company operates.

The Company believes that its internally generated funds and its existing credit facilities are sufficient to cover its near-term projected cash needs. With revenue increases or additional acquisitions or share repurchases, additional borrowings under the existing facilities would be necessary to finance the Company's cash needs.

             -- of Financial Condition and Results of Operations --


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

Approximately 80% and 90% of the Company's revenues and operating profits, respectively, are generated outside of the United States, the majority of which are in Europe. As a result, fluctuations in the value of foreign currencies against the dollar may have a significant impact on the reported results of the Company. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the weighted average exchange rate for the year. Consequently, as the value of the dollar strengthens relative to other currencies in the Company's major markets, as it did in the European markets during 2001, the resulting translated revenues, expenses and operating profits are lower. Using constant exchange rates, 2001 revenues and operating profits would have been approximately 3% and 4% higher than reported, respectively.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of Shareholders' equity of the Company. The assets and liabilities of the Company's non-U.S. subsidiaries are translated into United States Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders' equity as a component of Accumulated other comprehensive income
(loss). The dollar was stronger relative to many of the foreign currencies at December 31, 2001 compared to December 31, 2000. Consequently, the Accumulated other comprehensive income (loss) component of Shareholders' equity decreased $35.4 million during the year. Using the year-end exchange rates, the total amount permanently invested in non-U.S. subsidiaries at December 31, 2001 is approximately $1.6 billion.

As of December 31, 2001, the Company had $488.8 million of long-term borrowings denominated in Euro ($397.6 million) and Yen ($91.2 million). These borrowings provide a hedge of the Company's net investment in subsidiaries with the related functional currencies. Since the Company's net investment in these subsidiaries exceeds the respective amount of the borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss). The Accumulated other comprehensive income (loss) component of Shareholders' equity increased $32.0 million during the year due to the currency impact on these borrowings.

Although currency fluctuations impact the Company's reported results and Shareholders' equity, such fluctuations generally do not affect the Company's cash flow or result in actual economic gains or losses. Substantially all of the Company's subsidiaries derive revenues and incur expenses within a single country and consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. The Company generally has few cross border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, and working capital loans made from the United States to the Company's foreign subsidiaries. To reduce the currency risk related to the loans, the Company may borrow funds under the revolving credit agreements in the foreign currency to lend to the subsidiary, or alternatively, may enter into a forward contract to hedge the loan. Foreign exchange gains and losses recognized on any transactions are included in the Consolidated Statements of Operations and historically have been immaterial. The Company generally does not engage in hedging activities, except as discussed above. As of December 31, 2001, there were no such hedges in place. The only derivative instruments held by the Company were interest rate swap agreements.

The Company holds a 49% interest in its Swiss franchise, which holds an investment portfolio of approximately $73.5 million as of December 31, 2001. This portfolio is invested in a wide diversity of European and U.S. debt and equity securities as well as various professionally managed funds. To the extent that there are realized gains or losses related to this portfolio, the Company's ownership share is included in its Consolidated Statements of Operations.

INTEREST RATES
The Company's exposure to market risk for changes in interest rates relates primarily to the Company's variable rate long-term debt obligations. The Company has historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements. Excluding the impact of the swap agreements, the Company has $244.8 million in variable rate borrowings at a weighted average interest rate of 2.53% and $590.0 million in fixed rate borrowings at a weighted average interest rate of 4.74% as of December 31, 2001.

The Company has various interest rate swap agreements in order to fix its interest costs on a portion of its Euro and Yen denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of
E.100.0 million ($89.0 million) which fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010. The Yen interest rate swap agreements have a notional value of Y.8,150.0 million ($61.8 million), Y.4,000.0 million ($30.3 million) of which fixes the interest rate at .9% and expires in 2003 and Y.4,150.0 million ($31.5 million) of which fixes the interest rate at ..8% and expires in 2006. The Company also had an interest rate swap agreement that expired in January 2001, which fixed the interest rate at 6.0% on $50.0 million of the Company's U.S. Dollar-based borrowings. At December 31, 2001, including the impact of the interest rate swap agreements, the Company effectively had $94.0 million and $740.8 million in variable and fixed rate borrowings, respectively, at a weighted average interest rate of 2.08% and 4.53%, respectively. The impact on interest expense recorded during 2001 was not material.

A 21 basis point (.21%) move in interest rates on the Company's variable rate borrowings (10% of the weighted average variable interest rate, including the impact of the swap agreements) would have an immaterial impact on the Company's earnings before income taxes and cash flows in each of the next five years.

IMPACT OF ECONOMIC CONDITIONS
One of the principal attractions of using temporary staffing solutions is to maintain a flexible supply of labor to meet changing economic conditions, therefore, the industry has been and remains sensitive to economic cycles. To help minimize the effects of these economic cycles, the Company provides a wide range of human resource services including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training, and development; and organizational-development consulting. The Company believes that the breadth of its operations and the diversity of its service mix cushions it against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of its three largest markets, as was seen during much of 2001, would likely have a material impact on the Company's consolidated operating results.

THE EURO
Twelve of the fifteen member countries of the European Union (the "participating countries") have established fixed conversion rates between their existing sovereign currencies (the "legacy currencies") and the Euro. Beginning on January 1, 2002, Euro-denominated bills and coins were issued and legacy currencies are being withdrawn from circulation.

The Company has significant operations in many of the participating countries. Since the Company's labor costs and prices are generally determined on a local basis, the impact of the Euro has been primarily related to making internal information systems modifications to meet employee payroll, customer invoicing and financial reporting requirements. Such modifications related to converting currency values and to operating in a dual currency environment during the transition period. Modifications of internal information systems occurred throughout the transition period and were mainly coordinated with other system-related upgrades and enhancements. All modifications have now been completed. The Company accounted for all such system modification costs in accordance with its existing policy and such costs were not material to the Company's Consolidated Financial Statements.

The Company did not experience any significant problems associated with the conversion to the Euro currency on January 1, 2002 in any of the participating countries.

LEGAL REGULATIONS AND UNION RELATIONSHIPS
The temporary employment services industry is closely regulated in all of the major markets in which the Company operates except the United States and Canada. Many countries impose licensing or registration requirements, substantive restrictions on temporary employment services, either on the temporary staffing company or the ultimate client company or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Countries also may restrict the length of temporary assignments, the type of work permitted for temporary workers or the occasions on which temporary workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which temporary employment services firms may operate. These changes could impose additional costs or taxes, additional record keeping or reporting requirements; restrict the tasks to which temporaries may be assigned; limit the duration of or otherwise impose restrictions on the nature of the temporary relationship (with the Company or the customer) or otherwise adversely affect the industry.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on the Company's operations and the ability of customers to utilize the Company's services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company) basis. Changes in these collective labor agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of temporary staffing firms, including the Company.

             -- of Financial Condition and Results of Operations --

FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading "Forward-Looking Statements" in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in the Company's Report on Form 10-K may be beyond the Company's control. Forward-looking statements can be identified by words such as "expect", "anticipate", "intend", "plan", "may", "will", "believe", "seek", "estimate", and similar expressions. The Company cautions that any forward-looking statement reflects only the Company's belief at the time the statement is made. The Company undertakes no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

ACCOUNTING CHANGES

Since June 1998, the Financial Accounting Standards Board ("FASB") has issued SFAS Nos. 133, 137, and 138 related to "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133, as amended" or "Statements"). These Statements establish accounting and reporting standards requiring that every derivative instrument be recorded on the balance sheet as either an asset or liability measured at its fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated other comprehensive income (loss) and are recognized in the Consolidated Statements of Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings.

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

During June 2001, the FASB issued SFAS No. 141, "Business Combinations," which requires all business combinations completed subsequent to June 30, 2001 to be accounted for using the purchase method. Although the purchase method generally remains unchanged, this standard also requires that acquired intangible assets should be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Intangible assets separately identified must be amortized over their estimated economic life.

This statement was adopted by the Company on July 1, 2001. The Company has accounted for previous acquisitions under the purchase method and the related excess of purchase price over net assets was mainly goodwill, therefore, the adoption of this statement did not have a material impact on the Consolidated Financial Statements.

During June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill or identifiable intangible assets with an indefinite life beginning January 1, 2002. In addition, goodwill or identifiable intangible assets with an indefinite life resulting from business combinations completed between July 1, 2001 and December 31, 2001 are no longer required to be amortized. Rather, goodwill will be subject to impairment reviews by applying a fair-value-based test at the reporting unit level, which generally represents operations one level below the segments reported by the Company. An impairment loss will be recorded for any goodwill that is determined to be impaired.

The impairment testing provisions of this statement are effective for the Company on January 1, 2002. Within six months of adoption, the Company will perform an impairment test on all existing goodwill, which will be updated at least annually. The Company has not yet determined the extent of any impairment losses on its existing goodwill, however, any such losses are not expected to be material to the Consolidated Financial Statements.

The non-amortization provisions of this statement related to goodwill resulting from business combinations between July 1, 2001 and December 31, 2001 were adopted as of July 1, 2001. The remaining non-amortization provisions of this statement were adopted as of January 1, 2002. Under the provisions of this statement, $16.8 million of the 2001 Amortization of intangible assets would not have been recorded.

                    Report of Independent Public Accountants



TO THE BOARD OF DIRECTORS AND
SHAREHOLDERS OF MANPOWER INC.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as ofDecember 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Manpower Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.


/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
January 28, 2002

                      Consolidated Statements of Operations

                    -- in millions, except per share data --



YEAR ENDED DECEMBER 31                       2001           2000            1999
----------------------                   ------------   ------------   ------------

Revenues from services                   $   10,483.8   $   10,842.8   $    9,770.1
Cost of services                              8,527.3        8,896.1        8,065.2
                                         ------------   ------------   ------------
Gross profit                                  1,956.5        1,946.7        1,704.9
Selling and administrative expenses           1,718.9        1,635.7        1,474.3
                                         ------------   ------------   ------------
Operating profit                                237.6          311.0          230.6
Interest and other expense                       39.7           45.8           24.8
                                         ------------   ------------   ------------
Earnings before income taxes                    197.9          265.2          205.8
Provision for income taxes                       73.4           94.0           55.8
                                         ------------   ------------   ------------
Net earnings                             $      124.5   $      171.2   $      150.0
                                         ------------   ------------   ------------
Net earnings per share                   $       1.64   $       2.26   $       1.94
                                         ------------   ------------   ------------
Net earnings per share - diluted         $       1.62   $       2.22   $       1.91
                                         ------------   ------------   ------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



                 Supplemental Systemwide Information (unaudited)

                            -- dollars in millions --


YEAR ENDED DECEMBER 31                    2001           2000            1999
----------------------                ------------   ------------   ------------

Systemwide sales                      $   11,779.1   $   12,444.9   $   11,511.4
Systemwide offices at year-end               3,920          3,685          3,396
                                      ------------   ------------   ------------


Systemwide information represents total of Company-owned branches and franchises.

                           Consolidated Balance Sheets

                      -- in millions, except share data --


DECEMBER 31                                                                    2001            2000
-----------                                                                ------------    ------------

Assets

Current Assets
Cash and cash equivalents                                                  $      245.8    $      181.7
Accounts receivable, less allowance for doubtful accounts
  of $61.8 and $55.3, respectively                                              1,917.8         2,094.4
Prepaid expenses and other assets                                                  77.0            51.8
Future income tax benefits                                                         73.8            68.8
                                                                           ------------    ------------
Total current assets                                                            2,314.4         2,396.7

Other Assets
Intangible assets, less accumulated amortization
  of $42.4 and $27.2, respectively                                                480.8           247.6
Investments in licensees                                                           44.7            41.8
Other assets                                                                      204.7           163.9
                                                                           ------------    ------------
Total other assets                                                                730.2           453.3

Property and Equipment
Land, buildings, leasehold improvements and equipment                             465.4           440.9
Less: accumulated depreciation and amortization                                   271.4           249.3
                                                                           ------------    ------------
Net property and equipment                                                        194.0           191.6
                                                                           ------------    ------------
Total assets                                                               $    3,238.6    $    3,041.6
                                                                           ------------    ------------
Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable                                                           $      382.1    $      453.1
Employee compensation payable                                                      93.2            81.2
Accrued liabilities                                                               234.9           269.2
Accrued payroll taxes and insurance                                               300.8           341.8
Value added taxes payable                                                         255.9           311.0
Short-term borrowings and current maturities of
  long-term debt                                                                   23.7            65.9
                                                                           ------------    ------------
Total current liabilities                                                       1,290.6         1,522.2

Other Liabilities
Long-term debt                                                                    811.1           491.6
Other long-term liabilities                                                       322.6           287.4
                                                                           ------------    ------------
Total other liabilities                                                         1,133.7           779.0

Shareholders' Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares,
  none issued                                                                        --              --
Common stock, $.01 par value, authorized 125,000,000 shares,
  issued 85,173,961 and 84,717,834 shares, respectively                              .9              .8
Capital in excess of par value                                                  1,644.9         1,631.4
Accumulated deficit                                                              (387.6)         (496.9)
Accumulated other comprehensive income (loss)                                    (190.8)         (145.1)
Treasury stock at cost, 9,045,200 and 8,945,200 shares, respectively             (253.1)         (249.8)
                                                                           ------------    ------------
Total shareholders' equity                                                        814.3           740.4
                                                                           ------------    ------------
Total liabilities and shareholders' equity                                 $    3,238.6    $    3,041.6
                                                                           ------------    ------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these balance sheets.

                      Consolidated Statements of Cash Flows

                                -- in millions --

YEAR ENDED DECEMBER 31                                          2001            2000            1999
----------------------                                      ------------    ------------    ------------

Cash Flows from Operating Activities
Net earnings                                                $      124.5    $      171.2    $      150.0
Adjustments to reconcile net earnings to net cash
  provided (used) by operating activities:
  Depreciation and amortization                                     80.2            66.8            63.7
  Deferred income taxes                                             (7.3)          (15.8)           15.3
  Provision for doubtful accounts                                   23.8            21.7            20.7
  Change in operating assets and liabilities:
    Amounts advanced under the Receivables Facility               (145.0)          (55.0)           25.0
    Accounts receivable, net of sale                               217.3          (261.2)         (457.4)
    Other assets                                                   (69.1)          (32.6)          (51.7)
    Other liabilities                                              (88.4)          262.8           233.9
                                                            ------------    ------------    ------------
Cash provided (used) by operating activities                       136.0           157.9             (.5)
                                                            ------------    ------------    ------------

Cash Flows from Investing Activities
Capital expenditures                                               (87.3)          (82.6)          (74.7)
Acquisitions of businesses, net of cash acquired                  (295.9)         (172.4)          (18.8)
Proceeds from the sale of property and equipment                    16.1             7.3            14.9
                                                            ------------    ------------    ------------
Cash used by investing activities                                 (367.1)         (247.7)          (78.6)
                                                            ------------    ------------    ------------

Cash Flows from Financing Activities
Net change in payable to banks                                     (49.1)          (76.4)           45.5
Proceeds from long-term debt                                     1,089.9           259.3           460.4
Repayment of long-term debt                                       (727.8)         (111.1)         (259.3)
Proceeds from stock option and purchase plans                       13.6            10.0            18.7
Repurchase of common stock                                          (3.3)          (20.0)         (100.8)
Dividends paid                                                     (15.2)          (15.1)          (15.3)
                                                            ------------    ------------    ------------
Cash provided by financing activities                              308.1            46.7           149.2
                                                            ------------    ------------    ------------
Effect of exchange rate changes on cash                            (12.9)          (16.9)           (8.9)
                                                            ------------    ------------    ------------
Net increase (decrease) in cash and cash equivalents                64.1           (60.0)           61.2
                                                            ------------    ------------    ------------
Cash and cash equivalents, beginning of year                       181.7           241.7           180.5
                                                            ------------    ------------    ------------
Cash and cash equivalents, end of year                      $      245.8    $      181.7    $      241.7
                                                            ------------    ------------    ------------


Supplemental Cash Flow Information
Interest paid                                               $       38.0    $       27.1    $       12.4
                                                            ------------    ------------    ------------
Income taxes paid                                           $      117.9    $       83.2    $       66.9
                                                            ------------    ------------    ------------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                Consolidated Statements of Shareholders' Equity

                    -- in millions, except per share data --


                                                                                          ACCUMULATED
                                                           CAPITAL IN                        OTHER
                                                COMMON      EXCESS OF      ACCUMULATED    COMPREHENSIVE       TREASURY
                                                STOCK       PAR VALUE        DEFICIT       INCOME (LOSS)        STOCK        TOTAL
                                               -------    ------------    ------------    --------------    ------------    -------

Balance, December 31, 1998                     $    .8    $    1,602.7    $     (787.7)   $        (17.9)   $     (129.0)   $ 668.9
Comprehensive Income:
  Net earnings                                                                   150.0
  Foreign currency translation                                                                     (70.9)
Total comprehensive income                                                                                                     79.1
Issuances under option and purchase plans           --            18.7                                                         18.7
Dividends ($.20 per share)                                                       (15.3)                                       (15.3)
Repurchases of common stock                                                                                       (100.8)    (100.8)
                                               -------    ------------    ------------    --------------    ------------    -------
Balance, December 31, 1999                          .8         1,621.4          (653.0)            (88.8)         (229.8)     650.6
Comprehensive Income:
  Net earnings                                                                   171.2
  Foreign currency translation                                                                     (50.6)
  Unrealized loss on investments, net of tax                                                        (5.7)
Total comprehensive income                                                                                                    114.9
Issuances under option and purchase plans           --            10.0                                                         10.0
Dividends ($.20 per share)                                                       (15.1)                                       (15.1)
Repurchases of common stock                                                                                        (20.0)     (20.0)
                                               -------    ------------    ------------    --------------    ------------    -------
Balance, December 31, 2000                          .8         1,631.4          (496.9)           (145.1)         (249.8)     740.4
Comprehensive Income:
  Net earnings                                                                   124.5
  Foreign currency translation                                                                     (35.4)
  Unrealized loss on derivatives, net of tax                                                        (5.7)
  Unrealized loss on investments, net of tax                                                        (2.8)
  Reclassification adjustment for losses
    included in net earnings, net of tax                                                             5.7
  Minimum pension liability adjustment,
    net of tax                                                                                      (7.5)
Total comprehensive income                                                                                                     78.8
Issuances under option and purchase plans           .1            13.5                                                         13.6
Dividends ($.20 per share)                                                       (15.2)                                       (15.2)
Repurchases of common stock                                                                                         (3.3)      (3.3)
                                               -------    ------------    ------------    --------------    ------------    -------
Balance, December 31, 2001                     $    .9    $    1,644.9    $     (387.6)   $       (190.8)   $     (253.1)   $ 814.3
                                               -------    ------------    ------------    --------------    ------------    -------


The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                   Notes to Consolidated Financial Statements

                    -- in millions, except per share data --



01 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

Manpower Inc. (the "Company") is a global staffing leader with over 3,900 systemwide offices in 61 countries. The Company's largest operations, based on revenues, are located in the United States, France and the United Kingdom. The Company provides a wide range of human resource services, including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training and development; and organizational-performance consulting. The Company provides services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for the Company as a whole.

BASIS OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and all subsidiaries. For subsidiaries in which the Company has an ownership interest of 50% or less, but more than 20%, the Consolidated Financial Statements reflect the Company's ownership share of those earnings using the equity method of accounting. These investments are included as Investments in licensees in the Consolidated Balance Sheets. Included in Shareholders' equity at December 31, 2001 are $38.0 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUES

The Company generates revenues from sales of services by its own branch operations and from fees earned on sales of services by its franchise operations. Revenues from services are recognized as the services are rendered and revenues from franchise fees are recognized as earned. Franchise fees, which are included in revenues from services, were $28.1, $37.4 and $37.7 for the years ended December 31, 2001, 2000 and 1999, respectively.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company accounts for its derivative instruments in accordance with Statements of Financial Accounting Standards ("SFAS") Nos. 133, 137, and 138 related to "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133, as amended" or "Statements"). Derivative instruments are recorded on the balance sheet as either an asset or liability measured at its fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated other comprehensive income (loss) and recognized in the Consolidated Statements of Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in earnings. The Company adopted SFAS No. 133, as amended, on January 1, 2001.

ACCOUNTS RECEIVABLE SECURITIZATION

The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheets. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, are included in Other expense in the Consolidated Statements of Operations.

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

The Company's various foreign currency denominated borrowings are accounted for as a hedge of the Company's net investment in its subsidiaries with the related functional currencies. Since the Company's net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss).

Translation adjustments for those operations in highly inflationary economies and certain other transaction adjustments are included in earnings. Historically these adjustments have been immaterial to the Consolidated Financial Statements.

CAPITALIZED SOFTWARE

The Company capitalizes purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. The Company regularly reviews the carrying value of all capitalized software and recognizes a loss when the carrying value is considered unrealizable. The net capitalized software balance of $26.0 and $10.8 as of December 31, 2001 and 2000, respectively, is included in Other assets in the Consolidated Balance Sheets.

INTANGIBLE ASSETS

Intangible assets consist primarily of the excess of cost over the fair value of net assets acquired (i.e. goodwill). Goodwill resulting from business combinations completed prior to July 1, 2001 was amortized on a straight-line basis over its useful life, estimated based on the facts and circumstances surrounding each individual acquisition, not to exceed twenty years. The intangible asset and related accumulated amortization are removed from the Consolidated Balance Sheets when the intangible asset becomes fully amortized. The Company regularly reviews the carrying value of all intangible assets and recognizes a loss when the unamortized balance is considered unrealizable. Amortization expense was $17.0, $13.3 and $6.9 in 2001, 2000 and 1999, respectively.

During June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," which requires all business combinations completed subsequent to June 30, 2001 to be accounted for using the purchase method. Although the purchase method generally remains unchanged, this standard also requires that acquired intangible assets should be separately recognized if the benefit of the intangible assets are obtained through contractual or other legal rights, or if the intangible assets can be sold, transferred, licensed, rented or exchanged, regardless of the acquirer's intent to do so. Intangible assets separately identified must be amortized over their estimated economic life.

This statement was adopted by the Company on July 1, 2001. The Company has accounted for previous acquisitions under the purchase method and the related excess of purchase price over net assets was mainly goodwill, therefore, the adoption of this statement did not have a material impact on the Consolidated Financial Statements.

During June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill or identifiable intangible assets with an indefinite life beginning January 1, 2002. In addition, goodwill or identifiable intangible assets with an indefinite life resulting from business combinations completed between July 1, 2001 and December 31, 2001 are no longer required to be amortized. Rather, goodwill will be subject to impairment reviews by applying a fair-value-based test at the reporting unit level, which generally represents operations one level below the segments reported by the Company. An impairment loss will be recorded for any goodwill that is determined to be impaired.

The impairment testing provisions of this statement are effective for the Company on January 1, 2002. The Company will perform an impairment test on all existing goodwill before June 30, 2002, which will be updated at least annually. The Company has not yet determined the extent of any impairment losses on its existing goodwill, however, any such losses are not expected to be material to the Consolidated Financial Statements.

The non-amortization provisions of this statement related to goodwill resulting from business combinations completed between July 1, 2001 and December 31, 2001 were adopted on July 1, 2001. The remaining non-amortization provisions of this statement were adopted on January 1, 2002. Under the provisions of this statement, $16.8 of the 2001 Amortization of intangible assets would not have been recorded.

                    -- in millions, except per share data --


PROPERTY AND EQUIPMENT

A summary of property and equipment at December 31 is as follows:

                                          2001            2000
                                      ------------   ------------

Land                                  $        1.8   $        1.6
Buildings                                     24.4           23.2
Furniture, fixtures and autos                170.9          170.5
Computer equipment                           124.7          110.3
Leasehold improvements                       143.6          135.3
                                      ------------   ------------
                                      $      465.4   $      440.9
                                      ============   ============


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

SHAREHOLDERS' EQUITY

The Board of Directors has authorized the repurchase of up to fifteen million shares of stock under the Company's share repurchase program. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Total shares repurchased under the program at December 31, 2001 and 2000, were 9.0 million and 8.9 million shares, respectively, at a cost of $253.1 and $249.8, respectively.

The Company has a forward repurchase agreement to purchase shares of its common stock under its share repurchase program, which expires in September 2002. Under the agreement, the Company will repurchase a total of one million shares at a current price of approximately $34 per share, which represents the market price at the inception of the agreement plus a financing charge. The Company may choose the method by which it settles the agreement (i.e., cash or shares). Shares purchased under this agreement as of December 31, 2001 were .1 million at a total cost of $3.3 million. No shares were purchased under this agreement as of December 31, 2000.

ADVERTISING COSTS

The Company generally expenses production costs of media advertising as they are incurred. Advertising expenses were $40.1, $44.0 and $39.6 in 2001, 2000, and 1999, respectively.

STATEMENT OF CASH FLOWS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

RECLASSIFICATIONS

Certain amounts in the 2000 and 1999 Notes to Consolidated Financial Statements have been reclassified to be consistent with the current year presentation.

02 EARNINGS PER SHARE

The calculation of Net earnings per share for the years ended December 31, is as follows:


                                                               2001           2000           1999
                                                           ------------   ------------   ------------

Net earnings available to common shareholders              $      124.5   $      171.2   $      150.0
Weighted average common shares outstanding (in millions)           75.9           75.9           77.3
                                                           ------------   ------------   ------------
                                                           $       1.64   $       2.26   $       1.94
                                                           ============   ============   ============

The calculation of Net earnings per share - diluted for the years ended December 31, is as follows:

                                                                  2001           2000           1999
                                                              ------------   ------------   ------------

Net earnings available to common shareholders                 $      124.5   $      171.2   $      150.0
Weighted average common shares outstanding (in millions)              75.9           75.9           77.3
Effect of dilutive securities - Stock options (in millions)            1.1            1.2            1.4
                                                              ------------   ------------   ------------
                                                                      77.0           77.1           78.7
                                                              ------------   ------------   ------------
                                                              $       1.62   $       2.22   $       1.91
                                                              ============   ============   ============


The calculation of Net earnings per share - diluted for the years ended December 31, 2001, 2000 and 1999 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted average remaining life of these antidilutive options is as follows:

                                             2001           2000           1999
                                         ------------   ------------   ------------
Shares (in thousands)                           1,218            535          1,146
Exercise price ranges                         $32-$41        $35-$41        $27-$49
Weighted average remaining life             7.4 years      8.0 years      7.9 years
                                         ------------   ------------   ------------

In addition, the calculation of Net earnings per share - diluted for the year ended December 31, 2001 does not include 6.1 million shares of common stock related to convertible debt securities because their impact is antidilutive, as calculated under the "if-converted" method.

                    -- in millions, except per share data --





03 INCOME TAXES

The provision for income taxes consists of:

                                 2001            2000            1999
                            ------------    ------------    ------------
Current
United States:
  Federal                   $       11.3    $       24.0    $        6.0
  State                              (.3)            1.8             5.6
Foreign                             75.2            86.4            28.9
                            ------------    ------------    ------------
Total current                       86.2           112.2            40.5
                            ------------    ------------    ------------
Deferred
United States:
  Federal                          (10.4)           (9.5)          (15.1)
  State                               .4              --             (.6)
Foreign                             (2.8)           (8.7)           31.0
                            ------------    ------------    ------------
Total deferred                     (12.8)          (18.2)           15.3
                            ------------    ------------    ------------
Total provision             $       73.4    $       94.0    $       55.8
                            ============    ============    ============


A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

                                              2001            2000            1999
                                         ------------    ------------    ------------

Income tax based on statutory rate       $       69.3    $       92.8    $       72.0
Increase (decrease) resulting from:
  Foreign tax rate differences                    3.6             5.0             3.9
  State income taxes                               --             1.2             2.6
  Benefit on dissolution (a)                       --              --           (15.7)
  Tax effect of foreign repatriations            (2.3)           (1.6)          (11.3)
  Change in valuation reserve                      .6            (4.0)            5.0
  Other, net                                      2.2              .6             (.7)
                                         ------------    ------------    ------------
Total provision                          $       73.4    $       94.0    $       55.8
                                         ============    ============    ============

(a) The Benefit on dissolution of $15.7 represents the one-time tax benefit realized during 1999 related to the dissolution of a non-operating subsidiary.

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred tax assets at December 31, are as follows:

                                                 2001            2000
                                             ------------    ------------

Current Future Income Tax Benefits
Accrued payroll taxes and insurance          $       19.8    $       22.4
Employee compensation payable                        16.6            13.7
Pension and postretirement benefits                   8.5             4.5
Other                                                30.4            30.0
Valuation allowance                                  (1.5)           (1.8)
                                             ------------    ------------
                                                     73.8            68.8
                                             ------------    ------------

Noncurrent Future Income Tax Benefits
Accrued payroll taxes and insurance                  27.4            24.3
Pension and postretirement benefits                  27.1            23.0
Net operating losses and other                       22.9            23.7
Valuation allowance                                 (26.2)          (25.3)
                                             ------------    ------------
                                                     51.2            45.7
                                             ------------    ------------
Total future tax benefits                    $      125.0    $      114.5
                                             ============    ============


The noncurrent future income tax benefits have been classified as Other assets in the Consolidated Balance Sheets.

The Company has U.S. Federal and foreign net operating loss carryforwards totaling $95.1 that expire as follows: 2002 - $.1, 2003 - $.5, 2004 - $2.6, 2005
- $14.5, 2006 - $12.0, 2007 and thereafter - $25.2 and $40.2 with no expiration.
The Company has U.S. State net operating loss carryforwards totaling $180.2 that expire as follows: 2004 - $71.2, 2005 - $68.2, 2006 - $11.0, 2007 and $29.8. The
Company has recorded a deferred thereafter - tax asset of $43.2 at December 31, 2001, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $24.4 has been recorded at December 31, 2001, as management believes that realization of certain loss carryforwards is unlikely.

Pretax income of foreign operations was $163.6, $174.8 and $118.8 in 2001, 2000 and 1999, respectively. United States income taxes have not been provided on unremitted earnings of foreign subsidiaries that are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. At December 31, 2001, the estimated amount of unremitted earnings of the foreign subsidiaries totaled $722.4.

04 ACCOUNTS RECEIVABLE SECURITIZATION

The Company and certain of its U.S. subsidiaries entered into an agreement (the "Receivables Facility") in December 1998 with a financial institution whereby it sells on a continuous basis an undivided interest in all eligible trade accounts receivable. In December 2001, the Company extended the agreement to expire in December 2002 and the agreement may be extended further with the financial institution's consent. Pursuant to the Receivables Facility, the Company formed Ironwood Capital Corporation, a wholly owned, special purpose, bankruptcy-remote subsidiary ("ICC") that is fully consolidated in the Company's financial statements. ICC was formed for the sole purpose of buying and selling receivables generated by the Company and certain subsidiaries of the Company. Under the Receivables Facility, the Company and certain subsidiaries, irrevocably and without recourse, transfer all of their accounts receivable to ICC. ICC, in turn, has sold and, subject to certain conditions, may from time to time sell an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the sale of such undivided interest.

                    -- in millions, except per share data --


This two-step transaction is accounted for as a sale of receivables under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." There was no amount advanced under the Receivables Facility at December 31, 2001. There was $145.0 advanced under the Receivables Facility at December 31, 2000, and accordingly, that amount of accounts receivable has been removed from the Consolidated Balance Sheet. Costs associated with the sale of receivables, primarily related to the discount and loss on sale, were $5.3, $9.8 and $9.8 in 2001, 2000 and 1999, respectively, and are included in Other expenses in the Consolidated Statements of Operations.

05 DEBT

Information concerning short-term borrowings at December 31, is as follows:

                                             2000            2001
                                         ------------    ------------
Short-term borrowings                    $       10.2    $       60.7
Weighted-average interest rates                   5.0%            6.6%
                                         ------------    ------------

The Company and some of its foreign subsidiaries maintain lines of credit with foreign financial institutions to meet short-term working capital needs. Such lines totaled $163.0 at December 31, 2001, of which $152.8 was unused. The Company has no significant compensating balance requirements or commitment fees related to these lines.

A summary of long-term debt at December 31, is as follows:


                                                                               2001           2000
                                                                           ------------   ------------
Zero-coupon convertible debentures                                         $      242.7   $         --
Euro denominated notes, at a rate of 5.7%                                         177.9          188.0
Euro denominated notes, at a rate of 6.3%                                         133.4          141.0
Commercial paper, maturing within 90 days, at weighted
  average interest rates of 2.3% and 7.0%, respectively                            57.1            4.6
Revolving credit agreement:
  Euro denominated borrowings, at a rate of 4.2% and 5.4%, respectively            86.3           83.7
  Yen denominated borrowings, at a rate of .8% and 1.4%, respectively              91.2           54.7
Other                                                                              36.0           24.8
                                                                           ------------   ------------
                                                                                  824.6          496.8
Less--Current maturities                                                           13.5            5.2
                                                                           ------------   ------------
Long-term debt                                                             $      811.1   $      491.6
                                                                           ============   ============


CONVERTIBLE DEBENTURES

During August 2001, the Company issued $435.4 in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 (the "Debentures"). These Debentures were issued at a discount to yield an effective interest rate of 3% per year and rank equally with all existing and future senior unsecured indebtedness of the Company. Gross proceeds of $240.0 were used to repay borrowings under the Company's unsecured revolving credit agreement and advances under the Receivables Facility. At December 31, 2001, the unamortized discount was $192.7. During 2001, $2.7 of the discount was amortized and is included in Interest expense in the Consolidated Statements of Operations. There are no scheduled cash interest payments associated with the Debentures.

The Debentures are convertible into shares of the Company's common stock at an initial price of $39.50 per share if the closing price of the Company's common stock on the New York Stock Exchange exceeds specified levels, or in certain other circumstances.

The Company may call the Debentures beginning August 17, 2004 for cash at the issue price, plus accreted original issue discount. Holders of the Debentures may require the Company to purchase the Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates. The Company may purchase these Debentures for either cash, the Company's common stock, or combinations thereof.

EURO NOTES

In March 2000, the Company issued E.150.0 in unsecured notes due March 2005. Net proceeds of $143.1 from the issuance were used to repay amounts under the Company's unsecured revolving credit agreement.

The Company also has E.200.0 in unsecured notes due July 2006.

REVOLVING CREDIT AGREEMENTS

During November 2001, the Company entered into new revolving credit agreements with a syndicate of commercial banks. The new agreements consist of a $450.0 million five-year revolving credit facility (the "Five-year Facility") and a $300.0 million 364-day revolving credit facility (the "364-day Facility").

The revolving credit agreements allow for borrowings in various currencies and up to $100.0 million of the Five-year Facility may be used for the issuance of standby letters of credit. Outstanding letters of credit totaled $65.5 million and $62.1 million as of December 31, 2001 and 2000, respectively. Additional borrowings of $449.9 million were available to the Company under these agreements at December 31, 2001.

The interest rate and facility fee on both agreements, and the issuance fee paid for the issuance of letters of credit on the Five-year Facility, vary based on the Company's debt rating and borrowing level. Currently, on the Five-year Facility, the interest rate is LIBOR plus .725% and the facility and issuance fees are .15% and .725%, respectively. On the 364-day Facility, the interest rate is LIBOR plus .75% and the facility fee is .125%. The Five-year Facility expires in November 2006. The 364-day Facility expires in November 2002.

The agreements require, among other things, that the Company comply with a maximum Debt-to-EBITDA ratio and a minimum fixed charge ratio.

Borrowings of $57.1 were outstanding under the company's U.S. commercial paper program. Commercial paper borrowings, which are backed by the Five-year Facility, have been classified as long-term debt due to the availability to refinance them on a long-term basis under this facility.

INTEREST RATE SWAPS

During April 2001, the Company entered into a Yen denominated interest rate swap agreement with a notional value of Y.4,150.0 ($31.5) to fix a portion of its Yen denominated variable rate borrowings at .8%, which expires in 2006. In addition, during June 2000, the Company entered into various interest rate swap agreements in order to fix its interest costs on a portion of its Euro and Yen denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of E.100.0 ($89.0) which fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010. The Yen interest rate swap agreement has a notional value of Y.4,000.0 ($30.3) which fixes the interest rate at .9% and expires in 2003. These swap agreements have had an immaterial impact on the recorded interest expense during the years ended December 31, 2001 and 2000.

The Company also had an interest rate swap agreement that expired in January 2001. This agreement fixed the interest rate at 6.0% on $50.0 of the Company's U.S. Dollar-based borrowings and it had an immaterial impact on the recorded interest expense during the years ended December 31, 2001, 2000 and 1999.

                    -- in millions, except per share data --


FAIR VALUE OF DEBT

Due to the availability of long-term financing, commercial paper borrowings have been classified as Long-term debt. The carrying value of Long-term debt approximates fair value, except for the Euro denominated notes and the Debentures, which had a fair value at December 31, as follows:

                                              2001           2000
                                          ------------   ------------
Euro denominated notes                    $      312.4   $      327.6
Zero-coupon convertible debentures               255.0             --
                                          ------------   ------------


DEBT MATURITIES

The maturities of long-term debt payable within each of the four years subsequent to December 31, 2002 are as follows: 2003 - $6.5, 2004 - $8.6, 2005 -
$135.1 and 2006 - $413.5 and thereafter - $247.4.

06 STOCK COMPENSATION PLANS

The Company accounts for all of its fixed stock option plans and the 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25 and related Interpretations. Accordingly, no compensation cost related to these plans was charged against earnings in 2001, 2000, and 1999. Had the Company determined compensation cost consistent with the method of SFAS No. 123, the Company's Net earnings and Net earnings per share would have been reduced to the pro forma amounts indicated as follows:

                                             2001           2000           1999
                                         ------------   ------------   ------------

Net earnings:
  As reported                            $      124.5   $      171.2   $      150.0
  Pro forma                                     119.4          167.9          146.4
Net earnings per share:
  As reported                            $       1.64   $       2.26   $       1.94
  Pro forma                                      1.58           2.22           1.90
Net earnings per share - diluted:
  As reported                            $       1.62   $       2.22   $       1.91
  Pro forma                                      1.56           2.18           1.86
                                         ------------   ------------   ------------

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively: risk-free interest rates of 4.6%, 5.8% and 5.6%; expected volatility of 17.7%, 19.2% and 17.2%; dividend yield of .5% in all years; and expected lives of 7.2 years, 5.8 years and 7.6 years. The weighted-average fair value of options granted was $7.16, $6.46 and $6.16 in 2001, 2000 and 1999, respectively.

FIXED STOCK OPTION PLANS

The Company has reserved 11,375,000 shares of common stock for issuance under the Executive Stock Option and Restricted Stock Plans. Under the plans, all full-time employees of the Company and non-employee directors are eligible to receive stock options, stock appreciation rights, cash equivalent rights, purchase rights and restricted stock.

The options, rights and stock are granted to eligible employees at the discretion of a committee appointed by the Board of Directors. All options have generally been granted at a price equal to the fair market value of the Company's common stock at the date of grant. The purchase price per share pursuant to a stock appreciation right is determined by the committee. The committee also determines the period during which options and rights are exercisable. Generally, options are granted with a vesting period of up to five years and expire ten years from the date of grant. As of December 31, 2001, no stock appreciation rights, cash equivalent rights or purchase rights were outstanding.

All non-employee directors of the Company may receive an option to purchase shares of the Company's common stock in lieu of cash compensation. The number of shares covered by the option is determined pursuant to a formula set forth in the plan. The directors also receive an annual option grant as additional compensation for service. The per share purchase price for each option awarded is equal to the fair market value of the Company's common stock at the date of grant. Options are exercisable for the vested portion during the director's tenure and a limited period thereafter.

The value of restricted stock granted under the plans is charged to equity and amortized to expense over the restriction period. There were 24,301 and 10,000 restricted shares granted during 2001 and 2000, respectively. As of December 31, 2001 there were 30,301 restricted shares not vested.

The Company has reserved 698,398 shares of common stock for issuance under the 1991 Directors Stock Option Plan. The Company no longer grants options under this plan.

The Company also has the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of their market value on the day prior to the offer to participate in the plan. Options vest after either 3, 5, or 7 years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

Information related to options outstanding under the plans, and the related weighted-average exercise prices, is as follows:

                                                      2001                      2000                   1999
                                             ----------------------   ----------------------   ----------------------
                                             SHARES(000)     PRICE    SHARES(000)     PRICE    SHARES(000)     PRICE
                                             -----------    -------   -----------    -------   -----------    -------

Options outstanding, beginning of period           5,341    $    25         4,371    $    23         3,840    $    21
Granted                                              722         31         1,385         30         1,119         26
Exercised                                           (357)        16          (279)        19          (496)        17
Expired or cancelled                                (269)        28          (136)        32           (92)        25
                                             -----------    -------   -----------    -------   -----------    -------
Options outstanding, end of period                 5,437    $    26         5,341    $    25         4,371    $    23
                                             -----------    -------   -----------    -------   -----------    -------
Options exercisable, end of period                 3,280    $    24         2,268    $    21         2,055    $    20
                                             ===========    =======   ===========    =======   ===========    =======

Options outstanding as of December 31, 2001 are as follows:

                                 OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                    ------------------------------------------   ---------------------------
                                    WEIGHTED-
                                      AVERAGE
                                    REMAINING        WEIGHTED-                     WEIGHTED-
                                  CONTRACTUAL          AVERAGE                       AVERAGE
EXERCISE PRICES     SHARES(000)          LIFE   EXERCISE PRICE   SHARES(000)  EXERCISE PRICE
---------------     -----------   -----------   --------------   -----------  --------------

$10-$20                1,126              2.1         $     16       1,126          $     16
21-25                  1,316              7.0               23         897                23
26-30                  1,767              8.3               29         695                28
31-41                  1,228              7.4               34         562                35
                       -----              ---         --------       -----          --------
                       5,437              6.5         $     26       3,280          $     24
                       =====              ===         ========       =====          ========


OTHER STOCK PLANS

The Company has reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of the Company's common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 2001, 2000 and 1999, 67,000, 80,000 and 138,500 shares, respectively, were purchased under the plan.

                    -- in millions, except per share data --


07 RETIREMENT PLANS


DEFINED BENEFIT PLANS

The Company sponsors several qualified and nonqualified pension plans covering substantially all permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the statement of the funded status of the plans are as follows:

                                                             U.S. PLANS                    NON-U.S. PLANS
                                                   ----------------------------    ----------------------------
                                                       2001            2000            2001            2000
                                                   ------------    ------------    ------------    ------------

Change in Benefit Obligation
Benefit obligation, beginning of year              $       43.3    $       38.2    $       60.1    $       58.2
  Service cost                                               .2              .4             3.2             4.1
  Interest cost                                             3.0             3.0             3.3             3.0
  Curtailment loss                                           --             3.7              --              --
  Actuarial (gain) loss                                    (2.5)             .8             5.6              .5
  Plan participant contributions                             --              --              .7             1.0
  Benefits paid                                            (3.3)           (2.8)           (2.8)           (1.9)
  Currency exchange rate changes                             --              --            (2.6)           (4.8)
                                                   ------------    ------------    ------------    ------------
Benefit obligation, end of year                    $       40.7    $       43.3    $       67.5    $       60.1
                                                   ============    ============    ============    ============


Change in Plan Assets
Fair value of plan assets, beginning of year       $       30.4    $       30.9    $       51.0    $       53.4
  Actual return on plan assets                              4.1              .7            (2.9)            (.1)
  Plan participant contributions                             --              --              .7              .9
  Company contributions                                     1.7             1.6             3.4             3.0
  Benefits paid                                            (3.3)           (2.8)           (2.8)           (1.9)
  Currency exchange rate changes                             --              --            (2.1)           (4.3)
                                                   ------------    ------------    ------------    ------------
Fair value of plan assets, end of year             $       32.9    $       30.4    $       47.3    $       51.0
                                                   ============    ============    ============    ============

Funded Status
Funded status of plan                              $       (7.8)   $      (12.9)   $      (20.2)   $       (9.1)
Unrecognized net (gain) loss                              (11.4)           (8.2)           19.7             8.9
Unrecognized prior service cost                              --              --              .3              .3
Unrecognized transitional asset                             (.3)            (.4)             .1              .1
                                                   ------------    ------------    ------------    ------------
Net amount recognized                              $      (19.5)   $      (21.5)   $        (.1)   $         .2
                                                   ============    ============    ============    ============

Amounts Recognized
Prepaid benefit cost                               $         --    $         --    $         --    $        3.5
Accrued benefit liability                                 (19.8)          (21.5)          (11.7)           (3.3)
Intangible asset                                             --              --              .5              --
Accumulated other comprehensive loss                         .3              --            11.1              --
                                                   ------------    ------------    ------------    ------------
Net amount recognized                              $      (19.5)   $      (21.5)   $        (.1)   $         .2
                                                   ============    ============    ============    ============



The accumulated benefit obligation exceeded the fair value of plan assets for one of the U.S. defined benefit pension plans and two of the Non-U.S. defined benefit plans at December 31, 2001.

The components of the net periodic benefit cost for all plans are as follows:

                                          2001            2000            1999
                                      ------------    ------------    ------------

Service cost                          $        3.4    $        4.5    $        5.6
Interest cost                                  6.3             6.0             5.1
Expected return on assets                     (5.5)           (5.7)           (5.0)
Amortization of:
  unrecognized (gain) loss                     (.7)            (.1)             .1
  unrecognized transitional asset              (.2)            (.2)            (.2)
Curtailment loss                                --             3.7              --
Special termination benefits                    --              --             8.0
                                      ------------    ------------    ------------
Total benefit cost                    $        3.3    $        8.2    $       13.6
                                      ============    ============    ============

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

                                          U.S. PLANS                NON-U.S. PLANS
                                   ------------------------    ------------------------
                                      2001          2000          2001          2000
                                   ----------    ----------    ----------    ----------

Discount rate                             7.5%          7.5%          5.4%          5.6%
Expected return on assets                 8.5%          8.5%          6.1%          6.7%
Rate of compensation increase             6.0%          6.0%          4.1%          4.2%
                                   ----------    ----------    ----------    ----------

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

RETIREE HEALTH CARE PLAN

The Company provides medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows:

                                                  2001            2000
                                             ------------    ------------

Benefit obligation, beginning of year        $       22.5    $       26.6
  Service cost                                         .4              .7
  Interest cost                                       1.3             1.7
  Actuarial gain                                     (2.5)           (1.1)
  Benefits paid                                      (1.2)           (1.3)
  Curtailment gain                                     --            (4.1)
                                             ------------    ------------
Benefit obligation, end of year                      20.5            22.5
  Unrecognized net gain                               8.2             5.9
                                             ------------    ------------
Accrued liability recognized                 $       28.7    $       28.4
                                             ============    ============

                    -- in millions, except per share data --


The discount rate used in the measurement of the benefit obligation was 7.5% in both 2001 and 2000. The components of net periodic benefit cost (gain) for this plan are as follows:

                                               2001            2000            1999
                                           ------------    ------------    ------------
Service cost                               $         .4    $         .7    $        2.4
Interest cost                                       1.3             1.7             1.9
Amortization of unrecognized gain                   (.9)            (.3)             --
Curtailment gain                                     --            (4.1)             --
                                           ------------    ------------    ------------
                                           $         .8    $       (2.0)   $        4.3
                                           ============    ============    ============

The health care cost trend rate was assumed to be 12.0% for 2001, decreasing gradually to 5.5% for the years 2009 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

                                                              1% INCREASE    1% DECREASE
                                                             ------------   ------------
Effect on total of service and interest cost components      $         .2   $        (.2)
Effect on postretirement benefit obligation                           2.8           (2.5)
                                                             ------------   ------------

CURTAILMENTS

On February 29, 2000, the Company froze all benefits in each of its U.S. defined benefit pension plans. The Company also offered a voluntary early retirement package and certain other benefits to eligible employees. These benefits are expected to be paid from the respective defined benefit pension plans. In addition, the Company no longer provides medical and dental benefits under its U.S. retiree health care plan to certain employees retiring after March 1, 2000. The net impact of these plan changes was not material to the Consolidated Financial Statements.


DEFINED CONTRIBUTION PLANS

The Company has defined contribution plans covering substantially all permanent U.S. employees. Under the plans, employees may elect to contribute a portion of their salary to the plans. Effective January 1, 2000, the Company amended its defined contribution plans to include a mandatory matching contribution. In addition, profit sharing contributions are made if a targeted earnings level is reached in the U.S. The total expense was $2.9, $3.2 and $.4 for 2001, 2000 and 1999, respectively. As of December 31, 2001, less than 3% of the plans' assets were invested in the Company's stock.

08 LEASES

The Company leases property and equipment primarily under operating leases. Renewal options exist for substantially all leases.

Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following at December 31, 2001:

YEAR
----
2002                                       $    67.5
2003                                            55.2
2004                                            40.2
2005                                            31.1
2006                                            22.9
Thereafter                                      48.0
                                           ---------
Total minimum lease payments               $   264.9
                                           =========

Rental expense for all operating leases was $136.6, $118.0 and $108.5 for the years ended December 31, 2001, 2000 and 1999, respectively.

09 INTEREST AND OTHER EXPENSE

Interest and other expense consists of the following:

                                             2001            2000            1999
                                         ------------    ------------    ------------

Interest expense                         $       39.1    $       35.0    $       17.3
Interest income                                 (10.3)           (7.3)           (8.0)
Foreign exchange losses                            .2             2.3             1.9
Loss on sale of accounts receivable               5.3             9.8             9.8
Miscellaneous, net                                5.4             6.0             3.8
                                         ------------    ------------    ------------
Interest and other expense               $       39.7    $       45.8    $       24.8
                                         ============    ============    ============


10 ACQUISITIONS OF BUSINESSES

In July 2001, the Company acquired Jefferson Wells International, Inc. ("Jefferson Wells"), a professional services provider of internal audit, accounting, technology and tax services, for total consideration of approximately $174.0 million, including assumed debt. The acquisition of Jefferson Wells was originally financed through the Company's existing credit facilities. Jefferson Wells operates a network of offices throughout the United States and Canada. Approximately $153.4 was recorded as goodwill. No other significant intangible assets were recorded.

In January 2000, the Company acquired Elan Group Ltd. ("Elan"), a European specialty IT staffing company with significant operations in the U.K. and ten other countries throughout the world. The total consideration paid for Elan was approximately $146.2, the remaining $30.0 of which was paid during 2001. This transaction was accounted for as a purchase, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill.

From time to time, the Company acquires and invests in companies throughout the world. The total consideration paid for such transactions, excluding the acquisitions of Jefferson Wells and Elan, was $95.8, $56.2 and $18.8 in 2001, 2000 and 1999, respectively, the majority of which was recorded as goodwill.

11 DERIVATIVE FINANCIAL INSTRUMENTS

On January 1, 2001, the Company adopted SFAS No. 133, as amended. As a result of adopting the Statements, the Company recognized the fair value of all derivative contracts as a net liability of $3.4 on the Consolidated Balance Sheets at January 1, 2001. This amount was recorded as an adjustment to Shareholders' equity through Accumulated other comprehensive income (loss). There was no impact on Net earnings.

The Company enters into various derivative financial instruments to manage certain of its foreign currency exchange rate and interest rate risks. The Company does not use derivative financial instruments for trading or speculative purposes.

                    -- in millions, except per share data --


FOREIGN CURRENCY EXCHANGE RATE MANAGEMENT

In certain circumstances, the Company enters into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows with foreign subsidiaries. During 2001, all such contracts were designated as cash flow hedges and were considered highly effective, as defined by the Statements. No such contracts existed as of December 31, 2001.

The Company's borrowings denominated in Euro and Yen have been designated and are effective as economic hedges of the Company's net investment in its foreign subsidiaries with the related functional currencies. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated other comprehensive income (loss).

INTEREST RATE RISK MANAGEMENT

The Company enters into interest rate swaps to manage the effects of interest rate movements on the Company's variable rate borrowings. The swaps are denominated in Euro and Yen and exchange floating rate for fixed rate payments on a periodic basis over the terms of the related borrowings. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by the Statements, as of December 31, 2001.

12 CONTINGENCIES

The Company is involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on the Company's results of operations, financial position or cash flows.

13 BUSINESS SEGMENT DATA BY GEOGRAPHICAL AREA

The Company is organized and managed on a geographical basis. Each country has its own distinct operations, is managed locally by its own management team, and maintains its own financial reports. Under SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has four reportable segments - United States, France, United Kingdom and Other Europe. All remaining countries have never met the quantitative thresholds for determining reportable segments.

Each reportable segment derives at least 94% of its revenues from the placement of temporary help. The remaining revenues are derived from other human resource services, including temporary and permanent employee testing, selection, training and development; and organizational-performance consulting. Segment revenues represent sales to external customers within a single segment. Due to the nature of its business, the Company does not have export or intersegment sales. The Company provides services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a reporting segment, geographic region or for the Company as a whole.

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

                                                 2001            2000            1999
                                             ------------    ------------    ------------

Revenues from Services

United States(a)                             $    2,003.4    $    2,413.5    $    2,250.5
Foreign:
  France                                          3,766.4         3,939.2         3,775.1
  United Kingdom                                  1,489.3         1,453.1         1,170.3
  Other Europe                                    1,939.4         1,896.3         1,665.5
  Other Countries                                 1,285.3         1,140.7           908.7
                                             ------------    ------------    ------------
  Total foreign                                   8,480.4         8,429.3         7,519.6
                                             ------------    ------------    ------------
                                             $   10,483.8    $   10,842.8    $    9,770.1
                                             ------------    ------------    ------------

Operating Unit Profit
United States                                $       29.5    $       84.6    $       80.3
France                                              135.7           130.6           100.9
United Kingdom                                       44.5            46.2            40.2
Other Europe                                         75.9            89.1            68.0
Other Countries                                       8.9            13.2            10.6
                                             ------------    ------------    ------------
                                                    294.5           363.7           300.0
Corporate expenses                                   39.9            39.4            34.5
Amortization of intangible assets                    17.0            13.3             6.9
Interest and other expense                           39.7            45.8            24.8
Nonrecurring expenses(b)                               --              --            28.0
                                             ------------    ------------    ------------
Earnings before income taxes                 $      197.9    $      265.2    $      205.8
                                             ------------    ------------    ------------

Depreciation and Amortization Expense
United States                                $       14.4    $       16.0    $       16.4
France                                               13.6            11.8            12.2
United Kingdom                                       10.4             7.4             8.2
Other Europe                                         16.3            16.1            13.2
Other Countries                                       9.3             6.5             5.2
                                             ------------    ------------    ------------
                                             $       64.0    $       57.8    $       55.2
                                             ------------    ------------    ------------

Earnings from Investments in Licensees
United States                                $        (.1)   $        (.1)   $         .1
United Kingdom                                         .4              --              --
Other Europe                                          1.1             2.0             2.0
Other Countries                                       (.6)            (.5)             .9
                                             ------------    ------------    ------------
                                             $         .8    $        1.4    $        3.0
                                             ------------    ------------    ------------


(a) Total Systemwide sales in the United States, which include sales of Company-owned branches and franchises, were $3,114.8, $3,814.9 and $3,758.7 for the years ended December 31, 2001, 2000 and 1999, respectively.

(b) Represents nonrecurring items ($16.4 after tax) in the second quarter of 1999 related to employee severances, retirement costs and other associated realignment costs.

                    -- in millions, except per share data --


                                          2001           2000           1999
                                      ------------   ------------   ------------
Total Assets
United States                         $      644.5   $      384.8   $      364.4
France                                     1,017.5        1,204.6        1,140.0
United Kingdom                               455.2          438.8          269.9
Other Europe                                 589.3          674.1          609.7
Other Countries                              423.6          255.1          250.5
Corporate(a)                                 108.5           84.2           84.2
                                      ------------   ------------   ------------
                                      $    3,238.6   $    3,041.6   $    2,718.7
                                      ------------   ------------   ------------

Investments in Licensees
United States                         $         .4   $         .6   $         .9
United Kingdom                                  .6             --             --
Other Europe                                  37.6           38.5           34.0
Other Countries                                6.1            2.7            2.1
                                      ------------   ------------   ------------
                                      $       44.7   $       41.8   $       37.0
                                      ------------   ------------   ------------

Long-Lived Assets
United States                         $       48.4   $       40.1   $       44.2
Foreign:
  France                                      63.8           57.6           51.4
  United Kingdom                              33.2           30.7           26.2
  Other Europe                                44.0           57.7           47.9
  Other Countries                             31.1           17.6           19.7
                                      ------------   ------------   ------------
Total foreign                                172.1          163.6          145.2
Corporate(a)                                    .6            1.3            2.1
                                      ------------   ------------   ------------
                                      $      221.1   $      205.0   $      191.5
                                      ------------   ------------   ------------

Additions to Long-Lived Assets
United States                         $       25.9   $       15.0   $       16.7
France                                        24.2           22.2           16.9
United Kingdom                                11.3            9.7            4.9
Other Europe                                  16.4           22.2           27.4
Other Countries                               10.9           15.0           10.0
Corporate(a)                                    .2             .7            1.0
                                      ------------   ------------   ------------
                                      $       88.9   $       84.8   $       76.9
                                      ------------   ------------   ------------


(a) Corporate assets include assets that are not used in the operations of any geographical segment.

                           Quarterly Data (unaudited)

                    -- in millions, except per share data --


                                         FIRST          SECOND          THIRD         FOURTH
                                        QUARTER        QUARTER         QUARTER        QUARTER         TOTAL
                                      ------------   ------------   ------------   ------------   ------------

Year Ended December 31, 2001
Revenues from services                $    2,651.9   $    2,620.1   $    2,675.4   $    2,536.4   $   10,483.8
Gross profit                                 483.9          489.1          504.6          478.9        1,956.5
Net earnings                                  26.8           34.6           37.1           26.0          124.5
Net earnings per share                $        .35   $        .46   $        .49   $        .34   $       1.64
Net earnings per share - diluted      $        .35   $        .45   $        .48   $        .34   $       1.62
Dividends per share                   $         --   $        .10   $         --   $        .10   $        .20
Market price:
  High                                $      37.56   $      35.77   $      32.71   $      34.68
  Low                                        27.95          27.57          24.35          25.00
                                      ------------   ------------   ------------   ------------   ------------

Year Ended December 31, 2000
Revenues from services                $    2,568.3   $    2,714.1   $    2,820.9   $    2,739.5   $   10,842.8
Gross profit                                 446.0          477.8          507.4          515.5        1,946.7
Net earnings                                  25.6           38.0           54.1           53.5          171.2
Net earnings per share                $        .34   $        .50   $        .71   $        .71   $       2.26
Net earnings per share - diluted      $        .33   $        .49   $        .70   $        .70   $       2.22
Dividends per share                   $         --   $        .10   $         --   $        .10   $        .20
Market price:
  High                                $      36.81   $      39.81   $       9.50   $      38.75
  Low                                        26.75          30.63          30.63          28.69
                                      ------------   ------------   ------------   ------------   ------------

                             Selected Financial Data

                    -- in millions, except per share data --



AS OF AND FOR THE YEAR ENDED DECEMBER 31       2001           2000           1999           1998            1997
----------------------------------------   ------------   ------------   ------------   ------------    ------------

Operations Data
Revenues from services                     $   10,483.8   $   10,842.8   $    9,770.1   $    8,814.3    $    7,258.5
Gross profit                                    1,956.5        1,946.7        1,704.9        1,503.0         1,310.2
Write-down of capitalized software                   --             --             --          (92.1)             --
Operating profit                                  237.6          311.0          230.6          130.4           255.4
Net earnings                                      124.5          171.2          150.0           75.7           163.9
                                           ------------   ------------   ------------   ------------    ------------

Per Share Data
Net earnings                               $       1.64   $       2.26   $       1.94   $        .94    $       2.01
Net earnings - diluted                             1.62           2.22           1.91            .93            1.97
Dividends                                           .20            .20            .20            .19             .17
                                           ------------   ------------   ------------   ------------    ------------

Balance Sheet Data
Total assets                               $    3,238.6   $    3,041.6   $    2,718.7   $    2,391.7    $    2,047.0
Long-term debt                                    811.1          491.6          357.5          154.6           189.8
                                           ------------   ------------   ------------   ------------    ------------

The Notes to Consolidated Financial Statements should be read in conjunction with the above summary.

                              Corporate Information



World                                   Directors                               Officers
Headquarters                            JEFFREY A. JOERRES                      JEFFREY A. JOERRES
P.O. Box                                Chairman, CEO &                         Chairman, CEO & President
2053 5301                               President
N. Ironwood                             Manpower Inc.                           MICHAEL J. VAN HANDEL
Rd.                                                                             Senior Vice President &
Milwaukee,                              J. THOMAS BOUCHARD                      Chief Financial Officer
WI 53201                                Retired Senior
414                                     Vice President,
..961.1000                               Human Resources                         Executive Management
www.manpower.com                        IBM                                     YOAV MICHAELY
                                                                                Senior Vice President
Transfer Agent                          WILLIE D. DAVIS                         Europe, Middle East and Africa
and Registrar                           President                               (Excluding France)
Mellon Investor                         All Pro Broadcasting Inc.
Services LLC P.O.                                                               BERTRAND DENIS
Box 3315 South                          DUDLEY J. GODFREY, JR.                  Managing Director
Hackensack, NJ                          Senior                                  France & Region
07606                                   Partner
www.mellon-investor.com                 Godfrey &                               BARBARA J. BECK
                                        Kahn, S.C.                              Executive Vice President
Stock                                                                           United States & Canadian Operations
Exchange                                MARVIN B. GOODMAN
Listing                                 Retired shareholder and                 DOMINIQUE TURCQ
NYSE                                    officer of Manpower Services            Senior Vice President
Symbol: MAN                             (Toronto) Limited, formerly a           Strategic Planning
                                        Company franchise
10-K Report                                                                     TAMMY JOHNS
A copy of Form 10-K filed with the      J. IRA HARRIS                           Vice President
Securities and Exchange Commission      Chairman of J.I. Harris &               Global Sales
for the year ended December 31, 2001    Associates and Vice
is available without charge after       Chairman of The Pritzker                MICHAEL LYNCH
March 31, 2002 by writing to:           Organization, L.L.C.                    Vice President
                                                                                International Support and General Counsel
Michael J.                              TERRY A. HUENEKE
Van Handel                              Retired Executive                       DAVID ARKLESS
Manpower                                Vice President                          Senior Vice President
Inc. P.O.                               Manpower Inc.                           Manpower Inc. and
Box 2053                                                                        Chief Executive
5301 N.                                 ROZANNE L. RIDGWAY                      The Empower Group
Ironwood                                Former Assistant
Rd.                                     Secretary of State                      DON BOBO
Milwaukee,                              for Europe and Canada                   President and CEO
WI 53201                                                                        Jefferson Wells International
                                        DENNIS STEVENSON
Annual Meeting of                       Chairman of HBOS plc and
Shareholders April                      Pearson plc
30, 2002 10:00 a.m.
Marcus Center for the                   JOHN R. WALTER
Performing Arts 929 N.                  Retired President and COO of
Water St.                               AT&T Corp. Former Chairman,
Milwaukee, WI  53202                    President & CEO R.R.
                                        Donnelley & Sons
Shareholders
As of February 28, 2002,                EDWARD J. ZORE
Manpower Inc. common                    President
stock was held by 7,438                 & CEO
record holders.                         Northwestern
                                        Mutual

                            Principal Operating Units



WORLDWIDE OFFICES

Manpower Inc. provides a full range of staffing solutions to more than 400,000 customers per year through its 3,900 offices in 61 countries.

Elan Group Ltd., a fully-owned subsidiary of Manpower Inc., is headquartered in London and is a leading provider of IT staffing solutions in 11 countries:
Belgium, Denmark, Germany, Hong Kong, Ireland, Netherlands, Norway, Spain, Sweden, Switzerland and the United Kingdom.

The Empower Group, also headquartered in London, is an independent operating division of Manpower Inc. that provides organizational performance consulting services to multi-national corporations worldwide. The Empower Group has operations in 14 countries: Australia, Belgium, China (PRC), Hong Kong, Malaysia, Mexico, New Zealand, Norway, Singapore, Sweden, Switzerland, Taiwan, the United Kingdom and the United States.

Brook Street Bureau PLC is a fully-owned subsidiary of Manpower Inc. in the United Kingdom. Its core business is the supply of temporary, permanent and contract staff to office, secretarial and light industrial positions.

Jefferson Wells International, Inc., a fully-owned subsidiary of Manpower Inc., is a rapidly growing professional services provider of internal audit, accounting, technology and tax services. It was acquired in July of 2001, and has offices in the United States and Canada.




                                    MANPOWER

--------------------------------------------------------------------------------

[ELAN LOGO]        [THE EMPOWER GROUP LOGO]         [BROOK STREET BUREAU PLC LOGO]       [JEFFERSON WELLS INTERNATIONAL LOGO]

                                      [MAP]

Argentina o Australia o Austria o Belgium o Bolivia o Brazil o Canada o Chile o China (PRC) o Colombia o Costa Rica o Czech Republic o Denmark o Ecuador o El Salvador o Finland o France o Germany o Greece o Guadeloupe o Guatemala o Honduras o Hong Kong o Hungary o India o Ireland o Israel o Italy o Japan o Korea o Luxembourg o Malaysia o Martinique o Mexico o Monaco o Morocco o Netherlands o New Caledonia o New Zealand o Norway o Panama o Paraguay o Peru o Philippines o Poland o Portugal Puerto Rico o Reunion o Russia o Singapore o South Africa o Spain o Sweden o Switzerland o Taiwan o Thailand o Tunisia o United Kingdom o United States o Uruguay o Venezuela