Form 10-K, Exhibit 13
period 2002-12-31
MANPOWER INC /WI/
filed 2003-02-27
CIK 871763

                                                                      EXHIBIT 13

                       2002 ANNUAL REPORT TO SHAREHOLDERS


[FRONT COVER]

[PHOTO]

At the speed of work


[INSIDE FRONT COVER]

2002 was a difficult year for markets, companies and people around the world.


[PHOTO]

unemployment

As the world economy continued to languish, a growing number of people found themselves searching for work.


[PHOTO]

budget cuts

Capital expenditures and projects were shelved or postponed for another year, as budgets were stretched to their limits.


[PHOTO]

lower profits

Profit margins were sacrificed as companies slashed prices to compete for market share.


[PHOTO]

weak demand

Small business owners fought to keep their restaurants and stores open as demand continued to decline and expenses became more difficult to manage.

[PHOTO]

liquidation

Competition in some industries was dramatically reduced as businesses closed their doors.


[PHOTO]

reform

The U.S. Securities and Exchange Commission began sweeping reforms to protect investors.



[PHOTO]

declining stock value

When the economic recovery did not occur mid-year as some had predicted, it became clear that many investors would be disappointed at the performance of their portfolios.


[PHOTO]


uncertainty

Mixed economic news led to a high level of uncertainty among business managers, as they struggled to predict what the next few months would bring.


Regardless of what happens in the world economy, Manpower is moving forward.


[PHOTO]


partnerships

Motorola and Honeywell expanded their partnerships with Manpower in 2002 to advance quality and efficiency gains that we have achieved together across their contingent workforce in multiple countries.

[PHOTO]


flexibility

In times of economic uncertainty, Manpower provides its greatest value to its 400,000 customers by enabling them to add or reduce staff quickly to meet inconsistent workforce requirements.


[PHOTO]


efficiency

At the speed of a mouseclick, a client can order 100 employees or contractors through our e-commerce tools. These efficiency tools are more important than ever as HR managers find themselves with fewer staff members and need to streamline processes to manage the increased workload.


[PHOTO]

outsourcing

Customers worldwide are increasingly outsourcing the assessment and selection of candidates to Manpower to enable their staff to focus on core business functions.


[PHOTO]

ability

Manpower believes that everyone deserves the opportunity to work. United Cerebral Palsy is one of many partners worldwide that we collaborate with to assist people with special needs in overcoming the obstacles to employment, and earning a sustainable role in the workforce.


[PHOTO]

expansion

While holding down costs, we maintained our infrastructure, and expanded our network into Turkey and Nicaragua in 2002. Manpower is now serving customers and providing jobs in 63 countries with 3,900 offices.

[PHOTO]


development

A world leader in training today's workforce, Manpower enables its 1.6 million temporary and contract employees to e-learn free of charge through its online Global Learning Center, which provides more than 1,800 courses, including IT certifications and management classes.



[PHOTO]

opportunity

Forty percent of Manpower temporary employees and contractors gain permanent positions with our customers. In a negative business climate, we offer a means to propel many unemployed people back into the workforce more rapidly.



[PHOTO]

progress

Manpower continued to make progress on our core strategies throughout the year, despite the many potential distractions in the marketplace. We increased efficiency, expanded our range of services and found new ways to help our customers conquer today's HR challenges.



In 2002, the speed of work moved faster and faster as companies were faced with more challenges and fewer people to manage them. Manpower was there to make the world of work better for our 400,000 customers and the 1.6 million people we placed on assignment.


[PHOTO]

To our shareholders -

We entered 2002 anticipating an economic recovery -- it didn't happen. We also anticipated progress at Manpower -- it did happen. We took action to further our stated strategies and we emerged from 2002 stronger, leaner and with an even higher level of confidence regarding our leadership position in the industry.
         Our systemwide sales were $11.8 billion with revenues of $10.6 billion. Our operating profit was $235 million. We strengthened our balance sheet, generating $228 million in cash flow from operations, of which $115 million was used to reduce our debt levels. We also shaved an additional day from the collection time of our receivables.
         We were disciplined throughout the year on expenses. We implemented a cost containment program that institutionalized the management of our key expense drivers, while allowing room for investment in important initiatives and infrastructure to feed our continued growth.
         Our team in France deserves to be recognized for another stellar performance, with an increase of nearly 6% in operating unit profit. Completing the year with an operating unit profit margin of 3.7% is a very strong performance, particularly given the weak economic backdrop.
         The strength of our performance relative to our primary competition, and the market in general, was rewarded by our shareholders. Our shares finished the year 16% above the S&P 500 Index in 2002. Over the last three years, Manpower's shares outperformed the S&P 500 by 29%.

         Today more than ever, we operate in a world where speed is of the essence. It is during these difficult times that work "speeds up" as everyone tries to do more with fewer resources. And it is at times like these that our customers look to us for innovation and answers. In the core of our business we were able to enhance our relationships with our customers by providing them with flexibility, efficiency and the high quality service that they rely on us to deliver.
         We have played an integral role with many of our major customers to streamline their work processes, enhance their productivity and position them positively for the future. By offering a broader array of stand-alone services, we have been able to align more effectively with the continuing move toward outsourcing core HR functions like assessment, screening, permanent placement or sourcing, orientation and training to produce results for our global and local customers worldwide.
         In 2002, across the world, we succeeded in broadening our base of non-contract customers, which is an extremely important accomplishment for us in order to balance and complement the contractual work that we do for our major accounts. Our ability to produce profitable growth rests on our geographic and service offering diversification. The broadening of our base of customers is integral to our ability to catapult ahead during more robust economic times.
         Moving forward is also about productivity and efficiency. Throughout the year, we worked diligently on our efficiency strategy. We reduced our SG&A to 15.8% of revenue and we did this in a way that we are confident is sustainable. Our work on improving the intake process for our candidates and the successful pilot of our new front office system in Europe are just a few of the efficiency improvements that we accomplished in 2002.
         Our e-commerce tools continue to be implemented across major accounts in various countries, as our customers recognize the efficiency and convenience that we can provide to them through technology that is designed specifically for our industry. Approximately $700 million of our global sales were transacted in 10 countries by more than 50 customers who utilized our e-procurement tools. We will continue to offer innovation to our customers through technology solutions that are designed for use at both local and global levels, with a combination of both built and bought solutions.
         Our specialty lines of business are also fundamental to our long-term business strategy, and we continued to invest in expanding these brands in 2002 because we are confident in their long-term prospects. Jefferson Wells International, our financial professional services firm, was a solid business model prior to the issue of auditor independence arising in the U.S. marketplace, and now it is even more so. We have expanded our office network for Jefferson Wells by 50% and invested in both practice methodology and personnel in 2002. We also continued our expansion of Elan, our IT staffing firm, into five more countries in 2002, for a total of 16 countries across Europe and Asia Pacific. We are now deriving 35% of Elan's total revenue from mainland Europe, furthering our diversification objective.

         In all facets of our business throughout 2002, we stayed true to our course. We put aggressive plans in place to strengthen our relationship with our customers, diversify our revenue, improve productivity and efficiency, leverage technology and, at all times, remain passionate about how we approach the market. Simply put -- we know who we are. During times when financial results are difficult to deliver, it is easy to stray from course and lose direction. It is our focus, coupled with execution, which produces results for our customers and shareholders.
         2003 may turn out to look much like 2002 -- a recovery within sight, but a recovery that doesn't materialize. Or, in the more likely scenario, demand for our services will be spurred on by a recovery, and the progress that we have made in 2002 will be leveraged to improve our returns to our shareholders.
         Regardless of which direction the economic winds blow, we are entering 2003 with confidence that our geographic diversification, cost structure and expanded service offerings can weather any storm, as we have proven for two years, and more importantly, that we can continue to make progress.
         I could not write this letter without addressing the topics of investor confidence and social responsibility, which have had a high profile in 2002. You can be assured that Manpower operates with the highest level of integrity -- and it is not because we want to be fashionable; it is a deep part of our heritage. We are also proud of our history of responsible corporate citizenship, and we have decided to expand on this topic on the following pages to provide you with more detailed information about our performance.

         On a global scale, it is clear that there is great opportunity for our industry to grow, as only a handful of countries have more than 1% of their working population in flexible employment environments, while all mature markets are over 2%. This means that, as the world labor markets mature, we have the potential to double our business in nearly every country in our network. The long-term outlook for our industry in general, and Manpower in particular, is very exciting. Not many industries can say this.
         2003 may bring another year of challenging economic circumstances, but I assure you that Manpower will not be standing still. We are focused. We are a strong company. And we refuse to be distracted by short-term circumstances, as we strive to reach our goals. Throughout all of the countries and subsidiaries in our global network, we will continue to make progress "at the speed of work."
         Thank you to all of our employees worldwide, whose hard work and dedication make all of our achievements possible. I also want to thank Ira Harris, who retired from our board, for his 11 years of service as a director.

/s/ Jeffrey A. Joerres

Jeffrey A. Joerres
Chairman, CEO & President
February 7, 2003

Corporate Social Responsibility

"For Manpower, social responsibility is about creating opportunities for all people to participate in the workforce."

Corporate Social Responsibility is not a new topic to Manpower. For more than five decades, we have been a responsible employer and, because of our role in the labor market, we have been uniquely positioned to help countless people develop job skills and gain employment. For Manpower, social responsibility is about creating opportunities for all people to participate in the workforce.
         Our first formal workforce development programs began back in 1964 with YouthPower, which provided a bridge to employment for young people who had difficulty finding work; and our first diversity program which focused on improving job opportunities for African Americans in our home town of Milwaukee. These programs marked the beginning of our unparalleled industry leadership in contributing to the sustainability of the communities where we live and work.
         Today, Working Links in the UK is a cornerstone of Manpower's workforce development programs. Founded in April 2000, it has achieved outstanding success, with a total of 24,000 people who had been unemployed for a year or more moving from welfare to sustainable employment. During 2002 alone, 13,000 long-term unemployed people benefited from the activities of Working Links.

"During 2002 alone, 13,000 long-term unemployed people benefited from the activities of Working Links."

         In the US, TechReach is Manpower's innovative training, certification and job placement program, which continues to provide a gateway to high-wage technical careers for more and more unemployed and underemployed people each year. There are now 45 individual TechReach programs running in 20 states, which help people to move from poverty into new career paths that provide sufficient income to support their families.
         Many other workforce development programs are running successfully in countries around the globe including Argentina, Belgium, Mexico, Morocco, Singapore and Spain.
         Training and skills development have always been, and continue to be, key elements of Manpower's business. This is exemplified in Manpower France where 40,000 people received training and acquired skills in 2002 ranging from basic literacy to IT proficiency. Of these, 2,115 received work-study contracts enabling them to acquire a recognized qualification while working. Manpower France also obtained job assignments for 2,081 disabled individuals. Out of our 1,000 branch offices in France, 723 placed on assignment at least one person with a disability.

"Out of our 1,000 branch offices in France, 723 placed on assignment at least one person with a disability."

         As part of our commitment to skills development and inclusiveness in the labor market, Manpower is particularly focused on providing employment opportunities to people with disabilities. In addition to Manpower France's efforts, other examples of our programs include: a client partnership in Colombia that provides job opportunities to mentally and physically disabled people; a partnership program in Korea to assess and train physically challenged people; a partnership program in Uruguay for people with motor disabilities; programs in Mexico and Argentina that provide job opportunities to people with sensory and physical disabilities; and programs that focus on the integration of disabled people into work environments in Belgium, Germany and Norway.
         Over the years, many have acclaimed Manpower's approach. The International Labor Organization (ILO) has cited Manpower as a "best practice" organization on many occasions, recognizing our innovative training programs and leadership in embracing a diverse workforce.

         During 2002, Manpower's CSR activities and responsible business practices received a variety of awards and accolades. For example, in Uruguay, we received the Solidarity Link Award from the Honorary National Commission of the Disabled, in recognition of our work to support disabled people. In Spain, Manpower was awarded the prestigious "iV Award of Economy and Business on Prevention of Labor Risks" by the Catalonian Government. And in Sweden, our Mission Manpower program, which provides non-profit organizations with the skilled workers they need free of charge, won the Swedish national sponsorship award, and was awarded the silver medal in the European competition.
         Manpower was also honored in Fortune Magazine's prestigious list of America's Most Admired Companies, where we were rated the number one staffing company based on interviews with 10,000 business executives, corporate board members and securities analysts. We earned the number one position in our industry across all eight measures of corporate reputation, including: social responsibility, innovativeness, quality of management, employee talent, quality of products and services, financial soundness, use of corporate assets and long-term investment value.
         While it is always an honor to be publicly recognized, we are most gratified by helping individuals to make a positive change in their lives. Every day, we witness the impact of helping people find employment -- this is what really counts. When we add to this the benefits that embracing social responsibility and providing job opportunities bring to the business community and to local, regional, national and international economies, then we have a very powerful story indeed.

[PHOTO]
                                                                            27

Financial Highlights

Revenue from Services
in millions

[CHART]
[DATA]

98            99           00               01              02
$8,814.3      $9,770.1     $10,842.8        $10,483.8       $10,610.9


Operating Profit
in millions

[CHART]
[DATA]

98            99           00               01              02
$130.4        $230.6       $311.0           $237.6          $234.8


Systemwide Sales (a)
in millions

[CHART]
[DATA]

98            99           00               01              02
$10,523.4     $11,511.4    $12,444.9        $11,779.1       $11,764.9


Systemwide Offices (a)

[CHART]
[DATA]

98            99           00               01              02
3,189         3,396        3,685            3,920           3,932



a) Systemwide information represents revenues from our branch offices plus the sales activity of locations operating under a franchise agreement with us. We consider Systemwide information to be important because it is a measure of the total market share of all entities operating under our various brands. Systemwide sales is calculated as follows:

In millions                1998             1999            2000           2001              2002
Revenues from services    $ 8,814.3        $9,770.1       $10,842.8      $10,483.8        $10,610.9
Less: Franchise fees           37.8            37.7            37.4           28.1             25.8
Add: Franchise sales        1,746.9         1,779.0         1,639.5        1,323.4          1,179.8
Systemwide sales          $10,523.4       $11,511.4       $12,444.9      $11,779.1        $11,764.9

Financial Contents

Management's Discussion and Analysis                30
Report of Independent Accountants                   44
Report of Independent Public Accountants            45
Consolidated Statements of Operations               46
Consolidated Balance Sheets                         47
Consolidated Statements of Cash Flows               48
Consolidated Statements of Shareholders' Equity     49
Notes to Consolidated Financial Statements          50
Quarterly Data (unaudited)                          71
Financial Measures                                  72
Selected Financial Data                             73
Corporate Information                               74
Principal Operating Units and Worldwide Offices     76

Management's Discussion and Analysis
of financial condition and results of operations

Nature of Operations

Manpower Inc. is a world leader in the staffing industry, delivering high-value workforce management solutions through a systemwide network of over 3,900 offices in 63 countries. We provide a wide range of human resource services including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training and development; internal audit, accounting, technology and tax services; and organizational-performance consulting.

The staffing industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among customers and in the industry itself.

We manage these trends by leveraging established strengths, including one of the staffing industry's best-recognized brands; geographic diversification; size and service scope; an innovative product mix; and a strong customer base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our customers need and high-value workforce management solutions.

Constant Currency

Changes in our revenues and operating profits include the impact of changes in foreign currency exchange rates and acquisitions. We provide "constant currency" and "organic constant currency" calculations in this Annual Report to remove the impact of these items. We typically express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term "constant currency," it means that we have translated financial data for a period into U.S. Dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. Earnings from our subsidiaries are rarely repatriated to the United States, and we typically do not incur significant gains or losses on foreign currency transactions with our subsidiaries, therefore changes in foreign currency exchange rates impact only reported earnings and not our actual cash flow or economic condition.

When we use the term "organic constant currency," it means that we have further removed the impact of acquisitions in the current period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on page 72.

Results of Operations-- Years Ended December 31, 2002, 2001 and 2000

Consolidated Results - 2002 compared to 2001

Revenues from services increased 1.2%. Revenues were favorably impacted during the year by changes in foreign currency exchange rates, as the U.S. Dollar weakened relative to many of the functional currencies of our foreign subsidiaries. Revenues decreased 2.0% in constant currency. Revenue growth in 2002 attributable to acquisitions was approximately $163 million. Excluding acquisitions, revenues decreased .3%. On an organic constant currency basis, revenues decreased 3.6%.

Gross profit decreased 2.4% during 2002, as the gross profit margin declined 70 basis points (.7%) to 18.0% in 2002 from 18.7% in 2001. The lower margin is due primarily to changes in business mix, pricing pressures and a decrease in our permanent placement business, caused by the economic slowdown. Gross profit margin improvement attributable to acquisitions was 20 basis points (.2%) during 2002. Gross profit growth from acquisitions was approximately $47 million. Excluding acquisitions, Gross profit decreased 4.8%. On an organic constant currency basis, Gross profit decreased 8.0%.

Selling and administrative expenses decreased 2.5% during 2002. As a percent of revenues, Selling and administrative expenses were 15.8% in 2002 compared to 16.4% in 2001 (16.2% in 2001 excluding goodwill amortization). This decrease is due primarily to a continuation of cost control efforts throughout all of our markets in response to the lower revenue levels since late 2001. As a percent of Gross profit, these expenses were 87.7% in 2002 and 87.9% in 2001 (87.0% excluding goodwill amortization). The increase as a percent of Gross profit, compared to 2001 excluding goodwill amortization, was mainly a result of the lower Gross profit levels in 2002.

Operating profit declined 1.2% during 2002 resulting in an operating profit margin of 2.2% compared to 2.3% for 2001 (2.4% excluding goodwill amortization). This decrease in operating profit margin resulted as our cost control efforts did not fully compensate for the Gross profit declines. Acquisitions made during 2002 increased Operating profit by approximately $1 million during 2002.

Interest and other expenses is comprised of interest, foreign exchange gains and losses, the loss on sale of accounts receivable, and other miscellaneous non-operating expenses. In total, Interest and other expenses increased $7.1 million from 2001 to 2002. Net interest expense was $33.4 million in 2002 compared to $28.8 million in 2001, as average borrowing levels were higher throughout 2002 compared to 2001 and our Euro denominated interest expense was translated at higher rates in 2002. Foreign exchange gains and losses primarily result from the translation of intercompany transfers between foreign subsidiaries and the United States and we experienced a gain of $1.8 million in 2002 compared to a loss of $.2 million in 2001. The loss on the sale of accounts receivable decreased in 2002 from 2001 as there were only minimal amounts advanced under the Receivables Facility during 2002. (See note 4 to the consolidated financial statements for further information.)

Miscellaneous expenses, net, increased $9.4 million in 2002 from 2001. In the fourth quarter of 2002, we recorded a charge of $5.1 million ($2.9 million net of tax, or $.04 per share) related to a writedown of equity security investments where the decline in market value was determined to be other-than-temporary, as defined by Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Debt and Equity Securities." During 2001, miscellaneous expenses included a gain on the sale of a minority-owned subsidiary offset by a writedown of an investment.

We provided for income taxes at a rate of 39.8% in 2002 compared to 37.1% in 2001 (35.1% excluding goodwill amortization). The increase in the rate primarily reflects a shift in taxable income to relatively higher tax-rate countries, an increase in valuation reserves recorded against foreign net operating losses and a decrease in the foreign tax credits used to offset the U.S. taxes on foreign earnings. The 2002 rate is different than the U.S. Federal statutory rate of 35% due to the impact of higher foreign income tax rates, valuation reserves recorded against foreign net operating losses and U.S. taxes on foreign earnings.

Net earnings per share, on a diluted basis, decreased 9.9% to $1.46 in 2002 compared to $1.62 in 2001 ($1.81 excluding goodwill amortization). The 2002 Net earnings per share, on a diluted basis, was positively impacted by the higher foreign currency exchange rates during the year. In constant currency, 2002 diluted Net earnings per share would have been $1.29, a decrease of 20.4% from 2001 (a decrease of 28.7% excluding goodwill amortization). The weighted-average shares outstanding declined less than 1% from 2001. On an undiluted basis, Net earnings per share was $1.48 in 2002 compared to $1.64 in 2001 ($1.83 excluding goodwill amortization).

Consolidated Results-- 2001 Compared to 2000

Revenues from services decreased 3.3%. Revenues were unfavorably impacted during the year by changes in currency exchange rates, as the U.S. Dollar strengthened relative to many of the functional currencies of our foreign subsidiaries. Revenues were flat in constant currency. Revenue growth in 2001 attributable to acquisitions was approximately $180 million. Excluding acquisitions, revenues decreased 5.0%. On an organic constant currency basis, revenues decreased 1.3%.

Gross profit increased .5% during 2001, as the gross profit margin improved 70 basis points (.7%) to 18.7% in 2001 from 18.0% in 2000. The improved margin is due primarily to a change in business mix to higher value services and to improved pricing in most major markets. The change in business mix to higher value services came primarily from acquisitions. Gross profit margin improvement attributable to acquisitions was 30 basis points (.3%) during 2001. Gross profit growth from acquisitions was approximately $56 million. Excluding acquisitions, Gross profit decreased 2.5%. On an organic constant currency basis, Gross profit increased 1.5%.

Acquisitions made during 2000 and 2001, in total, had revenues of approximately 4% of 2001 consolidated revenues and accounted for approximately 5% of consolidated Gross profit. Gross profit margin improvement attributable to these acquisitions was 20 basis points (.2%) during 2001. They experienced an operating loss of approximately 5% of consolidated Operating profit. Excluding goodwill amortization, the operating loss of these acquisitions was less than 1% of consolidated Operating profit.

Selling and administrative expenses increased 5.1% during 2001. As a percent of Gross profit, these expenses were 87.9% in 2001 and 84.0% in 2000. The increase in this percentage reflects the de-leveraging of the business. The growth in Selling and administrative expenses declined throughout the year, as we made a concerted effort to control costs in response to the economic slowdown. Selling and administrative expenses were flat in the fourth quarter of 2001 compared to the fourth quarter of 2000. We added 235 net offices during 2001 as we invested in expanding markets, such as Italy, and in acquisitions.

Operating profit declined 23.6% during 2001. As a percentage of revenues, Operating profit was 2.3% compared to 2.9% in 2000. This decrease in operating profit margin reflects the de-leveraging of the business caused by the slowing revenue growth coupled with our continued investment in certain expanding markets and strategic initiatives. Acquisitions did not have a significant impact on Operating profit, or operating profit margin, during the year.

Interest and other expenses decreased $6.1 million during 2001, due primarily to a $4.5 million decrease in the loss on the sale of accounts receivable and a $2.1 million decline in foreign exchange losses. The loss on the sale of accounts receivable decreased in 2001 due to a decrease in the average amount advanced under the Receivables Facility. (See note 4 to the consolidated financial statements for further information.) Net interest expense was $28.8 million in 2001 compared to $27.7 million in 2000, as the effect of higher borrowings was offset by lower interest rates. Other income and expenses were $5.4 million in 2001 and $6.0 million in 2000, and consist of bank fees, and other non-operating expenses. During 2001 the amount also included a gain on the sale of a minority-owned subsidiary and a writedown of an investment.

We provided for income taxes at a rate of 37.1% in 2001 compared to 35.4% in 2000. The increase in the rate primarily reflects a shift in taxable income to relatively higher tax-rate countries and an increase in valuation allowances recorded against foreign net operating losses. The 2001 rate is different than the U.S. Federal statutory rate of 35% due to the impact of higher foreign income tax rates, U.S. taxes on foreign earnings and non-deductible goodwill.

Net earnings per share, on a diluted basis, decreased 27.0% to $1.62 in 2001 compared to $2.22 in 2000. The 2001 Net earnings per share, on a diluted basis, was negatively impacted by the lower currency exchange rates during the year. In constant currency, 2001 diluted Net earnings per share would have been $1.72, a decrease of 22.5% from 2000. The weighted-average shares outstanding declined less than 1% from 2000. On an undiluted basis, Net earnings per share was $1.64 in 2001 compared to $2.26 in 2000.

Segment Results

We are organized and managed primarily on a geographic basis. Each country primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France) and Other Operations.

EMEA represents a combination of operations historically included in segments referred to as United Kingdom and Other Europe. In addition, central costs for EMEA which historically have been included in corporate expense are now included in the determination of Operating unit profit. For comparison purposes, historical amounts have been restated to be consistent with the current presentation.(See note 15 to the consolidated financial statements for further information.)

Revenue from Services                                           Operating Unit Profit
in millions                                                     In millions

[PIE CHART]                                                     [PIE CHART]
[DATA]                                                          [DATA]
United States     France      EMEA     Other Operations         United States     France     EMEA        Other Operations
  $1,911.4       $3,848.2   $3,434.9      $1,416.4                 $29.2          $143.6     $83.0            $6.6
     18.0%           36.3%      32.4%         13.3%                 11.1%           54.7%     31.7%            2.5%

United States -- Revenues for the year were $1.9 billion, a decline of 4.6% during 2002. Systemwide sales in the United States were $2.9 billion in 2002, down 6.7% from the prior year (See United States Systemwide Sales Reconciliation on page 72 for further information.) The U.S. operations began the year with very weak demand for our services, but customer demand improved throughout the course of the year as the economy improved. We began 2002 with first quarter revenue 21.5% behind 2001 and finished the year with revenue growth above 2001 levels by 9.7% in the fourth quarter. As is typical in periods of economic recovery, demand for our light industrial skills was the first to improve which was followed by increasing demand for office and professional skills.

The gross profit margin declined slightly compared to the prior year reflecting a modest shift in business mix toward higher volume, lower gross profit margin accounts and a somewhat weaker pricing environment.

Selling and administrative expenses declined 7.7% in 2002 as the full impact of expense control initiatives implemented in 2001 were realized. Expense levels remained stable throughout the course of the year as our existing office infrastructure was able to support higher revenue levels in the second half of the year without incremental overhead costs. This operational expense leveraging in a growing revenue environment is a core part of our strategy in returning to normalized operating unit profit margins in the U.S.

Operating unit profit for 2002 was $29.2 million compared to $29.5 million in 2001. The operating unit profit margin for the year was also stable at 1.5%. Importantly, however, the operating unit profit margin in the second half of 2002 significantly exceeded the 2001 level, at 2.6% compared to 1.0%, due to the expense leveraging on improved revenue growth.

During the course of 2002, we acquired six franchises in the U.S. which added approximately $57 million of revenue and approximately $3 million of Operating unit profit.

U.S. Revenues                                                   U.S. Operating Unit Profit
in millions                                                     in millions
[CHART]                                                         [CHART]

[DATA]                                                          [DATA]
   00                01                02                          00                01                02
$2,413.5          $2,003.4          $1,911.4                    $84.6             $29.5             $29.2
    +7.2%            -17.0%             -4.6%                    +5.4%            -65.2%              -.8%

France -- Revenues in France were Euro 4.1 billion ($3.8 billion) down 3.8% in Euro from 2001 (2.2% increase as reported). Similar to the U.S., however, customer demand for our services improved throughout the year. We began 2002 in France with revenues trailing 2001 by 14.1% in the first quarter, and finished 2002 with revenues in the fourth quarter up 4.3% over the prior year. This improving revenue growth trend, however, appeared to weaken as we exited 2002 and began 2003.

Gross profit margins in France declined slightly during the year due to a combination of geographic business mix and a weaker pricing environment. This decline in gross profit margin was more than offset by good expense controland expense leveraging in an improving revenue growth environment.

Operating unit profit was Euro 149.7 million ($143.6 million), down only 1.6% in Euro for the year (5.8% increase as reported). The operating unit profit margin improved for the fourth consecutive year, rising to 3.7%.

The French government recently passed legislation related to certain social programs, including the 35-hour work week, minimum working wage and social contribution subsidies. Implementation guidelines have not yet been finalized for the legislation, and therefore it is difficult to estimate the impact of these changes on our future financial results. Currently, we estimate that the maximum impact is a reduction of Euro 10 million in Gross profit during the second half of 2003 and Euro 10 million during the first half of 2004. We presently do not anticipate a negative impact beyond the first half of 2004.

France Revenues                                                 France Operating Unit Profit
in millions                                                     in millions
[CHART]                                                         [CHART]

[DATA]                                                          [DATA]
   00                01                02                          00                01                02
$3,939.2          $3,766.4          $3,848.2                     $130.6            $135.7            $143.6
    +4.3%             -4.4%             +2.2%                     +29.4%             +3.9%             +5.8%

EMEA -- The EMEA segment includes our operations in Europe, the Middle East and Africa (excluding France). The largest operations included in the segment are located in Germany, Italy, the Netherlands, Norway, Spain, Sweden and the United Kingdom.

EMEA revenues increased .2% over the prior year but were down 4.9% in constant currency. Within the segment, revenue growth varied dramatically with revenues in Spain and Italy up 27.0% and 15.8%, respectively, and revenues in most of the other operations in the segment declining in the weak economic environment.

The gross profit margin declined from 2001 levels due to a change in the geographic mix of our business. Operations throughout southern Europe, which have relatively lower gross profit margins, had higher revenue growth rates. In addition, decreased permanent placement fees in the United Kingdom, and continued pricing pressures throughout the segment, contributed to lower gross profit margin levels.

The decline in Gross profit was partially offset by cost reductions and improving productivity. This resulted in operating unit profit margins of 2.4% for 2002 compared to 3.1% for 2001. Despite these cost reductions, we continued to invest in the expanding markets throughout southern Europe and in our Elan operations; expanding our Elan service offerings to five more countries in mainland Europe and Asia Pacific.

EMEA Revenues                                                   EMEA Operating Unit Profit
in millions                                                     in millions
[CHART]                                                         [CHART]

[DATA]                                                          [DATA]
   00                01                02                          00                01                02
$3,349.4          $3,428.7          $3,434.9                     $122.1            $106.0            $83.0
   +18.1%             +2.4%              +.2%                     +31.0%            -13.3%           -21.6%

Other Operations -- The Other Operations segment includes our Manpower operations in the Asia Pacific region, Canada, Mexico and South America, as well as Jefferson Wells International, Inc. ("Jefferson Wells") and The Empower Group ("Empower"). Jefferson Wells, which was acquired in July 2001, is a professional services provider of internal audit, accounting, technology and tax services. It operates a network of offices throughout the United States and Canada. Empower, which was formed in 2000, provides organizational-performance consulting services through a network of global offices.

Revenues of our Other Operations were $1.4 billion in 2002, an increase of 10.2% (14.9% in constant currency and 7.3% on an organic constant currency basis).

Revenues in the Asia Pacific region increased 6.0%, as positive growth was experienced in Japan and Australia, the two largest operations in this region. We continue to invest in new offices in Japan and are well positioned to take advantage of expected future growth opportunities with further deregulation of Japan's temporary labor market.

Operating unit profit for 2002 declined to $6.6 million from $8.9 million in 2001. The operating unit profit margin remained below 1.0%, reflecting difficult economic conditions and our continued investment in the expansion of new service offerings and new office openings. This includes additional investment in Jefferson Wells' network, which expanded its offices by 50%, to 36 locations.

Other Operations Revenues                              Other Operations
in millions                                            Operating Unit Profit
[CHART]                                                in millions
                                                       [CHART]

[DATA]                                                 [DATA]
   00                01                02                 00                01                02
$1,140.7          $1,285.3          $1,416.4           $13.2             $8.9              $6.6
   +25.5%            +12.7%            +10.2%          +24.4%           -31.8%            -27.1%

Cash Sources and Uses

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities. We believe that our internally generated funds and our existing credit facilities are sufficient to cover our near-term projected cash needs.

Our principal ongoing cash needs are to finance working capital, capital expenditures and acquisitions. Working capital is primarily in the form of trade receivables, which increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivable turnover, which differs in each market in which we operate.

During 2002, Cash provided by operating activities was $227.9 million, compared to $136.0 million for 2001 and $157.9 million for 2000. Better working capital management during 2002 was offset by lower earnings levels and an increase in accounts receivable during the last quarter of 2002, compared to the previous year, due to revenue increases. Despite this increase in accounts receivable, we were still able to reduce our consolidated days sales outstanding ("DSO") by approximately one day compared to 2001. This reduction improves upon the progress made during 2001 to reduce DSO levels by two days from the 2000 level. Cash provided by operating activities during 2001 and 2000 was negatively impacted by a reduction in the amounts advanced under the Receivables Facility.

Accounts receivable increased to $2,214.2 million as of December 31, 2002 from $1,917.8 million as of December 31, 2001. This increase is primarily due to the increased foreign currency exchange rates from 2001 to 2002 for a majority of our foreign operations. At constant exchange rates, the 2002 accounts receivable balance would have been approximately $250 million less than reported. The remaining increase is a result of higher revenue levels during the last quarter of 2002 compared to 2001.

One of our wholly-owned U.S. subsidiaries has an agreement to transfer, on an ongoing basis, up to $200.0 million of an interest in its accounts receivable. Prior to November 2002, transfers of accounts receivable qualified as a sale and the related amount of accounts receivable was removed from our consolidated balance sheets. The terms of this agreement were amended during November 2002 in such a way to no longer qualify as a sale of accounts receivable. Accordingly, any future advances under this agreement will be reflected as debt on our consolidated balance sheets. No amounts were advanced under this facility as of December 31, 2002 and 2001. (See note 4 to the consolidated financial statements for further information.)

Capital expenditures were $58.5 million, $87.3 million and $82.6 million during 2002, 2001 and 2000, respectively. These expenditures are primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $17.7 million, $19.1 million and $6.9 million in 2002, 2001 and 2000, respectively.

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for such transactions was $33.5 million, $295.9 million and $172.4 million in 2002, 2001 and 2000, respectively. Included in the 2001 and 2000 amounts are payments for Jefferson Wells (acquired in July 2001 for $174.0 million) and Elan (acquired in January 2000 for $146.2 million, of which $30.0 million was paid in 2001). In addition, during 2002, we acquired ownership interests in certain U.S. franchises in exchange for approximately 592,000 shares of our common stock, which had an aggregate market value of $21.9 million at the dates of acquisition.

Net repayments of borrowings were $115.0 million for 2002 compared to net borrowings of $313.0 million and $71.8 million for 2001 and 2000, respectively. During 2002, we used excess cash to pay down borrowings under various facilities, a majority of which occurred during the fourth quarter. Net borrowings in 2001 and 2000 were used for acquisitions, investments in new and expanding markets, capital expenditures and repurchases of our common stock. Proceeds from long-term debt and Repayments of long-term debt include activity related to our commercial paper program.

During 1996 and 1998, the Board of Directors authorized the repurchase of a total of 15 million shares of our common stock. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. As of December 31, 2002, 9,945,200 shares at a cost of $283.8 million have been repurchased. During March 2002, 900,000 shares at a cost of $30.7 million were repurchased to settle a forward repurchase agreement entered into in September 2000.

During 2002, the Board of Directors declared two cash dividends for a total of $.20 per share which were paid in 2002 to shareholders of record on certain dates. Our total dividend payments were $15.3 million, $15.2 million and $15.1 million in 2002, 2001 and 2000, respectively.

We have aggregate commitments of $1,235.5 million related to debt repayments, operating leases and certain other commitments as follows:

In Millions                    2003        2004       2005       2006         2007      thereafter
Long-term debt                $  6.2      $254.9     $159.5     $384.5       $ -       $  .1
Short-term borrowings           16.6         -          -          -           -         -
Operating leases               110.8        87.4       67.2       46.9        31.5      65.9
Other                            3.2          .8        -          -           -         -
                              $136.8      $343.1     $226.7     $431.4       $31.5     $66.0

We also have entered into certain guarantee contracts and stand-by letters of credit that total approximately $111.1 million ($39.4 million for guarantees and $71.7 million for stand-by letters of credit). The guarantees primarily relate to government requirements for operating a temporary service company in certain countries, operating leases, bank accounts and indebtedness. The stand-by letters of credit relate to workers' compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments. Therefore, they have been excluded from the preceding table.

Capital Resources

Total capitalization as of December 31, 2002 was $1,821.7 million, comprised of $821.8 million in debt and $999.9 million in equity. Debt as a percentage of total capitalization was 45% as of December 31, 2002 compared to 51% in 2001.

Total Capitalization
in millions
[CHART]

[DATA]

                          98          99           00           01           02
Debt                    $258.0      $  489.0     $  557.5     $  834.8     $  821.8
Equity                  $668.9      $  650.6     $  740.4     $  814.3     $  999.9
Total Capitalization    $926.9      $1,139.6     $1,297.9     $1,649.1     $1,821.7



We have $435.4 million in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 ("Debentures"), with a carrying value of $250.0 million as of December 31, 2002. These Debentures were issued at a discount to yield an effective interest rate of 3% per year, and they rank equally with all of our existing and future senior unsecured indebtedness. Gross proceeds of $240.0 million were used to repay borrowings under our unsecured revolving credit agreement and advances under the Receivables Facility during 2001. There are no scheduled cash interest payments associated with the Debentures.

The Debentures are convertible into shares of our common stock at an initial price of $39.50 per share, if the closing price of our common stock on the New York Stock Exchange exceeds specified levels or in certain other circumstances.

Holders of the Debentures may require us to purchase these Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates. We have the option to settle this obligation in cash, common stock, or a combination thereof. There were no Debentures "put" to us on the first anniversary date and the next "put" date is on the third anniversary date, August 2004, which is also the first date we may "call" the Debentures. Our intent is to settle any future "put" in cash. In the event of a significant change in the economic environment, we may choose to settle a future "put" with common stock, which would have a dilutive effect on existing shareholders.

We have Euro 150.0 million in unsecured notes due March 2005, at 6.25%, and Euro 200.0 million in unsecured notes due July 2006, at 5.63%. (See Significant Matters Affecting Results of Operations and notes 6 and 13 to the consolidated financial statements for further information.)

We have revolving credit agreements with a syndicate of commercial banks. The agreements consist of a $450.0 million five-year revolving credit facility (the "Five-year Facility") and a $285.0 million 364-day revolving credit facility (the "364-day Facility"). The Five-year Facility expires in November 2006. During October 2002, we renewed our 364-day Facility with a syndicate of commercial banks. The availability under this facility was reduced from $300.0 million to $285.0 million and it now matures in October 2003. All other terms and conditions remain unchanged.

The revolving credit agreements allow for borrowings in various currencies and up to $100.0 million of the Five-year Facility may be used for the issuance of stand-by letters of credit. Outstanding letters of credit totaled $71.7 million and $65.5 million as of December 31, 2002 and 2001, respectively. Additional borrowings of $488.9 million were available to us under these agreements as of December 31, 2002. (See Significant Matters Affecting Results of Operations and note 6 to the consolidated financial statements for further information.)

The interest rate and facility fee on both agreements, and the issuance fee paid for the issuance of letters of credit on the Five-year Facility, vary based on our debt rating and borrowing level. Currently, on the Five-year Facility, the interest rate is LIBOR plus .9% and the facility and issuance fees are .2% and ..9%, respectively. On the 364-day Facility, the interest rate is LIBOR plus ..925% and the facility fee is .175%.

The agreements require, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.75 to 1 (less than 3.25 to 1 beginning in March 2003) and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreements, we had a Debt-to-EBITDA ratio of 2.87 to 1 and a fixed charge ratio of 2.34 to 1 as of December 31, 2002. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

Borrowings of $.7 million were outstanding under our $125.0 million U.S. commercial paper program. Commercial paper borrowings, which are backed by the Five-year Facility, have been classified as Long-term debt due to our intent and ability torefinance them on a long-term basis under this facility.

In addition to the above, we maintain separate lines of credit with foreign financial institutions to meet working capital needs of our foreign operations. As of December 31, 2002, such lines totaled $193.7 million, of which $177.1 million was unused.

During June 2002, Moody's Corporation downgraded our credit rating from Baa2 to Baa3, and during October 2002, Standard & Poor's downgraded our credit rating from BBB to BBB- while maintaining a negative outlook. As a result of these actions, the interest rate and facility fee increased by .175% and .05%, respectively, on both our Five-year Facility and 364-day Facility. These increases resulted in approximately $.2 million of additional total interest and facility fees expense during 2002. These actions do not impact our ability to borrow under our existing credit facilities.

Application of Critical Accounting Policies

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts. A discussion of the more significant estimates follows. Management has discussed the development, selection and disclosure of these estimates and assumptions with the Audit Committee of our Board of Directors.

Allowance for Doubtful Accounts

We have an allowance for doubtful accounts recorded as an estimate of the accounts receivable balance that may not be collected. This allowance is calculated on an entity-by-entity basis with consideration for historical write-off experience, the current aging of receivables and a specific review for potential bad debts. Items that affect this balance mainly include bad debt expense and write-offs of accounts receivable balances.

Bad debt expense, which increases our allowance for doubtful accounts, is recorded as an operating expense in our consolidated statements of operations and was $18.2 million, $23.8 million and $21.7 million for 2002, 2001 and 2000, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $18.4 million, $18.2 million, and $12.2 million for 2002, 2001 and 2000, respectively.

Employment Related Items

The employment of temporary workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers' compensation, and government subsidies that require us to make estimates and assumptions in determining the proper reserve levels.

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United States, France, the United Kingdom, Japan and other European countries. We record annual expense relating to these plans according to the accounting rules generally accepted in the United States. These calculations include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. (See note 8 to the consolidated financial statements for further information.)

In the United States, we are self-insured in most states for workers' compensation claims for our temporary workers. Based on historical payment experience and current employee demographics, we determine the proper reserve balance using an actuarial valuation. Our reserve for such claims as of December 31, 2002 was $109.0 million. The workers' compensation expense is recorded as a component of Cost of services. A significant increase in claims or changes in laws may require us to record more expense related to workers' compensation. On the other hand, significantly improved claim experience may result in a lower annual expense level.

In France, we receive government subsidies as a result of various social programs, mainly related to the 35-hour work week legislation. These subsidies are remitted to our customers in certain circumstances, and as a result we are required to make an estimate for the amount that will be remitted. We make that estimate based on our historical experience including related trends. To the extent that our experience differs from our estimate, we will need to make adjustments to our reserve balance, which will impact the results of our French operation. In addition, future changes to laws governing these subsidies may require us to revise our estimates, which may significantly impact our consolidated financial statements.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated.

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or that actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year.

Goodwill Impairment

In connection with our adoption of SFAS No. 142, "Goodwill and Other Intangible Assets," we are required to perform goodwill impairment reviews using a fair-value-based approach. (See notes 1 and 5 to the consolidated financial statements for further information.) The majority of our goodwill results from our recent acquisitions of Elan and Jefferson Wells, as well as the development of our Empower operations.

We primarily use a discounted cash flow analysis in our impairment reviews to estimate fair value. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple. The revenue growth rates and operating unit profit margins are based on our expectation of future results. As previously discussed, our operating results, including those of our more specialized operations, have been negatively impacted by the worldwide economic conditions. Accordingly, if our expectations of future operating results change, or if there are changes to other assumptions, our estimate of the fair value of our reporting units could change significantly. Such a change could result in a goodwill impairment charge, which could have a significant impact on the reportable segments that include the related acquisitions and our consolidated financial statements.

Significant Matters Affecting Results of Operations

MARKET RISKS

We are exposed to the impact of foreign currency fluctuations and interest rate changes.

EXCHANGE RATES

Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our Euro and Yen denominated borrowings. For our foreign subsidiaries, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

Approximately 80% of our revenues and profits are generated outside of the United States, with approximately 50% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the weighted-average exchange rate for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary. During 2002, the U.S. Dollar weakened relative to many of the currencies of our major markets. In constant currency, 2002 revenues and operating profits would have been approximately 3.2% and 7.3% lower than reported, respectively. During 2001 and 2000, the U.S. Dollar strengthened relative to many of the currencies of our major markets, resulting in translated revenues and profits that were lower than those calculated in constant currency.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders' equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year end. The resulting translation adjustments are recorded in Shareholders' equity as a component of Accumulated other comprehensive income (loss). The U.S. Dollar weakened relative to many of the foreign currencies as of December 31, 2002 compared to December 31, 2001. Consequently, the Accumulated other comprehensive income (loss) component of Shareholders' equity decreased $75.3 million during the year. Using the year-end exchange rates, the total amount permanently invested in our non-U.S. subsidiaries as of December 31, 2002 is approximately $1.9 billion.

As of December 31, 2002, we had $543.0 million of long-term borrowings denominated in Euro ($474.3 million) and Yen ($68.7 million). Euro and Yen denominated borrowings totaling $383.8 million as of December 31, 2002, have been designated as a hedge of our net investment in subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the respective amount of the borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss). The Accumulated other comprehensive income (loss) component of Shareholders' equity increased $72.0 million during the year due to the currency impact on these borrowings. As a result of certain derivative financial instruments that we entered into during September 2002, all translation gains and losses on the Euro 150.0 million ($159.2 million as of December 31, 2002) unsecured notes due March 2005 are recorded in the consolidated statements of operations. These amounts are offset by changes in the fair value of the related derivative instruments. (See note 13 to the consolidated financial statements for further information.)

Although currency fluctuations impact our reported results and Shareholders' equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, and working capital loans made between the United States and our foreign subsidiaries. To reduce the currency risk related to the intercompany loans and repayments, we may borrow funds under the revolving credit agreements in the foreign currency to lend to the subsidiary, or alternatively, we may enter into a forward contract to hedge the loan or repayment. Similarly, we may enter into a forward contract to hedge other significant intercompany payments. Foreign exchange gains and losses recognized on any such transactions are included in the consolidated statements of operations and historically have been immaterial. We generally do not engage in hedging activities, except as discussed herein. We did not have any such forward contracts as of December 31, 2002.

INTEREST RATES

Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements. Excluding the impact of the swap agreements, we have $191.0 million in variable rate borrowings at a weighted-average interest rate of 2.82% and $630.8 million in fixed rate borrowings at a weighted-average interest rate of 4.77% as of December 31, 2002.

We have various interest rate swap agreements in order to fix our interest costs on a portion of our Euro and Yen denominated variable rate borrowings. The Euro interest rate swap agreements, with a notional value of Yen 100.0 million ($105.0 million) fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010. The Yen interest rate swap agreements have a notional value of Yen 8,150.0 million ($68.7 million), Yen 4,000.0 million ($33.7 million) of which fixes the interest rate at .9% and expires in June 2003 and Yen 4,150.0 million ($35.0 million) of which fixes the interest rate at .8% and expires in 2006.

During September 2002, we entered into derivative financial instruments to swap our Euro 150.0 million ($159.2 million) unsecured notes, at 6.25%, due March 2005, to floating U.S. LIBOR, yielding an initial effective interest rate of 4.39%. These instruments expire in March 2005.

As of December 31, 2002, including the impact of the swap agreements outlined above, we effectively had $176.6 million and $645.2 million in variable and fixed rate borrowings, respectively, at a weighted-average interest rate of 4.27% and 4.12%, respectively. These swap agreements had an immaterial impact on Interest expense during 2002 and 2001.

A 43 basis point (.43%) move in interest rates on our variable rate borrowings (10% of the weighted-average variable interest rate, including the impact of the swap agreements) would have an immaterial impact on our Earnings before income taxes and cash flows in each of the next five years.

IMPACT OF ECONOMIC CONDITIONS

One of the principal attractions of using temporary staffing solutions is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been and remains sensitive to economic cycles. To help minimize the effects of these economic cycles, we provide a wide range of human resource services including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training, and development; internal audit, accounting, technology and tax services; and organizational-performance consulting. We believe that the breadth of our operations and the diversity of our service mix cushions us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our three largest markets, as was seen during much of 2001 and 2002, would have a material impact on our consolidated operating results.

THE EURO

We have significant operations in many of the twelve European Union member countries that adopted the Euro on January 1, 2002. Since our labor costs and prices are generally determined on a local basis, the impact of converting to the Euro currency has been primarily related to making internal information systems modifications to meet employee payroll, customer invoicing and financial reporting requirements. Such modifications related to converting currency values and to operating in a dual currency environment during the transition period. Modifications of internal information systems occurred throughout the transition period and were mainly coordinated with other system-related upgrades and enhancements. We accounted for all such system modification costs in accordance with our existing policy. Such costs were not material to our consolidated financial statements.

LEGAL REGULATIONS

The temporary employment services industry is closely regulated in all of the major markets in which we operate except the United States and Canada. Many countries impose licensing or registration requirements, substantive restrictions on temporary employment services, either on the temporary staffing company or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of temporary assignments, the type of work permitted for temporary workers or the occasions on which temporary workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which temporary employment services firms may operate. These changes could impose additional costs or taxes, additional record keeping or reporting requirements; restrict the tasks to which temporaries may be assigned; limit the duration of or otherwise impose restrictions on the nature of the temporary relationship (with us or the customer)or otherwise adversely affect the industry.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of customers to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company) basis. Changes in these collective labor agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of temporary staffing firms, including us.

The French government recently passed legislation related to certain social programs, including the 35-hour work week, minimum working wage and social contribution subsidies. Implementation guidelines have not yet been finalized for the legislation, and therefore, it is difficult to estimate the impact of these changes on our future financial results. Currently, we estimate that the maximum impact is a reduction of Euro 10 million in Gross profit during the second half of 2003 and Euro 10 million during the first half of 2004. We presently do not anticipate a negative impact beyond the first half of 2004.

In March 2002, the European Commission released proposed legislation, the Agency Workers Directive ("AWD"), aimed at improving the quality of temporary staffing work through a principle of non-discrimination between temporary staff and permanent employees. The AWD is currently being discussed by the European Parliament, and once it is passed, the EU countries will have two years to implement it. Given the uncertainty surrounding the final form of the AWD and the actual implementation timeframe, we cannot currently estimate the impact, if any, on the future results of our EU operations or our consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

During January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which clarifies the consolidation and disclosure requirements related to variable interests in a variable interest entity. A variable interest entity is an entity for which control is achieved through means other than voting rights. The consolidation provisions of this Interpretation are effective immediately for interests created after January 31, 2003. For interests created before February 1, 2003, we are required to adopt the consolidation provisions no later than July 1, 2003. We adopted the disclosure provisions of this Interpretation for the year ended December 31, 2002. We are still evaluating the consolidation provisions of this Interpretation, however, we do not expect them to have a material impact on our consolidated financial statements.

During December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which provides for alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements for both annual and interim financial statements. We adopted the disclosure provisions of SFAS No. 148 on December 31, 2002 and we continue to account for our stock-based compensation under APB Opinion No. 25. (See notes 1 and 7 to the consolidated financial statements for further information.)

During November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies the required disclosures in interim and annual financial statements about obligations under certain guarantees. It also requires the recognition, at the date of inception of a guarantee, of a liability for the fair value of the obligation. The initial recognition and measurement provisions of this Interpretation are effective for guarantees issued or modified after December 31, 2002. We adopted the disclosure requirements as of December 31, 2002. We have not historically been required to make any payments related to guarantees and we do not expect to do so in the future. Therefore, we do not believe the initial recognition provisions of this Interpretation will have a material impact on our consolidated financial statements.

During June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the time an entity commits to a plan. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated by us after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a significant impact on our consolidated financial statements.

During June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill or identifiable intangible assets with an indefinite life, and we adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 also requires goodwill impairment reviews to be performed at least annually by applying a fair-value-based test at the reporting unit level, which generally represents operations one level below the segments that we report. We have completed the tests as of the date of adoption and for our 2002 review and have determined that there are no impairments. (See notes 1 and 5 to the consolidated financial statements for further information.)

FORWARD-LOOKING STATEMENTS

Statements made in this Annual Report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading "Forward-Looking Statements" in our Annual Report on Form 10-K for the year ended December 31, 2002, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our Annual Report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as "expect," "anticipate," "intend," "plan," "may," "will," "believe," "seek," "estimate," and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

Report of Independent Accountants



To the Board of Directors and Shareholders of Manpower Inc.:

In our opinion, the accompanying consolidated balance sheet as of December 31, 2002 and the related consolidated statements of operations, cash flows and shareholders' equity present fairly, in all material respects, the financial position of Manpower Inc. and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The consolidated financial statements of Manpower Inc. and its subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001, before the revisions described in notes 5 and 15, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

As disclosed in note 5 to the consolidated financial statements, effective January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."

As discussed above, the consolidated financial statements of Manpower Inc. and its subsidiaries as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 were audited by other independent accountants who have ceased operations. As described in note 5, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142. Also, as described in note 15, these consolidated financial statements have been restated to conform to the composition of reportable segments and measurement of segment operating unit profit as of and for the year ended December 31, 2002. We audited the adjustments in the transitional disclosures in note 5. We also audited the adjustments described in note 15 that were applied to restate the 2001 and 2000 segment disclosures. In our opinion, all such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP



PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

January 28, 2003

Report of Independent Public Accountants



The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.

As described in note 5, we have revised our consolidated financial statements as of December 31, 2001 and for each of the two years in the period ended December 31, 2001 to include the transitional disclosures required by SFAS No. 142, "Goodwill and Intangible Assets." Also, as described in note 15, we have restated these consolidated financial statements to conform with the composition of reportable segments and measurement of Operating unit profit as of and for the year ended December 31, 2002.

The Arthur Andersen LLP report does not extend to these revisions to the 2001 and 2000 consolidated financial statements. These revisions to the 2001 and 2000 consolidated financial statements were reported on by PricewaterhouseCoopers LLP, as stated in their report appearing on the preceding page.



To the Board of Directors and Shareholders of Manpower Inc.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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



/s/ Arthur Andersen LLP



ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin

January 28, 2002

Consolidated Statements of Operations

in millions, except per share data


                                                                             YEAR ENDED December 31

                                                              2002                  2001                   2000
Revenues from services                                   $   10,610.9           $   10,483.8           $   10,842.8

Cost of services                                              8,700.5                8,527.3                8,896.1

Gross profit                                                  1,910.4                1,956.5                1,946.7

Selling and administrative expenses                           1,675.6                1,718.9                1,635.7

Operating profit                                                234.8                  237.6                  311.0

Interest and other expense                                       46.8                   39.7                   45.8

Earnings before income taxes                                    188.0                  197.9                  265.2

Provision for income taxes                                       74.8                   73.4                   94.0

Net earnings                                             $      113.2           $      124.5           $      171.2

Net earnings per share                                   $        1.48          $        1.64          $        2.26

Net earnings per share - diluted                         $        1.46          $        1.62          $        2.22

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets
in millions, except share data

                                                                                        December 31
                                                                                2002                 2001
Assets
Current Assets
Cash and cash equivalents                                                   $    284.0           $    245.8
Accounts receivable, less allowance for doubtful
  accounts of $70.3 and $61.8, respectively                                    2,214.2              1,917.8
Prepaid expenses and other assets                                                 76.0                 77.0
Future income tax benefits                                                        79.1                 73.8
Total current assets                                                           2,653.3              2,314.4

Other Assets
Goodwill and other intangible assets,
  less accumulated amortization of $46.7 and $42.4, respectively                 545.7                480.8
Investments in licensees                                                          60.5                 44.7
Other assets                                                                     253.4                204.7
Total other assets                                                               859.6                730.2

Property and Equipment
Land, buildings, leasehold improvements and equipment                            533.4                465.4
Less: accumulated depreciation and amortization                                  344.6                271.4
Net property and equipment                                                       188.8                194.0

Total assets                                                                $  3,701.7           $  3,238.6

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable                                                            $    447.0           $    382.1
Employee compensation payable                                                     96.2                 93.2
Accrued liabilities                                                              295.7                234.9
Accrued payroll taxes and insurance                                              391.6                300.8
Value added taxes payable                                                        309.0                255.9
Short-term borrowings and current maturities of long-term debt                    22.8                 23.7
Total current liabilities                                                      1,562.3              1,290.6

Other Liabilities
Long-term debt                                                                   799.0                811.1
Other long-term liabilities                                                      340.5                322.6
Total other liabilities                                                        1,139.5              1,133.7

Shareholders' Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued          -                    -
Common stock, $.01 par value, authorized 125,000,000 shares,
  issued 87,043,956 and 85,173,961 shares, respectively                             .9                   .9
Capital in excess of par value                                                 1,696.2              1,644.9
Accumulated deficit                                                             (289.7)              (387.6)
Accumulated other comprehensive income (loss)                                   (123.7)              (190.8)
Treasury stock at cost, 9,945,200 and 9,045,200 shares, respectively            (283.8)              (253.1)
Total shareholders' equity                                                       999.9                814.3

Total liabilities and shareholders' equity                                  $  3,701.7           $  3,238.6

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Statements of Cash Flows
in millions

                                                                                  YEAR ENDED December 31
                                                                       2002                 2001               2000
Cash Flows from Operating Activities
Net earnings                                                         $  113.2           $    124.5           $  171.2
Adjustments to reconcile net earnings to net cash
  provided by operating activities:
Depreciation and amortization                                            65.4                 80.2               66.8
Amortization of discount on convertible debentures                        7.3                  2.7                --
Deferred income taxes                                                    (0.2)                (7.3)             (15.8)
Provision for doubtful accounts                                          18.2                 23.8               21.7
Change in operating assets and liabilities:

  Amounts advanced under the Receivables Facility                         --                (145.0)             (55.0)
  Accounts receivable                                                   (54.4)               217.3             (261.2)
  Other assets                                                           41.6                (69.1)             (32.6)
  Other liabilities                                                      36.8                (91.1)             262.8
Cash provided by operating activities                                   227.9                136.0              157.9

Cash Flows from Investing Activities
Capital expenditures                                                    (58.5)               (87.3)             (82.6)
Acquisitions of businesses, net of cash acquired                        (33.5)              (295.9)            (172.4)
Proceeds from the sale of property and equipment                          5.3                 16.1                7.3
Cash used by investing activities                                       (86.7)              (367.1)            (247.7)

Cash Flows from Financing Activities
Net change in short-term borrowings                                       4.9                (49.1)             (76.4)
Proceeds from long-term debt                                            653.2              1,089.9              259.3
Repayments of long-term debt                                           (773.1)              (727.8)            (111.1)
Proceeds from stock option and purchase plans                            29.4                 13.6               10.0
Repurchases of common stock                                             (30.7)                (3.3)             (20.0)
Dividends paid                                                          (15.3)               (15.2)             (15.1)
Cash (used) provided by financing activities                           (131.6)               308.1               46.7

Effect of exchange rate changes on cash                                  28.6                (12.9)             (16.9)

Net increase (decrease) in cash and cash equivalents                     38.2                 64.1              (60.0)

Cash and cash equivalents, beginning of year                            245.8                181.7              241.7

Cash and cash equivalents, end of year                               $  284.0           $    245.8           $  181.7

Supplemental Cash Flow Information

Interest paid                                                        $   33.2           $     38.0           $   27.1
Income taxes paid                                                    $   96.3           $    117.9           $   83.2

The accompanying notes to financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity in millions, except per share data

                                                                                            ACCUMULATED
                                                                 CAPITAL IN                    OTHER
                                                       COMMON    EXCESS OF    ACCUMULATED  COMPREHENSIVE   TREASURY
                                                       STOCK     PAR VALUE      DEFICIT    INCOME (LOSS)     STOCK       TOTAL
Balance, December 31, 1999                           $     .8    $  1,621.4    $ (653.0)     $  (88.8)     $ (229.8)   $  650.6
Comprehensive Income:
  Net earnings                                                                    171.2
  Foreign currency translation                                                                  (50.6)
  Unrealized loss on investments, net of tax                                                     (5.7)
Total comprehensive income                                                                                                114.9
Issuances under option and purchase plans                   -          10.0                                                10.0
Dividends ($.20 per share)                                                        (15.1)                                  (15.1)
Repurchases of common stock                                                                                   (20.0)      (20.0)

Balance, December 31, 2000                                 .8       1,631.4      (496.9)       (145.1)       (249.8)      740.4
Comprehensive Income:
  Net earnings                                                                    124.5
  Foreign currency translation                                                                  (35.4)
  Unrealized loss on derivatives, net of tax                                                     (5.7)
  Unrealized loss on investments, net of tax                                                     (2.8)
  Reclassification adjustment for losses
     included in net earnings, net of tax                                                         5.7
  Minimum pension liability adjustment,
    net of tax                                                                                   (7.5)
Total comprehensive income                                                                                                 78.8
Issuances under option and purchase plans                  .1          13.5                                                13.6
Dividends ($.20 per share)                                                        (15.2)                                  (15.2)
Repurchases of common stock                                                                                    (3.3)       (3.3)

Balance, December 31, 2001                                 .9       1,644.9      (387.6)       (190.8)       (253.1)      814.3
Comprehensive Income:
  Net earnings                                                                    113.2
  Foreign currency translation                                                                   75.3
  Unrealized loss on derivatives, net of tax                                                     (6.6)
  Unrealized loss on investments, net of tax                                                     (5.8)
  Reclassification adjustment for losses
    included in net earnings, net of tax                                                          5.1
  Minimum pension liability adjustment,
    net of tax                                                                                    (.9)
Total comprehensive income                                                                                                180.3
Issuances for franchise acquisitions                       -           21.9                                                21.9
Issuances under option and purchase plans                  -           29.4                                                29.4
Dividends ($.20 per share)                                                        (15.3)                                  (15.3)
Repurchases of common stock                                                                                   (30.7)      (30.7)

Balance, December 31, 2002                           $     .9    $  1,696.2    $ (289.7)     $ (123.7)     $ (283.8)   $  999.9

The accompanying notes to consolidated financial statements are an integral part of these statements.

Notes to Consolidated Financial Statements in millions, except per share data

01.      Summary of Significant Accounting Policies

Nature of Operations

Manpower Inc. is a global staffing leader with over 3,900 systemwide offices in 63 countries. Our largest operations, based on revenues, are located in the United States, France and the United Kingdom. We provide a wide range of human resource services, including professional, technical, specialized, office and industrial staffing; temporary and permanent employee testing, selection, training and development; internal audit, accounting, technology and tax services; and organizational-performance consulting. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for us as a whole.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Consolidation

The consolidated financial statements include our accounts and the accounts of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments are included as Investments in licensees in the consolidated balance sheets. Included in Shareholders' equity as of December 31, 2002 are $40.8 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

During January 2003, the Financial Accounting Standards Board ("FASB"), issued Interpretation No. 46, "Consolidation of Variable Interest Entities," which clarifies the consolidation and disclosure requirements related to variable interests in a variable interest entity. A variable interest entity is an entity for which control is achieved through means other than voting rights. The consolidation provisions of this Interpretation are effective immediately for interests created after January 31, 2003. For interests created before February 1, 2003, we are required to adopt the consolidation provisions no later than July 1, 2003. We adopted the disclosure provisions of this Interpretation for the year ended December 31, 2002. We are still evaluating the consolidation provisions of this Interpretation, however, we do not expect them to have a material impact on our consolidated financial statements.

Revenues

We generate revenues from sales of services by our own branch operations and from fees earned on sales of services by our franchise operations. Revenues from services are recognized as the services are rendered and revenues from franchise fees are recognized as earned. Franchise fees, which are included in Revenues from services, were $25.8, $28.1 and $37.4 for the years ended December 31, 2002, 2001 and 2000, respectively.

Advertising Costs

We generally expense production costs of advertising as they are incurred. Advertising expenses were $30.8, $40.1 and $44.0 in 2002, 2001 and 2000, respectively.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Accounts Receivable Securitization

We account for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Accordingly, transfers of receivables are evaluated for sale accounting treatment and if such a transfer qualifies as a sale under SFAS No. 140, the related receivable balance is removed from our consolidated balance sheets and the loss related to the transfer is recorded as other expense. If the transfer of receivables does not qualify for sale accounting, the related receivable balance remains on our consolidated balance sheet, the corresponding advance is recorded as debt and the related cost of the transaction is recorded as interest expense. (See note 4 for further information.)

Intangible Assets

During June 2001, the FASB issued SFAS No. 142,"Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill or identifiable intangible assets with an indefinite life and we adopted SFAS No. 142 on January 1, 2002. SFAS No. 142 also requires goodwill impairment reviews to be performed at least annually by applying a fair-value-based test at the reporting unit level, which generally represents operations one level below the segments that we report. The first step in this test is to compare each reporting unit's estimated fair value to its carrying value. If the reporting unit's estimated fair value is in excess of its carrying value, the test is complete and no impairment is recorded. However, if the reporting unit's estimated fair value is less than its carrying value, additional procedures are performed to determine if any impairment of goodwill exists. We have completed the tests as of the date of adoption and for our 2002 review and have determined that there are no impairments.

We primarily use a discounted cash flow analysis in our impairment reviews to estimate fair value. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple. The revenue growth rates and operating unit profit margins are based on our expectation of future results. If our expectations of future operating results change, or if there are changes to other assumptions, our estimate of the fair value of our reporting units could change significantly. Such a change could result in a goodwill impairment charge, which could have a significant impact on the reportable segments that include the related acquisitions and our consolidated financial statements.

Prior to our adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over its useful life, which was estimated based on the facts and circumstances surrounding each individual acquisition, not to exceed twenty years. In accordance with the provisions of SFAS No. 141, "Business Combinations," goodwill resulting from business combinations completed subsequent to June 30, 2001 was not amortized.

In addition to goodwill, we have amortizable intangible assets and intangible assets that do not require amortization, which were immaterial as of December 31, 2002 and 2001. Amortization expense related to the amortizable intangible assets was immaterial in 2002, 2001 and 2000.

Marketable Securities

We account for our security investments under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated other comprehensive income (loss), which is a separate component of Shareholders' equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our consolidated statements of operations. As of December 31, 2002, our available-for-sale investments had a market value of $3.9 and an adjusted cost basis of $7.0.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $84.5 as of December 31, 2002. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our net share of realized gains and losses, and declines in value determined to be other-than-temporary are included in our consolidated statements of operations. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated other comprehensive income (loss), with the offsetting amount increasing or decreasing our investment in the franchise.

Capitalized Software

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. We regularly review the carrying value of all capitalized software and recognize a loss when the carrying value is considered unrealizable. The net capitalized software balance of $38.1 and $26.0 as of December 31, 2002 and 2001, respectively, is included in Other assets in the consolidated balance sheets. Capitalized software costs amortized to expense were $4.7 for 2002.

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

                                      2002        2001
Land                                $  2.1       $  1.8
Buildings                             27.1         24.4
Furniture, fixtures and autos        182.1        170.9
Computer equipment                   142.8        124.7
Leasehold improvements               179.3        143.6
                                    $533.4       $465.4

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings - up to 40 years; leasehold improvements - lesser of life of asset or lease term; furniture and equipment - 3 to 15 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of properties, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our consolidated statements of operations.

Derivative Financial Instruments

We account for our derivative instruments in accordance with SFAS Nos. 133, 137, and 138 related to "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133, as amended"). Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated other comprehensive income (loss) and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of hedges are recognized in earnings. We adopted SFAS No. 133, as amended, on January 1, 2001.

Foreign Currency Translation

The financial statements of our non-U.S. subsidiaries have been translated in accordance with SFAS No. 52, "Foreign Currency Translation." Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss), which is included in Shareholders' equity. In accordance with SFAS No. 109, no deferred taxes have been recorded related to the cumulative translation adjustments.

Certain foreign currency denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss).

Shareholders' Equity

The Board of Directors authorized the repurchase of a total of 15,000,000 shares of our common stock during 1996 and 1998. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. As of December 31, 2002, 9,945,200 shares at a cost of $283.8 have been repurchased. During March 2002, 900,000 shares at a cost of $30.7 were repurchased to settle a forward repurchase agreement entered into in September 2000. A total of 1,000,000 shares were repurchased under the forward repurchase agreement at a total cost of $34.0.

Statement of Cash Flows

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Stock Compensation Plans

During December 2002, the Financial Accounting Standards Board (FASB), issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which provides for alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, "Accounting for Stock-Based Compensation," to require more prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

We account for all of our fixed stock option plans and our 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. No stock-based employee compensation expense is reflected in Net earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on Net earnings and Net earnings per share if we had applied the fair value recognition provisions of SFAS No. 148 to stock-based employee compensation.

YEAR ENDED December 31
                                                               2002          2001        2000
Net earnings
Net earnings, as reported                                     $113.2        $124.5      $171.2
Less:  Total stock-based employee compensation
  expense determined under the fair value method
  for all awards, net of related tax effects                     4.5           5.1         3.3
Pro forma net earnings                                        $108.7        $119.4      $167.9

Net earnings per share
Basic - as reported                                           $ 1.48        $ 1.64      $ 2.26
Basic - pro forma                                             $ 1.43        $ 1.58      $ 2.22

Diluted - as reported                                         $ 1.46        $ 1.62      $ 2.22
Diluted - pro forma                                           $ 1.40        $ 1.56      $ 2.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001 and 2000, respectively: risk-free interest rates of 4.6%, 4.6% and 5.8%; expected volatility of 28.4%, 17.7% and 19.2%; dividend yield of .5% in all years; and expected lives of 6.4 years, 7.2 years and 5.8 years. The weighted-average fair value of options granted was $10.86, $7.16 and $6.46 in 2002, 2001 and 2000, respectively.

Recently Issued Accounting Standards

During June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which requires that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the time an entity commits to a plan. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated by us after December 31, 2002. We do not expect the adoption of SFAS No. 146 to have a significant impact on our consolidated financial statements.

02.      Earnings Per Share

The calculation of Net earnings per share for the years ended December 31, is as follows:

                                                               2002         2001         2000
Net earnings available to common shareholders                 $113.2       $124.5       $171.2
Weighted-average common shares outstanding (in millions)        76.4         75.9         75.9
                                                              $ 1.48       $ 1.64       $ 2.26

The calculation of Net earnings per share - diluted for the years ended December 31, is as follows:

                                                               2002         2001         2000
Net earnings available to common shareholders                 $113.2       $124.5       $171.2
Weighted-average common shares outstanding (in millions)        76.4         75.9         75.9
Effect of dilutive securities - stock options (in millions)      1.3          1.1          1.2
                                                                77.7         77.0         77.1
                                                              $ 1.46       $ 1.62       $ 2.22

The calculation of Net earnings per share - diluted for the years ended December 31, 2002, 2001 and 2000 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive options is as follows:

                                                                2002         2001         2000
Shares (in thousands)                                            207         1,218         535
Exercise price ranges                                         $36 - $41    $32 - $41    $35 - $41
Weighted-average remaining life                               5.6 years    7.4 years    8.0 years

In addition, there were 6.1 million shares of common stock that were contingently issuable under our convertible debentures for both 2002 and 2001. Such shares are excluded from the calculation of Net earnings per share - diluted based upon the terms of the convertible debentures and our intent to settle any potential "put" of the convertible debentures in cash. In the event of a significant change in the economic environment, we may choose to settle a future "put" with common stock, which would have a dilutive effect on existing shareholders.

The contingently issuable shares under the convertible debentures will be included in the calculation of Net earnings per share - diluted when the shares become issuable under the conversion features of the debentures. This will occur when the average share price is 110% of the accreted value of the debentures at the beginning of the conversion period, as defined by the agreement or in certain other circumstances. Given the accreted value of the debentures at the beginning of the current conversion period, the average share price, during the period, will have to be approximately $45 per share for the shares to be issuable.

03.      Income Taxes

The provision for income taxes consists of:

                                                                  YEAR ENDED December 31
                                                            2002            2001         2000
Current
United States:
  Federal                                                  $  3.4         $ 11.3        $ 24.0
  State                                                       (.3)           (.3)          1.8
Foreign                                                      61.0           75.2          86.4
Total current                                                64.1           86.2         112.2

Deferred
United States:
  Federal                                                     8.0          (10.4)         (9.5)
  State                                                        .7             .4            -
Foreign                                                       2.0           (2.8)         (8.7)
Total deferred                                               10.7          (12.8)        (18.2)

Total provision                                            $ 74.8         $ 73.4        $ 94.0

A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

                                                                  YEAR ENDED December 31
                                                               2002         2001          2000
Income tax based on statutory rate                           $ 65.8        $ 69.3        $ 92.8
Increase (decrease) resulting from:
  Foreign tax rate differences                                  4.5           3.6           5.0
  Tax effect of foreign earnings                                 .7          (2.3)         (1.6)
  Change in valuation reserve                                   5.6            .6          (4.0)
  State income taxes                                             -             -            1.2
  Other, net                                                   (1.8)          2.2            .6
Total provision                                              $ 74.8        $ 73.4        $ 94.0

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred tax assets as of December 31, are as follows:

                                                            2002        2001
Current Future Income Tax Benefits
Accrued payroll taxes and insurance                        $ 17.8      $ 19.8
Employee compensation payable                                18.1        16.6
Pension and postretirement benefits                           8.9         8.5
Other                                                        36.7        30.4
Valuation allowance                                          (2.4)       (1.5)
                                                             79.1        73.8

Noncurrent Future Income Tax Benefits
Accrued payroll taxes and insurance                          27.6        27.4
Pension and postretirement benefits                          28.4        27.1
Net operating losses and other                               90.3        22.9
Valuation allowance                                         (31.0)      (26.2)
                                                            115.3        51.2

Total future tax benefits                                  $194.4      $125.0

The noncurrent future income tax benefits have been classified as Other assets in the consolidated balance sheets.

We have U.S. Federal and foreign net operating loss carryforwards totaling $139.1 that expire as follows: 2003 - $.1, 2004 - $.1, 2005 - $1.6, 2006 - $1.7,
2007 - $.8, 2008 and thereafter - $91.5 and $43.3 with no expiration. We have U.S. State net operating loss carryforwards totaling $170.2 that expire as follows: 2004 - $61.4, 2005 - $67.7, 2006 - $11.6, 2007 - $7.6, 2008 and
thereafter - $21.9. We have recorded a deferred tax asset of $53.9 as of December 31, 2002, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $27.3 has been recorded as of December 31, 2002, as management believes that realization of certain loss carryforwards is unlikely.

Pretax income of foreign operations was $162.9, $163.6 and $174.8 in 2002, 2001 and 2000, respectively. United States income taxes have not been provided on unremitted earnings of foreign subsidiaries that are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. As of December 31, 2002, the estimated amount of unremitted earnings of the foreign subsidiaries totaled approximately $260.

04.      Accounts Receivable Securitization

We and certain of our U.S. subsidiaries have an agreement (the "Receivables Facility") with a financial institution whereby we transfer on a continuous basis an interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation, a wholly owned, special purpose, bankruptcy-remote subsidiary ("ICC") that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, transfer all of our accounts receivable to ICC. ICC, in turn, has transferred and, subject to certain conditions, may from time to time transfer, an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the transfer of such undivided interest. The agreement expires in November 2003 and it may be extended further with the financial institution's consent.

During November 2002, we amended our Receivables Facility to allow ICC the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, this transfer does not qualify for sale accounting, and accordingly, the receivables transferred to the third party will remain on our consolidated balance sheet with the corresponding advance being recorded as debt. Prior to the November 2002 amendment, any transfers of receivables qualified for sale accounting, and therefore the related receivable balance was removed from the consolidated balance sheets. No amounts were advanced under this facility as of December 31, 2002 and 2001.

Costs associated with the transfer of receivables primarily relate to the discount and fees associated with the amounts advanced. During 2002, 2001 and 2000, such costs were $.4, $5.3 and $9.8, respectively, and were recorded as other expenses in the consolidated statements of operations. No amounts were advanced during December of 2002, therefore this agreement had no impact on Interest expense during 2002.

05.      Goodwill and Other Intangible Assets

On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life. A summary of Net earnings and Net earnings per share, as if we had accounted for goodwill under SFAS No. 142 as of January 1, 2000, is as follows:

                                                       YEAR ENDED December 31
                                                    2002       2001       2000
Adjusted net earnings
As reported                                        $113.2     $124.5     $171.2
Goodwill amortization, net of tax                      -        14.8       11.6
                                                   $113.2     $139.3     $182.8
Adjusted net earnings per share
As reported                                        $ 1.48     $ 1.64     $ 2.26
Goodwill amortization, net of tax                      -         .19        .15
                                                   $ 1.48     $ 1.83     $ 2.41
Adjusted net earnings per share - diluted
As reported                                        $ 1.46     $ 1.62     $ 2.22
Goodwill amortization, net of tax                      -         .19        .15
                                                   $ 1.46     $ 1.81     $ 2.37

Changes in the carrying value of goodwill by reportable segment are as follows for the year ended December 31, 2002:

                                                                                    Other
                                                 United States         EMEA       Operations     Total
Balance, beginning of year                          $ 51.4            $171.4        $257.5       $480.3
Goodwill acquired throughout the year                 28.4               3.9          14.6         46.9
Currency impact and other                               -               16.1           2.0         18.1
Balance, end of year                                $ 79.8            $191.4        $274.1       $545.3

There were no reductions to goodwill as a result of dispositions during 2002.

06.    Debt

Information concerning Short-term borrowings as of December 31, is as follows:

                                                                                     2002         2001
Short-term borrowings                                                               $16.6        $10.2
Weighted-average interest rates                                                       4.0%         5.0%

We maintain separate lines of credit with foreign financial institutions to meet working capital needs of our foreign operations. As of December 31, 2002, such lines totaled $193.7, of which $177.1 was unused. We have no significant compensating balance requirements or commitment fees related to these lines.

A summary of Long-term debt as of December 31, is as follows:

                                                                                     2002         2001
Zero-coupon convertible debentures                                                  $250.0       $242.7
Euro denominated notes due July 2006                                                 210.1        177.9
Euro denominated notes due March 2005                                                159.2        133.4
Revolving credit agreement:
  Euro denominated borrowings, at a rate of 4.0% and 4.2%, respectively              105.0         86.3
  Yen denominated borrowings, at a rate of 1.0% and .8%, respectively                 68.7         91.2
Commercial paper, maturing within 90 days, at weighted-average
  interest rates of 1.9% and 2.3%, respectively                                         .7         57.1
Other                                                                                 11.5         36.0
                                                                                     805.2        824.6
Less - current maturities                                                              6.2         13.5
Long-term debt                                                                      $799.0       $811.1

Convertible Debentures

We have $435.4 in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 (the "Debentures"). These Debentures were issued at a discount to yield an effective interest rate of 3% per year, and they rank equally with all of our existing and future senior unsecured indebtedness. Gross proceeds of $240.0 were used to repay borrowings under our unsecured revolving credit agreement and advances under the Receivables Facility during 2001. The unamortized discount was $185.4 and $192.7 as of December 31, 2002 and 2001, respectively. During 2002 and 2001, $7.3 and $2.7, respectively, of the discount was amortized to Interest expense in the consolidated statements of operations. There are no scheduled cash interest payments associated with the Debentures.

The Debentures are convertible into shares of our common stock at an initial price of $39.50 per share if the closing price of our common stock on the New York Stock Exchange exceeds specified levels, or in certain other circumstances.

We may call the Debentures beginning August 17, 2004 for cash at the issue price, plus accreted original issue discount. Holders of the Debentures may require us to purchase the Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates. We may purchase these Debentures for either cash, common stock, or a combination thereof. There were no Debentures "put" to us on the first anniversary date and the next "put" date is on the third anniversary date, August 2004. Our intent is to settle any future "put" in cash. In the event of a significant change in the economic environment, we may choose to settle a future "put" with common stock, which would have a dilutive effect on existing shareholders.

Euro Notes

We have two Euro denominated unsecured notes with a face value of Euro 200.0 and Euro 150.0. The Euro 200.0 notes are due July 2006 and have scheduled annual interest payments at a rate of 5.63%. The Euro 150.0 notes are due March 2005 and have scheduled annual interest payments at a rate of 6.25%. (See note 13 for further information.)

Revolving Credit Agreements

We have revolving credit agreements with a syndicate of commercial banks. The agreements consist of a $450.0 five-year revolving credit facility (the "Five-year Facility") and a $285.0 364-day revolving credit facility (the "364-day Facility"). The Five-year Facility expires in November 2006. During October 2002, we renewed our 364-day Facility with a syndicate of commercial banks. The availability under this facility was reduced from $300.0 to $285.0 and it matures in October 2003. All other terms and conditions remain unchanged.

The revolving credit agreements allow for borrowings in various currencies and up to $100.0 of the Five-year Facility may be used for the issuance of stand-by letters of credit. Outstanding letters of credit totaled $71.7 and $65.5 as of December 31, 2002 and 2001, respectively. Additional borrowings of $488.9 were available to us under these agreements as of December 31, 2002.

The interest rate and facility fee on both agreements, and the issuance fee paid for the issuance of letters of credit on the Five-year Facility, vary based on our debt rating and borrowing level. Currently, on the Five-year Facility, the interest rate is LIBOR plus .9% and the facility and issuance fees are .2% and ..9%, respectively. On the 364-day Facility, the interest rate is LIBOR plus ..925% and the facility fee is .175%.

Our Five-year Facility and 364-day Facility require, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.75 to 1 (less than 3.25 to 1 beginning in March 2003) and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreements, we had a Debt-to-EBITDA ratio of 2.87 to 1 and a fixed charge ratio of 2.34 to 1 as of December 31, 2002.

Borrowings of $.7 were outstanding under our commercial paper program. Commercial paper borrowings, which are backed by the Five-year Facility, have been classified as Long-term debt due to our intent and ability to refinance them on a long-term basis under this facility.

Swap Agreements

We have entered into various interest rate swap agreements to manage our interest rate and currency risk associated with our debt instruments. (See note 13 for further information.)

Fair Value of Debt

The carrying value of Long-term debt approximates fair value, except for the Euro denominated notes and the Debentures, which had a fair value, as determined by quoted market prices, as of December 31, as follows:

                                                               2002              2001
Euro denominated notes                                        $372.7            $312.4
Zero-coupon convertible debentures                             267.1             255.0

Debt Maturities

The maturities of Long-term debt payable within each of the four years subsequent to December 31, 2003 are as follows: 2004 - $254.9, 2005 - $159.5, 2006 - $384.5 and 2007 - $0 and thereafter - $.1. For purposes of this presentation, the Debtentures due in 2021 are reflected as maturing in 2004 as the next "put" date is in August 2004.

07.      Stock Compensation Plans

Fixed Stock Option Plans

All of our full-time employees are eligible to receive stock options, stock appreciation rights and restricted stock and our non-employee directors are eligible to receive stock options under our 1994 Executive Stock Option and Restricted Stock Plan. As of December 31, 2002, we had approximately 2,393,000 shares of common stock remaining available for grant under this plan.

The options, stock appreciation rights and restricted stock are granted to eligible employees at the discretion of a committee appointed by the Board of Directors. All options have generally been granted at a price equal to the fair market value of our common stock at the date of grant. The grant price per share pursuant to a stock appreciation right is determined by the committee. The committee also determines the period during which options and stock appreciation rights are exercisable. Generally, options are granted with a vesting period of up to four years and expire ten years from the date of grant. As of December 31, 2002, no stock appreciation rights were outstanding.

All of our non-employee directors may receive an option to purchase shares of our common stock in lieu of cash compensation. The number of shares covered by the option is determined pursuant to a formula set forth in procedures adopted under the 1994 plan. The directors may also receive an annual option grant as additional compensation for board service. The per share purchase price for each option awarded is equal to the fair market value of our common stock at the date of grant. Options are exercisable for the vested portion during the director's tenure and a limited period thereafter.

The value of restricted stock granted is charged to equity and amortized to expense over the restriction period. There were no restricted shares granted during 2002, and 24,301 restricted shares were granted during 2001. As of December 31, 2002 there were 4,000 restricted shares that had not vested.

In addition to the stock option plan discussed above, we have the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. As of December 31, 2002, there were approximately 816,000 shares of common stock remaining available for grant under this plan. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of their market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

Information related to options outstanding under our plans, and the related weighted-average exercise prices as of and for the years ended December 31, is as follows:

                                                                       2002                     2001                    2000
                                                               SHARES                   SHARES                   SHARES
                                                               (000)         PRICE      (000)        PRICE       (000)       PRICE
Options outstanding, beginning of period                        5,437      $    26       5,341      $    25       4,371      $    23
Granted                                                         1,645           34         722           31       1,385           30
Exercised                                                      (1,211)          21        (357)          16        (279)          19
Expired or cancelled                                             (230)          36        (269)          28        (136)          32
Options outstanding, end of period                              5,641      $    29       5,437      $    26       5,341      $    25
Options exercisable, end of period                              2,991      $    27       3,280      $    24       2,268      $    21

Options outstanding as of December 31, 2002 are as follows:

                                      Options outstanding                                 Options exercisable
                                                    weighted-                                             weighted-
                                                     average         weighted-                             average
                                                    remaining         average                             exercise
                                   shares          contractual       exercise           shares              price
Exercise Prices                    (000)              life            price              (000)              price
$10-$20                              493               2.3           $   16                493             $   16
21-25                              1,037               6.1               22                764                 23
26-30                              1,443               7.4               29                839                 29
31-41                              2,668               8.2               34                895                 35
                                   5,641               7.0           $   29              2,991             $   27

Other Stock Plans

We have reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan, of which 672,000 shares remained available for future issuance as of December 31, 2002. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 2002, 2001 and 2000, employees purchased 136,000, 67,000 and 80,000 shares, respectively, under the plan.

08.      Retirement Plans

Defined Benefit Plans

We sponsor several qualified and nonqualified pension plans covering substantially all permanent employees. The reconciliation of the changes in the plans' benefit obligations and the fair value of plan assets and the statement of the funded status of the plans are as follows:

                                                                     U.S. PLANS                      NON-U.S. PLANS
                                                                2002             2001             2002            2001
Change in Benefit Obligation
Benefit obligation, beginning of year                         $  40.7          $  43.3          $  67.5          $  60.1
Service cost                                                       .1               .2              3.5              3.2
Interest cost                                                     2.9              3.0              3.8              3.3
Actuarial (gain) loss                                             3.3             (2.5)             (.6)             5.6
Plan participant contributions                                     -                -                .6               .7
Benefits paid                                                    (3.4)            (3.3)            (1.6)            (2.8)
Currency exchange rate changes                                     -                -               7.9             (2.6)
Benefit obligation, end of year                               $  43.6          $  40.7          $  81.1          $  67.5

Change in Plan Assets
Fair value of plan assets, beginning of year                  $  32.9          $  30.4          $  47.3          $  51.0
Actual return on plan assets                                      (.7)             4.1             (3.9)            (2.9)
Plan participant contributions                                     -                -                .6               .7
Company contributions                                             1.9              1.7              3.4              3.4
Benefits paid                                                    (3.4)            (3.3)            (1.6)            (2.8)
Currency exchange rate changes                                     -                -               4.8             (2.1)
Fair value of plan assets, end of year                        $  30.7          $  32.9          $  50.6          $  47.3

Funded Status
Funded status of plan                                         $ (12.9)         $  (7.8)         $ (30.5)         $ (20.2)
Unrecognized net (gain) loss                                     (3.8)           (11.4)            28.1             19.7
Unrecognized prior service cost                                    -                -                .2               .3
Unrecognized transitional asset                                   (.1)             (.3)              .2               .1
Net amount recognized                                         $ (16.8)         $ (19.5)         $  (2.0)         $   (.1)

Amounts Recognized
Accrued benefit liability                                     $ (16.8)         $ (19.8)         $ (14.9)         $ (11.7)
Intangible asset                                                   -                -                .3               .5
Accumulated other comprehensive loss                               -                .3             12.6             11.1
Net amount recognized                                         $ (16.8)         $ (19.5)         $  (2.0)         $   (.1)

The accumulated benefit obligation exceeded the fair value of plan assets for one of the U.S. defined benefit pension plans and two of the non-U.S. defined benefit plans as of December 31, 2002.

The components of the net periodic benefit cost for all plans are as follows:

                                                        YEAR ENDED December 31
                                                       2002      2001       2000
Service cost                                         $  3.6     $  3.4     $  4.5
Interest cost                                           6.7        6.3        6.0
Expected return on assets                              (5.7)      (5.5)      (5.7)
Amortization of:
  unrecognized gain                                     (.2)       (.7)       (.1)
  unrecognized transitional asset                       (.2)       (.2)       (.2)
Curtailment loss                                          -          -        3.7
Total benefit cost                                   $  4.2     $  3.3     $  8.2

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

                                                                 U.S. PLANS         NON-U.S. PLANS
                                                              2002        2001      2002       2001
Discount rate                                                 6.5%        7.5%      5.2%       5.4%
Expected return on assets                                     8.5%        8.5%      6.1%       6.1%
Rate of compensation increase                                 5.0%        6.0%      3.9%       4.1%

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience. The unrecognized transitional asset is being amortized over the estimated remaining service lives of the employees. Plan assets are primarily comprised of common stocks, professionally-managed equity and bond funds, and U.S. and U.K. government and agency securities.

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan's benefit obligation and the statement of the funded status of the plan are as follows:

                                                              2002          2001
Benefit obligation, beginning of year                       $  20.5       $  22.5
  Service cost                                                   .3            .4
  Interest cost                                                 1.3           1.3
  Actuarial gain                                                (.5)         (2.5)
  Benefits paid                                                (1.0)         (1.2)
Benefit obligation, end of year                                20.6          20.5
  Unrecognized net gain                                         7.8           8.2
Accrued liability recognized                                $  28.4       $  28.7

The discount rate used in the measurement of the benefit obligation was 6.5% and 7.5% in 2002 and 2001. The components of net periodic benefit cost (gain) for this plan are as follows:

                                                        YEAR ENDED December 31
                                                       2002       2001       2000
Service cost                                         $   .3     $   .4     $   .7
Interest cost                                           1.3        1.3        1.7
Amortization of unrecognized gain                      (1.0)       (.9)       (.3)
Curtailment gain                                         -          -        (4.1)
                                                     $   .6     $   .8     $ (2.0)

The health care cost trend rate was assumed to be 12.0% for 2002, decreasing gradually to 5.5% for the years 2009 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

                                                              1% INCREASE               1% DECREASE
Effect on total of service and interest cost components           $.2                       $(.2)
Effect on postretirement benefit obligation                       2.5                       (2.2)

Curtailments

On February 29, 2000, we froze all benefits in each of our U.S. defined benefit pension plans. We also offered a voluntary early retirement package and certain other benefits to eligible employees. These benefits are expected to be paid from the respective defined benefit pension plans. In addition, we no longer provide medical and dental benefits under our U.S. retiree health care plan to certain employees retiring after March 1, 2000. The net impact of these plan changes was not material to the consolidated financial statements.

Defined Contribution Plans

We have defined contribution plans covering substantially all permanent U.S. employees. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee's salary. In addition, profit sharing contributions are made if a targeted earnings level is reached in the U.S. The total expense was $3.4, $2.9 and $3.2 for 2002, 2001 and 2000, respectively. As of December 31, 2002, less than 3% of the plans' assets were invested in our common stock.

09.    Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss), net of tax, are as follows:

                                                              December 31
                                                    2002        2001        2000
Foreign currency translation                     $  (99.5)   $ (174.8)   $ (139.4)
Unrealized loss on investments                       (3.5)       (2.8)       (5.7)
Unrealized loss on derivatives                      (12.3)       (5.7)         -
Minimum pension liability adjustment                 (8.4)       (7.5)         -
                                                 $ (123.7)   $ (190.8)   $ (145.1)

10.      Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following as of December 31, 2002:

YEAR
2003                                                                                        $110.8
2004                                                                                          87.4
2005                                                                                          67.2
2006                                                                                          46.9
2007                                                                                          31.5
Thereafter                                                                                    65.9
Total minimum lease payments                                                                $409.7

Rental expense for all operating leases was $148.3, $136.6 and $118.0 for the years ended December 31, 2002, 2001 and 2000, respectively.

11.    Interest and Other Expense

Interest and other expense consists of the following:

                                                        YEAR ENDED December 31
                                                    2002        2001        2000
Interest expense                                  $  42.4     $  39.1     $  35.0
Interest income                                      (9.0)      (10.3)       (7.3)
Foreign exchange (gains) losses                      (1.8)         .2         2.3
Loss on sale of accounts receivable                    .4         5.3         9.8
Miscellaneous, net                                   14.8         5.4         6.0
Interest and other expense                        $  46.8     $  39.7     $  45.8

In the fourth quarter of 2002, we recorded a charge of $5.1 related to a writedown of equity security investments where the decline in market value was determined to be other-than-temporary, as defined by SFAS No. 115, "Accounting for Certain Debt and Equity Securities." During 2001, miscellaneous expenses included a gain on the sale of a minority-owned subsidiary offset by a writedown of an investment.

12.      Acquisitions of Businesses

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for such transactions was $33.5, $295.9 and $172.4 in 2002, 2001 and 2000, respectively, the majority of which was recorded as goodwill. In addition, we acquired ownership interests in certain U.S. franchises in exchange for approximately 592,000 shares of our common stock, which had an aggregate market value of $21.9 at the dates of acquisition.

In July 2001, we acquired Jefferson Wells International, Inc. ("Jefferson Wells"), a professional services provider of internal audit, accounting, technology and tax services, for total consideration of approximately $174.0, including assumed debt. The acquisition of Jefferson Wells was originally financed through our existing credit facilities. Jefferson Wells operates a network of offices throughout the United States and Canada. Approximately $153.4 was recorded as goodwill. No other significant intangible assets were recorded.

In January 2000, we acquired Elan Group Ltd. ("Elan"), a European specialty IT staffing company with significant operations in the U.K. and 15 other countries throughout the world. The total consideration paid for Elan was approximately $146.2, of which $30.0 was paid in 2001. This transaction was accounted for as a purchase, and the excess of the purchase price over the fair value of net assets acquired was recorded as goodwill ($126.2 as of December 31, 2002).

13.      Derivative Financial Instruments

Foreign Currency Exchange Rate Risk Management

In certain circumstances, we enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows with foreign subsidiaries. All such contracts entered into during 2002 were designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended. No such contracts existed as of December 31, 2002.

Our Five-year Facility borrowings of Euro 100.0 ($105.0) and Yen 8,150 ($68.7), and the Euro 200.0 ($210.1) in unsecured notes, have been designated and are effective as economic hedges of our net investment in our foreign subsidiaries with the related functional currencies. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated other comprehensive income (loss).

During September 2002, we entered into derivative financial instruments to swap our Euro 150.0 ($159.2) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR, yielding an initial effective interest rate of 4.39%. These instruments expire in March 2005. Gains and losses arising from foreign exchange fluctuations throughout the contract term on the derivative instruments are recorded in the consolidated statements of operations, offsetting the foreign exchange gain or loss recorded on the notes.

Interest Rate Risk Management

Our exposure to market risk for changes in interest rates relates primarily to our Long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements.

As previously mentioned, we entered into derivative instruments to swap our Euro 150.0 ($159.2) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR, yielding an initial effective interest rate of 4.39%. We designate these interest rate swaps as a fair value hedge, offsetting changes in the fair value of the notes due to fluctuations in interest rates. Changes in the fair value hedge and the fair value of the notes throughout the contract term will be reflected in the consolidated statements of operations. During 2002, these instruments had an immaterial impact on Interest expense. Any ineffectiveness on the swaps is recorded in the consolidated statements of operations and was immaterial for 2002.

We have two Yen denominated interest rate swap agreements. One has a notional value of Yen 4,000.0 ($33.7) to fix the interest rate at .9% and expires in June 2003, and one has a notional value of Yen 4,150.0 ($35.0) to fix the interest rate at .8% and expires in 2006. In addition, we have various interest rate swap agreements to fix our interest costs on a portion of our Euro denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of Euro 100.0 ($105.0) which fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended, as of December 31, 2002. For the years ended December 31, 2002 and 2001, these instruments had an immaterial impact on Interest expense.

We also had an interest rate swap agreement that expired in January 2001. This agreement fixed the interest rate at 6.0% on $50.0 of our U.S. Dollar-based borrowings and it had an immaterial impact on Interest expense in 2001.

14.      Contingencies

Litigation

We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our results of operations, financial position or cash flows.

Guarantees

During November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," which clarifies the required disclosures in interim and annual financial statements about obligations under certain guarantees. It also clarifies the recognition, at the date of inception of a guarantee, of a liability for the fair value of the obligation. The initial recognition and measurement provisions of this Interpretation are effective for guarantees issued or modified after December 31, 2002. We adopted the disclosure requirements as of December 31, 2002. Due to the nature of our current arrangements and our historical experience, we do not believe the initial recognition provisions of this Interpretation will have a material impact on our consolidated financial statements.

We have entered into certain guarantee contracts and stand-by letters of credit that total $111.1 ($39.4 for guarantees and $71.7 for stand-by letters of credit). The guarantees primarily relate to government requirements for operating a temporary service company in certain countries, operating leases, bank accounts and indebtedness. The stand-by letters of credit relate to workers' compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash.

15.      Segment Data

We are organized and managed primarily on a geographic basis. Each country primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France) and Other Operations.

EMEA represents a combination of operations historically included in segments referred to as United Kingdom and Other Europe. This combination aligns with how we now manage our foreign operations. In addition, central costs for EMEA which historically have been included in corporate expense are now included in the determination of Operating unit profit. For comparison purposes, historical amounts have been restated to be consistent with the current presentation.

Each segment derives a significant majority of its revenues from the placement of temporary workers. The remaining revenues are derived from other human resource services, including temporary and permanent employee testing, selection, training and development; internal audit, accounting, technology and tax services; and organizational-performance consulting. Segment revenues represent sales to external customers primarily within a single segment. Due to the nature of our business, we do not have export or intersegment sales. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenue within a segment, geographic region or for us as a whole. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating unit profit, which is equal to segment revenues less direct costs and branch and national headquarter operating costs. This profit measure does not include nonrecurring items, goodwill amortization, interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

                                                                                  YEAR ENDED December 31
                                                                       2002                2001               2000
Revenues from Services(a)
United States (b)                                                  $   1,911.4         $   2,003.4         $   2,413.5
France                                                                 3,848.2             3,766.4             3,939.2
EMEA                                                                   3,434.9             3,428.7             3,349.4
Other Operations (c)                                                   1,416.4             1,285.3             1,140.7
                                                                   $  10,610.9         $  10,483.8         $  10,842.8
Operating Unit Profit
United States                                                      $      29.2         $      29.5         $      84.6
France                                                                   143.6               135.7               130.6
EMEA                                                                      83.0               106.0               122.1
Other Operations                                                           6.6                 8.9                13.2
                                                                         262.4               280.1               350.5
Corporate expenses                                                        27.5                25.5                26.2
Amortization of goodwill and other intangible assets                        .1                17.0                13.3
Interest and other expense                                                46.8                39.7                45.8
Earnings before income taxes                                       $     188.0         $     197.9         $     265.2

Depreciation and Amortization Expense
United States                                                      $      10.9         $      14.4         $      16.0
France                                                                    15.4                13.6                11.8
EMEA                                                                      26.9                26.7                23.5
Other Operations                                                          11.0                 9.3                 6.5
                                                                   $      64.2         $      64.0         $      57.8
Earnings from Investments in Licensees
United States                                                      $       (.2)        $       (.1)        $       (.1)
EMEA                                                                       3.5                 1.5                 2.0
Other Operations                                                           (.4)                (.6)                (.5)
                                                                   $       2.9         $        .8         $       1.4

a) Supplemental geographic information is as follows:

                      2002        2001        2000
United States       $2,063.9    $2,003.4    $2,413.5
United Kingdom       1,287.4     1,489.3     1,453.1
Total Foreign        8,547.0     8,480.4     8,429.3

Note: The amount reported above for France is also on a geographic basis.

b) U.S. revenues above represent revenues from our Company-owned branches only. U.S. Systemwide sales information is provided on page 72.

c) This segment, formerly Other Countries, has been renamed Other Operations to more properly reflect the composition of the segment. There was no change to the historical composition of the segment.

                                                               As of and for the Year Ended December 31
                                                            2002                   2001                  2000
Total Assets
United States                                           $    731.2             $    644.5             $    384.8
France                                                     1,218.7                1,017.5                1,204.6
EMEA                                                       1,153.5                1,044.5                1,112.9
Other Operations                                             480.7                  423.6                  255.1
Corporate(a)                                                 117.6                  108.5                   84.2
                                                        $  3,701.7             $  3,238.6             $  3,041.6
Investments in Licensees
United States                                           $     14.7             $       .4             $       .6
EMEA                                                          39.9                   38.2                   38.5
Other Operations                                               5.9                    6.1                    2.7
                                                        $     60.5             $     44.7             $     41.8
Long-Lived Assets(b)
United States                                           $     57.0             $     48.4             $     40.1
France                                                        72.3                   63.8                   57.6
EMEA                                                          73.0                   77.2                   88.4
Other Operations                                              28.6                   31.1                   17.6
Corporate                                                       .6                     .6                    1.3
                                                        $    231.5             $    221.1             $    205.0
Additions to Long-Lived Assets
United States                                           $     23.4             $     25.9             $     15.0
France                                                        13.3                   24.2                   22.2
EMEA                                                          17.0                   27.7                   31.9
Other Operations                                               7.3                   10.9                   15.0
Corporate                                                       .5                     .2                     .7
                                                        $     61.5             $     88.9             $     84.8

a) Corporate assets include assets that are not used in the operations of any segment.

b) Supplemental geographic information is as follows:

                     2002        2001        2000
United States       $62.7       $49.0       $41.4
United Kingdom       30.8        33.2        30.7
Total Foreign       168.8       172.1       163.6

Note: The amount reported above for France is also on a geographic basis.

Quarterly Data (unaudited)
in millions, except per share data

                                         FIRST        SECOND       THIRD         FOURTH
                                        QUARTER      QUARTER      QUARTER       QUARTER      TOTAL

Year Ended December 31, 2002

Revenues from services                 $ 2,284.0    $ 2,602.9    $ 2,885.9     $ 2,838.1     $10,610.9
Gross profit                               414.8        467.6        512.3         515.7       1,910.4
Net earnings                                 6.9         25.7         40.5          40.1         113.2

Net earnings per share                 $     .09        $ .34    $     .53     $     .52     $    1.48
Net earnings per share - diluted       $     .09        $ .33    $     .52     $     .52     $    1.46

Dividends per share                    $     -      $     .10    $     -       $     .10     $     .20

Market price:
  High                                 $   40.06    $   42.97    $   38.64     $   38.00
  Low                                      32.85        36.00        28.14         25.00


Year Ended December 31, 2001

Revenues from services                 $ 2,651.9    $ 2,620.1    $ 2,675.4     $ 2,536.4     $10,483.8
Gross profit                               483.9        489.1        504.6         478.9       1,956.5
Net earnings                                26.8         34.6         37.1          26.0         124.5

Net earnings per share                 $     .35    $     .46    $     .49     $     .34     $    1.64
Net earnings per share - diluted       $     .35    $     .45    $     .48     $     .34     $    1.62

Dividends per share                    $     -      $     .10    $     -       $     .10     $     .20

Market price:
  High                                 $   37.56    $   35.77    $   32.71     $   34.68
  Low                                      27.95        27.57        24.35         25.00

Financial Measures

Constant Currency and Organic Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this Annual Report. A reconciliation to the percent variances calculated based on our financial results are provided below.
(See Constant Currency on page 30 for further information.)

                                                                                                Impact of     Organic
                                                                                 Variance in   Acquisitions   Constant
                                                    Reported       Impact of       Constant    (in constant   Currency
                                                    Variance       Currency        Currency     Currency)     Variance
Year Ended December 31, 2002

Revenues from services
France                                                 2.2%           6.0%          (3.8)%
EMEA                                                    .2            5.1           (4.9)
Other Operations                                      10.2           (4.7)          14.9           7.6%         7.3%
Manpower Inc.                                          1.2            3.2           (2.0)          1.6         (3.6)

Gross profit - Manpower Inc.                          (2.4)           3.2           (5.6)          2.4         (8.0)

Operating unit profit
France                                                 5.8            7.4           (1.6)
EMEA                                                 (21.6)           6.2          (27.8)
Other Operations                                     (27.1)           6.6          (33.7)

Operating profit - Manpower Inc.                      (1.2)           7.3           (8.5)

Net earnings per share - diluted                      (9.9)          10.5          (20.4)


Year Ended December 31, 2001

Revenues from services - Manpower Inc.                (3.3)%         (3.7)%           .4%          1.7%        (1.3)%

Gross profit - Manpower Inc.                            .5           (4.0)           4.5           3.0          1.5

Net earnings per share - diluted                     (27.0)          (4.5)         (22.5)


United States Systemwide Sales Reconciliation

Systemwide information represents revenue from our branch offices plus the sales activity of locations operating under a franchise agreement with us. We consider Systemwide information to be important because it is a measure of the total market share of all entities operating under the Manpower brand in the United States. Systemwide sales in the United States is calculated as follows:

                                                            YEAR ENDED December 31
In millions                                           2002           2001          2000
Revenues from services                             $  1,911.4     $  2,003.4    $  2,413.5
Less: Franchise fees                                     21.7           24.1          32.5
Add: Franchise sales                                  1,015.8        1,135.5       1,433.9
Systemwide sales                                   $  2,905.5     $  3,114.8    $  3,814.9

Selected Financial Data
in millions, except per share data

                                                             AS OF AND FOR THE YEAR ENDED December 31
                                                2002             2001             2000             1999            1998
Operations Data

Revenues from services                      $   10,610.9     $   10,483.8     $   10,842.8     $   9,770.1     $   8,814.3
Gross profit                                     1,910.4          1,956.5          1,946.7         1,704.9         1,503.0
Write-down of capitalized software                    -                -                -               -            (92.1)
Operating profit (a)                               234.8            237.6            311.0           230.6           130.4
Net earnings (a)                                   113.2            124.5            171.2           150.0            75.7

Per Share Data

Net earnings (a)                            $       1.48    $        1.64    $        2.26    $       1.94    $        .94
Net earnings  -  diluted(a)                         1.46             1.62             2.22            1.91             .93
Dividends                                            .20              .20              .20             .20             .19


Balance Sheet Data

Total assets                                $    3,701.7     $    3,238.6     $    3,041.6     $   2,718.7     $   2,391.7
Long-term debt                                     799.0            811.1            491.6           357.5           154.6


The notes to consolidated financial statements should be read in conjunction with the above summary.

a) On January 1, 2002, we adopted SFAS No. 142, "Goodwill and Other Intangible Assets," which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life. (See notes 1 and 5 to the consolidated financial statements for further information.)

Corporate Information

International Headquarters
P.O. Box 2053
5301 N. Ironwood Rd.
Milwaukee, WI 53201 USA
+1.414.961.1000
www.manpower.com


Transfer Agent and Registrar

Mellon Investor Services, L.L.C.
P.O. Box 3315
South Hackensack, NJ 07606 USA
Www.melloninvestor.com


Stock Exchange Listing

NYSE Symbol: MAN


Investor Relations Website

The most current corporate and investor information can be found on the Manpower Inc. corporate website at www.manpower.com. Interested individuals may also choose to receive Manpower press releases and other information via e-mail by subscribing to our E-mail
Alert service at www.investor.manpower.com.

Governance

Information on Manpower's corporate governance structure and policies can be found online at Www.manpower.com in the section titled, "About
Manpower."


Form 10-K

A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2002 is available without charge and can be requested online at www.investor.manpower.com or by writing to:

Michael J. Van Handel
Manpower Inc.
P.O. Box 2053
5301 N. Ironwood Rd.
Milwaukee, WI 53201 USA


Annual Meeting of Shareholders

April 29, 2003 at 9:00 a.m.
Marcus Center for the Performing Arts
929 N. Water St.
Milwaukee, WI 53202 USA


Shareholders

As of February 18, 2003, Manpower Inc. common stock was held by 7,474 record holders.

Directors

Jeffrey A. Joerres
Chairman, CEO and President
Manpower Inc.

J. Thomas Bouchard 1,2*
Retired Senior Vice President, Human Resources
IBM

Willie D. Davis 1,3
President
All Pro Broadcasting Inc.

Terry A. Hueneke
Retired Executive Vice President
Manpower Inc.

Rozanne L. Ridgway 2
Former U.S. Assistant Secretary of State for Europe and Canada

Dennis Stevenson
Chairman
HBOS plc and Pearson plc

John R. Walter 2,3*
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

Edward J. Zore 1*,3
President and CEO
Northwestern Mutual

Board Committees
1        Audit Committee
2        Executive Compensation Committee
3        Nominating and Governance Committee
*        Denotes Committee Chair

Management

Jeffrey A. Joerres
Chairman, CEO and President

Michael J. Van Handel
Executive Vice President and Chief Financial Officer

Barbara J. Beck
Executive Vice President
United States and Canadian Operations

Jean-Pierre Lemonnier
Executive Vice President
France and Region

Yoav Michaely
Executive Vice President
Europe, Middle East and Africa (excluding France)

David Arkless
Senior Vice President
Corporate Affairs

Richard B. Davidson
Senior Vice President
Global Chief Information Officer

Iain Herbertson
Senior Vice President
Asia Pacific

Tammy Johns
Senior Vice President
Global Sales

Robert W. Lincoln, Jr.
Senior Vice President
Global Human Resources

Dominique Turcq
Senior Vice President
Strategic Planning

Michael Lynch
Vice President
International Support and General Counsel

Principal Operating Units and Worldwide Offices

Manpower Inc. provides a full range of staffing solutions to more than 400,000 customers per year through its 3,900 offices in 63 countries (see below for list). [MANPOWER LOGO]

Brook Street Bureau is a fully-owned subsidiary of Manpower Inc. in the United Kingdom. Its core business is the supply of temporary, permanent and contract staff to office, secretarial and light industrial positions. [BROOK STREET BUREAU PLC LOGO]

Elan Group Ltd., a fully-owned subsidiary of Manpower Inc., is headquartered in London and is a leading provider of IT staffing solutions in 16 countries across Europe and Asia Pacific: Australia, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Italy, the Netherlands, New Zealand, Norway, Spain, Sweden, Switzerland and the United Kingdom. [ELAN LOGO]

The Empower Group, also headquartered in London, is an independent operating division of Manpower Inc. that provides organizational-performance consulting services to multi-national corporations worldwide. The Empower Group has operations in 12 countries: Australia, China (PRC), Hong Kong, Malaysia, New Zealand, Norway, Singapore, Sweden, Switzerland, Taiwan, the United Kingdom and the United States.
[THE EMPOWER GROUP LOGO]

Jefferson Wells International, Inc., a fully-owned subsidiary of Manpower Inc., is a rapidly growing professional services provider of internal audit, accounting, technology and tax services in the United States and Canada. [JEFFERESON WELLS INTERNATIONAL LOGO]

[GLOBAL MAP]

Manpower Operations - Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China (PRC), Colombia

Costa Rica, Czech Republic, Denmark, Ecuador, El Salvador, Finland, France, Germany, Greece, Guadeloupe, Guatemala

Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Malaysia, Martinique, Mexico

Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines

Poland, Portugal, Puerto Rico, Reunion, Russia, Singapore , South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand

Tunisia, Turkey, United Kingdom, United States, Uruguay, Venezuela


Design:  SamataMason

Photography:  Greg Miller / Victor John Penner / Stephen Wilkes

Printing:  Blanchette Press

[INSIDE BACK COVER]
[BLANK]


[BACK COVER]

MANPOWER

International Headquarters
P.O. Box 2053
5301 N. Ironwood Rd.
Milwaukee, WI  53201  USA
+1.414.961.1000
www.manpower.com


AR-106 (03/03)(C)2003 Manpower Inc.