Form 10-K, Exhibit 13
period 2003-12-31
MANPOWER INC /WI/
filed 2004-02-24
CIK 871763

EXHIBIT 13

2003 ANNUAL REPORT TO

SHAREHOLDERS

[GRAPHIC]

MANPOWER

[GRAPHIC]

MANPOWER INC.
2003 ANNUAL REPORT

[GRAPHIC]

[GRAPHIC]

At any one of our 4,300 local offices, each day brings a new story. Whether it’s providing hundreds of temporary workers to a large global corporation, helping a small business owner find one permanent employee, enabling a group of individuals to transition their careers after job loss, or providing employment opportunities to people who cannot find them elsewhere, Manpower is there.

EVERYDAY. EVERYWHERE.

[GRAPHIC]

NEED:

CREATE AN INTERNAL AUDIT FUNCTION FOR A LARGE GLOBAL COMPANY WITH OFFICES IN 27 COUNTRIES

ACTION:

CREATED AN INTERNAL AUDIT FUNCTION, INCLUDING IT SYSTEMS, WHICH ENTAILED CONDUCTING AUDITS IN 70 CITIES THROUGHOUT THE WORLD

RESULT:

CUSTOMER HAS ENHANCED ITS OPERATING EFFICIENCY BY IMPROVING INTERNAL CONTROLS AND DEVELOPING EFFECTIVE RISK MANAGEMENT PROCESSES

Through our professional services subsidiary, Jefferson Wells International, Manpower delivers added value to our customers’ businesses. Our services offered through Jefferson Wells range from internal audits and accounting projects, to technology audits and tax services.

Early in 2003, Hitachi Data Systems, a wholly owned subsidiary of Hitachi, Ltd. (NYSE: HIT) that sells industry-leading data storage solutions, including systems, software, and services, selected Jefferson Wells to help them implement a new, global internal audit function.

Jefferson Wells began the project by assembling a core team of expert internal auditors that would be based in the U.S., but would travel to Hitachi Data Systems’ international offices to conduct local site audits. This strategy allowed Hitachi Data Systems to shorten the learning curve of the auditors, achieve a high level of consistency, and share best practices between local offices around the world. To help overcome any language obstacles, Jefferson Wells partnered with our local Manpower offices to hire language translators.

Today, as a result of Jefferson Wells’ audit findings and recommendations, our customer is successfully implementing a proven internal audit methodology that has improved their internal controls and developed effective risk management processes. In fact, our customer was so pleased with the results of this project that Jefferson Wells has expanded its relationship to another subsidiary of Hitachi.

CUSTOMER: HITACHI DATA SYSTEMS

[GRAPHIC]

[GRAPHIC]

SANTA CLARA,

CALIFORNIA, USA

SERVICES PROVIDED THROUGH OUR PROFESSIONAL SERVICES SUBSIDIARY, JEFFERSON WELLS INTERNATIONAL, HELP OUR CUSTOMERS TO IMPROVE OPERATING EFFICIENCY BY CREATING BETTER INTERNAL CONTROLS.

[GRAPHIC]

RHÔNES-ALPES, AUVERGNE AND

BURGUNDY REGIONS OF FRANCE

RAPID RESPONSE TO A CUSTOMER’S FLUCTUATING WORKFORCE REQUIREMENTS IS A KEY COMPONENT IN HELPING THEM TO COMPETE EFFECTIVELY IN AN EVER-CHANGING ECONOMY WHERE FLEXIBILITY IS EVERYTHING.

NEED:

SKILLED IT TECHNICIANS TO COMPLETE A TECHNOLOGY IMPLEMENTATION WITHIN EIGHT WEEKS

ACTION:

RECRUITED AND MOBILIZED A TEAM OF MANPOWER IT WORKERS FROM SEVEN DIFFERENT CITIES IN THE REGION WHERE THE WORK WOULD TAKE PLACE

RESULT:

IN JUST 72 HOURS, PROVIDED THE CUSTOMER WITH 65 TEMPORARY IT TECHNICIANS AND MANAGERS. THE PROJECT WAS COMPLETED SUCCESSFULLY

Rapid response to the fluctuating workforce requirements of our customers is a key component in helping them to compete effectively in an ever-changing economy where flexibility is everything. Developing fast, effective work-force management solutions to meet our customers’ demands is what Manpower does best.

When Neyrial Informatique contacted us to help staff a large IT implementation for one of their customers – a major French financial institution – rapid response was critical to their success. Neyrial had signed a contract that included implementing 8,500 client workstations and over 500 Windows® 2000 servers in the Rhônes-Alpes, Auvergne and Burgundy regions of France. The work had to be completed in just eight weeks.

Because Neyrial is a technology company that performs software and hardware implementations, it is critical that they complete projects as quickly and seamlessly as possible so that interruptions to their customers’ business operations are minimal.

In just 72 hours, we were able to provide Neyrial with 65 temporary IT technicians in seven different cities to help get the job done. At some of the work sites, the staff – including technical managers – was comprised entirely of Manpower personnel. The project was completed successfully, on time and without any complications. In fact, Neyrial’s regional director, Christophe Golling, later told us that they could not have successfully completed the project without us!

CUSTOMER: NEYRIAL INFORMATIQUE

[GRAPHIC]

NEED:

HELP MEET THE RESEARCH STAFFING DEMANDS OF AN INTERNET FIRM THAT PROVIDES INFORMATION AND SELLS SUPPLIES AND SERVICES FOR OUTDOOR RECREATION

ACTION:

PROVIDED TEMPORARY WORKERS TO CONDUCT INTERNET RESEARCH FOR WEB SITE CONTENT

RESULT:

A HAPPY CUSTOMER THAT INCREASED UTILIZATION OF TEMPORARY WORKERS FROM TWO, TO AS MANY AS 30 DURING PEAK WORKLOADS, AND HIRED SEVERAL OF THEM AS PERMANENT EMPLOYEES

Where are the best hunting spots in the Rocky Mountains? How many species of game fish inhabit the Gulf of Mexico? What is the weather like in Vancouver? These are the types of questions Manpower employees researched for DiscovertheOutdoors.com of Overland Park, Kansas, an Internet firm that provides visitors with information on all aspects of the great outdoors and sells supplies and services for outdoor recreational activities, such as camping, fishing, and hunting.

DiscovertheOutdoors.com President Tony Adams – a former NFL football player and current host of an outdoors television program – approached Manpower to ask if we could supply workers who would be qualified to conduct Internet research as he developed content for his Web site. Initially, we supplied him with two people. Within a few months, the assignment had grown to include up to 30 researchers, depending on our customer’s business demands.

Manpower’s industry-leading skills assessment tools have been essential to our ability to identify qualified candidates for these unique Web research positions. Adams was so pleased with the quality and productivity of the people Manpower provided that several have been hired as permanent employees. He even created a Manpower Employee of the Month program to show his appreciation for their contributions to his business.

CUSTOMER: DISCOVERTHEOUTDOORS.COM

[GRAPHIC]

[GRAPHIC]

OUR INDUSTRY-LEADING SKILLS ASSESSMENT TOOLS ARE ESSENTIAL IN IDENTIFYING QUALIFIED CANDIDATES WHO WILL PRODUCE RESULTS FOR OUR CUSTOMERS, EVEN IN UNUSUAL ASSIGNMENTS SUCH AS RESEARCHERS FOR A WEB SITE.

OVERLAND PARK,

KANSAS, USA

[GRAPHIC]

LONDON,

UNITED KINGDOM

MANPOWER AND ITS SPECIALTY BRANDS, SUCH AS ELAN, DEVELOP AND IMPLEMENT MANAGED SERVICE SOLUTIONS THAT ENABLE OUR CUSTOMERS TO RECRUIT PERSONNEL EFFICIENTLY AND ACHIEVE SIGNIFICANT COSTS SAVINGS.

NEED:

DEVELOP AN EFFICIENT RECRUITMENT SOLUTION TO FIND HIGHLY SKILLED WORKERS INCLUDING: SYSTEMS AND SOFTWARE ENGINEERS, TECHNICAL DRAFTING PERSONNEL, ACCOUNTANTS, PROJECT MANAGERS AND PROCUREMENT SPECIALISTS

ACHIEVE SIGNIFICANT COST SAVINGS ON AN ONGOING BASIS

ACTION:

CREATED STANDARDIZED AND CENTRALIZED PROCESSES WHILE ASSUMING RESPONSIBILITY FOR THE CUSTOMER’S ENTIRE RECRUITMENT FUNCTION IN THE UK

RESULT:

REMOVED APPROXIMATELY £1.5 MILLION IN FIXED COSTS ASSOCIATED WITH OUR CUSTOMER’S IN-HOUSE RECRUITING FUNCTION

CREATED A STANDARDIZED PROCESS ACROSS 39 COMPANIES

RECRUITED AND MANAGED MORE THAN 600 IT AND OTHER HIGHLY SKILLED TEMPORARY AND CONTRACT WORKERS DURING 2003

Through our Elan Group, one of the world’s leading IT and technical recruitment specialists, Manpower has the capability to recruit both niche and generalist IT and technical personnel. We also provide customized Managed Service Solutions, which enable our customers to recruit personnel efficiently and achieve ongoing cost savings.

We have implemented such a solution in the UK with Thales, a global technology company that provides sophisticated electronics to companies in the aerospace, defense and IT industries. Thales selected Elan and Manpower to help them remove the fixed costs of their in-house recruitment function and roll out a standardized process across all 39 of their UK companies.

Our customized solution allows Thales to leverage their full buying power in the market, as well as improve control of their temporary workforce by increasing the information readily available. Our Web-based systems and processes record information on each contractor to enable fast and accurate decisions to be made by the central recruitment management team regarding on-contract extensions and re-hires.

The result? In 2003, we recruited and selected over 600 people to work at Thales. Outsourcing with Elan and Manpower has provided them with highly skilled workers and saved them approximately £1.5 million in labor/management costs. Going forward, this new recruiting model is expected to save £3 million annually. In addition, hiring managers at Thales now spend less time on the administrative burdens associated with recruitment and management of temporary workers and are able to focus more of their time on core business activities.

CUSTOMER: THALES

[GRAPHIC]

NEED:

HELP A CUSTOMER FIND EXPERIENCED MULTI-LINGUAL EMPLOYEES TO STAFF A 24 X 7 CONTACT CENTER IN SINGAPORE SUPPORTING 13 COUNTRIES

ACTION:

RECRUITED OVER 50 EXPERIENCED PEOPLE FROM AUSTRALIA, CHINA (PRC), HONG KONG, JAPAN, KOREA, NEW ZEALAND, TAIWAN AND THAILAND, AND MANAGED RELOCATIONS TO SINGAPORE

RESULT:

MET THE CUSTOMER’S STAFFING REQUIREMENTS ON TIME; REDUCED THE ATTRITION RATE TO HALF THAT OF THE INDUSTRY AVERAGE; AND INCREASED OVERALL PERFORMANCE

In Singapore, multi-lingual contact center employees are in high demand with only a limited supply of people available with the appropriate skills. This skills shortage, coupled with high attrition in a growing market, were just some of the obstacles Manpower was able to overcome when Modus Media International (MMI) asked us to find more than 50 experienced, multilingual people to staff their contact center in Singapore.

MMI was awarded an outsourcing project by a global IT company to provide first-tier helpdesk support to 13 countries in Asia Pacific. The contact center for the project was to be based in Singapore, providing coverage 24 hours per day, seven days a week. However, it was obvious that there were not enough qualified workers available in Singapore alone. Through collaboration among Manpower’s Asia Pacific network, we were able to locate and recruit the necessary workers to meet the customer’s demands.

In addition, our project team was appointed to manage MMI’s HR function from the initial recruitment and selection phase through to Employment Pass applications, cultural familiarization, deployment, and monitoring of day-to-day issues. This included activities such as induction and training, payroll management, benefits and compensation, performance management, and career development.

Today, thanks to our incentive programs, MMI’s contact center staff is happy, productive and motivated. In fact, the projected total annual attrition rate is 15% (5% for non-Singaporean staff) compared to the industry-wide average of more than 30%.

CUSTOMER: MODUS MEDIA INTERNATIONAL

[GRAPHIC]

[GRAPHIC]

SINGAPORE

WE HAVE A PROVEN TRACK RECORD OF LOCATING AND RECRUITING WORKERS IN MARKETS WITH SKILLS SHORTAGES SO THAT OUR CUSTOMERS CAN CONTINUE TO MEET THE DEMANDS OF THEIR BUSINESSES.

[GRAPHIC]

MANPOWER INC.

4,300 OFFICES IN 67

COUNTRIES & TERRITORIES

JEFFREY JOERRES

CHAIRMAN, CEO & PRESIDENT

LETTER TO SHAREHOLDERS

Dear Shareholders,

At this time last year, my letter to you addressed the uncertain economic winds that might affect our business. We found 2003 wanting to be the recovery year, yet it never materialized. Regardless, we moved forward briskly as an organization to expand the scope of the services we offer and improve our organizational efficiency.

Revenue for 2003 was $12.2 billion, an increase of 14.8%, with assistance from currency. On a constant currency basis, our revenue increased 2. 2%. The most important accomplishment for the year from a financial perspective was our ability to maintain our gross margin percentage in the face of an industry trend that was going in the opposite direction. We were able to accomplish this by consistently demonstrating our local market expertise to customers, whether they are in France, Japan, Germany, the U.S. or any of the very different local markets in which we operate. In addition, we continued to strengthen our balance sheet. We were able to reduce our debt-to-capitalization ratio and improve our interest coverage ratio. We continued to have strong cash flows from operations of $223.4 million.

Throughout 2003 we strengthened our business in many ways, continuing to focus on our vision and our strategies, ensuring that our priorities are in line with the services our customers are looking for, and the returns our shareholders expect from us. We made great strides forward in efficiency gains through our e-commerce solutions that continue to lead the industry, and will become even stronger as we implement our third generation e-commerce tools through a new relationship with PeopleSoft, announced in November.

“THE MOST IMPORTANT ACCOMPLISHMENT FOR THE YEAR FROM A FINANCIAL PERSPECTIVE WAS OUR ABILITY TO MAINTAIN OUR GROSS MARGIN PERCENTAGE IN THE FACE OF AN INDUSTRY TREND THAT WAS GOING IN THE OPPOSITE DIRECTION.”

[GRAPHIC]

013	MANPOWER INC.
2003 ANNUAL REPORT

LETTER TO SHAREHOLDERS

In 2003, we completed the U.S. installation of our new back office system for the entire branch network, greatly enhancing our efficiency and improving our invoicing flexibility. We also enhanced the efficiency of our intake system in our branch offices, primarily in Europe, through the use of candidate self-administration of skill assessment tools, and we are rapidly deploying the same system across the world.

On the professional services front, our Jefferson Wells International subsidiary has been very effective in expanding its client base through their Sarbanes–Oxley compliance work for customers, as well as in their general service areas of accounting, audit and risk assessment. Several Fortune 100 companies selected Jefferson Wells for their Sarbanes–Oxley compliance work in 2003, and we are now looking at expanding our relationships with these organizations, positioning Jefferson Wells with a very good springboard for growth in 2004.

Our efforts to continually strengthen our business have allowed us to develop much stronger relationships with a vast array of clients throughout the world, from large global customers to small and medium size businesses in the communities where we live and work each day. In short, we are much better positioned than ever before. We have reduced our transaction cost, improved our network footprint with the addition of strategic office locations, balanced our business mix with the acquisition of Right Management Consultants, and strengthened our higher profit margin businesses throughout the world. With each new level of progress that we achieve, we are gaining additional momentum and synergy in the execution of our business strategies.

“WE HAVE REDUCED OUR TRANSACTION COST, IMPROVED OUR NETWORK FOOTPRINT WITH THE ADDITION OF STRATEGIC OFFICE LOCATIONS, BALANCED OUR BUSINESS MIX WITH THE ACQUISITION OF RIGHT MANAGEMENT CONSULTANTS, AND STRENGTHENED OUR HIGHER PROFIT MARGIN BUSINESSES THROUGHOUT THE WORLD.”

[GRAPHIC]

MANPOWER INC.	014
2003 ANNUAL REPORT

LETTER TO SHAREHOLDERS

This constant, disciplined focus on strengthening and improving our business is an imperative, not an option. Every day the marketplace continues to grow more difficult, with pricing challenges in today’s competitive environment, shifts in labor trends creating new skill shortages for the near-term labor market, and the growing job migration to lower-cost labor environments as an ever-present threat to several national economies. Although we recognize the difficult marketplace, challenges such as these are not new to us. In fact, in many ways, these difficulties are to our advantage as we are well positioned in so many different areas to help our customers navigate their workforces through the turbulent times in the employment and business cycles.

Our leading position in the marketplace throughout the entire world is based on a simple principle: local passion and global efficiency. As you can see from this year’s annual report, Manpower is engaged on several levels to add value to our customers, from the most local of companies, to some of the largest and most renowned global organizations. Maintaining a strategic balance between our local labor market knowledge and our global service capabilities and efficiency opportunities will continue to be an important competitive differentiator as we go forward. Locally, we must remain attuned to the marketplace, as different marketplaces change at different rates and in different cycles. The flexibility that is built into our business model is absolutely essential for us to stay locally meaningful.

015	MANPOWER INC.
2003 ANNUAL REPORT

LETTER TO SHAREHOLDERS

We believe our unique global/local balance is mandatory in order for us to lead the industry in innovation. Innovation cannot occur as effectively as we need it to happen in today’s labor market unless we are close enough to the local market to recognize changes and develop strategies to adjust accordingly. Our local strategy entails a close connection to the community to understand the needs of our local customers and the various economic and legislative issues that affect them. It enables us to attract and retain the best people in the community and to ensure that Manpower is recognized as a great place to work. Our strong community involvement also enables us to give something back through our expertise in workforce development to help unemployed and disabled people improve their skills and find jobs in which they can succeed. The Manpower brand must, and does, live locally.

The Manpower brand must also transcend borders. The promise of integrity in our business practices, the highest standards in our service delivery, and quality employment opportunities permeate all 4,300 offices, regardless of their location or business segment.

The advantages of being a global corporation must provide returns to you, the shareholders, and it does. At the global level, our innovation comes from the ability to see change occurring across many borders simultaneously, anticipate the next stage of evolution and optimize our service offerings accordingly. The global level is also where we identify the greatest opportunities for efficiency gains.

“OUR LOCAL STRATEGY ENTAILS A CLOSE CONNECTION OF THE COMMUNITY TO UNDERSTAND THE NEEDS OF OUR LOCAL CUSTOMERS AND THE VARIOUS ECONOMIC AND LEGISLATIVE ISSUES THAT AFFECT THEM.”

[GRAPHIC]

MANPOWER INC.	016
2003 ANNUAL REPORT

LETTER TO SHAREHOLDERS

For example, we develop technology that can be replicated across many geographies to create competitive advantages at the local level where we compete with thousands of companies that do not have the resources to develop their own tools. At the same time, this development at the global level reduces our cost infrastructure across the network. This approach has worked very effectively with our advances in front and back office systems in particular.

Conversely, much of our innovation occurs through the use of our national operations as R&D incubators for new service offerings and cutting-edge business tools. As one of our markets sees an opportunity or has an innovative idea, our entrepreneurial culture empowers them to develop and try it. Our knowledge sharing systems enable other markets to understand their innovation and watch its progress. The most successful ideas and innovations are evaluated at the regional and global level to determine if they can be replicated for other markets, or perhaps throughout our global network Much of our progress over the past few years in building our higher margin permanent placement and professional staffing services is attributed to the strength of our local R&D incubators.

We can only execute our global/local strategy by having the best team of employees throughout the world – a team that is passionate and involved in their local markets, and in step with global initiatives. That is how Manpower is built. That is why we are confident about the future.

No year is easy to predict, and 2004 will be no exception. As I write this letter, the economy looks more promising but, as we all witnessed in 2003, this is no guarantee that a labor recovery is imminent. Regardless of how the

“AT THE GLOBAL LEVEL, OUR INNOVATION COMES FROM THE ABILITY TO SEE CHANGE OCCURRING ACROSS MANY BORDERS SIMULTANEOUSLY, ANTICIPATE THE NEXT STAGE OF EVOLUTION AND OPTIMIZE OUR SERVICE OFFERINGS ACCORDINGLY.”

[GRAPHIC]

017	MANPOWER INC.
2003 ANNUAL REPORT

LETTER TO SHAREHOLDERS

economy shifts and turns, 2004 will be another year of progress for Manpower. We will continue to shape the face of Manpower, and what the Manpower brand represents to our customers, prospective customers, employees and the public at large.

The temporary staffing part of our business is, and will remain, the timbers on which our business is built. The growth in the temporary staffing industry shows that there is a tremendous opportunity for us in all geographies. Over the last several years, we have added services, including permanent placement, IT and other speciality staffing, and professional services. We’ve now added Right Management Consultants, the premier career transitioning and organizational consulting firm in the world, which is almost double the size of its nearest competitors.

As we look to 2004 we will be setting new standards in the industry as to what is required in order to serve customers throughout the entire employment life cycle. We are raising the bar on what is required to be able to work with companies – large, medium, or small – in fulfilling their needs from recruitment of permanent, contract and temporary employees, to assessing their skills, providing comprehensive training and career transitioning services. With the acquisition of Right, which will be absorbing our Empower Group subsidiary, we have also more than doubled the size of our organizational consulting group, making it the largest of its kind in the world. This service offering alone will differentiate us from our competitors in the added value

“AS WE LOOK TO 2004 WE WILL BE SETTING NEW STANDARDS IN THE INDUSTRY AS TO WHAT IS REQUIRED IN ORDER TO SERVE CUSTOMERS THROUGHOUT THE ENTIRE EMPLOYMENT LIFE CYCLE.”

[GRAPHIC]

MANPOWER INC.	018
2003 ANNUAL REPORT

LETTER TO SHAREHOLDERS

we can provide to customers as they call on us for assistance in designing their workforce to match their business needs. All these factors lead to a bright future for Manpower and its group of companies to affect the market and raise the bar within the industry, which is exactly what we are going to do.

The most rewarding part of my position is working with an exceptional team of people – the best in the industry – which becomes stronger, deeper and better every year. We have persevered through some extremely difficult periods together, and at no time was there hesitation or wavering when it came to our customers and our values, and for that I would like to thank the entire team worldwide for their efforts in 2003.

I would also like to thank the Board of Directors for the support they have given to the organization, and welcome our new directors, Stephanie Burns, President and CEO of Dow Corning, and Jack Greenberg, retired Chairman and CEO of McDonald’s.

Finally, I would like to thank all of our shareholders for their confidence and trust in Manpower as a long-term, sustainable investment.

/s/ JEFFREY A. JOERRES

JEFFREY A. JOERRES CHAIRMAN, CEO & PRESIDENT FEBRUARY 9, 2004

019	MANPOWER INC.
2003 ANNUAL REPORT

CORPORATE SOCIAL RESPONSIBILITY

Manpower has been the industry leader in our commitment to corporate social responsibility, and in the unparalleled results that we have generated through this commitment. With our primary focus on finding ways to help the unemployed in our communities to gain new skills and find sustainable employment opportunities, Manpower has helped thousands of disadvantaged people to find jobs over the past five decades.

Opportunities for People with Disabilities

In 2003, we placed a special emphasis on eliminating barriers to employment for people with disabilities. This commitment included becoming an official sponsor of the “2003 European Year of People with Disabilities” to raise awareness among employers of the issues facing disabled people in European society. Throughout Manpower’s global network, our employees looked within their own communities and found ways to make a difference. Many initiatives around the world included providing educational courses through our online Global Learning Center at no cost, and setting up on-the-job apprenticeships where people with disabilities can learn in a real work environment.

A key component in many initiatives was developing partnerships with government agencies, customers and non-government organizations that share our commitment to helping individuals with disabilities to engage in the workforce. One example is a partnership with Hewlett-Packard Japan, Ltd. on a program called SEED Center, which provides job training and paid work experiences for people with disabilities, increasing their likelihood of securing a good job. Manpower provides software-based support for the program through our SkillWare® training program, free of charge, and places program graduates in positions in our own offices, or in other suitable customer locations.

In the United States, Manpower works extensively with community rehabilitation providers throughout the country to actively recruit and employ people with disabilities and has created a model that other employers now replicate. This model includes in-depth disability awareness and accommodation training for staff, as well as the use of assistive technology to enhance job accessibility for people with disabilities. In October, the U.S. Department of Labor honored Manpower with the prestigious New Freedom Initiative Award, which recognizes exemplary

“In October, the U.S. Department of Labor honored Manpower with the prestigious New Freedom Initiative Award, which recognizes exemplary and innovative public-private partnership efforts that enable Americans with disabilities to learn and develop skills, engage in productive work, make choices about their daily lives, and participate fully in their communities.”

[GRAPHIC]

MANPOWER INC.	020
2003 ANNUAL REPORT

and innovative public-private partnership efforts that enable Americans with disabilities to learn and develop skills, engage in productive work, make choices about their daily lives, and participate fully in their communities. Manpower also received the Employer of the Year Award from the Association of Persons in Supported Employment (APSE).

Manpower Mexico made great strides in their innovative program called Caminemos Juntos (Let’s walk together), which brings job opportunities to the disabled and elderly. In partnership with Mexico’s Secretary of Labor, non-government organizations, a variety of companies and educational institutions, Manpower recruits and trains people with disabilities to provide them with the skills they need to participate in the workforce, and places them in jobs at our partner companies where they can continue developing their skills. This program has seen widespread success in Mexico, now including over 40 customer companies and 15 labor organizations. Through the end of 2003, nearly 150 individuals have found sustainable long-term employment through Caminemos Juntos. On September 30, 2003, this program received the 2003 Best Practices in Corporate Social Responsibility Award from the Mexican Center of Philanthropy.

In Uruguay, the unemployment rate stands at a staggering 20%. People with disabilities are the most underemployed group, but, unfortunately, they remain the group that receives the least help from government employment policies. Manpower Uruguay recently launched an initiative in partnership with the National Bureau of People with Disabilities and the “Integra” program for people with visual impairments to focus on helping the disabled population into the labor market. Although the program is still in its early stages, several candidates have already been successfully placed in temporary positions.

These are just a few of the many programs that exemplified Manpower’s focus on helping people with disabilities to engage in the workforce in 2003. Other programs continue to grow in Argentina, Spain, Hong Kong, Belgium, Colombia, and Australia, and our employees are developing new programs and partnerships to benefit the disabled in many other countries around the world every day.

“Through the end of 2003, nearly 150 individuals have found sustainable long-term employment through Caminemos Juntos. On September 30, 2003, this program received the 2003 Best Practices in Corporate Social Responsibility Award from the Mexican Center of Philanthropy.”

[GRAPHIC]

021	MANPOWER INC.
2003 ANNUAL REPORT

CORPORATE SOCIAL RESPONSIBILITY

Continued focus on jobs for the long-term unemployed

In addition to our focused effort to help people with disabilities in 2003, Manpower’s industry leading workforce development programs continued to help thousands of unemployed people around the world to move into the workforce.

Our Working Links program in the UK continues to epitomize what a workforce development program should be. Founded in April 2000 as a unique public/private sector joint venture, Working Links has helped more than 38,000 people from all walks of life move from welfare to sustainable employment. In 2003 alone, more than 14,000 people were given the opportunity to develop useful skills and put them to work for companies that needed them.

In the United States and Canada, Manpower’s workforce development program, TechReach, made great strides in 2003. The program is designed to prepare unemployed and underemployed individuals for well-paying careers in information technology positions. It includes intensive training, certification, job placement and mentoring in an effort to provide businesses with a new source of skilled technical employees. Today, TechReach is active in 45 locations throughout the United States and Canada. Since the program was created, more than 1,000 people have graduated from the program and over 350 have found jobs in our partner organizations.

In May of 2003, Manpower entered a groundbreaking partnership with the U.S. Department of Labor’s Employment and Training Administration to develop joint employment and training strategies. Through this partnership, Manpower provides assistance to government-sponsored One-Stop Career Centers, providing training, education, and employment services to the unemployed. This partnership has already shown great promise in helping to connect people with new skills and sustainable jobs.

Manpower Canada, in an innovative partnership with several social service agencies and a corporate partner, has created an apprenticeship program that grooms participants – the majority who are on social assistance – to become call center customer support representatives. This program provides 10 weeks of customer service and computer

“Working Links has helped more than 38,000 people from all walks of life move from welfare to sustainable employment in the U.K. In 2003 alone, more than 14,000 people were given the opportunity to develop useful skills and put them to work for companies that needed them.”

“Today, TechReach is active in 45 locations throughout the United States and Canada. Since the program was created, more than 1,000 people have graduated from the program and over 350 have found jobs in our partner organizations.”

[GRAPHIC]

MANPOWER INC.	022
2003 ANNUAL REPORT

training, as well as several weeks of education about the company’s products, services and corporate policies. At the end of the program, graduates get experience handling live calls in a call center. Over the past two years, more than 190 disadvantaged people have participated in the program.

Early in 2003, France’s national employment agency, ANPE, asked Manpower to help them find a better way to match jobseeker’s skills with the positions available from French employers in the services sector. To do this, we developed specialized professional skills and aptitude tests to evaluate ANPE’s candidates who are seeking employment in areas such as office/administrative, accounting and finance, information technology, sales and other service jobs. In 2003, Manpower tested more than 500 French job seekers, which allowed them to be matched with jobs best suited for their skills. This latest program is just another step in our longtime partnership with ANPE, and recognition of the reliability of our skills assessment tools and our expertise in bringing people and work together.

Many other workforce development programs are operated by Manpower offices worldwide every day, including some which target their efforts toward helping unemployed youth in Hong Kong, Austria and Argentina; as well as several programs intended to help older workers in countries like Australia and Switzerland. Many of these programs include thousands of hours of free training that Manpower donates each year, particularly through our online Global Learning Center.

At Manpower, being a responsible employer extends beyond our own workforce, reaching deeply into each of the communities where we live and work every day. Our employees thrive on their ability to change a life by giving someone the opportunity to work and support their family. When we can lift someone up and help them to engage in a path to sustainable employment, it makes all the difference in the world. We consider this the Manpower difference.

“In 2003, Manpower tested more than 500 French job seekers, which allowed them to be matched with jobs best suited for their skills.”

[GRAPHIC]

023	MANPOWER INC.
2003 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

REVENUE FROM SERVICES (A)

IN MILLIONS ($)

[CHART]

[DATA]

1999	2000	2001	2002	2003
9,770.1	10,842.8	10,483.8	10,610.9	12,184.5

OPERATING PROFIT

IN MILLIONS ($)

[CHART]

[DATA]

1999	2000	2001	2002	2003
230.6	311.0	237.6	234.8	257.9

SYSTEMWIDE (B) OFFICES

[CHART]

[DATA]

1999	2000	2001	2002	2003
3,396	3,685	3,920	3,932	4,041

(A)	Revenues from services include fees received from our franchise operations of $37.7 million, $37.4 million, $28.1 million, $25.8 million, and $26.5 million for 1999, 2000, 2001, 2002 and 2003, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,779.0 million, $1,639.5 million, $1,323.4 million, $1,179.8 million and $1,214.4 million for 1999, 2000, 2001, 2002 and 2003, respectively.

In the United States, where a majority of our franchises operate, Revenues from services include fees received from the related franchise operations of $32.9 million, $32.5 million, $24.1 million, $21.7 million, and $21.9 million for 1999, 2000, 2001, 2002 and 2003, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,541.1 million, $1,433.9 million, $1,135.5 million, $1,015.8 million and $1,026.2 million for 1999, 2000, 2001, 2002 and 2003, respectively.

(B)	Systemwide offices represents our branch offices plus the offices operating under a franchise agreement with us.

FINANCIAL CONTENTS

026	MANAGEMENT’S DISCUSSION AND ANALYSIS

044	REPORT OF INDEPENDENT AUDITORS

045	REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

046	CONSOLIDATED STATEMENTS OF OPERATIONS

047	CONSOLIDATED BALANCE SHEETS

048	CONSOLIDATED STATEMENTS OF CASH FLOWS

049	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

050	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

073	QUARTERLY DATA (UNAUDITED)

074	FINANCIAL MEASURES

075	SELECTED FINANCIAL DATA

076	CORPORATE INFORMATION

078	PRINCIPAL OPERATING UNITS AND WORLDWIDE OFFICES

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

BUSINESS OVERVIEW

REVENUE FROM SERVICES

IN MILLIONS ($)

[CHART]

[DATA]

UNITED STATES - 1,945.8
FRANCE - 4,638.8
EMEA - 3,920.2 OTHER OPERATIONS - 1,679.7

OPERATING UNIT PROFIT

IN MILLIONS ($)

[CHART]

[DATA]

UNITED STATES - 33.7
FRANCE - 184.0
EMEA - 51.7 OTHER OPERATIONS - 27.9

Manpower Inc. is a world leader in the employment services industry, offering customers a continuum of services to meet their needs throughout the employment and business cycle. Our worldwide network of over 4,000 offices in 66 countries enables us to meet the needs of our customers in all industry segments. We specialize in permanent, temporary and contract recruitment; employee assessment; training; internal audit, accounting, technology and tax services; and organizational consulting services. Our focus is on raising productivity through improved quality, efficiency and cost reduction, enabling customers to concentrate on their core business activities.

The staffing industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among customers and in the industry itself.

We manage these trends by leveraging established strengths, including one of the staffing industry’s best-recognized brands; geographic diversification; size and service scope; an innovative product mix; and a strong customer base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our customers need and high-value workforce management solutions.

Customer demand for our employment services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our services. Correspondingly, during periods of weak economic growth or economic contraction, the demand for our services typically declines.

During the last several years, secular trends toward greater workforce flexibility have had a favorable impact on demand for our services in several markets. As companies attempt to increase the variability of their cost base, temporary staffing helps them to effectively address the fluctuating demand for their products or services.

Due to the dependence of the staffing industry growth on economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue growth trends. Based upon these anticipated trends, we determine whether additional personnel and office investments are necessary to take full advantage of growth opportunities.

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

MANPOWER INC.	026
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

We generate revenues from sales of services by our own branch operations and from fees earned on sales of services by our franchise operations. The majority of our revenues are generated by our staffing business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as the temporary employees are placed, we record revenue based on the hours worked. Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month.

On January 22, 2004, we completed our exchange offer to acquire Right Management Consultants, Inc. (“Right”), the world’s largest career transition and organizational consulting services firm, operating through over 300 offices in 35 countries. The acquisition of Right will expand the range of services that we offer to customers as a strategic partner throughout every stage of the employment cycle.

CONSTANT CURRENCY

Changes in our revenues and operating profits include the impact of changes in foreign currency exchange rates and acquisitions. We provide “constant currency” and “organic constant currency” calculations in this annual report to remove the impact of these items. We typically express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term “constant currency,” it means that we have translated financial data for a period into U.S. Dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. Earnings from our subsidiaries are not generally repatriated to the United States, and we typically do not incur significant gains or losses on foreign currency transactions with our subsidiaries. Therefore, changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow or economic condition.

When we use the term “organic constant currency,” it means that we have further removed the impact of acquisitions in the current period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on page 74.

RESULTS OF OPERATIONS – YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

Consolidated Results – 2003 compared to 2002

Revenues from services increased 14.8% to $12.2 billion. Revenues were favorably impacted during the year by changes in foreign currency exchange rates due to the weakening of the U.S. Dollar relative to the currencies in most of our non-U.S. markets. In constant currency, revenues increased 2.2%. Revenue growth in 2003 attributable to acquisitions was approximately $21.3 million or .2% of revenue. On an organic constant currency basis, revenues increased by 2.0%.

Gross profit increased 11.9% to $2.1 billion during 2003. The gross profit margin declined 50 basis points (.5%) to 17.5% in 2003 from 18.0% in 2002. This decrease was attributable to higher payroll taxes and social costs, increased pricing pressures throughout the world, changes in the service mix of business (from higher margin service lines to lower margin service lines) and changes in the geographical mix of business (as revenue growth in countries with lower gross profit margins, such as France, was higher than in some countries with higher gross profit margins). Gross profit growth from acquisitions was approximately $2.5 million and had an insignificant impact on gross profit margin.

027	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Selling and administrative expenses increased 12.1% during 2003. This increase is primarily due to the changes in exchange rates, as these expenses increased only .6% on a constant currency basis. As a percent of revenues, Selling and administrative expenses were 15.4% in 2003 compared to 15.8% in 2002. This improvement is a result of continued productivity improvements and careful expense management in conjunction with growing revenues.

Operating profit increased 9.9% during 2003, however on a constant currency basis, Operating profit declined 6. 6%. The operating profit margin was 2.1% compared to 2.2% for 2002. The operating profit level primarily reflects the improved leveraging of the business offset by the gross profit margin declines. Acquisitions made during 2003 decreased Operating profit by approximately $.2 million during 2003. On an organic constant currency basis, Operating profit decreased 6.6%.

Interest and other expenses is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating expenses. In total, Interest and other expenses decreased $11.0 million from 2002 to 2003. Net interest expense was $33.4 million in 2003 and 2002. Average borrowing levels were lower throughout 2003 compared to 2002, however the impact of this was offset by our Euro-denominated interest expense which was translated at higher rates in 2003. Foreign exchange gains and losses primarily result from the translation of intercompany transfers between foreign subsidiaries and the United States and we experienced gains of $1.3 million and $1.8 million in 2003 and 2002, respectively.

Miscellaneous expenses, net, was $3.7 million in 2003 compared to $15.2 million in 2002. In the fourth quarter of 2002, we recorded a charge of $5.1 million ($2.9 million net of tax, or $.04 per share) related to a writedown of equity security investments where the decline in market value was determined to be other-than-temporary, as defined by Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Debt and Equity Securities.”

We provided for income taxes at a rate of 38.0% in 2003. This rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of higher foreign income tax rates and valuation reserves recorded against foreign net operating losses. This rate is lower than the 2002 effective tax rate of 39.8% due to an increase in the foreign tax credits used to offset the U.S. taxes on foreign earnings, offset somewhat by a shift in the mix of taxable income toward countries with relatively higher tax rates. For 2004, we expect our effective tax rate will decrease to approximately 36% as a result of certain tax planning initiatives that began in late 2003.

Net earnings per share, on a diluted basis, increased 19.2% to $1.74 in 2003 compared to $1.46 in 2002. The 2003 Net earnings per share, on a diluted basis, was positively impacted by the higher foreign currency exchange rates during the year. In constant currency, 2003 diluted Net earnings per share would have been $1. 45, a decrease of .7% from 2002. On an undiluted basis, Net earnings per share was $1.77 in 2003 compared to $1.48 in 2002.

Consolidated Results – 2002 Compared to 2001

Revenues from services increased 1.2%. Revenues were favorably impacted during the year by changes in foreign currency exchange rates, as the U.S. Dollar weakened relative to many of the functional currencies of our foreign subsidiaries. In constant currency, revenues decreased 2. 0%. Revenue growth in 2002 attributable to acquisitions was approximately $163 million or 1.6% of revenues. On an organic constant currency basis, revenues decreased 3.6%.

Gross profit decreased 2.4% during 2002 to $1.9 billion. The gross profit margin declined 70 basis points (.7%) to 18.0% in 2002 from 18.7% in 2001. The lower margin is due primarily to changes in the service mix of business (from higher margin service lines to lower margin service lines), changes in the geographic mix of business (as revenue growth in countries with lower gross profit margins was higher than in some countries

MANPOWER INC.	028
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

with higher gross profit margins), pricing pressures and a decrease in our permanent placement business, caused by the economic slowdown. Gross profit growth from acquisitions was approximately $47 million or .2% of revenues. Excluding acquisitions, Gross profit decreased 4.8%. On an organic constant currency basis, Gross profit decreased 8.0%.

Selling and administrative expenses decreased 2.5% during 2002. This decrease was unfavorably impacted by changes in exchange rates during 2002. On a constant currency basis, expenses decreased 5.2%. As a percent of revenues, Selling and administrative expenses were 15.8% in 2002 compared to 16.4% in 2001 (16.2% in 2001 excluding goodwill amortization). This decrease is due primarily to a continuation of cost control efforts throughout all of our markets in response to the lower revenue levels since late 2001.

Operating profit declined 1.2% during 2002, and on a constant currency basis, Operating profit declined 8.5%. The operating profit margin was 2.2% in 2002 compared to 2.3% for 2001 (2.4% excluding goodwill amortization). This decrease in operating profit margin resulted as our cost control efforts did not fully compensate for the Gross profit declines. Acquisitions made during 2002 increased Operating profit by approximately $1 million during 2002. On an organic constant currency basis, Operating profit decreased 9.0%.

Interest and other expenses is comprised of interest, foreign exchange gains and losses, the loss on sale of accounts receivable, and other miscellaneous non-operating expenses. In total, Interest and other expenses increased $7.1 million from 2001 to 2002. Net interest expense was $33.4 million in 2002 compared to $28.8 million in 2001, as average borrowing levels were higher throughout 2002 compared to 2001 and our Euro-denominated interest expense was translated at higher rates in 2002. Foreign exchange gains and losses primarily result from the translation of intercompany transfers between foreign subsidiaries and the United States and we experienced a gain of $1.8 million in 2002 compared to a loss of $.2 million in 2001. The loss on the sale of accounts receivable decreased in 2002 from 2001 as there were only minimal amounts advanced under the Receivables Facility during 2002. (See note 5 to the consolidated financial statements for further information.)

Miscellaneous expenses, net, increased $9.4 million in 2002 from 2001. In the fourth quarter of 2002, we recorded a charge of $5.1 million ($2.9 million net of tax, or $.04 per share) related to a writedown of equity security investments where the decline in market value was determined to be other-than-temporary, as defined by SFAS No. 115, “Accounting for Certain Debt and Equity Securities.” During 2001, miscellaneous expenses included a gain on the sale of a minority-owned subsidiary offset by a writedown of an investment.

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

029	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Segment Results

U.S. REVENUES

IN MILLIONS ($)

[CHART]

[DATA

2001	2002	2003
2,003.4	1,911.4	1,945.8
-17.0%	-4.6%	+1.8%

U.S. OPERATING UNIT PROFIT

IN MILLIONS ($)

[CHART]

[DATA]

2001	2002	2003
29.5	29.2	33.7
-65.2%	-.8%	+15.2%

U.S. – The United States operation is comprised of 690 Company-owned branch offices and 352 franchise offices. Revenues in the United States consist of sales of our Company-owned branch offices and fees from our franchise operations. Revenues for the year were $1.9 billion, an increase of 1.8% and include franchise fees of $21.9 million. Franchise fees are primarily based on revenues generated by the franchise network, which were $1.0 billion (unaudited) in 2003.

Revenues in the United States began the year above prior year levels, but gradually weakened during the first half of 2003, eventually falling below the prior year level. Revenue trends bottomed in July at 4.9% below July of 2002. Since July our monthly year-over-year revenue growth has gradually improved, resulting in fourth quarter growth of .6%. This growth has primarily been fueled by increasing demand for industrial and light industrial skills, which is typical of the early stages of an economic recovery. Demand for office skills was weak throughout the year reflected by revenues falling short of prior year levels.

The gross profit margin declined during the year, primarily as a result of employment-related cost increases such as state unemployment taxes. Due to the competitive market environment, it was difficult to recover these cost increases in the form of higher bill rates. As we enter 2004, we are expecting further increases in state unemployment taxes and increases in workers’ compensation costs. In the event that we are unsuccessful in fully recovering these cost increases through higher bill rates, we may experience a further decline in our gross profit margin in 2004.

Selling and administrative expenses declined 4.0% from the prior year, reflecting cost reductions and improved productivity with the implementation of new back office processes and systems. We anticipate that we will be able to achieve higher utilization levels and greater productivity in the future as revenue levels improve throughout our network of branch offices.

Operating unit profit was $33.7 million for 2003, up 15.2%. The operating unit profit margin improved to 1.7% from 1.5% in 2002, as productivity gains more than offset the decline in gross profit margin.

During 2003, we acquired two franchises in the United States, which added approximately $21 million of revenue and had a negligible impact on Operating unit profit.

MANPOWER INC.	030
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

FRANCE REVENUES

IN MILLIONS ($)

[CHART]

[DATA]

2001	2002	2003
3,766.4	3,848.2	4,638.8
-4.4%	+2.2%	+20.5%

FRANCE OPERATING UNIT PROFIT

IN MILLIONS ($)

[CHART]

[DATA]

2001	2002	2003
135.7	143.6	184.0
+3.9%	+5.8%	+28.2%

France – Revenues in France were $4.6 billion (€4.1 billion), an increase of 20.5% over 2002. Revenues in Euros increased almost 1%. Revenue growth trends were stable throughout the year as customer demand for our services was generally in line with the prior year, allowing for the usual seasonal fluctuations.

The gross profit margin increased slightly during the year. This increase was primarily the result of a $16.1 million adjustment to our estimated liability related to social program remittances. (See Application of Critical Accounting Policies – Employment-Related Items on page 37 for further information.)

During the year we expanded our office network in France by adding 34 new offices. Costs associated with the new office openings were offset by productivity gains and, as a result, selling and administrative expenses were flat compared to the prior year.

Operating unit profit for the year was $184.0 million (€160.4 million), an increase of 28.2% over 2002. Operating unit profit in Euros increased 7.4%. Operating unit profit was favorably impacted by the adjustment for social program remittances discussed above.

EMEA REVENUES

IN MILLIONS ($)

[CHART]

[DATA]

2001	2002	2003
3,428.7	3,434.9	3,920.2
+2.4%	+.2%	+14.1%

EMEA OPERATING UNIT PROFIT

IN MILLIONS ($)

[CHART]

[DATA]

2001	2002	2003
106.0	83.0	51.7
-13.3%	-21.6%	-37.7%

EMEA – The EMEA region includes our operations in Europe, the Middle East and Africa (excluding France). The largest operations included in the segment are located in Germany, Italy, the Netherlands, Norway, Spain, Sweden and the United Kingdom. Also included in our EMEA operations is Elan, which is a leading IT and technical recruitment and staffing firm. Elan provides IT staffing solutions in 16 countries.

Revenues in EMEA were up 14.1% over 2002, to $3.9 billion, but were down .3% in constant currency. Revenue trends in constant currency improved in the second half of 2003, increasing by 1.3% over 2002 following a 2.1% decline in the first half. Revenue growth trends varied dramatically by country within the segment as customer demand for our services was significantly influenced by economic conditions and, in some cases, favorable secular changes in the usage of our services. Revenue growth in Germany was very strong, increasing 10.9% in Euros (32.5% in U.S. Dollars) for the full year and 16.0% in Euros (37.8% in U.S. Dollars) in the fourth quarter. Other significant countries realizing revenue growth included Italy, Spain and Belgium. Countries experiencing revenue declines included Norway, the Netherlands, Sweden and the United Kingdom as a result of weak customer demand in challenging economic environments.

031	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Revenue trends in our Elan operation improved throughout the year, increasing 5.4% over 2002 in the second half of the year after declining in the first half. This reflects gradually improving customer demand for IT staffing and recruitment after several years of weakness.

The gross profit margin for the EMEA segment declined compared to the prior year primarily as a result of competitive pricing pressure. Operations contributing to this decline included the Netherlands, Sweden and the U.K.

Selling and administrative expenses increased 12.3% during 2003, but were down 2.4% in constant currency. Included in selling and administrative expenses is a fourth quarter charge of $5.6 million related to the costs associated with a small number of office closures. Excluding this charge, selling and administrative expenses declined 3.0% in constant currency. Selling and administrative expenses also declined as a percentage of revenue reflecting increased productivity. Productivity gains more than offset the increased expenses associated with opening 98 new offices in the region.

Operating unit profit was $51.7 million in 2003, down 37.7% from 2002, and down 45.4% in constant currency. The operating unit profit margin declined to 1.3% in 2003 from 2.4% in 2002, due primarily to the declines in gross profit margin.

OTHER OPERATIONS REVENUES

IN MILLIONS ($)

[CHART]

[DATA]

2001	2002	2003
1,285.3	1,416.4	1,679.7
+12.7%	+10.2%	+18.6%

OTHER OPERATIONS

OPERATING UNIT PROFIT

IN MILLIONS ($)

[CHART]

[DATA]

2001	2002	2003
8.9	6.6	27.9
-31.8%	-27.1%	+324.1%

Other Operations – The Other Operations segment includes our Manpower operations in the Asia Pacific region, Canada, Mexico and South America. Also included in this segment are Jefferson Wells International, a professional service provider of internal audit, accounting, technology and tax services, and The Empower Group, a global provider of organizational performance consulting services.

Revenue growth in the Other Operations segment was strong during 2003, increasing 18.6% over 2002. In constant currency, revenues increased 12.4%. This growth was fueled by Manpower’s operations in Japan, Australia, Canada and Mexico.

The gross profit margin improved in this segment primarily as a result of enhanced pricing initiatives in the Asia Pacific region.

Selling and administrative expenses increased 14.6% in 2003 (8.6% in constant currency), reflecting the additional costs to support higher business volumes. Selling and administrative costs as a percentage of revenue declined, reflecting our ability to leverage our office network to support the higher revenue volumes.

Operating unit profit increased significantly in this segment, to $27.9 million in 2003 from $6.6 in 2002. The operating profit margin expanded to 1.7% from .5% as a result of the gross profit margin gains and productivity improvements discussed earlier. Contributing to the improved profitability were our operations in Japan, Canada, Mexico and Argentina.

MANPOWER INC.	032
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Revenue trends in our Jefferson Wells operation improved throughout the year, increasing 7.5% over 2002 in the fourth quarter after declining earlier in the year. This reflects the increased demand for services, primarily due to the new auditor independence rules and the internal control documentation requirements of Sarbanes-Oxley.

As we enter 2004, we continue to see expanding opportunity for our services in this segment. Beginning in March of 2004, the market in Japan will continue on its path of deregulation and allow us to provide industrial skilled workers. We believe this will provide us an excellent opportunity for further growth and allow us to leverage our global knowledge and experience that we have developed in other industrial markets across the world. This new market opportunity will be supported by a network of new offices specifically directed at this market.

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

During 2003, Cash provided by operating activities was $223.4 million, compared to $227.9 million for 2002 and $136.0 million for 2001. The strong results reflect the impact of our focus on working capital management over the past few years. The change in 2003 from 2002 is due primarily to the higher working capital needs due to the growth in our business offset by the higher earnings level in 2003. The change in 2002 from 2001 is due primarily to the change in amounts advanced under the Receivables Facility during 2001. Excluding that impact, Cash provided by operating activities declined from 2001 to 2002 due to the lower earnings levels and an increase in working capital needs, due to revenue increases in the fourth quarter of 2002.

Accounts receivable increased to $2,609.4 million as of December 31, 2003 from $2,214.2 million as December 31, 2002. This increase is primarily due to the increased foreign currency exchange rates from 2002 to 2003 for a majority of our foreign operations. At constant exchange rates, the 2003 accounts receivable balance would have been approximately $341 million less than reported. The remaining increase is a result of higher revenue levels during the last quarter of 2003 compared to 2002. Days sales outstanding (“DSO”) has remained relatively flat during 2003. However, this calculation is impacted by the effect of exchange rates on our mix of accounts receivable by country. Excluding that impact, we have reduced DSO by approximately one compared to 2002 and two days since 2001.

One of our wholly-owned U.S. subsidiaries has an agreement to transfer, on an ongoing basis, up to $200.0 million of an interest in its accounts receivable. Prior to November 2002, transfers of accounts receivable qualified as a sale and the related amount of accounts receivable was removed from our consolidated balance sheets. The terms of this agreement were amended during November 2002 in such a way to no longer qualify as a sale of accounts receivable. Accordingly, any advances under this agreement are reflected as debt on consolidated balance sheets. No amounts were advanced under this facility as of December 31, 2003 and 2002. (See note 5 to the consolidated financial statements for further information.)

Capital expenditures were $55.5 million, $58.5 million and $87.3 million during 2003, 2002 and 2001, respectively. These expenditures are primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $8.2 million, $17.7 million and $19.1 million in 2003, 2002 and 2001, respectively.

033	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for such transactions was $6.7 million, $33.5 million and $295.9 million in 2003, 2002 and 2001, respectively. Included in the 2001 amount is the acquisition of Jefferson Wells which was acquired in July 2001 for $174.0 million. In addition to this cash consideration, during 2003 and 2002, we acquired companies and ownership interests in certain U.S. franchises in exchange for approximately 13,000 and 592,000 shares, respectively, of our common stock, which had an aggregate market value of $.7 million and $21.9 million, respectively, at the dates of acquisition.

On January 22, 2004, we completed our exchange offer to acquire Right Management Consultants, Inc. (“Right”), the world’s largest career transition and organizational consulting services firm, operating through over 300 offices in 35 countries. The acquisition of Right will expand the range of services that we offer to customers as a strategic partner throughout every stage of the employment cycle. Throughout 2004, we will combine our Empower operations into Right, and this combined group will be a separate reportable segment in 2004.

As a result of the exchange offer, 91.7% of Right’s outstanding shares were each tendered and exchanged for .3874 shares of our common stock and cash for fractional shares. The remaining outstanding shares were converted into the right to acquire our common stock at the same exchange rate.

We have issued approximately 8,850,000 shares of our common stock in exchange for Right’s outstanding shares. We also assumed both of Right’s stock option plans, converting outstanding options to purchase shares of Right common stock into 1,961,000 options to purchase shares of our common stock.

The estimated purchase price for this transaction is $640.0 million, including the value of common stock to be issued, the estimated fair value of stock options, the Long-term debt repaid upon the change of control, the estimated merger-related costs and estimated severance and additional Supplemental Executive Retirement Plan (“SERP”) liability, net of deferred taxes.

The purchase price allocation has not yet been completed, since some of the merger-related costs have not yet been finalized, and we do not yet have final valuations of the stock options, the additional SERP liability, and the intangible assets acquired.

Net repayments of borrowings were $84.5 million for 2003 and $115.0 million for 2002, compared to net borrowings of $313.0 million for 2001. During 2003 and 2002, we used excess cash to pay down borrowings under various facilities when appropriate. Net borrowings in 2001 were used for acquisitions, investments in new and expanding markets, capital expenditures and repurchases of our common stock. Proceeds from long-term debt and Repayments of long-term debt include activity related to our commercial paper program.

The Board of Directors has authorized the repurchase of a total of 15 million shares of our common stock. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. As of December 31, 2003, 9,945,200 shares at a cost of $283.8 million have been repurchased. During March 2002, 900,000 shares at a cost of $30.7 million were repurchased to settle a forward repurchase agreement entered into in September 2000. There were no share repurchases in 2003.

During each of 2003, 2002 and 2001 the Board of Directors declared two cash dividends for a total of $.20 per share which were paid during the respective years to shareholders of record on certain dates. Our total dividend payments were $15.6 million, $15.3 million and $15.2 million in 2003, 2002 and 2001, respectively.

MANPOWER INC.	034
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

We have aggregate commitments of $1,335.7 million related to debt repayments, operating leases and certain other commitments as follows:

IN MILLIONS	2004	2005	2006	2007	2008	THEREAFTER
Long-term debt	$6.8	$192.6	$378.8	$.3	$—	$257.9
Short-term borrowings	5.3	—	—	—	—	—
Operating leases	135.9	105.9	79.1	50.3	32.5	67.2
Other	11.2	5.3	4.6	2.0	—	—

	$159.2	$303.8	$462.5	$52.6	$32.5	$325.1

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $135.4 million and $111.1 million as of December 31, 2003 and 2002, respectively ($68.7 million and $39.4 million for guarantees, respectively, and $66.7 million and $71.7 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, government requirements for operating a temporary service company in certain countries, operating leases and indebtedness. The increase in guarantees since December 31, 2002 relates to a subsidiary’s bank account. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above.

CAPITAL RESOURCES

TOTAL CAPITALIZATION

IN MILLIONS ($)

[CHART]

[DATA]

	1999	2000	2001	2002	2003
DEBT	489.0	557.5	834.8	821.8	841.7
EQUITY	650.6	740.4	814.3	999.9	1.310.3

Total capitalization as of December 31, 2003 was $2,152.0 million, comprised of $841.7 million in debt and $1,310.3 million in equity. Debt as a percentage of total capitalization was 39% as of December 31, 2003 compared to 45% as of December 31, 2002.

We have $435.4 million in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 (“Debentures”), with a carrying value of $257.6 million as of December 31, 2003. These Debentures were issued in August 2001 at a discount to yield an effective interest rate of 3% per year, and they rank equally with all of our existing and future senior unsecured indebtedness. Gross proceeds of $240.0 million were used to repay borrowings under our unsecured revolving credit agreement and advances under the Receivables Facility during 2001. There are no scheduled cash interest payments associated with the Debentures.

The Debentures are convertible into 6.1 million shares of our common stock if the closing price of our common stock on the New York Stock Exchange exceeds specified levels, or in certain other circumstances.

Holders of the Debentures may require us to repurchase these Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates of issuance. We may purchase these Debentures for cash, common stock, or a combination thereof. There were no Debentures “put” to us on the first anniversary date and the next “put” date is on the third anniversary date, August 17, 2004, which is also the first date we may “call” the Debentures. Our intent is to settle any future “put” in cash.

035	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

In the event of a significant change in the economic environment, we may choose to settle a future “put” with common stock, which would have a dilutive effect on existing shareholders. These Debentures have been classified as long-term debt on our consolidated balance sheet as of December 31, 2003, due to our intent and ability to refinance them on a long-term basis.

We have €150.0 million in unsecured notes due March 2005, at 6. 25%, and €200.0 million in unsecured notes due July 2006, at 5.63%. (See Significant Matters Affecting Results of Operations and notes 7 and 13 to the consolidated financial statements for further information.)

We have revolving credit agreements with a syndicate of commercial banks. The agreements consist of a $450.0 million five-year revolving credit facility (the “Five-year Facility”) and a $200.0 million 364-day revolving credit facility (the “364-day Facility”). The Five-year Facility expires in November 2006. During October 2003, we renewed our 364-day Facility. The availability under this facility was voluntarily reduced from $285.0 million to $200.0 million and it now matures in October 2004. All other terms and conditions remain unchanged.

The revolving credit agreements allow for borrowings in various currencies and up to $100.0 million of the Five-year Facility may be used for the issuance of stand-by letters of credit. Outstanding letters of credit totaled $66.7 million and $71.7 million as of December 31, 2003 and 2002, respectively. Additional borrowings of $457.3 million were available to us under these agreements as of December 31, 2003. (See Significant Matters Affecting Results of Operations and note 7 to the consolidated financial statements for further information.)

The interest rate and facility fee on both agreements, and the issuance fee paid for the issuance of letters of credit on the Five-year Facility, vary based on our debt rating and borrowing level. Currently, on the Five-year Facility, the interest rate is LIBOR plus .9% and the facility and issuance fees are .2% and .9%, respectively. On the 364-day Facility, the interest rate is LIBOR plus .925% and the facility fee is .175%.

The agreements require, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreements, we had a Debt-to-EBITDA ratio of 2.75 to 1 and a fixed charge ratio of 2.38 to 1 as of December 31, 2003. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

There were no borrowings outstanding under our $125.0 million U.S. commercial paper program as of December 31, 2003. Commercial paper borrowings are backed by the Five-year Facility and have historically been classified as Long-term debt due to our intent and ability to refinance them on a long-term basis under this facility.

In addition to the above, we maintain separate bank facilities with foreign financial institutions to meet working capital needs of our foreign operations. As of December 31, 2003, such facilities totaled $230.2 million, of which $224.9 million was unused.

Our credit rating from Moody’s Corporation is Baa3 and our credit rating from Standard & Poors is BBB- with a negative outlook. Both of these credit ratings are investment grade.

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

MANPOWER INC.	036
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

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

Bad debt expense, which increases our allowance for doubtful accounts, is recorded as an operating expense in our consolidated statements of operations and was $16.7 million, $18.2 million and $23.8 million for 2003, 2002 and 2001, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $19.5 million, $18.4 million, and $18.2 million for 2003, 2002 and 2001, respectively.

Employment-Related Items

The employment of temporary workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers’ compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels.

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United States, France, the United Kingdom, Japan and other European countries. Annual expense relating to these plans is recorded as Selling and administrative expense, in accordance with the accounting rules generally accepted in the United States. These calculations include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. (See note 9 to the consolidated financial statements for further information.)

In the United States, we are self-insured in most states for workers’ compensation claims for our temporary workers. Based on historical payment experience and current employee demographics, we determine the proper reserve balance using an actuarial valuation. Our reserve for such claims as of December 31, 2003 was $103.0 million. The workers’ compensation expense is recorded as a component of Cost of services. A significant increase in claims or changes in laws may require us to record more expense related to workers’ compensation. On the other hand, significantly improved claim experience may result in a lower annual expense level.

In France, the government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particular for low-wage workers, through the reduction of payroll taxes (or social contribution). A portion of these payroll tax reductions is remitted to our customers in certain circumstances. We are required to make an estimate for the amount that will be remitted, which is recorded as a reduction of Revenue from services. We make this estimate based on our historical experience, including related trends. To the extent that our experience differs from our estimate, we will need to make adjustments to our reserve balance, which will impact the results of our French operation. In addition, future changes to laws governing these payroll tax reductions may require us to revise our estimates, which may significantly impact our consolidated financial statements. In the fourth quarter of 2003, we reduced our estimated liability related to these remittances by $16.1 million due to recent historical trends in the amounts remitted.

037	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

On a routine basis, governmental agencies in some of the countries in which we operate will audit our payroll tax calculations and compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits. We make an estimate of the additional remittances that may be required and record the estimate as a component of Cost of services. The estimate is based on the results of past audits, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported.

Income Taxes

We account for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss and tax credit carryforwards, and tax contingencies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have tax contingencies recorded related to items in various countries, including amounts related to items currently under audit. To the extent these items are settled in our favor, a portion of our recorded contingency will be reversed. To the extent items are settled for an amount greater than the amount we have recorded, an additional tax provision will be recorded.

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

Goodwill Impairment

In connection with SFAS No. 142, “Goodwill and Other Intangible Assets,” we are required to perform goodwill impairment reviews, at least annually, using a fair-value-based approach. The majority of our goodwill results from our acquisitions of Elan and Jefferson Wells.

As part of our impairment reviews, we estimate fair value primarily by using a discounted cash flow analysis and, for certain larger reporting units, we also consider market comparables. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple. The revenue growth rates and operating unit profit margins are based, in part, on our expectation of an improving economic environment.

MANPOWER INC.	038
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

We have completed our annual impairment review for 2003 and determined there to be no impairment of goodwill. We plan to perform our next annual impairment review during the third quarter of 2004.

We may be required to perform an impairment review prior to our scheduled annual review if certain events occur, including lower than forecasted earnings levels for various reporting units. In addition, changes to other assumptions could significantly impact our estimate of the fair value of our reporting units. Such a change may result in a goodwill impairment charge, which could have a significant impact on the reportable segments that include the related reporting units and our consolidated financial statements.

SIGNIFICANT MATTERS AFFECTING RESULTS OF OPERATIONS

Market Risks

We are exposed to the impact of foreign currency exchange rate fluctuations and interest rate changes.

Exchange Rates

Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our Euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the U.S. Dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

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

During 2003 and 2002, the U.S. Dollar weakened relative to many of the currencies of our major markets. In constant currency, 2003 revenues and operating profits were approximately 12.6% and 16.5% lower than reported, respectively. During 2001, the U.S. Dollar strengthened relative to many of the currencies of our major markets, resulting in translated revenues and profits that were lower than those calculated in constant currency. If the U.S. Dollar had weakened an additional 10% during 2003, revenues would have further increased by approximately 8% and operating profits would have increased by approximately 11%.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders’ equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders’ equity as a component of Accumulated other comprehensive income (loss). The U.S. Dollar weakened relative to many foreign currencies as of December 31, 2003 compared to December 31, 2002. Consequently, Shareholders’ equity increased by $146.8 million as a result of the change in Accumulated other comprehensive income (loss) during the year. If the U.S. Dollar had weakened an additional 10% during 2003, resulting translation adjustments recorded in Shareholders’ equity would have increased by approximately $90 million.

Although currency fluctuations impact our reported results and Shareholders’ equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, working capital loans made between the United States and our foreign subsidiaries, and

039	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

payments between our EMEA countries and our EMEA Headquarters for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreements or we may enter into a forward contract to hedge the transfer. Foreign exchange gains and losses recognized on any forward contracts are included in the consolidated statements of operations.

As of December 31, 2003, there was a €19.0 million ($23.5 million) forward contract and a Danish Krone 7.0 million ($1.2 million) forward contract outstanding related to cash flows to be received from our foreign subsidiaries in January 2004.

As of December 31, 2003, we had $569.0 million of long-term borrowings denominated in Euros (€450.0 million), $377.9 million of which has been designated as a hedge of our net investment in subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss). Shareholders’ equity decreased by $62.8 million due to changes in Accumulated other comprehensive income (loss) during the year due to the currency impact on these borrowings. As a result of certain derivative financial instruments that we entered into during September 2002, all translation gains and losses on the €150.0 million ($191.1 million as of December 31, 2003) unsecured notes due March 2005 are recorded in the consolidated statements of operations. These amounts are offset by changes in the fair value of the related derivative instruments.( See below and note 13 to the consolidated financial statements for further information.)

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2003, we had the following fixed- and variable-rate borrowings:

	FIXED		VARIABLE		TOTAL
	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	AMOUNT	WEIGHTED AVERAGE INTEREST RATE	AMOUNT	WEIGHTED AVERAGE INTEREST RATE
Excluding interest rate swap agreements	$710.4	4.9%	$131.3	3.4%	$841.7	4.7%
Including impact of swap agreements	645.3	4.6%	196.4	3.8%	841.7	4.4%

We have various interest rate swap agreements in order to fix our interest costs on a portion of our Euro denominated variable rate borrowings. The Euro interest rate swap agreements, with a notional value of €100.0 million ($126.0 million) fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010.

During September 2002, we entered into derivative financial instruments (“€150 million Swaps”) to swap our €150.0 million ($191.1 million) unsecured notes, at 6.25%, due March 2005, to floating U.S. LIBOR, yielding an initial effective interest rate of 4.39% (currently yielding 3.84%). These instruments expire in March 2005.

The impact of the €150.0 million Swaps and our interest rate swap agreements decreased interest expense by $1.1 million during 2003 and increased interest expense by $2.3 million in 2002.

A 38 basis point (.38%) move in interest rates on our variable rate borrowings (10% of the weighted-average variable interest rate, including the impact of the swap agreements) would have an immaterial impact on our Earnings before income taxes and cash flows in each of the next five years.

MANPOWER INC.	040
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate on December 31, 2003 for each of the respective currencies. The exchange rate computations assume a 10% appreciation or 10% depreciation of the respective currency to the U.S. Dollar.

The impact on current year earnings of the stated change in rates is as follows:

	MOVEMENTS IN EXCHANGE RATES				MOVEMENTS IN INTEREST RATES
MARKET SENSITIVE INSTRUMENT	10% DEPRECIATION		10% APPRECIATION		10% DECREASE	10% INCREASE
€200 million, 5.63% Notes due July 2006	$25.2	(1)	$(25.2	)(1)	—	—
€150 million, 6.25% Notes due March 2005	19.1		(19.1)		(.4)	.4
€150 million Swaps	(19.1)		19.1		.4	(.4)
Revolving credit agreement:
€100 million Euro Borrowings	12.6	(1)	(12.6	)(1)	.4	(.4)
€100 million Interest Rate Swaps	—		—		(.4)	.4
Forward Contracts:
€19.0 million to $23.5 million	2.4	(2)	(2.4	)(2)	—	—
Danish Krone 7.0 million to $1.2 million	.1	(2)	(.1	)(2)	—	—

	$40.3		$(40.3)		$—	$—

(1)	Exchange rate movements are recorded through Accumulated other comprehensive income (loss) as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a Euro functional currency.

(2)	The exchange rate impact on these contracts is offset by the impact on the related intercompany receivables.

The changes in fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the €150 million Swaps, is as follows:

MARKET SENSITIVE INSTRUMENT	10% DECREASE		10% INCREASE
Fixed Rate Debt:
Zero-coupon convertible debentures	$30.3	(1)	$(30.3	)(1)
€200 million, 5.63% Notes due July 2006	26.1	(1)	(26.1	)(1)
€150 million, 6.25% Notes due March 2005	19.5		(19.5)
Derivative Instruments:
€150 million Swaps	(18.7)		18.7
€100 million Interest Rate Swaps	(3.0)		3.0

(1)	This change in fair value is not recorded in the financial statements, however disclosure of the fair value is included in note 7 to the consolidated financial statements.

041	MANPOWER INC.
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

Impact of Economic Conditions

One of the principal attractions of using temporary staffing solutions is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been and remains sensitive to economic cycles. To help minimize the effects of these economic cycles, we offer customers a continuum of services to meet their needs throughout the employment and business cycle. We specialize in permanent, temporary and contract recruitment; employee assessment; training; internal audit, accounting, technology and tax services; and organizational consulting services. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our three largest markets, as were seen during much of the past three years, would have a material impact on our consolidated operating results.

Legal Regulations

The temporary employment services industry is closely regulated in all of the major markets in which we operate except the United States and Canada. Many countries impose licensing or registration requirements, substantive restrictions on temporary employment services, either on the temporary staffing company or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of temporary assignments, the type of work permitted for temporary workers or the occasions on which temporary workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which temporary employment services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which temporaries may be assigned; limit the duration of or otherwise impose restrictions on the nature of the temporary relationship (with us or the customer); or otherwise adversely affect the industry.

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

In 2002, the European Commission released proposed legislation, the Agency Workers Directive (“AWD”), aimed at improving the quality of temporary staffing work through a principle of non-discrimination between temporary staff and permanent employees. The AWD is no longer being discussed in the European Parliament, and it is not expected to be passed in its current form, if at all. Given the uncertainty surrounding the AWD, we cannot currently estimate the impact, if any, on the future results of our European operations or our consolidated financial statements.

Recently Issued Accounting Standards

During November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures in interim and annual financial statements about obligations under certain guarantees. It also requires the recognition, at the date of inception of a guarantee, of a liability for the fair value of the obligation. The initial recognition and measurement provisions of this Interpretation were effective for guarantees issued or modified after December 31, 2002. The adoption of the initial recognition provisions of this Interpretation did not have an impact on our consolidated financial statements.

MANPOWER INC.	042
2003 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

of financial condition and results of operations

During June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the time an entity commits to a plan. The provisions of SFAS No. 146 were effective for exit or disposal activities initiated by us after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on our consolidated financial statements.

During April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for certain derivative instruments. The adoption of this statement did not have an impact on our consolidated financial statements, as we are not currently a party to derivative financial instruments addressed by this standard.

During May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The adoption of this statement did not have an impact on our consolidated financial statements, as we are not currently a party to such instruments addressed by this standard.

During January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which clarifies the consolidation and disclosure requirements related to variable interests in a variable interest entity. A variable interest entity is an entity for which control is achieved through means other than voting rights. The consolidation provisions of this Interpretation, as revised, are effective immediately for interests created after January 31, 2003 and are effective on March 31, 2004 for interests created before February 1, 2003. This Interpretation will not have an impact on our consolidated financial statements as we do not have any variable interest entities that require consolidation.

During December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. These disclosure requirements are effective immediately for our domestic plans, except for estimated future benefit payments, which will be effective in 2004. All such disclosure requirements will be effective for our non-U.S. plans in 2004. This Statement also requires interim-period disclosures of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amount of contributions and projected contributions to fund pension plans and other postretirement benefit plans. These interim-period disclosures will be effective for us in the first quarter of 2004.

Forward-Looking Statements

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2003, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “will,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

043	MANPOWER INC.
2003 ANNUAL REPORT

REPORT OF INDEPENDENT AUDITORS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC. :

In our opinion, the accompanying consolidated balance sheets as of December 31, 2003 and 2002 and the related consolidated statements of operations, cash flows and shareholders’ equity present fairly, in all material respects, the financial position of Manpower Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. The consolidated financial statements of Manpower Inc. and its subsidiaries as of and for the year ended December 31, 2001, before the revisions described in notes 6 and 15, were audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on those financial statements in their report dated January 28, 2002.

As disclosed in note 6 to the consolidated financial statements, effective January 1, 2002, the Company changed the manner in which it accounts for goodwill and other intangible assets upon the adoption of Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets.”

As discussed above, the consolidated financial statements of Manpower Inc. and its subsidiaries as of and for the year ended December 31, 2001 were audited by other independent accountants who have ceased operations. As described in note 6, these consolidated financial statements have been revised to include the transitional disclosures required by Statement of Financial Accounting Standards No. 142. Also, as described in note 15, these consolidated financial statements have been restated to conform to the composition of reportable segments and measurement of segment operating unit profit as of and for the year ended December 31, 2002. We audited the adjustments in the transitional disclosures in note 6. We also audited the adjustments described in note 15 that were applied to restate the 2001 segment disclosures. In our opinion, all such adjustments are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/s/    PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP

MILWAUKEE, WISCONSIN

FEBRUARY 11, 2004

MANPOWER INC.	044
2003 ANNUAL REPORT

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

The following report is a copy of a report previously issued by Arthur Andersen LLP and has not been reissued by Arthur Andersen LLP.

As described in note 6, we have revised our consolidated financial statements as of December 31, 2001 and for the year ended December 31, 2001 to include the transitional disclosures required by SFAS No. 142, “Goodwill and Intangible Assets.” Also, as described in note 15, we have restated these consolidated financial statements to conform with the composition of reportable segments and measurement of Operating unit profit as of and for the year ended December 31, 2003 and 2002.

The Arthur Andersen LLP report does not extend to these revisions to the 2001 consolidated financial statements. These revisions to the 2001 consolidated financial statements were reported on by PricewaterhouseCoopers LLP, as stated in their report appearing on the preceding page.

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC. :

We have audited the accompanying consolidated balance sheets of Manpower Inc. (a Wisconsin corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the three years in the period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

/s/    Arthur Andersen LLP

ARTHUR ANDERSEN LLP

MILWAUKEE, WISCONSIN

JANUARY 28, 2002

045	MANPOWER INC.
2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF OPERATIONS

in millions, except per share data

YEAR ENDED DECEMBER 31	2003	2002	2001
Revenues from services	$12,184.5	$10,610.9	$10,483.8
Cost of services	10,047.7	8,700.5	8,527.3

Gross profit	2,136.8	1,910.4	1,956.5
Selling and administrative expenses	1,878.9	1,675.6	1,718.9

Operating profit	257.9	234.8	237.6
Interest and other expense	35.8	46.8	39.7

Earnings before income taxes	222.1	188.0	197.9
Provision for income taxes	84.4	74.8	73.4

Net earnings	$137.7	$113.2	$124.5

Net earnings per share	$1.77	$1.48	$1.64

Net earnings per share – diluted	$1.74	$1.46	$1.62

The accompanying notes to consolidated financial statements are an integral part of these statements.

MANPOWER INC.	046
2003 ANNUAL REPORT

CONSOLIDATED BALANCE SHEETS

in millions, except share data

DECEMBER 31	2003	2002
ASSETS
Current Assets
Cash and cash equivalents	$426.2	$284.0
Accounts receivable, less allowance for doubtful accounts of $79.1 and $70.3, respectively	2,609.4	2,214.2
Prepaid expenses and other assets	100.1	76.0
Future income tax benefits	101.4	79.1

Total current assets	3,237.1	2,653.3
Other Assets
Goodwill and other intangible assets, less accumulated amortization of $53.6 and $46.7, respectively	573.8	545.7
Investments in licensees	66.2	60.5
Other assets	320.7	253.4

Total other assets	960.7	859.6
Property and Equipment
Land, buildings, leasehold improvements and equipment	606.3	533.4
Less: accumulated depreciation and amortization	419.2	344.6

Net property and equipment	187.1	188.8

Total assets	$4,384.9	$3,701.7

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$555.4	$447.0
Employee compensation payable	105.6	96.2
Accrued liabilities	360.0	295.7
Accrued payroll taxes and insurance	476.6	391.6
Value added taxes payable	368.2	309.0
Short-term borrowings and current maturities of long-term debt	12.1	22.8

Total current liabilities	1,877.9	1,562.3
Other Liabilities
Long-term debt	829.6	799.0
Other long-term liabilities	367.1	340.5

Total other liabilities	1,196.7	1,139.5
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 88,604,575 and 87,043,956 shares, respectively	.9	.9
Capital in excess of par value	1,732.5	1,696.2
Accumulated deficit	(167.6)	(289.7)
Accumulated other comprehensive income (loss)	28.3	(123.7)
Treasury stock at cost, 9,945,200 shares	(283.8)	(283.8)

Total shareholders’ equity	1,310.3	999.9

Total liabilities and shareholders’ equity	$4,384.9	$3,701.7

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

047	MANPOWER INC.
2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions

YEAR ENDED DECEMBER 31	2003	2002	2001
Cash Flows from Operating Activities
Net earnings	$137.7	$113.2	$124.5
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	64.4	65.4	80.2
Amortization of discount on convertible debentures	7.6	7.3	2.7
Deferred income taxes	(13.0)	10.7	(7.3)
Provision for doubtful accounts	16.7	18.2	23.8
Change in operating assets and liabilities:
Amounts advanced under the Receivables Facility	—	—	(145.0)
Accounts receivable	(71.1)	(54.4)	217.3
Other assets	(25.8)	30.7	(69.1)
Other liabilities	106.9	36.8	(91.1)

Cash provided by operating activities	223.4	227.9	136.0

Cash Flows from Investing Activities
Capital expenditures	(55.5)	(58.5)	(87.3)
Acquisitions of businesses, net of cash acquired	(6.7)	(33.5)	(295.9)
Proceeds from the sale of property and equipment	6.0	5.3	16.1

Cash used by investing activities	(56.2)	(86.7)	(367.1)

Cash Flows from Financing Activities
Net change in short-term borrowings	(13.6)	4.9	(49.1)
Proceeds from long-term debt	33.4	653.2	1,089.9
Repayments of long-term debt	(104.3)	(773.1)	(727.8)
Proceeds from stock option and purchase plans	35.6	29.4	13.6
Repurchases of common stock	—	(30.7)	(3.3)
Dividends paid	(15.6)	(15.3)	(15.2)

Cash (used) provided by financing activities	(64.5)	(131.6)	308.1

Effect of exchange rate changes on cash	39.5	28.6	(12.9)

Net increase in cash and cash equivalents	142.2	38.2	64.1

Cash and cash equivalents, beginning of year	284.0	245.8	181.7

Cash and cash equivalents, end of year	$426.2	$284.0	$245.8

Supplemental Cash Flow Information
Interest paid	$31.2	$33.2	$38.0

Income taxes paid	$91.6	$96.3	$117.9

The accompanying notes to financial statements are an integral part of these statements.

MANPOWER INC.	048
2003 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

in millions, except share and per share data

	COMMON STOCK	CAPITAL IN EXCESS OF PAR VALUE	ACCUMULATED DEFICIT	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	TREASURY STOCK	TOTAL
Balance, December 31, 2000	$.8	$1,631.4	$(496.9)	$(145.1)	$(249.8)	$740.4
Comprehensive Income:
Net earnings			124.5
Foreign currency translation				(35.4)
Unrealized loss on derivatives, net of tax				(5.7)
Unrealized loss on investments, net of tax				(2.8)
Reclassification adjustment for losses included in net earnings, net of tax				5.7
Minimum pension liability adjustment, net of tax				(7.5)
Total comprehensive income						78.8
Issuances under option and purchase plans	.1	13.5				13.6
Dividends ($.20 per share)			(15.2)			(15.2)
Repurchases of common stock					(3.3)	(3.3)

Balance, December 31, 2001	.9	1,644.9	(387.6)	(190.8)	(253.1)	814.3
Comprehensive Income:
Net earnings			113.2
Foreign currency translation				75.3
Unrealized loss on derivatives, net of tax				(6.6)
Unrealized loss on investments, net of tax				(5.8)
Reclassification adjustment for losses included in net earnings, net of tax				5.1
Minimum pension liability adjustment, net of tax				(.9)
Total comprehensive income						180.3
Issuances for franchise acquisitions	—	21.9				21.9
Issuances under option and purchase plans	—	29.4				29.4
Dividends ($.20 per share)			(15.3)			(15.3)
Repurchases of common stock					(30.7)	(30.7)

Balance, December 31, 2002	.9	1,696.2	(289.7)	(123.7)	(283.8)	999.9
Comprehensive Income:
Net earnings			137.7
Foreign currency translation				146.8
Unrealized gain on derivatives, net of tax				3.4
Unrealized gain on investments, net of tax				3.2
Reclassification adjustment for losses included in net earnings, net of tax				1.6
Minimum pension liability adjustment, net of tax				(3.0)
Total comprehensive income						289.7
Issuances for acquisitions	—	.7				.7
Issuances under option and purchase plans	—	35.6				35.6
Dividends ($.20 per share)			(15.6)			(15.6)

Balance, December 31, 2003	$.9	$1,732.5	$(167.6)	$28.3	$(283.8)	$1,310.3

The accompanying notes to consolidated financial statements are an integral part of these statements.

049	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

01. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Manpower Inc. is a world leader in the employment services industry, offering customers a continuum of services to meet their needs throughout the employment and business cycle. Our worldwide network of over 4,000 offices in 66 countries enables us to meet the needs of our customers in all industry segments. Our largest operations, based on revenues, are located in the United States, France and the United Kingdom. We specialize in permanent, temporary and contract recruitment; employee assessment; training; internal audit, accounting, technology and tax services; and organizational consulting services. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenues within a given geographic region or for us as a whole.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

We have used estimates to establish liability balances for various items, including amounts related to social program remittances in France and payroll tax audit exposures. The liabilities are determined in each country, based on our historical experience and related trends, and will be adjusted to the extent that our actual experience differs from our current estimates. In the fourth quarter of 2003, we reduced our estimated liability related to the social program remittances in France by $16.1 due to recent historical trends in the amounts remitted to customers.

Basis of Consolidation

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments are included as Investments in licensees in the consolidated balance sheets. Included in Shareholders’ equity as of December 31, 2003 are $46.5 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenues

We generate revenues from sales of services by our own branch operations and from fees earned on sales of services by our franchise operations. The majority of our revenues are generated by our staffing business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as the temporary employees are placed, we record revenue based on the hours worked. Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from services, were $26.5, $25.8 and $28.1 for the years ended December 31, 2003, 2002 and 2001, respectively.

Advertising Costs

We generally expense production costs of advertising as they are incurred. Advertising expenses were $30.8, $30.8 and $40.1 in 2003, 2002 and 2001, respectively.

MANPOWER INC.	050
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss and tax credit carryforwards, and tax contingencies. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Accounts Receivable Securitization

We account for the securitization of accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Accordingly, transfers of receivables are evaluated for sale accounting treatment and if such a transfer qualifies as a sale under SFAS No. 140, the related receivable balance is removed from our consolidated balance sheets and the loss related to the transfer is recorded as other expense. If the transfer of receivables does not qualify for sale accounting, the related receivable balance remains on our consolidated balance sheet, the corresponding advance is recorded as debt and the related cost of the transaction is recorded as interest expense. (See note 5 for further information.)

Intangible Assets

In connection with SFAS No. 142, “Goodwill and Other Intangible Assets,” we are required to perform goodwill impairment reviews, at least annually, using a fair-value-based approach. The majority of our goodwill results from our acquisitions of Elan and Jefferson Wells.

As part of our impairment reviews, we estimate fair value primarily by using a discounted cash flow analysis and, for certain larger reporting units, we also consider market comparables. Significant assumptions used in this analysis include: expected future revenue growth rates, operating unit profit margins, and working capital levels; a discount rate; and a terminal value multiple.

We completed our annual impairment review for 2003 and determined there to be no impairment of goodwill. We plan to perform our next annual impairment review during the third quarter of 2004.

We may be required to perform an impairment review prior to our scheduled annual review if certain events occur, including lower than forecasted earnings levels for various reporting units. In addition, changes to other assumptions could significantly impact our estimate of the fair value of our reporting units. Such a change may result in a goodwill impairment charge, which could have a significant impact on the reportable segments that include the related reporting units and our consolidated financial statements.

Prior to our adoption of SFAS No. 142, goodwill was amortized on a straight-line basis over its useful life, which was estimated based on the facts and circumstances surrounding each individual acquisition, not to exceed 20 years. In accordance with the provisions of SFAS No. 141, “Business Combinations,” goodwill resulting from business combinations completed subsequent to June 30, 2001 was not amortized.

In addition to goodwill, we have amortizable intangible assets and intangible assets that do not require amortization, which were immaterial as of December 31, 2003 and 2002. Amortization expense related to the amortizable intangible assets was immaterial in 2003, 2002 and 2001.

051	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Marketable Securities

We account for our security investments under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated other comprehensive income (loss), which is a separate component of Shareholders’ equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our consolidated statements of operations. As of December 31, 2003 and 2002, our available-for-sale investments had a market value of $6.4 and $3.9, respectively, and an adjusted cost basis of $6.3 and $7.0, respectively. As of December 31, 2003, none of these available-for-sale investments had unrealized losses.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $101.3 as of December 31, 2003. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our net share of realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated other comprehensive income (loss), with the offsetting amount increasing or decreasing our investment in the franchise. In this portfolio, there were no unrealized losses by investment type as of December 31, 2003.

Capitalized Software

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software. The net capitalized software balance of $47.5 and $38.1 as of December 31, 2003 and 2002, respectively, is included in Other assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $5.5, $4.7 and $3.5 for 2003, 2002, and 2001, respectively.

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2003	2002
Land	$2.3	$2.1
Buildings	29.7	27.1
Furniture, fixtures and autos	200.0	182.1
Computer equipment	163.3	142.8
Leasehold improvements	211.0	179.3

	$606.3	$533.4

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings - up to 40 years; leasehold improvements - lesser of life of asset or lease term; furniture and equipment - 3 to 15 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our consolidated statements of operations.

MANPOWER INC.	052
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Derivative Financial Instruments

We account for our derivative instruments in accordance with SFAS Nos. 133, 137, and 149 related to “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133, as amended”). Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated other comprehensive income (loss) and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of hedges are recognized in earnings.

Foreign Currency Translation

The financial statements of our non-U.S. subsidiaries have been translated in accordance with SFAS No. 52, “Foreign Currency Translation.” Under SFAS No. 52, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated other comprehensive income (loss), which is included in Shareholders’ equity. In accordance with SFAS No. 109, no deferred taxes have been recorded related to the cumulative translation adjustments.

Certain foreign currency denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income (loss).

Shareholders’ Equity

The Board of Directors have authorized the repurchase of a total of 15,000,000 shares of our common stock. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. As of December 31, 2003, 9,945,200 shares at a cost of $283.8 have been repurchased. During March 2002, 900,000 shares at a cost of $30.7 were repurchased to settle a forward repurchase agreement. A total of 1,000,000 shares were repurchased under the forward repurchase agreement at a total cost of $34.0. There were no share repurchases in 2003.

Statement of Cash Flows

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Stock Compensation Plans

We account for all of our fixed stock option plans and our 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation expense is reflected in Net earnings as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table (page 54) illustrates the effect on Net earnings and Net earnings per share if we had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock-based employee compensation.

053	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

YEAR ENDED DECEMBER 31	2003	2002	2001
Net Earnings
Net earnings, as reported	$137.7	$113.2	$124.5
Less: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	6.4	4.5	5.1

Pro forma net earnings	$131.3	$108.7	$119.4

Net Earnings per Share
Basic - as reported	$1.77	$1.48	$1.64
Basic - pro forma	$1.70	$1.43	$1.58
Diluted - as reported	$1.74	$1.46	$1.62
Diluted - pro forma	$1.67	$1.40	$1.56

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2003, 2002 and 2001, respectively: risk-free interest rates of 3.3%, 4.6% and 4. 6%; expected volatility of 40.1%, 40.9% and 17. 7%; dividend yield of .5% in all years; and expected lives of 7.4 years, 6.4 years and 7.2 years. The weighted-average fair value of options granted was $10.32, $10.86 and $7.16 per share in 2003, 2002 and 2001, respectively.

Recently Issued Accounting Standards

During November 2002, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which clarifies the required disclosures in interim and annual financial statements about obligations under certain guarantees. It also requires the recognition, at the date of inception of a guarantee, of a liability for the fair value of the obligation. The initial recognition and measurement provisions of this Interpretation were effective for guarantees issued or modified after December 31, 2002. The adoption of the initial recognition provisions of this Interpretation did not have an impact on our consolidated financial statements.

During June 2002, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities,” which requires that a liability for a cost associated with an exit or disposal activity be recognized, at fair value, when the liability is incurred rather than at the time an entity commits to a plan. The provisions of SFAS No. 146 were effective for exit or disposal activities initiated by us after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on our consolidated financial statements.

During April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies financial accounting and reporting for certain derivative instruments. The adoption of this statement did not have an impact on our consolidated financial statements, as we are not currently a party to derivative financial instruments addressed by this standard.

During May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The adoption of this statement did not have an impact on our consolidated financial statements, as we are not currently a party to such instruments addressed by this standard.

MANPOWER INC.	054
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

During January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities,” which clarifies the consolidation and disclosure requirements related to variable interests in a variable interest entity. A variable interest entity is an entity for which control is achieved through means other than voting rights. The consolidation provisions of this Interpretation, as revised, were effective immediately for interests created after January 31, 2003 and are effective on March 31, 2004 for interests created before February 1, 2003. This Interpretation will not have an impact on our consolidated financial statements as we do not have any variable interest entities that require consolidation.

During December 2003, the FASB revised SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits,” to require additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. These disclosure requirements are effective immediately for our domestic plans, except for estimated future benefit payments, which will be effective in 2004. All such disclosure requirements will be effective for our non-U.S. plans in 2004. This Statement also requires interim-period disclosures of the components of net periodic benefit cost and, if significantly different from previously disclosed amounts, the amount of contributions and projected contributions to fund pension plans and other postretirement benefit plans. These interim-period disclosures will be effective for us in the first quarter of 2004.

02. ACQUISITIONS OF BUSINESSES

From time to time, we acquire and invest in companies throughout the world, including U.S. franchises. The total cash consideration for such transactions was $6.7, $33.5 and $295.9 in 2003, 2002 and 2001, respectively, the majority of which was recorded as goodwill. During 2003 and 2002, we acquired companies and ownership interests in certain U.S. franchises in exchange for approximately 13,000 and 592,000 shares, respectively, of our common stock, which had an aggregate market value of $.7 and $21. 9, respectively, at the dates of acquisition.

In July 2001, we acquired Jefferson Wells International, Inc. (“Jefferson Wells”), a professional services provider of internal audit, accounting, technology and tax services, with a network of offices throughout the United States and Canada. The total consideration paid for Jefferson Wells was approximately $174.0, including assumed debt, of which approximately $153.4 was recorded as goodwill. No other significant intangible assets were recorded.

Subsequent Event

On January 22, 2004, we completed our exchange offer to acquire Right Management Consultants, Inc. (“Right”) the world’s largest career transition and organizational consulting services firm, operating through over 300 offices in 35 countries. The acquisition of Right will expand the range of services that we offer to customers as a strategic partner throughout every stage of the employment cycle. Throughout 2004, we will combine our Empower operations into Right, and this combined group will be a separate reportable segment in 2004.

As a result of the exchange offer, 91.7% of Right’s outstanding shares were each tendered and exchanged for .3874 shares of our common stock and cash for fractional shares. The remaining outstanding shares were converted into the right to acquire our common stock at the same exchange rate.

We have issued approximately 8,850,000 shares of our common stock in exchange for Right’s outstanding shares. We also assumed both of Right’s stock option plans, converting outstanding options to purchase shares of Right common stock into 1,961,000 options to purchase shares of our common stock.

055	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

The estimated purchase price for this transaction is $640.0, including the value of common stock to be issued, the estimated fair value of stock options, the Long-term debt repaid upon the change of control, the estimated merger-related costs and estimated severance and additional Supplemental Executive Retirement Plan (“SERP”) liability, net of deferred taxes.

The purchase price allocation has not yet been completed, since some of the merger-related costs have not yet been finalized, and we do not yet have final valuations of the stock options, the additional SERP liability, and the intangible assets acquired.

03. EARNINGS PER SHARE

The calculation of Net earnings per share for the years ended December 31, is as follows:

	2003	2002	2001
Net earnings available to common shareholders	$137.7	$113.2	$124.5
Weighted-average common shares outstanding (in millions)	77.7	76.4	75.9

	$1.77	$1.48	$1.64

The calculation of Net earnings per share - diluted for the years ended December 31, is as follows:

	2003	2002	2001
Net earnings available to common shareholders	$137.7	$113.2	$124.5
Weighted-average common shares outstanding (in millions)	77.7	76.4	75.9
Effect of dilutive securities - stock options (in millions)	1.6	1.3	1.1

	79.3	77.7	77.0

	$1.74	$1.46	$1.62

The calculation of Net earnings per share - diluted for the years ended December 31, 2003, 2002 and 2001 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive options is as follows:

	2003	2002	2001
Shares (in thousands)	217	207	1,218
Exercise price ranges	$37 - $44	$36 - $41	$32 - $41
Weighted-average remaining life	7.3 years	5.6 years	7.4 years

In addition, there were 6.1 million shares of common stock that were contingently issuable under our unsecured zero-coupon convertible debentures, due August 17, 2021 (“Debentures”). Such shares are excluded from the calculation of Net earnings per share - diluted based upon the terms of the Debentures and our intent to settle any potential “put” of the Debentures in cash. In the event of a significant change in the economic environment, we may choose to settle a future “put” with common stock, which would have a dilutive effect on existing shareholders.

MANPOWER INC.	056
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

The 6.1 million contingently issuable shares under the Debentures will be included in the calculation of Net earnings per share - diluted, using the “if-converted” method, when the shares become issuable under the conversion feature of the Debentures or when certain conditions are met at the end of a reporting period. Under the “if-converted” method, net earnings available to common shareholders would be adjusted for the amortization of the discount on the Debentures, net of tax, for the respective periods. The Debentures become convertible from the thirtieth trading day in a quarter through the twenty-ninth trading day in the following quarter when our share price for at least 20 of the first 30 trading days of a quarter is more than 110% of the accreted value per convertible share on the thirtieth trading day of that quarter. Given the accreted value per convertible share on the thirtieth trading day of the first, second, third and fourth quarters of 2004, our share price will have to exceed $46.80, $47.14, $47.50 and $47.85, respectively, during the relevant measurement periods to be convertible. The Debentures are also convertible in certain other circumstances as set forth in the indenture.

04. INCOME TAXES

The provision for income taxes consists of:

YEAR ENDED DECEMBER 31	2003	2002	2001
Current
United States:
Federal	$1.0	$3.4	$11.3
State	.7	(.3)	(.3)
Foreign	95.7	61.0	75.2

Total current	97.4	64.1	86.2

Deferred
United States:
Federal	(4.5)	8.0	(10.4)
State	.3	.7	.4
Foreign	(8.8)	2.0	(2.8)

Total deferred	(13.0)	10.7	(12.8)

Total provision	$84.4	$74.8	$73.4

A reconciliation between taxes computed at the United States Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

YEAR ENDED DECEMBER 31	2003	2002	2001
Income tax based on statutory rate	$77.7	$65.8	$69.3
Increase (decrease) resulting from:
Foreign tax rate differences	7.7	4.5	3.6
Tax effect of foreign earnings	(6.8)	.7	(2.3)
Change in valuation reserve	6.3	5.6	.6
Other, net	(.5)	(1.8)	2.2

Total provision	$84.4	$74.8	$73.4

057	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred tax assets as of December 31, are as follows:

	2003	2002
Current Future Income Tax Benefits
Accrued payroll taxes and insurance	$16.9	$17.8
Employee compensation payable	20.6	18.1
Pension and postretirement benefits	13.6	8.9
Other	55.5	36.7
Valuation allowance	(5.2)	(2.4)

	101.4	79.1

Noncurrent Future Income Tax Benefits
Accrued payroll taxes and insurance	27.4	27.6
Pension and postretirement benefits	30.6	28.4
Net operating losses and other	90.5	90.3
Valuation allowance	(28.9)	(31.0)

	119.6	115.3

Total future tax benefits	$221.0	$194.4

The noncurrent future income tax benefits have been classified as Other assets in the consolidated balance sheets.

We have U.S. Federal and foreign net operating loss carryforwards totaling $185.1 that expire as follows: 2004 - $.2, 2005 - $1.1, 2006 - $.8, 2007 - $2.0, 2008 - $3.4, 2009 and thereafter - $48.0 and $129.6 with no expiration. We have U.S. state net operating loss carryforwards totaling $144.1 that expire as follows: 2004 - $67.7, 2005 - $11.6, 2006 - $7.6, 2007 - $8.5, 2008 - $9.2 and thereafter - $39. 5. We have recorded a deferred tax asset of $63.8 as of December 31, 2003, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $34.1 has been recorded as of December 31, 2003, as management believes that realization of certain loss carryforwards and other deferred tax assets is unlikely.

Pretax income of foreign operations was $169.5, $162.9 and $163.6 in 2003, 2002 and 2001, respectively. United States income taxes have not been provided on unremitted earnings of foreign subsidiaries that are considered to be permanently invested. If such earnings were remitted, foreign tax credits would substantially offset any resulting United States income tax. As of December 31, 2003, the estimated amount of unremitted earnings of the foreign subsidiaries totaled approximately $287.5.

We have tax contingencies recorded related to items in various countries, including amounts related to items currently under audit. These amounts are included in Other long-term liabilities. These reserve balances will be adjusted to the extent that these items are settled for amounts different than the amounts we have recorded.

MANPOWER INC.	058
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

05. ACCOUNTS RECEIVABLE SECURITIZATION

We and certain of our U.S. subsidiaries have an agreement (the “Receivables Facility”) with a financial institution whereby we transfer on a continuous basis an interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation, a wholly owned, special purpose, bankruptcy-remote subsidiary (“ICC”) that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, transfer all of our accounts receivable to ICC. ICC, in turn, has transferred and, subject to certain conditions, may from time to time transfer an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the transfer of such undivided interest. The agreement expires in July 2004 and it may be extended further with the financial institution’s consent.

During November 2002, we amended our Receivables Facility to allow ICC the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, transfers made after this amendment do not qualify for sale accounting, and accordingly, the receivables transferred to the third party remain on our consolidated balance sheet with the corresponding advance being recorded as debt. Prior to the November 2002 amendment, any transfers of receivables qualified for sale accounting, and therefore the related receivable balance was removed from the consolidated balance sheets. No amounts were advanced under this facility as of December 31, 2003 and 2002.

Costs associated with the transfer of receivables primarily relate to the discount and fees associated with the amounts advanced. During 2003, 2002 and 2001, such costs were $.4, $.4 and $5.3, respectively, which were recorded as other expenses in the consolidated statements of operations.

06. GOODWILL AND OTHER INTANGIBLE ASSETS

On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life. A summary of Net earnings and Net earnings per share, as if we had adopted SFAS No. 142 as of January 1, 2001, is as follows:

YEAR ENDED DECEMBER 31	2003	2002	2001
Adjusted Net Earnings
As reported	$137.7	$113.2	$124.5
Goodwill amortization, net of tax	—	—	14.8

	$137.7	$113.2	$139.3

Adjusted Net Earnings per Share
As reported	$1.77	$1.48	$1.64
Goodwill amortization, net of tax	—	—	.19

	$1.77	$1.48	$1.83

Adjusted Net Earnings per Share - Diluted
As reported	$1.74	$1.46	$1.62
Goodwill amortization, net of tax	—	—	.19

	$1.74	$1.46	$1.81

059	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Changes in the carrying value of goodwill by reportable segment are as follows:

	UNITED STATES	EMEA	OTHER OPERATIONS	TOTAL
Balance, December 31, 2001	$51.4	$171.4	$257.5	$480.3
Goodwill acquired throughout the year	28.4	3.9	14.6	46.9
Currency impact and other	—	16.1	2.0	18.1

Balance, December 31, 2002	79.8	191.4	274.1	545.3
Goodwill acquired throughout the year	1.3	1.8	2.6	5.7
Currency impact and other	—	18.8	.2	19.0

Balance, December 31, 2003	$81.1	$212.0	$276.9	$570.0

There were no reductions to goodwill as a result of dispositions during 2003 or 2002.

07. DEBT

Information concerning Short-term borrowings as of December 31, is as follows:

	2003	2002
Short-term borrowings	$5.3	$16.6
Weighted-average interest rates	6.0%	4.0%

We maintain separate bank facilities with foreign financial institutions to meet working capital needs of our foreign operations. As of December 31, 2003, such facilities totaled $230.2, of which $224.9 was unused. We have no significant compensating balance requirements or commitment fees related to these lines.

A summary of Long-term debt as of December 31, is as follows:

	2003	2002
Zero-coupon convertible debentures	$257.6	$250.0
Euro-denominated notes due July 2006	251.9	210.1
Euro-denominated notes due March 2005	191.1	159.2
Revolving credit agreement:
Euro-denominated borrowings, at a rate of 3.3% and 4. 0%, respectively	126.0	105.0
Yen-denominated borrowings, at a rate of 1.0%	—	68.7
Commercial paper, maturing within 90 days, at weighted-average interest rates of 1.9%	—	.7
Other	9.8	11.5

	836.4	805.2
Less - current maturities	6.8	6.2

Long-term debt	$829.6	$799.0

MANPOWER INC.	060
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Convertible Debentures

We have $435.4 in aggregate principal amount at maturity of unsecured zero-coupon convertible debentures, due August 17, 2021 (the “Debentures” Debentures were issued in August 2001 at a discount to yield an effective interest rate of 3% per year, and they rank equally with all of our existing and future senior unsecured indebtedness. The unamortized discount was $177.8 and $185.4 as of December 31, 2003 and 2002, respectively. During 2003 and 2002, $7.6 and $7.3, respectively, of the discount was amortized to Interest expense in the consolidated statements of operations. There are no scheduled cash interest payments associated with the Debentures.

The Debentures are convertible into 6.1 million shares of our common stock if the closing price of our common stock on the NewYork Stock Exchange exceeds specified levels, or in certain other circumstances.

Holders of the Debentures may require us to purchase these Debentures at the issue price, plus accreted original issue discount, on the first, third, fifth, tenth and fifteenth anniversary dates. We have the option to settle this obligation in cash, common stock, or a combination thereof. There were no Debentures “put” to us on the first anniversary date and the next “put” date is on the third anniversary date, August 17, 2004 which is also the first date we may “call” the Debentures. Our intent is to settle any future “put” in cash. In the event of a significant change in the economic environment, we may choose to settle a future “put” with common stock, which would have a dilutive effect on existing shareholders. These Debentures have been classified as Long-term debt on our consolidated balance sheet as of December 31, 2003, due to our intent and ability to refinance them on a long-term basis.

Euro Notes

We have two Euro-denominated unsecured notes with face values of €200.0 and €150.0. The €200.0 notes are due July 2006 and have scheduled annual interest payments at a rate of 5.63%. The €150.0 notes are due March 2005 and have scheduled annual interest payments at a rate of 6.25%. (See note 13 for further information.)

Revolving Credit Agreements

We have revolving credit agreements with a syndicate of commercial banks. The agreements consist of a $450.0 five-year revolving credit facility (the “Five-year Facility”) and a $200.0 364-day revolving credit facility (the “364-day Facility” Five-year Facility expires in November 2006. During October 2003, we renewed our 364-day Facility with a syndicate of commercial banks. The availability under this facility was voluntarily reduced from $285.0 to $200.0 and it matures in October 2004. All other terms and conditions remain unchanged.

The revolving credit agreements allow for borrowings in various currencies and up to $100.0 of the Five-year Facility may be used for the issuance of stand-by letters of credit. Outstanding letters of credit totaled $66.7 and $71.1 as of December 31, 2003 and 2002, respectively. Additional borrowings of $457.3 were available to us under these agreements as of December 31, 2003.

The interest rate and facility fee on both agreements, and the issuance fee paid for the issuance of letters of credit on the Five-year Facility, vary based on our debt rating and borrowing level. Currently, on the Five-year Facility, the interest rate is LIBOR plus .9% and the facility and issuance fees are .2% and .9%, respectively. On the 364-day Facility, the interest rate is LIBOR plus .925% and the facility fee is .175%.

Our Five-year Facility and 364-day Facility require, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the agreements, we had a Debt-to-EBITDA ratio of 2.75 to 1 and a fixed charge ratio of 2.38 to 1 as of December 31, 2003.

061	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

There were no borrowings outstanding under our commercial paper program as of December 31, 2003. Borrowings of $.7 were outstanding as of December 31, 2002. Commercial paper borrowings, which are backed by the Five-year Facility, have been classified as Long-term debt due to our intent and ability to refinance them on a long-term basis under this facility.

Swap Agreements

We have entered into various interest rate swap agreements to manage our interest rate and currency risk associated with our debt instruments. (See note 13 for further information.)

Fair Value of Debt

The carrying value of Long-term debt approximates fair value, except for the Euro-denominated notes and the Debentures, which had a fair value, as determined by quoted market prices, as of December 31, as follows:

	2003	2002
Euro denominated notes	$456.7	$372.7
Zero-coupon convertible debentures	303.2	267.1

Debt Maturities

The maturities of Long-term debt payable within each of the four years subsequent to December 31, 2004 are as follows: 2005 - $192.6, 2006 - $378.8,2007 - $.3 and 2008 - $.0 and thereafter - $257.9.

08. STOCK COMPENSATION PLANS

In April 2003, our shareholders approved the 2003 Equity Incentive Plan of Manpower Inc. which authorized 4,500,000 shares for grant. Under this plan, all of our full-time employees and non-employee directors are eligible to receive stock options, stock appreciation rights, restricted stock and deferred stock grants. As of December 31, 2003, we had approximately 4,417,750 shares of common stock remaining available for grant under this plan. As a result of the adoption of this plan, we no longer make any grants under our 1994 Executive Stock Option and Restricted Stock Plan.

Awards may be granted under the plan to eligible employees at the discretion of the plan administrator, which may be the Board of Directors or a committee of the Board of Directors. All options and stock appreciation rights are granted at a price determined by the administrator, not less than 100% of the fair market value of the common stock on the date of grant. The administrator also determines the period during which options and stock appreciation rights are exercisable. Generally, options are granted with a vesting period of up to four years and expire ten years from the date of grant. As of December 31, 2003, no stock appreciation rights had been granted or were outstanding.

Under the current compensation arrangement, all of our non-employee directors may elect to receive deferred stock in lieu of the portion of the annual cash retainer as to which there was not an election in effect as of July 29, 2003 under the prior compensation arrangement. Non-employee directors who were in office prior to July 29, 2003 for whom an election was not in effect through November 4, 2006 will continue to have the right to elect to receive an option to purchase shares of our common stock under the prior compensation arrangement, with respect to a portion of the annual cash retainer through November 2006. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 plan and the number of shares covered by the option are determined in accordance with the

MANPOWER INC.	062
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

terms of the prior compensation arrangement. Non-employee directors also receive an annual option grant as additional compensation for board service. The per share purchase price for each option awarded is equal to the fair market value of our common stock at the date of grant. Options are exercisable for the vested portion during the director’s tenure and a limited period thereafter. Deferred stock is settled in shares of common stock following the directors’ termination from the board.

The value of restricted stock granted is charged to equity and amortized to expense over the restriction period. There were 66,500 restricted shares granted during 2003, and no restricted shares were granted during 2002. During 2003 and 2002, we recognized $.5 and $.1, respectively, of expense, net of tax, related to restricted stock grants. As of December 31, 2003 there were 68,500 restricted shares that had not vested.

In addition to the stock option plan discussed above, we have the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. As of December 31, 2003, there were approximately 801,000 shares of common stock remaining available for grant under this plan. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

Information related to options outstanding under our plans, and the related weighted-average exercise prices as of and for the years ended December 31, is as follows:

	2003		2002		2001
	SHARES (000)	PRICE	SHARES (000)	PRICE	SHARES (000)	PRICE
Options outstanding, beginning of period	5,641	$29	5,437	$26	5,341	$25
Granted	982	32	1,645	34	722	31
Exercised	(1,345)	23	(1,211)	21	(357)	16
Expired or cancelled	(214)	32	(230)	36	(269)	28

Options outstanding, end of period	5,064	$31	5,641	$29	5,437	$26

Options exercisable, end of period	3,008	$31	2,991	$27	3,280	$24

Options outstanding and exercisable as of December 31, 2003 are as follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
EXERCISE PRICES	SHARES (000)	WEIGHTED - AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED - AVERAGE EXERCISE PRICE	SHARES (000)	WEIGHTED - AVERAGE EXERCISE PRICE
$10 - $25	626	5.3	$22	543	$22
26 - 30	1,164	6.4	29	801	29
31 - 33	1,236	8.0	31	520	32
34	1,514	7.9	34	684	34
35 - 44	524	6.5	37	460	37

	5,064	7.1	$31	3,008	$31

063	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Other Stock Plans

We have reserved 2,250,000 shares of common stock for issuance under the 1990 Employee Stock Purchase Plan, of which 479,000 shares remained available for future issuance as of December 31, 2003. Under the plan, designated Manpower employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. During 2003, 2002 and 2001, employees purchased 193,000, 136,000 and 67,000 shares, respectively, under the plan.

09. RETIREMENT PLANS

Defined Benefit Plans

We sponsor several qualified and nonqualified pension plans covering substantially all permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the statement of the funded status of the plans are as follows:

	U.S. PLANS		NON-U.S. PLANS
	2003	2002	2003	2002
Change in Benefit Obligation
Benefit obligation, beginning of year	$43.6	$40.7	$81.1	$67.5
Service cost	.1	.1	3.3	3.5
Interest cost	2.7	2.9	4.2	3.8
Actuarial (gain) loss	.8	3.3	5.6	(.6)
Plan participant contributions	—	—	.7	.6
Benefits paid	(3.9)	(3.4)	(1.9)	(1.6)
Currency exchange rate changes	—	—	10.4	7.9

Benefit obligation, end of year	$43.3	$43.6	$103.4	$81.1

Change in Plan Assets
Fair value of plan assets, beginning of year	$30.7	$32.9	$50.6	$47.3
Actual return on plan assets	6.4	(.7)	6.1	(3.9)
Plan participant contributions	—	—	.7	.6
Company contributions	1.8	1.9	5.2	3.4
Benefits paid	(3.9)	(3.4)	(1.9)	(1.6)
Currency exchange rate changes	—	—	6.4	4.8

Fair value of plan assets, end of year	$35.0	$30.7	$67.1	$50.6

Funded Status
Funded status of plan	$(8.3)	$(12.9)	$(36.3)	$(30.5)
Unrecognized net (gain) loss	(6.8)	(3.8)	31.4	28.1
Unrecognized prior service cost	—	—	.2	.2
Unrecognized transitional asset	(.1)	(.1)	.2	.2

Net amount recognized	$(15.2)	$(16.8)	$(4.5)	$(2.0)

Amounts Recognized
Accrued benefit liability	$(17.3)	$(16.8)	$(19.7)	$(14.9)
Intangible asset	—	—	.5	.3
Accumulated other comprehensive loss	2.1	—	14.7	12.6

Net amount recognized	$(15.2)	$(16.8)	$(4.5)	$(2.0)

MANPOWER INC.	064
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

We use a September 30 measurement date for the U.S. plans.

The accumulated benefit obligation for our U.S. plans that have plan assets was $29.8 and $29.3 as of December 31, 2003 and 2002, respectively. By its nature, the other U.S. plan does not have plan assets and the accumulated benefit obligation was $12.7 as of December 31, 2003 and 2002.

The accumulated benefit obligation for two of our non-U.S. plans that have plan assets exceed the fair value of those assets.

The components of the net periodic benefit cost for all plans are as follows:

YEAR ENDED DECEMBER 31	2003	2002	2001
Service cost	$3.4	$3.6	$3.4
Interest cost	6.9	6.7	6.3
Expected return on assets	(5.8)	(5.7)	(5.5)
Amortization of:
unrecognized loss (gain)	2.0	(.2)	(.7)
unrecognized transitional asset	(.1)	(.2)	(.2)

Total benefit cost	$6.4	$4.2	$3.3

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

	U.S. PLANS		NON - U.S. PLANS
	2003	2002	2003	2002
Discount rate	6.3%	6.5%	4.8%	5.2%
Rate of compensation increase	4.5%	5.0%	4.1%	3.9%

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

	U.S. PLANS			NON - U.S. PLANS
	2003	2002	2001	2003	2002	2001
Discount rate	6.5%	7.5%	7.5%	5.2%	5.4%	5.6%
Expected long-term return on plan assets	8.5%	8.5%	8.5%	6.1%	6.1%	6.7%
Rate of compensation increase	5.0%	6.0%	6.0%	3.9%	4.1%	4.2%

Our overall expected long-term rate of return on U.S. plan assets is 8.5%. A building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. Peer data and historical returns are reviewed to check for reasonableness and appropriateness.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience. The unrecognized transitional asset is being amortized over the estimated remaining service lives of the employees.

065	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Our U.S. pension plan weighted-average asset allocations are as follows:

DECEMBER 31	2003	2002
Asset Category
Equity securities	61.7%	58.3%
Fixed-income securities	23.8%	33.1%
Cash and other	14.5%	8.6%

We use an external investment manager to assist us in establishing our investment strategies and policies. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based on a target allocation of 60% equity securities and 40% fixed-income instruments. This target allocation was determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective. The equity portfolio is managed using a value style with diversified, domestic, mid-cap securities. At times, an international equity position may be used to enhance long-term results and adjust diversification. The fixed-income portfolio is managed by utilizing intermediate term, high credit quality instruments.

Plan assets are primarily comprised of common stocks, professionally-managed equity and bond funds, and U.S. and U.K. government and agency securities. The U.S. plan assets do not include any of our debt or equity securities.

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan are as follows:

	2003	2002
Benefit obligation, beginning of year	$20.6	$20.5
Service cost	.4	.3
Interest cost	1.3	1.3
Actuarial loss (gain)	.3	(.5)
Benefits paid	(1.0)	(1.0)

Benefit obligation, end of year	21.6	20.6
Unrecognized net gain	6.8	7.8

Accrued liability recognized	$28.4	$28.4

Our U.S. postretirement health care plans provide for prescription drug benefits. On December 8, 2003, the Medicare Prescription Drug Improvement and Modernization Act of 2003 (“the Act”) was signed into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require us to change previously reported information.

MANPOWER INC.	066
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

We use a December 31 measurement date for this plan. The discount rate used in the measurement of the benefit obligation was 6.3% and 6.5% in 2003 and 2002, respectively. The discount rate used in the measurement of net periodic benefit cost was 6.5%, 7.5% and 7.5% in 2003, 2002 and 2001, respectively. The components of net periodic benefit cost for this plan are as follows:

YEAR ENDED DECEMBER 31	2003	2002	2001
Service cost	$.4	$.3	$.4
Interest cost	1.3	1.3	1.3
Amortization of unrecognized gain	(.6)	(1.0)	(.9)

	$1.1	$.6	$.8

The health care cost trend rate was assumed to be 11.0% for 2003, decreasing gradually to 5.5% for the years 2009 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% INCREASE	1% DECREASE
Effect on total of service and interest cost components	$.2	$(.2)
Effect on postretirement benefit obligation	2.9	(2.5)

We plan to contribute $1.8 to our U.S. pension plans and $1.1 to our retiree health care plan in 2004.

Defined Contribution Plans

We have defined contribution plans covering substantially all permanent U.S. employees. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached in the United States. The total expense for our match and any profit sharing contributions was $4.4, $3.4 and $2.9 for 2003, 2002 and 2001, respectively. As of December 31, 2003, less than 3% of the plans’ assets were invested in our common stock.

10. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated other comprehensive income (loss), net of tax, are as follows:

DECEMBER 31	2003	2002	2001
Foreign currency translation	$47.3	$(99.5)	$(174.8)
Unrealized gain (loss) on investments	1.3	(3.5)	(2.8)
Unrealized loss on derivatives	(8.9)	(12.3)	(5.7)
Minimum pension liability adjustment	(11.4)	(8.4)	(7.5)

	$28.3	$(123.7)	$(190.8)

067	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

11. LEASES

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with initial or remaining terms of one year or more consist of the following as of December 31, 2003:

YEAR
2004	$135.9
2005	105.9
2006	79.1
2007	50.3
2008	32.5
Thereafter	67.2

Total minimum lease payments	$470.9

Rental expense for all operating leases was $167.2, $148.3 and $136.6 for the years ended December 31, 2003, 2002 and 2001, respectively.

12. INTEREST AND OTHER EXPENSE

Interest and other expense consists of the following:

YEAR ENDED DECEMBER 31	2003	2002	2001
Interest expense	$41.4	$42.4	$39.1
Interest income	(8.0)	(9.0)	(10.3)
Foreign exchange (gains) losses	(1.3)	(1.8)	.2
Fees and loss on sale of accounts receivable	.4	.4	5.3
Miscellaneous, net	3.3	14.8	5.4

Interest and other expense	$35.8	$46.8	$39.7

In the fourth quarter of 2002, miscellaneous expenses included a charge of $5.1 related to a writedown of equity security investments where the decline in market value was determined to be other-than-temporary, as defined by SFAS No.115, “Accounting for Certain Debt and Equity Securities.” During 2001, miscellaneous expenses included a gain on the sale of a minority-owned subsidiary offset by a writedown of an investment.

MANPOWER INC.	068
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

13. DERIVATIVE FINANCIAL INSTRUMENTS

Foreign Currency Exchange Rate Risk Management

In certain circumstances, we enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows with foreign subsidiaries. All such contracts entered into during 2003 were designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended. As of December 31, 2003, there was a €19.0 ($23.5) contract and a Danish Krone 7.0 ($1.2) contract outstanding related to cash flows to be received from our foreign subsidiaries in January 2004. Both of these contracts were designated as cash flow hedges and were considered highly effective as of December 31, 2003.

Our Five-year Facility borrowings of €100.0 ($126.0) and the €200.0 ($251.9) in unsecured notes, have been designated and are effective as economic hedges of our net investment in our foreign subsidiaries with a Euro-functional currency. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated other comprehensive income (loss).

During September 2002, we entered into derivative financial instruments to swap our €150.0 ($191.1) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR, with a current effective interest rate of 3.84%. These instruments expire in March 2005. Gains and losses arising from foreign exchange fluctuations throughout the contract term on the derivative instruments are recorded in the consolidated statements of operations, offsetting the foreign exchange gain or loss recorded on the notes.

Interest Rate Risk Management

Our exposure to market risk for changes in interest rates relates primarily to our Long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements.

As previously mentioned, we entered into derivative instruments to swap our €150.0 ($191.1) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR, with a current effective interest rate of 3.84%. We designated these interest rate swaps as a fair value hedge, offsetting changes in the fair value of the notes that are due to interest rate fluctuations. Changes in the fair value hedge and the fair value of the notes throughout the contract term will be reflected in the consolidated statements of operations. These instruments had a $5.0 favorable impact on interest expense in 2003 and an immaterial impact in 2002. Any ineffectiveness on the swaps is recorded in the consolidated statements of operations and was immaterial for 2003 and 2002.

We have various interest rate swap agreements to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of €100.0 ($126.0) which fix the interest rate, on a weighted-average basis, at 5.7% and expire in 2010. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended, as of December 31, 2003. For the years ended December 31, 2003, 2002 and 2001 these instruments increased interest expense by $3.9, $2.3, and $1.2, respectively.

During March 2003, we terminated our interest rate swap agreement with a notional value of ¥4,000.0 ($34.0), which was scheduled to expire in June 2003 for $.1. In September 2003, we terminated our interest rate swap agreement with a notional value of ¥4,150.0 ($36.1), which was scheduled to expire in 2006 for $.5.

069	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

Fair Value of Derivative Financial Instruments

The fair value of our derivative financial instruments are reflected in the consolidated balance sheets as Other assets or Other long-term liabilities. As of December 31, the balances are as follows:

	2003	2002
Other assets:
€150.0 Swaps	$52.0	$13.1
Other long-term liabilities:
€100.0 Interest Rate Swaps	(14.4)	(11.5)
¥8,150.0 Interest Rate Swaps	—	(.8)
Forward contracts	(.4)	—

	$37.2	$.8

14. CONTINGENCIES

Litigation

We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our results of operations, financial position or cash flows.

Guarantees

We have entered into certain guarantee contracts and stand-by letters of credit that total $135.4 ($68.7 for guarantees and $66.7 for stand-by letters of credit). The guarantees primarily relate to government requirements for operating a temporary service company in certain countries, operating leases, bank accounts and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash.

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

The 2001 results for EMEA represent a combination of operations historically included in segments referred to as United Kingdom and Other Europe. This combination aligns with how we now manage our foreign operations. In addition, central costs for EMEA which historically have been included in corporate expense are now included in the determination of Operating unit profit.

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

MANPOWER INC.	070
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

provide services to a wide variety of customers, none of which individually comprise a significant portion of revenue within a segment, geographic region or for us as a whole. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating unit profit, which is equal to segment revenues less direct costs and branch and national headquarter operating costs. This profit measure does not include certain nonrecurring items, goodwill amortization, interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

YEAR ENDED DECEMBER 31	2003	2002	2001
Revenues from Services(a)
United States(b)	$1,945.8	$1,911.4	$2,003.4
France	4,638.8	3,848.2	3,766.4
EMEA	3,920.2	3,434.9	3,428.7
Other Operations	1,679.7	1,416.4	1,285.3

	$12,184.5	$10,610.9	$10,483.8

Operating Unit Profit
United States	$33.7	$29.2	$29.5
France	184.0	143.6	135.7
EMEA	51.7	83.0	106.0
Other Operations	27.9	6.6	8.9

	297.3	262.4	280.1

Corporate expenses	39.4	27.5	25.5
Amortization of goodwill and other intangible assets	—	.1	17.0
Interest and other expense	35.8	46.8	39.7

Earnings before income taxes	$222.1	$188.0	$197.9

Depreciation and Amortization Expense
United States	$8.9	$10.9	$14.4
France	19.4	15.4	13.6
EMEA	26.0	26.9	26.7
Other Operations	10.1	11.0	9.3

	$64.4	$64.2	$64.0

Earnings from Investments in Licensees
United States	$(.7)	$(.2)	$(.1)
EMEA	6.3	3.5	1.5
Other Operations	—	(.4)	(.6)

	$5.6	$2.9	$.8

a) Supplemental geographic information is as follows:

	2003	2002	2001
United States	$2,092.4	$2,063.9	$2,003.4
United Kingdom	1,371.8	1,287.4	1,489.3
Total Foreign	10,092.1	8,547.0	8,480.4

Note: The amount reported above for France is also on a geographic basis.

b)	U.S. revenues above represent revenues from our Company-owned branches and franchise fees received from our franchise operations. These fees are primarily based on revenues generated by our franchise operations, which are discussed further on the financial highlights page.

071	MANPOWER INC.
2003 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except share and per share data

AS OF AND FOR THE YEAR ENDED DECEMBER 31	2003	2002	2001
Total Assets
United States	$781.9	$731.2	$644.5
France	1,555.2	1,218.7	1,017.5
EMEA	1,367.6	1,153.5	1,044.5
Other Operations	567.3	480.7	423.6
Corporate(a)	112.9	117.6	108.5

	$4,384.9	$3,701.7	$3,238.6

Investments in Licensees
United States	$14.5	$14.7	$.4
EMEA	45.2	39.9	38.2
Other Operations	6.5	5.9	6.1

	$66.2	$60.5	$44.7

Long-Lived Assets(b)
United States	$60.1	$57.0	$48.4
France	79.2	72.3	63.8
EMEA	64.4	73.0	77.2
Other Operations	30.7	28.6	31.1
Corporate	1.2	.6	.6

	$235.6	$231.5	$221.1

Additions to Long-Lived Assets
United States	$15.7	$23.4	$25.9
France	13.7	13.3	24.2
EMEA	17.1	17.0	27.7
Other Operations	12.6	7.3	10.9
Corporate	1.4	.5	.2

	$60.5	$61.5	$88.9

a) Corporate assets include assets that are not used in the operations of any segment. b) Supplemental geographic information is as follows:

	2003	2002	2001
United States	$64.1	$62.7	$49.0
United Kingdom	24.2	30.8	33.2
Total Foreign	171.5	168.8	172.1

Note: The amount reported above for France is also on a geographic basis.

MANPOWER INC.	072
2003 ANNUAL REPORT

QUARTERLY DATA (UNAUDITED)

in millions, except share and per share data

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER	TOTAL
Year Ended December 31, 2003
Revenues from services	$2,678.7	$3,013.4	$3,203.2	$3,289.2	$12,184.5
Gross profit	466.0	521.5	549.6	599.7	2,136.8
Net earnings	14.9	29.1	43.8	49.9	137.7
Net earnings per share	$.19	$.38	$.56	$.64	$1.77
Net earnings per share - diluted	$.19	$.37	$.56	$.63	$1.74
Dividends per share	$—	$.10	$—	$.10	$.20
Market price:
High	$34.71	$38.28	$39.99	$47.54
Low	27.50	29.91	34.64	37.55

Year Ended December 31, 2002
Revenues from services	$2,284.0	$2,602.9	$2,885.9	$2,838.1	$10,610.9
Gross profit	414.8	467.6	512.3	515.7	1,910.4
Net earnings	6.9	25.7	40.5	40.1	113.2
Net earnings per share	$.09	$.34	$.53	$.52	$1.48
Net earnings per share - diluted	$.09	$.33	$.52	$.52	$1.46
Dividends per share	$—	$.10	$—	$.10	$.20
Market price:
High	$40.06	$42.97	$38.64	$38.00
Low	32.85	36.00	28.14	25.00

073	MANPOWER INC.
2003 ANNUAL REPORT

FINANCIAL MEASURES

CONSTANT CURRENCY AND ORGANIC CONSTANT CURRENCY RECONCILIATION

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our financial results is provided below. (See Constant Currency on page 27 for further information.)

	REPORTED VARIANCE	IMPACT OF CURRENCY	VARIANCE IN CONSTANT CURRENCY	IMPACT OF ACQUISITIONS (IN CONSTANT CURRENCY)	ORGANIC CONSTANT CURRENCY VARIANCE
YEAR ENDED DECEMBER 31, 2002
Revenues from Services
United States	(4.6)%	—	(4.6)%	2.8%	(7.4)%
France	2.2	6.0	(3.8)
EMEA	.2	5.1	(4.9)
Other Operations	10.2	(4.7)	14.9	7.6	7.3
Manpower Inc.	1.2	3.2	(2.0)	1.6	(3.6)

Gross Profit - Manpower Inc.	(2.4)	3.2	(5.6)	2.4	(8.0)
Operating Unit Profit
United States	(.8)	—	(.8)
France	5.8	7.4	(1.6)
EMEA	(21.6)	6.2	(27.8)
Other Operations	(27.1)	6.6	(33.7)

Operating Profit - Manpower Inc.	(1.2)	7.3	(8.5)	.5	(9.0)
Net Earnings per Share - Diluted	(9.9)	10.5	(20.4)

YEAR ENDED DECEMBER 31, 2003
Revenues from Services
United States	1.8%	—	1.8%	1.1%	.7%
France	20.5	19.6	.9
EMEA	14.1	14.4	(.3)
Other Operations	18.6	6.2	12.4	—	12.4
Manpower Inc.	14.8	12.6	2.2	.2	2.0

Gross Profit - Manpower Inc.	11.9	12.2	(.3)	.2	(.5)
Operating Unit Profit
United States	15.2	—	15.2
France	28.2	20.8	7.4
EMEA	(37.7)	7.7	(45.4)
Other Operations	324.1	35.3	288.8

Operating Profit - Manpower Inc.	9.9	16.5	(6.6)	—	(6.6)
Net Earnings per Share - Diluted	19.2	19.9	(.7)

MANPOWER INC.	074
2003 ANNUAL REPORT

SELECTED FINANCIAL DATA

in millions, except per share data

AS OF AND FOR THE YEAR ENDED DECEMBER 31	2003	2002	2001	2000	1999
Operations Data
Revenues from services	$12,184.5	$10,610.9	$10,483.8	$10,842.8	$9,770.1
Gross profit	2,136.8	1,910.4	1,956.5	1,946.7	1,704.9
Operating profit(a)	257.9	234.8	237.6	311.0	230.6
Net earnings(a)	137.7	113.2	124.5	171.2	150.0

Per Share Data
Net earnings(a)	$1.77	$1.48	$1.64	$2.26	$1.94
Net earnings – diluted(a)	1.74	1.46	1.62	2.22	1.91
Dividends	.20	.20	.20	.20	.20

Balance Sheet Data
Total assets	$4,384.9	$3,701.7	$3,238.6	$3,041.6	$2,718.7
Long-term debt	829.6	799.0	811.1	491.6	357.5

The notes to consolidated financial statements should be read in conjunction with the above summary.

a)	On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets,” which prohibits the amortization of goodwill and identifiable intangible assets with an indefinite life. (See notes 1 and 6 to the consolidated financial statements for further information.)

075	MANPOWER INC.
2003 ANNUAL REPORT

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

GOVERNANCE

Manpower’s governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on Manpower’s corporate governance structure and related policies can be found online at www.manpower.com in the section titled, “About Manpower.”

As of January 29, 2004, the Corporate Governance Quotient indicated that Manpower outperformed 93.9% of the companies in the S&P 400 and 98.3% of the companies in the Commercial Services & Supplies group. The Corporate Governance Quotient index is issued by Institutional Shareholder Services, a respected authority on proxy voting and corporate governance.

Governance Metrics International, an independent corporate governance rating agency, rated Manpower an 8 on a scale of 1 to 10, with 10 being the highest ranking, in January 2004. The average score of all companies rated by GMI is 6.5.

FORM 10-K

A copy of the Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2003 is available without charge and can be requested online at www.investor.manpower.com or by writing to:

Michael J. Van Handel

Manpower Inc.

P.O. Box 2053

5301 N. Ironwood Rd.

Milwaukee, WI 53201 USA

ANNUAL MEETING OF SHAREHOLDERS

April 27, 2004 at 9:00 a.m.

Manpower International Headquarters

5301 N. Ironwood Rd.

Milwaukee, WI 53217

USA

SHAREHOLDERS

As of February 12, 2004, Manpower Inc. common stock was held by approximately 7,600 record holders.

MANPOWER INC.	076
2003 ANNUAL REPORT

CORPORATE INFORMATION

DIRECTORS

Jeffrey A. Joerres

Chairman, CEO and President

Manpower Inc.

J. Thomas Bouchard 1, 2 *

Retired Senior Vice President, Human Resources

IBM

Stephanie A. Burns [1,3]

President and CEO

Dow Corning

Willie D. Davis [1,3]

President

All Pro Broadcasting Inc.

Jack M. Greenberg [2]

Retired Chairman and CEO

McDonald’s Corporation

Terry A. Hueneke

Retired Executive Vice President

Manpower Inc.

Rozanne L. Ridgway [2,3]

Former Assistant Secretary of State

for Europe and Canada

Dennis Stevenson

Chairman

HBOS plc and Pearson plc

John R. Walter 2, 3 *

Retired President and COO

AT&T Corp.

Former Chairman, President and CEO

R.R. Donnelley & Sons

Edward J. Zore 1*, 3

President and CEO

Northwestern Mutual

MANAGEMENT

Jeffrey A. Joerres

Chairman, CEO and President

Michael J. Van Handel

Executive Vice President and CFO

Barbara J. Beck

Executive Vice President

United States and Canadian Operations

Jean-Pierre Lemonnier

Executive Vice President

France and Region

Yoav Michaely

Executive Vice President

Europe, Middle East and Africa (excluding France)

David Arkless

Senior Vice President

Corporate Affairs

Richard B. Davidson

Senior Vice President

Global Chief Information Officer

Iain Herbertson

Senior Vice President

Asia Pacific

Tammy Johns

Senior Vice President

Global Sales

Robert W. Lincoln, Jr.

Senior Vice President

Global Human Resources

Richard J. Pinola

Chief Executive Officer

Right Management Consultants, Inc.

Dominique Turcq

Senior Vice President

Strategic Planning

Michael Lynch

Vice President

International Support

and General Counsel

Board Committees

[1]	Audit Committee

[2]	Executive Compensation Committee

[3]	Nominating and Governance Committee
*	Denotes Committee Chair

077	MANPOWER INC.
2003 ANNUAL REPORT

PRINCIPAL OPERATING UNITS

(effective March 2004)

Manpower Inc . (NYSE: MAN) is a world leader in the employment services industry, offering customers a continuum of services to meet their needs throughout the employment and business cycle. The company specializes in permanent, temporary and contract recruitment; employee assessment; training; career transition and organizational consulting services. Manpower’s worldwide network of 4,300 offices in 67 countries and territories enables the company to meet the needs of its 400,000 customers per year, including small and medium size enterprises in all industry sectors, as well as the world’s largest multinational corporations. The focus of Manpower’s work is on raising productivity through improved quality, efficiency and cost-reduction, enabling customers to concentrate on their core business activities. In addition to the Manpower brand, the company operates under the brand names of Right Management Consultants, Jefferson Wells, Elan, Brook Street and Empower. More information on Manpower Inc. is available at www.manpower.com.	[GRAPHIC]

Right Management Consultants, the world’s largest career transition and organizational consulting firm, was acquired by Manpower in January of 2004. It offers its services to corporations of all sizes through a global network of more than 300 service locations in 35 countries and via the Internet. The Empower Group, Manpower’s organizational performance consulting subsidiary headquartered in London, will merge with Right Management Consultants in 2004. The Empower Group has operations in Asia Pacific, Europe and North America.	[GRAPHIC]

Elan Group Ltd., a fully-owned subsidiary of Manpower Inc., is the world’s leading IT and technical recruitment specialists. In addition to IT and technical recruitment, Elan provides complex Managed Service Solutions to clients, which enable them to recruit personnel efficiently and achieve ongoing cost savings. Elan operates in 16 countries across Europe and Asia Pacific.	[GRAPHIC]

Jefferson Wells International Inc., a fully-owned subsidiary of Manpower Inc., is a rapidly growing professional services provider of internal audit, accounting, technology and tax services. It was acquired in July of 2001, and has offices in the United States and Canada.	[GRAPHIC]

Brook Street Bureau is a fully-owned subsidiary of Manpower Inc. in the United Kingdom. Its core business is the supply of temporary, permanent and contract staff to office, secretarial and light industrial positions.	[GRAPHIC]

[GRAPHIC]

• MANPOWER OPERATIONS

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China (PRC), Colombia, Costa Rica, Czech Republic, Denmark, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Korea, Luxembourg, Malaysia, Martinique, Mexico, Monaco, Morocco, New Caledonia, New Zealand, Nicaragua, Netherlands, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Reunion, Romania, Russia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, UK, Taiwan, Thailand, Tunisia, Turkey, Uruguay, USA, and Venezuela.

MANPOWER INC.	078
2003 ANNUAL REPORT

[GRAPHIC]

[GRAPHIC]

[GRAPHIC]