Form 10-K, Exhibit 13
period 2006-12-31
MANPOWER INC /WI/
filed 2007-02-28
CIK 871763

Exhibit 13

Annual Report 2006

Manpower at a Glance

Manpower Inc. is a world leader in the employment services industry; creating and delivering services that enable our clients to win in the changing world of work. In 2006, Manpower revenues increased 10.8% to $17.6 billion. The company’s stock price rose 61% during the year, outpacing the broader market indices.

Over the past 5 years, Manpower stock has outperformed the S&P 400 Midcap Stock Index. The graph assumes a $100 investment on December 31, 2001 in our common stock and the S&P 400 Midcap Stock Index and assumes the reinvestment of all dividends. (See Performance Graph on page 64 for further information).

Stock Information

Stock Exchange	Market Capitalization	Shares Outstanding	2006 Share Price High and Low
NYSE (Ticker: MAN)	$6.4 billion (as of Dec 31, 2006)	85,070,004 (as of Dec 31, 2006)	$76.77/ $46.14

Fiscal Year End Date	Number of Shares Issued	Avg. Daily Volume
December 31	102,606,425 (as of Dec 31, 2006)	800,000+ shares per day in 2006

Financial Highlights

(a)	Revenues from Services include fees received from our franchise offices of $25.8 million, $26.5 million, $34.5 million, $35.8 million and $35.7 million for 2002, 2003, 2004, 2005 and 2006, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $1,179.8 million, $1,214.4 million, $1,487.1 million, $1,510.7 million and $1,497.0 million for 2002, 2003, 2004, 2005 and 2006, respectively.

In the United States, where the majority of our franchises operate, Revenues from Services include fees received from the related franchise operations of $21.7 million, $21.9 million, $25.0 million, $24.9 million and $24.4 million for 2002, 2003, 2004, 2005 and 2006, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,015.8 million, $1,026.2 million, $1,181.5 million, $1,196.9 million and $1,146.1 million for 2002, 2003, 2004, 2005 and 2006, respectively.

(b)	Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

2006 marked the beginning of Volume Two in Manpower’s history. After years of planning and evolving the company from solely a temporary staffing company to a world leader in the employment services industry with an array of services across our global network, this was the year that brought everything together. Early in the year, the new Manpower logo was launched worldwide to punctuate this transition point and ensure that all of our stakeholders were able to see our new face and recognize that we are now in a new place in the market. The Manpower group of companies is now poised to leverage all of our hard work over the past few years to benefit our clients, our candidates, our employees and associates, and of course, our shareholders, more than ever before.

Welcome to the new Manpower.

Dear Manpower Investor:

In my letter to you last year, I described the changes that were occurring at our company, which were primarily focused on refreshing our brand. Here we are 12 months later, and I can report with confidence that the impact of this change has been significant. We have made a pivot at Manpower that has positioned us for sustainable, superior performance.

2006 kicked off this superior performance – and it was demonstrated in both financial and non-financial results. The launch of our new brand in February 2006 culminated many years of work to expand our company’s relevance in the marketplace. We set the company up for stronger and more consistent financial performance in future years that is much less dependent on one or two national economies. And, more importantly, we aligned our external image with the internal personality of Manpower and its group of companies. The global effort that went into launching the new brand in 2006 gave Manpower a shot of adrenaline that extended out to our clients, prospects and the individuals who are looking for us to help them win in this difficult, changing world of work.

All of our nearly 4,400 offices worldwide are now wearing the new face of the Manpower group of companies in the form of new signs, promotional and collateral material, and everything else you would expect to change with a branding effort. But that’s not all. In 2007, we are taking our brand further, well beyond just changing the look, and changing the experience for the individuals who visit our offices, our websites and, frankly, for those who have any interaction with us, because we know it’s more than just a new face; we are in a new place.

Our financial performance in 2006 was the best in our company’s history.

Jeffrey A. Joerres

Chairman, CEO & President

Along with our re-branding efforts, we continue to fine-tune our client services model and make it as relevant as possible. Services like permanent recruitment, Manpower Business Solutions and recruitment process outsourcing, all have been improved without distracting from our core business of temporary and contract employment services. Additionally, we expanded our capabilities in Elan, our IT contracting company; Jefferson Wells, our finance and accounting consultants; and Right Management, our outplacement and consulting firm. Each brand individually is one of the best in their respective industries and, in combination with Manpower, these companies are able to create accelerated value for our company. Today, as a result of our strategy, planning and execution, Manpower is clearly in a new place in its 59-year history.

Our financial performance in 2006 was the best in our company’s history. We finished the year with revenues of $17.6 billion, an 11 percent increase over 2005. We improved our operating profit to $532 million, an increase of 24 percent. Our net earnings for the year was $398 million, an increase of 53 percent, and our net earnings per share from continuing operations increased 24 percent to $3.48 per share.

These records were achieved by exceptional performance across our regions. Our EMEA region (Europe, Middle East and Africa excluding France) led the way with an operating profit of $220 million, up 53 percent from their 2005 results. The United States, France and Other Operations segments also improved profitability substantially due to their exceptional execution and improved efficiency.

The financial flexibility we gain from a 46 percent improvement in free cash flow, a better mix of business and appropriate investments in high-growth areas are all results of a very focused effort to execute our business plans in alignment with our vision and strategies.

59

Today, as a result of our strategy, planning and execution, Manpower is clearly in a new place in its 59-year history.

Shareholder’s Letter             3

Net Earnings Per Share from Continuing Operations – Diluted

($)

$3.48

Net Earnings Per Share from Continuing Operations - Diluted increased 24% over 2005. Total Net Earnings Per Share - Diluted was $4.54 in 2006 compared to $2.87 in 2005, an increase of 58%.

It sounds a bit cliché, but these accomplishments are all about the people we have, and their alignment with our vision, which really matters in how we operate our company. The Manpower vision was revised in 2006 to: “We lead in the creation and delivery of services that enable our clients to win in the changing world of work,” and it has become the rudder for how decisions are made that affect the direction of our company. At the end of the day, if we can help our clients win in their competitive marketplaces, they will view us as a more valuable partner. It’s that simple.

The strength behind our vision is driven by our five core business strategies: revenue, efficiency, innovation, thought leadership and organization & culture. These also were revised in 2006 and are driving the long-term objectives that we are striving to achieve across the company. A key to our future is our focus on combining the assets of the Manpower group of companies to generate breakthrough performance and growth as we move into 2007 and 2008. We are confident that we have been able to position ourselves very well to be the relevant factor in this talent marketplace for the individual, and a true global reference point for clients, both large and small, as they are confronted daily with the difficult challenges of managing the talent shortages across the world.

Our specialty services, which currently account for nearly 30 percent of our gross profit, will continue to grow and become even more important to our business mix. We believe that, with the combined force of our Manpower Professional, Right Management, Jefferson Wells and Elan brands, we will be able to grow those specialty services to collectively become over a third of our gross profit. We will accomplish this growth, of course, by growing our current client bases, in addition to expanding the network and infrastructure of our specialty companies, like Jefferson Wells, which will be opening more international offices in 2007. Additionally, we are realigning the footprint for Right Management to match the needs of the businesses, as outplacement models are being changed based on the current marketplace. In 2006, we also strengthened our competitive positioning by re-branding each of the specialty brands to show how they are connected to Manpower, and by leveraging the strength of the Manpower brand, while also taking care to keep these brands separate to maximize their identity and recognize the difference in business models.

At the end of the day, if we can help our clients win in their competitive marketplaces, they will view us as a more valuable partner. It’s that simple.

30

Our specialty services, which currently account for nearly 30 percent of our gross profit, will continue to grow and become even more important to our business mix.

Shareholder’s Letter             5

Emerging Market Revenue

in millions ($)

138.1

Emerging market revenue growth in 2006 exceeded expectations in our three key expansion markets: India (+200%), China (+103%) and Eastern Europe (+84%).

150
125
100
75
50
25
2002
2006

Not only are we confident that our specialty businesses will drive profitable revenue in the future, but we’ve also made a major commitment in emerging markets like India, China and Eastern Europe. We grew the combined revenues from the emerging markets by 95 percent in 2006. Throughout the three global regions we expanded our employee base from 828 to more than 1,300, significantly increasing our position, which bodes well for both our short-term and long-term plans in these markets. Each of these regions is particularly important for us, as many of our major clients are moving to these countries to expand their businesses, but they are now confronted with talent shortages, wage inflation and high attrition – areas that we have worked on specifically to address how to help our clients win in these emerging markets. In the next year, we will add new offices in these markets to further expand our global operations.

In addition to the importance of strengthening our revenue streams, we are firmly committed to linking our efficiency strategy with the initiatives we are undertaking to improve cost effectiveness. In 2006, we launched a project to reduce our non-personnel spend and make sure that expenses, which are not adding value for our clients, are eliminated from our organization in order for us to reinvest those funds into two major areas: returning them to you, the shareholder; and investing them into client-facing personnel and branch offices in key markets to drive the revenue strategy. The project exceeded our expectations, as we surpassed our cost savings goal. As a result, we will be investing in important activities like hiring an additional 1,500 recruiters in the permanent recruitment business in 2007 and 2008.

The most important outcome of this project is the way that it changed the behavior within the organization. Indeed, successfully recalibrating our cost base is important, but equally important is the growing confidence and commitment our team has gained in their ability to continually improve our cost base. Across the Manpower world, we are committed to achieving the perfect balance between efficiency and quality.

95

We grew the combined revenues from the emerging markets by 95 percent in 2006.

Across the Manpower world, we are committed to achieving the perfect balance between efficiency and quality.

Shareholder’s Letter             7

Thought leadership is also immensely important to Manpower. As a world leader in the employment services industry, we have been able to bring attention to the most pressing issues in the world’s labor markets and deliver leading-edge solutions. The most visible programs and activities that we have launched include a series of white papers, research studies and partnerships with association and commercial partners across the world. These efforts have had a dramatic impact on enhancing the Manpower brand and opening doors for us to have much more direct and sophisticated conversations about labor market challenges at very high levels within our client organizations and government entities.

This thought leadership positioning is a clear competitive differentiator in the worldwide marketplace. It creates energy within the organization, continues to stretch our creative thinking in order to deliver innovative solutions to our clients, and it provides a long-term platform for growth. In 2006, we significantly out produced our competition in thought leadership, as measured by media coverage, and we intend to expand this distance between us to ensure that we continue to lead the thought leadership space in the employment services industry.

The strategy which is at the heart of the company is our organization and culture strategy. We have invested a lot of hard work in aligning our management team across the world, driving increased economic profit and return on capital. In 2006, we established our Global Leadership Team, which is comprised of nearly 175 people who represent our largest operations and most strategic functional areas of the Manpower group of companies. Bringing this team together to ensure the alignment, accountability and acceleration of our business is a key strategy of the organization. Expanding the number and capability of our leaders is an imperative for Manpower as we have doubled our size in the last seven years and we are looking to do it again. Our Global Leadership Team is gaining momentum in their ability to work effectively together across borders and time zones in order to deliver innovation, efficiency and results that are more closely aligned every day.

As a world leader in the employment services industry, we have been able to bring attention to the most pressing issues in the world’s labor markets and deliver leading-edge solutions.

7

Expanding the number and capability of our leaders is an imperative for Manpower as we have doubled our size in the last seven years and we are looking to do it again.

Shareholder’s Letter             9

Innovation at Manpower is realized primarily through our philosophy of pilot testing new ideas that are generated in national markets and then, when proven successful, scaling these concepts rapidly to expand them across our network.

Our innovation strategy is linked intrinsically to the revenue strategy, of course, but it is also about efficiency. Innovation at Manpower is realized primarily through our philosophy of pilot testing new ideas that are generated in national markets and then, when proven successful, scaling these concepts rapidly to expand them across our network. One such example is the service model we are rolling out worldwide to enhance service to both large and small clients. In 2005, we began separating our service to key accounts from our service to small and medium size enterprises in a few European countries, as a means of testing whether the improved focus on the needs of these different client bases could be delivered efficiently and effectively. We’ve now matured this business model and we are continuing to expand it worldwide. The Dutch market was our first pilot and if 2006 is any indication of what the business model can generate, we are clearly excited. Our Dutch market increased revenues by 28 percent – well above the market growth – and also improved their profitability in 2006, which are positive signs for the countries that will be following in their footsteps.

In 2006, we also delivered innovation through a project we named “Project Lighthouse,” which was aimed at helping our clients to better understand the value of our combined assets across the Manpower group of companies. Our goal was to generate cost savings, while also increasing our relevance in the marketplace by putting a strong focus on the unique combination of our offerings and demonstrating the added value that we can provide to our clients. This project had significant success within the organization by establishing new channels of collaboration among the Manpower group of companies, which sets a strong foundation for the future, while also engaging in 30 different client opportunities throughout the world designed to tackle some of the toughest challenges in the employment services industry. This was a good result for us, adding over $20 million in gross profit; but it was also immensely valuable for our clients. In 2007, we will continue the work that we started this year in leveraging our group of companies to drive top line growth and increase our value to our clients.

8            Shareholder’s Letter

Social responsibility is sustainable at Manpower because it is deeply embedded in the culture. It creates an amazing amount of passion and energy within our organization, and it is a source of intense employee engagement that resonates in every corner of our network across the world.

Another major element that is integral to our organization and culture strategy is our corporate social responsibility (CSR) program. In 2006, we significantly expanded this program to include much more than our workforce development programs that have long been viewed as the gold standard for how to effectively build a bridge to employment for disadvantaged people across the world. Our newly expanded CSR program encompasses the disaster recovery efforts that we have engaged in for years, which are best illustrated by the vocational training centers that we built in India following the 2004 tsunami. Through our partnerships with governments and non-government organizations, we have also found opportunities to make a difference in some of the most urgent world crises of our time. These initiatives, which we began in 2006, include the ninemillion.org campaign to help children in refugee camps worldwide to gain access to education; and a separate initiative to end human trafficking, which is essentially modern-day slavery.

Social responsibility is sustainable at Manpower because it is deeply embedded in our culture. It creates an amazing amount of passion and energy within our organization, and it is a source of intense employee engagement that resonates in every corner of our network across the world. In a company like Manpower, where we open our doors to new clients and candidates every day and define our brand one person at a time, our high level of employee engagement cannot be understated as a key competitive advantage.

10            Shareholder’s Letter

TABLE OF CONTENTS

13	Management’s Discussion & Analysis

20	Financial Measures

31	Management Report on Internal Control Over Financial Reporting

31	Report of Independent Registered Public Accounting Firm

34	Consolidated Statements of Operations

35	Consolidated Balance Sheets

36	Consolidated Statements of Cash Flows

37	Consolidated Statements of Shareholders’ Equity

38	Notes to Consolidated Financial Statements

64	Selected Financial Data

64	Performance Graph

65	Principle Operating Units

66	Corporate Information

67	Power Award

2006 was a banner year for Manpower. The re-creation of the brand, the intensity of execution, the investment in emerging markets and the alignment of management have all created momentum that we believe, assuming the economies continue to cooperate, will allow us to expand rapidly on our successes. We have defined our key growth drivers, we have invested in them and now we are running fast.

We are building a sustainable organization with increased profitability. We have not taken our eyes off of our commitment to you, the investor, which is a four percent operating profit margin. We told you we would build toward that goal by changing the business fundamentally, rather than engaging in quick fixes. This will allow us to use the four percent milestone, not as a barometer for top performance, but rather as a platform for things to come. We believe 2006 was an important year to establish the credibility of our commitment and we fully intend to deliver.

As always, I would like to thank you, our investors, for continuing to support our organization and the growth that we are working to achieve. Our board of directors has continually gained knowledge and insight into our business, and offers valuable support and guidance that we truly appreciate.

In our business, more than many others, it is all about the people, and we are fortunate to have the best. Our success is all about the passion and dedication of 30,000 people who are the face of Manpower to our clients and partners around the world. It is their hard work and dedication that brings our brand to life. I also want to thank our 4.4 million associates who every day represent Manpower to hundreds of thousands of clients.

So there you have it…a new face and new place. Manpower is poised for continued growth and prosperity and I look forward to reporting an even better 2007.

Regards,

Jeffrey A. Joerres

Chairman, CEO & President

February 9, 2007

Our success is all about the passion and dedication of 30,000 people who are the face of Manpower to our clients and partners around the world. It is your hard work and dedication that brings our brand to life.

Shareholder’s Letter             11

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

BUSINESS OVERVIEW

Manpower Inc. is a world leader in the employment services industry. Our global network of nearly 4,400 offices in 73 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. By offering a complete range of services, we can help any company – no matter where they are in their business evolution – raise productivity through improved strategy, quality, efficiency and cost reduction across their total workforce.

Manpower Inc.’s five major brands – Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management – provide a comprehensive range of services for the entire employment and business cycle including:

•	Permanent, temporary and contract recruitment – We find the best people for all types of jobs and industries at both the staff and professional levels.

•

Employee assessment and selection – We provide a wide array of assessments to validate candidate skills and ensure a good fit between the client and the employee, which leads to higher employee retention rates.

•

Training – We offer a wide choice of training and development solutions that help our employees, associates, and clients’ workforces to improve their skills and gain qualifications that will help them to succeed in the ever-changing world of work.

•

Outplacement – We are the world’s largest outplacement firm, helping our clients better manage the human side of change by providing a positive way for employees who no longer fit the organization to transition out, obtain additional skills and find new employment elsewhere.

•

Outsourcing – We are one of the largest providers of recruitment process outsourcing in the employment services industry, enabling our clients to outsource the entire recruitment process for permanent and contingent staff to us, so they can focus on other areas of human resources.

•

Consulting – We are a leading global provider of integrated consulting solutions across the employment lifecycle. Through our Right Management subsidiary, we help clients maximize the return on their human capital investments while assisting individuals to achieve their full potential. We help clients: attract and assess top talent; develop and grow leaders; and engage and align people with strategy.

This comprehensive but balanced business mix allows us to mitigate the cyclical effects of the national economies in which we operate.

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2006, we employed 4.4 million associates who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals – all turn to Manpower and Manpower Professional for employment. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with skills they need to enter the workforce. In this way, our company is a bridge to permanent employment for those who desire it.

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

Management’s Discussion & Analysis	Manpower 2006 Annual Report 13

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

Client demand for employment services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines, while demand for our outplacement services typically accelerates.

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

Our staffing business is organized and managed primarily on a geographic basis, and Jefferson Wells and Right Management are operated as separate global business units. Each country and business unit generally has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France); Jefferson Wells; Right Management; and Other Operations.

The United States, France, EMEA, and Other Operations segments derive a significant majority of their revenues from the placement of temporary workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and development. Jefferson Wells’ revenues are derived from services related to internal controls, tax operations, finance operations and technology risk management. Right Management’s revenues are derived from outplacement and consulting services. Segment revenues represent sales to external customers. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of customers, none of which individually comprises a significant portion of revenue for us as a whole or for any segment.

FINANCIAL MEASURES – CONSTANT CURRENCY

Changes in our revenues and operating profits include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure “constant currency” in this annual report to remove the impact of currency. We express year-over-year variances that are calculated in constant currency as a percentage.

When we use the term “constant currency,” it means that we have translated financial data for a period into U.S. Dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. We use constant currency results in our analysis of subsidiary or segment performance. We also use constant currency when analyzing our performance against that of our competitors. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. Changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow or economic condition.

Constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on page 20.

RESULTS OF OPERATIONS – YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

Consolidated Results – 2006 compared to 2005

Revenues from Services increased 10.8% to $17.6 billion. Revenues were positively impacted by changes in foreign currency exchange rates during the period due to the weakening of the U.S. Dollar relative to the currencies in most of our non U.S. markets. Revenues increased 10.0% in constant currency. This growth rate is a result of increased demand for our services in most of our markets, including the U.S., France, EMEA, and Other Operations, where revenues increased 3.2%, 8.4%, 14.7% and 13.8%, respectively, on a constant currency basis. We also saw solid growth in our permanent recruitment business which increased 38.8% on a consolidated basis in constant currency.

14 Manpower 2006 Annual Report	Management’s Discussion & Analysis

Gross Profit increased 11.1% to $3.1 billion in 2006. In constant currency, Gross Profit increased 10.3%. The Gross Profit Margin was 17.9% in both 2006 and 2005. The following items impacted Gross Profit Margin (along with the impact of each on consolidated Gross Profit Margin): an increase in our permanent recruitment business (+0.27%), an increase in Gross Profit Margin in the temporary recruitment business (+0.24%), a change in the mix of services provided (-0.35%), and the impact of a 2005 French payroll tax audit settlement (-0.12%). Temporary recruitment margins have increased as a result of improved pricing discipline in some markets, including France, and improved margins in other markets as a result of lower direct costs (such as workers’ compensation and state unemployment taxes in the U.S.). The change in the mix of services is primarily due to a lower amount of revenues coming from Jefferson Wells and Right Management, where the Gross Profit Margin is generally higher than the Company average.

Selling and Administrative Expenses increased 8.8% during 2006, or 8.2% in constant currency. This increase is primarily in response to the increase in business volumes, expensing the value of stock options for the first time in 2006 ($15.8 million), certain expenses related to reorganizations ($15.9 million) and global cost reduction project costs ($9.2 million). As a percent of revenues, Selling and Administrative Expenses were 14.9% in 2006 compared to 15.2% in 2005, an improvement of 30 basis points (0.3%). This improvement reflects a favorable impact of our cost control efforts and productivity gains, as we have been able to increase the billable hours from our temporary recruitment business as well as our permanent placements without a similar increase in branch headcount. These improvements are offset by the impact of the reorganization charges and global cost reduction project costs ($25.1 million, 0.14% of revenue) and our continued investments in new offices and the permanent recruitment business in certain markets.

Operating Profit increased 24.1% over 2005, with an Operating Profit Margin of 3.0% compared to 2.7% in 2005. On a constant currency basis, Operating Profit increased 21.9%. The Operating Profit Margin improvement reflects the improvements in Gross Profit Margin and Selling and Administrative Expenses discussed above. The reorganization charges and global cost reduction project costs accounted for a 4.7% reduction in Operating Profit and a 0.14% decrease in Operating Profit Margin.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. Interest and Other Expense was expense of $50.2 million in 2006 compared to $41.8 million in 2005. Net Interest Expense decreased to $35.8 million in 2006 from $36.9 million in 2005, primarily due to an increase in interest income as a result of increased cash levels and investment rates. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the U.S. Foreign exchange losses were $3.2 million in 2006 compared to minimal gains in 2005. Miscellaneous Expense, Net, consists of bank fees and other non-operating expenses and, in 2006, was $11.2 million compared to $4.9 million in 2005. Included in 2005 is a $2.6 million non-operating gain related to an equity investment we sold in the fourth quarter of 2005.

We provided for income taxes from continuing operations at a rate of 36.6% in 2006 and 34.1% in 2005. The 2006 rate includes the impact of certain non-recurring items in the first quarter of 2006, including reorganization charges and costs related to our global cost reduction project, and the impact of the reorganization charges in the fourth quarter of 2006. Excluding the impact of these items, we provided for income taxes at a rate of 36.2% in 2006, which is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of higher foreign income tax rates, U.S. taxes on foreign earnings and U.S. state income taxes. Included in the 2005 rate is the reversal of $14.4 million of valuation allowances, as a result of certain internal corporate restructurings and transactions that were completed in 2005.

Net Earnings Per Share – Diluted increased 58.2% to $4.54 in 2006 compared to $2.87 in 2005. Net Earnings Per Share From Continuing Operations – Diluted was $3.48 in 2006 compared to $2.81 in 2005. Foreign currency exchange rates favorably impacted Net Earnings Per Share From Continuing Operations – Diluted by approximately $0.06 in 2006. Net Earnings Per Share From Continuing Operations – Basic was $3.55 in 2006 compared to $2.89 in 2005.

Weighted Average Shares – Diluted were 87.7 million in 2006 and 91.1 million in 2005. This decline is primarily a result of our repurchase of 4.0 million shares of our common stock during 2006.

In January 2006, following approval from the Swedish Competition Authorities, we sold a non-core payroll processing business in Sweden. In addition, in December 2006, we sold a non-core facilities management services business in the Nordics. Pre-tax gains of $123.5 million ($89.5 million after tax, or $1.02 per share – diluted) related to these sales were recorded in Income from Discontinued Operations in 2006. Net proceeds received from the sales of these operations were $123.9 million. Also in December 2006, we recorded a net loss of $1.7 million on the disposal of one our Right Management subsidiaries . We have recorded these gains and losses, as well as the operating results of these operations, as Income from Discontinued Operations in the consolidated statements of operations. See note 2 to the consolidated financial statements for more information regarding discontinued operations.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 15

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

Consolidated Results – 2005 compared to 2004

Revenues from Services increased 8.0% to $15.8 billion. Revenues were not significantly impacted by changes in foreign currency exchange rates during the period as revenues increased 7.9% in constant currency. This growth rate is a result of improving economic conditions and increased demand for our services in many of our markets, including France, EMEA, and Other Operations, where revenues increased 5.5%, 12.5%, and 13.5%, respectively, on a constant currency basis.

Gross Profit increased 6.1% to $2.8 billion in 2005. The Gross Profit Margin decreased 0.3% to 17.9% in 2005 from 18.2% in 2004. This decline in Gross Profit Margin is primarily due to the following (along with the impact of each on consolidated Gross Profit Margin): margin declines in EMEA staffing (-0.43%) and France (-0.16%) due to pricing pressures in these markets, and Jefferson Wells (-0.11%) due to lower staff utilizations, partially offset by a 30.1% increase in permanent recruitment fees (+0.16%).

Selling and Administrative Expenses increased 5.8% during 2005 or 5.7% in constant currency. This increase is primarily in response to the increase in business volume and reflects investments made in the permanent recruitment business and in new office openings in France, EMEA and Japan. As a percent of revenues, Selling and Administrative Expenses were 15.2% in 2005 compared to 15.5% in 2004, an improvement of 0.3%. This improvement reflects a combination of cost control efforts and productivity gains as most expense components have increased at a lower rate than revenue growth.

Operating Profit increased 7.8% over 2004, with an Operating Profit Margin of 2.7%, the same as in 2004. The Operating Profit Margin reflects the favorable impact of the cost control efforts and productivity gains, offset by the decline in Gross Profit Margin. On a constant currency basis, Operating Profit increased 8.4%.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. In total, Interest and Other Expense increased $15.6 million in 2005 from 2004. Net Interest Expense was $36.9 million in 2005 compared to $35.9 million in 2004. This increase is primarily due to higher average interest rates on our borrowings. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the United States. There were minimal gains in 2005 compared to $1.6 million of gains in 2004. Miscellaneous Expense (Income), Net, consists of bank fees and other non-operating expenses and, in 2005, was expense of $4.9 million compared to income of $8.1 million in 2004. Included in 2005 is a $2.6 million non-operating gain related to an equity investment we sold in the fourth quarter. Proceeds from this transaction were received in the first quarter of 2006. The income in 2004 includes non-operating gains of $14.2 million ($0.11 per diluted share), primarily related to the sale of our equity interest in a European internet job board during the first quarter of 2004. Net proceeds from this transaction were $29.8 million.

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

Net Earnings Per Share – Diluted increased 10.8% to $2.87 in 2005 compared to $2.59 in 2004. Net Earnings Per Share from Continuing Operations – Diluted increased 7.7% to $2.81 in 2005 compared to $2.61 in 2004. Foreign currency exchange rates negatively impacted Net Earnings Per Share from Continuing Operations – Diluted by approximately $0.02 in 2005. Net Earnings Per Share from Continuing Operations – Basic was $2.89 in 2005 compared to $2.78 in 2004.

Weighted Average Shares – Diluted were 91.1 million in 2005 and 96.8 million in 2004. This decline is primarily a result of the redemption of our Zero Coupon Convertible Debentures in March 2005 and our repurchase of 5.3 million shares of our common stock during 2005.

16 Manpower 2006 Annual Report	Management’s Discussion & Analysis

Segment Results

U.S. – The U.S. operation is comprised of 540 Company-owned branch offices and 319 stand alone franchise offices. Revenues in the U.S. consist of sales of services by our Company-owned branch offices and fees from our franchise operations. Revenues for the year were $2.1 billion, an increase of 3.2%, and include franchise fees of $24.4 million. Franchise fees are primarily based on revenues generated by the franchise network, which were $1.1 billion in 2006.

Revenue growth in the U.S. was 7.2% in the first quarter of 2006, however growth trends gradually declined throughout the year and contracted 1.2% in the fourth quarter. Permanent recruitment revenue was strong throughout the year, increasing 66.1%. Temporary recruitment revenues from light industrial and industrial skilled workers, which account for about 61% of our U.S. revenues, had strong growth rates in the first three quarters of the year, followed by a decline in growth rates in the fourth quarter. The professional business continued to show improving revenue growth rates throughout 2006 while revenues from the placement of our skilled office workers declined throughout the year.

The Gross Profit Margin increased compared to 2005 due to an increase in permanent recruitment revenues and improved margins on the temporary recruitment business, partly due to decreases in state unemployment taxes and lower workers’ compensation expense.

Selling and Administrative Expenses increased 7.4% during the year due to higher personnel costs, primarily to support the growth in the permanent recruitment business, and higher advertising costs, resulting from the launch of the new brand in February 2006.

Operating Unit Profit for the year increased by 27.2% to $87.4 million. Our Operating Unit Profit Margin increased to 4.1% of revenues from 3.4% of revenues in 2005, due to the increase in Gross Profit Margin. Operating Unit Profit Margin showed year-over- year improvement in each quarter of 2006. For the definition of Operating Unit Profit refer to note 15 of the consolidated financial statements.

France – Revenues in France increased 9.9% to $6.0 billion. In Euro, French revenues increased 8.3% to 4.8 billion. On an average daily basis, revenue growth trends were stable throughout the year.

Gross Profit Margin declined slightly compared to the prior year as we recorded a favorable adjustment of $18.5 million in 2005 primarily related to a settlement of a payroll tax audit. Excluding this adjustment, Gross Profit Margin was stable between years.

Selling and Administrative Expenses increased 4.2% from 2005 due primarily to investments made in the permanent recruitment business. In 2005, we recorded $16.4 million of non-recurring costs in the fourth quarter, primarily related to reorganization charges. Excluding these costs, Selling and Administrative Expenses increased 7.6%.

Operating Unit Profit was $203.3 million, an increase of 20.5% from the prior year. Operating Unit Profit Margin was 3.4%, an increase from 3.1% in 2005. This increase primarily reflects improved productivity and leveraging of Selling and Administrative Expenses. Operating Unit Profit was favorably impacted in 2005 by $2.1 million, as a result of the payroll tax audit settlement offset by the reorganization charges.

As a result of a law change which ended the French Job Center’s (ANPE’s) control of the placement of the unemployed, companies that provide temporary recruitment services were allowed to also offer permanent recruitment services beginning January 1, 2005. We expect these services will have a long-term benefit for our French business.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 17

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

EMEA – The EMEA region includes our operations in Europe, the Middle East and Africa (excluding France), which covers a total of 24 countries delivering services through approximately 1,586 offices. In addition to employment services delivered under the Manpower brand, this region also includes Elan, which is a leading IT recruitment, staffing and managed services firm operating across 17 countries in the region, and Brook Street, which provides general staffing and recruitment services in the United Kingdom. The largest operations in this segment are the U.K., Italy, the Nordics, Elan and Germany which comprise 20%, 17%, 15%, 13% and 8% of EMEA revenues, respectively.

Revenues in EMEA increased 16.3% in 2006 to $6.4 billion, or 14.7% in constant currency. Revenue growth improved at most entities in the region, with significant local currency growth coming from the Netherlands (+27.5%), Belgium (+25.4%), the Nordics (+24.7%), Italy (+24.2%), Elan (+16.5%), Germany (+14.6%), and Spain (+12.1%), offset by declining revenues at Manpower in the U.K.

The Gross Profit Margin increased from the prior year primarily due to the increase in permanent recruitment revenues and improved pricing discipline in many markets. Permanent recruitment revenues increased 30.7% on a constant currency basis during the year.

Selling and Administrative Expenses increased 14.2%, or 12.8% in constant currency, primarily due to the cost of supporting the increased business volumes. A portion of the increase in 2006 is due to $7.8 million of reorganization charges recorded in the U.K. in the first quarter. Selling and Administrative Expenses as a percent of revenues decreased during the year primarily due to productivity improvements, as EMEA has been able to increase the billable hours from the temporary recruitment business and increase permanent placements without a similar increase in branch headcount.

Operating Unit Profit was $220.2 million, an increase of 52.9%, or 48.1% in constant currency. The Operating Unit Profit Margin increased to 3.5% from 2.6% in 2005, primarily the result of leveraging our expense base with the increased revenue and gross profit levels.

Jefferson Wells – Jefferson Wells provides highly skilled project personnel along four primary business lines – internal controls, tax operations, finance operations and technology risk management. Our services are provided through 54 offices, which include major U.S. metropolitan markets, Toronto and five European cities. The majority of employees assigned by Jefferson Wells are full-time company employees and therefore employee utilization is a significant factor in determining Gross Profit Margins.

Revenues decreased during the year, to $373.0 million from $386.2 million in 2005 due primarily to a decline in demand for Sarbanes-Oxley related control services. Jefferson Wells expects to see continuing declines in its Sarbanes-Oxley-related services. However, we expect these declines to be offset by strong growth in other business lines in 2007.

Gross Profit Margins have declined from the prior year level primarily due to a change in the mix of business and the impact of a large client contract that had a lower than average Gross Profit Margin.

Selling and Administrative Expenses decreased by 6.1% mainly due to a reduction in office expenses as a result of cost control efforts.

Operating Unit Profit was $31.9 million, or 8.6% of revenue, compared to $33.3 million, or 8.6% of revenue in 2005. This decrease in Operating Unit Profit is due to lower revenues in 2006.

18 Manpower 2006 Annual Report	Management’s Discussion & Analysis

Right Management – Right Management is the world’s largest outplacement and consulting services firm, operating through 215 offices in 35 countries.

Revenues decreased during the year to $387.3 million, from $401.8 million in 2005. This decrease is primarily the result of lower demand for outplacement services as economies in major markets continue to improve, offset by improving demand for the consulting services. In constant currency, Right Management revenues declined throughout the year, with some improvement in the fourth quarter.

Gross Profit Margins have declined slightly as a result of changes in the mix of business between outplacement and consulting services.

Selling and Administrative Expenses decreased by 4.5% due to reduced personnel and office expenses in response to the slowing revenue levels. Expenses include $8.1 million of severance costs recorded in 2006, $6.9 million of which was recorded in the fourth quarter.

Operating Unit Profit was $18.3 million compared to $25.7 million in 2005, a decrease of 28.8% (28.2% in constant currency). The Operating Unit Profit Margin decreased to 4.7% in 2006 from 6.4%. The severance costs recorded in 2006 relating to reorganization accounted for a 2.1% reduction in Operating Unit Profit Margin.

Other Operations – The Other Operations segment includes our operations in the Asia Pacific region, Canada, Mexico and South America, delivering service through 513 offices. Our largest country operation within this segment is Japan, which accounts for almost 40% of the segment’s revenues.

Revenues in the segment improved 11.8% to $2.3 billion, or 13.8% in constant currency. This strong constant currency revenue growth was fueled by Argentina (+45.1%), Mexico (+25.0%) and Japan (+6.0%). India and China also experienced significant growth with both reporting revenues at least double that of 2005. Permanent recruitment revenues increased 32.4% in constant currency as a result of ongoing investments in this business.

The Gross Profit Margin remained flat in 2006 compared to 2005 primarily due to an increase in permanent recruitment fees offset by the impact of a shift in the business mix toward those countries with lower gross profit margins.

Selling and Administrative Expenses increased 12.5% during the year to support the increased revenue levels and as a result of investments in new offices and the permanent recruitment business in certain markets.

Operating Unit Profit increased 16.0% to $69.9 million, or 19.6% in constant currency. The Operating Unit Profit Margin increased to 3.0% compared to 2.9% in 2005, primarily due to better leveraging of expenses.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 19

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

FINANCIAL MEASURES – CONSTANT CURRENCY RECONCILIATION

Certain constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency on page 14 for further information.)

Amounts represent 2006 Percentages represent 2006 compared to 2005	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency
Revenues from Services
United States	$2,114.9	3.2%	—%	3.2%
France	6,019.1	9.9	1.5	8.4
EMEA	6,363.3	16.3	1.6	14.7
Jefferson Wells	373.0	(3.4)	—	(3.4)
Right Management	387.3	(3.6)	0.6	(4.2)
Other Operations	2,304.9	11.8	(2.0)	13.8

Manpower Inc.	17,562.5	10.8	—	10.0
Gross Profit - Manpower Inc.	3,146.0	11.1	0.8	10.3
Operating Unit Profit
United States	87.4	27.2	—	27.2
France	203.3	20.5	2.9	17.6
EMEA	220.2	52.9	4.8	48.1
Jefferson Wells	31.9	(4.2)	—	(4.2)
Right Management	18.3	(28.8)	(0.6)	(28.2)
Other Operations	69.9	16.0	(3.6)	19.6
Operating Profit – Manpower Inc.	532.1	24.1	2.2	21.9

Amounts represent 2005 Percentages represent 2005 compared to 2004	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency
Revenues from Services
United States	$2,048.3	0.4%	—%	0.4%
France	5,475.8	5.3	(0.2)	5.5
EMEA	5,471.2	12.0	(0.5)	12.5
Jefferson Wells	386.2	13.4	—	13.4
Right Management	401.8	(5.4)	0.5	(5.9)
Other Operations	2,062.1	15.5	2.0	13.5

Manpower Inc.	15,845.4	8.0	—	7.9
Gross Profit - Manpower Inc.	2,831.8	6.1	—	6.1
Operating Unit Profit
United States	68.7	39.3	—	39.3
France	168.7	(5.6)	(0.8)	(4.8)
EMEA	144.1	23.1	(2.8)	25.9
Jefferson Wells	33.3	(35.2)	—	(35.2)
Right Management	25.7	1.4	4.6	(3.2)
Other Operations	60.4	33.3	2.3	31.0
Operating Profit – Manpower Inc.	428.8	7.8	(0.6)	8.4

20 Manpower 2006 Annual Report	Management’s Discussion & Analysis

CASH SOURCES AND USES

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities. We believe that our internally generated funds and our existing credit facilities are sufficient to cover our near-term projected cash needs.

Our principal ongoing cash needs are to finance working capital, capital expenditures, debt payments, share repurchases and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market where we operate.

During 2006, cash provided by operating activities was $359.1 million, compared to $268.8 million for 2005 and $188.3 million for 2004. The change in 2006 from 2005 is due to the higher earnings level and an improved working capital position.

Accounts Receivable increased to $3,837.2 million as of December 31, 2006 from $3,208.2 million as of December 31, 2005. This increase is due primarily to changes in foreign currency exchange rates and increased business volumes. At constant exchange rates, the Accounts Receivable balance at December 31, 2006 would have been approximately $314.0 million lower than reported. Days Sales Outstanding (”DSO”) remained relatively stable during 2006, decreasing slightly from 2005.

Capital expenditures were $80.0 million, $77.6 million and $67.9 million during 2006, 2005 and 2004, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $12.0 million, $6.5 million and $2.7 million in 2006, 2005 and 2004, respectively.

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions was $13.0 million, $12.9 million and $117.3 million in 2006, 2005 and 2004, respectively. The 2004 amount includes amounts related to the acquisition of Right Management, including the payment of acquisition-related costs and the $123.8 million repayment of Right Management’s long-term debt, offset by and cash acquired of approximately $39.5 million. We financed the acquisition-related costs and the debt repayment with excess cash and borrowings under our U.S. Receivables Facility which were repaid in 2004.

In January 2006, following approval from the Swedish Competition Authorities, we sold a non-core payroll processing business in Sweden. In addition, in December 2006, we sold our Nordic non-core facilities management services business. Pre-tax gains of $123.5 million ($89.5 million after tax, or $1.02 per share – diluted) related to these sales were recorded in 2006. Net proceeds from these transactions of $123.9 million were received in 2006.

Net debt borrowings were $2.2 million for 2006, compared to repayments of $31.8 million for 2005 and borrowings of $5.7 million for 2004. We use excess cash to pay down borrowings under various facilities when appropriate.

In October 2006, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $325.0 million. In each of October 2004 and 2005, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $250.0 million. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. The repurchases under the 2004 authorization were completed in 2005 and the repurchases under the 2005 authorization were completed during 2005 and the first eight months of 2006. We repurchased the entire 5.0 million shares of common stock at a total cost of $203.5 million under the 2004 authorization and 4.3 million shares at a total cost of $250.0 million under the 2005 authorization. There were no share repurchases in 2004 and there were no repurchases under the 2006 authorization as of December 31, 2006.

During each of 2006, 2005 and 2004, the Board of Directors declared total cash dividends of $0.59, $0.47 and $0.30 per share, respectively. Our total dividend payments were $50.9 million, $41.2 million and $27.1 million in 2006, 2005 and 2004, respectively.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 21

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

We have aggregate commitments of $1,855.3 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

in Millions	2007	2008	2009	2010	2011	Thereafter
Long-term debt including interest	$37.7	$37.4	$36.4	$165.5	$30.4	$682.8
Short-term borrowings	30.2	—	—	—	—	—
Operating leases	180.8	144.7	113.3	78.8	71.9	137.0
Severances and other office closure costs	17.4	1.4	0.7	0.2	0.2	—
Other	24.5	11.4	9.5	9.2	8.6	25.3

	$290.6	$194.9	$159.9	$253.7	$111.1	$845.1

In connection with the 2004 acquisition of Right Management, we established reserves totaling $24.5 million for severance and other office closure costs, related to streamlining Right Management’s worldwide operations. As of December 31, 2006, approximately $22.0 million has been paid from these reserves, of which $2.6 million was paid in 2006. The remaining $2.5 million, which primarily represents future operating lease costs, will be paid by 2008.

In the first quarter of 2006, we recorded expenses totaling $9.5 million in the U.K. and $1.2 million at Right Management for severances and other office closure costs related to reorganizations at these entities. Of the $9.5 million in the United Kingdom, $5.4 million was paid during 2006, and we expect a majority of the remaining $4.1 million will be paid in 2007. All of the reorganization costs at Right Management were paid during the three months ended March 31, 2006. In the fourth quarter of 2006, we recorded expenses totaling $6.9 million at Right Management for severances, $0.3 million of which was paid in 2006, and we expect a majority of the remaining $6.6 million will be paid in 2007.

In 2005, we recorded total expenses of $15.3 million in France and $4.0 million at Right Management for severance costs related to reorganizations in these entities. As of December 31, 2006, $8.6 million of the amount recorded in France has been paid from this reserve, $7.3 million of which was paid in 2006. The remaining $6.7 million will be paid in 2007. The full $4.0 million recorded at Right Management was paid in 2005.

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $136.5 million and $128.6 million as of December 31, 2006 and 2005, respectively ($61.6 million and $41.0 million for guarantees, respectively, and $74.9 million and $87.6 million for stand-by letters of credit, respectively). Guarantees primarily relate to debt facilities and bank accounts. The stand-by letters of credit relate to workers’ compensation and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above.

CAPITAL RESOURCES

Total capitalization as of December 31, 2006 was $3,297.4 million, comprised of $823.2 million in debt and $2,474.2 million in equity. Debt as a percentage of total capitalization was 25% as of December 31, 2006 compared to 26% as of December 31, 2005. This decrease is primarily a result of higher equity levels.

On June 14, 2006, we offered and sold €200.0 million aggregate principal amount of 4.75% notes due June 14, 2013 (the “€200 million Notes”). The net proceeds of €198.1 million ($249.5 million) were invested in cash equivalents until July 26, 2006, when they were used to repay our €200.0 million notes due July 2006 (the “1999 €200 million Notes”) as described below. The €200 million Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 million ($1.6 million) will be amortized to interest expense over the term of the €200 million Notes. Interest is payable annually on June 14 beginning in 2007. The €200 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €200 million Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €200 million Notes. The €200 million Notes also contain certain customary restrictive covenants and events of default.

22 Manpower 2006 Annual Report	Management’s Discussion & Analysis

Our 1999 €200 million Notes ($254.3 million), were retired on July 26, 2006 with the net proceeds from the €200 million Notes and other available cash.

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

Our €150.0 million notes ($198.4 million), due March 2005, were retired on March 7, 2005, with available cash, along with derivative financial instruments to swap these notes to floating U.S. LIBOR, which expired concurrently with the notes. Cash received from settlement of the foreign currency component of these derivative financial instruments was approximately $50.7 million, resulting in a net repayment of $147.7 million related to the €150.0 million notes and is reflected in cash flows from financing activities on the consolidated statements of cash flows.

On June 1, 2005, we offered and sold €300.0 million aggregate principal amount of 4.50% notes due June 1, 2012 (the “€300.0 million Notes”). Net proceeds of approximately €297.7 million ($372.3 million) were used to repay a portion of the outstanding indebtedness under our revolving credit facility and U.S. Receivables Facility, to fund our share repurchase program, and for general corporate purposes. The €300.0 million Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 million ($1.8 million) will be amortized to interest expense over the term of the notes. Interest is payable annually on June 1. The €300.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €300.0 million Notes, in whole but not in part, at our option at any time for a redemption price as defined in the agreement. These notes also contain certain customary restrictive covenants and events of default.

Our Euro-denominated borrowings have been designated as a hedge of our net investment in subsidiaries with a Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all foreign exchange gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income. (See Significant Matters Affecting Results of Operations and Notes 8 and 13 to the consolidated financial statements for further information.)

We have a $625.0 million revolving credit agreement (the “credit agreement”) with a syndicate of commercial banks. The credit agreement allows for borrowings in various currencies and up to $150.0 million may be used for the issuance of standby letters of credit. Outstanding letters of credit issued under the credit agreement totaled $4.0 million and $85.8 million as of December 31, 2006 and 2005, respectively. Beginning in 2006, the letters of credit outstanding under the credit agreement were substantially reduced as certain letters of credit have been issued directly by third parties rather than under the credit agreement. Additional borrowings of $489.0 million were available to us under the credit agreement as of December 31, 2006.

In January 2006, the agreement was amended to extend the expiration date to October 2010, from October 2009, and to revise the borrowing margin and reflect improved market pricing conditions. The borrowing margin and facility fee on the agreement, as well as the fee paid for the issuance of letters of credit under the credit agreement, vary based on our public debt ratings and borrowing level. As of December 31, 2006 the interest rate under the agreement was LIBOR plus 0.50% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees were 0.125% and 0.50%, respectively.

The credit agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the credit agreement, we had a Debt-to-EBITDA ratio of 1.33 to 1 and a fixed charge ratio of 3.08 to 1 as of December 31, 2006. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 23

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

There were no borrowings outstanding under our $125.0 million U.S. commercial paper program as of December 31, 2006 and 2005.

One of our wholly-owned U.S. subsidiaries has an agreement to transfer, on an ongoing basis, an interest in up to $200.0 million of its Accounts Receivable. The terms of this agreement are such that transfers do not qualify as a sale of Accounts Receivable. Accordingly, any advances under this agreement are reflected as debt on the consolidated balance sheets. In July 2006, we amended the agreement to extend it to July 2007. All other terms remain substantially unchanged. No amounts were advanced under this facility as of December 31, 2006 and 2005.

In addition to the previously mentioned facilities, we maintain separate bank facilities with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2006, such facilities totaled $313.3 million, of which $283.1 million was unused. Due to limitations on subsidiary borrowings in our credit agreement, additional borrowings of $116.8 million could have been made under these lines as of December 31, 2006. Under the credit agreement effective January 2006, total subsidiary borrowings cannot exceed $150.0 million in the first, second and fourth quarters, and $300.0 million in the third quarter of each year, an increase from the previous $125.0 million limit.

As of the date of this report, our credit rating from Moody’s Investors Service is Baa3 with a positive outlook and our credit rating from Standard & Poor’s is BBB-with a positive outlook. Both of these credit ratings are investment grade.

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

Bad Debt Expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense and was $27.4 million, $22.9 million and $27.3 million, for 2006, 2005 and 2004, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $14.1 million, $18.3 million and $21.9 million, for 2006, 2005 and 2004, respectively.

Employment-Related Items

The employment of temporary workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers’ compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels. These reserves involve significant estimates or judgments or are material to our financial statements.

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the U.S., France, the U.K., Japan and other European countries. Annual expense relating to these plans is recorded as Selling and Administrative Expense. The consolidated annual expense is estimated to be approximately $17.1 million in 2007, compared to $16.8 million, $18.2 million and $15.6 million in 2006, 2005 and 2004, respectively.

The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review peer data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets. We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.

24 Manpower 2006 Annual Report	Management’s Discussion & Analysis

We used a weighted-average discount rate of 5.8% for the U.S. plans and 4.6% for the non-U.S. plans in determining the estimated pension expense for 2007. These rates compare to the 5.5% and 4.6% weighted-average discount rates for the U.S. plans and non-U.S. plans, respectively, used in determining the estimated pension expense for 2006, and reflect the current interest rate environment. Absent any other changes, a 25 basis point change in the weighted-average discount rate would impact consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.9 million for the non-U.S. plans. We have selected a weighted-average expected return on plan assets of 8.0% for the U.S. plans and 5.3% for the non-U.S. plans in determining the estimated pension expense for 2007. The comparable rates used for the calculation of the 2006 pension expense were 8.0% and 5.1% for the U.S. plans and non-U.S. plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.4 million for the non-U.S plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 9 to the consolidated financial statements for further information.)

U.S. Workers’ Compensation

In the U.S., we are self-insured in most states for workers’ compensation claims for our temporary employees. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2006 and 2005 was $99.3 million and $106.5 million, respectively. Workers’ compensation expense is recorded as a component of Cost of Services.

There are two main factors that impact workers’ compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers’ compensation expense in the U.S. by approximately $4.0 million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. During 2006, we saw a decline in workers’ compensation expense, primarily as a result of changes in business mix and an increased focus on safety, which included increased training of temporary workers and customer site reviews. Given current claims experience and cost per claim, we do not expect a significant change in our workers’ compensation reserve in the near term.

Social Program Remittances and Payroll Tax Audit Exposure

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

In France, in particular, the government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). Due to the number of new programs or program changes, and the complexity of compliance, we may have adjustments to the amount of reductions claimed as a result of the audits.

We make an estimate of the additional remittances that may be required on a country-by-country basis, and record the estimate as a component of Cost of Services or Selling and Administrative Expenses, as appropriate. Each country’s estimate is based on the results of past audits and the number of years that have not yet been audited, with consideration for changing business volumes and changes to the payroll tax regulations. To the extent that our actual experience differs from our estimates, we will need to make adjustments to our reserve balance, which will impact the results of the related operation and the operating segment in which it is reported. Other than France, we have not had any significant adjustments to the amounts recorded as a result of any payroll tax audits, and we do not expect any significant adjustments to the recorded amounts in the near term.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 25

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

In France, we settled the audit for payroll tax remittances made during 2001, 2002 and 2003. As a result, we reduced our liability related to these remittances by $9.0 million in the fourth quarter of 2005. During 2004, based on the status of the audit at that time we increased our estimated liability related to these remittances by $12.8 million. We currently maintain a reserve in France for the unaudited years, which has been estimated based on the results of past audits and changes in business volumes. We do not expect any significant adjustments to the recorded amount in the near term.

Deferred Revenue

We recognize revenue under the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition” (”SAB 104”). SAB 104 generally provides that revenue for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on statistically valid data for the specific type of program. If statistically valid data is not available, then we recognize outplacement revenue on a straight-line basis over the actual term of the agreements. For group programs and large projects within the outplacement and consulting lines of business, we defer and recognize revenue over the period in which the contracts are completed. The difference between the amount billed for services and the amount recognized as revenue is recorded as Deferred Revenue, which is included in Accrued Liabilities in our consolidated balance sheets.

Significant factors impacting Deferred Revenue are the type of programs sold, the level of current billings for new programs and projects, and the average length of the programs. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred Revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred Revenue. As of December 31, 2006 and 2005, we had $46.4 million and $42.7 million of Deferred Revenue, respectively.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (”SFAS”)No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

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

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our largest locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year. For 2007, we expect our effective tax rate will be approximately 36.5%.

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

We have completed our annual impairment review for 2006 and determined there to be no impairment of either goodwill or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2007.

26 Manpower 2006 Annual Report	Management’s Discussion & Analysis

We may be required to perform an impairment review prior to our scheduled annual review if certain events occur, including lower-than-forecasted earnings levels for certain reporting units. In addition, changes to other assumptions could significantly impact our estimate of the fair value of our reporting units. Such a change may result in an impairment charge, which could have a significant impact on the reportable segment that includes the related reporting unit and our consolidated financial statements.

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

Approximately 85% of our revenues and profits are generated outside of the U.S., with approximately 50% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the weighted-average exchange rate for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2006, the U.S. Dollar weakened relative to many of the currencies of our major markets. Revenues from Services and Operating Profit in constant currency were approximately 0.8% and 2.2%, respectively, lower than reported. If the U.S. Dollar had weakened an additional 10% during 2006, Revenues from Services would have increased by approximately 8.5% and Operating Profit would have increased by approximately 6.3% from the amounts reported.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders’ Equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders’ Equity as a component of Accumulated Other Comprehensive Income. The U.S. Dollar weakened relative to many foreign currencies as of December 31, 2006 compared to December 31, 2005. Consequently, Shareholders’ Equity increased by $131.8 million as a result of the change in Accumulated Other Comprehensive Income during the year. If the U.S. Dollar had weakened an additional 10% during 2006, resulting translation adjustments recorded in Shareholders’ Equity would have increased by approximately $124.4 million from the amounts reported.

Although currency fluctuations impact our reported results and Shareholders’ Equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross border transfers of funds, except for transfers to the U.S. for payment of license fees and interest expense on intercompany loans, working capital loans made between the U.S. and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.

As of December 31, 2006, there was a £4.5 million ($8.8 million) forward contract that relates to cash flows owed to our foreign subsidiaries in March 2007. In addition, a €3.5 million ($4.7 million) forward contract is outstanding relating to cash flows owed for interest due on our €200 million Notes and €300 million Notes in June 2007. All such contracts entered into during 2006, whether designated as cash flow hedges or fair value hedges, were considered highly effective, as defined by SFAS No. 133, as amended. The effective portions of the changes in the fair value of the cash flow hedges are recorded as a component of Accumulated Other Comprehensive Income and recognized in the consolidated statements of operations when the hedged item affects earnings. For a fair value hedge the gain or loss attributable to the change in fair value of the derivative as well as the hedged item is recognized in earnings in the period of change.

As of December 31, 2006, we had $789.0 million of long-term borrowings denominated in Euros (€600.0 million) which have been designated as a hedge of our net investment in subsidiaries with the Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income. Shareholders’ Equity increased by $50.2 million, net of tax, due to changes in Accumulated Other Comprehensive Income during the year due to the currency impact on these borrowings.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 27

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed-and variable-rate borrowings and interest rate swap agreements. As of December 31, 2006, we had the following fixed-and variable-rate borrowings:

	Fixed		Variable		Total
	Amount	Weighted- Average Interest Rate	Amount	Weighted- Average Interest Rate	Amount	Weighted- Average Interest Rate
Excluding interest rate swap agreements	$661.0	4.9%	$162.2	4.6%	$823.2	4.8%
Including impact of swap agreements	793.0	5.1%	30.2	10.8%	823.2	5.3%

We have various interest rate swap agreements in order to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements, with a notional value of €100.0 million ($132.0 million), fix the interest rate, on a weighted-average basis, at 5.71% and expire in 2010.

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate as of December 31, 2006. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro and British Pound to the U.S. Dollar.

The hypothetical impact on 2006 earnings and Accumulated Other Comprehensive Income of the stated change in rates is as follows:

	Movements In Exchange Rates				Movements In Interest Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation		10% Decrease	10% Increase
€200 million, 4.86% Notes due June 2013	$26.4	(1)	$(26.4	) (1)	—	—
€300 million, 4.58% Notes due June 2012	39.6	(1)	(39.6	) (1)	—	—
Revolving credit agreement:
€100 million Euro Borrowings	13.2	(1)	(13.2	)(1)	0.4	(0.4)
€100 million Interest Rate Swaps	—		—		(0.4)	0.4
Forward contracts:
$4.7 million to €3.5 million	(0.5)		0.5
$8.8 million to £4.5 million	(0.9)		0.9

	$77.8		$(77.8)		$—	$—

(1)	Exchange rate movements are recorded through Accumulated Other Comprehensive Income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a Euro functional currency.

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the foreign contracts, are as follows:

Market Sensitive Instrument	10% Decrease	10% Increase
Fixed Rate Debt:
€200 million, 4.86% Notes due June 2013	$26.2 (1)	$(26.2	)(1)
€300 million, 4.58% Notes due June 2012	39.1 (1)	(39.1	)(1)
Derivative Instruments:
€100 million Interest Rate Swaps	(1.5)	1.7
Forward contacts:
$4.7 million to €3.5 million	(0.5)	0.5
$8.8 million to £4.5 million	(0.9)	0.9

(1)	This change in fair value is not recorded in the financial statements, however disclosure of the fair value is included in Note 8 to the consolidated financial statements.

28 Manpower 2006 Annual Report	Management’s Discussion & Analysis

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

Legal Regulations

The employment services industry is closely regulated in all of the major markets in which we operate except the U.S. and Canada. Many countries impose licensing or registration requirements and substantive restrictions on temporary employment services, either on the provider of temporary staffing or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which employment services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the customer); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of customers to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company-by-company) basis. Changes in these collective bargaining agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of employment services firms, including us.

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

Recently Issued Accounting Standards

During July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Related Implementation Issues,” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective as for fiscal years beginning January 1, 2007. We expect the adoption of this new standard to be immaterial to the consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements (”SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for us in 2008. We are currently assessing the impact of the adoption of this statement.

During September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), (“SFAS 158”). SFAS 158 requires that we recognize the overfunded or underfunded status of our defined benefit and retiree medical plans (our “Plans”) as an asset or liability in our consolidated balance sheets, with changes in the funded status recognized through comprehensive income in the year in which they occur. We adopted SFAS 158 as of December 31, 2006. The net impact of the initial application of SFAS 158 was $6.7 million, which resulted in a reduction in Shareholders’ Equity on our consolidated balance sheet. See Note 9 for the incremental effect of adopting SFAS 158 on individual line items in our consolidated balance sheet. SFAS 158 had no impact on our consolidated statements of operations or cash flows for the year ending December 31, 2006. SFAS 158 also requires us to measure the funded status of our Plans as of the balance sheet date, rather than as of an earlier measurement date, by 2008. We do not expect the impact of the change in measurement date to have a material impact on our consolidated financial statements.

Management’s Discussion & Analysis	Manpower 2006 Annual Report 29

MANAGEMENT’S DISCUSSION & ANALYSIS

of financial condition and results of operations

Forward-Looking Statements

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2006, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

30 Manpower 2006 Annual Report	Management’s Discussion & Analysis

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

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2006.

Our assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

February 20, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. and its subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payments.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Deloitte & Touche LLP

Milwaukee, Wisconsin

February 20, 2007

Management Report on Internal Control Over Financial Reporting	Manpower 2006 Annual Report 31

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC.:

We have audited management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that Manpower Inc. and its subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the COSO. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated February 20, 2007 expressed an unqualified opinion on those financial statements (which report includes an explanatory paragraph relating to the Company’s adoption of Statement of Financial Accounting Standards No. 123(R), Share-Based Payments, on January 1, 2006, as described in Note 3).

Deloitte & Touche LLP

Milwaukee, Wisconsin

February 20, 2007

32 Manpower 2006 Annual Report	Report of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC.:

In our opinion, the consolidated statements of operations, cash flows and shareholders’ equity for the year ended December 31, 2004 present fairly, in all material respects, the results of operations and cash flows of Manpower Inc. and its subsidiaries for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin

February 16, 2005, except as to Notes 1, 2 and 15

    which are as of February 9, 2007

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On July 27, 2005, the Audit Committee of the Board of Directors of Manpower Inc. (the “Company”) dismissed PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm and appointed Deloitte & Touche LLP as the Company’s new independent registered public accounting firm.

PricewaterhouseCoopers LLP’s reports on the Company’s consolidated financial statements for the year ended December 31, 2004 did not contain an adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principle.

During the year ended December 31, 2004, and the subsequent interim period through July 29, 2005, there were no disagreements between the Company and PricewaterhouseCoopers LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to PricewaterhouseCoopers LLP’s satisfaction, would have caused them to make reference to the subject matter of the disagreement in connection with their reports on the financial statements of the Company for such years.

None of the reportable events described in Item 304 (a)(1)(v) of Regulation S-K occurred during the years ended December 31, 2004 or during the subsequent interim period through July 29, 2005.

The Company has provided PricewaterhouseCoopers LLP with a copy of the foregoing disclosures.

During the years ended December 31, 2004, and the subsequent interim period through July 29, 2005, the Company did not consult with Deloitte & Touche LLP regarding any of the matters or events set forth in Item 304 (a)(2)(i) and (ii) of Regulation S-K.

Certifications

Manpower has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2006, Jeffrey A. Joerres, Manpower’s Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by Manpower of the NYSE’s corporate governance listing standards.

Report of Independent Registered Public Accounting Firm	Manpower 2006 Annual Report 33

CONSOLIDATED STATEMENT OF OPERATIONS

in millions, except per share data

Year Ended December 31	2006	2005	2004
Revenues from Services	$17,562.5	$15,845.4	$14,675.0
Cost of services	14,416.5	13,013.6	12,005.7

Gross profit	3,146.0	2,831.8	2,669.3
Selling and administrative expenses	2,613.9	2,403.0	2,271.5

Operating profit	532.1	428.8	397.8
Interest and other expense	50.2	41.8	26.2

Earnings before income taxes and discontinued operations	481.9	387.0	371.6
Provision for income taxes	176.2	131.9	124.3

Net earnings from continuing operations	305.7	255.1	247.3
Income (loss) from discontinued operations, net of income taxes	92.3	5.0	(1.6)

Net earnings	$398.0	$260.1	$245.7

Net earnings per share - basic:
Continuing operations	$3.55	$2.89	$2.78
Discontinued operations	1.07	0.06	(0.02)

Total	$4.62	$2.95	$2.76

Net earnings per share - diluted:
Continuing operations	$3.48	$2.81	$2.61
Discontinued operations	1.06	0.06	(0.02)

Total	$4.54	$2.87	$2.59

Weighted average shares - basic	86.2	88.1	88.9

Weighted average shares - diluted	87.7	91.1	96.8

The accompanying notes to consolidated financial statements are an integral part of these statements.

34 Manpower 2006 Annual Report	Consolidated Statements of Operations

CONSOLIDATED BALANCE SHEETS

in millions, except share and per share data

December 31	2006	2005
ASSETS

Current Assets
Cash and cash equivalents	$687.9	$454.9
Accounts receivable, less allowance for doubtful accounts of $109.9 and $86.5, respectively	3,837.2	3,208.2
Prepaid expenses and other assets	90.5	107.5
Future income tax benefits	66.4	71.1

Total current assets	4,682.0	3,841.7

Other Assets
Goodwill	972.6	923.9
Intangible assets, less accumulated amortization of $41.6 and $29.8, respectively	321.0	332.6
Other assets	336.4	273.8

Total other assets	1,630.0	1,530.3

Property and Equipment
Land, buildings, leasehold improvements and equipment	693.2	642.4
Less: accumulated depreciation and amortization	491.1	446.0

Net property and equipment	202.1	196.4

Total assets	$6,514.1	$5,568.4

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$889.9	$685.4
Employee compensation payable	180.7	150.6
Accrued liabilities	562.1	435.4
Accrued payroll taxes and insurance	699.9	607.2
Value added taxes payable	517.0	441.9
Short-term borrowings and current maturities of long-term debt	32.0	260.0

Total current liabilities	2,881.6	2,580.5

Other Liabilities
Long-term debt	791.2	475.0
Other long-term liabilities	367.1	366.3

Total other liabilities	1,158.3	841.3

Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 102,606,425 and 101,239,813 shares, respectively	1.0	1.0
Capital in excess of par value	2,420.7	2,346.7
Retained earnings	617.0	269.9
Accumulated other comprehensive income (loss)	120.6	(11.0)
Treasury stock at cost, 17,536,421 and 13,867,805 shares, respectively	(685.1)	(460.0)

Total shareholders’ equity	2,474.2	2,146.6

Total liabilities and shareholders’ equity	$6,514.1	$5,568.4

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

Consolidated Balance Sheets	Manpower 2006 Annual Report 35

CONSOLIDATED STATEMENTS OF CASH FLOWS

in millions

Year Ended December 31	2006	2005	2004
Cash Flows from Operating Activities
Net earnings	$398.0	$260.1	$245.7
Adjustments to reconcile net earnings to net cash provided by operating activities:
Gain on sale of businesses	(121.8)	(2.6)	(14.2)
Depreciation and amortization	88.8	92.9	86.5
Amortization of discount on convertible debentures	—	1.9	7.8
Deferred income taxes	(19.6)	49.1	(8.8)
Provision for doubtful accounts	27.4	22.9	27.3
Share-based compensation	22.5	1.7	0.9
Excess tax benefit on exercise of stock options	(8.2)	—	—
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(381.0)	(350.4)	(363.9)
Other assets	17.4	(46.1)	41.5
Other liabilities	335.6	239.3	165.5

Cash provided by operating activities	359.1	268.8	188.3

Cash Flows from Investing Activities
Capital expenditures	(80.0)	(77.6)	(67.9)
Acquisitions of businesses, net of cash acquired	(13.0)	(12.9)	(117.3)
Proceeds from the sale of businesses	123.9	—	—
Proceeds from the sale of an equity interest	8.8	—	29.8
Proceeds from the sale of property and equipment	5.3	4.8	5.6

Cash provided (used) by investing activities	45.0	(85.7)	(149.8)

Cash Flows from Financing Activities
Net change in short-term borrowings	9.7	(4.3)	4.7
Proceeds from long-term debt	296.3	785.4	94.9
Cash paid to settle convertible debt	—	(206.6)	—
Repayments of long-term debt	(303.8)	(606.3)	(93.9)
Proceeds from settlement of swap agreements	—	50.7	—
Proceeds from stock option and purchase plans	54.0	28.0	59.1
Excess tax benefit on exercise of stock options	8.2	—	—
Repurchases of common stock	(235.9)	(217.6)	—
Dividends paid	(50.9)	(41.2)	(27.1)

Cash (used) provided by financing activities	(222.4)	(211.9)	37.7
Effect of exchange rate changes on cash	51.3	(48.1)	29.4

Net increase (decrease) in cash and cash equivalents	233.0	(76.9)	105.6
Cash and cash equivalents, beginning of year	454.9	531.8	426.2

Cash and cash equivalents, end of year	$687.9	$454.9	$531.8

Supplemental Cash Flow Information
Interest paid	$52.0	$46.6	$37.0

Income taxes paid	$143.4	$97.6	$87.8

The accompanying notes to consolidated financial statements are an integral part of these statements.

36 Manpower 2006 Annual Report	Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF SHARE HOLDERS’ EQUITY

dollars in millions, except share and per share data

	Common Stock
	Shares Issued	Par Value	Capital in Excess of Par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2003	88,604,575	$0.9	$1,732.5	$(167.6)	$28.3	$(283.8)	$1,310.3
Comprehensive Income:
Net earnings				245.7
Foreign currency translation					86.3
Unrealized loss on derivatives, net of tax					(2.5)
Unrealized gain on investments, net of tax					3.4
Minimum pension liability adjustment, net of tax					(6.1)
Total comprehensive income							326.8
Issuances for acquisitions	8,850,612	0.1	487.8				487.9
Issuances under equity plans, including tax benefits	2,781,448	76.1					76.1
Dividends ($0.30 per share)				(27.1)			(27.1)

Balance, December 31, 2004	100,236,635	1.0	2,296.4	51.0	109.4	(283.8)	2,174.0
Comprehensive Income:
Net earnings				260.1
Foreign currency translation					(117.8)
Unrealized gain on derivatives, net of tax					3.0
Unrealized gain on investments, net of tax					2.2
Minimum pension liability adjustment, net of tax					(7.8)
Total comprehensive income							139.7
Issuances under equity plans, including tax benefits	1,003,178		31.1				31.1
Issuances for settlement of convertible debentures			19.2			41.4	60.6
Dividends ($0.47 per share)				(41.2)			(41.2)
Repurchases of common stock						(217.6)	(217.6)

Balance, December 31, 2005	101,239,813	1.0	2,346.7	269.9	(11.0)	(460.0)	2,146.6
Comprehensive Income:
Net earnings				398.0
Foreign currency translation					131.8
Unrealized gain on derivatives, net of tax					2.0
Unrealized gain on investments, net of tax					3.6
Minimum pension liability adjustment, net of tax					0.9
Total comprehensive income							536.3
Adjustment to initially apply SFAS No. 158, net of tax					(6.7)		(6.7)
Issuances under equity plans, including tax benefits	1,366,612		51.5			10.8	62.3
Share-based compensation expense			22.5				22.5
Dividends ($0.59 per share)				(50.9)			(50.9)
Repurchases of common stock						(235.9)	(235.9)

Balance, December 31, 2006	102,606,425	$1.0	$2,420.7	$617.0	$120.6	$(685.1)	$2,474.2

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity	Manpower 2006 Annual Report 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

01.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Manpower Inc. is a world leader in the employment services industry. Our worldwide network of nearly 4,400 offices in 73 countries and territories enables us to meet the needs of our customers in all industry segments. Our largest operations, based on revenues, are located in the United States, France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment; employee assessment and selection; training; outsourcing; and outplacement and consulting services. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenues for us as a whole.

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

In France, we settled an audit of payroll tax remittances made during 2001, 2002 and 2003. As a result, we reduced our liability related to these remittances by $9.0 in the fourth quarter of 2005. During 2004, based on the status of the audit at that time, we increased our estimated liability related to these remittances by $12.8.

Reclassifications

Our French business tax and profit sharing expenses, previously reported as Selling and Administrative Expenses, are now reported in Cost of Services, as we believe this presentation is more appropriate given the nature of these expenses. These amounts total $117.4, $94.9 and $93.8 for the years ended December 31, 2006, 2005 and 2004, respectively. In addition, we have reclassified certain prior period financial results into discontinued operations as well as reclassified certain segment operations due to a change in management structure. See Notes 2 and 9 for further discussion relating to these reclassifications.

Basis of Consolidation

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under FASB (Financial Accounting Standards Board) Interpretation No. 46R, “Consolidation of Variable Interest Entities.” These investments were $92.5 and $86.7 as of December 31, 2006 and 2005, respectively, and are included as Other Assets in the consolidated balance sheets. Included in Shareholders’ Equity as of December 31, 2006 and 2005 are $50.1 and $48.0 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenues and Receivables

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized as services are performed. The majority of our revenues are generated by our recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent employees are placed, we record revenue based on the hours worked. Permanent recruitment revenues are recorded as placements are made. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized. Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from Services, were $35.7, $35.8 and $34.5 for the years ended December 31, 2006, 2005 and 2004, respectively.

In our outplacement business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on statistically valid data for the specific type of program. For group programs and large projects within the outplacement business, we defer and recognize revenue over the period within which the contracts are completed. In our consulting business, revenue is recognized upon the performance of the obligations under the consulting service contract. The amount billed for outplacement and consulting services in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities in our consolidated balance sheets. We had $46.4 and $42.7 recorded as Deferred Revenue as of December 31, 2006 and 2005, respectively.

38 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

We record revenues from sales of services and the related direct costs in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF Issue No. 99-19”). In situations where we act as a principal in the transaction, we report gross revenues and direct costs. When we act as an agent, we report the revenues on a net basis.

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

Bad debt expense, which increases our Allowance for Doubtful Accounts, is recorded as Selling and Administrative Expenses in our consolidated statements of operations and was $27.4, $22.9 and $27.3 in 2006, 2005 and 2004, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our customers and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $14.1, $18.3 and $21.9, for 2006, 2005 and 2004, respectively.

Advertising Costs

We expense production costs of advertising as they are incurred. Advertising expenses were $69.4, $45.8 and $43.2 in 2006, 2005 and 2004, respectively.

Reorganization Costs

In the first quarter of 2006, we recorded expenses totaling $9.5 in the U.K. and $1.2 at Right Management for severances and other office closure costs related to reorganizations at these entities. Of the $9.5 in the U.K., $5.4 was paid in 2006, and we expect a majority of the remaining $4.1 will be paid in 2007. All of the reorganization costs at Right Management were paid during the three months ended March 31, 2006. In the fourth quarter of 2006, we recorded expenses totaling $6.9 at Right Management for severances, $0.3 of which as paid in 2006, and we expect a majority of the remaining $6.6 will be paid in 2007.

In 2005, we recorded total expenses of $15.3 in France and $4.0 at Right Management for severance costs related to reorganizations in these entities. As of December 31, 2006, $8.6 of the amount recorded in France has been paid, $7.3 of which was paid in 2006. The remaining $6.7 will be paid in 2007. The full $4.0 recorded at Right Management was paid in 2005.

In connection with the acquisition of Right Management in 2004, we established reserves totaling $24.5 for severance and other office lease closure costs related to streamlining Right Management’s worldwide operations. As of December 31, 2006, approximately $22.0 has been paid from these reserves, of which $2.6 was paid in 2006. The remaining $2.5, which primarily represents future operating lease costs, will be paid by 2008.

In connection with a European acquisition completed during the first quarter of 2004, we established a reserve of $16.7 for severance and other exit costs related to the acquired company. The full amount was paid from this reserve as of December 31, 2005.

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

Notes to Consolidated Financial Statements	Manpower 2006 Annual Report 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

Accounts Receivable Securitization

We account for the securitization of accounts receivable in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” Accordingly, transfers of receivables are evaluated for sale accounting treatment and, if such a transfer qualifies as a sale under SFAS No. 140, the related receivable balance is removed from our consolidated balance sheets and the loss related to the transfer is recorded as other expense. If the transfer of receivables does not qualify for sale accounting, the related receivable balance remains on our consolidated balance sheet, the corresponding advance is recorded as debt and the related cost of the transaction is recorded as interest expense. (See Note 6 for further information.)

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes for which fair value is estimated based on quoted market prices for the same or similar issues.

Goodwill and Intangible Assets

We have goodwill, amortizable intangible assets and intangible assets that do not require amortization, as follows:

	2006			2005
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill	$972.6	$—	$972.6	$923.9	$—	$923.9

Intangible Assets:
Amortizable:
Technology	19.6	11.5	8.1	19.6	7.7	11.9
Franchise Agreements	18.0	5.3	12.7	18.0	3.5	14.5
Customer Relationships	124.9	21.6	103.3	124.9	14.2	110.7
Other	6.6	3.2	3.4	8.3	4.4	3.9

Total	169.1	41.6	127.5	170.8	29.8	141.0

Non-Amortizable:
Tradename	193.5	—	193.5	191.5	—	191.5
Other	—	—	—	0.1	—	0.1

Total	193.5	—	193.5	191.6	—	191.6

Intangible Assets	$362.6	$41.6	$321.0	$362.4	$29.8	$332.6

Amortization expense related to intangibles was $13.1, $13.1 and $12.3 in 2006, 2005 and 2004, respectively. Amortization expense expected in each of the next five years is as follows: 2007 – $14.3, 2008 – $14.3, 2009 – $10.6, 2010 – $9.2, and 2011 – $9.2. The useful lives of the technology, franchise agreements, and customer relationships are 5, 10, and 17 years, respectively. The majority of the non-amortizable tradename results from our acquisition of Right Management. The tradename has been assigned an indefinite life based on our expectation of renewing the tradename, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future.

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

40 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

We completed our annual impairment review for 2006 and determined there to be no impairment of either goodwill or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2007.

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

Marketable Securities

We account for our marketable security investments under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated Other Comprehensive Income, which is a separate component of Shareholders’ Equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our consolidated statements of operations. As of December 31, 2006 and 2005, our available-for-sale investments had a market value of $0.2 and an adjusted cost basis of $0.1, and none had unrealized losses. In December 2005, we sold one of our available-for-sale investments for a gain of $2.6. The proceeds of $8.8 were received during 2006.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $131.8 and $114.1 as of December 31, 2006 and 2005, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our net share of realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated Other Comprehensive Income, with the offsetting amount increasing or decreasing our investment in the franchise. In this portfolio, there were no unrealized losses by investment type as of December 31, 2006 and 2005.

Capitalized Software

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $43.9 and $42.6 as of December 31, 2006 and 2005, respectively, is included in Other Assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $9.5, $10.8 and $9.3 for 2006, 2005 and 2004, respectively.

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2006	2005
Land	$2.6	$2.3
Buildings	31.5	30.0
Furniture, fixtures and autos	213.0	206.6
Computer equipment	176.6	169.9
Leasehold improvements	269.5	233.6

	$693.2	$642.4

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings – up to 40 years; leasehold improvements – lesser of life of asset or expected lease term; furniture and equipment – 3 to 15 years. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our consolidated statements of operations. Long-lived assets are evaluated for impairment in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

Derivative Financial Instruments

We account for our derivative instruments in accordance with SFAS Nos. 133, 137, and 149 related to ”Accounting for Derivative Instruments and Hedging Activities.” Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated Other Comprehensive Income and recognized in the consolidated statements of operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of hedges are recognized in earnings.

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

Shareholders’ Equity

In October 2006, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $325.0. In October 2004 and 2005, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $250.0. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. The repurchases under the 2004 authorization were completed in 2005 and the repurchases under the 2005 authorization were completed during 2005 and the first eight months of 2006. We repurchased the entire 5.0 million shares of common stock at a total cost of $203.5 under the 2004 authorization and 4.3 million shares at a total cost of $250.0 under the 2005 authorization. There were no share repurchases in 2004 and there have been no repurchases under the 2006 authorization as of December 31, 2006.

Statement of Cash Flows

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Recently Issued Accounting Standards

During July 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Related Implementation Issues,” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. FIN 48 is effective for fiscal years beginning January 1, 2007. We expect the adoption of this new standard to be immaterial to the consolidated financial statements.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements,” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for us in 2008. We are currently assessing the impact of the adoption of this statement.

During September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R),” (“SFAS 158”). SFAS 158 requires that we recognize the overfunded or underfunded status of our defined benefit and retiree medical plans (our “Plans”) as an asset or liability in our consolidated balance sheets, with changes in the funded status recognized through comprehensive income in the year in which they occur. We adopted SFAS 158 as of December 31, 2006. The net impact of the initial application of SFAS 158 was $6.7, which resulted in a reduction in Shareholders’ Equity on our consolidated balance sheet. See Note 9 for the incremental effect of adopting SFAS 158 on individual line items in our consolidated balance sheet. SFAS 158 had no impact on our consolidated statements of operations or cash flows for the year ending December 31, 2006. SFAS 158 also requires us by 2008 to measure the funded status of our Plans as of the balance sheet date, rather than as of an earlier measurement date. We do not expect the impact of the change in measurement date to have a material impact on our consolidated financial statements.

42 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

02.

ACQUISITIONS AND DISCONTINUED OPERATIONS

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions was $13.0, $12.9 and $117.3 in 2006, 2005 and 2004, respectively. The 2004 amount includes amounts related to the acquisition of Right Management, including the payment of acquisition-related costs and the $123.8 repayment of Right Management’s long-term debt, offset by cash acquired of approximately $39.5. We financed the acquisition-related costs and the debt repayment with excess cash and borrowings under our U.S. Receivables Facility, which were repaid in 2004.

On January 22, 2004, we completed our exchange offer to acquire Right Management, the world’s largest career transition and organizational consulting services firm, operating through over 200 offices in 35 countries. The results of Right Management’s operations are included in our consolidated financial statements since that date. The acquisition of Right Management expands the range of services that we offer to customers as a strategic partner throughout every stage of the employment cycle. We have merged our Empower operations into Right Management, and the results of the combined entity are reported as the Right Management segment.

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

In connection with the acquisition of Right Management in 2004, we established reserves for severance and other office lease closure costs related to streamlining Right Management’s worldwide operations totaling $24.5. As of December 31, 2006, approximately $22.0 has been paid from these reserves, of which $2.6 was paid in 2006. The remaining $2.5, which primarily represents future operating leases, will be paid by 2008.

In connection with a European acquisition completed during the first quarter of 2004, we established a reserve of $16.7 for severance and other exit costs related to the acquired company. The full amount was paid from this reserve as of December 31, 2005.

Discontinued Operations

In January 2006, we sold a non-core payroll processing business in Sweden. In addition, in December 2006, we sold a non-core facilities management services business in the Nordics. Pre-tax gains of $123.5 ($89.5 after tax, or $1.02 per share – diluted) related to these sales were recorded in Income from Discontinued Operations in 2006. The cash proceeds from the sales of these operations of $123.9 was received in 2006. Also in December 2006, we recorded a net loss of $1.7 on the disposal of one of our Right Management subsidiaries. We have recorded the results of these operations as discontinued operations for the years ended December 31, 2006, 2005 and 2004, respectively.

Summarized financial information for the discontinued operations is as follows:

Year Ended December 31	2006	2005	2004
Revenues from services	$224.0	$235.0	$255.0
Cost of services and Selling and administrative expenses	217.0	227.4	257.0
Earnings (loss) before income taxes	7.0	7.6	(2.0)
Provision for income taxes	(2.5)	(2.6)	0.4
Net gain on sale of businesses, net of income taxes of $34.0	87.8	—	—

Income (loss) from discontinued operations, net of income taxes	$92.3	$5.0	$(1.6)

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

03.

STOCK COMPENSATION PLANS

Effective January 1, 2006, we adopted Statement of Financial Accounting Standards SFAS No. 123(R), “Share-Based Payments” (“SFAS 123R”), using the modified prospective application transition method. The modified prospective application transition method requires compensation cost to be recognized beginning on the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. As such, prior periods do not reflect restated amounts. Prior to January 1, 2006, we accounted for all of our fixed stock option plans and our 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25, ”Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation expense related to stock options or our stock purchase plans was reflected in Net Earnings prior to January 1, 2006. SFAS 123R requires us to report the tax benefit from the tax deduction that is in excess of the recognized compensation costs (excess tax benefits) as a financing cash flow. Prior to January 1, 2006, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow.

During 2006, we recognized approximately $22.5 in share-based compensation expense related to stock options, deferred stock, restricted stock, and the stock purchase plan, all of which is recorded in Selling and Administrative Expenses. The total income tax benefit recognized related to share-based compensation during 2006 was $3.0. Cash received from stock option exercises for the same period was $54.0. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in Capital in Excess of Par Value, was approximately $8.2. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the service period of each award recipient.

As a result of adopting SFAS 123R, Operating Profit and Earnings Before Income Taxes and Discontinued Operations decreased by $15.8 for the year ended December 31, 2006 ($0.12 and $0.11, per basic and diluted share) as a result of the expense recorded related to our stock option grants and our stock purchase plan. The following table illustrates the effect on Net Earnings and Net Earnings Per Share had we applied the fair value recognition provisions of SFAS 123R to share-based employee compensation for periods prior to its adoption:

Year Ended December 31	2005	2004
Net Earnings from Continuing Operations
Net earnings from Continuing Operations, as reported	$255.1	$247.3
Add: Total share-based employee compensation expense under APB 25, net of related tax effects(1)	1.1	0.5
Less: Total share-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	11.5	10.0

Net earnings from continuing operations, pro forma	$244.7	$237.8

Net Earnings Per Share – Continuing Operations
Basic – as reported	$2.89	$2.78
Basic – pro forma	2.78	2.68
Diluted – as reported	2.81	2.61
Diluted – pro forma	2.70	2.51

(1)	The share-based employee compensation is related to restricted stock and deferred stock.

Stock Options

All share-based compensation is currently granted under our 2003 Equity Incentive Plan of Manpower Inc. (“2003 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a vesting period of up to four years and expire ten years from date of grant. As of December 31, 2006, no stock appreciation rights had been granted or were outstanding.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period.

44 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2004	5,064	$31
Granted	1,243	43
Assumed in Right Management Acquisition	1,962	18
Exercised	(2,542)	21		$67
Expired or cancelled	(470)	40

Outstanding, December 31, 2004	5,257	$33	6.9	$78

Exercisable, December 31, 2004	2,925	$31	6.0	$51

Outstanding, January 1, 2005	5,257	$33
Granted	1,236	44
Exercised	(803)	30		$12
Expired or cancelled	(269)	36

Outstanding, December 31, 2005	5,421	$36	6.8	$56

Exercisable, December 31, 2005	2,732	$32	5.6	$39

Outstanding, January 1, 2006	5,421	$36
Granted	1,009	52
Exercised	(1,537)	33		$41
Expired or cancelled	(295)	38

Outstanding, December 31, 2006	4,598	$41	6.9	$154

Exercisable, December 31, 2006	2,260	$35	5.5	$88

Options outstanding and exercisable as of December 31, 2006 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Shares (000)	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Shares (000)	Weighted Average Exercise Price
$8 – $31	933	4.8	$29	776	$28
$32 – $34	817	4.8	34	807	34
$35 – $43	722	7.2	42	398	41
$44 – $53	2,126	8.5	48	279	45

	4,598	6.9	$41	2,260	$35

We have recognized expense of $13.3 related to stock options for the year ended December 31, 2006. The total fair value of options vested during the same period was $15.9. As of December 31, 2006, total unrecognized compensation cost was approximately $23.1, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.7 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2006	2005	2004
Average risk-free interest rate	4.7%	3.8%	3.2%
Expected dividend yield	1.1%	0.9%	0.5%
Expected volatility	30.0%	30.0	39.8%
Expected term (years)	5.0	4.7	6.0

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

The average risk-free interest rate is based on the five-year U.S. Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 40 percent) of our stock price over the past five years and implied volatility (weighted 60 percent)based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value of options granted during the year was $16.26, $12.98 and $17.76 in 2006, 2005 and 2004, respectively.

Deferred Stock

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and the deferred stock is settled in shares of common stock according to the terms and conditions under the 2003 Plan. As of December 31, 2006, there were 7,446 shares of deferred stock awarded under this arrangement, all of which are vested.

Effective January 1, 2006, non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock after three years (which may be extended at the directors’ election) in accordance with the terms and conditions under the 2003 Plan. As of December 31, 2006, there were 15,725 shares of deferred stock and 7,548 shares of restricted stock granted under this arrangement, all of which are vested. We have recognized expenses of $0.8 related to deferred stock in 2006.

Restricted Stock

We grant restricted stock awards to certain employees and to non-employee directors who may elect to receive restricted stock rather than deferred stock as described above. Restrictions lapse over periods ranging up to six years. We value restricted stock awards at the closing market value of our common stock on the date of grant.

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value
Unvested, January 1, 2004	67	$31
Granted	41	44
Vested	(9)	31
Forfeited	(2)	31

Unvested, December 31, 2004	97	$37	1.6	$1.1

Granted	112	44
Vested	(7)	31
Forfeited	—	—

Unvested, December 31, 2005	202	$41	1.3	$1.1

Granted	54	52
Vested	(46)	39
Forfeited	(5)	44

Unvested, December 31, 2006	205	$44	1.8	$6.2

During 2006, 2005 and 2004, we recognized $2.4, $1.7 and $0.9, respectively, of expense, related to restricted stock grants. As of December 31, 2006, there was approximately $5.9 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.1 years.

46 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

Performance Share Units

In 2005, we amended our 2003 Plan to permit the grant of performance share units. Vesting of units occurs at the end of the performance period, generally three years, except in the case of death, disability or termination of employment. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation Committee of the Board of Directors. The performance criteria for performance share units granted in February 2006 was average Operating Profit Margin growth. The vested units are settled in shares of our common stock. Holders of performance share units do not receive dividends during the performance period. Accordingly, the fair value of these units is the quoted market value of our stock on the date of the grant.

The Target Awards for the 2006-2008 performance period are based on average Operating Profit Margin growth over the performance period. In the event this measure exceeds the target, an additional number of shares up to 175% of the Target Award may be granted. In the event this measure falls below the target performance level, a reduced number of shares as few as the Threshold Award, which is equal to 25% of the Target Award, may be granted. If Operating Profit Margin falls below the threshold performance level, no shares will be granted.

The following table summarizes the performance share unit activity for the year ended December 31, 2006:

Share Units
Outstanding, January 1, 2006	—
Granted	210,875
Forfeited	(17,500)

Outstanding, December 31, 2006	193,375

Threshold Award	30,125
Target Award	120,500
Outstanding Award	210,875

We recognize compensation expense when it becomes probable that the performance criteria specified in the award will be achieved. The compensation expense is recognized over the performance period and is recorded in Selling and Administrative Expenses. We currently believe the average Operating Profit Margin growth for the 2006-2008 performance period will likely exceed the target performance level; accordingly, we recognized compensation expense of $3.4 related to this performance period in 2006.

Other Stock Plans

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year.

The fair value of each share purchased under the plan is estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions:

Year Ended December 31	2006	2005	2004
Average risk-free interest rate	4.4%	2.8%	1.7%
Expected dividend yield	1.1%	0.9%	0.5%
Expected volatility	30.0%	30.0%	39.8%
Expected term (years)	1.0	1.0	1.0

These assumptions are determined using the same methodology applied in determining the assumptions used in calculating the fair value of our stock options.

We have recognized expense of $2.6 for shares purchased under the plan in 2006.

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

04.

EARNINGS PER SHARE

The calculation of Net Earnings Per Share – Basic is as follows:

Year Ended December 31	2006	2005	2004
Net earnings from continuing operations	$305.7	$255.1	$247.3
Income (loss) from discontinued operations, net of taxes	92.3	5.0	(1.6)

Net earnings available to common shareholders	$398.0	$260.1	$245.7
Weighted-average common shares outstanding (in millions)	86.2	88.1	88.9
Net earnings per share from continuing operations – basic	$3.55	$2.89	$2.78
Net earnings (loss) per share from discontinued operations – basic	1.07	0.06	(0.02)

Total	$4.62	$2.95	$2.76

The calculation of Net Earnings Per Share – Diluted is as follows:

Year Ended December 31	2006	2005	2004
Net earnings from continuing operations	$305.7	$255.1	$247.3
Add: Amortization of contingently convertible debt, net of taxes	—	1.2	4.8

Net earnings from continuing operations – diluted	305.7	256.3	252.1
Income (loss) from discontinued operations, net of taxes	92.3	5.0	(1.6)

Net earnings available to common shareholders	$398.0	$261.3	$250.5
Weighted-average common shares outstanding (in millions)	86.2	88.1	88.9
Effect of restricted stock grants (in millions)	0.3	0.2	0.1
Effect of dilutive securities – stock options (in millions)	1.2	1.3	1.7
Effect of convertible debentures (in millions)	—	1.5	6.1

	87.7	91.1	96.8

Net earnings per share from continuing operations – diluted	$3.48	$2.81	$2.61
Net earnings (loss) per share from discontinued operations – diluted	1.06	0.06	(0.02)

Total	$4.54	$2.87	$2.59

The calculation of Net Earnings Per Share – Diluted for the years ended December 31, 2005 and 2004 does not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive options is as follows:

	2005	2004
Shares (in thousands)	1,312	7
Exercise price ranges	$44-$49	$48-$49
Weighted-average remaining life	9.1 years	9.1 years

05.

INCOME TAXES

The provision for income taxes from continuing operations consists of:

Year Ended December 31	2006	2005	2004
Current
United States:
Federal	$28.7	$12.9	$29.9
State	6.2	8.4	3.7
Foreign	160.9	61.5	99.5

Total current	195.8	82.8	133.1

Deferred
United States:
Federal	(1.6)	38.6	12.0
State	(1.1)	2.4	0.9
Foreign	(16.9)	8.1	(21.7)

Total deferred	(19.6)	49.1	(8.8)

Total provision	$176.2	$131.9	$124.3

48 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

A reconciliation between taxes computed at the U.S. Federal statutory tax rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2006	2005	2004
Income tax based on statutory rate	$168.7	$135.5	$130.1
Increase (decrease) resulting from:
Foreign tax rate differences	9.3	6.5	8.9
Tax effect of foreign earnings	(13.3)	(14.7)	(12.2)
Change in valuation reserve	13.4	(5.1)	(1.1)
Reversal of tax contingency reserve	—	—	(8.0)
Other, net	(1.9)	9.7	6.6

Total provision	$176.2	$131.9	$124.3

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes are as follows:

December 31	2006	2005
Current Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	$12.1	$15.2
Employee compensation payable	19.6	20.8
Pension and postretirement benefits	4.2	0.2
Other	33.7	38.1
Valuation allowance	(3.2)	(3.2)

	66.4	71.1

Noncurrent Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	33.5	46.7
Pension and postretirement benefits	46.7	33.6
Intangible assets	(121.3)	(126.5)
Net operating losses and other	179.9	120.5
Valuation allowance	(68.8)	(62.8)

	70.0	11.5

Total future tax benefits	$136.4	$82.6

The noncurrent future income tax benefits are recorded in Other Assets in the consolidated balance sheets.

We have U.S. Federal and foreign net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $275.5 and $81.3, respectively, as of December 31, 2006. The net operating loss carryforwards expire as follows:

Year	U.S. Federal and Foreign	U.S. State
2007	$1.2	$8.0
2008	1.3	2.8
2009	2.0	4.0
2010	2.0	0.6
2011	3.0	3.5
Thereafter	61.9	62.4
No expirations	204.1	—

Total net operating loss carryforwards	$275.5	$81.3

We have recorded a deferred tax asset of $111.7 as of December 31, 2006, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $72.0 has been recorded as of December 31, 2006, as management believes that realization of certain loss carryforwards and other deferred tax assets is unlikely. During 2005, as a result of certain internal corporate restructurings and transactions, we reversed valuation allowances of $14.4 on certain loss carryforwards that are expected to be utilized.

Notes to Consolidated Financial Statements	Manpower 2006 Annual Report 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

Pretax income of foreign operations was $264.9, $189.7 and $170.9 in 2006, 2005 and 2004, respectively. We have not provided U.S. income taxes and foreign withholding taxes on $863.7 of unremitted earnings of foreign subsidiaries that is considered to be reinvested indefinitely. Deferred taxes are provided on unremitted earnings of foreign subsidiaries when we plan to remit those earnings. As of December 31, 2006 and 2005, we have recorded a deferred tax liability of $23.5 and $9.8, respectively, related to foreign earnings that we plan to remit.

We have tax contingencies recorded related to items in various countries, which are included in Other Long-Term Liabilities. These reserve balances will be adjusted to the extent that these items are settled for amounts different than the amounts we have recorded. In 2004, we received notification that income tax audits for certain years had been completed. Based on the results of these audits, we reversed a tax contingency reserve of $8.0 to income in the third quarter of 2004 ($0.08 per share on a diluted basis).

06.

ACCOUNTS RECEIVABLE SECURITIZATION

We and certain of our U.S. subsidiaries have an agreement (the “Receivables Facility”) with a financial institution whereby we may transfer on a continuous basis an interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation (“ICC”), a wholly owned, special purpose, bankruptcy-remote subsidiary that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, may transfer all of our accounts receivable to ICC. ICC, in turn, subject to certain conditions, may from time to time transfer an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the transfer of such undivided interest. In July 2006, we amended the Receivables Facility to extend its maturity to July 2007 and reduce the fees for the facility. All other terms remain substantially unchanged.

Under the Receivables Facility, ICC has the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, transfers made do not qualify for sale accounting, and accordingly, the receivables transferred to the third party remain on our consolidated balance sheet with the corresponding advance being recorded as debt and amounts charged on outstanding borrowings during the year are recorded as interest expense. No amounts were advanced under this facility as of December 31, 2006 and 2005.

Fees associated with the amounts advanced were $0.4 in 2006, 2005 and 2004, respectively, and were recorded as Other Expense in the consolidated statements of operations.

07.

GOODWILL

Changes in the carrying value of goodwill by reportable segment are as follows:

	United States	EMEA	Jefferson Wells	Right Management	Other Operations	Total
Balance, December 31, 2004	$81.1	$215.2	$148.9	$450.9	$53.8	$949.9
Goodwill acquired throughout the year	—	1.6	—	0.9	0.7	3.2
Currency impact and other	—	(23.2)	0.3	(3.2)	(3.1)	(29.2)

Balance, December 31, 2005	$81.1	$193.6	$149.2	$448.6	$51.4	$923.9
Goodwill acquired throughout the year	0.4	1.5	0.6	14.0	—	16.5
Currency impact and other	—	25.7	—	6.1	0.4	32.2

Balance, December 31, 2006	$81.5	$220.8	$149.8	$468.7	$51.8	$972.6

There were no significant reductions to goodwill as a result of dispositions or impairments during 2006 or 2005.

50 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

08.

DEBT

Information concerning Short-Term Borrowings is as follows:

December 31	2006	2005
Short-term borrowings	$30.2	$12.4
Weighted-average interest rates	10.8%	8.7%

We maintain separate bank facilities with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2006, such facilities totaled $313.3, of which $283.1 was unused. We have no significant compensating balance requirements or commitment fees related to these lines. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional borrowings of $116.8 could be made under these facilities as of December 31, 2006.

A summary of Long-Term Debt is as follows:

December 31	2006	2005
Euro-denominated notes:
€300 due June 2012	$394.6	$353.8
€200 due June 2013	262.4	—
€200 due July 2006	—	237.0
Revolving credit agreement:
Euro-denominated borrowings, at a rate of 5.71%	132.0	118.5
Other	4.0	13.3

	793.0	722.6

Less – current maturities	1.8	247.6

Long-term debt	$791.2	$475.0

Euro Notes

On June 14, 2006, we offered and sold €200.0 aggregate principal amount of 4.75% notes due June 14, 2013 (the “€200 Notes”). The net proceeds of €198.1 ($249.5) were invested in cash equivalents until July 26, 2006, when they were used to repay our €200.0 notes due July 2006 (the “1999 €200 Notes”) as described below. The €200 Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 ($1.6) will be amortized to interest expense over the term of the €200 Notes. Interest is payable annually on June 14 beginning in 2007. The €200 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €200 Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €200 Notes. The €200 Notes also contain certain customary restrictive covenants and events of default.

Our 1999 €200 Notes ($254.3), were retired on July 26, 2006 with the net proceeds from the €200 Notes and other available cash.

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

The €300.0 Notes, €200 Notes, and other Euro-denominated borrowings have been designated as a hedge of our net investment in subsidiaries with a Euro functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income.

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

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

Revolving Credit Agreement

We have a $625.0 revolving credit agreement with a syndicate of commercial banks. The revolving credit agreement allows for borrowings in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. Outstanding letters of credit issued under the agreement totaled $4.0 and $85.8 as of December 31, 2006 and 2005, respectively. Beginning in 2006, the letters of credit outstanding under the revolving credit agreement were substantially reduced as certain letters of credit have been issued directly by third parties rather than under the revolving credit agreement. Additional borrowings of $489.0 were available to us under this revolving credit agreement as of December 31, 2006.

In January 2006, the revolving credit agreement was amended (the “amended agreement”) to extend the expiration date to October 2010 from October 2009, and to revise the borrowing margin and to reflect improved market pricing conditions. Also under the amended agreement, effective January 2006, total subsidiary borrowings cannot exceed $150.0 in the first, second and fourth quarters, and $300.0 in the third quarter of each year, an increase from the previous $125.0 limit.

The borrowing margin and facility fee on the amended agreement, as well as the fee paid for the issuance of letters of credit on the facility, vary based on our public debt ratings and borrowing level. As of December 31, 2006, the interest rate under the amended agreement was LIBOR plus 0.50% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees were 0.125% and 0.50%, respectively.

The amended agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the amended agreement, we had a Debt-to-EBITDA ratio of 1.33 to 1 and a fixed charge ratio of 3.08 to 1 as of December 31, 2006. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

There were no borrowings outstanding under our $125.0 U.S. commercial paper program at December 31, 2006 and 2005, respectively.

Interest Rate Swap Agreements

We have entered into various interest rate swap agreements to manage the interest rate and currency risk associated with our debt instruments. (See Note 13 for further information.)

Fair Value of Debt

The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes which had a fair value, as determined by quoted market prices, as of December 31, as follows:

	2006	2005
Euro-denominated notes	$653.7	$600.3

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

Debt Maturities

The maturities of Long-Term Debt payable within each of the four years subsequent to December 31, 2007 are as follows: 2008 – $1.5, 2009 – $0.5, 2010 – $132.0, 2011 – $0.1, and $657.1 thereafter.

52 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

09.

RETIREMENT AND DEFERRED COMPENSATION PLANS

Defined Benefit Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	U.S. Plans		Non-U.S. Plans
Year Ended December 31	2006	2005	2006	2005
Change in Benefit Obligation
Benefit obligation, beginning of year	$52.6	$52.3	$234.2	$203.9
Service cost	0.2	0.1	11.7	11.8
Interest cost	2.8	2.9	10.1	10.1
Plan amendments	—	—	0.4	2.6
Curtailments	—	—	(0.3)	(0.9)
Transfers	—	—	(0.8)	1.0
Actuarial (gain) loss	(0.7)	1.2	(3.4)	34.7
Plan participant contributions	—	—	1.2	1.8
Benefits paid	(4.9)	(3.9)	(5.9)	(4.7)
Divestiture due to discontinued operations	—	—	(22.5)	—
Currency exchange rate changes	—	—	25.7	(26.1)

Benefit obligation, end of year	$50.0	$52.6	$250.4	$234.2

Change in Plan Assets
Fair value of plan assets, beginning of year	$39.1	$37.5	$145.0	$126.5
Actual return on plan assets	2.2	3.1	5.5	23.0
Transfers	—	—	—	1.0
Plan participant contributions	—	—	1.7	1.8
Company contributions	2.4	2.4	16.4	12.7
Benefits paid	(4.9)	(3.9)	(5.9)	(4.7)
Divestiture due to discontinued operations	—	—	(6.7)	—
Currency exchange rate changes	—	—	16.6	(15.3)

Fair value of plan assets, end of year	$38.8	$39.1	$172.6	$145.0

Funded Status at End of Year
Funded status of plan	$(11.2)	$(13.5)	$(77.8)	$(89.2)
Unrecognized net (gain) loss	—	(5.0)	—	52.6
Unrecognized prior service cost	—	0.8	—	2.3
Unrecognized transitional asset	—	—	—	0.2
Contributions between measurement date and fiscal year end	0.5	—	—	—

Net amount recognized	$(10.7)	$(17.7)	$(77.8)	$(34.1)

Amounts Recognized
Accrued benefit liability	$—	$(21.0)	$—	$(69.7)
Intangible assets	—	0.8	—	0.1
Accumulated other comprehensive loss	—	2.5	—	35.5
Noncurrent assets	8.4	—	—	—
Current liabilities	(1.7)	—	(0.4)	—
Noncurrent liabilities	(17.4)	—	(77.4)	—

Net amount recognized	$(10.7)	$(17.7)	$(77.8)	$(34.1)

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

Amounts recognized in Accumulated Other Comprehensive Income, net of tax, as of December 31, 2006 consist of:

	U.S. Plans	Non-U.S. Plans
Net (gain) loss	$(2.7)	$34.8
Prior service cost	—	1.8
Transitional obligation	—	0.1

	$(2.7)	$36.7

The measurement dates for our U.S. plans are primarily September 30 and for our non-U.S. plans are December 31.

The accumulated benefit obligation for our plans that have plan assets was $228.3 and $209.2 as of December 31, 2006 and 2005, respectively. The accumulated benefit obligation for certain of these plans exceeded the fair value of plan assets as follows:

December 31	2006	2005
Projected benefit obligation	$229.4	$202.4
Accumulated benefit obligation	198.2	177.3
Plan assets	172.7	145.0

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $32.8 and $45.3 as of December 31, 2006 and 2005, respectively.

The components of the net periodic benefit cost for all plans are as follows:

Year Ended December 31	2006	2005	2004
Service cost	$11.9	$11.7	$10.4
Interest cost	12.9	13.0	11.5
Expected return on assets	(10.5)	(10.4)	(9.0)
Amortization of:
Unrecognized loss	3.1	3.6	2.5
Unrecognized prior service (credit) cost	(0.6)	0.3	0.3
Unrecognized transitional asset	—	—	(0.1)

Total net periodic benefit cost	$16.8	$18.2	$15.6

The estimated net loss, prior service cost, and transitional obligation for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost during 2007 are $2.3, $0.3 and $0.1, respectively.

54 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

	U.S. Plans		Non-U.S. Plans.
Year Ended December 31	2006	2005	2006	2005
Discount rate	5.8%	5.5%	4.6%	4.6%
Rate of compensation increase	4.5%	4.5%	4.2%	3.8%

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

	U.S. Plans			Non-U.S.Plans.
Year Ended December 31	2006	2005	2004	2006	2005	2004
Discount rate	5.5%	5.8%	6.3%	4.6%	5.0%	5.1%
Expected long-term return on plan assets	8.0%	8.3%	8.5%	5.1%	5.8%	5.7%
Rate of compensation increase	4.5%	4.5%	4.5%	3.9%	3.7%	3.8%

Our overall expected long-term rate of return on U.S. plan assets is 8.0%. Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 1.0% to 5.8%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for one of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience.

We generally use an external investment manager to assist us in establishing our investment strategies and policies. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2006 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The weighted-average asset allocation of our plans as of December 31 is as follows:

	2006	2005
Asset Category
Equity securities	41.2%	40.0%
Fixed-income securities	46.6%	47.5%
Cash and other	12.2%	12.5%

Plan assets are primarily comprised of domestic and foreign equity securities, professionally-managed equity and bond funds, government and agency securities and guaranteed insurance contracts. None of our plan assets include any of our debt or equity securities.

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the U.S. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan are as follows:

Year Ended December 31	2006	2005
Change in Benefit Obligation
Benefit obligation, beginning of year	$21.4	$23.5
Service cost	0.4	0.4
Interest cost	1.1	1.3
Actuarial loss (gain)	2.0	(2.6)
Benefits paid	(1.5)	(1.2)
Medicare Part D subsidy receipts	0.1	—

Benefit obligation, end of year	$23.5	$21.4

Funded Status at End of Year
Funded status of plan	$(23.5)	$(21.4)
Unrecognized net gain	—	(7.3)

Net amount recognized	$(23.5)	$(28.7)

Amounts Recognized
Current liabilities	$(1.5)	$—
Noncurrent liabilities	(22.0)	(28.7)

Net amount recognized	$(23.5)	$(28.7)

Amounts recognized in Accumulated Other Comprehensive Income as of December 31, 2006 consists solely of a net gain of $2.9.

We use a December 31 measurement date for the retiree health care plan. The discount rate used in the measurement of the benefit obligation was 5.8% and 5.5% in 2006 and 2005, respectively. The discount rate used in the measurement of net periodic benefit cost was 5.5%, 5.8% and 6.3% in 2006, 2005 and 2004, respectively. The components of net periodic benefit cost for this plan are as follows:

Year Ended December 31	2006	2005	2004
Service cost	$0.4	$0.4	$0.4
Interest cost	1.1	1.3	1.3
Amortization of unrecognized gain	(0.6)	(0.3)	(0.5)

Net periodic benefit cost	$0.9	$1.4	$1.2

The estimated net gain for the retiree health care plan that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost during 2007 is $0.4.

The health care cost trend rate was assumed to be 9.0% for 2006, decreasing gradually to 5.0% for the years 2014 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.3	$(0.2)
Effect on benefit obligation	2.9	(2.6)

56 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

We plan to contribute $19.1 to our pension plans and $1.5 to our retiree health care plan in 2007. Projected benefit payments from the plans as of December 31, 2006 are estimated as follows:

	Year Pension Plans	Retiree Health
2007	$9.1	$1.5
2008	9.2	1.6
2009	9.9	1.6
2010	10.0	1.7
2011	10.9	1.7
2012-2016	65.7	8.8

Total	$114.8	$16.9

We adopted SFAS 158 as of December 31, 2006 (see Note 1 for further discussion). The incremental effect of adopting the statement on individual line items in the consolidated balance sheet as of December 31, 2006 is as follows:

	Before Adoption of SFAS 158	Adjustment	After Adoption of SFAS 158
Future income tax benefits	$65.7	$0.7	$66.4

Total current assets	4,681.3	0.7	4,682.0

Intangible assets, net	321.1	(0.1)	321.0
Other assets	327.8	8.6	336.4

Total assets	$6,504.9	$9.2	$6,514.1

Accrued liabilities	$558.5	$3.6	$562.1

Total current liabilities	2,878.0	3.6	2,881.6

Other long-term liabilities	354.8	12.3	367.1

Total other liabilities	1,146.0	12.3	1,158.3

Accumulated other comprehensive income (loss)	127.3	(6.7)	120.6

Total shareholders’ equity	2,480.9	(6.7)	2,474.2

Total liabilities and shareholders’ equity	$6,504.9	$9.2	$6,514.1

Defined Contribution Plans

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $20.6, $22.9 and $14.2 for 2006, 2005 and 2004, respectively.

We have the Senior Management Performance-Based Deferred Compensation Plan, which was intended to focus our corporate executives on the achievement of certain annual operating goals, shareholder value creation, and execution of our business strategies over the longer term by aligning company executives’ interests with shareholders’ interests. Participation in the plan was determined annually by a committee of the Board of Directors and benefits were earned by participants for the plan year based on our attainment of certain established goals. The plan was frozen effective February 1, 2006, and no benefits were earned in 2006. Any deferred benefits earn interest based on the effective yield on a fixed 10-year U.S. Treasury note at the beginning of each year. Participants become vested in the deferred benefits if they are still employed by Manpower when they reach age 50 with 15 years of service, when they reach age 62, or in certain other circumstances. There was approximately $0.2, $1.4 and $1.4 earned under this plan in 2006, 2005 and 2004, respectively.

We also maintain a non-qualified deferred compensation plan for certain employees at Right Management. Under the plan, participants may defer from their pre-tax income, up to a maximum of 15% of their total compensation. A matching contribution is made of 25% of the participating employees’ contributions to the plan. Additional contributions are made to the plan if certain internal financial targets are met. No additional contributions were made to the plan in 2006, 2005 and 2004. Contributions vest at 33.3% over a three-year period from the employee’s date of hire. Our contributions were $0.1, $0.2 and $0.2 for 2006, 2005 and 2004, respectively.

Notes to Consolidated Financial Statements	Manpower 2006 Annual Reports 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

10. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The components of Accumulated Other Comprehensive Income (Loss), net of tax, are as follows:

December 31	2006	2005	2004
Foreign currency translation	$147.6	$15.8	$133.6
Unrealized gain on investments	8.9	6.9	4.7
Unrealized loss on derivatives	(4.8)	(8.4)	(11.4)
Defined benefit pension plans (Note 9)	(34.0)	(23.8)	(15.9)
Retiree health care plan (Note 9)	2.9	(1.5)	(1.6)

	$120.6	$(11.0)	$109.4

11.

LEASES

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2006:

Year
2007	$180.8
2008	144.7
2009	113.3
2010	78.8
2011	71.9
Thereafter	137.0

Total minimum lease payments	$726.5

Rental expense for all operating leases was $217.5, $213.1 and $215.5 for the years ended December 31, 2006, 2005 and 2004, respectively.

12.

INTEREST AND OTHER EXPENSE

Interest and Other Expense consists of the following:

Year Ended December 31	2006	2005	2004
Interest expense	$54.1	$46.7	$45.3
Interest income	(18.3)	(9.8)	(9.4)
Foreign exchange losses (gains)	3.2	—	(1.6)
Miscellaneous expense (income), net	11.2	4.9	(8.1)

Interest and other expense	$50.2	$41.8	$26.2

Miscellaneous Expense (Income), Net in 2004, includes non-operating gains of $14.2, primarily related to the sale of our equity interest in a European internet job board.

58 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

13.

DERIVATIVE FINANCIAL INSTRUMENTS

Foreign Currency Exchange Rate Risk Management

In certain circumstances, we enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows with foreign subsidiaries. All such contracts entered into during 2006 and 2005, whether designated as cash flow hedges or fair value hedges, were considered highly effective, as defined by SFAS No. 133, as amended.

As of December 31, 2006, there was a £4.5 ($8.8) forward contract that relates to cash flows owed to our foreign subsidiaries in March 2007. In addition, a €3.5 ($4.7) forward contract is outstanding relating to cash flows owed for interest due on our €200 Notes and €300 Notes in June 2007.

Our revolving credit agreement borrowings of €100.0 ($132.0), and the €200.0 ($262.4) unsecured notes and the €300.0 ($394.6) unsecured notes, have been designated and are effective as economic hedges of our net investment in our foreign subsidiaries with a Euro functional currency. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated Other Comprehensive Income.

We had derivative financial instruments which expired in March 2005 to swap our €150.0 ($198.4) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR. Cash received from settlement of the foreign currency component of these derivative financial instruments was approximately $50.7. Gains and losses arising from foreign exchange fluctuations throughout the contract term on the derivative instruments were recorded in the consolidated statements of operations, offsetting the foreign exchange gain or loss recorded on the notes.

Interest Rate Risk Management

Our exposure to market risk for changes in interest rates relates primarily to our Long-Term Debt obligations. We have historically managed interest rates through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements.

As previously mentioned, we had derivative instruments to swap our €150.0 ($198.4) unsecured notes, at 6.25% due March 2005, to floating U.S. LIBOR. We designated these interest rate swaps as a fair value hedge, offsetting changes in the fair value of the notes that were due to interest rate fluctuations. Changes in the fair value hedge and the fair value of the notes throughout the contract term were reflected in the consolidated statements of operations. These instruments had a favorable impact of $0.6 and $4.7 in 2005 and 2004, respectively. Any ineffectiveness on the swaps was recorded in the consolidated statements of operations and was immaterial for 2005 and 2004.

We have various interest rate swap agreements to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of €100.0 ($132.0), which fix the interest rate, on a weighted-average basis, at 5.71% and expire in 2010. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended, as of December 31, 2006. For the years ended December 31, 2006, 2005 and 2004 these instruments increased interest expense by $3.6, $4.6, and $4.6 respectively.

Fair Value of Derivative Financial Instruments

The fair value of our derivative financial instruments are reflected in the consolidated balance sheets as follows:

December 31	2006	2005
Other Long-Term Liabilities
€100.0 Interest Rate Swaps	$(7.8)	$(13.5)
Forward contracts	—	(0.4)

	$(7.8)	$(13.9)

Notes to Consolidated Financial Statements	Manpower 2006 Annual Report 59

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

Guarantees

We have entered into certain guarantee contracts and stand-by letters of credit that total $136.5 ($61.6 for guarantees and $74.9 for stand-by letters of credit). The guarantees primarily relate to indebtedness and bank accounts. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

15.

SEGMENT DATA

We are organized and managed primarily on a geographic basis, with the exception of Jefferson Wells and Right Management, which are operated as separate global business units. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: United States; France; EMEA (Europe, Middle East and Africa, excluding France); Jefferson Wells; Right Management; and Other Operations.

The United States, France, EMEA, and Other Operations segments derive a significant majority of their revenues from the placement of temporary workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and development. The Jefferson Wells segment revenues are derived from services related to four primary business lines – internal controls, tax operations, finance operations and technology risk management. The Right Management segment revenues are derived from outplacement and consulting services. Segment revenues represent sales to external customers primarily within a single segment. Due to the nature of our business, we do not have export or intersegment sales. We provide services to a wide variety of customers, none of which individually comprise a significant portion of revenue for us as a whole.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include amortization of intangibles related to the acquisition of Right Management, interest and other income and expense amounts or income taxes. Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

60 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

Year Ended December 31	2006	2005	2004
Revenues from Services (a)(b)
United States (c)	$2,114.9	$2,048.3	$2,041.1
France	6,019.1	5,475.8	5,200.1
EMEA	6,363.3	5,471.2	4,883.0
Jefferson Wells	373.0	386.2	340.6
Right Management	387.3	401.8	424.6
Other Operations	2,304.9	2,062.1	1,785.6

	$17,562.5	$15,845.4	$14,675.0

Operating Unit Profit
United States	$87.4	$68.7	$49.3
France	203.3	168.7	178.8
EMEA	220.2	144.1	116.9
Jefferson Wells	31.9	33.3	51.4
Right Management	18.3	25.7	25.4
Other Operations	69.9	60.4	45.3

	631.0	500.9	467.1

Corporate expenses	85.8	59.0	57.0
Amortization of intangible assets	13.1	13.1	12.3
Interest and other expense	50.2	41.8	26.2

Earnings before income taxes and discontinued operations	$481.9	$387.0	$371.6

Depreciation and Amortization Expense
United States	$8.1	$8.6	$7.3
France	18.8	20.0	17.7
EMEA	22.9	23.4	23.8
Jefferson Wells	3.9	3.4	2.2
Right Management	11.0	13.0	14.7
Other Operations	11.0	11.4	8.5
Amortization of intangible assets	13.1	13.1	12.3

	$88.8	$92.9	$86.5

Earnings from Equity Investments
United States	$0.9	$0.7	$0.8
France	(1.2)	(1.0)	(0.3)
EMEA	4.0	2.7	0.6
Other Operations	(0.6)	—	(0.5)

	$3.1	$2.4	$0.6

(a)	Certain Eastern European countries previously reported in France and our Russian operations previously reported in Other Operations, are now reported in EMEA due to a change in management structure. All previously reported results for France, EMEA, and Other Operations have been revised to conform to the current year presentation. There were Revenues from Services of $56.2 and $26.6 in 2005 and 2004, respectively, and Operating Unit Profit of $(2.2) and $0 in 2005 and 2004, respectively, previously reported in France. There were Revenues from Services of $41.1 and $20.6 in 2005 and 2004, respectively, and Operating Unit Profit of $1.3 and $0.7 in 2005 and 2004, respectively, previously reported in Other Operations which are now reported in EMEA related to this change.
(b)	Supplemental geographic information is as follows:

Revenues from Services	2006	2005	2004
United States	$2,644.1	$2,593.1	$2,542.7
France	6,050.6	5,506.8	5,231.9
United Kingdom	1,554.3	1,848.0	1,791.5
Total Foreign	14,918.4	13,252.3	12,132.3

(c)	U.S. revenues above represent revenues from our Company-owned branches and franchise fees received from our franchise operations. These fees are primarily based on revenues generated by our franchise operations, which are discussed further on the financial highlights page.

Notes to Consolidated Financial Statements	Manpower 2006 Annual Report 61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

in millions, except per share data

As Of And For The Year Ended December 31	2006	2005	2004
Total Assets
United States	$683.9	$688.3	$687.6
France	2,067.7	1,664.3	1,829.8
EMEA	1,951.1	1,485.5	1,567.7
Jefferson Wells	81.7	106.8	60.9
Right Management	228.5	260.8	282.0
Other Operations	645.5	548.5	545.9
Corporate (a)	855.7	814.2	869.2

	$6,514.1	$5,568.4	$5,843.1

Equity Investments
United States	$16.8	$16.0	$15.3
France	1.4	1.4	0.9
EMEA	56.9	51.4	45.3
Other Operations	17.4	17.9	21.2

	$92.5	$86.7	$82.7

Long-Lived Assets (b)
United States	$41.2	$44.5	$50.4
France	65.6	64.9	80.1
EMEA	67.7	59.6	66.8
Jefferson Wells	7.5	8.5	5.2
Right Management	26.4	31.1	38.0
Other Operations	26.7	26.4	28.0
Corporate	11.1	5.1	3.9

	$246.2	$240.1	$272.4

Additions to Long-Lived Assets
United States	$6.4	$5.2	$7.5
France	16.3	16.2	14.4
EMEA	23.5	23.8	22.8
Jefferson Wells	3.0	6.8	3.7
Right Management	7.3	10.8	7.5
Other Operations	13.2	10.9	13.1
Corporate	10.3	4.0	—

	$80.0	$77.7	$69.0

(a)	Corporate assets include assets that are not used in the operations of any segment, the most significant of which are goodwill and purchased intangibles.
(b)	Supplemental geographic information is as follows:

	2006	2005	2004
Long-Lived Assets
United States	$60.2	$67.6	$73.6
France	66.9	68.4	83.9
United Kingdom	20.5	23.1	27.1
Total Foreign	186.0	172.5	198.8

62 Manpower 2006 Annual Report	Notes to Consolidated Financial Statements

16. QUARTERLY DATA ( UNAUDITED )

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2006
Revenues from Services	$3,877.2	$4,384.6	$4,590.0	$4,710.7	$17,562.5
Gross profit	693.2	782.8	804.2	865.8	3,146.0
Operating profit	60.3	138.1	163.9	169.8	532.1
Net earnings from continuing operations	29.5	79.6	97.0	99.6	305.7
Income from discontinued operations, net of taxes	23.1	0.8	3.6	64.8	92.3
Net earnings per share from continuing operations – basic	$0.34	$0.91	$1.14	$1.17	$3.55
Net earnings per share from continuing operations – diluted	$0.33	$0.90	$1.12	$1.15	$3.48
Net earnings per share from discontinued operations – basic	$0.26	$0.01	$0.04	$0.77	$1.07
Net earnings per share from discontinued operations – diluted	$0.26	$0.01	$0.04	$0.75	$1.06
Dividends per share	$—	$0.27	$—	$0.32	$0.59
Market price:
High	$57.18	$68.82	$64.67	$76.77
Low	46.14	56.30	55.29	61.19
Year Ended December 31, 2005
Revenues from Services	$3,696.1	$3,993.4	$4,087.6	$4,068.3	$15,845.4
Gross profit	655.4	708.0	722.0	746.4	2,831.8
Operating profit	60.6	107.5	129.9	130.8	428.8
Net earnings from continuing operations	31.0	60.8	74.9	88.4	255.1
Income from discontinued operations, net of taxes	1.2	1.7	1.4	0.7	5.0
Net earnings per share from continuing operations – basic	$0.34	$0.69	$0.86	$1.01	$2.89
Net earnings per share from continuing operations – diluted	$0.33	$0.68	$0.85	$1.00	$2.81
Net earnings per share from discontinued operations – basic	$0.02	$0.02	$0.02	$0.01	$0.06
Net earnings per share from discontinued operations – diluted	$0.02	$0.02	$0.02	$0.01	$0.06
Dividends per share	$—	$0.20	$—	$0.27	$0.47
Market price:
High	$48.65	$42.98	$48.18	$47.92
Low	43.16	38.55	40.89	42.88

Notes to Consolidated Financial Statements	Manpower 2006 Annual Report 63

SELECTED FINANCIAL DATA

in million, except per share data

As Of And For The Year Ended December 31	2006	2005	2004	2003	2002
Operations Data
Revenues from Services	$17,562.5	$15,845.4	$14,675.0	$12,084.3	$10,536.1
Gross profit	3,146.0	2,831.8	2,669.3	2,003.6	1,803.0
Operating profit	532.1	428.8	397.8	259.1	233.1
Net earnings from continuing operations	305.7	255.1	247.3	138.7	111.9
Per Share Data
Net earnings from continuing operations – basic	$3.55	$2.89	$2.78	$1.79	$1.47
Net earnings from continuing operations – diluted	3.48	2.81	2.61	1.70	1.41
Dividends	0.59	0.47	0.30	0.20	0.20
Balance Sheet Data
Total assets	$6,514.1	$5,568.4	$5,843.1	$4,376.4	$3,689.9
Long-term debt	791.2	475.0	676.1	829.6	799.0

The notes to consolidated financial statements should be read in conjunction with the above summary.

PERFORMANCE GRAPH

Set forth below is a graph for the periods ending December 31, 2002-2006 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 19.7% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2001 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

December 31	2006	2005	2004	2003	2002	2001
Manpower	$222	$138	$143	$140	$95	$100
S&P 400 Midcap Stock Index	$181	$152	$133	$111	$75	$100
S&P Supercomposite Human Resources and Employment Services Index	$158	$145	$131	$113	$85	$100

64 Manpower 2006 Annual Report	Selected Financial Data

PRINCIPLE OPERATING UNITS

Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Bulgaria, Canada, Czech Republic, Chile, China, Colombia, Costa Rica, Denmark, Dominican Republic, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Kazakhstan, Latvia, Lithuania, Luxembourg, Malaysia, Martinique, Mexico, Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Reunion, Romania, Russia, Singapore, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Kingdom, United States, Uruguay, Venezuela

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry; creating and delivering services that enable its clients to win in the changing world of work. The $18 billion company offers employers a range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower’s worldwide network of 4,400 offices in 73 countries and territories enables the company to meet the needs of its 400,000 clients per year, including small and medium size enterprises in all industry sectors, as well as the world’s largest multinational corporations. The focus of Manpower’s work is on raising productivity through improved quality, efficiency and cost-reduction across their total workforce, enabling clients to concentrate on their core business activities. Manpower Inc. operates under five brands: Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management. More information on Manpower Inc. is available at www.manpower.com.

Principle Operating Units	Manpower 2006 Annual Report 65

CORPORATE INFORMATION

DIRECTORS

Jeffrey A. Joerres

Chairman, CEO and President

Manpower Inc.

Marc J. Bolland 2

CEO

William Morrison Supermarkets

Gina Boswell 1

Senior Vice President and COO

Avon – North America

J. Thomas Bouchard 2*,3

Retired Senior Vice President, Human Resources

IBM

Dr. Stephanie A. Burns 1,3

Chairman, President and CEO

Dow Corning

Willie D. Davis 1,3

President

All Pro Broadcasting Inc.

Jack M. Greenberg 2

Retired Chairman and CEO

McDonald’s Corporation

Terry A. Hueneke 1

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

Françoise Gri

Executive Vice President

President – France

Yoav Michaely

Executive Vice President

Global Operational Effectiveness

Jonas Prising

Executive Vice President

President – United States and Canadian Operations

Owen J. Sullivan

Executive Vice President

CEO of Right Management

and Jefferson Wells

David Arkless

Senior Vice President

Corporate Affairs

Richard B. Davidson

Senior Vice President

Global Chief Information Officer

Iain Herbertson

Senior Vice President

President – Asia Pacific

Tammy Johns

Senior Vice President

Workforce Strategy

Varina Nissen

Senior Vice President

Global Marketing and Communications

Mara Swan

Senior Vice President

Global Human Resources

66 Manpower 2006 Annual Report	Corporate Information

World Headquarters

P.O. Box 2053

5301 N. Ironwood Rd.

Milwaukee, WI 53201 USA

+1.414.961.1000

www.manpower.com

Transfer Agent and Registrar

Mellon Investor Services, L.L.C.

P.O. Box 3315

South Hackensack, NJ 07606 USA

www.mellon-investor.com

Stock Exchange Listing

NYSE Symbol: MAN

Form 10-K

A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2006 is available without charge after February 28, 2007 and can be obtained online at:

www.investor.manpower.com

or by writing to:

Michael J. Van Handel

Manpower Inc.

P.O. Box 2053

5301 N. Ironwood Rd.

Milwaukee, WI 53201 USA

Shareholders

As of February 21, 2007, Manpower Inc. common stock was held by approximately 6,500 record holders.

Annual Meeting of Shareholders

May 2, 2007 at 10 a.m.

Manpower World Headquarters

5301 N. Ironwood Rd.

Milwaukee, WI 53217

USA

Investor Relations Website

The most current corporate and investor information can be found on the Manpower Inc. corporate website at www.manpower.com. Interested individuals may also choose to receive Manpower press release and other information via e-mail by subscribing to our E-mail Alert service at www.investor.manpower.com.

Governance

As of January 5, 2007, the Corporate Governance Quotient indicated that Manpower outperformed 82.9% of the companies in the S&P 400 and 94.1% of the companies in the Commercial Services & Supplies group. The Corporate Governance Quotient index is issued by Institutional Shareholder Services, a respected authority on proxy vodting and corporate governance.

Goverance Metrics International, an independent corporate governance rating agency, rated Manpower an 8.0 on a scale of 1 to 10, with 10 being the highest ranking, in July 2006. The average score of all U.S. companies rated by GMI is 6.3.

Manpower’s governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on Manpower’s governance structure and policies can be found at www.manpower.com in the section titled, “About Manpower.”

Social Responsibility

Manpower’s business is, in itself, socially responsible because everything we do is geared toward connecting people with jobs, which enables individuals to support themselves and their families. We strive to be socially responsible in every aspect of our business; however, we focus our resources primarily on where we can have the most impact, in creating a bridge to employment for disadvantaged individuals through various workforce development programs around the world. In 2006, we expanded our global social responsibility program to focus on additional groups of people who are particularly vulnerable, such as disaster survivors, refugees and victims of human trafficking. In July 2007, Manpower will be issuing its first social responsibility report, which will be accessible via the corporate website.

To learn more about Manpower’s recently expanded global social responsibility program, visit www. manpower.com/socialresponsibility.

POWER AWARD

Since 1959, the Manpower Power Award honors operations around the world for their financial achievements and performance in positively representing the Manpower brand and culture. In addition, each year, Manpower awards a few special individuals with the Power Award for their outstanding achievements during the year. This year’s individual Power Award winners are:

Lucille Wu, Managing Director of Manpower China, for her exemplary performance in building our business in China, and the 2006 Winning in China program that was designed to help our clients worldwide to succeed in the war for talent in China.

John LeBlanc. Vice President of Human Resources and Product Management - Jefferson wells, for his leadership role in a company wide initiative to provide clients with the full value of the Manpower group of companies, at the same time as he was taking on an expanded leader-ship role at Jefferson Wells.

Congratulations to all of the 2006 Power Award Winners worldwide.

Manpower Inc.

World Headquarters

P.O. Box 2053

5301 N. Ironwood Rd.

Milwaukee, WI 53201 USA

www.manpower.com

CGC-12 (03/07) ©2007 Manpower Inc.