Form 10-K, Exhibit 13
period 2007-12-31
MANPOWER INC /WI/
filed 2008-02-25
CIK 871763

Balance

Manpower Inc.
2007 Annual Report

Manpower®

Balance

The world of work is constantly changing, constantly shifting. Changing demand for products and services means a shift in the talent required to deliver them. New technologies, new competitors and new ways of working emerge every day. To keep a business on a steady course and continue delivering record results despite these challenges requires a keen sense of what is required to maintain balance. It requires agility built on a strong foundation. It requires a steady focus on objectives. And, it requires the right people for the job. For Manpower, 2007 was about leveraging the balance that we have created over the past decade to deliver record results.

Manpower at a Glance

Manpower Inc. is a world leader in the employment services industry; creating and delivering services that enable our clients to win in the changing world of work. In 2007, Manpower revenues increased 16.7% to $20.5 billion.

2007 Segment Revenues
in millions ($)

United States
1,962.2
France
7,025.3
Other EMEA
6,750.4
Italy
1,398.1
Jefferson Wells
332.0
Right Management
409.9
Other Operations
2,622.4

2007 Segment Operating Unit Profit
in millions ($)

United States
80.1
France
390.3
Other EMEA
256.7
Italy
103.7
Jefferson Wells
(5.2)
Right Management
34.6
Other Operations
73.5

Systemwide Offices

2007
4,498
2006
4,365
2005
4,429
2004
4,338
2003
4,041

Offices across 80 countries and territories allow us to meet the needs of clients in all industry segments. Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

People Placed in Permanent, Temporary and Contract Positions

2007
5 Million
2006
4.4 Million
2005
4 Million
2004
2 Million*

*Temporary and contract only

Return on Manpower Stock

$250
$200
$150
$100
$50
$0
2002
2003
2004
2005
2006
2007
Manpower
S&P 400 Midcap Stock Index
S&P Supercomposite Human Resources and Employment Services Index

Stock Information

Stock Exchange	Market Capitalization	Shares Outstanding	2007 Share Price High and Low
NYSE (Ticker: MAN)	$4.5 billion (as of Dec 31, 2007)	79,872,675 (as of Dec 31, 2007)	$95.05/ $56.20
Fiscal Year End Date	**Number of Shares Issued**	**Avg. Daily Volume**	
December 31	103,414,254 (as of Dec 31, 2007)	800,000 + shares per day in 2007

Dear Manpower Investor:

2007 was a record year for us in terms of both revenue and income. This did not happen by accident.

For the past decade, we have worked tirelessly to balance our business so that it is now a stronger, more flexible and more resilient company than ever before. The balance that we promised you was centered on diversifying our services, our network and our client mix. This diversification, which is driven by anticipating the market and client needs, has improved our profit margins, reduced our sensitivity to economic cycles and increased our strategic value to clients. And in 2007, we delivered.

We finished the year with revenues of $20.5 billion, an increase of 17 percent over 2006 or 9 percent in constant currency. Net earnings from continuing operations improved to $485 million, a 59 percent increase and net earnings per share from continuing operations – diluted reached $5.73 per share in 2007, an increase of 65 percent. Both of these amounts include the benefit of a modification to the payroll tax calculation in France, which had a significant favorable impact on our results in 2007. Excluding this impact, however, our net earnings from continuing operations improved an impressive 30 percent, while net earnings per share from continuing operations – diluted increased 34 percent.

2        Shareholder’s Letter

(a)	Return on Invested Capital is defined as operating profit after tax divided by the average monthly total of net debt and equity for the year. Net debt is defined as total debt less cash and cash equivalents.
(b)	Amounts exclude the impact of the payroll tax modification in France. (See Note 1 to the consolidated financial statements for further information.)

A closely watched metric within our company is our operating profit margin, which expanded 30 basis points to 3.3 percent, excluding the favorable impact of the French payroll tax modification. Our free cash flow also improved dramatically to $341 million, a 22 percent increase. The efficient use of capital, coupled with the substantial increase in operating profit (excluding the impact of the payroll tax modification), yielded an increase in economic profit of 52 percent.

Over the past decade, we have added specialty services to provide clients with a broader array of solutions to their workforce management challenges, and this effort has paid off. We have made acquisitions for strategic value rather than simply to “buy” revenues. And we have invested for the future to grow these businesses, as well as the new services that we have launched organically, including permanent recruitment, professional staffing and recruitment process outsourcing. These investments have resulted in our specialty businesses growing five-fold over the last decade, and making a tremendous impact in 2007. At the same time, revenues from our core temporary recruitment business increased 17 percent worldwide in 2007 or 9 percent in constant currency, demonstrating the continued secular growth.

Over the past decade, we have added specialty services to provide clients with a broader array of solutions to their workforce management challenges, and this effort has paid off.

A great example of our specialty business is our organizational consulting services in leadership development, assessment and coaching, delivered under our Right Management brand, which grew 16 percent in 2007 or 10 percent in constant currency. We are confident these services will be substantial strategic and growth engines for us in the future, as both emerging and mature markets continue to be challenged and constrained by talent shortages, and have a growing need to develop the next generation of leaders. Right Management also launched a new, contemporary outplacement product called RightChoiceTM in 2007, which has been extraordinarily effective in increasing our market share, due to its appeal to both client companies and individuals.

Meanwhile, 2007 was a year for investment in the future for our Jefferson Wells brand, as we continued to expand our international network and establish operations in new markets. This had a negative impact on Jefferson Wells’ profit, but we are confident the payoff will be handsome for our clients and investors.

Shareholder’s Letter        3

Net Earnings Per Share from Continuing Operations – Diluted
($)

$5.73

Net Earnings Per Share from Continuing Operations – Diluted increased 65%, 34% excluding the French payroll tax modification.

$1.70
$2.61
$2.81
$3.48
$5.73
2003
2004
2005
2006
2007

Our newest services, which have been developed organically, made terrific progress in 2007 as the complexity and speed of the talent market accelerates and clients are looking for answers — answers that yield results. Our permanent recruitment services in particular, which increased revenue 34 percent in constant currency in 2007, are one of the answers to these complex issues. We added 900 permanent recruiters, bringing us to a total of 3,600 recruiters worldwide, which contributed to us placing over 127,000 people in permanent jobs in 2007. And we expect to add more recruiters in 2008 to meet the continuing demand for these services in virtually every market across our network.

Another service that is gaining momentum is Manpower Business Solutions (MBS), where we take on the management of customized, large-scale recruiting and workforce-intensive initiatives for our clients. Over several years, we have developed expertise in outcome-based pricing engagements that have high visibility and impact for our clients. Our ability to manage and staff vital business functions for our clients, whether they are located on-site at the client location or elsewhere, is second to none in delivering quality service and improving efficiency. The myriad of opportunities for MBS extends to everything from managing and staffing call centers in the Netherlands to setting up, managing and staffing a parts planning and delivery coordination center in Hungary. Our recruitment process outsourcing service, where the entire recruitment process is managed by us, is also extremely popular with our clients, as we can perform the recruitment function more efficiently than they can internally. MBS is a natural extension of our client relationships.

Manpower Professional is an area that has not grown at the pace that satisfies us. However, we are encouraged by the great performances we saw in our professional staffing services in the EMEA and Asia regions. Our Elan brand, which provides IT staffing across Europe, surpassed $1 billion in business for the first time, increasing revenue by 35 percent in 2007, or 24 percent in constant currency. We know there is potential to do much more with our professional staffing services, as our clients are increasingly asking for these services in more markets and with more capability, so that we can provide the talent they need in their organizations. We’re looking forward to a strong 2008 for this business.

Our Elan brand, which provides IT staffing across Europe, surpassed $1 billion in business for the first time, increasing revenue by 35% in 2007, or 24% in constant currency.

Shareholder’s Letter        5

Offices across 80 countries and territories allow us to meet the needs of clients in all industry segments.

Our core temporary staffing business, which is extremely healthy from a secular perspective, is an area that we continue to develop, as there is still ample opportunity for growth. It is a luxury to be a 60-year-old business and continue to see growth opportunities in the original service area, which remains a major growth driver. One reason for this growth is that many of our markets are still in the early stages of labor market development, marked by recent shifts in labor policy or legislation that have introduced flexibility for the first time in the past five years or less. For example, we have been providing services in Germany for many years, but we are in a major growth mode there now due to changes in the German government’s labor market strategies. In these markets, the advent of flexible staffing has created a form of renaissance in the workforce, making it more agile, talented and relevant.

It is a luxury to be a 60-year-old business and continue to see growth opportunities in the original service area, which remains a major growth driver.

In emerging markets, there is tremendous potential, as employers are impatient and are confronted with talent challenges that are equally as complex as in mature markets. These markets are in the early stages of adopting temporary staffing to create workforce flexibility, including countries like India, China, the Middle East, Vietnam and much of Eastern Europe, where we have secured market leadership positions and have established our brand presence based on the quality of our service and integrity of our people. Our revenues in these emerging markets increased to $222.6 million in 2007, an increase of 61 percent (44 percent in constant currency), which was driven by India (+119%), China (+49%) and Eastern Europe (+52%).

Over the past year, we have broadened our geographic presence, expanding into seven new countries and territories for a total of 80, and expanding our office network by another 100 offices, to a total of 4,500. In a year when some of our largest operating units were down or flat in revenue, our geographic diversification fueled our record performance.

In the past few years, we have organized many of our operations to better focus on the small/medium size businesses (SMB). The value we can offer to SMBs is substantial and it also creates balance in our portfolio. We finished 2007 with more than 50 percent of our revenues in the SMB category – clearly progressing in the direction we have been working toward. As an example, Manpower France increased their SMB revenues by 17 percent in 2007, while the overall business there grew at seven percent. Smaller companies are coming to us in larger numbers than ever before to help them with talent management issues, and we have a strategy in place to rapidly enhance our ability to provide more focused service for these clients. We know they will continue to need us more in the years to come as talent shortages make it more difficult for them to attract and retain the right people, and we are prepared to be the best choice available to them in the marketplace.

6        Shareholder’s Letter

Emerging Market Revenue
in millions ($)

222.6

Emerging market revenue growth in 2007 exceeded expectations in our three key expansion markets: India (+119%), China (+49%) and Eastern Europe (+52%).

222.6
138.1
70.1
33.9
15.0
2003
2004
2005
2006
2007

80

Over the past year, we have broadened our geographic presence, expanding into seven new countries and territories for a total of 80, and expanding our office network by another 100 offices, to a total of 4,500.

In 2007, we continued to focus on investing resources in the right places and removing unnecessary costs from the business. These efforts have fueled our network expansion and service development that will drive future growth. We are also investing in technology to continue streamlining and powering our business, as well as in our brand and our people.

We built a new world headquarters in 2007, which combined employees from four different locations into one, and the efficiencies we gained by bringing everyone together enabled us to develop the building without increasing our costs. As an added benefit, it is a “green” building, which is currently under review for a LEED rating, the U.S. benchmark for the design, construction and operation of high performance green buildings that are created to the highest standards of human and environmental health.

Our headquarters is only one example of our commitment to social responsibility and sustainability, which we consider to be one of our most important investments. In 2007, we released our first social responsibility report and it energized our team to do even more. From our inception in 1948, we have been the industry standard in helping the underprivileged to find their way to sustainable jobs through our workforce development programs. In the past few years, we have extended this work to help victims of disasters and refugees to get jobs and training to help them get a new start in the world after tremendous trauma. We’re also working to end today’s form of slavery, known as human trafficking or forced labor. These are important efforts to help individuals, families and communities to build a better future. Our CSR programs are also important elements of building the Manpower brand worldwide and establishing the kind of character and substance that can be expected of us when we put down roots in a community.

Our CSR programs are also important elements of building the Manpower brand worldwide and establishing the kind of character and substance that can be expected of us when we put down roots in a community.

8        Shareholder’s Letter

In so many ways, the Manpower of 2008 is a much more robust company than ever before. We have put a tremendous amount of diligence, forethought and energy into creating systemic changes that are now driving our progress, and it’s very satisfying to see those efforts paying dividends.

In so many ways, the Manpower of 2008 is a much more robust company than ever before. We have put a tremendous amount of diligence, forethought and energy into creating systemic changes that are now driving our progress, and it’s very satisfying to see those efforts paying dividends.

The Manpower team around the world is better than ever, and we have focused our core competencies of talent attraction, retention and training internally to ensure that we have the best talent in the industry because we know that building and growing our business at the pace we aspire to reach will require a great team. For example, we have implemented a rigorous Leadership Success Model for our Global Leadership Team, and are driving that success model throughout the organization. The results are already evident. We have also been able to attract top talent from the outside to bring in fresh skills and ideas that complement our existing team. Our brand is attractive to those who are interested in being involved with the hottest global topic – talent.

This focus on talent has also been extended beyond the five million people we placed into permanent and temporary positions in 2007, to also engage individuals who may not be currently seeking a position with us. Our aim is to attract and develop relationships with individuals who are seeking help in navigating their career now, and may become candidates or clients for us in the future, or refer others to us as a reliable source of career expertise. In 2008, we will be expanding our Web presence to ensure we are well-positioned to meet the talent requirements of our clients throughout the world.

Our 2008 plan also calls for us to continue exercising our leadership in emerging markets to help clients, candidates and governments to navigate the best course for their rapidly changing workforces. Manpower plays a vital role in partnering with governments worldwide to position their labor markets to have the right skills to enhance their economic growth engines, and we anticipate this consulting role will continue to grow in importance in the coming years.

Shareholder’s Letter        9

We are committed to running a marathon at sprint speed. This means we will continue to focus on accelerating our initiatives and building upon the momentum we have created over the past decade. Our accomplishments must come at sprint speed, but with the longer term view of the marathon never escaping our minds.

We are committed to running a marathon at sprint speed.

The 33,000 people who comprise the Manpower team in every corner of the world work passionately and vigorously to help our clients win. They do it with a sense of integrity and a sense of mission, which brings uniqueness to the Manpower group of companies and superior returns to our shareholders. Thanks team.

33,000

The 33,000 people who comprise the Manpower team in every corner of the world work passionately and vigorously to help our clients win.

10        Shareholder’s Letter

Like every year, 2008 brings many unknown variables, and there are currently clouds overhead that are cause for concern about the state of the U.S. economy, in particular, and the world economy in general. Some experts are forecasting recession, while others are predicting that the situation will improve. We cannot predict precisely what the economy will bring, but we are better positioned to weather economic turbulence than ever before. If a downturn comes, we'll be ready. We've been through this before, and our view is that it is the perfect opportunity to invest in key areas of the business and expand our market share, while improving the value of our services. If the clouds clear and sunny days lie ahead, we're off to the races. The strength of our service portfolio, geographic network and client mix provide us with the strong, sturdy platform to forge ahead unwavering, regardless of which way the wind blows.

Regards,

Jeffrey A. Joerres
Chairman, CEO & President
February 15, 2008

13	Management’s Discussion & Analysis

21	Financial Measures

31	Management Report on Internal Control Over Financial Reporting

32	Report of Independent Registered Public Accounting Firm

34	Consolidated Statements of Operations

35	Consolidated Balance Sheets

36	Consolidated Statements of Cash Flows

37	Consolidated Statements of Shareholders’ Equity

38	Notes to Consolidated Financial Statements

64	Selected Financial Data

64	Performance Graph

65	Principle Operating Units

66	Corporate Information

Management’s Discussion & Analysis

of financial condition and results of operations

BUSINESS OVERVIEW

Manpower Inc. is a world leader in the employment services industry. Our global network of nearly 4,500 offices in 80 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. By offering a complete range of services, we can help any company – no matter where they are in their business evolution – raise productivity through improved strategy, quality, efficiency and cost reduction across their total workforce.

Manpower Inc.’s five major brands – Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management – provide a comprehensive range of services for the entire employment and business cycle including:

•

Permanent, temporary and contract recruitment – We find the best people for all types of jobs and industries at both the staff and professional levels under the Manpower, Manpower Professional and Elan brands.

•

Employee assessment and selection – We provide a wide array of assessments to validate candidate skills and ensure a good fit between the client and the employee, which leads to higher employee retention rates.

•

Training – We offer an extensive choice of training and development solutions that help our employees, associates, and clients’ workforces to improve their skills and gain qualifications that will help them to succeed in the ever-changing world of work.

•

Outplacement – Our Right Management brand is the world’s largest outplacement provider, helping our clients to better manage the human side of change by providing a positive way for employees who no longer fit the organization to transition out and make the right choice for the next step in their career.

•

Outsourcing – We are one of the largest providers of recruitment process outsourcing in the employment services industry, enabling our clients to outsource the entire recruitment process for permanent and contingent staff to us, so they can focus on other areas of human resources.

•

Consulting – We are a leading global provider of integrated consulting solutions across the employment lifecycle. We help clients maximize the return on their human capital investments while assisting individuals to achieve their full potential. Our Right Management brand helps clients attract and assess top talent; develop and grow leaders; and engage and align people with strategy.

•

Professional Services – Our Jefferson Wells brand is a high-value alternative to public accounting firms and other consulting groups, delivering professional services in the areas of internal controls, tax, technology risk management, and finance and accounting.

This comprehensive business mix allows us to mitigate the cyclical effects of the national economies in which we operate.

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2007, we found permanent and temporary jobs for nearly five million people who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, skilled laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals – all turn to the Manpower family of companies for employment. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with skills they need to enter the workforce. In this way, our company is a bridge to permanent employment for those who desire it.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients in the employment services industry itself.

Revenues from Services

in millions ($)

Operating Unit Profit

in millions ($)

Management’s Discussion & Analysis	Manpower 2007 Annual Report 13

Management’s Discussion & Analysis

of financial condition and results of operations

We manage these trends by leveraging established strengths, including one of the employment services industry’s best- recognized brands; geographic diversification; size and service scope; an innovative product mix; and a strong client base. While staffing is an important aspect of our business, our strategy is focused on providing both the skilled employees our clients need and high-value workforce management, outsourcing and consulting solutions.

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

During the last several years, secular trends toward greater workforce flexibility have had a favorable impact on demand for our staffing services in several markets. As companies attempt to increase the variability of their cost base, contemporary work solutions help them to effectively address the fluctuating demand for their products or services. Due to our industry’s dependence on economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue growth trends. Based upon these anticipated trends, we determine whether additional personnel and office investments are necessary to take full advantage of growth opportunities.

Our staffing business is organized and managed primarily on a geographic basis, and Jefferson Wells and Right Management are operated as separate global business units. Each country and business unit generally has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: United States; France; Other EMEA (Europe, Middle East and Africa, excluding France and Italy); Italy; Jefferson Wells; Right Management; and Other Operations.

The United States, France, Other EMEA, Italy and Other Operations segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and development. Jefferson Wells’ revenues are derived from services related to internal controls, tax, technology risk management, and finance and accounting. Right Management’s revenues are derived from outplacement and consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenue for us as a whole or for any segment.

FINANCIAL MEASURES – CONSTANT CURRENCY

Changes in our revenues and operating profits include the impact of changes in foreign currency exchange rates and acquisitions and dispositions. We provide “constant currency” and “organic constant currency” calculations in this annual report to remove the impact of these items. We express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term “constant currency,” it means that we have translated financial data for a period into U.S. Dollars using the same foreign currency exchange rates that we used to translate financial data for the prior year period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. We use constant currency results in our analysis of subsidiary or segment performance. We also use constant currency when analyzing our performance against that of our competitors. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. Changes in foreign currency exchange rates primarily impact only reported earnings and not our actual cash flow or economic condition.

When we use the term “organic constant currency,” it means that we have further removed the impact of acquisitions in the current period and dispositions from the prior period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on page 21.

14 Manpower 2007 Annual Report	Management’s Discussion & Analysis

RESULTS OF OPERATIONS – YEARS ENDED DECEMBER 31, 2007, 2006 AND 2005

Consolidated Results – 2007 compared to 2006

Revenues from Services increased 16.7% to $20.5 billion. Revenues were positively impacted by changes in foreign currency exchange rates during the period due to the weakening of the U.S. Dollar relative to the currencies in most of our non-U.S. markets. In constant currency, revenues increased 9.0%. This revenue growth rate is a result of increased demand for our services in most of our markets, including France, Other EMEA, Italy, Right Management and Other Operations, where revenues increased 7.0%, 18.5%, 13.0%, 1.3% and 10.5%, respectively, on a constant currency basis. We also saw solid growth in our permanent recruitment business which increased 33.9% on a consolidated basis in constant currency.

Gross Profit increased 22.3% to $3.8 billion in 2007. In constant currency, Gross Profit increased 14.7%. The Gross Profit Margin was 18.8%, an increase of 0.9% from 2006. Included in Gross Profit for 2007 is the impact of a modification to the calculation of payroll taxes in France, which reduced the amount of payroll taxes, retroactive to January 1, 2006, through September 30, 2007. The impact of this modification was an increase in Gross Profit of $157.1 million. (See Note 1 to the consolidated financial statements for further information). This represents a 77 basis point (0.77%) impact on Gross Profit Margin for 2007. The remaining increase in Gross Profit Margin is primarily due to an increase in our temporary recruitment business margin (+0.10%) and an increase in permanent recruitment business margin (+0.30%), offset by a change in the mix of services provided (-0.27%) primarily due to a relatively lesser amount of revenues coming from Jefferson Wells and Right Management where the gross profit margin is generally higher than the Company average. Temporary recruitment margins have increased as a result of improved pricing discipline in some markets, including France, and improved margins in other markets as a result of lower direct costs.

Selling and Administrative Expenses increased 15.7% during 2007 to $3.0 billion in 2007. These expenses increased 8.9% in constant currency. As a percent of revenues, Selling and Administrative Expenses were 14.7% in 2007 compared to 14.9% in 2006. Included in Selling and Administrative Expenses for 2007 are costs of $7.5 million related to the modification to the payroll tax calculation in France. This amount resulted in a 4 basis point (0.04%) increase in Selling and Administrative Expenses as a percent of revenues. Included in Selling and Administrative Expenses for 2006 were $15.9 million of reorganization charges and $9.2 million of global cost reduction project costs, which resulted in a 14 basis point (0.14%) increase in Selling and Administrative Expenses as a percent of revenues for 2006. The remaining period-over-period decrease of 10 basis points (0.10%) is due primarily to the favorable impact of our cost control efforts and productivity gains, as we have been able to increase the billable hours from our temporary recruitment business as well as the number of our permanent placements without a similar increase in branch headcount, offset by continued investments in certain markets.

Interest and Other Expense is comprised of interest, foreign exchange gains and losses, and other miscellaneous non-operating income and expenses. Interest and Other Expense was expense of $34.2 million in 2007 compared to $50.2 million in 2006. Net Interest Expense decreased $6.8 million to $29.0 million in 2007 from $35.8 million in 2006, as increases in interest expense were offset by higher interest income as a result of our higher cash levels. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the U.S. Foreign exchange gains were $0.6 million in 2007 compared to losses of $3.2 million in 2006. Miscellaneous Expense, Net, consists of bank fees and other non-operating expenses and, in 2007, was $5.8 million compared to $11.2 million in 2006.

We provided for income taxes from continuing operations at a rate of 38.7% in 2007 and 36.6% in 2006. The 2007 rate is higher than the 2006 rate primarily due to the income tax cost associated with additional anticipated cash repatriations from our foreign subsidiaries, additional valuation allowances recorded for non-U.S. operating losses, and the lower tax cost in 2006 of the reorganization charges and the costs related to our global cost reduction initiative. Our 2007 annual effective tax rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of valuation allowances recorded for non-U.S. operating losses, U.S. state income taxes and other permanent items.

Management’s Discussion & Analysis	Manpower 2007 Annual Report 15

Management’s Discussion & Analysis

of financial condition and results of operations

Net Earnings Per Share – Diluted increased 26.2% to $5.73 in 2007 compared to $4.54 in 2006. Net Earnings Per Share From Continuing Operations – Diluted was $5.73 in 2007 compared to $3.48 in 2006. Included in 2007 Net Earnings is the impact of the retroactive modification to the payroll tax calculation in France which was an increase to Net Earnings of $88.6 million. This represents a $1.05 increase in 2007 Net Earnings Per Share – Diluted. The higher foreign currency exchange rates favorably impacted Net Earnings Per Share – Diluted by approximately $0.35 in 2007.

Weighted Average Shares – Diluted were 84.6 million in 2007 and 87.7 million in 2006. This decline is primarily a result of our repurchase of 6.1 million shares of our common stock during 2007.

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

Gross Profit increased 11.1% to $3.1 billion in 2006. In constant currency, Gross Profit increased 10.3%. The Gross Profit Margin was 17.9% in both 2006 and 2005. The following items impacted Gross Profit Margin (along with the impact of each on consolidated Gross Profit Margin): an increase in our permanent recruitment business (+0.27%), an increase in Gross Profit Margin in the temporary recruitment business (+0.24%), a change in the mix of services provided (-0.35%), and the impact of a 2005 French payroll tax audit settlement (-0.12%). Temporary recruitment margins have increased as a result of improved pricing in some markets, including France, and improved margins in other markets as a result of lower direct costs (such as workers’ compensation and state unemployment taxes in the U.S.). The change in the mix of services is primarily due to a relatively lower amount of revenues coming from Jefferson Wells and Right Management, where the Gross Profit Margin is generally higher than the Company average.

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

16 Manpower 2007 Annual Report	Management’s Discussion & Analysis

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

In January 2006, we sold a non-core payroll processing business in Sweden. In addition, in December 2006, we sold a non-core facilities management services business in the Nordics. Pre-tax gains of $123.5 million ($89.5 million after tax, or $1.02 per share – diluted) related to these sales were recorded in Income from Discontinued Operations in 2006. Net proceeds received from the sales of these operations were $123.9 million. Also in December 2006, we recorded a net loss of $1.7 million on the disposal of one of our Right Management subsidiaries. We have recorded these gains and losses, as well as the operating results of these operations, as Income from Discontinued Operations in the consolidated statements of operations. (See Note 2 to the consolidated financial statements for more information regarding discontinued operations).

Segment Results

United States – The U.S. operation is comprised of 555 Company-owned branch offices and 282 stand alone franchise offices. Revenues in the U.S. consist of sales of services by our Company-owned branch offices and fees from our franchise operations. Revenues for the year were $2.0 billion, a decrease of 7.2%, and include franchise fees of $24.2 million. Franchise fees are primarily based on revenues generated by the franchise network, which were $1.1 billion in 2007.

Revenues contracted 5.2% in the first quarter of 2007 and then showed further contraction throughout the year. The slowing demand for our services was seen primarily in our core temporary recruitment business as we experienced year-over-year declines in demand for our light industrial and industrial skilled workers and for skilled office workers. The professional temporary recruitment business continued to show improving revenue growth rates throughout 2007 with year-over-year growth of 5.3%. Our permanent recruitment business showed good growth throughout the year, with $38.1 million of revenues, a 27.0% increase over 2006.

The Gross Profit Margin increased compared to 2006 due to the increase in the permanent recruitment business as well as improved margins from our temporary recruitment business, particularly in the first half of the year, due primarily to lower workers’ compensation and state unemployment expenses. Acquisitions had a minimal impact on Gross Profit Margin in 2007.

Selling and Administrative Expenses decreased 0.8% during the year primarily due to lower advertising costs due to the launch of our new brand in 2006. Excluding acquisitions, Selling and Administrative Expenses decreased 2.4%.

Operating Unit Profit (“OUP”) for the year decreased 8.3% to $80.1 million. OUP Margin was 4.1% of Revenues in 2007 and 2006. OUP Margin showed year-over-year improvement in the first half of 2007 due to the higher Gross Profit Margins. The OUP Margin declined in the second half of 2007 despite the increase in Gross Profit Margin due to the de-leveraging effect of the revenue decline, as revenues have declined more than expenses. Acquisitions had a minimal impact on OUP Margin in 2007. (For the definition of OUP, refer to Note 15 of the consolidated financial statements).

United States Revenues

in millions ($)

United States Operating Unit Profit

in millions ($)

Management’s Discussion & Analysis	Manpower 2007 Annual Report 17

Management’s Discussion & Analysis

of financial condition and results of operations

France – Revenues in France increased 16.7%, or 7.0% in constant currency, to $7.0 billion. Local currency revenue growth was 10.4% in the first quarter of 2007, however growth trends declined in the second quarter, with stable growth of 5.0% in the second half of the year. This decline is due to a slowing in the demand for our services as a result of a softening in the manufacturing and construction industry, which is a large portion of the temporary recruitment industry in France.

The Gross Profit Margin increased in 2007 compared to 2006 due primarily to the impact of the modification to the calculation of payroll taxes. The impact of this modification was an increase in Gross Profit Margin of 226 basis points (2.26%) for 2007. Excluding that impact, Gross Profit Margin increased during the year as a result of the 71.8% increase in our permanent recruitment business.

Selling and Administrative Expenses increased 11.1% from 2006 in constant currency due primarily to costs related to the modification to the payroll tax calculation, a $15.0 million (a10.3 million) legal reserve recorded related to the French competition investigation (see Note 14 to the consolidated financial statements for further information), and continued investments in the permanent recruitment business. Excluding the costs related to the modification to the payroll tax calculation and the legal reserve, Selling and Administrative Expenses as a percent of revenues in 2007 were in line with the 2006 level.

OUP was $390.3 million, an increase of 92.0% (77.4% in constant currency) from the prior year. OUP Margin was 5.6%, an increase from 3.4% in 2006. Included in 2007 OUP is the impact of the modification to the payroll tax calculation and the legal reserve. The impact of the payroll tax modification was $149.6 million, which represents a 73.6% increase in OUP and a 213 basis point (2.13%) impact on 2007 OUP Margin. The legal reserve represents a 21 basis point (0.21%) decrease in 2007 OUP Margin. The remaining 26 basis point (0.26%) increase in OUP Margin primarily reflects the increased Gross Profit Margin and the improved productivity in our staffing business.

Other EMEA – In previous years, the results of Other EMEA and Italy were combined as the EMEA segment. Italy is now a separate reportable segment and all previous years’ results have been revised to conform to the current year presentation.

The Other EMEA region includes operations throughout Europe, the Middle East and Africa (excluding France and Italy), which covers a total of 26 countries delivering services through approximately 1,247 offices. In addition to employment services delivered under the Manpower and Manpower Professional brands, this region also includes Elan, which is a leading IT recruitment and managed services firm operating across 17 countries in the region, and Brook Street, which provides recruitment services in the U.K. The largest operations in this segment are in the Nordics, the U.K., Elan and Germany which comprise 20.1%, 16.0%, 15.9% and 10.5% of Other EMEA revenues, respectively.

Revenues in Other EMEA increased 29.1% in 2007 to $6.8 billion, or 18.5% in constant currency. Local currency revenue growth was experienced in most major markets with the highest growth rates reported by the Nordics (+27.8%), Germany (+27.7%), Elan (+24.0%), Belgium (+20.1%), and the Netherlands (+17.8%). Revenue growth rates improved during the year, with 17.0% constant currency growth in the first quarter accelerating to 20.2% in the fourth quarter. Permanent recruitment revenues increased 46.5% during the year, or 34.5% in constant currency, as a result of our continued investments in this business.

The Gross Profit Margin increased from the prior year due to the increase in the permanent recruitment business, improved pricing in certain markets and the change in the mix of business, as geographies with relatively higher gross margins are growing faster than those with lower gross margins.

France Revenues

in millions ($)

France Operating Unit Profit

in millions ($)

Other EMEA Revenues

in millions ($)

Other EMEA Operating Unit Profit

in millions ($)

18 Manpower 2007 Annual Report	Management’s Discussion & Analysis

Selling and Administrative Expenses increased 25.9%, or 15.6% in constant currency, primarily due to the need to support the increased business volumes. Expenses as a percent of revenues decreased in 2007 compared to 2006, primarily due to productivity improvements, as Other EMEA has been able to increase revenues without a similar increase in branch headcount.

OUP was $256.7 million, an increase of 63.8%, or 50.1% in constant currency. The OUP Margin increased to 3.8% from 3.0% in 2006 due to the increased Gross Profit Margin level and the improved leveraging of our expense base with the increased revenue and gross profit levels.

Italy – Revenues in Italy increased 23.4% in 2007 to $1.4 billion, or 13.0% in constant currency. The revenue growth rates declined slightly during the year but demand for our services remained strong. Permanent recruitment revenues increased 69.5%, or 55.0% in constant currency, from the prior year.

The Gross Profit Margin in 2007 was flat compared to 2006 as the increase in the permanent recruitment business offset declines in the temporary recruitment business.

Selling and Administrative Expenses increased 7.1%, but decreased 1.8% in constant currency. This decrease in constant currency is primarily due to a decrease in personnel and consulting costs. Expenses as a percent of revenues decreased in 2007 compared to 2006 as we were able to leverage the existing cost base to support the increased revenues without a similar increase in expenses.

OUP was $ 103.7 million, an increase of 63.3%, or 49.1% in constant currency. The OUP Margin increased to 7.4% from 5.6% in 2006, as a result of improved leveraging of our expense base with the increased revenue and gross profit levels.

Jefferson Wells – Jefferson Wells provides highly-skilled project personnel along four primary business lines – internal controls, tax, technology risk management, and finance and accounting. Our services are provided through 56 offices, which include major U.S. metropolitan markets, Toronto, five European cities, South Africa and Hong Kong. The majority of employees assigned by Jefferson Wells are full-time company employees and therefore employee utilization is a significant factor in determining Gross Profit Margins.

Revenues decreased during the year, to $332.0 million from $ 373.0 million in 2006, due primarily to a decline in Sarbanes-Oxley related control services and the completion of two large projects that positively impacted 2006 revenue levels. The revenue declines improved through the year, ending with a 3.9% decline in the fourth quarter, as growth in our non-Sarbanes-Oxley business lines was able to compensate for much of the Sarbanes-Oxley related declines. We expect strong growth in these other business lines to continue in 2008.

The Gross Profit Margin has declined from the 2006 level due primarily to lower utilization of our professional staff.

Selling and Administrative Expenses increased 14.5% in 2007 compared to 2006 mainly due to $4.0 million of reorganization costs recorded in the fourth quarter of 2007, $3.0 million of expenses related to the move to the new world headquarters and our continued investment in new offices, both domestically and internationally. The reorganization costs represent reserves for severance and other office closure charges.

OUP was a loss of $5.2 million compared to profit of $31.9 million in 2006. The OUP Margin was (1.6%) compared to 8.6% in 2006. This decrease in OUP is a combination of the lower Gross Profit Margin level coupled with the increase in Selling and Administrative Expenses.

Italy Revenues

in millions ($)

Italy Operating Unit Profit

in millions ($)

Jefferson Wells Revenues

in millions ($)

Jefferson Wells Operating Unit Profit

in millions ($)

Management’s Discussion & Analysis	Manpower 2007 Annual Report 19

Management’s Discussion & Analysis

of financial condition and results of operations

Right Management – Right Management is the world’s largest outplacement and consulting services firm operating through 285 offices in 52 countries.

Revenues increased 5.8% in 2007 to $409.9 million, or 1.3% in constant currency. Excluding acquisitions, revenues increased 2.8%, a decrease of 1.6% in constant currency. Year-over-year revenue growth in local currency, excluding acquisitions, improved through- out the year, with growth of 3.1% in the fourth quarter compared to a decline of 5.5% in the first quarter. This trend reflects improving demand for both the organizational consulting and the outplacement services.

The Gross Profit Margin in 2007 was slightly lower than 2006 as a result of changes in the mix of business between outplacement and consulting services.

Selling and Administrative Expenses decreased by 2.1%, or 5.9% in constant currency, from 2006. Expenses as a percent of revenues also improved, primarily due to reduced personnel and office expenses, including $8.1 million of severance costs recorded in 2006.

OUP was $34.6 million compared to $18.3 million in 2006, an increase of 88.8%, or 81.2% in constant currency. The OUP Margin increased to 8.4% in 2007 from 4.7% in 2006. This improvement is due to the lower Selling and Administrative Expenses and the leveraging of the existing cost base to support the increased revenues without a similar increase in expenses. Acquisitions had a minimal impact on OUP Margin in 2007.

Other Operations – The Other Operations segment includes our operations in the Asia Pacific region, Canada, Mexico and South America, delivering service through 565 offices. Our largest country operation within this segment is Japan, which accounts for 34% of the segment’s revenues.

Revenues in the segment improved 13.8% to $2.6 billion in 2007, or 10.5% in constant currency. Revenue increase in constant currency was experienced in most major markets in this segment, including Argentina, Japan and Mexico, which experienced revenue growth rates of 35.6%, 7.3% and 6.7%, respectively. India and China also continue to show strong revenue growth. Permanent recruitment revenues increased 32.7%, or 23.3% in constant currency, as a result of the ongoing investments in this business.

The Gross Profit Margin decreased slightly in 2007 compared to 2006 primarily due to a decrease in Gross Profit Margin in Japan, offset by the impact of the increase in the permanent recruitment business.

Selling and Administrative Expenses increased 13.7% during the year, or 9.8% in constant currency, due to a major advertising campaign in Japan, to support the increased revenue levels, and investments in office openings and the permanent recruitment business in certain markets.

OUP increased 5.0% to $73.5 million, or 3.0% in constant currency. The OUP Margin decreased to 2.8% in 2007 compared to 3.0% in 2006, primarily due to the major advertising campaign in Japan in the first quarter of 2007.

Right Management Revenues

in millions ($)

Right Management Operating Profit

in millions ($)

Other Operations Revenues

in millions ($)

Other Operations Operating Profit

in millions ($)

20 Manpower 2007 Annual Report	Management’s Discussion & Analysis

FINANCIAL MEASURES – CONSTANT CURRENCY AND ORGANIC CONSTANT CURRENCY RECONCILIATION

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency on page 14 for further information.)

Amounts represent 2007 Percentages represent 2007 compared to 2006	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions/ Dispositions (in Constant Currency)	Organic Constant Currency
Revenues from Services
United States	$1,962.2	(7.2)%	—%	(7.2)%	2.4%	(9.6)%
France	7,025.3	16.7	9.7	7.0	—	7.0
Other EMEA	6,750.4	29.1	10.6	18.5	—	18.5
Italy	1,398.1	23.4	10.4	13.0	—	13.0
Jefferson Wells	332.0	(11.0)	—	(11.0)	—	(11.0)
Right Management	409.9	5.8	4.5	1.3	2.9	(1.6)
Other Operations	2,622.4	13.8	3.3	10.5	—	10.5

Manpower Inc.	20,500.3	16.7	7.7	9.0	0.3	8.7
Gross Profit – Manpower Inc.	3,848.6	22.3	7.6	14.7	0.5	14.2
Operating Unit Profit
United States	80.1	(8.3)	—	(8.3)	3.9	(12.2)
France	390.3	92.0	14.6	77.4	—	77.4
Other EMEA	256.7	63.8	13.7	50.1	—	50.1
Italy	103.7	63.3	14.2	49.1	—	49.1
Jefferson Wells	(5.2)	(116.2)	—	(116.2)	—	(116.2)
Right Management	34.6	88.8	7.6	81.2	12.2	69.0
Other Operations	73.5	5.0	2.0	3.0	—	3.0
Operating Profit – Manpower Inc.	825.4	55.1	10.8	43.3	1.1	42.2

Amounts represent 2006 Percentages represent 2006 compared to 2005	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions/ Dispositions (in Constant Currency	Organic Constant Currency
Revenues from Services
United States	$2,114.9	3.2%	—%	3.2%	—%	3.2%
France	6,019.1	9.9	1.5	8.4	—	8.4
Other EMEA	5,230.7	14.4	1.5	12.9	—	12.9
Italy	1,132.6	25.9	1.7	24.2	—	24.2
Jefferson Wells	373.0	(3.4)	—	(3.4)	—	(3.4)
Right Management	387.3	(3.6)	0.6	(4.2)	—	(4.2)
Other Operations	2,304.9	11.8	(2.0)	13.8	—	13.8

Manpower Inc.	17,562.5	10.8	0.8	10.0	—	10.0
Gross Profit – Manpower Inc.	3,146.0	11.1	0.8	10.3	—	10.3
Operating Unit Profit
United States	87.4	27.2	—	27.2	—	27.2
France	203.3	20.5	2.9	17.6	—	17.6
Other EMEA	156.7	55.6	5.3	50.3	—	50.3
Italy	63.5	45.8	2.7	43.1	—	43.1
Jefferson Wells	31.9	(4.2)	—	(4.2)	—	(4.2)
Right Management	18.3	(28.8)	(0.6)	(28.2)	—	(28.2)
Other Operations	69.9	16.0	(3.6)	19.6	—	19.6
Operating Profit – Manpower Inc.	532.1	24.1	2.2	21.9	—	21.9

Management’s Discussion & Analysis	Manpower 2007 Annual Report 21

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

During 2007, cash provided by operating activities was $432.2 million, compared to $359.1 million for 2006 and $268.8 million for 2005. The change in 2007 from 2006 is due to the higher earnings level offset by increased working capital needs.

Accounts Receivable increased to $4,478.8 million as of December 31, 2007 from $3,837.2 million as of December 31, 2006. This increase is due primarily to changes in foreign currency exchange rates and increased business volumes. At constant exchange rates, the Accounts Receivable balance at December 31, 2007 would have been approximately $320.5 million lower than reported. Days Sales Outstanding (“DSO”) improved by one day during 2007, following a slight improvement in 2006.

Capital expenditures were $91.6 million, $80.0 million and $77.6 million during 2007, 2006 and 2005, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $7.5 million, $12.0 million and $6.5 million in 2007, 2006 and 2005, respectively.

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions was $122.8 million, primarily related to franchise acquisitions, $13.0 million and $12.9 million in 2007, 2006 and 2005, respectively.

In January 2006, we sold a non-core payroll processing business in Sweden, and in December 2006, we sold our Nordic non-core facilities management services business. Pre-tax gains of $123.5 million ($89.5 million after tax, or $1.02 per share – diluted) related to these sales were recorded in 2006. Net proceeds from these transactions of $123.9 million were received in 2006.

Net debt borrowings were $4.9 million for 2007, compared to $2.2 million for 2006 and net repayments of $31.8 million for 2005. We use excess cash to pay down borrowings under various facilities when appropriate.

In August 2007, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0 million. In October 2006, 2005 and 2004, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $325.0 million, $250.0 million and $250.0 million, respectively. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. As of December 31, 2007, we have repurchased 1.7 million shares at a total cost of $105.7 million under the 2007 authorization. Under the 2006 authorization, we repurchased 4.4 million shares of common stock at a total cost of $325.0 million during 2007. Under the 2005 authorization, we repurchased 4.3 million shares at a total cost of $250.0 million during 2005 and the first eight months of 2006. Under the 2004 authorization, we repurchased 5.0 million shares at a total cost of $203.5 million during 2005.

During each of 2007, 2006 and 2005, the Board of Directors declared total cash dividends of $0.69, $0.59 and $0.47 per share, respectively. Our total dividend payments were $57.1 million, $50.9 million and $41.2 million in 2007, 2006 and 2005, respectively.

We have aggregate commitments of $2,088.6 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

in Millions	2008	2009	2010	2011	2012	Thereafter
Long-term debt including interest	$41.5	$42.2	$163.5	$33.6	$459.4	$296.9
Short-term borrowings	39.0	—	—	—	—	—
Operating leases	211.3	174.8	134.8	87.9	64.4	182.2
Severances and other office closure costs	11.1	1.9	0.3	0.3	—	—
FIN 48 income tax(1)	3.1	—	—	—	—	—
Other	34.0	21.9	18.3	13.0	12.5	20.7

	$340.0	$240.8	$336.9	$134.8	$536.3	$499.8

(1)	FIN 48 income tax, interest and penalties of $41.5 million is excluded as we cannot determine the years in which these liabilities might ultimately settle.

22 Manpower 2007 Annual Report	Management’s Discussion & Analysis

In the fourth quarter of 2007, we established reserves totaling $4.4 million in France for office closure costs and $4.0 million at Jefferson Wells for severances and other office closure costs related to reorganizations at these entities. Of the $4.4 million recorded in France, no payment has been made as of December 31, 2007. We expect a majority of the $4.4 million will be paid in 2008. Of the $4.0 million recorded at Jefferson Wells, $0.1 million has been paid as of December 31, 2007. We expect a majority of the remaining $3.9 million will be paid in 2008.

In the first quarter of 2006, we recorded expenses totaling $9.5 million in the U.K. and $1.2 million at Right Management for severances and other office closure costs related to reorganizations at these entities. Of the $9.5 million in the U.K., $7.3 million has been paid as of December 31, 2007, of which $1.9 million was paid in 2007. We expect a majority of the remaining $2.2 million will be paid by 2009. All of the reorganization costs at Right Management were paid during the three months ended March 31, 2006. In the fourth quarter of 2006, we recorded expenses totaling $6.9 million at Right Management for severances. As of December 31, 2007, $4.8 million has been paid, of which $4.5 million was paid in 2007. During 2007, we reversed $1.6 million of this reserve as fewer than expected former employees had claimed the severance. We expect the remaining $0.5 million will be paid in 2008.

In 2005, we recorded total expenses of $15.3 million in France and $4.0 million at Right Management for severance costs related to reorganizations in these entities. As of December 31, 2007, $13.6 million of the amount recorded in France has been paid from this reserve, of which $5.0 million was paid in 2007. We expect the remaining $1.7 million will be paid in 2008. The full $4.0 million recorded at Right Management was paid in 2005.

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $129.3 million and $136.5 million as of December 31, 2007 and 2006, respectively ($78.2 million and $61.6 million for guarantees, respectively, and $51.1 million and $74.9 million for stand-by letters of credit, respectively). Guarantees primarily relate to debt facilities and bank accounts. The stand-by letters of credit relate to workers’ compensation and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above.

CAPITAL RESOURCES

Total capitalization as of December 31, 2007 was $3,583.8 million, comprised of $914.5 million in debt and $ 2,669.3 million in equity. Debt as a percentage of total capitalization was 26% as of December 31, 2007 compared to 25% as of December 31, 2006.

On June 14, 2006, we offered and sold €200.0 million aggregate principal amount of 4.75% notes due June 14, 2013 (the “€200.0 million Notes”). The net proceeds of €198.1 million ( $249.5 million) were invested in cash equivalents until July 26, 2006, when they were used to repay our €200.0 million notes due July 2006 (the “1999 € 200.0 million Notes”) as described below. The €200.0 million Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 million ($1.6 million) will be amortized to interest expense over the term of the €200.0 million Notes. Interest is payable annually on June 14. The €200.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €200.0 million Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €200.0 million Notes. The €200.0 million Notes also contain certain customary restrictive covenants and events of default.

Our 1999 €200.0 million Notes ($254.3 million) were retired on July 26, 2006 with the net proceeds from the €200.0 million Notes and other available cash.

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

Total Capitalization

in millions ($)

On March 30, 2005, the Debentures were redeemed, and of the $435.2 million principal amount at maturity of Debentures, $336.4 million principal amount at maturity was redeemed for an aggregate cash payment of $206.6 million and $98.8 million principal amount at maturity ($60.6 million in accreted value) was converted into 1,378,670 shares of Manpower common

Management’s Discussion & Analysis	Manpower 2007 Annual Report 23

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

We have a $625.0 million revolving credit agreement (the “credit agreement”) with a syndicate of commercial banks. The credit agreement allows for borrowings in various currencies and up to $150.0 million may be used for the issuance of standby letters of credit. Outstanding letters of credit issued under the credit agreement totaled $3.7 million and $4.0 million as of December 31, 2007 and 2006, respectively. Additional borrowings of $475.4 million were available to us under the credit agreement as of December 31, 2007.

In November 2007, the revolving credit agreement was amended (the “amended agreement”) to extend the expiration date to November 2012 from October 2010, to revise certain covenant calculations, and increase the amount of subsidiary borrowings allowed under the agreement.

The borrowing margin and facility fee on the amended agreement, as well as the fee paid for the issuance of letters of credit under the facility, vary based on our public debt ratings and borrowing level. As of December 31, 2007, the interest rate under the amended agreement was LIBOR plus 0.40% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees were 0.10% and 0.40%, respectively.

The amended agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the credit agreement, we had a Debt-to-EBITDA ratio of 0.99 to 1 and a fixed charge ratio of 4.31 to 1 as of December 31, 2007. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

There were no borrowings outstanding under our $125.0 million U.S. commercial paper program as of December 31, 2007 and 2006.

One of our wholly-owned U.S. subsidiaries has an agreement to transfer, on an ongoing basis, an interest in up to $200.0 million of its accounts receivable. The terms of this agreement are such that transfers do not qualify as a sale of accounts receivable. Accordingly, any advances under this agreement are reflected as debt on the consolidated balance sheets. In July 2007, we amended the agreement to extend it to July 2008. All other terms remain substantially unchanged. No amounts were advanced under this facility as of December 31, 2007 and 2006.

24 Manpower 2007 Annual Report	Management’s Discussion & Analysis

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2007, such credit lines totaled $338.7 million, of which $299.7 million was unused. Due to limitations on subsidiary borrowings in our credit agreement, additional borrowings of $258.8 million could have been made under these lines as of December 31, 2007. Under the credit agreement effective November 2007, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year, an increase from the previous $150.0 million and $300.0 million limits, respectively.

As of the date of this report, our credit rating from Moody’s Investors Service is Baa2 with a stable outlook and our credit rating from Standard & Poor’s is BBB- with a positive outlook. Both of these credit ratings are investment grade.

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

Bad Debt Expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense and was $21.8 million, $27.4 million and $22.9 million for 2007, 2006 and 2005, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $20.8 million, $14.1 million and $18.3 million for 2007, 2006 and 2005, respectively.

Employment-Related Items

The employment of contingent workers and permanent staff throughout the world results in the recognition of liabilities related to defined benefit pension plans, self-insured workers’ compensation, social program remittances and payroll tax audit exposures that require us to make estimates and assumptions in determining the proper reserve levels. These reserves involve significant estimates or judgments that are material to our financial statements.

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the U.S., France, the U.K., Japan and other European countries. Annual expense relating to these plans is recorded as Selling and Administrative Expense. The consolidated annual expense is estimated to be approximately $13.6 million in 2008, compared to $19.2 million, $16.8 million and $18.2 million in 2007, 2006 and 2005, respectively.

The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review peer data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets. We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.

Management’s Discussion & Analysis	Manpower 2007 Annual Report 25

Management’s Discussion & Analysis

of financial condition and results of operations

We used a weighted-average discount rate of 6.3% for the U.S. plans and 5.2% for the non-U.S. plans in determining the estimated pension expense for 2008. These rates compare to the 5.8% and 4.6% weighted-average discount rates for the U.S. plans and non-U.S. plans, respectively, used in determining the estimated pension expense for 2007, and reflect the current interest rate environment. Absent any other changes, a 25 basis point change in the weighted-average discount rate would impact 2008 consolidated pension expense by approximately $0.1 million for the U.S. plans and $1.1 million for the non-U.S. plans. We have selected a weighted-average expected return on plan assets of 7.5% for the U.S. plans and 5.6% for the non-U.S. plans in determining the estimated pension expense for 2008. The comparable rates used for the calculation of the 2007 pension expense were 8.0% and 5.4% for the U.S. plans and non-U.S. plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2008 consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.5 million for the non-U.S plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 9 to the consolidated financial statements for further information.)

U.S. Workers’ Compensation

In the U.S., we are self-insured in most states for workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2007 and 2006 was $81.2 million and $99.3 million, respectively. Workers’ compensation expense is recorded as a component of Cost of Services.

There are two main factors that impact workers’ compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers’ compensation expense in the U.S. by approximately $3.5 million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. During 2007, we saw a decline in workers’ compensation expense, primarily as a result of the decline in the business, changes in business mix and our continued focus on safety, which includes training of contingent workers and client site reviews. In addition, we saw favorable development in relation to regulatory changes, improved claim handling and claim disclosure. Given current claims experience and cost per claim, we do not expect a significant change in our workers’ compensation reserve in the near term.

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

In France, in particular, the government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). Due to the number of new programs or program changes, and the complexity of compliance, we may have adjustments to the amount of reductions claimed as a result of the audits. During 2007, there was a change in the payroll tax calculation under certain French social programs, retroactive to January 1, 2006 and effective through September 30, 2007. (See Note 1 to the consolidated financial statements for further information).

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

In France, we currently maintain a reserve for the unaudited years of 2005 through 2007, which has been estimated based on the results of past audits and changes in business volumes. We do not expect any significant adjustments to the recorded amount in the near term.

26 Manpower 2007 Annual Report	Management’s Discussion & Analysis

Deferred Revenue

We recognize revenue under the provisions of Staff Accounting Bulletin No. 104, “Revenue Recognition” (“SAB 104”). SAB 104 generally provides that revenue for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on historical data for the specific type of program. If historical data is not available, then we recognize outplacement revenue on a straight-line basis over the actual term of the agreements. For group programs and large projects within the outplacement and consulting lines of business, we defer and recognize revenue over the period in which the contracts are completed. The difference between the amount billed for services and the amount recognized as revenue is recorded as Deferred Revenue, which is included in Accrued Liabilities in our consolidated balance sheets.

Significant factors impacting Deferred Revenue are the type of programs sold, the level of current billings for new programs and projects, and the average length of the programs. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred Revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred Revenue. As of December 31, 2007 and 2006, we had $46.3 million and $46.4 million of Deferred Revenue, respectively.

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

We adopted the provisions of FIN 48 as of January 1, 2007. FIN 48 requires a new evaluation process for all tax positions taken that involves a review of probability for sustaining a tax position. If the probability for sustaining a tax position is more likely than not, which is a 50 percent threshold, then the tax position is warranted and the largest amount that would be realized upon ultimate settlement is recognized. An uncertain tax position will not be recognized in the financial statements unless it is more likely than not of being sustained.

Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have unrecognized tax benefits related to items in various countries. To the extent these items are settled for an amount different than we currently expect, the unrecognized tax benefit will be adjusted.

We provide for income taxes on a quarterly basis based on an estimated annual tax rate. In determining this rate, we make estimates about taxable income for each of our largest locations worldwide, as well as the tax rate that will be in effect for each location. To the extent these estimates change during the year, or actual results differ from these estimates, our estimated annual tax rate may change between quarterly periods and may differ from the actual effective tax rate for the year. For 2008, we expect our effective tax rate will be approximately 37.5%.

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

We have completed our annual impairment review for 2007 and determined there to be no impairment of either goodwill or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2008.

Management’s Discussion & Analysis	Manpower 2007 Annual Report 27

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

Approximately 88% of our revenues and profits are generated outside of the U.S., with approximately 50% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the weighted-average exchange rate for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2007, the U.S. Dollar weakened relative to many of the currencies of our major markets. Revenues from Services and Operating Profit in constant currency were approximately 7.7% and 10.8%, respectively, lower than reported. If the U.S. Dollar had weakened an additional 10% during 2007, Revenues from Services would have increased by approximately 8.8% and Operating Profit would have increased by approximately 7.7% from the amounts reported.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders’ Equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders’ Equity as a component of Accumulated Other Comprehensive Income. The U.S. Dollar weakened relative to many foreign currencies as of December 31, 2007 compared to December 31, 2006. Consequently, Shareholders’ Equity increased by $106.3 million as a result of the foreign currency translation during the year. If the U.S. Dollar had weakened an additional 10% during 2007, resulting translation adjustments recorded in Shareholders’ Equity would have increased by approximately $127.9 million from the amounts reported.

Although currency fluctuations impact our reported results and Shareholders’ Equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross-border transfers of funds, except for transfers to the U.S. for payment of license fees and interest expense on intercompany loans, working capital loans made between the U.S. and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.

As of December 31, 2007, there was a £5.5 million ($10.9 million) forward contract that relates to cash flows owed to our foreign subsidiaries in March 2008. In addition, a €2.0 million ($2.9 million) forward contract is outstanding relating to cash flows owed for interest due on our €200.0 million Notes and €300.0 million Notes in June 2008. All such contracts entered into during 2007 and 2006, whether designated as cash flow hedges or fair value hedges, were considered highly effective, as defined by SFAS No. 133, as amended. The effective portions of the changes in the fair value of the cash flow hedges are recorded as a component of Accumulated Other Comprehensive Income and recognized in the consolidated statements of operations when the hedged item affects earnings. For a fair value hedge the gain or loss attributable to the change in fair value of the derivative as well as the hedged item is recognized in earnings in the period of change.

As of December 31, 2007, we had $873.0 million of long-term borrowings denominated in Euros (€600.0 million) which have been designated as a hedge of our net investment in subsidiaries with the Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income. Shareholders’ Equity increased by $50.2 million, net of tax, due to changes in Accumulated Other Comprehensive Income during the year due to the currency impact on these borrowings.

28 Manpower 2007 Annual Report	Management’s Discussion & Analysis

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed-and variable-rate borrowings and interest rate swap agreements. As of December 31, 2007, we had the following fixed-and variable-rate borrowings:

	Fixed		Variable		Total
	Amount	Weighted – Average Interest Rate	Amount	Weighted – Average Interest Rate	Amount	Weighted – Average Interest Rate
Excluding interest rate swap agreements	$729.6	4.4	$184.9	6.0	$914.5	4.7
Including impact of swap agreements	875.5	4.6	39.0	12.7	914.5	5.0

We have various interest rate swap agreements in order to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements, with a notional value of €100.0 million ($145.9 million), fix the interest rate, on a weighted-average basis, at 5.71% and expire in 2010.

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate as of December 31, 2007. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro and British Pound to the U.S. Dollar.

The hypothetical impact on 2007 earnings and Accumulated Other Comprehensive Income of the stated change in rates is as follows:

	Movements In Exchange Rates				Movements In Interest Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation		10% Decrease	10% Increase
€ 200 million, 4.86% Notes due June 2013	$29.2	(1)	$(29.2	)(1)	—	—
€ 300 million, 4.58% Notes due June 2012	43.8	(1)	(43.8	)(1)	—	—
Revolving credit agreement:
€ 100 million Euro Borrowings	14.6	(1)	(14.6	)(1)	$0.6	$(0.6)
€ 100 million Interest Rate Swaps	—		—		(0.6)	0.6
Forward contracts:
$2.9 million to € 2.0 million	(0.3)		0.3		—	—
$10.9 million to £5.5 million	(1.1)		1.1		—	—

	$86.2		$(86.2		$—	$—

(1)	Exchange rate movements are recorded through Accumulated Other Comprehensive Income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a Euro functional currency.

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the foreign contracts, are as follows:

Market Sensitive Instrument	10% Decrease		10% Increase
Fixed Rate Debt:
€ 200 million, 4.86% Notes due June 2013	$29.0	(1)	$(29.0	)(1)
€ 300 million, 4.58% Notes due June 2012	43.2	(1)	(43.2	)(1)
Derivative Instruments:
€ 100 million Interest Rate Swaps	(1.1	)(1)	1.1	(1)
Forward contacts:
$2.9 million to €2.0 million	(0.3)		0.3
$10.9 million to £5.5 million	(1.1)		1.1

(1)	This change in fair value is not recorded in the financial statements, however disclosure of the fair value is included in Note 8 to the consolidated financial statements.

Impact of Economic Conditions

One of the principal attractions of using employment services providers is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been, and remains sensitive to, economic cycles. To help minimize the effects of these economic cycles, we offer clients a continuum of services to meet their needs throughout the employment and business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets, or in several markets simultaneously, would have a material impact on our consolidated financial statements.

Management’s Discussion & Analysis	Manpower 2007 Annual Report 29

Management’s Discussion & Analysis

of financial condition and results of operations

Legal Regulations

The employment services industry is closely regulated in all of the major markets in which we operate except the U.S. and Canada. Many countries impose licensing or registration requirements and substantive restrictions on employment services, either on the provider of recruitment services or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which employment services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the client); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of clients to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company-by-company) basis. Changes in these collective bargaining agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of employment services firms, including us.

In November 2004, French authorities commenced an investigation at our French headquarters. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France’s Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes (the ‘Competition Council’), a body of the French Financial Department that investigates frauds and competition violations. In November 2007, we received a Statement of Objections from the Competition Council in connection with their investigation. The Statement of Objections alleges illegal information sharing between us and certain of our competitors.

A Statement of Objections is a further step in the proceedings under French competition law with respect to the matter. We have reviewed the allegations made in the Statement of Objections with our legal counsel, have responded to the Competition Council and intend to vigorously defend our position as the proceedings continue. We have had discussions with representatives of the Competition Council and with our legal counsel, and at this time, we are not able to predict the outcome of the proceedings, the ultimate exposure or the timing of any resolution. However, based on the probability that we will incur liability and other information currently available, we recorded a reserve of $15.0 million in the fourth quarter related to this matter. The final resolution of this matter could differ significantly from the amount that we have recorded.

Recently Issued Accounting Standards

In January 2007, we adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Related Implementation Issues” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. The net impact of the initial application of FIN 48 was a $4.3 million increase in the net liability for unrecognized tax benefits, which was accounted for as an adjustment to Retained Earnings on our consolidated balance sheet. (See Note 5 for further information regarding the application of FIN 48.)

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R changes the requirements for an acquirer’s recognition and measurement of the assets acquired and the liabilities assumed in a business combination. SFAS 141R is effective for us in 2009. We are currently assessing the impact of the adoption of this statement.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. Subsequently, in February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. Both SFAS 157 and SFAS 159 are effective for us in 2008. We do not expect the adoption of these statements to have a material impact on our consolidated financial statements.

30 Manpower 2007 Annual Report	Management’s Discussion & Analysis

In December 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), (“SFAS 158”). SFAS 158 requires that we recognize the overfunded or underfunded status of our defined benefit and retiree medical plans (our “Plans”) as an asset or liability in our consolidated balance sheets, with changes in the funded status recognized through comprehensive income in the year in which they occur. SFAS 158 also requires us to measure the funded status of our Plans as of the balance sheet date, rather than as of an earlier measurement date, in 2008. We do not expect the change in measurement date to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires (a) that noncontrolling (minority) interests be reported as a component of shareholders’ equity, (b) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (c) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (d) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (e) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for us in 2009 and shall be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. We are currently assessing the impact of the adoption of this statement.

Forward-Looking Statements

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2007, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

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

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2007.

February 21, 2008

Management’s Discussion & Analysis	Manpower 2007 Annual Report 31

Management’s Discussion & Analysis

of financial condition and results of operations

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. and subsidiaries (the “Company”) as of December 31, 2007 and 2006 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As described in Note 3 to the consolidated financial statements, on January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 21, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWER INC.:

We have audited the internal control over financial reporting of Manpower Inc. and subsidiaries (the “Company”) as of December 31, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

32 Manpower 2007 Annual Report	Management’s Discussion & Analysis

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2007 of the Company and our report dated February 21, 2008 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP
Milwaukee, Wisconsin
February 21, 2008

Certifications

Manpower has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2007, Jeffrey A. Joerres, Manpower’s Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by Manpower of the NYSE’s corporate governance listing standards.

Management’s Discussion & Analysis	Manpower 2007 Annual Report 33

Consolidated Statements of Operations

in millions, except per share data

Year Ended December 31	2007	2006	2005
Revenues from services	$20,500.3	$17,562.5	$15,845.4
Cost of services	16,651.7	14,416.5	13,013.6

Gross profit	3,848.6	3,146.0	2,831.8
Selling and administrative expenses	3,023.2	2,613.9	2,403.0

Operating profit	825.4	532.1	428.8
Interest and other expense	34.2	50.2	41.8

Earnings before income taxes and discontinued operations	791.2	481.9	387.0
Provision for income taxes	306.5	176.2	131.9

Net earnings from continuing operations	484.7	305.7	255.1
Income from discontinued operations, net of income taxes	—	92.3	5.0

Net earnings	$484.7	$398.0	$260.1

Net earnings per share - basic:
Continuing operations	$5.83	$3.55	$2.89
Discontinued operations	—	1.07	0.06

Total	$5.83	$4.62	$2.95

Net earnings per share - diluted:
Continuing operations	$5.73	$3.48	$2.81
Discontinued operations	—	1.06	0.06

Total	$5.73	$4.54	$2.87

Weighted average shares - basic	83.1	86.2	88.1

Weighted average shares - diluted	84.6	87.7	91.1

The accompanying notes to consolidated financial statements are an integral part of these statements.

34 Manpower 2006 Annual Report	Consolidated Statements of Operations

Consolidated Balance Sheets

in millions, except share and per share data

December 31	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	$537.5	$687.9
Accounts receivable, less allowance for doubtful accounts of $123.1 and $109.9, respectively	4,478.8	3,837.2
Prepaid expenses and other assets	122.2	90.5
Future income tax benefits	76.3	66.4

Total current assets	5,214.8	4,682.0

Other Assets
Goodwill	1,045.9	972.6
Intangible assets, less accumulated amortization of $56.1 and $41.6, respectively	364.8	321.0
Other assets	377.7	336.4

Total other assets	1,788.4	1,630.0

Property and Equipment
Land, buildings, leasehold improvements and equipment	760.8	693.2
Less: accumulated depreciation and amortization	539.6	491.1

Net property and equipment	221.2	202.1

Total assets	$7,224.4	$6,514.1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable	$1,014.4	$889.9
Employee compensation payable	213.6	180.7
Accrued liabilities	679.4	562.1
Accrued payroll taxes and insurance	724.7	699.9
Value added taxes payable	583.7	517.0
Short-term borrowings and current maturities of long-term debt	39.7	32.0

Total current liabilities	3,255.5	2,881.6

Other Liabilities
Long-term debt	874.8	791.2
Other long-term liabilities	424.8	367.1

Total other liabilities	1,299.6	1,158.3

Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 103,414,254 and 102,606,425 shares, respectively	1.0	1.0
Capital in excess of par value	2,481.8	2,420.7
Retained earnings	1,040.3	617.0
Accumulated other comprehensive income	257.6	120.6
Treasury stock at cost, 23,541,579 and 17,536,421 shares, respectively	(1,111.4)	(685.1)

Total shareholders’ equity	2,669.3	2,474.2

Total liabilities and shareholders’ equity	$7,224.4	$6,514.1

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Balance Sheets	Manpower 2006 Annual Report 35

Consolidated Statements of Cash Flows

in millions

Year Ended December 31	2007	2006	2005
Cash Flows from Operating Activities
Net earnings	$484.7	$398.0	$260.1
Adjustments to reconcile net earnings to net cash provided by operating activities:
Gain on sale of businesses	—	(121.8)	(2.6)
Depreciation and amortization	99.0	88.8	92.9
Amortization of discount on convertible debentures	—	—	1.9
Deferred income taxes	25.4	(19.6)	49.1
Provision for doubtful accounts	21.8	27.4	22.9
Share-based compensation	26.0	22.5	1.7
Excess tax benefit on exercise of stock options	(4.6)	(8.2)	—
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(316.0)	(381.0)	(350.4)
Other assets	(3.5)	17.4	(46.1)
Other liabilities	99.4	335.6	239.3

Cash provided by operating activities	432.2	359.1	268.8

Cash Flows from Investing Activities
Capital expenditures	(91.6)	(80.0)	(77.6)
Acquisitions of businesses, net of cash acquired	(122.8)	(13.0)	(12.9)
Proceeds from the sale of businesses	—	123.9	—
Proceeds from the sale of an equity interest	—	8.8	—
Proceeds from the sale of property and equipment	12.9	5.3	4.8

Cash (used) provided by investing activities	(201.5)	45.0	(85.7)

Cash Flows from Financing Activities
Net change in short-term borrowings	6.1	9.7	(4.3)
Proceeds from long-term debt	1.0	296.3	785.4
Cash paid to settle convertible debt	—	—	(206.6)
Repayments of long-term debt	(2.2)	(303.8)	(606.3)
Proceeds from settlement of swap agreements	—	—	50.7
Proceeds from stock option and purchase plans	35.0	54.0	28.0
Excess tax benefit on exercise of stock options	4.6	8.2	—
Repurchases of common stock	(419.2)	(235.9)	(217.6)
Dividends paid	(57.1)	(50.9)	(41.2)

Cash used by financing activities	(431.8)	(222.4)	(211.9)
Effect of exchange rate changes on cash	50.7	51.3	(48.1)

Net (decrease) increase in cash and cash equivalents	(150.4)	233.0	(76.9)
Cash and cash equivalents, beginning of year	687.9	454.9	531.8

Cash and cash equivalents, end of year	$537.5	$687.9	$454.9

Supplemental Cash Flow Information
Interest paid	$50.5	$47.9	$45.7

Income taxes paid	$248.5	$143.4	$97.6

The accompanying notes to consolidated financial statements are an integral part of these statements.

36 Manpower 2007 Annual Report	Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders’ Equity

in millions, except share and per share data

	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
	Shares Issued	Par Value
Balance, December 31, 2004	100,236,635	$1.0	$2,296.4	$51.0	$109.4	$(283.8)	$2,174.0
Comprehensive Income:
Net earnings				260.1
Foreign currency translation					(117.8)
Unrealized gain on derivatives, net of tax					3.0
Unrealized gain on investments, net of tax					2.2
Minimum pension liability adjustment, net of tax					(7.8)
Total comprehensive income							139.7
Issuances under equity plans, including tax benefits	1,003,178		31.1				31.1
Issuances for settlement of convertible debentures			19.2			41.4	60.6
Dividends ($0.47 per share)				(41.2)			(41.2)
Repurchases of common stock						(217.6)	(217.6)

Balance, December 31, 2005	101,239,813	1.0	2,346.7	269.9	(11.0)	(460.0)	2,146.6
Comprehensive Income:
Net earnings				398.0
Foreign currency translation					131.8
Unrealized gain on derivatives, net of tax					2.0
Unrealized gain on investments, net of tax					3.6
Minimum pension liability adjustment, net of tax					0.9
Total comprehensive income							536.3
Adjustment to initially apply SFAS No. 158, net of tax					(6.7)		(6.7)
Issuances under equity plans, including tax benefits	1,366,612		51.5			10.8	62.3
Share-based compensation expense			22.5				22.5
Dividends ($0.59 per share)				(50.9)			(50.9)
Repurchases of common stock						(235.9)	(235.9)

Balance, December 31, 2006	102,606,425	1.0	2,420.7	617.0	120.6	(685.1)	2,474.2
Comprehensive Income:
Net earnings				484.7
Foreign currency translation					106.3
Unrealized gain on derivatives, net of tax					1.6
Unrealized gain on investments, net of tax					1.0
Defined benefit pension plans and retiree health care plan, net of tax					28.1
Total comprehensive income							621.7
Adjustment to adopt FIN 48				(4.3)			(4.3)
Issuances under equity plans, including tax benefits	807,829		35.1			4.4	39.5
Share-based compensation expense			26.0				26.0
Dividends ($0.69 per share)				(57.1)			(57.1)
Repurchases of common stock						(430.7)	(430.7)

Balance, December 31, 2007	103,414,254	$1.0	$2,481.8	$1,040.3	$257.6	$(1,111.4)	$2,669.3

The accompanying notes to consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity	Manpower 2007 Annual Report 37

Notes To Consolidated Financial Statements

in millions, except per share data

01.

Summary Of Significant Accounting Policies

Nature of Operations

Manpower Inc. is a world leader in the employment services industry. Our worldwide network of nearly 4,500 offices in 80 countries and territories enables us to meet the needs of our clients in all industry segments. Our largest operations, based on revenues, are located in the U.S., France, Italy and the U.K. We specialize in permanent, temporary and contract recruitment; employee assessment and selection; training; outsourcing; and outplacement and consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

Basis of Consolidation

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under FASB (Financial Accounting Standards Board) Interpretation No. 46R, “Consolidation of Variable Interest Entities.” These investments were $98.7 and $92.5 as of December 31, 2007 and 2006, respectively, and are included as Other Assets in the consolidated balance sheets. Included in Shareholders’ Equity as of December 31, 2007 and 2006 are $52.3 and $50.1 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

Revenues and Receivables

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized as services are performed. The majority of our revenues are generated by our recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent workers are placed, we record revenue based on the hours worked. Permanent recruitment revenues are recorded as placements are made. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from Services, were $35.7 for the years ended December 31, 2007 and 2006, and $35.8 for the year ended 2005.

In our outplacement business, we recognize revenue from individual programs on a straight-line basis over the average length of time for candidates to find jobs based on historical data for the specific type of program. For group programs and large projects within the outplacement business, we defer and recognize revenue over the period within which the contracts are completed. In our consulting business, revenue is recognized upon the performance of the obligations under the consulting service contract. The amount billed for outplacement and consulting services in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities in our consolidated balance sheets. We had $46.3 and $46.4 recorded as Deferred Revenue as of December 31, 2007 and 2006, respectively.

We record revenues from sales of services and the related direct costs in accordance with Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF Issue No. 99-19”). In situations where we act as a principal in the transaction, we report gross revenues and cost of services. When we act as an agent, we report the revenues on a net basis. Amounts billed to clients for out-of-pocket or other cost reimbursements are included in Revenues from Services, and the related costs are included in Cost of Services.

38 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

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

Bad debt expense is recorded as Selling and Administrative Expenses in our consolidated statements of operations and was $21.8, $27.4 and $22.9 in 2007, 2006 and 2005, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $20.8, $14.1 and $18.3, for 2007, 2006 and 2005, respectively.

Advertising Costs

We expense production costs of advertising as they are incurred. Advertising expenses were $69.5, $69.4 and $45.8 in 2007, 2006 and 2005, respectively.

Employment-Related Items

In April 2007, we received a letter from the Central Agency for Social Security Organizations in France regarding a modification to the calculation of payroll taxes under certain French social programs aimed at encouraging the employment of low-wage workers. This modification reduced the amount of payroll taxes that we are required to remit, retroactive to January 1, 2006. In July 2007, the French Senate passed an amendment to this social security legislation, which eliminates the payroll tax benefit resulting from the modification effective October 1, 2007.

Included in 2007 is $149.6 ($88.6 after tax, or $1.05 per diluted share) of net benefit related to this modification, including an increase to Gross Profit of $157.1 and an increase to Selling and Administrative Expenses of $7.5. The proceeds related to this modification for a portion of 2006 and all of 2007 have been received. The remaining proceeds for 2006 are expected to be received in early 2008.

Reorganization Costs

In the fourth quarter of 2007, we established reserves totaling $4.4 in France for office closure costs and $4.0 at Jefferson Wells for severances and other office closure costs related to reorganizations at these entities. Of the $4.4 recorded in France, no payment has been made as of December 31, 2007. We expect a majority of the $4.4 will be paid in 2008. Of the $4.0 recorded at Jefferson Wells, $0.1 has been paid as of December 31, 2007. We expect a majority of the remaining $3.9 will be paid in 2008.

In the first quarter of 2006, we recorded expenses totaling $9.5 in the U.K. and $1.2 at Right Management for severances and other office closure costs related to reorganizations at these entities. Of the $9.5 in the U.K., $7.3 has been paid as of December 31, 2007, of which $1.9 was paid in 2007. We expect a majority of the remaining $2.2 will be paid by 2009. All of the reorganization costs at Right Management were paid during the three months ended March 31, 2006. In the fourth quarter of 2006, we recorded expenses totaling $6.9 at Right Management for severances. As of December 31, 2007, $4.8 has been paid, of which $4.5 was paid in 2007. In the second half of 2007, we reversed $1.6 of this reserve as fewer than expected former employees had claimed the severance. We expect the remaining $0.5 will be paid in 2008.

In 2005, we recorded total expenses of $15.3 in France and $4.0 at Right Management for severance costs related to reorganizations in these entities. As of December 31, 2007, $13.6 of the amount recorded in France has been paid, of which $5.0 was paid in 2007. We expect the remaining $1.7 will be paid in 2008. The full $4.0 recorded at Right Management was paid in 2005.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 109, “Accounting for Income Taxes.” Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 39

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

Goodwill and Intangible Assets

We have goodwill, amortizable intangible assets and intangible assets that do not require amortization, as follows:

	2007			2006
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill	$1,045.9	$—	$1,045.9	$972.6	$—	$972.6

Intangible assets:
Amortizable:
Technology	19.6	15.5	4.1	19.6	11.5	8.1
Franchise agreements	18.0	7.1	10.9	18.0	5.3	12.7
Customer relationships	134.2	29.5	104.7	124.9	21.6	103.3
Other	7.8	4.0	3.8	6.6	3.2	3.4

	179.6	56.1	123.5	169.1	41.6	127.5

Non-Amortizable:
Tradename	193.5	—	193.5	193.5	—	193.5
Reacquired franchise rights	47.8	—	47.8	—	—	—

	241.3	—	241.3	193.5	—	193.5

Intangible assets	$420.9	$56.1	$364.8	$362.6	$41.6	$321.0

Amortization expense related to intangibles was $14.5 in 2007 and $13.1 in 2006 and 2005. Amortization expense expected in each of the next five years is as follows: 2008 – $16.9, 2009 – $12.4, 2010 – $11.7, 2011 – $10.1, and 2012 – $9.8. The weighted-average useful lives of the technology, franchise agreements, and client relationships are 5, 10, and 16 years, respectively. The majority of the non-amortizable tradename results from our acquisition of Right Management. The tradename has been assigned an indefinite life based on our expectation of renewing the tradename, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the U.S. These rights entitle us to operate permanently in particular territories, and have therefore been assigned an indefinite life.

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

We completed our annual impairment review for 2007 and determined there to be no impairment of either goodwill or indefinite-lived intangible assets. We plan to perform our next annual impairment review during the third quarter of 2008.

40 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

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

Marketable Securities

We account for our marketable security investments under SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated Other Comprehensive Income, which is a separate component of Shareholders’ Equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our consolidated statements of operations. As of December 31, 2007 and 2006, our available-for-sale investments had a market value of $0.3 and $0.2, respectively, and an adjusted cost basis of $0.1, and none had unrealized losses. In December 2005, we sold one of our available-for-sale investments for a gain of $2.6. The proceeds of $8.8 were received during 2006.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $144.9 and $131.8 as of December 31, 2007 and 2006, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our net share of realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated Other Comprehensive Income, with the offsetting amount increasing or decreasing our investment in the franchise. In this portfolio, there were no unrealized losses by investment type as of December 31, 2007 and 2006.

Capitalized Software

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $40.4 and $43.9 as of December 31, 2007 and 2006, respectively, is included in Other Assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $10.7, $9.5 and $10.8 for 2007, 2006 and 2005, respectively.

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2007	2006
Land	$1.6	$2.6
Buildings	17.4	31.5
Furniture, fixtures and autos	230.2	213.0
Computer equipment	189.3	176.6
Leasehold improvements	322.3	269.5

Property and Equipment	$760.8	$693.2

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

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 41

Notes To Consolidated Financial Statements

in millions, except per share data

Derivative Financial Instruments

We account for our derivative instruments in accordance with SFAS Nos. 133, 137, and 149 related to “Accounting for Derivative Instruments and Hedging Activities.” Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated Other Comprehensive Income and recognized in the consolidated statements of operations when the hedged item affects earnings. The ineffective portions of the changes in the fair value of hedges are recognized in earnings.

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

Shareholders’ Equity

In August 2007, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0. In October 2006, 2005 and 2004, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $325.0, $250.0 and $250.0, respectively. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. As of December 31, 2007, we have repurchased 1.7 million shares at a total cost of $105.7 under the 2007 authorization. Under the 2006 authorization, we repurchased 4.4 million shares of common stock at a total cost of $325.0 during 2007. Under the 2005 authorization, we repurchased 4.3 million shares at a total cost of $250.0 during 2005 and the first eight months of 2006. Under the 2004 authorization, we repurchased 5.0 million shares at a total cost of $203.5 during 2005.

Statement of Cash Flows

We consider all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Recently Issued Accounting Standards

In January 2007, we adopted the Financial Accounting Standards Board (“FASB”) Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, and Related Implementation Issues” (“FIN 48”). FIN 48 prescribes a comprehensive model for how a company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. We adopted FIN 48 as of January 1, 2007. The net impact of the initial application of FIN 48 was a $4.3 million increase in the net liability for unrecognized tax benefits, which was accounted for as an adjustment to Retained Earnings on our consolidated balance sheet. (See Note 5 for further information regarding the application of FIN 48.)

In December 2007, the FASB issued Statement No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R changes the requirements for an acquirer’s recognition and measurement of the assets acquired and the liabilities assumed in a business combination. SFAS 141R is effective for us in 2009. We are currently assessing the impact of the adoption of this statement.

In September 2006, the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. Subsequently, in February 2007, the FASB issued Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial assets and financial liabilities at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. Both SFAS 157 and SFAS 159 are effective for us in 2008. We do not expect the adoption of these statements to have a material impact on our consolidated financial statements.

42 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

In December 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), (“SFAS 158”). SFAS 158 requires that we recognize the overfunded or underfunded status of our defined benefit and retiree medical plans (our “Plans”) as an asset or liability in our consolidated balance sheets, with changes in the funded status recognized through comprehensive income in the year in which they occur. SFAS 158 also requires us to measure the funded status of our Plans as of the balance sheet date, rather than as of an earlier measurement date, in 2008. We do not expect the change in measurement date to have a material impact on our consolidated financial statements.

In December 2007, the FASB issued Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 requires (a) that noncontrolling (minority) interests be reported as a component of shareholders’ equity, (b) that net income attributable to the parent and to the noncontrolling interest be separately identified in the consolidated statement of operations, (c) that changes in a parent’s ownership interest while the parent retains its controlling interest be accounted for as equity transactions, (d) that any retained noncontrolling equity investment upon the deconsolidation of a subsidiary be initially measured at fair value, and (e) that sufficient disclosures are provided that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for us in 2009 and shall be applied prospectively. However, the presentation and disclosure requirements of the statement shall be applied retrospectively for all periods presented. We are currently assessing the impact of the adoption of this statement.

02.

Acquisitions And Discontinued Operations

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions was $122.8, primarily related to franchise acquisitions, $13.0 and $12.9 in 2007, 2006 and 2005, respectively.

Discontinued Operations

In January 2006, we sold a non-core payroll processing business in Sweden. In addition, in December 2006, we sold a non-core facilities management services business in the Nordics. Pre-tax gains of $123.5 ($89.5 after tax, or $1.02 per share – diluted) related to these sales were recorded in Income from Discontinued Operations in 2006. The cash proceeds from the sales of these operations of $123.9 was received in 2006. Also in December 2006, we recorded a net loss of $1.7 on the disposal of one of our Right Management subsidiaries. We have recorded the results of these operations as discontinued operations for the years ended December 31, 2006 and 2005, respectively.

Summarized financial information for the discontinued operations is as follows:

Year Ended December 31	2006	2005
Revenues from services	$224.0	$235.0
Cost of services and Selling and administrative expenses	217.0	227.4
Earnings before income taxes	7.0	7.6
Provision for income taxes	(2.5)	(2.6)
Net gain on sale of businesses, net of income taxes of $ 34.0	87.8	—

Income from discontinued operations, net of income taxes	$92.3	$5.0

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 43

Notes To Consolidated Financial Statements

in millions, except per share data

03.

Stock Compensation Plans

We adopted Statement of Financial Accounting Standards SFAS No. 123(R), “Share-Based Payment” (“SFAS 123R”), effective January 1, 2006, using the modified prospective application transition method. The modified prospective application transition method requires compensation cost to be recognized beginning on the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remain unvested on the effective date. As such, prior periods do not reflect restated amounts. Prior to January 1, 2006, we accounted for all of our fixed stock option plans and our 1990 Employee Stock Purchase Plan in accordance with APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. No stock-based employee compensation expense related to stock options or our stock purchase plans was reflected in Net Earnings prior to January 1, 2006. SFAS 123R requires us to report the tax benefit from the tax deduction that is in excess of the recognized compensation costs (excess tax benefits) as a financing cash flow. Prior to January 1, 2006, we reported the entire tax benefit related to the exercise of stock options as an operating cash flow.

During 2007 and 2006, we recognized approximately $26.0 and $22.5, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock, and the stock purchase plan, all of which is recorded in Selling and Administrative Expenses. The total income tax benefit recognized related to share-based compensation during 2007 and 2006 was $3.3 and $3.0, respectively. Cash received from stock option exercises for 2007 and 2006 was $35.0 and $54.0, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in Capital in Excess of Par Value, for 2007 and 2006 was approximately $5.3 and $8.2, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the service period of each award recipient.

The following table illustrates the effect on Net Earnings and Net Earnings Per Share had we applied the fair value recognition provisions of SFAS 123R to share-based employee compensation for periods prior to its adoption:

Year Ended December 31	2005
Net Earnings from Continuing Operations
Net earnings from Continuing Operations, as reported	$255.1
Add: Total share-based employee compensation expense under APB 25, net of related tax effects(1)	1.1
Less: Total share-based employee compensation expense determined under the fair value method for all awards, net of related tax effects	11.5

Net earnings from continuing operations, pro forma	$244.7

Net Earnings Per Share – Continuing Operations
Basic – as reported	$2.89
Basic – pro forma	2.78
Diluted – as reported	2.81
Diluted – pro forma	2.70

(1)	The share-based employee compensation is related to restricted stock and deferred stock.

Stock Options

All share-based compensation is currently granted under our 2003 Equity Incentive Plan of Manpower Inc. (“2003 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a vesting period of up to four years and expire ten years from date of grant. As of December 31, 2007 and 2006, no stock appreciation rights had been granted or were outstanding.

44 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2005	5,136	$33
Granted	1,236	44
Exercised	(774)	30		$12
Expired or cancelled	(269)	36

Outstanding, December 31, 2005	5,329	$36	6.9	$56

Exercisable, December 31, 2005	2,640	$32	5.6	$39

Outstanding, January 1, 2006	5,329	$36
Granted	958	53
Exercised	(1,525)	33		$41
Expired or cancelled	(265)	43

Outstanding, December 31, 2006	4,497	$41	6.9	$154

Exercisable, December 31, 2006	2,159	$34	5.4	$88

Outstanding, January 1, 2007	4,497	$41
Granted	835	77
Exercised	(703)	36		$31
Expired or cancelled	(250)	51

Outstanding, December 31, 2007	4,379	$48	6.5	$40

Exercisable, December 31, 2007	2,300	$37	5.1	$45

Options outstanding and exercisable as of December 31, 2007 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Shares (000)	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Shares (000)	Weighted Average Exercise Price
$9 – $ 37	1,289	3.7	$31	1,289	$31
$38 – $ 44	1,389	6.5	44	760	43
$45 – $ 53	891	7.8	52	251	51
$54 – $ 93	810	9.1	77	—	—

	4,379	6.5	$48	2,300	$37

We have recognized expense of $13.3 and $13.0 related to stock options for the years ended December 31, 2007 and 2006, respectively. The total fair value of options vested during the same periods were $12.8 and $15.9, respectively. As of December 31, 2007, total unrecognized compensation cost was approximately $24.8, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.8 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2007	2006	2005
Average risk-free interest rate	4.8%	4.7%	3.8%
Expected dividend yield	0.9%	1.1%	0.9%
Expected volatility	27.0%	30.0%	30.0%
Expected term (years)	4.7	5.0	4.7

The average risk-free interest rate is based on the five-year U.S. Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 40 percent) of our stock price over the past five years and implied volatility (weighted 60 percent) based upon exchange traded options for

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 45

Notes To Consolidated Financial Statements

in millions, except per share data

our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value of options granted during the year was $22.27, $16.26 and $12.98 in 2007, 2006 and 2005, respectively.

Deferred Stock

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and the deferred stock is settled in shares of common stock according to the terms and conditions under the 2003 Plan. As of December 31, 2007 and 2006, there were 9,743 and 7,446, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Effective January 1, 2006, non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock after three years (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2003 Plan. As of December 31, 2007 and 2006, there were 10,864 and 15,725, respectively, shares of deferred stock and 2,331 and 7,548, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $1.0 and $0.8 related to deferred stock in 2007 and 2006, respectively.

Restricted Stock

We grant restricted stock awards to certain employees and to non-employee directors who may elect to receive restricted stock rather than deferred stock as described above. Restrictions lapse over periods ranging up to six years. We value restricted stock awards at the closing market value of our common stock on the date of grant.

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value
Unvested, January 1, 2005	97	$37
Granted	112	44
Vested	(7)	31
Forfeited	—	—

Unvested, December 31, 2005	202	$41	1.3	$1.1

Granted	54	$52
Vested	(46)	39
Forfeited	(5)	44

Unvested, December 31, 2006	205	$44	1.8	$6.2

Granted	26	$83
Vested	(12)	51
Forfeited	(4)	53

Unvested, December 31, 2007	215	$49	2.2	$1.9

During 2007, 2006 and 2005, we recognized $2.7, $2.4 and $1.7, respectively, of expense, related to restricted stock grants. As of December 31, 2007, there was approximately $5.1 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.7 years.

Performance Share Units

In 2005, we amended our 2003 Plan to permit the grant of performance share units. Vesting of units occurs at the end of the performance period, generally three years, except in the case of death, disability or termination of employment. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation Committee of the Board of Directors. The performance criteria for performance share units granted in February 2006 and 2007 was average Operating Profit Margin growth. The vested units are settled in shares of our common stock. Holders of performance share units do not receive dividends during the performance period. Accordingly, the fair value of these units is the quoted market value of our stock on the date of the grant.

46 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

The Target Awards for the 2006-2008 and the 2007-2009 performance periods are based on average Operating Profit Margin growth over the performance period. In the event this measure exceeds the target, an additional number of shares up to 175% of the Target Award may be granted. In the event this measure falls below the target performance level, a reduced number of shares as few as the Threshold Award, which is equal to 25% of the Target Award, may be granted. If Operating Profit Margin falls below the threshold performance level, no shares will be granted.

A summary of the performance share unit activity is as follows:

Share Units
Outstanding, January 1, 2006	—
Granted	210,875
Forfeited	(17,500)

Outstanding, December 31, 2006	193,375

Granted	118,000
Forfeited	(13,125)

Outstanding, December 31, 2007	298,250

The Threshold, Target and Outstanding Award amounts for each outstanding grant are as follows:

	2006 – 2008	2007 – 2009
Threshold Award	30,125	29,500
Target Award	120,500	118,000
Outstanding Award	210,875	206,500

We recognize compensation expense when it becomes probable that the performance criteria specified in the award will be achieved. The compensation expense is recognized over the performance period and is recorded in Selling and Administrative Expenses. We currently believe the average Operating Profit Margin growth for the 2006-2008 performance period will likely exceed the target performance level; accordingly, we recognized compensation expense of $2.9 and $3.4 related to this performance period in 2007 and 2006, respectively. We currently believe the average Operating Profit Margin growth for the 2007-2009 performance period will likely approximate the target performance level; accordingly we recognized compensation expense of $2.9 related to this performance period in 2007.

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

The fair value of each share purchased under the plan is estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions:

Year Ended December 31	2007	2006	2005
Average risk-free interest rate	5.0%	4.4%	2.8%
Expected dividend yield	0.9%	1.1%	0.9%
Expected volatility	27.0%	30.0%	30.0%
Expected term (years)	1.0	1.0	1.0

These assumptions are determined using the same methodology applied in determining the assumptions used in calculating the fair value of our stock options.

We recognized expense of $3.0 and $2.6 for shares purchased under the plan in 2007 and 2006, respectively.

We also maintain the Savings Related Share Option Scheme for U.K. employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized expense of $0.2 and $0.3 for shares purchased under the plan in 2007 and 2006, respectively.

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 47

Notes To Consolidated Financial Statements

in millions, except per share data

04.

Earnings Per Share

The calculation of Net Earnings Per Share – Basic is as follows:

Year Ended December 31	2007	2006	2005
Net earnings from continuing operations	$484.7	$305.7	$255.1
Income from discontinued operations, net of taxes	—	92.3	5.0

Net earnings available to common shareholders	$484.7	$398.0	$260.1
Weighted-average common shares outstanding (in millions)	83.1	86.2	88.1
Net earnings per share from continuing operations – basic	$5.83	$3.55	$2.89
Net earnings per share from discontinued operations – basic	—	1.07	0.06

Total net earnings per share – basic	$5.83	$4.62	$2.95

The calculation of Net Earnings Per Share – Diluted is as follows:

Year Ended December 31	2007	2006	2005
Net earnings from continuing operations	$484.7	$305.7	$255.1
Add: Amortization of contingently convertible debt, net of taxes	—	—	1.2

Net earnings from continuing operations – diluted	484.7	305.7	256.3
Income from discontinued operations, net of taxes	—	92.3	5.0

Net earnings available to common shareholders	$484.7	$398.0	$261.3
Weighted-average common shares outstanding (in millions)	83.1	86.2	88.1
Effect of restricted stock grants (in millions)	0.2	0.3	0.2
Effect of dilutive securities – stock options (in millions)	1.3	1.2	1.3
Effect of convertible debentures (in millions)	—	—	1.5

	84.6	87.7	91.1

Net earnings per share from continuing operations – diluted	$5.73	$3.48	$2.81
Net earnings per share from discontinued operations – diluted	—	1.06	0.06

Total net earnings per share – diluted	$5.73	$4.54	$2.87

The calculations of Net Earnings Per Share – Diluted for the years ended December 31, 2007 and 2005 do not include certain stock option grants because the exercise price for these options is greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive options is as follows:

	2007	2005
Shares (in thousands)	785	1,312
Exercise price ranges	$76-$93	$44-$49
Weighted-average remaining life	9.3 years	9.1 years

There were no antidilutive options during 2006.

48 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

05.

Income Taxes

The provision for income taxes from continuing operations is as follows:

Year Ended December 31	2007	2006	2005
Current
United States:
Federal	$19.4	$28.7	$12.9
State	6.4	6.2	8.4
Non U.S.	255.3	160.9	61.5

Total current	281.1	195.8	82.8

Deferred
United States:
Federal	25.8	(1.6)	38.6
State	1.4	(1.1)	2.4
Non U.S.	(1.8)	(16.9)	8.1

Total deferred	25.4	(19.6)	49.1

Total provision	$306.5	$176.2	$131.9

A reconciliation between taxes computed at the U.S. Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2007	2006	2005
Income tax based on statutory rate	$276.9	$168.7	$135.5
Increase (decrease) resulting from:
State income taxes, net of federal benefit	4.8	1.9	5.5
Non-U.S. tax rate difference	(6.4)	4.2	1.0
Repatriation of non-U.S. earnings	1.4	(2.9)	(5.3)
Change in valuation reserve	23.2	13.4	(5.1)
Other, net	6.6	(9.1)	0.3

Tax provision	$306.5	$176.2	$131.9

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes are as follows:

Year Ended December 31	2007	2006	2005
Current Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	$10.7	$12.1	$15.2
Employee compensation payable	23.7	19.6	20.8
Pension and postretirement benefits	(0.6)	4.2	0.2
Other	21.0	33.7	38.1
Valuation allowance	(4.5)	(3.2)	(3.2)

	50.3	66.4	71.1

Noncurrent Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	22.4	33.5	46.7
Pension and postretirement benefits	41.8	46.7	33.6
Intangible assets	(120.1)	(121.3)	(126.5)
Net operating losses and other	185.3	179.9	120.5
Valuation allowance	(101.0)	(68.8)	(62.8)

	28.4	70.0	11.5

Total future tax benefits	$78.7	$136.4	$82.6

Current tax asset	$76.3	$66.4	$71.1
Current tax liability	(26.0)	—	—
Noncurrent tax asset	28.4	70.0	11.5

Total future tax benefits	$78.7	$136.4	$82.6

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 49

Notes To Consolidated Financial Statements

in millions, except per share data

The current tax liability is recorded in Accrued Liabilities and the noncurrent future income tax benefits are recorded in Other Assets in the consolidated balance sheets.

We have U.S. Federal and non-U.S. net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $375.1 and $88.3, respectively, as of December 31, 2007. The net operating loss carryforwards expire as follows:

	U.S. Federal & non-U.S.	U.S. State
2008	$10.0	$1.8
2009	9.5	6.2
2010	4.3	2.7
2011	8.0	5.4
2012	6.0	1.0
Thereafter	103.6	71.2
No expirations	233.7	—

Total net operating loss carryforwards	$375.1	$88.3

We have recorded a deferred tax asset of $116.8 as of December 31, 2007, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $105.5 has been recorded as of December 31, 2007, as management believes that realization of certain loss carryforwards and other deferred tax assets is unlikely.

Pretax income of non-U.S operations was $567.5, $264.9 and $189.7 in 2007, 2006 and 2005, respectively. We have not provided U.S. income taxes and non-U.S. withholding taxes on $1,114.9 of unremitted earnings of non-U.S. subsidiaries that is considered to be reinvested indefinitely. Deferred taxes are provided on unremitted earnings of non-U.S. subsidiaries when we plan to remit those earnings. As of December 31, 2007, 2006 and 2005, we have recorded a deferred tax liability of $56.9, $23.5 and $9.8, respectively, related to non-U.S. earnings that we plan to remit.

As a result of our adoption of FIN 48, we recognized a $4.3 increase in the net liability for unrecognized tax benefits, which was accounted for as an adjustment to retained earnings as of January 1, 2007. As of the date of adoption, we had gross unrecognized tax benefits which relate to various tax jurisdictions, including interest and penalties, of $67.0 on our consolidated balance sheet and related tax benefits of $24.5. The net amount of $42.5 would favorably affect the effective tax rate if recognized.

As of December 31, 2007, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $67.2, of which $3.1 is recorded as a current deferred tax liability. We have related tax benefits of $22.6, and the net amount of $44.6 would favorably affect the effective tax rate if recognized. There were no material settlements in 2007. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $0.6 during 2007. We have recorded a liability for potential interest and penalties of $6.7 as of December 31, 2007.

The following table summarizes the activity related to our unrecognized tax benefits during 2007:

Gross unrecognized tax benefits, January 1, 2007	$60.9
Increases in prior year tax positions	5.7
Decreases in prior year tax positions	(10.0)
Increases in current year tax positions	8.4
Expiration of statute of limitations for the assessment of taxes	(4.5)

Gross unrecognized tax benefits, December 31, 2007	$60.5

Potential interest and penalties	6.7

Balance, December 31, 2007	$67.2

50 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

We conduct business globally in 80 countries and territories. Accordingly, we are routinely audited by the various tax jurisdictions in which we operate. Generally, the tax years that remain subject to examination are 2004 through 2007 for our major operations in the U.S., France, the U.K., Germany, Italy and Japan. As of December 31, 2007, we are subject to tax audits in France, the U.K. and the U.S., and we believe that resolution of such audits would not have a material impact on earnings.

06.

Accounts Receivable Securitization

We and certain of our U.S. subsidiaries have an agreement (the “Receivables Facility”) with a financial institution whereby we may transfer on a continuous basis an interest in all eligible trade accounts receivable. Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation (“ICC”), a wholly owned, special purpose, bankruptcy-remote subsidiary that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, may transfer all of our accounts receivable to ICC. ICC, in turn, subject to certain conditions, may from time to time transfer an undivided interest in these receivables and is permitted to receive advances of up to $200.0 for the transfer of such undivided interest. In July 2007, we amended the Receivables Facility to extend its maturity to July 2008 and reduce the fees for the facility. All other terms remain substantially unchanged.

Under the Receivables Facility, ICC has the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, transfers made do not qualify for sale accounting, and accordingly, the receivables transferred to the third party remain on our consolidated balance sheet with the corresponding advance being recorded as debt and amounts charged on outstanding borrowings during the year are recorded as interest expense. No amounts were advanced under this facility as of December 31, 2007 and 2006.

Fees associated with the amounts advanced were $0.3, $0.4, and $0.4 in 2007, 2006 and 2005, respectively, and were recorded as Other Expense in the consolidated statements of operations.

07.

Goodwill

Changes in the carrying value of goodwill by reportable segment are as follows:

	United States	France	Other EMEA	Italy	Jefferson Wells	Right Management	Other Operations	Total
Balance, December 31, 2005	$81.1	$—	$191.9	$1.7	$149.2	$448.6	$51.4	$923.9
Goodwill acquired throughout the year	0.4	—	1.5	—	0.6	14.0	—	16.5
Currency impact and other	—	—	25.7	—	0.0	6.1	0.4	32.2

Balance, December 31, 2006	$81.5	$—	$219.1	$1.7	$149.8	$468.7	$51.8	$972.6
Goodwill acquired throughout the year	34.2	0.2	2.0	—	—	7.1	18.1	61.7
Currency impact and other	—	—	5.5	0.2	—	0.8	5.2	11.6

Balance, December 31, 2007	$115.7	$0.2	$226.6	$1.9	$149.8	$476.6	$75.1	$1,045.9

There were no significant reductions to goodwill as a result of dispositions or impairments during 2007 or 2006.

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 51

Notes To Consolidated Financial Statements

in millions, except per share data

08.

Debt

Information concerning Short-Term Borrowings is as follows:

December 31	2007	2006
Short-term borrowings	$39.0	$30.2
Weighted-average interest rates	12.7%	10.8%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2007, such credit lines totaled $338.7, of which $299.7 was unused. We have no significant compensating balance requirements or commitment fees related to these lines. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional borrowings of $258.8 could be made under these facilities as of December 31, 2007.

A summary of Long-Term Debt is as follows:

December 31	2007	2006
Euro-denominated notes:
€300 due June 2012	$436.6	$394.6
€200 due June 2013	290.5	262.4
Revolving credit agreement:
Euro-denominated borrowings, at a rate of 5.71%	145.9	132.0
Other	2.5	4.0

	875.5	793.0

Less – current maturities	0.7	1.8

Long-term debt	$874.8	$791.2

Euro Notes

On June 14, 2006, we offered and sold €200.0 aggregate principal amount of 4.75% notes due June 14, 2013 (the “€200.0 Notes”). The net proceeds of €198.1 ($249.5) were invested in cash equivalents until July 26, 2006, when they were used to repay our €200.0 notes due July 2006 (the “1999 €200.0 Notes”) as described below. The €200.0 Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 ($1.6) is being amortized to interest expense over the term of the €200.0 Notes. Interest is payable annually on June 14. The €200.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €200.0 Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €200.0 Notes. The €200.0 Notes also contain certain customary restrictive covenants and events of default.

On June 1, 2005, we offered and sold €300.0 aggregate principal amount of 4.50% notes due June 1, 2012 (the “€300.0 Notes”). Net proceeds of approximately €297.7 ($372.3) were used to repay a portion of the outstanding indebtedness under our revolving credit facility and U.S. Receivables Facility, to fund our share repurchase program, and for general corporate purposes. The €300.0 Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 ($1.8) is being amortized to interest expense over the term of the notes. Interest is payable annually on June 1. The €300.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €300.0 Notes, in whole but not in part, at our option at any time for a redemption price as defined in the agreement. These notes also contain certain customary restrictive covenants and events of default.

Our 1999 €200.0 Notes ($254.3) were retired on July 26, 2006 with the net proceeds from the €200.0 Notes and other available cash.

The €300.0 Notes, €200.0 Notes and other Euro-denominated borrowings have been designated as a hedge of our net investment in subsidiaries with a Euro functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income.

52 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

Revolving Credit Agreement

We have a $625.0 revolving credit agreement with a syndicate of commercial banks. The revolving credit agreement allows for borrowings in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. Outstanding letters of credit issued under the agreement totaled $3.7 and $4.0 as of December 31, 2007 and 2006, respectively. Beginning in 2006, the letters of credit outstanding under the revolving credit agreement were substantially reduced as certain letters of credit have been issued directly by third parties rather than under the revolving credit agreement. Additional borrowings of $475.4 were available to us under this revolving credit agreement as of December 31, 2007.

In November 2007, the revolving credit agreement was amended (the “amended agreement”) to extend the expiration date to November 2012 from October 2010, to revise certain covenant calculations, and increase the amount of subsidiary borrowings allowed under the agreement.

The borrowing margin and facility fee on the amended agreement, as well as the fee paid for the issuance of letters of credit on the facility, vary based on our public debt ratings and borrowing level. As of December 31, 2007, the interest rate under the amended agreement was LIBOR plus 0.40% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings), and the facility and issuance fees were 0.10% and 0.40%, respectively.

The amended agreement requires, among other things, that we comply with a Debt-to-EBITDA ratio of less than 3.25 to 1 and a fixed charge ratio of greater than 2.00 to 1. As defined in the amended agreement, we had a Debt-to-EBITDA ratio of 0.99 to 1 and a fixed charge ratio of 4.31 to 1 as of December 31, 2007. Based upon current forecasts, we expect to be in compliance with these covenants throughout the coming year.

There were no borrowings outstanding under our $125.0 U.S. commercial paper program at December 31, 2007 and 2006.

Interest Rate Swap Agreements

We have entered into various interest rate swap agreements to manage the interest rate and currency risk associated with our debt instruments. (See Note 13 for further information.)

Fair Value of Debt

The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes which had a fair value, as determined by quoted market prices, as of December 31, is as follows:

	2007	2006
Euro-denominated notes	$722.5	$653.7

Debt Maturities

The maturities of Long-Term Debt payable within each of the four years subsequent to December 31, 2008 are as follows: 2009 – $ 1.4, 2010 – $146.1, 2011 – $0.1, 2012 – $436.6, and $290.6 thereafter.

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 53

Notes To Consolidated Financial Statements

in millions, except per share data

09.

Retirement And Deferred Compensation Plans

Defined Benefit Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

		U.S. Plans		Non-U.S. Plans
Year Ended December 31	2007	2006	2007	2006
Change in Benefit Obligation
Benefit obligation, beginning of year	$50.0	$52.6	$250.4	$234.2
Service cost	0.1	0.2	14.0	11.7
Interest cost	2.8	2.8	11.5	10.1
Plan amendments	—	—	0.3	0.4
Curtailments	—	—	(0.5)	(0.3)
Transfers	—	—	(6.0)	(0.8)
Actuarial loss (gain)	1.3	(0.7)	(37.6)	(3.4)
Plan participant contributions	—	—	2.4	1.2
Benefits paid	(4.4)	(4.9)	(5.0)	(5.9)
Divestiture due to discontinued operations	—	—	—	(22.5)
Currency exchange rate changes	—	—	14.3	25.7

Benefit obligation, end of year	$49.8	$50.0	$243.8	$250.4

Change in Plan Assets
Fair value of plan assets, beginning of year	$38.8	$39.1	$172.6	$145.0
Actual return on plan assets	4.7	2.2	6.3	5.5
Curtailments	—	—	(0.3)	—
Transfers	—	—	(6.4)	—
Plan participant contributions	—	—	2.4	1.7
Company contributions	2.8	2.4	16.8	16.4
Benefits paid	(4.4)	(4.9)	(5.0)	(5.9)
Divestiture due to discontinued operations	—	—	—	(6.7)
Currency exchange rate changes	—	—	9.5	16.6

Fair value of plan assets, end of year	$41.9	$38.8	$195.9	$172.6

Funded Status
Funded status of plan at measurement date	$(7.9)	$(11.2)	$(47.9)	$(77.8)
Contributions between measurement date and fiscal year end	0.5	0.5	—	—

Funded status, end of year	$(7.4)	$(10.7)	$(47.9)	$(77.8)

Amounts Recognized
Noncurrent assets	$12.1	$8.4	$2.7	$—
Current liabilities	(1.8)	(1.7)	(0.3)	(0.4)
Noncurrent liabilities	(17.7)	(17.4)	(50.3)	(77.4)

Net amount recognized	$(7.4)	$(10.7)	$(47.9)	$(77.8)

Amounts recognized in Accumulated Other Comprehensive Income, net of tax, consist of:

		U.S. Plans		Non-U.S. Plans
Year Ended December 31	2007	2006	2007	2006
Net (gain) loss	$(3.2)	$(2.7)	$9.0	$34.8
Prior service cost	0.4	—	1.7	1.8
Transitional obligation	—	—	0.1	0.1

Amounts recognized in Accumulated Other Comprehensive Income	$(2.8)	$(2.7)	$10.8	$36.7

54 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

The measurement dates for our U.S. plans are primarily September 30 and for our non-U.S. plans are December 31.

The accumulated benefit obligation for our plans that have plan assets was $230.1 and $228.3 as of December 31, 2007 and 2006, respectively. The accumulated benefit obligation for certain of these plans exceeded the fair value of plan assets as follows:

December 31	2007	2006
Projected benefit obligation	$143.8	$229.4
Accumulated benefit obligation	140.5	198.2
Plan assets	129.0	172.7

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $34.5 and $32.8 as of December 31, 2007 and 2006, respectively. The components of the net periodic benefit cost and other amounts recognized in Other Comprehensive Income for all plans are as follows:

Year Ended December 31	2007	2006	2005
Net Periodic Benefit Cost
Service cost	$14.1	$11.9	$11.7
Interest cost	14.3	12.9	13.0
Expected return on assets	(12.5)	(10.5)	(10.4)
Net loss	2.5	3.1	3.6
Prior service cost (credit)	0.8	(0.6)	0.3

Net periodic benefit cost	19.2	16.8	18.2

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net gain	(33.6)	—	—
Amortization of net loss	(2.5)	—	—
Prior service cost	0.4	—	—
Amortization of prior service cost	(0.8)	—	—

Total recognized in other comprehensive income	(36.5)	—	—

Total recognized in net periodic benefit cost and other comprehensive income	$(17.3)	$16.8	$18.2

The estimated net gain and prior service cost for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost during 2008 are $0.5 and $0.4, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

		U.S. Plans		Non-U.S. Plans
Year Ended December 31	2007	2006	2007	2006
Discount rate	6.3%	5.8%	5.2%	4.6%
Rate of compensation increase	4.5%	4.5%	4.4%	4.2%

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

			U.S. Plans			Non-U.S Plans
Year Ended December 31	2007	2006	2005	2007	2006	2005
Discount rate	5.8%	5.5%	5.8%	4.6%	4.6%	5.0%
Expected long-term return on plan assets	8.0%	8.0%	8.3%	5.4%	5.1%	5.8%
Rate of compensation increase	4.5%	4.5%	4.5%	4.1%	3.9%	3.7%

We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date.

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 55

Notes To Consolidated Financial Statements

in millions, except per share data

Our overall expected long-term rate of return on U.S. plan assets is 8.0%. Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 1.0% to 6.1%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established via a building block approach with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for one of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience.

We generally use an external investment manager to assist us in establishing our investment strategies and policies. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2007 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The weighted-average asset allocation of our plans as of December 31 is as follows:

	2007	2006
Asset Category
Equity securities	42.1%	41.2%
Fixed-income securities	48.0%	46.6%
Cash and other	9.9%	12.2%

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

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the U.S. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan are as follows:

Year Ended December 31	2007	2006
Change in Benefit Obligation
Benefit obligation, beginning of year	$23.5	$21.4
Service cost	0.3	0.4
Interest cost	1.3	1.1
Actuarial (gain) loss	(1.4)	2.0
Benefits paid	(1.2)	(1.5)
Medicare Part D subsidy receipts	0.1	0.1

Benefit obligation, end of year	$22.6	$23.5

Funded Status
Funded status of plan, end of year	$(22.6)	$(23.5)

Amounts Recognized
Current liabilities	$(1.5)	$(1.5)
Noncurrent liabilities	(21.1)	(22.0)

Net amount recognized	$(22.6)	$(23.5)

Amount recognized in Accumulated Other Comprehensive Income, net of tax, represents a net gain of $5.0 and $2.9 in 2007 and 2006, respectively.

56 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

We use a December 31 measurement date for the retiree health care plan. The discount rate used in the measurement of the benefit obligation was 6.4% and 5.8% in 2007 and 2006, respectively. The discount rate used in the measurement of net periodic benefit cost was 5.8%, 5.5% and 5.8% in 2007, 2006 and 2005, respectively. The components of net periodic benefit cost for this plan are as follows:

Year Ended December 31	2007	2006	2005
Net Periodic Benefit Cost
Service cost	$0.3	$0.4	$0.4
Interest cost	1.3	1.1	1.3
Net gain	(0.4)	(0.6)	(0.3)

Net periodic benefit cost	1.2	0.9	1.4

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net gain	(1.4)	—	—
Amortization of net gain	0.4	—	—

Total recognized in other comprehensive income	(1.0)	—	—

Total recognized in net periodic benefit cost and other comprehensive income	$0.2	$0.9	$1.4

The estimated net gain for the retiree health care plan that will be amortized from Accumulated Other Comprehensive Income into net periodic benefit cost during 2008 is $0.6.

The health care cost trend rate was assumed to be 8.5% for 2007, decreasing gradually to 5.0% for the years 2014 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.2	(0.2)
Effect on benefit obligation	2.6	(2.4)

We plan to contribute $19.3 to our pension plans and $1.5 to our retiree health care plan in 2008. Projected benefit payments from the plans as of December 31, 2007 are estimated as follows:

Year	Pension Plans	Retiree Health
2008	$9.5	$1.5
2009	10.1	1.5
2010	10.2	1.6
2011	10.9	1.7
2012	11.8	1.7
2013-2017	66.7	8.8

Total projected benefit payments	$119.2	$16.8

Defined Contribution Plans

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $22.9, $20.6 and $22.9 for 2007, 2006 and 2005, respectively.

We have the Senior Management Performance-Based Deferred Compensation Plan, which was frozen effective February 1, 2006. No benefits were earned in 2007 and 2006, however any deferred benefits earn interest based on the effective yield on a fixed 10-year U.S. Treasury note at the beginning of each year. Participants become vested in the deferred benefits if they are still employed by Manpower when they reach age 50 with 15 years of service, when they reach age 62, or in certain other circumstances. There was approximately $0.1, $0.2 and $1.4 earned under this plan in 2007, 2006 and 2005, respectively.

We also maintain a non-qualified deferred compensation plan for certain employees at Right Management. Under the plan, participants may defer from their pre-tax income, up to a maximum of 6% of their total compensation. A matching contribution is made of 50% of the participating employees’ contributions to the plan. Contributions vest at 33.3% over a three-year period from the employee’s date of hire. Our contributions were $0.1 for 2007 and 2006, and $0.2 for 2005.

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 57

Notes To Consolidated Financial Statements

in millions, except per share data

10.

Accumulated Other Comprehensive Income (Loss)

The components of Accumulated Other Comprehensive Income (Loss), net of tax, are as follows:

December 31	2007	2006	2005
Foreign currency translation	$253.9	$147.6	$15.8
Unrealized gain on investments	9.9	8.9	6.9
Unrealized loss on derivatives	(3.2)	(4.8)	(8.4)
Defined benefit pension plans (Note 9)	(8.0)	(34.0)	(23.8)
Retiree health care plan (Note 9)	5.0	2.9	(1.5)

Accumulated other comprehensive income (loss)	$257.6	$120.6	$(11.0)

11.

Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2007:

Year
2008	$211.3
2009	174.8
2010	134.8
2011	87.9
2012	64.4
Thereafter	182.2

Total minimum lease payments	$855.4

Rental expense for all operating leases was $240.3, $217.5 and $213.1 for the years ended December 31, 2007, 2006 and 2005, respectively.

12.

Interest and Other Expense

Interest and Other Expense consists of the following:

Year Ended December 31	2007	2006	2005
Interest expense	$53.4	$50.0	$45.8
Interest income	(24.4)	(14.2)	(8.9)
Foreign exchange (gain) loss	(0.6)	3.2	—
Miscellaneous expenses, net	5.8	11.2	4.9

Interest and other expense	$34.2	$50.2	$41.8

58 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

13.

Derivative Financial Instruments

Foreign Currency Exchange Rate Risk Management

In certain circumstances, we enter into foreign currency forward exchange contracts to reduce the effects of fluctuating foreign currency exchange rates on cash flows with foreign subsidiaries. All such contracts entered into during 2007 and 2006, whether designated as cash flow hedges or fair value hedges, were considered highly effective, as defined by SFAS No. 133, as amended.

As of December 31, 2007, there was a £5.5 ($10.9) forward contract that relates to cash flows owed to our foreign subsidiaries in March 2008. In addition, a €2.0 ($2.9) forward contract is outstanding relating to cash flows owed for interest due on our €200 Notes and €300 Notes in June 2008.

Our revolving credit agreement borrowings of €100.0 ($145.9), the €200.0 ($290.5) unsecured notes and the €300.0 ($436.6) unsecured notes have been designated and are effective as economic hedges of our net investment in our foreign subsidiaries with a Euro functional currency. Therefore, all translation gains or losses related to these borrowings are recorded as a component of Accumulated Other Comprehensive Income.

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

We have various interest rate swap agreements to fix our interest costs on a portion of our Euro-denominated variable rate borrowings. The Euro interest rate swap agreements have a notional value of €100.0 ($145.9), which fix the interest rate, on a weighted-average basis, at 5.71% and expire in 2010. Such contracts have been designated as cash flow hedges and were considered highly effective, as defined by SFAS No. 133, as amended, as of December 31, 2007. For the years ended December 31, 2007, 2006 and 2005 these instruments increased interest expense by $2.2, $3.6, and $4.6 respectively.

Fair Value of Derivative Financial Instruments

The fair value of our derivative financial instruments are reflected in the consolidated balance sheets as follows:

December 31	2007	2006
Other Long-Term Liabilities
€100.0 Interest Rate Swaps	$(5.1)	$(7.8)
Forward contracts	—	—

	$(5.1)	$(7.8)

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 59

Notes To Consolidated Financial Statements

in millions, except per share data

14.

Contingencies

Litigation

We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our results of operations, financial position or cash flows.

In November 2004, French authorities commenced an investigation at our French headquarters. According to the search warrant, the investigation stems from a complaint submitted during 2003 to the European Commission and subsequently transferred to France’s Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes (the ‘Competition Council’), a body of the French Financial Department that investigates frauds and competition violations. In November 2007, we received a Statement of Objections from the Competition Council in connection with their investigation. The Statement of Objections alleges illegal information sharing between us and certain of our competitors.

A Statement of Objections is a further step in the proceedings under French competition law with respect to the matter. We have reviewed the allegations made in the Statement of Objections with our legal counsel, have responded to the Competition Council and intend to vigorously defend our position as the proceedings continue. We have had discussions with representatives of the Competition Council and with our legal counsel, and at this time, we are not able to predict the outcome of the proceedings, the ultimate exposure or the timing of any resolution. However, based on the probability that we will incur liability and other information currently available, we recorded a reserve of $15.0 in the fourth quarter related to this matter. The final resolution of this matter could differ significantly from the amount that we have recorded.

Guarantees

We have entered into certain guarantee contracts and stand-by letters of credit that total $129.3 ($78.2 for guarantees and $51.1 for stand-by letters of credit). The guarantees primarily relate to indebtedness and bank accounts. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

15.

Segment Data

We are organized and managed primarily on a geographic basis, with the exception of Jefferson Wells and Right Management, which are operated as separate global business units. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: the United States; France; Other EMEA (Europe, Middle East and Africa, excluding France and Italy); Italy; Jefferson Wells; Right Management; and Other Operations.

The United States, France, Other EMEA, Italy and Other Operations segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and recruitment process outsourcing. The Jefferson Wells segment revenues are derived from services related to internal controls, tax, technology risk management, and finance and accounting. The Right Management segment revenues are derived from outplacement and consulting services. Segment revenues represent sales to external clients primarily within a single segment. Due to the nature of our business, we do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenue for us as a whole.

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

60 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

Year Ended December 31	2007	2006	2005
Revenues from Services(a)
United States(b)	$1,962.2	$2,114.9	$2,048.3
France	7,025.3	6,019.1	5,475.8
Other EMEA	6,750.4	5,230.7	4,571.4
Italy	1,398.1	1,132.6	899.8
Jefferson Wells	332.0	373.0	386.2
Right Management	409.9	387.3	401.8
Other Operations	2,622.4	2,304.9	2,062.1

	$20,500.3	$17,562.5	$15,845.4

Operating Unit Profit
United States	$80.1	$87.4	$68.7
France	390.3	203.3	168.7
Other EMEA	256.7	156.7	100.5
Italy	103.7	63.5	43.6
Jefferson Wells	(5.2)	31.9	33.3
Right Management	34.6	18.3	25.7
Other Operations	73.5	69.9	60.4

	933.7	631.0	500.9

Corporate expenses	95.2	85.8	59.0
Amortization of intangible assets	13.1	13.1	13.1
Interest and other expense	34.2	50.2	41.8

Earnings before income taxes and discontinued operations	$791.2	$481.9	$387.0

Depreciation and Amortization Expense
United States	$9.7	$8.1	$8.6
France	23.3	18.8	20.0
Other EMEA	21.7	17.4	17.9
Italy	6.7	5.5	5.5
Jefferson Wells	3.1	3.9	3.4
Right Management	10.1	11.0	13.0
Other Operations	11.3	11.0	11.4
Amortization of intangible assets	13.1	13.1	13.1

	$99.0	$88.8	$92.9

Earnings from Equity Investments
United States	$0.8	$0.9	$0.7
France	(1.1)	(1.2)	(1.0)
Other EMEA	2.6	4.0	2.7
Other Operations	(0.1)	(0.6)	—

	$2.2	$3.1	$2.4

(a)	Further breakdown of Revenues from Services by geographical region is as follows:

Revenues from Services	2007	2006	2005
United States	$2,466.8	$2,644.1	$2,593.1
France	7,056.3	6,050.6	5,506.8
Italy	1,401.5	1,135.4	899.8
U.K.	1,544.7	1,554.3	1,848.0
Total Foreign	18,033.5	14,918.4	13,252.3

(b)

The U.S. revenues above represent revenues from our Company-owned branches and franchise fees received from our franchise operations. These fees are primarily based on revenues generated by our franchise operations, which are discussed further on the financial highlights page.

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 61

Notes To Consolidated Financial Statements

in millions, except per share data

As Of And For The Year Ended December 31	2007	2006	2005
Total Assets
United States	$602.4	$683.9	$688.3
France	2,389.4	2,067.7	1,664.3
Other EMEA	1,891.3	1,674.7	1,242.7
Italy	343.9	276.4	242.8
Jefferson Wells	67.7	81.7	106.8
Right Management	208.8	228.5	260.8
Other Operations	652.8	645.5	548.5
Corporate(a)	1,068.1	855.7	814.2

	$7,224.4	$6,514.1	$5,568.4

Equity Investments
United States	$17.6	$16.8	$16.0
France	1.6	1.4	1.4
Other EMEA	60.6	56.9	51.4
Right Management	0.4	—	—
Other Operations	18.5	17.4	17.9

	$98.7	$92.5	$86.7

Long-Lived Assets(b)
United States	$40.4	$41.2	$44.5
France	65.3	65.6	64.9
Other EMEA	70.9	53.7	45.5
Italy	14.3	14.0	14.1
Jefferson Wells	6.1	7.5	8.5
Right Management	27.6	26.4	31.1
Other Operations	27.7	26.7	26.4
Corporate	9.3	11.1	5.1

	$261.6	$246.2	$240.1

Additions to Long-Lived Assets
United States	$15.6	$6.4	$5.2
France	18.8	16.3	16.2
Other EMEA	35.5	18.9	16.5
Italy	5.4	4.6	7.3
Jefferson Wells	2.6	3.0	6.8
Right Management	12.3	7.3	10.8
Other Operations	10.5	13.2	10.9
Corporate	0.8	10.3	4.0

	$101.5	$80.0	$77.7

(a)	Corporate assets include assets that are not used in the operations of any segment, the most significant of which are goodwill and purchased intangibles.
(b)	Further breakdown of Long-Lived Assets by geographical region is as follows:

Long-Lived Assets	2007	2006	2005
United States	$57.9	$60.2	$67.6
France	69.1	66.9	68.4
Italy	14.6	14.5	14.1
U.K.	19.9	20.5	23.1
Total Foreign	203.7	186.0	172.5

62 Manpower 2007 Annual Report	Notes to Consolidated Financial Statements

16.

Quarterly Data ( Unaudited )

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2007
Revenues from Services	$4,535.6	$5,034.4	$5,295.4	$5,634.9	$20,500.3
Gross profit	800.0	1,024.1	974.4	1,050.1	3,848.6
Operating profit	103.3	277.0	221.9	223.2	825.4
Net earnings from continuing operations	59.5	160.4	131.7	133.1	484.7
Net earnings per share from continuing operations – basic	$0.70	$1.90	$1.59	$1.65	$5.83
Net earnings per share from continuing operations – diluted	$0.69	$1.86	$1.57	$1.63	$5.73
Dividends per share	$—	$0.32	$—	$0.37	$0.69
Market price:
High	$78.86	$94.10	$95.05	$74.74
Low	71.56	73.00	61.43	56.20

Year Ended December 31, 2006
Revenues from Services	$3,877.2	$4,384.6	$4,590.0	$4,710.7	$17,562.5
Gross profit	693.2	782.8	804.2	865.8	3,146.0
Operating profit	60.3	138.1	163.9	169.8	532.1
Net earnings from continuing operations	29.5	79.6	97.0	99.6	305.7
Income from discontinued operations, net of taxes	23.1	0.8	3.6	64.8	92.3
Net earnings per share from continuing operations – basic	$0.34	$0.91	$1.14	$1.17	$3.55
Net earnings per share from continuing operations – diluted	$0.33	$0.90	$1.12	$1.15	$3.48
Net earnings per share from discontinued operations – basic	$0.26	$0.01	$0.04	$0.77	$1.07
Net earnings per share from discontinued operations – diluted	$0.26	$0.01	$0.04	$0.75	$1.06
Dividends per share	$—	$0.27	$—	$0.32	$0.59
Market price:
High	$57.18	$68.82	$64.67	$76.77
Low	46.14	56.30	55.29	61.19

Notes to Consolidated Financial Statements	Manpower 2007 Annual Report 63

Selected Financial Data

in millions, except per share data

As Of And For The Year Ended December 31	2007	2006	2005	2004	2003
Operations Data
Revenues from Services	$20,500.3	$17,562.5	$15,845.4	$14,675.0	$12,084.3
Gross profit	3,848.6	3,146.0	2,861.8	2,669.3	2,003.6
Operating profit	825.4	532.1	428.8	397.8	259.1
Net earnings from continuing operations	484.7	305.7	255.1	247.3	138.7
Per Share Data
Net earnings from continuing operations – basic	$5.83	$3.55	$2.89	$2.78	$1.79
Net earnings from continuing operations– diluted	5.73	3.48	2.81	2.61	1.70
Dividends	0.69	0.59	0.47	0.30	0.20
Balance Sheet Data
Total assets	$7,224.4	$6,514.1	$5,568.4	$5,843.1	$4,376.4
Long-term debt	874.8	791.2	475.0	676.1	829.6

The notes to consolidated financial statements should be read in conjunction with the above summary.

Performance Graph

Set forth below is a graph for the periods ending December 31, 2002—2007 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 23.3% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2002 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

Comparison of Five Year Cumulative Return Among Manpower, S&P 400 Midcap Stock Index, and S&P Supercomposite Human Resources and Employment Services Index

December 31	2007	2006	2005	2004	2003	2002
Manpower	$178	$235	$146	$151	$148	$100
S&P 400 Midcap Stock Index	$184	$243	$204	$178	$149	$100
S&P Supercomposite Human Resources and Employment Services Index	$200	$187	$172	$154	$134	$100

64 Manpower 2007 Annual Report	Selected Financial Data

Principle Operating Units

Argentina, Australia, Austria, Bahrain, Belgium, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Czech Republic, Denmark, Dominican Republic, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Kazakhstan, Korea, Kuwait, Latvia, Lithuania, Luxembourg, Macau, Malaysia, Martinique, Mexico, Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Qatar, Reunion, Romania, Russia, Saudi Arabia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Arab Emirates, U.K., United States, Uruguay, Venezuela and Vietnam

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry; creating and delivering services that enable its clients to win in the changing world of work. Celebrating its 60th anniversary in 2008, the $21 billion company offers employers a range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower’s worldwide network of 4,500 offices in 80 countries and territories enables the company to meet the needs of its 400,000 clients per year, including small and medium size enterprises in all industry sectors, as well as the world’s largest multinational corporations. The focus of Manpower’s work is on raising productivity through improved quality, efficiency and cost-reduction across their total workforce, enabling clients to concentrate on their core business activities. Manpower Inc. operates under five brands: Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management. More information on Manpower Inc. is available at www.manpower.com.

Principle Operating Units	Manpower 2007 Annual Report 65

Corporate Information

Directors	Management

Jeffrey A. Joerres	Jeffrey A. Joerres
Chairman, CEO and President	Chairman, CEO and President
Manpower Inc.
Michael J. Van Handel
Marc J. Bolland [2]	Executive Vice President and CFO
CEO
William Morrison Supermarkets	Barbara J. Beck
Executive Vice President
Gina R. Boswell [1]	President – Europe, Middle East and Africa
President of Global Brands	(Excluding France)
The Alberto – Culver Company
Darryl Green
J. Thomas Bouchard 2*,3	Executive Vice President
Retired Senior Vice President, Human Resources	President – Asia Pacific
IBM
Françoise Gri
Willie D. Davis [1,3]	Executive Vice President
President	President – France
All Pro Broadcasting Inc.
Jonas Prising
Cari M. Dominguez [2]	Executive Vice President
Former Chair of the Equal	President – United States and Canadian Operations
Employment Opportunity Commission
Owen J. Sullivan
Jack M. Greenberg [2]	Executive Vice President
Retired Chairman and CEO	CEO of Right Management and Jefferson Wells
McDonald’s Corporation
Non-Executive Chairman	David Arkless
Western Union	Senior Vice President
Corporate Affairs
Terry A. Hueneke [1]
Retired Executive Vice President	Richard B. Davidson
Manpower Inc.	Senior Vice President
Global Chief Information Officer
Ulice Payne Jr. [1]
President and CEO	Kenneth C. Hunt
Addison-Clifton, LLC	Senior Vice President
General Counsel
Rozanne L. Ridgway [2,3]
Former Assistant Secretary of State	Tammy Johns
for Europe and Canada	Senior Vice President
Workforce Strategy
John R. Walter 2,3*
Retired President and COO	Mara Swan
AT&T Corp.	Senior Vice President
Former Chairman, President and CEO	Global Human Resources
R.R. Donnelley & Sons
Emma Van Rooyen
Edward J. Zore 1*,3	Vice President
President and CEO	Global Marketing
Northwestern Mutual

Board Committees

[1]	Audit Committee
[2]	Executive Compensation Committee
[3]	Nominating and Governance Committee
*	Denotes Committee Chair

66 Manpower 2007 Annual Report	Corporate Information

World Headquarters

100 Manpower Place

Milwaukee, WI 53212 USA

+1.414.961.1000

www.manpower.com

Transfer Agent and Registrar

BNY Mellon Shareowner Services

P.O. Box 358015

Pittsburgh, PA 15252-8015

Stock Exchange Listing

NYSE Symbol: MAN

Form 10-K

A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2007 is available without charge after February 29, 2008 and can be obtained online at: www.investor.manpower.com or by writing to:

Michael J. Van Handel

Manpower Inc.

100 Manpower Place

Milwaukee, WI 53212

USA

Shareholders

As of February 19, 2008, Manpower Inc. common stock was held by approximately 5,700 record holders.

Annual Meeting of Shareholders

April 29, 2008 at 10 a.m.

Manpower World Headquarters

100 Manpower Place

Milwaukee, WI 53212

USA

Investor Relations Web Site

The most current corporate and investor information can be found on the Manpower Inc. corporate Web site at www.manpower.com. Interested individuals may also choose to receive Manpower press releases and other company information via e-mail by subscribing to our E-mail Alert service at www.investor.manpower.com.

Governance

As of February 1, 2008, the Corporate Governance Quotient indicated that Manpower Inc. outperformed 71.3% of the companies in the S&P 400 and 91.1% of the companies in the Commercial Services & Supplies group. The Corporate Governance Quotient index is issued by Institutional Shareholder Services, a respected authority on proxy voting and corporate governance.

Governance Metrics International, an independent corporate governance rating agency, rated Manpower a 8.0 on a scale of 1 to 10, with 10 being the highest ranking, in August 2007. The average score for all U.S. companies rated by GMI is 7.2.

Manpower’s governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on Manpower’s governance structure and policies can be found at www.manpower.com in the section titled “About Manpower.”

Social Responsibility

Manpower’s business is, in itself, socially responsible because everything we do is geared toward connecting people with jobs, which enables individuals to support themselves and their families. We strive to be socially responsible in every aspect of our business; however, we focus our resources primarily on where we can have the most impact, in creating a bridge to employment for disadvantaged individuals through various workforce development programs around the world. Additional details regarding social responsibility efforts at Manpower can be found in our most recent Social Responsibility Report, which is accessible via our corporate Web site at www.manpower.com/socialresponsibility.

Manpower Inc.

World Headquarters

100 Manpower Place

Milwaukee, WI 53212

www.manpower.com

GC-18 (03/08) ©2008 Manpower Inc.