Form 10-K, Exhibit 13
period 2009-12-31
MANPOWER INC /WI/
filed 2010-02-19
CIK 871763

Manpower Inc. 2009 Annual Report

Getting the world back to work

At Manpower, our job is helping the world work, and today it's more important than ever before.

Not only are we helping our clients and candidates get back to work, we're helping them work in a new way, unleashing the potential of the workforce and redefining how work gets done.

Despite the challenging business environment, we remain true to our long-term strategy. This is no easy task: It requires careful planning, expertise and agility. With confidence and focus Manpower will emerge stronger and smarter than ever.

Let's get back to work.

The Manpower Experience:

In the fiercely competitive employment services industry, differentiation is critical.

The Manpower Experience is how we set ourselves apart and define our brand by delivering superior value to both clients and candidates. We believe this differentiation will create loyalty with both, ultimately driving more revenue and a higher level of profitability. From the contemporary look and feel of our branch offices to how our expert recruiters talk to people, we want candidates to experience the difference we can make in their career journey. The experience for our clients lies in the unique way our people understand their complex challenges and can quickly overcome these challenges through our intimate knowledge of the labor market and innovative workforce solutions.

Quick Facts:

- The Manpower Experience is not just *what* we do, but more importantly *how* we do it.
- This year we redesigned our high-profile branch offices around the globe to deliver a new, contemporary way to interact with candidates and clients. These offices achieved revenue growth above the market average.
- Our Candidate Experience initiative re-engineers the way we attract, develop and retain our candidates and drives greater efficiency by aligning the program with our internal people systems.

250

The number of professional development books provided free to individuals on MyPath's Knowledge Center.

Digital Strategy:

Digital strategy at Manpower is the holistic integration of our brand strategy, business models and processes, and IT to accelerate our business.

We continue to refine our digital strategy, evaluating and implementing new technologies such as mobile applications, social networking and virtual work platforms. This approach will allow us to leverage our global digital assets for operational efficiency and enable us to deliver the optimal Manpower Experience for clients and candidates. This includes enhancements to our front- and back-office systems that allow us to quickly match and deploy the right talent to our clients.

Quick Facts:

- MyPath™—our online career management experience—harnesses the power of social networking to help professionals actively manage their careers. Developing this close connection to individuals now will position us as an employer of choice when the talent wars wage again in the not-so-distant future.
- Direct Talent is our Web-based tool used to attract and engage candidates that use the Internet as a means of job search and registration. It is currently deployed in 23 countries and supports 5 million candidates.
- Currently in deployment, Direct Office—our global front office application—will enable us to improve branch productivity by allowing recruiters and managers to more easily and effectively manage their work using a standard set of global processes.

$2.8 billion

The estimated size of the global RPO market by 2013.

Manpower Business Solutions:

Manpower Business Solutions™ is the umbrella offering for our outcome-based service where it is about results, not the hours worked.

The next year represents a huge opportunity for our Recruitment Process Outsourcing (RPO) solution as many companies that made deep staff cutbacks during the recession now look to us for everything from workforce planning and recruitment strategy, to candidate interviewing and onboarding. Continued globalization is also giving Manpower Business Solutions a boost, as more companies want to leverage their total recruitment spend and more value-based outcome solutions with a single, global provider. In 2010, we will be creating a new scalable framework that will enable us to better leverage our vast network in 82 countries and territories to support any client program—whether it's local, regional or global.

Quick Facts:

- Manpower Business Solutions is comprised of three main services: Task-Based Outsourcing (TBO), Recruitment Process Outsourcing (RPO) and Managed Service Programs (MSP).
- Manpower's partnership with the Australian Defence Force is the world's largest and most complex RPO contract, requiring 300 staff and support personnel to service the client.
- In 2009, Manpower signed over 40 leading companies as new RPO clients.

Professional Staffing:

We are positioning for the acceleration and global expansion of Professional Staffing — our high-growth, high-profitability business in the areas of Information, Communications and Technology (ICT), Engineering, and Finance and Accounting.

Our expanded offering serving these high-demand skills areas will include new global online and offline capabilities for both our clients and candidates. Professional Staffing is a critical revenue stream going forward, as we continue to build our brand and attract the talent our clients need as skills shortages rise.

Quick Facts:

- In 2009, our Manpower Professional® and Elan™ brands contributed over $2 billion in revenue.
- We are expanding our network of professional staffing offices to 400 worldwide.
- The number of professionals with in-demand skills we place each day is approaching 25,000.

34 million

The number of hours of talent delivered to clients last year through our Manpower Professional® and Elan™ brands.

Dear Manpower Investor:

In 2008, we interviewed 10 million people and placed 4 million people into jobs. In 2009, by comparison, we interviewed 11 million people and placed 3 million people into jobs. We felt first-hand what the world was experiencing. In a nutshell – it was a tough year.

Accordingly, we experienced some of the most rapid drops in revenue in the history of our company; partially offsetting that was the increase of revenue generated by our Right Management™ business, through which we assisted over 225,000 people transition into new careers. Many of these were what we call “Industry Migrants,” people who were faced with the challenge of moving from one industry to another, learning new skills and adapting to new industry cultures.

No surprise, it was also a difficult time for almost all of our clients. There was a tremendous amount of pressure to reduce costs, focus the workforce and redefine how work gets done. Finding ways to do more with less was the theme. So we faced the challenge, developed solutions, and in doing so we improved our brand and improved our company.

This recession was different than previous downturns. Clearly, the labor market was profoundly affected, as we saw the most severe and protracted drop in employment in U.S. history, and in many cases on a worldwide basis. It will take longer to emerge and it will force many industries to restructure permanently. We are at the inflection point. Now, we have a unique opportunity to leverage our expertise to help get the world back to work. Many companies are struggling to create or improve their workforce strategy. Employers can now only afford to hire as demand for their product or service presents itself. Companies are grappling with new challenges, creating an unprecedented need for on-demand talent worldwide.

6 Manpower 2009 Annual Report   Shareholder's Letter

The difficulty in the labor market is clearly evident in our numbers. Our revenue for 2009 was $16 billion, down 26% and our net loss was $9 million, down from earnings of $206 million in 2008. Our net earnings, excluding non-recurring items, was $86 million. Our operating cash flow continued to be strong, at $414 million, ending the year with $1 billion of cash. We moved quickly and appropriately to reduce our expense base by 15%, but never at the price of endangering our position in a market or our ability to recover with speed. Our geographic footprint, which we are committed to, remained intact, with 87% of our revenue generated from outside the U.S. Our Right Management team did an outstanding job as they guided companies in transitioning people out of their businesses. Our revenues in Right Management improved by 24% to $559 million, and our operating earnings finished the year at $113 million.

Our strong financial position and resolve for our strategic direction prevented us from so-called strategy drift. Yet, we remained agile to adjust our execution based on the environment, accelerating programs and initiatives appropriately and stopping those that were irrelevant as a result of the velocity of the downturn. We enter this recovery stronger. Our agility and ability to adjust quickly will prove to be a major advantage as we move into 2010 and beyond.

Robust times are ahead for us. The trends in our industry are powerful, in mature markets as well as the emerging markets. In the mature markets, we are hearing from our clients that they are going to need to have a more flexible approach to their workforce. They are uncertain of their ability to attract the talent they need, so they will rely on us. And then, of course, there are those markets in Europe and Asia that are emerging, where the penetration of our services is currently low, but will no doubt grow. We see both of these as massive opportunities as we move into the next phase of this recovery. We may not see the upside immediately, as we believe 2010 will have a slow start. But, we are confident that as we look to 2011 and 2012 these secular trends will be robust. So will we see a “less jobs recovery?” Sure we will. But it is a trend that holds promise for us because companies will remain cautious to hire permanently in sluggish demand, yet their need for talent will increase, and we provide the bridge to get the world back to work.

We are approaching this period of time with confidence. This is based on the team that we have assembled and the strategic priorities that we have established to take advantage of what the market presents. We have much to be proud of. In 2009, we proved to the world that our innovation, geographic presence and major initiatives are best in class. For example, MyPath, the world’s first social™ network dedicated to improving individual skills and the advancement of careers in the professional areas of IT, engineering and finance was extremely well-received. We believe that our brand and knowledge will be the trusted source as individuals come to grips with the challenges of living, learning and working. Through a word-of-mouth approach only, we have attracted over 170,000 unique visitors. In January 2010, we publicly launched MyPath at the World Economic Forum Annual Meeting in Davos, and have seen a significant pick up in visitors since then.

We rolled out the second version of our Branch and Candidate Experience initiative to further embed the Candidate Experience mindsets. We trained our team to efficiently, yet very effectively, provide the best experience for our candidates and associates, which will ensure that we deliver the best match for our clients. It was also this training that helped our field offices set the right tone and have the right conversations with our increasing number of candidates amidst the limited availability of job openings.

We also expanded our Manpower Business Solutions™ (MBS) in 2009. We added resources in areas that we believe will be the first movers in the recovery. We invested in MBS, particularly Recruitment Process Outsourcing (RPO). Not only did we expand in our capabilities, we’ve also greatly expanded our book of business to the point where we are now the world’s leader, on a global basis, in the RPO area. We see this trend continuing and we are confident that we are well-positioned in the global market from a brand and capability perspective.

8 Manpower 2009 Annual Report   Shareholder's Letter

Our Right Management business is stronger than ever before. No doubt, 2009 was the “cyclical” time for Right Management to move to center stage, as companies downsized their workforce. As a result, hundreds of thousands of people entered our Right Management doors to find out more about themselves and find new careers. We used this opportunity to not only strengthen our Right Management brand, but reposition it closer to Manpower and invest in our Talent Management practice. It worked, as the number of coaching and assessment assignments in Right Management reached record levels. We have positioned ourselves well, as these services are in high demand during a recovery.

Our continual positioning and enhancement of our brand, and the relevant services that we are offering to our clients and prospects are anchored in what we know and what we research. We have a large role in redefining work. The increased velocity of change is happening every day in the way work is performed all over the world. We have identified these changes in four World of Work megatrends. We didn’t stumble upon these trends; in fact, we intensely researched them with on-the-ground expertise and with an intense curiosity with our clients and candidates.

The Demographics and Talent Mismatch is the conundrum that both individuals and companies are feeling right now. As the working age population declines and companies are looking for talent, they’re looking for talent in a much more specific way, yet individuals are also being more selective when they can, or are feeling out of touch with what companies are looking for. This is happening on a global basis.

Individual Choice is creeping in wherever possible. Individuals are exercising their clout as they realize in some cases they have the skills that are in most demand, which in turn is requiring companies to think differently about how they attract, retain and stay relevant to an ever select group of talented individuals.

Rising Customer Sophistication is happening across the board. The transparency and velocity of information exchange throughout the entire value chain is creating innovation and tension at every level within that chain.

Technological Revolutions are at the heart of almost all of this. The ability to have the power to change where and when and how we work, enabling the organization and individuals to be more agile and innovative is what is happening on a daily basis and what you have seen so far is only the tip of the iceberg.

These World of Work trends are foundational. They’re foundational to how we act, where we invest and where we focus our thought leadership. They are drivers of secular growth at the core of our business as well as in the specialty areas and outcome-based solutions. It is our grasp of these trends and our talent aligned to these trends that give us the confidence that we are addressing our clients and candidates with real solutions – solutions that are practical, adaptable and flexible.

We are aggressive with the execution of our strategy, which is an outside-in approach, focusing on services that deliver value to our clients and candidates that address this ever-changing World of Work. We continue to grow our capabilities organically and, where appropriate, acquire companies that give us an acceleration and catalytic affect when using our capital, brand and geographic footprint.

Our strategy is clear. Over the next three years, we will leverage our strengths, global footprint and brand to aggressively expand our specialty staffing and new sectors and services. Regardless of what the economy does, we are confident that we will move forward at a pace greater than our competition.

10 Manpower 2009 Annual Report   Shareholder's Letter

We will address the World of Work trends head on and position ourselves in a way that delivers value to our clients and candidates. We will execute on a daily basis, as well as further our four strategic priorities:

The Manpower Experience does define our brand. It is not only what we do, but it’s how we do it. This is what our clients who have been with us for years tell us makes the difference. We are now codifying and ensuring this experience is felt from the first moment there is an encounter with a Manpower company. Providing this “best of experience” for our candidates and clients will deliver value, bode well for our brand and deliver higher profitability.

We will leverage much of this Manpower Experience in what we are doing in Professional Staffing and Specialty Services. Several years ago, we made the decision to broaden our range of services beyond our core staffing. We have been very successful and now we are going to move faster. We will leverage our global footprint and the full range of services to balance our mix of business, turn up the volume on our higher margin specialty businesses and grow our professional staffing business. 2010 will be critical for us to deploy go-to-market strategies in this area. Recently, we announced that we will acquire one of the largest IT staffing providers in the U.S., bringing our specialty business and professional staffing business to account for over 20% of our overall revenues and one third of our gross margin. We are able to marry our organic success with an acquisition, in this case, to significantly enhance our ability to help our clients win.

A backbone to all of this will be our Digital Strategy and the implementation of our digital platforms. Our digital strategy is a key focus area as technology is ubiquitous and along with this ubiquity is the rise of social networks, Web 2.0 and mobile connectivity. As a result, our clients and candidates are expecting us to interact with them in a different way. This is a perfect opportunity for us to inject the Manpower Experience into the digital world. Over the past few years, we have been preparing to work in this space and do it in the right way. The introduction of MyPath, combined with core offerings like Direct Source, Direct Time, Direct Office and Direct Talent, enhances our position as the bricks and clicks premier brand.

This also gives us opportunities to enter or expand into New Sectors and Services. The environment is allowing for it and we are more than prepared. Our combined assets of the Manpower group of companies is a compelling offering. We are deploying a unique consulting offering based on our combined assets to deliver a workforce strategy that is aligned with our clients’ business strategy, an area we know is highly sought after by many companies. Additionally, we will continue to develop and institutionalize our world-leading global offering for Manpower Business Solutions and our Recruitment Process Outsourcing service, and explore virtual work to leverage its value for individuals and companies.

The success of these four strategic priorities, coupled with the secular growth and recovering economy, indicates that 2010 will be better than 2009. We will still be challenged because of the slow start in this “less jobs recovery,” but we are moving forward.

We are building momentum in the market. We are getting better and stronger every single day as more and more companies and individuals are drawn to the Manpower group of companies. Our value and values become more pronounced and required. Why? Because we consistently outperform the market in delivering value. The downturn, in many ways, fired up our team. They never hesitated to do more, muscle through and work harder to keep us on track. I am proud to lead such an engaged and motivated team. Thanks team.

Through these tough times, we were more creative and innovative than ever before. We will need to continue to challenge ourselves to think creatively, to be agile and make sure that our strategies are relevant and practical. And we too, like our clients, have to do more with less. It is the balance of tension that we must manage to ensure that we continue to keep a longitudinal view, while at the same time, anticipating the impact that the economy will throw at us on a day-to-day basis.

12 Manpower 2009 Annual Report   Shareholder's Letter

Even in this difficult time, we are proud of the number of people and lives that we have positively affected – and it is much more gratifying during these times. It is our ability to balance the profitability with the sustainability that allows us to help the economy grow by putting people of all kinds back to work. We are part of creating economic value by creating jobs, building and upskilling talent. We build capability not only in people, but in communities, which translates into sustainable profitability for our organization. This is central to our mission-based culture. It is this culture that kept us calm and carried us through this difficult time.

2009 also marked the passing of our co-founder, Elmer Winter, which gave us a moment to reflect upon what we stand for today. Our mission to connect people to meaningful work has been firmly rooted in our DNA since the company’s founding over 62 years ago. We are fortunate to have been founded by a man with such a sense of mission. We take very seriously the responsibility that we have in building the World of Work, interviewing millions and millions of people each year, connecting millions of people to work and helping thousands of people transition from one work environment to another.

No doubt, 2010 will offer more challenges; challenges that the Manpower team will not only overcome, but excel in. We view the opportunities in front of us as far greater than the obstacles. So no matter whether we have a robust or tepid recovery, you can count on the Manpower team to tackle the challenge and win. We have the ability and agility to aggressively pursue the opportunities that 2010 offers. Now, let’s get to work.

JEFFREY A. JOERRES
CHAIRMAN, CEO & PRESIDENT
FEBRUARY 19, 2010

Shareholder's Letter   Manpower 2009 Annual Report 13

At a Glance

2009 Segment Revenues	2009 Segment Operating Unit Profit
IN MILLIONS ($)	IN MILLIONS ($)

Stock Information

SHARES OUTSTANDING	2009 SHARE PRICE HIGH AND LOW	FISCAL YEAR END DATE	NUMBER OF SHARES ISSUED
78,576,560	$61.48/ $23.75	December 31	104,397,965
(as of Dec 31, 2009)			(as of Dec 31, 2009)
	STOCK EXCHANGE	MARKET CAPITALIZATION
AVG. DAILY VOLUME	NYSE (Ticker: MAN)	$4.3 billion
900,000 +		(as of Dec 31, 2009)
shares per day in 2009

Systemwide	People Placed in Permanent,
Offices	Temporary and Contract Positions

Offices across 82 countries and territories allow us to meet the needs of clients in all industry segments. Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

Strong Record of Long-Term Revenue Growth
IN BILLIONS ($)

14 Manpower 2009 Annual Report     Manpower at a Glance

Financial Highlights

Revenues from Services (a)	Operating Profit
IN MILLIONS ($)	IN MILLIONS ($)

2009 was the most difficult year in the history of the	Operating Profit decreased 92% from 2008. Excluding
company. Yet at the same time, we have positioned	the non-recurring items, Operating Profit decreased
ourselves so that 2010 is truly an inflection point.	78% for the year.

Operating Profit Margin	Return on Invested Capital (ROIC)

Operating Profit Margin decreased to 0.26% in 2009,	Return on Invested Capital is defined as operating profit
or 0.85% excluding the non-recurring items, due to the	after tax divided by the average monthly total of net
drop in gross margin and the deleveraging of our	debt and equity for the year. Net debt is defined as total
expense base as a result of the decline in revenues.	debt less cash and cash equivalents.

Net Earnings from Continuing Operations	Net Earnings Per Share
IN MILLIONS ($)	from Continuing Operations – Diluted ($)

Net Earnings from Continuing Operations decreased	Net Earnings Per Share from Continuing Operations –
to a loss of $9.2 million, or earnings of $86.0 million	Diluted decreased to a loss of $0.12, or earnings of
excluding non-recurring items.	$1.10 excluding non-recurring items.

Emerging Market Revenue	Total Capitalization
IN MILLIONS ($)	IN MILLIONS ($)

Emerging market revenue declined 16% in 2009, with	Debt as a percentage of total capitalization was 23%
declines in the key expansion markets: India (-6%),	in 2009 compared to 28% in 2008 and 26% in 2007.
China (-24%) and Eastern Europe (-17%).

(a)	Revenues from Services includes fees received from our franchise offices of $35.8 million, $35.7 million, $35.7 million, $30.9 million and $22.3 million for 2005, 2006, 2007, 2008 and 2009, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $1,510.7 million, $1,497.0 million, $1,408.5 million, $1,148.1 million and $746.7 million for 2005, 2006, 2007, 2008 and 2009, respectively. In the United States, where the majority of our franchises operate, Revenues from Services includes fees received from the related franchise operations of $24.9 million, $24.4 million, $24.2 million, $17.7 million and $10.5 million for 2005, 2006, 2007, 2008 and 2009, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,196.9 million, $1,146.1 million, $1,055.1 million, $746.2 million and $459.3 million for 2005, 2006, 2007, 2008 and 2009, respectively.

(b)	Amounts exclude the impact for the goodwill impairment charge related to our investment in Jefferson Wells, loss on the sale of an equity investment, charge related to the extinguishment of our interest rate swap agreements and amended revolving credit facility, and global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(c)	Amounts exclude the impact of the French business tax refund, French payroll tax modification, French competition investigation, goodwill and intangible asset impairment charge related to our investment in Right Management and the global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(d)	Amounts exclude the impact of the payroll tax modification in France, French competition investigation and reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

Financial Highlights     Manpower 2009 Annual Report 15

Table of Contents

17	MANAGEMENT’S DISCUSSION & ANALYSIS
19	FINANCIAL MEASURES
39	MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
40	REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
42	CONSOLIDATED STATEMENTS OF OPERATIONS
43	CONSOLIDATED BALANCE SHEETS
44	CONSOLIDATED STATEMENTS OF CASH FLOWS
45	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
46	NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
76	SELECTED FINANCIAL DATA
76	PERFORMANCE GRAPH
77	PRINCIPLE OPERATING UNITS
78	CORPORATE INFORMATION

Management’s Discussion & Analysis
of financial condition and results of operations

Business Overview

Manpower Inc. is a world leader in the employment services industry. Our global network of nearly 4,000 offices in 82 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. By offering a complete range of services, we can help any company – no matter where they are in their business evolution – raise productivity through improved strategy, quality, efficiency and cost reduction across their total workforce.

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
  Professional Services – Our Jefferson Wells brand is a high-value alternative to public accounting firms and other consulting groups, delivering professional services in the areas of risk advisory, tax, and finance and accounting.
This comprehensive and diverse business mix allows us to mitigate the cyclical effects of the national economies in which we operate.

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2009, we found permanent and temporary jobs for three million people who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, skilled laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals – all turn to the Manpower group of companies for employment. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with skills they need to enter the workforce. In this way, our Company is a bridge to permanent employment for those who desire it.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of U.S. Dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients in the employment services industry itself.

Management’s Discussion & Analysis   Manpower 2009 Annual Report 17

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

Client demand for employment services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increasing demand, we are able to improve our profitability and operating leverage as our current cost base can support some increase in business without a similar increase in selling and administrative expenses. During these periods, we generally see an increase in our working capital needs, resulting from an increase in our accounts receivable balance in-line with the revenue growth, which may result in a decline in operating cash flows.

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline at the same pace as revenues. In periods of economic contraction, as we experienced throughout 2009, we will have more significant expense deleveraging, as we can only reduce selling and administrative expenses to a certain level without negatively impacting the long-term potential of our branch network and brands.

The nature of our operations is such that our most significant current asset is accounts receivable, with an average days sales outstanding of approximately 60 days based on the markets where we do business. Our most significant current liabilities are payroll related costs, which are paid either weekly or monthly. As the demand for our services increases, we generally see an increase in our working capital needs, as we continue to pay our associates on a weekly or monthly basis, while the related accounts receivable are outstanding for much longer. Conversely, as the demand for our services declines, we generally see a decrease in our working capital needs, as the existing accounts receivable are collected and not replaced at the same level, resulting in a decline of our accounts receivable balance, with less of an effect on current liabilities due to the shorter cycle time of the payroll related items. This may result in an increase in our operating cash flows, however any such increase would not be sustainable in the event that the economic downturn continued for an extended period.

Our career transition services are counter-cyclical to our staffing services, which helps to minimize the impact of an economic downturn on our overall financial results.

Due to our industry’s sensitivity to economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with any reasonable certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue trends for each of our reportable segments. Based upon these anticipated trends, we determine what level of personnel and office investments are necessary to take full advantage of growth opportunities.

Our staffing business is organized and managed primarily on a geographic basis, with Jefferson Wells and Right Management operating as separate global business units. Each country and business unit generally has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; France; EMEA (Europe, Middle East and Africa, excluding France), which includes Italy and Other EMEA; Asia Pacific; Right Management; and Jefferson Wells.

The Americas, France, EMEA, and Asia Pacific segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and Manpower Business Solutions (MBS); MBS includes task outsourcing, vendor management, onsite human resource services and Recruitment Process Outsourcing (RPO). Jefferson Wells’ revenues are derived from services related to risk advisory, tax, and finance and accounting. Right Management’s revenues are derived from outplacement and consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenue for us as a whole or for any segment.

18 Manpower 2009 Annual Report   Management’s Discussion & Analysis

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

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 27 and 28.

Results Of Operations – Years Ended December 31, 2009, 2008 and 2007

Given the current economic environment and the level of revenue declines that we have experienced in our staffing markets, we have initiated a number of cost reduction measures to try to minimize the impact on our overall profitability. Subsequent to September 2008, we have reviewed our direct costs and selling and administrative expenses and reduced our full-time equivalent employees by over 7,000 or 20% of our employee base and closed over 550 branches or 12% of our branches. This includes the transition of a majority of Jefferson Wells professionals to project-based roles, where they are only compensated if utilized on client engagements as we try to improve our staff utilization in light of the revenue declines within this business.

In reviewing our various cost control measures, we continue to balance the value of preserving our branch network and investing in our strategic initiatives against the desire to reduce costs and maintain profitability. We are focused on making the appropriate cost reductions, while trying to position ourselves to take advantage of any future economic recovery. We believe this has allowed us to take market share because we have maintained our infrastructure at the appropriate level while upgrading the skills of our sales team. We believe that maintaining our brand presence in key markets is critical to our ability to rebound quickly when the economic conditions improve. However, if the economic downturn continues for an extended period of time, or becomes more severe, we may decide to undertake further cost reductions, primarily consisting of additional employee reductions and branch closures.

The effects of the economic downturn have impacted the demand for our services over the past several quarters. Based upon historical experience, we would expect our businesses to return to growth when the underlying economies improve and eventually to exceed previous revenue levels. The strength of this growth will be dependent on the level of economic growth. Given the uncertainties of predicting economic trends, however, it is not possible to predict when we will return to prior revenue and earnings levels.

Management’s Discussion and Analysis has been revised for the effects of the restatement discussed in Note 1 to the Consolidated Financial Statements.

Management’s Discussion & Analysis   Manpower 2009 Annual Report 19

Management’s Discussion & Analysis
of financial condition and results of operations

CONSOLIDATED RESULTS – 2009 COMPARED TO 2008

The following table presents selected consolidated financial data for 2009 as compared to 2008.

					Variance in
				Variance in	Organic
			Reported	Constant	Constant
(in millions, except per share data)	2009	2008	Variance	Currency	Currency
Revenues from services	$16,038.7	$21,537.1	(25.5)%	(20.9)%	(21.5)%
Cost of services	13,220.5	17,450.2	(24.2)
Gross profit	2,818.2	4,086.9	(31.0)	(27.0)	(27.7)
Gross Profit Margin	17.6%	19.0%
Selling and administrative expenses	2,715.5	3,430.3
Goodwill and intangible asset impairment charges	61.0	163.1
Selling and administrative expenses	2,776.5	3,593.4	(22.7)	(18.2)	(18.9)
Selling and administrative expenses as a % of revenues	17.3%	16.7%
Operating profit	41.7	493.5	(91.5)	(91.3)	(91.9)
Operating Profit Margin	0.3%	2.3%
Net Interest expense	50.0	41.8	19.6
Other expenses	14.6	9.1	60.4
(Loss) earnings before income taxes	(22.9)	442.6
Provision for income taxes	(13.7)	237.1
Effective income tax rate	59.9%	53.6%
Net (loss) earnings	$(9.2)	$205.5
Net (loss) earnings per share – diluted	$(0.12)	$2.58
Weighted average shares – diluted	78.3	79.7	(1.7)%

The year-over-year decrease in Revenues from Services is primarily attributable to:
  decreased demand for services in most of our markets, including the Americas, France, EMEA, Asia Pacific, and Jefferson Wells, where revenues decreased 12.6%, 29.2%, 21.7%, 9.2% and 33.9%, respectively, on a constant currency basis;

  a 4.6% decrease due to the impact of currency exchange rates;

  offset by increased demand for Right Management’s services where revenues increased 28.5% on a constant currency basis.
We continued to see stabilization and, in some instances, an improvement in year-over-year revenue trends in the fourth quarter of 2009 in most of our major markets. Since the demand for our services depends heavily on the economy and the labor markets in the various countries where we operate, it is difficult for us to predict the duration of these current trends, and therefore it is also difficult for us to predict our near-term revenue levels and profitability.

The overall 141 basis point (-1.41%) decrease in Gross Profit Margin is attributed to:
  a 107 basis point (-1.07%) decline from our temporary recruitment business mainly due to pricing pressures in most of our markets because of the current economic environment, a change in the mix of our staffing business as we are seeing our higher-margin small/medium sized businesses decline at a faster rate than our key account business, and a change in the geographic mix of our staffing business as countries with higher gross profit margins, such as Sweden, Germany, the Netherlands and Italy, reported larger declines in business than countries with relatively lower gross profit margins;

  a 60 basis point (-0.60%) decline due to the 49.0% constant currency decline in our permanent recruitment business;

  a 32 basis point (-0.32%) decline due to the favorable impact in 2008 from the modification to the calculation of payroll taxes in France;

  a 22 basis point (-0.22%) decline due to the favorable impact in 2008 from a business tax refund in France;

  offset by a 73 basis point (+0.73%) increase from our specialty business, primarily due to the growth of Right Management, where the gross profit margin is higher than the Company average, and margin expansion at Right Management resulting from the significant growth in the outplacement business; and

  a 7 basis point (+0.07%) increase due to the impact of currency exchange rates on the mix of our business.

20 Manpower 2009 Annual Report     Management’s Discussion & Analysis

The 22.7% decrease in Selling and Administrative Expenses in 2009, or 18.2% decrease in constant currency, is due to:
  our focus on reducing expenses and rebalancing our cost structure in response to the lower business volumes;

  a $61.0 million goodwill impairment charge recorded in the third quarter of 2009 related to Jefferson Wells as compared to a $163.1 million goodwill and intangible asset impairment charge recorded in the third quarter of 2008 related to Right Management (see Note 1 to the Consolidated Financial Statements for further information);

  a decline of $58.0 million of costs related to the French competition investigation ($54.1 million was recorded in the second quarter of 2008, of which $3.9 million was reversed in the first quarter of 2009; see Note 14 to the Consolidated Financial Statements for further information);

  a $4.3 million gain in Japan related to the termination of a defined benefit plan and a $4.9 million reversal of a reserve that we determined was no longer necessary, both of which were recorded in the first quarter of 2009; and

  $33.5 million of reorganization charges for severances and other office closure costs recorded in 2009 as compared to $37.2 million recorded in the fourth quarter of 2008.
Selling and Administrative Expenses as a percent of revenue increased by 0.6% (+60 basis points) in 2009 compared to 2008. The change in Selling and Administrative Expenses as a percent of revenue consists of:
  a 122 basis point (+1.22%) increase due primarily to the deleveraging of expenses given the decline in revenues, as we can only decrease expenses to a certain level without negatively impacting the long-term potential of our branch network and brands;

  offset by a 38 basis point (-0.38%) decrease due to the decrease in the goodwill impairment charge recorded in the third quarter of 2009 compared to the goodwill and intangible asset impairment charge recorded in the third quarter of 2008;

  a 25 basis point (-0.25%) decrease due to the costs related to the French competition investigation recorded in 2008; and

  a 4 basis point (-0.04%) decrease due to the lower global reorganization charges recorded in 2009.
Interest and Other Expenses is comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and Other Expenses were $64.6 million in 2009 compared to $50.9 million in 2008. Net Interest Expense increased $8.2 million in 2009 to $50.0 million due primarily to the recording of $7.5 million of interest expense related to the early extinguishment of our interest rate swap agreements and amended revolving credit facility in the third quarter of 2009. Translation losses in 2009 were $0.8 million compared to gains of $2.9 million in 2008. Miscellaneous Expenses, net, which consist of other non-operating income and expenses, were $3.5 million in 2009 compared to $12.0 million in 2008. In 2009, we also incurred a $10.3 million loss related to a sale of an equity investment in Japan.

We recorded an income tax benefit of 59.9% for 2009 compared to an income tax expense at an effective rate of 53.6% for 2008. The change in rate was due to the non-deductibility of the goodwill impairment charges related to Jefferson Wells in 2009 and Right Management in 2008, the impact in each year due to the non-deductibility of the French competition case reserve, as well as a significant change in the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items. This rate is different than the U.S. Federal statutory rate of 35% due primarily to the non-deductible goodwill impairment charges related to Jefferson Wells, the impact of valuation allowances recorded for non-U.S. net operating losses, the sale of an equity investment in Japan, and the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items.

Net (Loss) Earnings Per Share – Diluted was a loss of $0.12 compared to earnings of $2.58 in 2008. This decrease includes:
  the lesser impact from the goodwill impairment charge: $61.0 million net of tax, or $0.78 per diluted share in 2009 compared to $154.6 million net of tax, or $1.94 per diluted share in 2008;

  the 2008 costs for the French competition investigation: $50.0 million net of tax, or $0.63 per diluted share in 2008;

  the 2008 impact from a modification to the calculation of payroll taxes in France: a $43.8 million net of tax benefit, or $0.55 per diluted share in 2008;

  the 2008 impact from the business tax refund in France: a $28.3 million net of tax benefit, or $0.36 per diluted share in 2008;

  the lesser impact from global reorganization costs: $24.3 million net of tax, or $0.31 per diluted share in 2009, compared to $27.2 million net of tax, or $0.34 per diluted share in 2008;

  the interest expense for the extinguishment of our interest rate swap agreements and amended revolving credit facility of $4.6 million net of tax, or $0.06 per diluted share in 2009; and

  the loss from the sale of an equity investment in Japan of $5.3 million net of tax, or $0.06 per diluted share in 2009.

Management’s Discussion & Analysis    Manpower 2009 Annual Report 21

Management’s Discussion & Analysis
of financial condition and results of operations

Weighted Average Shares – Diluted decreased 1.7% to 78.3 million in 2009 from 79.7 million in 2008. This decline is primarily a result of an increase in the total antidilutive shares excluded from the calculation in 2009 compared to 2008. Due to the net loss in 2009, all of the stock-based awards were antidilutive and therefore were excluded from the Weighted Average Shares – Diluted calculation for the year ended December 31, 2009. In 2008, only those stock-based awards with exercise prices greater than the average market price of the common shares during 2008 were excluded from the Weighted Average Shares – Diluted calculation for the year ended December 31, 2008.

CONSOLIDATED RESULTS – 2008 COMPARED TO 2007

The following table presents selected consolidated financial data for 2008 as compared to 2007.
					Variance in
				Variance in	Organic
			Reported	Constant	Constant
(in millions, except per share data)	2008	2007	Variance	Currency	Currency
Revenues from services	$21,537.1	$20,486.1	5.1%	0.5%	(1.2)%
Cost of services	17,450.2	16,651.7	4.8
Gross profit	4,086.9	3,834.4	6.6	2.3	(0.2)
Gross profit margin	19.0%	18.7%
Selling and administrative expenses	3,430.3	3,023.2
Goodwill and intangible asset impairment charges	163.1	–
Selling and administrative expenses	3,593.4	3,023.2	18.9	14.7	11.8
Selling and administrative expenses as a % of revenues	16.7%	14.8%
Operating profit	493.5	811.2	(39.2)	(43.8)	(44.6)
Operating profit margin	2.3%	4.0%
Net interest expense	41.8	29.0	44.1
Other expenses	9.1	5.2	75.0
Earnings before income taxes	442.6	777.0	(43.0)	(48.8)
Provision for income taxes	237.1	303.3	(21.9)
Effective income tax rate	53.6%	39.0%
Net earnings	$205.5	$473.7	(56.6)%	(61.0)%
Net earnings per share – diluted	$2.58	$5.60	(53.9)%	(58.2)%
Weighted average shares – diluted	79.7	84.6	(5.8)%

The year-over-year increase in Revenues from Services is primarily attributable to:
  increased demand for services in most of our markets, including Other EMEA, Italy, Right Management and Asia Pacific, where revenues increased 8.1%, 0.5%, 9.4% and 5.9%, respectively, on a constant currency basis, offset by decreased demand in the U.S., France and Jefferson Wells, where revenues declined 0.9%, 8.7%, and 12.4%, respectively, on a constant currency basis;

  a 4.6% increase due to the impact of currency exchange rates;

  a 1.7% increase due to acquisitions; and

  growth in our permanent recruitment business which increased 14.3% on a consolidated basis in constant currency.
The year-over-year increase in Gross Profit is primarily attributed to:
  a 49 basis point (+0.49%) improvement in the gross profit margin in our temporary recruitment business;

  a 4.3% increase due to the impact of currency exchange rates;

  an increase of $48.2 million due to a business tax refund in France;

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
The overall 30 basis point (+0.30%) increase in Gross Profit Margin is attributed to:
  a 49 basis point (+0.49%) increase in our temporary recruitment business margin as we were able to maintain pricing despite the difficult economic environment;

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

22 Manpower 2009 Annual Report    Management’s Discussion & Analysis

Acquisitions did not have a significant impact on Gross Profit Margin.

The 18.9% increase in Selling and Administrative Expenses in 2008, or 14.7% increase in constant currency is due to:
  a $163.1 million goodwill and intangible asset impairment charge recorded in the third quarter related to Right Management (see Note 1 to the Consolidated Financial Statements for further information);

  $54.1 million of costs recorded in the second quarter related to the French competition investigation compared to the $15.0 million recorded in 2007 (see Note 14 to the Consolidated Financial Statements for further information);

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
Selling and Administrative Expenses as a percent of revenue increased by 1.9% (+190 basis points) in 2008 compared to 2007. The change in Selling and Administrative Expenses as a percent of revenue consists of:
  a 76 basis point (+0.76%) impact due to the goodwill and intangible asset impairment charge related to Right Management recorded in 2008;

  a 25 basis point (+0.25%) impact due to the costs recorded related to the French competition investigation recognized in 2008, compared to a 7 basis point (+0.07%) impact in 2007;

  a 17 basis point (+0.17%) impact due to the global reorganization charges recorded in 2008;

  a 4 basis point (-0.04%) decline related to costs recorded in 2007 associated with the payroll tax modification in France; and

  a 76 basis point (+0.76%) increase due primarily to the deleveraging of expenses, as we did not decrease expenses in line with the slowing revenue levels later in the year.
Interest and Other Expenses is comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and Other Expenses was $50.9 million in 2008 compared to $34.2 million in 2007. Net Interest Expense increased $12.8 million to $41.8 million in 2008 from $29.0 million in 2007, due primarily to our Euro-denominated interest expense being translated into U.S. Dollars at a higher rate in 2008 compared to 2007. Foreign exchange gains and losses primarily result from intercompany transactions between our foreign subsidiaries and the U.S. Foreign exchange gains were $2.9 million in 2008 compared to $0.6 million in 2007. Other expense consists of bank fees and other non-operating expenses, and in 2008 was $12.0 million compared to $5.8 million in 2007.

We provided for income taxes at an effective rate of 53.6% for 2008 compared to an effective rate of 39.0% for 2007. The 2008 rate is higher due to the impact of the non-deductible goodwill and intangible asset impairment charge related to Right Management and certain discrete items including the non-deductible French legal reserve. Excluding the impairment charge and these discrete items, our effective tax rate for 2008 was 37.1%. This 37.1% rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of valuation allowances recorded for non-U.S. net operating losses, U.S. state income taxes and the income tax cost associated with additional cash repatriations from our non-U.S. subsidiaries.

Net Earnings Per Share– Diluted decreased 53.9% to $2.58 in 2008 compared to $5.60 in 2007. This decrease includes:
  the lesser impact from the modification to the payroll tax calculation in France, a $44.8 million net of tax decrease, or $0.50 per diluted share;

  the increased expense for the French competition investigation of $35.0 million net of tax, or $0.45 per diluted share;

  the goodwill and intangible asset impairment charge of $154.6 million net of tax, or $1.94 per diluted share;

  the 2004 business tax refund in France, a $28.3 million net of tax benefit, or $0.36 per diluted share;

  the global reorganization costs recorded in the fourth quarter of 2008 of $27.2 million net of tax, or $0.34 per diluted share; and

  higher foreign currency exchange rates, a $0.37 per diluted share increase.
Weighted Average Shares – Diluted decreased 5.8% to 79.7 million in 2008 from 84.6 million in 2007. This decline is primarily a result of our repurchase of 2.2 million shares and 6.1 million shares of our common stock during 2008 and 2007, respectively, and an increase in the total anti-dilutive shares excluded from the calculation in 2008 compared to 2007.

Management’s Discussion & Analysis     Manpower 2009 Annual Report 23

Management’s Discussion & Analysis
of financial condition and results of operations

SEGMENT RESULTS

During the first quarter of 2009, our segment reporting was realigned due to a change in our management structure. Other Americas and Asia Pacific, previously reported in Other Operations, are now separate reportable segments. The United States and Other Americas reportable segments are reported as Americas. The Italy and Other EMEA reportable segments are reported as the EMEA segment. All previously reported results have been restated to conform to the current year presentation.

Americas – The Americas segment is comprised of 808 Company-owned branch offices and 220 stand alone franchise offices. In the Americas, Revenues decreased 16.7% (-12.6% in constant currency) in 2009 compared to 2008. In the United States (which represents 62.2% of the Americas’ revenues), Revenues declined 18.1%, or 22.9% excluding acquisitions. Mexico and Central America reported revenue increases of 1.5% and 23.3% in constant currency, respectively, and Argentina reported a revenue decline of 5.9% in constant currency.

The Americas segment declines were primarily due to a decrease in our staffing volumes, both in our core temporary recruitment business, particularly in the light industrial and the professional sectors, and in our permanent recruitment business, which declined 55.1% in the Americas and 57.4% in the United States. The revenue decline in the second half of 2009 for the Americas of 10.6%, 8.3% in constant currency, shows stabilization and some improvement in the market from the declines experienced in the first half of 2009, where revenues decreased 22.9%, 16.8% in constant currency. The United States market also saw stabilization and year-over-year improvement in business volumes later in the second half of 2009, with some signs of improvement in the light industrial, office, and professional business, which has continued into early 2010.

Gross Profit Margin decreased compared to 2008 due to a decrease in temporary staffing margins, which was primarily caused by pricing pressures due to the current economic environment, a change in the mix of our staffing business as we are seeing our higher-margin small/medium sized businesses decline at a faster rate than our key account business, and a change in the geographic mix of our staffing business as countries with higher gross profit margins reported larger declines in business than countries with relatively lower gross profit margins; and the decline in our permanent recruitment business. Acquisitions had a slightly positive impact on Gross Profit Margin in 2009.

Selling and Administrative Expenses decreased 11.3% in constant currency due primarily to continued cost control efforts in response to the slowing revenue levels, despite the impact of acquisitions. Included in Selling and Administrative Expenses was $2.1 million of reorganization costs, primarily related to severances. Selling and Administrative Expenses as a percent of revenues increased compared to 2008, as we avoided expense reductions that would have a negative impact on the long-term potential of our branch network and brands.

Operating Unit Profit (“OUP”) Margin in the Americas was -0.2% and 1.9% in 2009 and 2008, respectively. This decline is due to the decline in the United States, where OUP Margin was -1.6% in 2009 compared to 1.7% in 2008. The decrease was due to the decline in Gross Profit Margin, coupled with the deleveraging effect of the revenue decline as revenues have declined more than expenses. Acquisitions had a minimal impact on OUP Margin in 2009.

France – Revenues in France decreased 32.6% (-29.2% in constant currency) to $4.7 billion. This constant currency decline was due to a decline in the demand for our services as a result of softening in the manufacturing and construction industries, which is a large portion of our staffing business in France. Revenue trends improved through the year, with declines of 36.1% in the first half of 2009 improving to a decline of 13.8% in the fourth quarter. We continue to see modestly improving year-over-year revenue trends continuing into 2010 as our clients remain cautious as they move through this difficult market. Permanent recruitment revenues declined 37.8% in constant currency in 2009 compared to 2008.

Gross Profit Margin decreased in 2009 compared to 2008 primarily due to the $68.2 million impact of the modification to the calculation of payroll taxes recorded in 2008. Excluding this impact, Gross Profit Margin decreased in 2009 due to pricing pressures and the decline in the permanent recruitment business.

Selling and Administrative Expenses decreased 18.7% in constant currency partly due to unusual items in both years and partly as a result of our cost reduction efforts throughout the year. Included in Selling and Administrative Expenses in 2009 was the reversal of a $3.9 million (€3.0 million) cost recorded in the first quarter of 2009 related to the French competition investigation, offset by $5.6 million of reorganization charges, most of which were recorded in the fourth quarter.

24 Manpower 2009 Annual Report     Management’s Discussion & Analysis

Included in the Selling and Administrative Expenses in 2008 was $54.1 million of costs recorded for a legal reserve related to the French competition investigation. Excluding these one-time items in 2009 and 2008, Selling and Administrative Expenses as a percentage of revenue increased in 2009 as compared to 2008 as we avoided expense reductions that would have a negative impact on the long-term potential of our branch network.

OUP Margin for 2009 was 0.4% compared to 4.3% in 2008. Included in OUP Margin for 2008 was the impact of the modification to the payroll tax calculation and the legal reserve related to the French competition investigation. Excluding these 2008 items, OUP Margin decreased in 2009 due to the decline in Gross Profit Margin, coupled with the expense deleveraging resulting from the significant decline in revenues.

EMEA – The EMEA region includes operations throughout Europe, the Middle East and Africa (excluding France), which covers a total of 30 countries delivering services through approximately 1,487 offices. In addition to employment services delivered under the Manpower and Manpower Professional brands, this region also includes Elan, which is a leading IT recruitment and managed services firm operating across 16 countries in the region, and Brook Street, which provides recruitment services in the United Kingdom. The largest operations in this segment are in Italy, the Nordics, Elan, the United Kingdom, the Netherlands and Germany which comprise 15.0%, 14.3%, 14.1%, 11.0%, 9.5% and 9.4% of EMEA Revenues, respectively.

Revenues in EMEA decreased 29.3% (-21.7% in constant currency) in 2009 compared to 2008. Italy had revenue declines of 37.4%, or 34.2% in constant currency. Constant currency revenue declines were experienced in all major markets throughout the year. Most markets are showing year-over-year improvements in the second half of 2009 compared to the first half of 2009, with the exception of Elan and the Netherlands, which have yet to see significant improvement. This is expected for Elan, as it is fairly typical to see the IT professional market lag the recovery of the more traditional skills. Permanent recruitment revenues in EMEA decreased 47.0% in constant currency during 2009 due to continuing declining trends in most of our markets.

The Gross Profit Margin decreased from prior year primarily due to the increase in pricing pressures in most of our markets, the shift in the mix of business to countries with lower profit margins and the decline in the permanent recruitment business.

Selling and Administrative Expenses decreased 18.0% in constant currency due to cost reduction efforts in response to the slowing revenue levels. Included in Selling and Administrative Expenses were $15.7 million of reorganization charges in EMEA, of which $4.9 million occurred in Italy, primarily related to severances and office closures. Offsetting these amounts was a $4.9 million (€3.8 million) reversal of a reserve that we determined was no longer necessary. Expenses as a percent of revenues increased in 2009 compared to 2008 due to the expense deleveraging across the region, as revenues declined more than expenses. Despite the decreases in expenses, we are continuing to maintain a structure and office network that we believe is appropriate given the future opportunity in the European geographies.

OUP Margin for EMEA was 0.9% and 4.0% for 2009 and 2008, respectively. The decline was seen across the region, as OUP Margin for Italy was 2.9% in 2009 compared to 7.9% in 2008. The declines in OUP Margin were due to the Gross Profit Margin decline and the expense deleveraging as revenues declined more than expenses.

Asia Pacific – Revenues for Asia Pacific decreased 6.2%, or 9.2% in constant currency, in 2009 compared to 2008. In Japan (which represents 59.6% of Asia Pacific’s revenues), revenues declined 12.0% in constant currency in 2009 compared to 2008. Australia (17.9% of Asia Pacific’s revenues) saw improving revenue trends throughout the year, with a decline of 3.2% in constant currency during the second half of 2009, compared to the 18.9% decline in constant currency experienced in the first half of 2009. Revenues also showed improvement in India, with growth of 10.1% in constant currency in the second half of 2009 compared to flat revenue growth in the first half of 2009. Permanent recruitment revenues have decreased 58.2% in constant currency in 2009, as this business has been impacted more than the staffing business.

Management’s Discussion & Analysis     Manpower 2009 Annual Report 25

Management’s Discussion & Analysis
of financial condition and results of operations

The Gross Profit Margin decreased in 2009 compared to 2008 primarily due to a change in the mix of our staffing business as we are seeing our higher-margin small/medium sized businesses decline at a faster rate than our key account business, and a change in the geographic mix of our staffing business as countries with higher gross profit margins reported larger declines in business than countries with relatively lower gross profit margins; and the decline in the permanent recruitment business.

Selling and Administrative Expenses decreased in 2009 compared to 2008 primarily due to the continued cost reduction efforts in response to the slowing revenue levels. Included in Selling and Administrative Expenses in 2009 were $2.6 million of reorganization charges, primarily related to severances and office closures, offset by a $4.3 million (¥392.4 million) gain in Japan related to the termination of a defined benefit pension plan. Expenses as a percent of revenues decreased in 2009 compared to 2008, as we were able to reduce operating expenses to compensate for the decline in revenues in these markets.

OUP Margin for Asia Pacific remained flat at 1.5% for 2009 compared to 1.6% for 2008, as we were able to reduce expenses at a similar rate compared to our decline in revenues and gross profit.

Right Management – Right Management is the world’s leading provider of integrated human capital consulting services and solutions across the employment lifecycle operating through over 300 offices in 50 countries.

Revenues increased 23.7% in 2009 to $559.4 million, or 28.5% in constant currency, as the demand for our counter-cyclical outplacement services grew considerably due to the economic slowdown we are currently experiencing. Right Management did see some slowing during the second half of the year, as demand for our outplacement services slowed as the economies started to stabilize and mass layoffs declined. The constant currency revenue increase for Right Management in the second half of 2009 was 12.8% in constant currency compared to the 45.0% constant currency increase experienced in the first half of 2009.

Gross Profit Margin increased in 2009 from 2008 as we effectively managed our variable direct costs given the significant increase in revenues. Also, the increase is due to a change in our business mix as we saw an increase in our higher-margin outplacement business.

Selling and Administrative Expenses increased 14.5% in constant currency to support the increased levels of business activity. However, as a percentage of revenue, expenses decreased in 2009 compared to 2008, as we focused on leveraging our expense base to service the increased demand without a proportionate increase in expenses.

OUP Margin for Right Management was 20.3% for 2009 compared to 9.9% for 2008 due to the increase in Gross Profit Margin and the better leveraging of Selling and Administrative Expenses.

Jefferson Wells – Jefferson Wells delivers professional services in the areas of risk advisory, tax, and finance and accounting. In partnership with its business alliances, Jefferson Wells delivers services in more than 40 countries and markets worldwide. In the fourth quarter of 2008, we transitioned a number of employees into project-based roles to reduce our fixed direct costs and improve our utilization of professional staff. Due to the continued decline in revenue levels in the second quarter of 2009, we made further changes to our business model and have transitioned the majority of professionals into project-based roles.

Revenues decreased during the year, to $192.3 million from $291.0 million in 2008, primarily due to declines in discretionary spending by our clients because of the current economic environment.

The Gross Profit Margin has declined from the 2008 level. We shifted our model in June 2009 to a variable workforce pay model, and transitioned a number of employees into project-based roles, improving our margins in the second half of 2009. However, overall margins were still below 2008 levels due to the impact of the lower utilization in the first half of the year.

26 Manpower 2009 Annual Report     Management’s Discussion & Analysis

Selling and Administrative Expenses decreased 29.3% due to a reorganization that occurred in the fourth quarter of 2008 and second quarter of 2009 to realign the business in response to the lower revenue levels. We recorded reorganization charges of $6.6 million and $4.0 million in 2009 and 2008, respectively, primarily related to severances and office closures. As a percent of revenues, expenses increased in 2009 compared to 2008, as we could not decrease expenses to the extent of the revenue decline without negatively impacting the long-term potential of our brand.

2009 OUP was a loss of $22.0 million compared to a loss of $19.6 million in 2008, as expense reductions did not fully compensate for the declines in Revenues and Gross Profit.

Financial Measures – Constant Currency And Organic Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency And Organic Constant Currency on page 19 for further information.)

					Impact of	Organic
	Reported			Variance	Acquisitions	Constant
Amounts represent 2009	Amount	Reported	Impact of	in Constant	(In Constant	Currency
Percentages represent 2009 compared to 2008	(in millions)	Variance	Currency	Currency	Currency)	Variance
Revenues from Services
Americas:
United States	$1,593.7	(18.1)%	–%	(18.1)%	4.8%	(22.9)%
Other Americas	967.3	(14.4)	(11.3)	(3.1)	–	(3.1)
	2,561.0	(16.7)	(4.1)	(12.6)	3.0	(15.6)
France	4,675.5	(32.6)	(3.4)	(29.2)	–	(29.2)
EMEA:
Italy	950.8	(37.4)	(3.2)	(34.2)	–	(34.2)
Other EMEA	5,371.7	(27.6)	(8.4)	(19.2)	0.5	(19.7)
	6,322.5	(29.3)	(7.6)	(21.7)	0.4	(22.1)
Asia Pacific	1,728.0	(6.2)	3.0	(9.2)	–	(9.2)
Right Management	559.4	23.7	(4.8)	28.5	–	28.5
Jefferson Wells	192.3	(33.9)	–	(33.9)	1.1	(35.0)
Manpower Inc.	$16,038.7	(25.5)%	(4.6)%	(20.9)%	0.6%	(21.5)%
Gross Profit - Manpower Inc.	$2,818.2	(31.0)%	(4.0)%	(27.0)%	0.7%	(27.7)%
Operating Unit (Loss) Profit
Americas:
United States	$(26.2)	(181.3)%	–%	(181.3)%	(10.2)%	(171.1)%
Other Americas	20.1	(22.4)	(11.7)	(10.7)	–	(10.7)
	(6.1)	(110.6)	(5.2)	(105.4)	(5.7)	(99.7)
France	20.8	(93.0)	(0.4)	(92.6)	–	(92.6)
EMEA:
Italy	27.9	(76.8)	(0.3)	(76.5)	–	(76.5)
Other EMEA	29.4	(87.4)	1.2	(88.6)	2.6	(91.2)
	57.3	(83.8)	0.7	(84.5)	1.7	(86.2)
Asia Pacific	26.5	(9.3)	10.6	(19.9)	–	(19.9)
Right Management	113.4	153.6	(5.2)	158.8	–	158.8
Jefferson Wells	(22.0)	(12.5)	–	(12.5)	(0.4)	(12.1)
Operating Profit – Manpower Inc.	41.7	(91.5)%	(0.2)%	(91.3)%	0.6%	(91.9)%

Management’s Discussion & Analysis     Manpower 2009 Annual Report 27

Management’s Discussion & Analysis
of financial condition and results of operations

					Impact of	Organic
	Reported			Variance	Acquisitions	Constant
Amounts represent 2008	Amount	Reported	Impact of	in Constant	(In Constant	Currency
Percentages represent 2008 compared to 2007	(in millions)	Variance	Currency	Currency	Currency)	Variance
Revenues from Services
Americas:
United States	$1,945.4	(0.9)%	–%	(0.9)%	10.4%	(11.3)%
Other Americas	1,129.8	12.2	3.7	8.5	–	8.5
	3,075.2	3.6	1.3	2.3	6.9	(4.6)
France	6,935.6	(1.3)	7.4	(8.7)	–	(8.7)
EMEA:
Italy	1,519.5	8.7	8.2	0.5	–	0.5
Other EMEA	7,422.0	10.2	2.1	8.1	1.6	6.5
	8,941.5	9.9	3.1	6.8	1.3	5.5
Asia Pacific	1,841.6	14.2	8.3	5.9	1.5	4.4
Right Management	452.2	9.7	0.3	9.4	0.6	8.8
Jefferson Wells	291.0	(12.4)	–	(12.4)	0.2	(12.6)
Manpower Inc.	$21,537.1	5.1%	4.6%	0.5%	1.7%	(1.2)%
Gross Profit – Manpower Inc.	$4,086.9	6.6%	4.3%	2.3%	2.5%	(0.2)%
Operating Unit Profit (Loss)
Americas:
United States	$32.2	(59.8)%	–%	(59.8)%	2.9%	(62.7)%
Other Americas	25.9	(20.7)	4.2	(24.9)	–	(24.9)
	58.1	(48.5)	1.2	(49.7)	2.1	(51.8)
France	299.0	(23.4)	3.5	(26.9)	–	(26.9)
EMEA:
Italy	120.3	16.0	8.7	7.3	–	7.3
Other EMEA	233.8	(3.6)	3.7	(7.3)	3.4	(10.7)
	354.1	2.3	5.3	(3.0)	2.3	(5.3)
Asia Pacific	29.2	(29.5)	11.8	(41.3)	(11.2)	(30.1)
Right Management	44.7	28.2	(1.1)	29.3	1.6	27.7
Jefferson Wells	(19.6)	(278.2)	–	(278.2)	(5.1)	(273.1)
Operating Profit – Manpower Inc.	493.5	(39.2)%	4.6%	(43.8)%	0.8%	(44.6)%

Cash Sources And Uses

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our future cash needs for the forseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2009 we have identified approximately $580.7 million of non-U.S. funds that will likely be repatriated, the majority of which is related to Manpower France. We may repatriate additional funds in the future as cash needs arise.

Our principal ongoing cash needs are to finance working capital, capital expenditures, debt payments, interest expense, share repurchases, dividends and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market where we operate.

During 2009, cash provided by operating activities was $414.3 million, compared to $792.0 million for 2008 and $432.2 million for 2007. The decrease in 2009 from 2008 is primarily attributable to the lower operating earnings. The increase in 2008 from 2007 was primarily due to the change in working capital, as accounts receivable declined significantly in the fourth quarter of 2008 as a result of a decrease in business volumes.

28 Manpower 2009 Annual Report     Management’s Discussion & Analysis

Accounts Receivable decreased to $3,070.8 million as of December 31, 2009 from $3,629.7 million as of December 31, 2008. This decrease is due primarily to decreased business volumes and a lower DSO (Days Sales Outstanding) offset by changes in foreign currency exchange rates. As business volumes decline, we receive payment on accounts receivable but do not add new accounts receivable at the same rate. In addition, our DSO for the fourth quarter of 2009 improved by seven days compared to the fourth quarter of 2008. This improvement resulted from a law change in France as well as DSO reductions in a number of countries, as we have focused on accounts receivable collections in the current economic environment. The French law change was effective January 1, 2009 and requires all invoices in France to be paid within 60 days. At December 31, 2009, this had a six day favorable impact on our overall DSO compared to the prior year. At constant exchange rates, the Accounts Receivable balance at December 31, 2009 would have been approximately $131.5 million lower than reported.

In addition to the cyclical factors impacting our cash flow and the improvements in accounts receivable, working capital was also impacted by our transition of our temporary staff in France from a weekly payroll to a monthly payroll. This change had an $85.0 million favorable impact on our working capital needs as the transition was implemented during the first half of 2009.

Offsetting these working capital reductions was the unfavorable impact of the €42.0 million ($55.6 million) competition investigation fine in France, which was paid in April of 2009.

Capital expenditures were $35.1 million, $93.1 million and $91.6 million during 2009, 2008 and 2007, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $2.0 million, $6.3 million and $7.5 million in 2009, 2008 and 2007, respectively.

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, was $21.6 million, $242.0 million and $122.8 million in 2009, 2008 and 2007, respectively. Goodwill and intangible assets resulting from these 2009 acquisitions were $15.9 million and $3.8 million, respectively, as of December 31, 2009.

In April 2008, we acquired Vitae, a leading professional placement firm in the Netherlands, for total consideration, net of cash acquired, of $114.7 million (€72.6 million). Goodwill and intangible assets related to this transaction were $87.6 million and $15.9 million, respectively, as of December 31, 2009 and $85.4 million and $23.6 million, respectively, as of December 31, 2008.

In September 2009, we sold an equity investment in Japan for cash proceeds of $13.3 million.

In February 2010, we entered into an agreement to acquire COMSYS IT Partners, Inc., a leading professional staffing firm. Subject to the terms of the agreement, the value of the consideration of each outstanding share of COMSYS common stock would be $17.65, for a total enterprise value of $431.0 million, including net debt retired by us at closing. The consideration is expected to be approximately 50% Manpower common stock and approximately 50% cash, unless we elect to pay all cash. This acquisition is expected to close in the second quarter of 2010.

Repayments of debt were $227.4 million for 2009 compared to borrowings of $79.0 million and $4.9 million for 2008 and 2007, respectively. We use excess cash to pay down borrowings under various facilities when appropriate.

In August 2007 and October 2006, the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0 million and $325.0 million, respectively. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Under the 2007 authorization, we repurchased 2.2 million and 1.7 million shares of common stock at a total cost of $112.2 million and $105.7 million during 2008 and 2007, respectively. No shares were repurchased in 2009. There are 1.1 million shares, at a cost of up to $182.1 million, remaining authorized for repurchase under this authorization as of December 31, 2009. Under the 2006 authorization, we repurchased 4.4 million shares of common stock during 2007 at a total cost of $325.0 million.

During each of 2009, 2008 and 2007, the Board of Directors declared total cash dividends of $0.74, $0.74 and $0.69 per share, respectively, resulting in total dividend payments of $58.0 million, $58.1 million and $57.1 million, respectively.

Management’s Discussion & Analysis     Manpower 2009 Annual Report 29

Management’s Discussion & Analysis
of financial condition and results of operations

We have aggregate commitments of $1,758.6 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	2010	2011-2012	2013-2014	Thereafter
Long-term debt including interest	$33.9	$485.5	$292.0	$–
Short-term borrowings	41.3	–	–	–
Operating leases	209.6	269.9	153.5	156.2
Severances and other office closure costs	14.3	5.1	1.9	–
Other	27.1	29.2	16.4	22.7
	$326.2	$789.7	$463.8	$178.9

Obligations arising from the pending acquisition of COMSYS IT Partners are excluded from the commitments above. Also excluded is our liability for unrecognized tax benefits, including related interest and penalties of $31.0 million, as we cannot determine the years in which these positions might ultimately be settled.

We recorded reorganization costs of $33.5 million, $37.2 million and $8.4 million in 2009, 2008 and 2007, respectively, in Selling and Administrative Expenses, primarily related to severances as well as office closures and consolidations in several countries. As of December 31, 2009, $57.8 million has been paid out of these reserves, of which $43.2 million was paid during 2009. We expect a majority of the remaining $21.2 million will be paid in 2010. (See Note 1 to the Consolidated Financial Statements for further information.)

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $163.3 million and $158.0 million as of December 31, 2009 and 2008, respectively ($120.3 million and $107.6 million for guarantees, respectively, and $43.0 million and $50.4 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.6 million and $1.0 million in 2009 and 2008, respectively.

Capital Resources

Total capitalization as of December 31, 2009 was $3,293.8 million, comprised of $757.3 million in debt and $2,536.5 million in equity. Debt as a percentage of total capitalization was 23% as of December 31, 2009 compared to 28% as of December 31, 2008.

EURO NOTES

We have €300.0 million aggregate principal amount of 4.50% notes due June 1, 2012 (the “€300.0 million Notes”). The €300.0 million Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 million ($1.8 million) is being amortized to interest expense over the term of the €300.0 million Notes. Interest is payable annually on June 1.

We also have €200.0 million aggregate principal amount of 4.75% notes due June 14, 2013 (the “€200.0 million Notes”). The €200.0 million Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 million ($1.6 million) is being amortized to interest expense over the term of the €200.0 million Notes. Interest is payable annually on June 14.

Both the €300.0 million Notes and the €200.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem these notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the notes. These notes also contain certain customary non-financial restrictive covenants and events of default.

When these facilities mature, we plan to repay these amounts with available cash or refinance them with new long-term facilities. In the event that the economy continues to decline for an extended period of time, we may be unable to repay these amounts with available cash and, as such, we may need to replace these borrowings with new long-term facilities. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we need to replace our facilities.

30 Manpower 2009 Annual Report     Management’s Discussion & Analysis

Our Euro-denominated notes have been designated as a hedge of our net investment in subsidiaries with a Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all foreign exchange gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income (Loss). (See Significant Matters Affecting Results of Operations and Notes 8 and 13 to the Consolidated Financial Statements for further information.)

REVOLVING CREDIT AGREEMENT

We have a $400.0 million revolving credit agreement (the “credit agreement”) with a syndicate of commercial banks that expires November 2012. The credit agreement allows for borrowings in various currencies and up to $150.0 million may be used for the issuance of standby letters of credit.

On October 16, 2009, we amended our revolving credit agreement to revise certain terms and financial covenants. The amended revolving credit agreement (“Amended Revolving Credit Agreement”) reduced the size of the facility from $625.0 million to $400.0 million. In addition, the Amended Revolving Credit Agreement requires that we comply with maximum Debt-to-EBITDA ratios, ranging from 3.25 to 1 to 6.00 to 1 beginning with the quarter ended September 30, 2009 through the quarter ending June 30, 2011, returning to a ratio of 3.25 to 1 for the quarter ending September 30, 2011 and each quarter thereafter. The Amended Revolving Credit Agreement also requires that we comply with minimum Fixed Charge Coverage ratios, ranging from 1.25 to 1 to 2.00 to 1 beginning with the quarter ended September 30, 2009 through the quarter ending December 31, 2011, returning to a ratio of 2.0 to 1 for the quarter ending March 31, 2012 and each quarter thereafter.

As defined in the Amended Revolving Credit Agreement, we had a Debt-to-EBITDA ratio of 3.64 to 1 (compared to a maximum allowable ratio of 5.25 to 1) as of December 31, 2009 and a Fixed Charge Coverage ratio of 1.55 to 1 (compared to a minimum required ratio of 1.25 to 1) as of December 31, 2009. Based on our current forecast, we expect to be in compliance with our financial covenants for the next 12 months.

Under our Amended Revolving Credit Agreement, we have a ratings-based pricing grid which determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit ratings, the facility fee is 45 bps, and the credit spread is 255 bps. Any further downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.6 million to $1.3 million annually. As of December 31, 2009, the interest rate under the agreement was Libor plus 2.55% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings).

On October 16, 2009, we repaid the €100.0 million ($146.4 million) borrowings outstanding under our Amended Revolving Credit Agreement, and terminated the related interest rate swap agreements. As a result, we incurred approximately $7.5 million in fees classified as interest expense, which was recorded in the third quarter ended September 30, 2009. We have no borrowings under this credit agreement as of December 31, 2009. (See Significant Matters Affecting Results of Operations for further information.)

Outstanding letters of credit issued under the credit agreement totaled $8.6 million and $3.8 million as of December 31, 2009 and 2008, respectively. Additional borrowings of $391.4 million were available to us under the credit agreement as of December 31, 2009, however total additional borrowings under all facilities would be limited to $334.3 million at December 31, 2009 by the financial covenants.

ACCOUNTS RECEIVABLE SECURITIZATION

One of our wholly-owned U.S. subsidiaries had an agreement to transfer to a third party, on an ongoing basis, an interest in up to $100.0 million of its accounts receivable. In June 2009, we terminated this program, which would have expired in July 2009, as we did not anticipate a need for this liquidity and anticipated a significant increase in associated fees and borrowing costs. The terms of this agreement were such that transfers did not qualify as a sale of accounts receivable. Accordingly, any advances under this agreement were reflected as debt on the consolidated balance sheets.

The interest rate for the facility was variable and tied to A1+/P1 rated commercial paper. In 2009 and 2008, the average interest rate was 1.8% and 3.1%, respectively, and we made total interest payments of $0.1 million and $0.9 million, respectively. As of December 31, 2008, there were borrowings of $64.0 million outstanding under this program at an interest rate of 2.4%, which were recorded as current maturities of long-term debt. These borrowings were repaid in March 2009.

Management’s Discussion & Analysis     Manpower 2009 Annual Report 31

Management’s Discussion & Analysis
of financial condition and results of operations

OTHER

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2009, such uncommitted credit lines totaled $408.4 million, of which $367.1 million was unused. Under the credit agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $257.7 million could have been made under these lines as of December 31, 2009.

In August 2009, our credit rating from Moody’s Investors Services was downgraded from Baa2 with a negative outlook to Baa3 with a stable outlook. Our credit rating from Standard and Poor’s is BBB- with a negative outlook. The rating agencies use a proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance. Both of the current credit ratings are investment grade.

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

Bad Debt Expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense and was $27.8 million, $23.4 million and $21.8 million for 2009, 2008 and 2007, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $39.0 million, $21.5 million and $20.8 million for 2009, 2008 and 2007, respectively.

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

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the U.S., France, the United Kingdom and other European countries. Annual expense relating to these plans is recorded as Selling and Administrative Expense and is estimated to be approximately $9.9 million in 2010, compared to $6.7 million, $15.5 million and $19.2 million in 2009, 2008 and 2007, respectively. A relatively lower expense is recognized subsequent to 2008 as we terminated our Japanese plan in January 2009 and replaced it with a defined contribution plan. The termination resulted in a curtailment and settlement gain of $4.3 million in 2009, which decreased the 2009 expense.

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

32 Manpower 2009 Annual Report     Management’s Discussion & Analysis

We used a weighted-average discount rate of 5.7% for the U.S. plans and 5.5% for the non-U.S. plans in determining the estimated pension expense for 2010. These rates compare to the 6.4% and 5.2% weighted-average discount rates for the U.S. plans and non-U.S. plans, respectively, used in determining the estimated pension expense for 2009, and reflect the current interest rate environment. Absent any other changes, a 25 basis point change in the weighted-average discount rate would impact 2010 consolidated pension expense by approximately $1.0 million for the non-U.S. plans. The change would have a minimal impact for the U.S. plans. We have selected a weighted-average expected return on plan assets of 7.3% for the U.S. plans and 5.7% for the non-U.S. plans in determining the estimated pension expense for 2010. The comparable rates used for the calculation of the 2009 pension expense were 7.5% and 5.4% for the U.S. plans and non-U.S. plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2010 consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.5 million for the non-U.S plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 9 to the Consolidated Financial Statements for further information.)

U.S. Workers’ Compensation

In the U.S., we are self-insured in most states for workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2009 and 2008 was $71.3 million and $79.2 million, respectively. Workers’ compensation expense is recorded as a component of Cost of Services.

There are two main factors that impact workers’ compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers’ compensation expense in the U.S. by approximately $3.1 million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. During 2009 we experienced a reduction in workers’ compensation expense, primarily as a result of our continued focus on safety, which includes training of contingent workers and client site reviews, and reduced volumes. Given our current claims experience and cost per claim, we do not expect a significant change in our workers’ compensation reserve in the near future. However, we have historically experienced an increase in the number of claims following a recessionary period. Should this pattern reoccur, we could potentially experience higher costs for a 2 to 3 year period starting in 2010.

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

In particular, the French government has various social programs that are aimed at reducing the cost of labor and encouraging employment, particularly for low-wage workers, through the reduction of payroll taxes (or social contribution). Due to the number of new programs or program changes, and the complexity of compliance, we may have adjustments to the amount of reductions claimed as a result of the audits. During 2007, there was a change in the payroll tax calculation under certain French social programs, retroactive to January 1, 2006 and effective through September 30, 2007. During 2008, we learned that this same change was applicable to 2005. (See Note 1 to the Consolidated Financial Statements for further information.)

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

Management’s Discussion & Analysis     Manpower 2009 Annual Report 33

Management’s Discussion & Analysis
of financial condition and results of operations

In France, we currently maintain a reserve for the unaudited years of 2007 through 2009, which has been estimated based on the results of past audits and changes in business volumes. We do not expect any significant adjustments to the recorded amount in the near term, however we are currently under audit for 2007 and 2008.

DEFERRED REVENUE

We recognize revenue under the current accounting guidance on revenue recognition. The accounting guidance generally provides that revenue for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenue from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement line of business, we recognize revenue over the period in which the services are provided. In our consulting business, revenue is recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenue until the performance criteria has been met.

The amount billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities for the current portion and Other Long-Term Liabilities for the long-term portion in our Consolidated Balance Sheets.

Significant factors impacting Deferred Revenue are the type of programs and projects sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred Revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred Revenue. As of December 31, 2009 and 2008, the current portion of Deferred Revenue was $54.3 million and $57.4 million, respectively, and the long-term portion of Deferred Revenue was $25.2 million and $27.5 million, respectively.

INCOME TAXES

We account for income taxes in accordance with the accounting guidance on income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

The accounting guidance related to uncertain tax positions requires an evaluation process for all tax positions taken that involves a review of probability for sustaining a tax position. If the probability for sustaining a tax position is more likely than not, which is a 50% threshold, then the tax position is warranted and the largest amount that would be realized upon ultimate settlement is recognized. An uncertain tax position will not be recognized in the financial statements unless it is more likely than not of being sustained.

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

GOODWILL AND INDEFINITE-LIVED INTANGIBLE ASSET IMPAIRMENT

In accordance with the accounting guidance on goodwill and other intangible assets, we perform an annual impairment test of goodwill at our reporting unit level and indefinite-lived intangible assets at our unit of account level during the third quarter, or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

34 Manpower 2009 Annual Report     Management’s Discussion & Analysis

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2009 and 2008, which resulted in non-cash impairment charge of $61.0 million in 2009 for goodwill associated with our Jefferson Wells reporting unit and $163.1 million in 2008 for goodwill ($140.8 million) and tradename ($22.3 million) associated with our Right Management reporting unit. We also recorded an $8.5 million deferred tax asset related to the tradename impairment in 2008.

The 2009 impairment was due in part to continued deterioration in market conditions, which has resulted in Jefferson Wells experiencing a significant revenue decline during the current year as compared to the prior year. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of current market conditions and economic uncertainty.

The 2008 impairment was a result of deteriorating market conditions and general economic uncertainty. Market comparables and forecasted cash flows for the Right Management reporting unit were lower than in previous years, which led to a determination that the goodwill and tradename recorded for Right Management was impaired.

The accounting guidance requires a two-step method for determining goodwill impairment. In the first step, we determined the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology. For certain of our reporting units, a combination of the income approach (weighted 75%) and the market approach (weighted 25%) derived from comparable public companies was utilized. The income approach is developed from management’s forecasted cash flow data. Therefore, it represents an indication of fair market value reflecting management’s internal outlook for the reporting unit. The market approach utilizes the Guideline Public Company Method to quantify the respective reporting unit’s fair value based on revenue and earnings multiples realized by similar public companies. The market approach is more volatile as an indicator of fair value as compared to the income approach. We believe that each approach has its merits. However in the instances where we have utilized both approaches, we have weighted the income approach more heavily than the market approach because we believe that management’s assumptions generally provide greater insight into the reporting unit’s fair value.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2009 included: expected revenue growth rates, operating unit profit margins, and working capital levels; discount rates ranging from 10.7% to 22.2%; and a terminal value multiple. The discount rate was impacted unfavorably by a 1% increase to our equity risk premium as a result of current market conditions and economic uncertainty. The expected future revenue growth rates were determined after taking into consideration our historical revenue growth rates, our assessment of future market potential, our expectations of future business performance as well as an assumed modest economic recovery beginning in the middle of 2010.

The table below provides select reporting units’ estimated fair values and carrying values, which were determined as part of our annual goodwill impairment test performed in the third quarter ended September 30, 2009. Only those reporting units that have a significant amount of goodwill have been included. As noted in the table below, a 1% reduction in earnings and revenue growth rates would result in two of our reporting units, U.S. and Elan, having projected fair values less than their respective carrying values. Hence, if we were to experience further economic contraction within these reporting units or other reporting units, we may have to record a material impairment charge in future periods. We have also included the sensitivity analysis of the estimated fair values as follows:

	Right	United		Netherlands	Jefferson
(in millions)	Management	States	Elan	(Vitae)	Wells
Estimated fair values	$614.3	$444.2	$343.1	$206.0	$148.8
Carrying values	475.5	340.2	252.1	58.1	92.9
Sensitivity of estimated fair values:
Estimated fair values in the event of a 1% reduction in earnings and revenue growth rates	522.8	285.2	220.1	165.8	124.1
Estimated fair value in the event of a 1% increase in the market participant discount rate	558.4	393.6	304.7	181.6	136.3

If the reporting unit’s fair value is less than its carrying value, as was the case for Jefferson Wells in 2009 and Right Management in 2008, we are required to perform a second step. In the second step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangibles assets, in a “hypothetical” calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

Management’s Discussion & Analysis     Manpower 2009 Annual Report 35

Management’s Discussion & Analysis
of financial condition and results of operations

Under the current accounting guidance, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset’s fair value is less than its carrying value, an impairment loss is recognized for the difference. There was no significant impairment of our indefinite-lived intangible assets recorded in 2009.

We did not perform an interim impairment test of our goodwill and indefinite-lived intangible assets in the fourth quarter of 2009 as we noted no significant indicators of impairment as of December 31, 2009.

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

Approximately 87% of our revenues and profits are generated outside of the U.S., with approximately 49% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the monthly weighted-average exchange rates for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2009, the U.S. Dollar was volatile against many of the currencies of our major markets. Revenues from Services and Operating Profit in constant currency were approximately 4.6% and 0.2% higher than reported. If the U.S. Dollar had strengthened an additional 10% during 2009, Revenues from Services would have decreased by approximately 8.7% and Operating Profit would have decreased by approximately 17.0% from the amounts reported.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders’ Equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders’ Equity as a component of Accumulated Other Comprehensive Income (Loss). The U.S. Dollar weakened relative to many foreign currencies as of December 31, 2009 compared to December 31, 2008. Consequently, Shareholders’ Equity increased by $107.0 million as a result of the foreign currency translation during the year. If the U.S. Dollar had weakened an additional 10% as of December 31, 2009, resulting translation adjustments recorded in Shareholders’ Equity would have increased by approximately $288.7 million from the amounts reported.

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

As of December 31, 2009, there were £7.4 million ($12.0 million) of net forward contracts that relate to cash flows owed to our foreign subsidiaries in 2010. In addition, there were €6.9 million ($9.9 million) of net forward contracts outstanding relating to the interest due on our €200.0 million Notes and €300.0 million Notes in June 2010. Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings.

As of December 31, 2009, we had $714.6 million of long-term borrowings denominated in Euros (€500.0 million) which have been designated as a hedge of our net investment in subsidiaries with the Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income (Loss). Shareholders’ Equity increased by $15.1 million, net of tax, due to changes in Accumulated Other Comprehensive Income (Loss) during the year due to the currency impact on these borrowings.

36 Manpower 2009 Annual Report     Management’s Discussion & Analysis

On January 7, 2010, Venezuela’s National Consumer Price Index for December 2009 was released, which noted that the cumulative three-year inflation rates for both of Venezuela’s inflation indices were over 100%. Under the current accounting guidance, since the country’s economy is considered highly inflationary, the functional currency of the foreign entity (Bolivar Fuerte) must be remeasured to the functional currency of the reporting entity (U.S. Dollar) effective January 1, 2010.

In addition, the Venezuela government announced on January 8, 2010 that it was devaluing their currency in half as compared to the U.S. Dollar. As a result, we will be unfavorably impacted by these events during our first quarter of 2010. We do not expect this impact to be material.

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2009, we had the following fixed- and variable-rate borrowings:

		Weighted-
		Average
(in millions)	Amount	Interest Rate(1)
Variable	$41.3	8.10%
Fixed	716.0	4.56%
Total	$757.3	4.75%
(1) The rates are impacted by currency exchange rate movements.

Prior to the fourth quarter of 2009, we had various interest rate swap agreements in order to fix our interest costs on our €100.0 million Euro-denominated variable rate borrowings. We repaid the borrowings and terminated the related interest rate swap agreements in the fourth quarter of 2009.

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate as of December 31, 2009. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro and British Pound to the U.S. Dollar.

The hypothetical impact on 2009 earnings and Accumulated Other Comprehensive Income (Loss) of the stated change in rates is as follows:

			Movements In
(in millions)			Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro notes:
€200, 4.86% Notes due June 2013	$28.6	(1)	$(28.6	)(1)
€300, 4.58% Notes due June 2012	43.0	(1)	(43.0	)(1)
Forward contracts:
$9.9 to €6.9	(1.0)		1.0
$12.0 to £7.4	(1.2)		1.2
	$69.4		$(69.4)
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

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the foreign contracts, are as follows:

(in millions)
Market Sensitive Instrument	10% Decrease		10% Increase
Fixed rate debt:
€200, 4.86% Notes due June 2013	$28.4	(1)	$(28.4	)(1)
€300, 4.58% Notes due June 2012	43.3	(1)	(43.3	)(1)
Forward contacts:
$9.9 to €6.9	(1.0)		1.0
$12.0 to £7.4	(1.2)		1.2
(1) This change in fair value is not recorded in the Consolidated Financial Statements, however disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.

Management’s Discussion & Analysis      Manpower 2009 Annual Report 37

Management’s Discussion & Analysis
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

In November 2004, French authorities commenced an investigation at our French headquarters. According to the search warrant, the investigation stemmed from a complaint submitted during 2003 to the European Commission and subsequently transferred to France’s Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes (“DGCCRF”), a body of the French Finance Minister that investigates frauds and competition violations. This investigation led the DGCCRF to transmit the results of its inquiry to the French Competition Council. In November 2007, we received a Statement of Objections from the Competition Council alleging illegal information sharing between us and certain of our competitors. We responded to this Statement of Objections in February 2008, defending our position.

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

After considering the input that was provided, the Competition Council rendered its decision in the matter in February 2009 and levied a fine of €42.0 million ($55.9 million) based on the Competition Council’s determination of the damage to the economy attributable to the alleged misconduct, with adjustment for aggravating or mitigating factors. We had accrued for this as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council’s decision. In January 2010, we received notification that our appeal was denied. We are currently assessing whether to take any further action.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance on retirement benefits. The new guidance requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan. We adopted the guidance as of December 31, 2009. See Note 9 to the Consolidated Financial Statements for the disclosure.

In December 2007, the FASB issued new accounting guidance on business combinations. The new guidance changes the requirements for an acquirer’s recognition and measurement of the assets acquired and the liabilities assumed in a business combination. We adopted the guidance effective January 1, 2009. There was no material impact of this adoption on our Consolidated Financial Statements.

38 Manpower 2009 Annual Report     Management’s Discussion & Analysis

In March 2008, the FASB issued new accounting guidance on derivatives and hedging. The new guidance requires enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. We adopted the guidance as of January 1, 2009. See Note 13 to the Consolidated Financial Statements for the disclosure.

In May 2009, the FASB issued new accounting guidance on subsequent events. The new guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. We adopted the guidance effective for the second quarter of 2009. See Note 1 to the Consolidated Financial Statements for the disclosure.

In June 2009, the FASB issued new accounting guidance on transfers of financial assets. The new guidance eliminates the concept of a qualifying special-purpose entity and removes the exception from applying the current guidance for consolidation of variable interest entities to qualifying special purpose entities. The new guidance also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The Statement also requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The guidance will be effective for us in 2010. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance on consolidation of variable interest entities. The new guidance amends the process for identifying the primary beneficiary in variable interest entities and requires ongoing assessments for purposes of identifying the primary beneficiary. The new guidance will be effective for us in 2010. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued new accounting guidance on multiple-deliverable revenue arrangements. The new guidance amends the criteria for separating deliverables as well as how to measure and allocate consideration for multiple arrangements. The guidance also expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. The new guidance will be effective prospectively for our revenue arrangements entered into or materially modified in 2011. We are currently assessing the impact of the adoption of this guidance.

FORWARD-LOOKING STATEMENTS

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2009, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

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

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2009.

February 19, 2010

Management’s Discussion & Analysis     Manpower 2009 Annual Report 39

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of Manpower Inc.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 19, 2010 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 19, 2010

40 Manpower 2009 Annual Report     Report of Independent Registered Public Accounting Firm

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of Manpower Inc.:

We have audited the internal control over financial reporting of Manpower Inc. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated February 19, 2010 expressed an unqualified opinion on those financial statements.

Milwaukee, Wisconsin
February 19, 2010

Report of Independent Registered Public Accounting Firm     Manpower 2009 Annual Report 41

Consolidated Statements of Operations
in millions, except per share data

Year Ended December 31	2009	2008	2007
Revenues from services	$16,038.7	$21,537.1	$20,486.1
Cost of services	13,220.5	17,450.2	16,651.7
Gross profit	2,818.2	4,086.9	3,834.4
Selling and administrative expenses	2,715.5	3,430.3	3,023.2
Goodwill and intangible asset impairment charges	61.0	163.1	–
Selling and administrative expenses	2,776.5	3,593.4	3,023.2
Operating profit	41.7	493.5	811.2
Interest and other expenses	64.6	50.9	34.2
(Loss) earnings before income taxes	(22.9)	442.6	777.0
Provision for income taxes	(13.7)	237.1	303.3
Net (loss) earnings	$(9.2)	$205.5	$473.7
Net (loss) earnings per share - basic	$(0.12)	$2.61	$5.70
Net (loss) earnings per share - diluted	$(0.12)	$2.58	$5.60
Weighted average shares - basic	78.3	78.7	83.1
Weighted average shares - diluted	78.3	79.7	84.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

42 Manpower 2009 Annual Report     Consolidated Statements of Operations

Consolidated Balance Sheets
in millions, except share and per share data

December 31	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$1,014.6	$874.0
Accounts receivable, less allowance for doubtful accounts of $118.3 and $118.5, respectively	3,070.8	3,629.7
Prepaid expenses and other assets	179.6	119.9
Future income tax benefits	67.4	66.5
Total current assets	4,332.4	4,690.1
Other Assets
Goodwill	959.1	972.9
Intangible assets, less accumulated amortization of $100.5 and $78.4, respectively	398.4	415.2
Other assets	347.5	330.6
Total other assets	1,705.0	1,718.7
Property and Equipment
Land, buildings, leasehold improvements and equipment	703.6	744.0
Less: accumulated depreciation and amortization	527.2	530.6
Net property and equipment	176.4	213.4
Total assets	$6,213.8	$6,622.2
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$944.4	$896.3
Employee compensation payable	187.8	213.2
Accrued liabilities	465.9	585.7
Accrued payroll taxes and insurance	572.0	617.5
Value added taxes payable	391.2	479.2
Short-term borrowings and current maturities of long-term debt	41.7	115.6
Total current liabilities	2,603.0	2,907.5
Other Liabilities
Long-term debt	715.6	837.3
Other long-term liabilities	358.7	418.0
Total other liabilities	1,074.3	1,255.3
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	–	–
Common stock, $.01 par value, authorized 125,000,000 shares, issued 104,397,965 and 103,756,138 shares, respectively	1.0	1.0
Capital in excess of par value	2,544.2	2,514.8
Retained earnings	1,109.6	1,176.8
Accumulated other comprehensive income (loss)	106.9	(8.9)
Treasury stock at cost, 25,821,405 and 25,791,941 shares, respectively	(1,225.2)	(1,224.3)
Total shareholders’ equity	2,536.5	2,459.4
Total liabilities and shareholders’ equity	$6,213.8	$6,622.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets      Manpower 2009 Annual Report 43

Consolidated Statements of Cash Flows
in millions

Year Ended December 31	2009	2008	2007
Cash Flows from Operating Activities
Net (loss) earnings	$(9.2)	$205.5	$473.7
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization	97.2	107.1	99.0
Non-cash goodwill and intangible asset impairment charges	61.0	163.1	–
Deferred income taxes	(29.2)	(32.8)	22.2
Provision for doubtful accounts	27.8	23.4	21.8
Loss from sale of an equity investment	10.3	–	–
Share-based compensation	17.5	21.1	26.0
Excess tax benefit on exercise of stock options	(0.5)	(0.5)	(4.6)
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	663.6	575.0	(316.0)
Other assets	(71.5)	2.9	(3.5)
Other liabilities	(352.7)	(272.8)	113.6
Cash provided by operating activities	414.3	792.0	432.2
Cash Flows from Investing Activities
Capital expenditures	(35.1)	(93.1)	(91.6)
Acquisitions of businesses, net of cash acquired	(21.6)	(242.0)	(122.8)
Proceeds from the sale of an equity investment	13.3	–	–
Proceeds from the sale of property and equipment	3.6	5.9	12.9
Cash used in investing activities	(39.8)	(329.2)	(201.5)
Cash Flows from Financing Activities
Net change in short-term borrowings	(14.6)	16.0	6.1
Proceeds from long-term debt	146.5	233.7	1.0
Repayments of long-term debt	(359.3)	(170.7)	(2.2)
Proceeds from stock option and purchase plans	14.2	12.2	35.0
Excess tax benefit on exercise of stock options	0.5	0.5	4.6
Repurchases of common stock	–	(125.4)	(419.2)
Dividends paid	(58.0)	(58.1)	(57.1)
Cash used in financing activities	(270.7)	(91.8)	(431.8)
Effect of exchange rate changes on cash	36.8	(34.5)	50.7
Net increase (decrease) in cash and cash equivalents	140.6	336.5	(150.4)
Cash and cash equivalents, beginning of year	874.0	537.5	687.9
Cash and cash equivalents, end of year	$1,014.6	$874.0	$537.5
Supplemental Cash Flow Information
Interest paid	$62.0	$64.8	$50.5
Income taxes paid	$75.2	$293.5	$248.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

44 Manpower 2009 Annual Report     Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders’ Equity
in millions, except share and per share data

					Accumulated
	Common Stock		Capital in		Other
			Excess	Retained	Comprehensive
	Shares issued	Par Value	of Par Value	Earnings	Income (Loss)	Treasury Stock	Total
Balance, January 1, 2007	102,606,425	$1.0	$2,420.7	$617.0	$120.6	$(685.1)	$2,474.2
Comprehensive Income:
Net earnings				473.7
Foreign currency translation					106.3
Unrealized gain on derivatives, net of tax					1.6
Unrealized gain on investments, net of tax					1.0
Defined benefit pension plans and retiree health care plan, net of tax					28.1
Total comprehensive income							610.7
Adjustment to initially apply ASC 740-10				(4.3)			(4.3)
Issuances under equity plans, including tax benefits	807,829		35.1			4.4	39.5
Share-based compensation expense			26.0				26.0
Dividends ($0.69 per share)				(57.1)			(57.1)
Repurchases of common stock						(430.7)	(430.7)
Balance, December 31, 2007	103,414,254	1.0	2,481.8	1,029.3	257.6	(1,111.4)	2,658.3
Comprehensive Income:
Net earnings				205.5
Foreign currency translation					(249.9)
Unrealized loss on investments, net of tax					(7.6)
Unrealized loss on derivatives, net of tax					(1.4)
Defined benefit pension plans and retiree health care plan, net of tax					(5.8)
Total comprehensive loss							(59.2)
Effects of changing pension plan measurement date
Service cost, interest cost and return on plan assets for October 1- December 31, net of tax				0.1			0.1
Additional loss for October 1- December 31, net of tax					(1.8)		(1.8)
Issuances under equity plans, including tax benefits	341,884		11.9			0.8	12.7
Share-based compensation expense			21.1				21.1
Dividends ($0.74 per share)				(58.1)			(58.1)
Repurchases of common stock						(113.7)	(113.7)
Balance, December 31, 2008	103,756,138	1.0	2,514.8	1,176.8	(8.9)	(1,224.3)	2,459.4
Comprehensive Income:
Net loss				(9.2)
Foreign currency translation					107.0
Unrealized gain on investments, net of tax					4.3
Reclassification to earnings of loss on derivatives, net of tax					4.3
Unrealized gain on derivatives, net of tax					0.3
Defined benefit pension plans and retiree health care plan, net of tax					(0.1)
Total comprehensive income							106.6
Issuances under equity plans, including tax benefits	641,827		15.5			(0.9)	14.6
Share-based compensation expense			17.5				17.5
Dividends ($0.74 per share)				(58.0)			(58.0)
Other			(3.6)				(3.6)
Balance, December 31, 2009	104,397,965	$1.0	$2,544.2	$1,109.6	$106.9	$(1,225.2)	$2,536.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity     Manpower 2009 Annual Report 45

Notes To Consolidated Financial Statements
in millions, except share and per share data

01.
Summary Of Significant Accounting Policies

NATURE OF OPERATIONS

Manpower Inc. is a world leader in the employment services industry. Our worldwide network of nearly 4,000 offices in 82 countries and territories enables us to meet the needs of our clients in all industry segments. Our largest operations, based on revenues, are located in the U.S., France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment; employee assessment and selection; training; outsourcing; and outplacement and consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

BASIS OF CONSOLIDATION

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $65.5 and $81.0 as of December 31, 2009 and 2008, respectively, and are included as Other Assets in the consolidated balance sheets. The decrease in these investments in 2009 compared to 2008 is primarily due to the sale of an equity investment in Japan. Included in Shareholders’ Equity as of December 31, 2009 and 2008 are $56.2 and $53.2 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from Services, were $22.3, $30.9, and $35.7 for the years ended December 31, 2009, 2008 and 2007, respectively.

In our outplacement business, we recognize revenue from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement business, we recognize revenue ratably over the period in which the services are provided. In our consulting business, revenue is recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenue until the performance criteria has been met.

The amount billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities for the current portion and Other Long-Term Liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2009 and 2008, the current portion of Deferred Revenue was $54.3 and $57.4, respectively, and the long-term portion of Deferred Revenue was $25.2 and $27.5, respectively.

We record revenues from sales of services and the related direct costs in accordance with the accounting guidance on reporting revenue gross as a principal versus net as an agent. In situations where we act as a principal in the transaction, we report gross revenues and cost of services. When we act as an agent, we report the revenues on a net basis. Amounts billed to clients for out-of-pocket or other cost reimbursements are included in Revenues from Services, and the related costs are included in Cost of Services.

46 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

During the fourth quarter of 2009, we determined that one of our subsidiaries within the Other EMEA segment prematurely recognized revenues related to a workforce solutions contract. These revenues were recorded on a cash-basis rather than being deferred and recognized over the performance period. Accordingly, we have restated our accompanying consolidated statements of operations for 2008 and 2007 and the first three quarters of 2009 to defer certain amounts of revenue to future periods, net of income taxes. This restatement had no impact on cash flows under the contract and only affects the timing of when revenues are earned. Total revenues under this contract are expected to remain unchanged.

The effects of this restatement on 2008 and 2007, respectively, are as follows:

	As previously
Year Ended December 31, 2008	reported	Adjustment	As restated
Revenues from services	$21,552.8	$(15.7)	$21,537.1
Cost of services	17,450.2	–	17,450.2
Gross profit	4,102.6	(15.7)	4,086.9
Selling and administrative expenses	3,430.3	–	3,430.3
Goodwill and intangible asset impairment charges	163.1	–	163.1
Selling and administrative expenses	3,593.4	–	3,593.4
Operating profit	509.2	(15.7)	493.5
Interest and other expenses	50.9	–	50.9
Earnings before income taxes	458.3	(15.7)	442.6
Provision for income taxes	239.4	(2.3)	237.1
Net earnings	$218.9	$(13.4)	$205.5
Net earnings per share - basic	$2.78	$(0.17)	$2.61
Net earnings per share - diluted	$2.75	$(0.17)	$2.58

	As previously
Year Ended December 31, 2007	reported	Adjustment	As restated
Revenues from services	$20,500.3	$(14.2)	$20,486.1
Cost of services	16,651.7	–	16,651.7
Gross profit	3,848.6	(14.2)	3,834.4
Selling and administrative expenses	3,023.2	–	3,023.2
Operating profit	825.4	(14.2)	811.2
Interest and other expenses	34.2	–	34.2
Earnings before income taxes	791.2	(14.2)	777.0
Provision for income taxes	306.5	(3.2)	303.3
Net earnings	$484.7	$(11.0)	$473.7
Net earnings per share - basic	$5.83	$(0.13)	$5.70
Net earnings per share - diluted	$5.73	$(0.13)	$5.60

This restatement also impacted the consolidated balance sheet as of December 31, 2008 by increasing Accrued Liabilities, Other Long-Term Liabilities and Other Assets by $7.8, $27.5 and $4.0, respectively, and decreasing Accounts Payable and Retained Earnings by $6.9 and $24.4, respectively, related to the recording of deferred revenue and the tax impact of the restatement. Beginning Retained Earnings as of January 1, 2008 decreased by $11.0. Certain components within cash flows from operating activities have also been revised; however, net cash provided by operating activities for 2008 and 2007 remain unchanged. See Note 16 to the Consolidated Financial Statements for the impact of the restatement to our quarterly 2009 operating results.

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

Bad debt expense is recorded as Selling and Administrative Expenses in our Consolidated Statements of Operations and was $27.8, $23.4 and $21.8 in 2009, 2008 and 2007, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $39.0, $21.5 and $20.8 for 2009, 2008 and 2007, respectively. The increase in write-offs during 2009 was due to an increase in customers not being able to pay because of the current decline in the economic environment.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 47

Notes To Consolidated Financial Statements
in millions, except share and per share data

ADVERTISING COSTS

We expense production costs of advertising as they are incurred. Advertising expenses were $29.4, $62.6 and $69.5 in 2009, 2008 and 2007, respectively.

EMPLOYMENT-RELATED ITEMS

During 2007, we were notified by the French government of a modification to the calculation of payroll taxes under certain French social programs aimed at encouraging the employment of low-wage workers. This modification reduced the amount of payroll taxes that we were required to remit related to the period from January 1, 2006 through October 1, 2007. Included in 2007 is $149.6 ($88.6 after tax) of net benefit related to this modification, including an increase to Gross Profit of $157.1 and an increase to Selling and Administrative Expenses of $7.5. The proceeds related to this modification were reimbursed to us in 2008 and 2007.

In April 2008, we received additional information, which was based on communications with the French Central Agency, indicating that this modification was also applicable to 2005. Therefore, we recognized $68.2 ($43.8 after tax) of a net benefit to Gross Profit in 2008 related to this modification. The proceeds for a majority of 2005 were received in 2008 with the remainder in 2009.

REORGANIZATION COSTS

We recorded reorganization costs of $33.5, $37.2 and $8.4 in 2009, 2008 and 2007, respectively, in Selling and Administrative Expenses, primarily related to severances as well as office closures and consolidations in several countries. As of December 31, 2009, $57.8 has been paid out of these reserves, of which $43.2 was paid during 2009. We expect a majority of the remaining $21.2 will be paid or utilized in 2010. Changes in the restructuring liability balances for each reportable segment and Corporate are as follows:

				Asia	Right	Jefferson
	Americas	France	EMEA(1)	Pacific	Management	Wells	Corporate	Total
Balance, December 31, 2007	$–	$4.4	$–	$–	$–	$3.9	$–	$8.3
Severance costs	2.1	–	12.2	0.4	–	5.2	0.2	20.1
Office closure costs	0.9	2.7	9.0	0.4	1.5	2.6	–	17.1
Costs paid or utilized	(0.6)	(2.6)	(5.0)	(0.7)	(0.5)	(5.2)	–	(14.6)
Balance, December 31, 2008	2.4	4.5	16.2	0.1	1.0	6.5	0.2	30.9
Severance costs	1.5	–	11.8	1.9	–	4.3	0.9	20.4
Office closure costs	0.6	5.6	3.9	0.7	–	2.3	–	13.1
Costs paid or utilized	(3.1)	(4.4)	(22.4)	(1.2)	(0.6)	(10.4)	(1.1)	(43.2)
Balance, December 31, 2009	$1.4	$5.7	$9.5	$1.5	$0.4	$2.7	$–	$21.2
(1) 2008 amounts related to Italy were $0.6 for office closure costs, resulting in a $0.6 restructuring liability for the year ended December 31, 2008. In 2009, Italy incurred $4.1 for severance costs and $0.8 for office closure costs and paid $5.5, leaving no restructuring liability as of December 31, 2009.

INCOME TAXES

We account for income taxes in accordance with the accounting guidance on income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets for which utilization of the asset is not likely.

48 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

ACCOUNTS RECEIVABLE SECURITIZATION

In June 2009, we terminated our $100.0 Receivables Facility program. (See Note 6 to the Consolidated Financial Statements for further information.)

FAIR VALUE MEASUREMENTS

The assets and liabilities measured and recorded at fair value on a recurring basis are as follows:

	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted				Quoted
		Prices				Prices
		in Active				in Active
		Markets for	Significant			Markets for	Significant
		Identical	Other	Significant		Identical	Other	Significant
	December 31,	Assets	Observable	Unobservable	December 31,	Assets	Observable	Unobservable
	2009	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	2008	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets
Available-for-sale securities	$0.3	$0.3	$–	$–	$0.2	$0.2	$–	$–
Deferred compensation plan assets	34.0	34.0	–	–	27.8	27.8	–	–
	$34.3	$34.3	$–	$–	$28.0	$28.0	$–	$–
Liabilities
Interest rate swaps	$–	$–	$–	$–	$7.4	$–	$7.4	$–
Foreign currency forward contracts	0.5	–	0.5	–	8.4	–	8.4	–
	$0.5	$–	$0.5	$–	$15.8	$–	$15.8	$–

We determine the fair value of our available-for-sale securities and deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the interest rate swaps and foreign currency forward contracts are measured at the value from either directly or indirectly observable third parties.

The carrying values of Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes. The fair value of the Euro-denominated notes, as determined by the quoted market prices, was $717.7 and $654.7 as of December 31, 2009 and 2008, respectively, compared to a carrying value of $714.6 and $696.6, respectively.

We also measure certain non-financial assets on a non-recurring basis, including Goodwill and tradename, for which we recognized an impairment charge in 2009 and 2008 that are summarized as follows:

	Fair Value Measurements Using					Fair Value Measurements Using
		Quoted					Quoted
		Prices					Prices
		in Active					in Active
		Markets	Significant				Markets	Significant
		for	Other	Significant			for	Other	Significant
		Identical	Observable	Unobservable			Identical	Observable	Unobservable
	December	Assets	Inputs	Inputs	Total	December	Assets	Inputs	Inputs	Total
	31, 2009	(Level 1)	(Level 2)	(Level 3)	Losses	31, 2008	(Level 1)	(Level 2)	(Level 3)	Losses
Goodwill	$959.1	$–	$–	$959.1	$(61.0)	$972.9	$–	$–	$972.9	$(140.8)
Tradename					–	171.2	–	–	171.2	(22.3)
					$(61.0)					$(163.1)

Goodwill, with a carrying amount of $1,020.1, was written down to its fair value of $959.1 in 2009, resulting in an impairment charge of $61.0. In 2008, Goodwill and tradename with a carrying amount of $1,307.2, were written down to their fair value of $1,144.1, resulting in an impairment charge of $163.1. These charges were included in earnings for the respective years.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 49

Notes To Consolidated Financial Statements
in millions, except share and per share data

GOODWILL AND INTANGIBLE ASSETS

We have goodwill, amortizable intangible assets and intangible assets that do not require amortization, as follows:

	2009			2008
		Accumulated			Accumulated
December 31	Gross	Amortization	Net	Gross	Amortization	Net
Goodwill	$959.1	$–	$959.1	$972.9	$–	$972.9
Intangible Assets:
Amortizable:
Technology	$19.6	$19.6	$–	$19.6	$19.4	$0.2
Franchise Agreements	18.0	10.7	7.3	18.0	8.9	9.1
Customer Relationships	173.8	58.8	115.0	170.7	43.1	127.6
Other	18.4	11.4	7.0	17.5	7.0	10.5
	229.8	100.5	129.3	225.8	78.4	147.4
Non-Amortizable:
Tradename	171.2	–	171.2	171.2	–	171.2
Reacquired franchise rights	97.9	–	97.9	96.6	–	96.6
	269.1	–	269.1	267.8	–	267.8
Total Intangible Assets	$498.9	$100.5	$398.4	$493.6	$78.4	$415.2

Amortization expense related to intangibles was $22.1 in 2009, $22.3 in 2008 and $14.5 in 2007. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2009 is as follows: 2010 – $19.1, 2011 – $16.9, 2012 – $15.7, 2013 – $12.3 and 2014 – $9.9. The weighted-average useful lives of the technology, franchise agreements, client relationships and other are 5, 10, 15 and 3 years, respectively. The majority of the non-amortizable tradename results from our acquisition of Right Management. The tradename has been assigned an indefinite life based on our expectation of renewing the tradename, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the U.S. completed prior to 2009.

In accordance with the accounting guidance on goodwill and other intangible assets, we perform an annual impairment test of goodwill at our reporting unit level and indefinite-lived intangible assets at our unit of account level during the third quarter, or more frequently if events or circumstances change that would more likely than not reduce the fair value of our reporting units below their carrying value.

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2009 as well as 2008, which resulted in non-cash impairment charges of $61.0 in 2009 for goodwill associated with our Jefferson Wells reporting unit and $163.1 in 2008 for goodwill ($140.8) and tradename ($22.3) associated with our Right Management reporting unit. We also recorded a deferred tax asset of $8.5 related to the tradename impairment in 2008.

The 2009 impairment was due in part to continued deterioration in market conditions, which has resulted in Jefferson Wells experiencing a significant revenue decline during the current and prior year. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of current market conditions and economic uncertainty.

The 2008 impairment was a result of deteriorating market conditions and general economic uncertainty. Market comparables and forecasted cash flows for the Right Management reporting unit were lower than in previous years, which led to a determination that the goodwill and tradename recorded for Right Management was impaired.

The accounting guidance requires a two-step method for determining goodwill impairment. In the first step, we determined the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology. For certain of our reporting units, a combination of the income approach (weighted 75%) and the market approach (weighted 25%) derived from comparable public companies was utilized. The income approach is developed from management’s forecasted cash flow data. Therefore, it represents an indication of fair market value reflecting management’s internal outlook for the reporting unit.

50 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

The market approach utilizes the Guideline Public Company Method to quantify the respective reporting unit’s fair value based on revenue and earnings multiples realized by similar public companies. The market approach is more volatile as an indicator of fair value as compared to the income approach. We believe that each approach has its merits. However in the instances where we have utilized both approaches, we have weighted the income approach more heavily than the market approach because we believe that management’s assumptions generally provide greater insight into the reporting unit’s fair value.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2009 included: expected revenue growth rates, operating unit profit margins, and working capital levels; discount rates ranging from 10.7% to 22.2%; and a terminal value multiple. The discount rate was impacted unfavorably by a 1% increase to our equity risk premium as a result of current market conditions and economic uncertainty. The expected future revenue growth rates were determined after taking into consideration our historical revenue growth rates, our assessment of future market potential, our expectations of future business performance as well as an assumed modest economic recovery beginning in the middle of 2010.

If the reporting unit’s fair value is less than its carrying value as was the case for Jefferson Wells in 2009 and Right Management in 2008, we are required to perform a second step. In the second step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangibles assets, in a “hypothetical” calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

Under the current accounting guidance, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset’s fair value is less than its carrying value, an impairment loss is recognized for the difference. There was no significant impairment of our indefinite-lived intangible assets recorded in 2009.

MARKETABLE SECURITIES

We account for our marketable security investments under the accounting guidance on certain investments in debt and equity securities, and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated Other Comprehensive Income (Loss), which is a separate component of Shareholders’ Equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations. No realized gains or losses were recorded in 2009, 2008 or 2007. As of December 31, 2009 and 2008, our available-for-sale investments had a market value of $0.3 and $0.2, respectively, and an adjusted cost basis of $0.1, and none had unrealized losses.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $152.6 and $131.8 as of December 31, 2009 and 2008, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. For the years ended December 31, 2009, 2008 and 2007, realized gains totaled $2.4, $0.2 and $0.2, respectively, and realized losses totaled $1.2, $0.5 and $0.2, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated Other Comprehensive Income (Loss), with the offsetting amount increasing or decreasing our investment in the franchise.

CAPITALIZED SOFTWARE FOR INTERNAL USE

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $24.6 and $33.6 as of December 31, 2009 and 2008, respectively, is included in Other Assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $10.7, $12.1 and $10.7 for 2009, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 51

Notes To Consolidated Financial Statements
in millions, except share and per share data

PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31 is as follows:

	2009	2008
Land	$3.5	$3.5
Buildings	18.8	18.7
Furniture, fixtures, and autos	199.5	222.2
Computer equipment	171.9	180.4
Leasehold improvements	309.9	319.2
Property and equipment	$703.6	$744.0

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings – up to 40 years; furniture and equipment – 3 to 15 years; leasehold improvements – lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

DERIVATIVE FINANCIAL INSTRUMENTS

We account for our derivative instruments in accordance with the accounting guidance on derivative instruments and hedging activities. Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of Accumulated Other Comprehensive Income (Loss) and recognized in the Consolidated Statements of Operations when the hedged item affects earnings. The ineffective portions of the changes in the fair value of cash flow hedges are recognized in earnings.

FOREIGN CURRENCY TRANSLATION

The financial statements of our non-U.S. subsidiaries have been translated in accordance with the accounting guidance on foreign currency translation. Under the accounting guidance, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of Accumulated Other Comprehensive Income (Loss), which is included in Shareholders’ Equity.

Certain foreign currency denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income (Loss).

SHAREHOLDERS’ EQUITY

In August 2007 and October 2006 the Board of Directors authorized the repurchase of 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0 and $325.0, respectively. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Under the 2007 authorization, we repurchased 2.2 million and 1.7 million shares of common stock at a total cost of $112.2 and $105.7 during 2008 and 2007, respectively. No shares were repurchased in 2009. There are 1.1 million shares, at a cost of up to $182.1, remaining authorized for repurchase under this authorization as of December 31, 2009. Under the 2006 authorization, we repurchased 4.4 million shares of common stock during 2007 at a total cost of $325.0.

52 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance on retirement benefits. The new guidance requires additional disclosures about plan assets of a defined benefit pension or other postretirement plan. We adopted the guidance as of December 31, 2009. See Note 9 to the Consolidated Financial Statements for the disclosure.

In December 2007, the FASB issued new accounting guidance on business combinations. The new guidance changes the requirements for an acquirer’s recognition and measurement of the assets acquired and the liabilities assumed in a business combination. We adopted the guidance effective January 1, 2009. There was no material impact of this adoption on our Consolidated Financial Statements.

In March 2008, the FASB issued new accounting guidance on derivatives and hedging. The new guidance requires enhanced disclosures about derivative instruments and hedging activities to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. We adopted the guidance as of March 31, 2009. See Note 13 to the Consolidated Financial Statements for the disclosure.

In May 2009, the FASB issued new accounting guidance on subsequent events. The new guidance requires disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. We adopted the guidance effective for the second quarter of 2009.

In June 2009, the FASB issued new accounting guidance on transfers of financial assets. The new guidance eliminates the concept of a qualifying special-purpose entity and removes the exception from applying the current guidance for consolidation of variable interest entities to qualifying special purpose entities. The new guidance also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The Statement also requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. The guidance will be effective for us in 2010. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance on consolidation of variable interest entities. The new guidance amends the process for identifying the primary beneficiary in variable interest entities and requires ongoing assessments for purposes of identifying the primary beneficiary. The new guidance will be effective for us in 2010. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In October 2009, the FASB issued new accounting guidance on multiple-deliverable revenue arrangements. The new guidance amends the criteria for separating deliverables as well as how to measure and allocate consideration for multiple arrangements. The guidance also expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. The new guidance will be effective prospectively for our revenue arrangements entered into or materially modified in 2011. We are currently assessing the impact of the adopting of this guidance.

SUBSEQUENT EVENTS

In February 2010, we entered into an agreement to acquire COMSYS IT Partners, Inc. (NASDAQ: CITP), a leading professional staffing firm. The agreement has been approved by the boards of directors of both companies. Subject to the terms of the agreement, the value of the consideration for each outstanding share of COMSYS common stock would be $17.65, for a total enterprise value of $431.0, including net debt retired by us at closing. The consideration is expected to be approximately 50% Manpower common stock and approximately 50% cash, unless we elect to pay all cash. The acquisition is expected to close in the second quarter of 2010.

We have evaluated other events and transactions occurring after the balance sheet date through February 19, 2010, which is the date that the financial statements are issued, and noted no other events that are subject to recognition or disclosure.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 53

Notes To Consolidated Financial Statements
in millions, except share and per share data

02.
Acquisitions

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration for acquisitions, net of cash acquired, was $21.6, $242.0 and $122.8 in 2009, 2008 and 2007, respectively. Goodwill and intangible assets resulting from the 2009 acquisitions were $15.9 and $3.8, respectively, as of December 31, 2009.

In April 2008, we acquired Vitae, a leading professional placement firm in the Netherlands, for total consideration, net of cash acquired, of $114.7 (€72.6). Goodwill and intangible assets related to this transaction were $87.6 and $15.9, respectively, as of December 31, 2009 and $85.4 and $23.6, respectively, as of December 31, 2008.

03.
Stock Compensation Plans

We account for share-based payments according to the accounting guidance on share-based payments. During 2009, 2008 and 2007 we recognized approximately $17.5, $21.1 and $26.0, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock, and the stock purchase plan (other than 2009), all of which is recorded in Selling and Administrative Expenses. The total income tax benefit recognized related to share-based compensation during 2009, 2008 and 2007 was $3.2, $3.2 and $3.3, respectively. Consideration received from stock-based awards for 2009, 2008 and 2007 was $15.1, $12.2 and $35.0, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in Capital in Excess of Par Value, for 2009, 2008 and 2007 was approximately $1.2, $0.3 and $5.3, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

STOCK OPTIONS

All share-based compensation is currently granted under our 2003 Equity Incentive Plan of Manpower Inc. (“2003 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a vesting period of up to four years and expire ten years from date of grant. As of December 31, 2009, 2008 and 2007 no stock appreciation rights had been granted or were outstanding.

A summary of stock option activity is as follows:

			Wtd. Avg.
		Wtd. Avg.	Remaining	Aggregate
		Exercise	Contractual	Intrinsic
		Price Per	Term	Value
	Shares (000)	Share	(years)	(in millions)
Outstanding, January 1, 2007	4,497	$41
Granted	835	77
Exercised	(703)	36		$31
Expired or cancelled	(250)	51
Outstanding, December 31, 2007	4,379	$48	6.5
Vested or expected to vest, December 31, 2007	4,298	$48	6.4
Exercisable, December 31, 2007	2,300	$37	5.1
Outstanding, January 1, 2008	4,379	$48
Granted	980	56
Exercised	(161)	36		$3
Expired or cancelled	(171)	57
Outstanding, December 31, 2008	5,027	$50	6.2
Vested or expected to vest, December 31, 2008	4,940	$49	6.0
Exercisable, December 31, 2008	2,868	$42	4.8
Outstanding, January 1, 2009	5,027	$50
Granted	1,349	31
Exercised	(339)	33		$5
Expired or cancelled	(179)	53
Outstanding, December 31, 2009	5,858	$46	6.1	$67
Vested or expected to vest, December 31, 2009	5,767	$46	6.1
Exercisable, December 31, 2009	3,330	$47	4.4	$35

54 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

Options outstanding and exercisable as of December 31, 2009 are as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
		Contractual	Exercise		Exercise
Exercise Price	Shares (000)	Life (years)	Price	Shares (000)	Price
$9-$34	2,264	6.2	$31	934	$33
$35-$44	1,178	4.4	44	1,173	44
$45-$55	898	5.9	52	641	52
$56-$93	1,518	7.5	66	582	70
	5,858	6.1	$46	3,330	$47

We have recognized expense of $12.7, $14.0 and $13.3 related to stock options for the years ended December 31, 2009, 2008 and 2007, respectively. The total fair value of options vested during the same periods were $13.3, $12.5 and $12.8, respectively. As of December 31, 2009, total unrecognized compensation cost was approximately $23.1, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.7 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2009	2008	2007
Average risk-free interest rate	1.8%	2.7%	4.8%
Expected dividend yield	2.5%	1.2%	0.9%
Expected volatility	42.0%	30.0%	27.0%
Expected term (years)	5.5	4.9	4.7

The average risk-free interest rate is based on the five-year U.S. Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value of options granted during the year was $9.73, $15.17 and $22.27 in 2009, 2008 and 2007, respectively.

DEFERRED STOCK

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and the deferred stock is settled in shares of common stock according to the terms and conditions under the 2003 Plan. As of December 31, 2009, 2008 and 2007, there were 17,288, 13,819 and 9,743 respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director’s termination of service or three years after the date of grant (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2003 Plan. As of December 31, 2009, 2008 and 2007, there were 13,378, 9,663 and 10,864, respectively, shares of deferred stock and 14,710, 7,028 and 2,331, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.7, $0.8 and $1.0 related to deferred stock in 2009, 2008 and 2007, respectively.

RESTRICTED STOCK

We grant restricted stock and restricted stock unit awards to certain employees and to non-employee directors who may elect to receive restricted stock rather than deferred stock as described above. Restrictions lapse over periods ranging up to six years. We value restricted stock awards at the closing market value of our common stock on the date of grant.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 55

Notes To Consolidated Financial Statements
in millions, except share and per share data

A summary of restricted stock activity is as follows:

			Wtd. Avg.
		Wtd. Avg.	Remaining
		Price Per	Contractual	Aggregate
	Shares (000)	Share	Term (years)	Intrinsic Value
Unvested, January 1, 2007	205	$44	1.8
Granted	26	83
Vested	(12)	51
Forfeited	(4)	53
Unvested, December 31, 2007	215	$49	2.2
Granted	66	$57
Vested	(89)	42
Unvested, December 31, 2008	192	$55	2.7
Granted	197	$31
Vested	(15)	34
Forfeited	(5)	45
Unvested, December 31, 2009	369	$43	1.6	$20

During 2009, 2008 and 2007, we recognized $5.5, $2.8 and $2.7, respectively, of expense related to restricted stock awards. As of December 31, 2009, there was approximately $6.5 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.1 years.

PERFORMANCE SHARE UNITS

Our 2003 Plan allows us to grant performance share units. Vesting of units occurs at the end of the performance period, generally three years, except in the case of death, disability or termination of employment, and the units are settled in shares of our common stock. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation and Human Resources Committee of the Board of Directors at the time of grant.

In February 2006, 2007 and 2008, we granted performance share units with a performance criteria of average Operating Profit Margin over the three-year performance period of 2006-2008, 2007-2009 and 2008-2010, respectively. We did not grant any performance share units in 2009.

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

The Threshold, Target and Outstanding Award levels for each outstanding grant, adjusted for forfeitures, are as follows:

	2007-2009(a)	2008-2010(b)
Threshold Award	28,250	34,500
Target Award	113,000	138,000
Outstanding Award	197,750	241,500
(a) 118,000 performance share units were granted in 2007 at the Target Award level for the 2007-2009 performance period, of which 5,000 units have been forfeited.
(b) 140,000 performance share units were granted in 2008 at the Target Award level for the 2008-2010 performance period, of which 2,000 units have been forfeited.

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance period and is recorded in Selling and Administrative Expenses. The average Operating Profit Margin for the 2006-2008 performance period reached the outstanding performance level, and the units were settled for 180,250 shares of common stock during the first quarter of 2009. The average Operating Profit Margin for the 2007-2009 performance period did not meet the threshold performance level, and therefore, no shares will be granted. We currently expect that the average Operating Profit Margin for the 2008-2010 performance period will not meet the threshold performance level. We have recognized a total compensation benefit of $1.5 for 2009 and total compensation expense of $1.2 and $5.8 in 2008 and 2007, respectively, related to the performance share units.

56 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

OTHER STOCK PLANS

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. The plan was suspended in 2009 and therefore we did not recognize any expense in 2009. We recognized expense of $1.8 and $3.0 for shares purchased under the plan in 2008 and 2007, respectively.

The fair value of each share purchased under the plan is estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions:

Year Ended December 31	2008	2007
Average risk-free interest rate	3.2%	5.0%
Expected dividend yield	1.2%	0.9%
Expected volatility	30.0%	27.0%
Expected term (years)	1.0	1.0

These assumptions are determined using the same methodology applied in determining the assumptions used in calculating the fair value of our stock options.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized expense of $0.1, $0.5 and $0.2 for shares purchased under the plan in 2009, 2008 and 2007, respectively.

04.
Net (Loss) Earnings Per Share

Net (Loss) Earnings Per Share presented in this Note has been revised for the effects of the restatement disclosed in Note 1 to the Consolidated Financial Statements.

The calculation of Net (Loss) Earnings Per Share – Basic is as follows:

Year Ended December 31	2009	2008	2007
Net (loss) earnings available to common shareholders	$(9.2)	$205.5	$473.7
Weighted-average common shares outstanding (in millions)	78.3	78.7	83.1
Total	$(0.12)	$2.61	$5.70

The calculation of Net (Loss) Earnings Per Share – Diluted is as follows:

Year Ended December 31	2009	2008	2007
Net (loss) earnings available to common shareholders	$(9.2)	$205.5	$473.7
Weighted-average common shares outstanding (in millions)	78.3	78.7	83.1
Effect of restricted stock grants (in millions)	–	0.3	0.2
Effect of dilutive securities – stock options (in millions)	–	0.7	1.3
	78.3	79.7	84.6
Total	$(0.12)	$2.58	$5.60

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 57

Notes To Consolidated Financial Statements
in millions, except share and per share data

Due to the net loss for the year ended December 31, 2009, the assumed exercise of stock-based awards had an antidilutive effect and therefore was not included in the calculation of Net Loss Per Share – Diluted for the year ended December 31, 2009. The calculations of Net Earnings Per Share – Diluted for the years ended December 31, 2008 and 2007 do not include certain stock-based awards because the exercise price for these awards was greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2009	2008	2007
Shares (in thousands)	6,231	2,452	785
Exercise price ranges	$9-$93	$52-$93	$76-$93
Weighted-average remaining life	6.2 years	8.3 years	9.3 years

05.
Income Taxes

The provision for income taxes was as follows:

Year Ended December 31	2009	2008	2007
Current
United States
Federal	$(31.8)	$46.1	$19.4
State	6.8	3.6	6.4
Non-U.S.	40.5	220.2	255.3
Total current	15.5	269.9	281.1
Deferred
United States
Federal	(3.5)	(27.3)	25.8
State	(4.6)	(1.0)	1.4
Non-U.S.	(21.1)	(4.5)	(5.0)
Total deferred	(29.2)	(32.8)	22.2
Total provision	$(13.7)	$237.1	$303.3

A reconciliation between taxes computed at the U.S. Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2009	2008	2007
Income tax based on statutory rate	$(8.0)	$154.9	$271.9
Increase (decrease) resulting from:
State income taxes, net of federal benefit	2.9	2.8	4.8
Non-U.S. tax rate difference	3.3	(3.7)	(11.6)
Repatriation of non-U.S. earnings	(37.2)	16.7	1.1
Change in valuation reserve	10.6	8.5	25.0
Non-deductible goodwill impairment charge	21.4	49.3	–
Non-deductible competition investigation in France	(1.8)	17.6	4.8
Other, net	(4.9)	(9.0)	7.3
Tax provision	$(13.7)	$237.1	$303.3

58 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes are as follows:

Year Ended December 31	2009	2008
Current Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	$10.1	$12.2
Employee compensation payable	23.3	26.1
Pension and postretirement benefits	(1.3)	0.5
Other	32.0	36.1
Valuation allowance	(0.1)	(1.9)
	64.0	73.0
Noncurrent Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	19.5	20.4
Pension and postretirement benefits	53.4	52.7
Intangible assets (1)	(47.5)	(35.6)
Net operating losses and other (1)	189.9	131.2
Valuation allowance	(116.6)	(112.1)
	98.7	56.6
Total future tax benefits	$162.7	$129.6
Current tax asset	$67.4	$66.5
Current tax liability	(3.4)	(16.4)
Noncurrent tax asset	112.0	96.5
Noncurrent tax liability	(13.3)	(17.0)
Total future tax benefits	$162.7	$129.6
(1) The 2008 amounts originally presented above for Intangible assets and Net operating losses and other have been revised by approximately $50.0 to correct the prior year presentation. This change did not affect the deferred tax assets and liabilities reported in the 2008 Consolidated Balance Sheet.

The current tax liability is recorded in Accrued Liabilities, the noncurrent tax asset is recorded in Other Assets and the noncurrent tax liability is recorded in Other Long-Term Liabilities in the Consolidated Balance Sheets.

We have non-U.S. net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $528.1 and $12.2, respectively, as of December 31, 2009. The net operating loss carryforwards expire as follows:

	Non-U.S.	U.S. State
2010	$1.4	$0.1
2011	2.5	0.2
2012	6.5	0.1
2013	12.9	0.1
2014	23.4	0.1
Thereafter	144.8	11.6
No expirations	336.6	–
Total net operating loss carryforwards	$528.1	$12.2

We have recorded a deferred tax asset of $163.7 as of December 31, 2009, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A valuation allowance of $116.7 has been recorded as of December 31, 2009, as management believes that realization of certain net operating loss carryforwards and other deferred tax assets is unlikely.

Pretax income of non-U.S operations was $3.4, $454.7 and $553.3 in 2009, 2008 and 2007, respectively. We have not provided U.S. income taxes and non-U.S. withholding taxes on $689.7 of unremitted earnings of non-U.S. subsidiaries that are considered to be reinvested indefinitely. Deferred taxes are provided on the earnings of non-U.S. subsidiaries that will likely be remitted to the U.S. As of December 31, 2009 and 2008, we have recorded a deferred tax liability of $31.7 and $44.4, respectively, related to non-U.S. earnings that we plan to remit.

As of December 31, 2009, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $44.4. We have related tax benefits of $13.4, and the net amount of $31.0 would favorably affect the effective tax rate if recognized. During 2009, we had benefits related to the U.S. statute expiration for 2004 and 2005 and a tax audit settlement of $4.8 for the years 2003 through 2007. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 59

Notes To Consolidated Financial Statements
in millions, except share and per share data

As of December 31, 2008, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $50.9. We have related tax benefits of $12.8, and the net amount of $38.1 would favorably affect the effective tax rate if recognized. Audits related to 2004 and 2007 were settled in 2008 for an $11.7 benefit.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $0.4 and $0.3 during 2009 and 2008, respectively.

The following table summarizes the activity related to our unrecognized tax benefits during 2009 and 2008:

	2009	2008
Gross unrecognized tax benefits, beginning of year	$49.3	$60.5
Increases in prior year tax positions	6.5	1.2
Decreases in prior year tax positions	(1.4)	(5.9)
Increases for current year tax positions	1.7	7.0
Expiration of statute of limitations and audit settlements	(14.4)	(13.5)
Gross unrecognized tax benefits, end of year	$41.7	$49.3
Potential interest and penalties	2.7	1.6
Balance, end of year	$44.4	$50.9

We conduct business globally in 82 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2006 through 2009 for our major operations in the U.S., France, Germany, Italy, Japan and the United Kingdom. As of December 31, 2009, we are subject to tax audits in France and the U.S. We believe that resolution of such audits will not have a material impact on earnings.

06.
Accounts Receivable Securitization

We and certain of our U.S. subsidiaries had an agreement (the “Receivables Facility”) with a financial institution whereby we could transfer on a continuous basis an interest in all eligible trade accounts receivable. In June 2009, we terminated this program, which would have expired in July 2009, as we did not anticipate a need for this liquidity and anticipated a significant increase in associated fees and borrowing costs.

Pursuant to the Receivables Facility, we formed Ironwood Capital Corporation (“ICC”), a wholly owned, special purpose, bankruptcy-remote subsidiary that is fully consolidated in our financial statements. ICC was formed for the sole purpose of transferring receivables that we and certain of our subsidiaries generate. Under the Receivables Facility, we and certain of our subsidiaries, irrevocably and without recourse, could transfer all of our accounts receivable to ICC. ICC, in turn, subject to certain conditions, would from time to time transfer to a third party an undivided interest in these receivables and was permitted to receive advances of up to $100.0 for the transfer of such undivided interest. Under the Receivables Facility, ICC had the ability to repurchase, in full or in part, the accounts receivable it transferred to the third party. Therefore, transfers made did not qualify for sale accounting, and accordingly, the receivables transferred to the third party remained on our consolidated balance sheet with the corresponding advance being recorded as debt and amounts charged on outstanding borrowings during the year were recorded as interest expense.

The interest rate for the Receivables Facility was variable and tied to A1+/P1 rated commercial paper. In 2009 and 2008, the average interest rate was 1.8% and 3.1%, respectively, and we made total interest payments of $0.1 and $0.9, respectively. As of December 31, 2008, there were borrowings of $64.0 outstanding under this program at an interest rate of 2.4%, which were recorded as current maturities of long-term debt. These borrowings were repaid in March 2009.

Fees associated with the amounts advanced were $0.4, $0.9 and $0.3 in 2009, 2008 and 2007, respectively, and were recorded as Other Expense in the Consolidated Statements of Operations.

60 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

07.
Goodwill

Changes in the carrying value of goodwill by reportable segment and Corporate are as follows:

				Asia	Right	Jefferson
	Americas	France	EMEA(1)	Pacific	Management	Wells	Corporate(2	),(4)	Total(4)
Balance, December 31, 2007(3)	$128.0	$0.2	$226.3	$56.4	$151.3	$0.6	$483.1		$1,045.9
Goodwill acquired	36.5	3.4	94.5	–	4.3	0.4	2.1		141.2
Currency impact and other	(2.2)	–	(54.6)	0.1	(15.6)	–	(1.1)		(73.4)
Impairment charge	–	–	–	–	–	–	(140.8)		(140.8)
Balance, December 31, 2008	162.3	3.6	266.2	56.5	140.0	1.0	343.3		972.9
Goodwill acquired	7.3	3.4	–	–	4.1	1.1	–		15.9
Currency impact and other	1.7	0.1	20.7	2.4	6.6	–	(0.2)		31.3
Impairment charge	–	–	–	–	–	–	(61.0)		(61.0)
Balance, December 31, 2009	$171.3	$7.1	$286.9	$58.9	$150.7	$2.1	$282.1		$959.1
(1) Balances related to Italy are $4.9 and $4.8 as of December 31, 2009 and 2008, respectively. The increase represents the impact of currency.
(2) For further information on the goodwill impairment charge, see Note 1 to the Consolidated Financial Statements.
(3) There were no significant reductions to goodwill as a result of dispositions or impairments prior to 2008.
(4) Balances are net of accumulated impairment loss of $201.8 and $140.8 as of December 31, 2009 and 2008, respectively.

The majority of the Corporate balance at December 31, 2009 relates to goodwill attributable to our acquisitions of Right Management ($184.4) and Jefferson Wells ($88.2). For purposes of monitoring our total assets by segment, we do not allocate these balances to their respective reportable segments as this is commensurate with how we operate our business. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the composition of goodwill balances by reporting unit.

Goodwill balances by reporting unit are as follows:

December 31	2009	2008
Right Management	$335.1	$324.4
United States	158.2	150.9
Elan	128.6	116.1
Netherlands (Vitae)	87.6	85.4
Jefferson Wells	90.3	150.2
Other reporting units	159.3	145.9
Total goodwill	$959.1	$972.9

08.
Debt

Information concerning Short-Term Borrowings is as follows:

December 31	2009	2008
Short-term borrowings	$41.3	$51.0
Weighted-average interest rates	8.1%	9.0%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2009, such uncommitted credit lines totaled $408.4, of which $367.1 was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional subsidiary borrowings of $257.7 could be made under these facilities as of December 31, 2009.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 61

Notes To Consolidated Financial Statements
in millions, except share and per share data

A summary of Long-Term Debt is as follows:

December 31	2009	2008
Euro-denominated notes:
€300 due June 2012	$429.0	$418.2
€200 due June 2013	285.6	278.4
Revolving credit agreement:
Euro-denominated borrowings	–	139.7
Other:
Accounts receivable securitization	–	64.0
Other	1.4	1.6
	716.0	901.9
Less – current maturities	0.4	64.6
Long-term debt	$715.6	$837.3

EURO NOTES

Our €300.0 aggregate principal amount 4.50% notes are due June 1, 2012 (the “€300.0 Notes”). The €300.0 Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58%. The discount of €1.4 ($1.8) is being amortized to interest expense over the term of the notes. Interest is payable annually on June 1.

Our €200.0 aggregate principal amount 4.75% notes are due June 14, 2013 (the “€200.0 Notes”). The €200.0 Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 ($1.6) is being amortized to interest expense over the term of the €200.0 Notes. Interest is payable annually on June 14.

The €300.0 Notes and €200.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €300.0 Notes or the €200.0 Notes, in whole but not in part, at our option at any time for a redemption price as defined in each agreement. These notes also contain certain customary non-financial restrictive covenants and events of default.

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

REVOLVING CREDIT AGREEMENT

We have a $400.0 revolving credit agreement with a syndicate of commercial banks that expires in November 2012. The revolving credit agreement allows for borrowings in various currencies, with up to $150.0 that may be used for the issuance of stand-by letters of credit. Outstanding letters of credit issued under the agreement totaled $8.6 and $3.8 as of December 31, 2009 and 2008, respectively. Additional borrowings of $391.4 were available to us under this revolving credit agreement as of December 31, 2009, however total additional borrowings under all facilities would be limited to $334.3 at December 31, 2009 by the financial covenants.

On October 16, 2009, we amended our revolving credit agreement to revise certain terms and financial covenants. The amended revolving credit agreement (“Amended Revolving Credit Agreement”) reduced the size of the facility from $625.0 to $400.0. In addition, the Amended Revolving Credit Agreement requires that we comply with maximum Debt-to-EBITDA ratios, ranging from 3.25 to 1 to 6.00 to 1 beginning with the quarter ended September 30, 2009 through the quarter ending June 30, 2011, returning to a ratio of 3.25 to 1 for the quarter ending September 30, 2011 and each quarter thereafter. The Amended Revolving Credit Agreement also requires that we comply with minimum Fixed Charge Coverage ratios, ranging from 1.25 to 1 to 2.00 to 1 beginning with the quarter ended September 30, 2009 through the quarter ending December 31, 2011, returning to a ratio of 2.00 to 1 for the quarter ending March 31, 2012 and each quarter thereafter.

As defined in the Amended Revolving Credit Agreement, we had a Debt-to-EBITDA ratio of 3.64 to 1 (compared to a maximum allowable ratio of 5.25 to 1) as of December 31, 2009 and a Fixed Charge Coverage ratio of 1.55 to 1 (compared to a minimum required ratio of 1.25 to 1) as of December 31, 2009.

62 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

Under our Amended Revolving Credit Agreement, we have a ratings-based pricing grid which determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit ratings, the facility fee is 45 bps, and the credit spread is 255 bps. Any further downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.6 to $1.3 annually. As of December 31, 2009, the interest rate under the agreement was Libor plus 2.55% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings). We had no borrowings under this amended credit agreement as of December 31, 2009.

On October 16, 2009, we repaid the €100.0 ($146.4) borrowings outstanding under our revolving credit agreement, and terminated the related interest rate swap agreements. As a result, we incurred approximately $7.5 in fees classified as interest expense, which was recorded in the third quarter.

DEBT MATURITIES

The maturities of Long-term debt payable within each of the four years subsequent to December 31, 2010 are as follows: 2011 – $0.5, 2012 – $429.4, 2013 – $285.7, and 2014 – none.

09.
Retirement And Deferred Compensation Plans

DEFINED BENEFIT PLANS

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	U.S. Plans		Non-U.S. Plans
Year Ended December 31	2009	2008	2009	2008
Change in Benefit Obligation
Benefit obligation, beginning of year	$49.3	$49.8	$208.8	$243.8
Service cost	–	0.1	11.1	14.3
Interest cost	3.0	3.6	11.1	12.3
Plan amendments	–	–	(1.4)	10.5
Curtailments	–	–	(19.4)	–
Transfers	–	–	(0.4)	(0.8)
Actuarial loss (gain)	3.7	0.8	–	(26.3)
Plan participant contributions	–	–	2.3	2.8
Benefits paid	(4.3)	(5.0)	(6.6)	(6.6)
Currency exchange rate changes	–	–	20.1	(41.2)
Benefit obligation, end of year	$51.7	$49.3	$225.6	$208.8
Change in Plan Assets
Fair value of plan assets, beginning of year	$30.3	$41.9	$175.8	$195.9
Actual return on plan assets	6.2	(9.7)	16.5	(10.1)
Curtailments	–	–	(16.7)	–
Transfers	–	–	(1.1)	(0.1)
Plan participant contributions	–	–	2.3	2.8
Company contributions	2.8	3.1	12.9	31.1
Benefits paid	(4.3)	(5.0)	(6.6)	(6.6)
Currency exchange rate changes	–	–	17.5	(37.2)
Fair value of plan assets, end of year	$35.0	$30.3	$200.6	$175.8
Funded Status at End of Year
Funded status, end of year	$(16.7)	$(19.0)	$(25.0)	$(33.0)
Amounts Recognized
Noncurrent assets	$13.9	$0.4	$24.0	$15.4
Current liabilities	(2.4)	(1.7)	(0.5)	(0.5)
Noncurrent liabilities	(28.2)	(17.7)	(48.5)	(47.9)
Net amount recognized	$(16.7)	$(19.0)	$(25.0)	$(33.0)

Effective January 1, 2009, we terminated our defined benefit plan in Japan and replaced it with a defined contribution plan, resulting in a curtailment and settlement gain of $4.3.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 63

Notes To Consolidated Financial Statements
in millions, except share and per share data

Amounts recognized in Accumulated Other Comprehensive Income (Loss), net of tax, consist of:

		U.S. Plans	Non-U.S. Plans
Year Ended December 31	2009	2008	2009	2008
Net loss (gain)	$6.0	$5.8	$(0.6)	$1.1
Prior service cost	0.3	0.3	7.5	8.0
Total	$6.3	$6.1	$6.9	$9.1

The accumulated benefit obligation for our plans that have plan assets was $195.7 and $188.1 as of December 31, 2009 and 2008, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2009	2008
Projected benefit obligation	$128.3	$34.9
Accumulated benefit obligation	122.7	22.2
Plan assets	115.8	21.6

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2009	2008
Projected benefit obligation	$160.3	$63.8
Plan assets	144.9	45.8

In 2009, our largest plan saw a change in its funded status such that its accumulated benefit obligations and projected benefit obligations exceeded its plan assets as of December 31, 2009. As a result, this significant plan is included in the amounts disclosed above for 2009 but not for 2008.

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $53.1 and $40.3 as of December 31, 2009 and 2008, respectively.

The components of the net periodic benefit cost and other amounts recognized in Other Comprehensive (Loss) Income for all plans are as follows:

Year Ended December 31	2009	2008	2007
Service cost	$11.1	$14.4	$14.1
Interest cost	14.1	15.3	14.3
Expected return on assets	(12.6)	(13.9)	(12.5)
Curtailment and settlement	(4.3)	–	–
Net (gain) loss	(2.1)	(0.8)	2.5
Prior service cost	0.5	0.5	0.8
Net periodic benefit cost	6.7	15.5	19.2
Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive (Loss) Income
Net (gain) loss	(9.0)	9.7	(33.6)
Amortization of net gain (loss)	3.0	0.9	(2.5)
Prior service cost	–	10.4	0.4
Amortization of prior service cost	(0.8)	(0.6)	(0.8)
Total recognized in other comprehensive (loss) income	(6.8)	20.4	(36.5)
Total recognized in net periodic benefit cost and other comprehensive (loss) income	$(0.1)	$35.9	$(17.3)

The estimated net gain and prior service cost for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost during 2010 are $2.4 and $0.8, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

		U.S. Plans	Non-U.S. Plans
Year Ended December 31	2009	2008	2009	2008
Discount rate	5.7%	6.4%	5.5%	5.2%
Rate of compensation increase	4.0%	4.0%	4.5%	4.1%

64 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

	U.S. Plans			Non-U.S. Plans
Year Ended December 31	2009	2008	2007	2009	2008	2007
Discount rate	6.4%	6.3%	5.8%	5.7%	5.0%	4.6%
Expected long-term return on plan assets	7.3%	7.5%	8.0%	5.7%	5.4%	5.4%
Rate of compensation increase	4.0%	4.5%	4.5%	4.2%	4.2%	4.1%

We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year.

Our overall expected long-term rate of return on U.S. plan assets is 7.3%. Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 3.7% to 6.3%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for two of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience.

Our plans’ investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2009 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

We determine the fair value of our pension plan assets primarily by using market quotes as of the last day of the period. A portion of the governmental bonds and real estate was valued at a discounted amount based on the market expectations about their future value. The fair value of our pension plan assets by asset category is as follows:

	U.S. Plans				Non-U.S. Plans
	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted				Quoted
		Prices				Prices
		in Active				in Active
		Markets for	Significant			Markets for	Significant
		Identical	Other	Significant		Identical	Other	Significant
	December 31,	Assets	Observable	Unobservable	December 31,	Assets	Observable	Unobservable
	2009	(Level 1)	Inputs (Level 2)	Inputs (Level 3)	2009	(Level 1)	Inputs (Level 2)	Inputs (Level 3)
Asset Category
Cash and cash equivalents(1)	$3.4	$3.4	$–	$–	$4.6	$4.6	$–	$–
Equity securities:
U.S. companies	16.3	16.3	–	–	1.1	0.9	0.2	–
International companies	–	–	–	–	73.0	73.0	–	–
Fixed income securities:
Governmental bonds(2)	15.3	15.3	–	–	14.8	10.8	4.0	–
Corporate bonds	–	–	–	–	90.0	90.0	–	–
Bank loans	–	–	–	–	0.6	0.6	–	–
Guaranteed insurance contracts	–	–	–	–	7.8	–	7.8	–
Other types of investments:
Equity hedge funds	–	–	–	–	0.6	0.6	–	–
Real estate	–	–	–	–	8.1	–	8.1	–
	$35.0	$35.0	$–	$–	$200.6	$180.5	$20.1	$–
(1) This category includes a prime obligations money market portfolio.
(2) This category includes U.S. Treasury / Federal agency securities and foreign governmental securities.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 65

Notes To Consolidated Financial Statements
in millions, except share and per share data

RETIREE HEALTH CARE PLAN

We provide medical and dental benefits to certain eligible retired employees in the U.S. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan are as follows:

Year Ended December 31	2009	2008
Change in Benefit Obligation
Benefit obligation, beginning of year	$22.4	$22.6
Service cost	0.1	0.2
Interest cost	1.4	1.4
Actuarial loss (gain)	1.8	(0.7)
Benefits paid	(1.4)	(1.4)
Medicare Part D subsidy receipts	0.3	0.3
Benefit obligation, end of year	$24.6	$22.4
Funded Status at End of Year
Funded status, end of year	$(24.6)	$(22.4)
Amounts Recognized
Current liabilities	$(1.4)	$(1.6)
Noncurrent liabilities	(23.2)	(20.8)
Net amount recognized	$(24.6)	$(22.4)

The amount recognized in Accumulated Other Comprehensive Income (Loss), net of tax, represents a net gain of $2.5 and $4.6 in 2009 and 2008, respectively.

The discount rate used in the measurement of the benefit obligation were 5.7% and 6.4% in 2009 and 2008, respectively. The discount rate used in the measurement of net periodic benefit cost was 6.4%, 6.3% and 5.8% in 2009, 2008 and 2007, respectively. The components of net periodic benefit cost for this plan are as follows:

Year Ended December 31	2009	2008	2007
Net Periodic Benefit Cost
Service cost	$0.1	$0.2	$0.3
Interest cost	1.4	1.4	1.3
Net gain	(0.7)	(0.7)	(0.4)
Net periodic benefit cost	0.8	0.9	1.2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)
Net loss (gain)	1.8	(0.6)	(1.4)
Amortization of net gain	0.7	0.6	0.4
Total recognized in other comprehensive income (loss)	2.5	–	(1.0)
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$3.3	$0.9	$0.2

The estimated net gain for the retiree health care plan that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost during 2010 is $0.1.

The health care cost trend rate was assumed to be 8.0% for 2009, decreasing gradually to 5.0% for the years 2016 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.2	$(0.2)
Effect on benefit obligation	3.5	(3.0)

66 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

FUTURE CONTRIBUTIONS AND PAYMENTS

During 2010, we plan to contribute $22.5 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2009 are estimated as follows:

Year	Pension Plans	Retiree Health
2010	$9.1	$1.4
2011	9.7	1.7
2012	10.3	1.6
2013	10.8	1.7
2014	11.6	1.7
2015-2019	74.9	8.7
Total projected benefit payments	$126.4	$16.8

DEFINED CONTRIBUTION PLANS

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $22.7, $24.2 and $23.0 for 2009, 2008 and 2007, respectively. One of our U.S. deferred compensation plans had an asset and liability of $28.2 and $21.1 as of December 31, 2009 and 2008, respectively.

10.
Accumulated Other Comprehensive Income (Loss)

The components of Accumulated Other Comprehensive Income (Loss), net of tax, are as follows:

December 31	2009	2008	2007
Foreign currency translation	$111.0	$4.0	$253.9
Unrealized gain on investments	6.6	2.3	9.9
Unrealized loss on derivatives (Note 13)	–	(4.6)	(3.2)
Defined benefit pension plans (Note 9)	(13.2)	(15.2)	(8.0)
Retiree health care plan (Note 9)	2.5	4.6	5.0
Accumulated other comprehensive income (loss)	$106.9	$(8.9)	$257.6

11.
Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2009:

Year
2010	$209.6
2011	152.5
2012	117.4
2013	86.3
2014	67.2
Thereafter	156.2
Total minimum lease payments	$789.2

Rental expense for all operating leases was $250.8, $284.4 and $240.6 for the years ended December 31, 2009, 2008 and 2007, respectively.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 67

Notes To Consolidated Financial Statements
in millions, except share and per share data

12.
Interest and Other Expense

Interest and Other Expense consists of the following:

Year Ended December 31	2009	2008	2007
Interest expense	$61.7	$63.9	$53.4
Interest income	(11.7)	(22.1)	(24.4)
Foreign exchange losses (gains)	0.8	(2.9)	(0.6)
Miscellaneous expenses, net	3.5	12.0	5.8
Loss from sale of an equity investment	10.3	–	–
Interest and other expense	$64.6	$50.9	$34.2

Included in interest expense for the year ended December 31, 2009 is $7.5, which was recorded as a result of our repayment of the borrowings outstanding under the Amended Revolving Credit Agreement and our termination of the interest rate swap agreements. Loss from sale of an equity investment in 2009 resulted as we sold an equity investment in Japan for cash proceeds of $13.3 in September 2009.

13.
Derivative Financial Instruments

We are exposed to various risks relating to our ongoing business operations. The primary risks, which are managed through the use of derivative instruments, are foreign currency exchange rate risk and interest rate risk. In certain circumstances, we enter into foreign currency forward exchange contracts (“forward contracts”) to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our exposure to market risk for changes in interest rates relates primarily to our Long-Term Debt obligations. We have historically managed interest rate risk through the use of a combination of fixed and variable rate borrowings and interest rate swap agreements. In accordance with the current accounting guidance for derivative instruments and hedging activities, we record all of our derivative instruments as either an asset or liability measured at their fair values.

INTEREST RATE RISK MANAGEMENT

As we disclosed in Note 8 to the Consolidated Financial Statements, we repaid the €100.0 ($146.4) borrowing outstanding under our Amended Revolving Credit Agreement and terminated the related interest rate swap agreements on October 16, 2009. Our interest rate swap agreements had been designated as cash flow hedges of the interest costs on our Euro-denominated variable rate borrowings. The interest rate swap agreements had a notional value of €100.0 ($146.4) and fixed the variable portion of the interest rate on these borrowings, on a weighted-average basis, at 5.71% until July 2010. The total interest rate on these borrowings was 6.21%, including the 50 basis point credit spread as defined in our previous revolving credit agreement.

For cash flow hedges, we recorded the effective portions of our interest rate swap agreements as a component of Accumulated Other Comprehensive Income (Loss) until we determined that it was probable (as of September 30, 2009) that we would repay our outstanding borrowings under our revolving credit facility. We realized the costs included in Accumulated Other Comprehensive Income (Loss) as interest expense by recording $6.4 in the Consolidated Statement of Operations for the year ended December 31, 2009. We had no interest rate swap agreements as of December 31, 2009.

68 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

The €300.0 ($429.0) Notes and the €200.0 ($285.6) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a Euro functional currency as of December 31, 2009.

For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign subsidiary, the gain or loss associated with foreign currency translation is recorded as a component of Accumulated Other Comprehensive Income (Loss), net of taxes. As of December 31, 2009, we had a $85.4 loss included in Accumulated Other Comprehensive Income (Loss), net of taxes, as the net investment hedge was deemed effective.

Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our Euro-denominated notes, which is paid annually in June. We recorded a gain of $1.7 associated with our forward contracts in Interest and Other Expenses for the year ended December 31, 2009 related to the forward contracts. We had a $0.5 liability related to the forward contracts’ fair value included in Other Long-Term Liabilities as of December 31, 2009.

The fair value measurements of these items recorded in our consolidated balance sheets as of December 31, 2009 and 2008 are disclosed in Note 1 to the Consolidated Financial Statements.

14.
Contingencies

LITIGATION

We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our results of operations, financial position or cash flows.

In November 2004, French authorities commenced an investigation at our French headquarters. According to the search warrant, the investigation stemmed from a complaint submitted during 2003 to the European Commission and subsequently transferred to France’s Direction Generale de la Concurrence, de la Consommation et de la Repression des Fraudes (“DGCCRF”), a body of the French Finance Minister that investigates frauds and competition violations. This investigation led the DGCCRF to transmit the results of its inquiry to the French Competition Council. In November 2007, we received a Statement of Objections from the Competition Council alleging illegal information sharing between us and certain of our competitors. We responded to this Statement of Objections in February 2008, defending our position.

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

After considering the input that was provided, the Competition Council rendered its decision in the matter in February 2009 and levied a fine of €42.0 ($55.9) based on the Competition Council’s determination of the damage to the economy attributable to the alleged misconduct, with adjustment for aggravating or mitigating factors. We had accrued for this as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council’s decision. In January 2010, we received notification that our appeal was denied. We are currently assessing whether to take any further action.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 69

Notes To Consolidated Financial Statements
in millions, except share and per share data

GUARANTEES

We have entered into certain guarantee contracts and stand-by letters of credit that total $163.3 ($120.3 for guarantees and $43.0 for stand-by letters of credit). The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

15.
Segment Data

During the first quarter of 2009, our segment reporting was realigned due to a change in our management structure. Other Americas and Asia Pacific, previously reported in Other Operations, are now separate reportable segments. The United States and Other Americas reportable segments are reported as Americas. The Italy and Other EMEA reportable segments are reported as the EMEA segment. All previously reported results have been restated to conform to the current year presentation.

We are organized and managed primarily on a geographic basis, with the exception of Jefferson Wells and Right Management, which are operated as separate global business units. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly, or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; France; EMEA (Europe, Middle East and Africa, excluding France), which includes Italy and Other EMEA; Asia Pacific; Right Management; and Jefferson Wells.

The Americas, France, EMEA, and Asia Pacific segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other human resource services, including permanent employee recruitment, temporary and permanent employee testing, selection, and training and Manpower Business Solutions (MBS); MBS includes task outsourcing, vendor management, onsite human resource services and Recruitment Process Outsourcing (RPO). The Jefferson Wells segment revenues are derived from services related to risk advisory, tax, and finance and accounting. The Right Management segment revenues are derived from outplacement and consulting services. Segment revenues represent sales to external clients primarily within a single segment. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenue for us as a whole.

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

70 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

Year Ended December 31	2009	2008	2007
Revenues from Services(a)
Americas:
United States(b)	$1,593.7	$1,945.4	$1,962.2
Other Americas	967.3	1,129.8	1,007.0
	2,561.0	3,075.2	2,969.2

France	4,675.5	6,935.6	7,025.3
EMEA(c):
Italy	950.8	1,519.5	1,398.1
Other EMEA(c)	5,371.7	7,422.0	6,736.2
	6,322.5	8,941.5	8,134.3
Asia Pacific	1,728.0	1,841.6	1,613.2
Right Management	559.4	452.2	412.1
Jefferson Wells	192.3	291.0	332.0
	$16,038.7	$21,537.1	$20,486.1
Operating Unit Profit (Loss)
Americas:
United States	$(26.2)	$32.2	$80.1
Other Americas	20.1	25.9	32.6
	(6.1)	58.1	112.7

France	20.8	299.0	390.3
EMEA (c):
Italy	27.9	120.3	103.7
Other EMEA (c)	29.4	233.8	242.5
	57.3	354.1	346.2
Asia Pacific	26.5	29.2	41.4
Right Management	113.4	44.7	34.9
Jefferson Wells	(22.0)	(19.6)	(5.2)
	189.9	765.5	920.3
Corporate expenses	87.2	108.9	109.1
Goodwill and intangible asset impairment charges	61.0	163.1	–
Interest and other expenses	64.6	50.9	34.2
(Loss) earnings before income taxes	$(22.9)	$442.6	$777.0

(a) Further breakdown of Revenues from Services by geographical region is as follows:

Revenues from Services	2009	2008	2007
United States	$2,059.4	$2,436.3	$2,466.8
France	4,710.3	6,968.8	7,056.3
Italy	967.8	1,534.9	1,409.7
United Kingdom	1,738.0	2,491.8	2,402.4
Total Foreign(c)	13,979.3	19,100.8	18,019.3

(b) The U.S. revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which are discussed further on the financial highlights page.
(c) Segment data presented has been revised for the effects of the restatement disclosed in Note 1 to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 71

Notes To Consolidated Financial Statements
in millions, except share and per share data

Year Ended December 31	2009	2008	2007
Depreciation and Amortization Expense
Americas:
United States	$17.7	$14.9	$9.7
Other Americas	3.7	3.8	3.2
	21.4	18.7	12.9
France	15.3	20.1	23.3
EMEA:
Italy	4.4	5.1	6.7
Other EMEA	29.9	29.5	21.7
	34.3	34.6	28.4
Asia Pacific	5.7	8.1	8.1
Right Management	9.1	9.5	10.1
Jefferson Wells	1.7	2.7	3.1
Amortization of intangible assets	9.7	13.4	13.1
	$97.2	$107.1	$99.0
Earnings from Equity Investments
Americas:
United States	$–	$(1.6)	$0.8
Other Americas	–	–	–
	–	(1.6)	0.8

France	(0.9)	(0.9)	(1.1)
EMEA:
Italy	–	–	–
Other EMEA	3.3	3.0	2.6
	3.3	3.0	2.6
Asia Pacific	0.6	0.4	(0.1)
Right Management	–	–	–
Jefferson Wells	–	–	–
	$3.0	$0.9	$2.2

72 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

As Of And For The Year Ended December 31	2009	2008	2007
Total Assets
Americas:
United States	$607.9	$622.4	$602.4
Other Americas	218.9	218.9	236.8
	826.8	841.3	839.2
France	2,220.1	2,314.7	2,389.4
EMEA(a):
Italy	239.7	291.2	343.9
Other EMEA(a)	1,560.7	1,660.3	1,893.8
	1,800.4	1,951.5	2,237.7
Asia Pacific	314.4	411.2	411.8
Right Management	228.7	214.4	213.0
Jefferson Wells	22.8	42.5	67.7
Corporate(b)	800.6	846.6	1,068.1
	$6,213.8	$6,622.2	$7,226.9
Equity Investments
Americas:
United States	$–	$–	$17.6
Other Americas	–	–	–
	–	–	17.6
France	1.1	2.0	1.6
EMEA:
Italy	–	–	–
Other EMEA	64.0	55.6	60.6
	64.0	55.6	60.6
Asia Pacific	0.4	23.4	18.5
Right Management	–	–	0.4
Jefferson Wells	–	–
	$65.5	$81.0	$98.7
(a) Segment data presented has been revised for the effects of the restatement disclosed in Note 1 to the Consolidated Financial Statements.
(b) Corporate assets include assets that are not used in the operations of any segment, the most significant of which are goodwill and purchased intangibles.

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 73

Notes To Consolidated Financial Statements
in millions, except share and per share data

	2009	2008	2007
Long-Lived Assets(a)
Americas:
United States	$34.6	$42.9	$40.4
Other Americas	9.1	10.0	9.4
	43.7	52.9	49.8
France	42.1	54.9	65.3
EMEA:
Italy	8.6	11.4	14.3
Other EMEA	62.6	73.9	70.9
	71.2	85.3	85.2
Asia Pacific	13.9	17.6	18.3
Right Management	21.4	23.5	27.6
Jefferson Wells	2.7	5.4	6.1
Corporate	6.0	7.6	9.3
	$201.0	$247.2	$261.6
Additions to Long-Lived Assets
Americas:
United States	$3.2	$8.7	$15.6
Other Americas	2.2	6.1	5.2
	5.4	14.8	20.8
France	5.7	12.6	18.8
EMEA:
Italy	1.6	2.7	5.4
Other EMEA	12.6	37.9	35.5
	14.2	40.6	40.9
Asia Pacific	2.2	6.8	5.3
Right Management	6.3	7.8	12.3
Jefferson Wells	0.3	2.1	2.6
Corporate	1.0	2.2	0.8
	$35.1	$86.9	$101.5

(a) Further breakdown of Long-Lived Assets by geographical region is as follows:

	2009	2008	2007
Long-Lived Assets
United States	$44.9	$57.3	$57.9
France	45.1	58.3	69.1
Italy	9.3	12.3	14.8
United Kingdom	16.7	19.4	23.3
Total Foreign	156.1	189.9	203.7

74 Manpower 2009 Annual Report     Notes to Consolidated Financial Statements

16.
Quarterly Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Year Ended December 31, 2009(a)
Revenues from Services	$3,643.0	$3,793.5	$4,189.6	$4,412.6	$16,038.7
Gross profit	665.7	692.3	704.1	756.1	2,818.2
Operating profit (loss)(b)	1.4	19.0	(21.5)	42.8	41.7
Net (loss) earnings	(1.8)	16.3	(52.8)	29.1	(9.2)
Net (loss) earnings per share – basic	$(0.02)	$0.21	$(0.67)	$0.37	$(0.12)
Net (loss) earnings per share – diluted(c)	(0.02)	0.21	(0.67)	0.37	(0.12)
Dividends per share	–	0.37	–	0.37	0.74
Market price:
High	$35.73	$45.73	$58.03	$61.48
Low	23.75	32.53	38.54	46.71
Year Ended December 31, 2008(a)
Revenues from Services	$5,381.6	$5,900.7	$5,665.2	$4,589.6	$21,537.1
Gross profit(d)	962.7	1,149.4	1,024.4	950.4	4,086.9
Operating profit(e)	127.0	203.1	17.8	145.6	493.5
Net earnings (loss)	71.6	104.0	(46.1)	76.0	205.5
Net earnings (loss) per share – basic	$0.90	$1.31	$(0.59)	$0.98	$2.61
Net earnings (loss) per share – diluted(f)	0.89	1.30	(0.59)	0.97	2.58
Dividends per share	–	0.37	–	0.37	0.74
Market price:
High	$60.50	$70.35	$57.62	$42.29
Low	48.83	55.02	39.73	23.60

(a)
The unaudited quarterly data presented has been revised for the effects of the restatement disclosed in Note 1 to the Consolidated Financial Statements. The impact on revenues for the first, second and third quarter of 2009 was a decrease of $4.1, $3.1, and $2.5, respectively. The impact on revenues for the first, second, third and fourth quarter of 2008 was a decrease of $5.0, $4.2, $3.2, and $3.3, respectively. The impact on net (loss) earnings for the first, second and third quarter of 2009 was a decrease to earnings of $4.1, $3.0 and $2.4, respectively. The impact on net earnings (loss) for the first, second, third and fourth quarter of 2008 was a decrease to earnings of $3.9, $3.4, $2.9 and $3.2, respectively. The net (loss) earnings per share - diluted impact for the first, second and third quarter of 2009 was a decrease to earnings per share - diluted of $0.05, $0.04 and $0.03, respectively. The net earnings (loss) per share - diluted impact for the first, second, third and fourth quarter of 2008 was a decrease to earnings per share - diluted of $0.05, $0.05, $0.04 and $0.04, respectively. For the first quarter of 2009, our net earnings of $2.3 million as previously reported changed to a net loss of $1.8 million as restated; therefore, the weighted average shares - diluted for the first quarter of 2009 changed from 78.3 million to 78.1 million due to the net loss as the assumed exercise price of stock-based awards had an anitdilutive effect and were excluded from the calculation of weighted average shares - diluted.

(b)	Includes a $61.0 impairment charge recorded in the third quarter, and reorganization charges of $6.9, $13.0, $0.9 and $12.7 recorded in the first, second, third and fourth quarters, respectively.

(c)
The third quarter includes ($0.78) per share related to the impairment charge, ($0.07) per share for the loss on the sale of an equity investment and ($0.06) per share related to the extinguishment of our interest rate swap agreements and amended revolving credit facility. Also included in the results are reorganization costs of ($0.06) per diluted share in the first quarter, ($0.11) per diluted share in the second quarter, ($0.01) per diluted share in the third quarter and ($0.11) per diluted share in the fourth quarter.

(d)
The second quarter includes a $53.7 benefit related to the modification to the payroll tax calculation in France. The fourth quarter includes a $48.2 benefit due to a business tax refund in France and a $14.5 of additional benefit related to the modification to the payroll tax calculation in France.

(e)
In addition to the items in (d) above, the second quarter includes $54.1 of expense for the legal reserve recorded related to the French competition investigation, the third quarter includes a $163.1 impairment charge and the fourth quarter includes $37.2 of reorganization costs.

(f)
The second quarter includes $0.44 per diluted share benefit related to the modification to the payroll tax calculation in France and ($0.62) per diluted share decrease for the legal reserve recorded related to the French competition investigation. The third quarter includes ($1.94) per diluted share related to the impairment charge. The fourth quarter includes a $0.36 benefit for the business tax refund in France, an $0.11 benefit related to the modification to the payroll tax calculation in France and ($0.34) per diluted share for reorganization costs.

****

Notes to Consolidated Financial Statements     Manpower 2009 Annual Report 75

Selected Financial Data
in millions, except per share data

As Of And For The Year Ended December 31	2009	2008(a)	2007(a)	2006	2005
Operations Data
Revenues from Services	$16,038.7	$21,537.1	$20,486.1	$17,562.5	$15,845.4
Gross profit	2,818.2	4,086.9	3,834.4	3,146.0	2,861.8
Operating profit	41.7	493.5	811.2	532.1	428.8
Net (loss) earnings from continuing operations	(9.2)	205.5	473.7	305.7	255.1
Per Share Data
Net (loss) earnings from continuing operations – basic	$ (0.12)	$ 2.61	$ 5.70	$ 3.55	$ 2.89
Net (loss) earnings from continuing operations – diluted	(0.12)	2.58	5.60	3.48	2.81
Dividends	0.74	0.74	0.69	0.59	0.47
Balance Sheet Data
Total assets	$6,213.8	$6,622.2	$7,226.9	$6,514.1	$5,568.4
Long-term debt	715.6	837.3	874.8	791.2	475.0

The Notes to Consolidated Financial Statements should be read in conjunction with the above summary.

(a) Selected Financial Data presented has been revised for the effects of the restatement disclosed in Note 1 to the Consolidated Financial Statements.

Performance Graph

Set forth below is a graph for the periods ending December 31, 2004-2009 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 18.6% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2004 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

December 31	2009	2008	2007	2006	2005	2004
Manpower	$113	$70	$118	$155	$96	$100
S&P 400 Midcap Stock Index	110	81	129	121	111	100
S&P Supercomposite Human Resources and Employment Services Index	127	93	103	136	114	100

CERTIFICATIONS

Manpower has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2009, Jeffrey A. Joerres, Manpower’s Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by Manpower of the NYSE’s corporate governance listing standards.

76 Manpower 2009 Annual Report     Selected Financial Data

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

Manpower Inc. (NYSE: MAN) is a world leader in the employment services industry; creating and delivering services that enable its clients to win in the changing world of work. With over 60 years’ experience, the $16 billion company offers employers a range of services for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower’s worldwide network of nearly 4,000 offices in 82 countries and territories enables the company to meet the needs of its 400,000 clients per year, including small and medium size enterprises in all industry sectors, as well as the world’s largest multinational corporations. The focus of Manpower’s work is on raising productivity through improved quality, efficiency and cost-reduction across their total workforce, enabling clients to concentrate on their core business activities. Manpower Inc. operates under five brands: Manpower, Manpower Professional, Elan, Jefferson Wells and Right Management. More information on Manpower Inc. is available at www.manpower.com.

Principle Operating Units     Manpower 2009 Annual Report 77

Corporate Information

Directors	Management

JEFFREY A. JOERRES	JEFFREY A. JOERRES
Chairman, CEO and President	Chairman, CEO and President
Manpower Inc.
MICHAEL J. VAN HANDEL
MARC J. BOLLAND 2	Executive Vice President and CFO
CEO
Wm Morrison Supermarkets PLC	BARBARA J. BECK
Executive Vice President
GINA BOSWELL 1	President – Europe, Middle East and Africa
President of Global Brands	(Excluding France)
The Alberto-Culver Company
DARRYL GREEN
J. THOMAS BOUCHARD 2*,3	Executive Vice President
Retired Senior Vice President, Human Resources	President – Asia Pacific and Middle East
IBM
FRANÇOISE GRI
CARI DOMINGUEZ 2	Executive Vice President
Former Chair of the Equal Employment Opportunity	President – France
Commission
JONAS PRISING
JACK M. GREENBERG 2,3	Executive Vice President
Non-Executive Chairman	President – The Americas
Western Union Company
Retired Chairman and CEO	OWEN J. SULLIVAN
McDonald’s Corporation	Executive Vice President
CEO of Jefferson Wells, Right Management
TERRY A. HUENEKE 1
Retired Executive Vice President	MARA SWAN
Manpower Inc.	Executive Vice President
Global Strategy and Talent
ROBERTO MENDOZA 1
President	DAVID ARKLESS
Deming Mendoza & Co., LLC	Senior Vice President
President – Corporate and Government Affairs
ULICE PAYNE JR.1
President and CEO	DENIS EDWARDS
Addison-Clifton, LLC	Senior Vice President
Chief Information Officer
JOHN R. WALTER 2,3*
Retired President and COO	KEN C. HUNT
AT&T Corp.	Senior Vice President
Former Chairman, President and CEO	General Counsel and Secretary
R.R. Donnelley & Sons
TAMMY JOHNS
EDWARD J. ZORE 1*,3	Senior Vice President
President and CEO	Global Workforce Strategy
Northwestern Mutual
EMMA VAN ROOYEN
(NOTE: Final committee assignments to be made at the Board meeting in February)	Senior Vice President
BOARD COMMITTEES	Chief Marketing Officer
1 Audit Committee
2 Executive Compensation and Human Resources Committee
3 Nominating and Governance Committee
* Denotes Committee Chair

78 Manpower 2009 Annual Report     Corporate Information

WORLD HEADQUARTERS	INVESTOR RELATIONS WEBSITE
P.O. Box 2053	The most current corporate and investor information can
100 Manpower Place	be found on the Manpower Inc. corporate Web site at
Milwaukee, WI 53212 USA	www.manpower.com. Interested individuals may also
+1.414.961.1000	choose to receive Manpower press releases and other
www.manpower.com	information via e-mail by subscribing to our E-mail Alert
service at www.investor.manpower.com.
TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services	GOVERNANCE
P.O. Box 358015	As of February 1, 2010, the Corporate Governance
Pittsburgh, PA 15252-8015	Quotient indicated that Manpower outperformed 68.8%
Shareowners Toll Free: (800) 874-1547	of the companies in the S&P 400 and 85.5% of the
Foreign Shareowners: (201) 680-6578	companies in the Commercial and Professional Services
Web Site: www.bnymellon.com/shareowner/isd	Group. The Corporate Governance Quotient index is
issued by RiskMetrics Group Inc., a respected authority
STOCK EXCHANGE LISTING	on proxy voting and corporate governance.
NYSE Symbol: MAN
Governance Metrics International, an independent
FORM 10-K	corporate governance rating agency, rated Manpower
A copy of Form 10-K filed with the Securities and	a 7.0 on a scale of 1 to 10, with 10 being the highest
Exchange Commission for the year ended December 31,	ranking, on November 30, 2009. The average score for
2009 is available without charge after February 19, 2010	all U.S. companies rated by GMI is 7.2.
and can be obtained online at:
www.investor.manpower.com	Manpower’s governance structure is designed to ensure
or by writing to:	transparency in our operations and adherence to the
Michael J. Van Handel	regulations set forth by the U.S. Securities and Exchange
Manpower Inc.	Commission (SEC). Information on Manpower’s
100 Manpower Place	governance structure and policies can be found at
Milwaukee, WI 53212	www.manpower.com in the section titled “About
USA	Manpower.”

SHAREHOLDERS	SOCIAL RESPONSIBILITY
As of February 16, 2010, Manpower Inc. common stock	Manpower’s business is, in itself, socially responsible
was held by approximately 4,800 record holders.	because everything we do is geared toward connecting
people with jobs, which enables individuals to support
ANNUAL MEETING OF SHAREHOLDERS	themselves and their families. We strive to be socially
April 27, 2010 at 10 a.m.	responsible in every aspect of our business; however,
Manpower World Headquarters	we focus our resources primarily on where we can have
100 Manpower Place	the most impact, in creating a bridge to employment for
Milwaukee, WI 53212	disadvantaged individuals through various workforce
USA	development programs around the world. Additional
details regarding social responsibility efforts at Manpower
can be found in our most recent Social Responsibility
Report, which is accessible via our corporate Web site at
www.manpower.com/socialresponsibility.