Form 10-K, Exhibit 13
period 2010-12-31
MANPOWER INC /WI/
filed 2011-02-24
CIK 871763

AT A GLANCE

2010 Segment Revenues	2010 Segment
in millions ($)	Operating Unit Profit
in millions ($)

Americas 4,048.9 France 5,208.6 EMEA 7,087.2 Asia Pacific 2,147.2 Right Management 374.6	Americas 79.3 France 47.1 EMEA 204.9 Asia Pacific 47.2 Right Management 3.5
Stock Information
Shares Outstanding	2010 Share Price high and lOw	FiScal year end date	number OF ShareS iSSued
81,759,501	$65.14/ $40.58	December 31	108,294.605
(as of Dec 31, 2010)			(as of Dec 31, 2010)

avg. daily vOlume	StOck exchange	market caPitalizatiOn
900,000 +	NYSE (Ticker: MAN)	$5.1 billion
shares per day in 2010		(as of Dec 31, 2010)

Systemwide Offices	People Placed in	Strong Record of Long-Term Revenue Growth
	Permanent, Temporary and	in billions ($)
Contract Positions

Offices across 82 countries and territories allow us to meet the needs of clients in all industry segments. Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

16 Manpower 2010 Annual Report At a Glance

FINANCIAL HIGHLIGHTS

Revenues from Services(a)	Operating Profit	Operating Profit Margin	Return on Invested Capital
in millions ($)	in millions ($)		(ROIC)

2010 was a successful year. We	Operating Profit decreased to a	Operating Profit Margin decreased	Return on Invested Capital is
leveraged our footprint well,	loss of $122.0 million. Excluding	to (0.7%). Excluding the	defined as operating profit after tax
increasing our revenues by nearly	the non-recurring items, Operating	non-recurring items, Operating	divided by the average monthly
20% to $18.9 billion and exceeding	Profit increased 148% from 2009,	Profit Margin increased to 1.8%	total of net debt and equity for the
profitability expectations.	to $337.3 million in 2010.	in 2010.	year. Net debt is defined as total
debt less cash and cash equivalents.

Emerging Market Revenue	Net Earnings from	Total Capitalization	Net Earnings Per Share
in millions ($)	Continuing Operations	in millions ($)	from Continuing
	in millions ($)		Operations – Diluted ($)

Emerging market revenue grew	Net Earnings from Continuing	Debt as a percentage of total	Net Earnings Per Share from
30% in 2010. Key expansion	Operations decreased to a loss of	capitalization was 23% in both	Continuing Operations – Diluted
markets grew: China (+80%),	$263.6 million. Excluding	2010 and 2009, compared to 28%	decreased to a loss of $3.26.
Russia (+36%), India (+35%) and	non-recurring items, Net Earnings	in 2008.	Excluding non-recurring items, it
Brazil (+25%).	increased to $141.3 million in 2010.		increased 56.8% from 2009, to
earnings of $1.72.

(a)	Revenues from Services includes fees received from our franchise offices of $35.7 million, $35.7 million, $30.9 million, $22.3 million and $23.6 million for 2006, 2007, 2008, 2009 and 2010, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $1,497.0 million, $1,408.5 million, $1,148.1 million, $746.7 million and $968.0 million for 2006, 2007, 2008, 2009 and 2010, respectively. In the United States, where the majority of our franchises operate, Revenues from Services includes fees received from the related franchise operations of $24.4 million, $24.2 million, $17.7 million, $10.5 million and $13.7 million for 2006, 2007, 2008, 2009 and 2010, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,146.1 million, $1,055.1 million, $746.2 million, $459.3 million and $622.0 million for 2006, 2007, 2008, 2009 and 2010, respectively.	(d)	Amounts exclude the impact of the goodwill and intangible asset impairment charge related to our investment in Right Management, French business tax refund, French payroll tax modification, French competition investigation and global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(b)	Amounts exclude the impact of the goodwill and intangible asset impairment charges related to our investments in Right Management and Jefferson Wells, and global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)	(e)	Amounts exclude the impact of the payroll tax modification in France, French competition investigation and reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(c)	Amounts exclude the impact for the goodwill impairment charge related to our investment in Jefferson Wells, loss on the sale of an equity investment, charge related to the extinguishment of our interest rate swap agreements and amended revolving credit facility, and global reorganization charges (See Note 1 to the Consolidated Financial Statements for further information.)
Financial Highlights Manpower 2010 Annual Report 17

Table of Contents

19	Management’s Discussion & Analysis

21	Financial Measures

41	Management Report on Internal Control Over Financial Reporting

42	Report of Independent Registered Public Accounting Firm

44	Consolidated Statements of Operations

45	Consolidated Balance Sheets

46	Consolidated Statements of Cash Flows

47	Consolidated Statements of Shareholders’ Equity

48	Notes to Consolidated Financial Statements

78	Selected Financial Data

78	Performance Graph

79	Principle Operating Units

80	Corporate Information

Management’s Discussion & Analysis
of financial condition and results of operations

Business Overview

Manpower Inc. is the world leader in innovative workforce solutions and services. Our global network of nearly 3,900 offices in 82 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. We create power that drives organizations forward, accelerates personal success and builds more sustainable communities. We power the world of work.

By offering a complete range of workforce solutions and services, we can help any company – no matter where they are in their business evolution – raise productivity, improve strategy, quality, efficiency and cost reduction across their total workforce to achieve their business goals. Manpower Inc. provides a comprehensive suite of high-impact innovative workforce solutions and services for the entire business cycle including:
  Recruitment and Assessment – By leveraging our trusted brand, vertical knowledge and expertise, we know what talent looks like and where to find it; and we have built a deeper talent pool to provide our clients access to the people they need faster. Through our world-leading assessments, we gain a deeper understanding of the people we serve, allowing us to truly identify a candidate's potential, resulting in a better cultural match.
  Training and Development – We effectively and efficiently assess and develop skills, keeping our associates ahead of the curve so they can get the job done each time every time. We offer extensive training courses and leader development solutions for clients to maximize talent and optimize performance.
  Career Management – Right Management, the global leader in Talent and Career Management workforce solutions, engages consultants that value and understand the human side of business, making meaningful impact on both the people and organizations we serve. The countercyclical nature of the career transition industry helps strengthen our portfolio during down economic cycles.

  Outsourcing – Manpower Business Solutions (MBS) provides clients with outsourcing services related to human resources functions primarily in the areas of large-scale recruiting and workforce-intensive initiatives that are outcome-based, thereby sharing in the risk and reward with our clients. MBS includes Talent Based Outsourcing (TBO), Managed Service Programs (MSP), Borderless Talent Solutions (BTS) and Recruitment Process Outsourcing (RPO), where we are one of the largest providers of permanent and contingent recruitment in the world.

  Workforce Consulting – We are the global leader in innovative workforce solutions. We help clients create and align their workforce strategy to achieve their business strategy, increasing business agility and personal flexibility and accelerating personal and business success.

This comprehensive and diverse business mix allows us to mitigate the cyclical effects of the national economies in which we operate.

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2010, we connected 3.5 million people to opportunities and purpose, who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, temporary to permanent, skilled laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals – all turn to the Manpower group of companies for employment possibilities. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with the skills they need to enter the workforce. We provide a bridge to employment, building more sustainable communities. We have a unique ability to connect our deep understanding of human potential to the ambition of business so that organizations and individuals can capitalize on unseen opportunities and achieve more than they imagined.

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

Management’s Discussion & Analysis Manpower 2010 Annual Report 19

Management’s Discussion & Analysis
of financial condition and results of operations

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increasing demand as we experienced in 2010, we are able to improve our profitability and operating leverage as our current cost base can support some increase in business without a similar increase in selling and administrative expenses. During these periods, we generally see an increase in our working capital needs, resulting from an increase in our accounts receivable balance in-line with the revenue growth, which may result in a decline in operating cash flows.

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline at the same pace as revenues. In periods of economic contraction, we will have more significant expense deleveraging, as we can only reduce selling and administrative expenses to a certain level without negatively impacting the long-term potential of our branch network and brands.

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

Our career management services are counter-cyclical to our staffing services, which helps to minimize the impact of an economic downturn on our overall financial results.

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

Our staffing business is organized and managed primarily on a geographic basis, with the exception of Right Management, which operates as a separate global business unit. Each country and business unit generally has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; France; EMEA (Europe, Middle East and Africa, excluding France), which includes Italy and Other EMEA; Asia Pacific; and Right Management.

The Americas, France, EMEA, and Asia Pacific segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and MBS. MBS includes TBO, MSP, BTS and RPO. Right Management’s revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenue for us as a whole or for any segment.

20 Manpower 2010 Annual Report Management’s Discussion & Analysis

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

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 29 and 30.

Results Of Operations – Years Ended December 31, 2010, 2009 and 2008

During 2010, we saw improvement in most of our markets from that experienced in 2009 and the end of 2008. This allowed us to utilize our operating leverage and improve our operating results over the prior year. The improved operating leverage resulted from being able to utilize excess capacity in the network to support the revenue growth without a similar increase in our expenses. This leverage was possible as we made strategic cost reductions during the economic downturn, which reduced the adverse impact of the economy during the period yet preserved capacity within our network to handle the increased demand that we experienced during 2010. As expected, we also experienced a decline in our operating cash flows as our working capital needs increased with our revenue growth.

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends towards greater workforce flexibility within each of the countries in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increasing demand, we are generally able to improve operating profitability and operating leverage as our current cost base can support some increase in business without a similar increase in selling and administrative expenses. During these periods, we also see an increase in our working capital needs, resulting from an increase in our accounts receivable balance in-line with the revenue growth, which may result in a decline in operating cash flows.

While we experienced growth in our businesses in 2010, the strength or duration of this growth will be dependent on whether the underlying economies continue to improve. Given the uncertainties of predicting economic trends, however, it is not possible to predict when we will return to prior revenue and earnings levels

On April 5, 2010, we completed our acquisition of COMSYS IT Partners, Inc. (“COMSYS”) from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0 million, including debt of $47.1 million, which we repaid upon closing. The consideration was approximately 50% Manpower common stock (3.2 million shares at a fair value of $188.5 million) upon closing and approximately 50% cash (consideration of $191.4 million). COMSYS’s operating results have been included within our consolidated results from April 5, 2010 forward.

Management’s Discussion & Analysis Manpower 2010 Annual Report 21

Management’s Discussion & Analysis
of financial condition and results of operations

CONSOLIDATED RESULTS – 2010 COMPARED TO 2009

The following table presents selected consolidated financial data for 2010 as compared to 2009.
					Variance in
				Variance in	Organic
			Reported	Constant	Constant
(in millions, except per share data)	2010	2009	Variance	Currency	Currency
Revenues from services	$18,866.5	$16,038.7	17.6%	19.2%	15.5%
Cost of services	15,621.1	13,220.5	18.2
Gross profit	3,245.4	2,818.2	15.2	16.4	11.1
Gross Profit Margin	17.2%	17.6%
Selling and administrative expenses, excluding impairment charges	2,938.6	2,715.5
Goodwill and intangible asset impairment charges	428.8	61.0
Selling and administrative expenses	3,367.4	2,776.5	21.3	22.1	16.9
Selling and administrative expenses as a % of revenues	17.8%	17.3%
Operating (loss) profit	(122.0)	41.7	(392.6)	(366.9)	(377.2)
Operating Profit Margin	(0.6)%	0.3%
Net Interest expense	37.5	50.0	(25.0)
Other expenses	5.7	14.6	(61.0)
Loss before income taxes	(165.2)	(22.9)
Provision for income taxes	98.4	(13.7)
Effective income tax rate	59.5%	(59.9)%
Net loss	$(263.6)	$(9.2)
Net loss per share – diluted	$(3.26)	$(0.12)
Weighted average shares – diluted	81.0	78.3	3.4%

The year-over-year increase in Revenues from Services is primarily attributable to:
  increased demand for services in most of our markets, including the Americas, France, EMEA, and Asia Pacific, where revenues increased 44.8%, 18.0%, 14.8% and 14.5%, respectively, on a constant currency basis. Included in the Americas’ results for 2010 were revenues of $582.7 million associated with our acquisition of COMSYS. Excluding COMSYS and other acquisitions, the Americas’ revenues and our consolidated revenues increased 23.1% and 15.5%, respectively, on an organic constant currency basis.
  offset by decreased demand for Right Management’s services where revenues decreased 33.8% on a constant currency basis; and
  a 1.6% decrease due to the impact of currency exchange rates.
We continued to see an improvement in year-over-year revenue trends in the fourth quarter of 2010 in most of our major markets. The demand for our services depends heavily on the economy and the labor markets in the various countries where we operate, so it is difficult for us to predict the duration of these current trends.

The overall 40 basis point (-0.40%) decrease in Gross Profit Margin is attributed to:
  a 101 basis point (-1.01%) decline resulting from our outplacement revenue decline at Right Management, where the gross profit margin is higher than our Company average;
  a 30 basis point (-0.30%) decline from our organic temporary staffing business, because of pricing pressures in most of our markets during the latter part of 2009 and the beginning of 2010 due to the economic environment;
  offset by a 36 basis point (0.36%) impact due to a change in French law resulting in a reclassification of the French Business Tax from Cost of Services to the Provision for Income Taxes, effective January 1, 2010;
  a 26 basis point (0.26%) impact due to an increase in our temporary staffing and permanent recruitment gross margins resulting from the acquisition of COMSYS;
  a 15 basis point (0.15%) impact due to an increase in the permanent recruitment business; and
  a 14 basis point (0.14%) impact due to a change in the mix of our services.

22 Manpower 2010 Annual Report Management’s Discussion & Analysis

The 21.3% increase in Selling and Administrative Expenses in 2010, or 22.1% increase in constant currency, was due to:
  a $428.8 million goodwill and intangible asset impairment charge in the fourth quarter of 2010 related to Right Management and Jefferson Wells as compared to a $61.0 million goodwill impairment charge recorded in the third quarter of 2009 related to Jefferson Wells. (see Note 1 to the Consolidated Financial Statements for further information);
  the addition of COMSYS’s recurring selling and administrative costs subsequent to April 5, 2010 as well as $10.8 million of transaction costs and $20.8 million of amortization expense as a result of the acquisition; and
  an increase in organic salary-related costs due to an increase in headcount (to meet client demand in certain markets), as well as an increase in our variable incentive-based costs due to improved operating results.
Selling and Administrative Expenses as a percent of revenue increased 0.5% (+50 basis points) in 2010 compared to 2009. The change in Selling and Administrative Expenses as a percent of revenue consists of:
  a 180 basis point (+1.80%) increase due to an increase in the goodwill and intangible asset impairment charge recorded in 2010 as compared to 2009;
  offset by a 130 basis point (-1.30%) decrease due primarily to the leveraging of expenses, as we experienced an increase in revenues of 17.6% (or 19.2% in constant currency) without a commensurate increase in expenses during 2010 as compared to 2009.

Interest and Other Expenses is comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and Other Expenses were $43.2 million in 2010 compared to $64.6 million in 2009. Net Interest Expense decreased $12.5 million in 2010 to $37.5 million from $50.0 million in 2009 due primarily to the $7.5 million of interest expense we incurred in 2009 related to the early extinguishment of our interest rate swap agreements and the amendment of our revolving credit facility. Translation losses in 2010 were $3.3 million compared to $0.8 million in 2009. This increase was primarily related to the translation loss of $1.2 million for Venezuela, resulting from our Venezuelan reporting unit’s currency (Bolivar Fuerte) being devalued in January 2010 and the changing of its functional currency to the U.S. Dollar as its economy was deemed hyperinflationary effective January 1, 2010. In 2009, we also incurred a $10.3 million loss related to a sale of an equity investment in Japan.

We recorded an income tax expense at an effective rate of 59.5% for 2010 compared to an income tax benefit at an effective rate of 59.9% for 2009. The change in rate was due to the non-deductibility of the goodwill impairment charges in 2010 related to Right Management and Jefferson Wells as well as a significant change in the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items. The 2010 rate was also negatively impacted by $42.8 million, net of a U.S. Federal tax benefit of $22.5 million, related to a French Business Tax, which has been classified as a component of income tax beginning in January 2010, in accordance with the current accounting guidance on income taxes. Prior to January 2010, the French Business Tax had been presented as a component of Cost of Services. The French government changed the business tax from an asset-based tax to a profit-based tax, thereby requiring the classification of this tax as an income tax effective January 1, 2010.

The 2010 rate is higher than the U.S. Federal statutory rate of 35% due primarily to the non-deductible goodwill impairment charges related to Right Management and Jefferson Wells, the impact of non-U.S. income taxes, the impact of valuation allowances recorded for non-U.S. net operating losses, and the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items.

Net Loss Per Share – Diluted was a loss of $3.26 compared to a loss of $0.12 in 2009. This decrease was primarily related to a greater impact from the goodwill and intangible asset impairment charge ($384.3 million, net of tax, or $4.73 per diluted share) in 2010 compared to the goodwill impairment charge ($61.0 million, net of tax, or $0.78 per diluted share) in 2009.

Weighted Average Shares – Diluted increased 3.4% to 81.0 million in 2010 from 78.3 million in 2009. This increase was primarily a result of the issuance of 3.2 million shares as part of the COMSYS acquisition on April 5, 2010. Due to the net loss in both 2010 and 2009, all of the stock-based awards were antidilutive and therefore were excluded from the Weighted Average Shares – Diluted calculation for the years ended December 31, 2010 and 2009.

Management’s Discussion & Analysis Manpower 2010 Annual Report 23

Management’s Discussion & Analysis
of financial condition and results of operations

CONSOLIDATED RESULTS – 2009 COMPARED TO 2008

The following table presents selected consolidated financial data for 2009 as compared to 2008.

					Variance in
				Variance in	Organic
			Reported	Constant	Constant
(in millions, except per share data)	2009	2008	Variance	Currency	Currency
Revenues from services	$16,038.7	$21,537.1	(25.5)%	(20.9)%	(21.5)%
Cost of services	13,220.5	17,450.2	(24.2)
Gross profit	2,818.2	4,086.9	(31.0)	(27.0)	(27.7)
Gross Profit Margin	17.6%	19.0%
Selling and administrative expenses, excluding impairment charges	2,715.5	3,430.3
Goodwill and intangible asset impairment charges	61.0	163.1
Selling and administrative expenses	2,776.5	3,593.4	(22.7)	(18.2)	(18.9)
Selling and administrative expenses as a % of revenues	17.3%	16.7%
Operating profit	41.7	493.5	(91.5)	(91.3)	(91.9)
Operating Profit Margin	0.3%	2.3%
Net Interest expense	50.0	41.8	19.6
Other expenses	14.6	9.1	60.4
(Loss) earnings before income taxes	(22.9)	442.6
Provision for income taxes	(13.7)	237.1
Effective income tax rate	(59.9)%	53.6%
Net (loss) earnings	$(9.2)	$205.5
Net (loss) earnings per share – diluted	$(0.12)	$2.58
Weighted average shares – diluted	78.3	79.7	(1.7)%

The year-over-year decrease in Revenues from Services is primarily attributable to:
  decreased demand for services in most of our markets, including the Americas, France, EMEA, and Asia Pacific, where revenues decreased 14.4%, 29.2%, 21.7% and 9.2%, respectively, on a constant currency basis;
  a 4.6% decrease due to the impact of currency exchange rates;
  offset by increased demand for Right Management’s services where revenues increased 28.5% on a constant currency basis.

The overall 141 basis point (-1.41%) decrease in Gross Profit Margin is attributed to:
  a 107 basis point (-1.07%) decline from our temporary recruitment business mainly due to pricing pressures in most of our markets because of the economic environment during the period, a change in the mix of our staffing business as we saw our higher-margin small/medium sized businesses decline at a faster rate than our key account business, and a change in the geographic mix of our staffing business as countries with higher gross profit margins, such as Sweden, Germany, the Netherlands and Italy, reported larger declines in business than countries with relatively lower gross profit margins;
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

24 Manpower 2010 Annual Report Management’s Discussion & Analysis

The 22.7% decrease in Selling and Administrative Expenses in 2009, or 18.2% decrease in constant currency, was due to:
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
  a decline of $58.0 million of costs related to the French competition investigation ($54.1 million was recorded in the second quarter of 2008, of which $3.9 million was reversed in the first quarter of 2009; see Note 13 to the Consolidated Financial Statements for further information);
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
  a 122 basis point (+1.22%) increase due primarily to the deleveraging of expenses given the decline in revenues, as we could only decrease expenses to a certain level without negatively impacting the long-term potential of our branch network and brands;
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

We recorded an income tax benefit at an effective rate of 59.9% for 2009 compared to an income tax expense at an effective rate of 53.6% for 2008. The change in rate was due to the non-deductibility of the goodwill impairment charges related to Jefferson Wells in 2009 and Right Management in 2008, the impact in each year due to the non-deductibility of the French competition case reserve, as well as a significant change in the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items. This rate is different than the U.S. Federal statutory rate of 35% due primarily to the non-deductible goodwill impairment charges related to Jefferson Wells, the impact of valuation allowances recorded for non-U.S. net operating losses, the sale of an equity investment in Japan, and the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items.

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

Management’s Discussion & Analysis Manpower 2010 Annual Report 25

Management’s Discussion & Analysis
of financial condition and results of operations

Weighted Average Shares – Diluted decreased 1.7% to 78.3 million in 2009 from 79.7 million in 2008. This decline was primarily a result of an increase in the total antidilutive shares excluded from the calculation in 2009 compared to 2008. Due to the net loss in 2009, all of the stock-based awards were antidilutive and therefore were excluded from the Weighted Average Shares – Diluted calculation for the year ended December 31, 2009. In 2008, only those stock-based awards with exercise prices greater than the average market price of the common shares during 2008 were excluded from the Weighted Average Shares – Diluted calculation for the year ended December 31, 2008.

SEGMENT RESULTS

During the fourth quarter of 2010, our segment reporting was realigned due to our Jefferson Wells business being integrated with our Professional Finance and Accounting vertical within the United States. Accordingly, our former reportable segment, Jefferson Wells, is now reported within our United States operating segment as part of the Americas reportable segment. All previously reported results have been restated to conform to the current year presentation.

We evaluate performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, interest and other income and expense amounts or income taxes. During the third quarter of 2010, we redefined Operating Unit Profit to also exclude intangible asset amortization related to acquisitions. Therefore, these costs are no longer included as operating costs within the reportable segments and Corporate Expenses, and all intangible asset amortization expense is now shown separately. All previously reported results have been restated to conform to the current year presentation.

Effective January 2011, we created a new organizational structure in Europe in order to elevate our service quality throughout Europe, Middle East and Africa. We created two regions – Northern and Southern Europe. We will report on these new segments beginning in the first quarter of 2011. All previously reported results will be restated to conform to the new presentation.

Americas – The Americas segment is comprised of 872 Company-owned branch offices and 204 stand-alone franchise offices. In the Americas, Revenues from Services increased 47.1% (44.8% in constant currency) in 2010 compared to 2009, or 23.1% in organic constant currency in 2010. In the United States (which represented 68.7% of the Americas’ revenues), Revenues from Services improved 55.8% (22.4% in organic growth) in 2010 compared to 2009. The COMSYS acquisition, completed on April 5, 2010, contributed $582.7 million of Revenues from Services in 2010. The organic growth for the Americas and the United States was primarily due to an increase in volume in our core temporary staffing business as a result of the economic improvement. In Other Americas, Revenues from Services improved 30.8%, or 24.4% in constant currency, in 2010 compared to 2009. Mexico and Argentina also experienced strong growth, of 35.6% (27.2% in constant currency) and 18.3% (24.2% in constant currency), respectively, over 2009.

In 2009, Revenues from Services in the Americas decreased 18.2% (14.4% in constant currency), while Revenues from Services declined 20.1% in the United States. Other Americas’ Revenues from Services decreased 14.4%, or 3.1% in constant currency, in 2009 compared to 2008. These declines were primarily due to a decrease in our staffing volumes, both in our core temporary staffing business and our permanent recruitment business.

Gross Profit Margin increased in 2010 due to an increase in temporary staffing margins, which were aided in part by the COMSYS acquisition and the impact of reduced FICA taxes in the United States as a result of the Hire Act. This follows the decline in 2009, which resulted from the decrease in temporary staffing margins, caused by pricing pressures, a change in mix of our staffing business and the decline in our permanent recruitment business due to the current economic environment.

In 2010, Selling and Administrative Expenses increased 32.6% in constant currency primarily due to the addition of COMSYS’s recurring selling and administrative costs subsequent to April 5, 2010. In addition, organic salary-related costs increased due to additional headcount required to meet higher demand for our services as well as incurring additional variable incentive-based compensation costs due to improved operating results. In 2009, Selling and Administrative Expenses decreased 15.0% in constant currency due to our cost control efforts in response to lower revenue levels.

Operating Unit Profit (“OUP”) Margin in the Americas was 2.0%, -0.8% and 1.3% for 2010, 2009 and 2008, respectively. The changes in 2010 and 2009 were primarily due to the United States, where OUP Margin was 1.5%, -2.3% and 0.8% in 2010, 2009 and 2008, respectively. Other Americas OUP Margin was 2.9%, 2.1% and 2.3% in 2010, 2009 and 2008, respectively. This trend reflects the improved operating leverage in 2010 as we were able to support the increase in revenues without a similar increase in expenses and the changes in Gross Profit Margin over this period.

26 Manpower 2010 Annual Report Management’s Discussion & Analysis

France – In 2010, Revenues from Services in France increased 11.4% (18.0% in constant currency) compared to 2009. This was the result of strong growth in both our temporary staffing and permanent recruitment businesses. The increase in the permanent recruitment business was primarily due to the Pole Emploi contract, which is now expected to end by the middle of 2011.

In 2009, Revenues from Services in France decreased 32.6% (-29.2% in constant currency) compared to 2008. The decline was due to a drop in demand for our services as a result of the softening in the manufacturing and construction industries, which represents a significant portion of our staffing business in France.

Gross Profit Margin decreased in 2010 and 2009 due primarily to customer mix, and to the pricing pressures on our staffing business seen in the latter part of 2009 and through 2010. Offsetting this unfavorable impact was an improvement due to the growth in our permanent recruitment business.

In 2010, Selling and Administrative Expenses increased 6.5% in constant currency due to an increase in the number of employees as well as increased variable incentive-based costs. In 2009, Selling and Administrative Expenses decreased 18.7% in constant currency due in part to the costs recorded in 2008 related to the legal reserve for the French competition investigation and in part as a result of our cost reduction efforts throughout 2009.

Operating Unit Profit (“OUP”) Margin in France was 0.9%, 0.4% and 4.3% for 2010, 2009 and 2008, respectively. OUP Margin improved in 2010 primarily as a result of the leverage gained through the significant improvement in revenues with only a moderate increase in Selling and Administrative Expenses. OUP Margin declined in 2009 as a result of the pricing pressures noted above and the expense deleveraging resulting from the significant decline in revenues.

EMEA – The EMEA region includes operations throughout Europe, the Middle East and Africa (excluding France), which covers a total of 35 countries, delivering services through approximately 1,414 offices. In addition to our workforce solutions and services delivered under the Manpower brand, this region also includes Elan, which is a leading IT recruitment and managed services firm, operating across 17 countries in the region, and Brook Street, which provides recruitment services in the United Kingdom. The largest operations in this segment are in Italy, the Nordics, Elan, the United Kingdom, Germany and the Netherlands, which comprise 14.7%, 14.3%, 13.2%, 10.7%, 9.9% and 8.3%, respectively, of EMEA revenue in 2010.

Revenues from Services in EMEA increased 12.1% (14.8% in constant currency) in 2010 as compared to 2009. In 2010, Italy experienced an increase of 9.8% (16.0% in constant currency) compared to 2009 while Other EMEA increased 12.5% (14.6% in constant currency). Constant currency revenue improvements were experienced in all of the major markets and led by Germany, which increased Revenues from Services by 25.6% in constant currency. These revenue improvements were generated in both our temporary staffing business and permanent recruitment business. In 2009, Revenues from Services in EMEA decreased 29.3% (-21.7% in constant currency) due to the economic conditions during the period, which unfavorably impacted the demand for our services. Italy experienced revenue declines of 37.4% (-34.2% in constant currency) in 2009. Other EMEA also experienced revenue declines of 27.6% (-19.2% in constant currency) in 2009.

Gross Profit Margin improved slightly in 2010 due to a slight improvement in our temporary staffing margin and an increase in permanent recruitment revenues. In 2009, Gross Profit Margin declined due to the increase in pricing pressures in most of our markets, a shift in the mix of business to countries with lower profit margins and the decline in the permanent recruitment business.

In 2010, Selling and Administrative Expenses decreased 0.3% (an increase of 1.9% in constant currency) compared to 2009. The constant currency increase in Selling and Administrative Expenses was due primarily to increased compensation costs arising from a slight headcount increase and an increase in variable incentive compensation as a result of the improved results. In 2009, Selling and Administrative Expenses decreased 18.1% in constant currency due to cost reduction efforts in response to the lower revenue levels.

OUP Margin for EMEA was 2.9%, 1.0% and 4.0% in 2010, 2009 and 2008, respectively. In 2010, improvement in our OUP Margin was seen in both Italy and Other EMEA as the OUP Margin increased 160 bps and 200 bps, respectively, to 4.5% and 2.6%, respectively. In 2009, the decline was experienced across the region as revenues declined more than expenses.
Management’s Discussion & Analysis Manpower 2010 Annual Report 27

Management’s Discussion & Analysis
of financial condition and results of operations

Asia Pacific – In 2010, Revenues from Services increased 24.3%, or 14.5% in constant currency compared to 2009. In Japan (which represented 49.4% of Asia Pacific’s 2010 revenues), revenues increased 3.1%, but decreased 3.5% in constant currency in 2010 as compared 2009. In 2010, Australia, which represented 25.6% of Asia Pacific’s 2010 revenues, experienced a revenue increase of 76.9% or 53.6% in constant currency over 2009. This was the result of adding the Australian Defence Force contract in 2010. We also saw strong growth in 2010 in China, India and our ASEAN businesses. Revenues from Services in 2009 decreased 6.2%, or 9.2% in constant currency, compared to 2008.

Gross Profit Margin increased in 2010 compared to 2009, primarily due to the growth in our permanent recruitment business, driven primarily by the addition of the Australian Defence Force contract. This was partly offset by a decline in our staffing gross margins due to changes in business mix during 2010. Gross Profit Margin decreased in 2009 compared to 2008 primarily due to a change in the mix of our staffing business as well as the decline in the permanent recruitment business.

Selling and Administrative Expenses increased in 2010 compared to 2009 to support the business growth during the year, including the Australian Defence Force contract, which was won in early 2010. In addition, 2009 included the benefit of a gain of $4.3 million (¥392.4 million) related to the termination of our Japanese defined benefit pension plan. Selling and Administrative Expenses as a percent of revenues increased only slightly in 2010 compared to 2009. Selling and Administrative Expense decreased in 2009 compared to 2008 primarily due to the continued cost reduction efforts in response to the lower revenue levels of 2009.

OUP Margin for Asia Pacific improved to 2.2% in 2010 compared to 1.5% in 2009 and 1.6% in 2008 due to the improvement in revenues and Gross Profit Margin noted above, without the corresponding increase in costs.

Right Management – Right Management is a leading global provider of integrated human capital consulting services and solutions across the employment lifecycle operating through 212 offices in over 50 countries.

In 2010, Revenues from Services decreased 33.0%, or 33.8% in constant currency, to $374.6 million. The decrease was due primarily to the decline in the demand for the counter-cyclical career management services, where revenues generally decline as we begin to experience an economic recovery, as we saw in 2010. Mass lay-offs have declined sharply throughout 2010 following the larger employment reductions made by clients in 2009, with no meaningful seasonal improvement as originally anticipated in our fourth quarter of 2010. The 43.5% decline in constant currency in career management services was partially offset by an increase of 16.1% in constant currency in our talent management business.

Gross Profit Margin decreased in 2010 compared to 2009 as a result of the decline in the career management services, which have a relatively higher margin than the talent management business. Gross Profit Margin had increased in 2009 due to the increase in our higher-margin career management business.

In 2010, Selling and Administrative Expenses decreased 17.2% in constant currency compared to 2009 primarily due to cost reduction efforts and a reduction in variable incentive-based compensation costs due to the decline in profitability. Offsetting these decreases, Right Management recorded $19.4 million of reorganization costs as we reorganized our operations in response to the lower demand for career management services in 2010. Selling and Administrative Expenses increased 14.5% in constant currency to support the increased demand in 2009, including the impact of increased variable incentive-based compensation costs due to the significant increase in profitability.

OUP Margin for Right Management was 0.9%, 20.3% and 9.9% for 2010, 2009 and 2008, respectively. OUP Margin in 2010 was unfavorably impacted by the significant decrease in our career management business as well as incurring reorganization costs during the year. OUP Margin in 2009 was exceptionally high given the strong revenue growth for the career management business in 2009 as a result of the economic downturn.

28 Manpower 2010 Annual Report Management’s Discussion & Analysis

Financial Measures – Constant Currency And Organic Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency And Organic Constant Currency on page 21 for further information.)
					Impact of	Organic
	Reported			Variance	Acquisitions	Constant
Amounts represent 2010	Amount	Reported	Impact of	in Constant	(In Constant	Currency
Percentages represent 2010 compared to 2009	(in millions)	Variance	Currency	Currency	Currency)	Variance
Revenues from Services
Americas:
United States	$2,783.4	55.8%	–%	55.8%	33.4%	22.4%
Other Americas	1,265.5	30.8	6.4	24.4	–	24.4
	4,048.9	47.1	2.3	44.8	21.7	23.1
France	5,208.6	11.4	(6.6)	18.0	–	18.0
EMEA:
Italy	1,044.2	9.8	(6.2)	16.0	–	16.0
Other EMEA	6,043.0	12.5	(2.1)	14.6	–	14.6
	7,087.2	12.1	(2.7)	14.8		14.8
Asia Pacific	2,147.2	24.3	9.8	14.5	–	14.5
Right Management	374.6	(33.0)	0.8	(33.8)	–	(33.8)
Manpower Inc.	$18,866.5	17.6%	(1.6)%	19.2%	3.7%	15.5%
Gross Profit - Manpower Inc.	$3,245.4	15.2%	(1.2)%	16.4%	5.3%	11.1%
Operating Unit Profit
Americas:
United States	$42.8	203.3%	–%	203.3%	62.0%	141.3%
Other Americas	36.5	81.4	8.5	72.9	–	72.9
	79.3	472.2	8.0	464.2	120.6	343.6
France	47.1	126.4	(23.7)	150.1	–	150.1
EMEA:
Italy	47.5	70.2	(11.9)	82.1	–	82.1
Other EMEA	157.4	353.0	(15.0)	368.0	–	368.0
	204.9	227.0	(13.7)	240.7	–	240.7
Asia Pacific	47.2	78.4	14.8	63.6	–	63.6
Right Management	3.5	(96.9)	1.1	(98.0)	–	(98.0)
Operating Loss - Manpower Inc.	(122.0)	(392.6)%	(25.7)%	(366.9)%	10.3%	(377.2)%

Management’s Discussion & Analysis Manpower 2010 Annual Report 29

Management’s Discussion & Analysis
of financial condition and results of operations

					Impact of	Organic
	Reported			Variance	Acquisitions	Constant
Amounts represent 2009	Amount	Reported	Impact of	in Constant	(In Constant	Currency
Percentages represent 2009 compared to 2008	(in millions)	Variance	Currency	Currency	Currency)	Variance
Revenues from Services
Americas:
United States	$1,786.0	(20.1)%	–%	(20.1)%	4.3%	(24.4)%
Other Americas	967.3	(14.4)	(11.3)	(3.1)	–	(3.1)
	2,753.3	(18.2)	(3.8)	(14.4)	2.8	(17.2)
France	4,675.5	(32.6)	(3.4)	(29.2)	–	(29.2)
EMEA:
Italy	950.8	(37.4)	(3.2)	(34.2)	–	(34.2)
Other EMEA	5,371.7	(27.6)	(8.4)	(19.2)	0.5	(19.7)
	6,322.5	(29.3)	(7.6)	(21.7)	0.4	(22.1)
Asia Pacific	1,728.0	(6.2)	3.0	(9.2)	–	(9.2)
Right Management	559.4	23.7	(4.8)	28.5	–	28.5
Manpower Inc.	$16,038.7	(25.5)%	(4.6)%	(20.9)%	0.6%	(21.5)%
Gross Profit - Manpower Inc.	$2,818.2	(31.0)%	(4.0)%	(27.0)%	0.7%	(27.7)%
Operating Unit (Loss) Profit
Americas:
United States	$(41.4)	(338.1)%	–%	(338.1)%	(19.0)%	(319.1)%
Other Americas	20.1	(22.2)	(11.7)	(10.5)	–	(10.5)
	(21.3)	(149.3)	(7.0)	(142.3)	(7.6)	(134.7)
France	20.8	(93.0)	(0.4)	(92.6)	–	(92.6)
EMEA:
Italy	27.9	(76.8)	(0.3)	(76.5)	–	(76.5)
Other EMEA	34.7	(85.4)	1.0	(86.4)	2.6	(89.0)
	62.6	(82.5)	0.6	(83.1)	1.7	(84.8)
Asia Pacific	26.5	(9.3)	10.6	(19.9)	–	(19.9)
Right Management	113.4	153.6	(5.2)	158.8	–	158.8
Operating Profit - Manpower Inc.	41.7	(91.5)%	(0.2)%	(91.3)%	0.6%	(91.9)%

Cash Sources And Uses

Cash used to fund our operations is primarily generated through operating activities and our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2010 we have identified approximately $330.0 million of non-U.S. funds that will likely be repatriated, the majority of which is related to Manpower France. We may repatriate additional funds in the future as cash needs arise.

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

During 2010, cash provided by operating activities was $182.1 million, compared to $414.3 million for 2009 and $792.0 million for 2008. The decrease in cash generated from operating activities in 2010 from 2009 was primarily attributable to increased working capital needs as the result of our business recovering from the global economic downturn that has impacted the demand for our services over the past two years. Changes in operating assets and liabilities utilized approximately $76.4 million of cash in 2010 as compared to providing cash of $239.4 million in 2009 and $305.1 million in 2008. This cash decrease through changes in net operating assets in 2010 was primarily due to the increase in the accounts receivable given the impact of the economic growth on demand for our services.

30 Manpower 2010 Annual Report Management’s Discussion & Analysis

Accounts receivable increased to $3,844.1 million as of December 31, 2010 from $3,070.8 million as of December 31, 2009. The increase in accounts receivable was due to increased business volumes, offset by changes in foreign currency exchange rates. At exchange rates as of December 31, 2009, the December 31, 2010 balance would have been approximately $115.6 million higher than reported.

Offsetting these working capital increases was the unfavorable impact in 2009 of the €42.0 million ($55.6 million) competition investigation fine payment in France. (See Note 13 to the Consolidated Financial Statements for further information.)

Capital expenditures were $58.5 million, $35.1 million and $93.1 million during 2010, 2009 and 2008, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $1.4 million, $2.0 million and $6.3 million in 2010, 2009 and 2008, respectively.

In April 2010, we acquired COMSYS IT Partners, Inc. (“COMSYS”), a leading professional staffing firm in the U.S., from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0 million, including debt of $47.1 million, which we repaid upon closing. The consideration was approximately 50% Manpower common stock (3.2 million shares with a fair value of $188.5 million upon closing) and approximately 50% cash (consideration of $191.4 million). In addition, we incurred approximately $10.8 million of transaction costs associated with the acquisition during the year ended December 31, 2010, which have been classified in Selling and Administrative Expenses. Goodwill and intangible assets related to this transaction were $281.6 million and $106.3 million, respectively, as of December 31, 2010.

In April 2008, we acquired Vitae, a leading professional placement firm in the Netherlands, for total consideration, net of cash acquired, of $114.7 million (€72.6 million). Goodwill and intangible assets related to this transaction were $81.9 million and $12.2 million, respectively, as of December 31, 2010 and $87.6 million and $15.9 million, respectively, as of December 31, 2009.

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding COMSYS and Vitae, the total cash consideration paid for acquisitions, net of cash acquired for the years ended December 31, 2010, 2009 and 2008 was $32.3 million, $21.6 million and $127.3 million, respectively. Goodwill and intangible assets resulting from these 2010 acquisitions were $26.2 million and $6.4 million, respectively, as of December 31, 2010.

In September 2009, we sold an equity investment in Japan for cash proceeds of $13.3 million, which resulted in a loss of $10.3 million.

Repayments of debt were $14.9 million in 2010 compared to $227.4 million in 2009 and borrowings of $79.0 million for 2008. We use excess cash to pay down borrowings under facilities when appropriate.

In December 2010, the Board of Directors authorized the repurchase of 3.0 million shares of our common stock. This authorization is in addition to the 2007 authorization to repurchase 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0 million, on which there were 0.2 million shares, at a cost of up to $147.3 million, remaining for repurchase as of December 31, 2010. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Under the 2007 authorization, we repurchased 0.9 million, 2.2 million and 1.7 million shares of common stock at a total cost of $34.8 million, $112.2 million and $105.7 million during 2010, 2008 and 2007, respectively. No shares were repurchased in 2009.

During each of 2010, 2009 and 2008, the Board of Directors declared total cash dividends of $0.74 per share, resulting in total dividend payments of $60.8 million, $58.0 million and $58.1 million, respectively.

Management’s Discussion & Analysis Manpower 2010 Annual Report 31

Management’s Discussion & Analysis
of financial condition and results of operations

We have aggregate commitments of $1,680.6 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	2011	2012-2013	2014-2015	Thereafter
Long-term debt including interest	$30.4	$695.1	$–	$–
Short-term borrowings	28.0	–	–	–
Operating leases	208.0	266.4	141.2	137.4
Severances and other office closure costs	25.9	6.7	1.6	–
Other	40.3	55.0	17.0	27.6
	$332.6	$1,023.2	$159.8	$165.0

Our liability for unrecognized tax benefits, including related interest and penalties, of $22.1 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.

We recorded reorganization costs of $36.1 million, $33.5 million and $37.2 million in 2010, 2009 and 2008, respectively, in Selling and Administrative Expenses, primarily related to severances and office closures and consolidations in several countries. As of December 31, 2010, $80.9 million has been paid out of these reserves, of which $23.1 million was paid during 2010. We expect a majority of the remaining $34.2 million will be paid in 2011. (See Note 1 to the Consolidated Financial Statements for further information.)

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $168.1 million and $163.3 million as of December 31, 2010 and 2009, respectively ($131.4 million and $120.3 million for guarantees, respectively, and $36.7 million and $43.0 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.8 million and $1.6 million in 2010 and 2009, respectively.

Capital Resources

Total capitalization as of December 31, 2010 was $3,095.2 million, comprised of $698.0 million in debt and $2,397.2 million in equity. Debt as a percentage of total capitalization was 23% as of both December 31, 2010 and 2009.

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

When these facilities mature, we plan to repay these amounts with available cash or refinance them with new long-term facilities. In the event that the economy declines again for an extended period of time, we may be unable to repay these amounts with available cash and, as such, we may need to replace these borrowings with new long-term facilities. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we need to replace our facilities.

32 Manpower 2010 Annual Report Management’s Discussion & Analysis

Our Euro-denominated notes have been designated as a hedge of our net investment in subsidiaries with a Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, all foreign exchange gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income (Loss). (See Significant Matters Affecting Results of Operations and Notes 7 and 12 to the Consolidated Financial Statements for further information.)

REVOLVING CREDIT AGREEMENT

We have a $400.0 million revolving credit agreement (the “credit agreement”) with a syndicate of commercial banks that expires November 2012. The credit agreement allows for borrowings in various currencies and up to $150.0 million may be used for the issuance of standby letters of credit.

On October 16, 2009, we amended our revolving credit agreement (“Revolving Credit Agreement”) to revise certain terms and financial covenants, including a reduction in the size of the facility from $625.0 million to $400.0 million. The Revolving Credit Agreement requires that we comply with maximum Debt-to-EBITDA ratios, ranging from 3.25 to 1 to 6.00 to 1 beginning with the quarter ended September 30, 2009 through the quarter ending June 30, 2010, returning to a ratio of 3.25 to 1 for the quarter ending September 30, 2011 and each quarter thereafter. The Revolving Credit Agreement also requires that we comply with minimum Fixed Charge Coverage ratios of 1.25 to 1 beginning with the quarter ended December 31, 2009, gradually returning to a ratio of 2.0 to 1 for the quarter ending March 31, 2012 and each quarter thereafter.

As defined in the Revolving Credit Agreement, we had a Debt-to-EBITDA ratio of 1.60 to 1 (compared to a maximum allowable ratio of 5.25 to 1) as of December 31, 2010 and a Fixed Charge Coverage ratio of 2.41 to 1 (compared to a minimum required ratio of 1.25 to 1) as of December 31, 2010. Based on our current forecast, we expect to be in compliance with our financial covenants for the next 12 months.

Under our Revolving Credit Agreement, we have a ratings-based pricing grid which determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit ratings, the facility fee is 45 bps, and the credit spread is 255 bps. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.6 million to $1.3 million annually. As of December 31, 2010, the interest rate under the agreement was Libor plus 2.55% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings).

On October 16, 2009, we repaid the €100.0 million ($146.4 million) borrowings outstanding under our Revolving Credit Agreement, and terminated the related interest rate swap agreements. As a result, we incurred approximately $7.5 million in fees classified as interest expense, which was recorded in the third quarter ended September 30, 2009. We have no borrowings under this credit agreement as of December 31, 2010. (See Significant Matters Affecting Results of Operations for further information.)

Outstanding letters of credit issued under the credit agreement totaled $2.2 million and $8.6 million as of December 31, 2010 and 2009, respectively. Additional borrowings of $397.8 million were available to us under the credit agreement as of December 31, 2010.

OTHER

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2010, such uncommitted credit lines totaled $395.7 million, of which $367.7 million was unused. Under the credit agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $271.8 million could have been made under these lines as of December 31, 2010.

In December 2010, Standard and Poor’s raised our credit outlook from negative to stable, while maintaining the BBB- credit rating. Our credit rating from Moody’s Investors Services is Baa3 with a stable outlook. The rating agencies use a proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance. Both of the current credit ratings are investment grade.

Management’s Discussion & Analysis Manpower 2010 Annual Report 33

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

Bad Debt Expense, which increases our Allowance for Doubtful Accounts, is recorded as a Selling and Administrative Expense and was $28.9 million, $27.8 million and $23.4 million for 2010, 2009 and 2008, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for Doubtful Accounts, are recorded as a reduction to our Accounts Receivable balance and were $33.5 million, $39.0 million and $21.5 million for 2010, 2009 and 2008, respectively.

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

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the U.S., Norway and other European countries. Annual expense relating to these plans is recorded as Selling and Administrative Expense and is estimated to be approximately $10.8 million in 2011, compared to $9.2 million, $6.7 million and $15.5 million in 2010, 2009 and 2008, respectively. This expense decreased subsequent to 2008 as we terminated our Japanese plan in January 2009 and replaced it with a defined contribution plan. The termination resulted in a curtailment and settlement gain of $4.3 million in 2009, which also decreased the 2009 expense.

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

We used a weighted-average discount rate of 5.1% for both the U.S. and non-U.S. plans in determining the estimated pension expense for 2011. These rates compare to the 5.7% and 5.5% weighted-average discount rates for the U.S. plans and non-U.S. plans, respectively, used in determining the estimated pension expense for 2010, and reflect the current interest rate environment. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate would impact 2011 consolidated pension expense by approximately $2.0 million and $1.1 million, respectively, for the non-U.S. plans. The change would have a minimal impact for the U.S. plans. We have selected a weighted-average expected return on plan assets of 7.0% for the U.S. plans and 5.3% for the non-U.S. plans in determining the estimated pension expense for 2011. The comparable rates used for the calculation of the 2010 pension expense were 7.3% and 5.5% for the U.S. plans and non-U.S. plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2011 consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.6 million for the non-U.S plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 8 to the Consolidated Financial Statements for further information.)

34 Manpower 2010 Annual Report Management’s Discussion & Analysis

U.S. Workers’ Compensation

In the U.S., we are self-insured in most states for workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2010 and 2009 was $74.9 million and $71.3 million, respectively. Workers’ compensation expense is recorded as a component of Cost of Services.

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

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. During 2010, we saw an increase in our industrial and light industrial business, which was mitigated by an increase in our professional business, primarily due to the COMSYS acquisition. In addition, we continued our focus on safety, which includes training of contingent workers and client site reviews. Given our current claims experience and cost per claim, we do not expect a significant change in our workers’ compensation reserve in the near future. However, we have historically experienced an increase in claims frequency (defined as number of claims per 10,000 billable hours) following a recessionary period. While we did not see this occur in 2010, we could potentially experience higher costs for a 1 to 2 year period starting in 2011.

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

In France, we currently maintain a reserve for the unaudited years of 2007 through 2010, which has been estimated based on the results of past audits, changes in business volumes and the recently received assessment related to the audit of 2007 and 2008. While some adjustment may be appropriate as we finalize the audit, we do not expect any significant adjustments to the recorded amount in the near term.

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

Management’s Discussion & Analysis Manpower 2010 Annual Report 35

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

Significant factors impacting Deferred Revenue are the type of programs and projects sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred Revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred Revenue. As of December 31, 2010 and 2009, the current portion of Deferred Revenue was $53.8 million and $54.3 million, respectively, and the long-term portion of Deferred Revenue was $29.8 million and $25.2 million, respectively.

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2010. There was no impairment of our goodwill or indefinite-lived intangible assets recorded in the third quarter of 2010.

In the fourth quarter of 2010, two of our reporting units, Right Management and Jefferson Wells, each experienced strong indicators of impairment due to continued deterioration in market conditions for both reporting units as they experienced further than anticipated profitability declines in the fourth quarter, which led us to adjust our long-term outlooks for each reporting unit. As a result, we performed an impairment test of our goodwill and indefinite-lived intangible assets during the fourth quarter of 2010, which resulted in a non-cash impairment charge of $311.6 million ($311.6 million after-tax) for goodwill associated with Right Management and Jefferson Wells. In addition, we incurred a non-cash impairment charge of $117.2 million for the tradenames associated with these two reporting units. We recorded a $44.5 million deferred tax asset related to the tradename impairment in the fourth quarter of 2010.

The goodwill and intangible asset impairment charge was non-cash in nature and does not impact our liquidity, cash flows provided by operating activities or future operations. (See Note 1 to the Consolidated Financial Statements for further information.)

36 Manpower 2010 Annual Report Management’s Discussion & Analysis

For Right Management, our anticipated revenues and income decreased to a level which required us to adjust the size premium included in our discount rate. In addition, the beta used to calculate the discount rate changed slightly due to a change in the mix of our comparable companies as one of the companies utilized in our annual testing had been acquired during the fourth quarter. These changes resulted in a 3% increase in the discount rate to 13%, being utilized in our fourth quarter impairment testing for Right Management.

For Jefferson Wells, our discount rate was relatively flat in our fourth quarter impairment testing at 12.5% as compared to 12.4% utilized in our annual testing performed in 2010.

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2009 and 2008, which resulted in non-cash impairment charges of $61.0 million in 2009 for goodwill associated with our Jefferson Wells reporting unit and $163.1 million in 2008 for goodwill ($140.8 million) and tradename ($22.3 million) associated with our Right Management reporting unit. We also recorded an $8.5 million deferred tax asset related to the tradename impairment in 2008.

The 2009 impairment was due in part to continued deterioration in market conditions, which resulted in Jefferson Wells experiencing significant revenue declines during 2009 and 2008. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of the market conditions and economic uncertainty at that time.

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

Significant assumptions used in our goodwill impairment tests during the third quarter and fourth quarter of 2010 included: expected revenue growth rates, operating unit profit margins, and working capital levels; discount rates ranging from 9.7% to 21.2%; and a terminal value multiple. The discount rate was impacted favorably as compared to our previous valuations primarily by the utilization of a lower risk free rate in 2010. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

If the reporting unit’s fair value is less than its carrying value, as was the case for Right Management and Jefferson Wells in the fourth quarter 2010, we are required to perform a second step. In the second step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangibles assets, in a “hypothetical” calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

The table below provides select reporting units’ estimated fair values and carrying values, which were determined as part of our annual goodwill impairment test performed in the third quarter ended September 30, 2010, except for Right Management and Jefferson Wells, which were also tested in the fourth quarter ended December 31, 2010. Only those reporting units that have a significant amount of goodwill have been included.

(in millions)	Right Management	United States	Elan	Netherlands (Vitae)	Jefferson Wells
Estimated fair values	$140.4	$991.1	$429.3	$174.7	$96.6
Carrying values	146.7	841.3	233.1	119.0	80.0

Management’s Discussion & Analysis Manpower 2010 Annual Report 37

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

During the fourth quarter of 2010, we also performed an impairment test of our long-lived tangible and intangible assets for Right Management at the asset group level and determined that the undiscounted cash flows were in excess of the carrying value. As such, no impairment of these assets was recognized.

We did not perform an interim impairment test on any of our other reporting units with goodwill and indefinite-lived intangible assets in the fourth quarter of 2010 as we noted no significant indicators of impairment as of December 31, 2010.

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

Approximately 84% of our revenues and profits are generated outside of the U.S., with approximately 46% generated from our European operations that use the Euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the U.S. Dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into U.S. Dollars at the monthly weighted-average exchange rates for the year. Consequently, as the value of the U.S. Dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2010, the U.S. Dollar was volatile, but generally strengthened, against many of the currencies of our major markets. Revenues from Services in constant currency were approximately 1.6% higher than reported. If the U.S. Dollar had strengthened an additional 10% during 2010, Revenues from Services would have decreased by approximately 8.4% from the amounts reported.

Fluctuations in currency exchange rates also impact the U.S. Dollar amount of our Shareholders’ Equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. Dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders’ Equity as a component of Accumulated Other Comprehensive Income (Loss). The U.S. Dollar strengthened relative to many foreign currencies as of December 31, 2010 compared to December 31, 2009. Consequently, Shareholders’ Equity decreased by $14.4 million as a result of the foreign currency translation during the year. If the U.S. Dollar had strengthened an additional 10% as of December 31, 2010, resulting translation adjustments recorded in Shareholders’ Equity would have decreased by approximately $45.5 million from the amounts reported.

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

As of December 31, 2010, there were £2.9 million ($4.5 million) of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2011. Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings.

As of December 31, 2010, we had $668.3 million of long-term borrowings denominated in Euros (€500.0 million) which have been designated as a hedge of our net investment in subsidiaries with the Euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income (Loss). Shareholders’ Equity decreased by $30.5 million, net of tax, due to changes in Accumulated Other Comprehensive Income (Loss) during the year due to the currency impact on these borrowings.

38 Manpower 2010 Annual Report Management’s Discussion & Analysis

On January 7, 2010, Venezuela’s National Consumer Price Index for December 2009 was released, which noted that the cumulative three-year inflation rates for both of Venezuela’s inflation indices were over 100%. Under the current accounting guidance, since the country’s economy is considered highly inflationary, the functional currency of the foreign entity (Bolivar Fuerte) must be remeasured to the functional currency of the reporting entity (U.S. Dollar) effective January 1, 2010. As such, all currency adjustments related to the assets and liabilities of our Venezuelan subsidiary are now reported as translation gains or losses in our Consolidated Statements of Operations.

In addition, the Venezuelan government announced on January 8, 2010 that it was devaluing their currency in half as compared to the U.S. Dollar. As a result, we recorded a translation loss of $1.2 million in the first quarter of 2010.

Interest Rates – Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2010, we had the following fixed- and variable-rate borrowings:

		Weighted-
		Average
(in millions)	Amount	Interest Rate(1)
Variable-rate borrowings	$28.0	7.0%
Fixed-rate borrowings	670.0	4.64%
Total debt	$698.0	4.74%

(1)	The rates are impacted by currency exchange rate movements.

Prior to the fourth quarter of 2009, we had various interest rate swap agreements in order to fix our interest costs on €100.0 million of Euro-denominated variable rate borrowings. We repaid the borrowings and terminated the related interest rate swap agreements in the fourth quarter of 2009.

Sensitivity Analysis – The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. Dollar spot rate as of December 31, 2010. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro and British Pound to the U.S. Dollar.

The hypothetical impact on 2010 earnings and Accumulated Other Comprehensive Income (Loss) of the stated change in rates is as follows:

			Movements In
(in millions)			Exchange Rates
	10%		10%
Market Sensitive Instrument	Depreciation		Appreciation
Euro notes:
€200, 4.86% Notes due June 2013	$26.8	(1)	$(26.8	)(1)
€300, 4.58% Notes due June 2012	40.2	(1)	(40.2	)(1)
Forward contracts:
£2.9 to $4.5	0.5		(0.5)
	$67.5		$(67.5)

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

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the foreign contracts, are as follows:

Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Fixed rate debt:
€200, 4.86% Notes due June 2013	$27.6	(1)	$(27.6	)(1)
€300, 4.58% Notes due June 2012	41.1	(1)	(41.1	)(1)
Forward contacts:
£2.9 to $4.5	0.5		(0.5)

(1)	This change in fair value is not recorded in the Consolidated Financial Statements, however disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.

Management’s Discussion & Analysis Manpower 2010 Annual Report 39

Management’s Discussion & Analysis
of financial condition and results of operations

IMPACT OF ECONOMIC CONDITIONS

One of the principal attractions of using workforce solutions and service providers is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been, and remains sensitive to, economic cycles. To help minimize the effects of these economic cycles, we offer clients a continuum of services to meet their needs throughout the business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets, or in several markets simultaneously, would have a material impact on our consolidated financial results.

LEGAL REGULATIONS

The workforce solutions and services industry is closely regulated in all of the major markets in which we operate except the U.S. and Canada. Many countries impose licensing or registration requirements and substantive restrictions on employment services, either on the provider of recruitment services or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which workforce solutions and services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the client); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.

In many markets, the existence or absence of collective bargaining agreements with labor organizations has a significant impact on our operations and the ability of clients to utilize our services. In some markets, labor agreements are structured on a national or industry-wide (rather than a company-by-company) basis. Changes in these collective bargaining agreements have occurred in the past, are expected to occur in the future, and may have a material impact on the operations of workforce solutions and services firms, including us.

In February 2009, the French Competition Council rendered its decision and levied a fine of €42.0 million ($55.9 million) related to the competition investigation that began in November 2004, conducted by France’s Direction Generale de la concurrence, de la Consommation et de la Repression des Fraudes (“DGCCRF”), a body of the French Finance Minister that investigates frauds and competition violations. We had accrued for this fine as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council’s decision. In January 2010 we received notification that our appeal was denied and in March 2010, we again appealed the Competition Council’s decision to the Cour de Cassation.

In March 2010, the United States government passed new Health Care Legislation, the Patient Protection and Affordable Care Act (‘PPACA’). The provisions of PPACA having the greatest financial impact become effective in 2014. We are currently assessing the impact that this significant legislation will have on us and our clients with U.S.-based employees. We expect this legislation will increase the employment costs of our permanent employees and our associates, but we are currently unable to quantify the amount. Our intention is to pass on to our clients any cost increases related to our associates, however there is no assurance that we will be fully successful.

In March 2010, the DPJ government in Japan proposed legislation which places limitations on the job categories that we can supply. This proposal did not pass in 2010, but is still being considered and may pass in early 2011. In addition, in May 2010, the Labor Minister announced a new policy that more narrowly defines the nature of work allowed within the 26 approved job categories. This has resulted in reclassifying jobs from the 26 job types into a liberalized category, which has a three-year time limit on assignments. While the proposed legislation and government policy changes are independent, they both place further restrictions on the staffing business. During 2010, the policy change had a slightly negative impact on our Japanese business and we do not expect any significant impact from this policy change, or from the proposed legislation if passed, going forward.

The French government announced new legislation in 2011 that reduces employer payroll tax subsidies that are received under their social programs aimed at reducing the cost of labor and encouraging employment of low-wage workers. This new legislation increases our direct costs. There is no assurance that we will be fully successful in passing on this additional cost through higher bill rates, therefore we are unable to determine the impact this will have on our 2011 financial results. However, it could have an unfavorable impact on margins.

40 Manpower 2010 Annual Report Management’s Discussion & Analysis

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the FASB issued new accounting guidance on transfers of financial assets. The new guidance eliminates the concept of a qualifying special-purpose entity and removes the exception from applying the current guidance for consolidation of variable interest entities to qualifying special purpose entities. The new guidance also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The guidance also requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. We adopted the guidance effective January 1, 2010. There was no impact of this adoption on our Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance on consolidation of variable interest entities. The new guidance amends the process for identifying the primary beneficiary in variable interest entities and requires ongoing assessments for purposes of identifying the primary beneficiary. We adopted the guidance effective January 1, 2010. There was no impact of this adoption on our Consolidated Financial Statements.

In October 2009, the FASB issued new accounting guidance on multiple-deliverable revenue arrangements. The new guidance amends the criteria for separating deliverables as well as how to measure and allocate consideration for multiple arrangements. The guidance also expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. The guidance will be effective prospectively for our revenue arrangements entered into or materially modified in 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on goodwill impairment testing. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The guidance will be effective for us in 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on business combinations. The new guidance clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The guidance also expands the supplemental pro forma disclosures. The guidance will be effective for us for business combinations with an acquisition date on or after January 1, 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2010, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

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

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2010.

February 24, 2011
Management’s Discussion & Analysis Manpower 2010 Annual Report 41

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of Manpower Inc.:

We have audited the accompanying consolidated balance sheets of Manpower Inc. and subsidiaries (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, cash flows, and shareholders’ equity for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 24, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 24, 2011

42 Manpower 2010 Annual Report Report of Independent Registered Public Accounting Firm

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of Manpower Inc.:

We have audited the internal control over financial reporting of Manpower Inc. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010 of the Company and our report dated February 24, 2011 expressed an unqualified opinion on those financial statements.

Milwaukee, Wisconsin
February 24, 2011
Report of Independent Registered Public Accounting Firm Manpower 2010 Annual Report 43

Consolidated Statements of Operations
in millions, except per share data

Year Ended December 31	2010	2009	2008
Revenues from services	$18,866.5	$16,038.7	$21,537.1
Cost of services	15,621.1	13,220.5	17,450.2
Gross profit	3,245.4	2,818.2	4,086.9
Selling and administrative expenses, excluding impairment charges	2,938.6	2,715.5	3,430.3
Goodwill and intangible asset impairment charges	428.8	61.0	163.1
Selling and administrative expenses	3,367.4	2,776.5	3,593.4
Operating (loss) profit	(122.0)	41.7	493.5
Interest and other expenses	43.2	64.6	50.9
(Loss) earnings before income taxes	(165.2)	(22.9)	442.6
Provision for income taxes	98.4	(13.7)	237.1
Net (loss) earnings	$(263.6)	$(9.2)	$205.5
Net (loss) earnings per share - basic	$(3.26)	$(0.12)	$2.61
Net (loss) earnings per share - diluted	$(3.26)	$(0.12)	$2.58
Weighted average shares - basic	81.0	78.3	78.7
Weighted average shares - diluted	81.0	78.3	79.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

44 Manpower 2010 Annual Report Consolidated Statements of Operations

Consolidated Balance Sheets
in millions, except share and per share data

December 31	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$772.6	$1,014.6
Accounts receivable, less allowance for doubtful accounts of $111.6 and $118.3, respectively	3,844.1	3,070.8
Prepaid expenses and other assets	197.6	179.6
Future income tax benefits	59.7	67.4
Total current assets	4,874.0	4,332.4
Other Assets
Goodwill	954.1	959.1
Intangible assets, less accumulated amortization of $138.1 and $100.5, respectively	376.2	398.4
Other assets	355.1	347.5
Total other assets	1,685.4	1,705.0
Property and Equipment
Land, buildings, leasehold improvements and equipment	688.8	703.6
Less: accumulated depreciation and amortization	518.5	527.2
Net property and equipment	170.3	176.4
Total assets	$6,729.7	$6,213.8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,313.9	$944.4
Employee compensation payable	240.2	187.8
Accrued liabilities	547.4	465.9
Accrued payroll taxes and insurance	677.7	572.0
Value added taxes payable	482.2	391.2
Short-term borrowings and current maturities of long-term debt	28.7	41.7
Total current liabilities	3,290.1	2,603.0
Other Liabilities
Long-term debt	669.3	715.6
Other long-term liabilities	373.1	358.7
Total other liabilities	1,042.4	1,074.3
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	–	–
Common stock, $.01 par value, authorized 125,000,000 shares, issued 108,294,605 and
104,397,965 shares, respectively	1.1	1.0
Capital in excess of par value	2,781.7	2,544.2
Retained earnings	785.2	1,109.6
Accumulated other comprehensive income	87.0	106.9
Treasury stock at cost, 26,535,104 and 25,821,405 shares, respectively	(1,257.8)	(1,225.2)
Total shareholders’ equity	2,397.2	2,536.5
Total liabilities and shareholders’ equity	$6,729.7	$6,213.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets Manpower 2010 Annual Report 45

Consolidated Statements of Cash Flows
in millions

Year Ended December 31	2010	2009	2008
Cash Flows from Operating Activities
Net (loss) earnings	$(263.6)	$(9.2)	$205.5
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Depreciation and amortization	110.1	97.2	107.1
Non-cash goodwill and intangible asset impairment charges	428.8	61.0	163.1
Deferred income taxes	(68.5)	(29.2)	(32.8)
Provision for doubtful accounts	28.9	27.8	23.4
Loss from sale of an equity investment	–	10.3	–
Share-based compensation	24.1	17.5	21.1
Excess tax benefit on exercise of stock options	(1.3)	(0.5)	(0.5)
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(708.1)	663.6	575.0
Other assets	9.9	(71.5)	2.9
Other liabilities	621.8	(352.7)	(272.8)
Cash provided by operating activities	182.1	414.3	792.0
Cash Flows from Investing Activities
Capital expenditures	(58.5)	(35.1)	(93.1)
Acquisitions of businesses, net of cash acquired	(270.0)	(21.6)	(242.0)
Proceeds from the sale of an equity investment	–	13.3	–
Proceeds from the sale of property and equipment	4.9	3.6	5.9
Cash used in investing activities	(323.6)	(39.8)	(329.2)
Cash Flows from Financing Activities
Net change in short-term borrowings	(15.6)	(14.6)	16.0
Proceeds from long-term debt	1.8	146.5	233.7
Repayments of long-term debt	(1.1)	(359.3)	(170.7)
Proceeds from stock option and purchase plans	27.1	14.2	12.2
Excess tax benefit on exercise of stock options	1.3	0.5	0.5
Repurchases of common stock	(34.8)	–	(125.4)
Dividends paid	(60.8)	(58.0)	(58.1)
Cash used in financing activities	(82.1)	(270.7)	(91.8)
Effect of exchange rate changes on cash	(18.4)	36.8	(34.5)
Net (decrease) increase in cash and cash equivalents	(242.0)	140.6	336.5
Cash and cash equivalents, beginning of year	1,014.6	874.0	537.5
Cash and cash equivalents, end of year	$772.6	$1,014.6	$874.0
Supplemental Cash Flow Information
Interest paid	$45.0	$62.0	$64.8
Income taxes paid	$78.4	$75.2	$293.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

46 Manpower 2010 Annual Report Consolidated Statements of Cash Flows

Consolidated Statements of Shareholders’ Equity
in millions, except share and per share data

					Accumulated
	Common Stock				Other
			Capital in		Comprehensive
			Excess	Retained	Income	Treasury
	Shares issued	Par Value	of Par Value	Earnings	(Loss)	Stock	Total
Balance, January 1, 2008	103,414,254	$1.0	$2,481.8	$1,029.3	$257.6	$(1,111.4)	$2,658.3
Comprehensive Income:
Net earnings				205.5
Foreign currency translation					(249.9)
Unrealized loss on investments, net of tax					(7.6)
Unrealized loss on derivatives, net of tax					(1.4)
Defined benefit pension plans and retiree health care plan, net of tax					(5.8)
Total comprehensive loss							(59.2)
Effects of changing pension plan measurement date:
Service cost, interest cost and return on plan assets for October 1- December 31, net of tax				0.1			0.1
Additional loss for October 1- December 31, net of tax					(1.8)		(1.8)
Issuances under equity plans, including tax benefits	341,884		11.9			0.8	12.7
Share-based compensation expense			21.1				21.1
Dividends ($0.74 per share)				(58.1)			(58.1)
Repurchases of common stock						(113.7)	(113.7)
Balance, December 31, 2008	103,756,138	1.0	2,514.8	1,176.8	(8.9)	(1,224.3)	2,459.4
Comprehensive Income:
Net loss				(9.2)
Foreign currency translation					107.0
Unrealized gain on investments, net of tax					4.3
Reclassification to earnings of loss on derivatives, net of tax					4.3
Unrealized gain on derivatives, net of tax					0.3
Defined benefit pension plans and retiree health care plan, net of tax					(0.1)
Total comprehensive income							106.6
Issuances under equity plans, including tax benefits	641,827		15.5			(0.9)	14.6
Share-based compensation expense			17.5				17.5
Dividends ($0.74 per share)				(58.0)			(58.0)
Other			(3.6)				(3.6)
Balance, December 31, 2009	104,397,965	1.0	2,544.2	1,109.6	106.9	(1,225.2)	2,536.5
Comprehensive Income:
Net loss				(263.6)
Foreign currency translation					(14.4)
Unrealized gain on investments, net of tax					1.4
Defined benefit pension plans and retiree health care plan, net of tax					(6.9)
Total comprehensive loss							(283.5)
Issuances under equity plans, including tax benefits	699,244		26.2			2.2	28.4
Issuance for business acquisition	3,197,396	0.1	188.4				188.5
Share-based compensation expense			24.1				24.1
Dividends ($0.74 per share)				(60.8)			(60.8)
Repurchases of common stock						(34.8)	(34.8)
Other			(1.2)				(1.2)
Balance, December 31, 2010	108,294,605	$1.1	$2,781.7	$785.2	$87.0	$(1,257.8)	$2,397.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity Manpower 2010 Annual Report 47

Notes To Consolidated Financial Statements
in millions, except share and per share data

01.
Summary Of Significant Accounting Policies

NATURE OF OPERATIONS

Manpower Inc. is a world leader in the workforce solutions and services industry. Our worldwide network of nearly 3,900 offices in 82 countries and territories enables us to meet the needs of our clients in all industry segments. Our largest operations, based on revenues, are located in the U.S., France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

BASIS OF CONSOLIDATION

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $71.6 and $65.5 as of December 31, 2010 and 2009, respectively, and are included in Other Assets in the consolidated balance sheets. Included in Shareholders’ Equity as of December 31, 2010 and 2009 are $60.8 and $56.2 of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from Services, were $23.6, $22.3, and $30.9 for the years ended December 31, 2010, 2009 and 2008, respectively.

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

The amount billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenue is recorded as Deferred Revenue and included in Accrued Liabilities for the current portion and Other Long-Term Liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2010 and 2009, the current portion of Deferred Revenue was $53.8 and $54.3, respectively, and the long-term portion of Deferred Revenue was $29.8 and $25.2, respectively.

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

48 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

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

Bad debt expense is recorded as Selling and Administrative Expenses in our Consolidated Statements of Operations and was $28.9, $27.8 and $23.4 in 2010, 2009 and 2008, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $33.5, $39.0 and $21.5 for 2010, 2009 and 2008, respectively. The increase in write-offs subsequent to 2008 was primarily due to an increase in customers not being able to pay because of the decline in the economic environment between 2009 and 2010.

ADVERTISING COSTS

We expense production costs of advertising as they are incurred. Advertising expenses were $29.2, $29.4 and $62.6 in 2010, 2009 and 2008, respectively.

EMPLOYMENT-RELATED ITEMS

During 2008, we received additional information, which was based on communications with the French Central Agency, indicating that the 2007 modification to the calculation of payroll taxes under certain French social programs aimed at encouraging the employment of low-wage workers was also applicable to 2005. This modification reduced the amount of payroll taxes that we were required to remit, therefore, we recognized $68.2 ($43.8 after tax) of a net benefit to Gross Profit in 2008. The proceeds for a majority of this amount were received in 2008 with the remainder in 2009.

REORGANIZATION COSTS

We recorded reorganization costs of $36.1, $33.5 and $37.2 in 2010, 2009 and 2008, respectively, in Selling and Administrative Expenses, primarily related to severances as well as office closures and consolidations in several countries. As of December 31, 2010, $80.9 has been paid out of these reserves, of which $23.1 was paid during 2010. We expect a majority of the remaining $34.2 will be paid or utilized in 2011. Changes in the reorganization liability balances for each reportable segment and Corporate are as follows:

					Right
	Americas (1)	France	EMEA (2)	Asia Pacific	Management	Corporate	Total
Balance, January 1, 2009	$8.9	$4.5	$16.2	$0.1	$1.0	$0.2	$30.9
Severance costs	5.8	–	11.8	1.9	–	0.9	20.4
Office closure costs	2.9	5.6	3.9	0.7	–	–	13.1
Costs paid or utilized	(13.5)	(4.4)	(22.4)	(1.2)	(0.6)	(1.1)	(43.2)
Balance, December 31, 2009	4.1	5.7	9.5	1.5	0.4	–	21.2
Severance costs	3.8	0.3	3.2	0.7	10.8	1.2	20.0
Office closure costs	3.8	3.7	–	–	8.6	–	16.1
Costs paid or utilized	(4.3)	(4.1)	(7.7)	(1.5)	(5.4)	(0.1)	(23.1)
Balance, December 31, 2010	$7.4	$5.6	$5.0	$0.7	$14.4	$1.1	$34.2

(1)
Balance related to United States was $8.8 as of January 1, 2009. In 2009, United States incurred $5.4 for severance costs and $2.8 for office closure costs and paid $13.1, resulting in a $3.9 reorganization liability as of December 31, 2009. In 2010, United States incurred $3.6 for severance costs and $3.8 for office closure costs and paid $3.9, leaving a $7.4 liability as of December 31, 2010. The reorganization costs for Jefferson Wells are included in the amounts for the United States. See Note 14 to the Consolidated Financial Statements for further information.

(2)
Balance related to Italy was $0.6 as of January 1, 2009. In 2009, Italy incurred $4.1 for severance costs and $0.8 for office closure costs and paid $5.5, leaving no reorganization liability as of December 31, 2009. In 2010, Italy incurred no reorganization costs.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 49

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

FAIR VALUE MEASUREMENTS

The assets and liabilities measured and recorded at fair value on a recurring basis are as follows:

Fair Value Measurements Using					Fair Value Measurements Using
		Quoted				Quoted
		Prices				Prices
		in Active	Significant			in Active	Significant
		Markets for	Other	Significant		Markets for	Other	Significant
		Identical	Observable	Unobservable		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)	2009	(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale securities	$0.4	$0.4	$–	$–	$0.3	$0.3	$–	$–
Foreign currency forward contracts	0.1	–	0.1	–	–	–	–	–
Deferred compensation plan assets	40.3	40.3	–	–	34.0	34.0	–	–
	$40.8	$40.7	$0.1	$–	$34.3	$34.3	$–	$–
Liabilities
Foreign currency forward contracts	$–	$–	$–	$–	$0.5	$–	$0.5	$–
	$–	$–	$–	$–	$0.5	$–	$0.5	$–

We determine the fair value of our available-for-sale securities and deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the interest rate swaps and foreign currency forward contracts are measured at the value from either directly or indirectly observable third parties.

The carrying values of Cash and Cash Equivalents, Accounts Receivable, Accounts Payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of Long-Term Debt approximates fair value, except for the Euro-denominated notes. The fair value of the Euro-denominated notes, as determined by the quoted market prices, was $686.3 and $717.7 as of December 31, 2010 and 2009, respectively, compared to a carrying value of $668.3 and $714.6, respectively.

We also measure certain non-financial assets on a non-recurring basis, including Goodwill and tradenames, for which we recognized impairment charges in 2010 and 2009 that are summarized as follows:

Fair Value Measurements Using						Fair Value Measurements Using
		Quoted					Quoted
		Prices					Prices
		in Active	Significant				in Active	Significant
		Markets for	Other	Significant			Markets for	Other	Significant
		Identical	Observable	Unobservable			Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	Total	December31,	Assets	Inputs	Inputs	Total
	2010	(Level 1)	(Level 2)	(Level 3)	Losses	2009	(Level 1)	(Level 2)	(Level 3)	Losses
Goodwill	$954.1	$–	$–	$954.1	$(311.6)	$959.1	$–	$–	$959.1	$(61.0)
Tradenames	55.3	–	–	55.3	(117.2)	171.2	–	–	171.2	–
					$(428.8)					$(61.0)

In 2010, Goodwill and tradename with a carrying amount of $1,438.2 were written down to their fair value of $1,009.4, resulting in an impairment charge of $428.8. In 2009, Goodwill with a carrying amount of $1,020.1 was written down to its fair value of $959.1, resulting in an impairment charge of $61.0. These charges were included in earnings for the respective years.

50 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

GOODWILL AND OTHER INTANGIBLE ASSETS

We have goodwill, amortizable intangible assets and intangible assets that do not require amortization, as follows:

			2010			2009
		Accumulated			Accumulated
December 31	Gross	Amortization	Net	Gross	Amortization	Net
Goodwill	$954.1	$–	$954.1	$959.1	$–	$959.1
Intangible Assets:
Amortizable:
Technology	$19.6	$19.6	$–	$19.6	$19.6	$–
Franchise Agreements	18.0	12.5	5.5	18.0	10.7	7.3
Customer Relationships	309.4	94.3	215.1	173.8	58.8	115.0
Other	14.0	11.7	2.3	18.4	11.4	7.0
	361.0	138.1	222.9	229.8	100.5	129.3
Non-Amortizable:
Tradenames(1)	55.3	–	55.3	171.2	–	171.2
Reacquired Franchise Rights	98.0	–	98.0	97.9	–	97.9
	153.3	–	153.3	269.1	–	269.1
Total Intangible Assets	$514.3	$138.1	$376.2	$498.9	$100.5	$398.4

(1)	Balances were net of accumulated impairment loss of $139.5 and $22.3 as of December 31, 2010 and 2009, respectively.

Amortization expense related to intangibles was $39.3 in 2010, $21.9 in 2009 and $22.1 in 2008. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2010 is as follows: 2011 – $35.8, 2012 – $31.6, 2013 – $27.0, 2014 – $23.5 and 2015 - $20.5. The weighted-average useful lives of the technology, franchise agreements, client relationships and other are 5, 10, 15 and 3 years, respectively. The majority of the non-amortizable tradenames results from our acquisition of Right Management. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the U.S. completed prior to 2009.

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2010. There was no impairment of our goodwill or indefinite-lived intangible assets recorded in the third quarter of 2010.

In the fourth quarter of 2010, two of our reporting units, Right Management and Jefferson Wells, each experienced strong indicators of impairment due to continued deterioration in market conditions for both reporting units as they experienced further than anticipated profitability declines in the fourth quarter, which led us to adjust our long-term outlooks for each reporting unit. As a result, we performed an impairment test of our goodwill and indefinite-lived intangible assets during the fourth quarter of 2010, which resulted in a non-cash impairment charge of $311.6 ($311.6 after-tax) for goodwill associated with Right Management and Jefferson Wells. In addition, we incurred a non-cash impairment charge of $117.2 for the tradenames associated with these two reporting units. We recorded a $44.5 deferred tax asset related to the tradename impairment in the fourth quarter of 2010.

For Right Management, our anticipated revenues and income decreased to a level which required us to adjust the size premium included in our discount rate. In addition, the beta used to calculate the discount rate changed slightly due to a change in the mix of our comparable companies as one of the companies utilized in our annual testing had been acquired during the fourth quarter. These changes resulted in a 3% increase in the discount rate to 13%, being utilized in our fourth quarter impairment testing for Right Management.

For Jefferson Wells, our discount rate was relatively flat in our fourth quarter impairment testing at 12.5% as compared to 12.4% utilized in our annual testing performed in 2010.

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2009 and 2008, which resulted in non-cash impairment charges of $61.0 in 2009 for goodwill associated with our Jefferson Wells reporting unit and $163.1 in 2008 for goodwill ($140.8) and tradename ($22.3) associated with our Right Management reporting unit. We also recorded a deferred tax asset of $8.5 related to the tradename impairment in 2008.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 51

Notes To Consolidated Financial Statements
in millions, except share and per share data

The 2009 impairment was due in part to continued deterioration in market conditions, which has resulted in Jefferson Wells experiencing significant revenue declines during 2009 and 2008. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of the market conditions and economic uncertainty at that time.

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

Significant assumptions used in our goodwill impairment tests during the third quarter and fourth quarter of 2010 included: expected revenue growth rates, operating unit profit margins, and working capital levels; discount rates ranging from 9.7% to 21.2%; and a terminal value multiple. The discount rate was impacted favorably as compared to our previous valuations primarily by the utilization of a lower risk free rate in 2010. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

If the reporting unit’s fair value is less than its carrying value as was the case for Right Management and Jefferson Wells in the fourth quarter of 2010, we are required to perform a second step. In the second step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangibles assets, in a “hypothetical” calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.

Under the current accounting guidance, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset’s fair value is less than its carrying value, an impairment loss is recognized for the difference.

During the fourth quarter of 2010, we also performed an impairment test of our long-lived tangible and intangible assets for Right Management at the asset group level and determined that the undiscounted cash flows were in excess of the carrying value. As such, no impairment of these assets was recognized.

We did not perform an interim impairment test on any of our other reporting units with goodwill and indefinite-lived intangible assets in the fourth quarter of 2010 as we noted no significant indicators of impairment as of December 31, 2010.

MARKETABLE SECURITIES

We account for our marketable security investments under the accounting guidance on certain investments in debt and equity securities, and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated Other Comprehensive Income (Loss), which is a separate component of Shareholders’ Equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations. No realized gains or losses were recorded in 2010, 2009, or 2008. As of December 31, 2010 and 2009, our available-for-sale investments had a market value of $0.4 and $0.3, respectively, and an adjusted cost basis of $0.1, and none had unrealized losses.

We hold a 49% interest in our Swiss franchise, which maintains an investment portfolio with a market value of $173.1 and $152.6 as of December 31, 2010 and 2009, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our consolidated statements of operations. For the years ended December 31, 2010, 2009 and 2008, realized gains totaled $0.5, $2.4 and $0.2, respectively, and realized losses totaled $0.2, $1.2 and $0.5, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated Other Comprehensive Income (Loss), with the offsetting amount increasing or decreasing our investment in the franchise.

52 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

CAPITALIZED SOFTWARE FOR INTERNAL USE

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 2 to 10 years. The net capitalized software balance of $21.8 and $24.6 as of December 31, 2010 and 2009, respectively, is included in Other Assets in the consolidated balance sheets. Amortization expense related to the capitalized software costs was $11.6, $10.7 and $12.1 for 2010, 2009 and 2008, respectively.

PROPERTY AND EQUIPMENT

A summary of property and equipment as of December 31 is as follows:

	2010	2009
Land	$7.1	$3.5
Buildings	19.5	18.8
Furniture, fixtures, and autos	197.0	199.5
Computer equipment	168.0	171.9
Leasehold improvements	297.2	309.9
Property and equipment	$688.8	$703.6

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings – up to 40 years; furniture and equipment – 2 to 15 years; leasehold improvements – lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

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

Certain foreign-currency-denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of Accumulated Other Comprehensive Income (Loss).

SHAREHOLDERS’ EQUITY

In December 2010, the Board of Directors authorized the repurchase of 3.0 million shares of our common stock. This authorization is in addition to the 2007 authorization to repurchase 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0, on which there were 0.2 million shares, at a cost of up to $147.3, remaining authorized for repurchase under this authorization as of December 31, 2010. Share repurchases may be made from time to time and may be implemented through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. Under the 2007 authorization, we repurchased 0.9 million, 2.2 million and 1.7 million shares of common stock at a total cost of $34.8, $112.2 and $105.7 during 2010, 2008 and 2007, respectively. No shares were repurchased in 2009.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 53

Notes To Consolidated Financial Statements
in millions, except share and per share data

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the FASB issued new accounting guidance on transfers of financial assets. The new guidance eliminates the concept of a qualifying special-purpose entity and removes the exception from applying the current guidance for consolidation of variable interest entities to qualifying special purpose entities. The new guidance also defines the term participating interest to establish specific conditions for reporting a transfer of a portion of a financial asset as a sale. The guidance also requires that a transferor recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer of financial assets accounted for as a sale. We adopted the guidance effective January 1, 2010. There was no impact of this adoption on our Consolidated Financial Statements.

In June 2009, the FASB issued new accounting guidance on consolidation of variable interest entities. The new guidance amends the process for identifying the primary beneficiary in variable interest entities and requires ongoing assessments for purposes of identifying the primary beneficiary. We adopted the guidance effective January 1, 2010. There was no impact of this adoption on our Consolidated Financial Statements.

In October 2009, the FASB issued new accounting guidance on multiple-deliverable revenue arrangements. The new guidance amends the criteria for separating deliverables as well as how to measure and allocate consideration for multiple arrangements. The guidance also expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. The guidance will be effective prospectively for our revenue arrangements entered into or materially modified in 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on goodwill impairment testing. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. The guidance will be effective for us in 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on business combinations. The new guidance clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The guidance also expands the supplemental pro forma disclosures. The guidance will be effective for us for business combinations with an acquisition date on or after January 1, 2011. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

SUBSEQUENT EVENTS

Effective January 2011, we created a new organizational structure in Europe in order to elevate our service quality throughout Europe, Middle East and Africa. We created two regions – Northern and Southern Europe. We will report on these new segments beginning in the first quarter of 2011. All previously reported results will be restated to conform to the new presentation.

We have evaluated other events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

02.
Acquisitions

On April 5, 2010, we acquired COMSYS IT Partners, Inc. (“COMSYS”) from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0, including debt of $47.1, which we repaid upon closing. The consideration was approximately 50% Manpower common stock (3.2 million shares with a fair value of $188.5 upon closing) and approximately 50% cash (consideration of $191.4) . In addition, we incurred approximately $10.8 of transaction costs associated with the acquisition during the year ended December 31, 2010, respectively, which have been classified in Selling and Administrative Expenses. Goodwill and intangible assets relating to this transaction were $281.6 and $106.3, respectively, as of December 31, 2010.

We have finalized our allocation of the consideration transferred to the net assets acquired, using various methodologies to assess the fair value of the assets and liabilities acquired. For our intangible assets associated with customer relationships, we utilized the multi-period excess-earnings method, a form of the income approach. Some of the significant assumptions used in this valuation included: expected revenue growth rates, operating unit profit margins, capital charges representing 1.3% of revenues, and a 13% discount rate.

54 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date of April 5, 2010:

Cash and cash equivalents	$0.9
Accounts receivable, net	207.0
Prepaid expenses and other assets	2.1
Total current assets	210.0

Goodwill	281.6
Intangible assets	127.1
Other assets	50.5
Property and equipment	5.2
Total assets	$674.4

Accounts payable	$135.9
Employee compensation payable	40.8
Accrued liabilities	14.3
Total current liabilities	191.0

Other long-term liabilities	56.4
Total liabilities assumed	247.4
Net assets acquired	$427.0

Of the $427.0 of net acquired assets, $127.1 was assigned to customer relationships and will be amortized over 14 years, using an accelerating method. The remaining fair value of $281.6, which was not directly attributable to any specific assets or liabilities, was assigned to goodwill as part of the US reporting unit. Of the goodwill assigned, $15.2 is deductible for tax purposes as of December 31, 2010.

The following unaudited pro forma information reflects the results of Manpower’s operations for the years ended December 31, 2010, 2009 and 2008 as if the COMSYS acquisition had been completed at the beginning of the respective period. Pro forma adjustments have been made to illustrate the incremental impact on earnings of amortization expense related to the acquired intangible assets, lost interest income that would have been earned on the cash proceeds used to acquire COMSYS and the tax impact of these respective items.

	2010	2009	2008
Revenues from services
Pro forma	$19,036.1	$16,688.0	$22,264.2
As reported	$18,866.5	$16,038.7	$21,537.1

Net (loss) earnings
Pro forma	$(269.9)	$(27.9)	$111.1
As reported	$(263.6)	$(9.2)	$205.5

Net (loss) earnings per share – diluted
Pro forma	$(3.30)	$(0.34)	$1.34
As reported	$(3.26)	$(0.12)	$2.58

The unaudited pro forma information is provided for illustrative purposes only and does not represent what our consolidated results of operations would have been if the transaction had actually occurred as of January 1, 2010, 2009 or 2008 and does not represent our expected future consolidated results of operations.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 55

Notes To Consolidated Financial Statements
in millions, except share and per share data

In April 2008, we acquired Vitae, a leading professional placement firm in the Netherlands, for total consideration, net of cash acquired, of $114.7 (€72.6). Goodwill and intangible assets related to this transaction were $81.9 and $12.2, respectively, as of December 31, 2010 and $87.6 and $15.9, respectively, as of December 31, 2009.

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding COMSYS and Vitae, the total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2010, 2009 and 2008 was $32.3, $21.6 and $127.3, respectively. Goodwill and intangible assets resulting from these 2010 acquisitions were $26.2 and $6.4, respectively, as of December 31, 2010.

03.
Stock Compensation Plans

We account for share-based payments according to the accounting guidance on share-based payments. During 2010, 2009 and 2008 we recognized approximately $24.1, $17.5 and $21.1, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock, and the stock purchase plan (only 2008), all of which is recorded in Selling and Administrative Expenses. The total income tax benefit recognized related to share-based compensation during 2010, 2009 and 2008 was $3.7, $3.2 and $3.2, respectively. Consideration received from stock-based awards for 2010, 2009 and 2008 was $24.9, $15.1 and $12.2, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in Capital in Excess of Par Value, for 2010, 2009 and 2008 was approximately $3.7, $1.2 and $0.3, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

STOCK OPTIONS

All share-based compensation is currently granted under our 2003 Equity Incentive Plan of Manpower Inc. (“2003 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a vesting period of up to four years and expire ten years from date of grant. As of December 31, 2010, no stock appreciation rights had been granted or were outstanding.

A summary of stock option activity is as follows:

			Wtd. Avg.
		Wtd. Avg.	Remaining	Aggregate
		Exercise Price	Contractual Term	Intrinsic Value
	Shares (000)	Per Share	(years)	(in millions)
Outstanding, January 1, 2008	4,379	$48
Granted	980	56
Exercised	(161)	36		$3
Expired or cancelled	(171)	57
Outstanding, December 31, 2008	5,027	$50	6.2
Vested or expected to vest, December 31, 2008	4,940	$49	6.0
Exercisable, December 31, 2008	2,868	$42	4.8
Outstanding, January 1, 2009	5,027	$50
Granted	1,349	31
Exercised	(339)	33		$5
Expired or cancelled	(179)	53
Outstanding, December 31, 2009	5,858	$46	6.1
Vested or expected to vest, December 31, 2009	5,767	$46	6.1
Exercisable, December 31, 2009	3,330	$47	4.4
Outstanding, January 1, 2010	5,858	$46
Granted	897	53
Exercised	(682)	37		$14
Expired or cancelled	(133)	50
Outstanding, December 31, 2010	5,940	$48	6.2	$98
Vested or expected to vest, December 31, 2010	5,877	$48	6.1
Exercisable, December 31, 2010	3,446	$49	4.7	$54

56 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

Options outstanding and exercisable as of December 31, 2010 are as follows:

Options Outstanding				Options Exercisable
		Weighted-
		Average
		Remaining	Weighted-		Weighted-
		Contractual	Average		Average
Exercise Price	Shares (000)	Life (years)	Exercise Price	Shares (000)	Exercise Price
$11-$34	1,805	6.1	$31	821	$32
$35-$44	949	3.7	44	944	44
$45-$55	1,722	7.2	53	773	52
$56-$93	1,464	6.6	66	908	68
	5,940	6.2	$48	3,446	$49

We have recognized expense of $14.3, $12.7 and $14.0 related to stock options for the years ended December 31, 2010, 2009 and 2008, respectively. The total fair value of options vested during the same periods were $12.7, $13.3 and $12.5, respectively. As of December 31, 2010, total unrecognized compensation cost was approximately $24.9, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.8 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2010	2009	2008
Average risk-free interest rate	2.6%	1.8%	2.7%
Expected dividend yield	1.4%	2.5%	1.2%
Expected volatility	41.0%	42.0%	30.0%
Expected term (years)	5.4	5.5	4.9

The average risk-free interest rate is based on the five-year U.S. Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value of options granted during the year was $19.26, $9.73 and $15.17 in 2010, 2009 and 2008, respectively.

DEFERRED STOCK

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and the deferred stock is settled in shares of common stock according to the terms and conditions under the 2003 Plan. As of December 31, 2010, 2009 and 2008, there were 18,403, 17,288 and 13,819 respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director’s termination of service or three years after the date of grant (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2003 Plan. As of December 31, 2010, 2009 and 2008, there were 4,448, 13,378 and 9,663, respectively, shares of deferred stock and 13,341, 14,710 and 7,028, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.3, $0.7 and $0.8 related to deferred stock in 2010, 2009 and 2008, respectively.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 57

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

A summary of restricted stock activity is as follows:

			Wtd. Avg.
			Remaining
		Wtd. Avg.	Contractual	Aggregate
	Shares (000)	Price Per Share	Term (years)	Intrinsic Value
Unvested, January 1, 2008	215	$49	2.2
Granted	66	57
Vested	(89)	42
Unvested, December 31, 2008	192	$55	2.7
Granted	197	$31
Vested	(15)	34
Forfeited	(5)	45
Unvested, December 31, 2009	369	$43	1.6
Granted	21	$56
Vested	(86)	41
Forfeited	(9)	31
Unvested, December 31, 2010	295	$45	0.9	$18

During 2010, 2009 and 2008, we recognized $4.4, $5.5 and $2.8, respectively, of expense related to restricted stock awards. As of December 31, 2010, there was approximately $3.0 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 1.4 years.

PERFORMANCE SHARE UNITS

Our 2003 Plan allows us to grant performance share units. Vesting of units occurs at the end of the performance period, generally two-three years, except in the case of death, disability or termination of employment, and the units are settled in shares of our common stock. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation and Human Resources Committee of the Board of Directors at the time of grant.

In February 2007, 2008 and 2010, we granted performance share units with a performance criteria of average Operating Profit Margin over the performance period of 2007-2009, 2008-2010 and 2010-2011, respectively. We did not grant any performance share units in 2009.

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

The Threshold, Target and Outstanding Award levels for each outstanding grant, adjusted for forfeitures, are as follows:

	2007-2009	(a)	2008-2010	(b)	2010-2011
Threshold Award	28,250		34,500		54,871
Target Award	113,000		138,000		109,742
Outstanding Award	197,750		241,500		219,484

(a)	118,000 performance share units were granted in 2007 at the Target Award level for the 2007-2009 performance period, of which 5,000 units were forfeited.
(b)	140,000 performance share units were granted in 2008 at the Target Award level for the 2008-2010 performance period, of which 2,000 units were forfeited.

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance period and is recorded in Selling and Administrative Expenses. The Average Operating Profit Margin for the 2007-2009 and 2008-2010 performance periods did not meet the threshold performance level, and therefore, no shares were granted. We currently expect that the Average Operating Profit Margin for the 2010-2011 performance period will be between the target and outstanding performance levels. We have recognized total compensation expense of $5.3 and $1.2 in 2010 and 2008, respectively, and a total compensation benefit of $1.5 for 2009 related to the performance share units.

58 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

OTHER STOCK PLANS

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at the lesser of 85% of their fair market value at the beginning or end of each year. The plan was suspended in 2009 and therefore we did not recognize any expense in 2009. In 2010, the plan was started up again with different criteria, which made it non-compensatory according to the accounting guidance on share-based payments. Therefore, we did not recognize any expense in 2010. We recognized expense of $1.8 for shares purchased under the plan in 2008.

The fair value of each share purchased under the plan is estimated using the Black-Scholes option-pricing model and the following weighted-average assumptions:

Year Ended December 31	2008
Average risk-free interest rate	3.2%
Expected dividend yield	1.2%
Expected volatility	30.0%
Expected term (years)	1.0

These assumptions are determined using the same methodology applied in determining the assumptions used in calculating the fair value of our stock options.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized a benefit of $0.2 in 2010 (due to forfeitures) and expense of $0.1 and $0.5 for shares purchased under the plan in 2009 and 2008, respectively.

04.
Net (Loss) Earnings Per Share

The calculation of Net (Loss) Earnings Per Share – Basic is as follows:

Year Ended December 31	2010	2009	2008
Net (loss) earnings available to common shareholders	$(263.6)	$(9.2)	$205.5
Weighted-average common shares outstanding (in millions)	81.0	78.3	78.7
Total	$(3.26)	$(0.12)	$2.61

The calculation of Net (Loss) Earnings Per Share – Diluted is as follows:

Year Ended December 31	2010	2009	2008
Net (loss) earnings available to common shareholders	$(263.6)	$(9.2)	$205.5
Weighted-average common shares outstanding (in millions)	81.0	78.3	78.7
Effect of restricted stock grants (in millions)	–	–	0.3
Effect of dilutive securities – stock options (in millions)	–	–	0.7
	81.0	78.3	79.7
Total	$(3.26)	$(0.12)	$2.58

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 59

Notes To Consolidated Financial Statements
in millions, except share and per share data

Due to the net loss for the years ended December 31, 2010 and 2009, the assumed exercise of stock-based awards had an antidilutive effect and therefore was not included in the calculation of Net Loss Per Share – Diluted. The calculations of Net Earnings Per Share – Diluted for the year ended December 31, 2008 does not include certain stock-based awards because the exercise price for these awards was greater than the average market price of the common shares during that year. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2010	2009	2008
Shares (in thousands)	6,583	6,231	2,452
Exercise price ranges	$11-$93	$9-$93	$52-$93
Weighted-average remaining life	5.8 years	6.2 years	8.3 years

05.
Income Taxes

The provision for income taxes was as follows:

Year Ended December 31	2010	2009	2008
Current
United States
Federal	$37.4	$(31.8)	$46.1
State	3.2	6.8	3.6
Non-U.S.	126.3	40.5	220.2
Total current	166.9	15.5	269.9
Deferred
United States
Federal	(81.1)	(3.5)	(27.3)
State	(2.9)	(4.6)	(1.0)
Non-U.S.	15.5	(21.1)	(4.5)
Total deferred	(68.5)	(29.2)	(32.8)
Total provision	$98.4	$(13.7)	$237.1

A reconciliation between taxes computed at the U.S. Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2010	2009	2008
Income tax based on statutory rate	$(57.8)	$(8.0)	$154.9
Increase (decrease) resulting from:
State income taxes, net of Federal benefit	(0.6)	2.9	2.8
Non-U.S. tax rate difference (1)	38.7	3.3	(3.7)
Repatriation of non-U.S. earnings	(4.8)	(37.2)	16.7
Change in valuation reserve	11.7	10.6	8.5
Non-deductible goodwill impairment charge	109.1	21.4	49.3
Non-deductible competition investigation in France	–	(1.8)	17.6
Other, net	2.1	(4.9)	(9.0)
Tax provision	$98.4	$(13.7)	$237.1

(1)
Included above in the impact of the non-U.S. tax rate difference was the French Business Tax, which has been classified as a component of income tax beginning in January 2010, in accordance with the current accounting guidance on income taxes. Prior to January 2010, the French Business Tax had been presented as non-income tax and included as a component of Cost of Services. The French Government changed the business tax from an asset-based tax to an income-based tax, thereby requiring the classification of this tax as income tax effective January 1, 2010.

60 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes are as follows:

Year Ended December 31	2010	2009
Current Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	$9.7	$10.1
Employee compensation payable	22.3	23.3
Pension and postretirement benefits	(1.8)	(1.3)
Other	29.5	32.0
Valuation allowance	–	(0.1)
	59.7	64.0
Noncurrent Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	20.4	19.5
Pension and postretirement benefits	50.4	53.4
Intangible assets	(34.4)	(47.5)
Net operating losses and other	197.3	189.9
Valuation allowance	(123.2)	(116.6)
	110.5	98.7
Total future tax benefits	$170.2	$162.7
Current tax asset	$59.7	$67.4
Current tax liability	–	(3.4)
Noncurrent tax asset	128.1	112.0
Noncurrent tax liability	(17.6)	(13.3)
Total future tax benefits	$170.2	$162.7

The current tax liability is recorded in Accrued Liabilities, the noncurrent tax asset is recorded in Other Assets and the noncurrent tax liability is recorded in Other Long-Term Liabilities in the Consolidated Balance Sheets.

We have U.S. Federal and non-U.S. net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $564.4 and $252.7, respectively, as of December 31, 2010. The net operating loss carryforwards expire as follows:

	U.S. Federal and Non-U.S.	U.S. State
2011	$3.5	$3.1
2012	5.1	1.1
2013	11.5	19.1
2014	22.2	2.4
2015	19.4	3.0
Thereafter	198.0	224.0
No expirations	304.7	–
Total net operating loss carryforwards	$564.4	$252.7

We have recorded a deferred tax asset of $182.9 as of December 31, 2010, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $117.0 has been recorded as of December 31, 2010, as management believes that realization of certain net operating loss carryforwards is unlikely.

Pretax income of non-U.S operations was $191.1, $3.4 and $454.7 in 2010, 2009 and 2008, respectively. We have not provided U.S. income taxes and non-U.S. withholding taxes on $468.0 of unremitted earnings of non-U.S. subsidiaries that are considered to be reinvested indefinitely. Deferred taxes are provided on the earnings of non-U.S. subsidiaries that will likely be remitted to the U.S. As of December 31, 2010 and 2009, we have recorded a deferred tax liability of $23.6 and $31.7, respectively, related to non-U.S. earnings that we plan to remit.

As of December 31, 2010, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $26.4. We have related tax benefits of $4.3, and the net amount of $22.1 would favorably affect the effective tax rate if recognized. During 2010, the IRS audit of 2006 and 2007 was closed. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 61

Notes To Consolidated Financial Statements
in millions, except share and per share data

As of December 31, 2009, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $44.4. We had related tax benefits of $13.4, and the net amount of $31.0 would favorably affect the effective tax rate if recognized. During 2009, we recorded tax benefits related to the U.S. statute expiration for 2004 and 2005 and a tax audit settlement of $4.8 for the years 2003 through 2007.

As of December 31, 2008, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $50.9. We had related tax benefits of $12.8, and the net amount of $38.1 would favorably affect the effective tax rate if recognized. Audits related to 2004 and 2007 were settled in 2008 for an $11.7 benefit.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. In 2010, we had a net benefit of $1.3 due to a $1.8 benefit from statute expirations. We accrued net interest and penalties of $0.4 and $0.3 during 2009 and 2008, respectively.

The following table summarizes the activity related to our unrecognized tax benefits during 2010, 2009 and 2008:

	2010	2009	2008
Gross unrecognized tax benefits, beginning of year	$41.7	$49.3	$60.5
Increases in prior year tax positions	3.0	6.5	1.2
Decreases in prior year tax positions	(2.0)	(1.4)	(5.9)
Increases for current year tax positions	–	1.7	7.0
Expiration of statute of limitations and audit settlements	(17.7)	(14.4)	(13.5)
Gross unrecognized tax benefits, end of year	$25.0	$41.7	$49.3
Potential interest and penalties	1.4	2.7	1.6
Balance, end of year	$26.4	$44.4	$50.9

We conduct business globally in 82 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2007 through 2010 for our major operations in Germany, Italy, France, Japan, U.S. and United Kingdom. As of December 31, 2010, we are subject to tax audits in France, Belgium, Denmark, and Norway and the IRS will audit 2008 and 2009 beginning in 2011. We believe that resolution of such audits will not have a material impact on earnings.

06.
Goodwill

Changes in the carrying value of goodwill by reportable segment and Corporate are as follows:

							Right
	Americas	(1)	France	EMEA	(2)	Asia Pacific	Management	(3)	Corporate	(3),(4)	Total (4)
Balance, January 1, 2009	$163.3		$3.6	$266.2		$56.5	$140.0		$343.3		$972.9
Goodwill acquired	8.4		3.4	–		–	4.1		–		15.9
Currency impact and other	1.7		0.1	20.7		2.4	6.6		(0.2)		31.3
Impairment charge	–		–	–		–	–		(61.0)		(61.0)
Balance, December 31, 2009	173.4		7.1	286.9		58.9	150.7		282.1		959.1
Goodwill acquired	290.6		9.1	4.1		0.2	3.8		–		307.8
Currency impact and other	1.5		(0.4)	(8.6)		5.8	0.5		–		(1.2)
Impairment charge	–		–	–		–	(94.4)		(217.2)		(311.6)
Balance, December 31, 2010	$465.5		$15.8	$282.4		$64.9	$60.6		$64.9		$954.1

(1)	Balance related to United States was $151.9 as of January 1, 2009. There was an $8.4 addition in 2009, resulting in a $160.3 goodwill balance as of December 31, 2009. In 2010, United States added $290.6 through acquisitions and recorded another item of $0.8, resulting in a $451.7 goodwill balance as of December 31, 2010. See Note 14 to the Consolidated Financial Statements for further information regarding Jefferson Wells inclusion.
(2)	Balances related to Italy were $4.8, $4.9 and $4.6 as of January 1, 2009, December 31, 2009 and December 31, 2010, respectively. The change represents the impact of currency.
(3)	For further information on the goodwill impairment charges, see Note 1 to the Consolidated Financial Statements. The 2010 goodwill impairment charge for Right Management impacted both Corporate ($184.5) and Right Management ($94.4).
(4)	Balances were net of accumulated impairment loss of $140.8, $201.8 and $513.4, as of January 1, 2009, December 31, 2009 and December 31, 2010, respectively. The 2010 goodwill impairment charge for Jefferson Wells impacted only Corporate ($32.7).

62 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

The majority of the Corporate balance as of December 31, 2010 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is now part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments as this is commensurate with how we operate our business. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the composition of goodwill balances by reporting unit.

Goodwill balances by reporting unit are as follows:

December 31	2010	2009
United States	$507.2	$248.5
Elan	123.2	128.6
Netherlands (Vitae)	81.9	87.6
Right Management	60.6	335.1
Other reporting units	181.2	159.3
Total goodwill	$954.1	$959.1

07.
Debt

Information concerning Short-Term Borrowings is as follows:

December 31	2010	2009
Short-term borrowings	$28.0	$41.3
Weighted-average interest rates	7.0%	8.1%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2010, such uncommitted credit lines totaled $395.7, of which $367.7 was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional subsidiary borrowings of $271.8 could be made under these facilities as of December 31, 2010.

A summary of Long-Term Debt is as follows:

December 31	2010	2009
Euro-denominated notes:
€300 due June 2012	$401.2	$429.0
€200 due June 2013	267.1	285.6
Other	1.7	1.4
	670.0	716.0
Less – current maturities	0.7	0.4
Long-term debt	$669.3	$715.6

EURO NOTES

Our €300.0 aggregate principal amount 4.50% notes are due June 1, 2012 (the “€300.0 Notes”). The €300.0 Notes were issued at a price of 99.518% to yield an effective interest rate of 4.58% . The discount of €1.4 ($1.8) is being amortized to interest expense over the term of the notes. Interest is payable annually on June 1.

Our €200.0 aggregate principal amount 4.75% notes are due June 14, 2013 (the “€200.0 Notes”). The €200.0 Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862% . The discount of €1.3 ($1.6) is being amortized to interest expense over the term of the €200.0 Notes. Interest is payable annually on June 14.

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

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 63

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

REVOLVING CREDIT AGREEMENT

We have a $400.0 revolving credit agreement with a syndicate of commercial banks that expires in November 2012. The revolving credit agreement allows for borrowings in various currencies, with up to $150.0 that may be used for the issuance of stand-by letters of credit. Outstanding letters of credit issued under the agreement totaled $2.2 and $8.6 as of December 31, 2010 and 2009, respectively. Additional borrowings of $397.8 were available to us under this revolving credit agreement as of December 31, 2010.

On October 16, 2009, we amended our revolving credit agreement (“Revolving Credit Agreement”) to revise certain terms and financial covenants, including a reduction in the size of the facility from $625.0 to $400.0. The Revolving Credit Agreement requires that we comply with maximum Debt-to-EBITDA ratios, ranging from 3.25 to 1 to 6.00 to 1 beginning with the quarter ended September 30, 2009 through the quarter ending June 30, 2010, returning to a ratio of 3.25 to 1 for the quarter ending September 30, 2011 and each quarter thereafter. The Revolving Credit Agreement also requires that we comply with minimum Fixed Charge Coverage ratios of 1.25 to 1 beginning with the quarter ended December 31, gradually returning to a ratio of 2.00 to 1 for the quarter ending March 31, 2012 and each quarter thereafter.

As defined in the Revolving Credit Agreement, we had a Debt-to-EBITDA ratio of 1.60 to 1 (compared to a maximum allowable ratio of 5.25 to 1) as of December 31, 2010 and a Fixed Charge Coverage ratio of 2.41 to 1 (compared to a minimum required ratio of 1.25 to 1) as of December 31, 2010.

Under our Revolving Credit Agreement, we have a ratings-based pricing grid which determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit ratings, the facility fee is 45 bps, and the credit spread is 255 bps. Any further downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.6 to $1.3 annually. As of December 31, 2010, the interest rate under the agreement was Libor plus 2.55% (for U.S. Dollar borrowings, or alternative base rate for foreign currency borrowings). We had no borrowings under this credit agreement as of December 31, 2010.

On October 16, 2009, we repaid the €100.0 ($146.4) borrowings outstanding under our revolving credit agreement, and terminated the related interest rate swap agreements. As a result, we incurred approximately $7.5 in fees classified as interest expense, which was recorded in the third quarter.

DEBT MATURITIES

The maturities of Long-term debt payable within each of the four years subsequent to December 31, 2011 are as follows: 2012 – $401.8, 2013 – $267.5, 2014 and 2015 – none.

64 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

08.
Retirement And Deferred Compensation Plans

DEFINED BENEFIT PLANS

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

		U.S. Plans	Non-U.S. Plans
Year Ended December 31	2010	2009	2010	2009
Change in Benefit Obligation
Benefit obligation, beginning of year	$51.7	$49.3	$225.6	$208.8
Service cost	–	–	8.6	11.1
Interest cost	2.8	3.0	11.7	11.1
Plan amendments	–	–	–	(1.4)
Curtailments	–	–	–	(19.4)
Transfers	–	–	(0.4)	(0.4)
Actuarial loss	5.7	3.7	11.8	–
Plan participant contributions	–	–	2.1	2.3
Benefits paid	(4.0)	(4.3)	(4.1)	(6.6)
Currency exchange rate changes	–	–	(10.5)	20.1
Benefit obligation, end of year	$56.2	$51.7	$244.8	$225.6
Change in Plan Assets
Fair value of plan assets, beginning of year	$35.0	$30.3	$200.6	$175.8
Actual return on plan assets	2.7	6.2	20.0	16.5
Curtailments	–	–	–	(16.7)
Transfers	–	–	–	(1.1)
Plan participant contributions	–	–	2.1	2.3
Company contributions	2.7	2.8	16.6	12.9
Benefits paid	(4.0)	(4.3)	(4.1)	(6.6)
Currency exchange rate changes	–	–	(9.1)	17.5
Fair value of plan assets, end of year	$36.4	$35.0	$226.1	$200.6
Funded Status at End of Year
Funded status, end of year	$(19.8)	$(16.7)	$(18.7)	$(25.0)
Amounts Recognized
Noncurrent assets	$14.3	$13.9	$23.7	$24.0
Current liabilities	(2.6)	(2.4)	(0.4)	(0.5)
Noncurrent liabilities	(31.5)	(28.2)	(42.0)	(48.5)
Net amount recognized	$(19.8)	$(16.7)	$(18.7)	$(25.0)

Effective January 1, 2009, we terminated our defined benefit plan in Japan and replaced it with a defined contribution plan, resulting in a curtailment and settlement gain of $4.3.

Amounts recognized in Accumulated Other Comprehensive Income (Loss), net of tax, consist of:

		U.S. Plans		Non-U.S. Plans
Year Ended December 31	2010	2009	2010	2009
Net loss (gain)	$9.3	$6.0	$2.4	$(0.6)
Prior service cost	0.2	0.3	7.2	7.5
Total	$9.5	$6.3	$9.6	$6.9

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 65

Notes To Consolidated Financial Statements
in millions, except share and per share data

The accumulated benefit obligation for our plans that have plan assets was $214.9 and $195.7 as of December 31, 2010 and 2009, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2010	2009
Accumulated benefit obligation	$5.8	$122.7
Plan assets	5.7	115.8

In 2010, our largest plan saw an improvement in its funded status and its accumulated benefit obligation no longer exceeds its plan assets as of December 31, 2010. As a result, this significant plan is included in the amounts disclosed above for 2009 but not for 2010.

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2010	2009
Projected benefit obligation	$173.7	$160.3
Plan assets	163.8	144.9

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $57.1 and $53.1 as of December 31, 2010 and 2009, respectively.
The components of the net periodic benefit cost and other amounts recognized in Other Comprehensive Loss (Income) for all plans are as follows:

Year Ended December 31	2010	2009	2008
Service cost	$8.6	$11.1	$14.4
Interest cost	14.5	14.1	15.3
Expected return on assets	(13.4)	(12.6)	(13.9)
Curtailment and settlement	–	(4.3)	–
Net gain	(1.2)	(2.1)	(0.8)
Prior service cost	0.7	0.5	0.5
Net periodic benefit cost	9.2	6.7	15.5
Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Loss (Income)
Net loss (gain)	8.5	(9.0)	9.7
Amortization of net gain	1.2	3.0	0.9
Prior service cost	–	–	10.4
Amortization of prior service cost	(0.7)	(0.8)	(0.6)
Total recognized in other comprehensive loss (income)	9.0	(6.8)	20.4
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$18.2	$(0.1)	$35.9

The estimated net gain and prior service cost for the defined benefit pension plans that will be amortized from Accumulated Other Comprehensive Income (Loss) into net periodic benefit cost during 2011 are $0.2 and $0.7, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation are as follows:

		U.S. Plans		Non-U.S. Plans
Year Ended December 31	2010	2009	2010	2009
Discount rate	5.1%	5.7%	5.1%	5.5%
Rate of compensation increase	4.0%	4.0%	4.3%	4.5%

The weighted-average assumptions used in the measurement of the net periodic benefit cost are as follows:

			U.S. Plans			Non-U.S. Plans
Year Ended December 31	2010	2009	2008	2010	2009	2008
Discount rate	5.7%	6.4%	6.3%	5.5%	5.7%	5.0%
Expected long-term return on plan assets	7.3%	7.3%	7.5%	5.5%	5.7%	5.4%
Rate of compensation increase	4.0%	4.0%	4.5%	4.5%	4.2%	4.2%

66 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year. Our overall expected long-term rate of return on U.S. plan assets is 7.3%.

Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 3.7% to 6.3% . For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for two of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience and the future expectations for each respective country.

Our plans’ investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2010 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The fair value of our pension plan assets are primarily determined by using market quotes and other relevant information that is generated by market transactions involving identical or comparable assets. The fair value of our pension plan assets by asset category is as follows:

	U.S. Plans				Non-U.S. Plans
	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted				Quoted
		Prices				Prices
		in Active	Significant			in Active	Significant
		Markets for	Other	Significant		Markets for	Other	Significant
		Identical	Observable	Unobservable		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)	2010	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash and cash equivalents(1)	$2.5	$2.5	$–	$–	$4.2	$4.2	$–	$–
Equity securities:
U.S. companies	15.9	15.9	–	–	2.7	2.2	–	0.5
International companies	–	–	–	–	61.0	61.0	–	–
Fixed income securities:
Government bonds(2)	18.0	–	18.0	–	13.1	–	13.1	–
Corporate bonds	–	–	–	–	49.9	–	49.9	–
Guaranteed insurance contracts	–	–	–	–	8.8	–	8.8	–
Other types of investments:
Unitized funds(3)	–	–	–	–	75.7	75.7	–	–
Equity hedge funds	–	–	–	–	0.9	–	0.9	–
Real estate funds	–	–	–	–	9.8	–	4.8	5.0
	$36.4	$18.4	$18.0	$–	$226.1	$143.1	$77.5	$5.5

(1)	This category includes a prime obligations money market portfolio.
(2)	This category includes U.S. Treasury / Federal agency securities and foreign government securities.
(3)	This category includes investments in approximately 80% fixed income securities and 20% equity.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 67

Notes To Consolidated Financial Statements
in millions, except share and per share data

	U.S. Plans				Non-U.S. Plans
	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted				Quoted
		Prices				Prices
		in Active	Significant			in Active	Significant
		Markets for	Other	Significant		Markets for	Other	Significant
		Identical	Observable	Unobservable		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	December 31,	Assets	Inputs	Inputs
	2009	(Level 1)	(Level 2)	(Level 3)	2009	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash and cash equivalents(1)	$3.4	$3.4	$–	$–	$4.6	$4.6	$–	$–
Equity securities:
U.S. companies	16.3	16.3	–	–	1.1	0.9	0.2	–
International companies	–	–	–	–	73.0	73.0	–	–
Fixed income securities:
Government bonds(2) (3)	15.3	–	15.3	–	14.8	–	14.8	–
Corporate bonds (3)	–	–	–	–	90.0	–	90.0	–
Bank loans	–	–	–	–	0.6	0.6	–	–
Guaranteed insurance contracts	–	–	–	–	7.8	–	7.8	–
Other types of investments:
Equity hedge funds	–	–	–	–	0.6	0.6	–	–
Real estate funds	–	–	–	–	8.1	–	8.1	–
	$35.0	$19.7	$15.3	$–	$200.6	$79.7	$120.9	$–

(1)	This category includes a prime obligations money market portfolio.
(2)	This category includes U.S. Treasury / Federal agency securities and foreign government securities.
(3)	The prior year classification of corporate and government bonds as Level 1 has been corrected.

RETIREE HEALTH CARE PLAN

We provide medical and dental benefits to certain eligible retired employees in the U.S. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan are as follows:

Year Ended December 31	2010	2009
Change in Benefit Obligation
Benefit obligation, beginning of year	$24.6	$22.4
Service cost	0.1	0.1
Interest cost	1.4	1.4
Actuarial gain	1.1	1.8
Benefits paid	(1.9)	(1.4)
Medicare Part D subsidy receipts	0.2	0.3
Benefit obligation, end of year	$25.5	$24.6
Funded Status at End of Year
Funded status, end of year	$(25.5)	$(24.6)
Amounts Recognized
Current liabilities	$(1.6)	$(1.4)
Noncurrent liabilities	(23.9)	(23.2)
Net amount recognized	$(25.5)	$(24.6)

The amount recognized in Accumulated Other Comprehensive Income (Loss), net of tax, represents a net gain of $1.5 and $2.5 in 2010 and 2009, respectively.

68 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

The discount rate used in the measurement of the benefit obligation was 5.1% and 5.7% in 2010 and 2009, respectively. The discount rate used in the measurement of net periodic benefit cost was 5.7%, 6.4% and 6.3% in 2010, 2009 and 2008, respectively. The components of net periodic benefit cost for this plan are as follows:

Year Ended December 31	2010	2009	2008
Net Periodic Benefit Cost
Service cost	$0.1	$0.1	$0.2
Interest cost	1.4	1.4	1.4
Net gain	(0.1)	(0.7)	(0.7)
Net periodic benefit cost	1.4	0.8	0.9
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss
Net loss (gain)	1.1	1.8	(0.6)
Amortization of net gain	0.1	0.7	0.6
Total recognized in other comprehensive loss	1.2	2.5	–
Total recognized in net periodic benefit cost and other comprehensive loss	$2.6	$3.3	$0.9

For the retiree health care plan, no amount is estimated to be amortized from Accumulated Other Comprehensive Loss into net periodic benefit cost during 2011.

The health care cost trend rate was assumed to be 8.0% for 2010, decreasing gradually to 5.0% for the years 2016 and beyond. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.2	$(0.2)
Effect on benefit obligation	3.3	(2.8)

FUTURE CONTRIBUTIONS AND PAYMENTS

During 2011, we plan to contribute $20.0 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2010 are estimated as follows:

		Retiree Health
Year	Pension Plans	Care Plan
2011	$9.8	$1.4
2012	10.1	1.4
2013	10.5	1.4
2014	11.3	1.4
2015	12.1	1.4
2016-2020	74.7	6.9
Total projected benefit payments	$128.5	$13.9

DEFINED CONTRIBUTION PLANS

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $23.7, $22.7 and $24.2 for the years ended December 31, 2010, 2009 and 2008, respectively. One of our U.S. deferred compensation plans had an asset and liability of $35.6 and $28.2 as of December 31, 2010 and 2009, respectively.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 69

Notes To Consolidated Financial Statements
in millions, except share and per share data

09.
Accumulated Other Comprehensive Income (Loss)

The components of Accumulated Other Comprehensive Income (Loss), net of tax, are as follows:

December 31	2010	2009	2008
Foreign currency translation	$96.6	$111.0	$4.0
Unrealized gain on investments	8.0	6.6	2.3
Unrealized loss on derivatives (Note 12)	–	–	(4.6)
Defined benefit pension plans (Note 8)	(19.1)	(13.2)	(15.2)
Retiree health care plan (Note 8)	1.5	2.5	4.6
Accumulated other comprehensive income (loss)	$87.0	$106.9	$(8.9)

10.
Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2010:

Year
2011	$208.0
2012	155.0
2013	111.4
2014	79.9
2015	61.3
Thereafter	137.4
Total minimum lease payments	$753.0

Rental expense for all operating leases was $248.8, $250.8 and $284.4 for the years ended December 31, 2010, 2009 and 2008, respectively.

11.
Interest and Other Expense

Interest and Other Expense consists of the following:

Year Ended December 31	2010	2009	2008
Interest expense	$43.7	$61.7	$63.9
Interest income	(6.2)	(11.7)	(22.1)
Foreign exchange losses (gains)	3.3	0.8	(2.9)
Miscellaneous expenses, net	2.4	3.5	12.0
Loss from sale of an equity investment	–	10.3	–
Interest and other expense	$43.2	$64.6	$50.9

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

70 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

12.
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

INTEREST RATE RISK MANAGEMENT

As we disclosed in Note 7 to the Consolidated Financial Statements, we repaid the €100.0 ($146.4) borrowing outstanding under our Revolving Credit Agreement and terminated the related interest rate swap agreements on October 16, 2009. Our interest rate swap agreements had been designated as cash flow hedges of the interest costs on our Euro-denominated variable rate borrowings. The interest rate swap agreements had a notional value of €100.0 ($146.4) and fixed the variable portion of the interest rate on these borrowings, on a weighted-average basis, at 5.71% . The total interest rate on these borrowings was 6.21%, including the 50 basis point credit spread as defined in our previous revolving credit agreement.

For cash flow hedges, we recorded the effective portions of our interest rate swap agreements as a component of Accumulated Other Comprehensive Income (Loss) until we determined that it was probable (as of September 30, 2009) that we would repay our outstanding borrowings under our revolving credit facility. We realized the costs included in Accumulated Other Comprehensive Income (Loss) as interest expense by recording $6.4 in the Consolidated Statement of Operations for the year ended December 31, 2009. We had no interest rate swap agreements as of December 31, 2010 or 2009 or at any time during 2010.

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

The €300.0 ($401.2) Notes and the €200.0 ($267.1) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a Euro functional currency as of December 31, 2010.

For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign subsidiary, the gain or loss associated with foreign currency translation is recorded as a component of Accumulated Other Comprehensive Income (Loss), net of taxes. As of December 31, 2010, we had a $56.1 loss included in Accumulated Other Comprehensive Income (Loss), net of taxes, as the net investment hedge was deemed effective.

Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our Euro-denominated notes, which is paid annually in June. We recorded a loss of $2.7 associated with our forward contracts in Interest and Other Expenses for the year ended December 31, 2010 related to the forward contracts. We had a $0.1 asset related to the forward contracts’ fair value included in Other Long-Term Liabilities as of December 31, 2010.

The fair value measurements of these items recorded in our consolidated balance sheets as of December 31, 2010 and 2009 are disclosed in Note 1 to the Consolidated Financial Statements.

13.
Contingencies

LITIGATION

We are involved in a number of lawsuits arising in the ordinary course of business which will not, in the opinion of management, have a material effect on our results of operations, financial position or cash flows.

In February 2009, the French Competition Council rendered its decision and levied a fine of €42.0 ($55.9) related to the competition investigation that began in November 2004, conducted by France’s Direction Generale de la concurrence, de la Consommation et de la Repression des Fraudes (“DGCCRF”), a body of the French Finance Minister that investigates frauds and competition violations. We had accrued for this fine as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council’s decision. In January 2010 we received notification that our appeal was denied and in March 2010, we again appealed the Competition Council’s decision to the Cour de Cassation.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 71

Notes To Consolidated Financial Statements
in millions, except share and per share data

GUARANTEES

We have entered into certain guarantee contracts and stand-by letters of credit that total $168.1 ($131.4 for guarantees and $36.7 for stand-by letters of credit). The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

14.
Segment Data

During the fourth quarter of 2010, our segment reporting was realigned due to our Jefferson Wells business being combined with our Professional Finance and Accounting vertical within the United States. Accordingly, our former reportable segment, Jefferson Wells, is now reported within our United States operating segment as part of the Americas reportable segment. All previously reported results have been restated to conform to the current year presentation.

We are organized and managed primarily on a geographic basis, with the exception of Right Management, which is operated as a separate global business unit. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; France; EMEA (Europe, Middle East and Africa, excluding France), which includes Italy and Other EMEA; Asia Pacific; and Right Management.

The Americas, France, EMEA, and Asia Pacific segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and Manpower Business Solutions (MBS). MBS includes Talent Based Outsourcing (TBO), Managed Service Programs (MSP), Borderless Talent Solutions (BTS) and Recruitment Process Outsourcing (RPO). The Right Management segment revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients primarily within a single segment. Due to the nature of our business, we generally do not have export or intersegment sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenue for us as a whole.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on Operating Unit Profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, interest and other income and expense amounts or income taxes. During the third quarter of 2010, we redefined Operating Unit Profit to exclude intangible asset amortization related to all acquisitions. Therefore, these costs are no longer included as operating costs within the reportable segments and Corporate Expenses, and all intangible asset amortization expense is now shown separately. All previously reported results have been restated to conform to the current year presentation.

Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

72 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2010	2009	2008
Revenues from Services (a)
Americas:
United States(b)	$2,783.4	$1,786.0	$2,236.4
Other Americas	1,265.5	967.3	1,129.8
	4,048.9	2,753.3	3,366.2
France	5,208.6	4,675.5	6,935.6
EMEA:
Italy	1,044.2	950.8	1,519.5
Other EMEA	6,043.0	5,371.7	7,422.0
	7,087.2	6,322.5	8,941.5
Asia Pacific	2,147.2	1,728.0	1,841.6
Right Management	374.6	559.4	452.2
	$18,866.5	$16,038.7	$21,537.1
Operating Unit Profit (Loss)
Americas:
United States	$42.8	$(41.4)	$17.3
Other Americas	36.5	20.1	25.9
	79.3	(21.3)	43.2
France	47.1	20.8	299.0
EMEA:
Italy	47.5	27.9	120.4
Other EMEA	157.4	34.7	237.8
	204.9	62.6	358.2
Asia Pacific	47.2	26.5	29.2
Right Management	3.5	113.4	44.7
	382.0	202.0	774.3
Corporate expenses	(101.2)	(77.4)	(95.6)
Goodwill and intangible asset impairment charges	(428.8)	(61.0)	(163.1)
Intangible asset amortization expense(c)	(39.3)	(21.9)	(22.1)
Reclassification of French business tax(d)	65.3	–	–
Interest and other expenses	(43.2)	(64.6)	(50.9)
(Loss) earnings before income taxes	$(165.2)	$(22.9)	$442.6

(a)   Further breakdown of Revenues from Services by geographical region is as follows:

Revenues from Services	2010	2009	2008
United States	$2,940.1	$2,059.4	$2,436.3
France	5,240.7	4,710.3	6,968.8
Italy	1,065.0	967.8	1,534.9
United Kingdom	1,822.2	1,738.0	2,491.8
Total Foreign	15,926.4	13,979.3	19,100.8

(b)	The U.S. revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which are discussed further on the financial highlights page.
(c)	Intangible asset amortization related to aquisitions was excluded from operating costs within the reportable segments and corporate expenses, and shown seperately.
(d)	The French Business Tax, as disclosed in Note 5 to the Consolidated Financial Statements, is reported in Provision for Income Taxes rather than in Cost of Services, in accordance with the current accounting guidance on income taxes. However, we view this tax as operational in nature. Accordingly, the financial information reviewed internally continues to include the French Business Tax within the Operating Unit Profit of our France reportable segment. Therefore, we have shown the amount of the French Business Tax above to reconcile to our (Loss) Earnings before Income Taxes.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 73

Notes To Consolidated Financial Statements
in millions, except share and per share data

Year Ended December 31	2010	2009	2008
Depreciation and Amortization Expense
Americas:
United States	$15.4	$12.6	$12.8
Other Americas	3.7	3.7	3.8
	19.1	16.3	16.6
France	12.6	15.3	20.1
EMEA:
Italy	3.8	4.4	5.0
Other EMEA	21.2	24.6	25.5
	25.0	29.0	30.5
Asia Pacific	4.6	5.6	8.3
Right Management	7.3	9.1	9.5
Corporate	2.2	–	–
Amortization of intangible assets(a)	39.3	21.9	22.1
	$110.1	$97.2	$107.1
Earnings from Equity Investments
Americas:
United States	$–	$–	$(1.6)
Other Americas	–	–	–
	–	–	(1.6)
France	(0.6)	(0.9)	(0.9)
EMEA:
Italy	–	–	–
Other EMEA	5.2	3.3	3.0
	5.2	3.3	3.0
Asia Pacific	–	0.6	0.4
Right Management	–	–	–
	$4.6	$3.0	$0.9

(a)	Intangible asset amortization related to acquisitions was excluded from operating costs within the reportable segments and corporate expenses, and shown seperately.

74 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2010	2009	2008
Total Assets
Americas:
United States	$1,361.4	$630.7	$664.9
Other Americas	257.6	218.9	218.9
	1,619.0	849.6	883.8
France	1,826.0	2,220.1	2,314.7
EMEA:
Italy	271.3	239.7	291.2
Other EMEA	1,852.8	1,560.7	1,660.3
	2,124.1	1,800.4	1,951.5
Asia Pacific	395.1	314.4	411.2
Right Management	86.1	228.7	214.4
Corporate(a)	679.4	800.6	846.6
	$6,729.7	$6,213.8	$6,622.2
Equity Investments
Americas:
United States	$–	$–	$–
Other Americas	–	–	–
	–	–	–
France	0.4	1.1	2.0
EMEA:
Italy	–	–	–
Other EMEA	70.5	64.0	55.6
	70.5	64.0	55.6
Asia Pacific	0.7	0.4	23.4
Right Management	–	–	–
	$71.6	$65.5	$81.0

(a)    Corporate assets include assets that are not used in the operations of any segment, the most significant of which are purchased intangibles and cash.

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 75

Notes To Consolidated Financial Statements
in millions, except share and per share data

Year Ended December 31	2010	2009	2008
Long-Lived Assets(a)
Americas:
United States	$39.7	$37.3	$48.3
Other Americas	9.7	9.1	10.0
	49.4	46.4	58.3
France	43.2	42.1	54.9
EMEA:
Italy	7.7	8.6	11.4
Other EMEA	54.2	62.6	73.9
	61.9	71.2	85.3
Asia Pacific	17.8	13.9	17.6
Right Management	15.9	21.4	23.5
Corporate	4.0	6.0	7.6
	$192.2	$201.0	$247.2
Additions to Long-Lived Assets
Americas:
United States	$6.4	$3.5	$10.8
Other Americas	3.7	2.2	6.1
	10.1	5.7	16.9
France	18.8	5.7	12.6
EMEA:
Italy	3.6	1.6	2.7
Other EMEA	15.7	12.6	37.9
	19.3	14.2	40.6
Asia Pacific	7.2	2.2	6.8
Right Management	2.9	6.3	7.8
Corporate	0.2	1.0	2.2
	$58.5	$35.1	$86.9

(a)    Further breakdown of Long-Lived Assets by geographical region is as follows:

	2010	2009	2008
Long-Lived Assets
United States	$44.2	$44.9	$57.3
France	45.8	45.1	58.3
Italy	8.1	9.3	12.3
United Kingdom	15.3	16.7	19.4
Total Foreign	148.0	156.1	189.9

76 Manpower 2010 Annual Report Notes to Consolidated Financial Statements

15.
Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2010
Revenues from Services	$4,099.3	$4,585.6	$4,972.0	$5,209.6	$18,866.5
Gross profit	701.5	797.0	841.2	905.7	3,245.4
Operating profit (loss)(a)	32.6	79.1	108.9	(342.6)	(122.0)
Net earnings (loss)	2.8	32.7	51.3	(350.4)	(263.6)
Net earnings (loss) per share – basic	$0.04	$0.40	$0.63	$(4.29)	$(3.26)
Net earnings (loss) per share – diluted(b)	0.04	0.40	0.62	(4.29)	(3.26)
Dividends per share	-	0.37	-	0.37	0.74
Market price:
High	$59.92	$62.18	$52.20	$65.14
Low	50.63	40.58	42.50	50.39
Year Ended December 31, 2009
Revenues from Services	$3,643.0	$3,793.5	$4,189.6	$4,412.6	$16,038.7
Gross profit	665.7	692.3	704.1	756.1	2,818.2
Operating profit (loss)(c)	1.4	19.0	(21.5)	42.8	41.7
Net (loss) earnings	(1.8)	16.3	(52.8)	29.1	(9.2)
Net (loss) earnings per share – basic	$(0.02)	$0.21	$(0.67)	$0.37	$(0.12)
Net (loss) earnings per share – diluted(d)	(0.02)	0.21	(0.67)	0.37	(0.12)
Dividends per share	–	0.37	–	0.37	0.74
Market price:
High	$35.73	$45.73	$58.03	$61.48
Low	23.75	32.53	38.54	46.71

(a)	Includes a $428.8 impairment charge recorded in the fourth quarter, and reorganization charges of $1.3, $1.2, $5.6 and $28.0 recorded in the first, second, third and fourth quarters, respectively.
(b)	The fourth quarter includes ($4.70) per share related to the impairment charge, Also included in the results are reorganization costs of ($0.01) per diluted share in the first and second quarters, ($0.05) per diluted share in the third quarter and ($0.23) per diluted share in the fourth quarter.
(c)	Includes a $61.0 impairment charge recorded in the third quarter, and reorganization charges of $6.9, $13.0, $0.9 and $12.7 recorded in the first, second, third and fourth quarters, respectively.
(d)	The third quarter includes ($0.78) per share related to the impairment charge, ($0.07) per share for the loss on the sale of an equity investment and ($0.06) per share related to the extinguishment of our interest rate swap agreements and revolving credit facility. Also included in the results are reorganization costs of ($0.06) per diluted share in the first quarter, ($0.11) per diluted share in the second quarter, ($0.01) per diluted share in the third quarter and ($0.11) per diluted share in the fourth quarter.
****

Notes to Consolidated Financial Statements Manpower 2010 Annual Report 77

Selected Financial Data
in millions, except per share data

As Of And For The Year Ended December 31	2010	2009	2008	2007	2006
Operations Data
Revenues from Services	$18,866.5	$16,038.7	$21,537.1	$20,486.1	$17,562.5
Gross profit	3,245.4	2,818.2	4,086.9	3,834.4	3,146.0
Operating (loss) profit	(122.0)	41.7	493.5	811.2	532.1
Net (loss) earnings from continuing operations	(263.6)	(9.2)	205.5	473.7	305.7
Per Share Data
Net (loss) earnings from continuing operations – basic	$(3.26)	$(0.12)	$2.61	$5.70	$3.55
Net (loss) earnings from continuing operations – diluted	(3.26)	(0.12)	2.58	5.60	3.48
Dividends	0.74	0.74	0.74	0.69	0.59
Balance Sheet Data
Total assets	$6,729.7	$6,213.8	$6,622.2	$7,226.9	$6,514.1
Long-term debt	669.3	715.6	837.3	874.8	791.2

The Notes to Consolidated Financial Statements should be read in conjunction with the above summary.

Performance Graph

Set forth below is a graph for the periods ending December 31, 2005-2010 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 29% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2005 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

December 31	2010	2009	2008	2007	2006	2005
Manpower	$135	$117	$73	$122	$161	$100
S&P 400 Midcap Stock Index	123	98	73	116	109	100
S&P Supercomposite Human Resources and Employment Services Index	126	111	81	90	119	100

CERTIFICATIONS

Manpower has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2010, Jeffrey A. Joerres, Manpower’s Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by Manpower of the NYSE’s corporate governance listing standards.

78 Manpower 2010 Annual Report Selected Financial Data

Principle Operating Units

Argentina, Australia, Austria, Bahrain, Belarus, Belgium, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Denmark, Dominican Republic, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Kazakhstan, Korea, Kuwait, Latvia, Lithuania, Luxembourg, Macau, Malaysia, Martinique, Mexico, Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Reunion, Romania, Russia, Saudi Arabia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay, Venezuela and Vietnam

Manpower Inc. (NYSE: MAN), world leader in innovative workforce solutions and services; creates and delivers services that enable its clients to win in the changing world of work. With over 62 years’ experience, the $19 billion company offers employers a range of services and solutions for the entire employment and business cycle including permanent, temporary and contract recruitment; employee assessment and selection; training; outplacement; outsourcing and consulting. Manpower’s worldwide network of nearly 3,900 offices in 82 countries and territories is the world’s largest in the industry and enables the company to meet the needs of its 400,000 clients per year, including small and medium size enterprises in all industry sectors, as well as the world’s largest multinational corporations. The focus of Manpower’s work is on raising productivity through improved quality, efficiency and cost-reduction across their total workforce, enabling clients to concentrate on their core business activities. More information about Manpower Inc. is available at www.manpower.com.

Principle Operating Units Manpower 2010 Annual Report 79

Corporate Information

Directors	Management

JEFFREY A. JOERRES	JEFFREY A. JOERRES
Chairman, CEO and President	Chairman, CEO and President
Manpower Inc.
MICHAEL J. VAN HANDEL
MARC J. BOLLAND 2	Executive Vice President and CFO
Chief Executive
Marks and Spencer Group	DARRYL GREEN
Executive Vice President
GINA BOSWELL 1,3	President – Asia Pacific and Middle East
President of Global Brands
The Alberto-Culver Company	FRANÇOISE GRI
Executive Vice President
CARI DOMINGUEZ 2	President – Southern Europe
Former Chair of the Equal Employment Opportunity
Commission	HANS LEENTJES
Executive Vice President
JACK M. GREENBERG 2*,3	President - Northern Europe
Non-Executive Chairman
Western Union Company and Innerworkings, Inc.	JONAS PRISING
Retired Chairman and CEO	Executive Vice President
McDonald’s Corporation	President – The Americas

TERRY A. HUENEKE 1	OWEN J. SULLIVAN
Retired Executive Vice President	Executive Vice President
Manpower Inc.	CEO - Right Management

ROBERTO MENDOZA 1	MARA SWAN
Senior Managing Director	Executive Vice President
Atlas Advisors	Global Strategy and Talent

ULICE PAYNE JR. 1,3	DAVID ARKLESS
President and CEO	Senior Vice President
Addison-Clifton, LLC	President – Corporate and Government Affairs

ELIZABETH P. SARTAIN 2	DENIS EDWARDS
Founder of Libby Sartain LLC	Senior Vice President
Former CHRO Yahoo! Inc. and Southwest Airlines	Chief Information Officer

JOHN R. WALTER 2,3*	KEN C. HUNT
Retired President and COO	Senior Vice President
AT&T Corp.	General Counsel and Secretary
Former Chairman, President and CEO
R.R. Donnelley & Sons	TAMMY JOHNS
Senior Vice President
EDWARD J. ZORE 1*,3	Innovation and Workforce
Retired President and CEO
Northwestern Mutual	EMMA VAN ROOYEN
Senior Vice President
Chief Marketing Officer

BOARD COMMITTEES
1 Audit Committee
2 Executive Compensation and Human Resources Committee
3 Nominating and Governance Committee

* Denotes Committee Chair

80 Manpower 2010 Annual Report Corporate Information

WORLD HEADQUARTERS	INVESTOR RELATIONS WEBSITE
P.O. Box 2053	The most current corporate and investor information can
100 Manpower Place	be found on the Manpower Inc. corporate Web site at
Milwaukee, WI 53212 USA	www.manpower.com. Interested individuals may also
+1.414.961.1000	choose to receive Manpower press releases and other
www.manpower.com	information via e-mail by subscribing to our E-mail Alert
service at www.investor.manpower.com.
TRANSFER AGENT AND REGISTRAR
BNY Mellon Shareowner Services	GOVERNANCE
P.O. Box 358015	As of February 1, 2011, ISS Corporate Services, (an MSCI
Pittsburgh, PA 15252-8015	Brand) gave Manpower the following Governance Risk
Shareowners Toll Free: (800) 874-1547	Indicator (GRId) Scores: Audit, Medium Concern; Board
Foreign Shareowners: (201) 680-6578	Structure, Low Concern; Compensation, High Concern;
Web Site: www.bnymellon.com/shareowner/isd	and Shareholder Rights, Medium Concern. Beginning in
2010, GRId scores replace the Corporate Governance
STOCK EXCHANGE LISTING	Quotient index. ISS Corporate Services is a respected
NYSE Symbol: MAN	authority on proxy voting and corporate governance.

Governance Metrics International, an independent
FORM 10-K	corporate governance rating agency, rated Manpower
A copy of Form 10-K filed with the Securities and	an 8.0 on a scale of 1 to 10 with 10 being the highest
Exchange Commission for the year ended	ranking, on November 30, 2010. The average score for
December 31, 2010 is available without charge after	all U.S. companies rated by GMI is 7.2.
February 24, 2011
Manpower’s governance structure is designed to ensure
and can be obtained online at:	transparency in our operations and adherence to the
www.investor.manpower.com	regulations set forth by the U.S. Securities and Exchange
or by writing to:	Commission (SEC). Information on Manpower’s
Kenneth C. Hunt	governance structure and policies can be found at
Manpower Inc.	www.manpower.com in the section titled “About
100 Manpower Place	Manpower.”
Milwaukee, WI 53212
USA	SOCIAL RESPONSIBILITY
Manpower’s business is, in itself, socially responsible
SHAREHOLDERS	because everything we do is geared toward connecting
As of February 22, 2011, Manpower Inc. common stock	people with jobs, which enables individuals to support
was held by approximately 4,500 record holders.	themselves and their families. Our free training programs
allow all of our permanent, contract and temporary
employees to improve their skills and grow in their careers,
ANNUAL MEETING OF SHAREHOLDERS	thereby improving their long-term career potential. Our
May 3, 2011 at 10 a.m.	outplacement services ensure that, when a client has to
Manpower World Headquarters	eliminate jobs, it is done in a manner that enables individuals
100 Manpower Place	to receive the support, training and career counseling they
Milwaukee, WI 53212	require in finding their way back to employment.
USA
We strive to be socially responsible in every aspect of our
business. And we often focus our resources with special
initiatives in which we can have the most impact, helping
to create a bridge to employment for disadvantaged
individuals through various workforce development
programs around the world. We are also dedicated to
increasing awareness of, and opposition to, labor practices
that exploit individuals, particularly those who are
vulnerable. Additional details regarding social responsibility efforts at Manpower can be found in our most recent Social
Responsibility Report, which is accessible via our corporate
Web site at www.manpower.com/socialresponsibility.