Form 10-K, Exhibit 13
period 2011-12-31
MANPOWER INC /WI/
filed 2012-02-23
CIK 871763

AT A GLANCE

2011 SEGMENT REVENUES
in millions ($)

TOTAL
22,006.0

Americas 4,649.4
Southern Europe 8,211.8
Northern Europe 6,159.4
APME 2,661.7
Right Management 323.7

2011 SEGMENT OPERATING UNIT PROFIT
in millions ($)

TOTAL
602.0

Americas 141.9
Southern Europe 170.1
Northern Europe 212.6
APME 78.8
Right Management (1.4)

STOCK INFORMATION

SHARES OUTSTANDING
79,903,995
(as of Dec 31, 2011)

2011 SHARE PRICE HIGH AND LOW
$68.67/$32.32

FISCAL YEAR END DATE
December 31

NUMBER OF SHARES ISSUED
109,076,337
(as of Dec 31, 2011)

AVG. DAILY VOLUME
1,000,000 +
shares per day in 2011

STOCK EXCHANGE
NYSE (Ticker: MAN)

MARKET CAPITALIZATION
$2.9 billion
(as of Dec 31, 2011)

PEOPLE PLACED IN PERMANENT, TEMPORARY AND CONTRACT POSITIONS

11	3.5 million
10	3.5 million
09	3.0 million
08	4.0 million
07	4.6 million

SYSTEMWIDE OFFICES

11	3,764
10	3,877
09	3,950
08	4,407
07	4,498

Offices across 80 countries and territories allow us to provide innovative workforce solutions and services to clients in all industry segments. Systemwide Offices represents our branch offices plus the offices operating under a franchise agreement with us.

STRONG RECORD OF LONG-TERM REVENUE GROWTH
in billions ($)

25
20
15
10
05
0
96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11

18 ManpowerGroup 2011 Annual Report At a Glance

FINANCIAL HIGHLIGHTS

REVENUES FROM SERVICES[a]

in millions ($)

2011 was a successful year. We experienced solid growth throughout all geographies, increasing our revenues by nearly 12% in constant currency to $22.0 billion and exceeding profitability expectations.

11	22,006.0
10	18,866.5
09	16,038.7
08	21,537.1
07	20,486.1

RETURN ON INVESTED CAPITAL (ROIC)

Return on Invested Capital is defined as operating profit after tax divided by the average monthly total of net debt and equity for the year. Net debt is defined as total debt less cash and cash equivalents.

11	10.8%[f]	10.1%
10	6.1%[b]	(7.4)%
09	5.7%[c]	0.7%
08	13.0%[d]	7.5%
07	15.6%[e]	17.7%

OPERATING PROFIT

in millions ($)

Operating Profit increased to $524.2 million. Excluding the non-recurring items, Operating Profit increased 52% in constant currency from 2010, to $547.3 million in 2011.

11	547.3[f]	524.2
10	337.3[b]	(122.0)
09	136.2[c]	41.7
08	631.4[d]	493.5
07	680.6[e]	811.2

NET EARNINGS

in millions ($)

Net Earnings increased to $251.6 million. Excluding non-recurring items, Net Earnings increased from $141.3 million in 2010 to $270.0 in 2011.

11	270.0[f]	251.6
10	141.3[b]	(263.6)
09	86.0[c]	(9.2)
08	365.3[d]	205.5
07	402.6[e]	473.7

OPERATING PROFIT MARGIN

in millions ($)

Operating Profit Margin increased to 2.4%. Excluding the non-recurring items, Operating Profit Margin increased from 1.8% in 2010 to 2.5% in 2011.

11	2.5%[f]	2.4%
10	1.8%[b]	(0.7)%
09	0.9%[c]	0.3%
08	2.9%[d]	2.3%
07	3.3%[e]	4.0%

TOTAL CAPITALIZATION

in millions ($)

Debt as a percentage of total capitalization was 22% in 2011, compared to 23% in both 2010 and 2009.

	EQUITY	DEBT
11	2,483.4	700.2
10	2,397.2	698.0
09	2,536.5	757.3
08	2,459.4	952.9
07	2,658.3	914.5

EMERGING MARKET REVENUES

in millions ($)

Emerging market revenues grew 26% in 2011. Key expansion markets grew: China (+450%, +82% organically), Russia (+39%) and India (+37%, +18% organically).

11	2,475.9
10	1,919.6
09	1,414.8
08	1,595.3
07	1,328.0

NET EARNINGS PER SHARE—DILUTED ($)

Net Earnings Per Share—Diluted increased to $3.04. Excluding non-recurring items, it increased 77% from 2010, to $3.26.

11	3.26[f]	3.04
10	1.72[b]	(3.26)
09	1.10[c]	(0.12)
08	4.58[d]	2.58
07	4.76[e]	5.60

(a) Revenues from Services includes fees received from our franchise offices of $35.7 million, $30.9 million, $22.3 million, $23.6 million and $25.2 million for 2007, 2008, 2009, 2010 and 2011, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $1,408.5 million, $1,148.1 million, $746.7 million, $968.0 million and $1,075.2 million for 2007, 2008, 2009, 2010 and 2011, respectively. In the United States, where the majority of our franchises operate, Revenues from Services includes fees received from the related franchise operations of $24.2 million, $17.7 million, $10.5 million, $13.7 million and $13.6 million for 2007, 2008, 2009, 2010 and 2011, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $1,055.1 million, $746.2 million, $459.3 million, $622.0 million and $646.1 million for 2007, 2008, 2009, 2010 and 2011, respectively.

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

(f) Amounts exclude the impact of global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

Financial Highlights ManpowerGroup 2011 Annual Report 19

TABLE OF CONTENTS

21	Management’s Discussion & Analysis

23	Financial Measures

43	Management Report on Internal Control Over Financial Reporting

44	Report of Independent Registered Public Accounting Firm

46	Consolidated Statements of Operations

47	Consolidated Balance Sheets

48	Consolidated Statements of Cash Flows

49	Consolidated Statements of Shareholders’ Equity

50	Notes to Consolidated Financial Statements

80	Selected Financial Data

80	Performance Graph

81	Principal Operating Units

82	Corporate Information

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Business Overview

Manpower Inc. d/b/a ManpowerGroup is the world leader in innovative workforce solutions and services. Our global network of nearly 3,800 offices in 80 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. We create power that drives organizations forward, accelerates personal success and builds more sustainable communities. We power the world of work.

By offering a complete range of workforce solutions and services, we can help any company — no matter where they are in their business evolution — raise productivity, improve strategy, quality, efficiency and cost reduction across their total workforce to achieve their business goals. ManpowerGroup provides a comprehensive suite of high-impact innovative workforce solutions and services for the entire business cycle including:

Recruitment and Assessment — By leveraging our trusted brand, vertical knowledge and expertise, we know what talent looks like and where to find it; and we have built a deeper talent pool to provide our clients access to the people they need faster. Through our world-leading assessments, we gain a deeper understanding of the people we serve, allowing us to truly identify a candidate’s potential, resulting in a better cultural match.

Training and Development — We effectively and efficiently assess and develop skills, keeping our associates ahead of the curve so they can get the job done each time every time. We offer extensive training courses and leadership development solutions for clients to maximize talent and optimize performance.

Career Management — We engage consultants that value and understand the human side of business, making meaningful impact on both the people and organizations we serve. The countercyclical nature of the career transition industry helps strengthen our portfolio during down economic cycles.

Outsourcing — We provide clients with outsourcing services related to human resources functions primarily in the areas of large-scale recruiting and workforce-intensive initiatives that are outcome-based, thereby sharing in the risk and reward with our clients.

Workforce Consulting — We are the global leader in innovative workforce solutions. We help clients create and align their workforce strategy to achieve their business strategy, increasing business agility and personal flexibility and accelerating personal and business success.

This comprehensive and diverse business mix allows us to mitigate the cyclical effects of the national economies in which we operate. Our family of brands and offerings includes:

ManpowerGroup — We are the world leader in innovative workforce solutions. We leverage our global reach and local expertise of tens of thousands of people across 80 countries and territories, making it possible for businesses to access the talent they need when they need it.

Manpower — We are the global leader in contingent and permanent recruitment workforce solutions. We provide the personal flexibility and agility businesses need with a continuum of staffing solutions.

Experis — We are the global leader in professional resourcing and project-based workforce solutions. With operations in nearly 50 countries and territories, we deliver 61 million hours of professional talent specializing in IT, Finance and Engineering to accelerate clients’ businesses each year.

Right Management — We are the global leader in talent and career management workforce solutions. Through our innovative and proprietary process, we leverage our expertise to successfully increase productivity and optimize business performance. We design and deliver solutions to align talent strategy with business strategy

ManpowerGroup Solutions — We provide clients with human resources outsourcing services primarily in the areas of large-scale recruiting and outcome-based workforce-intensive initiatives, thereby sharing in the risk and reward with our clients. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), Managed Services Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS) and Strategic Workforce Consulting (SWC). We are the largest provider of MSP and RPO services in the world.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      21

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2011, we connected 3.5 million people to opportunities and purpose, who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, temporary to permanent, skilled laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals — all turn to the ManpowerGroup companies for employment possibilities. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with the skills they need to enter the workforce. We provide a bridge to employment, building more sustainable communities. We have a unique ability to connect our deep understanding of human potential to the ambition of business so that organizations and individuals can capitalize on unseen opportunities and achieve more than they imagined.

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

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries and territories in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increasing demand as we experienced in 2011, we are able to improve our profitability and operating leverage as our current cost base can support some increase in business without a similar increase in selling and administrative expenses. During these periods, we generally see an increase in our working capital needs, resulting from an increase in our accounts receivable balance in-line with the revenue growth, which may result in a decline in operating cash flows.

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

Our business is organized and managed primarily on a geographic basis, with the exception of Right Management, which operates as a separate global business unit. Each country and business unit generally has its own distinct operations, and is managed locally by its own management team. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe, APME (Asia Pacific Middle East); and Right Management.

22      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes TBO, MSP, RPO, BTS and SWC. Right Management’s revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenues for us as a whole or for any segment.

Financial Measures—Constant Currency And Organic Constant Currency

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

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 31 and 32.

Results Of Operations —Years Ended December 31, 2011, 2010 and 2009

In 2011, we saw solid growth in most of our markets, which allowed us to improve our operating leverage and our operating results for 2011. These improvements built on those seen in 2010, where we were able to leverage our strong revenue growth following the revenue declines seen during the economic downturn in 2009. The current year growth began to moderate during the second quarter of 2011 due to the slowing of the global economy and more difficult prior year comparable results and continued through the remainder of the year.

The improved operating leverage resulted from our being able to utilize excess capacity in the network to support revenue growth without a similar increase in our expenses. This leverage was possible as we made strategic cost reductions during the economic downturn, which reduced the adverse impact of the economy during the period, yet preserved capacity within the network to handle the increased demand that we experienced during 2011. As expected, we also experienced a decline in operating cash flows as our working capital needs increased with our revenue growth.

While we experienced growth in our businesses in 2011, the strength or duration of this growth will be dependent on the health of the underlying economies where we operate. Given the uncertainties of predicting economic trends, it is not possible to predict whether, or at what pace, we will grow from the current year record revenue levels or whether we will see some slowing in 2012.

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA (“Proservia”), a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 per share. The total consideration, net of cash acquired, was €21.6 million ($29.4 million). In 2011, we also had acquisitions in China and India that made up the majority of the remaining $19.6 million of cash consideration paid for acquisitions in 2011.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      23

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

CONSOLIDATED RESULTS—2011 COMPARED TO 2010
The following table presents selected consolidated financial data for 2011 as compared to 2010.
				Variance in	Variance in
			Reported	Constant	Organic Constant
(in millions, except per share data)	2011	2010	Variance	Currency	Currency
Revenues from services	$22,006.0	$18,866.5	16.6%	11.6%	9.7%
Cost of services	18,299.7	15,621.1	17.1
Gross profit	3,706.3	3,245.4	14.2	9.4	7.4
Gross Profit Margin	16.8%	17.2%
Selling and administrative expenses, excluding impairment charges	3,182.1	2,938.6
Goodwill and intangible asset impairment charges	–	428.8
Selling and administrative expenses	3,182.1	3,367.4	(5.5)	(9.2)	(10.7)
Selling and administrative expenses as a % of revenues	14.5%	17.8%
Operating profit (loss)	524.2	(122.0)
Operating Profit Margin	2.4%	(0.6)%
Net Interest expense	35.5	37.5	(5.4)
Other expenses	8.8	5.7	55.1
Earnings (loss) before income taxes	479.9	(165.2)
Provision for income taxes	228.3	98.4
Effective income tax rate	47.6%	59.5%
Net earnings (loss)	$251.6	$(263.6)
Net earnings (loss) per share — diluted	$3.04	$(3.26)
Weighted average shares — diluted	82.8	81.0	2.3%

The year-over-year increase in Revenues from services was primarily attributed to:

●
 increased demand for services in most of our markets, including the Americas, Southern Europe, Northern Europe and APME, where revenues increased 14.5%, 12.3%, 9.3% and 14.2%, respectively, on a constant currency basis;

our acquisition of COMSYS in April 2010, which added approximately 1.0% revenue growth to our consolidated results in 2011. In 2011, the United States and the Americas experienced revenue growth of approximately 6.0% and 10.0%, respectively, on an organic constant currency basis;

●
our acquisition of three entities in APME during April 2011 and Proservia in Southern Europe during September 2011, which added 0.9% revenue growth to our consolidated results. In 2011, APME and Southern Europe experienced revenue growth of 7.6% and 11.9%, respectively, on an organic constant currency basis; and

●	a 5.0% increase due to the impact of currency exchange rates; partially offset by decreased demand for services for Right Management, where revenues decreased 16.6%, on a constant currency basis, including a 25.9% decline on a constant currency basis in our outplacement services.

The overall 40 basis point (-0.40%) decrease in Gross profit margin was attributed to:

●	a 30 basis point (-0.30%) decline due to the outplacement revenue decline of Right Management, where the Gross profit margin was higher than our Company average;
●
a 10 basis point (-0.10%) decline from our staffing/interim business, because of pricing pressures during the latter part of 2011 due to the economic environment and a decrease in French payroll tax subsidies; and

●	a 10 basis point (-0.10%) decline due to our acquisitions in APME; partially offset by
●	a 10 basis point (0.10%) favorable impact due to the growth in our permanent recruitment business.

24      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

The 5.5% decrease in Selling and administrative expenses in 2011 (9.2% decrease in constant currency) was attributed to:

●
a $428.8 million goodwill and intangible asset impairment charge in the fourth quarter of 2010 related to Right Management and Jefferson Wells as compared to no impairment charge recorded in 2011; partially offset by

●	an increase in our organic salary-related costs due to salary increases, and an increase in headcount in certain markets in response to the increased demand;
●	the additional recurring selling and administrative costs as a result of the acquisitions of COMSYS in April 2010, and the APME and Proservia acquisitions in 2011; and
●	a 3.7% increase due to the impact of currency exchange rates.

Selling and administrative expenses as a percent of revenues decreased 330 basis points (-3.3%) in 2011 compared to 2010. The change in Selling and administrative expenses as a percent of revenues consists of:

●	a 230 basis point (-2.30%) decrease due to the goodwill and intangible asset impairment charge recorded in 2010 as compared to no impairment charge recorded in 2011; and
●
a 100 basis point (-1.00%) decrease due primarily to productivity enhancements and expense leveraging, as an 8.3% (or 4.1% in constant currency) increase in expense, excluding the 2010 goodwill and intangible asset impairment charge, supported the 16.6% increase in revenues (or 11.6% in constant currency).

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $44.3 million in 2011 compared to $43.2 million in 2010. Net interest expense decreased $2.0 million in 2011 to $35.5 million from $37.5 million in 2010 due primarily to the $2.2 million of interest expense we incurred in 2010 related to the write-off of COMSYS’s deferred financing costs. Other expenses increased $3.1 million in 2011 due primarily to an increase in expenses related to the noncontrolling interests in our majority-owned subsidiaries as a result of an increase in their earnings and current year acquisitions. Offsetting this increase was a decrease in translation losses of $0.5 million in 2011. This decrease was primarily related to a translation loss in January 2010 of $1.2 million for Venezuela, as a result of the Venezuela reporting unit’s currency (Bolivar Fuerte) being devalued as well as changing the functional currency of our Venezuela reporting unit to the U.S. dollar as the result of its current economy being deemed hyperinflationary.

We recorded an income tax expense at an effective rate of 47.6% for 2011 compared to an income tax expense at an effective rate of 59.5% for 2010. The change in rate was due to the non-deductibility of the goodwill impairment charges in 2010 related to Right Management and Jefferson Wells as well as a significant change in the amount and mix of non-U.S. earnings and related cash repatriations and other permanent items. The 2011 rate was favorably impacted by the overall mix of earnings, primarily an increase in non-U.S. income. The 2011 rate is higher than the U.S. Federal statutory rate of 35% due primarily to the impact of non-U.S. income taxes and other permanent items.

Net earnings (loss) per share — diluted was earnings of $3.04 compared to a loss of ($3.26) in 2010. This increase was primarily related to the impact from the goodwill and intangible asset impairment charge ($384.3 million, net of tax, or $4.73 per diluted share) in 2010 that did not occur in 2011, an increase in operating earnings (excluding the impairment) and a $0.22 per share favorable impact from changes in currency exchange rates.

Weighted average shares — diluted increased 2.3% to 82.8 million in 2011 from 81.0 million in 2010. This increase was primarily a result of a fewer antidilutive shares excluded from the calculation in 2011 compared to 2010. In 2011, only those stock-based awards with exercise prices greater than the average market price of the common shares during 2011 were excluded from the Weighted average shares — diluted calculation. Due to the net loss in 2010, all of the stock-based awards were antidilutive and therefore were excluded from the Weighted average shares — diluted calculation.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      25

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

CONSOLIDATED RESULTS—2010 COMPARED TO 2009

The following table presents selected consolidated financial data for 2010 as compared to 2009.
					Variance in
				Variance in	Organic
			Reported	Constant	Constant
(in millions, except per share data)	2010	2009	Variance	Currency	Currency
Revenues from services	$18,866.5	$16,038.7	17.6%	19.2%	15.5%
Cost of services	15,621.1	13,220.5	18.2
Gross profit	3,245.4	2,818.2	15.2	16.4	11.1
Gross Profit Margin	17.2%	17.6%
Selling and administrative expenses, excluding impairment charges	2,938.6	2,715.5
Goodwill and intangible asset impairment charges	428.8	61.0
Selling and administrative expenses	3,367.4	2,776.5	21.3	22.1	16.9
Selling and administrative expenses as a % of revenues	17.8%	17.3%
Operating (loss) profit	(122.0)	41.7	(392.6)	(366.9)	(377.2)
Operating Profit Margin	(0.6)%	0.3%
Net Interest expense	37.5	50.0	(25.0)
Other expenses	5.7	14.6	(61.0)
Loss before income taxes	(165.2)	(22.9)
Provision for income taxes	98.4	(13.7)
Effective income tax rate	59.5%	(59.9)%
Net loss	$(263.6)	$(9.2)
Net loss per share — diluted	$(3.26)	$(0.12)
Weighted average shares — diluted	81.0	78.3	3.4%

The year-over-year increase in Revenues from services is primarily attributable to:

●
increased demand for services in most of our markets, including the Americas, Southern Europe, Northern Europe, and APME, where revenues increased 44.8%, 17.9%, 13.9% and 14.5%, respectively, on a constant currency basis. Included in the Americas’ results for 2010 were revenues of $582.7 million associated with our acquisition of COMSYS. Excluding COMSYS and other acquisitions, the Americas’ revenues and our consolidated revenues increased 23.1% and 15.5%, respectively, on an organic constant currency basis; offset by

●	decreased demand for Right Management’s services where revenues decreased 33.8% on a constant currency basis; and
●	a 1.6% decrease due to the impact of currency exchange rates.

The overall 40 basis point (-0.40%) decrease in Gross profit margin is attributed to:

●	a 101 basis point (-1.01%) decline resulting from our outplacement revenue decline at Right Management, where the gross profit margin is higher than our Company average; and
●
a 30 basis point (-0.30%) decline in our organic staffing/interim business, because of pricing pressures in most of our markets during the latter part of 2009 and the beginning of 2010 due to the economic environment; partially offset by

●
a 36 basis point (0.36%) impact due to a change in French law resulting in a reclassification of the French business tax from Cost of services to the Provision for income taxes, effective January 1, 2010;

●	a 26 basis point (0.26%) impact due to an increase in our interim and permanent recruitment gross margins resulting from the acquisition of COMSYS;
●	a 15 basis point (0.15%) impact due to an increase in the permanent recruitment business; and
●	a 14 basis point (0.14%) impact due to a change in the mix of our services.

The 21.3% increase in Selling and administrative expenses in 2010, or 22.1% increase in constant currency, was due to:

●
a $428.8 million goodwill and intangible asset impairment charge in the fourth quarter of 2010 related to Right Management and Jefferson Wells as compared to a $61.0 million goodwill impairment charge recorded in the third quarter of 2009 related to Jefferson Wells (see Note 1 to the Consolidated Financial Statements for further information);

●
the addition of COMSYS’s recurring selling and administrative costs subsequent to April 5, 2010 as well as $10.8 million of transaction costs and $20.8 million of amortization expense as a result of the acquisition; and

26      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

●
an increase in organic salary-related costs due to an increase in headcount (to meet client demand in certain markets), as well as an increase in our variable incentive-based costs due to improved operating results.

Selling and administrative expenses as a percent of revenues increased 0.5% (+50 basis points) in 2010 compared to 2009. The change in Selling and administrative expenses as a percent of revenues consists of:

●	a 180 basis point (+1.80%) increase due to an increase in the goodwill and intangible asset impairment charges recorded in 2010 as compared to 2009; offset by
●
a 130 basis point (-1.30%) decrease due primarily to the leveraging of expenses, as we experienced an increase in revenues of 17.6% (or 19.2% in constant currency) without a commensurate increase in expenses during 2010 as compared to 2009.

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $43.2 million in 2010 compared to $64.6 million in 2009. Net interest expense decreased $12.5 million in 2010 to $37.5 million due primarily to the $7.5 million of interest expense we incurred in 2009 related to the early extinguishment of our interest rate swap agreements and the amendment of our revolving credit facility. Translation losses in 2010 were $3.3 million compared to $0.8 million in 2009. This increase was primarily related to the translation loss of $1.2 million for Venezuela, resulting from our Venezuelan reporting unit’s currency (Bolivar Fuerte) being devalued in January 2010 and the changing of its functional currency to the U.S. dollar as its economy was deemed hyperinflationary effective January 1, 2010. In 2009, we also incurred a $10.3 million loss related to a sale of an equity investment in Japan.

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

Net loss per share — diluted was a loss of $3.26 compared to a loss of $0.12 in 2009. This decrease was primarily related to a greater impact from the goodwill and intangible asset impairment charge ($384.3 million, net of tax, or $4.73 per diluted share) in 2010 compared to the goodwill impairment charge ($61.0 million, net of tax, or $0.78 per diluted share) in 2009.

Weighted average shares — diluted increased 3.4% to 81.0 million in 2010 from 78.3 million in 2009. This increase was primarily a result of the issuance of 3.2 million shares as part of the COMSYS acquisition on April 5, 2010. Due to the net loss in both 2010 and 2009, all of the stock-based awards were antidilutive and therefore were excluded from the Weighted average shares — diluted calculation for the years ended December 31, 2010 and 2009.

SEGMENT RESULTS

Effective January 1, 2011, we created a new organizational structure in Europe in order to elevate our service quality throughout Europe, the Middle East and Africa. Other Southern Europe and Northern Europe, previously reported in Other EMEA, are now separate reportable segments. France, Italy and Other Southern Europe are aggregated into our Southern Europe reportable segment. All previously reported results have been restated to conform to the current year presentation. Additionally, we have changed the name of our Asia Pacific reportable segment to APME; the results of this reportable segment have not been restated as only the name has changed.

We evaluate performance based on Operating unit profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, interest and other income and expense amounts or income taxes.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      27

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Americas — The Americas segment is comprised of 836 Company-owned branch offices and 200 stand-alone franchise offices. In the Americas, Revenues from services increased 14.8% (14.5% in constant currency and approximately 10.0% in organic constant currency) in 2011 compared to 2010. In the United States (which represents 67.5% of the Americas’ revenues), Revenues from services improved 12.7% (approximately 6.0% in organic growth) in 2011 compared to 2010 due to growth in our Experis interim business, particularly in the IT and Engineering verticals, and an increase of 69.3% in permanent recruitment revenues. In Other Americas, Revenues from services improved 19.5% (18.4% in constant currency) led by revenue growth in Mexico and Argentina. While Mexico saw a consistent increase in demand throughout the year, Argentina’s revenue increase was primarily due to inflation.

In 2010, Revenues from services in the Americas increased 47.1% (44.8% in constant currency) , or 23.1% in organic constant currency compared to 2009.  In the United States, Revenues from services improved 55.8% (22.4% in organic growth) in 2010 compared to 2009. The COMSYS acquisition, completed on April 5, 2010, contributed $582.7 million of Revenues from services in 2010. The organic growth for the Americas and the United States was primarily due to an increase in volume in our core temporary staffing business as a result of the economic improvement. In Other Americas, Revenues from services improved 30.8%, or 24.4% in constant currency, in 2010 compared to 2009. Mexico and Argentina also experienced strong growth, of 35.6% (27.2% in constant currency) and 18.3% (24.2% in constant currency), respectively, over 2009.

Gross profit margin increased in 2011 due to the impact on the first quarter from the annualization of the COMSYS acquisition, an improvement in our United States’ staffing/interim margins due to the relatively higher growth in our Experis business and reduced FICA taxes as a result of the Hire Act, and the increase in our permanent recruitment business. The SUTA tax increases in the United States, which were effective in 2011, did not negatively impact margins, as we were able to increase our bill rates to cover the increases. In 2010, Gross profit margin increased due to an increase in staffing/interim margins, which were aided in part by the COMSYS acquisition and the impact of reduced FICA taxes in the United States as a result of the Hire Act.

In 2011, Selling and administrative expenses increased 11.0% in constant currency due primarily to an increase in our organic salary-related costs, as we added headcount to support the increased demand, as well as increased variable incentive-based costs as a result of the improved profitability. In 2010, Selling and administrative expenses increased 32.6% in constant currency primarily due to the addition of COMSYS’s recurring selling and administrative costs subsequent to April 5, 2010. In addition, organic salary-related costs increased due to salary increases, additional headcount required to meet higher demand for our services, and incurring additional variable incentive-based compensation costs due to improved operating results.

Operating unit profit (“OUP”) margin in the Americas was 3.1%, 2.0% and -0.8% for 2011, 2010 and 2009, respectively. The changes in 2011 and 2010 were primarily due to the United States, where OUP margin was 3.0%, 1.5% and -2.3% in 2011, 2010 and 2009, respectively. Other Americas OUP margin was 3.2%, 2.9% and 2.1% in 2011, 2010 and 2009, respectively. The increased margins resulted from the higher revenue and gross margin levels coupled with the improved leveraging of expenses.

Southern Europe — In 2011, Revenues from services in Southern Europe, which includes operations in France and Italy, increased 18.1% (12.3% in constant currency and 11.9% in organic constant currency) compared to 2010. In 2011, Revenues from services increased 12.1% in organic constant currency in France (which represents 75.2% of Southern Europe’s revenues), 14.2% in constant currency in Italy (which represents 15.3% of Southern Europe’s revenues) and 6.8% in constant currency in Other Southern Europe compared to 2010. These increases resulted from strong growth in the staffing/interim business, and a 17.4% constant currency increase in permanent recruitment revenues.

In 2010, Revenues from services in Southern Europe increased 11.8% (17.9% in constant currency) compared to 2009. France increased 11.4% (18.0% in constant currency) compared to 2009. Italy experienced an increase of 9.8% (16.0% in constant currency) compared to 2009 while Other Southern Europe increased 18.3% (20.2% in constant currency). These revenue improvements were generated in both our staffing/interim business and our permanent recruitment business.

28      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

Gross profit margin decreased in 2011 due primarily to the legislative reduction in French payroll tax subsidies that was effective in January 2011. While we have increased our bill rates to cover this change, the timing of price increases has lagged, resulting in a net unfavorable impact on our margin. In 2010, Gross profit margin decreased due primarily to customer mix, and to the pricing pressures on our staffing/interim business seen in the latter part of 2009 and through 2010. Offsetting this unfavorable impact was an improvement due to the growth in our permanent recruitment business.

In 2011, Selling and administrative expenses increased 8.3% (an increase of 3.3% in constant currency) compared to 2010. The constant currency increase in Selling and administrative expenses was due primarily to an increase in the number of employees, resulting primarily from the acquisition of Proservia, as well as increased variable incentive-based costs due to the improved profitability. In 2010, Selling and administrative expenses decreased 0.7% (an increase of 4.2% in constant currency) compared to 2009. The constant currency increase in Selling and administrative expenses was due primarily to an increase in the number of employees as well as increased variable incentive-based costs.

OUP margin in Southern Europe was 2.1%, 1.5% and 0.7% for 2011, 2010 and 2009, respectively. OUP margin improved in 2011 primarily due to France, where the OUP margin was 1.4%, 0.9%, and 0.4% in 2011, 2010, and 2009, respectively, as a result of improved operating leverage as we were able to support the increase in business without a similar increase in expense. Italy’s OUP margin was 5.9%, 4.5% and 2.9% in 2011, 2010 and 2009, respectively. Other Southern Europe’s OUP margin was 1.4%, 1.0% and -1.0% in 2011, 2010 and 2009, respectively. OUP margin improved in 2011 and 2010 primarily as a result of the leverage gained through the significant improvement in revenues with only a moderate increase in Selling and administrative expenses.

Northern Europe — In Northern Europe, which includes operations in the Nordics, the United Kingdom, Germany and the Netherlands (comprising 20.3%, 14.6%, 12.8%, and 10.3%, respectively, of Northern Europe’s revenues), Revenues from services increased 15.3% (9.3% in constant currency) in 2011 as compared to 2010. The growth came from our staffing/interim business and our permanent recruitment business, which increased revenues 19.1% in constant currency.

Revenues from services in Northern Europe increased 11.8% (13.9% in constant currency) in 2010 as compared to 2009. Constant currency revenue improve- ments were experienced in all of the major markets and led by Germany, which increased Revenues from services by 25.6% in constant currency. These revenue improvements were generated in both our staffing/interim business and permanent recruitment business.

Gross profit margin decreased in 2011 primarily due to a decrease in staffing/interim margins partly due to increased unbillable labor, and changes in our mix of business across the segment. In 2010, Gross profit margin improved slightly due to a slight improvement in our staffing/interim margin and an increase in permanent recruitment revenues.

In 2011, Selling and administrative expenses increased 8.6% (an increase of 2.8% in constant currency) compared to 2010. The increase in Selling and administrative expenses was primarily due to salary increases, and additional headcount required to meet the higher demand for our services in certain markets and business lines. In addition, Selling and administrative expenses increased $10.0 million due to severances and office closures as we streamline our single brand Experis strategy to drive further productivity and efficiency. In 2010, Selling and administrative expenses increased 1.2% (an increase of 3.1% in constant currency) compared to 2009. The increase in Selling and administrative expenses was due primarily to increased compensation costs arising from a slight headcount increase and an increase in variable incentive compensation as a result of the improved results.

OUP margin for Northern Europe was 3.5%, 2.8% and 0.9% in 2011, 2010 and 2009, respectively. The increase in both 2011 and 2010 was the result of gaining operating leverage to support higher revenue levels without a similar increase in expenses.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      29

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

APME — In 2011, Revenues from services for APME increased 24.0% (14.2% in constant currency and 7.6% in organic constant currency) compared to 2010. In 2011, China and India both made acquisitions, which significantly increased their revenues. Excluding acquisitions, revenue growth in constant currency was 81.7% and 18.1% for China and India, respectively. Australia also experienced strong revenue growth in their staffing/interim business, which resulted in revenue growth of 13.2% in constant currency in 2011 compared to 2010. This was offset, in part, by Japan (which represents 44.2% of APME’s 2011 revenues), where Revenues from services were flat in constant currency in 2011 compared to 2010 as a 33.9% increase in the ManpowerGroup Solutions business offset the decline in their staffing/interim business.

In 2010, Revenues from services increased 24.3%, or 14.5% in constant currency compared to 2009. In Japan, revenues increased 3.1%, but decreased 3.5% in constant currency in 2010 as compared 2009. In 2010, Australia experienced a revenue increase of 76.9% or 53.6% in constant currency over 2009. This was the result of adding a large RPO contract in 2010. We also saw strong growth in 2010 in China, India and our ASEAN businesses.

Gross profit margin decreased in 2011 compared to 2010 due to the changes in business mix that were impacted, in part, by growth in several larger clients with lower margin business and by the lower-margin business in one of our China acquisitions. In 2010, Gross profit margin increased primarily due to the growth in our permanent recruitment business, driven primarily by the addition of a large RPO contract. This was partly offset by a decline in our staffing gross margins due to changes in business mix during 2010.

Selling and administrative expenses increased in 2011 compared to 2010 due to the addition of recurring selling and administrative costs of the China and India acquisitions and increased compensation costs arising from headcount increases to support the growth in organic revenues and an increase in variable incentive-based compensation as a result of improved results. Selling and administrative expenses increased in 2010 compared to 2009 to support the business growth during the year, including a large RPO contract, which was won in early 2010. In addition, 2009 included the benefit of a gain of $4.3 million (¥392.4 million) related to the termination of our Japanese defined benefit pension plan. Selling and administrative expenses as a percent of revenues increased only slightly in 2010 compared to 2009.

OUP margin for APME improved to 3.0% in 2011 compared to 2.2% in 2010 and 1.5 % in 2009 due to the improvement in revenues and Gross profit margin noted above, without the corresponding increase in costs.

Right Management — Right Management is a leading global provider of talent and career management workforce solutions operating in over 170 offices in more than 50 countries and territories.

 In 2011, Revenues from services decreased 13.6%, or 16.6% in constant currency. This decrease was due primarily to the decline in the demand for the counter-cyclical outplacement services, where revenues generally decline as we experience an economic recovery. The 25.9% decline in outplacement services was partially offset by an increase of 6.1% in constant currency in our talent management business.

In 2010, Revenues from services decreased 33.0%, or 33.8% in constant currency, to $374.6 million. The decrease was due primarily to the decline in the demand for the counter-cyclical outplacement services, where revenues generally decline as we began to experience an economic recovery, as we saw in 2010. Mass lay-offs declined sharply throughout 2010 following the larger employment reductions made by clients in 2009, with no meaningful seasonal improvement as originally anticipated in our fourth quarter of 2010. The 43.5% decline in constant currency in career management services was partially offset by an increase of 16.1% in constant currency in our talent management business.

Gross profit margin decreased in 2011 and in 2010 due to the business mix change, as we saw the decline in the higher margin outplacement services.

30      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

In 2011, Selling and administrative expenses decreased 16.5% in constant currency compared to 2010 as costs were reduced in response to the lower 2011 revenue volumes. In 2010, Selling and administrative expenses decreased 17.2% in constant currency compared to 2009 primarily due to cost reduction efforts and a reduction in variable incentive-based compensation costs due to the decline in profitability. Offsetting these decreases, Right Management recorded $5.5 million and $19.4 million of reorganization costs as we reorganized our operations in response to the lower demand for career management services in 2011 and 2010, respectively.

OUP margin for Right Management was -0.4%, 0.9% and 20.3% for 2011, 2010 and 2009, respectively. The prior year OUP margins were higher given the greater mix of career management business in 2010 and 2009. OUP margin in 2011 and 2010 was unfavorably impacted by the significant decrease in our career management business as well as incurring reorganization costs during the year.

Financial Measures — Constant Currency And Organic
Constant Currency Reconciliation

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency And Organic Constant Currency on page 23 for further information.)
					Impact of	Organic
	Reported			Variance	Acquisitions	Constant
Amounts represent 2011	Amount	Reported	Impact of	in Constant	(In Constant	Currency
Percentages represent 2011 compared to 2010	(in millions)	Variance	Currency	Currency	Currency)	Variance
Revenues from Services
Americas:
United States	$3,137.3	12.7%	–%	12.7%	6.5%	6.2%
Other Americas	1,512.1	19.5	1.1	18.4	–	18.4
	4,649.4	14.8	0.3	14.5	4.6	9.9
Southern Europe:
France	6,179.1	18.6	6.0	12.6	0.5	12.1
Italy	1,255.8	20.3	6.1	14.2	–	14.2
Other Southern Europe	776.9	11.2	4.4	6.8	–	6.8
	8,211.8	18.1	5.8	12.3	0.4	11.9
Northern Europe	6,159.4	15.3	6.0	9.3	–	9.3
APME	2,661.7	24.0	9.8	14.2	6.6	7.6
Right Management	323.7	(13.6)	3.0	(16.6)	–	(16.6)
ManpowerGroup	$22,006.0	16.6%	5.0%	11.6%	1.9%	9.7%
Gross Profit — ManpowerGroup	$3,706.3	14.2%	4.8%	9.4%	2.0%	7.4%
Operating Unit Profit
Americas:
United States	$94.1	119.8%	–%	119.8%	21.6%	98.2%
Other Americas	47.8	31.2	0.5	30.7	–	30.7
	141.9	79.0	0.2	78.8	10.0	68.8
Southern Europe:
France	85.2	80.7	11.3	69.4	3.5	65.9
Italy	74.1	55.9	8.7	47.2	–	47.2
Other Southern Europe	10.8	51.5	4.0	47.5	–	47.5
	170.1	67.1	9.6	57.5	1.6	55.9
Northern Europe	212.6	41.5	8.7	32.8	–	32.8
APME	78.8	66.7	11.9	54.8	10.6	44.2
Right Management	(1.4)	(139.4)	(2.7)	(136.7)	–	(136.7)
Operating Profit — ManpowerGroup	$524.2	529.6%	27.1%	502.5%	7.2%	495.3%

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      31

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
					Impact of	Organic
	Reported			Variance	Acquisitions	Constant
Amounts represent 2010	Amount	Reported	Impact of	in Constant	(In Constant	Currency
Percentages represent 2010 compared to 2009	(in millions)	Variance	Currency	Currency	Currency)	Variance
Revenues from Services
Americas:
United States	$2,783.4	55.8%	–%	55.8%	33.4%	22.4%
Other Americas	1,265.5	30.8	6.4	24.4	–	24.4
	4,048.9	47.1	2.3	44.8	21.7	23.1
Southern Europe:
France	5,208.6	11.4	(6.6)	18.0	–	18.0
Italy	1,044.2	9.8	(6.2)	16.0	–	16.0
Other Southern Europe	698.9	18.3	(1.9)	20.2	–	20.2
	6,951.7	11.8	(6.1)	17.9	–	17.9
Northern Europe	5,344.1	11.8	(2.1)	13.9	–	13.9
APME	2,147.2	24.3	9.8	14.5	–	14.5
Right Management	374.6	(33.0)	0.8	(33.8)	–	(33.8)
ManpowerGroup	$18,866.5	17.6%	(1.6)%	19.2%	3.7%	15.5%
Gross Profit — ManpowerGroup	$3,245.4	15.2%	(1.2)%	16.4%	5.3%	11.1%
Operating Unit Profit
Americas:
United States	$42.8	203.3%	–%	203.3%	62.0%	141.3%
Other Americas	36.5	81.4	8.5	72.9	–	72.9
	79.3	472.2	8.0	464.2	120.6	343.6
Southern Europe:
France	47.1	126.4	(23.7)	150.1	–	150.1
Italy	47.5	70.2	(11.9)	82.1	–	82.1
Other Southern Europe	7.2	N/A	–	N/A	–	N/A
	101.8	138.8	(18.5)	157.3	–	157.3
Northern Europe	150.2	267.9	(13.7)	281.6	–	281.6
APME	47.2	78.4	14.8	63.6	–	63.6
Right Management	3.5	(96.9)	1.1	(98.0)	–	(98.0)
Operating Loss — ManpowerGroup	$(122.0)	(392.6)%	(25.7)%	(366.9)%	10.3%	(377.2)%

Cash Sources And Uses

Cash used to fund our operations is primarily generated through operating activities and provided by our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2011 we have identified approximately $363.4 million of non-U.S. funds that we plan to repatriate. We may repatriate additional funds in the future as cash needs arise.

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

Cash provided by operating activities was $69.2 million, $182.1 million and $414.3 million for 2011, 2010 and 2009. The decrease in cash generated from operating activities in 2011 from 2010 was primarily attributable to increased working capital needs as a result of the growth in the business, a 1.6 day increase in our Days Sales Outstanding (“DSO”) and timing of tax payments. Changes in operating assets and liabilities utilized approximately $367.6 million of cash in 2011 and $76.4 million in 2010 as compared to providing cash of $239.4 million in 2009. This cash usage in 2011 was primarily due to the increase in accounts receivable as a result of the growth in our business and timing of tax payments.

32      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

Accounts receivable increased to $4,181.3 million as of December 31, 2011 from $3,844.1 million as of December 31, 2010. The increase in accounts receivable was due to increased business volumes, offset by changes in foreign currency exchange rates. Utilizing exchange rates as of December 31, 2010, the December 31, 2011 balance would have been approximately $81.1 million higher than reported.

Capital expenditures were $64.9 million, $58.5 million and $35.1 million during 2011, 2010 and 2009, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $0.4 million, $1.4 million and $2.0 million in 2011, 2010 and 2009, respectively.

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA (“Proservia”), a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 per share. The total consideration, net of cash acquired, was €21.6 million ($29.4 million). Goodwill arising from this transaction was €20.7 million. The related Intangible assets were €11.0 million and €10.8 million as of September 22, 2011 and December 31, 2011, respectively.

In April 2010, we acquired COMSYS IT Partners, Inc. (“COMSYS”), a leading professional staffing firm in the U.S., from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0 million, including debt of $47.1 million, which we repaid upon closing. The consideration was approximately 50% ManpowerGroup common stock (3.2 million shares with a fair value of $188.5 million upon closing) and approximately 50% cash (consideration of $191.4 million). In addition, we incurred approximately $10.8 million of transaction costs associated with the acquisition during the year ended December 31, 2010, which have been classified in Selling and administrative expenses. Goodwill and intangible assets related to this transaction were $278.0 million and $85.4 million, respectively, as of December 31, 2011 and $281.6 million and $106.3 million, respectively, as of December 31, 2010.

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding Proservia and COMSYS, the total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2011, 2010 and 2009 was $19.6 million, $32.3 million and $21.6 million, respectively. Goodwill and intangible assets resulting from the remaining 2011 acquisitions were $12.9 million and $4.5 million, respectively, as of December 31, 2011.

In September 2009, we sold an equity investment in Japan for cash proceeds of $13.3 million, which resulted in a loss of $10.3 million.

Net debt borrowings were $15.3 million in 2011 compared to repayments of $14.9 million in 2010 and $227.4 million for 2009. We use excess cash to pay down borrowings under facilities when appropriate.

In November 2011, the Board of Directors authorized the repurchase of an additional 3.0 million shares of our common stock. This authorization was in addition to the 2010 authorization to repurchase 3.0 million shares of our common stock and the 2007 authorization to repurchase 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0 million. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. In 2011, we repurchased a total of 2.6 million shares, composed of 0.2 million shares under the 2007 authorization and 2.4 million shares under the 2010 authorization, at a total cost of $104.5 million. In 2010, we repurchased 0.9 million shares of common stock at a total cost of $34.8 million under the 2007 authorization. No shares were repurchased in 2009. As of December 31, 2011, there were no shares remaining under the 2007 authorization. Under the 2011 and 2010 authorizations, there were 3.0 million shares and 0.6 million shares, respectively, remaining authorized for repurchase as of December 31, 2011.

During 2011, 2010 and 2009, the Board of Directors declared total cash dividends of $0.80, $0.74, and $0.74 per share, respectively, resulting in total dividend payments of $65.1 million, $60.8 million and $58.0 million, respectively.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      33

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

We have aggregate commitments of $1,636.0 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	Total	2012	2013–2014	2015–2016	Thereafter
Long-term debt including interest	$686.0	$411.7	$271.3	$3.0	$–
Short-term borrowings	42.4	42.4	–	–	–
Operating leases	744.3	201.3	258.1	143.4	141.5
Severances and other office closure costs	29.4	22.4	5.5	1.5	–
Other	133.9	55.0	43.0	10.7	25.2
	$1,636.0	$732.8	$577.9	$158.6	$166.7

Our liability for unrecognized tax benefits, including related interest and penalties, of $23.4 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.

We recorded net reorganization costs of $23.1 million, $36.1 million and $33.5 million in 2011, 2010 and 2009, respectively, in Selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts as well as lower-than expected severance costs. During 2011, we made payments of $27.9 million out of our reorganization reserve. We expect a majority of the remaining $29.4 million reserve will be paid in 2012. (See Note 1 to the Consolidated Financial Statements for further information.)

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $174.0 million and $168.1 million as of December 31, 2011 and 2010, respectively ($135.4 million and $131.4 million for guarantees, respectively, and $38.6 million and $36.7 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.5 million and $1.8 million in 2011 and 2010, respectively.

Capital Resources

Total capitalization as of December 31, 2011 was $3,183.6 million, comprised of $700.2 million in debt and $2,483.4 million in equity. Debt as a percentage of total capitalization was 22% as of December 31, 2011 and 23% as of both December 31, 2010 and 2009.

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

When these facilities mature, we plan to repay these amounts with available cash, borrowings under our new $800.0 million Five-Year Credit Agreement (the “Agreement”) or refinance them with new long-term facilities. In the event that the economy declines again for an extended period of time, we may be unable to repay these amounts with available cash and, as such, we may need to replace these borrowings with borrowings under our Agreement, or with new long-term facilities. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we need to replace our facilities.

34      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

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

REVOLVING CREDIT AGREEMENT

On October 5, 2011, we entered into the Agreement with a syndicate of commercial banks. This Agreement replaces our previous $400.0 million revolving credit facility. The Agreement allows for borrowing in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. The Agreement terminates in October 2016. Outstanding letters of credit issued under the Agreement totaled $1.6 million as of December 31, 2011. Additional borrowings of $798.4 million were available to us under the Agreement as of December 31, 2011. As of December 31, 2010, we had letters of credit totaling $2.2 million issued under our previous $400.0 million revolving credit agreement.

Under the Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $800.0 million revolving credit facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 million to $0.4 million annually. We had no borrowings under this credit agreement as of December 31, 2011.

The Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants, including covenants requiring, among other things, that we comply with a leverage ratio (Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The material terms and conditions of the Agreement are substantially similar to the material terms and conditions of the prior credit facility.

As defined in the Agreement, we had a Debt-to-EBITDA ratio of 0.80 to 1 (compared to a maximum allowable ratio of 3.5 to 1) as of December 31, 2011 and a Fixed Charge Coverage ratio of 3.13 to 1 (compared to a minimum required ratio of 1.5 to 1) as of December 31, 2011. Based on our current forecast, we expect to be in compliance with our financial covenants for the next 12 months.

OTHER

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2011, such uncommitted credit lines totaled $399.2 million, of which $346.6 million was unused. Under the credit agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $248.7 million could have been made under these lines as of December 31, 2011.

In August 2011, Moody’s Investors Services raised our credit outlook from stable to positive, while maintaining the Baa3 credit rating. Our credit rating from Standard and Poor’s is BBB- with a stable outlook. The rating agencies use a proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance. Both of the current credit ratings are investment grade.

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

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      35

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Bad debt expense, which increases our Allowance for doubtful accounts, is recorded as a Selling and administrative expense and was $25.9 million, $28.9 million and $27.8 million for 2011, 2010 and 2009, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our Allowance for doubtful accounts, are recorded as a reduction to our Accounts receivable balance and were $25.0 million, $33.5 million and $39.0 million for 2011, 2010 and 2009, respectively.

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

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the U.S., Norway and other European countries. Annual expense relating to these plans is recorded as Selling and administrative expense and is estimated to be approximately $12.4 million in 2012, compared to $9.7 million, $9.2 million and $6.7 million in 2011, 2010 and 2009, respectively.

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

We used a weighted-average discount rate of 4.6% for the U.S. plans and 4.7% for non-U.S. plans in determining the estimated pension expense for 2012. These rates compare to the 5.1% weighted-average discount rate for both the U.S. and non-U.S. plans used in determining the estimated pension expense for 2011, and reflect the current interest rate environment. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate would impact 2012 consolidated pension expense by approximately $1.1 million and $1.2 million, respectively, for the non-U.S. plans. The change would have a minimal impact for the U.S. plans. We have selected a weighted-average expected return on plan assets of 6.3% for the U.S. plans and 4.8% for the non-U.S. plans in determining the estimated pension expense for 2012. The comparable rates used for the calculation of the 2011 pension expense were 7.0% and 5.3% for the U.S. plans and non-U.S. plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2012 consolidated pension expense by approximately $0.1 million for the U.S. plans and $0.6 million for the non-U.S plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 8 to the Consolidated Financial Statements for further information.)

U.S. Workers’ Compensation

In the U.S., we are self-insured in most states for workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2011 and 2010 was $78.8 million and $74.9 million, respectively. Workers’ compensation expense is recorded as a component of Cost of services.

36      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

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

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. During 2011, we saw an increase in our industrial and light industrial business mix, which was mitigated by an increase in our professional business mix. In addition, we continued our focus on safety, which includes training of contingent workers and client site reviews. Given our current claims experience and cost per claim, we do not expect a significant change in our workers’ compensation reserve in the near future. However, we have historically experienced an increase in claims frequency (defined as number of claims per 10,000 billable hours) following a recessionary period. While we did not see this occur in 2011, we could potentially experience higher costs for a 1 to 2 year period starting in 2012.

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

In France, we currently maintain a reserve for 2007 through 2011, which has been estimated based on the results of past audits, changes in business volumes and the assessment related to the audit of 2007 and 2008. While some adjustment may be appropriate as we finalize the audits, we do not expect any significant adjustments to the recorded amount in the near term.

DEFERRED REVENUE

We recognize revenues under the current accounting guidance on revenue recognition. The accounting guidance generally provides that revenues for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenues from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement line of business, we recognize revenues over the period in which the services are provided. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria has been met.

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as Deferred revenue and included in Accrued liabilities for the current portion and Other long-term liabilities for the long-term portion in our Consolidated Balance Sheets.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      37

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Significant factors impacting Deferred revenue are the type of programs and projects sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of Deferred revenue, while decreasing levels of new billings will generally result in lower amounts of Deferred revenue. As of December 31, 2011 and 2010, the current portion of Deferred revenue was $54.3 million and $53.8 million, respectively, and the long-term portion of Deferred revenue was $28.6 million and $29.8 million, respectively.

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

We performed our annual impairment test of our Goodwill and indefinite-lived intangible assets during the third quarter of 2011, and there was no impairment of our Goodwill or our indefinite-lived intangible assets.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2011 included: expected future revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 12.3% to 20.0%, and a terminal value multiple. The expected future revenue growth rates and operating unit profit margins were determined after taking into consideration our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

The table below provides a sample of our reporting units’ estimated fair values and carrying values, which were determined as part of our annual goodwill impairment test performed in the third quarter ended September 30, 2011. Only those reporting units that have a significant amount of goodwill have been included. The reporting unit formerly known as Jefferson Wells has been included within the United States reporting unit.

			Netherlands	Right
(in millions)	United States	Elan	(Vitae)	Management
Estimated fair values	$1,197.3	$520.9	$248.7	$170.3
Carrying values	1,010.5	263.4	155.6	158.1

38      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

In the fourth quarter of 2010, two of our reporting units, Right Management and Jefferson Wells, each experienced strong indicators of impairment due to continued deterioration in market conditions. They each experienced further than anticipated profitability declines in the fourth quarter, which led us to adjust our long-term outlooks for each reporting unit. As a result, we performed an impairment test of our Goodwill and indefinite-lived intangible assets during the fourth quarter of 2010, which resulted in a non-cash impairment charge of $311.6 million ($311.6 million after-tax) for Goodwill associated with Right Management and Jefferson Wells. In addition, we incurred a non-cash impairment charge of $117.2 million ($72.7 million after-tax) for the tradenames associated with these two reporting units. We did not perform an interim impairment test on any of our other reporting units with Goodwill and indefinite-lived intangible assets in the fourth quarter of 2010 as we noted no significant indicators of impairment as of December 31, 2010.

The goodwill and intangible asset impairment charge was non-cash in nature and did not impact our liquidity, cash flows provided by operating activities or future operations. (See Note 1 to the Consolidated Financial Statements for further information.)

In 2009, our annual impairment test of our Goodwill and indefinite-lived intangible assets during the third quarter resulted in non-cash impairment charges of $61.0 million for Goodwill associated with our Jefferson Wells reporting unit. The impairment was due in part to continued deterioration in market conditions, which resulted in Jefferson Wells experiencing significant revenue declines during 2009 and 2008. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of the market conditions and economic uncertainty at that time.

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

Exchange Rates — Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the U.S. dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

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

Throughout 2011, the U.S. dollar was volatile against many of the currencies of our major markets. Revenues from services in constant currency were approximately 5.0% lower than reported. If the U.S. dollar had weakened an additional 10% during 2011, Revenues from services would have increased by approximately 8.5% from the amounts reported.

Fluctuations in currency exchange rates also impact the U.S. dollar amount of our Shareholders’ equity. The assets and liabilities of our non-U.S. subsidiaries are translated into U.S. dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in Shareholders’ equity as a component of Accumulated other comprehensive income. The U.S. dollar strengthened relative to many foreign currencies as of December 31, 2011 compared to December 31, 2010. Consequently, Shareholders’ equity decreased by $42.3 million as a result of the foreign currency translation as of December 31, 2011. If the U.S. dollar had strengthened an additional 10% as of December 31, 2011, resulting translation adjustments recorded in Shareholders’ equity would have increased by approximately $145.4 million from the amounts reported.

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      39

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

As of December 31, 2011, there were £17.3 million ($27.0 million) of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2012. Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings as is the currency gain or loss on the amounts owed.

As of December 31, 2011, we had $647.6 million of borrowings denominated in euros (€500.0 million). These notes have been designated as a hedge of our net investment in subsidiaries with the euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of Accumulated other comprehensive income. Shareholders’ equity decreased by $12.9 million, net of tax, due to changes in Accumulated other comprehensive income during the year due to the currency impact on these borrowings.

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

Interest Rates — Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2011, we had the following fixed- and variable-rate borrowings:
		Weighted-
		Average
(in millions)	Amount	Interest Rate(1)
Variable-rate borrowings	$42.4	11.90%
Fixed-rate borrowings	657.8	5.02%
Total debt	$700.2	5.14%

(1)	The rates are impacted by currency exchange rate movements.

Prior to the fourth quarter of 2009, we had various interest rate swap agreements in order to fix our interest costs on €100.0 million of euro-denominated variable rate borrowings. We repaid the borrowings and terminated the related interest rate swap agreements in the fourth quarter of 2009.

Sensitivity analysis — The following table summarizes our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the U.S. dollar spot rate as of December 31, 2011. The exchange rate computations assume a 10% appreciation or 10% depreciation of the euro and British pound to the U.S. dollar.

40      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

The hypothetical impact on 2011 earnings and Accumulated other comprehensive income of the stated change in rates is as follows:

(in millions)	Movements In Exchange Rates
	10%		10%
Market Sensitive Instrument	Depreciation		Appreciation
Euro notes:
€200, 4.86% Notes due June 2013	$25.9	(1)	$(25.9	)(1)
€300, 4.58% Notes due June 2012	38.9	(1)	(38.9	)(1)
Forward contracts:
£17.3 to $27.0	2.7		(2.7)

(1)
Exchange rate movements are recorded through Accumulated other comprehensive income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a euro functional currency.

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the forward contracts, are as follows:

Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Fixed rate debt:
€200, 4.86% Notes due June 2013	$26.4	(1)	$(26.4	)(1)
€300, 4.58% Notes due June 2012	39.1	(1)	(39.1	)(1)
Forward contacts:
£17.3 to $27.0	2.7		(2.7)

(1)	This change in fair value is not recorded in the Consolidated Financial Statements, however disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.

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

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      41

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

In February 2009, the French Competition Council rendered its decision and levied a fine of €42.0 million ($55.9 million) related to the competition investigation that began in November 2004, conducted by France’s Direction Generale de la concurrence, de la Consommation et de la Repression des Fraudes (“DGCCRF”), a body of the French Finance Minister that investigates frauds and competition violations. We had accrued for this fine as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council’s decision. In January 2010 we received notification that our appeal was denied and in March 2010, we again appealed the Competition Council’s decision to the Cour de Cassation. In March 2011, the Cour de Cassation, France’s highest court of appeal, confirmed the decision.

The French government announced new legislation in 2011 that reduces employer payroll tax subsidies that are received under their social programs aimed at reducing the cost of labor and encouraging employment of low-wage workers. In France, this new legislation increased our direct costs, unfavorably impacting our margin by approximately 100 basis points in 2011. We currently expect to pass on this additional cost through higher bill rates, however, we experienced an unfavorable impact on margins from this additional costs in 2011 due to the timing of some price increases.
In July 2011, the French Social Security Act FY11 was passed by the French government, which requires French companies to pay a bonus to all employees when dividends paid to shareholders have increased compared to the average dividend paid over the previous two fiscal years. We are currently assessing the impact that this legislation may have on our financials, but we do not expect the new legislation to have a material impact on our financial results in the near term.

The Agency Workers Directive (“AWD”) impacts all EU member states and was passed to ensure “equal treatment” for agency (temporary) workers. It also requires all member states to review and address unnecessary prohibitions and restrictions on the use of agency workers. Equal treatment has been in place by law in many countries; therefore, we do not expect any significant changes other than the removal of some restrictions in certain of these countries, which could have a favorable impact on our business. The United Kingdom, however, was the least regulated staffing market in Europe and put various regulations into effect in October 2011 as a result of AWD. We currently do not anticipate any significant impact on our business from these changes.

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2010, the FASB issued new accounting guidance on goodwill impairment testing. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on business combinations. The new guidance clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The guidance also expands the supplemental pro forma disclosures. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In May 2011, the FASB issued new accounting guidance on fair value measurement. The new guidance clarifies some existing concepts, eliminates wording differences between U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance is effective for us in 2012 and must be applied prospectively. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

42      ManpowerGroup 2011 Annual Report Management’s Discussion & Analysis

In June 2011, the FASB issued new accounting guidance on presentation of comprehensive income. The new guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ equity. The guidance is effective for us in 2012 and must be applied retrospectively. We do not expect the adoption of this guidance to have a significant impact on our Consolidated Financial Statements.

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance is effective for us in 2012, with early adoption permitted. We do not expect the adoption of this guidance to have an impact on our Consolidated Financial Statements.

In December 2011, the FASB issued new accounting guidance on balance sheet offsetting. The new guidance requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position. It also requires disclosures on instruments and transactions subject to an agreement similar to a master netting agreement. The guidance is effective for us in 2013. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2011, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

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

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2011.

February 23, 2012

Management’s Discussion & Analysis ManpowerGroup 2011 Annual Report      43

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of ManpowerGroup

We have audited the accompanying consolidated balance sheets of Manpower Inc. (d/b/a ManpowerGroup) and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 23, 2012

44      ManpowerGroup 2011 Annual Report Report of Independent Registered Public Accounting Firm

Report Of Independent Registered Public Accounting Firm

To The Board Of Directors And Shareholders Of ManpowerGroup

We have audited the internal control over financial reporting of Manpower Inc. (d/b/a ManpowerGroup) and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 23, 2012 expressed an unqualified opinion on those financial statements.

Milwaukee, Wisconsin
February 23, 2012

Report of Independent Registered Public Accounting Firm ManpowerGroup 2011 Annual Report      45

CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

Year Ended December 31	2011	2010	2009
Revenues from services	$22,006.0	$18,866.5	$16,038.7
Cost of services	18,299.7	15,621.1	13,220.5
Gross profit	3,706.3	3,245.4	2,818.2
Selling and administrative expenses, excluding impairment charges	3,182.1	2,938.6	2,715.5
Goodwill and intangible asset impairment charges	–	428.8	61.0
Selling and administrative expenses	3,182.1	3,367.4	2,776.5
Operating profit (loss)	524.2	(122.0)	41.7
Interest and other expenses	44.3	43.2	64.6
Earnings (loss) before income taxes	479.9	(165.2)	(22.9)
Provision for income taxes	228.3	98.4	(13.7)
Net earnings (loss)	$251.6	$(263.6)	$(9.2)
Net earnings (loss) per share — basic	$3.08	$(3.26)	$(0.12)
Net earnings (loss) per share — diluted	$3.04	$(3.26)	$(0.12)
Weighted average shares — basic	81.6	81.0	78.3
Weighted average shares — diluted	82.8	81.0	78.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

46      ManpowerGroup 2011 Annual Report Consolidated Statements of Operations

CONSOLIDATED BALANCE SHEETS
in millions, except share and per share data

December 31	2011	2010
ASSETS
Current Assets
Cash and cash equivalents	$580.5	$772.6
Accounts receivable, less allowance for doubtful accounts of $108.6 and $111.6, respectively	4,181.3	3,844.1
Prepaid expenses and other assets	176.3	197.6
Future income tax benefits	52.4	59.7
Total current assets	4,990.5	4,874.0
Other Assets
Goodwill	984.7	954.1
Intangible assets, less accumulated amortization of $176.1 and $138.1, respectively	354.9	376.2
Other assets	395.1	355.1
Total other assets	1,734.7	1,685.4
Property and Equipment
Land, buildings, leasehold improvements and equipment	685.6	688.8
Less: accumulated depreciation and amortization	511.1	518.5
Net property and equipment	174.5	170.3
Total assets	$6,899.7	$6,729.7
LIABILITIES AND SHAREHOLDER S’ EQUITY
Current Liabilities
Accounts payable	$1,370.6	$1,313.9
Employee compensation payable	221.9	240.2
Accrued liabilities	520.8	547.4
Accrued payroll taxes and insurance	712.4	677.7
Value added taxes payable	502.3	482.2
Short-term borrowings and current maturities of long-term debt	434.2	28.7
Total current liabilities	3,762.2	3,290.1
Other Liabilities
Long-term debt	266.0	669.3
Other long-term liabilities	388.1	373.1
Total other liabilities	654.1	1,042.4
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	–	–
Common stock, $.01 par value, authorized 125,000,000 shares, issued 109,076,337 and 108,294,605 shares, respectively	1.1	1.1
Capital in excess of par value	2,839.9	2,781.7
Retained earnings	971.7	785.2
Accumulated other comprehensive income	35.3	87.0
Treasury stock at cost, 29,172,342 and 26,535,104 shares, respectively	(1,364.6)	(1,257.8)
Total shareholders’ equity	2,483.4	2,397.2
Total liabilities and shareholders’ equity	$6,899.7	$6,729.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets ManpowerGroup 2011 Annual Report      47

CONSOLIDATED STATEMENTS OF CASH FLOWS
in millions

Year Ended December 31	2011	2010	2009
Cash Flows from Operating Activities
Net earnings (loss)	$251.6	$(263.6)	$(9.2)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	104.4	110.1	97.2
Non-cash goodwill and intangible asset impairment charges	–	428.8	61.0
Deferred income taxes	24.8	(68.5)	(29.2)
Provision for doubtful accounts	25.9	28.9	27.8
Loss from sale of an equity investment	–	–	10.3
Share-based compensation	31.4	24.1	17.5
Excess tax benefit on exercise of share-based awards	(1.3)	(1.3)	(0.5)
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(417.1)	(708.1)	663.6
Other assets	(48.2)	9.9	(71.5)
Other liabilities	97.7	621.8	(352.7)
Cash provided by operating activities	69.2	182.1	414.3
Cash Flows from Investing Activities
Capital expenditures	(64.9)	(58.5)	(35.1)
Acquisitions of businesses, net of cash acquired	(49.0)	(270.0)	(21.6)
Proceeds from the sale of an equity investment	–	–	13.3
Proceeds from the sale of property and equipment	4.4	4.9	3.6
Cash used in investing activities	(109.5)	(323.6)	(39.8)
Cash Flows from Financing Activities
Net change in short-term borrowings	15.6	(15.6)	(14.6)
Proceeds from long-term debt	0.8	1.8	146.5
Repayments of long-term debt	(1.1)	(1.1)	(359.3)
Proceeds from share-based awards	29.5	27.1	14.2
Excess tax benefit on exercise of share-based awards	1.3	1.3	0.5
Repurchases of common stock	(104.5)	(34.8)	–
Dividends paid	(65.1)	(60.8)	(58.0)
Cash used in financing activities	(123.5)	(82.1)	(270.7)
Effect of exchange rate changes on cash	(28.3)	(18.4)	36.8
Net (decrease) increase in cash and cash equivalents	(192.1)	(242.0)	140.6
Cash and cash equivalents, beginning of year	772.6	1,014.6	874.0
Cash and cash equivalents, end of year	$580.5	$772.6	$1,014.6
Supplemental Cash Flow Information
Interest paid	$43.2	$45.0	$62.0
Income taxes paid	$170.7	$78.4	$75.2
Non-cash financing activity:
Common stock issued for acquisition	$–	$188.5	$–

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

48      ManpowerGroup 2011 Annual Report Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
in millions, except share and per share data

					Accumulated
	Common Stock		Capital		Other
			in Excess of	Retained	Comprehensive	Treasury
	Shares issued	Par Value	Par Value	Earnings	Income (Loss)	Stock	Total
Balance, January 1, 2009	103,756,138	$1.0	$2,514.8	$1,176.8	$(8.9)	$(1,224.3)	$2,459.4
Comprehensive income:
Net loss				(9.2)
Foreign currency translation					107.0
Unrealized gain on investments, net of tax					4.3
Reclassification to earnings of loss on derivatives, net of tax					4.3
Unrealized gain on derivatives, net of tax					0.3
Defined benefit pension plans and retiree health care plan, net of tax					(0.1)
Total comprehensive income							106.6
Issuances under equity plans, including tax benefits	641,827		15.5			(0.9)	14.6
Share-based compensation expense			17.5				17.5
Dividends ($0.74 per share)				(58.0)			(58.0)
Other			(3.6)				(3.6)
Balance, December 31, 2009	104,397,965	1.0	2,544.2	1,109.6	106.9	(1,225.2)	2,536.5
Comprehensive income:
Net loss				(263.6)
Foreign currency translation					(14.4)
Unrealized gain on investments, net of tax					1.4
Defined benefit pension plans and retiree health care plan, net of tax					(6.9)
Total comprehensive loss							(283.5)
Issuances under equity plans, including tax benefits	699,244		26.2			2.2	28.4
Issuance for business acquisition	3,197,396	0.1	188.4				188.5
Share-based compensation expense			24.1				24.1
Dividends ($0.74 per share)				(60.8)			(60.8)
Repurchases of common stock						(34.8)	(34.8)
Other			(1.2)				(1.2)
Balance, December 31, 2010	108,294,605	1.1	2,781.7	785.2	87.0	(1,257.8)	2,397.2
Comprehensive income:
Net earnings				251.6
Foreign currency translation					(42.3)
Unrealized gain on investments, net of tax					0.2
Defined benefit pension plans and retiree health care plan, net of tax					(9.6)
Total comprehensive income							199.9
Issuances under equity plans, including tax benefits	781,732		33.1			(2.3)	30.8
Share-based compensation expense			31.4				31.4
Dividends ($0.80 per share)				(65.1)			(65.1)
Repurchases of common stock						(104.5)	(104.5)
Other			(6.3)				(6.3)
Balance, December 31, 2011	109,076,337	$1.1	$2,839.9	$971.7	$35.3	$(1,364.6)	$2,483.4

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Shareholders’ Equity ManpowerGroup 2011 Annual Report      49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

01.
Summary Of Significant Accounting Policies

NATURE OF OPERATIONS

Manpower Inc. d/b/a ManpowerGroup is a world leader in the workforce solutions and services industry. Our worldwide network of 3,800 offices in 80 countries and territories enables us to meet the needs of our clients in all industry segments. Our largest operations, based on revenues, are located in the U.S., France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

BASIS OF CONSOLIDATION

The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $75.9 and $71.6 as of December 31, 2011 and 2010, respectively, and are included in Other assets in the Consolidated Balance Sheets. Included in Shareholders’ equity as of December 31, 2011 and 2010 are $64.7 and $60.8, respectively, of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUES AND RECEIVABLES

We generate revenues from sales of services by our company-owned branch operations and from fees earned on sales of services by our franchise operations. Revenues are recognized as services are performed. The majority of our revenues are generated by our recruitment business, where billings are generally negotiated and invoiced on a per-hour basis. Accordingly, as contingent workers are placed, we record revenues based on the hours worked. Permanent recruitment revenues are recorded as placements are made. Provisions for sales allowances, based on historical experience, are recognized at the time the related sale is recognized.

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in Revenues from services, were $25.2, $23.6 and $22.3 for the years ended December 31, 2011, 2010 and 2009, respectively.

In our outplacement business, we recognize revenues from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement business, we recognize revenues ratably over the period in which the services are provided. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria has been met.

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as Deferred revenue and included in Accrued liabilities for the current portion and Other long-term liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2011 and 2010, the current portion of Deferred revenue was $54.3 and $53.8, respectively, and the long-term portion of Deferred revenue was $28.6 and $29.8, respectively.

50      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

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

Bad debt expense is recorded as Selling and administrative expenses in our Consolidated Statements of Operations and was $25.9, $28.9 and $27.8 in 2011, 2010 and 2009, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $25.0, $33.5 and $39.0 for 2011, 2010 and 2009, respectively.

ADVERTISING COSTS

We expense production costs of advertising as they are incurred. Advertising expenses were $34.0, $29.2 and $29.4 in 2011, 2010 and 2009, respectively.

REORGANIZATION COSTS

We recorded net reorganization costs of $23.1, $36.1 and $33.5 in 2011, 2010 and 2009, respectively, in Selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts as well as lower-than expected severance costs. During 2011, we made payments of $27.9 out of our reorganization reserve. We expect a majority of the remaining $29.4 reserve will be paid or utilized in 2012. Changes in the reorganization liability balances for each reportable segment and Corporate are as follows. This presentation reflects the realignment of our segments. See Note 14 for further information.

		Southern	Northern		Right
	Americas(1)	Europe(2)	Europe	APME	Management	Corporate	Total
Balance, January 1, 2010	$4.1	$5.7	$9.5	$1.5	$0.4	$–	$21.2
Severance costs, net	3.8	0.3	3.2	0.7	10.8	1.2	20.0
Office closure costs, net	3.8	3.7	–	–	8.6	–	16.1
Costs paid or utilized	(4.3)	(4.1)	(7.7)	(1.5)	(5.4)	(0.1)	(23.1)
Balance, December 31, 2010	7.4	5.6	5.0	0.7	14.4	1.1	34.2
Severance costs, net	2.1	1.1	5.5	0.5	3.1	–	12.3
Office closure costs, net	0.3	0.4	7.7	–	2.4	–	10.8
Costs paid or utilized	(5.8)	(2.9)	(6.4)	–	(11.7)	(1.1)	(27.9)
Balance, December 31, 2011	$4.0	$4.2	$11.8	$1.2	$8.2	$–	$29.4

(1)
Balance related to United States was $3.9 as of January 1, 2010. In 2010, United States incurred $3.6 for severance costs and $3.8 for office closure costs and paid $3.9, leaving a $7.4 liability as of December 31, 2010. In 2011, United States incurred $1.3 for severance costs and $0.3 for office closure costs and paid $5.7, leaving a $3.3 liability as of December 31, 2011.

(2)
2010 Balances were solely related to France. In 2011, France incurred $0.4 for office closure costs and paid/utilized $2.5, leaving a $3.5 liability as of December 31, 2011. Italy recorded severance costs of $0.9 and paid out $0.5 during 2011, leaving a $0.4 liability as of December 31, 2011.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      51

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

FAIR VALUE MEASUREMENTS

The assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted				Quoted
		Prices				Prices
		in Active	Significant			in Active	Significant
		Markets for	Other	Significant		Markets for	Other	Significant
		Identical	Observable	Unobservable		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	December 31,	Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)	2010	(Level 1)	(Level 2)	(Level 3)
Assets
Available-for-sale securities	$0.4	$0.4	$–	$–	$0.4	$0.4	$–	$–
Foreign currency forward contracts	–	–	–	–	0.1	–	0.1	–
Deferred compensation plan assets	45.2	45.2	–	–	40.3	40.3	–	–
	$45.6	$45.6	$–	$–	$40.8	$40.7	$0.1	$–
Liabilities
Foreign currency forward contracts	$0.3	$–	$0.3	$–	$–	$–	$–	$–
	$0.3	$–	$0.3	$–	$–	$–	$–	$–

We determine the fair value of our available-for-sale securities and deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the interest rate swaps and foreign currency forward contracts are measured at the value from either directly or indirectly observable third parties.

The carrying values of Cash and cash equivalents, Accounts receivable, Accounts payable, and Other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of Long-term debt approximates fair value, except for the euro-denominated notes. The fair value of the euro-denominated notes, as determined by the quoted market prices, was $654.9 and $686.3 as of December 31, 2011 and 2010, respectively, compared to a carrying value of $647.6 and $668.3, respectively.

We also measured certain non-financial assets on a non-recurring basis, including Goodwill and tradenames, for which we recognized impairment charges in 2010 and were summarized as follows:

	Fair Value Measurements Using
		Quoted Prices in
		Active Markets	Significant Other	Significant
		for Identical	Observable	Unobservable
	December 31, 2010	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	Total Losses
Goodwill	$954.1	$–	$–	$954.1	$(311.6)
Tradenames	55.3	–	–	55.3	(117.2)
					$(428.8)

In 2010, Goodwill and tradenames with a carrying amount of $1,438.2 were written down to their fair value of $1,009.4, resulting in an impairment charge of $428.8.

52      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

GOODWILL AND OTHER INTANGIBLE ASSETS

We have Goodwill, amortizable Intangible assets and Intangible assets that do not require amortization, as follows:

	2011			2010
		Accumulated			Accumulated
December 31	Gross	Amortization	Net	Gross	Amortization	Net
Goodwill	$984.7	$–	$984.7	$954.1	$–	$954.1
Intangible Assets:
Amortizable:
Technology	$19.6	$19.6	$–	$19.6	$19.6	$–
Franchise Agreements	18.0	14.3	3.7	18.0	12.5	5.5
Customer Relationships	328.0	130.1	197.9	309.4	94.3	215.1
Other	13.5	12.1	1.4	14.0	11.7	2.3
	379.1	176.1	203.0	361.0	138.1	222.9
Non-Amortizable:
Tradenames(1)	54.0	–	54.0	55.3	–	55.3
Reacquired Franchise Rights	97.9	–	97.9	98.0	–	98.0
	151.9	–	151.9	153.3	–	153.3
Total Intangible Assets	$531.0	$176.1	$354.9	$514.3	$138.1	$376.2

(1)   Balances were net of accumulated impairment loss of $139.5 as of both December 31, 2011 and 2010.

Amortization expense related to intangibles was $38.9, $39.3 and $21.9 in 2011, 2010 and 2009, respectively. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2011 is as follows: 2012 — $35.8, 2013 — $31.0, 2014 — $26.1, 2015 — $22.3 and 2016 — $19.3. The weighted-average useful lives of the technology, franchise agreements, customer relationships and other are 5, 10, 14 and 3 years, respectively. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the U.S. completed prior to 2009.

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

We performed our annual impairment test of our Goodwill and indefinite-lived intangible assets during the third quarter of 2011, and there was no impairment of our Goodwill or indefinite-lived intangible as a result of our annual test.

The accounting guidance requires a two-step method for determining goodwill impairment. In the first step, we determined the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology. For certain of our reporting units, a combination of the income approach (weighted 75%) and the market approach (weighted 25%) derived from comparable public companies was utilized. The income approach is developed from management’s forecasted cash flow data. Therefore, it represents an indication of fair market value reflecting management’s internal outlook for the reporting unit. The market approach utilizes the Guideline Public Company Method to quantify the respective reporting unit’s fair value based on revenues and earnings multiples realized by similar public companies. The market approach is more volatile as an indicator of fair value as compared to the income approach. We believe that each approach has its merits. However in the instances where we have utilized both approaches, we have weighted the income approach more heavily than the market approach because we believe that management’s assumptions generally provide greater insight into the reporting unit’s fair value.

Significant assumptions used in our goodwill impairment tests during 2011, 2010 and 2009 included: expected revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 12.3% to 20.0% for 2011, and a terminal value multiple. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      53

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

In the fourth quarter of 2010, two of our reporting units, Right Management and Jefferson Wells, each experienced strong indicators of impairment due to continued deterioration in market conditions for both reporting units as they experienced further than anticipated profitability declines in the fourth quarter, which led us to adjust our long-term outlooks for each reporting unit. As a result, we performed an impairment test of our Goodwill and indefinite-lived intangible assets during the fourth quarter of 2010, which resulted in a non-cash impairment charge of $311.6 ($311.6 after-tax) for Goodwill associated with Right Management and Jefferson Wells. In addition, we incurred a non-cash impairment charge of $117.2 ($72.7 after-tax) for the tradenames associated with these two reporting units.

For Right Management, our anticipated revenues and income as of the fourth quarter of 2010 decreased to a level which required us to adjust the size premium included in our discount rate. In addition, the beta used to calculate the discount rate changed slightly due to a change in the mix of our comparable companies as one of the companies utilized in our annual testing had been acquired during the fourth quarter. These changes resulted in a 3% increase in the discount rate, to 13%, being utilized in our fourth quarter 2010 impairment testing for Right Management. For Jefferson Wells, our discount rate was relatively flat in our fourth quarter 2010 impairment testing, at 12.5%, as compared to 12.4% utilized in our annual testing performed in 2010.

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

In the third quarter of 2009, we performed our annual impairment test of our Goodwill and indefinite-lived intangible assets, which resulted in non-cash impairment charges of $61.0 for goodwill associated with our Jefferson Wells reporting unit. The impairment was due in part to continued deterioration in market conditions, which had resulted in Jefferson Wells experiencing significant revenue declines during 2009. The discount rate was also impacted unfavorably by a 1% increase to our equity risk premium as a result of the market conditions and economic uncertainty at that time.

MARKETABLE SECURITIES

We account for our marketable security investments under the accounting guidance on certain investments in debt and equity securities, and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in Accumulated other comprehensive income, which is a separate component of Shareholders’ equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations. No realized gains or losses were recorded in 2011, 2010 or 2009. Our available-for-sale investments had a market value of $0.4, an adjusted cost basis of $0.1, and no unrealized losses as of either December 31, 2011 or 2010.

We hold a 49% interest in our Swiss franchise, which maintained an investment portfolio with a market value of $175.8 and $173.1 as of December 31, 2011 and 2010, respectively. This portfolio is comprised of a wide variety of European and U.S. debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our Consolidated Statements of Operations. For the years ended December 31, 2011, 2010 and 2009, realized gains totaled $0.1, $0.5 and $2.4, respectively, and realized losses totaled $0.3, $0.2 and $1.2, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in Accumulated other comprehensive income, with the offsetting amount increasing or decreasing our investment in the franchise.

54      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

CAPITALIZED SOFTWARE FOR INTERNAL USE

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 2 to 7 years. The net capitalized software balance of $14.4 and $21.8 as of December 31, 2011 and 2010, respectively, is included in Other assets in the Consolidated Balance Sheets. Amortization expense related to the capitalized software costs was $7.8, $11.6 and $10.7 for 2011, 2010 and 2009, respectively.

PROPERTY AND EQUIPMENT

A summary of Property and equipment as of December 31 is as follows:

	2011	2010
Land	$7.3	$7.1
Buildings	21.5	19.5
Furniture, fixtures, and autos	194.9	197.0
Computer equipment	164.4	168.0
Leasehold improvements	297.5	297.2
Property and equipment	$685.6	$688.8

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings — up to 40 years; furniture and equipment — 2 to 16 years; leasehold improvements —lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

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

SHAREHOLDERS’ EQUITY

In November 2011, the Board of Directors authorized the repurchase of an additional 3.0 million shares of our common stock. This authorization was in addition to the 2010 authorization to repurchase 3.0 million shares of our common stock and the 2007 authorization to repurchase 5.0 million shares of our common stock, not to exceed a total purchase price of $400.0. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. In 2011, we repurchased a total of 2.6 million shares, composed of 0.2 million shares under

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

the 2007 authorization and 2.4million shares under the 2010 authorization, at a total cost of $104.5. In 2010, we repurchased 0.9 million shares of common stock at a total cost of $34.8 under the 2007 authorization. No shares were repurchased in 2009. As of December 31, 2011, there were no shares remaining under the 2007 authorization. Under the 2011 and 2010 authorizations, there were 3.0 million shares and 0.6 million shares, respectively, remaining authorized for repurchase as of December 31, 2011.

CASH AND CASH EQUIVALENTS

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

RECENTLY ISSUED ACCOUNTING STANDARDS

In October 2009, the FASB issued new accounting guidance on multiple-deliverable revenue arrangements. The new guidance amends the criteria for separating deliverables as well as how to measure and allocate consideration for multiple arrangements. The guidance also expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. We adopted this guidance effective January 1, 2011, for our revenue arrangements entered into or materially modified in 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on goodwill impairment testing. The new guidance modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In December 2010, the FASB issued new accounting guidance on business combinations. The new guidance clarifies the acquisition date that should be used for reporting the pro forma financial information disclosures when comparative financial statements are presented. The guidance also expands the supplemental pro forma disclosures. We adopted this guidance effective January 1, 2011. There was no impact of this adoption on our Consolidated Financial Statements.

In May 2011, the FASB issued new accounting guidance on fair value measurement. The new guidance clarifies some existing concepts, eliminates wording differences between U.S. Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between U.S. GAAP and IFRS. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between U.S. GAAP and IFRS. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. The guidance is effective for us in 2012 and must be applied prospectively. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2011, the FASB issued new accounting guidance on presentation of comprehensive income. The new guidance requires an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ equity. The guidance is effective for us in 2012 and must be applied retrospectively. We do not expect the adoption of this guidance to have a significant impact on our Consolidated Financial Statements.

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The guidance is effective for us in 2012, with early adoption permitted. We do not expect the adoption of this guidance to have an impact on our Consolidated Financial Statements.

In December 2011, the FASB issued new accounting guidance on balance sheet offsetting. The new guidance requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position. It also requires disclosures on instruments and transactions subject to an agreement similar to a master netting agreement. The guidance is effective for us in 2013. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

SUBSEQUENT EVENTS

We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

56      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

02.
Acquisitions

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA (“Proservia”), a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 per share. The total consideration, net of cash acquired, was €21.6 ($29.4) . Goodwill arising from this transaction was €20.7. The related Intangible assets were €11.0 and €10.8 as of September 22, 2011 and December 31, 2011, respectively.

On April 5, 2010, we acquired COMSYS IT Partners, Inc. (“COMSYS”) from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0, including debt of $47.1, which we repaid upon closing. The consideration was approximately 50% ManpowerGroup common stock (3.2 million shares with a fair value of $188.5 upon closing) and approximately 50% cash (consideration of $191.4). In addition, we incurred approximately $10.8 of transaction costs associated with the acquisition during the year ended December 31, 2010, which have been classified in Selling and administrative expenses. Goodwill and Intangible assets relating to this transaction were $278.0 and $85.4, respectively, as of December 31, 2011 and $281.6 and $106.3, respectively, as of December 31, 2010.

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

The following table summarizes the fair value of the assets acquired and liabilities assumed as of the acquisition date of April 5, 2010:

Cash and cash equivalents	$ 0.9
Accounts receivable, net	207.0
Prepaid expenses and other assets	2.1
Total current assets	210.0

Goodwill	281.6
Intangible assets	127.1
Other assets	50.5
Property and equipment	5.2
Total assets	$ 674.4

Accounts payable	$ 135.9
Employee compensation payable	40.8
Accrued liabilities	14.3
Total current liabilities	191.0

Other long-term liabilities	56.4
Total liabilities assumed	247.4
Net assets acquired	$ 427.0

Of the $427.0 of net acquired assets, $127.1 was assigned to customer relationships and will be amortized over 14 years, using an accelerating method. The remaining fair value of $281.6, which was not directly attributable to any specific assets or liabilities, was assigned to Goodwill as part of the U.S. reporting unit. Of the Goodwill assigned, $28.2 is deductible for tax purposes as of December 31, 2011.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

The following unaudited pro forma information reflects the results of ManpowerGroup’s operations for the years ended December 31, 2010 and 2009 as if the COMSYS acquisition had been completed at the beginning of the respective period. Pro forma adjustments have been made to illustrate the incremental impact on earnings of amortization expense related to the acquired intangible assets, lost interest income that would have been earned on the cash proceeds used to acquire COMSYS and the tax impact of these respective items.

	2010	2009
Revenues from services
Pro forma	$19,036.1	$16,688.0
As reported	$18,866.5	$16,038.7

Net (loss) earnings
Pro forma	$(269.9)	$(27.9)
As reported	$(263.6)	$(9.2)

Net (loss) earnings per share — diluted
Pro forma	$(3.30)	$(0.34)
As reported	$(3.26)	$(0.12)

The unaudited pro forma information is provided for illustrative purposes only and does not represent what our Consolidated Statements of Operations would have been if the transaction had actually occurred as of January 1, 2010 or 2009 and does not represent our expected future Consolidated Statements of Operations.

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding Proservia and COMSYS, the total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2011, 2010 and 2009 was $19.6, $32.3 and $21.6, respectively. Goodwill and Intangible assets resulting from the remaining 2011 acquisitions were $12.9 and $4.5, respectively, as of December 31, 2011.

03.
Share-Based Compensation Plans

We account for share-based payments according to the accounting guidance on share-based payments. During 2011, 2010 and 2009, we recognized approximately $31.4, $24.1 and $17.5, respectively, in share-based compensation expense related to stock options, deferred stock, and restricted stock, all of which is recorded in Selling and administrative expenses. The total income tax benefit recognized related to share-based compensation during 2011, 2010 and 2009 was $3.0, $3.7 and $3.2, respectively. Consideration received from share-based awards for 2011, 2010 and 2009 was $31.8, $24.9 and $15.1, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in Capital in excess of par value, for 2011, 2010 and 2009 was approximately $3.1, $3.7 and $1.2, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

STOCK OPTIONS

Until May 3, 2011, all share-based compensation was granted under the 2003 Equity Incentive Plan of Manpower Inc. (“2003 Plan”). Following this date, all share-based compensation has been granted under the 2011 Equity Incentive Plan of Manpower Inc. (“2011 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a ratable vesting period of up to four years and expire ten years from date of grant. As of December 31, 2011, no stock appreciation rights had been granted or were outstanding.

58      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

A summary of stock option activity is as follows:
			Wtd. Avg.
		Wtd. Avg.	Remaining	Aggregate
		Exercise Price	Contractual Term	Intrinsic Value
	Shares (000)	Per Share	(years)	(in millions)
Outstanding, January 1, 2009	5,027	$50
Granted	1,349	31
Exercised	(339)	33		$5
Expired or cancelled	(179)	53
Outstanding, December 31, 2009	5,858	$46	6.1
Vested or expected to vest, December 31, 2009	5,767	$46	6.1
Exercisable, December 31, 2009	3,330	$47	4.4
Outstanding, January 1, 2010	5,858	$46
Granted	897	53
Exercised	(682)	37		$14
Expired or cancelled	(133)	50
Outstanding, December 31, 2010	5,940	$48	6.2
Vested or expected to vest, December 31, 2010	5,877	$48	6.1
Exercisable, December 31, 2010	3,446	$49	4.7
Outstanding, January 1, 2011	5,940	$48
Granted	199	67
Exercised	(721)	39		$13
Expired or cancelled	(153)	49
Outstanding, December 31, 2011	5,265	$50	5.7	$7
Vested or expected to vest, December 31, 2011	5,235	$50	5.6
Exercisable, December 31, 2011	3,626	$51	4.8	$4

Options outstanding and exercisable as of December 31, 2011 are as follows:

	Options Outstanding			Options Exercisable
		Weighted-
		Average
		Remaining	Weighted-		Weighted-
		Contractual	Average		Average
Exercise Price	Shares (000)	Life (years)	Exercise Price	Shares (000)	Exercise Price
$26–$34	1,335	6.2	$31	724	$31
$35–$44	807	2.8	44	804	44
$45–$55	1,548	6.4	53	899	53
$56–$93	1,575	6.0	67	1,199	68
	5,265	5.7	$50	3,626	$51

We have recognized expense of $12.1, $14.3 and $12.7 related to stock options for the years ended December 31, 2011, 2010 and 2009, respectively. The total fair value of options vested during the same periods was $14.3, $12.7 and $13.3, respectively. As of December 31, 2011, total unrecognized compensation cost was approximately $17.2, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.6 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2011	2010	2009
Average risk-free interest rate	2.6%	2.6%	1.8%
Expected dividend yield	1.1%	1.4%	2.5%
Expected volatility	41.0%	41.0%	42.0%
Expected term (years)	5.9	5.4	5.5

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

The average risk-free interest rate is based on the five-year U.S. Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value per option granted during the year was $25.21, $19.26 and $9.73 in 2011, 2010 and 2009, respectively.

DEFERRED STOCK

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and subsequently under the 2011 Plan and the deferred stock is settled in shares of common stock according to these terms and conditions. As of December 31, 2011, 2010 and 2009, there were 23,566, 18,403 and 17,288, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director’s termination of service or three years after the date of grant (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2003 Plan and the 2011 Plan. As of December 31, 2011, 2010 and 2009, there were 8,732, 4,448 and 13,378, respectively, shares of deferred stock and 9,978, 13,341 and 14,710, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.8, $0.3 and $0.7 related to deferred stock in 2011, 2010 and 2009, respectively.

RESTRICTED STOCK

We grant restricted stock and restricted stock unit awards to certain employees and to non-employee directors who may elect to receive restricted stock rather than deferred stock as described above. Restrictions lapse over periods ranging up to six years, and in some cases upon retirement. We value restricted stock awards at the closing market value of our common stock on the date of grant.

A summary of restricted stock activity is as follows:
			Wtd. Avg.
			Remaining	Aggregate
		Wtd. Avg.	Contractual	Intrinsic Value
	Shares (000)	Price Per Share	Term (years)	(in millions)
Unvested, January 1, 2009	192	$55	2.7
Granted	197	31
Vested	(15)	34
Forfeited	(5)	45
Unvested, December 31, 2009	369	$43	1.6
Granted	21	$56
Vested	(86)	41
Forfeited	(9)	31
Unvested, December 31, 2010	295	$45	0.9
Granted	264	$67
Vested	(143)	46
Forfeited	(7)	52
Unvested, December 31, 2011	409	$59	1.8	$15

During 2011, 2010 and 2009, we recognized $7.0, $4.4 and $5.5, respectively, of expense related to restricted stock awards. As of December 31, 2011, there was approximately $13.4 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.6 years.

60      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

PERFORMANCE SHARE UNITS

Our 2003 Plan and our 2011 Plan allow us to grant performance share units. We grant performance share units with a performance period ranging from one to three years. Vesting of units occurs at the end of the performance period, or in some cases after a subsequent holding period, and upon retirement, except in the case of death, disability or termination of employment. The units are settled in shares of our common stock. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation and Human Resources Committee of the Board of Directors at the time of grant.

In February 2007, 2008, 2010 and 2011, we granted performance share units with a performance criteria based on Operating profit margin over the performance period of 2007–2009, 2008–2010, 2010–2011 and 2011, respectively. The 2011 performance share units vest at the end of 2012 and 2013, following a holding period. We did not grant any performance share units in 2009.

In the event the performance criteria exceeds the target performance level, an additional number of shares, up to the Outstanding Award level, may be granted. In the event the performance criteria falls below the target performance level, a reduced number of shares, as low as the Threshold Award level, may be granted. If the performance criteria falls below the threshold performance level, no shares will be granted.

The Threshold, Target and Outstanding Award levels for each outstanding grant, adjusted for forfeitures, are as follows:

	2007–2009	(a)	2008–2010	(b)	2010–2011	2011
Threshold Award	28,250		34,500		54,871	66,489
Target Award	113,000		138,000		109,742	132,978
Outstanding Award	197,750		241,500		219,484	265,956

(a)	118,000 performance share units were granted in 2007 at the Target Award level for the 2007–2009 performance period, of which 5,000 units were forfeited.
(b)	140,000 performance share units were granted in 2008 at the Target Award level for the 2008–2010 performance period, of which 2,000 units were forfeited.

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance and holding periods and is recorded in Selling and administrative expenses. The Average operating profit margin for the 2007–2009 and 2008–2010 performance periods did not meet the threshold performance level, and therefore, no shares were granted. The Operating profit margin for the 2010–2011 performance period was between the target and outstanding performance levels, and therefore, shares will be granted based on 183% of the target performance level. The Operating profit margin for the 2011 performance period was also between the target and outstanding performance levels and therefore, shares will be granted based on 158% of the target performance level if the holding period is met. We have recognized total compensation expense of $11.3 and $5.3 in 2011 and 2010, respectively, and a total compensation benefit of $1.5 for 2009 related to the performance share units.

OTHER STOCK PLANS

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at their fair market value on a monthly basis. The current plan is non-compensatory according to the accounting guidance on share-based payments.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized $0.2 and $0.1 of expense for shares purchased under the plan in 2011 and 2009, respectively, and a benefit of $0.2 in 2010 due to forfeitures.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

04.
Net Earnings (Loss) Per Share

The calculation of Net earnings (loss) per share — basic was as follows:

Year Ended December 31	2011	2010	2009
Net earnings (loss) available to common shareholders	$251.6	$(263.6)	$(9.2)
Weighted-average common shares outstanding (in millions)	81.6	81.0	78.3
Total	$3.08	$(3.26)	$(0.12)

The calculation of Net earnings (loss) per share — diluted was as follows:

Year Ended December 31	2011	2010	2009
Net earnings (loss) available to common shareholders	$251.6	$(263.6)	$(9.2)
Weighted-average common shares outstanding (in millions)	81.6	81.0	78.3
Effect of dilutive securities — stock options (in millions)	0.7	–	–
Effect of other share-based awards (in millions)	0.5	–	–
	82.8	81.0	78.3
Total	$3.04	$(3.26)	$(0.12)

There were 3.1 million share-based awards excluded from the calculation of Net earnings per share — diluted for the year ended December 31, 2011 as the exercise prices for these awards were greater than the average market price of the common shares during the period. Due to the net loss for the years ended December 31, 2010 and 2009, the assumed exercise of share-based awards had an antidilutive effect and therefore was not included in the calculation of Net loss per share—diluted. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2011	2010	2009
Shares (in thousands)	3,074	6,583	6,231
Exercise price ranges	$52–$93	$11–$93	$9–$93
Weighted-average remaining life	6.3 years	5.8 years	6.2 years

05.
Income Taxes

The Provision for income taxes was as follows:

Year Ended December 31	2011	2010	2009
Current
United States
Federal	$24.2	$37.4	$(31.8)
State	2.8	3.2	6.8
Non-U.S.	176.5	126.3	40.5
Total current	203.5	166.9	15.5
Deferred
United States
Federal	(2.3)	(81.1)	(3.5)
State	3.3	(2.9)	(4.6)
Non-U.S.	23.8	15.5	(21.1)
Total deferred	24.8	(68.5)	(29.2)
Total provision	$228.3	$98.4	$(13.7)

62     ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

A reconciliation between taxes computed at the U.S. Federal statutory rate of 35% and the consolidated effective tax rate was as follows:

Year Ended December 31	2011	2010	2009
Income tax based on statutory rate	$168.0	$(57.8)	$(8.0)
Increase (decrease) resulting from:
State income taxes, net of Federal benefit	5.2	(0.6)	2.9
Non-U.S. tax rate difference(1)	40.6	38.7	3.3
Repatriation of non-U.S. earnings	11.1	(4.8)	(37.2)
Change in valuation reserve	(3.3)	11.7	10.6
Non-deductible goodwill impairment charge	–	109.1	21.4
Other, net	6.7	2.1	(4.9)
Non-deductible competition investigation in France	–	–	(1.8)
Tax provision	$228.3	$98.4	$(13.7)

(1)
Included above in the impact of the non-U.S. tax rate difference was the French business tax, which has been classified as a component of income tax beginning in January 2010, in accordance with the current accounting guidance on income taxes. Prior to January 2010, the French business tax had been presented as non-income tax and included as a component of Cost of services. The French government changed the business tax from an asset- based tax to an income-based tax, thereby requiring the classification of this tax as income tax effective January 1, 2010.

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes, were as follows:

Year Ended December 31	2011	2010
Current Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	$10.7	$9.7
Employee compensation payable	26.8	22.3
Pension and postretirement benefits	(5.6)	(1.8)
Other	22.0	29.5
Valuation allowance	(2.9)	–
	51.0	59.7
Noncurrent Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	22.5	20.4
Pension and postretirement benefits	55.0	50.4
Intangible assets(1)	(126.4)	(125.7)
Net operating losses(1)	144.9	182.9
Other(1)	103.5	105.7
Valuation allowance	(116.3)	(123.2)
	83.2	110.5
Total future tax benefits	$134.2	$170.2
Current tax asset	$52.4	$59.7
Current tax liability	(1.4)	–
Noncurrent tax asset	102.7	128.1
Noncurrent tax liability	(19.5)	(17.6)
Total future tax benefits	$134.2	$170.2

(1)
The 2010 amounts originally presented above for Intangible assets, Net operating losses and Other have been revised by ($91.3), ($14.4) and $105.7, respectively, to correct the prior year presentation. This change did not affect the deferred tax assets and liabilities reported in the 2010 Consolidated Balance Sheet.

The current tax liability is recorded in Accrued liabilities, the noncurrent tax asset is recorded in Other assets and the noncurrent tax liability is recorded in Other long-term liabilities in the Consolidated Balance Sheets.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

We have U.S. Federal and non-U.S. net operating loss carryforwards and U.S. state net operating loss carryforwards totaling $485.9 and $144.1, respectively, as of December 31, 2011. The net operating loss carryforwards expire as follows:

	U.S. Federal and Non-U.S.	U.S. State
2012	$0.9	$–
2013	2.0	–
2014	8.8	–
2015	5.7	0.1
2016	6.5	0.6
Thereafter	171.5	143.4
No expirations	290.5	–
Total net operating loss carryforwards	$485.9	$144.1

We have recorded a deferred tax asset of $144.9 as of December 31, 2011, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $106.8 has been recorded as of December 31, 2011, as management believes that realization of certain net operating loss carryforwards is unlikely.

Pretax income of non-U.S operations was $395.5, $191.1 and $3.4 in 2011, 2010 and 2009, respectively. We have not provided U.S. income taxes and non-U.S. withholding taxes on $667.8 of unremitted earnings of non-U.S. subsidiaries that are considered to be reinvested indefinitely. Deferred taxes are provided on the earnings of non-U.S. subsidiaries that will likely be remitted to the U.S. As of December 31, 2011 and 2010, we have recorded a deferred tax liability of $22.0 and $23.6, respectively, related to non-U.S. earnings that we plan to remit.

As of December 31, 2011, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $27.0. We have related tax benefits of $3.6, and the net amount of $23.4 would favorably affect the effective tax rate if recognized. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

As of December 31, 2010, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $26.4. We had related tax benefits of $4.3 for a net amount of $22.1. During 2010, the IRS audit of 2006 and 2007 was closed.

As of December 31, 2009, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $44.4. We had related tax benefits of $13.4 for a net amount of $31.0. During 2009, we recorded tax benefits related to various statute expirations for 2003 to 2007.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $0.6 and $0.4 during 2011 and 2009, respectively. In 2010, we had a net benefit of $1.3 due to a $1.8 benefit from statute expirations.

The following table summarizes the activity related to our unrecognized tax benefits during 2011, 2010 and 2009:

	2011	2010	2009
Gross unrecognized tax benefits, beginning of year	$25.0	$41.7	$49.3
Increases in prior year tax positions	0.9	3.0	6.5
Decreases in prior year tax positions	(1.5)	(2.0)	(1.4)
Increases for current year tax positions	2.5	–	1.7
Expiration of statute of limitations and audit settlements	(1.9)	(17.7)	(14.4)
Gross unrecognized tax benefits, end of year	$25.0	$25.0	$41.7
Potential interest and penalties	2.0	1.4	2.7
Balance, end of year	$27.0	$26.4	$44.4

64      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

We conduct business globally in 80 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2008 and 2009 for our major operations in Germany, Italy, France, Japan, U.S. and United Kingdom. As of December 31, 2011, we are subject to tax audits in France, Belgium, Denmark, Austria, Italy, Spain, Norway and the United States. We believe that the resolution of these audits will not have a material impact on earnings.

06.
Goodwill

Changes in the carrying value of Goodwill by reportable segment and Corporate were as follows. This presentation reflects the realignment of our segments. See Note 14 for further information.

		Southern	Northern		Right
	Americas (1)	Europe(2)	Europe	APME	Management(3)	Corporate(3	),(4),(5)	Total(5)
Balance, January 1, 2010	$173.4	$21.1	$272.9	$58.9	$150.7	$282.1		$959.1
Goodwill acquired	290.6	13.2	–	0.2	3.8	–		307.8
Currency impact and other	1.5	(1.2)	(7.8)	5.8	0.5	–		(1.2)
Impairment charge	–	–	–	–	(94.4)	(217.2)		(311.6)
Balance, December 31, 2010	465.5	33.1	265.1	64.9	60.6	64.9		954.1
Goodwill acquired	–	26.8	–	13.0	–	–		39.8
Currency impact and other	(3.7)	(0.4)	(4.4)	(0.4)	(0.3)	–		(9.2)
Balance, December 31, 2011	$461.8	$59.5	$260.7	$77.5	$60.3	$64.9		$984.7

(1)	Balances related to United States were $160.3, $451.7 and $448.3 as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.
(2)
Balances related to France were $7.1, $15.8 and $42.1 as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively. Balances related to Italy were $4.9, $4.6 and $5.4 as of January 1, 2010, December 31, 2010 and December 31, 2011, respectively.

(3)
For further information on the goodwill impairment charges, see Note 1 to the Consolidated Financial Statements. The 2010 goodwill impairment charge for Right Management impacted both Corporate ($184.5) and Right Management ($94.4).

(4)
The majority of the Corporate balance as of December 31, 2011 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is now part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the breakout of goodwill balances by reporting unit.

(5)
Balances were net of accumulated impairment loss of $201.8 as of January 1, 2010 and $513.4 as of both December 31, 2010 and December 31, 2011. The 2010 goodwill impairment charge for Jefferson Wells impacted only Corporate ($32.7).

Goodwill balances by reporting unit were as follows:

December 31	2011	2010
United States	$503.8	$507.2
Elan	123.8	123.2
Netherlands (Vitae)	79.3	81.9
Right Management	60.3	60.6
Other reporting units	217.5	181.2
Total goodwill	$984.7	$954.1

07.
Debt

Information concerning Short-term borrowings was as follows:

December 31	2011	2010
Short-term borrowings	$42.4	$28.0
Weighted-average interest rates	11.9%	7.0%

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report       65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2011, such uncommitted credit lines totaled $399.2, of which $346.6 was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional subsidiary borrowings of $248.7 could be made under these facilities as of December 31, 2011.

A summary of Long-term debt was as follows:

December 31	2011	2010
Euro-denominated notes:
€300 due June 2012	$388.7	$401.2
€200 due June 2013	258.9	267.1
Other	10.2	1.7
	657.8	670.0
Less — current maturities	391.8	0.7
Long-term debt	$266.0	$669.3

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

REVOLVING CREDIT AGREEMENT

On October 5, 2011, we entered into a new $800.0 million Five-Year Credit Agreement (the “Agreement”) with a syndicate of commercial banks. This Agreement replaces our previous $400.0 million revolving credit facility. The Agreement allows for borrowing in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. The Agreement terminates in October 2016. Outstanding letters of credit issued under the Agreement totaled $1.6 as of December 31, 2011. Additional borrowings of $798.4 were available to us under the Agreement as of December 31, 2011. As of December 31, 2010, we had letters of credit totaling $2.2 issued under our previous $400.0 million revolving credit agreement.

Under the Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $800.0 million revolving credit facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 to $0.4 annually. We had no borrowings under this credit agreement as of December 31, 2011.

The Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants, including covenants requiring, among other things, that we comply with a leverage ratio (Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults. The material terms and conditions of the Agreement are substantially similar to the material terms and conditions of the prior credit facility.

66      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

As defined in the Agreement, we had a Debt-to-EBITDA ratio of 0.80 to 1 (compared to a maximum allowable ratio of 3.5 to 1) as of December 31, 2011 and a Fixed Charge Coverage ratio of 3.13 to 1 (compared to a minimum required ratio of 1.5 to 1) as of December 31, 2011.

DEBT MATURITIES

The maturities of Long-term debt payable within each of the four years subsequent to December 31, 2012 are as follows: 2013 — $261.5, 2014 —$1.5, 2015 — $1.0 and 2016 — $2.0.

08.
Retirement And Deferred Compensation Plans

DEFINED BENEFIT PLANS

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans were as follows:

		U.S. Plans	Non-U.S. Plans
Year Ended December 31	2011	2010	2011	2010
Change in Benefit Obligation
Benefit obligation, beginning of year	$56.2	$51.7	$244.8	$225.6
Service cost	–	–	9.9	8.6
Interest cost	2.8	2.8	12.7	11.7
Curtailments	–	–	(1.9)	–
Transfers	–	–	(0.5)	(0.4)
Actuarial loss	3.1	5.7	9.4	11.8
Plan participant contributions	–	–	2.4	2.1
Benefits paid	(4.6)	(4.0)	(6.6)	(4.1)
Currency exchange rate changes	–	–	(5.5)	(10.5)
Benefit obligation, end of year	$57.5	$56.2	$264.7	$244.8
Change in Plan Assets
Fair value of plan assets, beginning of year	$36.4	$35.0	$226.1	$200.6
Actual return on plan assets	(0.4)	2.7	17.4	20.0
Curtailments	–	–	(1.1)	–
Transfers	–	–	(1.1)	–
Plan participant contributions	–	–	2.4	2.1
Company contributions	3.3	2.7	18.3	16.6
Benefits paid	(4.6)	(4.0)	(6.6)	(4.1)
Currency exchange rate changes	–	–	(5.0)	(9.1)
Fair value of plan assets, end of year	$34.7	$36.4	$250.4	$226.1
Funded Status at End of Year
Funded status, end of year	$(22.8)	$(19.8)	$(14.3)	$(18.7)
Amounts Recognized
Noncurrent assets	$12.2	$14.3	$29.0	$23.7
Current liabilities	(2.8)	(2.6)	(0.2)	(0.4)
Noncurrent liabilities	(32.2)	(31.5)	(43.1)	(42.0)
Net amount recognized	$(22.8)	$(19.8)	$(14.3)	$(18.7)

Amounts recognized in Accumulated other comprehensive income, net of tax, consist of:

		U.S. Plans	Non-U.S. Plans
December 31	2011	2010	2011	2010
Net loss	$12.8	$9.3	$7.0	$2.4
Prior service cost	0.2	0.2	6.5	7.2
Total	$13.0	$9.5	$13.5	$9.6

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

The accumulated benefit obligation for our plans that have plan assets was $233.2 and $214.9 as of December 31, 2011 and 2010, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2011	2010
Accumulated benefit obligation	$6.3	$5.8
Plan assets	6.2	5.7
The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:
December 31	2011	2010
Projected benefit obligation	$41.7	$173.7
Plan assets	35.8	163.8

In 2011, our largest plan saw an improvement in its funded status and its projected benefit obligation no longer exceeds its plan assets as of December 31, 2011. As a result, this significant plan was included in the amounts disclosed above for 2010 but not for 2011.

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $61.3 and $57.1 as of December 31, 2011 and 2010, respectively.

The components of the net periodic benefit cost and other amounts recognized in Other comprehensive loss (income) for all plans were as follows:

Year Ended December 31	2011	2010	2009
Service cost	$9.9	$8.6	$11.1
Interest cost	15.5	14.5	14.1
Expected return on assets	(15.2)	(13.4)	(12.6)
Curtailment and settlement	(1.0)	–	(4.3)
Net gain	(0.2)	(1.2)	(2.1)
Prior service cost	0.7	0.7	0.5
Net periodic benefit cost	9.7	9.2	6.7
Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Loss (Income)
Net loss (gain)	11.6	8.5	(9.0)
Amortization of net gain	0.2	1.2	3.0
Amortization of prior service cost	(0.7)	(0.7)	(0.8)
Total recognized in other comprehensive loss (income)	11.1	9.0	(6.8)
Total recognized in net periodic benefit cost and other comprehensive loss (income)	$20.8	$18.2	$(0.1)

Effective July 1, 2011, we completed a voluntary transition of our Norwegian employees from defined pension plans to defined contribution plans, resulting in a curtailment and settlement gain of $1.0. Effective January 1, 2009, we terminated our defined benefit plan in Japan and replaced it with a defined contribution plan, resulting in a curtailment and settlement gain of $4.3.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from Accumulated other comprehensive income into net periodic benefit cost during 2012 are $1.0 and $0.7, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation were as follows:

		U.S. Plans	Non-U.S. Plans
Year Ended December 31	2011	2010	2011	2010
Discount rate	4.6%	5.1%	4.7%	5.1%
Rate of compensation increase	3.0%	4.0%	4.0%	4.3%

68      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

The weighted-average assumptions used in the measurement of the net periodic benefit cost were as follows:

	U.S. Plans			Non-U.S. Plans
Year Ended December 31	2011	2010	2009	2011	2010	2009
Discount rate	5.1%	5.7%	6.4%	5.1%	5.5%	5.7%
Expected long-term return on plan assets	7.0%	7.3%	7.3%	5.3%	5.5%	5.7%
Rate of compensation increase	4.0%	4.0%	4.0%	4.3%	4.5%	4.2%

We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year. Our overall expected long-term rate of return on U.S. plan assets is 7.0% .

Our overall expected long-term rate of return on our non-U.S. plans varies by country and ranges from 3.5% to 6.1% . For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for four of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience and the future expectations for each respective country.

Our plans’ investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2011 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The fair value of our pension plan assets are primarily determined by using market quotes and other relevant information that is generated by market transactions involving identical or comparable assets. The fair value of our pension plan assets by asset category was as follows:

	U.S. Plans				Non-U.S. Plans
	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted Prices				Quoted Prices
		in Active	Significant			in Active	Significant
		Markets for	Other	Significant		Markets for	Other	Significant
		Identical	Observable	Unobservable		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	December 31,	Assets	Inputs	Inputs
	2011	(Level 1)	(Level 2)	(Level 3)	2011	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash and cash equivalents(1)	$1.8	$1.8	$–	$–	$1.5	$1.5	$–	$–
Equity securities:
U.S. companies	15.4	15.4	–	–	–	–	–	–
International companies	–	–	–	–	57.9	57.9	–	–
Fixed income securities:
Government bonds(2)	17.5	–	17.5	–	–	–	–	–
Corporate bonds	–	–	–	–	59.4	–	59.4	–
Guaranteed insurance contracts	–	–	–	–	38.4	–	38.4	–
Other types of investments:
Unitized funds(3)	–	–	–	–	87.9	87.9	–	–
Real estate funds	–	–	–	–	5.3	–	5.3	–
	$34.7	$17.2	$17.5	$–	$250.4	$147.3	$103.1	$–

(1)	This category includes a prime obligations money market portfolio.
(2)	This category includes U.S. Treasury/Federal agency securities and foreign government securities.
(3)	This category includes investments in approximately 80% fixed income securities, 10% equity and 10% cash and cash equivalents.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report       69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

	U.S. Plans				Non-U.S. Plans
	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted				Quoted
		Prices				Prices
		in Active	Significant			in Active	Significant
		Markets for	Other	Significant		Markets for	Other	Significant
		Identical	Observable	Unobservable		Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	December 31,	Assets	Inputs	Inputs
	2010	(Level 1)	(Level 2)	(Level 3)	2010	(Level 1)	(Level 2)	(Level 3)
Asset Category
Cash and cash equivalents(1)	$2.5	$2.5	$–	$–	$4.2	$4.2	$–	$–
Equity securities:
U.S. companies	15.9	15.9	–	–	2.7	2.2	–	0.5
International companies	–	–	–	–	61.0	61.0	–	–
Fixed income securities:
Government bonds(2)	18.0	–	18.0	–	13.1	–	13.1	–
Corporate bonds	–	–	–	–	49.9	–	49.9	–
Guaranteed insurance contracts	–	–	–	–	8.8	–	8.8	–
Other types of investments:
Unitized funds(3)	–	–	–	–	75.7	75.7	–	–
Equity hedge funds	–	–	–	–	0.9	–	0.9	–
Real estate funds	–	–	–	–	9.8	–	4.8	5.0
	$36.4	$18.4	$18.0	$–	$226.1	$143.1	$77.5	$5.5

(1)	This category includes a prime obligations money market portfolio.
(2)	This category includes U.S. Treasury/Federal agency securities and foreign government securities.
(3)	This category includes investments in approximately 80% fixed income securities and 20% equity.

RETIREE HEALTH CARE PLAN

We provide medical and dental benefits to certain eligible retired employees in the U.S. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan were as follows:

Year Ended December 31	2011	2010
Change in Benefit Obligation
Benefit obligation, beginning of year	$25.5	$24.6
Service cost	0.1	0.1
Interest cost	1.3	1.4
Actuarial loss	3.3	1.1
Benefits paid	(1.9)	(1.9)
Plan participant contributions	0.1	–
Retiree drug subsidy reimbursement	0.1	0.2
Benefit obligation, end of year	$28.5	$25.5
Funded Status at End of Year
Funded status, end of year	$(28.5)	$(25.5)
Amounts Recognized
Current liabilities	$(1.6)	$(1.6)
Noncurrent liabilities	(26.9)	(23.9)
Net amount recognized	$(28.5)	$(25.5)

The amount recognized in Accumulated other comprehensive income, net of tax, consisted of a net loss of $0.7 in 2011 and a net gain of $1.5 in 2010.

70      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

The discount rate used in the measurement of the benefit obligation was 4.8% and 5.1% in 2011 and 2010, respectively. The discount rate used in the measurement of net periodic benefit cost was 5.3%, 5.7% and 6.4% in 2011, 2010 and 2009, respectively. The components of net periodic benefit cost for this plan were as follows:

Year Ended December 31	2011	2010	2009
Net Periodic Benefit Cost
Service cost	$0.1	$0.1	$0.1
Interest cost	1.3	1.4	1.4
Net gain	–	(0.1)	(0.7)
Net periodic benefit cost	1.4	1.4	0.8
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss
Net loss	3.3	1.1	1.8
Amortization of net gain	–	0.1	0.7
Total recognized in other comprehensive loss	3.3	1.2	2.5
Total recognized in net periodic benefit cost and other comprehensive loss	$4.7	$2.6	$3.3

For the retiree health care plan, no amount is estimated to be amortized from Accumulated other comprehensive loss into net periodic benefit cost during 2012.

The health care cost trend rate was assumed to remain flat at 7.5% through 2013, then grading to an ultimate rate of 5.0% in 2020. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.2	$(0.2)
Effect on benefit obligation	3.7	(3.2)

FUTURE CONTRIBUTIONS AND PAYMENTS

During 2012, we plan to contribute $20.0 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2011 were estimated as follows:

		Retiree Health
Year	Pension Plans	Care Plan
2012	$10.2	$1.4
2013	10.6	1.5
2014	11.3	1.5
2015	11.9	1.5
2016	12.6	1.6
2017–2021	76.8	8.2
Total projected benefit payments	$133.4	$15.7

DEFINED CONTRIBUTION PLANS

We have defined contribution plans covering substantially all permanent U.S. employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $24.6, $23.7 and $22.7 for the years ended December 31, 2011, 2010 and 2009, respectively. One of our U.S. deferred compensation plans had an asset and liability of $41.3 and $35.6 as of December 31, 2011 and 2010, respectively.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

09.
Accumulated Other Comprehensive Income

The components of Accumulated other comprehensive income, net of tax, were as follows:

December 31	2011	2010	2009
Foreign currency translation	$54.3	$96.6	$111.0
Unrealized gain on investments	8.2	8.0	6.6
Defined benefit pension plans (Note 8)	(26.5)	(19.1)	(13.2)
Retiree health care plan (Note 8)	(0.7)	1.5	2.5
Accumulated other comprehensive income	$35.3	$87.0	$106.9

10.
Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2011:

Year
2012	$201.3
2013	147.7
2014	110.4
2015	82.7
2016	60.7
Thereafter	141.5
Total minimum lease payments	$744.3

Rental expense for all operating leases was $254.3, $248.8 and $250.8 for the years ended December 31, 2011, 2010 and 2009, respectively.

11.
Interest and Other Expenses

Interest and other expenses consisted of the following:

Year Ended December 31	2011	2010	2009
Interest expense	$42.8	$43.7	$61.7
Interest income	(7.3)	(6.2)	(11.7)
Foreign exchange losses	2.8	3.3	0.8
Miscellaneous expenses, net	6.0	2.4	3.5
Loss from sale of an equity investment	–	–	10.3
Interest and other expenses	$44.3	$43.2	$64.6

Included in interest expense for the year ended December 31, 2009 is $7.5, which was recorded as a result of our repayment of the borrowings outstanding under the previous Agreement and our termination of the interest rate swap agreements. Loss from sale of an equity investment in 2009 resulted as we sold an equity investment in Japan for cash proceeds of $13.3 in September 2009.

72      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

12.
Derivative Financial Instruments

We are exposed to various risks relating to our ongoing business operations. The primary risks, which are managed through the use of derivative instruments, are foreign currency exchange rate risk and interest rate risk. In certain circumstances, we enter into foreign currency forward exchange contracts (“forward contracts”) to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our exposure to market risk for changes in interest rates relates primarily to our Long-term debt obligations. We manage interest rate risk through the use of a combination of fixed and variable rate borrowings. In the past, we have also used interest rate swap agreements, however, we haven’t had any such agreements in 2011 or 2010. In accordance with the current accounting guidance for derivative instruments and hedging activities, we record all of our derivative instruments as either an asset or liability measured at their fair values.

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT

The €300.0 ($388.7) Notes and the €200.0 ($258.9) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a euro functional currency as of December 31, 2011.

For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign subsidiary, the gain or loss associated with foreign currency translation is recorded as a component of Accumulated other comprehensive income, net of taxes. As of December 31, 2011, we had a $43.2 unrealized loss included in Accumulated other comprehensive income, net of taxes, as the net investment hedge was deemed effective.

Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our euro-denominated notes, which is paid annually in June. We recorded a loss of $0.1 associated with our forward contracts in Interest and other expenses for the year ended December 31, 2011, in addition to the losses recorded for the items noted above.

The fair value measurements of these items recorded in our Consolidated Balance Sheets as of December 31, 2011 and 2010 are disclosed in Note 1 to the Consolidated Financial Statements.

13.
Contingencies

LITIGATION

In the normal course of business, the Company is named as defendant in various legal proceedings in which claims are asserted against the Company. We record reserves for loss contingencies based on the circumstances of each claim, when it is probable that a loss has been incurred as of the balance sheet date and can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, we believe the ultimate resolution of these legal proceedings will not have a material adverse effect on our business or financial condition.

In February 2009, the French Competition Council rendered its decision and levied a fine of €42.0 ($55.9) related to the competition investigation that began in November 2004, conducted by France’s Direction Generale de la concurrence, de la Consommation et de la Repression des Fraudes (“DGCCRF”), a body of the French Finance Minister that investigates frauds and competition violations. We had accrued for this fine as of December 31, 2008, paid this fine in April 2009 and appealed the Competition Council’s decision. In January 2010, we received notification that our appeal was denied and in March 2010, we again appealed the Competition Council’s decision to the Cour de Cassation. In March 2011, the Cour de Cassation, France’s highest court of appeal, confirmed the decision.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

GUARANTEES

We have entered into certain guarantee contracts and stand-by letters of credit that total $174.0 ($135.4 for guarantees and $38.6 for stand-by letters of credit) as of December 31, 2011. The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

14.
Segment Data

Effective January 1, 2011, we created a new organizational structure in Europe in order to elevate our service quality throughout Europe, the Middle East and Africa. Other Southern Europe and Northern Europe, previously reported in Other EMEA, are now separate reportable segments. France, Italy and Other Southern Europe are aggregated into our Southern Europe reportable segment. All previously reported results have been restated to conform to the current year presentation. Additionally, we changed the name of our Asia Pacific reportable segment to Asia Pacific Middle East (“APME”); the results of this reportable segment have not been restated as only the name has changed.

We are organized and managed primarily on a geographic basis, with the exception of Right Management, which is operated as a separate global business unit. Each country and business unit primarily has its own distinct operations, is managed locally by its own management team and maintains its own financial reports. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME; and Right Management.

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), Managed Services Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS) and Strategic Workforce Consulting (SWC). The Right Management segment revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

74      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2011	2010	2009
Revenues from Services(a)
Americas:
United States(b)	$3,137.3	$2,783.4	$1,786.0
Other Americas	1,512.1	1,265.5	967.3
	4,649.4	4,048.9	2,753.3
Southern Europe:
France	6,179.1	5,208.6	4,675.5
Italy	1,255.8	1,044.2	950.8
Other Southern Europe	776.9	698.9	590.9
	8,211.8	6,951.7	6,217.2
Northern Europe	6,159.4	5,344.1	4,780.8
APME	2,661.7	2,147.2	1,728.0
Right Management	323.7	374.6	559.4
	$22,006.0	$18,866.5	$16,038.7
Operating Unit Profit (Loss)
Americas:
United States	$94.1	$42.8	$(41.4)
Other Americas	47.8	36.5	20.1
	141.9	79.3	(21.3)
Southern Europe:
France	85.2	47.1	20.8
Italy	74.1	47.5	27.9
Other Southern Europe	10.8	7.2	(6.1)
	170.1	101.8	42.6
Northern Europe	212.6	150.2	40.8
APME	78.8	47.2	26.5
Right Management	(1.4)	3.5	113.4
	602.0	382.0	202.0
Corporate expenses	(123.1)	(101.2)	(77.4)
Goodwill and intangible asset impairment charges	–	(428.8)	(61.0)
Intangible asset amortization expense(c)	(38.9)	(39.3)	(21.9)
Reclassification of French business tax(d)	84.2	65.3	–
Interest and other expenses	(44.3)	(43.2)	(64.6)
Earnings (loss) before income taxes	$479.9	$(165.2)	$(22.9)

(a)	Further breakdown of Revenues from services by geographical region is as follows:

Revenues from Services	2011	2010	2009
United States	$3,254.6	$2,940.1	$2,059.4
France	6,201.9	5,240.7	4,710.3
Italy	1,277.1	1,065.0	967.8
United Kingdom	1,880.4	1,822.2	1,738.0
Total Foreign	18,751.4	15,926.4	13,979.3

(b)	The U.S. revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which are discussed further on the financial highlights page.
(c)	Intangible asset amortization related to acquisitions was excluded from operating costs within the reportable segments and corporate expenses, and shown separately.
(d)
The French business tax, as disclosed in Note 5 to the Consolidated Financial Statements, is reported in Provision for income taxes rather than in Cost of services, in accordance with the current accounting guidance on income taxes. However, we view this tax as operational in nature. Accordingly, the financial information reviewed internally continues to include the French business tax within the Operating unit profit of our France reportable segment. Therefore, we have shown the amount of the French business tax above to reconcile to our Earnings (loss) before income taxes.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2011	2010	2009
Depreciation and Amortization Expense
Americas:
United States	$13.5	$15.4	$12.6
Other Americas	4.0	3.7	3.7
	17.5	19.1	16.3
Southern Europe:
France	12.4	12.6	15.3
Italy	3.3	3.8	4.4
Other Southern Europe	2.7	2.9	3.4
	18.4	19.3	23.1
Northern Europe	17.0	18.3	21.2
APME	5.1	4.6	5.6
Right Management	5.9	7.3	9.1
Corporate	1.6	2.2	–
Amortization of intangible assets(a)	38.9	39.3	21.9
	$104.4	$110.1	$97.2
Earnings from Equity Investments
Americas:
United States	$–	$–	$–
Other Americas	–	–	–
	–	–	–
Southern Europe:
France	(0.4)	(0.6)	(0.9)
Italy	–	–	–
Other Southern Europe	–	–	–
	(0.4)	(0.6)	(0.9)
Northern Europe	4.3	5.2	3.3
APME	–	–	0.6
Right Management	–	–	–
	$3.9	$4.6	$3.0

(a)	Intangible asset amortization related to acquisitions was excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

76      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2011	2010	2009
Total Assets
Americas:
United States	$1,429.9	$1,361.4	$630.7
Other Americas	291.8	257.6	218.9
	1,721.7	1,619.0	849.6
Southern Europe:
France	1,822.7	1,826.0	2,220.1
Italy	301.3	271.3	239.7
Other Southern Europe	170.3	170.6	162.7
	2,294.3	2,267.9	2,622.5
Northern Europe	1,714.3	1,682.2	1,398.0
APME	472.4	395.1	314.4
Right Management	75.7	86.1	228.7
Corporate(a)	621.3	679.4	800.6
	$6,899.7	$6,729.7	$6,213.8
Equity Investments
Americas:
United States	$–	$–	$–
Other Americas	–	–	–
	–	–	–
Southern Europe:
France	0.1	0.4	1.1
Italy	–	–	–
Other Southern Europe	–	–	–
	0.1	0.4	1.1
Northern Europe	75.0	70.5	64.0
APME	0.8	0.7	0.4
Right Management	–	–	–
	$75.9	$71.6	$65.5

(a)	Corporate assets include assets that were not used in the operations of any segment, the most significant of which were purchased intangibles and cash.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2011	2010	2009
Long-Lived Assets(a)
Americas:
United States	$35.5	$39.7	$37.3
Other Americas	10.5	9.7	9.1
	46.0	49.4	46.4
Southern Europe:
France	46.0	43.2	42.1
Italy	7.9	7.7	8.6
Other Southern Europe	8.5	8.9	10.4
	62.4	59.8	61.1
Northern Europe	43.3	45.3	52.2
APME	23.3	17.8	13.9
Right Management	11.4	15.9	21.4
Corporate	2.5	4.0	6.0
	$188.9	$192.2	$201.0
Additions to Long-Lived Assets
Americas:
United States	$10.0	$6.4	$3.5
Other Americas	5.5	3.7	2.2
	15.5	10.1	5.7
Southern Europe:
France	16.4	18.8	5.7
Italy	3.7	3.6	1.6
Other Southern Europe	3.1	2.0	1.8
	23.2	24.4	9.1
Northern Europe	18.4	13.7	10.8
APME	5.5	7.2	2.2
Right Management	2.3	2.9	6.3
Corporate	–	0.2	1.0
	$64.9	$58.5	$35.1

(a)	Further breakdown of Long-lived assets by geographical region was as follows:

Long-Lived Assets	2011	2010	2009
United States	$41.1	$48.2	$50.8
France	48.1	45.8	45.1
Italy	8.1	8.1	9.3
United Kingdom	12.9	15.3	16.7
Total Foreign	147.8	144.0	150.2

78      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

15.
Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2011
Revenues from services	$5,072.4	$5,667.3	$5,782.3	$5,484.0	$22,006.0
Gross profit	857.6	962.2	951.3	935.2	3,706.3
Operating profit(a)	85.6	150.8	158.0	129.8	524.2
Net earnings	35.7	72.7	79.6	63.6	251.6
Net earnings per share — basic	$0.44	$0.89	$0.97	$0.79	$3.08
Net earnings per share — diluted(b)	0.43	0.87	0.97	0.78	3.04
Dividends per share	–	0.40	–	0.40	0.80
Market price:
High	$68.67	$68.14	$58.62	$45.92
Low	58.60	52.37	32.32	32.63
Year Ended December 31, 2010
Revenues from services	$4,099.3	$4,585.6	$4,972.0	$5,209.6	$18,866.5
Gross profit	701.5	797.0	841.2	905.7	3,245.4
Operating profit (loss)(c)	32.6	79.1	108.9	(342.6)	(122.0)
Net earnings (loss)	2.8	32.7	51.3	(350.4)	(263.6)
Net earnings (loss) per share — basic	$0.04	$0.40	$0.63	$(4.29)	$(3.26)
Net earnings (loss) per share — diluted(d)	0.04	0.40	0.62	(4.29)	(3.26)
Dividends per share	–	0.37	–	0.37	0.74
Market price:
High	$59.92	$62.18	$52.20	$65.14
Low	50.63	40.58	42.50	50.39

(a)	Included reorganization charges of $0.2, $1.4, $0.5 and $21.0 recorded in the first, second, third and fourth quarters, respectively.
(b)	Included in the results are reorganization costs of ($0.02) per diluted share in the second quarter and ($0.20) per diluted share in the fourth quarter.
(c)	Included a $428.8 impairment charge recorded in the fourth quarter, and reorganization charges of $1.3, $1.2, $5.6 and $28.0 recorded in the first, second, third and fourth quarters, respectively.
(d)
The fourth quarter includes ($4.70) per share related to the impairment charge, Also included in the results are reorganization costs of ($0.01) per diluted share in the first and second quarters, ($0.05) per diluted share in the third quarter and ($0.23) per diluted share in the fourth quarter.

****

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      79

SELECTED FINANCIAL DATA
in millions, except per share data

As Of And For The Year Ended December 31	2011	2010	2009	2008	2007
Operations Data
Revenues from services	$22,006.0	$18,866.5	$16,038.7	$21,537.1	$20,486.1
Gross profit	3,706.3	3,245.4	2,818.2	4,086.9	3,834.4
Operating profit (loss)	524.2	(122.0)	41.7	493.5	811.2
Net earnings (loss)	251.6	(263.6)	(9.2)	205.5	473.7
Per Share Data
Net earnings (loss) — basic	$3.08	$(3.26)	$(0.12)	$2.61	$5.70
Net earnings (loss) — diluted	3.04	(3.26)	(0.12)	2.58	5.60
Dividends	0.80	0.74	0.74	0.74	0.69
Balance Sheet Data
Total assets	$6,899.7	$6,729.7	$6,213.8	$6,622.2	$7,226.9
Long-term debt	266.0	669.3	715.6	837.3	874.8

Performance Graph

Set forth below is a graph for the periods ending December 31, 2006–2011 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 21% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2006 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

December 31	2011	2010	2009	2008	2007	2006
ManpowerGroup	$48	$84	$73	$45	$76	$100
S&P 400 Midcap Stock Index	109	113	90	67	107	100
S&P Supercomposite Human Resources and Employment Services Index	89	106	93	68	76	100

CERTIFICATIONS

ManpowerGroup has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2011, Jeffrey A. Joerres, ManpowerGroup’s Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by ManpowerGroup of the NYSE’s corporate governance listing standards.

80      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

PRINCIPAL OPERATING UNITS
Argentina, Australia, Austria, Bahrain, Belarus, Belgium, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Czech Republic, Denmark, Dominican Republic, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guadeloupe, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Kazakhstan, Korea, Latvia, Lithuania, Luxembourg, Macau, Malaysia, Martinique, Mexico, Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Reunion, Romania, Russia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay, Venezuela and Vietnam

ManpowerGroup (NYSE: MAN), the world leader in innovative workforce solutions, creates and delivers high-impact solutions that enable our clients to achieve their business goals and enhance their competitiveness. With over 60 years of experience, our $22 billion company creates unique time to value through a comprehensive suite of innovative solutions that help clients win in the Human Age. These solutions cover an entire range of talent-driven needs from recruitment and assessment, training and development, and career management, to outsourcing and workforce consulting. ManpowerGroup maintains the world’s largest and industry-leading network of nearly 3,800 offices in 80 countries and territories, generating a dynamic mix of an unmatched global footprint with valuable insight and local expertise to meet the needs of its 400,000 clients per year, across all industry sectors, small and medium-sized enterprises, local, multinational and global companies. By connecting our deep understanding of human potential to the ambitions of clients, ManpowerGroup helps the organizations and individuals we serve achieve more than they imagined — because their success leads to our success. And by creating these powerful connections, we create power that drives organizations forward, accelerates personal success and builds more sustainable communities. We help power the world of work. The ManpowerGroup suite of solutions is offered through ManpowerGroup Solutions, Manpower®, Experis™ and Right Management®. Learn more about how ManpowerGroup can help you win in the Human Age at www. manpowergroup.com. Enter the Human Age at: www.manpowergroup.com/humanage.

Notes to Consolidated Financial Statements ManpowerGroup 2011 Annual Report      81

CORPORATE INFORMATION
Directors	Management

JEFFREY A. JOERRES	JEFFREY A. JOERRES
Chairman, CEO and President	Chairman, CEO and President
ManpowerGroup
MICHAEL J. VAN HANDEL
MARC J. BOLLAND2	Executive Vice President
Chief Executive	Chief Financial Officer
Marks and Spencer Group
DARRYL GREEN
GINA BOSWELL1,3	Executive Vice President
Executive Vice President—Personal Care, North America	President — Asia Pacific and Middle East
Unilever
FRANÇOISE GRI
CARI DOMINGUEZ2	Executive Vice President
Former Chair of the Equal Employment	President— Southern Europe
Opportunity Commission
HANS LEENTJES
WILLIAM DOWNE2	Executive Vice President
President and CEO	President— Northern Europe
BMO Financial Group
JONAS PRISING
JACK M. GREENBERG2*,3	Executive Vice President
Non-Executive Chairman	President— The Americas
Western Union Company and Innerworkings, Inc.
Retired Chairman and CEO	OWEN SULLIVAN
McDonald’s Corporation	Executive Vice President
President— Speciality Brands
PATRICIA HEMINGWAY HALL1
President and CEO	MARA SWAN
Health Care Service Corporation	Executive Vice President
Global Strategy and Talent
TERRY A. HUENEKE1
Retired Executive Vice President	DAVID ARKLESS
ManpowerGroup	Senior Vice President
President — Corporate and Government Affairs
ROBERTO MENDOZA1
Senior Managing Director	DENIS EDWARDS
Atlas Advisors	Senior Vice President
Chief Information Officer
ULICE PAYNE JR.1,3
President and CEO	KENNETH HUNT
Addison-Clifton, LLC	Senior Vice President
General Counsel and Secretary
ELIZABETH P. SARTAIN2
Founder of Libby Sartain LLC	TAMMY JOHNS
Former CHRO Yahoo! Inc. and Southwest Airlines	Senior Vice President
Innovation and Workforce Solutions
JOHN R. WALTER2,3*
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

EDWARD J. ZORE1*,3
Retired President and CEO
Northwestern Mutual

BOARD COMMITTEES
1 Audit Committee
2 Executive Compensation and Human Resources Committee
3 Nominating and Governance Committee
* Denotes Committee Chair

82      ManpowerGroup 2011 Annual Report Notes to Consolidated Financial Statements

WORLD HEADQUARTERS	SHAREHOLDERS
P.O. Box 2053	As of February 22, 2012, ManpowerGroup common stock was held by approximately 4,300 record holders.
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000	ANNUAL MEETING OF SHAREHOLDERS
www.manpowergroup.com	May 2, 2012 at 10 a.m.
ManpowerGroup World Headquarters
TRANSFER AGENT AND REGISTRAR	100 Manpower Place
BNY Mellon Shareowner Services	Milwaukee, WI 53212
P.O. Box 358015	USA
Pittsburgh, PA 15252-8015
Shareowners Toll Free: (800) 874-1547	INVESTOR RELATIONS WEBSITE
Foreign Shareowners: (201) 680-6578	The most current corporate and investor information can be found on the ManpowerGroup corporate Web site at www.manpowergroup.com. Interested individuals may also choose to receive ManpowerGroup press releases and other information via e-mail by subscribing to our E-mail Alert service at www.manpowergroup.com/investors.
Web Site: www.bnymellon.com/shareowner/isd

STOCK EXCHANGE LISTING	GOVERNANCE
NYSE Symbol: MAN	As of January 31, 2012, ISS Corporate Services, (an MSCI Brand) gave ManpowerGroup the following Governance Risk Indicator (GRId) Scores: Audit, Medium Concern; Board Structure, Low Concern; Compensation, Low Concern; and Shareholder Rights, Medium Concern. ISS Corporate Services is a respected authority on proxy voting and corporate governance.

Governance Metrics International (GMI), an independent corporate governance rating agency, rated ManpowerGroup an 8.0 on a scale of 1 to 10 with 10 being the highest ranking, on December 15, 2011.

ManpowerGroup’s governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on ManpowerGroup’s governance structure and policies can be found at www.manpowergroup.com in the section titled “About ManpowerGroup.”

FORM 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2011 is available without charge after March 16, 2012 and can be obtained online at: www.manpowergroup.com/investors or by writing to:

Kenneth Hunt
ManpowerGroup
100 Manpower Place
Milwaukee, WI 53212
USA

2011 POWER AWARD RECIPIENTS

Congratulations to ManpowerGroup Japan! Following the 11 March earthquake, our colleagues in Japan did all the right things: shifting swiftly, yet judiciously, into disaster recovery mode and executing plans to find every last associate, handle families with care, and manage clients’ needs in the most effective way. ManpowerGroup Japan’s efforts were so efficient, impactful and most of all—human—that they not only set the standard by which our industry would respond to the disaster, but they also exceeded their 2011 financial performance goals. The leadership that our ManpowerGroup Japan colleagues demonstrated in not only what they did in terms of performance, but how they did it exemplifies the ManpowerGroup Experience. We honored the ManpowerGroup Japan leadership team with the 2011 ManpowerGroup Power Award, which Chairman and CEO Jeff Joerres presented to them in person in early January.

SOCIAL RESPONSIBILITY
ManpowerGroup’s business is, in itself, socially responsible because everything we do is geared toward connecting people with jobs, which enables individuals to support themselves and their families. Our free training programs allow all of our permanent, contract and temporary employees to improve their skills and grow in their careers, thereby improving their long-term career potential. Our outplacement services ensure that, when a client has to eliminate jobs, it is done in a manner that enables individuals to receive the support, training and career counseling they require in finding their way back to employment.

We strive to be socially responsible in every aspect of our business. And we often focus our resources with special initiatives in which we can have the most impact, helping to create a bridge to employment for disadvantaged individuals through various workforce development programs around the world. Recognized as the world’s most ethical company in our industry, we are also dedicated to increasing awareness of, and opposition to, labor practices that exploit individuals, particularly those who are vulnerable. Additional details regarding social responsibility efforts at ManpowerGroup can be found in our most recent Social Responsibility Report, which is accessible via our corporate Web site at www.manpowergroup.com/socialresponsibility.