Form 10-K, Exhibit 13
period 2012-12-31
ManpowerGroup Inc.
filed 2013-02-22
CIK 871763

Exhibit 13

At A Glance

2012 Segment Revenues
In Millions ($)

STOCK INFORMATION

SHARES OUTSTANDING	2012 SHARE PRICE HIGH AND LOW
76,647,429	$47.90/$32.41
(as of Dec 31, 2012)

AVG. DAILY VOLUME	STOCK EXCHANGE
800,000+	NYSE (Ticker: MAN)
(shares per day in 2012)

People Placed in Permanent, Temporary and Contract Positions

Systemwide Offices

2012 Segment Operating Unit Profit
In Millions ($)

FISCAL YEAR END DATE	NUMBER OF SHARES ISSUED
December 31	109,543,492
(as of Dec 31, 2012)

MARKET CAPITALIZATION
$3.3 billion
(as of Dec 31, 2012)

Strong Record of Long-Term Revenue Growth
In Billions ($)

Financial Highlights

Revenues from Services(a)
In Millions ($)
2012 presented to us a challenging economic environment. However, we were able to achieve revenues of $20.7 billion, down 1% in constant currency.

Operating Profit
In Millions ($)
Operating Profit decreased to $411.7 million. Excluding non-recurring items, Operating Profit decreased 9.3% in constant currency from 2011, to $467.1 million in 2012.

Operating Profit Margin
In Percent
Operating Profit Margin decreased to 2.0%. Excluding non-recurring items, Operating Profit Margin decreased from 2.5% in 2011, to 2.3% in 2012.

Emerging Market Revenues
In Millions ($)
Emerging market revenues grew 12.1% in 2012. Key expansion markets grew: China (+30%), India (+22%) and Russia (+21%).

Return on Invested Capital (ROIC)
In Percent
Return on Invested Capital is defined as operating profit after tax divided by the average monthly total of net debt and equity for the year. Net debt is defined as total debt less cash and cash equivalents.

Net Earnings
In Millions ($)
Net Earnings decreased to $197.6 million. Excluding non-recurring items, Net Earnings decreased from $270.0 million in 2011 to $236.2 million in 2012.

Total Capitalization
In Millions ($)
Debt as a percentage of total capitalization was 24% in 2012, compared to 22% in 2011 and 23% in 2010.

Net Earnings Per Share–Diluted
($)
Net Earnings Per Share–Diluted decreased to $2.47. Excluding non-recurring items, it decreased 4.3% in constant currency from 2011, to $2.95.

(a)
Revenues from Services includes fees received from our franchise offices of $30.9 million, $22.3 million, $23.6 million, $25.2 million and $23.9 million for 2008, 2009, 2010, 2011 and 2012, respectively. These fees are primarily based on revenues generated by the franchise offices, which were $1,148.1 million, $746.7 million, $968.0 million, $1,075.2 million and $1,051.8 million for 2008, 2009, 2010, 2011 and 2012, respectively. In the United States, where the majority of our franchises operate, Revenues from Services includes fees received from the related franchise operations of $17.7 million, $10.5 million, $13.7 million, $13.6 million and $14.6 million for 2008, 2009, 2010, 2011 and 2012, respectively. These fees are primarily based on revenues generated by the franchise operations, which were $746.2 million, $459.3 million, $622.0 million, $646.1 million and $691.7 million for 2008, 2009, 2010, 2011 and 2012, respectively.

(b)	Amounts exclude the impact of legal costs and global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

(c)	Amounts exclude the impact of global reorganization charges. (See Note 1 to the Consolidated Financial Statements for further information.)

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

TABLE OF CONTENTS

25	Management’s Discussion & Analysis
47	Management Report on Internal Control Over Financial Reporting
48	Report of Independent Registered Public Accounting Firm
50	Consolidated Statements of Operations
50	Consolidated Statements of Comprehensive Income (Loss)
51	Consolidated Balance Sheets
52	Consolidated Statements of Cash Flows
53	Consolidated Statements of Shareholders’ Equity
54	Notes to Consolidated Financial Statements
83	Selected Financial Data
83	Performance Graph
84	Principal Operating Units
85	Corporate Information

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Business Overview

2012 Segment Revenues
in Millions ($)

2012 Segment Operating Unit Profit
in Millions ($)

ManpowerGroup Inc. is a world leader in innovative workforce solutions and services. Our global network of nearly 3,500 offices in 80 countries and territories allows us to meet the needs of our clients in all industry segments, whether they are global, multinational or local companies. We create power that drives organizations forward, accelerates personal success and builds more sustainable communities. We power the world of work.

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

•
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

•
Training and Development — We effectively and efficiently assess and develop skills, keeping our associates ahead of the curve so they can get the job done each time every time. We offer extensive training courses and leadership development solutions for clients to maximize talent and optimize performance.

•
Career Management — We engage consultants that value and understand the human side of business, making meaningful impact on both the people and organizations we serve. The countercyclical nature of the career transition industry helps strengthen our portfolio during economic downturns.

•
Outsourcing — We provide clients with outsourcing services related to human resources functions primarily in the areas of large-scale recruiting and workforce-intensive initiatives that are outcome-based, thereby sharing in the risk and reward with our clients.

•
Workforce Consulting — We are a global leader in innovative workforce solutions. We help clients create and align their workforce strategy to achieve their business strategy, increasing business agility and personal flexibility and accelerating personal and business success.

This comprehensive and diverse business mix helps us to partially mitigate the cyclical effects of the national economies in which we operate. Our family of brands and offerings includes:

•
ManpowerGroup — We are a world leader in innovative workforce solutions. We leverage our global reach and local expertise of tens of thousands of people across 80 countries and territories, making it possible for businesses to access the talent they need when they need it.

•	Manpower — We are a global leader in contingent and permanent recruitment workforce solutions. We provide the personal flexibility and agility businesses need with a continuum of staffing solutions.

•
Experis — We are a global leader in professional resourcing and project-based workforce solutions. With operations in over 50 countries and territories, we deliver 51 million hours of professional talent specializing in IT, Finance and Engineering to accelerate clients’ businesses each year.

•
Right Management — We are a global leader in talent and career management workforce solutions. Through our innovative and proprietary process, we leverage our expertise to successfully increase productivity and optimize business performance. We design and deliver solutions to align talent strategy with business strategy.

•
ManpowerGroup Solutions — We provide clients with human resources outsourcing services primarily in the areas of large-scale recruiting and outcome-based workforce-intensive initiatives, thereby sharing in the risk and reward with our clients. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), TAPFIN - Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS) and Strategic Workforce Consulting (SWC). We are one of the largest providers of MSP and RPO services in the world.

25	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Our leadership position also allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2012, we connected 3.4 million people to opportunities and purpose, who worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, temporary to permanent, skilled laborers, mothers returning to work, elderly persons wanting to supplement pensions and disabled individuals — all turn to the ManpowerGroup companies for employment possibilities. Similarly, governments of the nations in which we operate look to us to help reduce unemployment and train the unemployed with the skills they need to enter the workforce. We provide a bridge to experience and employment, building more sustainable communities. We have a unique ability to connect our deep understanding of human potential to the ambition of business so that organizations and individuals can capitalize on unseen opportunities and achieve more than they imagined.

Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of United States dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients in the employment services industry itself.

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

Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops as we experienced in 2012, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline at the same pace as revenues. In periods of economic contraction, we may have more significant expense deleveraging, as we believe it is prudent not to reduce selling and administrative expenses to levels that could negatively impacting the long-term potential of our branch network and brands.

The nature of our operations is such that our most significant current asset is accounts receivable, with an average days sales outstanding of approximately 55 days based on the markets where we do business. Our most significant current liabilities are payroll related costs, which are paid either weekly or monthly. As the demand for our services increases, we generally see an increase in our working capital needs, as we continue to pay our associates on a weekly or monthly basis, while the related accounts receivable increase as they are outstanding for much longer, which may result in a decline in operating cash flows. Conversely, as the demand for our services declines, we generally see a decrease in our working capital needs, as the existing accounts receivable are collected and not replaced at the same level, resulting in a decline of our accounts receivable balance, with less of an effect on current liabilities due to the shorter cycle time of the payroll related items. This may result in an increase in our operating cash flows, however any such increase would not be sustainable in the event that the economic downturn continued for an extended period.

Our career management services are counter-cyclical to our staffing services, which helps to minimize the impact of an economic downturn on our overall financial results.

Due to our industry’s sensitivity to economic factors, the inherent difficulty in forecasting the direction and strength of the economy and the short-term nature of staffing assignments, it is difficult to forecast future demand for our services with absolute certainty. As a result, we monitor a number of economic indicators, as well as recent business trends, to predict future revenue trends for each of our reportable segments. Based upon these anticipated trends, we determine what level of personnel and office investments are necessary to take full advantage of growth opportunities.

Our business is organized and managed primarily on a geographic basis, with Right Management currently operating as a separate global business unit. Each country and business unit generally has its own distinct operations and management team, providing services under our global brands. We have an executive sponsor for each global brand who is responsible for ensuring the integrity and consistency of delivery locally. We develop and implement global workforce solutions for our clients that deliver the outcomes that help them achieve their business strategy. Each operation reports directly or indirectly

26	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME (Asia Pacific Middle East); and Right Management.

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

Financial Measures — Constant Currency and Organic Constant Currency
Changes in our financial results include the impact of changes in foreign currency exchange rates and acquisitions. We provide “constant currency” and “organic constant currency” calculations in this report to remove the impact of these items. We express year-over-year variances that are calculated in constant currency and organic constant currency as a percentage.

When we use the term “constant currency,” it means that we have translated financial data for a period into United States dollars using the same foreign currency exchange rates that we used to translate financial data for the previous period. We believe that this calculation is a useful measure, indicating the actual growth of our operations. We use constant currency results in our analysis of subsidiary or segment performance. We also use constant currency when analyzing our performance against that of our competitors. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. Changes in foreign currency exchange rates primarily impact reported earnings and not our actual cash flow unless earnings are repatriated.

When we use the term “organic constant currency,” it means that we have further removed the impact of acquisitions in the current period from our constant currency calculation. We believe that this calculation is useful because it allows us to show the actual growth of our pre-existing business.

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 35 and 36.

Results of Operations — Years Ended December 31, 2012, 2011 and 2010
In 2012, we saw revenue slow in several of our markets, which unfavorably impacted our operating leverage and profitability. The decline in revenues in 2012 from 2011 was due to the economic uncertainty primarily in Europe and the United States. We saw slowing in our staffing/interim and our permanent recruitment businesses, as both declined from the prior year. Our ManpowerGroup Solutions business showed solid growth over 2011. At Right Management, we saw a decrease in demand for the talent management services, as clients have delayed their discretionary spending, but an increase in demand for our counter-cyclical outplacement services.

We saw a decrease in our gross profit margin in 2012 compared to 2011 mostly due to the decline in our staffing/interim and permanent recruitment businesses, offset by the growth in our higher-margin ManpowerGroup Solutions business and Right Management’s outplacement services. We saw a deleveraging of our expenses as we did not decrease expenses as quickly as revenues declined during 2012. We incurred $48.8 million of reorganization charges in 2012, $26.6 million of which occurred in the fourth quarter, as we further streamline and simplify our organization.

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries and territories in which we operate. Slowing economic growth or economic contraction typically results in decreasing demand for labor, resulting in less demand for our staffing services. This slowdown typically impacts our operating profit unfavorably as we may experience a deleveraging of our selling and administrative expense base as expenses may not change at the same pace as revenues.

27	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
CONSOLIDATED RESULTS — 2012 COMPARED TO 2011

The following table presents selected consolidated financial data for 2012 as compared to 2011.

(in millions, except per share data)	2012	2011	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$20,678.0	$22,006.0	(6.0)%	(1.4)%	(2.0)%
Cost of services	17,236.0	18,299.7	(5.8)
Gross profit	3,442.0	3,706.3	(7.1)	(3.0)	(3.7)
Gross profit margin	16.6%	16.8%
Selling and administrative expenses	3,030.3	3,182.1	(4.8)	(0.8)	(1.5)
Selling and administrative expenses as a % of revenues	14.7%	14.5%
Operating profit	411.7	524.2	(21.5)	(16.5)	(17.2)
Operating profit margin	2.0%	2.4%
Net interest expense	35.2	35.5	(0.8)
Other expenses	8.1	8.8	(8.2)
Earnings before income taxes	368.4	479.9	(23.2)	(18.2)
Provision for income taxes	170.8	228.3	(25.2)
Effective income tax rate	46.4%	47.6%
Net earnings	$197.6	$251.6	(21.5)	(16.3)
Net earnings per share — diluted	$2.47	$3.04	(18.8)	(14.1)
Weighted average shares — diluted	80.1	82.8	(3.3)%

The year-over-year decrease in revenues from services of 6.0% (–1.4% in constant currency and –2.0% on an organic constant currency basis) was attributed to:

•
decreased demand for services in several of our markets within Southern Europe and Northern Europe, where revenues decreased 11.7% (–4.2% in constant currency and –5.3% on an organic constant currency basis) and 6.3% (–1.3% on a constant currency basis), respectively. Several of our larger markets such as France and Italy experienced revenue declines of 12.2% (–4.6% in constant currency and –6.1% on an organic constant currency basis) and 15.8% (–8.9% on a constant currency basis), respectively, due to the current economic environment in these countries;

•
revenue decline in the United States of 4.0% primarily due to a decrease of our key account client revenues because of softening demand as well as stronger pricing discipline on new business opportunities;

•	decreased demand for talent management services at Right Management, where these revenues decreased 12.8% (–11.2% on a constant currency basis); and

•	a 4.6% decrease due to the impact of currency exchange rates; partially offset by

•
our acquisitions of three entities in APME during April 2011, two acquisitions in Southern Europe at the end of September 2011 and in April 2012, and one acquisition in the Americas during April 2012, which combined to add 0.6% of revenue growth to our consolidated results;

•	Other Americas and APME experienced revenue growth of 9.6% and 1.6%, respectively, on an organic constant currency basis; and

•	increased demand for our outplacement services at Right Management, where these revenues increased 10.1% (12.2% on a constant currency basis).

28	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

The year-over-year 20 basis point (–0.20%) decrease in gross profit margin was primarily attributed to:

•
a 40 basis point (–0.40%) decline from our staffing/interim business primarily related to pricing pressures in some of our European markets and within the Experis business line in the United States; partially offset by

•	a 10 basis point (0.10%) favorable impact from strong growth and improved margins in Right Management’s higher-margin outplacement services; and

•	a 10 basis point (0.10%) increase due to the impact of currency exchange rates.

The 4.8% decline in selling and administrative expenses in 2012 (–0.8% in constant currency and –1.5% in organic constant currency) was attributed to:

•	a decrease in our organic salary-related costs, because of lower headcount and lower variable incentive-based costs;

•	a 4.0% decrease due to the impact of currency exchange rates; partially offset by

•
reorganization costs of $48.8 million, comprised of $9.8 million in the Americas, $3.8 million in Southern Europe, $13.2 million in Northern Europe, $0.7 million in APME, $10.9 million at Right Management and $10.4 million in corporate expenses;

•
legal costs of $10.0 million in the United States, primarily related to a settlement agreement in connection with a lawsuit involving allegations regarding the Company’s vacation pay practices in Illinois; and

•	the additional recurring selling and administrative costs as a result of the acquisitions in Southern Europe, APME and the Americas.

Selling and administrative expenses as a percent of revenues increased 20 basis points (0.20%) in 2012 compared to 2011. The change in selling and administrative expense as a percent of revenues consists of:

•	a 15 basis point (0.15%) increase due to the reorganization costs of $48.8 million in 2012 compared to $23.1 million in 2011; and

•	a 5 basis point (0.05%) increase due to the legal costs of $10.0 million in the United States as noted above.

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $43.3 million in 2012 compared to $44.3 million in 2011. Net interest expense decreased $0.3 million in 2012 to $35.2 million from $35.5 million in 2011 due to lower interest rates. Other expenses decreased $0.7 million in 2012 due primarily to a $1.9 million decrease in translation losses.

We recorded an income tax expense at an effective rate of 46.4% for 2012, as compared to an effective rate of 47.6% for 2011. The 2012 tax rate is lower than the 2011 rate due to the benefits resulting from the changes in our legal entity structure. The 46.4% effective tax rate is higher than the United States Federal statutory rate of 35% due primarily to valuation allowances, other permanent items, discrete items related to reorganization costs described further in Note 1 to the Consolidated Financial Statements, and the French business tax. Excluding the impact of the discrete items and the French business tax, our tax rate for 2012 and 2011 would have been approximately 33% and 36%, respectively. The 2012 tax rate, excluding the discrete items and French business tax, is lower than the 2011 rate due to the benefits resulting from the changes in our legal entity structure. The United States Federal Work Opportunity Tax Credit (“WOTC”) was retroactively reinstated to January 1, 2012 as part of the American Taxpayer Relief Act, which was enacted on January 2, 2013. The $7.0 million tax benefit related to 2012 will be recognized by the Company during the first quarter of 2013, the period during which the law was enacted. The American Taxpayer Relief Act also extended the WOTC through December 31, 2013.

Net earnings per share — diluted was $2.47 in 2012 compared to $3.04 in 2011. Foreign currency exchange rates unfavorably impacted net earnings per share — diluted by approximately $0.14 per share in 2012.

Weighted average shares — diluted decreased 3.3% to 80.1 million in 2012 from 82.8 million in 2011. This decrease was primarily a result of the repurchase of 3.6 million shares in 2012.

29	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
CONSOLIDATED RESULTS — 2011 COMPARED TO 2010

The following table presents selected consolidated financial data for 2011 as compared to 2010.

(in millions, except per share data)	2011	2010	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$22,006.0	$18,866.5	16.6%	11.6%	9.7%
Cost of services	18,299.7	15,621.1	17.1
Gross profit	3,706.3	3,245.4	14.2	9.4	7.4
Gross profit margin	16.8%	17.2%
Selling and administrative expenses, excluding impairment charges	3,182.1	2,938.6
Goodwill and intangible asset impairment charges	—	428.8
Selling and administrative expenses	3,182.1	3,367.4	(5.5)	(9.2)	(10.7)
Selling and administrative expenses as a % of revenues	14.5%	17.8%
Operating profit (loss)	524.2	(122.0)
Operating profit margin	2.4%	(0.6)%
Net interest expense	35.5	37.5	(5.4)
Other expenses	8.8	5.7	55.1
Earnings (loss) before income taxes	479.9	(165.2)
Provision for income taxes	228.3	98.4
Effective income tax rate	47.6%	59.5%
Net earnings (loss)	$251.6	$(263.6)
Net earnings (loss) per share — diluted	$3.04	$(3.26)
Weighted average shares — diluted	82.8	81.0	2.3%

The year-over-year increase in revenues from services was primarily attributed to:

•
increased demand for services in most of our markets, including the Americas, Southern Europe, Northern Europe and APME, where revenues increased 14.5%, 12.3%, 9.3% and 14.2%, respectively, on a constant currency basis;

•
our acquisition of COMSYS in April 2010, which added approximately 1.0% revenue growth to our consolidated results in 2011. In 2011, the United States and the Americas experienced revenue growth of approximately 6.0% and 10.0%, respectively, on an organic constant currency basis;

•
our acquisition of three entities in APME during April 2011 and Proservia in Southern Europe during September 2011, which added 0.9% revenue growth to our consolidated results. In 2011, APME and Southern Europe experienced revenue growth of 7.6% and 11.9%, respectively, on an organic constant currency basis; and

•	a 5.0% increase due to the impact of currency exchange rates; partially offset by

•	decreased demand for services for Right Management, where revenues decreased 16.6%, on a constant currency basis, including a 25.9% decline on a constant currency basis in our outplacement services.

The overall 40 basis point (–0.40%) decrease in gross profit margin was attributed to:

•	a 30 basis point (–0.30%) decline due to the outplacement revenue decline of Right Management, where the gross profit margin was higher than our Company average;

•
a 10 basis point (–0.10%) decline from our staffing/interim business, because of pricing pressures during the latter part of 2011 due to the economic environment and a decrease in French payroll tax subsidies; and

•	a 10 basis point (–0.10%) decline due to our acquisitions in APME; partially offset by

•	a 10 basis point (0.10%) favorable impact due to the growth in our permanent recruitment business.

The 5.5% decrease in selling and administrative expenses in 2011 (9.2% decrease in constant currency) was attributed to:

•
a $428.8 million goodwill and intangible asset impairment charge in the fourth quarter of 2010 related to Right Management and Jefferson Wells as compared to no impairment charge recorded in 2011; partially offset by

•	an increase in our organic salary-related costs due to salary increases, and an increase in headcount in certain markets in response to the increased demand;

30	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

•	the additional recurring selling and administrative costs as a result of the acquisitions of COMSYS in April 2010, and the APME and Proservia acquisitions in 2011; and

•	a 3.7% increase due to the impact of currency exchange rates.

Selling and administrative expenses as a percent of revenues decreased 330 basis points (–3.30%) in 2011 compared to 2010. The change in selling and administrative expenses as a percent of revenues consists of:

•	a 230 basis point (–2.30%) decrease due to the goodwill and intangible asset impairment charge recorded in 2010 as compared to no impairment charge recorded in 2011; and

•
a 100 basis point (–1.00%) decrease due primarily to productivity enhancements and expense leveraging, as an 8.3% (or 4.1% in constant currency) increase in expense, excluding the 2010 goodwill and intangible asset impairment charge, supported the 16.6% increase in revenues (or 11.6% in constant currency).

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $44.3 million in 2011 compared to $43.2 million in 2010. Net interest expense decreased $2.0 million in 2011 to $35.5 million from $37.5 million in 2010 due primarily to the $2.2 million of interest expense we incurred in 2010 related to the write-off of COMSYS’s deferred financing costs. Other expenses increased $3.1 million in 2011 due primarily to an increase in expenses related to the noncontrolling interests in our majority-owned subsidiaries as a result of an increase in their earnings and current year acquisitions. Offsetting this increase was a decrease in translation losses of $0.5 million in 2011. This decrease was primarily related to a $1.2 million translation loss in January 2010 for Venezuela as a result of the Venezuela reporting unit’s currency (Bolivar Fuerte) being devalued and our changing the functional currency of our Venezuela reporting unit to the United States dollar as the result of its economy being deemed hyperinflationary.

We recorded an income tax expense at an effective rate of 47.6% for 2011 compared to an income tax expense at an effective rate of 59.5% for 2010. The change in rate was due to the non-deductibility of the goodwill impairment charges in 2010 related to Right Management and Jefferson Wells as well as a significant change in the amount and mix of non-United States earnings and related cash repatriations and other permanent items. The 2011 rate was favorably impacted by the overall mix of earnings, primarily an increase in non-United States income. The 2011 rate is higher than the United States Federal statutory rate of 35% due primarily to the impact of non-United States income taxes, other permanent items and the French business tax.

Net earnings (loss) per share — diluted was earnings of $3.04 in 2011 compared to a loss of ($3.26) in 2010. This increase was primarily related to the impact from the goodwill and intangible asset impairment charge ($384.3 million, net of tax, or $4.73 per diluted share) in 2010 that did not occur in 2011, an increase in operating earnings (excluding the impairment) and a $0.22 per share favorable impact from changes in currency exchange rates.

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

SEGMENT RESULTS
We evaluate performance based on operating unit profit (“OUP”), which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, interest and other income and expense amounts or income taxes.

Americas — The Americas segment is comprised of 794 Company-owned branch offices and 175 stand-alone franchise offices. In the Americas, revenues from services decreased 1.2% (0.5% increase in constant currency and 0.4% increase in organic constant currency) in 2012 compared to 2011. In the United States, revenues from services declined 4.0% in 2012 compared to 2011. The revenue decline in the United States was attributable to staffing/interim services within the Manpower and Experis business lines as demand from our larger strategic accounts softened in 2012 compared to 2011, and we maintained stronger pricing discipline on new business opportunities. These declines were partially offset by an increase in United States permanent recruitment revenues of 17.3% in 2012 compared to 2011. In Other Americas, revenues from services improved 4.8% (9.9% in constant currency and 9.6% on an organic constant currency basis) in 2012 compared to 2011, led by revenue growth in Canada, Mexico and Argentina of 19.2%, 10.0% and 8.2%, respectively, in constant currency (16.2% growth in Canada on an organic constant currency basis).

31	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
Americas Revenues
In Millions ($)

Americas Operating Unit Profit
In Millions ($)

In 2011, revenues from services in the Americas increased 14.8% (14.5% in constant currency and approximately 10.0% in organic constant currency) compared to 2010. In the United States, revenues from services improved 12.7% (approximately 6.0% in organic growth) in 2011 compared to 2010. The organic growth for the Americas and the United States was primarily due to an increase in volume in our core temporary staffing business as a result of the economic improvement. In Other Americas, revenues from services improved 19.5%, or 18.4% in constant currency, in 2011 compared to 2010, led by revenue growth in Mexico and Argentina. While Mexico saw a consistent increase in demand throughout the year, Argentina’s revenue increase was primarily due to inflation.

Gross profit margin increased slightly in 2012 compared to 2011 as the increase in our permanent recruitment business was partially offset by the negative impact from our interim business due to pricing pressures, an increase in unbillable time and a decrease due to the reduced FICA taxes from the one-time Hire Act credits in the United States in 2011 that did not occur in 2012. In 2011, gross profit margin increased due to the impact on the first quarter from the annualization of the COMSYS acquisition, an improvement in our United States’ staffing/interim margins due to the relatively higher growth in our Experis business and reduced FICA taxes as a result of the Hire Act, and the increase in our permanent recruitment business. The SUTA tax increases in the United States, which were effective in 2011, did not negatively impact margins, as we were able to increase our bill rates to cover the increases.

In 2012, selling and administrative expenses increased 5.7% in constant currency due mostly to $9.8 million of reorganization costs and $10.0 million of legal costs incurred in 2012 as well as an increase in bad debt expense in Other Americas as a result of some uncollectible accounts receivable. The increase was also due to additional headcount in Mexico, Canada and Brazil to meet the increased demand in those countries and high inflation in Argentina. Partially offsetting these increases was a decrease in the United States, excluding the reorganization and legal costs, due primarily to a decrease in variable incentive-based compensation and lower office lease costs. In 2011, selling and administrative expenses increased 11.0% in constant currency due primarily to an increase in our organic salary-related costs, as we added headcount to support the increased demand, as well as increased variable incentive-based costs as a result of the improved profitability.

OUP margin in the Americas was 2.4%, 3.1% and 2.0% for 2012, 2011 and 2010, respectively. The changes in 2012 and 2011 were primarily due to the United States, where OUP margin was 2.0%, 3.0% and 1.5% in 2012, 2011 and 2010, respectively. The margin decrease in 2012 in the United States was due to the reorganization and legal costs noted above, as well as expense deleveraging as we did not decrease expenses as quickly as revenues declined. Other Americas OUP margin was 3.2%, 3.2% and 2.9% in 2012, 2011 and 2010, respectively. The margin increase in the Americas in 2011 resulted from the higher revenue and gross margin levels coupled with the improved leveraging of expenses.

Southern Europe — In 2012, revenues from services in Southern Europe, which includes operations in France and Italy, decreased 11.7% (–4.2% in constant currency and –5.3% on an organic constant currency basis) compared to 2011. In 2012, revenues from services decreased 6.1% in organic constant currency in France (which represents 74.8% of Southern Europe’s revenues) and decreased 8.9% in constant currency in Italy (which represents 14.6% of Southern Europe’s revenues) and 1.1% (6.9% increase in constant currency) in Other Southern Europe compared to 2011. These decreases in France and Italy were due primarily to a softening demand in the staffing/interim business as well as a 21.2% decline in constant currency in our permanent recruitment business, mostly driven by the further winding down of the Pole Emploi contract in France.

In 2011, revenues from services in Southern Europe increased 18.1% (12.3% in constant currency and 11.9% in organic constant currency) compared to 2010.In 2011, revenues from services increased 12.1% in organic constant currency in France, 14.2% in constant currency in Italy and 6.8% in constant currency in Other Southern Europe compared to 2011. These increases resulted from strong growth in the staffing/interim business, and a 17.4% constant currency increase in permanent recruitment revenues.

Southern Europe Revenues
In Millions ($)

Southern Europe Operating Unit Profit
In Millions ($)

32	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

Gross profit margin remained flat in 2012 compared to 2011 as the improvement related to our two acquisitions in France was offset by the decrease in our permanent recruitment business, including the further wind down of the Pole Emploi contract in France, and pricing pressures in Italy that unfavorably impacted staffing/interim gross margins. In 2011, gross profit margin decreased due primarily to the legislative reduction in French payroll tax subsidies that was effective in January 2011.

In 2012, selling and administrative expenses decreased 7.6% (–0.1% in constant currency and –2.4% on an organic constant currency basis) compared to 2011. The decrease in selling and administrative expenses was due to lower organic salary-related costs as headcount was reduced, partially offset by the additional costs from the Proservia and Damilo acquisitions, additional bad debt expense incurred in France and Italy as a result of collection issues with certain clients, and $3.8 million of reorganization costs in 2012 compared to $1.5 million in 2011. In 2011, selling and administrative expenses increased 8.3% (an increase of 3.3% in constant currency) compared to 2010. The increase in selling and administrative expenses was due primarily to an increase in the number of employees, resulting primarily from the acquisition of Proservia, as well as increased variable incentive-based costs due to the improved profitability.

OUP margin in Southern Europe was 1.5%, 2.1% and 1.5% for 2012, 2011 and 2010, respectively. OUP margin decreased in 2012 primarily due to France, where the OUP margin was 1.0%, 1.4%, and 0.9% in 2012, 2011, and 2010, respectively, as the increase in the gross profit margin did not fully compensate for the deleveraging of expenses as we did not decrease selling and administrative expenses to the extent of the revenue decline. Italy’s OUP margin was 4.3%, 5.9% and 4.5% in 2012, 2011 and 2010, respectively. Italy’s margin decrease in 2012 was due to the decrease in gross profit margin and deleveraging of expenses. Other Southern Europe’s OUP margin was 1.3%, 1.4% and 1.0% in 2012, 2011 and 2010, respectively.

Northern Europe — In Northern Europe, which includes operations in the United Kingdom, the Nordics, Germany and the Netherlands (comprising 25.9%, 23.5%, 13.0%, and 9.6%, respectively, of Northern Europe’s revenues), revenues from services decreased 6.3% (–1.3% in constant currency) in 2012 as compared to 2011. The decrease in revenues was primarily attributable to declines in our Experis business line, which saw softening demand in both our interim and permanent recruitment, as well as a decline in our ManpowerGroup Solutions business. This decline was partially offset by growth in our Manpower business line, primarily in the United Kingdom.

Northern Europe Revenues
In Millions ($)

Northern Europe Operating Unit Profit
In Millions ($)

In 2011, revenues from services in Northern Europe increased 15.3% (9.3% in constant currency) as compared to 2010. The growth came from our staffing/ interim business and our permanent recruitment business, which increased revenues 19.1% in constant currency.

Gross profit margin decreased in 2012 due to the decline in our staffing/interim margins as we had an increase of unbillable labor due to lower bench utilization and higher vacation pay in Germany and Sweden, and general pricing pressures in the Netherlands. The decrease is also due to the business mix changes in our revenues, as staffing/interim revenue growth came from our lower-margin United Kingdom market, and our higher-margin permanent recruitment and ManpowerGroup Solutions revenues declined. In 2011, gross profit margin decreased primarily due to a decrease in staffing/interim margins partly due to increased unbillable labor, and changes in our mix of business across the segment.

In 2012, selling and administrative expenses decreased 9.6% (–4.4% in constant currency) compared to 2011. The decrease in selling and administrative expenses was due primarily to lower headcount, which reduced compensation-related expenses such as salaries and variable incentive-based costs, and overall tighter expense controls. In 2011, selling and administrative expenses increased 8.6% (an increase of 2.8% in constant currency) compared to 2010. The increase in selling and administrative expenses was due primarily to salary increases, additional headcount required to meet the higher demand for our services in certain markets and business lines, and $10.0 million of severances and office closure costs as we streamlined our single brand Experis strategy to drive productivity and efficiency.

33	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

OUP margin for Northern Europe was 2.8%, 3.5% and 2.8% in 2012, 2011 and 2010, respectively. The OUP margin decline in 2012 was primarily due to the decline in revenue and gross profit margin. The margin increase in 2011 was the result of gaining operating leverage to support higher revenue levels without a similar increase in expenses.

APME Revenues
In Millions ($)

APME Operating Unit Profit
In Millions ($)

APME — In 2012, revenues from services for APME increased 2.5% (3.1% in constant currency and 1.6% on an organic constant currency basis) compared to 2011. China and India both made acquisitions in 2011, which significantly increased their revenues. Excluding acquisitions, revenue growth in constant currency for 2012 in China and India was 11.4% and 17.5%, respectively. In Japan (which represents 42.9% of APME’s revenues), we saw a slight decrease of 0.2% on a constant currency basis for 2012 due to declining demand for our staffing services within our Manpower business line, offset by a 16.6% increase in the combined Experis and ManpowerGroup Solutions business lines, compared to 2011. In Australia, revenues were down 6.0% in constant currency for 2012 compared to 2011 due to the decreased demand resulting from their economic slowdown.

In 2011, revenues from services increased 24.0% (14.2% in constant currency and 7.6% on an organic constant currency basis) compared to 2010. In 2011, China and India both made acquisitions, which significantly increased their revenues. Excluding acquisitions, revenue growth in constant currency was 81.7% and 18.1% for China and India, respectively. Australia also experienced strong revenue growth in their staffing/interim business, which resulted in growth of 13.2% in constant currency in 2011 compared to 2010. This was offset, in part, by Japan where revenues from services were flat in constant currency in 2011 compared to 2010 as a 33.9% increase in the ManpowerGroup Solutions business offset the decline in their staffing/interim business.

Gross profit margin decreased in 2012 compared to 2011 due to the margin declines in our higher-margin ManpowerGroup Solutions business as well as a slight margin decline in our lower-margin staffing/interim business. In 2011, gross profit margin decreased due to the changes in business mix that were impacted, in part, by growth in several larger clients with lower margin business and by the lower-margin business in one of our China acquisitions.

Selling and administrative expenses decreased 3.6% (–3.5% in constant currency) in 2012 compared to 2011 due to productivity improvements along with tighter expense controls. In 2011, selling and administrative expenses increased compared to 2010 due to the addition of recurring selling and administrative costs of the China and India acquisitions and increased compensation costs arising from headcount increases to support the growth in organic revenues and an increase in variable incentive-based compensation as a result of improved results.

OUP margin for APME was 3.3%, 3.0%, and 2.2% in 2012, 2011 and 2010, respectively. The OUP margin increase in 2012 was due to productivity improvements and tighter expense controls as we were able to decrease our selling and administrative expenses while revenues increased. The improvement in 2011 was due to the increase in revenues and gross profit margin without the corresponding increase in costs.

Right Management Revenues
In Millions ($)

Right Management Operating Unit Profit
In Millions ($)

Right Management — Right Management is a leading global provider of talent and career management workforce solutions operating in over 130 offices in more than 50 countries and territories.

In 2012, revenues from services increased 1.5% (3.4% in constant currency). The increase was due to the growth in our counter-cyclical outplacement services, which were up 10.1% (12.2% in constant currency) in 2012 compared to 2011, partially offset by a 12.8% (11.2% in constant currency) decline in demand for our talent management business, as we are seeing a longer sales cycle as clients defer their discretionary spending.

In 2011, revenues from services decreased 13.6% (–16.6% in constant currency). This decrease was due primarily to the decline in the demand for the counter-cyclical outplacement services, where revenues generally decline as we experience an economic recovery. The 25.9% decline in outplacement services was partially offset by an increase of 6.1% in constant currency in our talent management business.

Gross profit margin increased in 2012 compared to 2011 due to the margin improvement in each business line and the business mix changes in our revenues, as we saw an increase in the higher-margin outplacement services and a decrease

34	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

in the lower-margin talent management business. In 2011, gross profit margin decreased due to the business mix change, as we saw declines in the higher margin outplacement services.

In 2012, selling and administrative expenses decreased 1.7% (0.4% increase in constant currency) compared to 2011 as the cost savings from the reorganization plan to streamline the office infrastructure and management organization favorably impacted expense levels. In 2011, selling and administrative expenses decreased 16.5% in constant currency compared to 2010 as costs were reduced in response to the lower 2011 revenue volumes.

OUP margin for Right Management was 4.1%, –0.4% and 0.9% for 2012, 2011 and 2010, respectively. The OUP margin for 2012 was higher due to the greater mix of outplacement business compared to 2011 as well as the decrease in selling and administrative expenses due to cost savings from the reorganization plan noted above, offset, in part, by the $10.9 million of reorganization costs incurred in 2012 compared to $5.5 million in 2011. OUP margin in 2011 was unfavorably impacted by the significant decrease in our career management business as well as the reorganization costs incurred during the year.

Financial Measures — Constant Currency and Organic
Constant Currency Reconciliation
Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation to the percent variances calculated based on our annual financial results is provided below. (See Constant Currency and Organic Constant Currency on page 27 for further information.)

Amounts represent 2012 Percentages represent 2012 compared to 2011	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$3,010.5	(4.0)%	—%	(4.0)%	—%	(4.0)%
Other Americas	1,585.4	4.8	(5.1)	9.9	0.3	9.6
	4,595.9	(1.2)	(1.7)	0.5	0.1	0.4
Southern Europe:
France	5,425.6	(12.2)	(7.6)	(4.6)	1.5	(6.1)
Italy	1,056.8	(15.8)	(6.9)	(8.9)	—	(8.9)
Other Southern Europe	768.5	(1.1)	(8.0)	6.9	—	6.9
	7,250.9	(11.7)	(7.5)	(4.2)	1.1	(5.3)
Northern Europe	5,773.9	(6.3)	(5.0)	(1.3)	—	(1.3)
APME	2,728.8	2.5	(0.6)	3.1	1.5	1.6
Right Management	328.5	1.5	(1.9)	3.4	—	3.4
ManpowerGroup	$20,678.0	(6.0)%	(4.6)%	(1.4)%	0.6%	(2.0)%
Gross Profit — ManpowerGroup	$3,442.0	(7.1)%	(4.1)%	(3.0)%	0.7%	(3.7)%
Operating Unit Profit
Americas:
United States	$60.8	(35.4)%	—%	(35.4)%	—%	(35.4)%
Other Americas	50.6	5.7	(3.4)	9.1	1.1	8.0
	111.4	(21.6)	(1.2)	(20.4)	0.4	(20.8)
Southern Europe:
France	56.7	(33.4)	(6.8)	(26.6)	2.2	(28.8)
Italy	45.4	(38.7)	(5.3)	(33.4)	—	(33.4)
Other Southern Europe	10.1	(6.8)	(7.8)	1.0	—	1.0
	112.2	(34.0)	(6.2)	(27.8)	1.1	(28.9)
Northern Europe	159.8	(24.8)	(3.8)	(21.0)	—	(21.0)
APME	90.7	15.2	(1.0)	16.2	1.6	14.6
Right Management	13.4	N/A	N/A	N/A	—	N/A
Operating Profit — ManpowerGroup	$411.7	(21.5)%	(5.0)%	(16.5)%	0.7%	(17.2)%

35	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Amounts represent 2011 Percentages represent 2011 compared to 2010	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$3,137.3	12.7%	—%	12.7%	6.5%	6.2%
Other Americas	1,512.1	19.5	1.1	18.4	—	18.4
	4,649.4	14.8	0.3	14.5	4.6	9.9
Southern Europe:
France	6,179.1	18.6	6.0	12.6	0.5	12.1
Italy	1,255.8	20.3	6.1	14.2	—	14.2
Other Southern Europe	776.9	11.2	4.4	6.8	—	6.8
	8,211.8	18.1	5.8	12.3	0.4	11.9
Northern Europe	6,159.4	15.3	6.0	9.3	—	9.3
APME	2,661.7	24.0	9.8	14.2	6.6	7.6
Right Management	323.7	(13.6)	3.0	(16.6)	—	(16.6)
ManpowerGroup	$22,006.0	16.6%	5.0%	11.6%	1.9%	9.7%
Gross Profit — ManpowerGroup	$3,706.3	14.2%	4.8%	9.4%	2.0%	7.4%
Operating Unit Profit
Americas:
United States	$94.1	119.8%	—%	119.8%	21.6%	98.2%
Other Americas	47.8	31.2	0.5	30.7	—	30.7
	141.9	79.0	0.2	78.8	10.0	68.8
Southern Europe:
France	85.2	80.7	11.3	69.4	3.5	65.9
Italy	74.1	55.9	8.7	47.2	—	47.2
Other Southern Europe	10.8	51.5	4.0	47.5	—	47.5
	170.1	67.1	9.6	57.5	1.6	55.9
Northern Europe	212.6	41.5	8.7	32.8	—	32.8
APME	78.8	66.7	11.9	54.8	10.6	44.2
Right Management	(1.4)	(139.4)	(2.7)	(136.7)	—	(136.7)
Operating Profit — ManpowerGroup	$524.2	529.6%	27.1%	502.5%	7.2%	495.3%

Cash Sources and Uses
Cash used to fund our operations is primarily generated through operating activities and provided by our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. As of December 31, 2012, we had $423.7 million of cash held by foreign subsidiaries that was not available to fund domestic operations unless repatriated. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2012, we have identified approximately $341.1 million of non-United States funds that are not permanently invested. As of December 31, 2012 and 2011, we have recorded a deferred tax liability of $15.7 million and $22.0 million, respectively, related to these non-United States earnings that may be remitted.

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

36	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

Cash provided by operating activities was $331.6 million, $69.2 million and $182.1 million for 2012, 2011 and 2010. The increase in cash generated from operating activities in 2012 from 2011 was primarily attributable to decreased working capital needs as a result of the declining revenues and a 1.2 day decrease in our Days Sales Outstanding (“DSO”). Changes in operating assets and liabilities utilized approximately $13.8 million of cash in 2012 as compared to $367.6 million in 2011 and $76.4 million in 2010.

Accounts receivable were flat at $4,179.0 million as of December 31, 2012 compared to $4,181.3 million as of December 31, 2011, primarily due to the change in exchange rates. Utilizing exchange rates as of December 31, 2011, the December 31, 2012 balance would have been approximately $61.6 million lower than reported as demand decreased for our services.

Capital expenditures were $72.0 million, $64.9 million and $58.5 million during 2012, 2011 and 2010, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $3.3 million, $0.4 million and $1.4 million in 2012, 2011 and 2010, respectively.

On April 16, 2012, we acquired Damilo Group (“Damilo”), a French firm specializing in IT design solutions, for total consideration, net of cash acquired, of €21.2 ($28.0) million. Goodwill arising from this transaction was €30.8 ($40.6) million. The related intangible assets were €6.3 ($8.0) million and €5.8 ($7.6) million as of April 16, 2012 and December 31, 2012, respectively. The assumed liabilities and acquired assets, net of goodwill, related intangible assets and cash arising from the transaction were €33.8 ($44.6) million and €17.9 ($23.6) million, respectively.

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA (“Proservia”), a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 ($19.93) per share. The total consideration, net of cash acquired, was €21.6 ($29.4) million. Goodwill arising from this transaction was €20.7 ($27.7) million. The related intangible assets were €11.0 ($14.7) million, €10.8 ($14.0) million and €9.4 ($12.4) million as of September 22, 2011, December 31, 2011 and December 31, 2012, respectively.

In April 2010, we acquired COMSYS IT Partners, Inc. (“COMSYS”), a leading professional staffing firm in the United States, from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0 million, including debt of $47.1 million, which we repaid upon closing. The consideration was approximately 50% ManpowerGroup common stock (3.2 million shares with a fair value of $188.5 million upon closing) and approximately 50% cash (consideration of $191.4 million). In addition, we incurred approximately $10.8 million of transaction costs associated with the acquisition during the year ended December 31, 2010, which have been classified in selling and administrative expenses. Goodwill arising from this transaction was $278.0 million as of December 31, 2012 and 2011. Intangible assets related to this transaction were $67.1 million and $85.4 million as of December 31, 2012 and 2011, respectively.

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding Damilo, Proservia and COMSYS, the total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2012, 2011 and 2010 was $21.0 million, $19.6 million and $32.3 million, respectively. Goodwill resulting from the remaining 2012 acquisitions was $5.6 million as of December 31, 2012. No intangible asset resulted from the remaining 2012 acquisitions.

Net debt borrowings were $41.7 million in 2012 compared to $15.3 million in 2011 and repayments of $14.9 million for 2010. We use excess cash to pay down borrowings under facilities when appropriate.

In December 2012, November 2011 and December 2010, the Board of Directors authorized the repurchase of 8.0 million, 3.0 million and 3.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. In 2012, we repurchased a total of 3.6 million shares, comprised of 0.6 million shares under the 2010 authorization and 3.0 million shares under the 2011 authorization, at a total cost of $138.2 million. In 2011, we repurchased a total of 2.6 million shares, composed of 0.2 million shares under the 2007 authorization and 2.4 million shares under the 2010 authorization, at a total cost of $104.5 million. In 2010, we repurchased 0.9 million shares of common stock at a total cost of $34.8 million under the 2007 authorization. As of December 31, 2012, there were no shares remaining under the 2011, 2010 or 2007 authorization. No purchases were made under the 2012 authorization.

37	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

We have aggregate commitments of $1,963.1 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	Total	2013	2014-2015	2016-2017	Thereafter
Long-term debt including interest	$845.5	$291.1	$41.8	$41.4	$471.2
Short-term borrowings	43.3	43.3	—	—	—
Operating leases	798.2	210.3	279.4	153.9	154.6
Severances and other office closure costs	41.4	30.8	8.2	2.4	—
Other	234.7	74.2	81.3	53.4	25.8
	$1,963.1	$649.7	$410.7	$251.1	$651.6

Our liability for unrecognized tax benefits, including related interest and penalties, of $26.0 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.

We recorded net reorganization costs of $48.8 million, $23.1 million and $36.1 million in 2012, 2011 and 2010, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts. During 2012, we made payments of $36.8 million out of our reorganization reserve. We expect a majority of the remaining $41.4 million reserve will be paid in 2013. (See Note 1 to the Consolidated Financial Statements for further information.)

In the fourth quarter of 2012, we implemented a simplification plan that impacts all of our segments as well as our corporate functions.  The goal of our plan is to simplify our organization by creating the right agility and speed, which allows us to move forward regardless of the economic challenges and focuses around four different areas: organization design, programs, delivery models, and technology structure. We estimate that the $26.6 million of reorganization costs we recorded in the fourth quarter of 2012 in connection with this plan will result in a reduction in selling and administrative expenses of approximately $52.0 million in 2013. We expect further reorganization costs, and estimate that we will achieve additional savings in selling and administrative expenses,  in 2013 as we continue to execute our plan.

We also have entered into guarantee contracts and stand-by letters of credit that total approximately $166.8 million and $174.0 million as of December 31, 2012 and 2011, respectively ($128.9 million and $135.4 million for guarantees, respectively, and $37.9 million and $38.6 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.7 million and $1.5 million in 2012 and 2011, respectively.

Capital Resources
Total Capitalization
In Millions ($)

Total capitalization as of December 31, 2012 was $3,270.9 million, comprised of $770.1 million in debt and $2,500.8 million in equity. Debt as a percentage of total capitalization was 24%, 22% and 23% as of December 31, 2012, 2011 and 2010, respectively.

EURO NOTES
On June 22, 2012, we offered and sold €350.0 million aggregate principal amount of the Company’s 4.50% notes due June 22, 2018 (the “€350.0 million Notes”). The net proceeds from the €350.0 million Notes of €348.7 million were used to repay borrowings under our $800.0 million revolving credit facility that were drawn in May to repay our €300.0 million notes that matured on June 1, 2012 and for general corporate purposes. The €350.0 million Notes were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 million Notes is payable in arrears on June 22 of each year.

We also have €200.0 million aggregate principal amount of 4.75% notes due June 14, 2013 (the “€200.0 million Notes”). The €200.0 million Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 ($1.6) million is being amortized to interest expense over the term of the €200.0 million Notes. Interest on the €200.0 million Notes is payable in arrears on June 14 of each year.

Both the €350.0 million Notes and the €200.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem these notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the notes. These notes also contain certain customary non-financial restrictive covenants and events of default.

38	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

When these notes mature, we plan to repay these amounts with available cash or borrowings under our $800.0 million revolving credit facility, or new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace our notes.

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

REVOLVING CREDIT AGREEMENT
On October 5, 2011, we entered into a $800.0 million Five-Year Credit Agreement (the “Agreement”) with a syndicate of commercial banks. This Agreement replaced our previous $400.0 million revolving credit facility. The Agreement allows for borrowing in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. The Agreement terminates in October 2016. Outstanding letters of credit issued under the Agreement totaled $0.9 million and $1.6 million as of December 31, 2012 and 2011, respectively. Additional borrowings of $799.1 million and $798.4 million were available to us under the Agreement as of December 31, 2012 and 2011, respectively.

Under the Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $800.0 million facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit rating agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 million to $0.4 million annually. We had no borrowings under this Agreement as of December 31, 2012 or 2011.

The Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants, including covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.

As defined in the Agreement, we had a net Debt-to-EBITDA ratio of 0.97 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 2.84 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2012. Based on our current forecast, we expect to be in compliance with our financial covenants for the next 12 months.

OTHER
In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2012, such uncommitted credit lines totaled $379.4 million, of which $334.8 million was unused. Under the Agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $255.4 million could have been made under these lines as of December 31, 2012.

In January 2013, Moody’s Investors Services lowered our credit outlook from positive to stable, while maintaining the Baa3 credit rating. Our credit rating from Standard and Poor’s is BBB- with a stable outlook. The rating agencies use a proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance. Both of the current credit ratings are investment grade.

39	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

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

Bad debt expense, which increases our allowance for doubtful accounts, is recorded as a selling and administrative expense and was $29.2 million, $25.9 million and $28.9 million for 2012, 2011 and 2010, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $23.2 million, $25.0 million and $33.5 million for 2012, 2011 and 2010, respectively.

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

Defined Benefit Pension Plans
We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the United States, the Netherlands and other European countries. Annual expense relating to these plans is recorded as selling and administrative expense and is estimated to be approximately $11.6 million in 2013, compared to $12.6 million, $9.7 million and $9.2 million in 2012, 2011 and 2010, respectively. Included in the 2013 expense estimate is a $2.3 million curtailment gain resulting from an amendment to a defined benefit plan in the Netherlands. Effective January 1, 2013, the defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan.

The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review market data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets. We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.

We used a weighted-average discount rate of 3.7% for the United States plans and 4.2% for non-United States plans in determining the estimated pension expense for 2013. These rates compare to the weighted-average discount rate of 4.6% for the United States plans and 4.7% for non-United States plans in determining the estimated pension expense for 2012, and reflect the current interest rate environment. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate would impact 2013 consolidated pension expense by approximately $0.1 million and $0.8 million for the United States plans and non-United States plans, respectively. We have selected a weighted-average expected return on plan assets of 6.3% for the United States plans and 4.2% for the non-United States plans in determining the estimated pension expense for 2013. The comparable rates used for the calculation of the 2012 pension expense were 6.3% and 4.7% for the United States plans and non-United States plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2013 consolidated pension expense by approximately $0.1 million for the United States plans and $0.7 million for the non-United States plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 8 to the Consolidated Financial Statements for further information.)

40	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

United States Workers’ Compensation
In the United States, we are under a self-insured retention program in most states covering workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2012 and 2011 was $74.8 million and $78.8 million, respectively. Workers’ compensation expense is recorded as a component of cost of services.

There are two main factors that impact workers’ compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers’ compensation expense in the United States by approximately $3.1 million.

Historically, we have not had significant changes in our assumptions used in calculating our reserve balance or significant adjustments to our reserve level. We continue our focus on safety, which includes training of contingent workers and client site reviews. Given our current claims experience and cost per claim, we do not expect a significant change in our workers’ compensation reserve in the near future.

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

In France, we currently maintain a reserve for 2007 through 2012, which has been estimated based on the results of past audits, changes in business volumes and the assessments related to the audit of 2007 through 2011. While some adjustment may be appropriate as we finalize the audits, we do not expect any significant adjustments to the recorded amount in the near term.

The United States Federal Work Opportunity Tax Credit (“WOTC”) was retroactively reinstated to January 1, 2012 as part of the American Taxpayer Relief Act, which was enacted on January 2, 2013. The $7.0 million tax benefit related to 2012 will be recognized by the Company during the first quarter of 2013, the period during which the law was enacted. The American Taxpayer Relief Act also extended the WOTC through December 31, 2013.

DEFERRED REVENUE
We recognize revenues under the current accounting guidance on revenue recognition. The accounting guidance generally provides that revenues for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenues from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement line of business, we recognize revenues over the period in which the services are provided. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria have been met.

41	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets.

Significant factors impacting deferred revenue are the type of programs and projects sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of deferred revenue, while decreasing levels of new billings will generally result in lower amounts of deferred revenue. As of December 31, 2012 and 2011, the current portion of deferred revenue was $55.7 million and $54.3 million, respectively, and the long-term portion of deferred revenue was $17.1 million and $28.6 million, respectively.

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

The accounting guidance related to uncertain tax positions requires an evaluation process for all tax positions taken that involves a review of probability for sustaining a tax position. If the probability for sustaining a tax position is more likely than not, which is a 50% threshold, then the tax position is warranted and the largest amount that would be realized upon ultimate settlement is recognized. An uncertain tax position, one which does not meet the 50% threshold, will not be recognized in the financial statements.

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2012 and 2011, and there was no impairment of our goodwill or our indefinite-lived intangible assets.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2012 included: expected future revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 10.6% to 16.9%, and a terminal value multiple. The expected future revenue growth rates and operating unit profit margins were determined after taking into consideration our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

42	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

The table below provides a sample of our reporting units’ estimated fair values and carrying values, which were determined as part of our annual goodwill impairment test performed in the third quarter ended September 30, 2012. The reporting units included below represent 70% of our consolidated goodwill balance as of September 30, 2012.

(in millions)	United States	Netherlands (Vitae)	France	Right Management
Estimated fair values	$1,233.4	$177.8	$992.2	$175.5
Carrying values	1,045.3	122.4	522.7	128.2

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

Exchange Rates — Our exposure to foreign currency exchange rates relates primarily to our foreign subsidiaries and our euro-denominated borrowings. For our foreign subsidiaries, exchange rates impact the United States dollar value of our reported earnings, our investments in the subsidiaries and the intercompany transactions with the subsidiaries.

Approximately 85% of our revenues and profits are generated outside of the United States, with approximately 44% generated from our European operations that use the euro as their functional currency. As a result, fluctuations in the value of foreign currencies against the United States dollar, particularly the euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the monthly weighted-average exchange rates for the year. Consequently, as the value of the United States dollar changes relative to the currencies of our major markets, our reported results vary.

Throughout 2012 and 2011, the United States dollar was volatile, but generally strengthened, against many of the currencies of our major markets. Revenues from services in constant currency were approximately 5.0% higher than reported in 2012, and 5.0% lower than reported in 2011. If the United States dollar had strengthened an additional 10% during 2012, revenues from services would have decreased by approximately 8.5% from the amounts reported. If the United States dollar had weakened an additional 10% during 2011, revenues from services would have increased by approximately 8.5% from the amounts reported.

Fluctuations in currency exchange rates also impact the United States dollar amount of our shareholders’ equity. The assets and liabilities of our non-United States subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders’ equity as a component of accumulated other comprehensive income. The United States dollar weakened relative to many foreign currencies as of December 31, 2012 compared to December 31, 2011. Consequently, shareholders’ equity increased by $8.0 million as a result of the foreign currency translation as of December 31, 2012. If the United States dollar had weakened an additional 10% as of December 31, 2012, resulting translation adjustments recorded in shareholders’ equity would have increased by approximately $47.0 million from the amounts reported.

As of December 31, 2011, the United States dollar strengthened relative to many foreign currencies compared to December 31, 2010. Consequently, shareholders’ equity decreased by $42.3 million as a result of the foreign currency translation as of December 31, 2011. If the United States dollar had strengthened an additional 10% as of December 31, 2011, resulting translation adjustments recorded in shareholders’ equity would have increased by approximately $145.4 million from the amounts reported.

43	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Although currency fluctuations impact our reported results and shareholders’ equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross-border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, working capital loans made between the United States and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.

As of December 31, 2012, there were £4.0 ($6.4) million of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2013. Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings as is the currency gain or loss on the amounts owed.

As of December 31, 2012, we had outstanding $725.5 million in aggregate principal amount of notes denominated in euros (€550.0 million). These notes have been designated as a hedge of our net investment in subsidiaries with the euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income. Shareholders’ equity decreased by $7.9 million, net of tax, due to changes in accumulated other comprehensive income during the year due to the currency impact on these designated borrowings.

On January 7, 2010, Venezuela’s National Consumer Price Index for December 2009 was released, which noted that the cumulative three-year inflation rates for both of Venezuela’s inflation indices were over 100%. Under the current accounting guidance, since the country’s economy is considered highly inflationary, the functional currency of the foreign entity (Bolivar Fuerte) must be remeasured to the functional currency of the reporting entity (United States dollar) effective January 1, 2010. As such, all currency adjustments related to the assets and liabilities of our Venezuelan subsidiary are now reported as translation gains or losses in our Consolidated Statements of Operations.

Interest Rates — Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable- rate borrowings and interest rate swap agreements. As of December 31, 2012, we had the following fixed- and variable- rate borrowings:

(in millions)	Amount	Weighted- Average Interest Rate(1)
Variable-rate borrowings	$43.3	9.10%
Fixed-rate borrowings	726.8	4.63
Total debt	$770.1	4.88%

(1)	The rates are impacted by currency exchange rate movements.

Sensitivity analysis — The following tables summarize our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the United States dollar spot rate as of December 31, 2012 and 2011. The exchange rate computations assume a 10% appreciation or 10% depreciation of the euro and British pound to the United States dollar.

44	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

The hypothetical impact on 2012 and 2011 earnings and accumulated other comprehensive income of the stated change in rates is as follows:

2012 (in millions)	Movements In Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro notes:
€200.0, 4.86% Notes due June 2013	$26.4	(1)	$(26.4	)(1)
€350.0, 4.51% Notes due June 2018	46.2	(1)	(46.2	)(1)
Forward contracts:
£4.0 to $6.4	0.6		(0.6)

2011 (in millions)	Movements In Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro notes:
€200.0, 4.86% Notes due June 2013	$25.9	(1)	$(25.9	)(1)
€300.0, 4.58% Notes due June 2012	38.9	(1)	(38.9	)(1)
Forward contracts:
£17.3 to $27.0	2.7		(2.7)

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

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the forward contracts, are as follows:

As of December 31, 2012
Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Fixed rate debt:
€200.0, 4.86% Notes due June 2013	$26.8	(1)	$(26.8	)(1)
€350.0, 4.51% Notes due June 2018	51.1	(1)	(51.1	)(1)
Forward contacts:
£4.0 to $6.4	0.6		(0.6)

As of December 31, 2011
Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Fixed rate debt:
€200.0, 4.86% Notes due June 2013	$26.4	(1)	$(26.4	)(1)
€300.0, 4.58% Notes due June 2012	39.1	(1)	(39.1	)(1)
Forward contacts:
£17.3 to $27.0	2.7		(2.7)

(1)	This change in fair value is not recorded in the Consolidated Financial Statements, however disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.

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

45	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

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

In Germany, six labor unions representing approximately two-thirds of the market for temporary workers entered into new Collective Labor Agreements with the temporary help industry. Two of these new agreements became effective in November of 2012 and the others will become effective in January–May of 2013. We expect additional unions representing temporary workers to negotiate similar arrangements. These agreements will require, among other things, higher wages to temporary employees. Our intention is to pass these higher wage rates on to clients, but at this stage we are unable to assess the success of this effort or the impact these higher costs could have on market demand. We expect this could have an unfavorable impact on our gross profit margin percent in Germany, as we may not be able to pass on these additional costs with a mark-up. However, we currently do not expect a significant impact on our consolidated or Northern Europe financial results.

In July 2011, the French Social Security Act FY11 was passed by the French government, which requires French companies to pay a bonus to all employees when dividends paid to shareholders have increased compared to the average dividend paid over the previous two fiscal years. We currently do not expect the legislation to have a material impact on our financial results in the near term.

The Agency Workers Directive (“AWD”) impacts all EU member states and was passed to ensure “equal treatment” for agency (temporary) workers. It also requires all member states to review and address unnecessary prohibitions and restrictions on the use of agency workers. Equal treatment has been in place by law in many countries; therefore, we have not seen any significant changes. The United Kingdom, however, was the least regulated staffing market in Europe and put various regulations into effect in October 2011 as a result of AWD. We have seen a decline in gross profit margin, as cost increases could not always be passed on with a normal mark-up, but no other significant impact on our business from these changes.

The French government announced proposed legislation in 2012 to drive investment in further employment opportunities by giving tax credits to most French and foreign enterprises subject to corporate tax in France. This proposed law, Credit d’Impôt pour la Compétitivité et l’Emploi (“CICE”), would provide income tax credits based on a percentage of wages paid to employees receiving less than two and a half times the French minimum wage. The tax credit would be 4% of eligible wages in 2013 and would increase to 6% of eligible wages in 2014, and would be used to reinvest in employment and any other investment to improve the competitiveness of the Company. Any amounts not creditable against our current income taxes payable would be refunded after three years. The CICE is expected to be passed in the first quarter of 2013 and would become effective as of January 1, 2013. We are currently assessing the impact the CICE may have on our financial results.

RECENTLY ISSUED ACCOUNTING STANDARDS
In May 2011, the FASB issued new accounting guidance on fair value measurement. The new guidance clarifies some existing concepts, eliminates wording differences between United States Generally Accepted Accounting Principles (“GAAP”) and International Financial Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between United States GAAP and IFRS. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between United States GAAP and IFRS. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. We adopted this guidance effective January 1, 2012. There was no impact of this adoption on our Consolidated Financial Statements.

46	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

In June 2011, the FASB issued new accounting guidance on presentation of comprehensive income. The new guidance requires an entity to present the total of comprehensive income, the components of net income, and annually present the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ equity. We adopted this guidance in the first quarter of 2012.

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. We adopted this guidance effective January 1, 2012. We did not adopt the option of performing a qualitative assessment and the application of the guidance to our annual impairment test had no impact on our Consolidated Financial Statements.

In December 2011, the FASB issued new accounting guidance on balance sheet offsetting. The new guidance requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position. It also requires disclosures on instruments and transactions subject to an agreement similar to a master netting agreement. The guidance is effective for us in 2013. We are currently assessing the impact of the adoption of this guidance will have on our Consolidated Financial Statements.

In July 2012, the FASB issued new accounting guidance on testing indefinite-lived intangible assets other than goodwill for impairment. The revised guidance allows entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An entity electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. The guidance is effective for us in 2013. We do not expect the adoption of this guidance to have an impact on our Consolidated Financial Statements.

FORWARD-LOOKING STATEMENTS
Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2012, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

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

Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Deloitte & Touche LLP, the Company’s independent registered public accounting firm, issued an attestation report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012, which is included herein. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2012.

February 22, 2013

47	ManpowerGroup 2012 Annual Report Management’s Discussion & Analysis

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ManpowerGroup Inc.
We have audited the accompanying consolidated balance sheets of ManpowerGroup Inc. and subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income (loss), shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company has changed its method of presenting comprehensive income in 2012 due to the adoption of FASB Accounting Standards Update No. 2011-05, Presentation of Comprehensive Income. The change in presentation has been applied retrospectively to all periods presented.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2013 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 22, 2013

48	ManpowerGroup 2012 Annual Report Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ManpowerGroup Inc.
We have audited the internal control over financial reporting of ManpowerGroup Inc. and subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that(1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2012 of the Company and our report dated February 22, 2013 expressed an unqualified opinion on those financial statements.

Milwaukee, Wisconsin
February 22, 2013

49	ManpowerGroup 2012 Annual Report Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

Year Ended December 31	2012	2011	2010
Revenues from services	$20,678.0	$22,006.0	$18,866.5
Cost of services	17,236.0	18,299.7	15,621.1
Gross profit	3,442.0	3,706.3	3,245.4
Selling and administrative expenses, excluding impairment charges	3,030.3	3,182.1	2,938.6
Goodwill and intangible asset impairment charges	—	—	428.8
Selling and administrative expenses	3,030.3	3,182.1	3,367.4
Operating profit (loss)	411.7	524.2	(122.0)
Interest and other expenses	43.3	44.3	43.2
Earnings (loss) before income taxes	368.4	479.9	(165.2)
Provision for income taxes	170.8	228.3	98.4
Net earnings (loss)	$197.6	$251.6	$(263.6)
Net earnings (loss) per share — basic	$2.49	$3.08	$(3.26)
Net earnings (loss) per share — diluted	$2.47	$3.04	$(3.26)
Weighted average shares — basic	79.5	81.6	81.0
Weighted average shares — diluted	80.1	82.8	81.0

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
in millions

Year Ended December 31	2012	2011	2010
Net earnings (loss)	$197.6	$251.6	$(263.6)
Other comprehensive loss:
Foreign currency translation adjustments	0.2	(56.4)	(46.3)
Translation adjustments on net investment hedge, less income taxes of $(4.8), $7.9 and $18.0, respectively	(7.9)	12.9	29.3
Translation adjustments of long-term intercompany loans	15.7	1.2	2.6
Unrealized gain on investments, less income taxes of $1.1, $0.0 and $0.4, respectively	3.6	0.2	1.4
Defined benefit pension plans and retiree health care plan, less income taxes of $(4.3), $(4.8) and $(3.3), respectively	(12.5)	(9.6)	(6.9)
Total other comprehensive loss	$(0.9)	$(51.7)	$(19.9)
Comprehensive income (loss)	$196.7	$199.9	$(283.5)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

50	ManpowerGroup 2012 Annual Report Consolidated Statements of Operations

CONSOLIDATED BALANCE SHEETS
in millions, except share and per share data

December 31	2012	2011
ASSETS
Current Assets
Cash and cash equivalents	$648.1	$580.5
Accounts receivable, less allowance for doubtful accounts of $118.0 and $108.6, respectively	4,179.0	4,181.3
Prepaid expenses and other assets	172.9	176.3
Future income tax benefits	60.6	52.4
Total current assets	5,060.6	4,990.5
Other Assets
Goodwill	1,041.3	984.7
Intangible assets, less accumulated amortization of $213.2 and $176.1, respectively	330.6	354.9
Other assets	395.3	395.1
Total other assets	1,767.2	1,734.7
Property and Equipment
Land, buildings, leasehold improvements and equipment	704.1	685.6
Less: accumulated depreciation and amortization	519.3	511.1
Net property and equipment	184.8	174.5
Total assets	$7,012.6	$6,899.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,466.5	$1,370.6
Employee compensation payable	210.7	221.9
Accrued liabilities	533.8	520.8
Accrued payroll taxes and insurance	685.7	712.4
Value added taxes payable	472.5	502.3
Short-term borrowings and current maturities of long-term debt	308.0	434.2
Total current liabilities	3,677.2	3,762.2
Other Liabilities
Long-term debt	462.1	266.0
Other long-term liabilities	372.5	388.1
Total other liabilities	834.6	654.1
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 109,543,492 and 109,076,337 shares, respectively	1.1	1.1
Capital in excess of par value	2,873.2	2,839.9
Retained earnings	1,101.5	971.7
Accumulated other comprehensive income	34.4	35.3
Treasury stock at cost, 32,896,063 and 29,172,342 shares, respectively	(1,509.4)	(1,364.6)
Total shareholders’ equity	2,500.8	2,483.4
Total liabilities and shareholders’ equity	$7,012.6	$6,899.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

51	ManpowerGroup 2012 Annual Report Consolidated Balance Sheets

CONSOLIDATED STATEMENTS OF CASH FLOWS
in millions

Year Ended December 31	2012	2011	2010
Cash Flows from Operating Activities
Net earnings (loss)	$197.6	$251.6	$(263.6)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	100.5	104.4	110.1
Non-cash goodwill and intangible asset impairment charges	—	—	428.8
Deferred income taxes	(11.6)	24.8	(68.5)
Provision for doubtful accounts	29.2	25.9	28.9
Share-based compensation	30.0	31.4	24.1
Excess tax benefit on exercise of share-based awards	(0.3)	(1.3)	(1.3)
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	48.3	(417.1)	(708.1)
Other assets	(9.2)	(48.2)	9.9
Other liabilities	(52.9)	97.7	621.8
Cash provided by operating activities	331.6	69.2	182.1
Cash Flows from Investing Activities
Capital expenditures	(72.0)	(64.9)	(58.5)
Acquisitions of businesses, net of cash acquired	(49.0)	(49.0)	(270.0)
Proceeds from the sale of property and equipment	3.7	4.4	4.9
Cash used in investing activities	(117.3)	(109.5)	(323.6)
Cash Flows from Financing Activities
Net change in short-term borrowings	(6.7)	15.6	(15.6)
Proceeds from long-term debt	751.6	0.8	1.8
Repayments of long-term debt	(703.2)	(1.1)	(1.1)
Proceeds from share-based awards	6.0	29.5	27.1
Other share-based transactions, net	(6.3)	1.3	1.3
Repurchases of common stock	(138.2)	(104.5)	(34.8)
Dividends paid	(67.8)	(65.1)	(60.8)
Cash used in financing activities	(164.6)	(123.5)	(82.1)
Effect of exchange rate changes on cash	17.9	(28.3)	(18.4)
Net increase (decrease) in cash and cash equivalents	67.6	(192.1)	(242.0)
Cash and cash equivalents, beginning of year	580.5	772.6	1,014.6
Cash and cash equivalents, end of year	$648.1	$580.5	$772.6
Supplemental Cash Flow Information
Interest paid	$39.9	$43.2	$45.0
Income taxes paid	$123.0	$170.7	$78.4
Non-cash financing activity:
Common stock issued for acquisition	$—	$—	$188.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

52	ManpowerGroup 2012 Annual Report Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
in millions, except share and per share data

			Capital in Excess of Par Value		Accumulated Other Comprehensive Income (Loss)
	Common Stock			Retained Earnings		Treasury Stock
	Shares issued	Par Value					Total
Balance, January 1, 2010	104,397,965	$1.0	$2,544.2	$1,109.6	$106.9	$(1,225.2)	$2,536.5
Net loss				(263.6)			(263.6)
Other comprehensive loss					(19.9)		(19.9)
Issuance under equity plans, including tax benefits	699,244		26.2			2.2	28.4
Issuance for business acquisition	3,197,396	0.1	188.4				188.5
Share-based compensation expense			24.1				24.1
Dividends ($0.74 per share)				(60.8)			(60.8)
Repurchases of common stock						(34.8)	(34.8)
Other			(1.2)				(1.2)
Balance, December 31, 2010	108,294,605	1.1	2,781.7	785.2	87.0	(1,257.8)	2,397.2
Net earnings				251.6			251.6
Other comprehensive loss					(51.7)		(51.7)
Issuances under equity plans, including tax benefits	781,732		33.1			(2.3)	30.8
Share-based compensation expense			31.4				31.4
Dividends ($0.80 per share)				(65.1)			(65.1)
Repurchases of common stock						(104.5)	(104.5)
Other			(6.3)				(6.3)
Balance, December 31, 2011	109,076,337	1.1	2,839.9	971.7	35.3	(1,364.6)	2,483.4
Net earnings				197.6			197.6
Other comprehensive loss					(0.9)		(0.9)
Issuances under equity plans, including tax benefits	467,155		3.3			(6.6)	(3.3)
Share-based compensation expense			30.0				30.0
Dividends ($0.86 per share)				(67.8)			(67.8)
Repurchases of common stock						(138.2)	(138.2)
Balance, December 31, 2012	109,543,492	$1.1	$2,873.2	$1,101.5	$34.4	$(1,509.4)	$2,500.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

53	ManpowerGroup 2012 Annual Report Consolidated Statements of Shareholders’ Equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

01.
Summary of Significant Accounting Policies

NATURE OF OPERATIONS
ManpowerGroup Inc. is a world leader in the workforce solutions and services industry. Our worldwide network of 3,500 offices in 80 countries and territories enables us to meet the needs of our clients in all industry segments. Our largest operations, based on revenues, are located in the United States, France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

BASIS OF CONSOLIDATION
The consolidated financial statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the consolidated financial statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $85.3 and $75.9 as of December 31, 2012 and 2011, respectively, and are included in other assets in the Consolidated Balance Sheets. Included in shareholders’ equity as of December 31, 2012 and 2011 are $67.2 and $64.7, respectively, of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in revenues from services, were $23.9, $25.2 and $23.6 for the years ended December 31, 2012, 2011 and 2010, respectively.

In our outplacement business, we recognize revenues from individual programs over the estimated period in which services are rendered to candidates. For large projects within the outplacement business, we recognize revenues ratably over the period in which the services are provided. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria have been met.

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2012 and 2011, the current portion of deferred revenue was $55.7 and $54.3, respectively, and the long-term portion of deferred revenue was $17.1 and $28.6, respectively.

54	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

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

Bad debt expense is recorded as selling and administrative expenses in our Consolidated Statements of Operations and was $29.2, $25.9 and $28.9 in 2012, 2011 and 2010, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $23.2, $25.0 and $33.5 for 2012, 2011 and 2010, respectively.

ADVERTISING COSTS
We expense production costs of advertising as they are incurred. Advertising expenses were $27.2, $34.0 and $29.2 in 2012, 2011 and 2010, respectively.

REORGANIZATION COSTS
We recorded net reorganization costs of $48.8, $23.1 and $36.1 in 2012, 2011 and 2010, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts. During 2012, we made payments of $36.8 out of our reorganization reserve. We expect a majority of the remaining $41.4 reserve will be paid or utilized in 2013. Changes in the reorganization liability balances for each reportable segment and Corporate are as follows:

	Americas(1)	Southern Europe(2)	Northern Europe	APME	Right Management	Corporate	Total
Balance, January 1, 2011	$7.4	$5.6	$5.0	$0.7	$14.4	$1.1	$34.2
Severance costs, net	2.1	1.1	5.5	0.5	3.1	—	12.3
Office closure costs, net	0.3	0.4	7.7	—	2.4	—	10.8
Costs paid or utilized	(5.8)	(2.9)	(6.4)	—	(11.7)	(1.1)	(27.9)
Balance, December 31, 2011	4.0	4.2	11.8	1.2	8.2	—	29.4
Severance costs, net	5.8	2.1	8.3	0.7	3.1	9.2	29.2
Office closure costs, net	4.0	1.7	4.9	—	7.8	1.2	19.6
Costs paid or utilized	(9.3)	(3.3)	(9.4)	(1.9)	(12.5)	(0.4)	(36.8)
Balance, December 31, 2012	$4.5	$4.7	$15.6	$—	$6.6	$10.0	$41.4

(1)
Balance related to United States was $7.4 as of January 1, 2011. In 2011, United States incurred $1.3 for severance costs and $0.3 for office closure costs and paid/utilized $5.7, leaving a $3.3 liability as of December 31, 2011. In 2012, United States incurred $3.4 for severance costs and $4.0 for office closure costs and paid/utilized $6.9, leaving a $3.8 liability as of December 31, 2012.

(2)
Balance related to France was $5.6 as of January 1, 2011. In 2011, France incurred $0.4 for office closure costs and paid/utilized $2.5, leaving a $3.5 liability as of December 31, 2011. In 2012, France incurred $1.7 for office closure costs and paid/utilized $1.4, leaving a $3.8 liability as of December 31, 2012. Italy had no reorganization liability as of January 1, 2011. In 2011, Italy recorded severance costs of $0.9 and paid out $0.5, leaving a $0.4 liability as of December 31, 2011. In 2012, Italy incurred $0.7 for severance costs and paid $0.2, leaving a $0.9 liability as of December 31, 2012.

55	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

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

FAIR VALUE MEASUREMENTS
The assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Available-for-sale securities	$—	$—	$—	$—	$0.4	$0.4	$—	$—
Foreign currency forward contracts	0.1	—	0.1	—	—	—	—	—
Deferred compensation plan assets	58.7	58.7	—	—	45.2	45.2	—	—
	$58.8	$58.7	$0.1	$—	$45.6	$45.6	$—	$—
Liabilities
Foreign currency forward contracts	$—	$—	$—	$—	$0.3	$—	$0.3	$—
	$—	$—	$—	$—	$0.3	$—	$0.3	$—

We determine the fair value of our available-for-sale securities and deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the foreign currency forward contracts are measured at the value from either directly or indirectly observable third parties.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of long-term debt approximates fair value, except for the euro-denominated notes. The fair value of the euro-denominated notes, as determined by the quoted market prices, was $778.8 and $654.9 as of December 31, 2012 and 2011, respectively, compared to a carrying value of $725.5 and $647.6, respectively.

We also measured certain non-financial assets on a non-recurring basis, including goodwill and tradenames. In 2010, goodwill and tradenames with a carrying amount of $1,438.2 were written down to their fair value of $1,009.4, resulting in an impairment charge of $428.8 and summarized as follows:

	Fair Value Measurements Using
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Losses
Goodwill	$954.1	$—	$—	$954.1	$(311.6)
Tradenames	55.3	—	—	55.3	(117.2)
					$(428.8)

56	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

GOODWILL AND OTHER INTANGIBLE ASSETS
We have goodwill, finite-lived intangible assets and indefinite-lived intangible assets as follows:

	2012			2011
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill(1)	$1,041.3	$—	$1,041.3	$984.7	$—	$984.7

Intangible assets:
Finite-lived:
Technology	$19.6	$19.6	$—	$19.6	$19.6	$—
Franchise agreements	18.0	16.1	1.9	18.0	14.3	3.7
Customer relationships	339.0	165.1	173.9	328.0	130.1	197.9
Other	15.2	12.4	2.8	13.5	12.1	1.4
	391.8	213.2	178.6	379.1	176.1	203.0

Indefinite-lived:
Tradenames(2)	54.0	—	54.0	54.0	—	54.0
Reacquired franchise rights	98.0	—	98.0	97.9	—	97.9
	152.0	—	152.0	151.9	—	151.9
Total intangible assets	$543.8	$213.2	$330.6	$531.0	$176.1	$354.9

(1)	Balances were net of accumulated impairment loss of $513.4 as of both December 31, 2012 and 2011.
(2)	Balances were net of accumulated impairment loss of $139.5 as of both December 31, 2012 and 2011.

Amortization expense related to intangibles was $36.7, $38.9 and $39.3 in 2012, 2011 and 2010, respectively. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2012 is as follows: 2013 — $32.9, 2014 — $27.9, 2015 — $24.8, 2016 — $20.8 and 2017 — $18.9. The weighted-average useful lives of the technology, franchise agreements, customer relationships and other are 5, 10, 14 and 3 years, respectively. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the United States completed prior to 2009.

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2012 and 2011, and there was no impairment of our goodwill or indefinite-lived intangible as a result of our annual test.

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

57	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Significant assumptions used in our goodwill impairment tests during 2012, 2011 and 2010 included: expected revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 10.6% to 16.9% for 2012, and a terminal value multiple. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

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

MARKETABLE SECURITIES
We account for our marketable security investments under the accounting guidance on certain investments in debt and equity securities, and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in accumulated other comprehensive income, which is a separate component of shareholders’ equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations. In 2012, we sold available-for-sale investments with a market value of $0.4 and an adjusted cost basis of $0.1 and realized a gain of $0.3. No realized gains or losses were recorded in 2011 and 2010. We had no available-for-sale investments as of December 31, 2012. Our available-for-sale investments had a market value of $0.4 and adjusted cost basis of $0.1, and no unrealized losses as of December 31, 2011.

We hold a 49% interest in our Swiss franchise, which maintained an investment portfolio with a market value of $192.5 and $175.8 as of December 31, 2012 and 2011, respectively. This portfolio is comprised of a wide variety of European and United States debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our Consolidated Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, realized gains totaled $0.1, $0.1 and $0.5, respectively, and realized losses totaled $0.2, $0.3 and $0.2, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in accumulated other comprehensive income, with the offsetting amount increasing or decreasing our investment in the franchise.

CAPITALIZED SOFTWARE FOR INTERNAL USE
We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 5 years. The net capitalized software balance of $10.6 and $14.4 as of December 31, 2012 and 2011, respectively, is included in other assets in the Consolidated Balance Sheets. Amortization expense related to the capitalized software costs was $7.3, $7.8 and $11.6 for 2012, 2011 and 2010, respectively.

58	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

PROPERTY AND EQUIPMENT
A summary of property and equipment as of December 31 is as follows:

	2012	2011
Land	$6.8	$7.3
Buildings	21.0	21.5
Furniture, fixtures, and autos	198.4	194.9
Computer equipment	169.2	164.4
Leasehold improvements	308.7	297.5
Property and equipment	$704.1	$685.6

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings — up to 40 years; furniture, fixtures, autos and computer equipment — 2 to 16 years; leasehold improvements — lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

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

FOREIGN CURRENCY TRANSLATION
The financial statements of our non-United States subsidiaries have been translated in accordance with the accounting guidance on foreign currency translation. Under the accounting guidance, asset and liability accounts are translated at the current exchange rate and income statement items are translated at the weighted-average exchange rate for the year. The resulting translation adjustments are recorded as a component of accumulated other comprehensive income, which is included in Shareholders’ equity.

Certain foreign-currency-denominated borrowings are accounted for as a hedge of our net investment in our subsidiaries with the related functional currencies. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income.

SHAREHOLDERS’ EQUITY
In December 2012, November 2011 and December 2010, the Board of Directors authorized the repurchase of 8.0 million, 3.0 million and 3.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. In 2012, we repurchased a total of 3.6 million shares, comprised of 0.6 million shares under the 2010 authorization and 3.0 million shares under the 2011 authorization, at a total cost of $138.2. In 2011, we repurchased a total of 2.6 million shares, composed of 0.2 million shares under the 2007 authorization and 2.4 million shares under the 2010 authorization, at a total cost of $104.5. In 2010, we repurchased 0.9 million shares of common stock at a total cost of $34.8 under the 2007 authorization. As of December 31, 2012, there were no shares remaining under the 2011, 2010 or 2007 authorization. No purchases were made under the 2012 authorization.

During 2012, 2011 and 2010, the Board of Directors declared total cash dividends of $0.86, $0.80, and $0.74 per share, respectively, resulting in total dividend payments of $67.8, $65.1 and $60.8, respectively.

CASH AND CASH EQUIVALENTS
We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

59	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

RECENTLY ISSUED ACCOUNTING STANDARDS
In May 2011, the FASB issued new accounting guidance on fair value measurement. The new guidance clarifies some existing concepts, eliminates wording differences between United States Generally Accepted Accounting Principles (“GAAP”) and International Financing Reporting Standards (“IFRS”), and in some limited cases, changes some principles to achieve convergence between United States GAAP and IFRS. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between United States GAAP and IFRS. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. We adopted this guidance effective January 1, 2012. There was no impact of this adoption on our Consolidated Financial Statements.

In June 2011, the FASB issued new accounting guidance on presentation of comprehensive income. The new guidance requires an entity to present the total of comprehensive income, the components of net income, and annually present the components of other comprehensive income either in a single continuous statement of comprehensive income, or in two separate but consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of shareholders’ equity. We adopted this guidance in the first quarter of 2012.

In September 2011, the FASB issued new accounting guidance on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. We adopted this guidance effective January 1, 2012. We did not adopt the option of performing a qualitative assessment and the application of the guidance to our annual impairment test had no impact on our Consolidated Financial Statements.

In December 2011, the FASB issued new accounting guidance on balance sheet offsetting. The new guidance requires an entity to disclose both gross information and net information about instruments and transactions eligible for offset in the statement of financial position. It also requires disclosures on instruments and transactions subject to an agreement similar to a master netting agreement. The guidance is effective for us in 2013. We are currently assessing the impact of the adoption of this guidance will have on our Consolidated Financial Statements.

In July 2012, the FASB issued new accounting guidance on testing indefinite-lived intangible assets other than goodwill for impairment. The revised guidance allows entities the option to first assess qualitative factors to determine whether it is necessary to perform the quantitative impairment test. An entity electing to perform a qualitative assessment is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is “more likely than not” that the asset is impaired. The guidance is effective for us in 2013. We do not expect the adoption of this guidance to have an impact on our Consolidated Financial Statements.

SUBSEQUENT EVENTS
We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

02.
Acquisitions
On April 16, 2012, we acquired Damilo Group (“Damilo”), a French firm specializing in IT design solutions, for total consideration, net of cash acquired, of €21.2 ($28.0). Goodwill arising from this transaction was €30.8 ($40.6). The related intangible assets were €6.3 ($8.0) and €5.8 ($7.6) as of April 16, 2012 and December 31, 2012, respectively. The assumed liabilities and acquired assets, net of goodwill, related intangible assets and cash arising from the transaction were €33.8 ($44.6) and €17.9 ($23.6), respectively.

On September 22, 2011, we acquired approximately 70% of the shares and voting rights of Proservia SA (“Proservia”),a provider of information technology and systems engineering solutions in France. We acquired the remaining shares and voting rights by the end of November 2011. The purchase price was €14.89 ($19.93) per share. The total consideration, net of cash acquired, was €21.6 ($29.4). Goodwill arising from this transaction was €20.7 ($27.7). The related intangible assets were €11.0 ($14.7), €10.8 ($14.0) and €9.4 ($12.4) as of September 22, 2011, December 31, 2011 and December 31, 2012, respectively.

In April 2010, we acquired COMSYS IT Partners, Inc. (“COMSYS”), a leading professional staffing firm in the United States, from its existing shareholders. The value of the consideration for each outstanding share of COMSYS common stock was approximately $17.65, for a total enterprise value of $427.0, including debt of $47.1, which we repaid upon closing. The

60	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

consideration was approximately 50% ManpowerGroup common stock (3.2 million shares with a fair value of $188.5 upon closing) and approximately 50% cash (consideration of $191.4). In addition, we incurred approximately $10.8 of transaction costs associated with the acquisition during the year ended December 31, 2010, which have been classified in Selling and administrative expenses. Goodwill arising from this transaction was $278.0 as of December 31, 2012 and 2011. Intangible assets related to this transaction were $67.1 and $85.4 as of December 31, 2012 and 2011, respectively.

We allocated the consideration transferred to the net assets acquired using various methodologies to assess the fair value of the assets and liabilities acquired. For our intangible assets associated with customer relationships, we utilized the multi-period excess-earnings method, a form of the income approach. Some of the significant assumptions used in this valuation included: expected revenue growth rates, operating unit profit margins, capital charges representing 1.3% of revenues, and a 13% discount rate.

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

Of the $427.0 of net acquired assets, $127.1 was assigned to customer relationships and will be amortized over 14 years, using an accelerating method. The remaining fair value of $281.6, which was not directly attributable to any specific assets or liabilities, was assigned to goodwill as part of the United States reporting unit. Of the goodwill assigned, $19.4 is deductible for tax purposes as of December 31, 2012.

The following unaudited pro forma information reflects the results of ManpowerGroup’s operations for the year ended December 31, 2010 as if the COMSYS acquisition had been completed at the beginning of the period. Pro forma adjustments have been made to illustrate the incremental impact on earnings of amortization expense related to the acquired intangible assets, lost interest income that would have been earned on the cash proceeds used to acquire COMSYS and the tax impact of these respective items.

2010
Revenues from services
Pro forma	$19,036.1
As reported	$18,866.5

Net (loss) earnings
Pro forma	$(269.9)
As reported	$(263.6)

Net (loss) earnings per share — diluted
Pro forma	$(3.30)
As reported	$(3.26)

61	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
The unaudited pro forma information is provided for illustrative purposes only and does not represent what our Consolidated Statements of Operations would have been if the transaction had actually occurred as of January 1, 2010 and does not represent our expected future Consolidated Statements of Operations.

From time to time, we acquire and invest in companies throughout the world, including franchises. Excluding Damilo, Proservia and COMSYS, the total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2012, 2011 and 2010 was $21.0, $19.6 and $32.3, respectively. Goodwill resulting from the remaining 2012 acquisitions was $5.6 as of December 31, 2012. No intangible asset resulted from the remaining 2012 acquisitions.

03.
Share-Based Compensation Plans
We account for share-based payments according to the accounting guidance on share-based payments. During 2012, 2011 and 2010, we recognized approximately $30.0, $31.4 and $24.1, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock and performance share units, all of which is recorded in selling and administrative expenses. The total income tax benefit recognized related to share-based compensation during 2012, 2011 and 2010 was $2.4, $3.0 and $3.7, respectively. Consideration received from share-based awards for 2012, 2011 and 2010 was $6.0, $31.8 and $24.9, respectively. The excess income tax (deficit)/benefit recognized related to share-based compensation awards, which is recorded in capital in excess of par value, for 2012, 2011 and 2010 was approximately $(2.1), $3.1 and $3.7, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

STOCK OPTIONS
Until May 3, 2011, all share-based compensation was granted under the 2003 Equity Incentive Plan of Manpower Inc. (“2003 Plan”). Following this date, all share-based compensation has been granted under the 2011 Equity Incentive Plan of Manpower Inc. (“2011 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a ratable vesting period of up to four years and expire ten years from date of grant. No stock appreciation rights had been granted or were outstanding as of December 31, 2012 or 2011.

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2010	5,858	$46
Granted	897	53
Exercised	(682)	37		$14
Expired or cancelled	(133)	50
Outstanding, December 31, 2010	5,940	$48	6.2
Vested or expected to vest, December 31, 2010	5,877	$48	6.1
Exercisable, December 31, 2010	3,446	$49	4.7
Outstanding, January 1, 2011	5,940	$48
Granted	199	67
Exercised	(721)	39		$13
Expired or cancelled	(153)	49
Outstanding, December 31, 2011	5,265	$50	5.7	$7
Vested or expected to vest, December 31, 2011	5,235	$50	5.6
Exercisable, December 31, 2011	3,626	$51	4.8	$4
Outstanding, January 1, 2012	5,265	$50
Granted	302	45
Exercised	(116)	34		$1
Expired or cancelled	(107)	51
Outstanding, December 31, 2012	5,344	$50	5.0	$14
Vested or expected to vest, December 31, 2012	5,326	$50	4.9
Exercisable, December 31, 2012	4,210	$51	4.3	$11

62	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

Options outstanding and exercisable as of December 31, 2012 are as follows:

		Options Outstanding		Options Exercisable
Exercise Price	Shares (000)	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Shares (000)	Weighted- Average Exercise Price
$27–$34	1,211	5.4	$31	918	$31
$35–$44	1,073	3.9	44	775	44
$45–$55	1,522	5.2	53	1,127	53
$56–$93	1,538	5.0	66	1,390	66
	5,344	5.0	$50	4,210	$51

We have recognized expense of $9.4, $12.1 and $14.3 related to stock options for the years ended December 31, 2012, 2011 and 2010, respectively. The total fair value of options vested during the same periods was $11.4, $14.3 and $12.7, respectively. As of December 31, 2012, total unrecognized compensation cost was approximately $10.5, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.5 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2012	2011	2010
Average risk-free interest rate	1.1%	2.6%	2.6%
Expected dividend yield	1.8%	1.1%	1.4%
Expected volatility	44.0%	41.0%	41.0%
Expected term (years)	5.9	5.9	5.4

The average risk-free interest rate is based on the five-year United States Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value per option granted during the year was $15.88, $25.21 and $19.26 in 2012, 2011 and 2010, respectively.

DEFERRED STOCK
Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and subsequently under the 2011 Plan and the deferred stock is settled in shares of common stock according to these terms and conditions. As of December 31, 2012, 2011 and 2010, there were 28,400, 23,566 and 18,403, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director’s termination of service or three years after the date of grant (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2003 Plan and the 2011 Plan. As of December 31, 2012, 2011 and 2010, there were 14,685, 8,732 and 4,448, respectively, shares of deferred stock and 20,559, 9,978 and 13,341, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.8, $0.8 and $0.3 related to deferred stock in 2012, 2011 and 2010, respectively.

63	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

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

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Unvested, January 1, 2010	369	$43	1.6
Granted	21	56
Vested	(86)	41
Forfeited	(9)	31
Unvested, December 31, 2010	295	$45	0.9
Granted	264	$67
Vested	(143)	46
Forfeited	(7)	52
Unvested, December 31, 2011	409	$59	1.8
Granted	309	$44
Vested	(124)	40
Forfeited	(5)	67
Unvested, December 31, 2012	589	$55	1.7	$25

During 2012, 2011 and 2010, we recognized $10.0, $7.0 and $4.4, respectively, of expense related to restricted stock awards. As of December 31, 2012, there was approximately $14.0 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 1.9 years.

PERFORMANCE SHARE UNITS
Our 2003 Plan and our 2011 Plan allow us to grant performance share units. We grant performance share units with a performance period ranging from one to three years. Vesting of units occurs at the end of the performance period or after a subsequent holding period, except in the case of termination of employment where the units are forfeited immediately. Upon retirement, a prorated number of units vest depending on the period worked from the grant date to retirement date. In the case of death or disability, the units immediately vest at the Target Award level if the death or disability date is during the performance period, or at the level determined by the performance criteria met during the performance period if the death or disability occurs during the subsequent holding period. The units are settled in shares of our common stock. A payout multiple is applied to the units awarded based on the performance criteria determined by the Executive Compensation and Human Resources Committee of the Board of Directors at the time of grant.

In the event the performance criteria exceed the target performance level, an additional number of shares, up to the Outstanding Award level, may be granted. In the event the performance criteria falls below the target performance level, a reduced number of shares, as low as the Threshold Award level, may be granted. If the performance criteria falls below the threshold performance level, no shares will be granted.

64	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

A summary of the performance share units detail by grant year is as follows:

	2010	2011	February 2012	July 2012
Grant Date	February 18, 2010	February 16, 2011	February 15, 2012	July 1, 2012
Performance Period (Years)	2010–2011	2011	2012	2012–2014
Vesting Date(s)	100% on	50% on	50% on	50% on
	December 31, 2011	December 31, 2012 and 2013	December 31, 2013 and 2014	December 31, 2015 and 2016
Payout Levels (in units):
Threshold Award	53,621	63,655	88,907	68,056
Target Award	107,242	127,310	177,814	136,112
Outstanding Award	214,484	254,620	355,628	272,224
Units Forfeited in 2012 (at Target Award level)	2,500	5,668	19,137	18,824
Shares Issued in 2012	196,125	106,394	—	—
Shares Subject to Holding Period as of December 31, 2012	—	94,756	170,701	—
% of the Target Performance Level based on the Average Operating Profit Margin over the Performance Period	183%	158%	96%	N/A

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance and holding periods and is recorded in selling and administrative expenses. We have recognized total compensation expense of $9.6, $11.3 and $5.3 in 2012, 2011 and 2010, respectively, related to the performance share units.

OTHER STOCK PLANS
Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at their fair market value on a monthly basis. The current plan is non-compensatory according to the accounting guidance on share-based payments.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized $0.2 of expense for shares purchased under the plan in 2012 and 2011, and a benefit of $0.2 in 2010 due to forfeitures.

04.
Net Earnings (Loss) Per Share
The calculation of net earnings (loss) per share — basic was as follows:

Year Ended December 31	2012	2011	2010
Net earnings (loss) available to common shareholders	$197.6	$251.6	$(263.6)
Weighted-average common shares outstanding (in millions)	79.5	81.6	81.0
Total	$2.49	$3.08	$(3.26)
The calculation of net earnings (loss) per share — diluted was as follows:

Year Ended December 31	2012	2011	2010
Net earnings (loss) available to common shareholders	$197.6	$251.6	$(263.6)
Weighted-average common shares outstanding (in millions)	79.5	81.6	81.0
Effect of dilutive securities — stock options (in millions)	0.3	0.7	—
Effect of other share-based awards (in millions)	0.3	0.5	—
	80.1	82.8	81.0
Total	$2.47	$3.04	$(3.26)

65	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

There were 4.3 million and 3.1 million share-based awards excluded from the calculation of net earnings per share — diluted for the year ended December 31, 2012 and 2011, respectively, as the exercise prices for these awards were greater than the average market price of the common shares during the period. Due to the net loss for the year ended December 31, 2010, the assumed exercise of share-based awards had an antidilutive effect and therefore was not included in the calculation of net loss per share — diluted. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2012	2011	2010
Shares (in thousands)	4,257	3,074	6,583
Exercise price ranges	$40–$93	$52–$93	$11–$93
Weighted-average remaining life	4.8 years	6.3 years	5.8 years

05.
Income Taxes
The provision for income taxes was as follows:

Year Ended December 31	2012	2011	2010
Current
United States
Federal	$17.5	$24.2	$37.4
State	9.6	2.8	3.2
Non-United States	155.3	176.5	126.3
Total current	182.4	203.5	166.9
Deferred
United States
Federal	(20.4)	(2.3)	(81.1)
State	0.5	3.3	(2.9)
Non-United States	8.3	23.8	15.5
Total deferred	(11.6)	24.8	(68.5)
Total provision	$170.8	$228.3	$98.4

A reconciliation between taxes computed at the United States Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2012	2011	2010
Income tax based on statutory rate	$128.9	$168.0	$(57.8)
Increase (decrease) resulting from:
State income taxes, net of Federal benefit	6.7	5.2	(0.6)
Non-United States tax rate difference	40.8	40.6	38.7
Repatriation of non-United States earnings	(16.9)	11.1	(4.8)
Change in valuation reserve	4.7	(3.3)	11.7
Non-deductible goodwill impairment charge	—	—	109.1
Other, net	6.6	6.7	2.1
Tax provision	$170.8	$228.3	$98.4

66	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes, were as follows:

Year Ended December 31	2012	2011
Current Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	$11.8	$10.7
Employee compensation payable	20.3	26.8
Pension and postretirement benefits	(3.0)	(5.6)
Other	32.5	22.0
Valuation allowance	(4.9)	(2.9)
	56.7	51.0
Noncurrent Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	19.9	22.5
Pension and postretirement benefits	58.7	55.0
Intangible assets	(118.1)	(126.4)
Net operating losses	149.0	144.9
Other	82.7	103.5
Valuation allowance	(126.2)	(116.3)
	66.0	83.2
Total future tax benefits	$122.7	$134.2
Current tax asset	$60.6	$52.4
Current tax liability	(3.9)	(1.4)
Noncurrent tax asset	84.4	102.7
Noncurrent tax liability	(18.4)	(19.5)
Total future tax benefits	$122.7	$134.2

The current tax liability is recorded in accrued liabilities, the noncurrent tax asset is recorded in other assets and the noncurrent tax liability is recorded in other long-term liabilities in the Consolidated Balance Sheets.

We have United States Federal and non-United States net operating loss carryforwards and United States state net operating loss carryforwards totaling $483.4 and $310.9, respectively, as of December 31, 2012. The net operating loss carryforwards expire as follows:

	United States Federal and Non-United States	United States — State
2013	$1.9	$2.0
2014	7.0	7.6
2015	7.1	4.1
2016	10.5	2.9
2017	5.6	6.2
Thereafter	134.7	288.1
No expirations	316.6	—
Total net operating loss carryforwards	$483.4	$310.9

We have recorded a deferred tax asset of $149.0 as of December 31, 2012, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $118.1 has been recorded as of December 31, 2012, as management believes that realization of certain net operating loss carryforwards is unlikely.

Pretax income of non-United States operations was $234.6, $395.5 and $191.1 in 2012, 2011 and 2010, respectively. We have not provided United States income taxes and non-United States withholding taxes on $594.8 of unremitted earnings of non-United States subsidiaries that are considered to be reinvested indefinitely. Deferred taxes are provided on $341.1 of unremitted earnings of non-United States subsidiaries that may be remitted to the United States. As of December 31, 2012 and 2011, we have recorded a deferred tax liability of $15.7 and $22.0, respectively, related to these non-United States earnings that may be remitted.

67	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
As of December 31, 2012, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $28.5. We have related tax benefits of $2.5, and the net amount of $26.0 would favorably affect the effective tax rate if recognized. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.

As of December 31, 2011, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $27.0. We had related tax benefits of $3.6 for a net amount of $23.4.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $0.1 and $0.6 during 2012 and 2011, respectively. In 2010, we had a net benefit of $1.3 due to a $1.8 benefit from statute expirations.

The following table summarizes the activity related to our unrecognized tax benefits during 2012, 2011 and 2010:

	2012	2011	2010
Gross unrecognized tax benefits, beginning of year	$25.0	$25.0	$41.7
Increases in prior year tax positions	5.8	0.9	3.0
Decreases in prior year tax positions	(0.8)	(1.5)	(2.0)
Increases for current year tax positions	3.1	2.5	—
Expiration of statute of limitations and audit settlements	(6.7)	(1.9)	(17.7)
Gross unrecognized tax benefits, end of year	$26.4	$25.0	$25.0
Potential interest and penalties	2.1	2.0	1.4
Balance, end of year	$28.5	$27.0	$26.4

We conduct business globally in 80 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2009 through 2011 for our major operations in Germany, Italy, France, Japan, United States and United Kingdom. During 2012, we closed the United States tax examination for our 2008 and 2009 tax years and as of December 31, 2012, we are subject to tax audits in France, Germany, Denmark, Austria, Italy, Spain and Norway. We believe that the resolution of these audits will not have a material impact on earnings.

06.
Goodwill
Changes in the carrying value of goodwill by reportable segment and Corporate were as follows:

	Americas	(1)	Southern Europe	(2)	Northern Europe	APME	Right Management	Corporate	(3),(4)	Total	(4)
Balance, January 1, 2011	$465.5		$33.1		$265.1	$64.9	$60.6	$64.9		$954.1
Goodwill acquired	—		26.8		—	13.0	—	—		39.8
Currency impact and other	(3.7)		(0.4)		(4.4)	(0.4)	(0.3)	—		(9.2)
Balance, December 31, 2011	461.8		59.5		260.7	77.5	60.3	64.9		984.7
Goodwill acquired	4.8		41.4		—	—	—	—		46.2
Currency impact and other	0.5		2.4		10.0	(4.3)	1.8	—		10.4
Balance, December 31, 2012	$467.1		$103.3		$270.7	$73.2	$62.1	$64.9		$1,041.3

(1)	Balances related to United States were $451.7, $448.3 and $448.5 as of January 1, 2011, December 31, 2011 and December 31, 2012, respectively.

(2)
Balances related to France were $15.8, $42.1 and $83.8 as of January 1, 2011, December 31, 2011 and December 31, 2012, respectively. Balances related to Italy were $4.6, $5.4 and $5.5 as of January 1, 2011, December 31, 2011 and December 31, 2012, respectively.

(3)
The majority of the Corporate balance as of December 31, 2012 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the breakout of goodwill balances by reporting unit.

(4)	Balances were net of accumulated impairment loss of $513.4 as of January 1, 2011, December 31, 2011 and December 31, 2012.

68	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

Goodwill balances by reporting unit were as follows:

December 31	December 31, 2012	January 1, 2012
United States	$504.0	$503.8
France	83.8	42.1
Netherlands (Vitae)	80.7	79.3
Right Management	62.1	60.3
Other reporting units(1)	310.7	299.2
Total goodwill	$1,041.3	$984.7

(1)	Elan reporting unit, which carried $123.8 of goodwill as of December 31, 2011, was integrated into other reporting units within our Northern Europe reportable segment as of January 1, 2012.

07.
Debt
Information concerning short-term borrowings is as follows:

December 31	2012	2011
Short-term borrowings	$43.3	$42.4
Weighted-average interest rates	9.1%	11.9%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2012, such uncommitted credit lines totaled $379.4, of which $334.8 was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional subsidiary borrowings of $255.4 could be made under these facilities as of December 31, 2012.

A summary of long-term debt is as follows:

December 31	2012	2011
Euro-denominated notes:
€350 due June 2018	$461.7	$—
€200 due June 2013	263.8	258.9
€300 due June 2012	—	388.7
Other	1.3	10.2
	726.8	657.8
Less — current maturities	264.7	391.8
Long-term debt	$462.1	$266.0

EURO NOTES
On June 22, 2012, we offered and sold €350.0 aggregate principal amount of the Company’s 4.50% notes due June 22, 2018 (the “€350.0 Notes”). The net proceeds from the €350.0 Notes of €348.7 were used to repay borrowings under our $800.0 revolving credit facility that were drawn in May to repay our €300.0 notes that matured on June 1, 2012 and for general corporate purposes. The €350.0 Notes were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 Notes is payable in arrears on June 22 of each year.

We also have €200.0 aggregate principal amount of 4.75% notes due June 14, 2013 (the “€200.0 Notes”). The €200.0 Notes were issued at a price of 99.349% to yield an effective interest rate of 4.862%. The discount of €1.3 ($1.6) is being amortized to interest expense over the term of the €200.0 Notes. Interest on the €200.0 Notes is payable in arrears on June 14 of each year.

Both the €350.0 Notes and €200.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem these notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the notes. These notes also contain certain customary non-financial restrictive covenants and events of default.

69	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
The €350.0 Notes, €200.0 Notes and other euro-denominated borrowings have been designated as a hedge of our net investment in subsidiaries with a euro functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income.

REVOLVING CREDIT AGREEMENT
On October 5, 2011, we entered into a $800.0 Five-Year Credit Agreement (the “Agreement”) with a syndicate of commercial banks. This Agreement replaced our previous $400.0 revolving credit facility. The Agreement allows for borrowing in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. The Agreement terminates in October 2016. Outstanding letters of credit issued under the Agreement totaled $0.9 and $1.6 as of December 31, 2012 and 2011, respectively. Additional borrowings of $799.1 and $798.4 were available to us under the Agreement as of December 31, 2012 and 2011, respectively.

Under the Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $800.0 facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 to $0.4 annually. We had no borrowings under this Agreement as of both December 31, 2012 and 2011.

The Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants, including covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.

As defined in the Agreement, we had a net Debt-to-EBITDA ratio of 0.97 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 2.84 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2012.

DEBT MATURITIES
The maturities of long-term debt payable within each of the four years subsequent to December 31, 2013 are as follows: 2014 — $0.4, 2015 through 2017 — none.

08.
Retirement and Deferred Compensation Plans

DEFINED BENEFIT PLANS
We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2012	2011	2012	2011
Change in Benefit Obligation
Benefit obligation, beginning of year	$57.5	$56.2	$264.7	$244.8
Service cost	—	—	10.4	9.9
Interest cost	2.6	2.8	12.5	12.7
Curtailments	—	—	—	(1.9)
Transfers	—	—	(0.1)	(0.5)
Actuarial loss	6.0	3.1	20.4	9.4
Plan participant contributions	—	—	2.2	2.4
Benefits paid	(4.2)	(4.6)	(5.6)	(6.6)
Currency exchange rate changes	—	—	10.7	(5.5)
Benefit obligation, end of year	$61.9	$57.5	$315.2	$264.7

70	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

	United States Plans		Non-United States Plans
Year Ended December 31	2012	2011	2012	2011
Change in Plan Assets
Fair value of plan assets, beginning of year	$34.7	$36.4	$250.4	$226.1
Actual return on plan assets	2.8	(0.4)	21.2	17.4
Curtailments	—	—	—	(1.1)
Transfers	—	—	—	(1.1)
Plan participant contributions	—	—	2.2	2.4
Company contributions	2.7	3.3	17.7	18.3
Benefits paid	(4.2)	(4.6)	(5.6)	(6.6)
Currency exchange rate changes	—	—	10.5	(5.0)
Fair value of plan assets, end of year	$36.0	$34.7	$296.4	$250.4
Funded Status at End of Year
Funded status, end of year	$(25.9)	$(22.8)	$(18.8)	$(14.3)
Amounts Recognized
Noncurrent assets	$11.6	$12.2	$31.4	$29.0
Current liabilities	(2.9)	(2.8)	(0.3)	(0.2)
Noncurrent liabilities	(34.6)	(32.2)	(49.9)	(43.1)
Net amount recognized	$(25.9)	$(22.8)	$(18.8)	$(14.3)

Amounts recognized in accumulated other comprehensive income, net of tax, consist of:

	United States Plans		Non-United States Plans
December 31	2012	2011	2012	2011
Net loss	$15.8	$12.8	$14.8	$7.0
Prior service cost	0.1	0.2	6.3	6.5
Total	$15.9	$13.0	$21.1	$13.5

The accumulated benefit obligation for our plans that have plan assets was $272.8 and $233.2 as of December 31, 2012 and 2011, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2012	2011
Accumulated benefit obligation	$9.2	$6.3
Plan assets	8.5	6.2

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2012	2011
Projected benefit obligation	$16.7	$41.7
Plan assets	12.4	35.8

In 2012, one of our plans saw an improvement in its funded status and its projected benefit obligation no longer exceeded its plan assets as of December 31, 2012. As a result, this plan was included in the amounts disclosed above for 2011 but not for 2012.

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $70.0 and $61.3 as of December 31, 2012 and 2011, respectively.

71	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

The components of the net periodic benefit cost and other amounts recognized in other comprehensive loss for all plans were as follows:

Year Ended December 31	2012	2011	2010
Service cost	$10.4	$9.9	$8.6
Interest cost	15.1	15.5	14.5
Expected return on assets	(14.7)	(15.2)	(13.4)
Curtailment and settlement	—	(1.0)	—
Net loss (gain)	1.1	(0.2)	(1.2)
Prior service cost	0.7	0.7	0.7
Net periodic benefit cost	12.6	9.7	9.2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss
Net loss	15.4	11.6	8.5
Amortization of net (loss) gain	(1.1)	0.2	1.2
Amortization of prior service cost	(0.7)	(0.7)	(0.7)
Total recognized in other comprehensive loss	13.6	11.1	9.0
Total recognized in net periodic benefit cost and other comprehensive loss	$26.2	$20.8	$18.2

Effective January 1, 2013, we amended a defined benefit plan in the Netherlands. The defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan. The curtailment gain arising from this plan amendment is expected to be $2.3 and will be recorded in 2013.

Effective July 1, 2011, we completed a voluntary transition of our Norwegian employees from defined pension plans to defined contribution plans, resulting in a curtailment and settlement gain of $1.0.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2013 are $3.4 and $0.5, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation were as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2012	2011	2012	2011
Discount rate	3.7%	4.6%	4.2%	4.7%
Rate of compensation increase	3.0%	3.0%	3.6%	4.0%

The weighted-average assumptions used in the measurement of the net periodic benefit cost were as follows:

	United States Plans			Non-United States Plans
Year Ended December 31	2012	2011	2010	2012	2011	2010
Discount rate	4.6%	5.1%	5.7%	4.7%	5.1%	5.5%
Expected long-term return on plan assets	6.3%	7.0%	7.3%	4.7%	5.3%	5.5%
Rate of compensation increase	3.0%	4.0%	4.0%	4.0%	4.3%	4.5%

We determine our assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year.

Our overall expected long-term rate of return on United States plan assets is 6.3%, while our overall expected long-term rate of return on our non-United States plans varies by country and ranges from 3.5% to 5.0%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for five of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.

Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience and the future expectations for each respective country.

72	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

Our plans’ investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2012 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The fair value of our pension plan assets are primarily determined by using market quotes and other relevant information that is generated by market transactions involving identical or comparable assets. The fair value of our pension plan assets by asset category was as follows:

	United States Plans					Non-United States Plans
	Fair Value Measurements Using					Fair Value Measurements Using
	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2012	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash and cash equivalents(1)	$1.8	$1.8	$—	$—	$2.6	$2.6	$—	$—
Equity securities:
United States companies	16.1	16.1	—	—	—	—	—	—
International companies	—	—	—	—	72.8	72.8	—	—
Fixed income securities:
Government bonds(2)	18.1	—	18.1	—	—	—	—	—
Guaranteed insurance contracts	—	—	—	—	112.9	—	112.9	—
Other types of investments:
Unitized funds(3)	—	—	—	—	101.3	101.3	—	—
Real estate funds	—	—	—	—	6.8	—	6.8	—
	$36.0	$17.9	$18.1	$—	$296.4	$176.7	$119.7	$—
(1)     This category includes a prime obligations money market portfolio.
(2)     This category includes United States Treasury/Federal agency securities and foreign government securities.
(3)     This category includes investments in approximately 80% fixed income securities and 20% equity.

	United States Plans					Non-United States Plans
	Fair Value Measurements Using					Fair Value Measurements Using
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash and cash equivalents(1)	$1.8	$1.8	$—	$—	$1.5	$1.5	$—	$—
Equity securities:
United States companies	15.4	15.4	—	—	—	—	—	—
International companies	—	—	—	—	57.9	57.9	—	—
Fixed income securities:
Government bonds(2)	17.5	—	17.5	—	—	—	—	—
Corporate bonds	—	—	—	—	59.4	—	59.4	—
Guaranteed insurance contracts	—	—	—	—	38.4	—	38.4	—
Other types of investments:
Unitized funds(3)	—	—	—	—	87.9	87.9	—	—
Real estate funds	—	—	—	—	5.3	—	5.3	—
	$34.7	$17.2	$17.5	$—	$250.4	$147.3	$103.1	$—

(1)	This category includes a prime obligations money market portfolio.
(2)	This category includes United States Treasury/Federal agency securities and foreign government securities.
(3)	This category includes investments in approximately 80% fixed income securities, 10% equity and 10% cash and cash equivalents.

73	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

RETIREE HEALTH CARE PLAN
We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan were as follows:

Year Ended December 31	2012	2011
Change in Benefit Obligation
Benefit obligation, beginning of year	$28.5	$25.5
Service cost	0.1	0.1
Interest cost	1.3	1.3
Actuarial loss	3.2	3.3
Benefits paid	(1.9)	(1.9)
Plan participant contributions	0.2	0.1
Retiree drug subsidy reimbursement	0.1	0.1
Benefit obligation, end of year	$31.5	$28.5
Funded Status at End of Year
Funded status, end of year	$(31.5)	$(28.5)
Amounts Recognized
Current liabilities	$(1.8)	$(1.6)
Noncurrent liabilities	(29.7)	(26.9)
Net amount recognized	$(31.5)	$(28.5)

The amount recognized in accumulated other comprehensive income, net of tax, consisted of a net loss of $2.7 and $0.7 in 2012 and 2011, respectively.

The discount rate used in the measurement of the benefit obligation was 3.9% and 4.8% in 2012 and 2011, respectively. The discount rate used in the measurement of net periodic benefit cost was 4.8%, 5.3% and 5.7% in 2012, 2011 and 2010, respectively. The components of net periodic benefit cost for this plan were as follows:

Year Ended December 31	2012	2011	2010
Net Periodic Benefit Cost
Service cost	$0.1	$0.1	$0.1
Interest cost	1.3	1.3	1.4
Net gain	—	—	(0.1)
Net periodic benefit cost	1.4	1.4	1.4
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss
Net loss	3.2	3.3	1.1
Amortization of net gain	—	—	0.1
Total recognized in other comprehensive loss	3.2	3.3	1.2
Total recognized in net periodic benefit cost and other comprehensive loss	$4.6	$4.7	$2.6

The estimated net loss for the retiree health care plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2013 is $0.3.

The health care cost trend rate was assumed to remain flat at 7.5% through 2013, then grading to an ultimate rate of 5.0% in 2020. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.2	$(0.2)
Effect on benefit obligation	4.1	(3.5)

74	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

FUTURE CONTRIBUTIONS AND PAYMENTS
During 2013, we plan to contribute $18.0 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2012 were estimated as follows:

Year	Pension Plans	Retiree Health Care Plan
2013	$11.3	$1.6
2014	11.9	1.6
2015	12.3	1.6
2016	13.0	1.6
2017	14.3	1.6
2018–2022	81.8	8.3
Total projected benefit payments	$144.6	$16.3

DEFINED CONTRIBUTION PLANS AND DEFERRED COMPENSATION PLANS
We have defined contribution plans covering substantially all permanent United States employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $21.5, $24.6 and $23.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

We also have deferred compensation plans in the United States. One of the plans had an asset and liability of $55.5 and $41.3 as of December 31, 2012 and 2011, respectively.

09.
Accumulated Other Comprehensive Income
The components of accumulated other comprehensive income, net of tax, were as follows:

Year Ended December 31	2012	2011
Foreign currency translation	$186.8	$186.6
Translation loss on net investment hedge, net of income taxes of $(31.3) and $(26.5), respectively	(51.1)	(43.2)
Translation loss on long-term intercompany loans	(73.4)	(89.1)
Unrealized gain on investments, net of income taxes of $3.9 and $2.8, respectively	11.8	8.2
Defined benefit pension plans, net of income taxes of $(22.6) and $(19.5), respectively	(37.0)	(26.5)
Retiree health care plan, net of income taxes of $(1.7) and $(0.5), respectively	(2.7)	(0.7)
Accumulated other comprehensive income	$34.4	$35.3

10.
Leases
We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2012:

Year
2013	$210.3
2014	160.4
2015	119.0
2016	87.1
2017	66.8
Thereafter	154.6
Total minimum lease payments	$798.2

Rental expense for all operating leases was $245.1, $254.3 and $248.8 for the years ended December 31, 2012, 2011 and 2010, respectively.

75	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

11.
Interest and Other Expenses
Interest and other expenses consisted of the following:

Year Ended December 31	2012	2011	2010
Interest expense	$41.8	$42.8	$43.7
Interest income	(6.6)	(7.3)	(6.2)
Foreign exchange losses	0.9	2.8	3.3
Miscellaneous expenses, net	7.2	6.0	2.4
Interest and other expenses	$43.3	$44.3	$43.2

12.
Derivative Financial Instruments
We are exposed to various risks relating to our ongoing business operations. The primary risks, which are managed through the use of derivative instruments, are foreign currency exchange rate risk and interest rate risk. In certain circumstances, we enter into foreign currency forward exchange contracts (“forward contracts”) to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We manage interest rate risk through the use of a combination of fixed and variable rate borrowings. In the past, we have also used interest rate swap agreements, however, we have not had any such agreements in 2012, 2011 or 2010. In accordance with the current accounting guidance for derivative instruments and hedging activities, we record all of our derivative instruments as either an asset or liability measured at their fair values.

FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT
The €350.0 ($461.7) Notes and the €200.0 ($263.8) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a euro functional currency as of December 31, 2012.

For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign subsidiary, the gain or loss associated with foreign currency translation is recorded as a component of accumulated other comprehensive income, net of taxes. As of December 31, 2012, we had a $51.1 unrealized loss included in accumulated other comprehensive income, net of taxes, as the net investment hedge was deemed effective.

Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our euro-denominated notes, which is paid annually in June. We recorded a gain of $0.8 associated with our forward contracts in interest and other expenses for the year ended December 31, 2012, offsetting the losses recorded for the items noted above.

The fair value measurements of these items recorded in our Consolidated Balance Sheets as of December 31, 2012 and 2011 are disclosed in Note 1 to the Consolidated Financial Statements.

76	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

13.
Contingencies
LITIGATION
In the normal course of business, the Company is named as defendant in various legal proceedings in which claims are asserted against the Company. We record reserves for loss contingencies based on the circumstances of each claim, when it is probable that a loss has been incurred as of the balance sheet date and can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, we believe the ultimate resolution of these legal proceedings will not have a material effect on our business or financial condition.

In June 2012, we recorded legal costs of $10.0 in the United States for various legal matters, the majority of which was related to our entry into a settlement agreement in connection with a purported class action lawsuit involving allegations regarding our vacation pay policies in Illinois. Under the settlement agreement, we agreed to pay $8.0 plus certain related taxes and administrative fees. We maintain that our vacation pay policies were appropriate and we admit no liability or wrongdoing, but we believe that settlement is in our best interest to avoid the costs and disruption of ongoing litigation.

GUARANTEES
We have entered into certain guarantee contracts and stand-by letters of credit that total $166.8 ($128.9 for guarantees and $37.9 for stand-by letters of credit) as of December 31, 2012. The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

14.
Segment Data
We are organized and managed primarily on a geographic basis, with Right Management currently operating as a separate global business unit. Each country and business unit generally has its own distinct operations and management team, providing services under our global brands, and maintains its own financial reports. We have an executive sponsor for each global brand who is responsible for ensuring the integrity and consistency of delivery locally. We develop and implement global workforce solutions for our clients that deliver the outcomes that help them achieve their business strategy. Each operation reports directly or indirectly through a regional manager to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME; and Right Management.

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), TAPFIN - Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS) and Strategic Workforce Consulting (SWC). The Right Management segment revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

77	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

Year Ended December 31	2012	2011	2010
Revenues from Services(a)
Americas:
United States(b)	$3,010.5	$3,137.3	$2,783.4
Other Americas	1,585.4	1,512.1	1,265.5
	4,595.9	4,649.4	4,048.9
Southern Europe:
France	5,425.6	6,179.1	5,208.6
Italy	1,056.8	1,255.8	1,044.2
Other Southern Europe	768.5	776.9	698.9
	7,250.9	8,211.8	6,951.7
Northern Europe	5,773.9	6,159.4	5,344.1
APME	2,728.8	2,661.7	2,147.2
Right Management	328.5	323.7	374.6
	$20,678.0	$22,006.0	$18,866.5
Operating Unit Profit (Loss)
Americas:
United States	$60.8	$94.1	$42.8
Other Americas	50.6	47.8	36.5
	111.4	141.9	79.3
Southern Europe:
France	56.7	85.2	47.1
Italy	45.4	74.1	47.5
Other Southern Europe	10.1	10.8	7.2
	112.2	170.1	101.8
Northern Europe	159.8	212.6	150.2
APME	90.7	78.8	47.2
Right Management	13.4	(1.4)	3.5
	487.5	602.0	382.0
Corporate expenses	(112.0)	(123.1)	(101.2)
Goodwill and intangible asset impairment charges	—	—	(428.8)
Intangible asset amortization expense(c)	(36.7)	(38.9)	(39.3)
Reclassification of French business tax(d)	72.9	84.2	65.3
Interest and other expenses	(43.3)	(44.3)	(43.2)
Earnings (loss) before income taxes	$368.4	$479.9	$(165.2)

(a)	Further breakdown of revenues from services by geographical region is as follows:

Revenues from Services	2012	2011	2010
United States	$3,132.0	$3,254.6	$2,940.1
France	5,448.3	6,201.9	5,240.7
Italy	1,061.6	1,277.1	1,065.0
United Kingdom	1,898.1	1,880.4	1,822.2
Total Foreign	17,546.0	18,751.4	15,926.4

(b)
The United States revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which are discussed further on the financial highlights page.

(c)	Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

(d)
The French business tax is reported in provision for income taxes rather than in cost of services, in accordance with the current accounting guidance on income taxes. However, we view this tax as operational in nature. Accordingly, the financial information reviewed internally continues to include the French business tax within the operating unit profit of our France reportable segment. Therefore, we have shown the amount of the French business tax above to reconcile to our earnings (loss) before income taxes.

78	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2012	2011	2010
Depreciation and Amortization Expense
Americas:
United States	$13.4	$13.5	$15.4
Other Americas	4.2	4.0	3.7
	17.6	17.5	19.1
Southern Europe:
France	13.1	12.4	12.6
Italy	2.7	3.3	3.8
Other Southern Europe	2.4	2.7	2.9
	18.2	18.4	19.3
Northern Europe	15.8	17.0	18.3
APME	4.9	5.1	4.6
Right Management	5.1	5.9	7.3
Corporate	2.2	1.6	2.2
Amortization of intangible assets(a)	36.7	38.9	39.3
	$100.5	$104.4	$110.1
Earnings from Equity Investments
Americas:
United States	$—	$—	$—
Other Americas	—	—	—
	—	—	—
Southern Europe:
France	—	(0.4)	(0.6)
Italy	—	—	—
Other Southern Europe	—	—	—
	—	(0.4)	(0.6)
Northern Europe	2.5	4.3	5.2
APME	—	—	—
Right Management	—	—	—
	$2.5	$3.9	$4.6

(a)	Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

79	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2012	2011	2010
Total Assets
Americas:
United States	$1,511.0	$1,429.9	$1,361.4
Other Americas	317.5	291.8	257.6
	1,828.5	1,721.7	1,619.0
Southern Europe:
France	1,756.2	1,822.7	1,826.0
Italy	301.2	301.3	271.3
Other Southern Europe	187.8	170.3	170.6
	2,245.2	2,294.3	2,267.9
Northern Europe	1,732.5	1,714.3	1,682.2
APME	491.7	472.4	395.1
Right Management	95.4	75.7	86.1
Corporate(a)	619.3	621.3	679.4
	$7,012.6	$6,899.7	$6,729.7
Equity Investments
Americas:
United States	$3.0	$—	$—
Other Americas	—	—	—
	3.0	—	—
Southern Europe:
France	0.1	0.1	0.4
Italy	—	—	—
Other Southern Europe	—	—	—
	0.1	0.1	0.4
Northern Europe	81.5	75.0	70.5
APME	0.7	0.8	0.7
Right Management	—	—	—
	$85.3	$75.9	$71.6

(a)	Corporate assets include assets that were not used in the operations of any segment, the most significant of which were purchased intangibles and cash.

80	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2012	2011	2010
Long-Lived Assets(a)
Americas:
United States	$32.8	$35.5	$39.7
Other Americas	11.2	10.5	9.7
	44.0	46.0	49.4
Southern Europe:
France	59.4	46.0	43.2
Italy	7.0	7.9	7.7
Other Southern Europe	8.6	8.5	8.9
	75.0	62.4	59.8
Northern Europe	40.4	43.3	45.3
APME	22.4	23.3	17.8
Right Management	12.4	11.4	15.9
Corporate	1.2	2.5	4.0
	$195.4	$188.9	$192.2
Additions to Long-Lived Assets
Americas:
United States	$11.6	$10.0	$6.4
Other Americas	5.0	5.5	3.7
	16.6	15.5	10.1
Southern Europe:
France	25.6	16.4	18.8
Italy	1.8	3.7	3.6
Other Southern Europe	2.2	3.1	2.0
	29.6	23.2	24.4
Northern Europe	12.8	18.4	13.7
APME	5.6	5.5	7.2
Right Management	7.4	2.3	2.9
Corporate	—	—	0.2
	$72.0	$64.9	$58.5

(a)	Further breakdown of long-lived assets by geographical region was as follows:

Long-Lived Assets	2012	2011	2010
United States	$39.7	$41.1	$48.2
France	61.0	48.1	45.8
Italy	7.1	8.1	8.1
United Kingdom	11.0	12.9	15.3
Total Foreign	155.7	147.8	144.0

81	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

15.
Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2012
Revenues from services	$5,096.4	$5,206.7	$5,172.3	$5,202.6	$20,678.0
Gross profit	847.4	861.7	856.2	876.7	3,442.0
Operating profit(a)	93.8	94.4	118.6	104.9	411.7
Net earnings	40.2	41.0	63.1	53.3	197.6
Net earnings per share — basic	$0.50	$0.51	$0.79	$0.68	$2.49
Net earnings per share — diluted(b)	0.50	0.51	0.79	0.68	2.47
Dividends per share	—	0.43	—	0.43	0.86
Market price:
High	$47.37	$47.90	$41.65	$42.93
Low	36.76	33.99	32.41	35.18
Year Ended December 31, 2011
Revenues from services	$5,072.4	$5,667.3	$5,782.3	$5,484.0	$22,006.0
Gross profit	857.6	962.2	951.3	935.2	3,706.3
Operating profit(c)	85.6	150.8	158.0	129.8	524.2
Net earnings	35.7	72.7	79.6	63.6	251.6
Net earnings per share — basic	$0.44	$0.89	$0.97	$0.79	$3.08
Net earnings per share — diluted(d)	0.43	0.87	0.97	0.78	3.04
Dividends per share	—	0.40	—	0.40	0.80
Market price:
High	$68.67	$68.14	$58.62	$45.92
Low	58.60	52.37	32.32	32.63

(a)	Included reorganization charges of $0.1, $20.9, $1.2 and $26.6 recorded in the first, second, third and fourth quarters, respectively.

(b)	Included in the results are reorganization costs of ($0.17) per diluted share in the second quarter and ($0.23) per diluted share in the fourth quarter.

(c)	Included reorganization charges of $0.2, $1.4, $0.5 and $21.0 recorded in the first, second, third and fourth quarters, respectively.

(d)	Included in the results are reorganization costs of ($0.02) per diluted share in the second quarter and ($0.20) per diluted share in the fourth quarter.
****

82	ManpowerGroup 2012 Annual Report Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA
in millions, except per share data

As of and for the Year Ended December 31	2012	2011	2010	2009	2008
Operations Data
Revenues from services	$20,678.0	$22,006.0	$18,866.5	$16,038.7	$21,537.1
Gross profit	3,442.0	3,706.3	3,245.4	2,818.2	4,086.9
Operating profit (loss)	411.7	524.2	(122.0)	41.7	493.5
Net earnings (loss)	197.6	251.6	(263.6)	(9.2)	205.5
Per Share Data
Net earnings (loss) — basic	$2.49	$3.08	$(3.26)	$(0.12)	$2.61
Net earnings (loss) — diluted	2.47	3.04	(3.26)	(0.12)	2.58
Dividends	0.86	0.80	0.74	0.74	0.74
Balance Sheet Data
Total assets	$7,012.6	$6,899.7	$6,729.7	$6,213.8	$6,622.2
Long-term debt	462.1	266.0	669.3	715.6	837.3

Performance Graph

Set forth below is a graph for the periods ending December 31, 2007–2012 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 29% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2007 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

Performance Graph
In Millions ($)

December 31	2012	2011	2010	2009	2008	2007
ManpowerGroup	$75	$63	$110	$96	$60	$100
S&P 400 Midcap Stock Index	119	102	106	85	63	100
S&P Supercomposite Human Resources and Employment Services Index	129	117	140	123	90	100

CERTIFICATIONS

ManpowerGroup has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2012, Jeffrey A. Joerres, ManpowerGroup’s Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by ManpowerGroup of the NYSE’s corporate governance listing standards.

83	ManpowerGroup 2012 Annual Report Selected Financial Data

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

ManpowerGroup (NYSE: MAN), a world leader in innovative workforce solutions, creates and delivers high-impact solutions that enable our clients to achieve their business goals and enhance their competitiveness. With over 60 years of experience, our $21 billion company creates unique time to value through a comprehensive suite of innovative solutions that help clients win in the Human Age. These solutions cover an entire range of talent-driven needs from recruitment and assessment, training and development, and career management, to outsourcing and workforce consulting. ManpowerGroup maintains the world’s largest and industry-leading network of nearly 3,500 offices in 80 countries and territories, generating a dynamic mix of an unmatched global footprint with valuable insight and local expertise to meet the needs of its 400,000 clients per year, across all industry sectors, small and medium-sized enterprises, local, multinational and global companies. By connecting our deep understanding of human potential to the ambitions of clients, ManpowerGroup helps the organizations and individuals we serve achieve more than they imagined — because their success leads to our success. And by creating these powerful connections, we create power that drives organizations forward, accelerates personal success and builds more sustainable communities. We help power the world of work. The ManpowerGroup suite of solutions is offered through ManpowerGroup Solutions, Manpower®, Experis™ and Right Management®. Learn more about how ManpowerGroup can help you win in the Human Age at www.manpowergroup.com. Enter the Human Age at: www.manpowergroup.com/humanage.

84	ManpowerGroup 2012 Annual Report Principal Operating Units

CORPORATE INFORMATION

Directors

JEFFREY A. JOERRES

Chairman and CEO
ManpowerGroup

MARC J. BOLLAND2

Chief Executive
Marks and Spencer Group

GINA R. BOSWELL1,3

Executive Vice President —
Personal Care, North America
Unilever

CARI M. DOMINGUEZ2

Former Chair of the Equal Employment
Opportunity Commission

WILLIAM A. DOWNE 2

President and CEO
BMO Financial Group

JACK M. GREENBERG2*,3

Non-Executive Chairman
Western Union Company and Innerworkings, Inc.
Retired Chairman and CEO
McDonald’s Corporation

PATRICIA A. HEMINGWAY HALL1

President and CEO
Health Care Service Corporation

TERRY A. HUENEKE1

Retired Executive Vice President
ManpowerGroup

ROBERTO MENDOZA1

Senior Managing Director
Atlas Advisors

ULICE PAYNE JR.1,3

President and CEO
Addison-Clifton, LLC

ELIZABETH P. SARTAIN2

Founder of Libby Sartain LLC
Former CHRO Yahoo! Inc. and Southwest Airlines

JOHN R. WALTER2,3*

Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

EDWARD J. ZORE1*,3

Retired President and CEO
Northwestern Mutual

Management

JEFFREY A. JOERRES

Chairman and CEO

DARRYL GREEN

ManpowerGroup President

JONAS PRISING

ManpowerGroup President

MICHAEL J. VAN HANDEL

Executive Vice President
Chief Financial Officer

HANS LEENTJES

Executive Vice President
President — Northern Europe

OWEN SULLIVAN

Executive Vice President
President — Speciality Brands

MARA SWAN

Executive Vice President
Global Strategy and Talent

RICHARD BUCHBAND

Senior Vice President
General Counsel and Secretary

RAM CHANDRASHEKAR

Senior Vice President
Operational Excellence and Technology

BOARD COMMITTEES

1 Audit Committee
2 Executive Compensation and Human Resources Committee
3 Nominating and Governance Committee
* Denotes Committee Chair

85	ManpowerGroup 2012 Annual Report Corporate Information

CORPORATE INFORMATION

WORLD HEADQUARTERS
P.O. Box 2053
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000
www.manpowergroup.com

TRANSFER AGENT AND REGISTRAR
Computershare
PO Box 43006
Providence, RI 02940-3006
Or for overnight deliveries:
Computershare
250 Royall Street
Canton, MA 02021
Shareowners Toll Free: (800) 874-1547
Foreign Shareowners: (201) 680-6578
Web Site: www.computershare.com/investor

STOCK EXCHANGE LISTING
NYSE Symbol: MAN

FORM 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2012 is available without charge after March 15, 2013 and can be obtained online at: www.manpowergroup.com/investors or by writing to:
Richard Buchband
ManpowerGroup
100 Manpower Place
Milwaukee, WI 53212
USA

SHAREHOLDERS
As of February 19, 2013, ManpowerGroup common stock was held by approximately 4,100 record holders.

ANNUAL MEETING OF SHAREHOLDERS
April 30, 2013 at 10 a.m.
ManpowerGroup World Headquarters
100 Manpower Place
Milwaukee, WI 53212
USA

INVESTOR RELATIONS WEBSITE
The most current corporate and investor information can be found on the ManpowerGroup corporate Web site at www.manpowergroup.com. Interested individuals may also choose to receive ManpowerGroup press releases and other information via e-mail by subscribing to our E-mail Alert service at www.manpowergroup.com/investors.

GOVERNANCE
As of October 31, 2012, ISS Corporate Services, (an MSCI Brand) gave ManpowerGroup the following Governance Risk Indicator (GRId) Scores: Audit, Low Concern; Board Structure, Low Concern; Compensation, Low Concern; and Shareholder Rights, Medium Concern. ISS Corporate Services is a respected authority on proxy voting and corporate governance. ManpowerGroup’s governance structure is designed to ensure transparency in our operations and adherence to the regulations set forth by the U.S. Securities and Exchange Commission (SEC). Information on ManpowerGroup’s governance structure and policies can be found at www.manpowergroup.com in the section titled “About ManpowerGroup.”

86	ManpowerGroup 2012 Annual Report Corporate Information

CORPORATE INFORMATION

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