Form 10-K, Exhibit 13
period 2013-12-31
ManpowerGroup Inc.
filed 2014-02-21
CIK 871763

Exhibit 13

TABLE OF CONTENTS

25	Management’s Discussion & Analysis
49	Management Report on Internal Control Over Financial Reporting
50	Reports of Independent Registered Public Accounting Firm
52	Consolidated Statements of Operations
52	Consolidated Statements of Comprehensive Income
53	Consolidated Balance Sheets
54	Consolidated Statements of Cash Flows
55	Consolidated Statements of Shareholders’ Equity
56	Notes to Consolidated Financial Statements
85	Selected Financial Data
85	Performance Graph
86	Principal Operating Units
87	Corporate Information

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
Business Overview
ManpowerGroup Inc. is a world leader in innovative workforce solutions and services. Our global network of over 3,100 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. We develop solutions that drive organizations forward, accelerate individual success and help build more sustainable communities. We power the world of work.

By offering a comprehensive range of workforce solutions and services, we help companies at varying stages in their evolution increase productivity, improve strategy, quality and efficiency, and reduce costs across their workforce to achieve their business goals. ManpowerGroup’s suite of innovative workforce solutions and services includes:
●	Recruitment and Assessment — By leveraging our trusted brand, industry knowledge and expertise, we identify the right talent in the right place to help our clients quickly access the people they need when they need them. Through our industry-leading assessments, we gain a deeper understanding of the people we serve to correctly identify candidates’ potential, resulting in a better cultural match.
●	Training and Development — Our unique insights into evolving employer needs and our expertise in training and development help us prepare candidates and associates to succeed in today’s competitive marketplace. We offer an extensive portfolio of training courses and leadership development solutions that help clients maximize talent and optimize performance.
●	Career Management — We understand the human side of business to help individuals and organizations unleash human potential to enhance skills, increase effectiveness and successfully manage career changes and workforce transitions.
●	Outsourcing — We provide clients with outsourcing services related to human resources functions primarily in the areas of large-scale recruiting and workforce-intensive initiatives that are outcome-based, thereby sharing in the risk and reward with our clients.
●	Workforce Consulting — We help clients create and align their workforce strategy to achieve their business strategy, increase business agility and flexibility, and accelerate personal and business success.
This comprehensive and diverse business mix helps us to partially mitigate the cyclical effects of the national economies in which we operate. Our family of brands and offerings includes:
●	Manpower — We are a global leader in contingent and permanent recruitment staffing. We provide businesses with rapid access to a highly qualified and productive pool of candidates to give them the flexibility and agility they need to respond to changing business needs.
●	Experis — We are a global leader in professional resourcing and project-based solutions. With operations in over 55 countries and territories, we deliver 49 million hours of professional talent specializing in Information Technology (IT), Engineering, Finance and Healthcare.
●	Right Management — We are a global leader in talent and career management. Through our innovative and proprietary process, we leverage our expertise in employee assessment, leader development, career management and workforce transition and outplacement to increase productivity and optimize business performance.
●	ManpowerGroup Solutions — ManpowerGroup Solutions is a leader in outcome-based, talent-driven solutions. Our offerings include best-in-class Talent Based Outsourcing (TBO), TAPFIN — Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS), Strategic Workforce Consulting (SWC) and Language Services.

Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	25

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
Our leadership position allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2013, the 3.4 million people we connected to opportunities and purpose worked to help more than 400,000 of our clients meet their business objectives. Seasoned professionals, skilled laborers, temporary to permanent, parents returning to work, seniors wanting to supplement pensions, previously unemployed youth and disabled individuals all turn to the ManpowerGroup companies for employment possibilities. Similarly, governments in the nations in which we operate look to us to help provide employment opportunities and training to assist the unemployed in gaining the skills they need to enter the workforce. We provide a bridge to experience and employment, and help to build more sustainable communities.
Our industry is large and fragmented, comprised of thousands of firms employing millions of people and generating billions of United States dollars in annual revenues. It is also a highly competitive industry, reflecting several trends in the global marketplace, notably increasing demand for skilled people and consolidation among clients and in the employment services industry itself.
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
Correspondingly, during periods of weak economic growth or economic contraction, the demand for our staffing services typically declines. When demand drops, our operating profit is typically impacted unfavorably as we experience a deleveraging of our selling and administrative expense base as expenses may not decline at the same pace as revenues. In periods of economic contraction, we may have more significant expense deleveraging, as we believe it is prudent not to reduce selling and administrative expenses to levels that could negatively impact the long-term potential of our branch network and brands.
The nature of our operations is such that our most significant current asset is accounts receivable, with an average days sales outstanding of approximately 55 days based on the markets where we do business. Our most significant current liabilities are payroll related costs, which are generally paid either weekly or monthly. As the demand for our services increases, we generally see an increase in our working capital needs, as we continue to pay our associates on a weekly or monthly basis while the related accounts receivable are outstanding for much longer, which may result in a decline in operating cash flows. Conversely, as the demand for our services declines, we generally see a decrease in our working capital needs, as the existing accounts receivable are collected and not replaced at the same level, resulting in a decline of our accounts receivable balance, with less of an effect on current liabilities due to the shorter cycle time of the payroll related items. This may result in an increase in our operating cash flows, however any such increase would not be sustainable in the event that the economic downturn continued for an extended period.
Our career management services are counter-cyclical to our staffing services, which helps to offset the impact of an economic downturn on our overall financial results.
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
Our business is organized and managed primarily on a geographic basis, with Right Management currently operating as a separate global business unit. Each country and business unit generally have their own distinct operations and management team, providing services under our global brands. We have an executive sponsor for each global brand who is responsible for ensuring the integrity and consistency of delivery locally. Each operation reports directly or indirectly through a regional manager, to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME (Asia Pacific Middle East); and Right Management.
26	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes TBO, MSP, RPO, BTS, SWC and Language Services. Right Management’s revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenues for us as a whole or for any segment.
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
Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 36 and 37.
Results of Operations — Years Ended December 31, 2013, 2012 and 2011
In 2013, we experienced revenue declines in most of our markets as demand for our services continued to be unfavorably impacted by the economic uncertainty. While we have seen improving trends throughout the year in many of our markets in the Americas and Europe, our APME segment has seen continued declines due to the soft demand for our staffing/ interim services and fewer billing days in 2013 compared to 2012. Our consolidated revenue growth improved throughout the year, with a 6% decline in the first quarter improving to 1% growth in the fourth quarter as the global economy started to stabilize. Our staffing/interim business and our European permanent recruitment business declined during the year, while our ManpowerGroup Solutions business continued to see solid growth due mostly to growth in our RPO and MSP offerings. At Right Management, the decrease in demand for our talent management services persisted in 2013 as companies continued to delay discretionary spend through much of the year, while demand for our counter-cyclical outplacement services remained flat in 2013 compared to 2012.
Our gross profit margin in 2013 compared to 2012 remained flat as the slight improvement in our staffing/interim gross profit margin was offset by the decline in our permanent recruitment business. Our staffing/interim gross profit margin improvement in 2013 was largely due to payroll tax credits related to the Credit d’Impôt pour la Compétitivité et l’Emploi (“CICE”) in France, with additional improvement from strong price discipline in the United States. These gains were largely offset by margin declines that we experienced in certain European and APME countries and territories due to continued pricing pressures. For additional information on the CICE payroll tax credit, see the Employment-Related Items section of Management’s Discussion and Analysis.
We recorded $89.4 million of restructuring charges in 2013 as we further simplified our organization and recalibrated our cost base, a continuation of the simplification and cost recalibration plan we began in the fourth quarter of 2012 that impacted all of our segments as well as our corporate functions. Selling and administrative expenses decreased 5.7% in constant currency in the year, or 7% excluding the restructuring charges in each year, as we are seeing the benefits of
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	27

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
these simplification and cost recalibration actions. Typically a slowdown in revenues like we saw in 2013 impacts our operating profit unfavorably, as we generally experience a deleveraging of our selling and administrative expense base as expenses may not change at the same pace as revenues. However, due to our simplification and recalibration actions, we were able to decrease our selling and administrative expenses at a faster pace than the decrease in revenues, which enabled us to better leverage our expenses and favorably impact our operating profit for 2013.
We executed the simplification and cost recalibration plan in the fourth quarter of 2012 on the premise that we were entering into a continued period of soft economic conditions with a sluggish recovery. The goal of our plan was to simplify our organization by creating the right agility and speed, and focuses around four different areas: organization, programs, technology, and delivery. We achieved a reduction in selling and administrative expenses of $152 million in 2013, and expect to realize an additional reduction of $40 million in selling and administrative expenses in 2014 as a result of this plan. The plan focused on recalibration of our costs and thus, we do not expect the cost savings specific to this plan to return as our revenue volumes increase. The primary elements of the simplification and cost recalibration plan were implemented in 2013 and we will continue to evolve and enhance our delivery channels.
CONSOLIDATED RESULTS — 2013 COMPARED TO 2012
The following table presents selected consolidated financial data for 2013 as compared to 2012.

				Variance in	Variance in
			Reported	Constant	Organic Constant
(in millions, except per share data)	2013	2012	Variance	Currency	Currency
Revenues from services	$20,250.5	$20,678.0	(2.1)%	(2.1)%	(2.4)%
Cost of services	16,883.8	17,236.0	(2.0)	(2.0)
Gross profit	3,366.7	3,442.0	(2.2)	(2.1)	(2.4)
Gross profit margin	16.6%	16.6%
Selling and administrative expenses	2,854.8	3,030.3	(5.8)	(5.7)	(6.0)
Selling and administrative expenses as a % of revenues	14.1%	14.7%
Operating profit	511.9	411.7	24.3	24.3	23.8
Operating profit margin	2.5%	2.0%
Net interest expense	33.4	35.2	(5.0)
Other expenses	3.0	8.1	(63.0)
Earnings before income taxes	475.5	368.4	29.1	28.9
Provision for income taxes	187.5	170.8	9.8
Effective income tax rate	39.4%	46.4%
Net earnings	$288.0	$197.6	45.8	46.4
Net earnings per share — diluted	$3.62	$2.47	46.6	47.0
Weighted average shares — diluted	79.6	80.1	(0.7)
The year-over-year decrease in revenues from services of 2.1% (–2.1% in constant currency and –2.4% in organic constant currency) was attributed to:
●	decreased demand for services in several of our markets within the Americas, Southern Europe and Northern Europe, where revenues decreased 1.9% (–0.5% in constant currency), 0.2% (–3.6% in constant currency and –3.9% in organic constant currency) and 0.6% (–1.7% in constant currency and –2.3% in organic constant currency), respectively;
●	revenue declines in our larger markets of France and Italy of 5.8% (–6.0% in organic constant currency) and 0.3% in constant currency, respectively, due to the current economic environments in those countries;
●	revenue decline in the United States of 1.4% primarily due to a decrease in our larger strategic account client revenues because of softening demand, a large client project in our Manpower business line that concluded in the first quarter of 2013 and strong price discipline on new business opportunities;
●	revenue decrease in APME of 10.3% (–1.4% in constant currency) primarily due to the decline in demand for our staffing/interim services, resulting from two fewer billing days and legislative changes in China that restricted the use of temporary employment, and to a decline in our TBO revenues due to the loss of a Japanese client; and
●	decreased demand for talent management services at Right Management, where these revenues decreased 7.1% (–6.6% in constant currency); partially offset by
28	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

●	our acquisitions of two entities in April 2012, one in Southern Europe and one in the Americas, and one entity in April 2013 in Northern Europe, which combined to add 0.3% of revenue growth to our consolidated results.
The gross profit margin remained flat year-over-year as the 10 basis point (0.10%) favorable impact from the improvement in our staffing/interim margin was offset by a 10 basis point (–0.10%) unfavorable impact resulting from the 7.3% year-over-year decline in our permanent recruitment business. Our staffing/interim margins improved slightly in 2013 as the increases in the United States and Southern Europe, due to the benefit of the CICE payroll tax credit, were offset by lower gross profit margins in many European and APME markets and a social security reserve recorded in France.
The 5.8% decline in selling and administrative expenses in 2013 (–5.7% in constant currency and –6.0% in organic constant currency) was attributed to:
●	a 6.1% decrease in our organic salary-related costs, because of lower headcount;
●	a 6.3% decrease in lease costs because we closed over 300 offices in 2013, as a result of office consolidations and delivery model changes;
●	a decrease in legal costs in 2013 compared to 2012, primarily related to the $10 million settlement agreement in 2012 in connection with a lawsuit involving allegations regarding the Company’s vacation pay practices in Illinois; and
●	a 10.5% decrease in non-personnel related costs, excluding legal and lease costs noted above, as a result of the simplification and cost recalibration actions taken; partially offset by
●	restructuring costs of $89.4 million, comprised of $18.0 million in the Americas, $7.8 million in Southern Europe, $39.0 million in Northern Europe, $6.2 million in APME, $14.0 million at Right Management and $4.4 million in corporate expenses in 2013, compared to restructuring costs of $48.8 million, comprised of $9.8 million in the Americas, $3.8 million in Southern Europe, $13.2 million in Northern Europe, $0.7 million in APME, $10.9 million at Right Management and $10.4 million in corporate expenses in 2012; and
●	the additional recurring selling and administrative costs as a result of the acquisitions in Southern Europe, Northern Europe and the Americas.
Selling and administrative expenses as a percent of revenues decreased 60 basis points (-0.60%) in 2013 compared to 2012. The change in selling and administrative expense as a percent of revenues consists of:
●	a 50 basis point (–0.50%) favorable impact due to the decrease in our organic salary-related costs and lease costs;
●	a 20 basis point (–0.20%) favorable impact due to the decrease of non-personnel related costs, excluding legal and lease costs noted above, as a result of the simplification and cost recalibration actions taken; and
●	a 10 basis point (–0.10%) favorable impact due to the decrease in legal costs as noted above; partially offset by
●	a 20 basis point (0.20%) increase due to the restructuring costs of $89.4 million in 2013 compared to $48.8 million in 2012.
Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $36.4 million in 2013 compared to $43.3 million in 2012. Net interest expense decreased $1.8 million in 2013 to $33.4 million from $35.2 million in 2012 due to lower debt levels as we repaid our €200 million Notes in June 2013 with cash. Other expenses were $3.0 million in 2013 compared to $8.1 million in 2012. This decrease is due partly to the increase in equity investment income in 2013 compared to 2012, primarily related to a gain on sale of investments by our minority-owned Swiss Franchise recorded in 2013.
We recorded an income tax expense at an effective rate of 39.4% in 2013, as compared to an effective rate of 46.4% in 2012. The 2013 rate was favorably impacted by a change in the overall mix of earnings, primarily an increase to non-U.S. income, utilization of net operating losses, and by the reinstatement of the United States Federal Work Opportunity Credit (“WOTC”). The WOTC was retroactively reinstated to January 1, 2012 as part of the American Taxpayer Relief Act, which was enacted on January 2, 2013. We recognized the $7.0 million tax benefit related to 2012 during the first quarter of 2013, the period during which the law was enacted. The American Taxpayer Relief Act also extended the WOTC through December 31, 2013. The 39.4% rate is higher than the U.S. Federal statutory rate of 35% due primarily to the French business tax and other permanent items.
Net earnings per share — diluted was $3.62 in 2013 compared to $2.47 in 2012. Foreign currency exchange rates unfavorably impacted net earnings per share — diluted by approximately $0.01 in 2013.
Weighted average shares — diluted decreased 0.7% to 79.6 million in 2013 from 80.1 million in 2012. This decrease is the result of the full-year impact of share repurchases we made in 2012, partially offset by an increase in the dilutive effect of share-based awards due to the exercises in 2013 and the increase in our share price.
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	29

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
CONSOLIDATED RESULTS — 2012 COMPARED TO 2011
The following table presents selected consolidated financial data for 2012 as compared to 2011.

				Variance in	Variance in
			Reported	Constant	Organic Constant
(in millions, except per share data)	2012	2011	Variance	Currency	Currency
Revenues from services	$20,678.0	$22,006.0	(6.0)%	(1.4)%	(2.0)%
Cost of services	17,236.0	18,299.7	(5.8)
Gross profit	3,442.0	3,706.3	(7.1)	(3.0)	(3.7)
Gross profit margin	16.6%	16.8%
Selling and administrative expenses	3,030.3	3,182.1	(4.8)	(0.8)	(1.5)
Selling and administrative expenses as a % of revenues	14.7%	14.5%
Operating profit	411.7	524.2	(21.5)	(16.5)	(17.2)
Operating profit margin	2.0%	2.4%
Net interest expense	35.2	35.5	(0.8)
Other expenses	8.1	8.8	(8.2)
Earnings before income taxes	368.4	479.9	(23.2)	(18.2)
Provision for income taxes	170.8	228.3	(25.2)
Effective income tax rate	46.4%	47.6%
Net earnings	$197.6	$251.6	(21.5)	(16.3)
Net earnings per share — diluted	$2.47	$3.04	(18.8)	(14.1)
Weighted average shares — diluted	80.1	82.8	(3.3)%
The year-over-year decrease in revenues from services of 6.0% (–1.4% in constant currency and –2.0% in organic constant currency) was attributed to:
●	decreased demand for services in several of our markets within Southern Europe and Northern Europe, where revenues decreased 11.7% (–4.2% in constant currency and –5.3% in organic constant currency) and 6.3% (–1.3% in constant currency), respectively. Several of our larger markets such as France and Italy experienced revenue declines of 12.2% (–4.6% in constant currency and –6.1% in organic constant currency) and 15.8% (–8.9% in constant currency), respectively, due to the current economic environment in these countries;
●	revenue decline in the United States of 4.0% primarily due to a decrease of our key account client revenues because of softening demand as well as stronger pricing discipline on new business opportunities;
●	decreased demand for talent management services at Right Management, where these revenues decreased 12.8% (–11.2% in constant currency); and
●	a 4.6% decrease due to the impact of currency exchange rates; partially offset by
●	our acquisitions of three entities in APME during April 2011, two acquisitions in Southern Europe at the end of September 2011 and in April 2012, and one acquisition in the Americas during April 2012, which combined to add 0.6% of revenue growth to our consolidated results;
●	Other Americas and APME experienced revenue growth of 9.6% and 1.6%, respectively, in organic constant currency; and
●	increased demand for our outplacement services at Right Management, where these revenues increased 10.1% (12.2% in constant currency).
The year-over-year 20 basis point (–0.20%) decrease in gross profit margin was primarily attributed to:
●	a 40 basis point (–0.40%) decline from our staffing/interim business primarily related to pricing pressures in some of our European markets and within the Experis business line in the United States; partially offset by
●	a 10 basis point (0.10%) favorable impact from strong growth and improved margins in Right Management’s higher-margin outplacement services; and
●	a 10 basis point (0.10%) increase due to the impact of currency exchange rates.
30	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

The 4.8% decline in selling and administrative expenses in 2012 (–0.8% in constant currency and –1.5% in organic constant currency) was attributed to:
●	a decrease in our organic salary-related costs, because of lower headcount and lower variable incentive-based costs;
●	a 4.0% decrease due to the impact of currency exchange rates; partially offset by
●	restructuring costs of $48.8 million;
●	legal costs of $10.0 million in the United States, primarily related to a settlement agreement in connection with a lawsuit involving allegations regarding the Company’s vacation pay practices in Illinois; and
●	the additional recurring selling and administrative costs as a result of the acquisitions in Southern Europe, APME and the Americas.
Selling and administrative expenses as a percent of revenues increased 20 basis points (0.20%) in 2012 compared to 2011. The change in selling and administrative expense as a percent of revenues consists of:
●	a 15 basis point (0.15%) increase due to the restructuring costs of $48.8 million in 2012 compared to $23.1 million in 2011; and
●	a 5 basis point (0.05%) increase due to the legal costs of $10.0 million in the United States as noted above.
Interest and other expenses were $43.3 million in 2012 compared to $44.3 million in 2011. Net interest expense decreased $0.3 million in 2012 to $35.2 million from $35.5 million in 2011 due to lower interest rates. Other expenses decreased $0.7 million in 2012 due primarily to a $1.9 million decrease in translation losses.
We recorded an income tax expense at an effective rate of 46.4% for 2012, as compared to an effective rate of 47.6% for 2011. The 2012 tax rate is lower than the 2011 rate due to the benefits resulting from the changes in our legal entity structure. The 46.4% effective tax rate is higher than the United States Federal statutory rate of 35% due primarily to valuation allowances, other permanent items, discrete items related to restructuring costs described further in Note 1 to the Consolidated Financial Statements, and the French business tax.
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
On a consolidated basis, the French business tax is reported in provision for income taxes, in accordance with the current accounting guidance on income taxes. Prior to the second quarter of 2013, we internally reviewed the financial results of our French operations including the French business tax within OUP given the operational nature of these taxes. While we continue to view this tax as operational, during the second quarter of 2013 we changed our internal reporting to exclude the French business tax from the OUP of our France reportable segment. Therefore, we are no longer required to show the business tax amount separately to reconcile to the consolidated results. All previously reported segment results have been restated to conform to the current year presentation. This change in segment reporting has no impact on our reporting of consolidated results.
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	31

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations

Americas — The Americas segment is comprised of 722 Company-owned branch offices and 180 stand-alone franchise offices. In the Americas, revenues from services decreased 1.9% (–0.5% in constant currency) in 2013 compared to 2012. In the United States, revenues from services declined 1.4% in 2013 compared to 2012. The revenue decline in the United States was attributable to a decline in staffing/interim services in the Manpower and Experis business lines due to softening demand from our larger strategic accounts in 2013 compared to 2012, a large client project in our Manpower business line that concluded in the first quarter of 2013 and strong price discipline in selectively accepting new business opportunities. These declines were partially offset by an increase in ManpowerGroup Solutions revenues of 14.2% and an increase in our permanent recruitment revenues of 4.4% in the United States in 2013 compared to 2012. In Other Americas, revenues from services declined 2.7% (1.2% increase in constant currency and 1.1% increase in organic constant currency) in 2013 compared to 2012, with a revenue decline in Argentina of 12.7%, partially offset by revenue increases in Canada of 1.8% (4.0% in organic constant currency) and Mexico of 2.5%.

In 2012, revenues from services decreased 1.2% (0.5% increase in constant currency and 0.4% increase in organic constant currency) compared to 2011. In the United States, revenues from services declined 4.0% in 2012 compared to 2011. The revenue decline in the United States was attributable to staffing/interim services within the Manpower and Experis business lines as demand from our larger strategic accounts softened in 2012 compared to 2011, and we maintained stronger pricing discipline on new business opportunities. These declines were partially offset by an increase in United States permanent recruitment revenues of 17.3% in 2012 compared to 2011. In Other Americas, revenues from services improved 4.8% (9.9% in constant currency and 9.6% in organic constant currency) in 2012 compared to 2011, led by revenue growth in Canada, Mexico and Argentina of 19.2%, 10.0% and 8.2%, respectively, in constant currency (16.2% growth in Canada in organic constant currency).
Gross profit margin increased in 2013 compared to 2012 due to the favorable impact of improved staffing/interim gross profit margin resulting from stronger pricing discipline in the United States, as well as continued growth in our ManpowerGroup Solutions and permanent recruitment businesses. In 2012, gross profit margin increased slightly as the increase in our permanent recruitment business was partially offset by the negative impact from our interim business due to pricing pressures, an increase in unbillable time and a decrease due to the reduced FICA taxes from the one-time Hire Act credits in the United States in 2011 that did not occur in 2012.
In 2013, selling and administrative expenses decreased 5.6% (–4.5% in constant currency) due to $10.0 million of legal costs incurred in 2012 and declines in salary-related and lease costs as a result of the cost recalibration plan, partially offset by an increase in restructuring costs to $18.0 million recorded in 2013 compared to $9.8 million in 2012. In 2012, selling and administrative expenses increased 5.7% in constant currency due mostly to $9.8 million of restructuring costs and $10.0 million of legal costs incurred in 2012 as well as an increase in bad debt expense in Other Americas as a result of some uncollectible accounts receivable. The increase was also due to additional headcount in Mexico, Canada and Brazil to meet the increased demand in those countries and high inflation in Argentina. Partially offsetting these increases was a decrease in the United States, excluding the restructuring and legal costs, due primarily to a decrease in variable incentive-based compensation and lower office lease costs.
OUP margin in the Americas was 3.2%, 2.4% and 3.1% for 2013, 2012 and 2011, respectively. In the United States, OUP margin was 3.4%, 2.0% and 3.0% in 2013, 2012 and 2011, respectively. The 2013 margin increase in the United States was due to declines in salary-related and lease costs as a result of the cost recalibration plan, the 2012 legal costs and the improvement in the gross profit margin as noted above, partially offset by the increase in restructuring costs. Other Americas OUP margin was 2.8%, 3.2% and 3.2% in 2013, 2012 and 2011, respectively. The decrease in the Other Americas OUP margin was due to the increase in restructuring costs in 2013 compared to 2012. The margin decrease in the Americas in 2012 was primarily due to the United States as a result of the restructuring and legal costs noted above, as well as expense deleveraging as we did not decrease expenses as quickly as revenues declined.
32	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

Southern Europe — In 2013, revenues from services in Southern Europe, which includes operations in France and Italy, decreased 0.2% (–3.6% in constant currency and –3.9% in organic constant currency) compared to 2012. In 2013, revenues from services decreased 6.0% in organic constant currency in France (which represents 73.0% of Southern Europe’s revenues) and decreased 0.3% in constant currency in Italy (which represents 15.0% of Southern Europe’s revenues). The decrease in France is due primarily to softening demand in the staffing/interim business and a 23.5% decline in constant currency in the permanent recruitment business. The decrease in Italy is due to a slight decrease in our staffing/interim services. In Other Southern Europe, revenues from services increased 12.5% (7.9% in constant currency and 6.1% in organic constant currency) in 2013 compared to 2012 driven by the revenue increase in Portugal, due to increased demand in the Manpower staffing and ManpowerGroup Solutions businesses, and in Spain, due mostly to an acquisition of some clients from a local competitor in July 2013.

In 2012, revenues from services in Southern Europe decreased 11.7% (–4.2% in constant currency and –5.3% in organic constant currency) compared to 2011. In 2012, revenues from services decreased 6.1% in organic constant currency in France and decreased 8.9% in constant currency in Italy and 1.1% (6.9% increase in constant currency) in Other Southern Europe compared to 2011. These decreases in France and Italy were due primarily to a softening demand in the staffing/interim business as well as a 21.2% decline in constant currency in our permanent recruitment business, mostly driven by the further winding down of the Pole Emploi contract in France.
Gross profit margin increased in 2013 compared to 2012 due primarily to the CICE payroll tax credit in France, which was partially offset by the additional social security reserve recorded in France in 2013, the decrease in our permanent recruitment business, and pricing pressures in the small/medium-sized business in France and in Italy that unfavorably impacted staffing/interim gross margins. In 2012, gross profit margin remained flat compared to 2011 as the improvement related to our two acquisitions in France was offset by the decrease in our permanent recruitment business, including the further wind down of the Pole Emploi contract in France, and pricing pressures in Italy that unfavorably impacted staffing/ interim gross margins.
In 2013, selling and administrative expenses decreased 3.8% (–6.9% in constant currency and –7.2% in organic constant currency) compared to 2012 primarily related to the decrease in organic salary-related costs due to lower headcount, partially offset by an increase in restructuring costs to $7.8 million recorded in 2013 compared to $3.8 million in 2012 and the additional recurring selling and administrative costs resulting from the 2012 Damilo acquisition in France. In 2012, selling and administrative expenses decreased 7.6% (–0.1% in constant currency and –2.4% in organic constant currency) compared to 2011. The decrease in selling and administrative expenses was due to lower organic salary-related costs as headcount was reduced, partially offset by the additional costs from the Proservia and Damilo acquisitions, additional bad debt expense incurred in France and Italy as a result of collection issues with certain clients, and $3.8 million of restructuring costs in 2012 compared to $1.5 million in 2011.
OUP margin in Southern Europe was 3.7%, 2.6% and 3.1% for 2013, 2012 and 2011, respectively. OUP margin increased in 2013 primarily due to France, where the OUP margin was 3.8%, 2.4%, and 2.7% in 2013, 2012 and 2011, respectively. France’s margin increase in 2013 was due to the improvement in the gross profit margin and the decrease in salary-related costs due to lower headcount, partially offset by the increase in restructuring costs in 2013 compared to 2012. Italy’s OUP margin was 4.9%, 4.3% and 5.9% in 2013, 2012 and 2011, respectively. Italy’s margin increase in 2013 was due to the decrease in salary-related and lease costs from lower headcount and fewer offices, partially offset by the increase in restructuring costs in 2013 compared to 2012. Other Southern Europe’s OUP margin was 1.4%, 1.3% and 1.4% in 2013, 2012 and 2011, respectively. Other Southern Europe’s slight margin increase in 2013 was due to the decrease in organic salary-related costs partially offset by the decrease in the gross profit margin and increase in restructuring costs in 2013 compared to 2012. The margin decrease in Southern Europe in 2012 was primarily due to France as the increase in the gross profit margin did not fully compensate for the deleveraging of expenses as we did not decrease selling and administrative expenses to the extent of the revenue decline as well the margin decrease in Italy due to the decrease in gross profit margin and deleveraging of expenses.

Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	33

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
Northern Europe — In Northern Europe, which includes operations in the United Kingdom, the Nordics, Germany and the Netherlands (comprising 30.7%, 23.1%, 12.1%, and 9.6%, respectively, of Northern Europe’s revenues), revenues from services decreased 0.6%  (–1.7% in constant currency and –2.3% in organic constant currency) in 2013 as compared to 2012. The decrease in revenues from services was primarily attributable to the 8.2% decline in constant currency in our Experis business line, which saw softening demand for IT services among our larger clients, in both our interim and permanent recruitment businesses.

In 2012, revenues from services in Northern Europe decreased 6.3% (–1.3% in constant currency) primarily attributable to declines in our Experis business line, which saw softening demand in both interim and permanent recruitment, as well as a decline in our ManpowerGroup Solutions business. This decline was partially offset by growth in our Manpower business line, primarily in the United Kingdom.
Gross profit margin decreased in 2013 due to the decline in our staffing/interim margins as we experienced lower bench utilization in our Manpower business line in Sweden and new collective labor agreements and higher holiday pay costs in Germany, encountered general pricing pressures in several markets, and saw a 9.8% decrease in constant currency in our permanent recruitment business. In 2012, gross profit margin decreased due to the decline in our staffing/interim margins as we had an increase of unbillable labor due to lower bench utilization and higher vacation pay in Germany and Sweden, and general pricing pressures in the Netherlands. The decrease in 2012 was also due to the business mix changes in our revenues, as staffing/interim revenue growth came from our lower-margin United Kingdom market, and our higher-margin permanent recruitment and ManpowerGroup Solutions revenues declined.
In 2013, selling and administrative expenses decreased 3.8% (–5.3% decrease in constant currency and –5.9% in organic constant currency) compared to 2012. The decrease in selling and administrative expenses was due primarily to lower headcount, which reduced compensation-related expenses such as salaries and variable incentive-based costs, lower lease costs, and the additional cost savings from the simplification and cost recalibration plan put in place in the fourth quarter of 2012, partially offset by an increase in restructuring costs to $39.0 million recorded in 2013 compared to $13.2 million in 2012 and the additional recurring selling and administrative costs resulting from an acquisition in April 2013. In 2012, selling and administrative expenses decreased 9.6% (–4.4% in constant currency) compared to 2011 due primarily to lower headcount, which reduced compensation-related expenses such as salaries and variable incentive-based costs, and overall tighter expense controls.
OUP margin for Northern Europe was 2.4%, 2.8% and 3.5% in 2013, 2012 and 2011, respectively. The OUP margin declined in 2013 as the decrease in compensation-related expenses and lease costs as well as additional cost savings from the simplification and cost recalibration plan was not enough to offset the decrease in the gross profit margin and the increase in restructuring costs in 2013. The margin decline in 2012 was primarily due to the decline in gross profit margin.
APME — In 2013, revenues from services for APME decreased 10.3% (–1.4% in constant currency) compared to 2012. In Japan (which represents 37.7% of APME’s revenues), revenues from services decreased 3.7% in constant currency due primarily to soft demand for our staffing/interim services as a result of legislative changes and fewer billing days in 2013 compared to 2012, and the run-off of a large TBO client contract that began to wind down in early 2013, partially offset by a 31.7% increase in constant currency in the permanent recruitment business. In Australia (which represents 23.5% of APME’s revenues), revenues from services were down 6.6% in constant currency compared to 2012 due to the decreased demand for interim services in our Experis business line, partially offset by an increase in the permanent recruitment business.

In 2012, revenues from services for APME increased 2.5% (3.1% in constant currency and 1.6% in organic constant currency) compared to 2011. China and India both made acquisitions in 2011, which significantly increased their revenues. Excluding acquisitions, revenue growth in constant currency for 2012 in China and India was 11.4% and 17.5%, respectively. In Japan, we saw a slight decrease
34	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

of 0.2% in constant currency for 2012 due to declining demand for our staffing services within our Manpower business line, offset by a 16.6% increase in the combined Experis and ManpowerGroup Solutions business lines, compared to 2011. In Australia, revenues were down 6.0% in constant currency for 2012 compared to 2011 due to the decreased demand resulting from their economic slowdown.
Gross profit margin decreased in 2013 compared to 2012 due to a decrease in our staffing/interim gross profit margin from modest pricing pressures and change in business mix, as well as the 5.3% decline in constant currency in our permanent recruitment business. In 2012, gross profit margin decreased due to the margin declines in our higher-margin ManpowerGroup Solutions business as well as a slight margin decline in our staffing/interim business.
Selling and administrative expenses decreased 10.4% (–1.6% in constant currency) in 2013 compared to 2012 related to reduced compensation-related expenses such as salaries and variable incentive-based costs due to lower headcount, partially offset by an increase in restructuring costs to $6.2 million recorded in 2013 compared to $0.7 million in 2012. In 2012, selling and administrative expenses decreased 3.6% (–3.5% in constant currency) compared to 2011 due to productivity improvements along with tighter expense controls.
OUP margin for APME was 2.9%, 3.3%, and 3.0% in 2013, 2012 and 2011, respectively. The OUP margin decrease in 2013 was due to the decrease in our gross profit margin, increase in restructuring costs and the impact of fewer billing days, partially offset by the decrease in salary-related costs due to lower headcount. The improvement in 2012 was due to productivity improvements and tighter expense controls as we were able to decrease our selling and administrative expenses while revenues increased.
Right Management — Right Management is a leading global provider of talent and career management (also known as outplacement services) workforce solutions, operating in over 130 offices in more than 50 countries and territories.

In 2013, revenues from services decreased 3.6% (–2.1% in constant currency) due to the 7.1% (–6.6% in constant currency) decline in demand for our talent management business. Our counter-cyclical outplacement services remained flat in constant currency in 2013 compared to 2012.
In 2012, revenues from services increased 1.5% (3.4% in constant currency). The increase was due to the growth in our outplacement services, which were up 10.1% (12.2% in constant currency) in 2012 compared to 2011, partially offset by a 12.8% (11.2% in constant currency) decline in demand for our talent management business, as we saw a longer sales cycle as clients deferred their discretionary spending.
Gross profit margin decreased in 2013 compared to 2012 due to the margin deterioration in both the outplacement business and talent management business, partially offset by the change in business mix as the higher-margin outplacement business represented a greater percentage of the revenue mix. In 2012, gross profit margin increased due to the margin improvement in each business line and the business mix changes in our revenues, as we saw an increase in the higher-margin outplacement services and a decrease in the lower-margin talent management business.
In 2013, selling and administrative expenses decreased 8.5% (–7.5% in constant currency) compared to 2012 due to the cost savings from the simplification and cost recalibration plan put in place in 2012, partially offset by an increase in restructuring costs to $14.0 million in 2013 compared to $10.9 million in 2012. In 2012, selling and administrative expenses decreased 1.7% (0.4% increase in constant currency) compared to 2011 as the cost savings from the restructuring plan to streamline the office infrastructure and management organization favorably impacted expense levels.
OUP margin for Right Management was 6.4%, 4.1% and –0.4% for 2013, 2012 and 2011, respectively. The OUP margin for 2013 improved due to the decrease in selling and administrative expenses from the cost savings from the simplification and cost recalibration plan noted above, partially offset by the decrease in the gross profit margin and the increase in restructuring costs in 2013. OUP margin in 2012 was higher compared to 2011 due to the greater mix of outplacement business as well as the decrease in selling and administrative expenses due to cost savings from the restructuring plan noted above, offset, in part, by the $10.9 million of restructuring costs incurred in 2012 compared to $5.5 million in 2011.
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	35

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

Amounts represent 2013 Percentages represent 2013 compared to 2012	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$2,967.0	(1.4)%	—%	(1.4)%	—%	(1.4)%
Other Americas	1,543.2	(2.7)	(3.9)	1.2	0.1	1.1
	4,510.2	(1.9)	(1.4)	(0.5)	0.1	(0.6)
Southern Europe:
France	5,284.9	(2.6)	3.2	(5.8)	0.2	(6.0)
Italy	1,087.6	2.9	3.2	(0.3)	—	(0.3)
Other Southern Europe	864.5	12.5	4.6	7.9	1.8	6.1
	7,237.0	(0.2)	3.4	(3.6)	0.3	(3.9)
Northern Europe	5,738.8	(0.6)	1.1	(1.7)	0.6	(2.3)
APME	2,447.7	(10.3)	(8.9)	(1.4)	—	(1.4)
Right Management	316.8	(3.6)	(1.5)	(2.1)	—	(2.1)
ManpowerGroup	$20,250.5	(2.1)%	—%	(2.1)%	0.3%	(2.4)%
Gross Profit — ManpowerGroup	$3,366.7	(2.2)%	(0.1)%	(2.1)%	0.3%	(2.4)%
Operating Unit Profit
Americas:
United States	$99.8	64.2%	—%	64.2%	—%	64.2%
Other Americas	43.9	(13.1)	(1.6)	(11.5)	0.6	(12.1)
	143.7	29.0	(0.8)	29.8	0.3	29.5
Southern Europe:
France	198.9	53.4	5.4	48.0	(0.1)	48.1
Italy	53.8	18.5	3.7	14.8	—	14.8
Other Southern Europe	11.9	18.1	6.5	11.6	9.3	2.3
	264.6	42.9	5.0	37.9	0.5	37.4
Northern Europe	139.7	(12.6)	0.5	(13.1)	0.6	(13.7)
APME	70.8	(22.0)	(8.7)	(13.3)	—	(13.3)
Right Management	20.4	52.3	(7.3)	59.6	—	59.6
Operating Profit — ManpowerGroup	$511.9	24.3%	—%	24.3%	0.5%	23.8%
36	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

Amounts represent 2012 Percentages represent 2012 compared to 2011	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$3,010.5	(4.0)%	—%	(4.0)%	—%	(4.0)%
Other Americas	1,585.4	4.8	(5.1)	9.9	0.3	9.6
	4,595.9	(1.2)	(1.7)	0.5	0.1	0.4
Southern Europe:
France	5,425.6	(12.2)	(7.6)	(4.6)	1.5	(6.1)
Italy	1,056.8	(15.8)	(6.9)	(8.9)	—	(8.9)
Other Southern Europe	768.5	(1.1)	(8.0)	6.9	—	6.9
	7,250.9	(11.7)	(7.5)	(4.2)	1.1	(5.3)
Northern Europe	5,773.9	(6.3)	(5.0)	(1.3)	—	(1.3)
APME	2,728.8	2.5	(0.6)	3.1	1.5	1.6
Right Management	328.5	1.5	(1.9)	3.4	—	3.4
ManpowerGroup	$20,678.0	(6.0)%	(4.6)%	(1.4)%	0.6%	(2.0)%
Gross Profit — ManpowerGroup	$3,442.0	(7.1)%	(4.1)%	(3.0)%	0.7%	(3.7)%
Operating Unit Profit
Americas:
United States	$60.8	(35.4)%	—%	(35.4)%	—%	(35.4)%
Other Americas	50.6	5.7	(3.4)	9.1	1.1	8.0
	111.4	(21.6)	(1.2)	(20.4)	0.4	(20.8)
Southern Europe:
France	129.6	(23.5)	(7.2)	(16.3)	1.1	(17.4)
Italy	45.4	(38.7)	(5.3)	(33.4)	—	(33.4)
Other Southern Europe	10.1	(6.8)	(7.8)	1.0	—	1.0
	185.1	(27.2)	(6.6)	(20.6)	0.7	(21.3)
Northern Europe	159.8	(24.8)	(3.8)	(21.0)	—	(21.0)
APME	90.7	15.2	(1.0)	16.2	1.6	14.6
Right Management	13.4	N/A	N/A	N/A	—	N/A
Operating Profit — ManpowerGroup	$411.7	(21.5)%	(5.0)%	(16.5)%	0.7%	(17.2)%
Cash Sources and Uses
Cash used to fund our operations is primarily generated through operating activities and provided by our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. During 2013, we repatriated $136.2 million of our foreign earnings. As of December 31, 2013, we had an additional $446.3 million of cash held by foreign subsidiaries that was not available to fund domestic operations unless repatriated. We anticipate cash repatriations to the United States from certain international subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2013 and 2012, we identified approximately $264.3 million and $341.1 million, respectively, of non-United States funds that are not permanently invested. Related to these non-United States earnings that may be remitted, we recorded a deferred tax liability of $16.7 million and $15.7 million as of December 31, 2013 and 2012, respectively.
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	37

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
Cash provided by operating activities was $396.7 million, $331.6 million and $69.2 million for 2013, 2012 and 2011, respectively. The increase in cash generated from operating activities in 2013 from 2012 is primarily attributable to the higher operating earnings in 2013. The increase in 2012 compared to 2011 was primarily attributable to decreased working capital needs as a result of the declining revenues and a 1.2 day decrease in our Days Sales Outstanding (“DSO”). Changes in operating assets and liabilities utilized $50.9 million of cash in 2013 as compared to $13.8 million in 2012 and $367.6 million in 2011.
Accounts receivable increased to $4,277.9 million as of December 31, 2013 from $4,179.0 million as of December 31, 2012, primarily due to increased business volume and the change in exchange rates. Utilizing exchange rates as of December 31, 2012, the December 31, 2013 balance would have been approximately $32.8 million lower than reported.
Capital expenditures were $44.7 million, $72.0 million and $64.9 million during 2013, 2012 and 2011, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $0.5 million, $3.3 million and $0.4 million in 2013, 2012 and 2011, respectively.
From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2013, 2012 and 2011 was $46.3 million, $49.0 million and $49.0 million, respectively. Goodwill and intangible assets resulting from the 2013 acquisitions, the majority of which took place in the United Kingdom and Norway, were $52.2 million and $10.1 million, respectively, as of December 31, 2013. Goodwill and intangible assets resulting from the 2012 acquisitions were $46.2 million and $7.6 million as of December 31, 2012, respectively.
On April 16, 2012, we acquired Damilo Group (“Damilo”), a French firm specializing in IT design solutions, for total consideration, net of cash acquired, of €21.2 ($28.0) million. Goodwill arising from this transaction was €30.8 ($40.6) million. The assumed liabilities and acquired assets, net of goodwill, related intangible assets and cash arising from the transaction were €33.8 ($44.6) million and €17.9 ($23.6) million, respectively. The related intangible assets were €6.3 ($8.0) million, €5.8 ($7.6) million and €5.0 ($6.8) million as of April 16, 2012, December 31, 2012 and December 31, 2013, respectively.
In 2011, we acquired the shares and voting rights of Proservia SA (“Proservia”), a provider of information technology and systems engineering solutions in France. The purchase price was €14.89 ($19.93) per share. The total consideration, net of cash acquired, was €21.6 ($29.4) million. Goodwill arising from this transaction was €20.7 ($27.7) million. The related intangible assets were €9.4 ($12.4) million and €8.1 ($11.2) million as of December 31, 2012 and 2013, respectively.
Net debt payments were $271.3 million for 2013, as compared to net borrowings of $41.7 million and $15.3 million in 2012 and 2011, respectively. In June 2013, we paid off our €200.0 million 4.75% notes with available cash upon maturity. We use excess cash to pay down borrowings under facilities when appropriate.
In December 2012 and November 2011, the Board of Directors authorized the repurchase of 8.0 million and 3.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. No repurchases were made in 2013. In 2012, we repurchased a total of 3.6 million shares, comprised of 0.6 million shares under a previous authorization and 3.0 million shares under the 2011 authorization, at a total cost of $138.2 million. In 2011, we repurchased a total of 2.6 million shares under previous authorizations at a total cost of $104.5 million. As of December 31, 2013, there were 8.0 million shares remaining authorized for repurchase under the 2012 authorization and no shares remaining under any previous authorizations.
38	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

We have aggregate commitments of $1,543.2 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	Total	2014	2015–2016	2017–2018	Thereafter
Long-term debt including interest	$580.0	$23.4	$44.2	$512.4	$—
Short-term borrowings	34.2	34.2	—	—	—
Operating leases	688.4	186.2	245.7	136.8	119.7
Severances and other office closure costs	48.4	36.9	8.3	3.2	—
Other	192.2	63.9	72.9	30.0	25.4
	$1,543.2	$344.6	$371.1	$682.4	$145.1
Our liability for unrecognized tax benefits, including related interest and penalties, of $30.4 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.
We recorded net restructuring costs of $89.4 million, $48.8 million and $23.1 million in 2013, 2012 and 2011, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts. During 2013, we made payments of $82.4 million out of our restructuring reserve. We expect a majority of the remaining $48.4 million reserve will be paid in 2014. (See Note 1 to the Consolidated Financial Statements for further information.)
We have entered into guarantee contracts and stand-by letters of credit that total approximately $156.5 million and $166.8 million as of December 31, 2013 and 2012, respectively ($118.2 million and $128.9 million for guarantees, respectively, and $38.3 million and $37.9 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.8 million and $1.7 million in 2013 and 2012, respectively.

Total capitalization as of December 31, 2013 was $3,432.1 million, comprised of $517.9 million in debt and $2,914.2 million in equity. Debt as a percentage of total capitalization was 15%, 24% and 22% as of December 31, 2013, 2012 and 2011, respectively. The decrease in 2013 in debt as a percentage of total capitalization is primarily due to the repayment of the euro-denominated notes with available cash.
EURO NOTES
On June 14, 2013, upon maturity, we paid off our €200.0 million aggregate principal amount of 4.75% notes with available cash.
On June 22, 2012, we offered and sold €350.0 million aggregate principal amount of the Company’s 4.50% notes due June 22, 2018 (the “€350.0 million Notes”). The net proceeds from the €350.0 million Notes of €348.7 million were used to repay borrowings under our revolving credit facility that were drawn in May 2012 to repay our €300.0 million notes that matured on June 1, 2012 and for general corporate purposes. The €350.0 million Notes were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 million Notes is payable in arrears on June 22 of each year. The €350.0 million Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €350.0 million Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €350.0 million Notes. The notes also contain certain customary non-financial restrictive covenants and events of default.
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	39

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
When the €350.0 million Notes mature, we plan to repay the amount with available cash, borrowings under our $600.0 million revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace the €350.0 million Notes.
The €350.0 million Notes have been designated as a hedge of our net investment in subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income. (See Significant Matters Affecting Results of Operations and Notes 7 and 12 to the Consolidated Financial Statements for further information.)
REVOLVING CREDIT AGREEMENT
On October 15, 2013, we amended and restated our Five-Year Credit Agreement (“the Amended Agreement”) with a syndicate of commercial banks to, among other things: decrease the revolving commitments from $800.0 million to $600.0 million, revise the termination date of the facility from October 5, 2016 to October 15, 2018, and permit the termination date of the facility to be extended by an additional year twice during the term of the Amended Agreement. The remaining material terms and conditions of the Amended Agreement are substantially similar to the material terms and conditions of our Five-Year Credit Agreement dated October 5, 2011.
The Amended Agreement allows for borrowing in various currencies and up to $150.0 million may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of December 31, 2013 or 2012. Outstanding letters of credit issued under the Amended Agreement totaled $0.9 million as of both December 31, 2013 and 2012. Additional borrowings of $599.1 million and $799.1 million were available to us under the facility as of December 31, 2013 and 2012, respectively.
Under the Amended Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $600.0 million facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit rating agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 million to $0.3 million annually.
The Amended Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Amended Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.
As defined in the Amended Agreement, we had a net Debt-to-EBITDA ratio of 0.28 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 3.29 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2013. Based on our current forecast, we expect to be in compliance with our financial covenants for the next 12 months.
OTHER
In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2013, such uncommitted credit lines totaled $376.9 million, of which $339.9 million was unused. Under the Amended Agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year. Due to these limitations, additional borrowings of $263.0 million could have been made under these lines as of December 31, 2013.
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
40	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

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
Bad debt expense, which increases our allowance for doubtful accounts, is recorded as a selling and administrative expense and was $24.1 million, $29.2 million and $25.9 million for 2013, 2012 and 2011, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.
Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $26.4 million, $23.2 million and $25.0 million for 2013, 2012 and 2011, respectively.
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
Defined Benefit Pension Plans
We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the United States, Norway and other European countries. Annual expense relating to these plans is recorded as selling and administrative expense and is estimated to be approximately $12.6 million in 2014, compared to $11.8 million, $12.6 million and $9.7 million in 2013, 2012 and 2011, respectively. Included in the 2013 expense was a $2.3 million curtailment gain resulting from an amendment to a defined benefit plan in the Netherlands. Effective January 1, 2013, the Netherlands’ defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan.
The calculations of annual pension expense and the pension liability required at year-end include various actuarial assumptions such as discount rates, expected rate of return on plan assets, compensation increases and employee turnover rates. We review the actuarial assumptions on an annual basis and make modifications to the assumptions as necessary. We review market data and historical rates, on a country-by-country basis, to check for reasonableness in setting both the discount rate and the expected return on plan assets. We determine the discount rate based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year. The expected return on plan assets is determined based on the expected returns of the various investment asset classes held in the plans. We estimate compensation increases and employee turnover rates for each plan based on the historical rates and the expected future rates for each respective country. Changes to any of these assumptions will impact the level of annual expense recorded related to the plans.
We used a weighted-average discount rate of 4.6% for the United States plans and 4.1% for non-United States plans in determining the estimated pension expense for 2014. These rates compare to the weighted-average discount rate of 3.7% for the United States plans and 4.2% for non-United States plans in determining the estimated pension expense for 2013, and reflect the current interest rate environment. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate would impact 2014 consolidated pension expense by approximately $0.1 million and $0.8 million for the United States plans and non-United States plans, respectively. We have selected a weighted-average expected return on plan assets of 6.0% for the United States plans and 4.5% for the non-United States plans in determining the estimated pension expense for 2014. The comparable rates used for the calculation of the 2013 pension expense were
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	41

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
6.0% and 4.0% for the United States plans and non-United States plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2014 consolidated pension expense by approximately $0.1 million for the United States plans and $0.8 million for the non-United States plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 8 to the Consolidated Financial Statements for further information.)
United States Workers’ Compensation
In the United States, we are under a self-insured retention program in most states covering workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2013 and 2012 was $75.3 million and $74.8 million, respectively. Workers’ compensation expense is recorded as a component of cost of services.
There are two main factors that impact workers’ compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work have fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers’ compensation expense in the United States by approximately $3.0 million.
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
Social Program Remittances and Payroll Tax Audit Exposure
On a routine basis, various governmental agencies in some of the countries and territories in which we operate audit our payroll tax calculations and our compliance with other payroll-related regulations. These audits focus primarily on documentation requirements and our support for our payroll tax remittances. Due to the nature of our business, the number of people that we employ, and the complexity of some payroll tax regulations, we may have some adjustments to the payroll tax remittances as a result of these audits.
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
In France, we currently maintain a reserve related to these programs for 2007 through 2013, which has been estimated based on the results of past audits, changes in business volumes and the assessments related to the audit of 2009 through 2011. While some adjustment may be appropriate as we finalize the audits, we do not expect any significant adjustments to the recorded amount in the near term.
The French government passed legislation effective January 1, 2013 to improve the competitiveness and reduce employment costs by offering payroll tax credits to most French and foreign enterprises subject to corporate tax in France. This law, Credit d’Impôt pour la Compétitivité et l’Emploi (“CICE”), provides credits based on a percentage of wages paid to employees receiving less than two-and-a-half times the French minimum wage. The payroll tax credit is equal to 4% of
42	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

eligible wages in 2013 and increases to 6% of eligible wages starting in 2014. We intend to use the credit to invest in employment opportunities and to improve our competitiveness, as required by the law. We are uncertain what impact, if any, this credit will have on overall market pricing or on client requests for pricing concessions, either of which could reduce the net benefit we receive from these credits. Due to the complexity of compliance with this law, we may have adjustments to the payroll tax credit amount as a result of any audits. The CICE credit is accounted for as a reduction of our cost of services in the period earned, and has had a favorable impact on our consolidated gross profit margin, as well as margins in France and Southern Europe.
The payroll tax credit is creditable against our current income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of the CICE credits after the three-year period. However, we entered into an agreement in December 2013 to sell a portion of the credits earned in 2013 for net proceeds of $104.0 million. We derecognized these receivables upon sale date as the terms of the agreement are such that the transaction qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of this receivable was recorded as a reduction of the payroll tax credits in cost of services. We received the cash from the sale in December, which improved our operating cash flows in the fourth quarter of 2013.
In France, during the second quarter of 2013, a number of clients asserted claims against us, requesting refunds for various payroll tax subsidies that we have received dating back to 2003 related to our French temporary associates. While we receive claims in the normal course of business, there was a significant increase in claims made during the second quarter due to an impending change in the French statute of limitations that reduced the claims period from 10 to 5 years for claims filed after June 2013. We did not receive any claims in the remainder of 2013. We believe the claims against us are without merit as a matter of French law. Payroll tax subsidies have historically been for the benefit of the direct employer of the temporary associates. As such, our pricing practices implicitly consider all direct costs of employing our temporary associates, and factor in the benefit provided by these payroll tax subsidies. The French Supreme Court has been asked to confirm that, as a matter of law, the benefit of the payroll tax subsidies belongs to the direct employer, with a ruling expected during 2014. We believe the likelihood of any loss to be remote and do not expect the resolution of these claims to have a material impact on our consolidated financial statements or the results of our France and Southern Europe segments.
DEFERRED REVENUE
We recognize revenues under the current accounting guidance on revenue recognition. The accounting guidance generally provides that revenues for time-based services be recognized over the average length of the services being provided. For the outplacement line of business, we recognize revenues from individual programs and for larger projects over the estimated period in which services are rendered to candidates. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria have been met.
The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets.
Significant factors impacting deferred revenue are the type of programs and projects sold and the volume of current billings for new programs and projects. Over time, an increasing volume of new billings will generally result in higher amounts of deferred revenue, while decreasing levels of new billings will generally result in lower amounts of deferred revenue. As of December 31, 2013 and 2012, the current portion of deferred revenue was $48.5 million and $55.7 million, respectively, and the long-term portion of deferred revenue was $10.0 million and $17.1 million, respectively.
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
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	43

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
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
Our judgment is required in determining our deferred tax assets and liabilities, and any valuation allowances recorded. Our net deferred tax assets may need to be adjusted in the event that tax rates are modified, or our estimates of future taxable income change, such that deferred tax assets or liabilities are expected to be recovered or settled at a different tax rate than currently estimated. In addition, valuation allowances may need to be adjusted in the event that our estimate of future taxable income changes from the amounts currently estimated. We have unrecognized tax benefits related to items in various countries and territories. To the extent these items are settled for an amount different than we currently expect, the unrecognized tax benefit will be adjusted.
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
We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2013 and 2012, and there was no impairment of our goodwill or our indefinite-lived intangible assets.
Significant assumptions used in our annual goodwill impairment test during the third quarter of 2013 included: expected future revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 11.7% to 16.5%, and a terminal value multiple. The expected future revenue growth rates and operating unit profit margins were determined after taking into consideration our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance, including the effects of the simplification and cost recalibration plan.
The table below provides a sample of our reporting units’ estimated fair values and carrying values, which were determined as part of our annual goodwill impairment test performed in the third quarter ended September 30, 2013. The reporting units included below represented approximately 70% of our consolidated goodwill balance as of September 30, 2013.

(in millions)	United States	Netherlands	France	Right Management
Estimated fair values	$1,143.0	$148.9	$1,577.0	$258.8
Carrying values	977.8	110.9	537.6	137.8
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
44	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

Approximately 85% of our revenues and profits are generated outside of the United States, with approximately 45% generated from our European operations with a euro-functional currency. As a result, fluctuations in the value of foreign currencies against the United States dollar, particularly the euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the monthly weighted-average exchange rates for the year. Consequently, as the value of the United States dollar changes relative to the currencies of our major markets, our reported results vary.
Throughout 2013, the United States dollar was volatile against many of the currencies of our major markets; however, the fluctuations resulted in no impact to our consolidated revenues from services. In 2012, revenues from services in constant currency were approximately 5.0% higher than reported. In both 2013 and 2012, a change in the strength of the United States dollar by 10% would have impacted our revenues from services by approximately 8.5% from the amounts reported.
Fluctuations in currency exchange rates also impact the United States dollar amount of our shareholders’ equity. The assets and liabilities of our non-United States subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders’ equity as a component of accumulated other comprehensive income. The United States dollar weakened relative to many foreign currencies as of December 31, 2013 compared to December 31, 2012. Consequently, shareholders’ equity increased by $43.0 million as a result of the foreign currency translation as of December 31, 2013. If the United States dollar had weakened an additional 10% as of December 31, 2013, resulting translation adjustments recorded in shareholders’ equity would have increased by approximately $85.5 million from the amounts reported.
As of December 31, 2012, the United States dollar had weakened relative to many foreign currencies compared to December 31, 2011. Consequently, shareholders’ equity increased by $8.0 million as a result of the foreign currency translation as of December 31, 2012. If the United States dollar had weakened an additional 10% as of December 31, 2012, resulting translation adjustments recorded in shareholders’ equity would have increased by approximately $47.0 million from the amounts reported.
Although currency fluctuations impact our reported results and shareholders’ equity, such fluctuations generally do not affect our cash flow or result in actual economic gains or losses. Substantially all of our subsidiaries derive revenues and incur expenses within a single country and, consequently, do not generally incur currency risks in connection with the conduct of their normal business operations. We generally have few cross-border transfers of funds, except for transfers to the United States for payment of license fees and interest expense on intercompany loans, working capital loans made between the United States and our foreign subsidiaries, dividends from our foreign subsidiaries, and payments between certain countries and territories for services provided. To reduce the currency risk related to these transactions, we may borrow funds in the relevant foreign currency under our revolving credit agreement or we may enter into a forward contract to hedge the transfer.
As of December 31, 2013, there were £7.8 ($12.5) million of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2014. Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings as is the currency gain or loss on the amounts owed.
As of December 31, 2013, we had outstanding $480.9 million in principal amount of euro-denominated notes (€350.0 million). The note has been designated as a hedge of our net investment in subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowing, translation gains or losses related to the borrowing is included as a component of accumulated other comprehensive income. Shareholders’ equity decreased by $9.5 million, net of tax, due to changes in accumulated other comprehensive income during the year due to the currency impact on these designated borrowings.
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	45

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
Interest Rates — Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2013, we had the following fixed- and variable- rate borrowings:
(in millions)	Amount	Weighted- Average Interest Rate(1)
Variable-rate borrowings	$34.2	12.5%
Fixed-rate borrowings	483.7	4.5
Total debt	$517.9	5.0%
(1) The rates are impacted by currency exchange rate movements.
Sensitivity analysis — The following tables summarize our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the United States dollar spot rate as of December 31, 2013 and 2012. The exchange rate computations assume a 10% appreciation or 10% depreciation of the euro and British pound to the United States dollar.
The hypothetical impact on 2013 and 2012 earnings and accumulated other comprehensive income of the stated change in rates is as follows:

2013 (in millions)	Movements In Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro notes:
€350.0, 4.51% Notes due June 2018	$48.1	(1)	$(48.1	)(1)
Forward contracts:
£7.8 to $12.5	1.3		(1.3)

2012 (in millions)	Movements In Exchange Rates
Market Sensitive Instrument	10 % Depreciation		10% Appreciation
Euro notes:
€200.0, 4.86% Notes due June 2013	$26.4	(1)	$(26.4	)(1)
€350.0, 4.51% Notes due June 2018	46.2	(1)	(46.2	)(1)
Forward contracts:
£4.0 to $6.4	0.6		(0.6)
(1)	Exchange rate movements are recorded through accumulated other comprehensive income as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a euro-functional currency.
The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the forward contracts, are as follows:

As of December 31, 2013
Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Fixed-rate debt:
€350.0, 4.51% Notes due June 2018	$52.0	(1)	$(52.0	)(1)
Forward contracts:
£7.8 to $12.5	1.3		(1.3)

As of December 31, 2012
Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Fixed-rate debt:
€200.0, 4.86% Notes due June 2013	$26.8	(1)	$(26.8	)(1)
€350.0, 4.51% Notes due June 2018	51.1	(1)	(51.1	)(1)
Forward contracts:
£4.0 to $6.4	0.6		(0.6)

(1)	This change in fair value is not recorded in the Consolidated Financial Statements, however disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.
46	ManpowerGroup 2013 Annual Report Management’s Discussion & Analysis

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
LEGAL REGULATIONS
The workforce solutions and services industry is closely regulated in all of the major markets in which we operate except the United States and Canada. Many countries and territories impose licensing or registration requirements and substantive restrictions on employment services, either on the provider of recruitment services or the ultimate client company, or minimum benefits to be paid to the temporary employee either during or following the temporary assignment. Regulations also may restrict the length of assignments, the type of work permitted or the occasions on which contingent workers may be used. Changes in applicable laws or regulations have occurred in the past and are expected in the future to affect the extent to which workforce solutions and services firms may operate. These changes could impose additional costs, taxes, record keeping or reporting requirements; restrict the tasks to which contingent workers may be assigned; limit the duration of or otherwise impose restrictions on the nature of the relationship (with us or the client); or otherwise adversely affect the industry. All of our other service lines are currently not regulated.
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
In Germany, the Confederation of German Trade Unions (representing eight German trade unions and over six million people) and the Employer’s Association of the Temporary Staffing Industry (representing two major temporary worker employers’ associations) entered into a new Collective Labor Agreement effective November 2013. The agreement required higher wages to temporary employees and higher cost for vacation, sick pay and temporary staff time accounts, and took effect between November 2013 and January 2014. This agreement is similar to nine other Collective Labor Agreements which became effective between November 2012 and July 2013. These changes will all have an unfavorable impact on our gross profit margin in Germany, as we pass on many of these additional costs to the client without a mark-up. However, we currently do not expect a significant impact on our consolidated or Northern Europe financial results.
The Agency Workers Directive (“AWD”) impacts all EU member states and was passed to ensure “equal treatment” for agency (temporary) workers. It also requires all member states to review and address unnecessary prohibitions and restrictions on the use of agency workers. Equal treatment had been in place by law in many countries; therefore, we have not seen any significant changes. We have seen a decline in gross profit margin in some countries, as any cost increases could not always be passed on with a normal mark-up, but no other significant impact on our business from these changes.
In June 2013, the employer mandate provisions of the new U.S. healthcare legislation, Patient Protection and Affordable Care Act (PPACA), were delayed until 2015 from the original effective date of 2014. The employer mandate provisions of PPACA are expected to have the greatest financial impact on us and our clients with U.S.-based employees. We expect this legislation will increase the employment costs of our permanent employees and our associates, but we continue to assess the potential impact. Our intention is to pass on to our U.S. clients any cost increases related to our associates, however there is no assurance that we will be fully successful.
Management’s Discussion & Analysis ManpowerGroup 2013 Annual Report	47

MANAGEMENT’S DISCUSSION & ANALYSIS
of financial condition and results of operations
RECENTLY ISSUED ACCOUNTING STANDARDS
See Note 1 to the Consolidated Financial Statements.
FORWARD-LOOKING STATEMENTS
Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Forward-Looking Statements” in our annual report on Form 10-K for the year ended December 31, 2013, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.
48	ManpowerGroup 2013 Annual Report Management's Discussion & Analysis

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
Under the supervision and with the participation of management, including our Chairman and Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Deloitte & Touche LLP, our independent registered public accounting firm, issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is included herein. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2013.
February 21, 2014
Management Report on Internal Control Over Financial Reporting ManpowerGroup 2013 Annual Report	49

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ManpowerGroup Inc.
We have audited the accompanying consolidated balance sheets of ManpowerGroup Inc. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 21, 2014
50	ManpowerGroup 2013 Annual Report Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of ManpowerGroup Inc.
We have audited the internal control over financial reporting of ManpowerGroup Inc. and subsidiaries (the “Company”) as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2013 of the Company and our report dated February 21, 2014 expressed an unqualified opinion on those financial statements.
Milwaukee, Wisconsin
February 21, 2014
Report of Independent Registered Public Accounting Firm ManpowerGroup 2013 Annual Report	51

CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

Year Ended December 31	2013	2012	2011
Revenues from services	$20,250.5	$20,678.0	$22,006.0
Cost of services	16,883.8	17,236.0	18,299.7
Gross profit	3,366.7	3,442.0	3,706.3
Selling and administrative expenses	2,854.8	3,030.3	3,182.1
Operating profit	511.9	411.7	524.2
Interest and other expenses	36.4	43.3	44.3
Earnings before income taxes	475.5	368.4	479.9
Provision for income taxes	187.5	170.8	228.3
Net earnings	$288.0	$197.6	$251.6
Net earnings per share — basic	$3.69	$2.49	$3.08
Net earnings per share — diluted	$3.62	$2.47	$3.04
Weighted average shares — basic	78.0	79.5	81.6
Weighted average shares — diluted	79.6	80.1	82.8
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
in millions
Year Ended December 31	2013	2012	2011
Net earnings	$288.0	$197.6	$251.6
Other comprehensive income (loss):
Foreign currency translation adjustments	52.7	0.2	(56.4)
Translation adjustments on net investment hedge, net of income taxes of $(5.4), $(4.8), $7.9, respectively	(9.5)	(7.9)	12.9
Translation adjustments of long-term intercompany loans	(0.2)	15.7	1.2
Unrealized (loss) gain on investments, net of income taxes of $(2.3), $1.1 and $0.0, respectively	(0.3)	3.6	0.2
Defined benefit pension plans and retiree health care plan, net of income taxes of $5.2, $(4.3) and $(4.8), respectively	5.1	(12.5)	(9.6)
Total other comprehensive income (loss)	$47.8	$(0.9)	$(51.7)
Comprehensive income	$335.8	$196.7	$199.9
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
52	ManpowerGroup 2013 Annual Report Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income

CONSOLIDATED BALANCE SHEETS
in millions, except share and per share data

December 31	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	$737.6	$648.1
Accounts receivable, less allowance for doubtful accounts of $118.6 and $118.0, respectively	4,277.9	4,179.0
Prepaid expenses and other assets	161.3	172.9
Future income tax benefits	66.2	60.6
Total current assets	5,243.0	5,060.6
Other Assets
Goodwill	1,090.9	1,041.3
Intangible assets, less accumulated amortization of $247.9 and $213.2, respectively	309.1	330.6
Other assets	479.3	395.3
Total other assets	1,879.3	1,767.2
Property and Equipment
Land, buildings, leasehold improvements and equipment	706.2	704.1
Less: accumulated depreciation and amortization	540.2	519.3
Net property and equipment	166.0	184.8
Total assets	$7,288.3	$7,012.6
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable	$1,523.9	$1,466.5
Employee compensation payable	230.4	210.7
Accrued liabilities	536.1	533.8
Accrued payroll taxes and insurance	680.7	685.7
Value added taxes payable	502.5	472.5
Short-term borrowings and current maturities of long-term debt	36.0	308.0
Total current liabilities	3,509.6	3,677.2
Other Liabilities
Long-term debt	481.9	462.1
Other long-term liabilities	382.6	372.5
Total other liabilities	864.5	834.6
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 112,014,673 and 109,543,492 shares, respectively	1.1	1.1
Capital in excess of par value	3,014.0	2,873.2
Retained earnings	1,317.5	1,101.5
Accumulated other comprehensive income	82.2	34.4
Treasury stock at cost, 32,658,685 and 32,896,063 shares, respectively	(1,500.6)	(1,509.4)
Total shareholders’ equity	2,914.2	2,500.8
Total liabilities and shareholders’ equity	$7,288.3	$7,012.6
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
Consolidated Balance Sheets ManpowerGroup 2013 Annual Report	53

CONSOLIDATED STATEMENTS OF CASH FLOWS
in millions

Year Ended December 31	2013	2012	2011
Cash Flows from Operating Activities
Net earnings	$288.0	$197.6	$251.6
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	94.3	100.5	104.4
Deferred income taxes	17.0	(11.6)	24.8
Provision for doubtful accounts	24.1	29.2	25.9
Share-based compensation	31.5	30.0	31.4
Excess tax benefit on exercise of share-based awards	(7.3)	(0.3)	(1.3)
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(82.6)	48.3	(417.1)
Other assets	(35.9)	(9.2)	(48.2)
Other liabilities	67.6	(52.9)	97.7
Cash provided by operating activities	396.7	331.6	69.2
Cash Flows from Investing Activities
Capital expenditures	(44.7)	(72.0)	(64.9)
Acquisitions of businesses, net of cash acquired	(46.3)	(49.0)	(49.0)
Proceeds from the sale of property and equipment	3.4	3.7	4.4
Cash used in investing activities	(87.6)	(117.3)	(109.5)
Cash Flows from Financing Activities
Net change in short-term borrowings	(5.7)	(6.7)	15.6
Proceeds from long-term debt	3.9	751.6	0.8
Repayments of long-term debt	(269.5)	(703.2)	(1.1)
Proceeds from share-based awards	101.0	6.0	29.5
Other share-based transactions, net	16.1	(6.3)	1.3
Repurchases of common stock	—	(138.2)	(104.5)
Dividends paid	(72.0)	(67.8)	(65.1)
Cash used in financing activities	(226.2)	(164.6)	(123.5)
Effect of exchange rate changes on cash	6.6	17.9	(28.3)
Net increase (decrease) in cash and cash equivalents	89.5	67.6	(192.1)
Cash and cash equivalents, beginning of year	648.1	580.5	772.6
Cash and cash equivalents, end of year	$737.6	$648.1	$580.5
Supplemental Cash Flow Information
Interest paid	$43.5	$39.9	$43.2
Income taxes paid, net	$60.3	$123.0	$170.7
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
54	ManpowerGroup 2013 Annual Report Consolidated Statements of Cash Flows

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
in millions, except share and per share data

					Accumulated
			Capital in		Other
	Common Stock		Excess of	Retained	Comprehensive	Treasury
	Shares issued	Par Value	Par Value	Earnings	Income (Loss)	Stock	Total
Balance, January 1, 2011	108,294,605	$1.1	$2,781.7	$785.2	$87.0	$(1,257.8)	$2,397.2
Net earnings				251.6			251.6
Other comprehensive loss					(51.7)		(51.7)
Issuances under equity plans, including tax benefits	781,732		33.1			(2.3)	30.8
Share-based compensation expense			31.4				31.4
Dividends ($0.80 per share)				(65.1)			(65.1)
Repurchases of common stock						(104.5)	(104.5)
Other			(6.3)				(6.3)
Balance, December 31, 2011	109,076,337	1.1	2,839.9	971.7	35.3	(1,364.6)	2,483.4
Net earnings				197.6			197.6
Other comprehensive loss					(0.9)		(0.9)
Issuances under equity plans, including tax benefits	467,155		3.3			(6.6)	(3.3)
Share-based compensation expense			30.0				30.0
Dividends ($0.86 per share)				(67.8)			(67.8)
Repurchases of common stock						(138.2)	(138.2)
Balance, December 31, 2012	109,543,492	1.1	2,873.2	1,101.5	34.4	(1,509.4)	2,500.8
Net earnings				288.0			288.0
Other comprehensive income					47.8		47.8
Issuances under equity plans, including tax benefits	2,471,181		109.3			8.8	118.1
Share-based compensation expense			31.5				31.5
Dividends ($0.92 per share)				(72.0)			(72.0)
Balance, December 31, 2013	112,014,673	$1.1	$3,014.0	$1,317.5	$82.2	$(1,500.6)	$2,914.2
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.
Consolidated Statements of Shareholders’ Equity ManpowerGroup 2013 Annual Report	55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
01.
Summary of Significant Accounting Policies
NATURE OF OPERATIONS
ManpowerGroup Inc. is a world leader in the innovative workforce solutions and services industry. Our global network of over 3,100 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. Our largest operations, based on revenues, are located in the United States, France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.
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
BASIS OF CONSOLIDATION
The Consolidated Financial Statements include our operating results and the operating results of all of our subsidiaries. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the Consolidated Financial Statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $140.2 and $85.3 as of December 31, 2013 and 2012, respectively, and are included in other assets in the Consolidated Balance Sheets. Included in shareholders’ equity as of December 31, 2013 and 2012 are $74.4 and $67.2, respectively, of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.
During the third quarter of 2013, we determined that the carrying amount of the equity interest in our Swiss franchise was understated by $37.7 due to an error in recording the currency effect on the investment. We believe that the error was not material to the Consolidated Financial Statements for the year ended December 31, 2013 or the prior period consolidated financial statements. Accordingly, we recorded an adjustment to increase other assets and accumulated other comprehensive income by $37.7 on the Consolidated Balance Sheet effective September 30, 2013 and the impact is included in foreign currency translation adjustments on the Consolidated Statements of Comprehensive Income for the year ended December 31, 2013. There was no impact to the Consolidated Statements of Operations or Consolidated Statements of Cash Flows for any period presented.
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
Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in revenues from services, were $24.4, $23.9 and $25.2 for the years ended December 31, 2013, 2012 and 2011, respectively.
In our outplacement business, we recognize revenues from individual programs and for large projects over the estimated period in which services are rendered to candidates. In our consulting business, revenues are recognized upon the performance of the service under the consulting service contract. For performance-based contracts, we defer recognizing revenues until the performance criteria have been met.
56	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2013 and 2012, the current portion of deferred revenue was $48.5 and $55.7, respectively, and the long-term portion of deferred revenue was $10.0 and $17.1, respectively.
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
Bad debt expense is recorded as selling and administrative expenses in our Consolidated Statements of Operations and was $24.1, $29.2 and $25.9 in 2013, 2012 and 2011, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $26.4, $23.2 and $25.0 for 2013, 2012 and 2011, respectively.
ADVERTISING COSTS
We expense production costs of advertising as they are incurred. Advertising expenses were $22.3, $27.2 and $34.0 in 2013, 2012 and 2011, respectively.
RESTRUCTURING COSTS
We recorded net restructuring costs of $89.4, $48.8 and $23.1 in 2013, 2012 and 2011, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries and territories. These expenses are net of reversals of previous accruals resulting mainly from larger-than-estimated cost savings from subleasing and lease buyouts. During 2013, we made payments of $82.4 out of our restructuring reserve. We expect a majority of the remaining $48.4 reserve will be paid or utilized in 2014. Changes in the restructuring liability balances for each reportable segment and Corporate are as follows:

		Southern	Northern		Right
	Americas (1)	Europe (2)	Europe	APME	Management	Corporate	Total
Balance, January 1, 2012	$4.0	$4.2	$11.8	$1.2	$8.2	$—	$29.4
Severance costs, net	5.8	2.1	8.3	0.7	3.1	9.2	29.2
Office closure costs, net	4.0	1.7	4.9	—	7.8	1.2	19.6
Costs paid or utilized	(9.3)	(3.3)	(9.4)	(1.9)	(12.5)	(0.4)	(36.8)
Balance, December 31, 2012	4.5	4.7	15.6	—	6.6	10.0	41.4
Severance costs, net	15.2	6.2	24.7	2.7	9.1	4.4	62.3
Office closure costs, net	2.8	1.6	14.3	3.5	4.9	—	27.1
Costs paid or utilized	(15.7)	(8.0)	(32.4)	(4.4)	(8.3)	(13.6)	(82.4)
Balance, December 31, 2013	$6.8	$4.5	$22.2	$1.8	$12.3	$0.8	$48.4

(1)	Balance related to United States was $3.3 as of January 1, 2012. In 2012, United States incurred $3.4 for severance costs and $4.0 for office closure costs and paid/utilized $6.9, leaving a $3.8 liability as of December 31, 2012. In 2013, United States incurred $7.8 for severance costs and $1.8 for office closure costs and paid/utilized $8.3, leaving a $5.1 liability as of December 31, 2013.

(2)	Balance related to France was $3.5 as of January 1, 2012. In 2012, France incurred $1.7 for office closure costs and paid/utilized $1.4, leaving a $3.8 liability as of December 31, 2012. In 2013, France incurred $0.6 for severance costs and $1.6 for office closure costs and paid/utilized $2.5, leaving a $3.5 liability as of December 31, 2013. Italy had a $0.4 liability as of January 1, 2012. In 2012, Italy incurred $0.7 for severance costs and paid $0.2, leaving a $0.9 liability as of December 31, 2012. In 2013, Italy recorded severance costs of $3.4 and paid out $3.4, leaving a $0.9 liability as of December 31, 2013.
Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	57

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
FAIR VALUE MEASUREMENTS
The assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

	Fair Value Measurements Using				Fair Value Measurements Using
		Quoted Prices in Active Markets for Identical	Significant Other Observable	Significant Unobservable		Quoted Prices in Active Markets for Identical	Significant Other Observable	Significant Unobservable
	December 31, 2013	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)	December 31, 2012	Assets (Level 1)	Inputs (Level 2)	Inputs (Level 3)
Assets
Foreign currency forward contracts	$0.3	$—	$0.3	$—	$0.1	$—	$0.1	$—
Deferred compensation plan assets	71.6	71.6	—	—	58.7	58.7	—	—
	$71.9	$71.6	$0.3	$—	$58.8	$58.7	$0.1	$—
We determine the fair value of our deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the foreign currency forward contracts is measured at the value from either directly or indirectly observable third parties.
The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of our variable-rate long-term debt approximates fair value. The fair value of the euro-denominated notes, as observable at commonly quoted intervals (Level 2 inputs), was $520.1 and $778.8 as of December 31, 2013 and 2012, respectively, compared to a carrying value of $480.9 and $725.5, respectively.
GOODWILL AND OTHER INTANGIBLE ASSETS
We have goodwill, finite-lived intangible assets and indefinite-lived intangible assets as follows:
	2013			2012
		Accumulated			Accumulated
December 31	Gross	Amortization	Net	Gross	Amortization	Net
Goodwill(1)	$1,090.9	$—	$1,090.9	$1,041.3	$—	$1,041.3
Intangible assets:
Finite-lived:
Technology	$19.6	$19.6	$—	$19.6	$19.6	$—
Franchise agreements	18.0	17.9	0.1	18.0	16.1	1.9
Customer relationships	351.5	196.4	155.1	339.0	165.1	173.9
Other	16.2	14.0	2.2	15.2	12.4	2.8
	405.3	247.9	157.4	391.8	213.2	178.6
Indefinite-lived:
Tradenames(2)	54.0	—	54.0	54.0	—	54.0
Reacquired franchise rights	97.7	—	97.7	98.0	—	98.0
	151.7	—	151.7	152.0	—	152.0
Total intangible assets	$557.0	$247.9	$309.1	$543.8	$213.2	$330.6

(1)	Balances were net of accumulated impairment loss of $513.4 as of both December 31, 2013 and 2012.

(2)	Balances were net of accumulated impairment loss of $139.5 as of both December 31, 2013 and 2012.
58	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

Amortization expense related to intangibles was $34.1, $36.7 and $38.9 in 2013, 2012 and 2011, respectively. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2013 is as follows: 2014 — $30.3, 2015 — $27.0, 2016 — $23.9, 2017 — $20.3 and 2018 — $18.0. The weighted-average useful lives of the technology, franchise agreements, customer relationships and other are 5, 10, 14 and 3 years, respectively. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the United States and Canada completed prior to 2009.

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
We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2013, 2012 and 2011, and there was no impairment of our goodwill or indefinite-lived intangible as a result of our annual tests.
We utilize a two-step method for determining goodwill impairment. In the first step, we determined the fair value of each reporting unit, generally by utilizing an income approach derived from a discounted cash flow methodology. For certain of our reporting units, a combination of the income approach (weighted 75%) and the market approach (weighted 25%) derived from comparable public companies was utilized. The income approach is developed from management’s forecasted cash flow data. Therefore, it represents an indication of fair market value reflecting management’s internal outlook for the reporting unit. The market approach utilizes the Guideline Public Company Method to quantify the respective reporting unit’s fair value based on revenues and earnings multiples realized by similar public companies. The market approach is more volatile as an indicator of fair value as compared to the income approach. We believe that each approach has its merits. However in the instances where we have utilized both approaches, we have weighted the income approach more heavily than the market approach because we believe that management’s assumptions generally provide greater insight into the reporting unit’s fair value.
Significant assumptions used in our goodwill impairment tests during 2013, 2012 and 2011 included: expected revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 11.7% to 16.5% for 2013, and a terminal value multiple. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance, including the effects of our simplification and recalibration plan.
If the reporting unit’s fair value is less than its carrying value, we are required to perform a second step. In the second step, we allocate the fair value of the reporting unit to all of the assets and liabilities of the reporting unit, including any unrecognized intangible assets, in a “hypothetical” calculation to determine the implied fair value of the goodwill. The impairment charge, if any, is measured as the difference between the implied fair value of the goodwill and its carrying value.
Under the current accounting guidance, we are also required to test our indefinite-lived intangible assets for impairment by comparing the fair value of the intangible asset with its carrying value. If the intangible asset’s fair value is less than its carrying value, an impairment loss is recognized for the difference.
MARKETABLE SECURITIES
We account for our marketable security investments under the accounting guidance on certain investments in debt and equity securities, and have determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in accumulated other comprehensive income, which is a separate component of shareholders’ equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations. We had no available-for-sale investments as of December 31, 2013 or 2012.
Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
We hold a 49% interest in our Swiss franchise, which maintained an investment portfolio with a market value of $204.2 and $192.5 as of December 31, 2013 and 2012, respectively. This portfolio is comprised of a wide variety of European and United States debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our Consolidated Statements of Operations. For the years ended December 31, 2013, 2012 and 2011, realized gains totaled $3.6, $0.1 and $0.1, respectively, and realized losses totaled $1.4, $0.2 and $0.3, respectively. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in accumulated other comprehensive income, with the offsetting amount increasing or decreasing our investment in the franchise.
CAPITALIZED SOFTWARE FOR INTERNAL USE
We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $4.6 and $10.6 as of December 31, 2013 and 2012, respectively, is included in other assets in the Consolidated Balance Sheets. Amortization expense related to the capitalized software costs was $5.6, $7.3 and $7.8 for 2013, 2012 and 2011, respectively.
PROPERTY AND EQUIPMENT
A summary of property and equipment as of December 31 is as follows:

	2013	2012
Land	$6.2	$6.8
Buildings	20.8	21.0
Furniture, fixtures, and autos	194.1	198.4
Computer equipment	168.1	169.2
Leasehold improvements	317.0	308.7
Property and equipment	$706.2	$704.1
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
60	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

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
Our euro-denominated notes are accounted for as a hedge of our net investment in our subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, all translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income.
SHAREHOLDERS’ EQUITY
In December 2012 and November 2011, the Board of Directors authorized the repurchase of 8.0 million and 3.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions, accelerated share repurchase programs, forward repurchase agreements or similar facilities. No repurchases were made in 2013. In 2012, we repurchased a total of 3.6 million shares, comprised of 0.6 million shares under a previous authorization and 3.0 million shares under the 2011 authorization, at a total cost of $138.2. In 2011, we repurchased a total of 2.6 million shares under previous authorizations at a total cost of $104.5. As of December 31, 2013, there were 8.0 million shares remaining authorized for repurchase under the 2012 authorization and no shares remaining under any previous authorizations.
During 2013, 2012 and 2011, the Board of Directors declared total cash dividends of $0.92, $0.86 and $0.80 per share, respectively, resulting in total dividend payments of $72.0, $67.8 and $65.1, respectively.
CASH AND CASH EQUIVALENTS
We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.
PAYROLL TAX CREDIT
In January 2013, the French government passed legislation, Credit d’Impôt pour la Compétitivité et l’Emploi (“CICE”), effective January 1, 2013, that provides payroll tax credits based on a percentage of wages paid to employees receiving less than two-and-a-half times the French minimum wage. The payroll tax credit is equal to 4% of eligible wages in 2013 and increases to 6% of eligible wages starting in 2014. The CICE payroll tax credit is accounted for as a reduction of our cost of services in the period earned.
The payroll tax credit is creditable against our current income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of these payroll tax credits after the three-year period. However, we entered into an agreement in December 2013 to sell a portion of the credits earned in 2013 for net proceeds of $104.0. We derecognized these receivables upon sale date as the terms of the agreement are such that the transaction qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of this receivable was recorded as a reduction of the 2013 payroll tax credits in cost of services.
Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	61

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
RECENTLY ISSUED ACCOUNTING STANDARDS
In March 2013, the FASB issued new accounting guidance on cumulative translation adjustment. The new guidance requires that currency translation adjustments should be released into net income only if the sale of a foreign subsidiary results in the complete liquidation of the entity. For an equity method investment that is a foreign entity, a pro rata portion of the currency translation adjustments should be released into net income upon a partial sale of such an equity method investment. The new guidance also clarifies that the sale of an investment in a foreign entity includes both (1) events that result in the loss of a controlling financial interest in the foreign entity and (2) events that result in an acquirer’s obtaining control of an acquiree in which it held an equity interest immediately before the acquisition date, otherwise known as a “step acquisition.” Accordingly, the cumulative translation adjustment should be released into net income upon the occurrence of those events. The guidance is effective for us in 2014. We are currently assessing the impact of the adoption of this guidance on our Consolidated Financial Statements.
In July 2013, the FASB issued new accounting guidance on presentation of an unrecognized tax benefit. The new guidance requires that, in certain cases, an unrecognized tax benefit should be presented in the financial statements as a reduction to the deferred tax asset when there is an existing net operating loss carryforward, a similar tax loss or an existing tax credit carryforward. The guidance is effective for us in 2014. We are currently assessing the impact of the adoption of this guidance on our Consolidated Financial Statements.
SUBSEQUENT EVENTS
We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.
02.
Acquisitions
From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2013, 2012 and 2011 was $46.3, $49.0 and $49.0, respectively. Goodwill and intangible assets resulting from the 2013 acquisitions, the majority of which took place in the United Kingdom and Norway, were $52.2 and $10.1, respectively, as of December 31, 2013. Goodwill and intangible assets resulting from the 2012 acquisitions were $46.2 and $7.6 as of December 31, 2012, respectively.
On April 16, 2012, we acquired Damilo Group (“Damilo”), a French firm specializing in IT design solutions, for total consideration, net of cash acquired, of €21.2 ($28.0). Goodwill arising from this transaction was €30.8 ($40.6). The assumed liabilities and acquired assets, net of goodwill, related intangible assets and cash arising from the transaction were €33.8 ($44.6) and €17.9 ($23.6), respectively. The related intangible assets were €6.3 ($8.0), €5.8 ($7.6) and €5.0 ($6.8) as of April 16, 2012, December 31, 2012 and December 31, 2013, respectively.
In 2011, we acquired the shares and voting rights of Proservia SA (“Proservia”), a provider of information technology and systems engineering solutions in France. The purchase price was €14.89 ($19.93) per share. The total consideration, net of cash acquired, was €21.6 ($29.4). Goodwill arising from this transaction was €20.7 ($27.7). The related intangible assets were €9.4 ($12.4) and €8.1 ($11.2) as of December 31, 2012 and 2013, respectively.
62	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

03.
Share-Based Compensation Plans
We account for share-based payments according to the accounting guidance on share-based payments. During 2013, 2012 and 2011, we recognized approximately $31.5, $30.0 and $31.4, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock and performance share units, all of which is recorded in selling and administrative expenses. The total income tax benefit recognized related to share-based compensation during 2013, 2012 and 2011 was $21.2, $2.4 and $3.0, respectively. Consideration received from share-based awards for 2013, 2012 and 2011 was $101.0, $6.0 and $31.8, respectively. The excess income tax benefit/(deficit) recognized related to share-based compensation awards, which is recorded in capital in excess of par value, for 2013, 2012 and 2011 was approximately $8.4, $(2.1) and $3.1, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.
STOCK OPTIONS
Until May 3, 2011, all share-based compensation was granted under the 2003 Equity Incentive Plan of Manpower Inc. (“2003 Plan”). Following this date, all share-based compensation has been granted under the 2011 Equity Incentive Plan of Manpower Inc. (“2011 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a ratable vesting period of up to four years and expire ten years from date of grant. No stock appreciation rights had been granted or were outstanding as of December 31, 2013 or 2012.
A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2011	5,940	$48
Granted	199	67
Exercised	(721)	39		$13
Expired or cancelled	(153)	49
Outstanding, December 31, 2011	5,265	$50	5.7	$7
Vested or expected to vest, December 31, 2011	5,235	$50	5.6
Exercisable, December 31, 2011	3,626	$51	4.8	$4
Outstanding, January 1, 2012	5,265	$50
Granted	302	45
Exercised	(116)	34		$1
Expired or cancelled	(107)	51
Outstanding, December 31, 2012	5,344	$50	5.0	$14
Vested or expected to vest, December 31, 2012	5,326	$50	4.9
Exercisable, December 31, 2012	4,210	$51	4.3	$11
Outstanding, January 1, 2013	5,344	$50
Granted	221	53
Exercised	(2,576)	43		$63
Expired or cancelled	(206)	51
Outstanding, December 31, 2013	2,783	$57	5.1	$81
Vested or expected to vest, December 31, 2013	2,769	$57	4.8
Exercisable, December 31, 2013	2,153	$58	4.2	$60
Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	63

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
Options outstanding and exercisable as of December 31, 2013 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Shares (000)	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Shares (000)	Weighted- Average Exercise Price
$27–$34	204	4.6	$30	204	$30
$35–$44	342	5.8	44	164	44
$45–$55	991	5.8	53	625	53
$56–$93	1,246	3.8	67	1,160	67
	2,783	5.1	$57	2,153	$58
We have recognized expense of $7.5, $9.4 and $12.1 related to stock options for the years ended December 31, 2013, 2012 and 2011, respectively. The total fair value of options vested during the same periods was $9.0, $11.4 and $14.3, respectively. As of December 31, 2013, total unrecognized compensation cost was approximately $6.5, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.3 years.
We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2013	2012	2011
Average risk-free interest rate	1.1%	1.1%	2.6%
Expected dividend yield	1.7%	1.8%	1.1%
Expected volatility	42.0%	44.0%	41.0%
Expected term (years)	5.9	5.9	5.9
The average risk-free interest rate is based on the five-year United States Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value per option granted during the year was $17.99, $15.88 and $25.21 in 2013, 2012 and 2011, respectively.
DEFERRED STOCK
Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2003 Plan and subsequently under the 2011 Plan and the deferred stock is settled in shares of common stock according to these terms and conditions. As of December 31, 2013, 2012 and 2011, there were 31,733, 28,400 and 23,566, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.
Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in one year in equal quarterly installments and the vested portion of the deferred stock is settled in shares of common stock either upon a director’s termination of service or three years after the date of grant (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2003 Plan and the 2011 Plan. As of December 31, 2013, 2012 and 2011, there were 14,844, 14,685 and 8,732, respectively, shares of deferred stock and 14,844, 20,559 and 9,978, respectively, shares of restricted stock granted under this arrangement, all of which are vested. We recognized expense of $0.9, $0.8 and $0.8 related to deferred stock in 2013, 2012 and 2011, respectively.

64	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

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
A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Unvested, January 1, 2011	295	$45	0.9
Granted	264	67
Vested	(143)	46
Forfeited	(7)	52
Unvested, December 31, 2011	409	$59	1.8
Granted	309	$44
Vested	(124)	40
Forfeited	(5)	67
Unvested, December 31, 2012	589	$55	1.7
Granted	192	$52
Vested	(90)	52
Forfeited	(64)	56
Unvested, December 31, 2013	627	$54	1.3	$54
During 2013, 2012 and 2011, we recognized $9.8, $10.0 and $7.0, respectively, of expense related to restricted stock awards. As of December 31, 2013, there was approximately $10.8 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.0 years.
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

Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	65

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
A summary of the performance share units detail by grant year is as follows:

	2011	2012	July 2012 and February 2013	2013(a)
Grant Date(s)	February 16,	February 15,	July 1, 2012 and	February 14,
	2011	2012	February 14,	2013
			2013
Performance Period (Years)	2011	2012	2012–2014	2013
Vesting Date(s)	50% on	50% on	50% on	50% on
	December 31,	December 31,	July 1,	December 31,
	2012 and 2013	2013 and 2014	2015 and 2016	2014 and 2015
Payout Levels (in units):
Threshold Award	61,182	84,480	66,949	76,120
Target Award	122,364	168,960	133,898	152,240
Outstanding Award	244,728	337,920	267,796	304,480
Units Forfeited in 2013 (at Target Award level)	4,946	8,854	10,715	—
Shares Issued in 2013	86,951	79,963	—	—
Shares Subject to Holding Period as of December 31, 2013	—	72,843	—	210,091
% of the Target Performance Level based on the Current/Expected Average Operating Profit Margin over the Performance Period	158%	96%	—	140%

(a)	Included in these figures are 7,612 of performance share units that were granted on February 14, 2013 with a separate performance period, performance criteria and vesting date. The performance period is 2013 through 2015, with a vesting date of July 1, 2016. The award’s current performance level is at Target.
We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance and holding periods and is recorded in selling and administrative expenses. We have recognized total compensation expense of $13.1, $9.6 and $11.3 in 2013, 2012 and 2011, respectively, related to the performance share units.
OTHER STOCK PLANS
Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at their fair market value on a monthly basis. The current plan is non-compensatory according to the accounting guidance on share-based payments.
We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized an expense of $0.2 for shares purchased under the plan in 2013, 2012 and 2011.
04.
Net Earnings Per Share
The calculation of net earnings per share — basic was as follows:

Year Ended December 31	2013	2012	2011
Net earnings available to common shareholders	$288.0	$197.6	$251.6
Weighted-average common shares outstanding (in millions)	78.0	79.5	81.6
Net earnings per share — basic	$3.69	$2.49	$3.08

66	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

The calculation of net earnings per share — diluted was as follows:

Year Ended December 31	2013	2012	2011
Net earnings available to common shareholders	$288.0	$197.6	$251.6
Weighted-average common shares outstanding (in millions)	78.0	79.5	81.6
Effect of dilutive securities — stock options (in millions)	0.8	0.3	0.7
Effect of other share-based awards (in millions)	0.8	0.3	0.5
	79.6	80.1	82.8
Net earnings per share — diluted	$3.62	$2.47	$3.04
There were certain share-based awards excluded from the calculation of net earnings per share — diluted for the year ended December 31, 2013, 2012 and 2011, respectively, as the exercise prices for these awards were greater than the average market price of the common shares during the period. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2013	2012	2011
Shares (in thousands)	995	4,257	3,074
Exercise price ranges	$67–$93	$40–$93	$52–$93
Weighted-average remaining life	5.2 years	4.8 years	6.3 years
05.
Income Taxes
The provision for income taxes was as follows:

Year Ended December 31	2013	2012	2011
Current
United States
Federal	$(0.8)	$17.5	$24.2
State	3.4	9.6	2.8
Non-United States	167.9	155.3	176.5
Total current	170.5	182.4	203.5
Deferred
United States
Federal	21.0	(20.4)	(2.3)
State	0.9	0.5	3.3
Non-United States	(4.9)	8.3	23.8
Total deferred	17.0	(11.6)	24.8
Total provision	$187.5	$170.8	$228.3

A reconciliation between taxes computed at the United States Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2013	2012	2011
Income tax based on statutory rate	$166.4	$128.9	$168.0
Increase (decrease) resulting from:
Non-United States tax rate difference	27.7	40.8	40.6
Repatriation of non-United States earnings	(20.5)	(16.9)	11.1
State income taxes, net of Federal benefit	3.2	6.7	5.2
Change in valuation reserve	(0.5)	4.7	(3.3)
Other, net	11.2	6.6	6.7
Tax provision	$187.5	$170.8	$228.3

Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	67

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
Included in non-United States tax rate difference is a $5.9 benefit related to the French CICE payroll tax credit because the CICE credit is tax-free for French tax purposes. The tax benefit related to the CICE credit in excess of the $5.9 is offset by a related increase in United States tax expense. For United States tax purposes, certain French earnings impacted by the CICE credit are treated as a deemed dividend resulting in an immediate United States tax expense.
Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes, were as follows:

December 31	2013	2012
Current Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	$17.9	$11.8
Employee compensation payable	26.5	20.3
Pension and postretirement benefits	(4.7)	(3.0)
Other	29.3	32.5
Valuation allowance	(15.7)	(4.9)
	53.3	56.7
Noncurrent Future Income Tax Benefits (Expense)
Accrued payroll taxes and insurance	19.7	19.9
Pension and postretirement benefits	54.9	58.7
Intangible assets	(122.1)	(118.1)
Net operating losses	151.0	149.0
Other	70.3	82.7
Valuation allowance	(111.4)	(126.2)
	62.4	66.0
Total future tax benefits	$115.7	$122.7
Current tax asset	$66.2	$60.6
Current tax liability	(4.4)	(3.9)
Noncurrent tax asset	68.2	84.4
Noncurrent tax liability	(14.3)	(18.4)
Total future tax benefits	$115.7	$122.7
The current tax liability is recorded in accrued liabilities, the noncurrent tax asset is recorded in other assets and the noncurrent tax liability is recorded in other long-term liabilities in the Consolidated Balance Sheets.
We have United States Federal and non-United States net operating loss carryforwards and United States state net operating loss carryforwards totaling $498.9 and $358.8, respectively, as of December 31, 2013. The net operating loss carryforwards expire as follows:

	United States Federal and Non-United States	United States — State
2014	$5.8	$7.7
2015	14.7	4.0
2016	9.9	3.1
2017	8.9	7.7
2018	9.1	—
Thereafter	113.1	336.3
No expirations	337.4	—
Total net operating loss carryforwards	$498.9	$358.8
We have recorded a deferred tax asset of $151.0 as of December 31, 2013, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $113.4 has been recorded as of December 31, 2013, as management believes that realization of certain net operating loss carryforwards is unlikely.
Pretax income of non-United States operations was $298.1, $234.6 and $395.5 in 2013, 2012 and 2011, respectively. We have not provided United States income taxes or non-United States withholding taxes on $737.6 of unremitted earnings of non-United States subsidiaries that are considered to be permanently invested. Deferred taxes are provided on $264.3 of unremitted earnings of non-United States subsidiaries that may be remitted to the United States. As of December 31, 2013 and 2012, we have recorded a deferred tax liability of $16.7 and $15.7, respectively, related to these non-United States earnings that may be remitted.

68	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

As of December 31, 2013, we have gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $32.3. We have related tax benefits of $1.9, and the net amount of $30.4 would favorably affect the effective tax rate if recognized. We do not expect our unrecognized tax benefits to change significantly over the next 12 months.
As of December 31, 2012, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $28.5. We had related tax benefits of $2.5 for a net amount of $26.0.
We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $6.3, $0.1 and $0.6 during 2013, 2012 and 2011, respectively.
The following table summarizes the activity related to our unrecognized tax benefits during 2013, 2012 and 2011:

	2013	2012	2011
Gross unrecognized tax benefits, beginning of year	$26.4	$25.0	$25.0
Increases in prior year tax positions	2.1	5.8	0.9
Decreases in prior year tax positions	(5.6)	(0.8)	(1.5)
Increases for current year tax positions	3.4	3.1	2.5
Expiration of statute of limitations and audit settlements	(2.4)	(6.7)	(1.9)
Gross unrecognized tax benefits, end of year	$23.9	$26.4	$25.0
Potential interest and penalties	8.4	2.1	2.0
Balance, end of year	$32.3	$28.5	$27.0
We conduct business globally in 80 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2009 through 2012 for our major operations in Germany, Italy, France, Japan, United States and United Kingdom. As of December 31, 2013, we are subject to tax audits in France, Germany, Denmark, Austria, Italy, Norway and Spain. We believe that the resolution of these audits will not have a material impact on earnings.
06.
Goodwill
Changes in the carrying value of goodwill by reportable segment and Corporate were as follows:

			Southern		Northern		Right
	Americas	(1)	Europe	(2)	Europe	APME	Management	Corporate	(3)	Total	(4)
Balance, January 1, 2012	$461.8		$59.5		$260.7	$77.5	$60.3	$64.9		$984.7
Goodwill acquired	4.8		41.4		—	—	—	—		46.2
Currency impact and other	0.5		2.4		10.0	(4.3)	1.8	—		10.4
Balance, December 31, 2012	467.1		103.3		270.7	73.2	62.1	64.9		1,041.3
Goodwill acquired	—		—		43.2	9.0	—	—		52.2
Currency impact and other	(1.2)		4.5		4.3	(10.2)	—	—		(2.6)
Balance, December 31, 2013	$465.9		$107.8		$318.2	$72.0	$62.1	$64.9		$1,090.9

(1)	Balances related to United States were $448.3, $448.5 and $448.5 as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.

(2)	Balances related to France were $42.1, $83.8 and $87.3 as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively. Balances related to Italy were $5.4, $5.5 and $5.7 as of January 1, 2012, December 31, 2012 and December 31, 2013, respectively.

(3)	The majority of the Corporate balance as of December 31, 2013 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the breakout of goodwill balances by reporting unit.

(4)	Balances were net of accumulated impairment loss of $513.4 as of January 1, 2012, December 31, 2012 and December 31, 2013.

Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	69

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
Goodwill balances by reporting unit were as follows:

December 31	2013	2012
United States	$504.0	$504.0
France	87.3	83.8
United Kingdom	84.6	54.0
Netherlands	84.1	80.7
Right Management	62.1	62.1
Other reporting units	268.8	256.7
Total goodwill	$1,090.9	$1,041.3
07.
Debt
Information concerning short-term borrowings is as follows:

December 31	2013	2012
Short-term borrowings	$34.2	$43.3
Weighted-average interest rates	12.5%	9.1%
We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2013, such uncommitted credit lines totaled $376.9, of which $339.9 was unused. Due to limitations on subsidiary borrowings in our revolving credit agreement, additional subsidiary borrowings of $263.0 could be made under these facilities as of December 31, 2013.
A summary of long-term debt is as follows:

December 31	2013	2012
Euro-denominated notes:
€350 due June 2018	$480.9	$461.7
€200 due June 2013	—	263.8
Other	2.8	1.3
	483.7	726.8
Less — current maturities	1.8	264.7
Long-term debt	$481.9	$462.1
EURO NOTES
On June 14, 2013, upon maturity, we paid off our €200.0 aggregate principal amount of 4.75% notes with available cash.
On June 22, 2012, we offered and sold €350.0 aggregate principal amount of the Company’s 4.50% notes due June 22, 2018 (the “€350.0 Notes”). The net proceeds from the €350.0 Notes of €348.7 were used to repay borrowings under our revolving credit facility that were drawn in May 2012 to repay our €300.0 notes that matured on June 1, 2012 and for general corporate purposes. The €350.0 Notes were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 Notes is payable in arrears on June 22 of each year. The €350.0 Notes are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. We may redeem the €350.0 Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €350.0 Notes. The notes also contain certain customary non-financial restrictive covenants and events of default.

70	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

When the €350.0 Notes mature, we plan to repay the amount with available cash, borrowings under our $600.0 revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace the €350.0 Notes.
The €350.0 Notes have been designated as a hedge of our net investment in subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive income. (See the Significant Matters Affecting Results of Operations section of Management’s Discussion & Analysis and Note 12 to the Consolidated Financial Statements for further information.)
REVOLVING CREDIT AGREEMENT
On October 15, 2013, we amended and restated our Five-Year Credit Agreement (“the Amended Agreement”) with a syndicate of commercial banks to, among other things: decrease the revolving commitments from $800.0 to $600.0, revise the termination date of the facility from October 5, 2016 to October 15, 2018, and permit the termination date of the facility to be extended by an additional year twice during the term of the Amended Agreement. The remaining material terms and conditions of the Amended Agreement are substantially similar to the material terms and conditions of our Five-Year Credit Agreement dated October 5, 2011.
The Amended Agreement allows for borrowing in various currencies and up to $150.0 may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of both December 31, 2013 and 2012. Outstanding letters of credit issued under the Amended Agreement totaled $0.9 as of both December 31, 2013 and 2012. Additional borrowings of $599.1 and $799.1 were available to us under the facility as of December 31, 2013 and 2012, respectively.
Under the Amended Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 22.5 bps paid on the entire $600.0 facility and the credit spread is 127.5 bps on any borrowings. Any downgrades from the credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 to $0.3 annually.
The Amended Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Amended Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.
As defined in the Amended Agreement, we had a net Debt-to-EBITDA ratio of 0.28 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 3.29 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2013.
DEBT MATURITIES
The maturities of long-term debt payable within each of the four years subsequent to December 31, 2014 are as follows: 2015 — $1.0, 2016 — $0.0, 2017 — $0.0, 2018 — $480.9.

Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	71

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
08.
Retirement and Deferred Compensation Plans
DEFINED BENEFIT PLANS
We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2013	2012	2013	2012
Change in Benefit Obligation
Benefit obligation, beginning of year	$61.9	$57.5	$315.2	$264.7
Service cost	—	—	8.7	10.4
Interest cost	2.2	2.6	12.6	12.5
Curtailments	—	—	(3.4)	—
Transfers	—	—	(0.3)	(0.1)
Actuarial (gain) loss	(5.9)	6.0	(0.6)	20.4
Plan participant contributions	—	—	0.4	2.2
Benefits paid	(4.4)	(4.2)	(6.7)	(5.6)
Currency exchange rate changes	—	—	5.7	10.7
Benefit obligation, end of year	$53.8	$61.9	$331.6	$315.2

	United States Plans		Non-United States Plans
Year Ended December 31	2013	2012	2013	2012
Change in Plan Assets
Fair value of plan assets, beginning of year	$36.0	$34.7	$296.4	$250.4
Actual return on plan assets	4.6	2.8	(4.2)	21.2
Plan participant contributions	—	—	0.4	2.2
Company contributions	2.9	2.7	15.0	17.7
Benefits paid	(4.4)	(4.2)	(6.7)	(5.6)
Currency exchange rate changes	—	—	4.9	10.5
Fair value of plan assets, end of year	$39.1	$36.0	$305.8	$296.4
Funded Status at End of Year
Funded status, end of year	$(14.7)	$(25.9)	$(25.8)	$(18.8)
Amounts Recognized
Noncurrent assets	$17.2	$11.6	$30.8	$31.4
Current liabilities	(2.9)	(2.9)	(0.2)	(0.3)
Noncurrent liabilities	(29.0)	(34.6)	(56.4)	(49.9)
Net amount recognized	$(14.7)	$(25.9)	$(25.8)	$(18.8)

Amounts recognized in accumulated other comprehensive income, net of tax, consist of:

	United States Plans		Non-United States Plans
December 31	2013	2012	2013	2012
Net loss	$9.5	$15.8	$25.3	$14.8
Prior service cost	0.1	0.1	4.8	6.3
Total	$9.6	$15.9	$30.1	$21.1

The accumulated benefit obligation for our plans that have plan assets was $291.7 and $272.8 as of December 31, 2013 and 2012, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2013	2012
Accumulated benefit obligation	$10.3	$9.2
Plan assets	9.8	8.5

72	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2013	2012
Projected benefit obligation	$53.4	$16.7
Plan assets	44.8	12.4
By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $68.4 and $70.0 as of December 31, 2013 and 2012, respectively.
The components of the net periodic benefit cost and other amounts recognized in other comprehensive loss for all plans were as follows:

Year Ended December 31	2013	2012	2011
Service cost	$8.7	$10.4	$9.9
Interest cost	14.8	15.1	15.5
Expected return on assets	(13.2)	(14.7)	(15.2)
Curtailment and settlement	(2.3)	—	(1.0)
Net loss (gain)	3.3	1.1	(0.2)
Prior service cost	0.5	0.7	0.7
Net periodic benefit cost	11.8	12.6	9.7
Other Changes in Plan Assets and Benefit Obligations
Recognized in Other Comprehensive Loss
Net loss	6.8	15.4	11.6
Prior service credit	(1.1)	—	—
Amortization of net (loss) gain	(3.3)	(1.1)	0.2
Amortization of prior service cost	(0.5)	(0.7)	(0.7)
Total recognized in other comprehensive loss	1.9	13.6	11.1
Total recognized in net periodic benefit cost and other comprehensive loss	$13.7	$26.2	$20.8
Effective January 1, 2013, we amended a defined benefit plan in the Netherlands. The defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan, resulting in a curtailment gain of $2.3.
Effective July 1, 2011, we completed a voluntary transition of our Norwegian employees from defined pension plans to defined contribution plans, resulting in a curtailment and settlement gain of $1.0.
The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2014 are $3.3 and $0.5, respectively.
The weighted-average assumptions used in the measurement of the benefit obligation were as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2013	2012	2013	2012
Discount rate	4.6%	3.7%	4.1%	4.2%
Rate of compensation increase	3.0%	3.0%	3.8%	3.6%

The weighted-average assumptions used in the measurement of the net periodic benefit cost were as follows:

	United States Plans			Non-United States Plans
Year Ended December 31	2013	2012	2011	2013	2012	2011
Discount rate	3.7%	4.6%	5.1%	4.2%	4.7%	5.1%
Expected long-term return on plan assets	6.0%	6.3%	7.0%	4.0%	4.7%	5.3%
Rate of compensation increase	3.0%	3.0%	4.0%	3.6%	4.0%	4.3%
We determine our assumption for the discount rate based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year.

Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	73

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
Our overall expected long-term rate of return on United States plan assets is 6.0%, while our overall expected long-term rate of return on our non-United States plans varies by country and ranges from 2.3% to 4.7%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a greater return over time. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The long-term portfolio return is established with proper consideration of diversification and rebalancing. We also use guaranteed insurance contracts for four of our foreign plans. Peer data and historical returns are reviewed to check for reasonableness and appropriateness of our expected rate of return.
Projected salary levels utilized in the determination of the projected benefit obligation for the pension plans are based upon historical experience and the future expectations for each respective country.
Our plans’ investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2013 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.
The fair value of our pension plan assets are primarily determined by using market quotes and other relevant information that is generated by market transactions involving identical or comparable assets, except for the insurance contract that is measured at the present value of expected future benefit payments using the Deutsche National Bank interest curve. The fair value of our pension plan assets by asset category was as follows:

	United States Plans				Non-United States Plans
	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash and cash equivalents(1)	$0.9	$0.9	$—	$—	$1.7	$1.7	$—	$—
Equity securities:
United States companies	15.5	15.5	—	—	—	—	—	—
International companies	—	—	—	—	36.6	36.6	—	—
Fixed income securities:
Government bonds(2)	22.7	—	22.7	—	—	—	—	—
Guaranteed insurance contracts	—	—	—	—	44.8	—	44.8	—
Annuity contract	—	—	—	—	33.4	—	33.4	—
Other types of investments:
Unitized funds(3)	—	—	—	—	101.3	101.3	—	—
Insurance contract	—	—	—	—	80.9	—	—	80.9
Real estate funds	—	—	—	—	7.1	—	7.1	—
	$39.1	$16.4	$22.7	$—	$305.8	$139.6	$85.3	$80.9

(1)	This category includes a prime obligations money market portfolio.

(2)	This category includes United States Treasury/Federal agency securities and foreign government securities.

(3)	This category includes investments in approximately 80% fixed income securities and 20% equity.

74	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

	United States Plans				Non-United States Plans
	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2013	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Asset Category
Cash and cash equivalents(1)	$1.8	$1.8	$—	$—	$2.6	$2.6	$—	$—
Equity securities:
United States companies	16.1	16.1	—	—	—	—	—	—
International companies	—	—	—	—	72.8	72.8	—	—
Fixed income securities:
Government bonds(2)	18.1	—	18.1	—	—	—	—	—
Guaranteed insurance contracts	—	—	—	—	112.9	—	112.9	—
Other types of investments:
Unitized funds(3)	—	—	—	—	101.3	101.3	—	—
Real estate funds	—	—	—	—	6.8	—	6.8	—
	$36.0	$17.9	$18.1	$—	$296.4	$176.7	$119.7	$—

(1)	This category includes a prime obligations money market portfolio.

(2)	This category includes United States Treasury/Federal agency securities and foreign government securities.

(3)	This category includes investments in approximately 80% fixed income securities and 20% equity.
The following table summarizes the changes in fair value of the insurance contract, which is measured using Level 3 inputs. These contracts were purchased upon amendment of our Dutch pension plan effective as of January 1, 2013. We determine that transfers between fair-value-measurement levels occur on the date of the event that caused the transfer.

Year Ended December 31	2013
Balance, beginning of year	$—
Transfers into Level 3	85.9
Unrealized loss	(7.7)
Purchases, sales and settlements, net	(0.6)
Currency exchange rate changes	3.3
Balance, end of year	$80.9
RETIREE HEALTH CARE PLAN
We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan were as follows:

Year Ended December 31	2013	2012
Change in Benefit Obligation
Benefit obligation, beginning of year	$31.5	$28.5
Service cost	—	0.1
Interest cost	1.1	1.3
Actuarial (gain) loss	(0.9)	3.2
Benefits paid	(2.3)	(1.9)
Plan participant contributions	0.2	0.2
Retiree drug subsidy reimbursement	0.1	0.1
Plan amendment	(11.2)	—
Benefit obligation, end of year	$18.5	$31.5
Funded Status at End of Year
Funded status, end of year	$(18.5)	$(31.5)
Amounts Recognized
Current liabilities	$(2.0)	$(1.8)
Noncurrent liabilities	(16.5)	(29.7)
Net amount recognized	$(18.5)	$(31.5)

Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	75

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
The amount recognized in accumulated other comprehensive income, net of tax, consists of a net loss of $1.9 and a prior service credit of $7.0 in 2013, and a net loss of $2.7 in 2012.
In June 2013, the Board of Directors approved an amendment related to the post-65 healthcare benefits of the plan that will be effective as of July 1, 2014. The plan change includes the introduction of a Health Reimbursement Account for Medicare eligible retirees and dependents. The plan change was communicated to retirees in October 2013, and the plan was re-measured as of October 1, 2013 to reflect this amendment.
The discount rate used in the measurement of the benefit obligation was 4.7% and 3.9% in 2013 and 2012, respectively. The discount rate used in the measurement of net periodic benefit cost was 3.9% (January through September) and 4.8% (October through December), 4.8% and 5.3% in 2013, 2012 and 2011, respectively. The components of net periodic benefit cost for this plan were as follows:

Year Ended December 31	2013	2012	2011
Net Periodic Benefit Cost
Service cost	$—	$0.1	$0.1
Interest cost	1.1	1.3	1.3
Net loss	0.3	—	—
Prior service credit	(0.2)	—	—
Net periodic benefit cost	1.2	1.4	1.4
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss)
Net (gain) loss	(0.9)	3.2	3.3
Prior service credit	(11.2)	—	—
Amortization of net (loss) gain	(0.3)	—	—
Amortization of prior service credit	0.2	—	—
Total recognized in other comprehensive income (loss)	(12.2)	3.2	3.3
Total recognized in net periodic benefit cost and other comprehensive income (loss)	$(11.0)	$4.6	$4.7
The estimated net loss and prior service credit for the retiree health care plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during 2014 is $0.1 and $0.8, respectively.
The health care cost trend rate was assumed to be 7.5% for 2013, decreasing gradually to an ultimate rate of 5.0% in 2020. Assumed health care cost trend rates have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease
Effect on total of service and interest cost components	$0.1	$(0.1)
Effect on benefit obligation	0.2	(0.2)
FUTURE CONTRIBUTIONS AND PAYMENTS
During 2014, we plan to contribute $13.3 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2013 were estimated as follows:

Year	Pension Plans	Retiree Health Care Plan
2014	$11.6	$1.9
2015	12.2	1.6
2016	12.6	1.6
2017	13.9	1.5
2018	14.2	1.5
2019 – 2023	83.5	6.5
Total projected benefit payments	$148.0	$14.6

76	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

DEFINED CONTRIBUTION PLANS AND DEFERRED COMPENSATION PLANS
We have defined contribution plans covering substantially all permanent United States employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $22.4, $21.5 and $24.6 for the years ended December 31, 2013, 2012 and 2011, respectively.
We also have deferred compensation plans in the United States. One of the plans had an asset and liability of $69.4 and $55.5 as of December 31, 2013 and 2012, respectively.
09.
Accumulated Other Comprehensive Income
The components of accumulated other comprehensive income, net of tax, were as follows:

December 31	2013	2012
Foreign currency translation	$239.5	$186.8
Translation loss on net investment hedge, net of income taxes of $(36.7) and $(31.3), respectively	(60.6)	(51.1)
Translation loss on long-term intercompany loans	(73.6)	(73.4)
Unrealized gain on investments, net of income taxes of $1.6 and $3.9, respectively	11.5	11.8
Defined benefit pension plans, net of income taxes of $(21.8) and $(22.6), respectively	(39.7)	(37.0)
Retiree health care plan, net of income taxes of $2.7 and $(1.7), respectively	5.1	(2.7)
Accumulated other comprehensive income	$82.2	$34.4
10.
Leases
We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2013:

Year
2014	$186.2
2015	139.0
2016	106.7
2017	77.4
2018	59.4
Thereafter	119.7
Total minimum lease payments	$688.4
Rental expense for all operating leases was $232.9, $245.1 and $254.3 for the years ended December 31, 2013, 2012 and 2011, respectively.
11.
Interest and Other Expenses
Interest and other expenses consisted of the following:

Year Ended December 31	2013	2012	2011
Interest expense	$37.1	$41.8	$42.8
Interest income	(3.7)	(6.6)	(7.3)
Foreign exchange losses	2.3	0.9	2.8
Miscellaneous expenses, net	0.7	7.2	6.0
Interest and other expenses	$36.4	$43.3	$44.3
Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	77

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
12.
Derivative Financial Instruments
We are exposed to various risks relating to our ongoing business operations. The primary risks, which are managed through the use of derivative instruments, are foreign currency exchange rate risk and interest rate risk. In certain circumstances, we enter into foreign currency forward exchange contracts (“forward contracts”) to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We manage interest rate risk through the use of a combination of fixed and variable rate borrowings. In the past, we have also used interest rate swap agreements, however, we have not had any such agreements in 2013, 2012 or 2011. In accordance with the current accounting guidance for derivative instruments and hedging activities, we record all of our derivative instruments as either an asset or liability measured at their fair values.
FOREIGN CURRENCY EXCHANGE RATE RISK MANAGEMENT
The €350.0 ($480.9) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a euro-functional currency as of December 31, 2013.
For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign subsidiary, the gain or loss associated with foreign currency translation is recorded as a component of accumulated other comprehensive income, net of taxes. As of December 31, 2013, we had a $60.6 unrealized loss included in accumulated other comprehensive income, net of taxes, as the net investment hedge was deemed effective.
Our forward contracts are not designated as hedges. Consequently, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our euro-denominated notes, which is paid annually in June. We recorded a gain of $0.8 associated with our forward contracts in interest and other expenses for the year ended December 31, 2013, partially offsetting the losses recorded for the items noted above.
The fair value measurements of these items recorded in our Consolidated Balance Sheets as of December 31, 2013 and 2012 are disclosed in Note 1 to the Consolidated Financial Statements.
13.
Contingencies
LITIGATION
In the normal course of business, the Company is named as defendant in various legal proceedings in which claims are asserted against the Company. We record accruals for loss contingencies based on the circumstances of each claim, when it is probable that a loss has been incurred as of the balance sheet date and can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, we believe the ultimate resolution of these legal proceedings will not have a material effect on our business or financial condition.
In France, during the second quarter of 2013, a number of clients asserted claims against us, requesting refunds for various payroll tax subsidies that we have received dating back to 2003 related to our French temporary associates. While we receive claims in the normal course of business, there was a significant increase in claims made during the second quarter due to an impending change in the French statute of limitations that reduced the claims period from 10 to 5 years for claims filed after June 2013. We did not receive any claims in the remainder of 2013. We believe the claims against us are without merit as a matter of French law. Payroll tax subsidies have historically been for the benefit of the direct employer of the temporary associates. As such, our pricing practices implicitly consider all direct costs of employing our temporary associates, and factor in the benefit provided by these payroll tax subsidies. The French Supreme Court has been asked to confirm that, as a matter of law, the benefit of the payroll tax subsidies belongs to the direct employer, with a ruling expected during 2014. We believe the likelihood of any loss to be remote and do not expect the resolution of these claims to have a material impact on our consolidated financial statements or the results of our France and Southern Europe segments.

78	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

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
GUARANTEES
We have entered into certain guarantee contracts and stand-by letters of credit that total $156.5 ($118.2 for guarantees and $38.3 for stand-by letters of credit) as of December 31, 2013. The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.
14.
Segment Data
On a consolidated basis, the French business tax is reported in provision for income taxes, in accordance with the current accounting guidance on income taxes. Prior to the second quarter of 2013, we internally reviewed the financial results of our French operations including the French business tax within OUP given the operational nature of these taxes. While we continue to view this tax as operational, during the second quarter of 2013 we changed our internal reporting to exclude the French business tax from the OUP of our France reportable segment. Therefore, we are no longer required to show the business tax amount separately to reconcile to the consolidated results. All previously reported segment results have been restated to conform to the current year presentation. This change in segment reporting has no impact on our reporting of consolidated results.
We are organized and managed primarily on a geographic basis, with Right Management currently operating as a separate global business unit. Each country and business unit generally have their own distinct operations and management team, providing services under our global brands, and maintains its own financial reports. We have an executive sponsor for each global brand who is responsible for ensuring the integrity and consistency of delivery locally. We develop and implement global workforce solutions for our clients that deliver the outcomes that help them achieve their business strategy. Each operation reports directly or indirectly through a regional manager to a member of executive management. Given this reporting structure, all of our operations have been segregated into the following reporting segments: Americas, which includes United States and Other Americas; Southern Europe, which includes France, Italy and Other Southern Europe; Northern Europe; APME; and Right Management.
The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), TAPFIN — Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO), Borderless Talent Solutions (BTS), Strategic Workforce Consulting (SWC) and Language Services. The Right Management segment revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.
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
Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

Notes to Consolidated Financial StatementsManpowerGroup 2013 Annual Report	79

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2013	2012	2011
Revenues from Services(a)
Americas:
United States(b)	$2,967.0	$3,010.5	$3,137.3
Other Americas	1,543.2	1,585.4	1,512.1
	4,510.2	4,595.9	4,649.4
Southern Europe:
France	5,284.9	5,425.6	6,179.1
Italy	1,087.6	1,056.8	1,255.8
Other Southern Europe	864.5	768.5	776.9
	7,237.0	7,250.9	8,211.8
Northern Europe	5,738.8	5,773.9	6,159.4
APME	2,447.7	2,728.8	2,661.7
Right Management	316.8	328.5	323.7
	$20,250.5	$20,678.0	$22,006.0
Operating Unit Profit
Americas:
United States	$99.8	$60.8	$94.1
Other Americas	43.9	50.6	47.8
	143.7	111.4	141.9
Southern Europe:
France	198.9	129.6	169.4
Italy	53.8	45.4	74.1
Other Southern Europe	11.9	10.1	10.8
	264.6	185.1	254.3
Northern Europe	139.7	159.8	212.6
APME	70.8	90.7	78.8
Right Management	20.4	13.4	(1.4)
	639.2	560.4	686.2
Corporate expenses	(93.2)	(112.0)	(123.1)
Intangible asset amortization expense(c)	(34.1)	(36.7)	(38.9)
Interest and other expenses	(36.4)	(43.3)	(44.3)
Earnings before income taxes	$475.5	$368.4	$479.9

(a)	Further breakdown of revenues from services by geographical region is as follows:

Revenues from Services	2013	2012	2011
United States	$3,080.8	$3,132.0	$3,254.6
France	5,313.6	5,448.3	6,201.9
Italy	1,093.0	1,061.6	1,277.1
United Kingdom	1,884.5	1,898.1	1,880.4
Total Foreign	17,169.7	17,546.0	18,751.4

(b)	The United States revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which were $15.2, $14.6 and $13.6 for 2013, 2012 and 2011, respectively.

(c)	Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

80	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2013	2012	2011
Depreciation and Amortization Expense
Americas:
United States	$12.3	$13.4	$13.5
Other Americas	4.5	4.2	4.0
	16.8	17.6	17.5
Southern Europe:
France	14.1	13.1	12.4
Italy	2.6	2.7	3.3
Other Southern Europe	2.2	2.4	2.7
	18.9	18.2	18.4
Northern Europe	14.0	15.8	17.0
APME	4.8	4.9	5.1
Right Management	4.3	5.1	5.9
Corporate expenses	1.4	2.2	1.6
Amortization of intangible assets(a)	34.1	36.7	38.9
	$94.3	$100.5	$104.4
Earnings from Equity Investments
Americas:
United States	$—	$—	$—
Other Americas	—	—	—
	—	—	—
Southern Europe:
France	0.3	—	(0.4)
Italy	—	—	—
Other Southern Europe	—	—	—
	0.3	—	(0.4)
Northern Europe	6.9	2.5	4.3
APME	—	—	—
Right Management	—	—	—
	$7.2	$2.5	$3.9

(a)	Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

Notes to Consolidated Financial StatementsManpowerGroup 2013 Annual Report	81

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2013	2012	2011
Total Assets
Americas:
United States	$1,476.3	$1,511.0	$1,429.9
Other Americas	266.9	317.5	291.8
	1,743.2	1,828.5	1,721.7
Southern Europe:
France	1,950.3	1,756.2	1,822.7
Italy	218.3	301.2	301.3
Other Southern Europe	209.1	187.8	170.3
	2,377.7	2,245.2	2,294.3
Northern Europe	1,951.8	1,732.5	1,714.3
APME	466.7	491.7	472.4
Right Management	134.4	95.4	75.7
Corporate(a)	614.5	619.3	621.3
	$7,288.3	$7,012.6	$6,899.7
Equity Investments
Americas:
United States	$3.0	$3.0	$—
Other Americas	—	—	—
	3.0	3.0	—
Southern Europe:
France	0.4	0.1	0.1
Italy	—	—	—
Other Southern Europe	—	—	—
	0.4	0.1	0.1
Northern Europe	136.5	81.5	75.0
APME	0.3	0.7	0.8
Right Management	—	—	—
	$140.2	$85.3	$75.9

(a)	Corporate assets include assets that were not used in the operations of any segment, the most significant of which were purchased intangibles and cash.

82	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

Year Ended December 31	2013	2012	2011
Long-Lived Assets(a)
Americas:
United States	$25.8	$32.8	$35.5
Other Americas	10.4	11.2	10.5
	36.2	44.0	46.0
Southern Europe:
France	56.3	59.4	46.0
Italy	6.5	7.0	7.9
Other Southern Europe	10.3	8.6	8.5
	73.1	75.0	62.4
Northern Europe	30.6	40.4	43.3
APME	19.2	22.4	23.3
Right Management	11.3	12.4	11.4
Corporate	0.2	1.2	2.5
	$170.6	$195.4	$188.9
Additions to Long-Lived Assets
Americas:
United States	$6.0	$11.6	$10.0
Other Americas	4.8	5.0	5.5
	10.8	16.6	15.5
Southern Europe:
France	10.7	25.6	16.4
Italy	1.9	1.8	3.7
Other Southern Europe	3.7	2.2	3.1
	16.3	29.6	23.2
Northern Europe	8.8	12.8	18.4
APME	4.3	5.6	5.5
Right Management	4.5	7.4	2.3
	$44.7	$72.0	$64.9

(a)	Further breakdown of long-lived assets by geographical region was as follows:

Long-Lived Assets	2013	2012	2011
United States	$30.6	$39.7	$41.1
France	57.8	61.0	48.1
Italy	6.5	7.1	8.1
United Kingdom	7.4	11.0	12.9
Total Foreign	140.0	155.7	147.8

Notes to Consolidated Financial Statements ManpowerGroup 2013 Annual Report	83

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data
15.
Quarterly Data (Unaudited)

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Total
Year Ended December 31, 2013
Revenues from services	$4,768.9	$5,040.7	$5,188.8	$5,252.1	$20,250.5
Gross profit	790.1	836.4	853.6	886.6	3,366.7
Operating profit(a)	54.4	128.1	162.4	167.0	511.9
Net earnings	23.9	68.2	94.7	101.2	288.0
Net earnings per share — basic	$0.31	$0.88	$1.21	$1.28	$3.69
Net earnings per share — diluted(b)	0.31	0.87	1.18	1.25	3.62
Dividends per share	—	0.46	—	0.46	0.92
Market price:
High	$57.31	$58.23	$75.18	$86.66
Low	43.49	51.27	54.65	72.28
Year Ended December 31, 2012
Revenues from services	$5,096.4	$5,206.7	$5,172.3	$5,202.6	$20,678.0
Gross profit	847.4	861.7	856.2	876.7	3,442.0
Operating profit(c)	93.8	94.4	118.6	104.9	411.7
Net earnings	40.2	41.0	63.1	53.3	197.6
Net earnings per share — basic	$0.50	$0.51	$0.79	$0.68	$2.49
Net earnings per share — diluted(d)	0.50	0.51	0.79	0.68	2.47
Dividends per share	—	0.43	—	0.43	0.86
Market price:
High	$47.37	$47.90	$41.65	$42.93
Low	36.76	33.99	32.41	35.18

(a)	Included restructuring costs of $34.8, $20.0, $8.1 and $26.5 recorded in the first, second, third and fourth quarters, respectively.

(b)	Included in the results are restructuring costs per diluted share of ($0.32), ($0.18), ($0.08) and ($0.24) for the first, second, third and fourth quarters, respectively.

(c)	Included restructuring costs of $0.1, $20.9, $1.2 and $26.6 recorded in the first, second, third and fourth quarters, respectively.

(d)	Included in the results are restructuring costs of ($0.17) per diluted share in the second quarter and ($0.23) per diluted share in the fourth quarter.
****
84	ManpowerGroup 2013 Annual Report Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA
in millions, except per share data

As of and for the Year Ended December 31	2013	2012	2011	2010	2009
Operations Data
Revenues from services	$20,250.5	$20,678.0	$22,006.0	$18,866.5	$16,038.7
Gross profit	3,366.7	3,442.0	3,706.3	3,245.4	2,818.2
Operating profit (loss)	511.9	411.7	524.2	(122.0)	41.7
Net earnings (loss)	288.0	197.6	251.6	(263.6)	(9.2)
Per Share Data
Net earnings (loss) — basic	$3.69	$2.49	$3.08	$(3.26)	$(0.12)
Net earnings (loss) — diluted	3.62	2.47	3.04	(3.26)	(0.12)
Dividends	0.92	0.86	0.80	0.74	0.74
Balance Sheet Data
Total assets	$7,288.3	$7,012.6	$6,899.7	$6,729.7	$6,213.8
Long-term debt	481.9	462.1	266.0	669.3	715.6
Performance Graph
Set forth below is a graph for the periods ending December 31, 2008–2013 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 23% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2008 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

December 31	2013	2012	2011	2010	2009	2008
ManpowerGroup	253	125	105	185	161	100
S&P 400 Midcap Stock Index	249	190	163	169	135	100
S&P Supercomposite Human Resources and Employment Services Index	250	143	130	156	136	100
CERTIFICATIONS
ManpowerGroup has filed the Chief Executive Officer/Chief Financial Officer certifications that are required by Section 302 of the Sarbanes-Oxley Act of 2002 as exhibits to its Annual Report on Form 10-K. In 2013, Jeffrey A. Joerres, ManpowerGroup’s Chief Executive Officer, submitted a certification to the New York Stock Exchange in accordance with Section 303A.12 of the NYSE Listed Company Manual stating that, as of the date of the certification, he was not aware of any violation by ManpowerGroup of the NYSE’s corporate governance listing standards.
Selected Financial Data ManpowerGroup 2013 Annual Report	85

PRINCIPAL OPERATING UNITS
Argentina, Australia, Austria, Bahrain, Belarus, Belgium, Bolivia, Brazil, Bulgaria, Canada, Chile, China, Colombia, Costa Rica, Croatia, Cyprus, Czech Republic, Denmark, Dominican Republic, Ecuador, El Salvador, Estonia, Finland, France, Germany, Greece, Guatemala, Honduras, Hong Kong, Hungary, India, Ireland, Israel, Italy, Japan, Kazakhstan, Korea, Latvia, Lithuania, Luxembourg, Macau, Malaysia, Mexico, Monaco, Morocco, Netherlands, New Caledonia, New Zealand, Nicaragua, Norway, Panama, Paraguay, Peru, Philippines, Poland, Portugal, Puerto Rico, Reunion, Romania, Russia, Serbia, Singapore, Slovakia, Slovenia, South Africa, Spain, Sweden, Switzerland, Taiwan, Thailand, Tunisia, Turkey, Ukraine, United Arab Emirates, United Kingdom, United States, Uruguay, Venezuela and Vietnam

ManpowerGroup™ (NYSE: MAN) is a world leader in innovative workforce solutions that ensure the talent sustainability of the world’s workforce for the good of companies, communities, countries, and individuals themselves. Specializing in solutions that help organizations achieve business agility and workforce flexibility, ManpowerGroup leverages its 65 years of world of work expertise to create the work models, design the people practices and access the talent sources its clients need for the future. From staffing, recruitment, workforce consulting, outsourcing and career management to assessment, training and development, ManpowerGroup delivers the talent to drive the innovation and productivity of organizations in a world where talentism is the dominant economic system. Every day, ManpowerGroup connects more than 600,000 people to work and builds their experience and employability through its relationships with 400,000 clients across 80 countries and territories. ManpowerGroup’s suite of solutions is offered through ManpowerGroup™ Solutions, Manpower®, Experis™ and Right Management®. ManpowerGroup was named one of the World’s Most Ethical Companies for the third consecutive year in 2013, confirming our position as the most trusted brand in the industry. See how ManpowerGroup makes powering the world of work humanly possible at www.manpowergroup.com. Follow ManpowerGroup Chairman and CEO Jeff Joerres on Twitter: Twitter.com/manpowergroupjj

86	ManpowerGroup 2013 Annual Report Principal Operating Units

CORPORATE INFORMATION
Directors
JEFFREY A. JOERRES
Chairman and CEO until April 30, 2014;
Executive Chairman as of May 1, 2014
ManpowerGroup
MARC J. BOLLAND2
Chief Executive
Marks and Spencer Group
GINA R. BOSWELL1*,3
Executive Vice President —
Personal Care, North America
Unilever
CARI M. DOMINGUEZ2
Former Chair of the Equal Employment
Opportunity Commission
WILLIAM A. DOWNE2
President and CEO
BMO Financial Group
JACK M. GREENBERG2,3,4
Retired Chairman and CEO
McDonald’s Corporation
PATRICIA A. HEMINGWAY HALL1
President and CEO
Health Care Service Corporation
TERRY A. HUENEKE1,4
Retired Executive Vice President
ManpowerGroup
ROBERTO MENDOZA1
Senior Managing Director
Atlas Advisors
ULICE PAYNE JR.1,3*
President and CEO
Addison-Clifton, LLC
ELIZABETH P. SARTAIN2
Founder of Libby Sartain LLC
Former CHRO Yahoo! Inc. and Southwest Airlines
JOHN R. WALTER2,3
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
R.R. Donnelley & Sons

EDWARD J. ZORE2*,3
Lead Director
Retired President and CEO
Northwestern Mutual

Management
JEFFREY A. JOERRES
Chairman and CEO until April 30, 2014;
Executive Chairman as of May 1, 2014
JONAS PRISING
ManpowerGroup President until April 30, 2014;
Chief Executive Officer as of May 1, 2014
DARRYL GREEN
ManpowerGroup President until April 30, 2014;
President and Chief Operating Officer as of May 1, 2014
MICHAEL J. VAN HANDEL
Executive Vice President
Chief Financial Officer
HANS LEENTJES
Executive Vice President
President — Northern Europe
MARA SWAN
Executive Vice President
Global Strategy and Talent
RAM CHANDRASHEKAR
Executive Vice President
Operational Excellence and IT
President — APME
RICHARD BUCHBAND
Senior Vice President
General Counsel and Secretary
BOARD COMMITTEES

1	Audit Committee
2	Executive Compensation and Human Resources Committee
3	Nominating and Governance Committee
4	Retirement date in 2014
*	Denotes Committee Chair
Corporate Information ManpowerGroup 2013 Annual Report	87

CORPORATE INFORMATION
WORLD HEADQUARTERS
P.O. Box 2053
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000
www.manpowergroup.com
TRANSFER AGENT AND REGISTRAR
Computershare
PO Box 30170
College Station, TX 77842-3170
Or for overnight deliveries:
Computershare
211 Quality Circle, Suite 210
College Station, TX 77845
Shareowners Toll Free: (800) 874-1547
Foreign Shareowners: (201) 680-6578
Web Site: www.computershare.com/investor
STOCK EXCHANGE LISTING
NYSE Symbol: MAN
FORM 10-K
A copy of Form 10-K filed with the Securities and
Exchange Commission for the year ended December 31,
2013 is available without charge after March 15, 2014
and can be obtained at www.manpowergroup.com in the
section titled “Investor Relations” or by writing to:
Richard Buchband
ManpowerGroup
100 Manpower Place
Milwaukee, WI 53212
USA
SHAREHOLDERS
As of February 18, 2014, ManpowerGroup common stock
was held by approximately 3,800 record holders.
ANNUAL MEETING OF SHAREHOLDERS
April 29, 2014 at 10 a.m.
ManpowerGroup World Headquarters
100 Manpower Place
Milwaukee, WI 53212
USA
INVESTOR RELATIONS WEBSITE
The most current corporate and investor information can
be found on the ManpowerGroup corporate Web site at
www.manpowergroup.com. Interested individuals may also
choose to receive ManpowerGroup press releases and
other information via e-mail by subscribing to our E-mail
Alert service at www.manpowergroup.com in the section
titled “Investor Relations.”

88   ManpowerGroup 2013 Annual Report Corporate Information