Form 10-K, Exhibit 13
period 2015-12-31
ManpowerGroup Inc.
filed 2016-02-22
CIK 871763

Exhibit 13

TABLE OF CONTENTS

TABLE OF CONTENTS

	14	Management's Discussion & Analysis
	42	Management Report on Internal Control Over Financial Reporting
	43	Reports of Independent Registered Public Accounting Firm
	45	Consolidated Statements of Operations
	45	Consolidated Statements of Comprehensive Income
	46	Consolidated Balance Sheets
	47	Consolidated Statements of Cash Flows
	48	Consolidated Statements of Shareholders' Equity
	49	Notes to Consolidated Financial Statements
	83	Selected Financial Data
	83	Performance Graph
	84	Principal Operating Units
	85	Corporate Information

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW

ManpowerGroup Inc. is a world leader in innovative workforce solutions and services. Our global network of over 2,900 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. We develop solutions that drive organizations forward, accelerate individual success and help build more sustainable communities. We power the world of work.

By offering a comprehensive range of workforce solutions and services, we help companies at varying stages in their evolution increase productivity, improve strategy, quality and efficiency, and reduce costs across their workforce to achieve their business goals. ManpowerGroup’s suite of innovative workforce solutions and services includes:

• Recruitment and Assessment — By leveraging our trusted brands, industry knowledge and expertise, we identify the right talent in the right place to help our clients quickly access the people they need when they need them. Through our industry-leading assessments, we gain a deeper understanding of the people we serve to correctly identify candidates’ potential, resulting in a better cultural match.

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

This comprehensive and diverse business mix helps us to partially mitigate the cyclical effects of the economies in which we operate. Our family of brands and offerings includes:

• Manpower — We are a global leader in contingent staffing and permanent recruitment. We provide businesses with rapid access to a highly qualified and productive pool of candidates to give them the flexibility and agility they need to respond to changing business needs.

• Experis — We are a global leader in professional resourcing and project-based solutions. With operations in over 50 countries and territories, we delivered 57 million hours of professional talent in 2015 specializing in Information Technology (IT), Engineering, Finance and Accounting, and Healthcare.

• Right Management — We are a global career expert dedicated to helping organizations and individuals become more agile and innovative. By leveraging our expertise in assessment, development and coaching, we provide tailored solutions that deliver organizational efficiency, individual development, and career management, to increase productivity and optimize business performance.

Annual Report 2015 | 14	Management's Discussion & Analysis

• ManpowerGroup Solutions — ManpowerGroup Solutions is a leader in outcome-based, talent-driven solutions. Our offerings include best-in-class Talent Based Outsourcing (TBO), TAPFIN - Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO) and Proservia. Proservia is a recognized leader within the Digital Services market and IT Infrastructure sector throughout Europe, specializing in infrastructure management and user support.

Our leadership position allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2015, the 3.4 million people whom we connected to opportunities and purpose worked to help our more than 400,000 clients meet their business objectives. Seasoned professionals, skilled laborers, temporary to permanent, parents returning to work, seniors wanting to supplement pensions, previously unemployed youth and disabled individuals all turn to the ManpowerGroup companies for employment possibilities. Similarly, governments in the nations in which we operate look to us to help provide employment opportunities and training to assist the unemployed in gaining the skills they need to enter the workforce. We provide a bridge to experience and employment, and help to build more sustainable communities.

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

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries and territories in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increased demand, as we saw in 2015, we are generally able to improve our profitability and operating leverage as our cost base can support some increase in business without a similar increase in selling and administrative expenses.

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

Management's Discussion & Analysis	15 | ManpowerGroup

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

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes TBO, MSP, RPO and Proservia. Right Management’s revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenues for us as a whole or for any segment.

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

The constant currency and organic constant currency financial measures are used to supplement those measures that are in accordance with United States Generally Accepted Accounting Principles (“GAAP”). These Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies may calculate such financial results differently. These Non-GAAP financial measures are not measurements of financial performance under GAAP, and should not be considered as alternatives to measures presented in accordance with GAAP.

Annual Report 2015 | 16	Management's Discussion & Analysis

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 28 and 29.

RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

During 2015, the United States dollar was stronger relative to the currencies in most of our major markets, having a significant unfavorable impact on our reported results. While our reported revenues from services declined 6.9% from 2014 and our reported operating profit declined 4.3%, these results were significantly impacted by the changes in foreign currency exchange rates and do not reflect the performance of our underlying business. The changes in the foreign currency exchange rates had a 13.5% unfavorable impact on revenues from services, a 15.5% unfavorable impact on operating profit and an approximately $0.81 per share unfavorable impact on net earnings per share - diluted. Substantially all of our subsidiaries derive revenues from services and incur expenses within the same currency and generally do not have cross-currency transactions, and, therefore, changes in foreign currency exchange rates primarily impact reported earnings and not our actual cash flow unless earnings are repatriated. To understand the performance of our underlying business, we utilize constant currency or organic constant currency variances for our consolidated and segment results.

In 2015, we experienced constant currency revenue growth in most of our markets. Our consolidated revenues were up 6.6% in constant currency (-6.9% as reported) in 2015 compared to 2014. We continue to experience uneven economic conditions in Europe and certain of our major markets, and further recovery may be slow or somewhat volatile. Our staffing/interim business had solid growth in 2015, along with a 15.8% constant currency increase (3.2% as reported) in our permanent recruitment business and strong growth in all of our ManpowerGroup Solutions offerings. At Right Management, we have seen some improvement as we experienced revenue growth of 3.2% in constant currency (-4.8% as reported) in our counter-cyclical outplacement services due to increased demand, while revenues from our talent management services decreased 5.4% in constant currency (-12.0% as reported).

Our gross profit margin in 2015 compared to 2014 increased mostly due to the constant currency growth in our permanent recruitment business and a favorable mix impact due to the changes in currency exchange rates, partially offset by the decline in our staffing/interim margin. Our staffing/interim gross profit margin decreased slightly in 2015 compared to 2014 due to general pricing pressures in certain markets and the impact of business mix as we saw higher growth from our lower-margin markets as well as higher growth from our lower-margin business in certain markets, partially offset by improved margins in the United States and France.

We recorded $16.4 million of restructuring costs in the fourth quarter of 2015 primarily related to severance costs across a number of markets as we adjusted our cost base to reflect current revenue levels and enhancements in productivity. Selling and administrative expenses increased 6.0% in constant currency (-5.8% as reported) in 2015.

Our profitability improved in 2015, with operating profit up 11.2% in constant currency (-4.3% as reported), and operating profit margin up 10 basis points in constant currency (10 basis points as reported) compared to 2014. Excluding the restructuring costs, operating profit increased 13.7% in constant currency and operating profit margin was up 20 basis points in constant currency in 2015 compared to 2014. We continue to monitor expenses closely to ensure we maintain the full benefit of the simplification and cost recalibration plan initiatives that resulted in a lower cost base as we streamlined our organization, while investing appropriately to support the growth in the business. During 2015, we added recruiters and certain other staff to support the increased demand for our services. We have also seen an increase in our variable incentive costs due to the improved profitability. Even with these investments and restructuring costs, we saw improved operational leverage in 2015 as we were able to support the higher revenue level without a similar increase in expenses in constant currency.

Management's Discussion & Analysis	17 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Results — 2015 Compared to 2014

The following table presents selected consolidated financial data for 2015 as compared to 2014.

(in millions, except per share data)	2015	2014	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$19,329.9	$20,762.8	(6.9)%	6.6%	4.7%
Cost of services	16,034.1	17,274.6	(7.2)	6.5
Gross profit	3,295.8	3,488.2	(5.5)	7.1	4.7
Gross profit margin	17.1%	16.8%
Selling and administrative expenses	2,606.9	2,768.3	(5.8)	6.0	3.7
Selling and administrative expenses as a % of revenues	13.5%	13.3%
Operating profit	688.9	719.9	(4.3)	11.2	8.6
Operating profit margin	3.6%	3.5%
Net interest expense	33.5	31.5
Other (income) expense	(5.3)	6.8
Earnings before income taxes	660.7	681.6	(3.1)	12.2
Provision for income taxes	241.5	254.0	(4.9)
Effective income tax rate	36.5%	37.3%
Net earnings	$419.2	$427.6	(2.0)	12.8
Net earnings per share — diluted	$5.40	$5.30	1.9	17.2
Weighted average shares — diluted	77.7	80.7	(3.8)%

The year-over-year decrease in revenues from services of -6.9% (increase of 6.6% in constant currency and 4.7% in organic constant currency) was attributed to:

• a 13.5% decrease due to the impact of changes in the currency exchange rates;

• revenue decrease in the United States of 2.6% primarily driven by a decline in demand for our staffing/interim services in the industrial, engineering and finance markets, partially offset by solid growth in our permanent recruitment business and in our MSP and RPO offerings within the ManpowerGroup Solutions business; and

• revenue decrease of 5.4% in constant currency (-12.0% as reported) in our talent management business at Right Management; partially offset by

• increased demand for services in several of our markets within Southern Europe and Northern Europe, where in constant currency revenues increased 9.1% (-8.5% as reported) and 5.2% (2.1% in organic constant currency; -9.8% as reported), respectively. This included a constant currency revenue increase in France of 4.3% (-12.9% as reported) primarily due to the staffing market, which showed some growth during 2015. This increase also included a constant currency revenue increase in Italy of 24.5% (4.0% as reported) due to improved demand and our contract with the Milan Expo. We experienced constant currency revenue growth in Spain, the United Kingdom, Germany, and the Nordics of 30.3%, 6.0%, 26.1%, and 0.6%, respectively (9.0%, -1.7%, 6.1%, and -19.2%, respectively, as reported; 7.6% in organic constant currency in Germany);

• revenue increase in APME of 7.9% in constant currency (4.1% in organic constant currency; -3.8% as reported) primarily due to an increase in our staffing/interim revenues, a 12.5% constant currency increase (-0.3% as reported) in our permanent recruitment business and an increase in our ManpowerGroup Solutions business;

Annual Report 2015 | 18	Management's Discussion & Analysis

• increased demand for outplacement services at Right Management, where revenues increased 3.2% in constant currency (-4.8% as reported); and

• our acquisitions in the Americas, Southern Europe, Northern Europe and APME, which added approximately 1.9% revenue growth to our consolidated results.

The year-over-year 30 basis point (0.30%) increase in gross profit margin was primarily attributed to:

• a 20 basis point (0.20%) favorable impact due to the 15.8% constant currency growth (3.2% as reported) in our permanent recruitment business; and

• a 20 basis point (0.20%) increase due to the impact on business mix of the changes in currency exchange rates; partially offset by

• a 10 basis point (-0.10%) unfavorable impact from the decline in our staffing margin due to general pricing pressures in certain markets and the impact of business mix as we saw higher growth from our lower-margin markets as well as higher growth from our lower-margin business in certain markets, partially offset by improved margins in the United States and France. The increase in the United States was due to strong price discipline, effective management of workers' compensation and health care costs, and lower state unemployment tax rates. The improvement in France was due to strong price discipline and an increase in subsidies.

The 5.8% decline in selling and administrative expenses in 2015 (increase of 6.0% in constant currency and 3.7% in organic constant currency) was attributed to:

• an 11.8% decrease due to the impact of changes in the currency exchange rates; and

• legal costs of $9.0 million in the United States related to a settlement agreement in 2014, which we did not incur in 2015 (see the Employment-Related Items section for additional information); partially offset by

• a 3.5% increase in constant currency (-7.8% as reported) in organic salary-related costs primarily because of additional headcount to support an increased demand for our services and an increase in our variable incentive-based costs due to improved operating results;

• an increase in other non-personnel related costs, excluding the legal costs noted above and restructuring costs, as a result of increased demand for our services;

• the additional recurring selling and administrative costs incurred as a result of the acquisitions in the Americas, Southern Europe, Northern Europe and APME; and

• restructuring costs of $16.4 million incurred in 2015, comprised of $3.2 million in the Americas, $9.0 million in Northern Europe, $2.9 million in APME, and $1.3 million at Right Management.

Selling and administrative expenses as a percent of revenues increased 20 basis points (0.20%) in 2015 compared to 2014. The change in selling and administrative expenses as a percent of revenues consisted of:

• a 20 basis point (0.20%) unfavorable impact from business mix changes due to the changes in currency exchange rates; and

• a 10 basis point (0.10%) unfavorable impact due to the restructuring costs of $16.4 million incurred in 2015; partially offset by

• a 10 basis point (-0.10%) favorable impact from better expense leverage.

Management's Discussion & Analysis	19 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $28.2 million in 2015 compared to $38.3 million in 2014. Net interest expense increased $2.0 million in 2015 to $33.5 million from $31.5 million in 2014 due to higher debt levels as we issued €400.0 million Notes in September of 2015, partially offset by the favorable impact of currency exchange rates. Foreign exchange gains in 2015 were $4.7 million compared to $2.2 million in 2014. The foreign exchange gains in 2015 were primarily due to a favorable foreign currency impact on an income tax settlement. The foreign exchange gains in 2014 were primarily due to payments received in Venezuela in foreign currencies other than Venezuelan Bolivar Fuerte and translated at favorable exchange rates other than the official exchange rate and translation gains resulting from intercompany transactions between our foreign subsidiaries and the United States. Miscellaneous income was $0.6 million in 2015 compared to miscellaneous expense of $9.0 million in 2014. The variance between 2015 and 2014 is primarily due to a gain on the sale of an equity investment in 2015.

We recorded an income tax expense at an effective rate of 36.5% in 2015, as compared to an effective rate of 37.3% in 2014. The 36.5% effective tax rate for 2015 was higher than the United States Federal statutory rate of 35% due primarily to the French business tax, expected repatriations, valuation allowances and other permanent items, partially offset by the favorable impact of the United States Work Opportunity Tax Credit (“WOTC”), which was enacted in December of 2015 and extended from 2015 through the year ending December 31, 2019.

Net earnings per share — diluted was $5.40 in 2015 compared to $5.30 in 2014. Foreign currency exchange rates unfavorably impacted net earnings per share — diluted by approximately $0.81 in 2015.

Weighted average shares — diluted decreased 3.8% to 77.7 million in 2015 from 80.7 million in 2014. This decrease was due to the impact of share repurchases completed in 2015, partially offset by shares issued as a result of exercises and vesting of share-based awards in 2015.

Consolidated Results — 2014 Compared to 2013

The following table presents selected consolidated financial data for 2014 as compared to 2013.

(in millions, except per share data)	2014	2013	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$20,762.8	$20,250.5	2.5%	4.0%	3.6%
Cost of services	17,274.6	16,883.8	2.3	3.8
Gross profit	3,488.2	3,366.7	3.6	5.2	4.1
Gross profit margin	16.8%	16.6%
Selling and administrative expenses	2,768.3	2,854.8	(3.0)	(1.6)	(2.6)
Selling and administrative expenses as a % of revenues	13.3%	14.1%
Operating profit	719.9	511.9	40.6	43.5	41.3
Operating profit margin	3.5%	2.5%
Net interest expense	31.5	33.4
Other expenses	6.8	3.0
Earnings before income taxes	681.6	475.5	43.4	45.9
Provision for income taxes	254.0	187.5	35.5
Effective income tax rate	37.3%	39.4%
Net earnings	$427.6	$288.0	48.5	51.4
Net earnings per share — diluted	$5.30	$3.62	46.4	49.2
Weighted average shares — diluted	80.7	79.6	1.5%

Annual Report 2015 | 20	Management's Discussion & Analysis

The year-over-year increase in revenues from services of 2.5% (4.0% in constant currency and 3.6% in organic constant currency) was attributed to:

• increased demand for services in several of our markets within Southern Europe and Northern Europe, where revenues increased 3.8% (3.8% in constant currency and 3.6% in organic constant currency) and 5.4% (5.7% in constant currency and 4.4% in organic constant currency), respectively. This included revenue increases in our larger markets of France and Italy of 1.3% (1.2% in constant currency) and 8.4% (8.5% in constant currency and 8.1% in organic constant currency), respectively, as we experienced stabilization in France, and improved demand in Italy, for much of 2014. We also experienced organic constant currency revenue growth in Spain, the United Kingdom, and the Netherlands of 24.2%, 12.7%, and 5.1%, respectively;

• revenue increase in the United States of 4.0% driven by growth in our larger national accounts and in the small/medium- sized business within our Manpower business as well as solid growth in our MSP and RPO offerings within the ManpowerGroup Solutions business; and

• our acquisitions in Southern Europe, Northern Europe and APME, which combined to add 0.4% of revenue growth to our consolidated results: partially offset by

• revenue decrease in APME of 4.9% (-0.1% in constant currency and -0.6% in organic constant currency) primarily due to a decrease in our staffing/interim business in Japan as we were challenged to recruit candidates in a tight labor market even though we experienced gradual improvement in demand for our staffing/interim services, and in China where legislative changes restricted the use of temporary employment and we recently experienced a softer demand in the market; and

• decreased demand for outplacement services at Right Management, where these revenues decreased 10.2% (-9.8% in constant currency).

The year-over-year 20 basis point (0.20%) increase in gross profit margin was primarily attributed to:

• a 20 basis point (0.20%) favorable impact from the improvement in our staffing/interim margin as increases in Southern Europe and APME were partially offset by a decrease in Northern Europe, while the Americas remained flat; and

• a 20 basis point (0.20%) favorable impact resulting from a 13.3% constant currency increase in our permanent recruitment business; partially offset by

• a 10 basis point (-0.10%) unfavorable impact from decreased demand for our higher-margin outplacement services at Right Management; and

• a 10 basis point (-0.10%) decline from our other business offerings, primarily a result of costs related to a contract termination.

The 3.0% decline in selling and administrative expenses in 2014 (-1.6% in constant currency and -2.6% in organic constant currency) was attributed to:

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

Management's Discussion & Analysis	21 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

• legal costs of $9.0 million recorded in the United States related to a settlement agreement in 2014 (see the Employment-Related Items section of Management’s Discussion and Analysis for additional information);

• a 1.2% increase in organic salary-related costs primarily from an increase in our variable incentive-based costs due to improved operating results; and

• the additional recurring selling and administrative costs incurred as a result of the acquisitions in Southern Europe, Northern Europe and APME.

Selling and administrative expenses as a percent of revenues decreased 80 basis points (-0.80%) in 2014. The change in selling and administrative expense as a percent of revenues primarily consisted of:

• a 50 basis point (-0.50%) favorable impact due to the decrease of restructuring costs noted above; and

• a 30 basis point (-0.30%) favorable impact due to the decrease of non-personnel related costs: -20 basis points due to the decrease in our lease and office-related costs and -10 basis points due to the decrease in other non-personnel related costs primarily as a result of the simplification and cost recalibration actions taken.

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

We recorded an income tax expense at an effective rate of 37.3% in 2014, as compared to an effective rate of 39.4% in 2013. The 2014 rate was favorably impacted by a change in the overall mix of earnings, primarily an increase in non-United States income, and a deemed repatriation. The 37.3% effective tax rate was higher than the United States Federal statutory rate of 35% due primarily to the French business tax, repatriations, valuation allowances and other permanent items.

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

Annual Report 2015 | 22	Management's Discussion & Analysis

Americas — The Americas segment is comprised of 674 Company-owned branch offices and 180 stand-alone franchise offices. In the Americas, revenues from services decreased 2.0% (increase of 4.0% in constant currency) in 2015 compared to 2014. In the United States, revenues from services decreased 2.6% in 2015 compared to 2014, primarily driven by a decline in demand for our Manpower staffing services, due to the winter storms in the first quarter of 2015, a longshoreman’s strike on the West Coast in the first quarter of 2015, the strengthening of the United States dollar impacting demand in certain industries, and a change in specific client mix within our industrial sector. We also experienced a decline in our interim service revenues within our Experis business due to declines in our engineering and finance sectors and stronger price discipline. These declines were partially offset by a 22.5% increase in our permanent recruitment business and strong growth in our MSP and RPO offerings within the ManpowerGroup Solutions business. In Other Americas, revenues from services decreased 0.7% (increase of 17.6% in constant currency) in 2015 compared to 2014. We experienced constant currency revenue growth in Mexico, Canada, Argentina, Colombia and Peru of 14.2%,

13.0%, 40.8%, 11.2% and 24.0%, respectively (-4.3%, -2.5%, 23.7%, -18.4% and 10.5%, respectively, as reported; 1.0% in organic constant currency in Canada). The increase in Argentina was primarily due to inflation, although we did experience volume growth with a 8.1% increase in billable hours.

In 2014, revenues from services increased 1.6% (5.4% in constant currency) compared to 2013. In the United States, revenues from services increased 4.0% in 2014 compared to 2013. The revenue increase in the United States was attributable to growth in our larger national accounts in the small/medium-sized business within our Manpower business and solid growth in our MSP and RPO offerings within the ManpowerGroup Solutions business. These increases were partially offset by a decrease in revenues from our larger global accounts. In Other Americas, revenues from services declined 3.0% (8.0% increase in constant currency) in 2014 compared to 2013. We experienced constant currency revenue growth in Mexico, Canada, Argentina due to inflation, Colombia and Brazil of 0.1%, 1.8%, 18.3%, 40.0%, and 9.5%, respectively.

Gross profit margin increased in 2015 compared to 2014 as a result of the favorable impact from the growth in our permanent recruitment and ManpowerGroup Solutions businesses, and improved staffing/interim margins in the United States due to strong price discipline, effective management of workers' compensation and health care costs, and lower unemployment tax rates. These increases were partially offset by decreases in our staffing/interim margins within some of our markets in the Other Americas due to general pricing pressures and client mix changes. In 2014, gross profit margin was flat compared to 2013 as the favorable impact from improved Experis interim margins, resulting from strong price discipline by selectively accepting new business opportunities and effectively managing the pay bill gap with our clients, was offset by business mix changes in our Manpower staffing revenue as growth came from some of our lower-margin business and pricing pressures within the small/medium-sized business in the United States.

In 2015, selling and administrative expenses decreased 0.5% (increase of 3.5% in constant currency) primarily due to the legal costs of $9.0 million in the United States related to a settlement agreement in 2014, which we did not incur in 2015. This favorable impact was partially offset by the increase in salary-related costs due to additional headcount in Other Americas, to support an increased demand for our services, an increase in our variable incentive-based costs due to improved operating results, and $3.2 million of restructuring costs in 2015. In 2014, selling and administrative expenses decreased 3.0% (-0.3% in constant currency). We experienced declines in non-personnel related costs as a result of the simplification and cost recalibration actions taken in 2013 and $18.0 million of restructuring costs recorded in 2013 that

Management's Discussion & Analysis	23 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

did not recur in 2014. These decreases were offset by $9.0 million of legal costs recorded in 2014 noted above and an increase in salary-related costs, because of an increase in our variable incentive-based costs due to improved operating results and higher headcount to support increased revenues.

OUP margin in the Americas was 4.5%, 4.0% and 3.2% for 2015, 2014 and 2013, respectively. In the United States, OUP margin was 4.8%, 4.1% and 3.4% in 2015, 2014 and 2013, respectively. The margin increase in 2015 was primarily due to the improvement in the gross profit margin. Other Americas OUP margin was 3.8%, 3.8% and 2.8% in 2015, 2014 and 2013, respectively. The margin was flat in Other Americas in 2015 compared to 2014 as a decline in the gross profit margin was offset by better operational leverage, because we were able to support an increase in revenues without a similar increase in expenses. The margin increase in the Americas in 2014 was primarily due to the United States, as a result of the decrease in restructuring costs and better operational leverage, as we were able to support an increase in revenues without a similar increase in expenses, partially offset by the legal costs noted above.

Southern Europe — In 2015, revenues from services in Southern Europe, which includes operations in France and Italy, decreased 8.5% (increase of 9.1% in constant currency) compared to 2014. In 2015, revenues from services increased 4.3% in constant currency (-12.9% as reported) in France (which represents 67.8% of Southern Europe’s revenues) and increased 24.5% in constant currency (4.0% as reported) in Italy (which represents 17.8% of Southern Europe’s revenues). The constant currency increase in France was primarily due to the staffing market, which showed some growth, particularly in the fourth quarter of 2015. The constant currency increase in Italy was mostly due to increased demand for our Manpower staffing services due to improving economic conditions during 2015, the contract with the Milan Expo, a 42.5% constant currency increase (19.1% as reported) in the permanent recruitment business, and strong growth in our ManpowerGroup Solutions business partly due to the contract with the Milan Expo. In Other Southern Europe, revenues from services increased 0.5% (17.0% in constant currency and 14.6% in organic constant currency) in 2015 compared to 2014. The constant currency increase was primarily driven by the 30.3% constant currency increase (9.0% as reported) in Spain due to improving economic conditions in 2015 and strong execution in selling clients our full range of services.

In 2014, revenues from services in Southern Europe increased 3.8% (3.8% in constant currency) compared to 2013. In 2014, revenues from services increased 1.2% in constant currency in France and increased 8.1% in organic constant currency in Italy (1.3% and 8.4%, respectively, as reported). The increase in France was due primarily to market share gains in a stabilizing market. The increase in Italy was mostly due to increased demand for our Manpower staffing services as clients opted for more flexible labor solutions and a 27.4% constant currency increase in the permanent recruitment business, partially offset by three fewer billing days in 2014 compared to 2013. In Other Southern Europe, revenues from services increased 13.3% (13.7% in constant currency and 12.2% in organic constant currency) in 2014 compared to 2013 driven by the revenue increase in Spain due to improving economic conditions and clients acquired from a local competitor in July 2013.

Gross profit margin increased in 2015 compared to 2014 primarily due to a 20.2% constant currency increase (1.2% as reported) in our permanent recruitment business and growth in our higher-margin ManpowerGroup Solutions business, partially offset by the continued pricing pressures on our staffing/interim margins in some markets. In 2014, gross profit margin increased compared to 2013 due to strong price discipline, enhanced CICE payroll tax credits in France and an increase in our permanent recruitment business, partially offset by the pricing pressures in some markets.

Annual Report 2015 | 24	Management's Discussion & Analysis

In 2015, selling and administrative expenses decreased 10.1% (increase of 7.2% in constant currency and 5.9% in organic constant currency) compared to 2014. The constant currency increase is due to an increase in organic salary-related costs because of additional headcount, and other non-personnel related costs to support the constant currency revenue growth, and additional recurring selling and administrative costs incurred as a result of acquisitions. In 2014, selling and administrative expenses decreased 0.1% (-0.1% in constant currency and -0.2% in organic constant currency) compared to 2013. The decrease was due to the decline in non-personnel related costs as a result of the simplification and cost recalibration actions taken in 2013 and the $7.8 million of restructuring costs incurred in 2013 that did not recur in 2014, partially offset by an increase in organic salary-related costs, because of an increase in our variable incentive-based costs due to improved operating results.

OUP margin in Southern Europe was 5.2%, 4.8% and 3.7% in 2015, 2014 and 2013, respectively. OUP margin increased over the period primarily due to France, where the OUP margin was 5.6%, 5.1% and 3.8% in 2015, 2014 and 2013, respectively. France's margin increase in 2015 was primarily due to the improvement in our gross profit margin and improved operational leverage as we were able to support a constant currency increase in revenues without a similar constant currency increase in expenses. Italy’s OUP margin was 5.8%, 5.4% and 4.9% in 2015, 2014 and 2013, respectively. Italy’s margin increase in 2015 was due to the growth in our permanent recruitment business and improved operational leverage, as we were able to support a constant currency increase in revenues without a similar constant currency increase in expenses, partially offset by a decrease in our staffing gross profit margin due to client mix changes and overall pricing pressure. Other Southern Europe’s OUP margin was 2.5%, 2.3% and 1.4% in 2015, 2014 and 2013, respectively. The margin increase in 2015 was due to an increase in the gross profit margin and improved operational leverage, as we were able to support a constant currency increase in revenues without a similar constant currency increase in expenses. The margin increase in Southern Europe in 2014 was due to the improvement in France's gross profit margin and improved operational leverage as we were able to support increased revenues with lower expenses.

Northern Europe — In Northern Europe, which includes operations in the United Kingdom, the Nordics, Germany and the Netherlands (comprising 38.1%, 18.5%, 14.0%, and 9.3%, respectively, of Northern Europe’s revenues), revenues from services decreased 9.8% (increase of 5.2% in constant currency and 2.1% in organic constant currency) in 2015 as compared to 2014. We experienced constant currency revenue growth in the United Kingdom, the Nordics, Germany, and the Netherlands of 6.0%, 0.6%, 26.1%, and 1.3%, respectively (-1.7%, -19.2%, 6.1%, and -15.3%, respectively, as reported; 7.6% in organic constant currency in Germany). The organic constant currency increase in revenues from services was primarily attributable to the increase in our staffing/interim services and a 13.7% constant currency increase (11.2% in organic constant currency; -1.1% as reported) in our permanent recruitment business mostly due to growth in the United Kingdom. The revenue increase in the Nordics was mostly due to the 9.1% constant currency growth (-11.3% as reported) in Sweden, which was partially offset by the 6.5% constant currency decline (-27.0% as reported) in Norway due to the dependence on the struggling oil and gas industry.

In 2014, revenues from services in Northern Europe increased 5.4% (5.7% in constant currency and 4.4% in organic constant currency). We experienced organic constant currency growth in the United Kingdom and the Netherlands of 12.7% and 5.1%, respectively. The increase in revenues from services was primarily attributable to the increase in our staffing/interim business, as a result of the improving economic conditions in a majority of our larger Northern European markets during 2014, and a 22.2% constant currency increase (7.5% in organic constant currency) in our permanent recruitment business mostly due to 92.6% constant currency growth (33.7% in organic constant currency) in the United Kingdom.

Management's Discussion & Analysis	25 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Gross profit margin decreased in both 2015 and 2014 due to the decline in our staffing/interim margins because of business mix changes in our staffing/interim revenues, as higher growth came from our lower-margin clients and markets, and general pricing pressures in several markets, partially offset by the increase in our permanent recruitment business. The decrease in 2014 compared to 2013 was also due to client contract termination costs.

Selling and administrative expenses decreased 8.6% (increase of 7.4% in constant currency and 2.9% in organic constant currency) in 2015 compared to 2014. The constant currency increase in selling and administrative expenses was due primarily to the increase in organic salary-related costs because of permanent recruiters added to support the increase in the permanent recruitment business, restructuring costs of $9.0 million incurred in 2015, and the additional recurring selling and administrative costs incurred as a result of acquisitions. In 2014, selling and administrative expenses decreased 2.8% (-2.2% in constant currency and -4.8% in organic constant currency) compared to 2013 due primarily to the $39.0 million of restructuring costs incurred in 2013 that did not recur in 2014 and a decrease in lease costs as a result of the simplification and cost recalibration actions taken, partially offset by the additional recurring selling and administrative costs resulting from acquisitions and an increase in organic salary-related costs, because of an increase in our variable incentive-based costs due to improved operating results and higher headcount to support increased revenues.

OUP margin for Northern Europe was 2.9%, 3.3% and 2.4% in 2015, 2014 and 2013, respectively. The decrease in 2015 was primarily due to the decline in the gross profit margin and the restructuring costs in 2015. The OUP margin increased in 2014 as a result of better operational leverage, as we were able to support the higher revenue levels with lower expenses, partially offset by a decline in the gross profit margin.

APME — Revenues from services decreased 3.8% (increase of 7.9% in constant currency and 4.1% in organic constant currency) in 2015 compared to 2014. In Japan (which represents 33.3% of APME’s revenues), revenues from services increased 2.2% in constant currency (-10.8% as reported) due to the increased demand for our Manpower staffing services and a 17.4% constant currency increase (2.0% as reported) in our permanent recruitment business. In Australia (which represents 22.3% of APME’s revenues), revenues from services were down 2.8% in organic constant currency (13.5% increase in constant currency; -5.7% as reported) in 2015 compared to 2014 due to the decreased demand for our Manpower staffing services due to the challenging conditions in this commodity-based economy, partially offset by growth in our ManpowerGroup Solutions business. The constant currency revenue increase in the remaining markets in APME is due to an increase in our Manpower staffing service revenues, mostly in Korea, India and Taiwan, and strong growth in our ManpowerGroup Solutions and permanent recruitment businesses.

In 2014, revenues from services for APME decreased 4.9% (-0.1% in constant currency and -0.6% in organic constant currency) compared to 2013. In Japan, revenues from services decreased 9.3% (-1.7% in constant currency) in 2014 as we were challenged to recruit candidates in a tight labor market even though we experienced gradual improvement in demand for our staffing/interim services, partially offset by the 10.5% constant currency increase in the permanent recruitment business. In Australia, revenues from services were down 7.7% (-1.0% in constant currency and -2.3% in organic constant currency) in 2014 compared to 2013 due to the decreased demand for our staffing/interim services, partially offset by a 13.0% constant currency increase in the permanent recruitment business. The remaining revenue decrease in 2014 in APME was due to the staffing/interim revenue decline in China as a result of legislative changes that restricted the use of temporary employment and a general softening of demand in the market.

Annual Report 2015 | 26	Management's Discussion & Analysis

Gross profit margin was flat in 2015 compared to 2014 as the constant currency increase in our permanent recruitment business of 12.5% (-0.3% as reported) and growth in our high-margin ManpowerGroup Solutions business was offset by the decrease in our staffing/interim gross profit margins due to business mix changes. In 2014, gross profit margin increased due to a 8.3% constant currency increase in our permanent recruitment business.

Selling and administrative expenses decreased 3.3% (increase of 9.0% in constant currency and 5.2% in organic constant currency) in 2015 compared to 2014. The constant currency increase was due to the increase in organic salary-related costs because of higher headcount to support the constant currency increase in revenues, the additional recurring selling and administrative costs incurred as a result of acquisitions, and restructuring costs of $2.9 million incurred in 2015. In 2014, selling and administrative expenses decreased 8.0% (-3.0% in constant currency and -4.3% in organic constant currency) compared to 2013 related to reduced organic compensation-related expenses due to lower headcount, a decrease in lease and office-related costs as a result of the simplification and cost recalibration actions taken in 2013 and $6.2 million of restructuring costs incurred in 2013 that did not recur in 2014, partially offset by the additional recurring selling and administrative costs resulting from acquisitions.

OUP margin for APME was 3.5%, 3.6% and 2.9% in 2015, 2014 and 2013, respectively. The OUP margin decrease in 2015 was due to the restructuring costs incurred in 2015. The increase in 2014 was due to the increase in our gross profit margin as well as the decrease in salary-related expenses, lease and office-related costs, and restructuring costs.

Right Management — Right Management is a leading global provider of talent and career management (also known as outplacement services) workforce solutions, operating in 108 offices in more than 50 countries and territories.

In 2015, revenues from services decreased 7.0% (0.5% increase in constant currency). We experienced an increase in our outplacement services of 3.2% in constant currency (-4.8% as reported) due to growth in the second half of 2015 as a result of greater demand in the oil and gas industry and several client wins, partially offset by softer demand in the first half of 2015. This was partially offset by a decline in our talent management business of 12.0% (-5.4% in constant currency) due to softer demand.

In 2014, revenues from services decreased 7.1% (-6.7% in constant currency) due to the 10.2% decrease (-9.8% in constant currency) in our outplacement services as we experienced softer demand in many of our markets due to the counter-cyclical nature of this business. Our talent management business experienced a slight decrease of 0.5% (0.1% increase in constant currency) in 2014 compared to 2013.

Gross profit margin increased in 2015 compared to 2014 due to an increase in both the outplacement and talent management business gross profit margins and the change in business mix as the higher-margin outplacement services represented a greater percentage of the revenue mix. In 2014, gross profit margin decreased due to the margin deterioration in the outplacement business and the change in business mix as the lower-margin talent management business represented a greater percentage of the revenue mix, partially offset by the increase in the talent management business gross profit margin.

In 2015, selling and administrative expenses decreased 7.6% (flat in constant currency) in 2015 compared to 2014 due to the cost savings from more efficient delivery solutions offset by restructuring costs of $1.3 million in 2015. In 2014, selling and administrative expenses decreased 16.7% (-16.1% in constant currency) compared to 2013 due to the cost savings from more efficient delivery solutions and the simplification and cost recalibration actions favorably impacting expense levels, as well as the $14.0 million of restructuring costs incurred in 2013 that did not recur in 2014.

Management's Discussion & Analysis	27 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OUP margin for Right Management was 14.0%, 11.4% and 6.4% for 2015, 2014 and 2013, respectively. The OUP margin for 2015 increased due primarily to the improvement in our gross profit margin. The OUP margin for 2014 improved due to the decrease in selling and administrative expenses as a result of the cost savings from more efficient delivery solutions and the simplification and cost recalibration actions and the decrease in restructuring costs, partially offset by the decline in the gross profit margin.

FINANCIAL MEASURES — CONSTANT CURRENCY AND ORGANIC CONSTANT CURRENCY RECONCILIATION

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation of these Non-GAAP percent variances to the percent variances calculated based on our annual GAAP financial results is provided below. (See Constant Currency and Organic Constant Currency on pages 16 and 17 for information.)

Amounts represent 2015 Percentages represent 2015 compared to 2014	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$3,005.8	(2.6)%	—%	(2.6)%	0.3%	(2.9)%
Other Americas	1,486.2	(0.7)	(18.3)	17.6	1.6	16.0
	4,492.0	(2.0)	(6.0)	4.0	0.7	3.3
Southern Europe:
France	4,661.3	(12.9)	(17.2)	4.3	1.0	3.3
Italy	1,226.1	4.0	(20.5)	24.5	—	24.5
Other Southern Europe	984.5	0.5	(16.5)	17.0	2.4	14.6
	6,871.9	(8.5)	(17.6)	9.1	1.0	8.1
Northern Europe	5,453.3	(9.8)	(15.0)	5.2	3.1	2.1
APME	2,239.1	(3.8)	(11.7)	7.9	3.8	4.1
Right Management	273.6	(7.0)	(7.5)	0.5	—	0.5
ManpowerGroup	$19,329.9	(6.9)%	(13.5)%	6.6%	1.9%	4.7%
Gross Profit - ManpowerGroup	$3,295.8	(5.5)%	(12.6)%	7.1%	2.4%	4.7%
Operating Unit Profit
Americas:
United States	$143.8	14.7%	—%	14.7%	1.1%	13.6%
Other Americas	57.0	1.3	(17.9)	19.2	1.7	17.5
	200.8	10.5	(5.6)	16.1	1.3	14.8
Southern Europe:
France	258.8	(6.1)	(18.7)	12.6	1.7	10.9
Italy	70.9	10.5	(22.0)	32.5	—	32.5
Other Southern Europe	25.1	13.7	(18.1)	31.8	5.8	26.0
	354.8	(1.9)	(19.2)	17.3	1.6	15.7
Northern Europe	159.5	(19.5)	(11.7)	(7.8)	6.3	(14.1)
APME	79.3	(5.7)	(10.8)	5.1	2.2	2.9
Right Management	38.3	14.3	(5.8)	20.1	—	20.1
Operating Profit — ManpowerGroup	$688.9	(4.3)%	(15.5)%	11.2%	2.6%	8.6%

Annual Report 2015 | 28	Management's Discussion & Analysis

Amounts represent 2014 Percentages represent 2014 compared to 2013	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$3,086.4	4.0%	—%	4.0%	—%	4.0%
Other Americas	1,497.3	(3.0)	(11.0)	8.0	—	8.0
	4,583.7	1.6	(3.8)	5.4	—	5.4
Southern Europe:
France	5,351.6	1.3	0.1	1.2	—	1.2
Italy	1,178.8	8.4	(0.1)	8.5	0.4	8.1
Other Southern Europe	979.3	13.3	(0.4)	13.7	1.5	12.2
	7,509.7	3.8	—	3.8	0.2	3.6
Northern Europe	6,048.1	5.4	(0.3)	5.7	1.3	4.4
APME	2,327.1	(4.9)	(4.8)	(0.1)	0.5	(0.6)
Right Management	294.2	(7.1)	(0.4)	(6.7)	—	(6.7)
ManpowerGroup	$20,762.8	2.5%	(1.5)%	4.0%	0.4%	3.6%
Gross Profit — ManpowerGroup	$3,488.2	3.6%	(1.6)%	5.2%	1.1%	4.1%
Operating Unit Profit
Americas:
United States	$125.4	25.7%	—%	25.7%	—%	25.7%
Other Americas	56.2	27.9	(12.5)	40.4	—	40.4
	181.6	26.4	(3.8)	30.2	—	30.2
Southern Europe:
France	275.5	38.5	(0.2)	38.7	—	38.7
Italy	64.2	19.3	(0.5)	19.8	1.6	18.2
Other Southern Europe	22.0	83.9	(0.9)	84.8	8.8	76.0
	361.7	36.7	(0.3)	37.0	0.7	36.3
Northern Europe	198.1	41.8	(3.1)	44.9	6.9	38.0
APME	84.2	19.0	(6.2)	25.2	2.5	22.7
Right Management	33.5	64.1	0.4	63.7	—	63.7
Operating Profit — ManpowerGroup	$719.9	40.6%	(2.9)%	43.5%	2.2%	41.3%

CASH SOURCES AND USES

Cash used to fund our operations is primarily generated through operating activities and provided by our existing credit facilities. We believe that our available cash and our existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. As of December 31, 2015, we had $652.2 million of cash held by foreign subsidiaries that was not available to fund domestic operations unless repatriated. We anticipate cash repatriations to the United States from certain foreign subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2015 and 2014, we identified approximately $604.4 million and $452.8 million,

Management's Discussion & Analysis	29 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

respectively, of non-United States earnings that are not permanently invested. Related to these non-United States earnings that may be remitted, we recorded a deferred tax liability of $132.0 million and $53.1 million as of December 31, 2015 and 2014, respectively. This deferred tax liability increased as of December 31, 2015 from December 31, 2014 due to 2015 non-United States earnings that are not permanently invested, which had a higher United States tax cost due to lower foreign tax credits.

Our principal ongoing cash needs are to finance working capital, capital expenditures, debt payments, interest expense, dividends, share repurchases and acquisitions. Working capital is primarily in the form of trade receivables, which generally increase as revenues increase. The amount of financing necessary to support revenue growth depends on receivables turnover, which differs in each market where we operate.

Cash provided by operating activities was $511.5 million, $306.2 million and $396.7 million for 2015, 2014 and 2013, respectively. The increase in 2015 from 2014 was primarily attributable to the 2015 sale of $132.8 million of our CICE payroll tax credits and an increase in accounts payable due to timing of payments, partly offset by an increase in accounts receivables due to the growth in the business. The decrease in cash provided by operating activities in 2014 from 2013 is primarily due to the fact that we did not sell any of our CICE receivable in 2014, and we had an increase in working capital needs as a result of the growth in the business, partially offset by an increase in earnings. In 2013, we sold a portion of our 2013 CICE payroll tax credits for net proceeds of $104.0 million. Changes in operating assets and liabilities utilized $116.6 million of cash in 2015, as compared to $314.2 million and $50.9 million in 2014 and 2013, respectively.

Accounts receivable increased to $4,243.0 million as of December 31, 2015 from $4,134.5 million as of December 31, 2014, primarily due to an increase in business volume. Utilizing exchange rates as of December 31, 2014, the December 31, 2015 balance would have been approximately $342.2 million higher than reported.

Capital expenditures were $52.3 million, $51.5 million and $44.7 million during 2015, 2014 and 2013, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $3.4 million in both 2015 and 2014 and $0.5 million in 2013.

On September 3, 2015, we acquired 7S Group GmbH (“7S”), for total consideration, net of cash acquired, of $140.4 million (€125.3 million). In addition, we incurred approximately $3.4 million of transaction costs associated with the acquisition during the year ended December 31, 2015, which have been recorded in selling and administrative expenses. Based primarily in Germany, 7S is a highly specialized provider of human resource services focusing on a number of core sectors including skilled trades, engineering and IT.

Of the $153.0 million (€136.5 million) of net acquired assets, $48.8 million (€43.5 million) was recorded as finite-lived intangible assets, of which $44.2 million (€39.4 million) was assigned to customer relationships and will be amortized over 10 years using the straight line method. As of December 31, 2015, the customer relationships were $41.4 million (€38.1 million). Total amortization expense related to this intangible asset in each of the next five years is $4.3 million.
The fair value of $119.3 million (€106.4 million), which was not directly attributable to any specific assets or liabilities, was assigned to goodwill as part of the Germany reporting unit.
As of December 31, 2015, the purchase accounting and figures associated with the above acquisition were preliminary and will be finalized in early 2016.
From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration for acquisitions excluding 7S, net of cash acquired, was $120.1 million for the year ended December 31, 2015, the majority of which took place in Australia, Canada and the Netherlands. The total cash consideration for acquisitions,

Annual Report 2015 | 30	Management's Discussion & Analysis

net of cash acquired, for the years ended 2014 and 2013 was $32.0 million and $46.3 million, respectively. Goodwill and intangible assets resulting from the remaining 2015 acquisitions were $108.7 million and $28.5 million, respectively, as of December 31, 2015. Goodwill and intangible assets resulting from the 2014 acquisitions, the majority of which took place in the Netherlands and the United Kingdom, were $39.4 million and $10.1 million, respectively, as of December 31, 2014.
During the third quarter of 2015, we entered into a joint venture to expand our business in the Greater China region. We contributed a majority of the net assets of our China, Hong Kong, Macau and Taiwan operations and the noncontrolling shareholder contributed cash. The joint venture is included in our Consolidated Balance Sheets as of December 31, 2015 as we have a controlling financial interest. The noncontrolling equity interest is included in noncontrolling interests in total shareholders’ equity in our Consolidated Balance Sheets as of December 31, 2015.
Net debt borrowings were $456.1 million for 2015, as compared to $13.4 million for 2014 and net repayments of $271.3 million in 2013. In September 2015, we offered and sold €400.0 million aggregate principal amount of the Company's 1.875% notes due September 11, 2022. (See the "Euro Notes" section below for further information.) In June 2013, we paid off our €200.0 million 4.75% Notes with available cash upon maturity. We use excess cash to pay down borrowings under facilities when appropriate.

In October 2015 and December 2012, the Board of Directors authorized the repurchase of 6.0 million and 8.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions or similar facilities. In 2015, we repurchased a total of 6.7 million shares, comprised of 6.0 million shares under the 2012 authorization and 0.7 million shares under the 2015 authorization, at a total cost of $587.9 million, including a nominal amount of shares at a cost of $7.7 million that settled in January 2016. The share repurchases that settled in January are not reflected in the treasury stock in our Consolidated Balance Sheets as of December 31, 2015. In 2014, we repurchased 2.0 million shares under the 2012 authorization at a cost of $143.5 million. No repurchases were made in 2013. As of December 31, 2015, there were 5.3 million shares remaining authorized for repurchase under the 2015 authorization and no shares remaining under the 2012 authorization.

We have aggregate commitments of $1,759.0 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	Total	2016	2017–2018	2019–2020	Thereafter
Long-term debt including interest	$925.7	$31.4	$430.4	$16.6	$447.3
Short-term borrowings	38.2	38.2	—	—	—
Operating leases	582.2	155.9	204.9	114.6	106.8
Severances and other office closure costs	16.4	12.9	2.9	0.6	—
Other	196.5	72.6	71.8	27.6	24.5
	$1,759.0	$311.0	$710.0	$159.4	$578.6

Our liability for unrecognized tax benefits, including related interest and penalties, of $37.9 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.

We recorded net restructuring costs of $16.4 million and $89.4 million in 2015 and 2013, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. During 2015, we made payments of $12.9 million out of our restructuring reserve. We expect a majority of the remaining $16.4 million reserve will be paid by the end of 2016.

Management's Discussion & Analysis	31 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We have entered into guarantee contracts and stand-by letters of credit that total approximately $190.2 million and $172.6 million as of December 31, 2015 and 2014, respectively ($144.7 million and $126.8 million for guarantees, respectively, and $45.5 million and $45.8 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.5 million and $1.9 million in 2015 and 2014, respectively.

Total capitalization as of December 31, 2015 was $3,547.6 million, comprised of $855.1 million in debt and $2,692.5 million in equity. Debt as a percentage of total capitalization was 24%, 14% and 15% as of December 31, 2015, 2014 and 2013, respectively. The increase in 2015 in debt as a percentage of total capitalization is primarily due to the offering of our €400.0 Notes.

Euro Notes

On September 11, 2015, we offered and sold €400.0 million aggregate principal amount of the Company's 1.875% notes due September 11, 2022 (the "€400.0 million Notes"). The net proceeds from the €400.0 million Notes of €397.4 million will be used for general corporate purposes, which may include share repurchases and the acquisition of or investment in complementary businesses or other assets. The €400.0 million Notes were issued at a price of 99.753% to yield an effective interest rate of 1.913%. Interest on the €400.0 million Notes is payable in arrears on September 11 of each year.
We also have €350.0 million aggregate principal amount 4.50% notes due June 22, 2018 (the “€350.0 million Notes”), which were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 million Notes is payable in arrears on June 22 of each year. We may redeem the €350.0 million Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €350.0 million Notes.

When the €400.0 million Notes and €350.0 million Notes mature, we plan to repay the amounts with available cash, borrowings under our $600.0 million revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace either the €400.0 million Notes or €350.0 million Notes.

Both the €400.0 million Notes and €350.0 million Notes contain certain customary non-financial restrictive covenants and events of default and are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. A portion of these notes have been designated as a hedge of our net investment in subsidiaries with a euro-functional currency as of December 31, 2015. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, both net of taxes, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive loss. (See the Significant Matters Affecting Results of Operations section and Notes 7 and 12 to the Consolidated Financial Statements for further information.)

Revolving Credit Agreement

On September 16, 2015, we amended and restated our Five Year Credit Agreement (the “Amended Agreement”) with a syndicate of commercial banks primarily to revise the termination date of the facility from October 15, 2018 to September 16, 2020. The remaining material terms and conditions of the Amended

Annual Report 2015 | 32	Management's Discussion & Analysis

Agreement are substantially similar to the material terms and conditions of our Amended and Restated Five Year Credit Agreement dated October 15, 2013.

Management's Discussion & Analysis	33 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Amended Agreement allows for borrowing of $600.0 million in various currencies, and up to $150.0 million may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of both December 31, 2015 and 2014. Outstanding letters of credit issued under the Amended Agreement totaled $0.9 million and $1.0 million as of December 31, 2015 and 2014, respectively. Additional borrowings of $599.1 million and $599.0 million were available to us under the facility as of December 31, 2015 and 2014, respectively.

Under the Amended Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 12.5 basis points paid on the entire facility and the credit spread is 100.0 basis points on any borrowings. A downgrade from both credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 million to $0.8 million annually.

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

As defined in the Amended Agreement, we had a net Debt-to-EBITDA ratio of 0.67 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 4.55 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2015.

Other

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2015, such uncommitted credit lines totaled $292.9 million, of which $248.0 million was unused. Under the Amended Agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year.

In July 2015, Moody’s Investors Services upgraded our long-term debt rating to Baa1 from Baa2 while the ratings outlook remained stable. In April 2014, Standard and Poor’s raised our credit rating to BBB from BBB-, while maintaining the stable outlook. Both of the current credit ratings are investment grade. Rating agencies use proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance.

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

Annual Report 2015 | 34	Management's Discussion & Analysis

Bad debt expense, which increases our allowance for doubtful accounts, is recorded as a selling and administrative expense and was $16.3 million, $18.9 million and $24.1 million for 2015, 2014 and 2013, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $20.3 million, $15.8 million and $26.4 million for 2015, 2014 and 2013, respectively.

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

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the United States, the Netherlands, France and Norway. Annual expense relating to these plans is recorded in selling and administrative expenses and is estimated to be approximately $7.9 million in 2016, compared to $11.4 million, $12.6 million and $11.8 million in 2015, 2014 and 2013, respectively. The 2016 expense estimate reflects a decrease resulting from our adoption of the spot rate approach for all of our United States defined benefit plans in measuring the service and interest cost components of net periodic benefit cost, and a change to the amortization period for gains and losses for two of our United States defined benefit plans. Both of these changes will have an immaterial impact on the Consolidated Financial Statements (see Note 8 to the Consolidated Financial Statements for further information). Included in the 2013 expense was a $2.3 million curtailment gain resulting from an amendment to a defined benefit plan in the Netherlands. Effective January 1, 2013, the Netherlands’ defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan.

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

We used a weighted-average discount rate of 4.3% for the United States plans and 3.2% for non-United States plans in determining the estimated pension expense for 2016. These rates compare to the weighted-average discount rate of 3.9% for the United States plans and 2.9% for non-United States plans we used in determining the estimated pension expense for 2015, and reflect the current interest rate environment. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate would impact 2016 consolidated pension expense by approximately $0.1 million and $0.8 million for the United States plans and non-United States plans, respectively. We have selected a weighted-average expected return on plan assets of 5.5% for the United States plans and 3.4% for the non-United States plans in determining the estimated pension expense for 2016. The comparable rates used for the calculation of the 2015 pension

Management's Discussion & Analysis	35 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

expense were 5.5% and 3.2% for the United States plans and non-United States plans, respectively. A 25 basis point change in the weighted-average expected return on plan assets would impact 2016 consolidated pension expense by approximately $0.1 million for the United States plans and $0.8 million for the non-United States plans. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future (See Note 8 to the Consolidated Financial Statements for further information).

United States Workers’ Compensation

In the United States, we are under a self-insured retention program in most states covering workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2015 and 2014 was $76.5 million and $79.8 million, respectively. Workers’ compensation expense is recorded as a component of cost of services.

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

Annual Report 2015 | 36	Management's Discussion & Analysis

In France, we currently maintain a reserve related to these programs for 2007 through 2015, which has been estimated based on the results of past audits, changes in business volumes and the assessments related to the audit of 2007 through 2011. While some adjustment may be appropriate as we finalize the audits, we do not expect any significant adjustments to the recorded amount in the near term.

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

The French government passed legislation effective January 1, 2013 to improve the competitiveness and reduce employment costs by offering payroll tax credits to most French and foreign enterprises subject to corporate tax in France. This law, Credit d’Impôt pour la Compétitivité et l’Emploi (“CICE”), provides credits based on a percentage of wages paid to employees receiving less than two-and-a-half times the French minimum wage. The payroll tax credit was equal to 4% of eligible wages in 2013 and 6% of eligible wages in 2014 and beyond. We have used, and intend to use, the credit to invest in employment opportunities and to improve our competitiveness, as required by the law. Due to the complexity of compliance with this law, we may have adjustments to the payroll tax credit amount as a result of any audits. The CICE credit is accounted for as a reduction of our cost of services in the period earned, and has had a favorable impact on our consolidated gross profit margin, as well as margins in France and Southern Europe.

The payroll tax credit is creditable against our current French income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of the CICE credits after the three-year period. In July 2015 and December 2013, we entered into an agreement to sell a portion of the credits earned in 2014 and 2013, respectively, for net proceeds of $132.8 million (€120.1 million) and $104.0 million (€75.8 million), respectively. We derecognized these receivables upon the sale as the terms of the agreement are such that the transaction qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of these receivables was recorded as a reduction of the payroll tax credits earned in the respective years in cost of services. We received the cash from these sales in July 2015 and December 2013, which improved our operating cash flows in the third quarter of 2015 and fourth quarter of 2013, respectively.

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

Management's Discussion & Analysis	37 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2015, 2014 and 2013, and there was no impairment of our goodwill or our indefinite-lived intangible assets as a result of our annual tests.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2015 included: expected future revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 11.8% to 17.1%, and a terminal value multiple. The expected future revenue growth rates and operating unit profit margins were determined after taking into consideration our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

The table below provides our reporting units’ estimated fair values and carrying values, determined as part of our annual goodwill impairment test performed in the third quarter, representing approximately 73% of our consolidated goodwill balance as of September 30, 2015.

(in millions)	France	United States	United Kingdom	Right Management	Netherlands
Estimated fair values	$1,510.5	$1,132.9	$410.4	$296.3	$164.8
Carrying values	633.3	799.0	305.4	122.6	128.9

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

Annual Report 2015 | 38	Management's Discussion & Analysis

Approximately 84% of our revenues and profits are generated outside of the United States, with approximately 44% generated from our European operations with a euro-functional currency. As a result, fluctuations in the value of foreign currencies against the United States dollar, particularly the euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the average exchange rates each month. Consequently, as the value of the United States dollar changes relative to the currencies of our major markets, our reported results vary.

In both 2015 and 2014, the United States dollar generally strengthened against many of the currencies of our major markets. Revenues from services in constant currency were 13.5% and 1.5% higher than reported revenues in 2015 and 2014, respectively. A change in the strength of the United States dollar by 10% would have impacted our revenues from services by approximately 8.4% and 8.5% from the amounts reported in 2015 and 2014, respectively.

Fluctuations in currency exchange rates also impact the United States dollar amount of our shareholders’ equity. The assets and liabilities of our non-United States subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders’ equity as a component of accumulated other comprehensive loss. The United States dollar strengthened relative to many foreign currencies as of December 31, 2015 compared to December 31, 2014. Consequently, shareholders’ equity decreased by $150.4 million as a result of the foreign currency translation as of December 31, 2015. If the United States dollar had strengthened an additional 10% as of December 31, 2015, resulting translation adjustments recorded in shareholders’ equity would have decreased by approximately $137.7 million from the amounts reported.

As of December 31, 2014, the United States dollar strengthened relative to many foreign currencies compared to December 31, 2013. Consequently, shareholders’ equity decreased by $229.6 million as a result of the foreign currency translation as of December 31, 2014. If the United States dollar had strengthened an additional 10% as of December 31, 2014, resulting translation adjustments recorded in shareholders’ equity would have decreased by approximately $174.8 million from the amounts reported.

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

On occasion, forward contracts are designated as an economic hedge of our net investment in our foreign subsidiaries. As of December 31, 2015, we had a translation loss of $4.1 million included in accumulated other comprehensive loss, net of taxes, as the net investment hedge was deemed effective.

As of December 31, 2015, there were £11.1 ($16.8) million of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2016. For our forward contracts that are not designated as hedges, any gain or loss resulting from the change in fair value is recognized in the current period earnings.

Management's Discussion & Analysis	39 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

As of December 31, 2015, we had outstanding $810.2 million in principal amount of euro-denominated notes (€750.0 million). A portion of the notes have been designated as a hedge of our net investment in subsidiaries with a euro-functional currency as of December 31, 2015. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, both net of tax, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive loss. Shareholders’ equity increased by $38.6 million, net of tax, due to changes in accumulated other comprehensive loss during the year due to the currency impact on these designated borrowings.

Interest Rates — Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings and interest rate swap agreements. As of December 31, 2015, we had the following fixed- and variable-rate borrowings:

(in millions)	Amount	Weighted- Average Interest Rate(1)
Variable-rate borrowings	$38.2	17.8%
Fixed-rate borrowings	816.9	3.1
Total debt	$855.1	3.8%

(1) The rates are impacted by currency exchange rate movements.

Sensitivity Analysis — The following tables summarize our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the United States dollar spot rate as of December 31, 2015 and 2014. The exchange rate computations assume a 10% appreciation or 10% depreciation of the euro and British pound to the United States dollar.

The hypothetical impact on 2015 and 2014 net earnings and total other comprehensive (loss) income of the stated change in rates is as follows:

2015 (in millions)	Movements in Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro Notes:
€400.0, 1.91% Notes due September 2022	$43.4	(1)	$(43.4)
€350.0, 4.51% Notes due June 2018	38.0	(1)	(38.0)
Forward contracts:
£11.1 to $16.8	1.6		(1.6)

2014 (in millions)	Movements in Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro Notes:
€350.0, 4.51% Notes due June 2018	$42.3	(1)	$(42.3)
Forward contracts:
£2.7 to $4.3	0.4		(0.4)

(1) Exchange rate movements are recorded through accumulated other comprehensive loss as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a euro-functional currency.

Annual Report 2015 | 40	Management's Discussion & Analysis

The hypothetical changes in the fair value of our market sensitive instruments due to changes in interest rates, and changes in foreign currency exchange rates for the forward contracts, are as follows:

As of December 31, 2015 Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Euro Notes:
€400.0, 1.91% Notes due September 2022	$44.4	(1)	$(44.4)
€350.0, 4.51% Notes due June 2018	41.5	(1)	41.5
Forward contracts:
£11.1 to $16.8	1.6		(1.6)

As of December 31, 2014 Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Euro Notes:
€350.0, 4.51% Notes due June 2018	$47.2	(1)	$(47.2)
Forward contracts:
£2.7 to $4.3	0.4		(0.4)

(1) This change in fair value is not recorded in the Consolidated Financial Statements; however, disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements

Impact of Economic Conditions

One of the principal attractions of using workforce solutions and service providers is to maintain a flexible supply of labor to meet changing economic conditions. Therefore, the industry has been and remains sensitive to economic cycles. To help minimize the effects of these economic cycles, we offer clients a continuum of services to meet their needs throughout the business cycle. We believe that the breadth of our operations and the diversity of our service mix cushion us against the impact of an adverse economic cycle in any single country or industry. However, adverse economic conditions in any of our largest markets,or in several markets simultaneously, would have a material impact on our consolidated financial results.

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

Management's Discussion & Analysis	41 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

In Germany, the Confederation of German Trade Unions (representing eight German trade unions and over six million people) and the Employer’s Association of the Temporary Staffing Industry (representing two major temporary worker employers’ associations) entered into a new Collective Labor Agreement ("CLA"). The first phase of the CLA was effective in November 2013 and January 2014, and required higher wages to temporary employees and higher cost for vacation, sick pay, and temporary staff time accounts. In 2015, the second phase of the CLA took effect with the creation of salary bands in January and approximately a 3.5% to 4.5% wage increase in April. These changes will have an unfavorable impact on our gross profit margin in Germany, as we pass on many of these additional costs to the client without a mark-up. However, the CLA did not have a significant impact on our consolidated or Northern Europe financial results in either 2015 or 2014.

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

In June 2013, the employer mandate provisions of the new United States healthcare legislation, Patient Protection and Affordable Care Act ("PPACA"), were delayed until 2015 from the original effective date of 2014. The employer mandate provisions of PPACA are having the greatest financial impact on us and our clients with United States-based employees. This legislation has increased the employment costs of our permanent employees and our associates. It is our intention that any cost increases related to our associates will be passed on to our United States clients; however, there is no assurance that we will be fully successful at doing so in the future.

Recently Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements.

Forward-Looking Statements

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward- looking statements involve risks and uncertainties. The information under the heading “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2015, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

Annual Report 2015 | 42	Management's Discussion & Analysis

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

Under the supervision and with the participation of management, including our Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2015.

Deloitte & Touche LLP, our independent registered public accounting firm, issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2015, which is included herein.

February 22, 2016

Annual Report '15 | 43	Management Report on Internal Control Over Financial Reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWERGROUP INC.

We have audited the accompanying consolidated balance sheets of ManpowerGroup Inc. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ManpowerGroup Inc. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2016 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 22, 2016

Report of Independent Registered Public Accounting Firm	44 | ManpowerGroup

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWERGROUP INC.

We have audited the internal control over financial reporting of ManpowerGroup Inc. and subsidiaries (the "Company") as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated February 22, 2016 expressed an unqualified opinion on those consolidated financial statements.

Milwaukee, Wisconsin
February 22, 2016

Annual Report '15 | 45	Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

Year Ended December 31	2015	2014	2013
Revenues from services	$19,329.9	$20,762.8	$20,250.5
Cost of services	16,034.1	17,274.6	16,883.8
Gross profit	3,295.8	3,488.2	3,366.7
Selling and administrative expenses	2,606.9	2,768.3	2,854.8
Operating profit	688.9	719.9	511.9
Interest and other expenses	28.2	38.3	36.4
Earnings before income taxes	660.7	681.6	475.5
Provision for income taxes	241.5	254.0	187.5
Net earnings	$419.2	$427.6	$288.0
Net earnings per share — basic	$5.46	$5.38	$3.69
Net earnings per share — diluted	$5.40	$5.30	$3.62
Weighted average shares — basic	76.8	79.5	78.0
Weighted average shares — diluted	77.7	80.7	79.6

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
in millions

Year Ended December 31	2015	2014	2013
Net earnings	$419.2	$427.6	$288.0
Other comprehensive (loss) income:
Foreign currency translation	(182.8)	(265.9)	52.7
Translation adjustments on net investment hedge, net of income taxes of $19.2, $20.3 and $(5.4), respectively	34.5	36.1	(9.5)
Translation adjustments on long-term intercompany loans	(2.1)	0.2	(0.2)
Unrealized gain (loss) on investments, net of income taxes of $0.1, $2.1 and $(2.3), respectively	0.3	5.2	(0.3)
Defined benefit pension plans and retiree health care plan, net of income taxes of $7.8, $(8.6) and $5.2, respectively	19.3	(13.0)	5.1
Total other comprehensive (loss) income	$(130.8)	$(237.4)	$47.8
Comprehensive income	$288.4	$190.2	$335.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income	46 | ManpowerGroup

CONSOLIDATED BALANCE SHEETS
in millions, except share and per share data

December 31	2015	2014
ASSETS
Current Assets
Cash and cash equivalents	$730.5	$699.2
Accounts receivable, less allowance for doubtful accounts of $98.1 and $111.4, respectively	4,243.0	4,134.5
Prepaid expenses and other assets	119.0	147.8
Total current assets	5,092.5	4,981.5
Other Assets
Goodwill	1,257.4	1,075.2
Intangible assets, less accumulated amortization of $266.6 and $276.2, respectively	326.5	286.8
Other assets	694.0	688.6
Total other assets	2,277.9	2,050.6
Property and Equipment
Land, buildings, leasehold improvements and equipment	585.4	633.5
Less: accumulated depreciation and amortization	438.3	484.4
Net property and equipment	147.1	149.1
Total assets	$7,517.5	$7,181.2
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1,659.2	$1,542.7
Employee compensation payable	211.4	204.5
Accrued liabilities	483.7	472.7
Accrued payroll taxes and insurance	613.8	622.4
Value added taxes payable	438.7	466.3
Short-term borrowings and current maturities of long-term debt	44.2	45.2
Total current liabilities	3,451.0	3,353.8
Other liabilities
Long-term debt	810.9	422.6
Other long-term liabilities	563.1	461.8
Total other liabilities	1,374.0	884.4
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 114,504,928 and 112,876,552 shares, respectively	1.2	1.1
Capital in excess of par value	3,186.7	3,084.2
Retained earnings	1,966.0	1,667.8
Accumulated other comprehensive loss	(286.0)	(155.2)
Treasury stock at cost, 41,466,590 and 34,762,316 shares, respectively	(2,243.2)	(1,654.9)
Total ManpowerGroup shareholders' equity	2,624.7	2,943.0
Noncontrolling interests	67.8	—
Total shareholders’ equity	2,692.5	2,943.0
Total liabilities and shareholders’ equity	$7,517.5	$7,181.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Annual Report 2015 | 47	Consolidated Balance Sheets

CONSOLIDATED STATEMENTS OF CASH FLOWS
in millions

Year Ended December 31	2015	2014	2013
Cash Flows from Operating Activities
Net earnings	$419.2	$427.6	$288.0
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	77.7	83.8	94.3
Deferred income taxes	91.2	54.0	17.0
Provision for doubtful accounts	16.3	18.9	24.1
Share-based compensation	31.1	40.6	31.5
Excess tax benefit on exercise of share-based awards	(7.4)	(4.5)	(7.3)
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(369.8)	(270.5)	(82.6)
Other assets	(59.7)	(198.7)	(35.9)
Other liabilities	312.9	155.0	67.6
Cash provided by operating activities	511.5	306.2	396.7
Cash Flows from Investing Activities
Capital expenditures	(52.3)	(51.5)	(44.7)
Acquisitions of businesses, net of cash acquired	(260.5)	(32.0)	(46.3)
Proceeds from the sale of investments, property and equipment	14.7	2.1	3.4
Cash used in investing activities	(298.1)	(81.4)	(87.6)
Cash Flows from Financing Activities
Net change in short-term borrowings	4.1	16.0	(5.7)
Proceeds from long-term debt	454.0	—	3.9
Repayments of long-term debt	(2.0)	(2.6)	(269.5)
Payments for debt issuance costs	(2.5)	—	—
Proceeds from share-based awards and other equity transactions	104.1	25.5	101.0
Other share-based award transactions, net	(0.7)	(6.3)	16.1
Repurchases of common stock	(580.2)	(143.5)	—
Dividends paid	(121.0)	(77.3)	(72.0)
Cash used in financing activities	(144.2)	(188.2)	(226.2)
Effect of exchange rate changes on cash	(37.9)	(75.0)	6.6
Net increase (decrease) in cash and cash equivalents	31.3	(38.4)	89.5
Cash and cash equivalents, beginning of year	699.2	737.6	648.1
Cash and cash equivalents, end of year	$730.5	$699.2	$737.6
Supplemental Cash Flow Information
Interest paid	$32.2	$36.6	$43.5
Income taxes paid, net	$75.9	$105.8	$60.3

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows	48 | ManpowerGroup

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
in millions, except share and per share data

	ManpowerGroup Shareholders						Non- controlling Interests
	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock		Total
	Shares Issued	Par Value
Balance, January 1, 2013	109,543,492	$1.1	$2,873.2	$1,101.5	$34.4	$(1,509.4)	$—	$2,500.8
Net earnings				288.0				288.0
Other comprehensive income					47.8			47.8
Issuances under equity plans, including tax benefits	2,471,181		109.3			8.8		118.1
Share-based compensation expense			31.5					31.5
Dividends ($0.92 per share)				(72.0)				(72.0)
Balance, December 31, 2013	112,014,673	1.1	3,014.0	1,317.5	82.2	(1,500.6)	—	2,914.2
Net earnings				427.6				427.6
Other comprehensive loss					(237.4)			(237.4)
Issuances under equity plans, including tax benefits	861,879		29.6			(10.8)		18.8
Share-based compensation expense			40.6					40.6
Dividends ($0.98 per share)				(77.3)				(77.3)
Repurchases of common stock						(143.5)		(143.5)
Balance, December 31, 2014	112,876,552	1.1	3,084.2	1,667.8	(155.2)	(1,654.9)	—	2,943.0
Net earnings				419.2				419.2
Other comprehensive loss					(130.8)			(130.8)
Issuances under equity plans, including tax benefits	1,628,376	0.1	77.5			(8.1)		69.5
Share-based compensation expense			31.1					31.1
Dividends ($1.60 per share)				(121.0)				(121.0)
Repurchases of common stock						(580.2)		(580.2)
Contribution from a noncontrolling interest and other noncontrolling interest transactions			(6.1)				67.8	61.7
Balance, December 31, 2015	114,504,928	$1.2	$3,186.7	$1,966.0	$(286.0)	$(2,243.2)	$67.8	$2,692.5
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Annual Report 2015 | 49	Consolidated Statements of Shareholders' Equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Note 01. Summary of Significant Accounting Policies

Nature of Operations

ManpowerGroup Inc. is a world leader in the innovative workforce solutions and services industry. Our global network of over 2,900 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. Our largest operations, based on revenues, are located in the United States, France, Italy and the United Kingdom. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

Basis of Consolidation

The Consolidated Financial Statements include our operating results and the operating results of all of our majority-owned subsidiaries and entities in which we have a controlling financial interest. We have a controlling financial interest if we own a majority of the outstanding voting common stock and the noncontrolling shareholders do not have substantive participating rights, or we have significant control over an entity through contractual or economic interests in which we are the primary beneficiary. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the Consolidated Financial Statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $137.9 and $132.3 as of December 31, 2015 and 2014, respectively, and are included in other assets in the Consolidated Balance Sheets. Included in shareholders’ equity as of December 31, 2015 and 2014 are $85.4 and $77.4, respectively, of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Annual Report 2015 | 50	Notes to Consolidated Financial Statements

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in revenues from services, were $24.2, $25.4 and $24.4 for the years ended December 31, 2015, 2014 and 2013, respectively.

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

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2015 and 2014, deferred revenue was $38.4 and $35.5, respectively, all of which was current.

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

Bad debt expense is recorded as selling and administrative expenses in our Consolidated Statements of Operations and was $16.3, $18.9 and $24.1 in 2015, 2014 and 2013, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $20.3, $15.8 and $26.4 for 2015, 2014 and 2013, respectively.

Advertising Costs

We expense production costs of advertising as they are incurred. Advertising expenses were $28.8, $25.7 and $22.3 in 2015, 2014 and 2013, respectively.

Restructuring Costs

We recorded net restructuring costs of $16.4 and $89.4 in 2015 and 2013, respectively, in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries and territories. During 2015 and 2014, we made payments of $12.9 and $35.5, respectively, out of our restructuring reserve. We expect a

Notes to Consolidated Financial Statements	51 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

majority of the remaining $16.4 reserve will be paid by the end of 2016. Changes in the restructuring liability balances for each reportable segment and Corporate are as follows:

	Americas(1)	Southern Europe(2)	Northern Europe	APME	Right Management	Corporate	Total
Balance, January 1, 2014	$6.8	$4.5	$22.2	$1.8	$12.3	$0.8	$48.4
Costs paid or utilized	(5.7)	(2.2)	(16.4)	(1.3)	(10.0)	0.1	(35.5)
Balance, December 31, 2014	1.1	2.3	5.8	0.5	2.3	0.9	12.9
Severance costs	2.5	—	8.6	0.9	1.1	—	13.1
Office closure costs	0.7	—	0.4	2.0	0.2	—	3.3
Costs paid or utilized	(0.8)	(0.6)	(6.3)	(1.7)	(2.8)	(0.7)	(12.9)
Balance, December 31, 2015	$3.5	$1.7	$8.5	$1.7	$0.8	$0.2	$16.4

(1) Balance related to United States was $5.1 as of January 1, 2014. In 2014, United States paid/utilized $4.1, leaving a $1.0 liability as of December 31, 2014. In 2015, United States incurred $2.3 for severance costs and $0.7 for office closure costs and paid/utilized $1.1, leaving a $2.9 liability as of December 31, 2015.
(2) Balance related to France was $3.5 as of January 1, 2014. In 2014, France paid/utilized $1.4, leaving a $2.1 liability as of December 31, 2014. In 2015, France paid/utilized $0.6, leaving a $1.5 liability as of December 31, 2015. Italy had a $0.9 liability as of January 1, 2014. In 2014, Italy paid/utilized $0.9, leaving no liability as of December 31, 2014 or 2015.

Income Taxes

We account for income taxes in accordance with the accounting guidance on income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and net operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We record a valuation allowance against deferred tax assets to reduce the assets to the amounts more likely than not to be realized.

Fair Value Measurements

The assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Foreign currency forward contracts	$0.1	$—	$0.1	$—	$0.1	$—	$0.1	$—
Deferred compensation plan assets	84.1	84.1	—	—	81.4	81.4	—	—
	$84.2	$84.1	$0.1	$—	$81.5	$81.4	$0.1	$—
Liabilities
Foreign currency forward contracts	$0.5	$—	$0.5	$—	$—	$—	$—	$—
	$0.5	$—	$0.5	$—	$—	$—	$—	$—

Annual Report 2015 | 52	Notes to Consolidated Financial Statements

We determine the fair value of our deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the foreign currency forward contracts is measured at the value from either directly or indirectly observable third parties.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of our variable-rate long-term debt approximates fair value. The fair value of the euro-denominated notes, as observable at commonly quoted intervals (Level 2 inputs), was $858.2 and $471.6 as of December 31, 2015 and 2014, respectively, compared to a carrying value of $810.2 and $422.1, respectively.

Goodwill and Other Intangible Assets

We have goodwill, finite-lived intangible assets and indefinite-lived intangible assets as follows:

	2015			2014
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill(1)	$1,257.4	$—	$1,257.4	$1,075.2	$—	$1,075.2
Intangible assets:
Finite-lived:
Technology	$—	$—	$—	$19.6	$19.6	$—
Franchise agreements	—	—	—	18.0	18.0	—
Customer relationships	425.6	256.7	168.9	359.9	225.6	134.3
Other	16.9	9.9	7.0	14.2	13.0	1.2
	442.5	266.6	175.9	411.7	276.2	135.5
Indefinite-lived:
Tradenames(2)	54.0	—	54.0	54.0	—	54.0
Reacquired franchise rights	96.6	—	96.6	97.3	—	97.3
	150.6	—	150.6	151.3	—	151.3
Total intangible assets	$593.1	$266.6	$326.5	$563.0	$276.2	$286.8

(1) Balances were net of accumulated impairment loss of $513.4 as of both December 31, 2015 and 2014.
(2) Balances were net of accumulated impairment loss of $139.5 as of both December 31, 2015 and 2014.

Amortization expense related to intangibles was $32.8, $33.4 and $34.1 in 2015, 2014 and 2013, respectively. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2015 is as follows: 2016 - $34.8, 2017 - $31.8, 2018 - $29.0, 2019 - $24.7 and 2020 - $20.2. The weighted-average useful lives of the customer relationships and other are 13 and 4 years, respectively. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the United States and Canada completed prior to 2009.

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2015, 2014 and 2013, and there was no impairment of our goodwill or indefinite-lived intangible as a result of our annual tests.

Notes to Consolidated Financial Statements	53 | ManpowerGroup

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

Significant assumptions used in our goodwill impairment tests during 2015, 2014 and 2013 included: expected revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 11.8% to 17.1% for 2015, and a terminal value multiple. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

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

Marketable Securities

We account for our marketable security investments in accordance with the accounting guidance on investments in debt and equity securities, and have historically determined that all such investments are classified as available-for-sale. Accordingly, unrealized gains and unrealized losses that are determined to be temporary, net of related income taxes, are included in accumulated other comprehensive loss, which is a separate component of shareholders’ equity. Realized gains and losses, and unrealized losses determined to be other-than-temporary, are recorded in our Consolidated Statements of Operations.

We hold a 49% interest in our Swiss franchise, accounted for under the equity method of accounting, which maintained an investment portfolio with a market value of $202.3 and $200.9 as of December 31, 2015 and 2014, respectively. This portfolio is comprised of a wide variety of European and United States debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our Consolidated Statements of Operations. For the years ended December 31, 2015, 2014 and 2013, realized gains totaled $2.3, $2.5 and $3.6, respectively, and realized losses totaled $1.1, $0.5 and $1.4, respectively. Other-than-temporary impairment amounts for 2015 and 2013 were net gains of $0.2 and $0.9, respectively, as previously impaired investments were sold for a gain, and 2014 was a loss of $0.1. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in accumulated other comprehensive loss, with the offsetting amount increasing or decreasing our investment in the franchise.

Annual Report 2015 | 54	Notes to Consolidated Financial Statements

Capitalized Software for Internal Use

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $5.1 and $5.3 as of December 31, 2015 and 2014, respectively, is included in other assets in the Consolidated Balance Sheets. Amortization expense related to the capitalized software costs was $1.7, $2.2 and $5.6 for 2015, 2014 and 2013, respectively.

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2015	2014
Land	$5.4	$5.7
Buildings	16.7	19.2
Furniture, fixtures, and autos	166.6	178.2
Computer equipment	133.2	153.0
Leasehold improvements	263.5	277.4
Property and equipment	$585.4	$633.5

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings - up to 40 years; furniture, fixtures, autos and computer equipment - 2 to 16 years; leasehold improvements - lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

Derivative Financial Instruments

We account for our derivative instruments in accordance with the accounting guidance on derivative instruments and hedging activities. Derivative instruments are recorded on the balance sheet as either an asset or liability measured at their fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded as a component of accumulated other comprehensive loss and recognized in the Consolidated Statements of Operations when the hedged item affects earnings. The ineffective portions of the changes in the fair value of cash flow hedges are recognized in earnings.

Foreign Currency Translation

The financial statements of our non-United States subsidiaries have been translated in accordance with the accounting guidance on foreign currency translation. Under the accounting guidance, asset and liability accounts are translated at the current exchange rates and income statement items are translated at the average exchange rates each month. The resulting translation adjustments are recorded as a component of accumulated other comprehensive loss, which is included in shareholders’ equity.

Notes to Consolidated Financial Statements	55 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

A portion of our euro-denominated notes are accounted for as a hedge of our net investment in our subsidiaries with a euro-functional currency. Since our net investment in these subsidiaries exceeds the amount of the related borrowings, net of tax, all translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive loss.

Shareholders’ Equity

In October 2015 and December 2012, the Board of Directors authorized the repurchase of 6.0 million and 8.0 million shares of our common stock, respectively. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions or similar facilities. In 2015, we repurchased a total of 6.7 million shares, comprised of 6.0 million shares under the 2012 authorization and 0.7 million shares under the 2015 authorization, at a total cost of $587.9, including a nominal amount of shares at a cost of $7.7 that settled in January 2016. The share repurchases that settled in January are not reflected in the treasury stock in our Consolidated Balance Sheets as of December 31, 2015. In 2014, we repurchased 2.0 million shares under the 2012 authorization at a cost of $143.5. No repurchases were made in 2013. As of December 31, 2015, there were 5.3 million shares remaining authorized for repurchase under the 2015 authorization and no shares remaining under the 2012 authorization.

During 2015, 2014 and 2013, the Board of Directors declared total cash dividends of $1.60, $0.98 and $0.92 per share, respectively, resulting in total dividend payments of $121.0, $77.3 and $72.0, respectively.

During the third quarter of 2015, we entered into a joint venture to expand our business in the Greater China region. We contributed a majority of the net assets of our China, Hong Kong, Macau and Taiwan operations and the noncontrolling shareholder contributed cash. The joint venture is included in our Consolidated Balance Sheets as of December 31, 2015 as we have a controlling financial interest. The noncontrolling equity interest is included in noncontrolling interests in total shareholders’ equity in our Consolidated Balance Sheets as of December 31, 2015.
Noncontrolling interests also includes amounts related to other majority-owned subsidiaries for which we have a controlling financial interest.
Net earnings, net of tax, attributable to these noncontrolling interests were $6.6 for the year ended December 31, 2015.

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

The payroll tax credit is creditable against our current French income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of these payroll tax credits after the three-year period. In July 2015 and December 2013, we entered into an agreement to sell a portion of the credits earned in 2014 and 2013, respectively, for net proceeds of $132.8 (€120.1) and $104.0 (€75.8), respectively. We derecognized these receivables upon the sale as the terms of the agreement are such that the transaction

Annual Report 2015 | 56	Notes to Consolidated Financial Statements

qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of these receivables was recorded as a reduction of the payroll tax credits earned in the respective years in cost of services.

Recently Issued Accounting Standards

In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The original guidance was effective for us in 2017; however in August 2015, the FASB issued guidance that deferred the effective date by one year for all entities. The new guidance is effective for us in 2018 and can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption, with early adoption permitted, but not before the original effective date. We are currently assessing the impact of the adoption of this guidance on our Consolidated Financial Statements.

In April 2015, the FASB issued new accounting guidance on debt issuance costs. The new guidance requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the associated liability, consistent with debt discounts. As of September 2015, we adopted this guidance and reclassified debt issuance costs associated with our long-term debt from other assets to long-term debt in prior-period financial statements to conform to the current period's presentation. The impact of the adoption of this guidance is disclosed in Note 7 to the Consolidated Financial Statements.

In September 2015, the FASB issued new accounting guidance on business combinations. The new guidance eliminates the requirement to restate prior period financial statements for measurement period adjustments following a business combination. It requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The prior period impact of the adjustment should be either presented separately on the face of the income statement or disclosed in the notes. The guidance is effective for us in 2016. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In November 2015, the FASB issued new accounting guidance on the balance sheet classification of deferred taxes. The new guidance requires that all deferred taxes be presented as noncurrent. In the fourth quarter of 2015, we adopted this guidance and reclassified current deferred tax assets and current deferred tax liabilities from future income tax benefits and accrued liabilities, respectively, to other assets and other long-term liabilities, respectively, in prior-period financial statements to conform to the current period's presentation. The impact of the adoption of this guidance is disclosed in Note 5 to the Consolidated Financial Statements.

In January 2016, the FASB issued new accounting guidance on financial instruments. The new guidance changes the accounting for equity investments, financial liability under the fair value option and the presentation and disclosure requirements for financial instruments. The guidance is effective for us in 2018. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

Reclassification

In connection with the adoption in the third quarter of 2015 of the new accounting guidance on debt issuance costs, we have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation. In our Consolidated Balance Sheets, we have reclassified debt issuance costs associated with our long-term debt from other assets to long-term debt (see Note 7 to the Consolidated Financial Statements).

Notes to Consolidated Financial Statements	57 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

In connection with the adoption in the fourth quarter of 2015 of the new accounting guidance on balance sheet classification of deferred taxes, we have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation. In our Consolidated Balance Sheets, we have reclassified current deferred tax assets and current deferred tax liabilities from future income tax (expense) benefits and accrued liabilities, respectively, to other assets and other long-term liabilities, respectively (see Note 5 to the Consolidated Financial Statements).

Subsequent Events

We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

Note 02. Acquisitions

On September 3, 2015, we acquired 7S Group GmbH (“7S”), for total consideration, net of cash acquired, of $140.4 (€125.3). In addition, we incurred approximately $3.4 of transaction costs associated with the acquisition during the year ended December 31, 2015, which have been recorded in selling and administrative expenses. Based primarily in Germany, 7S is a highly specialized provider of human resource services focusing on a number of core sectors including skilled trades, engineering and IT.

Of the $153.0 (€136.5) of net acquired assets, $48.8 (€43.5) was recorded as finite-lived intangible assets, of which $44.2 (€39.4) was assigned to customer relationships and will be amortized over 10 years using the straight line method. As of December 31, 2015, the customer relationships were $41.4 (€38.1). Total amortization expense related to this intangible asset in each of the next five years is $4.3.
The fair value of $119.3 (€106.4), which was not directly attributable to any specific assets or liabilities, was assigned to goodwill as part of the Germany reporting unit.
As of December 31, 2015, the purchase accounting and figures associated with the above acquisition were preliminary and will be finalized in early 2016.
From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration for acquisitions excluding 7S, net of cash acquired, was $120.1 for the year ended December 31, 2015, the majority of which took place in Australia, Canada and the Netherlands. The total cash consideration for acquisitions, net of cash acquired, for the years ended 2014 and 2013 was $32.0 and $46.3, respectively. Goodwill and intangible assets resulting from the remaining 2015 acquisitions were $108.7 and $28.5, respectively, as of December 31, 2015. Goodwill and intangible assets resulting from the 2014 acquisitions, the majority of which took place in the Netherlands and the United Kingdom, were $39.4 and $10.1, respectively, as of December 31, 2014.

Note 03. Share-Based Compensation Plans

We account for share-based payments according to the accounting guidance on share-based payments. During 2015, 2014 and 2013, we recognized $31.1, $40.6 and $31.5, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock and performance share units, all of which is recorded in selling and administrative expenses. The total income tax benefit recognized related to share-based compensation during 2015, 2014 and 2013 was $16.9, $12.2 and $21.2, respectively. Consideration received from share-based awards for 2015, 2014 and 2013 was $70.1, $25.5 and $101.0, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in capital in excess of par value, for 2015, 2014 and 2013 was approximately $7.4, $4.6 and $8.4, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

Annual Report 2015 | 58	Notes to Consolidated Financial Statements

Stock Options

All share-based compensation is granted under the 2011 Equity Incentive Plan of Manpower Inc. (“2011 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a ratable vesting period of up to four years and expire ten years from date of grant. No stock appreciation rights had been granted or were outstanding as of December 31, 2015 or 2014.

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2013	5,344	$50
Granted	221	53
Exercised	(2,576)	43		$63
Expired or cancelled	(206)	51
Outstanding, December 31, 2013	2,783	$57	5.1	$81
Vested or expected to vest, December 31, 2013	2,769	$57	4.8
Exercisable, December 31, 2013	2,153	$58	4.2	$60
Outstanding, January 1, 2014	2,783	$57
Granted	204	77
Exercised	(473)	53		$13
Expired or cancelled	(30)	43
Outstanding, December 31, 2014	2,484	$59	4.7	$28
Vested or expected to vest, December 31, 2014	2,476	$59	4.5
Exercisable, December 31, 2014	1,957	$59	3.7	$23
Outstanding, January 1, 2015	2,484	$59
Granted	147	77
Exercised	(1,255)	56		$39
Expired or cancelled	(104)	56
Outstanding, December 31, 2015	1,272	$64	5.2	$26
Vested or expected to vest, December 31, 2015	1,267	$64	5.2
Exercisable, December 31, 2015	911	$62	4.0	$20

Options outstanding and exercisable as of December 31, 2015 are as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Shares (000)	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Shares (000)	Weighted-Average Exercise Price
$27-$34	44	2.9	$30	44	$30
$35-$44	86	6.1	45	54	45
$45-$55	347	5.1	53	273	53
$56-$93	795	5.2	73	540	71
	1,272	5.2	$64	911	$62

Notes to Consolidated Financial Statements	59 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

We have recognized expense of $3.2, $6.8 and $7.5 related to stock options for the years ended December 31, 2015, 2014 and 2013, respectively. The total fair value of options vested during the same periods was $3.2, $11.1 and $9.0, respectively. As of December 31, 2015, total unrecognized compensation cost was approximately $2.1, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.3 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2015	2014	2013
Average risk-free interest rate	1.6%	1.8%	1.1%
Expected dividend yield	1.5%	1.2%	1.7%
Expected volatility	32.0%	37.0%	42.0%
Expected term (years)	6.0	5.9	5.9

The average risk-free interest rate is based on the five-year United States Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value per option granted during the year was $21.66, $25.64 and $17.99 in 2015, 2014 and 2013, respectively.

Deferred Stock

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2011 Plan; the deferred stock is settled in shares of common stock according to these terms and conditions. As of December 31, 2015, 2014 and 2013, there were 36,091, 33,985 and 31,733, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in equal quarterly installments over one year and the vested portion of the deferred stock is settled in shares of common stock either upon a director’s termination of service or three years after the date of grant (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2011 Plan. As of December 31, 2015, 2014 and 2013, there were 7,920, 5,199 and 14,844, respectively, shares of deferred stock and 13,860, 10,248 and 14,844, respectively, shares of restricted stock granted under this arrangement, all of which are vested, except for 1,752 shares of restricted stock granted in 2015 that were cancelled. We recognized expense of $0.8, $0.7 and $0.9 related to deferred stock in 2015, 2014 and 2013, respectively.

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

Annual Report 2015 | 60	Notes to Consolidated Financial Statements

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Unvested, January 1, 2013	589	$55	1.7
Granted	192	52
Vested	(90)	52
Forfeited	(64)	56
Unvested, December 31, 2013	627	$54	1.3
Granted	169	$77
Vested	(283)	63
Forfeited	(50)	53
Unvested, December 31, 2014	463	$57	1.2
Granted	179	$76
Vested	(217)	59
Forfeited	(20)	60
Unvested, December 31, 2015	405	$64	1.3	$34

During 2015, 2014 and 2013, we recognized $9.9, $12.9 and $9.8, respectively, of expense related to restricted stock awards. As of December 31, 2015, there was approximately $11.6 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 1.8 years.

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

In the event the performance criteria exceeds the Target Award level, an additional number of shares, up to the Outstanding Award level, may be granted. In the event the performance criteria falls below the Target Award level, a reduced number of shares, as low as the Threshold Award level, may be granted. If the performance criteria falls below the Threshold Award level, no shares will be granted.

Notes to Consolidated Financial Statements	61 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

A summary of the performance share units detail by grant year is as follows:

	2013(a)	2014(b)	2015
Grant Date(s)	February 14, 2013	February 11, 2014 and May 1, 2014	February 11, 2015

Performance Period (years)	2013	2014-2016	2015-2017
Vesting Date(s)	50% on December 31, 2014 and 2015	100% in February, 2017(c)	100% in February, 2018(c)

Payout Levels (in units):
Threshold Award	76,120	94,608	82,298
Target Award	152,240	189,215	164,595
Outstanding Award	304,480	378,430	329,190
Shares Issued in 2015	54,617	—	—
Shares Subject to Holding Period as of December 31, 2015	46,623	—	—

(a) The award achieved 140% of the Target Award level over the performance period. Included in these figures is another award consisting of 7,610 of performance share units that were granted on February 14, 2013 with a separate performance period, performance criteria and vesting date. The performance period was 2013 through 2015, with a vesting date of July 1, 2016. The award achieved 124% of the Target Award level over the performance period.
(b) Included in these figures are 3,046 of performance share units that were granted on October 29, 2014 with a separate performance period, performance criteria and vesting date. The performance period is June 1, 2015 through December 31, 2016, with a vesting date of October 29, 2017.
(c) 2014 and 2015 awards are scheduled to vest in February 2017 and 2018, respectively, when the Board of Directors certify the Award levels that are achieved.

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance and holding periods and is recorded in selling and administrative expenses. We have recognized total compensation expense of $17.1, $20.1 and $13.1 in 2015, 2014 and 2013, respectively, related to the performance share units.

Other Stock Plans

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at their fair market value on a monthly basis. The current plan is non-compensatory according to the accounting guidance on share-based payments.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized an expense of $0.1, $0.1 and $0.2 for shares purchased under the plan in 2015, 2014 and 2013, respectively.

Annual Report 2015 | 62	Notes to Consolidated Financial Statements

Note 04. Net Earnings Per Share

The calculation of net earnings per share - basic and net earnings per share - diluted were as follows:

Year Ended December 31	2015	2014	2013
Net earnings available to common shareholders:	$419.2	$427.6	$288.0

Weighted-average common shares outstanding (in millions):
Weighted-average common shares outstanding - basic	76.8	79.5	78.0
Effect of dilutive securities - stock options	0.5	0.6	0.8
Effect of other share-based awards (in millions)	0.4	0.6	0.8
Weighted-average common shares outstanding - diluted	77.7	80.7	79.6

Net earnings per share - basic	$5.46	$5.38	$3.69
Net earnings per share - diluted	$5.40	$5.30	$3.62

There were certain share-based awards excluded from the calculation of net earnings per share - diluted for the year ended December 31, 2015, 2014 and 2013, respectively, as the exercise prices for these awards were greater than the average market price of the common shares during the period. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2015	2014	2013
Shares (in thousands)	20	692	995
Exercise price ranges	$93	$76-$93	$67-$93
Weighted-average remaining life	1.4 years	4.1 years	5.2 years

Note 05. Income Taxes

The provision for income taxes was as follows:

Year Ended December 31	2015	2014	2013
Current
United States
Federal	$(8.4)	$44.8	$(0.8)
State	—	7.0	3.4
Non-United States	158.7	148.2	167.9
Total current	150.3	200.0	170.5
Deferred
United States
Federal	92.9	53.2	21.0
State	1.8	(1.9)	0.9
Non-United States	(3.5)	2.7	(4.9)
Total deferred	91.2	54.0	17.0
Total provision	$241.5	$254.0	$187.5

Notes to Consolidated Financial Statements	63 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

A reconciliation between taxes computed at the United States Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2015	2014	2013
Income tax based on statutory rate	$231.2	$238.6	$166.4
Increase (decrease) resulting from:
Non-United States tax rate difference	20.4	20.1	27.7
Repatriation of non-United States earnings	(16.9)	(10.1)	(20.5)
State income taxes, net of Federal benefit	2.7	2.9	3.2
Change in valuation allowance	3.3	5.0	(0.5)
Other, net	0.8	(2.5)	11.2
Tax provision	$241.5	$254.0	$187.5

Included in non-United States tax rate difference are benefits of $1.5 and $2.8 for 2015 and 2014, respectively, related to the French CICE payroll tax credit because the CICE credit is tax-free for French tax purposes. The tax benefits related to the CICE credit in excess of these amounts are offset by related increases in United States tax expense. For United States tax purposes, certain French earnings impacted by the CICE credit are treated as a deemed dividend in the current year or future years, resulting in an increase in United States tax expense.

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes, were as follows:

December 31	2015	2014
Future Income Tax (Expense) Benefits
Accrued payroll taxes and insurance	$31.5	$32.8
Employee compensation payable	31.7	28.1
Pension and postretirement benefits	57.5	60.5
Intangible assets	(144.7)	(124.7)
Repatriation of non-United States earnings	(132.0)	(53.1)
Intercompany loans denominated in foreign currencies	(61.2)	(25.6)
Net operating losses	106.5	129.7
Other	133.1	119.7
Valuation allowance	(95.9)	(107.9)
Total future tax (expense) benefits	$(73.5)	$59.5
Deferred tax asset	83.9	106.2
Deferred tax liability	(157.4)	(46.7)
Total future tax (expense) benefits	$(73.5)	$59.5

In November 2015, the FASB issued new accounting guidance on the balance sheet classification of deferred taxes. The new guidance requires that all deferred taxes be presented as noncurrent. In the fourth quarter of 2015, we adopted this guidance and reclassified current deferred tax assets and current deferred tax liabilities from future income tax (expense) benefits and accrued liabilities, respectively, to other assets and other long-term liabilities, respectively, in prior-period financial statements to conform to the current period's presentation. The impact of this reclassification on the 2014 balances was a reclass of $52.2 from future income tax (expense) benefits to other assets and $20.6 from accrued liabilities to other long-term liabilities.

Annual Report 2015 | 64	Notes to Consolidated Financial Statements

We had United States Federal and non-United States net operating loss carryforwards and United States state net operating loss carryforwards totaling $378.5 and $256.8, respectively, as of December 31, 2015. The net operating loss carryforwards expire as follows:

	United States Federal and Non-United States	United States State
2016	$3.6	$1.0
2017	3.4	7.5
2018	3.1	3.5
2019	7.9	4.5
2020	4.3	—
Thereafter	27.4	240.3
No expirations	328.8	—
Total net operating loss carryforwards	$378.5	$256.8

We have recorded a deferred tax asset of $106.5 as of December 31, 2015, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $91.1 has been recorded as of December 31, 2015, as management believes that realization of certain net operating loss carryforwards is unlikely.

Pre-tax earnings of non-United States operations was $511.2, $485.9 and $298.1 in 2015, 2014 and 2013, respectively. We have not provided United States income taxes or non-United States withholding taxes on $516.9 of unremitted earnings of non-United States subsidiaries that are considered to be permanently invested. As of December 31, 2015, deferred taxes are provided on $604.4 of unremitted earnings of non-United States subsidiaries that may be remitted to the United States. As of December 31, 2015 and 2014, we have recorded a deferred tax liability of $132.0 and $53.1, respectively, related to these non-United States earnings that may be remitted.

As of December 31, 2015, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $38.9. We have related tax benefits of $1.0, and the net amount of $37.9 would favorably affect the effective tax rate if recognized. We do not expect our unrecognized tax benefits to change significantly over the next year.

As of December 31, 2014, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $30.8. We had related tax benefits of $1.4 for a net amount of $29.4.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. During 2015, we accrued net interest and penalties of $12.1. We recorded a benefit of $0.6 in 2014 and accrued net interest and penalties of $6.3 in 2013.

The following table summarizes the activity related to our unrecognized tax benefits during 2015, 2014 and 2013:

	2015	2014	2013
Gross unrecognized tax benefits, beginning of year	$23.0	$23.9	$26.4
Increases in prior year tax positions	2.3	0.7	2.1
Decreases in prior year tax positions	(0.5)	(1.2)	(5.6)
Increases for current year tax positions	3.1	2.2	3.4
Expiration of statute of limitations and audit settlements	(8.9)	(2.6)	(2.4)
Gross unrecognized tax benefits, end of year	$19.0	$23.0	$23.9
Potential interest and penalties	19.9	7.8	8.4
Balance, end of year	$38.9	$30.8	$32.3

Notes to Consolidated Financial Statements	65 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

We conduct business globally in 80 countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2008 through 2015 for our major operations in France, Germany, Italy, Japan, the United Kingdom and the United States. As of December 31, 2015, we were subject to tax audits in Austria, Canada, Denmark, France, Germany, Italy, Portugal, Russia, Spain and the United States. We believe that the resolution of these audits will not have a material impact on earnings.

Note 06. Goodwill

Changes in the carrying value of goodwill by reportable segment and Corporate were as follows:

	Americas(1)	Southern Europe(2)	Northern Europe	APME	Right Management	Corporate(3)	Total(4)
Balance, January 1, 2014	$465.9	$107.8	$318.2	$72.0	$62.1	$64.9	$1,090.9
Goodwill acquired	1.9	5.6	28.0	3.9	—	—	39.4
Currency impact and other	(1.5)	(12.9)	(34.9)	(5.8)	—	—	(55.1)
Balance, December 31, 2014	466.3	100.5	311.3	70.1	62.1	64.9	1,075.2
Goodwill acquired	52.9	2.6	163.3	9.2	—	—	228.0
Currency impact and other	(3.5)	(7.7)	(30.9)	(3.7)	—	—	(45.8)
Balance, December 31, 2015	$515.7	$95.4	$443.7	$75.6	$62.1	$64.9	$1,257.4

(1) Balances related to United States were $448.5, $450.4 and $476.9 as of January 1, 2014, December 31, 2014 and December 31, 2015, respectively.
(2) Balances related to France were $87.3, $76.9 and $69.0 as of January 1, 2014, December 31, 2014 and December 31, 2015, respectively.
Balances related to Italy were $5.7, $5.0 and $4.5 as of January 1, 2014, December 31, 2014 and December 31, 2015, respectively.
(3) The majority of the Corporate balance as of December 31, 2015 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the breakout of goodwill balances by reporting unit.
(4) Balances were net of accumulated impairment loss of $513.4 as of January 1, 2014, December 31, 2014 and December 31, 2015.

Goodwill balances by reporting unit were as follows:

December 31	2015	2014
United States	$532.4	$505.9
Germany	127.1	12.1
United Kingdom	101.1	85.9
Netherlands	98.7	85.9
France	69.0	76.9
Right Management	62.1	62.1
Other reporting units	267.0	246.4
Total goodwill	$1,257.4	$1,075.2

Annual Report 2015 | 66	Notes to Consolidated Financial Statements

Note 07. Debt

Information concerning short-term borrowings is as follows:

December 31	2015	2014
Short-term borrowings	$38.2	$43.3
Weighted-average interest rates	17.8%	15.8%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2015, such uncommitted credit lines totaled $292.9, of which $248.0 was unused. Under our revolving credit agreement, total subsidiary borrowings cannot exceed $300.0 in the first, second and fourth quarters, and $600.0 in the third quarter of each year.

A summary of long-term debt is as follows:

December 31	2015	2014
Euro-denominated notes:
€400 due September 2022	$431.0	$—
€350 due June 2018	379.2	422.1
Other	6.7	2.4
	816.9	424.5
Less — current maturities	6.0	1.9
Long-term debt	$810.9	$422.6

Euro Notes

On September 11, 2015, we offered and sold €400.0 aggregate principal amount of the Company's 1.875% notes due September 11, 2022 (the "€400.0 Notes"). The net proceeds from the €400.0 Notes of €397.4 will be used for general corporate purposes, which may include share repurchases and the acquisition of or investment in complementary businesses or other assets. The €400.0 Notes were issued at a price of 99.753% to yield an effective interest rate of 1.913%. Interest on the €400.0 Notes is payable in arrears on September 11 of each year.
We also have €350.0 aggregate principal amount 4.50% notes due June 22, 2018 (the “€350.0 Notes”), which were issued at a price of 99.974% to yield an effective interest rate of 4.505%. Interest on the €350.0 Notes is payable in arrears on June 22 of each year. We may redeem the €350.0 Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €350.0 Notes.

When the €400.0 Notes and €350.0 Notes mature, we plan to repay the amounts with available cash, borrowings under our $600.0 revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace either the €400.0 Notes or €350.0 Notes.

Notes to Consolidated Financial Statements	67 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Both the €400.0 Notes and €350.0 Notes contain certain customary non-financial restrictive covenants and events of default and are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. A portion of the €400.0 Notes and €350.0 Notes were designated as a hedge of our net investment in subsidiaries with a euro-functional currency as of December 31, 2015. Since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, translation gains or losses related to these borrowings are included as a component of accumulated other comprehensive loss (See Note 12 to the Consolidated Financial Statements for further information).

Revolving Credit Agreement

On September 16, 2015, we amended and restated our Five Year Credit Agreement (the “Amended Agreement”) with a syndicate of commercial banks primarily to revise the termination date of the facility from October 15, 2018 to September 16, 2020. The remaining material terms and conditions of the Amended Agreement are substantially similar to the material terms and conditions of our Amended and Restated Five Year Credit Agreement dated October 15, 2013.
The Amended Agreement allows for borrowing of $600.0 in various currencies, and up to $150.0 may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of both December 31, 2015 and 2014. Outstanding letters of credit issued under the Amended Agreement totaled $0.9 and $1.0 as of December 31, 2015 and 2014, respectively. Additional borrowings of $599.1 and $599.0 were available to us under the facility as of December 31, 2015 and 2014, respectively.

Under the Amended Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 12.5 basis points paid on the entire facility and the credit spread is 100.0 basis points on any borrowings.

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

Reclassification

In April 2015, the FASB issued new accounting guidance on debt issuance costs. The new guidance requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the associated liability, consistent with debt discounts. It does not affect the recognition and measurement of debt issuance costs. We elected to early adopt this guidance in the third quarter of 2015 on a retrospective basis, which required the restatement of prior periods as we reclassified debt issuance costs associated with our long-term debt from other assets to long-term debt in our Consolidated Balance Sheets. The adoption was not material to the Consolidated Financial Statements. Our revolving credit agreement is not in scope of the new accounting guidance and, therefore, the related debt issuance costs will continue to be presented in other assets.

Annual Report 2015 | 68	Notes to Consolidated Financial Statements

Debt Maturities

The maturities of long-term debt payable within each of the four years subsequent to December 31, 2016 are as follows: 2017 — $0.4, 2018 — $379.3, 2019 — $0.1, 2020 — $0.1.

Note 08. Retirement and Deferred Compensation Plans

For all of our United States defined benefit and retiree health care plans, we adopted the Society of Actuaries’ RP-2006 mortality table with MP-2015 projection scale in determining the plans’ benefit obligations as of December 31, 2015.

For two of our United States defined benefit plans, we changed the amortization period for gains and losses as of December 31, 2015. We elected to use the average remaining life expectancy instead of the average remaining service period for recognizing the gain/loss amortization component of net periodic benefit cost, as almost all of the plans' participants are now inactive. The impact of this change was not material to the Consolidated Financial Statements. This change was accounted for prospectively as a change in accounting estimate.

Beginning in 2016, we will change the method we use to estimate the service and interest cost components of net periodic benefit cost for all of our United States defined benefit plans. Historically, the service and interest cost components have been estimated utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the year. Beginning in 2016, we will utilize a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We will make this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of service and interest costs. This change will result in a decrease in the 2016 service costs and interest components with an equal offset to actuarial gains (losses) with no net impact on the total benefit obligation. This change is accounted for prospectively as a change in accounting estimate.

Defined Benefit Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2015	2014	2015	2014

Change in Benefit Obligation
Benefit obligation, beginning of year	$56.6	$53.8	$385.4	$331.6
Service cost	—	—	7.2	8.3
Interest cost	2.1	2.4	10.6	13.4
Transfers	—	—	5.2	1.1
Actuarial (gain) loss	(1.7)	4.5	(43.2)	77.5
Plan participant contributions	—	—	0.2	0.3
Benefits paid	(3.9)	(4.1)	(8.1)	(6.9)
Currency exchange rate changes	—	—	(31.2)	(39.9)

Benefit obligation, end of year	$53.1	$56.6	$326.1	$385.4

Notes to Consolidated Financial Statements	69 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

	United States Plans		Non-United States Plans
Year Ended December 31	2015	2014	2015	2014

Change in Plan Assets
Fair value of plan assets, beginning of year	$40.6	$39.1	$349.1	$305.8
Actual return on plan assets	(1.8)	3.0	(8.3)	71.6
Plan participant contributions	—	—	0.2	0.3
Company contributions	2.3	2.6	8.5	11.8
Benefits paid	(3.9)	(4.1)	(8.1)	(6.9)
Currency exchange rate changes	—	—	(26.7)	(33.5)

Fair value of plan assets, end of year	$37.2	$40.6	$314.7	$349.1

Funded Status at End of Year
Funded status, end of year	$(15.9)	$(16.0)	$(11.4)	$(36.3)

Amounts Recognized
Noncurrent assets	$14.3	$16.0	$47.9	$32.2
Current liabilities	(2.4)	(2.3)	(0.3)	(0.3)
Noncurrent liabilities	(27.8)	(29.7)	(59.0)	(68.2)

Net amount recognized	$(15.9)	$(16.0)	$(11.4)	$(36.3)

Amounts recognized in accumulated other comprehensive loss, net of tax, consist of:

	United States Plans		Non-United States Plans
Year Ended December 31	2015	2014	2015	2014

Net loss	$11.8	$11.3	$15.9	$36.0
Prior service cost	—	—	4.9	4.8

Total	$11.8	$11.3	$20.8	$40.8

The accumulated benefit obligation for our plans that have plan assets was $291.9 and $340.7 as of December 31, 2015 and 2014, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2015	2014

Accumulated benefit obligation	$10.2	$10.8
Plan assets	9.6	9.6

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2015	2014

Projected benefit obligation	$48.4	$52.1
Plan assets	39.4	42.0

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $69.9 and $76.1 as of December 31, 2015 and 2014, respectively.

Annual Report 2015 | 70	Notes to Consolidated Financial Statements

The components of the net periodic benefit cost and other amounts recognized in other comprehensive loss for all plans were as follows:

Year Ended December 31	2015	2014	2013

Net Periodic Benefit Cost
Service cost	$7.2	$8.3	$8.7
Interest cost	12.7	15.8	14.8
Expected return on assets	(12.9)	(15.6)	(13.2)
Curtailment and settlement	—	—	(2.3)
Net loss	4.0	3.5	3.3
Prior service cost	0.4	0.6	0.5

Net periodic benefit cost	11.4	12.6	11.8
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive (Income) Loss
Net (gain) loss	(22.9)	23.5	6.8
Prior service cost (credit)	—	1.3	(1.1)
Amortization of net loss	(4.0)	(3.5)	(3.3)
Amortization of prior service cost	(0.4)	(0.6)	(0.5)

Total recognized in other comprehensive (income) loss	(27.3)	20.7	1.9
Total recognized in net periodic benefit cost and other comprehensive (income) loss	$(15.9)	$33.3	$13.7

Effective January 1, 2013, we amended a defined benefit plan in the Netherlands. The defined benefit plan was frozen, and the participants were transitioned to a defined contribution plan, resulting in a curtailment gain of $2.3.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2016 are $0.8 and $0.4, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation were as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2015	2014	2015	2014

Discount rate	4.3%	3.9%	3.2%	2.9%
Rate of compensation increase	3.0%	3.0%	2.2%	3.4%

The weighted-average assumptions used in the measurement of the net periodic benefit cost were as follows:

	United States Plans			Non-United States Plans
Year Ended December 31	2015	2014	2013	2015	2014	2013

Discount rate	3.9%	4.6%	3.7%	2.9%	4.1%	4.2%
Expected long-term return on plan assets	5.5%	6.0%	6.0%	3.2%	4.5%	4.0%
Rate of compensation increase	3.0%	3.0%	3.0%	2.6%	3.8%	3.6%

We determine our assumption for the discount rate based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year.

Our overall expected long-term rate of return used in the measurement of the 2015 net periodic benefit cost on United States plan assets was 5.5%, while the rates of return on our non-United States plans varied by country and ranged from 1.5% to 4.0%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are

Notes to Consolidated Financial Statements	71 | ManpowerGroup

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

Our plans’ investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2015 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

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

	United States Plans				Non-United States Plans
	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Asset Category
Cash and cash equivalents(1)	$0.4	$—	$0.4	$—	$0.4	$0.4	$—	$—
Equity securities:
United States companies	12.7	12.7	—	—	—	—	—	—
International companies	—	—	—	—	17.8	17.8	—	—
Fixed income securities:
Government bonds(2)	16.9	—	16.9	—	47.8	47.8	—	—
Corporate bonds	7.2	—	7.2	—	31.2	31.2	—	—
Guaranteed insurance contracts	—	—	—	—	38.9	—	38.9	—
Annuity contract	—	—	—	—	51.9	—	51.9	—
Other types of investments:
Unitized funds(3)	—	—	—	—	26.4	26.4	—	—
Insurance contracts	—	—	—	—	92.0	—	—	92.0
Real estate funds	—	—	—	—	8.3	—	8.3	—
	$37.2	$12.7	$24.5	$—	$314.7	$123.6	$99.1	$92.0

(1)This category includes a prime obligations money market portfolio.
(2)This category includes United States Treasury/Federal agency securities and foreign government securities.
(3)This category includes investments in approximately 50% equity securities, 40% fixed income securities and 10% cash.

Annual Report 2015 | 72	Notes to Consolidated Financial Statements

	United States Plans				Non-United States Plans
	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Asset Category
Cash and cash equivalents(1)	$1.0	$1.0	$—	$—	$0.3	$0.3	$—	$—
Equity securities:
United States companies	15.6	15.6	—	—	—	—	—	—
International companies	—	—	—	—	19.1	19.1	—	—
Fixed income securities:
Government bonds(2)	24.0	—	24.0	—	45.3	45.3	—	—
Corporate bonds	—	—	—	—	62.5	62.5	—	—
Guaranteed insurance contracts	—	—	—	—	42.0	—	42.0	—
Annuity contract	—	—	—	—	35.5	—	35.5	—
Other types of investments:
Unitized funds(3)	—	—	—	—	31.5	31.5	—	—
Insurance contract	—	—	—	—	104.9	—	—	104.9
Real estate funds	—	—	—	—	8.0	—	8.0	—
	$40.6	$16.6	$24.0	$—	$349.1	$158.7	$85.5	$104.9

(1) This category includes a prime obligations money market portfolio.
(2) This category includes United States Treasury/Federal agency securities and foreign government securities.
(3) This category includes investments in approximately 70% equity securities, 20% fixed income securities and 10% cash.

The following table summarizes the changes in fair value of the insurance contracts, which are measured using Level 3 inputs. We determine that transfers between fair-value-measurement levels occur on the date of the event that caused the transfer.

Year Ended December 31	2015	2014

Balance, beginning of year	$104.9	$80.9
Unrealized (loss) gain	(2.2)	37.6
Purchases, sales and settlements, net	—	(0.6)
Currency exchange rate changes	(10.7)	(13.0)

Balance, end of year	$92.0	$104.9

Notes to Consolidated Financial Statements	73 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan were as follows:

Year Ended December 31	2015	2014

Change in Benefit Obligation

Benefit obligation, beginning of year	$17.8	$18.5
Interest cost	0.7	0.8
Actuarial (gain) loss	(0.5)	0.2
Benefits paid	(1.6)	(1.9)
Plan participant contributions	—	0.1
Retiree drug subsidy reimbursement	—	0.1

Benefit obligation, end of year	$16.4	$17.8

Funded Status at End of Year
Funded status, end of year	$(16.4)	$(17.8)

Amounts Recognized
Current liabilities	$(1.3)	$(1.3)
Noncurrent liabilities	(15.1)	(16.5)

Net amount recognized	$(16.4)	$(17.8)

The amount recognized in accumulated other comprehensive loss, net of tax, consists of a net loss of $1.7 and $2.0 for 2015 and 2014, respectively, and a prior service credit of $6.0 and $6.5 in 2015 and 2014, respectively.

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

Annual Report 2015 | 74	Notes to Consolidated Financial Statements

The discount rate used in the measurement of the benefit obligation was 4.3% and 3.9% in 2015 and 2014, respectively. The discount rate used in the measurement of net periodic benefit cost was 3.9% and 4.7% in 2015 and 2014, respectively, and 3.9% (January through September) and 4.8% (October through December) in 2013. The components of net periodic benefit cost and other amounts recognized in other comprehensive loss (income) for this plan were as follows:

	2015	2014	2013

Net Periodic Benefit Cost
Interest cost	$0.7	$0.8	$1.1
Net loss	0.1	0.1	0.3
Prior service credit	(0.8)	(0.8)	(0.2)

Net periodic benefit cost	—	0.1	1.2
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss (Income)
Net (gain) loss	(0.5)	0.2	(0.9)
Prior service credit	—	—	(11.2)
Amortization of net loss	(0.1)	(0.1)	(0.3)
Amortization of prior service credit	0.8	0.8	0.2

Total recognized in other comprehensive loss (income)	0.2	0.9	(12.2)

Total recognized in net periodic benefit cost and other comprehensive loss (income)	$0.2	$1.0	$(11.0)

The estimated net loss and prior service credit for the retiree health care plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2016 is $0.1 and $0.8, respectively.

The health care cost trend rate is assumed to be 7.3% for 2016, decreasing gradually to an ultimate rate of 5.0% in 2022. Assumed health care cost trend rates could have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$—	$—
Effect on benefit obligation	0.3	(0.3)

Future Contributions and Payments

During 2016, we plan to contribute $11.6 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2015 were estimated as follows:

Year	Pension Plans	Retiree Health Care Plan

2016	$9.3	$1.3
2017	9.7	1.3
2018	10.3	1.3
2019	10.6	1.2
2020	12.4	1.1
2021–2025	75.7	5.4

Total projected benefit payments	$128.0	$11.6

Notes to Consolidated Financial Statements	75 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Defined Contribution Plans and Deferred Compensation Plans

We have defined contribution plans covering substantially all permanent United States employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $19.6, $19.8 and $22.4 for the years ended December 31, 2015, 2014 and 2013, respectively.

We also have deferred compensation plans in the United States. One of the plans had an asset and liability of $82.9 and $80.0 as of December 31, 2015 and 2014, respectively.

Note 09. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax, were as follows:

December 31	2015	2014
Foreign currency translation	$(209.2)	$(26.4)
Translation gain (loss) on net investment hedge, net of income taxes of $2.8 and $(16.4), respectively	10.0	(24.5)
Translation loss on long-term intercompany loans	(75.5)	(73.4)
Unrealized gain on investments, net of income taxes of $3.8 and $3.7, respectively	17.0	16.7
Defined benefit pension plans, net of income taxes of $(22.3) and $(30.1), respectively	(32.6)	(52.1)
Retiree health care plan, net of income taxes of $2.4 in both 2015 and 2014	4.3	4.5
Accumulated other comprehensive loss	$(286.0)	$(155.2)

Note 10. Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consist of the following as of December 31, 2015:

Year
2016	$155.9
2017	116.4
2018	88.5
2019	63.5
2020	51.1
Thereafter	106.8
Total minimum lease payments	$582.2

Rental expense for all operating leases was $174.9, $197.0 and $232.9 for the years ended December 31, 2015, 2014 and 2013, respectively.

Annual Report 2015 | 76	Notes to Consolidated Financial Statements

Note 11. Interest and Other Expenses

Interest and other expenses consisted of the following:

Year Ended December 31	2015	2014	2013
Interest expense	$36.0	$35.9	$37.1
Interest income	(2.5)	(4.4)	(3.7)
Foreign exchange (gain) loss	(4.7)	(2.2)	2.3
Miscellaneous (income) expense, net	(0.6)	9.0	0.7
Interest and other expenses	$28.2	$38.3	$36.4

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

Foreign Currency Exchange Rate Risk Management

A portion of the €400.0 Notes ($431.0) and €350.0 ($379.2) Notes were designated as economic hedges of our net investment in our foreign subsidiaries with a euro-functional currency as of December 31, 2015.

For derivatives designated as an economic hedge of the foreign currency exposure of a net investment in a foreign operation, the gain or loss associated with foreign currency translation is recorded as a component of accumulated other comprehensive loss, net of taxes. As of December 31, 2015, we had a $14.1 unrealized gain included in accumulated other comprehensive loss, net of taxes, as the net investment hedge was deemed effective.

On occasion, forward contracts are designated as an economic hedge of our net investment in our foreign subsidiaries. As of December 31, 2015, we had a translation loss of $4.1 included in accumulated other comprehensive loss, net of taxes, as the net investment hedge was deemed effective.

For our forward contracts that are not designated as hedges, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our euro-denominated notes, which is paid annually in June and September. We recorded a gain of $0.6 associated with our forward contracts in interest and other expenses for the year ended December 31, 2015, which offset the net loss recorded for the items noted above.

The fair value measurements of these items recorded in our Consolidated Balance Sheets as of December 31, 2015 and 2014 are disclosed in Note 1 to the Consolidated Financial Statements.

Notes to Consolidated Financial Statements	77 | ManpowerGroup

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

In 2014, we recorded legal costs of $9.0 in the United States related to a settlement agreement in connection with a lawsuit in California involving allegations regarding our wage statements. The settlement agreement was approved by the court at a final hearing in June 2015. We believe that the settlement was in our best interest to avoid the costs and disruption of ongoing litigation.

Guarantees

We have entered into certain guarantee contracts and stand-by letters of credit that total $190.2 ($144.7 for guarantees and $45.5 for stand-by letters of credit) as of December 31, 2015. The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

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

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including recruitment and assessment, training and development, and ManpowerGroup Solutions. ManpowerGroup Solutions includes Talent Based Outsourcing (TBO), TAPFIN - Managed Service Provider (MSP), Recruitment Process Outsourcing (RPO) and Proservia. The Right Management segment revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. Due to the nature of our business, we generally do not have export sales. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

Annual Report 2015 | 78	Notes to Consolidated Financial Statements

Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

Year Ended December 31	2015	2014	2013
Revenues from Services(a)
Americas:
United States(b)	$3,005.8	$3,086.4	$2,967.0
Other Americas	1,486.2	1,497.3	1,543.2
	4,492.0	4,583.7	4,510.2
Southern Europe:
France	4,661.3	5,351.6	5,284.9
Italy	1,226.1	1,178.8	1,087.6
Other Southern Europe	984.5	979.3	864.5
	6,871.9	7,509.7	7,237.0
Northern Europe	5,453.3	6,048.1	5,738.8
APME	2,239.1	2,327.1	2,447.7
Right Management	273.6	294.2	316.8
	$19,329.9	$20,762.8	$20,250.5
Operating Unit Profit
Americas:
United States	$143.8	$125.4	$99.8
Other Americas	57.0	56.2	43.9
	200.8	181.6	143.7
Southern Europe:
France	258.8	275.5	198.9
Italy	70.9	64.2	53.8
Other Southern Europe	25.1	22.0	11.9
	354.8	361.7	264.6
Northern Europe	159.5	198.1	139.7
APME	79.3	84.2	70.8
Right Management	38.3	33.5	20.4
	832.7	859.1	639.2
Corporate expenses	(111.0)	(105.8)	(93.2)
Intangible asset amortization expense(c)	(32.8)	(33.4)	(34.1)
Interest and other expenses	(28.2)	(38.3)	(36.4)
Earnings before income taxes	$660.7	$681.6	$475.5

(a) Further breakdown of revenues from services by geographical region was as follows:

Revenues from Services	2015	2014	2013
United States	$3,115.6	$3,190.6	$3,080.8
France	4,684.1	5,378.6	5,313.6
Italy	1,230.2	1,183.4	1,093.0
United Kingdom	2,118.4	2,168.6	1,884.5
Total Foreign	16,214.3	17,572.2	17,169.7

(b) The United States revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which were $15.2, $16.1 and $15.2 for 2015, 2014 and 2013, respectively.
(c) Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

Notes to Consolidated Financial Statements	79 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2015	2014	2013
Depreciation and Amortization Expense
Americas:
United States	$9.3	$9.4	$12.3
Other Americas	2.9	4.1	4.5
	12.2	13.5	16.8
Southern Europe:
France	10.1	13.0	14.1
Italy	1.9	2.4	2.6
Other Southern Europe	2.3	2.2	2.2
	14.3	17.6	18.9
Northern Europe	9.8	11.2	14.0
APME	4.7	4.4	4.8
Right Management	3.7	3.6	4.3
Corporate expenses	0.2	0.1	1.4
Amortization of intangible assets(a)	32.8	33.4	34.1
	$77.7	$83.8	$94.3
Earnings from Equity Investments
Americas:
United States	$—	$—	$—
Other Americas	—	—	—
	—	—	—
Southern Europe:
France	0.4	0.4	0.3
Italy	—	—	—
Other Southern Europe	—	—	—
	0.4	0.4	0.3
Northern Europe	7.6	2.6	6.9
APME	—	—	—
Right Management	—	—	—
	$8.0	$3.0	$7.2

(a) Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses and shown separately.

Annual Report 2015 | 80	Notes to Consolidated Financial Statements

Year Ended December 31	2015	2014	2013
Total Assets(a)
Americas:
United States	$1,708.5	$1,532.7	$1,476.3
Other Americas	304.9	284.1	266.9
	2,013.4	1,816.8	1,743.2
Southern Europe:
France	1,926.3	1,922.7	1,950.3
Italy	267.1	230.0	218.3
Other Southern Europe	238.1	218.4	209.1
	2,431.5	2,371.1	2,377.7
Northern Europe	1,444.2	1,862.6	1,951.8
APME	533.7	501.4	466.7
Right Management	143.9	139.1	134.4
Corporate(b)	950.8	490.2	612.8
	$7,517.5	$7,181.2	$7,286.6
Equity Investments
Americas:
United States	$—	$—	$3.0
Other Americas	—	—	—
	—	—	3.0
Southern Europe:
France	—	0.7	0.4
Italy	0.2	0.2	—
Other Southern Europe	—	—	—
	0.2	0.9	0.4
Northern Europe	137.7	131.1	136.5
APME	—	0.3	0.3
Right Management	—	—	—
	$137.9	$132.3	$140.2

(a) In connection with the adoption in the third quarter of 2015 of the new accounting guidance on debt issuance costs, we have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation. In our Consolidated Balance Sheets, we have reclassified debt issuance costs associated with our long-term debt from other assets to long-term debt (see Note 7 to the Consolidated Financial Statements).
(b) Corporate assets include assets that were not used in the operations of any segment, the most significant of which were purchased intangibles and cash.

Notes to Consolidated Financial Statements	81 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2015	2014	2013
Long-lived Assets(a)
Americas:
United States	$26.0	$25.4	$25.8
Other Americas	7.3	8.3	10.4
	33.3	33.7	36.2
Southern Europe:
France	39.2	44.6	56.3
Italy	4.7	4.7	6.5
Other Southern Europe	11.8	11.1	10.3
	55.7	60.4	73.1
Northern Europe	32.9	29.0	30.6
APME	19.4	20.6	19.2
Right Management	10.5	10.6	11.3
Corporate	0.4	0.1	0.2
	$152.2	$154.4	$170.6
Additions to Long-Lived Assets
Americas:
United States	$10.1	$9.1	$6.0
Other Americas	2.4	3.9	4.8
	12.5	13.0	10.8
Southern Europe:
France	10.3	7.8	10.7
Italy	2.4	1.3	1.9
Other Southern Europe	4.1	4.8	3.7
	16.8	13.9	16.3
Northern Europe	13.4	13.6	8.8
APME	4.5	7.9	4.3
Right Management	4.7	3.6	4.5
Corporate	0.4	—	—
	$52.3	$52.0	$44.7

(a) Further breakdown of long-lived assets by geographical region was as follows:

Long-Lived Assets	2015	2014	2013
United States	$32.3	$30.2	$30.6
France	40.4	46.0	57.8
Italy	4.7	4.7	6.5
United Kingdom	10.3	10.3	7.4
Total Foreign	119.9	124.2	140.0

Annual Report 2015 | 82	Notes to Consolidated Financial Statements

Note 15. Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2015
Revenues from services	$4,542.2	$4,861.3	$4,972.5	$4,953.9	$19,329.9
Gross profit	762.0	830.6	852.1	851.1	3,295.8
Operating profit(a)	122.8	178.7	206.3	181.1	688.9
Net earnings(b)	65.7	105.7	123.9	123.9	419.2
Net earnings per share — basic	$0.83	$1.35	$1.63	$1.67	$5.46
Net earnings per share — diluted(c)	0.83	1.33	1.61	1.66	5.40
Dividends per share	—	0.80	—	0.80	1.60
Market price:
High	$86.92	$92.00	$96.56	$93.24
Low	63.79	82.76	77.43	80.48
Year Ended December 31, 2014
Revenues from services	$4,904.0	$5,321.7	$5,416.0	$5,121.1	$20,762.8
Gross profit	816.5	897.3	905.6	868.8	3,488.2
Operating profit	126.9	187.4	212.3	193.3	719.9
Net earnings	70.1	109.8	130.5	117.2	427.6
Net earnings per share — basic	$0.88	$1.37	$1.64	$1.49	$5.38
Net earnings per share — diluted	0.86	1.35	1.61	1.47	5.30
Dividends per share	—	0.49	—	0.49	0.98
Market price:
High	$86.73	$86.26	$86.15	$71.17
Low	72.45	74.00	70.10	59.00

(a) Included restructuring costs of $16.4 recorded in the fourth quarter.
(b) Included non-operating gains of $10.6 recorded in the fourth quarter.
(c) Included in the results are restructuring costs per diluted share of $(0.17) and non-operating gains per diluted share of $0.15 for the fourth quarter.

****

Notes to Consolidated Financial Statements	83 | ManpowerGroup

ManpowerGroup | Annual Report 2015	84
SELECTED FINANCIAL DATA
in millions, except per share data

As of and for the Year Ended December 31	2015	2014	2013	2012	2011
Operations Data
Revenues from services	$19,329.9	$20,762.8	$20,250.5	$20,678.0	$22,006.0
Gross profit	3,295.8	3,488.2	3,366.7	3,442.0	3,706.3
Operating profit	688.9	719.9	511.9	411.7	524.2
Net earnings	419.2	427.6	288.0	197.6	251.6
Per Share Data
Net earnings — basic	$5.46	$5.38	$3.69	$2.49	$3.08
Net earnings — diluted	5.40	5.30	3.62	2.47	3.04
Dividends	1.60	0.98	0.92	0.86	0.80
Balance Sheet Data
Total assets(a)	$7,517.5	$7,181.2	$7,286.6	$7,010.4	$6,899.4
Long-term debt(a)	810.9	422.6	480.2	459.9	265.7

(a) In connection with the adoption in the third quarter of 2015 of the new accounting guidance on debt issuance costs, we have reclassified certain amounts in prior-period financial statements to conform to the current period's presentation. In our Consolidated Balance Sheets, we have reclassified debt issuance costs associated with our long-term debt from other assets to long-term debt (see Note 7 to the Consolidated Financial Statements).

PERFORMANCE GRAPH

Set forth below is a graph for the periods ending December 31, 2010–2015 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 20% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2010 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

Performance Chart
(in dollars)
180
160
140
120
100
80
60
40
20
0
2010
2011
2012
2013
2014
2015
ManpowerGroup
S&P 400 Midcap Stock Index
S&P Supercomposite Human Resources and Employment Services Index

December 31	2015	2014	2013	2012	2011	2010
ManpowerGroup	$134	$109	$137	$68	$57	$100
S&P 400 Midcap Stock Index	154	160	148	112	97	100
S&P Supercomposite Human Resources and Employment Services Index	170	159	160	92	83	100

Selected Financial Data	84 | ManpowerGroup

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

About ManpowerGroup: ManpowerGroup® (NYSE: MAN) is the world’s workforce expert, creating innovative workforce solutions for nearly 70 years. As workforce experts, we connect more than 600,000 people to meaningful work across a wide range of skills and industries every day. Through our ManpowerGroup family of brands — Manpower®, Experis®, Right Management® and ManpowerGroup® Solutions — we help more than 400,000 clients in 80 countries and territories address their critical talent needs, providing comprehensive solutions to resource, manage and develop talent. In 2015, ManpowerGroup was named one of the World’s Most Ethical Companies for the fifth consecutive year and one of Fortune’s Most Admired Companies, confirming our position as the most trusted and admired brand in the industry. See how ManpowerGroup makes powering the world of work humanly possible: www.manpowergroup.com.

Annual Report 2015 | 85	Principal Operating Units

CORPORATE INFORMATION

DIRECTORS

Jonas Prising
Chairman and Chief Executive Officer
ManpowerGroup

Gina R. Boswell1*,3
Executive Vice President —
General Manager - UK & Ireland
Unilever

Cari M. Dominguez2
Former Chair of the Equal Employment
Opportunity Commission

William A. Downe2
President and CEO
BMO Financial Group

John F. Ferraro1
Retired Global COO
Ernst & Young

Patricia A. Hemingway Hall1
Retired President and CEO
Health Care Service Corporation

Roberto Mendoza1
Senior Managing Director
Atlas Advisors

Ulice Payne, Jr.1,3*
President and CEO
Addison-Clifton, LLC

Paul Read1
President and COO
Ingram Micro Inc.

Elizabeth P. Sartain2
Founder of Libby Sartain LLC
Former CHRO Yahoo! Inc. and Southwest Airlines

John R. Walter2,3
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
RR Donnelley & Sons

Edward J. Zore2*,3
Lead Director
Retired President and CEO
Northwestern Mutual

MANAGEMENT

Jonas Prising
Chairman and Chief Executive Officer

Darryl Green
President and Chief Operating Officer

Michael J. Van Handel
Senior Executive Vice President

John "Jack" T. McGinnis
Executive Vice President
Chief Financial Officer

Ram Chandrashekar
Executive Vice President
Operational Excellence and IT;
President — APME

Mara Swan
Executive Vice President
Global Strategy and Talent

Richard Buchband
Senior Vice President
General Counsel and Secretary

Board Committees
1 Audit Committee
2 Executive Compensation and
Human Resources Committee
3 Nominating and Governance Committee
*Denotes Committee Chair

Annual Report 2015 | 86	Corporate Information

CORPORATE INFORMATION

World Headquarters
P.O. Box 2053
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000
www.manpowergroup.com

Transfer Agent and Registrar
Computershare
PO Box 30170
College Station, TX 77842-3170

Or for overnight deliveries:

Computershare
211 Quality Circle, Suite 210
College Station, TX 77845
Shareowners Toll Free: +1.800.874.1547
Foreign Shareowners: +1.201.680.6578
Website: www.computershare.com/investor

Stock Exchange Listing
NYSE Symbol: MAN

Form 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2015 is available without charge after March 18, 2016 and can be obtained at www.manpowergroup.com in the section titled “Investor Relations” or by writing to:

Richard Buchband
ManpowerGroup
100 Manpower Place
Milwaukee, WI 53212 USA

Shareholders
As of February 17, 2016, ManpowerGroup common stock was held by approximately 3,300 record holders.

Annual Meeting of Shareholders
May 3, 2016 at 10 a.m.
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

Corporate Information	87 | ManpowerGroup