Form 10-K, Exhibit 13
period 2016-12-31
ManpowerGroup Inc.
filed 2017-02-21
CIK 871763

Exhibit 13

TABLE OF CONTENTS

15	Management's Discussion & Analysis
44	Management Report on Internal Control Over Financial Reporting
45	Reports of Independent Registered Public Accounting Firm
47	Consolidated Statements of Operations
47	Consolidated Statements of Comprehensive Income
48	Consolidated Balance Sheets
49	Consolidated Statements of Cash Flows
50	Consolidated Statements of Shareholders' Equity
51	Notes to Consolidated Financial Statements
84	Selected Financial Data
85	Performance Graph
86	Principal Operating Units
87	Corporate Information

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS OVERVIEW
ManpowerGroup Inc. is a world leader in innovative workforce solutions and services. Our global network of nearly 2,800 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. We develop solutions that drive organizations forward, accelerate individual success and help build more sustainable communities. We power the world of work.

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

• Experis — We are a global leader in professional resourcing and project-based solutions. With operations in over 50 countries and territories, we delivered 63 million hours of professional talent in 2016 specializing in Information Technology (IT), Engineering, and Finance.

• Right Management — We are a global career expert dedicated to helping organizations and individuals become more agile and innovative. By leveraging our expertise in assessment, development and coaching, we provide tailored solutions that deliver organizational efficiency, individual development, and career management, to increase productivity and optimize business performance.

Annual Report 2016 | 15	Management's Discussion & Analysis

• ManpowerGroup Solutions — ManpowerGroup Solutions is a leader in outcome-based, talent-driven solutions. Our offerings include best-in-class Recruitment Process Outsourcing (RPO), TAPFIN - Managed Service Provider (MSP), Proservia and Talent Based Outsourcing (TBO). Proservia is a recognized leader within the Digital Services market and IT Infrastructure sector throughout Europe, specializing in infrastructure management and end-user support.

Our leadership position allows us to be a center for quality employment opportunities for people at all points in their career paths. In 2016, the over 3 million people whom we connected to opportunities and purpose worked to help our clients meet their business objectives. Seasoned professionals, skilled laborers, temporary to permanent, parents returning to work, seniors wanting to supplement pensions, previously unemployed youth and disabled individuals all turn to the ManpowerGroup companies for employment possibilities. Similarly, governments in the nations in which we operate look to us to help provide employment opportunities and training to assist the unemployed in gaining the skills they need to enter the workforce. We provide a bridge to experience and employment, and help to build more sustainable communities.

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

Client demand for workforce solutions and services is dependent on the overall strength of the labor market and secular trends toward greater workforce flexibility within each of the countries and territories in which we operate. Improving economic growth typically results in increasing demand for labor, resulting in greater demand for our staffing services. During periods of increased demand, as we saw in 2016, we are generally able to improve our profitability and operating leverage as our cost base can support some increase in business without a similar increase in selling and administrative expenses.

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

The nature of our operations is such that our most significant current asset is accounts receivable, with an average days sales outstanding of approximately 52 days based on the markets where we do business. Our most significant current liabilities are payroll related costs, which are generally paid either weekly or monthly. As the demand for our services increases, we generally see an increase in our working capital needs, as we continue to pay our associates on a weekly or monthly basis while the related accounts receivable are outstanding for much longer, which may result in a decline in operating cash flows. Conversely, as the demand for our services declines, we generally see a decrease in our working capital needs, as the existing accounts receivable are collected and not replaced at the same level, resulting in a decline of our accounts receivable balance, with less of an effect on current liabilities due to the shorter cycle time of the payroll related items. This may result in an increase in our operating cash flows; however, any such increase would not be sustainable in the event that an economic downturn continued for an extended period.

Our career management services are counter-cyclical to our staffing services, which helps to offset the impact of an economic downturn on our overall financial results.

Management's Discussion & Analysis	16 | ManpowerGroup

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

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including ManpowerGroup Solutions (RPO, MSP, Proservia and TBO), recruitment and assessment, and training and development. Right Management’s revenues are derived from career management and workforce consulting services. Segment revenues represent sales to external clients. We provide services to a wide variety of clients, none of which individually comprises a significant portion of revenues for us as a whole or for any segment. Due to the nature of our business, we generally do not have export sales.

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

Annual Report 2016 | 17	Management's Discussion & Analysis

Constant currency and organic constant currency percent variances, along with a reconciliation of these amounts to certain of our reported results, are included on pages 30 and 31.

RESULTS OF OPERATIONS — YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

During 2016, the United States dollar was stronger relative to the currencies in most of our major markets, particularly the United Kingdom and markets within Other Americas, having an unfavorable impact on our reported results. While our reported revenues from services increased 1.7% from 2015 and our reported operating profit increased 9.0%, these results were impacted by the changes in foreign currency exchange rates and generally do not reflect the performance of our underlying business. The changes in the foreign currency exchange rates had a 2.4% unfavorable impact on both revenues from services and operating profit, and an approximately $0.15 per share unfavorable impact on net earnings per share - diluted. Substantially all of our subsidiaries derive revenues from services and incur expenses within the same currency and generally do not have cross-currency transactions, and, therefore, changes in foreign currency exchange rates primarily impact reported earnings and not our actual cash flow unless earnings are repatriated. To understand the performance of our underlying business, we utilize constant currency or organic constant currency variances for our consolidated and segment results.

In 2016, we experienced constant currency revenue growth in most of our major markets. Our consolidated revenues were up 4.1% in constant currency (1.7% as reported) in 2016 compared to 2015 or 1.8% on an organic constant currency basis. We experienced uneven but improving economic conditions in Europe and certain of our other major markets during the year, and we expect that future revenue growth trends may continue to be somewhat volatile and overall recovery may be slow. The Brexit referendum in the United Kingdom during June 2016, along with other recent geopolitical events, has added an additional level of uncertainty and the impact this will have on the United Kingdom, Europe, and the global economy is unknown. Our staffing/interim business grew modestly in 2016, along with strong growth in all of our ManpowerGroup Solutions offerings and a 9.3% constant currency increase (6.2% as reported) in our permanent recruitment business. At Right Management, revenues from our talent management business experienced declines due to softening demand across most markets, while our counter-cyclical outplacement services increased 3.2% in constant currency (1.1% as reported) due mostly to growth in our Americas markets early in the year.

Our gross profit margin in 2016 decreased compared to 2015 primarily due to the organic constant currency decline in our staffing/interim gross profit margin due to direct cost increases, such as complementary health care costs for our staffing/interim associates in France as a result of new legislation effective January 1, 2016, changes in business mix, and pricing pressure in certain markets such as France, the United Kingdom and the Netherlands. This decline was partially offset by the growth in our permanent recruitment business, the favorable impact from our acquisitions and a favorable mix impact due to the changes in currency exchange rates.

Our profitability improved in 2016, with operating profit up 11.4% in constant currency (9.0% as reported), and operating profit margin up 20 basis points compared to 2015. Included in 2015 was $16.4 million of restructuring costs primarily related to severance costs across a number of markets as we adjusted our cost base to reflect current revenue levels and enhancements in productivity. Excluding the restructuring costs in 2015, our operating profit was up 8.8% in constant currency and 20 basis points compared to 2015. We continue to monitor expenses closely to ensure we maintain the benefit of our efforts to optimize our organizational and cost structures, technology and delivery of services, while investing appropriately to support the growth in the business. During 2016, we added recruiters and certain other staff to support the increased demand for our services. Even with these investments, we experienced improved operational leverage in 2016 as we were able to support the higher revenue level without a similar increase in expenses.

Management's Discussion & Analysis	18 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Results — 2016 Compared to 2015

The following table presents selected consolidated financial data for 2016 as compared to 2015.

(in millions, except per share data)	2016	2015	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$19,654.1	$19,329.9	1.7%	4.1%	1.8%
Cost of services	16,320.3	16,034.1	1.8	4.3
Gross profit	3,333.8	3,295.8	1.2	3.3	0.4
Gross profit margin	17.0%	17.1%
Selling and administrative expenses	2,583.0	2,606.9	(0.9)	1.1	(2.0)
Selling and administrative expenses as a % of revenues	13.1%	13.5%
Operating profit	750.8	688.9	9.0	11.4	9.4
Operating profit margin	3.8%	3.6%
Net interest expense	34.3	33.5
Other expense (income)	15.2	(5.3)
Earnings before income taxes	701.3	660.7	6.1	8.5
Provision for income taxes	257.6	241.5	6.7
Effective income tax rate	36.7%	36.5%
Net earnings	$443.7	$419.2	5.8	8.4
Net earnings per share — diluted	$6.27	$5.40	16.1	18.9
Weighted average shares — diluted	70.8	77.7	(8.9)%

The year-over-year increase in revenues from services of 1.7% (4.1% in constant currency and 1.8% in organic constant currency) was attributed to:

• increased demand for services in several of our markets within Southern Europe and Northern Europe, where in constant currency revenues increased 3.0% (2.8% as reported) and 7.3% (1.9% as reported; 1.2% in organic constant currency), respectively. This included a constant currency revenue increase in France of 4.0% (3.8% as reported) primarily due to growth in the staffing market and strong permanent recruitment growth. We also experienced constant currency revenue growth in Germany, Spain, the Netherlands and Belgium of 32.9%, 10.1%, 25.0%, and 18.1%, respectively (32.6%, 9.9%, 24.7% and 17.7%, respectively, as reported; 5.9%, 17.1% and 14.4% in organic constant currency in Germany, the Netherlands and Belgium, respectively);

• revenue increase in APME of 8.1% in constant currency (10.4% as reported; 5.8% in organic constant currency) primarily due to an increase in our staffing/interim revenues, an increase in our ManpowerGroup Solutions business and a 7.0% constant currency increase (6.0% as reported) in our permanent recruitment business;

• increased demand, particularly during the first half of the year, for outplacement services at Right Management, where revenues increased 3.2% in constant currency (1.1% as reported); and

• our acquisitions in the Americas, Southern Europe, Northern Europe and APME, which added approximately 2.3% of revenue growth to our consolidated results; partially offset by

• revenue decrease in the United States of 5.6% primarily driven by a decline in demand for our staffing/interim services mainly in the industrial and IT sectors, partially offset by solid growth in our MSP and RPO offerings within the ManpowerGroup Solutions business and growth in our permanent recruitment business;

• revenue decrease in Italy of 4.5% (-4.8% as reported) as a result of reduced demand for our Manpower staffing services and ManpowerGroup Solutions offerings primarily due to the non-recurrence of the Milan Expo related business, which ended in the fourth quarter of 2015, partially offset by growth in our permanent recruitment business;

Annual Report 2016 | 19	Management's Discussion & Analysis

• revenue decrease of 19.5% in constant currency (-21.2% as reported) in our talent management business at Right Management; and

• a 2.4% decrease due to the impact of changes in the currency exchange rates.

The year-over-year 10 basis point (-0.10%) decrease in gross profit margin was primarily attributed to:
• a 30 basis point (-0.30%) unfavorable impact from the decline in our organic staffing/interim margin due primarily to direct cost increases, such as complementary health care costs for our staffing/interim associates in France as a result of new legislation, changes in business mix, and pricing pressure in certain markets such as France, the United Kingdom and the Netherlands; and

• a 10 basis point (-0.10%) decline from our other business offerings; partially offset by

• a 10 basis point (0.10%) favorable impact due to our acquisitions in the Americas, Southern Europe, Northern Europe and APME;

• a 10 basis point (0.10%) favorable impact due to the 9.3% constant currency growth (6.2% as reported) in our permanent recruitment business; and

• a 10 basis point (0.10%) increase due to the impact on business mix of the changes in currency exchange rates.

The 0.9% decline in selling and administrative expenses in 2016 (increase of 1.1% in constant currency; decrease of -2.0% in organic constant currency) was attributed to:
• a 10.0% constant currency decrease (-12.2% as reported) in organic variable incentive costs due to a decline in profitability in certain markets;

• a 2.3% constant currency decrease (-4.3% as reported) in organic other non-personnel related costs, excluding restructuring costs, as a result of a pension curtailment and favorable lease termination gains in Northern Europe, which totaled $8.1 million, a $7.5 million insurance settlement gain in corporate expenses, and a focus on driving productivity and efficiency throughout the business;

• a decrease in restructuring costs with zero in 2016 and $16.4 million incurred in 2015, comprised of $3.2 million in the Americas, $9.0 million in Northern Europe, $2.9 million in APME and $1.3 million at Right Management; and

• a 2.0% decrease due to the impact of changes in the currency exchange rates; partially offset by

• a 3.1% increase due to additional recurring selling and administrative costs incurred as a result of the acquisitions in the Americas, Southern Europe, Northern Europe and APME; and

• a 2.6% constant currency increase (0.5% as reported) in organic salary expenses primarily due to additional headcount to support the increased demand for our services in certain markets.

Selling and administrative expenses as a percent of revenues decreased 40 basis points (-0.40%) in 2016 compared to 2015. The change in selling and administrative expenses as a percent of revenues consisted of:

• a 20 basis point (-0.20%) favorable impact due to the decrease in organic variable incentive costs;

• a 20 basis point (-0.20%) favorable impact due to the decrease of organic non-personnel related costs: -10 basis points due to the pension curtailment, favorable lease termination and insurance settlement gains and -10 basis points due to the decrease in other organic non-personnel related costs as a result of a focus on driving productivity and efficiency throughout our businesses; and

• a 10 basis point (-0.10%) favorable impact due to the decrease of restructuring costs noted above; partially offset by

• a 10 basis point (0.10%) unfavorable impact due to our acquisitions in the Americas, Southern Europe, Northern Europe and APME.

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $49.5 million in 2016 compared to $28.2 million in

Management's Discussion & Analysis	20 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2015. Net interest expense increased $0.8 million in 2016 to $34.3 million from $33.5 million in 2015 due to higher debt levels as we issued €400.0 million Notes in September of 2015. Foreign exchange losses in 2016 were $2.8 million compared to foreign exchange gains of $4.7 million in 2015. The foreign exchange losses in 2016 were primarily due to unfavorable foreign currency impacts from translation of amounts denominated in currencies other than functional currencies in a few of our reporting units, translation losses resulting from intercompany transactions between our foreign subsidiaries and the United States, and a foreign currency loss as a result of the change in the exchange rate in our Venezuela reporting unit. The foreign exchange gains in 2015 were primarily due to a favorable foreign currency impact on an income tax settlement offset by translation losses from intercompany transactions between our foreign subsidiaries and the United States. Miscellaneous expense was $12.4 million in 2016 compared to miscellaneous income of $0.6 million in 2015. The variance between 2016 and 2015 is primarily due to an increase in expenses related to net earnings attributable to noncontrolling interests and a decrease in income related to our equity investments, including a 2015 gain on the sale of an equity investment.

We recorded income tax expense at an effective rate of 36.7% in 2016, as compared to an effective rate of 36.5% in 2015. The 36.7% effective tax rate for 2016 was higher than the United States Federal statutory rate of 35% due primarily to the French business tax, expected repatriations, changes in valuation allowances and other permanent items, partially offset by the favorable impact of the United States Work Opportunity Tax Credit (“WOTC”), which was enacted in December of 2015 and extends through 2019.

Net earnings per share — diluted was $6.27 in 2016 compared to $5.40 in 2015. Foreign currency exchange rates unfavorably impacted net earnings per share — diluted by approximately $0.15 in 2016.

Weighted average shares — diluted decreased 8.9% to 70.8 million in 2016 from 77.7 million in 2015. This decrease was due to the impact of share repurchases completed in 2016, partially offset by shares issued as a result of exercises and vesting of share-based awards in 2016.

Consolidated Results — 2015 Compared to 2014

The following table presents selected consolidated financial data for 2015 as compared to 2014.

(in millions, except per share data)	2015	2014	Reported Variance	Variance in Constant Currency	Variance in Organic Constant Currency
Revenues from services	$19,329.9	$20,762.8	(6.9)%	6.6%	4.7%
Cost of services	16,034.1	17,274.6	(7.2)	6.5
Gross profit	3,295.8	3,488.2	(5.5)	7.1	4.7
Gross profit margin	17.1%	16.8%
Selling and administrative expenses	2,606.9	2,768.3	(5.8)	6.0	3.7
Selling and administrative expenses as a % of revenues	13.5%	13.3%
Operating profit	688.9	719.9	(4.3)	11.2	8.6
Operating profit margin	3.6%	3.5%
Net interest expense	33.5	31.5
Other (income) expense	(5.3)	6.8
Earnings before income taxes	660.7	681.6	(3.1)	12.2
Provision for income taxes	241.5	254.0	(4.9)
Effective income tax rate	36.5%	37.3%
Net earnings	$419.2	$427.6	(2.0)	12.8
Net earnings per share — diluted	$5.40	$5.30	1.9	17.2
Weighted average shares — diluted	77.7	80.7	(3.8)%

Annual Report 2016 | 21	Management's Discussion & Analysis

The year-over-year decrease in revenues from services of 6.9% (increase of 6.6% in constant currency and 4.7% in organic constant currency) was attributed to:

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

• increased demand for services in several of our markets within Southern Europe and Northern Europe, where in constant currency revenues increased 8.1% (-9.2% as reported) and 6.2% (2.9% in organic constant currency; -8.9% as reported), respectively. This included a constant currency revenue increase in France of 4.3% (-12.9% as reported) primarily due to the staffing market, which showed some growth during 2015. This increase also included a constant currency revenue increase in Italy of 24.5% (4.0% as reported) due to improved demand and our contract with the Milan Expo. We experienced constant currency revenue growth in Spain, the United Kingdom, Germany, and the Nordics of 30.3%, 6.0%, 26.1%, and 0.6%, respectively (9.0%, -1.7%, 6.1%, and -19.2%, respectively, as reported; 7.6% in organic constant currency in Germany);

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

The 5.8% decline in selling and administrative expenses in 2015 (increase of 6.0% in constant currency and 3.7% in organic constant currency) was attributed to:

• an 11.8% decrease due to the impact of changes in the currency exchange rates; and

• legal costs of $9.0 million in the United States related to a settlement agreement in 2014, which we did not incur in 2015; partially offset by

• a 3.5% increase in constant currency (-7.8% as reported) in organic salary-related costs primarily because of additional headcount to support an increased demand for our services and an increase in our variable incentive-based costs due to improved operating results;

Management's Discussion & Analysis	22 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

• an increase in other non-personnel related costs, excluding the legal costs noted above and restructuring costs, as a result of increased demand for our services;

• the additional recurring selling and administrative costs incurred as a result of the acquisitions in the Americas, Southern Europe, Northern Europe and APME; and

• restructuring costs of $16.4 million incurred in 2015.

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

Interest and other expenses are comprised of interest, foreign exchange gains and losses and other miscellaneous non-operating income and expenses. Interest and other expenses were $28.2 million in 2015 compared to $38.3 million in 2014. Net interest expense increased $2.0 million in 2015 to $33.5 million from $31.5 million in 2014 due to higher debt levels as we issued €400.0 million Notes in September of 2015, partially offset by the favorable impact of currency exchange rates. Foreign exchange gains in 2015 were $4.7 million compared to $2.2 million in 2014. The foreign exchange gains in 2015 were primarily due to a favorable foreign currency impact on an income tax settlement. The foreign exchange gains in 2014 were primarily due to payments received in Venezuela in foreign currencies other than BsF and translated at favorable exchange rates other than the official exchange rate and translation gains resulting from intercompany transactions between our foreign subsidiaries and the United States. Miscellaneous income was $0.6 million in 2015 compared to miscellaneous expense of $9.0 million in 2014. The variance between 2015 and 2014 was primarily due to a gain on the sale of an equity investment in 2015.

We recorded income tax expense at an effective rate of 36.5% in 2015, as compared to an effective rate of 37.3% in 2014. The 36.5% effective tax rate for 2015 was higher than the United States Federal statutory rate of 35% due primarily to the French business tax, expected repatriations, valuation allowances and other permanent items, partially offset by the favorable impact of WOTC.

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

Segment Results

We evaluate performance based on operating unit profit (“OUP”), which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, corporate expenses, interest and other income and expense amounts or income taxes.

Effective January 1, 2016, we realigned our organizational structure in Europe. As a result, Other Southern Europe now includes several countries that were previously reported in Northern Europe. All previously reported results have been restated to conform to the current year presentation.

Annual Report 2016 | 23	Management's Discussion & Analysis

Americas Revenues
($ in millions)

2016
4,297.2
2015
4,492.0
2014
4,583.7

Americas Operating Unit Profit
($ in millions)

2016
196.5
2015
200.8
2014
181.6

Americas — The Americas segment is comprised of 631 Company-owned branch offices and 180 stand-alone franchise offices. In the Americas, revenues from services decreased 4.3% (increase of 0.9% in constant currency) in 2016 compared to 2015. In the United States, revenues from services decreased 5.6% in 2016 compared to 2015, primarily driven by a decline in demand for our Manpower staffing services, mainly due to the prolonged weakness in the manufacturing sector of the economy, and a decrease in our Experis interim services, specifically within the IT sector due to decreased demand at several large clients, and the anniversarying of 2015 new business. This decline was partially offset by a 7.0% increase in our permanent recruitment business and solid growth in our MSP and RPO offerings within the ManpowerGroup Solutions business. In Other Americas, revenues from services decreased 1.7% (increase of 14.1% in constant currency) in 2016 compared to 2015. We experienced constant currency revenue growth in Mexico, Canada, Argentina, Colombia, Peru and Brazil of 7.6%, 35.0%, 15.5%, 9.4%, 19.2% and 39.5%,

respectively (-8.5%, 30.4%, -27.7%, -2.0%, 12.6% and 36.8%, respectively, as reported; 1.7% in organic constant currency in Canada). The constant currency increase in Argentina was primarily due to inflation. The significant revenue increase in Brazil was due to increased business associated with the Rio Olympics in 2016.

In 2015, revenues from services decreased 2.0% (increase of 4.0% in constant currency) compared to 2014. In the United States, revenues from services decreased 2.6% in 2015 compared to 2014, primarily driven by a decline in demand for our Manpower staffing services, due to the winter storms in the first quarter of 2015, a longshoreman’s strike on the West Coast in the first quarter of 2015, the strengthening of the United States dollar impacting demand in certain industries, and a change in specific client mix within our industrial sector. We also experienced a decline in our interim service revenues within our Experis business due to declines in our engineering and finance sectors and stronger price discipline. These declines were partially offset by a 22.5% increase in our permanent recruitment business and strong growth in our MSP and RPO offerings within the ManpowerGroup Solutions business. In Other Americas, revenues from services decreased 0.7% (increase of 17.6% in constant currency) in 2015 compared to 2014. We experienced constant currency revenue growth in Mexico, Canada, Argentina, Colombia and Peru of 14.2%, 13.0%, 40.8%, 11.2% and 24.0%, respectively (-4.3%, -2.5%, 23.7%, -18.4% and 10.5%, respectively, as reported; 1.0% in organic constant currency in Canada). The increase in Argentina was primarily due to inflation, although we did experience volume growth with an 8.1% increase in billable hours.

Gross profit margin increased in 2016 compared to 2015 as a result of the favorable impact from growth in our permanent recruitment and ManpowerGroup Solutions businesses, partially offset by decreases in our staffing/interim margins in the United States and within some of our markets in Other Americas due to business mix changes and general pricing pressures. In 2015, gross profit margin increased compared to 2014 as a result of the favorable impact from the growth in our permanent recruitment and ManpowerGroup Solutions businesses, and improved staffing/interim margins in the United States due to strong price discipline, effective management of workers' compensation and health care costs, and lower unemployment tax rates. These increases were partially offset by decreases in our staffing/interim margins within some of our markets in the Other Americas due to general pricing pressures and client mix changes.

In 2016, selling and administrative expenses decreased 3.7% (flat in constant currency) primarily due to a decrease in our variable incentive-based costs due to the operating results of our staffing/interim services in the United States, $3.2 million of restructuring costs recorded in 2015 that did not recur in 2016, and the cost savings resulting from these restructuring actions taken in 2015. This decrease was partially offset by an increase in salary-related costs in certain markets within Other Americas because of additional headcount to support the increase in revenues and the additional recurring selling

Management's Discussion & Analysis	24 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and administrative costs incurred as a result of acquisitions. In 2015, selling and administrative expenses decreased 0.5% (increase of 3.5% in constant currency) primarily due to the legal costs of $9.0 million in the United States related to a settlement agreement in 2014, which we did not incur in 2015. This favorable impact was partially offset by the increase in salary-related costs due to additional headcount in Other Americas, to support an increased demand for our services, an increase in our variable incentive-based costs due to improved operating results, and the restructuring costs in 2015.

OUP margin in the Americas was 4.6%, 4.5% and 4.0% for 2016, 2015 and 2014, respectively. In the United States, OUP margin was 5.0%, 4.8% and 4.1% in 2016, 2015 and 2014, respectively. The margin increase in 2016 in the United States was primarily due to the improvement in the gross profit margin, partially offset by expense deleveraging, as we were not able to decrease expenses at the same rate as the revenue decrease. Other Americas OUP margin was 3.7%, 3.8% and 3.8% in 2016, 2015 and 2014, respectively. The margin decreased in Other Americas in 2016 compared to 2015 due to a decline in the gross profit margin, partially offset by better operational leverage, because we were able to support a constant currency increase in revenues without a similar increase in expenses. The margin increase in the Americas in 2015 was primarily due to the United States as a result of the improvement in the gross profit margin.

Southern Europe Revenues
($ in millions)

2016
7,497.6
2015
7,291.5
2014
8,032.5

Southern Europe Operating Unit Profit
($ in millions)

2016
376.9
2015
369.6
2014
382.6

Southern Europe — In 2016, revenues from services in Southern Europe, which includes operations in France and Italy, increased 2.8% (3.0% in constant currency) compared to 2015. In 2016, revenues from services increased 3.8% (4.0% in constant currency) in France (which represents 64.5% of Southern Europe’s revenues) and decreased 4.8% (-4.5% in constant currency) in Italy (which represents 15.6% of Southern Europe’s revenues). The increase in France was primarily due to the growth in the staffing market and a 12.2% increase (12.5% in constant currency) in the permanent recruitment business. The decrease in Italy was due to decreased demand for our Manpower staffing services and ManpowerGroup Solutions offerings primarily due to the non-recurrence of the Milan Expo related business, which ended in the fourth quarter of 2015, partially offset by a 21.2% increase (21.3% in constant currency) in the permanent recruitment business. In Other Southern Europe, revenues from services increased 6.3% (6.5% in constant currency) in 2016 compared to 2015, primarily driven by the

9.9% increase (10.1% in constant currency) in Spain due to strong sales execution on an increasingly larger client base, and a 26.8% increase (27.0% in constant currency) in the permanent recruitment business.

In 2015, revenues from services in Southern Europe, which includes operations in France and Italy, decreased 9.2% (increase of 8.1% in constant currency) compared to 2014. In 2015, revenues from services decreased 12.9% (increase of 4.3% in constant currency) in France and increased 4.0% (24.5% in constant currency) in Italy. The constant currency increase in France was primarily due to the staffing market, which showed some growth, particularly in the fourth quarter of 2015. The increase in Italy was mostly due to increased demand for our Manpower staffing services due to improving economic conditions during 2015 and the contract with the Milan Expo, a 19.1% increase (42.5% in constant currency) in the permanent recruitment business, and strong growth in our ManpowerGroup Solutions business partly due to the contract with the Milan Expo. In Other Southern Europe, revenues from services decreased 6.5% (increase of 9.1% in constant currency and 7.5% in organic constant currency) in 2015 compared to 2014. The constant currency increase was primarily driven by the 9.0% increase (30.3% in constant currency) in Spain due to improving economic conditions in 2015 and strong execution in selling clients our full range of services.

Gross profit margin decreased in 2016 compared to 2015 primarily due to a decrease in France's staffing/interim margin primarily as a result of direct cost increases, such as complementary health care costs for our staffing/interim associates in France as a result of new legislation, a shift in business mix due to increased business volume with certain larger

Annual Report 2016 | 25	Management's Discussion & Analysis

accounts with lower margins, and reduced pricing on certain accounts in response to market pressures, partially offset by lower Family Welfare Tax in France related to the Responsibility Pact that was effective April 1, 2016. This decrease was partially offset by an increase in Italy's staffing/interim margin, partly due to subsidies, and an increase of 14.3% (14.6% in constant currency) in our permanent recruitment business. In 2015, gross profit margin increased compared to 2014 primarily due to a 15.5% constant currency increase (-2.6% as reported) in our permanent recruitment business and growth in our higher-margin ManpowerGroup Solutions business, partially offset by the continued pricing pressures on our staffing/interim margins in some markets.

In 2016, selling and administrative expenses increased 1.2% (1.5% in constant currency) compared to 2015, primarily due to an increase in salary-related costs because of additional headcount to support the increase in revenues, partially offset by a decrease in variable incentive costs due to a decline in profitability in certain markets and a decrease in marketing expenses related to the non-recurrence of the Milan Expo in Italy. In 2015, selling and administrative expenses decreased 10.6% (increase of 6.4% in constant currency and 5.2% in organic constant currency) compared to 2014. The constant currency increase was due to an increase in organic salary-related costs because of additional headcount, and other non-personnel related costs to support the constant currency revenue growth, and additional recurring selling and administrative costs incurred as a result of acquisitions.

OUP margin in Southern Europe was 5.0%, 5.1% and 4.8% in 2016, 2015 and 2014, respectively. OUP margin changed over the period primarily due to France, where the OUP margin was 5.2%, 5.6% and 5.1% in 2016, 2015 and 2014, respectively. France's margin decrease in 2016 was primarily due to the decline in gross profit margin, partially offset by improved operational leverage, as we were able to support an increase in revenues without a similar increase in expenses. Italy’s OUP margin was 6.8%, 5.8% and 5.4% in 2016, 2015 and 2014, respectively. Italy’s margin increase in 2016 was due to an increase in our gross profit margin and a decrease in marketing expenses related to the non-recurrence of the Milan Expo, which took place in 2015. Other Southern Europe’s OUP margin was 3.2%, 2.8% and 2.9% in 2016, 2015 and 2014, respectively. The margin increase in 2016 was due to an increase in the gross profit margin and improved operational leverage, as we were able to support an increase in revenues without a similar increase in expenses. The margin increase in Southern Europe in 2015 was due to an increase in the gross profit margin and improved operational leverage, as we were able to support a constant currency increase in revenues without a similar constant currency increase in expenses.

Northern Europe — In Northern Europe, which includes operations in the United Kingdom, Germany, the Nordics, the Netherlands and Belgium (comprising 34.8%, 19.7%, 19.4%, 12.3% and 7.7%, respectively, of Northern Europe’s revenues), revenues from services increased 1.9% (7.3% in constant currency and 1.2% in organic constant currency) in 2016 as compared to 2015. We experienced constant currency revenue growth in Germany, the Nordics, the Netherlands and Belgium of 32.9%, 1.1%, 25.0%, and 18.1%, respectively (32.6%, -1.1%, 24.7% and 17.7%, respectively, as reported; 5.9%, 0.2%, 17.1%, and 14.4% in organic constant currency) and a constant currency decline in the United Kingdom of 3.1% (-14.1% as reported; -4.9% in organic constant currency). The organic constant currency revenue increase was primarily due to a 3.2% organic constant currency increase (1.0% as reported; 8.1% in constant currency) in our permanent recruitment business, mostly due to growth in the United Kingdom, growth in our ManpowerGroup Solutions Proservia business due to a large client win in Germany, an increase in the Netherlands' and the Nordics' staffing/interim revenues, due to recent client wins and the lower level of growth in the comparable prior year period, and an increase in Belgium's Manpower staffing revenues. These increases were

Management's Discussion & Analysis	26 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

partially offset by a decline in our Manpower staffing business in the United Kingdom due to lower demand under one of our large client contracts during the first three quarters of the year and decreased demand within the public sector.
In 2015, revenues from services decreased 8.9% (increase of 6.2% in constant currency and 2.9% in organic constant currency) as compared to 2014. We experienced constant currency revenue growth in the United Kingdom, the Nordics, Germany, and the Netherlands of 6.0%, 0.6%, 26.1%, and 1.3%, respectively (-1.7%, -19.2%, 6.1%, and -15.3%, respectively, as reported; 7.6% in organic constant currency in Germany). The organic constant currency increase in revenues from services was primarily attributable to the increase in our staffing/interim services and a 13.4% organic constant currency increase (1.3% as reported; 16.1% in constant currency) in our permanent recruitment business, mostly due to growth in the United Kingdom. The revenue increase in the Nordics was mostly due to the 9.1% constant currency growth (-11.3% as reported) in Sweden, which was partially offset by the 6.5% constant currency decline (-27.0% as reported) in Norway due to the dependence on the struggling oil and gas industry.

Gross profit margin increased in 2016 compared to 2015 due primarily to the increases in our staffing/interim margin because of the 7S Group GmbH acquisition in Germany in the third quarter of 2015. The organic gross profit margins decreased due to business mix changes, as higher growth came from our lower-margin clients and markets, and general pricing pressures in several markets, partially offset by the organic constant currency increase in our permanent recruitment business. In 2015, gross profit margin decreased due to the decline in our staffing/interim margins because of business mix changes in our staffing/interim revenues and general pricing pressures in several markets, partially offset by the increase in our permanent recruitment business.

Selling and administrative expenses increased 1.1% (5.2% in constant currency; -3.2% in organic constant currency) in 2016 compared to 2015 due to the additional recurring selling and administrative costs incurred as a result of the acquisitions in Germany, the Netherlands, Norway and Belgium. The organic constant currency decrease in selling and administrative expenses was due primarily to the pension curtailment and favorable lease termination gains recognized in 2016 totaling $8.1 million, restructuring costs of $9.0 million incurred in 2015 that did not recur in 2016, and the decrease in organic salary-related costs and non-personnel related costs as a result of these restructuring actions taken in 2015. In 2015, selling and administrative expenses decreased 7.9% (increase of 8.2% in constant currency and 3.4% in organic constant currency) compared to 2014. The constant currency increase in selling and administrative expenses in 2015 compared to 2014 was due primarily to the increase in organic salary-related costs because of permanent recruiters added to support the increase in the permanent recruitment business, restructuring costs incurred in 2015, and the additional recurring selling and administrative costs incurred as a result of acquisitions.

OUP margin for Northern Europe was 3.4%, 2.9% and 3.2% in 2016, 2015 and 2014, respectively. The increase in 2016 was due primarily to the increase in the gross profit margin, the pension curtailment and favorable lease termination gains, and the restructuring costs in 2015. The OUP margin decreased in 2015 primarily due to the decline in the gross profit margin and the restructuring costs in 2015.

Annual Report 2016 | 27	Management's Discussion & Analysis

APME Revenues
($ in millions)

2016
2,471.3
2015
2,239.1
2014
2,327.1

APME Operating Unit Profit
($ in millions)

2016
88.5
2015
79.3
2014
84.2

APME — Revenues from services increased 10.4% (8.1% in constant currency and 5.8% in organic constant currency) in 2016 compared to 2015. In Japan and Australia (which represent 34.7% and 22.3% of APME’s revenues, respectively), revenues from services increased 15.0% and 10.0%, respectively (3.1% and 11.1%, respectively, in constant currency; 0.5% in organic constant currency in Australia). The increase in Japan was due to the increase in our Manpower staffing services, partially offset by a decrease in our ManpowerGroup Solutions business. The organic constant currency increase in Australia was due to the increase in our ManpowerGroup Solutions business and stable demand for our Experis interim services, even though there are still challenges in the resources and energy related sectors within this economy, offset by a decrease in demand for our Manpower staffing services due to challenging economic conditions impacting various industrial sectors. The revenue increase in the remaining markets in APME was due to an increase in our Manpower staffing service revenues, primarily in Korea, India, Hong Kong,

Taiwan and the Philippines, and growth in our ManpowerGroup Solutions and permanent recruitment businesses.

In 2015, revenues from services for APME decreased 3.8% (increase of 7.9% in constant currency and 4.1% in organic constant currency) compared to 2014. In Japan, revenues from services increased 2.2% in constant currency (-10.8% as reported) due to the increased demand for our Manpower staffing services and a 17.4% constant currency increase (2.0% as reported) in our permanent recruitment business. In Australia, revenues from services were down 2.8% in organic constant currency (13.5% increase in constant currency; -5.7% as reported) in 2015 compared to 2014 due to the decreased demand for our Manpower staffing services due to the challenging conditions in this commodity-based economy, partially offset by growth in our ManpowerGroup Solutions business. The constant currency revenue increase in the remaining markets in APME was due to an increase in our Manpower staffing service revenues, mostly in Korea, India and Taiwan, and strong growth in our ManpowerGroup Solutions and permanent recruitment businesses.

Gross profit margin decreased in 2016 compared to 2015 due to the decrease in our staffing/interim margins as a result of direct cost increases in certain markets and changes in business mix, partially offset by an increase of 6.0% in our permanent recruitment business (7.0% in constant currency and 5.2% in organic constant currency) and growth in our higher-margin ManpowerGroup Solutions business. In 2015, gross profit margin was flat compared to 2014 as the constant currency increase in our permanent recruitment business of 12.5% (-0.3% as reported) and growth in our higher-margin ManpowerGroup Solutions business was offset by the decrease in our staffing/interim gross profit margins due to business mix changes.

Selling and administrative expenses increased 7.3% (5.3% in constant currency and 3.3% in organic constant currency) in 2016 compared to 2015. The increase was due to the increase in organic salary-related costs because of higher headcount to support the organic constant currency increase in revenues and additional recurring selling and administrative costs incurred as a result of acquisitions, partially offset by restructuring costs of $2.9 million incurred in 2015 that did not recur in 2016. In 2015, selling and administrative expenses decreased 3.3% (increase of 9.0% in constant currency and 5.2% in organic constant currency) compared to 2014. The constant currency increase was due to the increase in organic salary-related costs because of higher headcount to support the constant currency increase in revenues, the additional recurring selling and administrative costs incurred as a result of acquisitions, and restructuring costs incurred in 2015.

OUP margin for APME was 3.6%, 3.5% and 3.6% in 2016, 2015 and 2014, respectively. The OUP margin increase in 2016 was due to expense management and improved operational leverage, as we were able to support an increase in revenues without a similar increase in expenses, partially offset by a decline in our gross profit margin. The OUP margin decrease in 2015 was due to the restructuring costs incurred in 2015.

Management's Discussion & Analysis	28 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Right Management Revenues
($ in millions)

2016
258.9
2015
273.6
2014
294.2

Right Management Operating Unit Profit
($ in millions)

2016
44.7
2015
38.3
2014
33.5

Right Management — Right Management is a leading global provider of talent and career management (also known as outplacement services) workforce solutions, operating in 94 offices in 48 countries and territories.

In 2016, revenues from services decreased 5.4% (-3.4% in constant currency). The decrease was primarily due to the 21.2% decrease (-19.5% in constant currency) in our talent management business in 2016 compared to 2015 due to softening demand in all of our markets. Our outplacement services increased 1.1% (3.2% in constant currency) in 2016 compared to 2015 due mostly to growth in our Americas markets, primarily driven by strong sales execution in the United States and opportunities in the energy sector through the first half of the year, partially offset by softer demand in the second half of 2016.

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
Gross profit margin decreased in 2016 compared to 2015 due to a decrease in both the outplacement and talent management business gross profit margins, partially offset by the change in business mix as the higher-margin outplacement business represented a greater percentage of the revenue mix. In 2015, gross profit margin increased due to an increase in both the outplacement and talent management business gross profit margins and the change in business mix as the higher-margin outplacement services represented a greater percentage of the revenue mix.

In 2016, selling and administrative expenses decreased 13.5% (-11.9% in constant currency) compared to 2015 due to the cost savings from more efficient delivery solutions and restructuring costs of $1.3 million incurred in 2015 that did not recur in 2016. In 2015, selling and administrative expenses decreased 7.6% (flat in constant currency) compared to 2014 due to the cost savings from more efficient delivery solutions offset by restructuring costs in 2015.

OUP margin for Right Management was 17.3%, 14.0% and 11.4% for 2016, 2015 and 2014, respectively. The OUP margin for 2016 increased due to improved operational leverage, partially offset by the decline in the gross profit margin. The OUP margin for 2015 increased due primarily to the improvement in our gross profit margin.

Annual Report 2016 | 29	Management's Discussion & Analysis

FINANCIAL MEASURES — CONSTANT CURRENCY AND ORGANIC CONSTANT CURRENCY RECONCILIATION

Certain constant currency and organic constant currency percent variances are discussed throughout this annual report. A reconciliation of these Non-GAAP percent variances to the percent variances calculated based on our annual GAAP financial results is provided below. (See Constant Currency and Organic Constant Currency on pages 17 and 18 for information.)

Amounts represent 2016 Percentages represent 2016 compared to 2015	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$2,836.8	(5.6)%	—%	(5.6)%	0.7%	(6.3)%
Other Americas	1,460.4	(1.7)	(15.8)	14.1	4.5	9.6
	4,297.2	(4.3)	(5.2)	0.9	2.0	(1.1)
Southern Europe:
France	4,837.4	3.8	(0.2)	4.0	—	4.0
Italy	1,167.7	(4.8)	(0.3)	(4.5)	—	(4.5)
Other Southern Europe	1,492.5	6.3	(0.2)	6.5	—	6.5
	7,497.6	2.8	(0.2)	3.0	—	3.0
Northern Europe	5,129.1	1.9	(5.4)	7.3	6.1	1.2
APME	2,471.3	10.4	2.3	8.1	2.3	5.8
Right Management	258.9	(5.4)	(2.0)	(3.4)	—	(3.4)
ManpowerGroup	$19,654.1	1.7%	(2.4)%	4.1%	2.3%	1.8%
Gross Profit - ManpowerGroup	$3,333.8	1.2%	(2.1)%	3.3%	2.9%	0.4%
Operating Unit Profit
Americas:
United States	$142.9	(0.7)%	—%	(0.7)%	2.1%	(2.8)%
Other Americas	53.6	(5.9)	(16.3)	10.4	7.7	2.7
	196.5	(2.1)	(4.6)	2.5	3.8	(1.3)
Southern Europe:
France	250.6	(3.2)	(0.1)	(3.1)	—	(3.1)
Italy	79.1	11.6	—	11.6	—	11.6
Other Southern Europe	47.2	18.4	0.1	18.3	(0.6)	18.9
	376.9	2.0	—	2.0	(0.1)	2.1
Northern Europe	173.0	19.6	(5.8)	25.4	7.7	17.7
APME	88.5	11.5	2.4	9.1	1.8	7.3
Right Management	44.7	16.7	(2.1)	18.8	—	18.8
Operating Profit — ManpowerGroup	$750.8	9.0%	(2.4)%	11.4%	2.0%	9.4%

Management's Discussion & Analysis	30 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Amounts represent 2015 Percentages represent 2015 compared to 2014	Reported Amount (in millions)	Reported Variance	Impact of Currency	Variance in Constant Currency	Impact of Acquisitions (in Constant Currency)	Organic Constant Currency Variance
Revenues from Services
Americas:
United States	$3,005.8	(2.6)%	—%	(2.6)%	0.3%	(2.9)%
Other Americas	1,486.2	(0.7)	(18.3)	17.6	1.6	16.0
	4,492.0	(2.0)	(6.0)	4.0	0.7	3.3
Southern Europe:
France	4,661.3	(12.9)	(17.2)	4.3	1.0	3.3
Italy	1,226.1	4.0	(20.5)	24.5	—	24.5
Other Southern Europe	1,404.1	(6.5)	(15.6)	9.1	1.6	7.5
	7,291.5	(9.2)	(17.3)	8.1	0.9	7.2
Northern Europe	5,033.7	(8.9)	(15.1)	6.2	3.3	2.9
APME	2,239.1	(3.8)	(11.7)	7.9	3.8	4.1
Right Management	273.6	(7.0)	(7.5)	0.5	—	0.5
ManpowerGroup	$19,329.9	(6.9)%	(13.5)%	6.6%	1.9%	4.7%
Gross Profit — ManpowerGroup	$3,295.8	(5.5)%	(12.6)%	7.1%	2.4%	4.7%
Operating Unit Profit
Americas:
United States	$143.8	14.7%	—%	14.7%	1.1%	13.6%
Other Americas	57.0	1.3	(17.9)	19.2	1.7	17.5
	200.8	10.5	(5.6)	16.1	1.3	14.8
Southern Europe:
France	258.8	(6.1)	(18.7)	12.6	1.7	10.9
Italy	70.9	10.5	(22.0)	32.5	—	32.5
Other Southern Europe	39.9	(7.2)	(11.7)	4.5	3.0	1.5
	369.6	(3.4)	(18.4)	15.0	1.5	13.5
Northern Europe	144.7	(18.3)	(12.5)	(5.8)	7.1	(12.9)
APME	79.3	(5.7)	(10.8)	5.1	2.2	2.9
Right Management	38.3	14.3	(5.8)	20.1	—	20.1
Operating Profit — ManpowerGroup	$688.9	(4.3)%	(15.5)%	11.2%	2.6%	8.6%

Annual Report 2016 | 31	Management's Discussion & Analysis

CASH SOURCES AND USES

Cash used to fund our operations is primarily generated through operating activities and provided by our existing credit facilities. We believe our available cash and existing credit facilities are sufficient to cover our cash needs for the foreseeable future. We assess and monitor our liquidity and capital resources globally. We use a global cash pooling arrangement, intercompany lending, and some local credit lines to meet funding needs and allocate our capital resources among our various entities. As of December 31, 2016, we had $276.9 million of cash held by foreign subsidiaries that was not available to fund domestic operations unless repatriated. We anticipate cash repatriations to the United States from certain foreign subsidiaries and have provided for deferred taxes related to those foreign earnings not considered to be permanently invested. As of December 31, 2016 and 2015, we identified approximately $774.7 million and $604.4 million, respectively, of non-United States earnings that are not permanently invested. Related to these non-United States earnings that may be remitted, we recorded a deferred tax liability of $164.8 million and $132.0 million as of December 31, 2016 and 2015, respectively.

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

Cash provided by operating activities was $600.0 million, $511.5 million and $306.2 million for 2016, 2015 and 2014, respectively. Changes in operating assets and liabilities utilized $49.7 million of cash in 2016, as compared to $116.6 million and $314.2 million in 2015 and 2014, respectively. The change in 2016 from 2015 was primarily attributable to the timing of collections and payments. The change in 2015 from 2014 was primarily attributable to the 2015 sale of $132.8 million of our CICE payroll tax credits (with none sold in 2014) and an increase in accounts payable due to timing of payments, partly offset by an increase in accounts receivables due to the growth in the business.

Accounts receivable increased to $4,413.1 million as of December 31, 2016 from $4,243.0 million as of December 31, 2015, due to an increase in business volume. Utilizing exchange rates as of December 31, 2015, the December 31, 2016 balance would have been approximately $140.0 million higher than reported.

Capital expenditures were $56.9 million, $52.3 million and $51.5 million during 2016, 2015 and 2014, respectively. These expenditures were primarily comprised of purchases of computer equipment, office furniture and other costs related to office openings and refurbishments, as well as capitalized software costs of $0.9 million in 2016 and $3.4 million in both 2015 and 2014.

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2016, 2015 and 2014 was $57.6 million, $260.5 million and $32.0 million, respectively. Goodwill and intangible assets resulting from the 2016 acquisitions, the majority of which took place in the Netherlands and Norway, were $24.4 million and $6.6 million, respectively, as of December 31, 2016.

On September 3, 2015, we acquired 7S Group GmbH (“7S”), for total consideration, net of cash acquired, of $140.4 million (€125.3 million) plus contingent consideration based on the financial results of the company and other factors, which are being finalized. In addition, we incurred approximately $3.4 million of transaction costs associated with the acquisition during the year ended December 31, 2015, which have been recorded in selling and administrative expenses. Based primarily in Germany, 7S is a highly specialized provider of human resource services focusing on a number of core sectors including skilled trades, engineering and IT.

Of the $153.0 million (€136.5 million) of net acquired assets from the 7S acquisition, $48.8 million (€43.5 million) was recorded as finite-lived intangible assets, of which $44.2 million (€39.4 million) was assigned to customer relationships and will be amortized over 10 years using the straight line method. The customer relationships were $41.4 million (€38.1 million)

Management's Discussion & Analysis	32 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

and $36.0 million (€34.2 million) as of December 31, 2015 and 2016, respectively. Total amortization expense related to this intangible asset in each of the next five years is $4.2 million. The fair value of $119.1 million (€106.2 million), which was not directly attributable to any specific assets or liabilities, was assigned to goodwill as part of the Germany reporting unit.

Goodwill and intangible assets resulting from the remaining 2015 acquisitions, the majority of which took place in Australia, Canada and the Netherlands, were $108.7 million and $28.5 million, respectively, as of December 31, 2015.

During the third quarter of 2015, we entered into a joint venture to expand our business in the Greater China region. We contributed a majority of the net assets of our China, Hong Kong, Macau and Taiwan operations and the noncontrolling shareholder contributed cash. The joint venture is included in our Consolidated Balance Sheets as we have a controlling financial interest. The noncontrolling equity interest is included in noncontrolling interests in total shareholders’ equity in our Consolidated Balance Sheets.

Net debt repayments were $6.7 million for 2016, compared to net borrowings of $456.1 million for 2015 and $13.4 million in 2014. In September 2015, we offered and sold €400.0 million aggregate principal amount of the Company's 1.875% notes due September 11, 2022. (See the "Euro Notes" section below for further information.) We use excess cash to pay down borrowings under facilities when appropriate.

In July 2016, the Board of Directors authorized the repurchase of an additional 6.0 million shares of our common stock. This authorization was in addition to the October 2015 authorization to repurchase 6.0 million shares of our common stock and the December 2012 authorization to repurchase 8.0 million shares of our common stock. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions or similar facilities. In 2016, we repurchased a total of 6.6 million shares, comprised of 5.3 million shares under the 2015 authorization and 1.3 million shares under the 2016 authorization, at a total cost of $482.2 million. In 2015, we repurchased a total of 6.7 million shares, comprised of 6.0 million shares under the 2012 authorization and 0.7 million shares under the 2015 authorization, at a total cost of $587.9 million, including a nominal amount of shares at a cost of $7.7 million that settled in January 2016. The share repurchases that settled in January were not reflected in the treasury stock in our Consolidated Balance Sheets as of December 31, 2015. In 2014, we repurchased 2.0 million shares under the 2012 authorization at a cost of $143.5 million. As of December 31, 2016, there were 4.8 million shares remaining authorized for repurchase under the 2016 authorization and no shares remaining under either of the 2015 or 2012 authorizations.

We have aggregate commitments of $1,697.3 million related to debt, operating leases, severances and office closure costs, and certain other commitments, as follows:

(in millions)	Total	2017	2018–2019	2020–2021	Thereafter
Long-term debt including interest	$866.4	$24.8	$400.2	$15.8	$425.6
Short-term borrowings	39.5	39.5	—	—	—
Operating leases	592.3	156.4	209.6	125.6	100.7
Severances and other office closure costs	4.5	3.1	0.9	0.5	—
Other	194.6	71.6	70.8	25.1	27.1
	$1,697.3	$295.4	$681.5	$167.0	$553.4

Our liability for gross unrecognized tax benefits, including related interest and penalties, of $44.0 million is excluded from the commitments above as we cannot determine the years in which these positions might ultimately be settled.

We recorded net restructuring costs of $16.4 million in 2015 in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries. During 2016, we made payments of $11.9 million out of our restructuring reserve. We expect a majority of the remaining $4.5 million reserve will be paid by the end of 2017.

Annual Report 2016 | 33	Management's Discussion & Analysis

We have entered into guarantee contracts and stand-by letters of credit that total approximately $177.6 million and $190.2 million as of December 31, 2016 and 2015, respectively ($130.7 million and $144.7 million for guarantees, respectively, and $46.9 million and $45.5 million for stand-by letters of credit, respectively). Guarantees primarily relate to bank accounts, operating leases and indebtedness. The stand-by letters of credit relate to workers’ compensation, operating leases and indebtedness. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements. Therefore, they have been excluded from our aggregate commitments identified above. The cost of these guarantees and letters of credit was $1.7 million and $1.5 million in 2016 and 2015, respectively.

Total capitalization as of December 31, 2016 was $3,271.8 million, comprised of $825.4 million in debt and $2,446.4 million in equity. Debt as a percentage of total capitalization was 25%, 24% and 14% as of December 31, 2016, 2015 and 2014, respectively. The increase in 2015 in debt as a percentage of total capitalization was primarily due to the offering of our €400.0 million Notes.

Euro Notes

On September 11, 2015, we offered and sold €400.0 million aggregate principal amount of the Company's 1.875% notes due September 11, 2022 (the "€400.0 million Notes"). The net proceeds from the €400.0 million Notes of €397.4 million were used for general corporate purposes, including share repurchases and the acquisition of or investment in complementary businesses or other assets. The €400.0 million Notes were issued at a price of 99.753% to yield an effective interest rate of 1.913%. Interest on the €400.0 million Notes is payable in arrears on September 11 of each year. We may redeem the €400.0 million Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €400.0 million Notes.
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

When the €400.0 million Notes and €350.0 million Notes mature, we plan to repay the amounts with available cash, borrowings under our $600.0 million revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace either the €400.0 million Notes or the €350.0 million Notes.

Both the €400.0 million Notes and €350.0 million Notes contain certain customary non-financial restrictive covenants and events of default and are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. A portion of these notes has been designated as a hedge of our net investment in our foreign subsidiaries with a Euro-functional currency as of December 31, 2016. For this portion of the Euro-denominated notes, since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, both net of taxes, the related translation gains or losses are included as a component of accumulated other comprehensive loss. (See the Significant Matters Affecting Results of Operations section and Notes 7 and 12 to the Consolidated Financial Statements for further information.)

Revolving Credit Agreement

We have a Five Year Credit Agreement (the “Credit Agreement”) with a syndicate of commercial banks with a termination date of September 16, 2020. The Credit Agreement allows for borrowing of $600.0 million in various currencies, and up to

Management's Discussion & Analysis	34 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

$150.0 million may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of both December 31, 2016 and 2015. Outstanding letters of credit issued under the Credit Agreement totaled $0.8 million and $0.9 million as of December 31, 2016 and 2015, respectively. Additional borrowings of $599.2 million and $599.1 million were available to us under the facility as of December 31, 2016 and 2015, respectively.
Under the Credit Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 12.5 basis points paid on the entire facility and the credit spread is 100.0 basis points on any borrowings. A downgrade from both credit agencies would unfavorably impact our facility fees and result in additional costs ranging from approximately $0.2 million to $0.8 million annually.

The Credit Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Credit Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.

As defined in the Credit Agreement, we had a net Debt-to-EBITDA ratio of 0.75 to 1 (compared to the maximum allowable ratio of 3.5 to 1) and a Fixed Charge Coverage ratio of 4.94 to 1 (compared to the minimum required ratio of 1.5 to 1) as of December 31, 2016.

Other

In addition to the previously mentioned facilities, we maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2016, such uncommitted credit lines totaled $281.5 million, of which $241.3 million was unused. Under the Amended Agreement, total subsidiary borrowings cannot exceed $300.0 million in the first, second and fourth quarters, and $600.0 million in the third quarter of each year.

Our long-term debt has a rating of Baa1 from Moody's Investor Services and BBB from Standard and Poor's, both with a stable outlook. Both of the credit ratings are investment grade. Rating agencies use proprietary methodology in determining their ratings and outlook which includes, among other things, financial ratios based upon debt levels and earnings performance.

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

Bad debt expense, which increases our allowance for doubtful accounts, is recorded as a selling and administrative expense and was $20.4 million, $16.3 million and $18.9 million for 2016, 2015 and 2014, respectively. Factors that would

Annual Report 2016 | 35	Management's Discussion & Analysis

cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision.

Write-offs, which decrease our allowance for doubtful accounts, are recorded as a reduction to our accounts receivable balance and were $16.9 million, $20.3 million and $15.8 million for 2016, 2015 and 2014, respectively.

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

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. The most significant plans are located in the United Kingdom, the United States, the Netherlands, Germany and France. Annual expense relating to these plans is recorded in selling and administrative expenses and is estimated to be approximately $12.0 million in 2017, compared to $3.4 million, $11.4 million and $12.6 million in 2016, 2015 and 2014, respectively. The lower expense in 2016 resulted mainly from a $6.9 million curtailment and settlement gain as we terminated a defined benefit plan in Northern Europe and transitioned our employees to a defined contribution plan effective July 1, 2016. We adopted the spot rate approach for all of our United States defined benefit plans in measuring the service and interest cost components of the 2016 net periodic benefit cost, and changed the amortization period for gains and losses for two of our United States defined benefit plans to use average life expectancy, resulting in a minimal reduction in the 2016 expense. These changes had an immaterial impact on the Consolidated Financial Statements. Our pension expense is expected to increase slightly in 2017 due to a new German pension plan. (See Note 8 to the Consolidated Financial Statements for further information.)

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

In determining the estimated 2017 pension expense for the United States plans, we used weighted-average discount rates of 4.1%, 3.3% and 4.0% for service cost, interest cost and net loss, respectively. These rates compare to the 2016 weighted-average discount rate of 4.4%, 3.4% and 4.3% for service cost, interest cost and net loss, respectively. In determining the estimated 2017 pension expense for non-United States plans, we used a weighted-average discount rate of 2.2% compared to 3.2% for 2016, reflecting the current interest rate environment. We have selected a weighted-average expected return on plan assets of 4.8% for the United States plans and 2.8% for the non-United States plans in determining the 2017 estimated pension expense. The comparable rates used for the calculation of the 2016 pension expense were 5.3% and 3.4% for the United States plans and non-United States plans, respectively. Absent any other changes, a 25 basis point increase and decrease in the weighted-average discount rate or weighted-average expected return on plan assets for the United States plans would not have a material impact on the 2017 consolidated pension expense. For the

Management's Discussion & Analysis	36 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

non-United States plans, a 25 basis point change in the weighted-average discount rate and the weighted-average expected return on plan assets would impact the 2017 consolidated pension expense by approximately $1.4 million and $0.8 million, respectively. Changes to these assumptions have historically not been significant in any jurisdiction for any reporting period, and no significant adjustments to the amounts recorded have been required in the past or are expected in the future. (See Note 8 to the Consolidated Financial Statements for further information.)

United States Workers’ Compensation

In the United States, we are under a self-insured retention program in most states covering workers’ compensation claims for our contingent workers. We determine the proper reserve balance using an actuarial valuation, which considers our historical payment experience and current employee demographics. Our reserve for such claims as of December 31, 2016 and 2015 was $71.5 million and $76.5 million, respectively. Workers’ compensation expense is recorded as a component of cost of services.

There are two main factors that impact workers’ compensation expense: the number of claims and the cost per claim. The number of claims is driven by the volume of hours worked, the business mix which reflects the type of work performed (for example, office and professional work has fewer claims than industrial work), and the safety of the environment where the work is performed. The cost per claim is driven primarily by the severity of the injury, related medical costs and lost-time wage costs. A 10% change in the number of claims or cost per claim would impact workers’ compensation expense in the United States by approximately $2.8 million.

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

In France, we currently maintain a reserve related to these programs for 2007 through 2016, which has been estimated based on the results of past audits and changes in business volumes. We do not expect any significant adjustments to the recorded amount in the near term.

Annual Report 2016 | 37	Management's Discussion & Analysis

The French government passed legislation effective January 1, 2013 to improve the competitiveness and reduce employment costs by offering payroll tax credits to most French and foreign enterprises subject to corporate tax in France. This law, Credit d’Impôt pour la Compétitivité et l’Emploi (“CICE”), provides credits based on a percentage of wages paid to employees receiving less than two-and-a-half times the French minimum wage. The payroll tax credit was equal to 4% of eligible wages in 2013, 6% of eligible wages from 2014 to 2016, and 7% starting in 2017. We have used, and intend to use, the credit to invest in employment opportunities and to improve our competitiveness, as required by the law. Due to the complexity of compliance with this law, we may have adjustments to the payroll tax credit amount as a result of any audits. The CICE credit is accounted for as a reduction of our cost of services in the period earned, and has had a favorable impact on our consolidated gross profit margin, as well as margins in France and Southern Europe.

The payroll tax credit is creditable against our current French income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of the CICE credits after the three-year period. In March 2016 and July 2015, we entered into an agreement to sell a portion of the credits earned in 2015 and 2014, respectively, for net proceeds of $143.1 million (€129.9 million) and $132.8 million (€120.1 million), respectively. We derecognized these receivables upon the sale as the terms of the agreement are such that the transaction qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of these receivables was recorded as a reduction of the payroll tax credits earned in the respective years in cost of services. We received the cash from these sales in March 2016 and July 2015, which improved our operating cash flows in the first quarter of 2016 and third quarter of 2015, respectively.

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

Management's Discussion & Analysis	38 | ManpowerGroup

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2016, 2015 and 2014, and there was no impairment of our goodwill or our indefinite-lived intangible assets as a result of our annual tests.

Significant assumptions used in our annual goodwill impairment test during the third quarter of 2016 included: expected future revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 10.8% to 15.3%, and a terminal value multiple. The expected future revenue growth rates and operating unit profit margins were determined after taking into consideration our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

The table below provides our reporting units’ estimated fair values and carrying values, determined as part of our annual goodwill impairment test performed in the third quarter, representing approximately 78% of our consolidated goodwill balance as of September 30, 2016.

(in millions)	France	United States	United Kingdom	Right Management	Germany	Netherlands
Estimated fair values	$2,061.4	$1,114.3	$383.5	$302.5	$277.4	$234.1
Carrying values	807.3	742.0	306.3	123.1	209.7	179.1

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

Approximately 85% of our revenues and profits are generated outside of the United States, with 47% generated from our European operations with a Euro-functional currency. As a result, fluctuations in the value of foreign currencies against the United States dollar, particularly the Euro, may have a significant impact on our reported results. Revenues and expenses denominated in foreign currencies are translated into United States dollars at the average exchange rates each month. Consequently, as the value of the United States dollar changes relative to the currencies of our major markets, our reported results vary.

In both 2016 and 2015, the United States dollar generally strengthened against many of the currencies of our major markets. Revenues from services in constant currency were 2.4% and 13.5% higher than reported revenues in 2016 and 2015, respectively. A change in the strength of the United States dollar by an additional 10% would have impacted our revenues from services by approximately 8.5% and 8.4% from the amounts reported in 2016 and 2015, respectively.

Fluctuations in currency exchange rates also impact the United States dollar amount of our shareholders’ equity. The assets and liabilities of our non-United States subsidiaries are translated into United States dollars at the exchange rates in effect at year-end. The resulting translation adjustments are recorded in shareholders’ equity as a component of accumulated other comprehensive loss. The United States dollar strengthened relative to many foreign currencies as of December 31, 2016 compared to December 31, 2015. Consequently, shareholders’ equity decreased by $123.3 million as

Annual Report 2016 | 39	Management's Discussion & Analysis

a result of the foreign currency translation as of December 31, 2016. If the United States dollar had strengthened an additional 10% as of December 31, 2016, resulting translation adjustments recorded in shareholders’ equity would have decreased by approximately $250.0 million from the amounts reported.

As of December 31, 2015, the United States dollar strengthened relative to many foreign currencies compared to December 31, 2014. Consequently, shareholders’ equity decreased by $150.4 million as a result of the foreign currency translation as of December 31, 2015. If the United States dollar had strengthened an additional 10% as of December 31, 2015, resulting translation adjustments recorded in shareholders’ equity would have decreased by approximately $137.7 million from the amounts reported.

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

On occasion, forward contracts are designated as an economic hedge of our net investment in our foreign subsidiaries. As of December 31, 2016, we had a translation loss of $4.2 million included in accumulated other comprehensive loss, net of taxes, as the net investment hedge was deemed effective.

As of December 31, 2016, there were £4.0 ($5.0) million and 10,500.0 ($0.6) million in Argentine Pesos ("ARS") of forward contracts that relate to cash flows owed to our foreign subsidiaries in 2017. For our forward contracts that are not designated as hedges, any gain or loss resulting from the change in fair value is recognized in the current period earnings.

As of December 31, 2016, we had outstanding $785.2 million in principal amount of Euro-denominated notes (€750.0 million). A portion of the notes has been designated as a hedge of our net investment in subsidiaries with a Euro-functional currency as of December 31, 2016. For this portion of the Euro-denominated notes, since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, both net of tax, the related translation gains or losses are included as a component of accumulated other comprehensive loss. Shareholders’ equity increased by $14.9 million, net of tax, due to changes in accumulated other comprehensive loss during the year due to the currency impact on these designated borrowings.

Interest Rates — Our exposure to market risk for changes in interest rates relates primarily to our variable rate long-term debt obligations. We have historically managed interest rates through the use of a combination of fixed- and variable-rate borrowings. As of December 31, 2016, we had the following fixed- and variable-rate borrowings:

(in millions)	Amount	Weighted- Average Interest Rate(1)
Variable-rate borrowings	$39.5	11.1%
Fixed-rate borrowings	785.9	3.1
Total debt	$825.4	3.5%

(1) The rates are impacted by currency exchange rate movements.

Management's Discussion & Analysis	40 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Sensitivity Analysis — The following tables summarize our debt and derivative instruments that are sensitive to foreign currency exchange rate and interest rate movements. All computations below are based on the United States dollar spot rate as of December 31, 2016 and 2015. The exchange rate computations assume a 10% appreciation or 10% depreciation of the Euro, British pound, and Argentine Peso to the United States dollar.

The hypothetical impact on 2016 and 2015 net earnings and total other comprehensive (loss) income of the stated change in rates is as follows:

2016 (in millions)	Movements in Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro Notes:
€400.0, 1.91% Notes due September 2022	$42.1	(1)	($42.1)	(1)
€350.0, 4.51% Notes due June 2018	36.8	(1)	(36.8)	(1)
Forward contracts:
£4.0 to $5.0	0.5		(0.5)
ARS 10,500.0 to $0.6	(0.1)		0.1

2015 (in millions)	Movements in Exchange Rates
Market Sensitive Instrument	10% Depreciation		10% Appreciation
Euro Notes:
€400.0, 1.91% Notes due September 2022	$43.4	(1)	($43.4)	(1)
€350.0, 4.51% Notes due June 2018	38.0	(1)	(38.0)	(1)
Forward contracts:
£11.1 to $16.8	1.6		(1.6)

(1) Exchange rate movements are recorded through accumulated other comprehensive loss as these instruments have been designated as an economic hedge of our net investment in subsidiaries with a Euro-functional currency.

The hypothetical (increases)/decreases in the fair value of our market sensitive instruments due to changes in our Euro Notes' quoted prices and changes in foreign currency exchange rates for the forward contracts are as follows:

As of December 31, 2016 Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Euro Notes:
€400.0, 1.91% Notes due September 2022	$44.0	(1)	($44.0)	(1)
€350.0, 4.51% Notes due June 2018	39.2	(1)	(39.2)	(1)
Forward contracts:
£4.0 to $5.0	0.5		(0.5)
ARS 10,500.0 to $0.6	(0.1)		0.1

As of December 31, 2015 Market Sensitive Instrument (in millions)	10% Decrease		10% Increase
Euro Notes:
€400.0, 1.91% Notes due September 2022	$44.4	(1)	($44.4)	(1)
€350.0, 4.51% Notes due June 2018	41.5	(1)	(41.5)	(1)
Forward contracts:
£11.1 to $16.8	1.6		(1.6)

(1) This (increase)/decrease in fair value is not recorded in the Consolidated Financial Statements; however, disclosure of the fair value is included in Note 1 to the Consolidated Financial Statements.

Annual Report 2016 | 41	Management's Discussion & Analysis

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

As noted above, our results in France are affected by complementary health insurance costs, CICE, and changes in social charges and our results in Italy are affected by subsidies. In addition, our businesses in Germany and the United States are potentially impacted by the following regulatory requirements related to employment.

In Germany, the Confederation of German Trade Unions (representing eight German trade unions and over six million people) and the Employer’s Association of the Temporary Staffing Industry (representing two major temporary worker employers’ associations) entered into a Collective Labor Agreement (“CLA”), which was implemented in three phases between 2014 and 2016.  The first phases of the CLA required higher wages to temporary employees and higher cost for vacation, sick pay, and temporary staff time accounts. The last phase went into effect in June 2016 with a 2.3% to 3.6% wage increase. Starting in 2017, there is a new CLA that requires three additional wage increases through 2019, with wage increases of 2.5% to 4.8% in 2017, and requires that the wage differences between the East and West be eliminated by 2021. There is also a mandate effective in 2018 of equal pay for our associates after nine months on assignment. These changes generally have an unfavorable impact on our gross profit margin in Germany, as we pass on many of these additional costs to the client without a mark-up, however there has not been a significant impact on our consolidated or Northern Europe financial results.

The employer mandate provisions of the United States healthcare legislation, Patient Protection and Affordable Care Act ("PPACA") took effect in 2015 having a significant financial impact on us and our clients with United States-based employees. This legislation has increased the employment costs of our permanent employees and our associates. We pass on to our clients the expected cost increase related to our associates; however, there is still uncertainty around the actual cost of PPACA, which will vary based on associate usage, and so we may not recover all of the related costs.

Management's Discussion & Analysis	42 | ManpowerGroup

MANAGEMENT’S DISCUSSION & ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Recently Issued Accounting Standards

See Note 1 to the Consolidated Financial Statements.

Forward-Looking Statements

Statements made in this annual report that are not statements of historical fact are forward-looking statements. All forward-looking statements involve risks and uncertainties. The information under the heading “Item 1A. Risk Factors” in our annual report on Form 10-K for the year ended December 31, 2016, which information is incorporated herein by reference, provides cautionary statements identifying, for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, important factors that could cause our actual results to differ materially from those contained in the forward-looking statements. Some or all of the factors identified in our annual report on Form 10-K may be beyond our control. Forward-looking statements can be identified by words such as “expect,” “anticipate,” “intend,” “plan,” “may,” “believe,” “seek,” “estimate,” and similar expressions. We caution that any forward-looking statement reflects only our belief at the time the statement is made. We undertake no obligation to update any forward-looking statements to reflect subsequent events or circumstances.

Annual Report 2016 | 43	Management's Discussion & Analysis

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

Under the supervision and with the participation of management, including our Chief Executive Officer and our Executive Vice President and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on our evaluation we have concluded that our internal control over financial reporting was effective as of December 31, 2016.

Deloitte & Touche LLP, our independent registered public accounting firm, issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2016, which is included herein.

February 21, 2017

Annual Report 2016 | 44	Management Report on Internal Control Over Financial Reporting

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWERGROUP INC.

We have audited the accompanying consolidated balance sheets of ManpowerGroup Inc. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of ManpowerGroup Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2017 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Milwaukee, Wisconsin
February 21, 2017

Report of Independent Registered Public Accounting Firm	45 | ManpowerGroup

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF MANPOWERGROUP INC.

We have audited the internal control over financial reporting of ManpowerGroup Inc. and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016 of the Company and our report dated February 21, 2017 expressed an unqualified opinion on those consolidated financial statements.

Milwaukee, Wisconsin
February 21, 2017

Annual Report 2016 | 46	Report of Independent Registered Public Accounting Firm

CONSOLIDATED STATEMENTS OF OPERATIONS
in millions, except per share data

Year Ended December 31	2016	2015	2014
Revenues from services	$19,654.1	$19,329.9	$20,762.8
Cost of services	16,320.3	16,034.1	17,274.6
Gross profit	3,333.8	3,295.8	3,488.2
Selling and administrative expenses	2,583.0	2,606.9	2,768.3
Operating profit	750.8	688.9	719.9
Interest and other expenses	49.5	28.2	38.3
Earnings before income taxes	701.3	660.7	681.6
Provision for income taxes	257.6	241.5	254.0
Net earnings	$443.7	$419.2	$427.6
Net earnings per share — basic	$6.33	$5.46	$5.38
Net earnings per share — diluted	$6.27	$5.40	$5.30
Weighted average shares — basic	70.1	76.8	79.5
Weighted average shares — diluted	70.8	77.7	80.7

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
in millions

Year Ended December 31	2016	2015	2014
Net earnings	$443.7	$419.2	$427.6
Other comprehensive loss:
Foreign currency translation	(79.9)	(182.8)	(265.9)
Translation adjustments on net investment hedge, net of income taxes of $8.4, $19.2 and $20.3, respectively	14.8	34.5	36.1
Translation adjustments on long-term intercompany loans	(58.2)	(2.1)	0.2
Unrealized gain on investments, net of income taxes of $0.4, $0.1 and $2.1, respectively	1.6	0.3	5.2
Defined benefit pension plans and retiree health care plan, net of income taxes of $(5.8), $7.8 and $(8.6), respectively	(18.4)	19.3	(13.0)
Total other comprehensive loss	$(140.1)	$(130.8)	$(237.4)
Comprehensive income	$303.6	$288.4	$190.2

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income	47 | ManpowerGroup

CONSOLIDATED BALANCE SHEETS
in millions, except share and per share data

December 31	2016	2015
ASSETS
Current Assets
Cash and cash equivalents	$598.5	$730.5
Accounts receivable, less allowance for doubtful accounts of $98.2 and $98.1, respectively	4,413.1	4,243.0
Prepaid expenses and other assets	121.3	119.0
Total current assets	5,132.9	5,092.5
Other Assets
Goodwill	1,239.9	1,257.4
Intangible assets, less accumulated amortization of $299.8 and $266.6, respectively	294.4	326.5
Other assets	759.7	694.0
Total other assets	2,294.0	2,277.9
Property and Equipment
Land, buildings, leasehold improvements and equipment	567.0	585.4
Less: accumulated depreciation and amortization	419.7	438.3
Net property and equipment	147.3	147.1
Total assets	$7,574.2	$7,517.5
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$1,914.4	$1,659.2
Employee compensation payable	208.1	211.4
Accrued liabilities	398.6	483.7
Accrued payroll taxes and insurance	649.2	613.8
Value added taxes payable	448.7	438.7
Short-term borrowings and current maturities of long-term debt	39.8	44.2
Total current liabilities	3,658.8	3,451.0
Other liabilities
Long-term debt	785.6	810.9
Other long-term liabilities	683.4	563.1
Total other liabilities	1,469.0	1,374.0
Shareholders’ Equity
Preferred stock, $.01 par value, authorized 25,000,000 shares, none issued	—	—
Common stock, $.01 par value, authorized 125,000,000 shares, issued 115,115,748 and 114,504,928 shares, respectively	1.2	1.2
Capital in excess of par value	3,227.2	3,186.7
Retained earnings	2,291.3	1,966.0
Accumulated other comprehensive loss	(426.1)	(286.0)
Treasury stock at cost, 48,146,658 and 41,466,590 shares, respectively	(2,731.7)	(2,243.2)
Total ManpowerGroup shareholders' equity	2,361.9	2,624.7
Noncontrolling interests	84.5	67.8
Total shareholders’ equity	2,446.4	2,692.5
Total liabilities and shareholders’ equity	$7,574.2	$7,517.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Annual Report 2016 | 48	Consolidated Balance Sheets

CONSOLIDATED STATEMENTS OF CASH FLOWS
in millions

Year Ended December 31	2016	2015	2014
Cash Flows from Operating Activities
Net earnings	$443.7	$419.2	$427.6
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	85.3	77.7	83.8
Deferred income taxes	74.0	91.2	54.0
Provision for doubtful accounts	20.4	16.3	18.9
Share-based compensation	27.1	31.1	40.6
Excess tax benefit on exercise of share-based awards	(0.8)	(7.4)	(4.5)
Change in operating assets and liabilities, excluding the impact of acquisitions:
Accounts receivable	(317.2)	(369.8)	(270.5)
Other assets	(75.3)	(59.7)	(198.7)
Other liabilities	342.8	312.9	155.0
Cash provided by operating activities	600.0	511.5	306.2
Cash Flows from Investing Activities
Capital expenditures	(56.9)	(52.3)	(51.5)
Acquisitions of businesses, net of cash acquired	(57.6)	(260.5)	(32.0)
Proceeds from the sale of investments, property and equipment	4.1	14.7	2.1
Cash used in investing activities	(110.4)	(298.1)	(81.4)
Cash Flows from Financing Activities
Net change in short-term borrowings	(0.3)	4.1	16.0
Proceeds from long-term debt	—	454.0	—
Repayments of long-term debt	(6.4)	(2.0)	(2.6)
Payments for debt issuance costs	—	(2.5)	—
Payments of contingent consideration for acquisitions	(2.9)	—	—
Proceeds from share-based awards and other equity transactions	18.0	104.1	25.5
Other share-based award transactions	(5.4)	(0.7)	(6.3)
Repurchases of common stock	(482.2)	(580.2)	(143.5)
Dividends paid	(118.4)	(121.0)	(77.3)
Cash used in financing activities	(597.6)	(144.2)	(188.2)
Effect of exchange rate changes on cash	(24.0)	(37.9)	(75.0)
Net (decrease) increase in cash and cash equivalents	(132.0)	31.3	(38.4)
Cash and cash equivalents, beginning of year	730.5	699.2	737.6
Cash and cash equivalents, end of year	$598.5	$730.5	$699.2
Supplemental Cash Flow Information
Interest paid	$36.6	$32.2	$36.6
Income taxes paid, net	$163.9	$75.9	$105.8

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows	49 | ManpowerGroup

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
in millions, except share and per share data

	ManpowerGroup Shareholders						Non- controlling Interests
	Common Stock		Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock		Total
	Shares Issued	Par Value
Balance, January 1, 2014	112,014,673	$1.1	$3,014.0	$1,317.5	$82.2	$(1,500.6)	$—	$2,914.2
Net earnings				427.6				427.6
Other comprehensive loss					(237.4)			(237.4)
Issuances under equity plans, including tax benefits	861,879		29.6			(10.8)		18.8
Share-based compensation expense			40.6					40.6
Dividends ($0.98 per share)				(77.3)				(77.3)
Repurchases of common stock						(143.5)		(143.5)
Balance, December 31, 2014	112,876,552	1.1	3,084.2	1,667.8	(155.2)	(1,654.9)	—	2,943.0
Net earnings				419.2				419.2
Other comprehensive loss					(130.8)			(130.8)
Issuances under equity plans, including tax benefits	1,628,376	0.1	77.5			(8.1)		69.5
Share-based compensation expense			31.1					31.1
Dividends ($1.60 per share)				(121.0)				(121.0)
Repurchases of common stock						(580.2)		(580.2)
Contribution from a noncontrolling interest and other noncontrolling interest transactions			(6.1)				67.8	61.7
Balance, December 31, 2015	114,504,928	1.2	3,186.7	1,966.0	(286.0)	(2,243.2)	67.8	2,692.5
Net earnings				443.7				443.7
Other comprehensive loss					(140.1)			(140.1)
Issuances under equity plans, including tax benefits	610,820		20.5			(6.3)		14.2
Share-based compensation expense			27.1					27.1
Dividends ($1.72 per share)				(118.4)				(118.4)
Repurchases of common stock						(482.2)		(482.2)
Noncontrolling interest transactions			(7.1)				16.7	9.6
Balance, December 31, 2016	115,115,748	$1.2	$3,227.2	$2,291.3	$(426.1)	$(2,731.7)	$84.5	$2,446.4
The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Annual Report 2016 | 50	Consolidated Statements of Shareholders' Equity

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Note 01. Summary of Significant Accounting Policies

Nature of Operations

ManpowerGroup Inc. is a world leader in the innovative workforce solutions and services industry. Our global network of nearly 2,800 offices in 80 countries and territories allows us to meet the needs of our global, multinational and local clients across all major industry segments. Our largest operations, based on revenues, are located in France, the United States, the United Kingdom and Italy. We specialize in permanent, temporary and contract recruitment and assessment; training and development; outsourcing; career management and workforce consulting services. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole.

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

Basis of Consolidation

The Consolidated Financial Statements include our operating results and the operating results of all of our majority-owned subsidiaries and entities in which we have a controlling financial interest. We have a controlling financial interest if we own a majority of the outstanding voting common stock and the noncontrolling shareholders do not have substantive participating rights, or we have significant control over an entity through contractual or economic interests in which we are the primary beneficiary. For subsidiaries in which we have an ownership interest of 50% or less, but more than 20%, the Consolidated Financial Statements reflect our ownership share of those earnings using the equity method of accounting. These investments, as well as certain other relationships, are also evaluated for consolidation under the accounting guidance on consolidation of variable interest entities. These investments were $145.8 and $137.9 as of December 31, 2016 and 2015, respectively, and are included in other assets in the Consolidated Balance Sheets. Included in shareholders’ equity as of December 31, 2016 and 2015 are $88.9 and $85.4, respectively, of unremitted earnings from investments accounted for using the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

Our franchise agreements generally state that franchise fees are calculated based on a percentage of revenues. We record franchise fee revenues monthly based on the amounts due under the franchise agreements for that month. Franchise fees, which are included in revenues from services, were $23.3, $24.2 and $25.4 for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Annual Report 2016 | 51	Notes to Consolidated Financial Statements

The amounts billed for outplacement, consulting services and performance-based contracts in excess of the amount recognized as revenues are recorded as deferred revenue and included in accrued liabilities for the current portion and other long-term liabilities for the long-term portion in our Consolidated Balance Sheets. As of December 31, 2016 and 2015, the current portion of deferred revenue was $38.7 and $38.4, respectively, and the long-term portion of deferred revenue was $2.4 and zero, respectively. The increase in these amounts is primarily related to new client contracts in 2016.

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

Bad debt expense is recorded as selling and administrative expenses in our Consolidated Statements of Operations and was $20.4, $16.3 and $18.9 in 2016, 2015 and 2014, respectively. Factors that would cause this provision to increase primarily relate to increased bankruptcies by our clients and other difficulties collecting amounts billed. On the other hand, an improved write-off experience and aging of receivables would result in a decrease to the provision. Write-offs were $16.9, $20.3 and $15.8 for 2016, 2015 and 2014, respectively.

Advertising Costs

We expense production costs of advertising as they are incurred. Advertising expenses were $24.4, $28.8 and $25.7 in 2016, 2015 and 2014, respectively.

Restructuring Costs

We recorded net restructuring costs of $16.4 in 2015 in selling and administrative expenses, primarily related to severances and office closures and consolidations in multiple countries and territories. During 2016 and 2015, we made payments of $11.9 and $12.9, respectively, out of our restructuring reserve. We expect a majority of the remaining $4.5 reserve will be paid by the end of 2017. Changes in the restructuring liability balances for each reportable segment and Corporate were as follows:

	Americas(1)	Southern Europe(2)	Northern Europe	APME	Right Management	Corporate	Total
Balance, January 1, 2015	$1.1	$2.3	$5.8	$0.5	$2.3	$0.9	$12.9
Severance costs	2.5	—	8.6	0.9	1.1	—	13.1
Office closure costs	0.7	—	0.4	2.0	0.2	—	3.3
Costs paid or utilized	(0.8)	(0.6)	(6.3)	(1.7)	(2.8)	(0.7)	(12.9)
Balance, December 31, 2015	3.5	1.7	8.5	1.7	0.8	0.2	16.4
Costs paid or utilized	(3.1)	(0.4)	(5.9)	(1.6)	(0.7)	(0.2)	(11.9)
Balance, December 31, 2016	$0.4	$1.3	$2.6	$0.1	$0.1	$—	$4.5

(1) Balance related to United States was $1.0 as of January 1, 2015. In 2015, United States incurred $2.3 for severance costs and $0.7 for office closure costs and paid/utilized $1.1, leaving a $2.9 liability as of December 31, 2015. In 2016, United States paid/utilized $2.5, leaving a $0.4 liability as of December 31, 2016.
(2) Balance related to France was $2.1 as of January 1, 2015. In 2015, France paid/utilized $0.6, leaving a $1.5 liability as of December 31, 2015. In 2016, France paid/utilized $0.2, leaving a $1.3 liability as of December 31, 2016. Italy had no restructuring reserves recorded as of either January 1, 2015, December 31, 2015 or December 31, 2016.

Notes to Consolidated Financial Statements	52 | ManpowerGroup

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

Fair Value Measurements

The assets and liabilities measured and recorded at fair value on a recurring basis were as follows:

	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Foreign currency forward contracts	$—	$—	$—	$—	$0.1	$—	$0.1	$—
Deferred compensation plan assets	86.8	86.8	—	—	84.1	84.1	—	—
	$86.8	$86.8	$—	$—	$84.2	$84.1	$0.1	$—
Liabilities
Foreign currency forward contracts	$0.2	$—	$0.2	$—	$0.5	$—	$0.5	$—
	$0.2	$—	$0.2	$—	$0.5	$—	$0.5	$—

We determine the fair value of our deferred compensation plan assets, comprised of publicly traded securities, by using market quotes as of the last day of the period. The fair value of the foreign currency forward contracts is measured at the value from either directly or indirectly observable third parties.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and other current assets and liabilities approximate their fair values because of the short-term nature of these instruments. The carrying value of our variable-rate long-term debt approximates fair value. The fair value of the Euro-denominated notes, as observable at commonly quoted intervals (Level 2 inputs), was $831.6 and $858.2 as of December 31, 2016 and 2015, respectively, compared to a carrying value of $785.2 and $810.2, respectively.

Annual Report 2016 | 53	Notes to Consolidated Financial Statements

Goodwill and Other Intangible Assets

We had goodwill, finite-lived intangible assets and indefinite-lived intangible assets as follows:

	2016			2015
December 31	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Goodwill(1)	$1,239.9	$—	$1,239.9	$1,257.4	$—	$1,257.4
Intangible assets:
Finite-lived:
Customer relationships	426.2	287.2	139.0	425.6	256.7	168.9
Other	17.2	12.6	4.6	16.9	9.9	7.0
	443.4	299.8	143.6	442.5	266.6	175.9
Indefinite-lived:
Tradenames(2)	52.0	—	52.0	54.0	—	54.0
Reacquired franchise rights	98.8	—	98.8	96.6	—	96.6
	150.8	—	150.8	150.6	—	150.6
Total intangible assets	$594.2	$299.8	$294.4	$593.1	$266.6	$326.5

(1) Balances were net of accumulated impairment loss of $513.4 as of both December 31, 2016 and 2015.
(2) Balances were net of accumulated impairment loss of $139.5 as of both December 31, 2016 and 2015.

Amortization expense related to intangibles was $36.0, $32.8 and $33.4 in 2016, 2015 and 2014, respectively. Amortization expense expected in each of the next five years related to acquisitions completed as of December 31, 2016 is as follows: 2017 - $32.6, 2018 - $29.7, 2019 - $25.8, 2020 - $20.9 and 2021 - $10.5. The weighted-average useful lives of the customer relationships and other are 13 and 4 years, respectively. The tradenames have been assigned an indefinite life based on our expectation of renewing the tradenames, as required, without material modifications and at a minimal cost, and our expectation of positive cash flows beyond the foreseeable future. The reacquired franchise rights result from our franchise acquisitions in the United States and Canada completed prior to 2009.

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

We performed our annual impairment test of our goodwill and indefinite-lived intangible assets during the third quarter of 2016, 2015 and 2014, and there was no impairment of our goodwill or indefinite-lived intangible as a result of our annual tests.

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

Notes to Consolidated Financial Statements	54 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Significant assumptions used in our goodwill impairment tests during 2016, 2015 and 2014 included: expected revenue growth rates, operating unit profit margins, working capital levels, discount rates ranging from 10.8% to 15.3% for 2016, and a terminal value multiple. The expected future revenue growth rates and the expected operating unit profit margins were determined after considering our historical revenue growth rates and operating unit profit margins, our assessment of future market potential, and our expectations of future business performance.

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

We hold a 49% interest in our Swiss franchise, accounted for under the equity method of accounting, which maintained an investment portfolio with a market value of $207.0 and $202.3 as of December 31, 2016 and 2015, respectively. This portfolio is comprised of a wide variety of European and United States debt and equity securities as well as various professionally-managed funds, all of which are classified as available-for-sale. Our share of net realized gains and losses, and declines in value determined to be other-than-temporary, are included in our Consolidated Statements of Operations. For the years ended December 31, 2016, 2015 and 2014, realized gains totaled $2.9, $2.3 and $2.5, respectively, and realized losses totaled $1.0, $1.1 and $0.5, respectively. Other-than-temporary impairment amounts were net gains of $0.3 and $0.2 for 2016 and 2015, respectively, as previously impaired investments were sold for a gain, and a loss of $0.1 in 2014. Our share of net unrealized gains and unrealized losses that are determined to be temporary related to these investments are included in accumulated other comprehensive loss, with the offsetting amount increasing or decreasing our investment in the franchise.

Capitalized Software for Internal Use

We capitalize purchased software as well as internally developed software. Internal software development costs are capitalized from the time the internal use software is considered probable of completion until the software is ready for use. Business analysis, system evaluation, selection and software maintenance costs are expensed as incurred. Capitalized software costs are amortized using the straight-line method over the estimated useful life of the software which ranges from 3 to 10 years. The net capitalized software balance of $3.2 and $5.1 as of December 31, 2016 and 2015, respectively, is included in other assets in the Consolidated Balance Sheets. Amortization expense related to the capitalized software costs was $1.9, $1.7 and $2.2 for 2016, 2015 and 2014, respectively.

Annual Report 2016 | 55	Notes to Consolidated Financial Statements

Property and Equipment

A summary of property and equipment as of December 31 is as follows:

	2016	2015
Land	$5.5	$5.4
Buildings	16.2	16.7
Furniture, fixtures, and autos	157.6	166.6
Computer equipment	117.8	133.2
Leasehold improvements	269.9	263.5
Property and equipment	$567.0	$585.4

Property and equipment are stated at cost and are depreciated using primarily the straight-line method over the following estimated useful lives: buildings - up to 40 years; furniture, fixtures, autos and computer equipment - 2 to 13 years; leasehold improvements - lesser of life of asset or expected lease term. Expenditures for renewals and betterments are capitalized whereas expenditures for repairs and maintenance are charged to income as incurred. Upon sale or disposition of property and equipment, the difference between the unamortized cost and the proceeds is recorded as either a gain or a loss and is included in our Consolidated Statements of Operations. Long-lived assets are evaluated for impairment in accordance with the provisions of the accounting guidance on the impairment or disposal of long-lived assets.

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

A portion of our Euro-denominated notes is accounted for as a hedge of our net investment in our subsidiaries with a Euro-functional currency. For this portion of the Euro-denominated notes, since our net investment in these subsidiaries exceeds the amount of the related borrowings, net of tax, the related translation gains or losses are included as a component of accumulated other comprehensive loss.

Shareholders’ Equity

In July 2016, the Board of Directors authorized the repurchase of an additional 6.0 million shares of our common stock. This authorization was in addition to the October 2015 authorization to repurchase 6.0 million shares of our common stock and the December 2012 authorization to repurchase 8.0 million shares of our common stock. Share repurchases may be made from time to time through a variety of methods, including open market purchases, block transactions, privately negotiated transactions or similar facilities. In 2016, we repurchased a total of 6.6 million shares, comprised of 5.3 million shares under the 2015 authorization and 1.3 million shares under the 2016 authorization, at a total cost of $482.2. In 2015, we repurchased a total of 6.7 million shares, comprised of 6.0 million shares under the 2012 authorization and 0.7 million shares under the 2015 authorization, at a total cost of $587.9, including a nominal amount of shares at a cost of $7.7 that

Notes to Consolidated Financial Statements	56 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

settled in January 2016. The share repurchases that settled in January were not reflected in the treasury stock in our Consolidated Balance Sheets as of December 31, 2015. In 2014, we repurchased 2.0 million shares under the 2012 authorization at a cost of $143.5. As of December 31, 2016, there were 4.8 million shares remaining authorized for repurchase under the 2016 authorization and no shares remaining under either of the 2015 or 2012 authorizations.

During 2016, 2015 and 2014, the Board of Directors declared total cash dividends of $1.72, $1.60 and $0.98 per share, respectively, resulting in total dividend payments of $118.4, $121.0 and $77.3, respectively.

During the third quarter of 2015, we entered into a joint venture to expand our business in the Greater China region. We contributed a majority of the net assets of our China, Hong Kong, Macau and Taiwan operations and the noncontrolling shareholder contributed cash. The joint venture is included in our Consolidated Balance Sheets as we have a controlling financial interest. The noncontrolling equity interest is included in noncontrolling interests in total shareholders’ equity in our Consolidated Balance Sheets.
Noncontrolling interests, included in total shareholders' equity in our Consolidated Balance Sheets, represent amounts related to majority-owned subsidiaries in which we have a controlling financial interest.
Net earnings attributable to these noncontrolling interests were $10.1 and $6.6 for the year ended December 31, 2016 and 2015, respectively, which were recorded as expenses in interest and other expenses in our Consolidated Statements of Operations.

Cash and Cash Equivalents

We consider all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Payroll Tax Credit

In January 2013, the French government passed legislation, Credit d’Impôt pour la Compétitivité et l’Emploi (“CICE”), that provides payroll tax credits based on a percentage of wages paid to employees receiving less than two-and-a-half times the French minimum wage. The payroll tax credit was equal to 4% of eligible wages in 2013, 6% of eligible wages from 2014 to 2016, and 7% starting in 2017. The CICE payroll tax credit is accounted for as a reduction of our cost of services in the period earned.

The payroll tax credit is creditable against our current French income tax payable, with any remaining amount being paid after three years. Given the amount of our current income taxes payable, we would generally receive the vast majority of these payroll tax credits after the three-year period. In March 2016 and July 2015, we entered into an agreement to sell a portion of the credits earned in 2015 and 2014, respectively, for net proceeds of $143.1 (€129.9) and $132.8 (€120.1), respectively. We derecognized these receivables upon the sale as the terms of the agreement are such that the transaction qualifies for sale treatment according to the accounting guidance on the transfer and servicing of assets. The discount on the sale of these receivables was recorded as a reduction of the payroll tax credits earned in the respective years in cost of services.

Recently Issued Accounting Standards

In May 2014, the FASB issued new accounting guidance on revenue from contracts with customers. The core principle of this amendment is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. As amended, the new guidance is effective for us in 2018 and can be adopted either retrospectively to each prior reporting period presented or as a cumulative-effect adjustment as of the date of adoption, with early adoption permitted, but not before 2017. We are currently working through an adoption plan and completed a preliminary analysis of how we currently recognize revenue compared to the accounting treatment required under the new guidance. We will

Annual Report 2016 | 57	Notes to Consolidated Financial Statements

complete our adoption plan in the first half of 2017. This plan includes a review of client contracts and revenue transactions to determine the impact of the accounting treatment under the new guidance, evaluation of the adoption method, and completing a rollout plan for the new guidance. Based on our preliminary analysis, we currently do not believe the adoption of this guidance will have a material impact on our Consolidated Financial Statements. We will continue to evaluate the impact of this guidance on our Consolidated Financial Statements and our preliminary assessments are subject to change. We plan to adopt the new guidance beginning January 1, 2018.

In September 2015, the FASB issued new accounting guidance on business combinations. The new guidance eliminates the requirement to restate prior period financial statements for measurement period adjustments following a business combination. It requires that the cumulative impact of a measurement period adjustment (including the impact on prior periods) be recognized in the reporting period in which the adjustment is identified. The prior period impact of the adjustment should be either presented separately on the face of the income statement or disclosed in the notes. We adopted this guidance effective January 1, 2016. There was no impact of this adoption on our Consolidated Financial Statements.

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

In February 2016, the FASB issued new accounting guidance on leases. The new guidance requires that a lessee recognize assets and liabilities on the balance sheet for leases with lease terms longer than 12 months. The recognition, measurement and presentation of lease expenses and cash flows by a lessee will depend on its classification as a finance or operating lease. The guidance also includes new disclosure requirements providing information on the amounts recorded in the financial statements. The new guidance is effective for us in 2019. We are currently assessing the impact of the adoption of this guidance on our Consolidated Financial Statements.

In March 2016, the FASB issued new accounting guidance on employee share-based payment accounting. The new guidance is intended to simplify various aspects of the accounting for employee share-based payments, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The new guidance is effective for us in 2017. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In June 2016, the FASB issued new accounting guidance on financial instruments. The new guidance requires an application of an impairment model known as the current expected credit loss ("CECL") model to certain financial instruments. Using the CECL model, an entity recognizes an allowance for expected credit losses based on historical experience, current conditions, and forecasted information rather than the current methodology of delaying recognition of credit losses until it is probable a loss has been incurred. The new guidance is effective for us in 2020. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

In August 2016, the FASB issued new accounting guidance on the cash flow statement. The new guidance is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The new guidance is effective for us in 2018. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.
In October 2016, the FASB issued new accounting guidance on tax accounting for intra-entity asset transfers. Under current GAAP, the tax effects of intra-entity asset transfers are deferred until the transferred asset is sold to a third party or otherwise recovered through use, which is an exception to the principle that generally requires comprehensive recognition of current and deferred income taxes. The new guidance eliminates the exception for all intra-entity sales of assets other than inventory. As a result, an entity would recognize the tax expense from the sale of the asset in the seller’s tax jurisdiction when the transfer occurs, and any deferred tax asset that arises in the buyer’s jurisdiction would also be

Notes to Consolidated Financial Statements	58 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

recognized even though the pre-tax effects of that transaction are eliminated in consolidation. The guidance is effective for us in 2018. We are currently assessing the impact of the adoption of this guidance on our Consolidated Financial Statements.
In October 2016, the FASB issued new accounting guidance on consolidation. The new guidance amends the consolidation requirements that apply to a single decision maker’s evaluation of interests held through related parties that are under common control when it is determining whether it is the primary beneficiary of a variable interest entity (“VIE”). Under the new guidance, a reporting entity considers its indirect economic interests in a VIE held through related parties that are under common control on a proportionate basis, in a manner consistent with its consideration of its indirect economic interests held through related parties that are not under common control. The guidance is effective for us in 2017. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.
In January 2017, the FASB issued new guidance that revises the definition of a business. An integrated set of activities and assets (a “set”) is a business if it has, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs. The new guidance provides a framework to evaluate when an input and a substantive process are present. To be a business without outputs, there will now need to be an organized workforce. The FASB noted that outputs are a key element of a business and included more stringent criteria for sets without outputs. The guidance is effective for us in 2018. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.
In January 2017, the FASB issued new guidance that simplifies the accounting for goodwill impairment. The new guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. The guidance is effective for us in 2020; however an early adoption is permitted for any impairment tests performed after January 1, 2017. We do not expect the adoption of this guidance to have a material impact on our Consolidated Financial Statements.

Subsequent Events

We have evaluated events and transactions occurring after the balance sheet date through our filing date and noted no events that are subject to recognition or disclosure.

Note 02. Acquisitions

From time to time, we acquire and invest in companies throughout the world, including franchises. The total cash consideration paid for acquisitions, net of cash acquired, for the years ended December 31, 2016, 2015 and 2014 was $57.6, $260.5 and $32.0, respectively. Goodwill and intangible assets resulting from the 2016 acquisitions, the majority of which took place in the Netherlands and Norway, were $24.4 and $6.6, respectively, as of December 31, 2016.

On September 3, 2015, we acquired 7S Group GmbH (“7S”), for total consideration, net of cash acquired, of $140.4 (€125.3) plus contingent consideration based on the financial results of the company and other factors, which are being finalized. In addition, we incurred approximately $3.4 of transaction costs associated with the acquisition during the year ended December 31, 2015, which have been recorded in selling and administrative expenses. Based primarily in Germany, 7S is a highly specialized provider of human resource services focusing on a number of core sectors including skilled trades, engineering and IT. Of the $153.0 (€136.5) of net acquired assets, $48.8 (€43.5) was recorded as finite-lived intangible assets, of which $44.2 (€39.4) was assigned to customer relationships and will be amortized over 10 years using the straight line method. The customer relationships were $41.4 (€38.1) and $36.0 (€34.2) as of December 31, 2015 and 2016, respectively. Total amortization expense related to this intangible asset in each of the next five years is $4.2. The fair value of $119.1 (€106.2), which was not directly attributable to any specific assets or liabilities, was assigned to goodwill as part of the Germany reporting unit.

Annual Report 2016 | 59	Notes to Consolidated Financial Statements

Goodwill and intangible assets resulting from the remaining 2015 acquisitions, the majority of which took place in Australia, Canada and the Netherlands, were $108.7 and $28.5, respectively, as of December 31, 2015.

Note 03. Share-Based Compensation Plans

We account for share-based payments according to the accounting guidance on share-based payments. During 2016, 2015 and 2014, we recognized $27.1, $31.1 and $40.6, respectively, in share-based compensation expense related to stock options, deferred stock, restricted stock and performance share units, all of which is recorded in selling and administrative expenses. The total income tax benefit recognized related to share-based compensation during 2016, 2015 and 2014 was $7.4, $16.9 and $12.2, respectively. Consideration received from share-based awards for 2016, 2015 and 2014 was $19.7, $70.1 and $25.5, respectively. The excess income tax benefit recognized related to share-based compensation awards, which is recorded in capital in excess of par value, for 2016, 2015 and 2014 was approximately $0.8, $7.4 and $4.6, respectively. We recognize compensation expense on grants of share-based compensation awards on a straight-line basis over the vesting period of each award.

Stock Options

All share-based compensation is granted under the 2011 Equity Incentive Plan of Manpower Inc. (“2011 Plan”). Options and stock appreciation rights are granted at a price not less than 100% of the fair market value of the common stock at the date of grant. Generally, options are granted with a ratable vesting period of up to four years and expire ten years from date of grant. No stock appreciation rights had been granted or were outstanding as of December 31, 2016 or 2015.

A summary of stock option activity is as follows:

	Shares (000)	Wtd. Avg. Exercise Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Outstanding, January 1, 2014	2,783	$57
Granted	204	77
Exercised	(473)	53		$13
Expired or cancelled	(30)	43
Outstanding, December 31, 2014	2,484	$59	4.7	$28
Vested or expected to vest, December 31, 2014	2,476	$59	4.5
Exercisable, December 31, 2014	1,957	$59	3.7	$23
Outstanding, January 1, 2015	2,484	$59
Granted	147	77
Exercised	(1,255)	56		$39
Expired or cancelled	(104)	56
Outstanding, December 31, 2015	1,272	$64	5.2	$26
Vested or expected to vest, December 31, 2015	1,267	$64	5.2
Exercisable, December 31, 2015	911	$62	4.0	$20
Outstanding, January 1, 2016	1,272	$64
Granted	166	75
Exercised	(279)	63		$5
Expired or cancelled	(32)	67
Outstanding, December 31, 2016	1,127	$66	4.9	$26
Vested or expected to vest, December 31, 2016	1,122	$66	4.9
Exercisable, December 31, 2016	756	$62	3.3	$20

Notes to Consolidated Financial Statements	60 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Options outstanding and exercisable as of December 31, 2016 were as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Shares (000)	Weighted- Average Remaining Contractual Life (years)	Weighted- Average Exercise Price	Shares (000)	Weighted-Average Exercise Price
$27-$36	32	2.1	$31	32	$31
$37-$48	70	3.9	45	70	45
$49-$58	306	3.5	54	270	54
$59-$93	719	5.7	75	384	74
	1,127	4.9	$66	756	$62

We have recognized expense of $3.0, $3.2 and $6.8 related to stock options for the years ended December 31, 2016, 2015 and 2014, respectively. The total fair value of options vested during the same periods was $2.5, $3.2 and $11.1, respectively. As of December 31, 2016, total unrecognized compensation cost was approximately $3.0, net of estimated forfeitures, which we expect to recognize over a weighted-average period of approximately 1.3 years.

We estimated the fair value of each stock option on the date of grant using the Black-Scholes option pricing model and the following assumptions:

Year Ended December 31	2016	2015	2014
Average risk-free interest rate	1.4%	1.6%	1.8%
Expected dividend yield	2.1%	1.5%	1.2%
Expected volatility	33.0%	32.0%	37.0%
Expected term (years)	6.0	6.0	5.9

The average risk-free interest rate is based on the five-year United States Treasury security rate in effect as of the grant date. The expected dividend yield is based on the expected annual dividend as a percentage of the market value of our common stock as of the grant date. We determined expected volatility using a weighted average of daily historical volatility (weighted 75%) of our stock price over the past five years and implied volatility (weighted 25%) based upon exchange traded options for our common stock. We believe that a blend of historical volatility and implied volatility better reflects future market conditions and better indicates expected volatility than considering purely historical volatility. We determined the expected term of the stock options using historical data. The weighted-average grant-date fair value per option granted during the year was $19.68, $21.66 and $25.64 in 2016, 2015 and 2014, respectively.

Deferred Stock

Our non-employee directors may elect to receive deferred stock in lieu of part or all of their annual cash retainer otherwise payable to them. The number of shares of deferred stock is determined pursuant to a formula set forth in the terms and conditions adopted under the 2011 Plan; the deferred stock is settled in shares of common stock according to these terms and conditions. As of December 31, 2016, 2015 and 2014, there were 39,805, 36,091 and 33,985, respectively, shares of deferred stock awarded under this arrangement, all of which are vested.

Non-employee directors also receive an annual grant of deferred stock (or restricted stock, if they so elect) as additional compensation for board service. The award vests in equal quarterly installments over one year and the vested portion of the deferred stock is settled in shares of common stock either upon a director’s termination of service or three years after the date of grant (which may in most cases be extended at the directors’ election) in accordance with the terms and conditions under the 2011 Plan. As of December 31, 2016, 2015 and 2014, there were 8,388, 7,920 and 5,199, respectively, shares of deferred stock and 9,966, 13,860 and 10,248, respectively, shares of restricted stock granted under this arrangement, all of which are vested, except for 1,752 shares of restricted stock granted in 2015 that were cancelled. We recognized expense of $1.1, $0.8 and $0.7 related to deferred stock in 2016, 2015 and 2014, respectively.

Annual Report 2016 | 61	Notes to Consolidated Financial Statements

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

A summary of restricted stock activity is as follows:

	Shares (000)	Wtd. Avg. Price Per Share	Wtd. Avg. Remaining Contractual Term (years)	Aggregate Intrinsic Value (in millions)
Unvested, January 1, 2014	627	$54	1.3
Granted	169	77
Vested	(283)	63
Forfeited	(50)	53
Unvested, December 31, 2014	463	$57	1.2
Granted	179	$76
Vested	(217)	59
Forfeited	(20)	60
Unvested, December 31, 2015	405	$64	1.3
Granted	232	$75
Vested	(172)	62
Forfeited	(14)	76
Unvested, December 31, 2016	451	$70	1.4	$40

During 2016, 2015 and 2014, we recognized $13.8, $9.9 and $12.9, respectively, of expense related to restricted stock awards. As of December 31, 2016, there was approximately $13.1 of total unrecognized compensation cost related to unvested restricted stock, which we expect to recognize over a weighted-average period of approximately 2.0 years.

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

Notes to Consolidated Financial Statements	62 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

A summary of the performance share units detail by grant year is as follows:

	2013	2014	2015	2016
Grant Date(s)	February 14, 2013	February 11, 2014 and May 1, 2014	February 11, 2015	February 16, 2016

Performance Period (years)	2013	2014-2016	2015-2017	2016-2018
Vesting Date(s)	50% on December 31, 2014 and 2015	100% in February, 2017(a)	100% in February, 2018(a)	100% in February, 2019(a)

Payout Levels (in units):
Threshold Award	76,120	94,608	82,298	65,141
Target Award	152,240	189,215	164,595	130,282
Outstanding Award	304,480	378,430	329,190	260,564
Units Forfeited in 2016 (at Target Award level)	—	10,928	7,796	—
Shares Issued in 2016	56,059	—	—	—

(a) 2014, 2015 and 2016 awards are scheduled to vest in February 2017, 2018, and 2019, respectively, when the Executive Compensation and Human Resources Committee of the Board of Directors determines the achievement of the performance criteria.

We recognize and adjust compensation expense based on the likelihood of the performance criteria specified in the award being achieved. The compensation expense is recognized over the performance and holding periods and is recorded in selling and administrative expenses. We have recognized total compensation expense of $9.1, $17.1 and $20.1 in 2016, 2015 and 2014, respectively, related to the performance share units.

Other Stock Plans

Under the 1990 Employee Stock Purchase Plan, designated employees meeting certain service requirements may purchase shares of our common stock through payroll deductions. These shares may be purchased at their fair market value on a monthly basis. The current plan is non-compensatory according to the accounting guidance on share-based payments.

We also maintain the Savings Related Share Option Scheme for United Kingdom employees with at least one year of service. The employees are offered the opportunity to obtain an option for a specified number of shares of common stock at not less than 85% of its market value on the day prior to the offer to participate in the plan. Options vest after either three, five or seven years, but may lapse earlier. Funds used to purchase the shares are accumulated through specified payroll deductions over a 60-month period. We recognized an expense of $0.1 for shares purchased under the plan in each of 2016, 2015 and 2014.

Note 04. Net Earnings Per Share

The calculation of net earnings per share - basic and net earnings per share - diluted were as follows:

Year Ended December 31	2016	2015	2014
Net earnings available to common shareholders:	$443.7	$419.2	$427.6

Weighted-average common shares outstanding (in millions):
Weighted-average common shares outstanding - basic	70.1	76.8	79.5
Effect of dilutive securities - stock options	0.2	0.5	0.6
Effect of other share-based awards	0.5	0.4	0.6
Weighted-average common shares outstanding - diluted	70.8	77.7	80.7

Net earnings per share - basic	$6.33	$5.46	$5.38
Net earnings per share - diluted	$6.27	$5.40	$5.30

Annual Report 2016 | 63	Notes to Consolidated Financial Statements

There were certain share-based awards excluded from the calculation of net earnings per share - diluted for the year ended December 31, 2016, 2015 and 2014, respectively, as the exercise prices for these awards were greater than the average market price of the common shares during the period. The number, exercise prices and weighted-average remaining life of these antidilutive awards were as follows:

	2016	2015	2014
Shares (in thousands)	20	20	692
Exercise price ranges	$93	93	$76-$93
Weighted-average remaining life	0.4 years	1.4 years	4.1 years

Note 05. Income Taxes

The provision for income taxes was as follows:

Year Ended December 31	2016	2015	2014
Current
United States
Federal	$35.6	($8.4)	$44.8
State	4.0	—	7.0
Non-United States	144.0	158.7	148.2
Total current	183.6	150.3	200.0
Deferred
United States
Federal	69.7	92.9	53.2
State	0.5	1.8	(1.9)
Non-United States	3.8	(3.5)	2.7
Total deferred	74.0	91.2	54.0
Total provision	$257.6	$241.5	$254.0

A reconciliation between taxes computed at the United States Federal statutory rate of 35% and the consolidated effective tax rate is as follows:

Year Ended December 31	2016	2015	2014
Income tax based on statutory rate	$245.5	$231.2	$238.6
Increase (decrease) resulting from:
Non-United States tax rate difference	17.5	20.4	20.1
Repatriation of non-United States earnings	(10.5)	(16.9)	(10.1)
State income taxes, net of Federal benefit	2.2	2.7	2.9
Change in valuation allowance	(6.0)	3.3	5.0
Other, net	8.9	0.8	(2.5)
Tax provision	$257.6	$241.5	$254.0

Included in non-United States tax rate difference are benefits of $1.8, $1.5 and $2.8 for 2016, 2015 and 2014, respectively, related to the French CICE payroll tax credit because the CICE credit is tax-free for French tax purposes. The tax benefits related to the CICE credit in excess of these amounts are offset by related increases in United States tax expense. For United States tax purposes, certain French earnings impacted by the CICE credit are treated as a deemed dividend in the current year or future years, resulting in an increase in United States tax expense.

Notes to Consolidated Financial Statements	64 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Deferred income taxes are recorded on temporary differences at the tax rate expected to be in effect when the temporary differences reverse. Temporary differences, which gave rise to the deferred taxes, were as follows:

December 31	2016	2015
Future Income Tax (Expense) Benefits
Accrued payroll taxes and insurance	$30.6	$31.5
Employee compensation payable	26.6	31.7
Pension and postretirement benefits	60.7	57.5
Intangible assets	(146.8)	(144.7)
Repatriation of non-United States earnings	(164.8)	(132.0)
Intercompany loans denominated in foreign currencies	(74.2)	(61.2)
Net operating losses	92.7	106.5
Other	120.7	133.1
Valuation allowance	(86.3)	(95.9)
Total future tax expense	($140.8)	($73.5)
Deferred tax asset	81.4	83.9
Deferred tax liability	(222.2)	(157.4)
Total future tax expense	($140.8)	($73.5)

We had United States Federal and non-United States net operating loss carryforwards and United States state net operating loss carryforwards totaling $350.0 and $256.8, respectively, as of December 31, 2016. The net operating loss carryforwards expire as follows:

	United States Federal and Non-United States	United States State
2017	$1.1	$3.8
2018	1.3	5.5
2019	7.0	3.8
2020	3.3	—
2021	4.4	—
Thereafter	23.4	243.7
No expirations	309.5	—
Total net operating loss carryforwards	$350.0	$256.8

We have recorded a deferred tax asset of $92.7 as of December 31, 2016, for the benefit of these net operating losses. Realization of this asset is dependent on generating sufficient taxable income prior to the expiration of the loss carryforwards. A related valuation allowance of $75.9 has been recorded as of December 31, 2016, as management believes that realization of certain net operating loss carryforwards is unlikely.

Pre-tax earnings of non-United States operations were $482.2, $511.2 and $485.9 in 2016, 2015 and 2014, respectively. We have not provided United States income taxes or non-United States withholding taxes on $555.3 of unremitted earnings of non-United States subsidiaries that are considered to be permanently invested. As of December 31, 2016, deferred taxes are provided on $774.7 of unremitted earnings of non-United States subsidiaries that may be remitted to the United States. As of December 31, 2016 and 2015, we have recorded a deferred tax liability of $164.8 and $132.0, respectively, related to these non-United States earnings that may be remitted.

As of December 31, 2016, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $44.0 that would favorably affect the effective tax rate if recognized. Our unrecognized tax benefits may decrease over the next 12 months pending resolution of certain tax audits during this time.

Annual Report 2016 | 65	Notes to Consolidated Financial Statements

As of December 31, 2015, we had gross unrecognized tax benefits related to various tax jurisdictions, including interest and penalties, of $38.9.

We recognize accrued interest and penalties related to unrecognized tax benefits in income tax expense. We accrued net interest and penalties of $0.3 and $12.1 in 2016 and 2015, respectively, and recorded a benefit of $0.6 in 2014.

The following table summarizes the activity related to our unrecognized tax benefits during 2016, 2015 and 2014:

	2016	2015	2014
Gross unrecognized tax benefits, beginning of year	$19.0	$23.0	$23.9
Increases in prior year tax positions	4.1	2.3	0.7
Decreases in prior year tax positions	(1.7)	(0.5)	(1.2)
Increases for current year tax positions	4.1	3.1	2.2
Expiration of statute of limitations and audit settlements	(1.7)	(8.9)	(2.6)
Gross unrecognized tax benefits, end of year	$23.8	$19.0	$23.0
Potential interest and penalties	20.2	19.9	7.8
Balance, end of year	$44.0	$38.9	$30.8

We conduct business globally in various countries and territories. We are routinely audited by the tax authorities of the various tax jurisdictions in which we operate. Generally, the tax years that could be subject to examination are 2009 through 2016 for our major operations in France, Germany, Japan, the United Kingdom and the United States. As of December 31, 2016, we were subject to tax audits in Austria, Canada, Denmark, Germany, Italy, Portugal and the United States. We believe that the resolution of these audits will not have a material impact on earnings.

Note 06. Goodwill

Changes in the carrying value of goodwill by reportable segment and Corporate were as follows:

	Americas(1)	Southern Europe(2)(3)	Northern Europe(3)	APME	Right Management	Corporate(4)	Total(5)
Balance, January 1, 2015	$466.3	$102.5	$309.3	$70.1	$62.1	$64.9	$1,075.2
Goodwill acquired	52.9	2.6	163.3	9.2	—	—	228.0
Currency impact and other	(3.5)	(7.9)	(30.7)	(3.7)	—	—	(45.8)
Balance, December 31, 2015	515.7	97.2	441.9	75.6	62.1	64.9	1,257.4
Goodwill acquired	—	—	22.3	1.5	—	0.6	24.4
Currency impact and other	0.7	(0.2)	(42.3)	(0.1)	—	—	(41.9)
Balance, December 31, 2016	$516.4	$97.0	$421.9	$77.0	$62.1	$65.5	$1,239.9

(1) Balances related to United States were $450.4, $476.9 and $476.5 as of January 1, 2015, December 31, 2015 and December 31, 2016, respectively.
(2) Balances related to France were $76.9, $69.0 and $66.8 as of January 1, 2015, December 31, 2015 and December 31, 2016, respectively. Balances related to Italy were $5.0, $4.5 and $4.4 as of January 1, 2015, December 31, 2015 and December 31, 2016, respectively.
(3) Balance reflects realignment of our organizational structure in Europe as of January 1, 2016. See Note 14 to the Consolidated Financial Statements for further information.
(4) The majority of the Corporate balance as of December 31, 2016 relates to goodwill attributable to our acquisition of Jefferson Wells ($55.5) which is part of the United States reporting unit. For purposes of monitoring our total assets by segment, we do not allocate the Corporate balance to the respective reportable segments. We do, however, include these balances within the appropriate reporting units for our goodwill impairment testing. See the table below for the breakout of goodwill balances by reporting unit.
(5) Balances were net of accumulated impairment loss of $513.4 as of January 1, 2015, December 31, 2015 and December 31, 2016.

Notes to Consolidated Financial Statements	66 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Goodwill balances by reporting unit were as follows:

December 31	2016	2015
United States	$532.0	$532.4
Germany	121.4	127.1
Netherlands	110.9	98.7
United Kingdom	81.4	101.1
France	66.8	69.0
Right Management	62.1	62.1
Other reporting units	265.3	267.0
Total goodwill	$1,239.9	$1,257.4

Note 07. Debt

Information concerning short-term borrowings is as follows:

December 31	2016	2015
Short-term borrowings	$39.5	$38.2
Weighted-average interest rates	11.1%	17.8%

We maintain separate bank credit lines with financial institutions to meet working capital needs of our subsidiary operations. As of December 31, 2016, such uncommitted credit lines totaled $281.5, of which $241.3 was unused. Under our revolving credit agreement, total subsidiary borrowings cannot exceed $300.0 in the first, second and fourth quarters, and $600.0 in the third quarter of each year.

A summary of long-term debt is as follows:

December 31	2016	2015
Euro-denominated notes:
€400 due September 2022	$417.7	$431.0
€350 due June 2018	367.5	379.2
Other	0.7	6.7
	785.9	816.9
Less — current maturities	0.3	6.0
Long-term debt	$785.6	$810.9

Euro Notes

On September 11, 2015, we offered and sold €400.0 aggregate principal amount of the Company's 1.875% notes due September 11, 2022 (the "€400.0 Notes"). The net proceeds from the €400.0 Notes of €397.4 were used for general corporate purposes, including share repurchases and the acquisition of or investment in complementary businesses or other assets. The €400.0 Notes were issued at a price of 99.753% to yield an effective interest rate of 1.913%. Interest on the €400.0 Notes is payable in arrears on September 11 of each year. We may redeem the €400.0 Notes, in whole but not in part, at our option at any time for a redemption price determined in accordance with the term of the €400.0 Notes.

Annual Report 2016 | 67	Notes to Consolidated Financial Statements

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

When the €400.0 Notes and €350.0 Notes mature, we plan to repay the amounts with available cash, borrowings under our $600.0 revolving credit facility or a new borrowing. The credit terms, including interest rate and facility fees, of any replacement borrowings will be dependent upon the condition of the credit markets at that time. We currently do not anticipate any problems accessing the credit markets should we decide to replace either the €400.0 Notes or the €350.0 Notes.

Both the €400.0 Notes and €350.0 Notes contain certain customary non-financial restrictive covenants and events of default and are unsecured senior obligations and rank equally with all of our existing and future senior unsecured debt and other liabilities. A portion of these notes has been designated as a hedge of our net investment in subsidiaries with a Euro-functional currency as of December 31, 2016. For this portion of the Euro-denominated notes, since our net investment in these subsidiaries exceeds the respective amount of the designated borrowings, the related translation gains or losses are included as a component of accumulated other comprehensive loss. (See Note 12 to the Consolidated Financial Statements for further information.)

Revolving Credit Agreement

We have a Five Year Credit Agreement (the “Credit Agreement”) with a syndicate of commercial banks with a termination date of September 16, 2020. The Credit Agreement allows for borrowing of $600.0 in various currencies, and up to $150.0 may be used for the issuance of stand-by letters of credit. We had no borrowings under this facility as of both December 31, 2016 and 2015. Outstanding letters of credit issued under the Credit Agreement totaled $0.8 and $0.9 as of December 31, 2016 and 2015, respectively. Additional borrowings of $599.2 and $599.1 were available to us under the facility as of December 31, 2016 and 2015, respectively.
Under the Credit Agreement, a credit ratings-based pricing grid determines the facility fee and the credit spread that we add to the applicable interbank borrowing rate on all borrowings. At our current credit rating, the annual facility fee is 12.5 basis points paid on the entire facility and the credit spread is 100.0 basis points on any borrowings.

The Credit Agreement contains customary restrictive covenants pertaining to our management and operations, including limitations on the amount of subsidiary debt that we may incur and limitations on our ability to pledge assets, as well as financial covenants requiring, among other things, that we comply with a leverage ratio (net Debt-to-EBITDA) of not greater than 3.5 to 1 and a fixed charge coverage ratio of not less than 1.5 to 1. The Credit Agreement also contains customary events of default, including, among others, payment defaults, material inaccuracy of representations and warranties, covenant defaults, bankruptcy or involuntary proceedings, certain monetary and non-monetary judgments, change of control and customary ERISA defaults.

Debt Maturities

The maturities of long-term debt payable within each of the four years subsequent to December 31, 2017 are as follows: 2018 — $367.8, 2019 — $0.1, 2020 — $0.0, 2021 — $0.0.

Notes to Consolidated Financial Statements	68 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Note 08. Retirement and Deferred Compensation Plans

For all of our United States defined benefit and retiree health care plans, we adopted the Society of Actuaries’ RP-2006 mortality table with MP-2016 projection scale in determining the plans’ benefit obligations as of December 31, 2016.

Beginning in 2016, we changed the method we use to estimate the service and interest cost components of net periodic benefit cost for all of our United States defined benefit plans. Historically, the service and interest cost components had been estimated utilizing a single weighted-average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the year. For 2016, we utilized a full yield curve approach to estimate these components by applying specific spot rates along the yield curve used in the determination of the benefit obligation to the relevant projected cash flows. We made this change to improve the correlation between projected benefit cash flows and the corresponding yield curve spot rates and to provide a more precise measurement of service and interest costs. This change resulted in a decrease in the 2016 service costs and interest components with an equal offset to actuarial gains (losses) with no net impact on the total benefit obligation. This change was accounted for prospectively as a change in accounting estimate.

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

Defined Benefit Pension Plans

We sponsor several qualified and nonqualified pension plans covering permanent employees. During 2016, we transitioned an additional German plan associated with the employees who were transferred in as part of a new client contract. The unfunded portion of this plan was $56.8 as of December 31, 2016 and will be funded by the client at the end of the contract. We have received a bank guarantee to cover the counterparty risk associated with this unfunded amount. The reconciliation of the changes in the plans’ benefit obligations and the fair value of plan assets and the funded status of the plans are as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2016	2015	2016	2015

Change in Benefit Obligation
Benefit obligation, beginning of year	$53.1	$56.6	$326.1	$385.4
Service cost	—	—	8.0	7.2
Interest cost	1.8	2.1	10.0	10.6
Curtailment and settlement	—	—	(29.0)	—
Transfers	—	—	105.4	5.2
Actuarial loss (gain)	2.2	(1.7)	39.8	(43.2)
Plan participant contributions	—	—	0.2	0.2
Benefits paid	(4.0)	(3.9)	(7.7)	(8.1)
Currency exchange rate changes	—	—	(36.8)	(31.2)

Benefit obligation, end of year	$53.1	$53.1	$416.0	$326.1

Annual Report 2016 | 69	Notes to Consolidated Financial Statements

	United States Plans		Non-United States Plans
Year Ended December 31	2016	2015	2016	2015

Change in Plan Assets
Fair value of plan assets, beginning of year	$37.2	$40.6	$314.7	$349.1
Actual return on plan assets	1.7	(1.8)	44.6	(8.3)
Settlement	—	—	(26.1)	—
Transfers	—	—	34.9	—
Plan participant contributions	—	—	0.2	0.2
Company contributions	2.4	2.3	0.5	8.5
Benefits paid	(4.0)	(3.9)	(7.7)	(8.1)
Currency exchange rate changes	—	—	(36.6)	(26.7)

Fair value of plan assets, end of year	$37.3	$37.2	$324.5	$314.7

Funded Status at End of Year
Funded status, end of year	($15.8)	($15.9)	($91.5)	($11.4)

Amounts Recognized
Noncurrent assets	$14.3	$14.3	$30.4	$47.9
Current liabilities	(2.5)	(2.4)	(0.8)	(0.3)
Noncurrent liabilities	(27.6)	(27.8)	(121.1)	(59.0)

Net amount recognized	($15.8)	($15.9)	($91.5)	($11.4)

Amounts recognized in accumulated other comprehensive loss, net of tax, consisted of:

	United States Plans		Non-United States Plans
Year Ended December 31	2016	2015	2016	2015

Net loss	$13.0	$11.8	$32.7	$15.9
Prior service cost	—	—	4.7	4.9

Total	$13.0	$11.8	$37.4	$20.8

The accumulated benefit obligation for our plans that have plan assets was $377.0 and $291.9 as of December 31, 2016 and 2015, respectively. The accumulated benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2016	2015

Accumulated benefit obligation	$107.9	$10.2
Plan assets	47.9	9.6

The projected benefit obligation for certain of our plans exceeded the fair value of plan assets as follows:

December 31	2016	2015

Projected benefit obligation	$113.9	$48.4
Plan assets	47.9	39.4

The new German plan that we transferred in during 2016 was underfunded, resulting in the significant increase in the amounts above.

By their nature, certain of our plans do not have plan assets. The accumulated benefit obligation for these plans was $74.3 and $69.9 as of December 31, 2016 and 2015, respectively.

Notes to Consolidated Financial Statements	70 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

The components of the net periodic benefit cost and other amounts recognized in other comprehensive loss for all plans were as follows:

Year Ended December 31	2016	2015	2014

Net Periodic Benefit Cost
Service cost	$8.0	$7.2	$8.3
Interest cost	11.8	12.7	15.8
Expected return on assets	(10.9)	(12.9)	(15.6)
Curtailment and settlement	(6.9)	—	—
Net loss	1.0	4.0	3.5
Prior service cost	0.4	0.4	0.6

Net periodic benefit cost	3.4	11.4	12.6
Other Changes in Plan Assets and Benefit Obligation Recognized in Other Comprehensive Loss
Net loss (gain)	24.7	(22.9)	23.5
Prior service cost	—	—	1.3
Amortization of net loss	(1.0)	(4.0)	(3.5)
Amortization of prior service cost	(0.4)	(0.4)	(0.6)

Total recognized in other comprehensive loss	23.3	(27.3)	20.7
Total recognized in net periodic benefit cost and other comprehensive loss	$26.7	($15.9)	$33.3

Effective July 1, 2016, we terminated a defined benefit plan in Northern Europe and transitioned our employees to a defined contribution plan, resulting in a curtailment and settlement gain of $6.9.

The estimated net loss and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2017 are $1.8 and $0.4, respectively.

The weighted-average assumptions used in the measurement of the benefit obligation were as follows:

	United States Plans		Non-United States Plans
Year Ended December 31	2016	2015	2016	2015

Discount rate	4.0%	4.3%	2.2%	3.2%
Rate of compensation increase	3.0%	3.0%	1.7%	2.2%

The weighted-average assumptions used in the measurement of the net periodic benefit cost were as follows:

	United States Plans			Non-United States Plans
Year Ended December 31	2016	2015	2014	2016	2015	2014

Discount rate - service cost	4.4%	3.9%	4.6%	3.2%	2.9%	4.1%
Discount rate - interest cost	3.4%	3.9%	4.6%	3.2%	2.9%	4.1%
Expected long-term return on plan assets	5.3%	5.5%	6.0%	3.4%	3.2%	4.5%
Rate of compensation increase	3.0%	3.0%	3.0%	2.2%	2.6%	3.8%

We determine our assumption for the discount rate based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the end of each fiscal year.

Our overall expected long-term rate of return used in the measurement of the 2016 net periodic benefit cost on United States plan assets was 5.3%, while the rates of return on our non-United States plans varied by country and ranged from 1.7% to 4.3%. For a majority of our plans, a building block approach has been employed to establish this return. Historical markets are studied and long-term historical relationships between equity securities and fixed income instruments are

Annual Report 2016 | 71	Notes to Consolidated Financial Statements

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

Our plans’ investment policies are to optimize the long-term return on plan assets at an acceptable level of risk and to maintain careful control of the risk level within each asset class. Our long-term objective is to minimize plan expenses and contributions by outperforming plan liabilities. We have historically used a balanced portfolio strategy based primarily on a target allocation of equity securities and fixed-income instruments, which vary by location. These target allocations, which are similar to the 2016 allocations, are determined based on the favorable risk tolerance characteristics of the plan and, at times, may be adjusted within a specified range to advance our overall objective.

The fair values of our pension plan assets are primarily determined by using market quotes and other relevant information that is generated by market transactions involving identical or comparable assets, except for the insurance contracts and common contractual funds. The insurance contracts are measured at the present value of expected future benefit payments primarily using the Deutsche National Bank interest curve. For the common contractual funds, total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Trust managers provide valuations of the investment. These valuations are reviewed for reasonableness and adjusted where appropriate, based on applicable market data.

The fair value of our pension plan assets by asset category was as follows:

	United States Plans				Non-United States Plans
	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2016	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Asset Category
Cash and cash equivalents(1)	$0.2	$—	$0.2	$—	$9.7	$9.2	$0.5	$—
Equity securities:
United States companies	12.1	12.1	—	—	—	—	—	—
International companies	—	—	—	—	17.7	17.7	—	—
Fixed income securities:
Government bonds(2)	14.7	—	14.7	—	27.5	—	27.5	—
Corporate bonds	10.3	—	10.3	—	49.6	—	49.6	—
Guaranteed insurance contracts	—	—	—	—	14.2	—	14.2	—
Annuity contract	—	—	—	—	49.5	—	49.5	—
Other types of investments:
Unitized funds(3)	—	—	—	—	23.1	23.1	—	—
Real estate funds	—	—	—	—	7.0	—	7.0	—
Common contractual funds	—	—	—	—	25.9	—	—	25.9
Insurance contracts	—	—	—	—	100.3	—	—	100.3
	$37.3	$12.1	$25.2	$—	$324.5	$50.0	$148.3	$126.2

(1)This category includes a prime obligations money market portfolio.
(2)This category includes United States Treasury/Federal agency securities and foreign government securities.
(3)This category includes investments in approximately 60% equity securities, 30% fixed income securities and 10% cash.

Notes to Consolidated Financial Statements	72 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

	United States Plans				Non-United States Plans
	Fair Value Measurements Using				Fair Value Measurements Using
	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	December 31, 2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Asset Category
Cash and cash equivalents(1)	$0.4	$—	$0.4	$—	$0.4	$0.4	$—	$—
Equity securities:
United States companies	12.7	12.7	—	—	—	—	—	—
International companies	—	—	—	—	17.8	17.8	—	—
Fixed income securities:
Government bonds(2)	16.9	—	16.9	—	47.8	47.8	—	—
Corporate bonds	7.2	—	7.2	—	31.2	31.2	—	—
Guaranteed insurance contracts	—	—	—	—	38.9	—	38.9	—
Annuity contract	—	—	—	—	51.9	—	51.9	—
Other types of investments:
Unitized funds(3)	—	—	—	—	26.4	26.4	—	—
Real estate funds	—	—	—	—	8.3	—	8.3	—
Insurance contracts	—	—	—	—	92.0	—	—	92.0
	$37.2	$12.7	$24.5	$—	$314.7	$123.6	$99.1	$92.0

(1) This category includes a prime obligations money market portfolio.
(2) This category includes United States Treasury/Federal agency securities and foreign government securities.
(3) This category includes investments in approximately 50% equity securities, 40% fixed income securities and 10% cash.

The following table summarizes the changes in fair value of the pension assets that are measured using Level 3 inputs. In 2016, we transferred in common contractual funds as part of the pension assets associated with the new German plan. We determine that transfers between fair-value-measurement levels occur on the date of the event that caused the transfer.

Year Ended December 31	2016	2015

Balance, beginning of year	$92.0	$104.9
Transfers	27.3	—
Actual return on plan assets	13.9	(2.2)
Purchases, sales and settlements, net	(2.1)	—
Currency exchange rate changes	(4.9)	(10.7)

Balance, end of year	$126.2	$92.0

Annual Report 2016 | 73	Notes to Consolidated Financial Statements

Retiree Health Care Plan

We provide medical and dental benefits to certain eligible retired employees in the United States. Due to the nature of the plan, there are no plan assets. The reconciliation of the changes in the plan’s benefit obligation and the statement of the funded status of the plan were as follows:

Year Ended December 31	2016	2015

Change in Benefit Obligation
Benefit obligation, beginning of year	$16.4	$17.8
Interest cost	0.7	0.7
Actuarial loss (gain)	0.2	(0.5)
Benefits paid	(1.7)	(1.6)
Benefit obligation, end of year	$15.6	$16.4

Funded Status at End of Year
Funded status, end of year	($15.6)	($16.4)

Amounts Recognized
Current liabilities	($1.3)	($1.3)
Noncurrent liabilities	(14.3)	(15.1)

Net amount recognized	($15.6)	($16.4)

The amount recognized in accumulated other comprehensive loss, net of tax, consists of a net loss of $1.7 for both 2016 and 2015, and a prior service credit of $5.4 and $6.0 in 2016 and 2015, respectively.

The discount rate used in the measurement of the benefit obligation was 4.0% and 4.3% in 2016 and 2015, respectively. The discount rate used in the measurement of net periodic benefit cost was 4.3%, 3.9% and 4.7% in 2016, 2015, and 2014, respectively. The components of net periodic benefit cost and other amounts recognized in other comprehensive loss for this plan were as follows:

	2016	2015	2014

Net Periodic Benefit Cost
Interest cost	$0.7	$0.7	$0.8
Net loss	0.1	0.1	0.1
Prior service credit	(0.8)	(0.8)	(0.8)

Net periodic benefit cost	—	—	0.1
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Loss
Net loss (gain)	0.2	(0.5)	0.2
Amortization of net loss	(0.1)	(0.1)	(0.1)
Amortization of prior service credit	0.8	0.8	0.8

Total recognized in other comprehensive loss	0.9	0.2	0.9

Total recognized in net periodic benefit cost and other comprehensive loss	$0.9	$0.2	$1.0

The estimated net loss and prior service credit for the retiree health care plan that will be amortized from accumulated other comprehensive loss into net periodic benefit cost during 2017 is $0.1 and $0.8, respectively.

Notes to Consolidated Financial Statements	74 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

The health care cost trend rate is assumed to be 7.0% for 2017, decreasing gradually to an ultimate rate of 5.0% in 2022. Assumed health care cost trend rates could have a significant effect on the amounts reported. A one-percentage point change in the assumed health care cost trend rate would have the following effects:

	1% Increase	1% Decrease

Effect on total of service and interest cost components	$—	$—
Effect on benefit obligation	0.3	(0.2)

Future Contributions and Payments

During 2017, we plan to contribute approximately $4.2 to our pension plans and to fund our retiree health care payments as incurred. Projected benefit payments from the plans as of December 31, 2016 were estimated as follows:

Year	Pension Plans	Retiree Health Care Plan

2017	$10.1	$1.3
2018	10.9	1.2
2019	11.4	1.2
2020	12.7	1.1
2021	13.8	1.1
2022–2026	89.0	5.2

Total projected benefit payments	$147.9	$11.1

Defined Contribution Plans and Deferred Compensation Plans

We have defined contribution plans covering substantially all permanent United States employees and various other employees throughout the world. Employees may elect to contribute a portion of their salary to the plans and we match a portion of their contributions up to a maximum percentage of the employee’s salary. In addition, profit sharing contributions are made if a targeted earnings level is reached. The total expense for our match and any profit sharing contributions was $21.4, $19.6 and $19.8 for the years ended December 31, 2016, 2015 and 2014, respectively.

We also have deferred compensation plans in the United States. One of the plans had an asset and liability of $85.7 and $82.9 as of December 31, 2016 and 2015, respectively, with the remaining plans holding immaterial amounts of assets and liabilities.

Note 09. Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax, were as follows:

December 31	2016	2015
Foreign currency translation	$(289.1)	$(209.2)
Translation gain on net investment hedge, net of income taxes of $11.2 and $2.8, respectively	24.8	10.0
Translation loss on long-term intercompany loans	(133.7)	(75.5)
Unrealized gain on investments, net of income taxes of $4.2 and $3.8, respectively	18.6	17.0
Defined benefit pension plans, net of income taxes of $(27.8) and $(22.3), respectively	(50.4)	(32.6)
Retiree health care plan, net of income taxes of $2.1 and $2.4 in 2016 and 2015, respectively	3.7	4.3
Accumulated other comprehensive loss	$(426.1)	$(286.0)

Annual Report 2016 | 75	Notes to Consolidated Financial Statements

Note 10. Leases

We lease property and equipment primarily under operating leases. Renewal options exist for substantially all leases. Future minimum payments, by year and in the aggregate, under noncancelable operating leases with any remaining terms consisted of the following as of December 31, 2016:

Year
2017	$156.4
2018	119.5
2019	90.1
2020	69.4
2021	56.2
Thereafter	100.7
Total minimum lease payments	$592.3

Rental expense for all operating leases was $166.5, $174.9 and $197.0 for the years ended December 31, 2016, 2015 and 2014, respectively.

Note 11. Interest and Other Expenses

Interest and other expenses consisted of the following:

Year Ended December 31	2016	2015	2014
Interest expense	$37.9	$36.0	$35.9
Interest income	(3.6)	(2.5)	(4.4)
Foreign exchange loss (gain)	2.8	(4.7)	(2.2)
Miscellaneous expense (income), net	12.4	(0.6)	9.0
Interest and other expenses	$49.5	$28.2	$38.3

Note 12. Derivative Financial Instruments

We are exposed to various risks relating to our ongoing business operations. The primary risks, which are managed through the use of derivative instruments, are foreign currency exchange rate risk and interest rate risk. In certain circumstances, we enter into foreign currency forward exchange contracts (“forward contracts”) to reduce the effects of fluctuating foreign currency exchange rates on our cash flows denominated in foreign currencies. Our exposure to market risk for changes in interest rates relates primarily to our long-term debt obligations. We have historically managed interest rate risk through the use of a combination of fixed and variable rate borrowings. In accordance with the current accounting guidance for derivative instruments and hedging activities, we record all of our derivative instruments as either an asset or liability measured at their fair value.

Foreign Currency Exchange Rate Risk Management

A portion of the €400.0 Notes ($417.7) and €350.0 ($367.5) Notes was designated as a hedge of our net investment in our foreign subsidiaries with a Euro-functional currency as of December 31, 2016. For this portion of the Euro-denominated notes, the gain or loss associated with foreign currency translation is recorded as a component of accumulated other comprehensive loss, net of taxes. As of December 31, 2016 and 2015, we had an unrealized gain of $29.0 and $14.1, respectively, included in accumulated other comprehensive loss, net of taxes, as the net investment hedge was deemed effective.

Notes to Consolidated Financial Statements	76 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

On occasion, forward contracts are designated as a hedge of our net investment in our foreign subsidiaries. As of December 31, 2016 and 2015, we had a translation loss of $4.2 and $4.1, respectively, included in accumulated other comprehensive loss, net of taxes, as the net investment hedge was deemed effective.

For our forward contracts that are not designated as hedges, any gain or loss resulting from the change in fair value is recognized in the current period earnings. These gains or losses are offset by the exposure related to receivables and payables with our foreign subsidiaries and to interest due on our Euro-denominated notes, which is paid annually in June and September. We recorded a loss of $1.6 for the year ended December 31, 2016 and a gain of $0.6 and $0.2 for the year ended December 31, 2015 and 2014, respectively, associated with our forward contracts in interest and other expenses, which partially offset the net gain for the year ended December 31, 2016 and net loss for the years ended December 31, 2015 and 2014 recorded for the items noted above.

The fair value measurements of these items recorded in our Consolidated Balance Sheets as of December 31, 2016 and 2015 are disclosed in Note 1 to the Consolidated Financial Statements.

Note 13. Contingencies

Litigation

In the normal course of business, the Company is named as a defendant in various legal proceedings in which claims are asserted against the Company. We record accruals for loss contingencies based on the circumstances of each claim, when it is probable that a loss has been incurred as of the balance sheet date and can be reasonably estimated. Although the outcome of litigation cannot be predicted with certainty, we believe the ultimate resolution of these legal proceedings will not have a material effect on our business or financial condition.

In 2014, we recorded legal costs of $9.0 in the United States related to a settlement agreement in connection with a lawsuit in California involving allegations regarding our wage statements. The settlement agreement was approved by the court at a final hearing in June 2015. We believe that the settlement was in our best interest to avoid the costs and disruption of ongoing litigation.

Guarantees

We have entered into certain guarantee contracts and stand-by letters of credit that total $177.6 ($130.7 for guarantees and $46.9 for stand-by letters of credit) as of December 31, 2016. The guarantees primarily relate to operating leases and indebtedness. The stand-by letters of credit relate to insurance requirements and debt facilities. If certain conditions were met under these arrangements, we would be required to satisfy our obligation in cash. Due to the nature of these arrangements and our historical experience, we do not expect to make any significant payments under these arrangements.

Annual Report 2016 | 77	Notes to Consolidated Financial Statements

Note 14. Segment Data

Effective January 1, 2016, we realigned our organizational structure in Europe. As a result, Other Southern Europe now includes several countries that were previously reported in Northern Europe. All previously reported results have been restated to conform to the current year presentation.

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

The Americas, Southern Europe, Northern Europe and APME segments derive a significant majority of their revenues from the placement of contingent workers. The remaining revenues within these segments are derived from other workforce solutions and services, including ManpowerGroup Solutions (Recruitment Process Outsourcing (RPO), TAPFIN - Managed Service Provider (MSP), Proservia and Talent Based Outsourcing (TBO)), recruitment and assessment, and training and development. The Right Management segment revenues are derived from career management and talent management services. Segment revenues represent sales to external clients. We provide services to a wide variety of clients, none of which individually comprise a significant portion of revenues for us as a whole. Due to the nature of our business, we generally do not have export sales.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. We evaluate performance based on operating unit profit, which is equal to segment revenues less direct costs and branch and national headquarters operating costs. This profit measure does not include goodwill and intangible asset impairment charges or amortization of intangible assets related to acquisitions, corporate expenses, interest and other income and expense amounts or income taxes.

Total assets for the segments are reported after the elimination of investments in subsidiaries and intercompany accounts.

Notes to Consolidated Financial Statements	78 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Year Ended December 31	2016	2015	2014
Revenues from Services(a)
Americas:
United States(b)	$2,836.8	$3,005.8	$3,086.4
Other Americas	1,460.4	1,486.2	1,497.3
	4,297.2	4,492.0	4,583.7
Southern Europe:
France	4,837.4	4,661.3	5,351.6
Italy	1,167.7	1,226.1	1,178.8
Other Southern Europe	1,492.5	1,404.1	1,502.1
	7,497.6	7,291.5	8,032.5
Northern Europe	5,129.1	5,033.7	5,525.3
APME	2,471.3	2,239.1	2,327.1
Right Management	258.9	273.6	294.2
	$19,654.1	$19,329.9	$20,762.8
Operating Unit Profit
Americas:
United States	$142.9	$143.8	$125.4
Other Americas	53.6	57.0	56.2
	196.5	200.8	181.6
Southern Europe:
France	250.6	258.8	275.5
Italy	79.1	70.9	64.2
Other Southern Europe	47.2	39.9	42.9
	376.9	369.6	382.6
Northern Europe	173.0	144.7	177.2
APME	88.5	79.3	84.2
Right Management	44.7	38.3	33.5
	879.6	832.7	859.1
Corporate expenses	(92.8)	(111.0)	(105.8)
Intangible asset amortization expense(c)	(36.0)	(32.8)	(33.4)
Interest and other expenses	(49.5)	(28.2)	(38.3)
Earnings before income taxes	$701.3	$660.7	$681.6

(a) Further breakdown of revenues from services by geographical region was as follows:

Revenues from Services	2016	2015	2014
United States	$2,950.2	$3,115.6	$3,190.6
France	4,857.3	4,684.1	5,378.6
Italy	1,170.7	1,230.2	1,183.4
United Kingdom	1,819.7	2,118.4	2,168.6
Total Foreign	16,703.9	16,214.3	17,572.2

(b) The United States revenues above represent revenues from our company-owned branches and franchise fees received from our franchise operations, which were $15.1, $15.2 and $16.1 for 2016, 2015 and 2014, respectively.
(c) Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

Annual Report 2016 | 79	Notes to Consolidated Financial Statements

Year Ended December 31	2016	2015	2014
Depreciation and Amortization Expense
Americas:
United States	$9.9	$9.3	$9.4
Other Americas	2.7	2.9	4.1
	12.6	12.2	13.5
Southern Europe:
France	11.0	10.1	13.0
Italy	1.9	1.9	2.4
Other Southern Europe	3.5	3.2	3.2
	16.4	15.2	18.6
Northern Europe	10.9	8.9	10.2
APME	5.3	4.7	4.4
Right Management	3.9	3.7	3.6
Corporate expenses	0.2	0.2	0.1
Amortization of intangible assets(a)	36.0	32.8	33.4
	$85.3	$77.7	$83.8
Earnings from Equity Investments
Americas:
United States	$—	$—	$—
Other Americas	—	—	—
	—	—	—
Southern Europe:
France	—	0.4	0.4
Italy	—	—	—
Other Southern Europe	3.6	7.5	5.6
	3.6	7.9	6.0
Northern Europe	—	0.1	(3.0)
APME	—	—	—
Right Management	—	—	—
	$3.6	$8.0	$3.0

(a) Intangible asset amortization related to acquisitions is excluded from operating costs within the reportable segments and corporate expenses, and shown separately.

Notes to Consolidated Financial Statements	80 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

As of December 31	2016	2015	2014
Total Assets
Americas:
United States	$1,718.9	$1,708.5	$1,532.7
Other Americas	314.4	304.9	284.1
	2,033.3	2,013.4	1,816.8
Southern Europe:
France	2,104.8	1,926.3	1,922.7
Italy	294.9	267.1	230.0
Other Southern Europe	490.1	484.7	467.1
	2,889.8	2,678.1	2,619.8
Northern Europe	1,292.4	1,197.7	1,613.9
APME	612.8	533.6	501.4
Right Management	136.6	143.9	139.1
Corporate(a)	609.3	950.8	490.2
	$7,574.2	$7,517.5	$7,181.2
Equity Investments
Americas:
United States	$—	$—	$—
Other Americas	—	—	—
	—	—	—
Southern Europe:
France	0.2	—	0.7
Italy	0.4	0.2	0.2
Other Southern Europe	139.1	136.3	129.7
	139.7	136.5	130.6
Northern Europe	0.1	1.4	1.4
APME	—	—	0.3
Right Management	—	—	—
Corporate	6.0	—	—
	$145.8	$137.9	$132.3

(a) Corporate assets include assets that were not used in the operations of any segment, the most significant of which were purchased intangibles and cash.

Annual Report 2016 | 81	Notes to Consolidated Financial Statements

As of and Year Ended December 31	2016	2015	2014
Long-lived Assets(a)
Americas:
United States	$27.7	$26.0	$25.4
Other Americas	6.3	7.3	8.3
	34.0	33.3	33.7
Southern Europe:
France	39.7	39.2	44.6
Italy	4.4	4.7	4.7
Other Southern Europe	18.3	14.2	13.4
	62.4	58.1	62.7
Northern Europe	25.4	30.5	26.7
APME	17.9	19.4	20.6
Right Management	10.7	10.5	10.6
Corporate	0.2	0.4	0.1
	$150.6	$152.2	$154.4
Additions to Long-Lived Assets
Americas:
United States	$11.9	$10.1	$9.1
Other Americas	1.9	2.4	3.9
	13.8	12.5	13.0
Southern Europe:
France	13.3	10.3	7.8
Italy	1.7	2.4	1.3
Other Southern Europe	8.9	5.4	5.9
	23.9	18.1	15.0
Northern Europe	8.5	12.1	12.5
APME	3.9	4.5	7.9
Right Management	4.5	4.7	3.6
Corporate	—	0.4	—
	$54.6	$52.3	$52.0

(a) Further breakdown of long-lived assets by geographical region was as follows:

Long-Lived Assets	2016	2015	2014
United States	$33.9	$32.3	$30.2
France	40.9	40.4	46.0
Italy	4.4	4.7	4.7
United Kingdom	9.0	10.3	10.3
Total Foreign	116.7	119.9	124.2

Notes to Consolidated Financial Statements	82 | ManpowerGroup

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
in millions, except share and per share data

Note 15. Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
Year Ended December 31, 2016
Revenues from services	$4,587.7	$5,022.1	$5,088.2	$4,956.1	$19,654.1
Gross profit	773.8	860.7	858.3	841.0	3,333.8
Operating profit	131.7	196.0	211.1	212.0	750.8
Net earnings	71.7	115.4	129.2	127.4	443.7
Net earnings per share — basic	$0.98	$1.61	$1.89	$1.89	$6.33
Net earnings per share — diluted	0.98	1.60	1.87	1.87	6.27
Dividends per share	—	0.86	—	0.86	1.72
Market price:
High	$81.82	$85.38	$72.61	$92.83
Low	70.33	59.90	60.67	71.50
Year Ended December 31, 2015
Revenues from services	$4,542.2	$4,861.3	$4,972.5	$4,953.9	$19,329.9
Gross profit	762.0	830.6	852.1	851.1	3,295.8
Operating profit (a)	122.8	178.7	206.3	181.1	688.9
Net earnings (b)	65.7	105.7	123.9	123.9	419.2
Net earnings per share — basic	$0.83	$1.35	$1.63	$1.67	$5.46
Net earnings per share — diluted (c)	0.83	1.33	1.61	1.66	5.40
Dividends per share	—	0.80	—	0.80	1.60
Market price:
High	$86.92	$92.00	$96.56	$93.24
Low	63.79	82.76	77.43	80.48

(a) Included restructuring costs of $16.4 recorded in the fourth quarter.
(b) Included non-operating gains of $10.6 recorded in the fourth quarter.
(c) Included in the results are restructuring costs per diluted share of $(0.17) and non-operating gains per diluted share of $0.15 for the fourth quarter.

****

Annual Report 2016 | 83	Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA
in millions, except per share data

As of and for the Year Ended December 31	2016	2015	2014	2013	2012
Operations Data
Revenues from services	$19,654.1	$19,329.9	$20,762.8	$20,250.5	$20,678.0
Gross profit	3,333.8	3,295.8	3,488.2	3,366.7	3,442.0
Operating profit	750.8	688.9	719.9	511.9	411.7
Net earnings	443.7	419.2	427.6	288.0	197.6
Per Share Data
Net earnings — basic	$6.33	$5.46	$5.38	$3.69	$2.49
Net earnings — diluted	6.27	5.40	5.30	3.62	2.47
Dividends	1.72	1.60	0.98	0.92	0.86
Balance Sheet Data
Total assets	$7,574.2	$7,517.5	$7,181.2	$7,286.6	$7,010.4
Long-term debt	785.6	810.9	422.6	480.2	459.9

Selected Financial Data	84 | ManpowerGroup

PERFORMANCE GRAPH

Set forth below is a graph for the periods ending December 31, 2011–2016 comparing the cumulative total shareholder return on our common stock with the cumulative total return of companies in the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index. We are included in the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and we estimate that we constituted approximately 26% of the total market capitalization of the companies included in the index. The graph assumes a $100 investment on December 31, 2011 in our common stock, the Standard & Poor’s 400 Midcap Stock Index and the Standard & Poor’s Supercomposite Human Resources and Employment Services Index and assumes the reinvestment of all dividends.

December 31	2016	2015	2014	2013	2012	2011
ManpowerGroup	$249	$236	$191	$240	$119	$100
S&P 400 Midcap Stock Index	189	159	165	153	116	100
S&P Supercomposite Human Resources and Employment Services Index	220	204	191	192	110	100

Annual Report 2016 | 85	Performance Graph

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

About ManpowerGroup: ManpowerGroup® (NYSE: MAN) is the world’s workforce expert, creating innovative workforce solutions for nearly 70 years. As workforce experts, we connect more than 600,000 people to meaningful work across a wide range of skills and industries every day. Through our ManpowerGroup family of brands — Manpower®, Experis®, Right Management® and ManpowerGroup® Solutions — we help our clients in 80 countries and territories address their critical talent needs, providing comprehensive solutions to resource, manage and develop talent. In 2016, ManpowerGroup was named one of the World’s Most Ethical Companies for the sixth consecutive year and one of Fortune’s Most Admired Companies, confirming our position as the most trusted and admired brand in the industry. See how ManpowerGroup makes powering the world of work humanly possible: www.manpowergroup.com.

Principal Operating Units	86 | ManpowerGroup

CORPORATE INFORMATION

DIRECTORS

Jonas Prising
Chairman and Chief Executive Officer
ManpowerGroup

Gina R. Boswell1*,3
Executive Vice President —
General Manager - UK & Ireland
Unilever

Cari M. Dominguez2
President of Dominguez & Associates
Former Chair of the Equal Employment
Opportunity Commission

William A. Downe2
President and CEO
BMO Financial Group

John F. Ferraro1
Retired Global COO
Ernst & Young

Patricia A. Hemingway Hall1
Retired President and CEO
Health Care Service Corporation

Julie M. Howard3
Chairman and CEO
Navigant Consulting, Inc.

Roberto Mendoza1
Senior Managing Director
Atlas Advisors LLC

Ulice Payne, Jr.1,3*
President and Managing Member
Addison-Clifton, LLC

Paul Read1
Former President and COO
Ingram Micro Inc.

Elizabeth P. Sartain2
Independent Human Resource Advisor and Consultant
Founder of Libby Sartain LLC
Former CHRO Yahoo! Inc. and Southwest Airlines

John R. Walter2,3
Retired President and COO
AT&T Corp.
Former Chairman, President and CEO
RR Donnelley & Sons

Edward J. Zore2*,3
Lead Director+
Retired President and CEO
Northwestern Mutual

MANAGEMENT

Jonas Prising
Chairman and Chief Executive Officer

Darryl Green
President and Chief Operating Officer

Jack McGinnis
Executive Vice President
Chief Financial Officer

Ram Chandrashekar
Executive Vice President
Operational Excellence and IT;
President — APME

Mara Swan
Executive Vice President
Global Strategy and Talent

Richard Buchband
Senior Vice President
General Counsel and Secretary

Board Committees
1 Audit Committee
2 Executive Compensation and
Human Resources Committee
3 Nominating and Governance Committee
*Denotes Committee Chair
+William A. Downe will become
Lead Director effective May 3, 2017

Annual Report 2016 | 87	Corporate Information

CORPORATE INFORMATION

Global Headquarters
P.O. Box 2053
100 Manpower Place
Milwaukee, WI 53212 USA
+1.414.961.1000
www.manpowergroup.com

Transfer Agent and Registrar
Computershare
PO Box 30170
College Station, TX 77842-3170

Or for overnight deliveries:

Computershare
211 Quality Circle, Suite 210
College Station, TX 77845
Shareowners Toll Free: +1.800.874.1547
Foreign Shareowners: +1.781.575.4223
Website: www.computershare.com/investor

Stock Exchange Listing
NYSE Symbol: MAN

Form 10-K
A copy of Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2016 is available without charge after March 16, 2017 and can be obtained at www.manpowergroup.com in the section titled “Investor Relations” or by writing to:

Richard Buchband
ManpowerGroup
100 Manpower Place
Milwaukee, WI 53212 USA

Shareholders
As of February 17, 2017, ManpowerGroup common stock was held by approximately 3,200 record holders.

Annual Meeting of Shareholders
May 2, 2017 at 10 a.m.
ManpowerGroup Global Headquarters
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

Corporate Information	88 | ManpowerGroup